Form 20-F
period 1999-11-30
OCE N V
filed 2000-05-18
CIK 753058

================================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                   FORM 20-F


             ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended November 30, 1999

                        Commission file number 0-13742


                                   OCE N.V.

            (Exact name of registrant as specified in its charter)

                                The Netherlands
                (Jurisdiction of Incorporation or Organization)

                 Urbanusweg 43, 5914 CC VENLO, The Netherlands
                   (Address of Principal Executive Offices)

       Securities registered pursuant to Section 12(b) of the Act: None

          Securities registered pursuant to Section 12(g) of the Act:

                               Ordinary Shares,
                   nominal or par value 0.50 Euro per share

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing
requirements for at least the past 90 days. Yes  X    No _____.
                                                ---

     Indicate by check mark which financial statement item the registrant has
elected to follow: Item 17  X   Item 18 _______
                           ---

     Copies of notices and communications from the Securities and Exchange Commission should be sent to:

          James H. Hardie                    J.M.M. van der Velden
          Reed Smith Shaw & McClay LLP       Secretary of the Company
          P.O. Box 2009                      Oce N.V.
          Pittsburgh, PA 15230               P.O. Box 101
                                             5900 MA  VENLO
                                             The Netherlands

================================================================================

                               TABLE OF CONTENTS


Item    Description                                                              Page
----    -----------                                                              ----
1       Description of business                                                     2
2       Description of property                                                    14
3       Legal proceedings                                                          16
4       Control of registrant                                                      16
5       Nature of trading market                                                   18
6       Exchange controls and other limitations affecting security holders         19
7       Taxation                                                                   20
8       Selected financial data                                                    21
9       Management's discussion and analysis of financial
        condition and results of operations                                        24
9A      Quantitative and qualitative disclosures about market risk                 28
10      Directors and officers of registrant                                       30
11      Compensation of directors and officers                                     31
12      Options to purchase securities from registrant or subsidiaries             32
13      Interest of management in certain transactions                             33
14      Description of securities to be registered                                 33
15      Defaults upon senior securities                                            33
16      Changes in securities and changes in security for registered securities    33
17      Financial statements                                                       33
18      Financial statements                                                       33
19      Financial statements and exhibits                                          33

        Table of Contents to Consolidated Financial Statements and
        Consolidated Financial Statements                                         F-1

        Signatures
        Exhibit Index

Item 1    DESCRIPTION OF BUSINESS

The Company

Oce N.V. designs, manufactures, markets and services copying equipment, printers and plotter systems and related supplies for the engineering systems, office systems and printing systems markets. Oce is a global leader in the copying and printing business, marketing its products on a world-wide basis to customers in approximately 80 countries.

The Company was organized as a stock corporation under the laws of the Netherlands ("The Netherlands") in 1953, incorporating a business originally founded in 1877. The Company's executive offices are located at St. Urbanusweg 43, 5914 CC Venlo, The Netherlands, and the Company's telephone and fax numbers are 31-77-3592222 and 31-77-3544700, respectively. Information about Oce, including the Annual Report 1999, is also available though the internet at http://www.oce.com.
------------------

Oce markets its products in approximately 80 countries, and Oce markets more than 90% of its copiers, printers, and related supplies through its own sales force. With respect to the remaining products, Oce markets plotter systems primarily through value added resellers and dealers, and Oce markets some of its high volume and very high volume copiers and printers through distributors, primarily in the United States. The Company employs approximately 4,900 employees in marketing and sales.

The Company has offices in more than 30 countries and employs more than 21,000 people. The Company makes most of its products internally. The Company assembles its copying machines and printers near the Company's headquarters in Venlo, The Netherlands, in Guerande, France and in Poing, Germany, and plotter systems in Guerande, France. Oce produces its copying supplies in Venlo, in Chateauroux, France and in the United States of America in Guilford, Connecticut, Fiskeville, Rhode Island and Charleston, Illinois.

Except where otherwise indicated, as used herein, the terms "the Company" and "Oce" refer to Oce N.V. and its consolidated subsidiaries, and references to a particular year (e.g. 1999) are to the fiscal year ending November 30 (e.g. November 30, 1999).

Annual Report 1999

Excerpts of Oce's Annual Report 1999 have been translated into English and are attached as Exhibit 1.02 and incorporated into this report by reference, which describe the Company and its business in further detail. In the event that any information contained in Exhibit 1.02 conflicts with this report, the information contained in this report shall prevail.

Forward Looking Statements under the Private Securities Litigation Reform Act of 1995

This document contains certain forward-looking statements with respect to the financial condition, results of the Company's operations and business and certain of its plans and objectives. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to:

     .    Level of business spending and economic activity in major economies;
     .    Availability and cost of raw materials;
     .    Ability to attract and retain energized employees at reasonable costs;
     . Ability to develop new technology to continue to meet customers' changing needs and to compete with emerging technological demands;
     .    Changes in future exchange and interest rates;
     .    Changes in tax rates;
     .    Future business combinations, acquisitions and dispositions;
     .    Competition in the Company's markets;
     .    Adequate pricing for the Company's products and services; and
     .    Ability to sustain efficient, cost effective operations.

All forward looking statements made by the Company in this Form 20-F or in its Annual Report 1999 are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Primary Currencies

On January 1, 1999 the Euro became the single currency of eleven of the fifteen member states of the European Union, replacing the Dutch guilder as the currency in The Netherlands for wire transfers. The financial information included in this report is presented in Euros. On January 4, 1999 the Amsterdam Exchange N.V. began listing and trading stocks, including the Company's stock, in Euros. Although the Company was not required to redenominate its shares from Dutch guilders to the Euro until December 31, 2001, on April 8, 1999, the shareholders approved an amendment to the Company's Articles of Association to redenominate the par values of Company's capital stock. From 1999 through 2001, local currencies can be used for all business transactions as well as the Euro. The majority of transactions are still executed in local currencies.

Amounts set forth in this report are expressed either in Euros ("Euro") or in United States dollars ("dollars" or "$"). Amounts for periods or part of periods prior to January 1, 1999 have been restated from the Dutch guilder into Euros, based on the official fixed rate of 2.20371 guilders to 1 Euro. Unless otherwise indicated, the dollar figures included in this report for 1999 were converted into dollars from Euros at an exchange rate of $ 1.0077 to 1 Euro, which was the Noon Buying Rate on November 30, 1999 (the last business day of the Company's 1999 fiscal year). The "Noon Buying Rate" for a given date is the noon buying rate for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on the applicable date.

As an international company, several foreign currencies are important to the business of the Company. The following is list of (1) the average exchange rates (expressed in Euros for each currency) during the applicable year and (2) the exchange rates (expressed in Euros for each currency) as of November 30 of 1999, 1998, 1997, 1996 and 1995:

      Applicable Currency           Average Rate During the Fiscal Year               Rate as of November 30,
      -------------------           -----------------------------------               -----------------------

                                1999      1998     1997     1996     1995      1999    1998    1997    1996    1995
                              ------    ------   ------   ------   ------    ------  ------  ------  ------  ------
Pound sterling                  0.66      0.67     0.69     0.84     0.86      0.63    0.70    0.66    0.76    0.89
United States dollar            1.08      1.11     1.14     1.31     1.36      1.00    1.15    1.11    1.28    1.37
Australian dollar               1.67      1.75     1.51     1.68     1.84      1.59    1.82    1.62    1.59    1.84
Japanese Yen (10,000)         123.53    145.33   137.14   141.64   127.40    102.40  141.26  141.40  145.70  138.95

See Part 9A, "Quantitative and Quantitative Disclosure about Market Risk", for a further discussion of the impact of foreign currency fluctuations and hedging on foreign exchange rates.

Geographic Markets

Although the Company's business activities are world-wide, its primary business is based in the European Union (the "EU"), the other European countries, the United States of America, Asia and Australia. The following table sets forth the geographic distribution of the Company's revenues.

                                         Years ended November 30,
                                         ------------------------
                             1995      1996     1997    1998   1999      1999
                             ----      ----     ----    ----   ----      ----
                                                (In millions)

                             Euro      Euro     Euro    Euro   Euro       $
European Union                899     1,164    1,377   1,405  1,440     1,451
Other Europe                   37        55      175     192    189       191
United States of America      325       581      781   1,035  1,062     1,070
Other World                    69        94      135     121    147       148
                            -----     -----    -----   -----  -----    ------
                            1,330     1,894    2,468   2,753  2,838     2,860
                            =====     =====    =====   =====  =====    ======

The relative contribution to net income by the geographical areas designated "Other Europe" and "Other World" are lower than that of the "EU" and "United States of America".

Market Overview

Oce offers a broad range of products and services for the reproduction, presentation and distribution of documents to assist people and organizations to manage its document flows. Over the past few years, Oce's business has been rapidly changing from products based on analog technology (producing a copy with the aid of a photo lens in a stand alone machine) to products based on digital technology (producing a copy or print by means of a laser or LED exposure in a machine which can be connected to a network) and from stand alone machines to networking systems.

In 1999, revenues from sales of digital machines and related software and services were 60% of the total machines and services revenues, an increase from 57% in 1998, and the portion of total revenues attributable to digital sales was 51% in 1999, an increase from 48% in 1998.

Strategic Business Units

The Company reorganized its internal structure in 1999 to better reflect its rapidly changing business. The new structure divides its business into three primary strategic business units. Each strategic business unit is further divided into two business groups that give marketing support to the strategic business unit to provide additional sales leads.

     >    Wide Format Printing Systems
          .    Technical Documentation Systems
          .    Display Graphics

     >    Document Printing Systems
          .    Document Printing
          .    Network Solutions Printing

     >    Production Printing Services
          .    Electronic Production Printing
          .    Printing and Publishing

In addition, the Company has two business segments that support each of the strategic business units, imaging supplies and facility services.

The following table shows the distribution of revenues for the past five fiscal years by strategic business unit:

                                 Years ended November 30,
                                 ------------------------

                                      1995         1996        1997       1998       1999         1999
                                      ----         ----        ----       ----       ----         ----
                                                                (In millions)
                                      Euro         Euro        Euro       Euro       Euro            $
Wide Format Printing Systems           539          620         730        772        782          788
Document Printing Systems              791          942       1,154      1,367      1,399        1,410
Production Printing Systems              -          332         584        614        657          662
                                     -----        -----       -----      -----      -----       ------
Total revenues                       1,330        1,894       2,468      2,753      2,838        2,860
                                     =====        =====       =====      =====      =====       ======

Both imaging supplies and facilities management generate revenue that is included in each of the Company's three strategic business units.


  Wide Format Printing Systems

The wide format printing systems unit serves technical offices, which process information in the design, development, construction and manufacturing of products, buildings, manufacturing plants and industrial goods. Oce's customers in this market include architects, industrial and manufacturing firms, engineers and engineering consultants, construction companies, utilities, job printers and similar entities. The Company has been manufacturing and distributing copying products for these markets for over sixty years, and Oce believes that it is currently one of the global leaders in technical documentation systems.

Oce believes that the wide format printing systems market is growing at a rate of 2% to 4% a year. The Company's revenue for this unit in 1999 was Euro 782 million, an increase of 1% from Euro 772 million in 1998.

Although this market was based initially on diazo technology and later on analog technology, the technology is rapidly changing to digital technology. The Company produces a full range of printing and copying machines for wide format printing systems using a variety of technology. The Company's wide format printers and copiers utilize diazo, analog and digital technology, print color as well as black and white, contain scanners and have a wide range of applications. Oce first introduced digital black and white printers and copiers in 1993 with the introduction of the Oce 9500. Since then, the Company has introduced the Oce 9800 for high volume applications, the Oce 9700 for high to mid volume applications, the Oce 9600 for mid volume applications and the Oce 9400 for low to mid volume applications. In addition, the Company introduced the Oce 9300 entry level LED printer in 1999. The digital technology employed in these machines was developed principally by Oce, and the Company believes that this range of digital machines gives it a complete and highly competitive range of digital black and white copiers, printers and scanners serving all volume segments. Each of these machines is fast and efficient with low running costs, and each of these machines has a versatile range of applications. Fitted with finishing equipment and software applications, each machine serves as a multi-functional production unit which scans, prints and copies and in many cases also plays a central role in document archiving. Because these machines are multifunctional, a customer can make the transition from hard copy drawing practice to today's digital needs with minimum effort and expense. In 1999, 90% of the Company's placement value of copiers and printers in these markets was based on digital technology.

In the wide format market more than 71% of Oce's revenues in 1999 (excluding imaging supplies) originated from sales of digital machines, an increase from 70% in 1998. If imaging supplies are included in these calculations, approximately 46% of the revenues from 1999 and 1998 originated from sales of digital machines.

The Company also offers several wide format color printers that are designed for computer-aided design ("CAD"), geographic information systems and display graphics applications. In this area, the Oce 5050/70 can be used to make occasional wide format color prints and the Oce 5120 can be used for full color productivity. In addition, in 1999 the Company introduced the Oce Color Copier Solutions software for wide format printing, copying and scanning in color. Although the development of color products has progressed at a slower rate than the Company expected, it intends to continue to develop color products for this market.

Although a range of quality hardware has traditionally been important to the Company's success, Oce believes that its success in the future will depend in part on its ability to provide a total solution for its customer's complex problems. To provide a total solution Oce believes that the role of software is equally as important as the role of hardware. The Company's software packages include Oce Repro Desk, Oce Repro Station, Oce Scan Station, Oce Drivers, Oce Plot Director, Oce View Station and Oce EngineeringExec. The Company offers application packages tailored to customers that use extensive production and business information systems together with job printers, and it provides consulting services through which it customizes its printing solutions and systems to meet the Company's customers' needs.

To further develop the Company's wide format products, and in particular, its software products and capabilities, in May 1999, Oce acquired 85% ownership interest in Nippon Steel Calcomp Corporation, a Japanese corporation, which now operates under the name "Oce Japan Corporation". Oce Japan Corporation engages well-trained sales staff and has significant experience in converting software for use in Japan. Oce's entire digital (black and white) product line is being equipped with Japanese operating software for this market.

The Company designs and develops most of its hardware and software products internally, and it is continuing to devote substantial resources to the development of new technology and products. In particular, the Company is concentrating on developing products relating to display graphics applications for large format color prints, such as banners, posters and billboards. To achieve this goal, Oce has designated a group within the wide format printing systems unit to develop display graphics applications and has devoted considerable resources to this development. Although developments in this area are progressing gradually, in 1999, the Company introduced two new printers, the Oce CS 5050 and the Oce CS 5070, and a scanner, the Oce CS 4050. In addition, the Company is in the process of developing its own inkjet technology, and it hopes to introduce CAD systems in the next few years. Although the display graphics market is highly competitive, the Company believes that by offering complete solutions, it will be able to develop a prominent position in this market.

  Document Printing Systems

The document printing systems unit serves general office environments, central reproduction departments, electronic data processing environments and print for pay customers. This market has been further divided into two areas: document printing and network printing solutions.

The Company believes that this market is growing at an overall rate of 3%, in volume, a year and that the network printing solutions portion of this market is growing at a rate of 20% a year. Oce's total revenues in the document printing systems market, including service, supplies and facility services, were Euro 1,399 million in 1999, which was a 2% increase from Euro 1,367 million in 1998. The Company believes that in 1999 its market share in this market increased generally, although at slightly higher levels in the United States than in Europe. This growth is attributable in part to the high productivity and great versatility of the Company's digital printers and copiers.

The Company markets and sells a full range of copiers, printers and scanners to service the demanding requirements of offices and central reproduction departments ("CRDs"). The Company's hardware products for these markets range from low volume to very high volume products depending on its customers' needs, and the Company has developed a number of software products to manage the flow and output from its copiers and printers. To meet the high volume and demanding needs of CRDs, Oce has developed a range of copiers, the Oce 6165, the Oce 3100 and the Oce 2600, which produce quality copies in rapid turnaround times. The Company has also developed the BB 2800 to provide professional finishing for documents. To meet the needs of the general office environment, the Company has developed a range of fast, efficient, easy to use, high quality copiers, including:

          . Oce 3023, Oce 3018, Oce 3045 and Oce 3055 for general office copying needs;

          . Oce 3122, 3133 and 3140 to print, copy, scan or fax in a general office environment;

          . Oce 3100 for high volume copying needs in a general office environment; and

          . Oce 3165 digital copier/printer to print directly from a network or to use as a stand alone machine.

In addition, the Company recently introduced the Oce 3145 and 3155, digital machines that gives the customer the choice of printing directly from a personal computer or for walk up applications, each at the speed of 45 and 52 pages per minute.

Although currently the Company's products in these markets are based on both analog and digital technology, consistent with the overall trend in the Company's business, the document printing systems market is quickly moving towards digital technology. In 1997, Oce was the first supplier to offer a digital copier at a speed of 60 pages per minute. Since then, the Company has developed several multifunctional printers and copiers for the office or the CRD that offer versatile services including printing, copying, faxing and scanning and a selection of desktop laser printers for workgroup printing in either black and white or color. The digital printer and copier market is quickly expanding, and a number of the Company's competitors are now offering digital printers and copiers with output of 60 pages per minute, resulting in lower prices and margins. The Company has responded to this expansion by adopting measures to achieve a substantial cost reductions in manufacturing, service and logistics. Oce believes these actions have enabled, and will continue to enable, it to compensate for the decrease in profit margins in this area. In addition, the Company is continuing to develop digital hardware, especially medium and high volume products. The Company expects to launch machines in the next few years with speeds ranging from 85 to 101 pages per minute. In addition, the Company is continuing to develop software technology, especially in the area of network solutions.

Despite the growth in the market for digital machines there is still a specific need for analog copiers in many areas. The number of analog machines placed by Oce, less machines returned from the market, decreased in 1999 but this decrease was significantly smaller than the decrease in the overall market. The analog copier for reprographic applications, the Oce 3100, which was still being installed on a wide scale during the year under review, was the winner of two major performance awards in 1999, repeating its performance from 1998. The Oce 3045 and Oce 3055 also received accolades form British and American trade journals. The Company expects that analog machines will continue to be installed in the market for the next several years.

The Company continues to develop and market color printers and copiers for the document printing systems market. The Company sells mainly its own products and products that it purchased from other original equipment manufacturers. In 1999, the Company began selling third party color machines in the United States. Although the development of color products in this unit have been slower than anticipated, the Company is continuing development of color products, and it expects to expand in the color market as its own product development comes to market.

In network printing solutions the Company offers complete network printing solutions for a wide variety of information flows in complex office environments. The Company's goal is to provide and enhance a connection between a network system and a customer's printers and copiers. The Company's product concepts are concentrated on office processes, central reprographic facilities and the interface between users and the CRD which have been faster growth means, especially in the high volume print segment. As the market evolves from the stand-alone copier to an office environment that is predominantly served by networks and a wide variety of printing and copying equipment, a new customer concept is developing, in which the focus is no longer the equipment but providing a complete solution to specific customer problems. In 1999, Oce introduced several new software products to the market, including packages for print job management, workflow management and system administration such as Oce Print Logic and the Oce mailbox concept. In addition, Oce also released a series of upgrades and enhancements for existing software.

With respect to network printing solutions, the Company believes that partnering relationships with experienced organizations is beneficial to its customers and will enable it to produce complete solutions for its customers. The Company has developed relationships with both paper pre-processing and post-processing businesses as well as with numerous software organizations. By creating such relationships, Oce believes that it is able to offer a complete hardware and software package to network users.

  Production Printing Systems

The Company's production printing systems strategic business unit sells products and services that are based on high volume printers and printing systems. The market for high volume printers and printing systems is dominated by a very limited number of suppliers, and is gradually becoming more and more concentrated as businesses are employing both centralized and decentralized printing environments. The Company believes it is a leader in this market being one of the few companies that provides a full range of centralized and decentralized printing solutions. This strategic business unit is further divided into two business groups: electronic production printing and printing and publishing.

Electronic production printing serves electronic data processing customers, such as banks, insurance companies, and public utility companies, that process and print large quantities of data from computer systems. Printing and publishing serves printing and publishing customers. With respect to the electronic production printing group, the Company believes it is a market leader in Europe and has a significant market position in the United States. With respect to the printing and publishing group, Oce's market share is currently small but increasing through development and sales of its own products as well as through developing relationships with other companies in this market.

Oce believes the electronic data processing portion of this market is growing at a rate of 3% a year, and that the printing and publishing portion of this market is growing at a rate of 15% a year. The Company's revenues in these markets, including service and supplies, were Euro 657 million in 1999, which was a 7% increase from Euro 614 million in 1998.

In electronic production printing market, Oce is the leading supplier of high volume continuous-feed paper systems. The Company also offers a range of cutsheet products with speeds ranging from 30 to 155 pages per minute. Oce's Pagestream Series represent its newest generation of high performance continuous feed and cutsheet printers, combining proven LED Plus technology with its unique Scalable Raster Architecture controllers. The Oce PS 1060 TWIN was introduced in early 1999. This machine is the fastest system in its range with a speed of 1,060 pages per minute. The Company also offers high speed digital imaging archiving through its Imagestream 100 product which enables high speed conversion of print data into pixel-equivalent TIF files.

With the Prisma server Oce customers are able to print all line data stream and standard page description language in all user environments for production printing, print on demand and distributed printing. The last years placements growth of Prisma servers exceeded the 50% mark compared with the prior year placements.

In 1999, Oce introduced Prisma+, a new printer server package that enables high volume customers to obtain increased flexibility regarding speed, the number of printer languages that can be processed and the range of print resolutions. Prisma+ integrates the customer's systems and technical platforms with Oce printers, enabling a high volume customer to use its printing products in combination with virtually any system network.

The Prisma+-audit software developed by Oce has quickly proved its value as a powerful tool in the management of print production hardware and print production processes.

All of its printers are installed in combination with computer systems, servers and finishing equipment to process the output. To ensure that it provides a complete solution to its customers, Oce has entered into a series of relationships. In particular, since 1998, Oce has held an ownership interest in Siemens Software in Namur, Belgium, which is in the software development business. In October 1999, Oce increased its ownership interest from 40% to 70%. The business, now called Oce Software Laboratories Namur, develops special software applications for the Company's customers and has over 80 employees. In April 2000 the Company also acquired Computergesellschaft Konstanz in Konstanz, Germany, which company has an expertise in developing and marketing black and white and full color scanners with optical character and image recognition features.

The printing and publishing market (complete publications in relatively small print-runs), which evolved to meet the needs of the printing and publishing industry, is dominated by players that have a strong customer base in pre-press and traditional printing technology. This market is growing rapidly, and Oce doubled its revenues in this market in 1999 compared with 1998.

Similar to the electronic production printing market, the production and printing market is served by a small number of suppliers. Oce developed a number of relationships with important third parties such as Agfa, Xeikon, Canon, EFI for the resale of the Chromapress system and other color systems.

The market development costs related to the production and printing market are high. By concentrating on several highly promising market segments (such as the printing of books and manuals), the Company believes that it will achieve significant growth. In 1999, Oce introduced its Demandstream 8080 printer, specifically developed for printing & publishing applications, which was well received by the market. In addition, the

Prisma+ servers and software have also proved to offer excellent solutions for this market, where customers place a strong emphasis on high productivity.

Oce has also partnered with several suppliers of finishing equipment to develop a "Book on Demand" systems (a complete system for the printing of books in limited print-runs). At the Buchmesse in Frankfurt, Germany, the leading trade fair for the publishing industry, Oce created much excitement with this "Book on Demand" system as the first digital printing system whose print quality and finishing can compete with traditional book printing methods. The "Book on Demand" system was first used by a printing firm in the United Kingdom.

The application of color is also attracting more and more interest in the world of high volume printing. Since 1997 Oce has been offering an optional second print color in a number of models. There is rapid movement towards custom applications as well as color applications. The company is offering full line color solutions through its cooperation with Agfa, Xeikon, Canon and through Oce based technologies for highlight, custom toner and full color applications. In 1999, Oce also began to explore the development of producing toner to match a customer's exact original color.


Facility Services

Over the past several years, there has been a trend towards the outsourcing of document management services and other facility services in both the United States and in Europe. Oce has been providing copying, printing and mailroom services for a number of years, and in 1997, it purchased Archer Management Services, Inc., which provides facility services principally in the United States.

The Company believes this market is growing world-wide at an aggregate rate of 30% per year, and in Europe at a rate of 40% per year. Revenues in 1999 were Euro 197 million which was a 34% increase over Euro 146 million in 1998. A portion of these revenues is included in the revenues of each of the three strategic business units.

When the Company offers facility services to a customer, its sales staff serve as consultants, identifying the set of document management services required by the customer and developing solutions for the customer relating to the creation, production, reproduction, distribution and archiving of documents. The Company also offers mailroom services. Although Oce views this business as a separate earnings opportunity, Oce also uses its own products and supplies in connection with offering this service when possible.

Imaging Supplies

Oce sells materials used in copying and printing such as paper, films and labels. The Company believes it is among the leading suppliers in the United States and Europe.

Imaging supply revenues in 1999 were Euro 414 million, which was a 1% decrease over Euro 421 million in 1998. These revenues are included in the revenues of the three strategic business units.

Notwithstanding the 1% decrease of revenues from 1998 to 1999, Oce's success with imaging supplies is attributable to two factors:

     . the sale of new materials for business graphics (paper for color prints and copies), display graphics (wide format) and multi-purpose CAD supplies; and
     . the steady growth of sales in the in the area of wide format plain paper media.

Traditionally, sales of supplies for diazo copiers have contributed significantly to total imaging supplies sales. As the use of diazo copiers decreases, sales of diazo supplies have also decreased, which in turn caused the total imaging supplies sales in 1999 to decrease.
Although overall revenues in this area decreased, profit margins increased due, in part, to the growing share of supplies with high margins, continued rationalization of the product portfolio and outsourcing of the logistics operations.

The Company is working to increase its sales of imaging supplies through e-commerce. In 1999, 10% of the supplies were ordered through the internet, and this proportion is expected to increase rapidly.

Oce is also using its technology to enhance imaging supplies products, notably in the area of coating. For example, for display graphics market designed a paper coated with an impermeable layer to accept the water-based ink customarily used in inkjet printing, which innovation has its roots in diazo technology.

Financing Activities

In each of its strategic business units, the Company offers financing to its customers through lease programs tailored to meet the needs of its customers, and, on average, the Company finances 48% of its equipment sales through leasing arrangements. Direct financing offers the benefit of both a continuous stream of revenue together with interest earnings and permits the Company to remarket it equipment on the expiration of the lease agreement.

Although direct financing creates some risk to the Company, it has adopted policies to minimize this risk. The lease agreements to its customers typically provide for a fixed rate of interest. To minimize the risk of changing interest rates, the Company finances its lease portfolio predominately with interest bearing loans with the same maturity and interest factor as the leases. Further, Oce believes that the risk of an adverse effect to the Company due to customer default is slight because of the volume and diversity of its customers for whom it provided financing and Oce has the opportunity to remarket its machines in the event that a customer defaults.

Marketing, Consulting and Services

Oce has a strong direct sales and service organization. The Company markets 92% all of its copiers, printers and copier supplies through its direct sales force of approximately 4,900 employees. The Company sells plotter systems primarily through independent value added resellers and dealers. Similarly, Oce sells fanfold laser printers primarily through original equipment manufacturers ("OEMs"). Approximately 8% and 9% of its total revenues in 1999 and in 1998, respectively, were accomplished using independent distributors and OEMs.

Since 1997, IKON Office Solution Inc. has distributed Oce products - analog as well digital copiers, supplies and parts - in the United States through the distribution channels of IKON. This agreement has a five year term and is the continuation of a business relation with ALCO Standard Corporation (the predecessor of IKON) which began in 1994.

As the market continues to change, the nature of Oce's sales services have changed. Oce's sales force customizes products for its customers including software and network service capabilities, and tailors other products to a customers' specific needs. Oce believes that by offering a complete range of machines and software packages, together with consulting services and supplies and equipment service, it will continue to be a leader in its business.

Although Oce sells its products on a world-wide basis, sales in the United States and in the EU contributed 37% and 51%, respectively, of the Company's total revenues in 1999. Other than sales in the EU and the United

States, sales in no single country accounted for as much as 10% of total revenues in 1999 or in 1998. Oce believes that no single customer accounted for a material portion of its total revenues in 1999 or in 1998.

Oce provides direct customer support, after-sales service and maintenance to the end users of its products in about 30 countries through approximately 5,300 employees.

Research and Development

Oce's research and development efforts are oriented towards the development of new products and technologies and the improvement of existing products and technologies, exploring new applications in existing technologies and identifying fundamental technological breakthroughs. Currently, approximately 10% of the time spent by research and development personnel is devoted to specifically defined development or engineering projects with the balance devoted to general, non-project related activities. The Company's research and development staff is located in the following offices world-wide:

     . 1,170 employees conduct research and development relating to copying and laser printers in Venlo, The Netherlands;
     . 125 employees conduct software research and development in Creteil, France;
     . 365 employees conduct laser printer and software research and development in Poing, Germany;
     . 70 employees conduct software research and development in Namur, Belgium; and
     . 50 employees conduct supplies research and development in Fiskeville RI, United States.

The Company uses a project-based team approach to develop new or improved products. The team approach involves the joint participation of marketing, production, sales, service and financial personnel, as well as research and development personnel, in the research and development process. The Company believes that its joint participation approach facilitates communication within its organizational structure and enables research and development personnel to access up-to-date information from its internal resources among other things. Research efforts are specifically targeted at developments and solutions which customers demand. Oce believes that this approach to research and development has resulted in greater reliability, improved print quality, lower "cost-of-ownership" and convenience in use.

Approximately 1,780 employees were engaged in research and development activities at the end of 1999 (compared to 1,610 and 1,530 employees at the end of 1998 and 1997, respectively).

Over the past five years, Oce has spent from 5.6% to 6.3% of its total revenues on research and development. The following table sets forth the aggregate amounts spent by Oce in research and development over the past five years:


          Years ended         R&D expenditure        Percent of
          November 30,      (in million Euro's)       Revenues
          ------------      -------------------      ----------
          1995                    84.4                   6.3
          1996                   111.0                   5.9
          1997                   138.9                   5.6
          1998                   155.2                   5.6
          1999                   166.6                   5.9

Research and development expenditures do not include substantial additional costs relating to the participation of non-research and development personnel in research and development projects. Generally, the above research and development expenditures also do not include (a) development credits advanced under a program of The Netherlands government which are not repaid or charged to income until and unless the project for which the advance is made is commercially successful and (b) direct grants provided by the government of The Netherlands which are not required to be repaid. Such development credits and grants (net of provisions for repayment of prior development credits) were, in balance, a receipt of Euro 8.0 million in 1995 and an additional expenditure of Euro 4.2 million in 1996, Euro 12.9 million in 1997, Euro 14.9 million in 1998 and Euro 7.7 million in 1999. See "Development credits and subsidies" in Note 1 of Notes to Consolidated Financial Statements.

Employees and Labor Relations

At November 30, 1999 the Company employed 21,757 employees (in full time equivalents) world-wide. The Company believes that its employee relations are excellent. Since 1991, the Company has not experienced any significant strike, work stoppage or labor dispute. Most of the Company's employees are subject to labor agreements of one or two years duration. The labor agreement covering the Company's employees in The Netherlands, the location of most of the Company's production operations, must be renewed before July 1, 2000.

In October 1999, Oce announced a cost reduction program which will result in the loss of 1,000 jobs on a world-wide basis. In addition, in the future, Oce expects a shift in the type of positions held from manufacturing, logistics, service and indirect services positions to sales, software development, support and facility services.

Patents and Similar Rights

At November 30, 1999 Oce held approximately 3,350 patents and patent applications pending throughout the world. Oce considers its patent position to be important to its business and intends to continue vigorously to protect its technology. It is Oce's view, however, that its technical expertise and "know how" are more important than its patent portfolio and that the loss of any particular patent would not have a material adverse effect upon its business. The Company believes its trademark "Oce", which is registered in most areas of the world, to be a valuable asset.

Competition

There are a number of companies with significant world-wide operations that compete with all or part of the Company's business with significant financial resources, some of which compete on a global basis. The Company's primary competitors, generally original equipment manufacturers in the business of the reproduction, presentation and distribution of documents, are Xerox Corporation, Canon, Hewlett Packard, Ricoh and Minolta. The Company's success in the future will depend on its ability to compete successfully in its current geographic and product markets and to expand into additional geographic and product markets.

Item 2    DESCRIPTION OF PROPERTY

As of November 30, 1999, the following properties were material to the Company's operations:

--------------------------------------------------------------------------------------------------------------------
        Country               Principal Use               Year of Construction              Owned/Leased
        -------               -------------               --------------------              ------------
--------------------------------------------------------------------------------------------------------------------
The Netherlands
Venlo                         Headquarters                  1964, 1975 and 1988                Owned
--------------------------------------------------------------------------------------------------------------------
                              Research                      Various                            Owned
--------------------------------------------------------------------------------------------------------------------
                              Manufacturing of              1974, 1982, 1983, 1986             Owned
                                Copying Equipment             and 1996
--------------------------------------------------------------------------------------------------------------------
                              Manufacturing of              1965                               Owned
                                Copying Supplies
--------------------------------------------------------------------------------------------------------------------
Den Bosch                     Sales Offices                 1987                               Owned
--------------------------------------------------------------------------------------------------------------------
Germany
Mulheim/Ruhr                  Sales Offices                 1971 and 1979                      Owned
--------------------------------------------------------------------------------------------------------------------
Poing                         Offices, Research and         1986                               50% Owned
                                Manufacturing of
                                Printing Equipment
--------------------------------------------------------------------------------------------------------------------
France
Noisy le Grand                Sales Offices                 1989                               Capitalized lease
--------------------------------------------------------------------------------------------------------------------
Creteil                       Offices and Research          1999                               Owned
--------------------------------------------------------------------------------------------------------------------
Chateauroux                   Manufacturing of              1965                               Owned
                                Copying Supplies
--------------------------------------------------------------------------------------------------------------------
Guerande                      Manufacturing of Copying      1980                               Owned
                                Equipment and Plotters
--------------------------------------------------------------------------------------------------------------------
Brazil
Sao Paulo                     Offices, Warehouse            1981                               Owned
--------------------------------------------------------------------------------------------------------------------
United States of America
Wilmington, DE
                              Offices, Warehouse            Various                            Owned
--------------------------------------------------------------------------------------------------------------------
Guilford, CT                  Manufacturing of Copying      Various                            Owned
                                Supplies
--------------------------------------------------------------------------------------------------------------------
Fiskeville, RI                Manufacturing of Copying      Various                            Owned
                                Supplies
--------------------------------------------------------------------------------------------------------------------
Charleston, IL                Manufacturing of Copying      Various                            Owned
                                Supplies
--------------------------------------------------------------------------------------------------------------------
Boca Raton, FL                Offices                       1980                               Owned
--------------------------------------------------------------------------------------------------------------------

In addition to the principal properties listed above, Oce also owns and leases office and warehouse space throughout the world where necessary to its business.

Oce believes that its production and other facilities are in good operating condition and that its production capacity will be adequate for the immediate foreseeable future.

Each of the owned properties above is owned free of material encumbrances. Certain facilities were subject to capitalized leases, amounting to Euro 12.9 million and Euro 13.1 million as of November 30, 1999 and November 30, 1998, respectively.

The leased land and buildings in Poing, Germany are owned by a joint venture in which the Company holds a fifty percent interest and has management control (the remaining 50% of the joint venture is owned by Mobaco BV). The lease has a ten year term and is for a fixed amount of rent at an annual rate of Euro 6.3 million.

Item 3    LEGAL PROCEEDINGS

Two of Oce's subsidiaries, Oce Printing Systems U.S.A., Inc., Delaware corporation ("OPS") and Oce Printing Systems G.m.b.H., a German corporation ("G.m.b.H."), together with others (Siemans-Nixdorf Informationssysteme AG ("S-N") and various of its affiliates and NCR Corporation), have been named as defendants in an action filed in November 1996 in Florida state court alleging monopolisation and conspiracy by the defendants to violate the Florida Antitrust Act of 1980 and related Florida statutes. The Company, a party to the original complaint, has been dropped from the suit. The action purports to be a class action on behalf of independent service organizations, brokers and end users of Siemens ultra high speed printers, a product line and related business acquired world-wide by the Company as of April 1, 1996 and in the United States by OPS from affiliates of S-N. Alleged damages originally stated by plaintiffs to be U.S. $ 900,000,000, have not yet been quantified in discovery. Damages awarded, if any, under the applicable Florida statutes could be trebled. Substantial discovery on the merits occurred during 1998. The court held a hearing on class certification in January, 1999, and issued an order in August, 1999 certifying all classes. That order is currently the subject of appeal.

Fact discovery on merit issues is substantially completed, but discovery from experts and on damage issues has not begun. The Company believes that the defendants have substantial defenses to all claims and intends to continue to defend this action vigorously. In the event that there should be any liability on the part of Oce-U.S.A Holding, Inc. ("Holding"), the Company, OPS or G.m.b.H., Holding has informed various Siemens entities that, under the applicable purchase agreement for the U.S. business, they, as sellers of all the stock of OPS to Holding, are responsible to Holding, the Company, G.m.b.H. and OPS for the ultimate liability, if any.

The Company through its subsidiaries is involved in several other legal proceedings relating to the normal conduct of its business. The Company does not expect any liability arising from these proceedings to have a material effect on its results of operations, liquidity, capital resources or financial position. The Company believes that it has provided for all probable liabilities.


Item 4    CONTROL OF REGISTRANT

Oce N.V. has four classes of authorized capital stock: (i) 145,000,000 Ordinary Shares, nominal or par value Euro 0.50, of which 83,318,499 shares were outstanding as of March 31, 2000, (ii) 30 Priority Shares, nominal or par value Euro 50, of which all 30 shares were outstanding as of March 31, 2000, (iii) 30,000,000 Cumulative Financing Preference Shares, nominal or par value Euro
0.50 (which have been further divided into thirty classes of one million shares each), of which 20,000,000 shares were outstanding as of March 31, 2000, and
(iv) 175,000 Cumulative Protective Preference Shares, nominal or par value Euro 500, of which no shares are outstanding. As of March 31, 2000, the total authorized capital of the Company was Euro 175,001,500.

Oce has outstanding American Depository Shares ("ADSs") representing Oce's Ordinary Shares and evidenced by American Depository Receipts ("ADRs") which have been deposited with Morgan Guaranty Trust Company of New York as Depository. The ADRs are publicly traded on The Nasdaq National Market.

Oce has entered into arrangements with Foundation Fort Ginkel and the Lodewijk Foundation that permit these foundations together to exercise control of the management of the Company and to prevent acquisition of control of the Company by any person in a transaction not approved by management.

The Foundation Fort Ginkel holds all of the Priority Shares. The Company granted the Lodewijk Foundation an option to buy at any time on the Lodewijk Foundation's request a number of Cumulative Protective Preference Shares that when added to the Priority Shares owned by the Foundation Fort Ginkel, would give the Lodewijk Foundation a majority of the voting power of the outstanding capital stock of Oce.

Each of the Foundation Fort Ginkel and the Lodewijk Foundation are non-profit legal entities, but neither are philanthropic organizations. Neither of the Foundations have shareholders.

The by-laws of the Foundation Fort Ginkel provide that its three directors shall be the Chairman of the Company's Supervisory Board, the Chairman of the Company's Executive Board and another member of the Company's Supervisory Board. Currently, H. B. van Liemt, R.L. van Iperen and M. Ververs are the directors of the Foundation Fort Ginkel.

The by-laws of the Foundation Lodewijk provide for two class A directors and four class B directors. One of the class A directors shall be the Chairman of the Company's Supervisory Board and the other shall be the Chairman of the Company's Executive Board (or other persons designated by the Foundation Fort Ginkel). The by-laws provide that none of the remaining four class B directors may be a member of the Company's Supervisory or Executive Boards, an advisor or employee of the Company, a director of the Foundation Fort Ginkel, or a shareholder who has granted the Foundation Fort Ginkel the right to vote his or her Ordinary Shares. The by-laws further provide that in the absence of one or more class B directors the remaining class B directors are entitled to vote on behalf of the absent member or members. The purpose of this provision is to ensure that the class B directors will always be entitled to exercise the majority of voting rights on the Foundation Lodewijk's board of directors. Currently, the directors are O. Hattink, J.J.C. Alberdingk Thijm, J.M.M. Maeijer, Th. Quene, H.B. van Liemt and R.L. van Iperen.

In addition to normal voting rights, the holders of the Priority Shares have the exclusive right to

          .    determine the number of members of the Company's Supervisory and
               Executive Boards,
          .    make binding nominations for the Company's Supervisory and
               Executive Directors,
          .    approve the issuance of authorized but unissued shares, and
          .    propose to a general meeting of shareholders changes in the
               Articles of Association of the Company.

Neither the Foundation Fort Ginkel nor the Lodewijk Foundation have any significant economic interests in the Company.

The Foundation Stichting Administratiekantoor Preferente Aandelen Oce ("Stichting Foundation") holds all of the Cumulative Financing Preference Shares. The Stichting Foundation has issued registered depository receipts, nominal or par value Euro 0.50, to a number of institutional investors. The Stichting Foundation has five members, three of which are appointed by the shareholders, one of which is appointed by the holders of the depository receipts and one member of the Executive Board of the Company.

Although the Company's shares are issued and held in bearer form, the Company believes that the following entities own the following shares of its capital stock as of November 30, 1999:

                                            Identity of
          Title of Class                  Person or Group                  Amount Owned           Percent of Class
          --------------                  ---------------                  ------------           ----------------
Ordinary Shares                     Internationale
                                    Nederlanden Groep                         6,084,485                   7.3%

                                    Supervisory Directors                         2,876                     -

Priority Shares                     Stichting Fort Ginkel                     30 shares                 100.0%

Cummulative Financing Preference    Foundation Stichting                     20,000,000                 100.0%
 Shares                             Administratiekantoor Preferente
                                    Aandelen Oce

Depositary Receipts representing    Rabobank Nederland                        6,000,000                  30.0%
 Cumulative Financing Preference    Participatie maatschappij B.V.
 Shares

                                    Fortis N.V.                               6,000,000                  30.0%

                                    ABP-PGGM Capital Holdings N.V.            6,000,000                  30.0%

                                    Internationale
                                    Nederlanden Groep                         2,000,000                  10.0%

Item 5    NATURE OF TRADING MARKET

Since 1958, the year in which the Company's stock became publicly traded, the principal market for the Company's Ordinary Shares has been the Amsterdam Stock Exchange. The Company's Ordinary Shares are also listed on the stock exchanges in Dusseldorf, Frankfurt am Main and Switzerland on the Electronic Stock Exchange (EBS).

In the United States, ADSs, representing Oce's Ordinary Shares and evidenced by ADRs, have been quoted and traded on The Nasdaq National Market under the symbol "OCENY" since November 8, 1984. Morgan Guaranty Trust Company of New York is the depositary for the ADRs (the "Depositary"). One Oce ADS represents one Oce Ordinary Share. Less than 1% of the outstanding Ordinary Shares are represented by ADSs.

Because Ordinary Shares are in bearer form the number of beneficial owners of Ordinary Shares is not known to the Company.

The table below sets forth for the Company's fiscal quarters indicated (a) the high and low sales prices of Oce's Ordinary Shares (expressed in Euros) on the Amsterdam Stock Exchange as reported by the "Officiele Prijscourant", the official daily newspaper of the Amsterdam Stock Exchange, and (b) the low bid and high asked prices of Oce ADSs (expressed in dollars) on The Nasdaq National Market.

                            Amsterdam Stock Exchange              Nasdaq
                             Euro per Ordinary Share            $ per ADS
                            ------------------------     ----------------------
                                 High        Low         High Asked    Low Bid
                                -----      -----         ----------    -------
1998  First quarter             31.36      23.60               33.75     26.60
      Second quarter            40.93      31.20               45.13     34.31
      Third quarter             40.61      31.58               45.00     35.00
      Fourth quarter            34.40      18.47               38.63     22.25

1999  First quarter             35.00      23.25               40.25     26.12
      Second quarter            28.65      22.75               29.75     24.50
      Third quarter             26.70      18.90               30.00     20.50
      Fourth quarter            20.35      14.00               21.75     15.25

2000  First quarter             17.80      11.70               17.75     12.00

Item 6  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

There are no legislative or other legal provisions currently in force in The Netherlands or arising under the Company's Articles of Association restricting remittances of dividends, interest or other payments to non-resident holders of securities of the Company. Cash dividends payable in Euros on Ordinary Shares of the Company may be officially transferred from The Netherlands and converted into any other currency. There are no limitations, under the laws of The Netherlands or the Company's Articles of Association, on the right of foreigners to hold or vote the Company's Ordinary Shares.

As soon as practicable after receipt of notice of any meeting of shareholders or of holders of Ordinary Shares, the Depositary for the ADRs is required to mail to each record holder of ADRs a notice containing the information set forth in such notice of meeting and advising such ADR holder that the holder will be entitled, subject to any applicable provision of law of The Netherlands and the Company's Articles of Association, to instruct the Depositary how to vote the Ordinary Shares represented by such holder's ADRs.

The Depositary will, to the extent practicable, vote Ordinary Shares it holds as depositary in accordance with instructions received from ADR holders and will not vote any Ordinary Shares it holds as depositary unless it receives specified voting instructions. Any holder of one or more ADS will be entitled to attend (but not vote at) any general meeting of shareholders or of the holders of Ordinary Shares in accordance with the procedures to be set forth in the notice from the Depositary and subject to the applicable provisions of the law of The Netherlands and the Company's Articles of Association.

Item 7  TAXATION

The statements below are only a summary of current tax laws of The Netherlands and the Tax Convention of December 18, 1992 between the United States of America and The Netherlands (the "US Tax Treaty") and are not to be read as extending by implication to matters not specifically referred to herein. As to individual tax consequences, investors in Oce Ordinary Shares or Oce ADRs should consult their own tax advisors.

Withholding tax

In general, a cash dividend distributed by a company resident in The Netherlands (such as the Company) is subject to a withholding tax imposed by The Netherlands at a rate of 25%. Stock dividends are generally not subject to the above mentioned withholding tax.

Pursuant to the provisions of the US Tax Treaty, dividends paid by the Company to a shareholder who is a resident of the United States, are generally eligible for a reduction in the Dutch withholding tax rate to 15%, unless (i) the beneficial owner of the dividends carries on business in The Netherlands through a permanent establishment, or performs independent personal services in The Netherlands from a fixed base, and the Ordinary Shares form part of the business property of such permanent establishment or pertain to such fixed base (in which case, the dividends are included with the owner's other business income for the Netherlands tax purposes and are not subject to the Netherlands withholding tax), or (ii) the beneficial owner of the dividends is not entitled to the benefits of the US Tax Treaty under the "treaty-shopping" provisions thereof. Dividends paid to qualifying exempt US pension trusts and qualifying exempt US organizations are exempt from Dutch withholding tax under the US Tax Treaty. However, qualifying exempt US organizations must accept payment of the dividend net of the 25% withholding tax and then apply for a refund.

For US tax purposes, the gross amount (including the withheld amount) of dividend distributed on Ordinary Shares will be dividend income to the US shareholder, not eligible for the dividends received deduction generally allowed to corporations. However, subject to certain conditions and limitations, the Dutch withholding tax will be treated as a foreign income tax that is eligible for credit against the shareholder's US income taxes.

Capital gains

Capital gains upon the sale or exchange of Ordinary Shares or ADS by a non-resident individual or corporation are exempt from Dutch income tax, corporation tax or withholding tax, unless (i) such gains are effectively connected with a permanent establishment of the shareholder's trade or business in The Netherlands or (ii) are derived from a direct, indirect or deemed substantial participation in the share capital of a company (such substantial participation not being a business asset). In general, an individual has a substantial participation if he holds either directly or indirectly and either independently or jointly with his spouse or steady partner, at least 5% of the total issued share capital or particular class of shares of a company. For determining a substantial participation, other shares held by close relatives are taken into account. The same applies to options to buy shares. Generally, a deemed substantial participation exists if (in part) a substantial participation has been disposed of, or is deemed to have been disposed of, on a non-recognition basis. Under the US Tax Treaty however, The Netherlands may only tax a capital gain derived from a substantial participation if the selling holder has been a resident of The Netherlands at any time during the five-year period preceding the sale, and owned at the time of sale either alone or together with relatives, at least 25% of any class of shares.

Net wealth tax

No net wealth tax is imposed by The Netherlands in respect of Ordinary Shares owned by non-resident corporations. A non-resident individual shareholder is not subject to The Netherlands net wealth tax unless he has a permanent establishment in The Netherlands and the Ordinary Shares are effectively connected with that permanent establishment.

Estate and gift taxes

Except where Ordinary Shares are attributable to a permanent establishment or permanent representative of the shareholder in The Netherlands, no estate, inheritance or gift taxes are imposed by The Netherlands on the transfer of Ordinary Shares if, at the time of death or the transferor the shareholder or transferor is not a resident of The Netherlands.

Under Dutch law, inheritance or gift taxes (as the case may be) are due, however, if such shareholder or transferor:

     . is a Dutch national and has been a resident of The Netherlands at any time during the ten years preceding death or transfer; or

     . is not a Dutch national but has been a resident of The Netherlands at any time during the twelve months immediately preceding the transfer (for The Netherlands gift taxes only).


Item 8  SELECTED FINANCIAL DATA

The following table sets forth for the fiscal years indicated the high, low, average and period-ending exchange rates for one Euro expressed in dollars based on the Noon Buying Rate on the dates and for the periods indicated.

Years ended                             High               Low               Average*             Period-End
November 30,
------------------------------------------------------------------------------------------------------------
1995                                    1.25               1.44               1.36                   1.36
1996                                    1.27               1.38               1.31                   1.27
1997                                    1.04               1.27               1.14                   1.11
1998                                    1.05               1.22               1.11                   1.15
1999                                    1.01               1.19               1.08                   1.01

*   The average of the exchange rates on the last day of each calendar month.

The following table sets forth certain selected consolidated financial information of the Company and has been derived from Oce's audited financial statements. This financial information should be read in conjunction with, and is qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the Notes thereto included elsewhere in this Form 20-F.


                                                             (in millions, except per share amounts)
                                                                    Years ended November 30,
                                         -------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENT                   1995            1996          1997          1998              1999              1999
OF OPERATING DATA:                                                      (c)           (c)               (c)               (c)
                                         -------------------------------------------------------------------------------------------
Amounts in accordance with                Euro            Euro          Euro          Euro              Euro                 $
Dutch GAAP (a)
Revenues                                 1,330           1,894         2,468         2,753             2,838             2,860
Operating income                           101             145           200           245               248*              250*
Income before income taxes,
    equity in income of
     unconsolidated
  companies and minority interest           60              98           147           184               189               191
Extraordinary item (net of tax)              -               -             -             -               -55               -56
Net income                                  49              77           107           129                77                77
Basic earnings per Ordinary
  Share (b)                               0.75            1.03          1.30          1.53              1.54*             1.55*
Dividends per Ordinary
  Share (b) (e)                           0.29            0.34          0.42          0.50              0.50              0.50

Amounts in accordance with
U.S. GAAP (a)
Net income   (d)                            48              64            91           102                76                76
Earnings per Ordinary Share
    Basic    (b)                          0.73            0.85          1.09          1.20              0.87              0.87
    Diluted                               0.69            0.79          1.06          1.17              0.86              0.87

CONSOLIDATED BALANCE SHEET
DATA:

Amounts in accordance with
Dutch GAAP (a)
Total assets                             1,520           2,096         2,480         2,620             2,916             2,939
Long term debt                             471             546           749           859               884               891
Shareholders' equity                       479             606           699           726               818               824

Amounts in accordance with
U.S. GAAP (a)
Total assets                             1,570           2,435         2,832         2,960             3,145             3,169
Long term debt                             471             546           749           859               884               891
Shareholders' equity                       535             879           997         1,005             1,155             1,164

*     Before extraordinary items.
      After the Extraordinary item, the basic earnings per Ordinary Share amounts for 1999 to Euro 0.88 and $ 0.88

(a) The Selected Financial Data of the Company included in this report were accordance prepared in with Dutch GAAP, which differs in certain respects from U.S. GAAP. Reconciliations to U.S. GAAP are set forth in Note 22 of Notes to Consolidated Financial Statements.

(b) Based on the weighted average number of Ordinary Shares outstanding during each period (one ADS represents one Ordinary Share).

(c) The comparability of the Selected Financial Data is affected by the acquisitions of Siemens-Nixdorf Printing Systems, effective April 1, 1996, Abso Blue (now called Oce-Canada) at the beginning of December 1996, Messerli (presently Oce Schweiz) effective January 1, 1997, Archer Management Services in December 1997 and Oce Japan in May 1999. See Item 9 "Management's Discussion and Analysis of Financial Condition and
      Results of Operations".

(d)   See Note 22 of Notes to Consolidated Financial Statements.

(e)   Based on amount of cash dividend.

Dividends

The table below sets forth the interim, final and total dividends paid in Euros on the Ordinary Shares in respect of the fiscal years indicated and translated into dollars per ADS based on the Noon Buying Rate on each of the respective dates on which the Company paid its interim and final cash dividends. The actual exchange rate applied by the Depositary for payment of the dividend may vary from such Noon Buying Rate.


Years ended
November 30,                     Euro per Ordinary Share                             Translated into $ per ADS
------------                     -----------------------                             -------------------------
                         Interim           Final           Total              Interim           Final           Total
                         -------           -----           -----              -------           -----           -----
1995                        0.10            0.18            0.28                 0.14            0.24            0.38
1996                        0.10            0.24            0.34                 0.14            0.26            0.40
1997                        0.15            0.27            0.42                 0.17            0.30            0.47
1998                        0.15            0.35            0.50                 0.17            0.41            0.58
1999                        0.15            0.35            0.50                 0.15            0.35            0.50

Item 9    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                    RESULTS OF OPERATIONS

Exhibit 1.02 contains Management's Discussion and Analysis of Financial Condition and Results of Operations, and is incorporated into this Item 9 by reference. The following discussion supplements and should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations in Exhibit 1.02. In the event that any portion of Exhibit
1.02 conflicts with any portion of the discussion contained in this Item 9, the provisions in this Item 9 will prevail.

Financial Accounting

Financial information provided in this report is presented in accordance with Dutch GAAP. The differences between Dutch GAAP and US GAAP are explained in Note 22 of Notes to Consolidated Financial Statements, which also includes reconciliations of net income and shareholders' equity.

Results of Operations

Revenues. Total revenues in 1997, 1998 and 1999 were Euro 2,468 million, Euro 2,753 million and Euro 2,838 million, respectively. Total revenues increased by 3% from 1998 to 1999 and by 12% from 1997 to 1998 because of autonomous growth, favorable exchange rates and acquisitions.

The table under "Strategic Business Units" in Item 1 shows the distribution by strategic business unit of revenues during the past three fiscal years.

In the wide format printing systems market, total revenues have increased during each year from 1997 to 1999 from Euro 730 million in 1997, Euro 772 million in 1998 and Euro 782 million in 1999. Although total revenues in this market increased from 1998 to 1999 by 1%, after deducting acquisition and exchange rate effects, net revenue in this market decreased by 2.5% from 1998 to 1999. From 1997 to 1998, revenues in this market increased by 6%.

As noted in Item 1, in 1999 the Company reclassified its strategic business units to move revenues of network printing solutions from the production printing systems market to the document printing systems market. After taking the reclassification into account, total revenues of the document printing market have increased each year from 1997 to 1999 from Euro 1,154 million in 1997, Euro 1,367 million in 1998 and Euro 1,399 million in 1999. Increases were largely attributable to increases in the sales of digital products and services.

Production printing systems revenues increased 7% from 1998 to 1999 and 5% from 1997 to 1998. This increase was attributable primarily to increased sales of digital products and services, especially in the printing and publishing area, and to favorable exchange rates.

Facility services and imaging services both contributed revenues to each of the strategic business units discussed above.

Income. Operating income increased 22% from 1997 to 1998 and 1% from 1998 to 1999, to a total of Euro 248 million. Operating income represented 8.7% of total revenues in 1999, down from 8.9% in 1998 and 8.1% in 1997. This resulted in part from the increasing profitability of sales of digital products and services in each market.

Net income before exceptional items increased nearly 20% from 1997 to 1998, principally as a result of increased sales of digital printers and copiers, strict cost control measures and favourable exchange rates. In 1999, the Company incurred an expense of Euro 55.3 million in connection with the reorganization of its business and the write-off of certain assets. As a result, net income in 1999 declined 41% to Euro 77 million from Euro 129 million in 1998. Prior to the deduction of the extraordinary item from net income in 1999, net income was Euro 132 million, which was a 2% increase from Euro 129 million in 1998. Net income in 1998 increased 20% from Euro 107 million in 1997.

Capital Resources and Liquidity

Capital Expenditures. The Company's capital expenditures in 1999 were Euro 90.3 million, compared with Euro 151.0 million in 1998 and Euro 206.9 million in 1997. Of the 1999 total amount of capital expenditures, Euro 80 million was for property, plant and equipment a decrease of 11% from the 1998 amount of Euro 89 million, which was itself an increase of 2% from 1997.

Liquidity. Liquidity is provided primarily from cash flow from operating activities and cash flow from financing activities. Cash flow from operating activities was Euro 53.4 million in 1999, Euro 76.7 million in 1998 and Euro
69.5 million in 1997. Cash flow from financing activities (including an increase in long term debt) was Euro 63.5 million in 1999, Euro 64.0 million in 1998 and Euro 158.2 million in 1997. The consolidated statements of cash flows included in Exhibit 1.02 provide further details of the Company's cash flow activities.

Management believes, based upon current levels of operations and forecasted earnings, that cash flow from operations and cash flows from financing activities will be adequate to permit anticipated capital expenditures, and to fund working capital requirements and other cash needs for the foreseeable future, including 2000. As of November 30, 1999 Oce had Euro 702.2 million available in permitted borrowings under its credit facilities, most of which credit facilities are multi-year stand-by credit contracts.

Pension Plans

In The Netherlands and in most other countries, the Company is required by local legal regulations, customs and circumstances to provide a pension to the majority of its employees. In addition to the pensions required under local laws, the Company provides a pension to its other employees ("additional plans"). Pension costs, including past service costs, for the additional plans are actuarially determined and, in general, funded. Total pension expense for the years ended November 30, 1997, 1998 and 1999 was Euro 30.5 million, Euro
37.9 million and Euro 42.4 million, respectively.

Accumulated benefit obligations and plan assets as of the dates of the most recent actuarial valuations are as follows (in millions):

                                                                  Euro
        Actuarial present value of accumulated
          benefit obligations (essentially all vested)             586
                                                                ======
        Net assets currently available for benefits                644
                                                                ======

The actuarial present value of accumulated plan benefits was computed using an interest rate of 6% for employees in The Netherlands, whose benefits and net assets comprise more than 60% of the above amounts, and 2.5% to 7.5% for employees outside The Netherlands. The actuarial present value of projected benefit obligations are approximately Euro 20 million higher than the net assets available.

Business Combinations

For disclosure of material effects of business combinations accounted for as a purchase refer to Note 22 to the Consolidated Financial Statements.

Political Policies

The Company has no knowledge of any economic, fiscal, monetary or political policy of the government of The Netherlands that has materially adversely affected, directly of indirectly, the Company or investments in the Company by US nationals.

Stock-based Compensation

In 1995 the U.S. Financial Accounting Standards Board issued Statement of Accounting Financial Standards No. 123 "Accounting for Stock-based Compensation", which provides for two alternative methods for accounting for employee stock options. Companies may either adopt a fair value method of accounting or continue the previous accounting method prescribed by the APB Opinion No. 25 "Accounting for Stock Issued to Employees" subject to additional disclosure of the impact on net income as if fair value method had been utilized. The Company applies the Dutch GAAP method, which is consistent with APB Opinion No. 25; accordingly, no compensation expense has been recognized under these plans.

If compensation expense for the option plan had been determined based on the fair value at the grant dates for awards under SFAS No. 123, the additional compensation costs for 1997, 1998 and 1999 would have been Euro 0.8 million, Euro 4.2 million and Euro 2.5 million, respectively and Oce's net income and earnings per share would be as set forth in the following table.

       Euro's in thousands,                    Year ended November 30
        Except per share               1997           1998            1999
       -------------------------------------------------------------------
       Net income
        As reported                 107,410        129,049          76,675
        Pro forma                   106,610        124,830          74,206

       Diluted earnings per share
        As reported                    1.30           1.53            0.88
        Pro forma                      1.29           1.48            0.85
       -------------------------------------------------------------------

For purposes of pro forma disclosures, the estimated fair value is amortized over the options' vesting period. Because compensation expense associated with option grants is amortized over the vesting period, the initial impact of applying SFAS No. 123 on pro forma net income is not representative of the potential impact on pro forma net income in future years. In each subsequent year, pro forma compensation expense would include the effect of recognizing a portion of compensation expense from multiple awards.

For purposes of presenting pro forma results, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                          Year ended November 30
                                   1997           1998            1999
----------------------------------------------------------------------------
Dividend yield                     1.84%          1.64%           2.94%
Risk-free interest rate            4.32%          3.58%           5.05%
Stock price volatility            26.00%         32.50%          35.00%
Expected life (years)              1.84           1.64            2.94
----------------------------------------------------------------------------

The Black-Scholes option valuation model was developed for use in estimating fair value of traded options, which are significantly different than employee stock options. Although this valuation model is an acceptable method for use in presenting pro forma information, because of the differences between traded options and employee stock options, the Black-Scholes model does not necessarily provide a single measure of the fair value of employee stock options.

The assumptions were used for this calculation only and do not provide an indication of management's expectations of future developments.

Year 2000

The millennium problem has been the subject of the Company's attention for quite some time. Both on the corporate level and in the local operations all software incorporated in the hardware and software products marketed by the Company, and all the computer applications used within the business of the Company, have been tested for Year 2000 compliance and, where necessary, replaced or modified.

The Company initiated four programs to achieve Year 2000 compliance. The four programs evaluated:

     .  the Company's products, both hardware and software,

     . corporate business applications (including invoicing, contract handling, logistics, service and financial accounting systems) and local business applications (including personnel systems), and

     . hardware and software for information supply, and embedded software, not involved in the information supply function.

All actions taken in response to the evaluation program appear to have been adequate as no disruptions in business operations were encountered as a result of the year end date change. The Company intends to continue to monitor future critical dates, such as quarter-end dates.

The ultimate impact of the Year 2000 issues on the Company will depend, in part, on the success of the Year 2000 compliance programs of third parties that provide services to the Company. To date, the Company has not been adversely impacted to any significant extent by the failure of third parties to address the Year 2000 issue.

The Company has developed contingency plans to address risks associated with Year 2000 issues that may yet arise. There can be no assurance that these plans will fully mitigate problems, if any, that arise.

Year 2000 compliance costs were Euro 5 million.

The foregoing Year 2000 discussion constitutes a Year 2000 Readiness Disclosure within the meaning of the Year 2000 Readiness and Disclosure Act of 1998.

FASB Standards

FASB Statement of Accounting Financial Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" is effective for all fiscal quarters beginning after June 15, 2000. This Statement requires all derivatives to be recorded at fair value. The change in fair value is periodically recorded in current earnings or under comprehensive income, depending on whether a derivative is designed as part of a hedge transaction. The Company is currently evaluating the impact this Statement will have on its financial statements, if any.


Item 9A   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a global business, Oce faces market risks with respect to foreign exchange rates and interest rate risks. Financial instruments are used to hedge against the financial risks that are inherent to the Company's underlying commercial activities. The following analysis presents the hypothetical loss in earnings, cash flows, or fair value of the financial instruments and derivative instruments which were held by the Company at November 30, 1999 and 1998 and are sensitive to changes in interest rates, foreign exchange rates and commodity prices. The Company uses interest rate swaps and foreign-exchange hedge contracts to manage the primary market exposures associated with the underlying assets, liabilities, and anticipated transactions to reduce risk by offsetting market exposures. In the normal course of business, the Company also faces risks that are either non financial or non quantifiable, which principally include country risk and credit risk and are not represented in the following analyses.

Foreign Exchange Risks

Oce achieves revenue world-wide, with a majority of its revenue from Europe and the United States. In addition, a considerable portion of the Company's costs are also incurred in the currencies where the sales occur (such as the dollar, Euro and Pound Sterling). Oce also has costs denominated in Japanese yen for the purchase of product sub-assemblies and complete machines which supplement its product range.

Oce attempts to offset the effects of exchange rate fluctuations over the long term by buying, where possible, in the same currency in which the revenues are achieved ("matching principle") and by raising the local added value content. With respect to the revenues from service, Oce's foreign exchange risk is limited because most of the costs, consisting of the payroll expenses of the service technicians, are in local currency.

The Company also attempts to offset the short-term consequences of foreign exchange fluctuations through an active currencies management policy. The Company has a central foreign exchange management policy and a selective foreign currency policy aimed at controlling operating income and investments held in foreign currencies. For this purpose, the Company uses a number of financial instruments, particularly forward foreign exchange contracts. The contract value and the result of forward foreign exchange contracts as of November 30, 1999 and 1998, respectively, were:

     . For cash flows, in 1999, Euro 230.4 million and Euro -13.3 million, and in 1998, Euro 308.6 million and Euro 5.9 million; and
     . For investments, in 1999, Euro 317.3 million and Euro -8.4 million, and in 1998, Euro 344.9 million and Euro 5.0 million.

The following analysis presents the hypothetical loss on operating profit if the foreign currencies change compared with the Euro. Based on the Company's estimate of future foreign exchange rate development, it closes hedge contracts for 70 and 90 percent of anticipated intercompany sales for dollars and related currencies and Pound Sterling, respectively. With respect to all currencies other than the Euro in which intercompany sales are denominated, a 10% overall change (decrease) compared with the Euro will have a negative impact of

Euro 12 million on operating profit assuming that no other measures will be taken for as protective measures against such a decrease.

Interest Rate Risk

Most of the Company's interest revenues originate from market placements of machines under financial lease contracts as described in Item 1. Oce financial lease contracts usually contain a fixed interest which corresponds to the rates charged by external leasing businesses. These contracts are generally financed by interest-bearing capital with an interest rate fixed for the duration of the contracts.

Oce uses interest rate instruments to manage its risk related fixed and variable interest exposures. Oce's primary objective is to prevent a disparity between the portfolio of rentals and leases and the financing obtained by the Company to support the portfolio of the Company. Oce's goal is to achieve a ratio of 80% between the fixed-interest assets and liabilities. As of November 30, 1999 and 1998, the contract value/notional principal amount and the market value of interest rate instruments were as follows (in millions):

     . interest rate swap contracts: Euro 1,493.5 and Euro 15.5 (1998: Euro 1,156.2 and Euro 57.2);
     . interest rate cap contract: Euro nil and Euro nil (1998: Euro 26.1 and Euro 0.1);
     . interest/foreign exchange swap: Euro nil and Euro nil (1998: Euro 2.1 and Euro -0.1);
     .    interest swap option: Euro 4.5 and Euro -0.2 (1998: nil).

The following analysis presents the hypothetical loss in earnings of those financial instruments and derivative instruments held by the Company at November 30, 1999 which are sensitive to changes in interest rates. The aggregate hypothetical loss in earnings on an annual basis on all financial instruments and derivative instruments that would have resulted from a hypothetical increase of 10 percent, sustained for one year, is estimated to be Euro 1.9 million.

Other risk

The Company is also exposed to risk due to fluctuations of the purchase price of paper. This risk typically has a limited effect on the Company's gross margin because the cost increases are passed on to customers via sales price increases.

Since January 1, 1999, Oce has been in a position to conclude contracts in Euros. Some of the Company's operating subsidiaries continue to account for revenue in local currencies. The Company has prepared a conversion program if they decide to switch to Euros. In general Oce is ready to use the Euro as a currency in any form whatever.

Credit risks are reduced by doing business solely with financial institutions which have a high credit rating, with fixed limits being applicable to each institution.

Item 10   DIRECTORS AND OFFICERS OF REGISTRANT

The Company is managed by a Board of Executive Directors, all of whom are employees of the Company, whose activities are generally supervised by a Board of Supervisory Directors, none of whom are employees of the Company.

Set forth below is information as of April 15, 2000 concerning the Supervisory and Executive Directors and certain other persons performing principal business functions for the Company (some of such persons being employed by subsidiaries of the Company).


                                                                 Served in such
Supervisory Board    Principal Occupation                        capacity since
-----------------    --------------------                        ---------------

H.B. van Liemt;      Director of Companies, Formerly Executive
Chairman             Chairman of the Board,
                     D.S.M. N.V. (Chemical products)                        1994

M. Ververs;          Director of Companies, Formerly
Vice-Chairman        Executive Chairman of Wolters Kluwer N.V.
                     (Publishing)                                           1995

L.J.M. Berndsen;     Executive Chairman of
Member               Royal Nedlloyd N.V. (Shipping)                         1996

P. Bouw;             Formerly Executive Chairman of
Member               Royal KLM N.V. (Airline)                               1998

J.V.H. Pennings;     Formerly Executive Chairman of Oce N.V.
Member                                                                      1998

F.J. de Wit;         Formerly Executive Chairman of
Member               Royal KNP BT N.V. (Paper)                              1997


                                                                 Served in such
                                                                 Executive Board
                                                                 or similar
Executive Board      Position with Company                       capacity since
---------------      ---------------------                       ---------------
R.L. van Iperen      Chairman, Chief Executive Director                     1999

H.J.A.F. Meertens    Executive Director                                     1988

J.F. Dix             Executive Director                                     1998

G.B. Pelizzari       Executive Director                                     1998


Mr. Meertens has announced his resignation effective October 1, 2000 because of reaching the retirement age. The Company accepted his resignation at General Meeting of Shareholders, held on March 9, 2000.

                                                                  Served in such
Others                   Position with Company                    capacity since
------                   ---------------------                    --------------

P.H.G.M. Creemers        Staff Director Corporate Personnel                 1998

C.F. Lindenhovius        Staff Director, Group Controller                   1995

J.M.M. van der Velden    Staff Director, Secretary of
                         the Company and Legal Affairs                      1994

A. Ribbink               Assistant Director, Internal Auditing              1998

P.M. Vincent             Assistant Director, Tax Department                 1996

W.J.J. Dissel            Assistant Director, Group
                         Information Management                             1989

P. Hollaar               Assistant Director, Corporate
                         Communication Manager                              1995

E.J. Huiberts            Assistant Director, Legal Department               1998

W. Roos                  Assistant Director, Corporate Treasurer            1995

P. Nabuurs               Business Unit Director                             2000

J.C.A. Vercoulen         Research and Development Director                  1990

G. Kraaijeveld           Business Unit Director                             1996

W. Gemmel                Business Unit Director                             1999


Supervisory Directors serve until their resignation, death or removal by shareholders and with a maximum period in office of twelve years. At each Annual Meeting of Shareholders the term of at least one Supervisory Director expires. A Supervisory Director who has not reached the age of 70 may be immediately reappointed. Vacancies which exist in either the Supervisory or Executive Board are filled by shareholders, generally at the first General Meeting after such vacancy occurs or is created. Executive Directors serve until their resignation (normally at age 62), death or removal by shareholders. Except on the proposal of the holder of Priority Shares, no Executive or Supervisory Director can be removed without a vote of two-thirds of the votes cast which vote must consist of not less than a majority of all votes shareholders are entitled to cast. Subject to being overruled by the same shareholders vote, the holders of Priority Shares may make binding nominations for all vacancies in the Supervisory and Executive Boards.

Item 11   COMPENSATION OF DIRECTORS AND OFFICERS

For the fiscal year ended November 30, 1999 the aggregate compensation of all Supervisory and Executive Directors and the "Others" referred to under Item 10, was Euro 7,552,517. This includes an aggregate contribution by the Company to Oce's pension plans in respect of such fiscal year for all Supervisory and Executive Directors and the "Others" named above, in an amount of Euro 908,753.

The compensation received by the Executive Directors and the "Others" referred to under Item 10 includes a bonus paid in 1999 based on performance in 1998.
The bonus was a percentage of the recipient's salary, generally based on a formula, the principal element of which was the profitability of the Company for the year in respect of which the bonus was paid.


Item 12   OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

The Lodewijk Foundation currently has the right for an unlimited period to purchase from the Company, upon request, a number of Cumulative Protective Preference Shares entitled to a number of votes not more than the total number of votes of the Ordinary Shares and Cumulative Financing Preference Shares of the Company outstanding at the time of such request.

The Stock Option Plan for key employees was adopted in 1990 and grants of options and stock appreciation rights ("SARs") may be made under the plan through 1999. In 1999, options covering 588,000 shares and 178,000 SAR's were granted to 167 directors and key employees (most of such persons being employed by subsidiaries of the Company) on November 26, 1999. 216,000 of the options and SARs issued in 1999 were granted to the Executive Directors and the "Others" named above. The Supervisory Directors were not granted any options or SARs.

A SAR is the right to receive payment of the share price gain of an Ordinary Share, where the share price gain is the difference between the stock market price of the share on the day of exercise and the exercise price fixed on the day of grant. Instead of receiving payment of the share price gain, a participant may request delivery of a number of shares with the value on the date of exercise of the share price gain. For participants in The Netherlands, Belgium and France the options or SARs have a duration of six years, while the duration for participants in other countries is five years.

According to the Company's Code of Conduct participants in the Stock Option Plan will not exercise options or SARs within two years after grant, where the duration of the options or SARs is five years, or within three years after grant where the duration of the options or SARs is six years.

The following table sets forth the number of options issued from 1994 through 1999 and includes summary information about the options.

Issued          Issued          Exercise      Exercised      Exercised      Options      Outstanding        Expiration date
                number             price      number of      number of    Forfeited    per April 15,
            of options         in Euro *    options per    options per                          2000
                                               Nov. 30,       Nov. 30,
                                                   1998           1999
--------------------------------------------------------------------------------------------------------------------------------
1994           624,000              8.30        606,800        615,000        9,000                -       November 29, 1999
1995           676,000             10.45        655,000        659,000            -           17,000       November 27, 2000
1996           806,400             21.05        680,600        680,600        4,000          121,800       November 24, 2001
1997           807,000             24.85         26,000         26,000       11,000          770,000       November 28, 2002
1998           872,500       30.40-41.15              -              -       11,000          861,500       November 22, 2003/04
1999           766,000       17.02-22.98              -              -            -          766,000       November 26, 2004/05
             ---------                        ---------      ---------       ------        ---------
             4,551,900                        1,968,400      1,980,600       35,000        2,536,300
             =========                        =========      =========       ======        =========

* Average exercise price for the 1999 issue is Euro 17.37 while for all outstanding options as of April 15, 2000 the average exercise price is Euro 24.68.

For participants outside of The Netherlands, the exercise price of the options is equal to the opening price quoted for the Oce Ordinary Share on the Amsterdam Stock Exchange (AEX) on the day of grant.

Participants domiciled in The Netherlands may choose, at the moment of grant, between an exercise price equal to the opening price on the AEX on such date of grant or a mark-up of 10%, 20% and 35%. This mark-up determines the income taxes to be paid by the participants. The higher the mark-up, the lower the taxes to be paid. To cover the income tax payable by Dutch participants upon grants of the options, loans have been provided which are repaid upon exercise.

Participation in the Stock Option Plan is subject to regulations aimed at preventing the misuse of inside information. Participants are prohibited from trading in Oce options on the AEX Option Exchange and from disposing or pledging the options that have been granted.


Item 13    INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

None required to be reported.

Item 14    DESCRIPTION OF SECURITIES TO BE REGISTERED

Not applicable.

Item 15    DEFAULTS UPON SENIOR SECURITIES

None.

Item 16    CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
           SECURITIES

None.

Item 17    FINANCIAL STATEMENTS

See Item 19.

Item 18    FINANCIAL STATEMENTS

Not applicable.

Item 19    FINANCIAL STATEMENTS AND EXHIBITS

(a) The following financial statements are being filed as part of this annual report:


                                                            Page
                                                            ----
          Report of independent auditors                    F-2
          Consolidated statements of operations             F-3
          Consolidated balance sheets                       F-4
          Consolidated statements of cash flows             F-6
          Notes to consolidated financial statements        F-8

        Schedule:

I       Valuation and qualifying accounts

        See also "Table of Contents to Consolidated Financial Statements" on page F-1.

(b) The following exhibits are being filed as part of this annual report:

        1.01    Subsidiaries of Oce N.V.

        1.02 Pages 13 through 46, 83 through 85 and 90 through 91 from the Annual Report 1999, which have been modified and translated into English from Dutch, are incorporated herein by reference.

                           OCE N.V. AND SUBSIDIARIES


            TABLE OF CONTENTS TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                   Page
Report of Independent Auditors                                                      F-2

Consolidated Statements of Operations for the years ended November 30,
1997, 1998 and 1999                                                                 F-3

Consolidated Balance Sheets as of November 30, 1998 and 1999                        F-4

Consolidated Statements of Cash Flows for the years ended November 30,
1997, 1998 and 1999                                                                 F-6

Notes to Consolidated Financial Statements                                          F-8

Schedule:

II Valuation and qualifying accounts as of November 30, 1997, 1998 and 1999         F-33

                      REPORT OF THE INDEPENDENT AUDITORS


To the Board of Directors of
Oce N.V.:


Introduction

We have audited the accompanying consolidated balance sheets of Oce N.V. and subsidiaries at November 30, 1999 and 1998 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended November 30, 1999 (pages F-3 to F-33, as stated in Euros).

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements have been prepared in accordance with accounting principles generally accepted in the Netherlands.

Scope
We conducted our audits in accordance with generally accepted auditing standards in the Netherlands which are substantially similar to those followed in the United States. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at November 30, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended November 30, 1999 in accordance with generally accepted accounting principles in the Netherlands (which differ in certain material respects from generally accepted accounting principles in the United States - see Note 22).



PricewaterhouseCoopers N.V.

Eindhoven, the Netherlands

January 31, 2000.

                           OCE N.V. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                               Years ended November 30,
                                                               ------------------------
                                                        1997       1998       1999        1999
                                                        ----       ----       ----        ----
                                                      (in thousands except per share amounts)
                                                        Euro       Euro       Euro           $
Net sales                                          1,432,326  1,646,185  1,647,233   1,659,917
Rentals and service                                  962,196  1,016,506  1,091,050   1,099,451
Interest from financial leases                        73,840     89,853    100,142     100,913
                                                   ---------  ---------  ---------  ----------
Total revenues                                     2,468,362  2,752,544  2,838,425   2,860,281

Cost of sales                                        798,597    914,440    907,113     914,098
Cost of rentals and service                          635,896    668,007    716,299     721,814
                                                   ---------  ---------  ---------  ----------
Gross margin                                       1,033,869  1,170,097  1,215,013   1,224,369

Selling expenses                                     557,056    621,038    656,823     661,880
Research and development expenses                    151,854    170,112    174,380     175,723
General and administrative expenses                  124,715    133,747    135,685     136,730
                                                   ---------  ---------  ---------  ----------
                                                     833,625    924,897    966,888     974,333
                                                   ---------  ---------  ---------  ----------
Operating income                                     200,244    245,200    248,125     250,036

Financial expense (net) (Note 17)                     53,272     61,018     58,989      59,443
                                                   ---------  ---------  ---------  ----------
Income before income taxes, equity in
income of unconsolidated companies
and minority interest                                146,972    184,182    189,136     190,593

Income taxes (Note 16)                                37,125     53,446     54,912      55,335
                                                   ---------  ---------  ---------  ----------
Income before equity in income of
unconsolidated companies and minority interest       109,847    130,736    134,224     135,258

Equity in income of unconsolidated companies             112        820        376         378
                                                   ---------  ---------  ---------  ----------
Income before minority interest                      109,959    131,556    134,600     135,636

Minority interest in net income of subsidiaries        2,549      2,507      2,675       2,696
                                                   ---------  ---------  ---------  ----------

Net income before exceptional items                  107,410    129,049    131,925     132,940

Exceptional items (net of tax)                             -          -    -55,250     -55,675
                                                   ---------  ---------  ---------  ----------

Net income                                           107,410    129,049     76,675      77,265

Dividend preference shares                             3,551      3,551      3,551       3,578
                                                   ---------  ---------  ---------  ----------

Net income attributable to holders of
ordinary shares                                      103,859    125,498     73,124      73,687

Basic earnings per ordinary share                       1.30       1.53       0.88        0.89
                                                   =========  =========  =========  ==========
Net income in accordance
with US GAAP (Note 22)                                90,875    101,787     75,673      76,256
                                                   =========  =========  =========  ==========
Earning per ordinary
share in accordance with US GAAP (Note 22)

  Basic                                                 1.09       1.20       0.87        0.87
                                                   =========  =========  =========  ==========
  Diluted                                               1.06       1.17       0.86        0.87
                                                   =========  =========  =========  ==========

All figures of 1997 and 1998 are restated in Euros.

                See Notes to Consolidated Financial Statements.

                           OCE N.V. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS


                                                      November 30,
                                                      ------------
                                               1998       1999       1999
                                               ----       ----       ----
                                                     (in thousands)
                                               Euro       Euro          $
A S S E T S

CURRENT ASSETS:

  Cash and cash equivalents (Note 2)         18,294     36,854     37,138

  Prepaid expenses                           26,018     20,224     20,380
  Accounts receivable (Note 3)              942,891  1,106,347  1,114,866
  Inventories (Note 4)                      365,945    395,342    398,386
                                          ---------  ---------  ---------
  Total current assets                    1,353,148  1,558,767  1,570,770


FIXED ASSETS:

  Property, plant and equipment
  (Notes 5 and 14)                          445,771    449,808    453,272
  Rental copying equipment (Note 6)         240,690    257,198    259,178
                                          ---------  ---------  ---------
  Tangible fixed assets - net               686,461    707,006    712,450

  Unconsolidated companies                    3,660      4,367      4,401
  Financial lease receivables (Note 7)      555,141    624,151    628,957
  Other long term assets                     21,499     21,837     22,005
                                          ---------  ---------  ---------

    Total fixed assets                    1,266,761  1,357,361  1,367,813
                                          ---------  ---------  ---------

    TOTAL ASSETS                          2,619,909  2,916,128  2,938,583
                                          =========  =========  =========

Figures of 1998 are restated in Euros.

                See Notes to Consolidated Financial Statements.

                           OCE N.V. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                                            November 30,
                                                                            ------------
                                                                  1998          1999        1999
                                                                  ----          ----        ----
                                                              (in thousands except share amounts)
                                                                  Euro          Euro           $
CURRENT LIABILITIES:
  Borrowings under bank lines of credit                         44,018        51,167      51,561
  (Note 8)
  Short term borrowings (Note 8)                               153,662       178,444     179,818
  Current portion of long term debt (Note 11)                   21,796        73,189      73,753
  Accounts and notes payable
    Trade                                                      156,020       159,791     161,021
    Value added taxes, social security
    and other taxes payable                                     45,767        58,304      58,753
    Pension liabilities                                          1,354         1,227       1,236
    Dividend                                                    18,025        15,195      15,312
    Other                                                       59,236        55,385      55,811
  Income taxes (Note 16)                                        20,779          -425        -428
  Accrued liabilities
    Salaries and payroll taxes                                 121,157       133,084     134,109
    Other                                                       95,967       124,958     125,921
  Deferred income (Note 9)                                      43,592        41,067      41,383
                                                             ---------     ---------  ----------
    Total current liabilities                                  781,373       891,386     898,250
                                                             ---------     ---------  ----------

LONG TERM DEBT:
  Subordinated debenture bonds (Note 10)                        11,931        10,011      10,088
  Other (Note 11)                                              847,304       874,245     880,977
                                                             ---------     ---------  ----------
    Total long term debt                                       859,235       884,256     891,065
                                                             ---------     ---------  ----------

LONG TERM LIABILITIES (PROVISIONS):
  Deferred income taxes (Note 16)                               10,019        31,728      31,972
  Self insurance franchise                                       3,630         1,815       1,829
  Retirement benefits and severance payments                   141,507       160,441     161,676
  Development credits                                            5,785         2,799       2,821
  Reorganization provision                                      31,861        60,628      61,095
  Other                                                         20,305        22,957      23,134
                                                             ---------     ---------  ----------
    Total long term liabilities (provisions)                   213,107       280,368     282,527
                                                             ---------     ---------  ----------

COMMITMENTS AND CONTINGENT LIABILITIES
  (Note 13)

MINORITY INTEREST                                               40,305        42,213      42,538

SHAREHOLDERS' EQUITY (Note 12):
  Priority shares                                                    1             2           2
    (30 with a nominal or par value . 50)
  Ordinary shares (83,173,250                                   37,742        42,224      42,548
    with a nominal or par value . 0.50)
  Financing Preference shares
  (20,000,000 with a nominal or par value . 0.50)                9,076        10,000      10,077
  Paid-in capital                                              506,009       502,695     506,566
  Revaluation account                                           29,183        27,597      27,810
  Legal reserve                                                  1,479         1,734       1,747
  Retained earnings                                            223,626       266,052     268,101
  Accumulated translation adjustment                           -81,227       -32,400     -32,649
                                                             ---------     ---------  ----------
    Total shareholders' equity                                 725,889       817,905     824,203
                                                             ---------     ---------  ----------
    TOTAL LIABILITIES &
      SHAREHOLDERS' EQUITY                                   2,619,909     2,916,128   2,938,583
                                                             =========     =========  ==========

  Figures of 1998 are restated in Euros.

                See Notes to Consolidated Financial Statements.

                           OCE N.V. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                         Years ended November 30,
                                                               1997        1998          1999         1999
                                                               ----        ----          ----         ----
                                                                            (in thousands)
                                                               Euro        Euro          Euro            $
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                 26,362      28,095        18,294       18,435

CASH FLOW FROM OPERATING ACTIVITIES:
 Net income                                                 107,410     129,049        76,675       77,265
 Adjustments to reconcile net income to
 cash flow generated by operating activities:
 Depreciation                                               156,994     171,305       187,379      188,821
 Additions to rental copying equipment                     -157,773    -168,129      -167,830     -169,122
 Proceeds from sale of rental copying equipment              78,249      55,444        61,299       61,771
 Financial lease receivables                                -76,614     -50,334       -17,591      -17,727
 Equity in income of unconsolidated companies                   159        -522          -190         -192
 Increase in long term liabilities (provisions)              32,370     -20,229        66,953       67,469
 Net change in other working capital accounts *             -71,299     -39,890      -153,325     -154,505
                                                           --------    --------      --------    ---------
 Total cash flow from operating activities                   69,496      76,694        53,370       53,780

CASH FLOW FROM INVESTING ACTIVITIES:
 Additions to property, plant and equipment                -112,573    -113,042      -115,227     -116,114
 Other investments                                           -1,195      -2,120         1,408        1,419
 Proceeds from sale of property, plant and equipment         25,948      25,959        34,205       34,468
 Investment grants received                                       6           -             -            -
 Investment grants released related to property, plant
 and equipment                                                 -100         -53             -            -
 Acquisition of unconsolidated companies                          -      -1,021          -117         -118
 Movement from unconsolidated companies to consolidated
 companies                                                   12,926           -          -729         -735
 Proceeds from disposition of unconsolidated companies            -       1,404             -            -
 Acquisition net asset value (net of cash)                 -100,156       7,277        -4,797       -4,834
 Goodwill (Note 1 and Note 21)                              -31,751     -69,442        -5,088       -5,127
                                                           --------    --------      --------    ---------
 Total cash flow from investing activities                 -206,895    -151,038       -90,345      -91,041

CASH FLOW FROM FINANCING ACTIVITIES:
 Proceeds from long term debt                               233,900     170,381       141,541      142,631
 Repayment of long term debt                                -39,315     -42,304      -130,256     -131,259
 Borrowings and current portion of long term debts          -19,888     -44,740        82,145       82,778
 Issue of new shares                                              -      16,368             -            -
 Purchase of shares                                          -2,204     -13,619       -11,739      -11,829
 Dividends paid                                             -29,782     -45,209       -48,032      -48,402
 Optional dividend                                           12,373      23,985        28,035       28,251
 Increase (decrease) in minority interest                     1,552        -560         1,907        1,922
 Other                                                        1,593        -242          -102         -103
                                                           --------    --------      --------    ---------
 Total cash flow from financing activities                  158,229      64,060        63,499       63,989

 Effect of exchange rate changes                            -19,097         483        -7,964       -8,025

CASH AND CASH EQUIVALENTS, END OF YEAR                       28,095      18,294        36,854       37,138

 All figures of 1997 and 1998 are restated in Euros.

                See Notes to Consolidated Financial Statements.

 *See details on next page

                           OCE N.V. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                               Years ended November 30,
                                           1997     1998      1999      1999
                                           ----     ----      ----      ----
                                                     (in thousands)
                                           Euro     Euro      Euro         $
SPECIFICATION OF NET CHANGE IN OTHER
WORKING CAPITAL ACCOUNTS:
 Inventories                             11,200    1,857   -21,863   -22,031
 Accounts receivable
 (excluding Financial leases)           -58,140  -18,147  -102,684  -103,475
 Financial leases                       -66,738  -68,243   -49,823   -50,207
 Prepaid expenses                        -1,893   -9,386     6,509     6,559
 Trade accounts payable                  18,508   12,768    -2,151    -2,168
 Income taxes                            11,522   16,405   -21,204   -21,367
 Value added taxes, social security
 and other taxes payable                 -8,186    6,300    12,537    12,634
 Pension liabilities                      1,154   -1,074      -127      -128
 Other liabilities                      -10,169    5,528    -7,672    -7,731
 Accrued liabilities                     17,476   16,622    35,678    35,953
 Deferred income                         13,967   -2,520    -2,525    -2,544
                                        -------  -------  --------  --------
                                        -71,299  -39,890  -153,325  -154,505


 Supplemental cash flow information:

 Income taxes paid                        9,773   26,947    21,224    21,387
 Interest received                       23,606   30,452    43,818    44,155


 Non cash transactions:

 Non cash stock dividend                 12,373   23,984    28,035    28,251
 Conversion of convertible bonds into
 share capital                           -9,169  -14,481    -2,093    -2,109
 Converted into share capital             9,169   14,481     2,093     2,109

 All figures of 1997 and 1998 are restated in Euros.

                See Notes to Consolidated Financial Statements

                           OCE N.V. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   Summary of significant accounting principles

     The accompanying Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the Netherlands. These accounting principles differ in certain material respects from accounting principles generally accepted in the United States of America ("US GAAP"). For a description of the significant differences and the related approximate effect on the Consolidated Financial Statements, see Note 22 to Consolidated Financial Statements. Amounts in the accompanying Consolidated Financial Statements have been stated in Euro, the currency of the Netherlands, the country in which Oce N.V. is incorporated.

     The dollar amounts at November 30, 1999 and for the period then ended have been presented solely for the convenience of readers of these financial statements in the United States and have been translated from Euros at the rate of $ 1.0077 per Euro 1, the Noon Buying Rate on November 30, 1999. Such translation should not be construed as a representation that the Euro amounts could be converted into dollars at this or any other rate. Previously presented financial statements, which were denominated in Dutch guilders, have been translated for comparison reasons into Euros using the irrevocably fixed conversion rate applicable since January 1, 1999 (Euro 1 = NLG 2,20371).

     Principles of consolidation

     The Consolidated Financial Statements include the accounts of the parent company, Oce N.V., and its subsidiaries (the "Company").
     An entity is regarded as a subsidiary if Oce directly or indirectly holds a majority controlling interest in it. Investments in unconsolidated companies, in which the Company has an investment of between 20% - 50% and has no controlling interest, are accounted for by the equity method.
     For names of unconsolidated companies see pages 83 and 84 of Oce Annual Report 1999 which are incorporated herein by reference. Intercompany profits and account balances have been eliminated in consolidation.

     If the cost of an acquisition exceeds the net asset value of an acquired company based on the Company's principles of valuation, the difference is charged to retained earnings.

     Foreign exchange

     Balance sheet items expressed in foreign currencies are translated into Euro at the closing exchange rate at the end of the reporting period. Translation differences relating to foreign subsidiaries' balance sheet items are added to, or charged against, shareholders' equity. Foreign currency profit and loss items are translated into Euro at the average exchange rate during the period.

     Research and development expenses

     Expenditures on research and development are expensed as incurred.

     Development credits and subsidies

     Development credits granted by the government are recognized as a reduction of research and development costs. These credits are subject to a contingent repayment liability. Upon determination of commercial success of a project, a provision is created to cover the repayment liability in respect of that project and is charged to research and development costs. Actual repayments to the government are made as sales of the relevant product occur and are charged to the relevant development credit provision. See Note 13 to Consolidated Financial Statements.

     Subsidies received from the government are included in the statement of operations as an income item in the year of entitlement thereto.

     Sales and revenue recognition

     Sales revenues are recognized when systems have been accepted by the customer or, for supplies, at the time of delivery. Sales revenues include financial lease contracts concluded during the fiscal year. Interest income arising from these contracts is included under total revenues. Revenues from rental contracts for copying equipment are accounted for by the operating lease method. Where rental or maintenance contracts provide for advanced billings, such amounts are included in deferred income and taken into income as they are earned.

     Operating costs

     Raw materials used in the manufacturing process and other operating costs, except depreciation of buildings and production facilities (see explanation under "Replacement value"), are charged to expense at historic cost.

     Straight-line depreciation is charged at a fixed percentage of the value of the asset and is based on the estimated economic lives of the assets, as follows:

          Property and plant                 20 to 50 years
          Production machines                8 or 10 years
          Factory and office equipment       3 to 10 years
          Vehicles                           4 or 5 years

     Straight-line depreciation of rental copying equipment is charged to operations over the estimated economic life of 3 to 5 years. Rental copying equipment is valued at historical manufacturing cost plus appropriate indirect costs.

     Basic earnings per ordinary share

     Basic earnings per ordinary share are calculated by dividing the net income attributable to holders of ordinary shares by the weighted average number of ordinary shares.

     Replacement value

     Valuations of property, plant and equipment are based on replacement value or on the value to the business (current value), whichever is lower. Replacement value takes into account the nature and location of the asset, technological considerations, and price index figures. The revaluations are verified periodically by knowledgable independent appraisers. Property, plant and equipment included in the categories "Other fixed assets" and "Fixed assets not in production process" are not revalued.

     Adjustments for replacement value are credited or charged to shareholders' equity (revaluation account) after providing for deferred taxes, except that adjustments for replacement value of land do not take deferred taxes into account.

     Rental copying equipment

     These are valued at historical manufacturing costs plus appropriate indirect costs.

     Inventories

     Inventories are shown in the Consolidated Balance Sheets at the lower of cost, in accordance with the first-in first-out method, or market. Adequate allowances have been made for obsolescence.

     Investments in unconsolidated companies

     Investments in unconsolidated companies are included at acquisition cost plus equity in undistributed earnings as determined by the principles of valuation applied in these Consolidated Financial Statements. Permanent impairment valuations are taken into consideration.

     Financial lease receivables

     These comprise the long-term part of financial lease receivables. The valuation is stated against the present value of the contracted terms.

     Other long term assets

     Other long term assets include mortgages, loans and guarantee deposits, which are valued at face value or at net realizable value, whichever is lower.

     Deferred income taxes

     The provision for deferred taxation is calculated on the differences between valuation of assets and liabilities for financial reporting and tax purposes, based on the effective rate of corporate tax in the various countries. Deferred tax assets are recognized for net operating loss carry forwards when it is more likely than not that such carry forwards will be realized.

     Long term liabilities (provisions)

     Self insurance franchise covers potential future losses which are not insured by an outside insurance company and that have not yet occurred.

     Retirement benefits and severance payments are calculated on the basis of the legal requirements in the countries in which the Company operates.

     The restructuring provision relates to costs connected with the reorganization of business activities.

     Other relates to (legal) proceedings and warranty commitments.

     Financial instruments

     The Company enters into a variety of interest rate swaps and forward currency contracts in its management of interest rate and foreign currency exposures. The Company accounts for such transactions as hedges when these contracts off set the risk inherent in the exposures. In addition the transaction must have a satisfactory level of correlation between the financial instrument and the designated item or transactions hedged.

     Realized and unrealized gains and losses on interest rate swaps are deferred and recognized as interest expense over the term of the contracts.

     Realized and unrealized gains and losses on foreign currency contracts which hedge the future cash flows are recognized under cost of goods sold in the related period.

     Realized and unrealized gains and losses on foreign currency contracts which hedge the net investment in foreign operations are brought to equity.

2.   Cash and cash equivalents

     Cash and cash equivalents include time deposits of Euro 1.8 million and Euro 5.1 million at November 30, 1998 and 1999. For the purpose of the Consolidated Statements of Cash Flows, prepared in accordance with FASB 95, the Company considers all highly liquid instruments with an original maturity date of three months or less as cash equivalents.

3.   Accounts receivable

     Accounts receivable consist of the following:

                                                       November 30,
                                                       ------------
                                                    1998          1999
                                                    ----          ----
                                                      (in thousands)
                                                    Euro          Euro

       Trade accounts receivable                 527,356       634,529
       Discounted trade bills                       -691          -714
       Lease receivables                         352,342       402,165
       Other                                      63,884        70,367
                                                --------     ---------
       Total                                     942,891     1,106,347
                                                ========     =========

     Allowances for doubtful accounts totaling Euro 38.5 million and Euro 45.8 million at November 30, 1998 and 1999, respectively, have been deducted from the respective accounts receivable.

4.   Inventories

     Inventories consist of the following:

                                                           November 30,
                                                           ------------
                                                       1998            1999
                                                       ----            ----
                                                          (in thousands)
                                                       Euro            Euro

     Raw materials and other materials               31,770          34,633
     Semi-finished products and spare parts         132,821         124,447
     Finished products and trade stock              201,354         236,262
                                                    -------         -------
     Total                                          365,945         395,342
                                                    =======         =======

5.   Property, plant and equipment

     Property, plant and equipment consists of the following:

                                                                                            Fixed
                                                                               Under        assets
                                                                            construction    not in
                                       Property   Production   Other fixed     and pre-    production
                                      and plant    machines       assets       payments     process      Total
                                      ---------    --------       ------       --------     -------      -----

                                                                    (in thousands)

                                           Euro        Euro         Euro          Euro        Euro           Euro
1998
Replacement value                       352,138     351,230      303,500        21,714       4,578      1,033,160
Accumulated depreciation                136,793     250,710      197,642             -       2,244         587,38
                                       --------     -------      -------       -------       -----      ---------
Book value at
November 30, 1998                       215,345     100,520      105,858        21,714       2,334        445,771
                                       ========     =======      =======       =======       =====      =========

1999
  Replacement value                     340,144     375,539      346,832        36,142       4,608      1,103,265
  Accumulated depreciation              136,952     282,124      231,997             7       2,377        653,457
                                       -------      -------      -------       -------       -----      ---------
  Book value at
  November 30, 1999                     203,192      93,415      114,835        36,135       2,231        449,808
                                       ========     =======      =======       =======       =====      =========

6.   Rental copying equipment

     Rental copying equipment consists of the following:


                                                           November 30,
                                                        1998          1999
                                                        ----          ----
                                                          (in thousands)
                                                        Euro          Euro

     Cost                                            533,867       588,924
     Accumulated depreciation                        293,177       331,726
                                                    --------      --------
     Book value                                      240,690       257,198
                                                    ========      ========

7.   Financial lease receivables

     Financial lease receivables can be specified as follows:

                                                            November 30,
                                                         1998           1999
                                                         ----           ----
                                                            (in thousands)
                                                         Euro           Euro

     Financial lease receivables                    1,056,354      1,201,193
     Less: Current lease receivables                 -352,342       -402,165
     Less: Unearned income                           -190,440       -213,851
     Plus: Residual value                              41,569         38,974
                                                    ---------      ---------
     Total                                            555,141        624,151
                                                    =========      =========


8.   Borrowings under bank lines of credit and short term borrowings

     Borrowing facilities at November 30, 1999 amounted to Euro 570.8 million for the parent company and its Dutch subsidiaries. At November 30, 1999 an amount of Euro 118.7 million was utilized, bearing interest at 3.0%; such rate at November 30, 1998 was 4.1%. The weighted average interest rate, based on balances outstanding at the end of each quarter, amounted to 2.6% per annum in 1999.

     The borrowing facilities for the subsidiaries outside of the Netherlands, which totaled Euro 361.1 million, at November 30, 1999 consist of credit lines and call and time deposits. These facilities are denominated in various currencies, mainly local, and are guaranteed in most cases by the parent company. At November 30, 1999 the used portion of these credits amounted to Euro 110.9 million. The borrowing facilities bear interest at floating rates which ranged from 1.9% to 16.5% at November 30, 1999; such rates at November 30, 1998 ranged from 2.1% to 9.0%. The weighted average interest rate, computed as above, amounted to 6.0% in 1999. A portion of the floating rate borrowings have been swapped into fixed interest rate borrowings (see Note 20).

     A summary of borrowings based upon quarterly balances under the above facilities follows:

                                                  Years ended November 30,
                                                  ------------------------
                                                1997         1998       1999
                                                ----         ----       ----
                                                        (in millions)
                                                Euro         Euro       Euro

     Average amount outstanding                305.8        197.6      230.1
     Maximum amount outstanding                388.8        312.7      273.3
     Weighted average interest rate
       Year ending November 30                   4.7%         5.4%       4.2%
       At November 30                            5.0%         4.4%       5.5%


     Commitment fees of approximately Euro 0.3 million were paid for unused credit facilities in 1999 (1998 Euro 0.4 million and 1997 Euro 0.3 million).

9.   Deferred income

     These amounts represent advance billings related to rental and maintenance contracts for copying equipment.


10.  Subordinated debenture bonds


     Subordinated loans consist of the following:

                                                            November 30,
                                                            ------------
                                                           (in thousands)
                                                          1998         1999
                                                          ----         ----
                                                          Euro         Euro

     Convertible guilder debenture bonds, 4.75%         11,931       10,011
                                                        ======       ======

     The Euro 68 million 4.75% convertible guilder debenture bonds were issued on June 15, 1994. Complete redemption of these bonds will take place on or before June 15, 2001. Interest is payable annually on June 15 of each year. The bonds are convertible from and after December 1, 1994 at a price of Euro 10.71 per Ordinary Share of Euro 0.50. After June 15, 1998, the bonds may be redeemed, in whole or in part, at 100% of the principal amount outstanding, if certain trading conditions have been met.

     During the financial year for an amount of Euro 1,920,000 of these bonds were converted into 178,529 shares of common stock.

     The conversion price will be adjusted (inter alia) in case of a rights issue below market price with pre-emptive rights for existing shareholders and if a share distribution is made out of reserves or in the form of a dividend. The maximum aggregate principal repayment applicable to these bonds and loans for the coming years are as follows (in thousands):


     Years ending November 30,                        Euro
     -------------------------
     2000                                                -
     2001                                           10,011
                                                    ------
     Total                                          10,011
                                                    ======

11.  Other long term debt

     Other long term debt consists of the following:

                                                                                                            November 30,
                                                                                                            ------------
                                                                                                      1998                1999
                                                                                                      ----                ----
                                                                                                           (in thousands)
     LOANS                                                                                            Euro                Euro
     In U.S. Dollars, average interest of 6.0% and 6.0% maturing through 2001                       67,685  **          55,791  **
     In Guilders, average interest of 6.6% and 6.5%, maturing through 2013                         540,452  *          539,091  *
     In French Francs, average interest of 4.09% and 3.6%, maturing through 2004                    58,754  ***         46,497  **
     In German Marks, average interest of 3.7% and 0.0%, maturing through 2001                      34,737                  19
     In Belgian Francs, average interest 0.0% and 0.0%, maturing through 2001                           59                  10
     In Norwegian Crowns, average interest of 5.4% and 6.2%, maturing through 2004                  19,841              25,498
     In Spanish Pesetas, average interest 5.0% and 5.0% maturing through 2004                        5,223               3,258  **
     In Swedish Crowns, average interest 4.7% and 3.5% maturing through 2005                        11,880              14,871  **
     In Portuguese Escudos, average interest 4.3%, maturing through 1999                             3,993                   -
     In Swiss Francs, average interest 1.6% and 2.2%, maturing through 2004                         73,775              89,575
     In Australian Dollars, average interest 5.1% and 5.5%, maturing through 2001                    1,485               3,287
     In Hong Kong Dollars, average interest 5.4% and 7.0%, maturing through 2005                     1,339               2,038
     In Euro, average interest 3.7%, maturing through 2005                                               -              85,600
     In Pound Sterling, average interest 7.5% and 5.9%, maturing through 2004                       32,949              61,807
     In Danish Crowns, average interest 4.8% and 3.8%, maturing through 2004                         2,691               1,479
     In Finnish Marks, average interest 3.7% and 3.4%, maturing through 2004                           488               2,304
     In Singapore Dollars, average interest 4.15%, maturing through 2005                                 -                 948
     In South African Rand, average interest 12.05% maturing through 2005                                -               1,013
     Convertible guilder debenture bond to Company Personnel, average interest of 5.2% and
     4.6%, maturing through 2007                                                                     5,393               6,955
     Capitalized lease obligations, average interest of 5.3% and 5.4%, maturing through 2004         8,356               7,393
                                                                                                ----------           ---------
     Total other long term debt                                                                    869,100             947,434
     Current portion                                                                                21,796              73,189
                                                                                                ----------           ---------
     Total long term portion                                                                       847,304             874,245
                                                                                                ==========           =========

     * The fixed interest rates of the Euro loans have been fully swapped into variable interest rates (see Note 20).

     ** The variable interest rates of this loan has been swapped into fixed interest rates for 100%.

     *** The variable interest rates of this loan has been swapped into fixed interest rates for 50%.

Aggregate principal repayments applicable to these borrowings for the next years are as follows (in thousands):

Years ending November 30,                               Euro
-------------------------                              -------
     2000                                               73,189
     2001                                              146,311
     2002                                              101,745
     2003                                               72,977
     2004                                              169,884
     Thereafter                                        383,328
                                                       -------
     Total                                             947,434
                                                       =======

    12.  Shareholders' equity

          The changes in shareholders' equity are summarized below:

                     Financing Preference and Ordinary Shares
                     ----------------------------------------
                                (in thousands)

                                                                                                                             Total
                                             Financing                          Revalu-                      Accumulated    Share-
                                            Preference  Ordinary      Paid in   action      Legal  Retained  Translation   holders
                                                shares    shares      capital   Account   reserve  earnings   adjustment    equity
                                            ----------  --------      -------   -------   -------  --------  -----------   -------
                                               Euro       Euro          Euro      Euro      Euro     Euro         Euro       Euro

Balance November 30, 1996                        9,076    36,015 (a)  467,719    36,853     3,174   148,451      -95,285   606,003

Net income                                           -         -            -         -         -   107,410            -   107,410
Transfer                                             -         -            -         -    -2,160     2,160            -         -
Dividends (b)                                        -         -            -         -         -   -37,568            -   -37,568
Revaluation of property, plant, equipment            -         -            -      -825         -         -            -      -825
Conversions of convertible loans                     -       380        8,789         -         -         -            -     9,169
Optional stock dividend (a)                          -       220         -220         -         -    12,373            -    12,373
Cost of purchase of shares                           -         -            -         -         -    -2,204            -    -2,204
Foreign currency translations                        -         -            -     2,132         -         -       34,448    36,580
Goodwill                                             -         -            -         -         -   -31,751            -   -31,751
                                                ------   ----------   -------    ------   -------   -------     --------   -------
Balance November 30, 1997                        9,076    36,615 (a)  476,288    38,160     1,014   198,871      -60,837   699,187

Net income                                           -         -            -         -         -   129,049            -   129,049
Transfer                                             -         -            -         -       466      -466            -         -
Dividends (b)                                        -         -            -         -         -   -44,753            -   -44,753
Revaluation of property, plant, equipment            -         -            -    -7,470         -         -            -    -7,470
Conversions of convertible loans                     -       883       29,967         -         -         -            -    30,850
Optional stock dividend (a)                          -       246         -246         -         -    23,985            -    23,985
Purchase of shares                                   -         -            -         -         -   -10,916            -   -10,916
Cost of purchase of shares                           -         -            -         -         -    -2,703            -    -2,703
Foreign currency translations                        -         -            -    -1,266         -         -      -20,390   -21,656
Goodwill                                             -         -            -         -         -   -69,442            -   -69,442
Other                                                -         -            -      -242         -         -            -      -242
                                                ------   ----------   -------    ------   -------   -------     --------   -------
Balance November 30, 1998                        9,076    37,744 (a)  506,009    29,182     1,480   223,625      -81,227   725,889

Net income                                           -         -            -         -         -    76,675            -    76,675
Transfer                                             -         -            -         -       254      -254            -         -
Dividends (b)                                        -         -            -         -         -   -45,202            -   -45,202
Conversions of convertible loans                     -        89        2,004         -         -         -            -     2,093
Optional stock dividend (a)                          -       518         -518         -         -    28,035            -    28,035
Redenomination in Euros                            924     3,876       -4,800         -         -         -            -         -
Purchase of shares                                   -         -            -         -         -   -11,633            -   -11,633
Costs of purchase of shares                          -         -            -         -         -      -106            -      -106
Foreign currency translations                        -         -            -    -1,482         -         -       48,827    47,345
Goodwill                                             -         -            -         -         -    -5,088            -    -5,088
Other                                                -         -            -      -103         -         -            -      -103
                                                ------   ----------   -------    ------   -------   -------     --------   -------
Balance November 30, 1999                       10,000    42,227 (a)  502,695    27,597     1,734   266,052      -32,400   817,905


     The revaluation account and the legal reserve are established according to Dutch Company Law and are generally unavailable for distribution.
     (a) Amounts relate to stock dividend which are estimated. (Estimation in 1997: Euro 8,849, 1998: Euro 14,430 and in 1999: Euro 17,511)
     (b) Dividends per ordinary shares have been Euro 0.42, Euro 0.50 and Euro 0,50 (round off) for respectively 1997, 1998 and 1999. The dividend of cumulative financing preference shares is included in 1997, 1998 and 1999.

                                             1997                          1998                        1999
                                             ----                          ----                        ----
                                   Financing                     Financing                    Financing
                                  Preference      Ordinary      Preference      Ordinary     Preference      Ordinary
Number of shares                      shares        shares          shares        shares         shares        shares
----------------                  ----------    ----------      ----------    ----------     ----------    ----------
Balance at beginning of period    20,000,000    79,363,780      20,000,000    80,686,176     20,000,000    83,173,250

Conversion of convertible loans            -       837,276               -     1,322,959              -       195,288
Share issue                                              -               -       621,916              -             -
Stock dividend                             -       485,120               -       542,199              -     1,081,616
---------------------------------------------------------------------------------------------------------------------
Balance at end of period          20,000,000    80,686,176      20,000,000    83,173,250     20,000,000    84,450,154
                                  ==========    ==========      ==========    ==========     ==========    ==========

     Convertible loans consist of convertible guilder debenture bonds (see note
     10) and a convertible guilder debenture bond to Company personnel (see note
     11).

     Repurchased number of ordinary shares         1998        1999
     -------------------------------------        ------      ------

     Balance beginning of the year                      -     449,840
     Repurchased                                  449,840     700,000
                                                  -------   ---------
     Balance end of the year                      449,840   1,149,840
                                                  =======   =========

     The repurchased ordinary shares are relating to the Stock Option Plan.


     Certain information regarding the various classes of shares at November 30, 1999 is as follows:

                                                              Nominal value      Voting rights per
                                      Authorized shares     per share in Euro         share
                                      -----------------     -----------------    -----------------
     Priority shares                                 30                    50                  100
     Ordinary shares                        145,000,000                  0,50                    1
     Financing preference shares             30,000,000                  0,50                    1
     Protective preference shares               175,000                   500                1,000

     Priority shares

     All priority shares are issued and outstanding. They are held by Foundation Fort Ginkel, Venlo, the Netherlands, the directors of which are: H.B. van Liemt (Chairman), R.L. van Iperen and M. Ververs.

     The Articles of Association grant certain rights to the holders of priority shares, including the following:

     - the determination of the number of members of the Supervisory and Executive Boards;
     - the preparation of a binding nomination list for shareholders for the appointment of Supervisory and Executive Directors;
     - the alteration of the Articles of Association is possible only if proposed by such shareholders; and
     -    approval is required for the issue of shares not yet issued.

     In any one year not more than Euro 60 in dividends may be distributed on all the priority shares together.

     Financing Preference Shares

     All Financing Preference Shares are held by the Foundation "Stichting Administratiekantoor Preferente Aandelen Oce" in return for the issue to a number of institutional investors of registered depositary receipts with limited cancellability. The directors of this Foundation are H. de Ruiter (Chairman), S. Bergsma, J.M. Boll, L. Traas and D.M.N. van Wensveen.

     Protective Preference Shares

     Since 1979 the Company has been subject to an irrevocable obligation to issue to the Lodewijk Foundation, headquartered in Venlo, protective preference shares upon the request of said Foundation. This obligation currently relates to a number of protective preference shares having a number of votes almost equal to the total number of votes of the ordinary shares and financing preference shares of the Company outstanding at the time of such request. The Directors of the Lodewijk Foundation are:

     O. Hattink (Chairman), J.J.C. Alberdingk Thijm, J.M.M. Maeijer, Th. Quene, H.B. van Liemt, and R.L. van Iperen.

13.  Commitments and contingent liabilities

     The Company is contingently liable for the following items:


                                                               November 30,
                                                               ------------
                                                              1998      1999
                                                              ----      ----
                                                               (in millions)

                                                              Euro      Euro

     Government development credits and related
      surcharges depending on the commercial success
      of related development projects for which
      these credits have been granted                         57.9      48.2
     Guarantee commitments                                     3.8       2.6
     Recourse liabilities in respect of bills discounted       0.7       0.7
     Collateral security for liabilities                       0.5       0.4


     In the ordinary course of business, the Company has incurred commitments pursuant to terms of leases and other contracts such as those for capital expenditures.

     Repurchase commitments of Euro 8.8 million (1998: Euro 8.3 million) exist on the lease contracts with third parties. As a result of these commitments the machines have to be sold again upon their return. The estimated market value is higher than the repurchase commitment.

14.  Capital leases


     The Company has included the following assets in property, plant and equipment financed by capitalized leases:

                                                            November 30,
                                                            ------------
                                                       1998              1999
                                                       ----              ----
                                                           (in thousands)
                                                       Euro              Euro

     Buildings and improvements                      15,469            15,454
     Equipment and vehicles                           6,350             7,390
                                                     ------            ------
                                                     21,819            22,844
     Less accumulated depreciation                    8,697             9,961
                                                     ------            ------
     Total                                           13,122            12,883
                                                     ======            ======

     At November 30, 1999 minimum rental payments are as follows (in thousands):

        Years ending November 30,                           Euro
        -------------------------

        2000                                               2,473
        2001                                               2,130
        2002                                               1,771
        2003                                               1,449
        2004                                                 927
        Thereafter                                           102
                                                           -----
        Total minimum rental payments                      8,851
        Interest and executory costs                       1,458
                                                           -----
        Present value of future minimum rental payments    7,393
                                                           =====

15.  Operating leases

     The Company has future minimum rental commitments under operating leases of approximately Euro 181 million at November 30, 1999. Sublease rental income is insignificant. Future rental payments are as follows (in millions):

        Years ending November 30,                           Euro
        -------------------------
        2000                                                  59
        2001                                                  43
        2002                                                  30
        2003                                                  19
        2004                                                  14
        Thereafter                                            16
                                                             ---
        Total                                                181
                                                             ===

     Total rental expense was Euro 50 million, Euro 64 million and Euro 71 million for the years ended November 30, 1997, 1998 and 1999, respectively. Approximately 90% of the total in each year related to minimum rentals.

16.  Income taxes

     Income tax expense consists of the following:

                                                   Years ended November 30,
                                                   ------------------------
                                                    1997      1998    1999
                                                    ----      ----    ----
                                                         (in millions)

                                                    Euro      Euro    Euro

       Current                                      12.4      48.3    24.4
       Deferred                                     24.7       5.2    30.5
                                                    ----      ----    ----
       Total                                        37.1      53.5    54.9

     The income tax provisions as shown in the accompanying Consolidated Statements of Operations differ from the amounts computed by applying the Dutch federal statutory income tax rates to income before income taxes and minority interests.

     A reconciliation of the Dutch statutory income tax rate to the effective income tax rate is set forth below:

                                              Years ended November 30,
                                              ------------------------
                                                  1997         1998      1999
                                                  ----         ----      ----

                                                    %           %         %

       Dutch statutory tax rate                   35.0         35.0      35.0
       Non-deductible expenses                     1.1          1.6       1.5
       Tax credits                                -0.1         -1.2      -1.0
       Foreign taxes deviating from
       the Dutch tax rate                          3.2         -2.3      -1.4
       Utilization of carry forward losses        -3.9            -         -
       Other                                     -10.0         -4.1      -5.1
                                               -------      -------   -------
       Effective income tax rate                  25.3         29.0      29.0
                                               =======      =======   =======

     Deferred taxes were provided for the following:

                                                Years ended November 30,
                                                ------------------------
                                                 1997      1998      1999
                                                 ----      ----      ----

                                                      (in thousands)

                                                 Euro      Euro      Euro

     Accelerated depreciation                    -502     6,408     4,538
     Inventory obsolescence                    -6,388     2,394    -2,473
     Net R&D expenses                          -1,154    -4,592       -15
     Tax benefit of tax loss carry-forward     17,255    -4,630       -94
     Leasing                                    7,219    11,974       857
     Other                                      8.270    -6,367    27,669
                                              -------   -------   -------
                                               24,700     5,187    30,482
                                              =======   =======   =======

     The composition of deferred income taxes, as shown in the Consolidated Balance Sheet, is as follows:

                                                   1998       1999
                                                   ----       ----
                                                    (in millions)

                                                   Euro       Euro

     Leasing                                      122.8      135.1
     R&D expenses                                 -41.4      -13.6
     Other fixed assets                           -15.8       -3.4
     Current assets                               -45.8      -54.6
     Other long term liabilities                    0.2      -12.5
     Current liabilities                          -10.0      -19.3
                                                  -----      -----
                                                   10.0       31.7
                                                  =====      =====


     At November 30, 1999 no provision was made for withholding taxes on dividends of approximately Euro 0.7 million relating to undistributed earnings of certain subsidiaries which management intends to reinvest indefinitely.

17.  Financial expense (net)

     Financial expense consists of:

                                                     Years ended November 30,
                                                     ------------------------
                                                    1997       1998       1999
                                                    ----       ----       ----
                                                          (in thousands)
                                                    Euro       Euro       Euro

     Interest and similar income items            -4,011     -4,570     -5,016
     Interest charges and similar expenses        56,162     64,229     63,007
     Other financial expenses                      1,121      1,359        998
                                                 -------    -------   --------
     Financial expense (net)                      53,272     61,018     58,989
                                                 =======    =======   ========

     Amounts of interest capitalized in each year were immaterial.


18.  Foreign exchange results

     Foreign currency results are included in cost of goods sold for an amount of Euro 25.7 million (loss) and Euro 10.6 million (loss) for 1998 and 1999 respectively.


19.  Minimum future rental copying income

     Copiers are rented generally for periods of one to three years. The rental contracts vary as to terms, but in general contain a provision for fixed monthly rentals with additional rentals contingent, approximately 40%, on the number of copies made.

     At November 30, 1999, minimum future rentals totaled approximately Euro 508 million to be received as follows (in millions):

        Years ending November 30,               Euro
        -------------------------

        2000                                     159
        2001                                     128
        2002                                      84
        2003                                      74
        2004                                      40
        Thereafter                                23
                                                 ---
        Total                                    508
                                                 ===


     The amount above the contractual minimum receivables included in the Consolidated Statements of Operations were approximately Euro 107 million, Euro 90 million and Euro 100 million for 1997, 1998 and 1999, respectively.

20.  Financial instruments

     It is the Company's policy that interest rate swaps and caps are counted as hedges when the transaction reduces interest rate risk. The terms of the remaining weighted average maturity are correlated to the remaining terms of the lease portfolio and the related borrowings.

     The Company enters into interest rate swap contracts to manage interest costs, interest income (of the lease portfolio) and the risk associated with changing interest rates. At November 30, 1999 the following contract which effectively converted its fixed Dutch rate guilder debt (see Note 11) into variable rate debt was in effect:


                                                  Remaining
                          Variable rate    weighted average
     Fixed rate receipts        payment   maturity in years      Notional amount
     -------------------  -------------   -----------------  -------------------
            6.4%                4.0%                5.6      Euro    514 million


     Also contracts which convert floating rate debt (see also Note 8 and 11) into fixed rate debt were in effect:


         Weighted average                     Remaining
       fixed rate payments    average maturity in years                               Notional amount
       -------------------    -------------------------         -------------------------------------
               6.01%                     2.9                    Australian Dollars       45.0 million
               7.02%                     0.3                    German Marks              100 million
               6.97%                     0.6                    French Francs             150 million
               6.76%                     1.0                    Pound Sterling           91.2 million
               6.81%                     0.7                    Belgian Francs            750 million
               6.39%                     1.5                    U.S. Dollars              345 million
               6.76%                     0.7                    Danish Crowns            41.9 million
               5.79%                     0.9                    Italian Lires          18.800 million
               5.76%                     1.6                    Guilders                  250 million
               10.50%                    1.3                    Hong Kong Dollars          24 million
               6.03%                     0.0                    Spanish Pesetas           900 million
               5.59%                     0.6                    Swedish Crowns          118.5 million
               2.49%                     1.4                    Swiss Francs             36.3 million
               3.93%                     1.8                    Euro                    199.5 million

     At November 30, 1999 an interest swaption contract has been entered for Euro 4.5 million.

     The aggregated estimated fair value of above swap contracts was approximately Euro 15.5 million based on the interest rates at November 30, 1999.

     The differential to be paid or received is accrued as interest rates change and is recognized over the life of the agreements as an adjustment to interest expense.

     The Company enters into foreign currency exchange contracts to manage the currency risks associated with transactions denominated in certain foreign currencies. At November 30, 1999 the Company has entered forward exchange contracts mainly in currencies which are volatile to the Euro including the U.S. Dollar, Pound Sterling etc.

     Per november 30, 1999 the countervalue in Euro of these contracts in foreign currencies amounted to Euro 548 million. The aggregated market value of the above foreign currency positions would give an outcome of Euro 22 million higher than the contracted value at November 30, 1999.

     The interest rate swap agreements and the foreign exchange contracts have been entered into with major financial institutions which are expected to fully perform under the terms of the agreements.

     The Company's accounts receivable result from its trade and lease operations and reflect a broad customer base nationally as well as internationally. The Company routinely assesses the financial strength of its customers. As a consequence, concentrations of credit risk are limited.

     The Company's cash equivalents are in high quality securities placed with major international banks and financial institutions. This policy limits the exposure to credit risk.

     The only balance sheet item of which the fair value deviates from the carrying value is the 'Long term debt'. The fair value of the long term debt is approximately Euro 96,6 million lower than the carrying value based on similar terms and remaining maturities.


21.  Acquisitions

     In May 1999 Oce acquired a majority shareholding (85%) in the Japanese business Nippon Steel Calcomp Corporation, which now operates under the name Oce Japan Corporation.

     Since 1998 Oce has held a participation in the software development business Siemens Software Namur, Belgium. In October 1999 Oce increased its stake to 70%. In the purchase agreement is stated that we will increase our shareholding to 100% in 2000.

     The business, now called Oce Software Laboratories Namur, also develops special application software for Oce customers.

22.  Generally accepted accounting principles in the United States of America

     A reconciliation of amounts shown in the accompanying Consolidated Statements of Operations to approximate amounts determined in accordance with US GAAP follows:

                                                                                     Years ended November 30,
                                                                                     ------------------------
                                                                         1997           1998           1999           1999
                                                                         ----           ----           ----           ----
                                                                        (in thousands, except shares and per share amount)

                                                                         Euro           Euro           Euro            US$
     Net income as shown in the accompanying
     Consolidated Statements of Operations                            107,410        129,049         76,675         77,265

     Items having the effect of increasing
     (decreasing) reported net income:
     Depreciation                                                       1,338            836            668            673
     Business combinations                                            -18,974        -20,202        -13,486        -13,590
     Reorganization                                                    -5,445         -7,261         28,686         28,907
     Self insurance                                                         -              -           -908           -915
     Deferred income taxes                                              6,546          7,215        -11,876        -11,968
     Use of tax-deductible goodwill                                         -         -7,850         -4,084         -4,116
                                                                   ----------     ----------     ----------     ----------
     Approximate net income according to US GAAP                       90,875        101,787         75,673         76,256
                                                                   ==========     ==========     ==========     ==========

     Earnings per ordinary share:
     Basic                                                         Euro  1.09     Euro  1.20     Euro  0.87      US$  0.87
     Diluted                                                       Euro  1.06     Euro  1.17     Euro  0.86      US$  0.87

     Weighted average number of ordinary
     shares outstanding:
     Basic                                                         79,913,360     81,954,636     83,190,993     83,190,993
     Diluted                                                       82,910,312     84,083,241     84,473,467     84,473,467

                                                                         Statement of Comprehensive income
                                                                         ---------------------------------
                                                                 1997           1998           1999           1999
                                                                 ----           ----           ----           ----
                                                                                   (in thousands)
                                                                 Euro           Euro           Euro            US$
     Net income                                                90,875        101,787         75,673         76,256
     Foreign currency translation adjustment                   34,448        -20,390         48,827         49,203
                                                              -------        -------        -------        -------
     Comprehensive income                                     125,323         81,397        124,500        125,459
                                                              =======        =======        =======        =======

     A reconciliation of the shareholders' equity as shown in the accompanying Consolidated Balance Sheets to approximate amounts determined in accordance with US GAAP follows:

                                                                  Years ended November 30,
                                                                  ------------------------
                                                                       1998       1999
                                                                       ----       ----
                                                                       (in thousands)

                                                                       Euro       Euro
     Shareholders' equity as shown in the
       accompanying Consolidated Balance Sheets                     725,889    817,905
     Items having the effect of increasing
       (decreasing) reported shareholders' equity:
       Business combinations                                        347,931    237,483
       Reorganization provisions                                     30,684     55,318
       Self-insurance franchise                                       3,630      1,815
       Revaluation of property, plant and equipment                  -8,222     -8,390
          (net of depreciation)
       Final dividend                                                18,025     15,195
       Accrued liabilities                                            4,084      4,992
       Deferred income taxes on above adjustments                  -116,576     30,610
                                                                  ---------  ---------
     Shareholders' equity according to US GAAP                    1,005,445  1,154,928
                                                                  =========  =========

     If the above adjustments were reflected in the Consolidated Balance Sheets, the amounts of the following accounts would be:

                                                                Years ended November 30,
                                                                ------------------------
                                                                   1998            1999
                                                                   ----            ----
                                                                      (in thousands)

                                                                   Euro            Euro
     Intangible assets -    Gross                               410,302         313,373
                            Amortization                        -62,371         -75,890
     Property, plant and equipment
       (net of depreciation)                                    437,549         441,417
     Long term liabilities: Deferred income taxes               126,595           1,119
                            Self insurance franchise                  -               -
                            Reorganization provision              9,890           5,310
                            Other                                13,335         186,196
     Current liabilities
                            Dividend                                  -               -
     Accrued liabilities    Other                                90,097         119,967

     Business combinations - Under Dutch GAAP goodwill has been charged, net of tax, directly to shareholders' equity, whereas US GAAP requires that it be capitalized and amortized over its useful life but not in excess of forty years.

     Reorganization provision - Under Dutch GAAP costs to be incurred in restructuring the business are accrued and included under exceptional items (for 1999). There are no specific requirements as to the nature of items. Under US GAAP these costs would have been recorded in income from operations. Furtheron the criteria set for the creation of such a provision are more strict under US GAAP.

     Self insurance franchise - As described in Note 1 to Consolidated Financial Statements the Company provides for uninsured potential future losses that have not yet occurred. Under US GAAP such losses are not accrued until they are incurred.

     Revaluation of property, plant and equipment - As described in Note 1 to Consolidated Financial Statements, the Company values its fixed assets on the lower of replacement value or the value to the business. US GAAP mandates valuation at cost and accordingly the carrying value of such assets and related depreciation has been eliminated. Consequently, on disposal of a subsidiary an additional gain arises. Furthermore, under US GAAP as part of gain or loss on a complete or substantially complete liquidation of an investment the cumulative translation adjustment on such investment is released to the Statement of Operations.

     Earnings per ordinary share - The calculation of basic and diluted earnings per ordinary share is based on FASB Statement No. 128.

     Interest from capital leases - As explained in Note 1 to Consolidated Financial Statements interest from capital leases has been recognized as a component of total revenues. Under US GAAP such revenue should be reported as a component of financial income and expense below operating income.

     Dividends not declared - Under Dutch GAAP final dividend is reported under "Current liabilities" exclusive the estimated optional stock dividend. Under US GAAP this dividend is included under "Shareholder's equity" until formal declaration.

     Use of tax-deductible goodwill - In a previous acquisition a provision was made for the capitalized claims in respect of deferred taxation. Under US GAAP these claims have to be netted against the goodwill upon realization.

     Risk and uncertainties - The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements in order to conform with generally accepted accounting principles. Changes in such estimates and assumptions may affect amounts reported in future periods.

23.  Earnings per share calculations


                                                                                       Years ended November 30,
                                                                                       ------------------------
     Basic earnings per share computation                                    1997                1998                1999
                                                                             ----                ----                ----
     Weighted average number of shares outstanding (a.)                    79,913,360          81,954,636          83,190,993

     Net income (US GAAP) available to shareholders                            90,875             101,787              75,673

     Less:  Dividend financing preference shares                               -3,551              -3,551              -3,551
                                                                           ----------          ----------          ----------
     Net income (US GAAP) available to holders of
     ordinary shares in thousands of Euro (b.)                                 87,324              98,236              72,122

     The basic earnings per share are calculated as the net income (US GAAP) available to holders of ordinary shares (b.) times thousand dividend by the weighted average number of shares outstanding (a.).

     Diluted earnings per share computation
     Weighted average number of shares outstanding                         79,913,360          81,954,636          83,190,993

     Plus:  - shares applicable to convertible debt                         2,878,520           1,878,536           1,282,474
            - options                                                         118,432             250,069                   -
                                                                           ----------          ----------          ----------
     Adjusted weighted average number of shares (c.)                       82,910,312          84,083,241          84,473,467
                                                                           ----------          ----------          ----------

     Net income (US GAAP) available to holders of
     ordinary shares in thousands of Euro                                      87,324              98,236              72,122

     Plus:  Interest on assumed conversion of
            convertible debt (net of tax)                                         893                 513                 521
                                                                           ----------          ----------          ----------
     Net income available to holders of ordinary
     shares inclusive effect of assumed conversion
     in thousands of Euro (d.)                                                 88,217              98,749              72,643
                                                                           ==========          ==========          ==========

     The diluted earnings per share are calculated as the net income available to holders of ordinary shares inclusive effect of assumed conversion times thousand dividend by the adjusted weighted average number of shares (c.).

24.  Subsequent events

     - Per April 1, 2000 Oce acquired the German company Computer Gesellschaft Konstanz (CGK). With annual sales of DEM 75 million and 300 employees this company is active worldwide in the area of digital character and document recognition and high speed image scanners and is largely important for the further expansion of document management systems.

                                                                     SCHEDULE II


                             OCE AND SUBSIDIARIES

                    VALUATION AND QUALIFYING ACCOUNTS AS OF
                       NOVEMBER 30, 1997, 1998 AND 1999


                                      Balance at          Additions                                                 Balance at
                                       beginning         charged to                                                     end of
                                       of period             income          Acquisition         Deductions             period
                                      ----------         ----------          -----------         ----------         ----------

                                                                            (In thousands)
                                         Euro                Euro                Euro                 Euro                Euro
1997
----
Allowance for doubtful accounts:
Accounts receivable                     33,345              11,935               1,013               11,784              34,509

1998
----
Allowance for doubtful accounts:
Accounts receivable                     34,509              14,550                   -               10,546              38,513

1999
----
Allowance for doubtful accounts:
Accounts receivable                     38,513              20,380                 171               13,256              45,808

                                  SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be filed on its behalf by the undersigned, thereunto duly authorized.


                                   OCE N.V.



DATE: May 18, 2000                 BY: /s/ R.L. van Iperen
                                       Chairman of the Board
                                       of Executive Directors

Exhibit Index

Exhibit Number      Description                        Prior Filing or Sequential
                                                       page number

---------------------------------------------------------------------------------
     1.01.          Changes in Subsidiaries of         Filed as part of this annual
                    Oce N.V.                           report.

     1.02.          Excerpts from Oce Annual Report    Filed as part of this annual
                    1999 with certain modifications    report, pages 13-46, 83-85 and
                    (English translation)              90-91, which are incorporated
                                                       herein by reference.