Form 20-F
period 2000-11-30
OCE N V
filed 2001-05-30
CIK 753058

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

                  For the fiscal year ended November 30, 2000

                        Commission file number 0-13742


                                    OCE N.V.

            (Exact name of registrant as specified in its charter)

                                The Netherlands
                (Jurisdiction of Incorporation or Organization)

                 Urbanusweg 43, 5914 CA VENLO, The Netherlands
                   (Address of Principal Executive Offices)

       Securities registered pursuant to Section 12(b) of the Act: None

          Securities registered pursuant to Section 12(g) of the Act:

                               Ordinary Shares,
                   nominal or par value 0.50 Euro per share

          Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for at least the past 90 days. Yes [X] No ___.

          Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 [X] Item 18

          Copies of notices and communications from the Securities and Exchange Commission should be sent to:

               Daniel I. Booker                   J.M.M. van der Velden
               Reed Smith LLP                     Secretary of the Company
               P.O. Box 2009                      Oce N.V.
               Pittsburgh, PA 15230               P.O. Box 101
                                                  5900 MA  VENLO
                                                  The Netherlands

================================================================================

                               TABLE OF CONTENTS

Item           Description                                                                 Page
----           -----------                                                                 ----
               Part I
1              Identity of Directors, Senior Management and Advisers                          3
2              Offer Statistics and Expected Timetable                                        3
3              Key Information                                                                4
4              Information on the Company                                                     9
5              Operating and Financial Review and Prospects                                  21
6              Directors, Senior Management and Employees                                    26
7              Major Shareholders and Related Party Transactions                             36
8              Financial Information                                                         37
9              The Offer and Listing                                                         38
10             Additional Information                                                        39
11             Quantitative and Qualitative Disclosures about Market Risk                    43
12             Description of Securities Other than Equity Securities                        44

               Part II
13             Defaults, Dividend Arrearages and Delinquencies                               45
14             Material Modifications to the Rights of Security Holders and Use of Proceeds  45
15             Reserved                                                                      45
16             Reserved                                                                      45

               Part III
17             Financial Statements                                                          46
18             Financial Statements                                                          46
19             Exhibits                                                                      46


               Table of Contents to Consolidated Financial Statements                       F-1

               Signatures
               Exhibit Index

PART I

Item 1        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

              Not applicable.


Item 2        OFFER STATISTICS AND EXPECTED TIMETABLE

              Not applicable.

Item 3        KEY INFORMATION

Selected financial data

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

Amounts set forth in this report are expressed either in Euros ("Euro") or in United States dollars ("dollars" or "$"). Amounts for periods or portions of periods prior to January 1, 1999 have been restated from the Dutch guilder into Euros, based on the official fixed rate of 2.20371 guilders to 1 Euro. Unless otherwise indicated, the dollar figures included in this report for 2000 were converted into dollars from Euros at an exchange rate of $ 0.8694 to 1 Euro, which was the Noon Buying Rate on November 30, 2000 (the last business day of the Company's 2000 fiscal year). The "Noon Buying Rate" for a given date is the noon buying rate for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on the applicable date.

The following table sets forth for the fiscal portions indicated the high, low, average and period-ending exchange rates for one Euro expressed in dollars based on the Noon Buying Rate on the dates and for the periods indicated.

Years ended                           High                  Low            Average*           Period-End
November 30,
--------------------------------------------------------------------------------------------------------
1996                                  1.27                 1.38                1.31                 1.27
1997                                  1.04                 1.27                1.14                 1.11
1998                                  1.05                 1.22                1.11                 1.15
1999                                  1.01                 1.19                1.08                 1.01
2000                                  0.83                 1.03                0.93                 0.87

Months ended:
2000     June                         0.93                 0.96                0.95                 0.95
         July                         0.92                 0.95                0.94                 0.93
         August                       0.90                 0.92                0.90                 0.89
         September                    0.85                 0.90                0.87                 0.88
         October                      0.83                 0.88                0.85                 0.85
         November                     0.84                 0.87                0.86                 0.87
2001     December                     0.88                 0.93                0.90                 0.94
         January                      0.92                 0.95                0.94                 0.93
         February                     0.91                 0.93                0.92                 0.92
         March                        0.88                 0.93                0.91                 0.88

*  The average of the exchange rates on the last day of each calendar month.

The following table sets forth certain selected consolidated financial information of Oce N.V. and has been derived from Oce's audited financial statements. This financial information should be read in conjunction with, and is qualified by reference to, "Operating and financial review and prospects" and the Consolidated Financial Statements and the Notes thereto included elsewhere in this Form 20-F.

                                                             (in millions, except per share amounts)
                                                                Years ended November 30,
                                             --------------------------------------------------------------------
CONSOLIDATED STATEMENT                       1996         1997        1998        1999        2000      2000
OF OPERATING DATA:                                                    (c)         (c)         (c)       (c)
                                             --------------------------------------------------------------------
Amounts in accordance with                     Euro        Euro        Euro        Euro        Euro         $
Dutch GAAP (a)
Revenues                                      1,894       2,468       2,753       2,838       3,224     2,803
Operating income                                145         200         245        248*         282       245
Income before income taxes,
     equity in income of unconsolidated
       companies and minority interest           98         147         184         189         222       193
Extraordinary item (net of tax)                   -           -           -         -55           -         -
Net income                                       77         107         129          77         152       132
Basic earnings per Ordinary
       Share (b)                               1.03        1.30        1.53       1.54*        1.76      1.53
Dividends per Ordinary
       Share (b) (e)                           0.34        0.42        0.50        0.50        0.58      0.50
Amounts in accordance with
U.S. GAAP (a)
Net income, restated     (d)                     72          95         110          74         109        95
Earnings per Ordinary Share
       Basic, restated     (b)                 0.96        1.14        1.24        0.86        1.25      1.08
       Diluted, restated                       0.89        1.11        1.27        0.85        1.23      1.07

CONSOLIDATED BALANCE SHEET
DATA:

Amounts in accordance with
Dutch GAAP (a)
Total assets                                  2,096       2,480       2,620       2,916       3,155     2,743
Long term debt                                  546         749         859         884         854       742
Shareholders' equity                            606         699         726         818         989       860
Amounts in accordance with
U.S. GAAP (a)
Total assets                                  2,435       2,832       2,962       3,146       3,370     2,930
Long term debt                                  546         749         859         884         854       742
Shareholders' equity, restated                  882       1,008       1,028       1,163       1,325     1,151

(a) The Selected Financial Data of the Company included in this report were prepared in accordance with Dutch GAAP, which differs in certain respects from U.S. GAAP. Reconciliations to U.S. GAAP are set forth in Note 23 of Notes to Consolidated Financial Statements. As explained in Note 23 to the Consolidated Financial Statements as of and for the year ended November 30, 2000, the previously reported US GAAP reconciliations for the years ended November 30, 1999 and 1998 have been restated to reflect the calculation of pension obligations under US GAAP. Basic and diluted earnings per Ordinary Share have also been restated reflecting the change in net income.
(b) Based on the weighted average number of Ordinary Shares outstanding during each period (one ADS represents one Ordinary Share).
(c) The comparability of the Selected Financial Data is affected by the acquisitions of Siemens-Nixdorf Printing Systems A.G., effective April 1, 1996, Abso Blue Prints Limited (now called Oce-Canada Inc.) at the beginning of December 1996, Messerli A.G. (presently Oce Schweiz A.G.) effective January 1, 1997, Archer Management Services Inc. in December 1997, Oce Japan Corporation in May 1999 and CGK Computer Gesellschaft Konstanz G.m.b.H. (now called Oce Document Technologies G.m.b.H.) effective April 1, 2000.
     See Item 5 "Operating and financial review and prospects".
(d)  See Note 23 of Notes to Consolidated Financial Statements.
(e)  Based on amount of cash dividend.

* The amount stated is before extraordinary items. After the extraordinary item, the basic earnings per Ordinary Share amounts for 1999 to Euro 0.88 and $ 0.77.

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

Years ended
November 30,              Euro per Ordinary Share                               Translated into $ per ADS
------------              -----------------------                               -------------------------

                          Interim         Final        Total                Interim         Final         Total
                          -------         -----        -----                -------         -----         -----
1996                         0.10          0.24         0.34                   0.14          0.26          0.40
1997                         0.15          0.27         0.42                   0.17          0.30          0.47
1998                         0.15          0.35         0.50                   0.17          0.41          0.58
1999                         0.15          0.35         0.50                   0.15          0.35          0.50
2000                         0.15          0.43         0.58                   0.13          0.37          0.50

Risk factors

Forward Looking Statements under the Private Securities Litigation Reform Act of 1995.

This document contains certain forward-looking statements with respect to the financial condition, results of the Company's operations and business and certain of its plans and objectives. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. All forward looking statements made by the Company in this Form 20-F or in its Annual Report 2000 are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Oce operates in a dynamic and rapidly changing environment that involves numerous risks and uncertainties, many of which are beyond Oce's control. If any of the following risks actually occur, the Company's business, financial condition or results of operations could be materially adversely affected, and the trading price of the Company's Ordinary Shares or ADSs could decline.

Economic and Business Conditions

Oce's profitability may be significantly adversely affected by a prolonged economic slow down and decreased spending in North America or Western Europe because a substantial portion of Oce's revenues originate from sales in these markets.

Competition

Oce's operates in an environment of significant competition, driven by rapid technological advances and the demands of customers to become more efficient. There are a number of companies worldwide with significant financial resources which compete with Oce to provide document processing products and services in each of the markets served by Oce, some of which operate on a global basis. Oce's success in its future performance is largely dependent upon its ability to compete successfully in its currently-served markets and to expand into additional market segments.

Developments in Technology

Because of the fast moving developments in technology and in the markets in which Oce operates, the Company has always placed great emphasis on managing the residual value risks of the Oce machines. To the extent that residual value risks exist, they are mainly restricted to the lease/rental portfolio in the office market. Although Oce has lowered this risk by applying a clear and standard depreciation for all of the machines in the office market, there is a continuing risk that as technology changes, Oce may hold a larger than expected number of machines that can not be placed with customers.

Pricing

Oce's ability to succeed is dependent upon its ability to obtain adequate pricing for its products and services. Depending on competitive market factors, the prices that Oce may be able to obtain in the future for its products and services may vary from historical levels. In addition, pricing actions to offset currency devaluations may not prove sufficient to offset further devaluations or may not hold in the face of customer resistance and/or competition.

Financing Business

Oce holds a significant amount of receivables from the financing of its customers' purchases of Oce's equipment. These financial lease contracts are mainly financed by interest bearing capital whose interest rates are generally in line with the duration of the customer contracts. Oce's ability to provide such financing at competitive rates and realize profitable spreads is highly dependent upon its own costs of borrowing which, in turn, depend on its credit ratings.

Productivity

Oce's ability to sustain efficient and cost effective operations and improve its profit margins is largely dependent on its ability to maintain an efficient, cost-effective operation. Productivity improvements through process reengineering, design efficiency and supplier cost improvements are required to offset labor cost inflation and potential changes in costs and competitive price pressures.

International Operations

Oce derives its revenue from a number of different geographic areas. Oce's future revenue and financial results could be affected by a number of factors, including changes in foreign currency exchange rates, risks associated with the movement of funds, labor disputes, changes in economic conditions from country to country, changes in a country's political conditions, trade protection measures, licensing requirements and local tax issues.

New Products/Research and Development

The process of developing new high technology products and solutions is inherently complex and uncertain. It requires accurate anticipation of customers, changing needs and emerging technological trends. Oce must make long-term investments and commit significant resources before knowing whether these investments will eventually result in products that achieve customer acceptance and generate the revenues required to provide anticipated returns from these investments.

Revenue Growth

Oce's ability to attain a consistent trend of revenue growth over the intermediate to longer term is largely dependent upon the development and introduction of new products and the provision of new services that satisfy increasingly sophisticated customer requirements, that keep pace with technological developments and that are accepted in the market. There can be no assurance that the Company will be successful in anticipating and developing product enhancements or new solutions and services to adequately address changing technologies and customer requirements. Any such enhancements, solutions or services may not be successful in the marketplace or may not generate increased revenue. The Company may fail to anticipate and develop technological improvements, to adapt its products to technological change emerging industry standards and changing customer requirements or to produce high quality products, enhancements and releases in a timely and cost-effective manner in order to compete with applications offered by its competitors.

In addition to the other risks listed above, other risk factors which could cause actual results and developments to differ materially from those expressed or implied include, but are not limited to, the availability and cost of raw materials; the ability to attract and retain energized employees at reasonable costs; changes to tax rates; and the ability to enter into, and resulting success of, future business combinations, acquisitions and dispositions.

Item 4    INFORMATION ON THE COMPANY

Oce N.V. was organized as a stock corporation under the laws of the Netherlands ("The Netherlands") in 1953, incorporating a business originally founded in 1877. The Company's executive offices are located at St. Urbanusweg 43, 5914 CA Venlo, The Netherlands, and the Company's telephone and fax numbers are 31-77-3592222 and 31-77-3544700, respectively. Information about Oce, including the Annual Report 2000, is also available through the internet at http://www.oce.com. Except where otherwise indicated, as used herein, the terms
------------------
"the Company" and "Oce" refer to Oce N.V. and its consolidated subsidiaries, and references to a particular year (e.g. 2000) are to the fiscal year ending November 30 (e.g. November 30, 2000).

Oce N.V. designs, manufactures, markets and services copying equipment, printers and plotter systems and related supplies for the engineering systems, office systems and printing systems markets. Oce has a strong position in the copying and printing business, marketing its products on a world-wide basis to customers in approximately 80 countries.

Oce markets more than 90% of its copiers, printers, and related supplies through its own sales force. With respect to the remaining products, Oce markets plotter systems primarily through value added resellers and dealers, and Oce markets some of its high volume and very high volume copiers and printers through distributors, primarily in the United States. The Company employs approximately 4,800 employees in marketing and sales.

The Company has offices in more than 30 countries and employs more than 22,000 people. The Company makes most of its products internally. The Company assembles its copying machines and printers near the Company's headquarters in Venlo, The Netherlands, in Guerande, France and in Poing, Germany, and plotter systems in Guerande, France. Oce produces its copying supplies in Venlo and in the United States of America in Guilford, Connecticut, Fiskeville, Rhode Island and Charleston, Illinois.

Annual Report 2000

Excerpts of Oce's Annual Report 2000 have been translated into English and are attached as Exhibit 10 and incorporated into this report by reference, which describe the Company and its business in further detail. In the event that any information contained in Exhibit 10 conflicts with this report, the information contained in this report shall prevail.

Primary Currencies

As an international company, several foreign currencies are important to the business of the Company. The following is a list with respect to such currencies of (1) the average exchange rates (expressed in Euros for each currency) during the applicable year and (2) the exchange rates (expressed in Euros for each currency) as of November 30 of 2000, 1999, 1998, 1997 and 1996:

   Applicable Currency           Average Rate During the Fiscal Year                  Rate as of November 30,
   -------------------           -----------------------------------                  -----------------------

                            2000       1999      1998      1997       1996      2000     1999     1998      1997      1996
                          ------     ------    ------    ------    -------  --------   ------   ------    ------    ------
Pound sterling              0.61       0.66      0.67      0.69       0.84      0.61     0.63     0.70      0.66      0.76
United States dollar        0.93       1.08      1.11      1.14       1.31      0.86     1.00     1.15      1.11      1.28
Australian dollar           1.58       1.67      1.75      1.51       1.68      1.65     1.59     1.82      1.62      1.59
Japanese Yen (10,000)      99.18     123.53    145.33    137.14     141.64     95.92   102.40   141.26    141.40    145.70

See Item 11, "Quantitative and Quantitative Disclosure about Market Risk", for a further discussion of the impact of foreign currency fluctuations and hedging on foreign exchange rates.

Geographic Markets

Although the Company's business activities are world-wide, its primary business is based in the European Union (the "EU"), the other European countries, the United States of America, Asia and Australia. The following table sets forth the geographic distribution of the Company's revenues.

                                                          Years ended November 30,
                                                          ------------------------
                                     1996        1997          1998           1999          2000        2000
                                     ----        ----          ----           ----          ----        ----
                                                                (In millions)
                                     Euro        Euro          Euro           Euro          Euro          $
European Union                      1,164       1,377         1,405          1,440         1,506       1,310
Other Europe                           55         175           192            189           193         167
United States of America              581         781         1,035          1,062         1,287       1,119
Other World                            94         135           121            147           238         207
                                    -----       -----         -----          -----         -----       -----
                                    1,894       2,468         2,753          2,838         3,224       2,803
                                    =====       =====         =====          =====         =====       =====

The relative contribution to net income by the geographical areas designated "Other Europe" and "Other World" are lower than that of the "EU" and "United States of America".

Market Overview

Oce offers a broad range of products and services for the reproduction, presentation and distribution of documents to assist people and organizations to manage their document flows. Over the past few years, Oce's business has rapidly changed from products based on analog technology (producing a copy with the aid of a photo lens in a stand alone machine) to products based on digital technology (producing a copy or print by means of a laser or LED exposure in a machine which can be connected to a network) and from stand alone machines to networking systems.

In 2000, revenues from sales of digital machines and related software and services were 63% of the total machines and services revenues, an increase from 60% in 1999 and 57% in 1998 and the portion of total revenues attributable to digital sales was 54% in 2000, an increase from 51% in 1999 and 48% in 1998.

Strategic Business Units

The Company reorganized its internal structure in 1999 to better reflect its rapidly changing business. The new structure divides its business into three primary strategic business units. Each strategic business unit is further divided into two business groups that give marketing support to the strategic business unit to provide additional sales leads.

          .   Wide Format Printing Systems
              . Technical Documentation Systems
              . Display Graphics

          .   Document Printing Systems
              . Document Printing
              . Network Solutions Printing

          .   Production Printing Services
              . Electronic Production Printing
              . Printing and Publishing

In addition, the Company has two business segments that support each of the strategic business units, imaging supplies and facility services.

The following table shows the distribution of revenues for the past five fiscal years by strategic business unit:

                                                          Years ended November 30,

                                         1996        1997          1998           1999         2000        2000
                                         ----        ----          ----           ----         ----        ----
                                                                (In millions)
                                         Euro        Euro          Euro           Euro         Euro          $
Wide Format Printing Systems              620         730           772            782          901         783
Document Printing Systems                 942       1,154         1,367          1,399        1,551       1,349
Production Printing Systems               332         584           614            657          772         671
                                        -----       -----         -----          -----        -----       -----
Total revenues                          1,894       2,468         2,753          2,838        3,224       2,803
                                        =====       =====         =====          =====        =====       =====

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

Oce believes that the wide format printing systems market is growing at a rate of 2% to 4% a year. The Company's revenue for this unit in 2000 was Euro 901 million, an increase of 15% from Euro 782 million in 1999 and Euro 772 million in 1998.

Although this market was based initially on diazo technology and later on analog technology, the technology is rapidly changing to digital technology. The Company produces a full range of printing and copying machines for wide format printing systems using a variety of technology. The Company's wide format printers and copiers utilize diazo, analog and digital technology, print color as well as black and white, contain scanners and have a wide range of applications. Oce first introduced digital black and white printers and copiers in 1993 with the introduction of the Oce 9500. Since then, the Company has introduced the Oce 9800 for high volume applications, the Oce 9700 for high to mid volume applications, the Oce 9600 for mid volume applications and the Oce 9400 for low to mid volume applications. In addition, the Company introduced the Oce 9300 entry level LED printer in 1999. At the beginning of 2001, Oce launched the Oce TDS 800, a system designed for wide format printing by job printers and in-house production departments and the Oce TDS 400, a system designed for the decentralized workplace.

The digital technology employed in these machines was developed principally by Oce, and the Company believes that this range of digital machines gives it a complete and highly competitive range of digital black and white copiers, printers and scanners serving all volume segments. Each of these machines is fast and efficient with low running costs, and each of these machines has a versatile range of applications. Fitted with finishing equipment and software applications, each machine serves as a multi-functional production unit which scans, prints and copies and in many cases also plays a central role in document archiving. Because these machines are multifunctional, a customer can make the transition from hard copy drawing practice to today's digital needs with minimum effort and expense. In 2000 90% of the Company's placement value of copiers and printers in these markets was based on digital technology.

In the wide format market more than 74% of Oce's revenues in 2000 (excluding imaging supplies) originated from sales of digital machines, an increase from 71% in 1999 and 70% in 1998. If imaging supplies are included in these calculations, approximately 49% of the revenues from 2000, 46% in 1999 and 1998 originated from sales of digital machines.

The Company also offers several wide format color printers that are designed for computer-aided design ("CAD"), geographic information systems and display graphics applications. In this area, the Oce CS 5070/90 can be used to make occasional wide format color prints and the Oce 5120 can be used for full color productivity. In addition, in 1999 the Company introduced the Oce Color Copier Solutions software for wide format printing, copying and scanning in color. The Company intends to continue to develop color products for this market.

Although a range of quality hardware has traditionally been important to the Company's success, Oce believes that its success in the future will depend in part on its ability to provide a total solution for its customer's complex problems. To provide a total solution Oce believes that the role of software and information technology are equally as important as the role of hardware. The Company's software packages include Oce Repro Desk, Oce Repro Station, Oce View Station, Oce EngineeringExec and new releases and updates thereof. The Company offers application packages tailored to customers that use extensive production and business information systems together with job printers, and it provides consulting services through which it customizes its printing solutions and systems to meet the Company's customers' needs.

To further develop the Company's wide format products, and in particular, its software products and capabilities, in May 1999, Oce acquired 85% ownership interest in Nippon Steel Calcomp Corporation, a Japanese corporation, which now operates under the name "Oce Japan Corporation". Oce Japan Corporation engages a well-trained sales staff and has significant experience in converting software for use in Japan. Oce's entire digital (black and white) product line is being equipped with Japanese operating software for this market.

The Company designs and develops most of its hardware and software products internally, and it is continuing to devote substantial resources to the development of new technology and products. In particular, the Company is concentrating on developing products relating to display graphics applications for large format color prints, such as banners, posters and billboards. To achieve this goal, Oce has designated a group within the wide format printing systems unit to develop display graphics applications and has devoted considerable resources to this development. Although developments in this area are progressing gradually, the Company introduced two new printers, the Oce CS 5070 and the Oce CS 5090, and a scanner, the Oce CS 4050. In addition, the Company is in the process of developing its own inkjet technology, and it hopes to introduce CAD systems in the next few years. Although the display graphics market is highly competitive, the Company believes that by offering complete solutions, it will be able to develop a prominent position in this market.

    Document Printing Systems

The document printing systems unit serves general office environments, central reproduction departments, electronic data processing environments and print for pay customers. This market has been further divided into two areas: document printing and network printing solutions.

The Company believes that this market is growing at an overall rate of 3%, in volume, a year. Oce's total revenues in the document printing systems market, including service, supplies and facility services, were Euro 1,551 million in 2000, which was a 11% increase from Euro 1,399 million in 1999 and Euro 1,367 million in 1998. The Company believes that in 2000 its market share in this market increased generally. This growth is attributable in part to the high productivity and great versatility of the Company's digital printers and copiers.

The Company markets and sells a full range of copiers, printers and scanners to service the demanding requirements of offices and central reproduction departments ("CRDs"). The Company's hardware products for these markets range from low volume to very high volume products depending on its customers' needs, and the Company has developed a number of software products to manage the flow and output from its copiers and printers. To meet the high volume and demanding needs of CRDs, Oce has developed a range of copiers, the Oce 3165, the Oce 3100 and the Oce 2600, which produce quality copies in rapid turnaround times. The Company has also developed the Oce BB 2008 to provide professional finishing for documents. To meet the needs of the general office environment, the Company has developed a range of fast, efficient, easy to use, high quality copiers, including:

          . Oce 3023, Oce 3018, Oce 3045 and Oce 3055 for general office copying needs;
          . Oce 3122, Oce 3133 and Oce 3140 to print, copy, scan or fax in a general office environment;
          . Oce 3100 for high volume copying needs in a general office environment; and
          . Oce 3165 digital copier/printer to print directly from a network or to use as a stand alone machine.
          . Oce 3145 and Oce 3155, digital machines that gives the customer the choice of printing directly from a personal computer or for walk up applications, each at the speed of 45 and 52 pages per minute.

In 2001 Oce expects to introduce the Oce DPS 200 for the productive market segment, the Oce DPS 300 for the centralized work environment and the Oce DPS 400, a very high volume Print-on-Demand printer/copier for the centralized work environment, which will give customers more flexibility in the analog/digital transition.

Although currently the Company's products in these markets are based on both analog and digital technology, consistent with the overall trend in the Company's business, the document printing systems market is quickly moving towards digital technology. In 1997, Oce was the first supplier to offer a digital copier at a speed of 60 pages per minute. Since then, the Company has developed several multifunctional printers and copiers for the office or the CRD that offer versatile services including printing, copying, faxing and scanning and a selection of desktop laser printers for workgroup printing in either black and white or color. Oce discontinued the production of new analog machines for the office market as from November 2000. Via remanufacturing and remarketing programs Oce continues to place substantial numbers of analog machines back in the market on a profitable basis. The digital printer and copier market is quickly expanding, and a number of the Company's competitors are now offering digital printers and copiers with output of 60 pages per minute, resulting in lower prices and margins. The Company has responded to this expansion by adopting measures to achieve substantial cost reductions in manufacturing, service and logistics. Oce believes these actions have enabled, and will continue to enable, it to compensate for the decrease in profit margins in this area. In addition, the

Company is continuing to develop digital hardware, especially medium and high volume products. In addition, the Company is continuing to develop software technology, especially in the area of network solutions. In November 2000 the Company entered into a joint venture with the Belgium software business Real Software Group N.V. to market Var E-Docs, an innovative software product which enables customers to automatically create complete and personalized business documents.

The Company continues to develop and market color printers and copiers for the document printing systems market. The Company sells mainly its own products and products that it purchased from other original equipment manufacturers. The Company's own color printer/copier, the Oce CPS 700, was launched in March 2001 at the CEBIT 2001 Trade Fair in Hannover, Germany. Certain essential components of the machine have been redesigned, so that the required stability has now been largely achieved. The Oce CPS 700 features an unique technology developed by Oce. The first shipments to customers are scheduled for the fourth quarter of 2001.

In network printing solutions the Company offers complete network printing solutions for a wide variety of information flows in complex office environments. The Company's goal is to provide and enhance a connection between a network system and a customer's printers and copiers. The Company's product concepts are concentrated on office processes, central reprographic facilities and the interface between users and the CRD which have been faster growth means, especially in the high volume print segment. As the market evolves from the stand-alone copier to an office environment that is predominantly served by networks and a wide variety of printing and copying equipment, a new customer concept is developing, in which the focus is no longer the equipment but providing a complete solution to specific customer problems. In addition, in 2000 Oce released a series of upgrades and enhancements for existing software. In 2001 the Company expects to launch a series of output management software products:

 .  COM Works which will provide automatic job recognition and completion notification;
 .  Oce DOC Works which will provide easy and direct access to documents created in a company's network;
 .  Oce Intra Logic which will provide the customer with web access for all printers;
 . Oce Office Exec which will help manage the output needs of users working in a decentralized environment.

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

Electronic production printing serves electronic data processing customers, such as banks, insurance companies, and public utility companies, that process and print large quantities of data from computer systems. Printing and publishing serves printing and publishing customers. With respect to the electronic production printing group, the Company believes it is a market leader in Europe and has a significant market position in the United States. With respect to the printing and publishing group, Oce's market share is currently small but increasing through development and sales of its own products as well as through developing strategic relationships with other companies in this market.

Oce believes the electronic data processing portion of this market is growing at a rate of 3% a year, and that the printing and publishing portion of this market is growing at a rate of 15% a year. The Company's revenues in these markets, including service and supplies, were Euro 772 million in 2000, which was a 17% increase from Euro 657 million in 1999 and Euro 614 million in 1998, a 7% increase.

In electronic production printing market, Oce is the leading supplier of high volume continuous-feed paper systems. The Company also offers a range of cutsheet products with speeds ranging from 30 to 155 pages per minute. Oce's Pagestream Series represent Oce's newest generation of high performance continuous feed and cutsheet printers, combining proven LED Plus technology with its unique Scalable Raster Architecture controllers. The Oce PS 1060 TWIN was introduced in early 1999. This machine is the fastest system in its range with a speed of 1,060 pages per minute. The Company also offers high speed digital imaging archiving through its Imagestream 100 product which enables high speed conversion of print data into pixel-equivalent TIF files. In 2000 Oce installed fewer machines in this market, but the volume per printer increased by about 7%. In 2001 the company intends to sell Triplex system to the public. This configuration allows double-sided printing, including spot color, at a very high speed.

With the Prisma server Oce customers are able to print all line data stream and standard page description language in all user environments for production printing, print on demand and distributed printing.

In 1999, Oce introduced Prisma+, a new printer server package that enables high volume customers to obtain increased flexibility regarding speed, the number of printer languages that can be processed and the range of print resolutions. Prisma+ integrates the customer's systems and technical platforms with Oce printers, enabling a high volume customer to use its printing products in combination with virtually any system network. The Prisma+-audit software developed by Oce has quickly proved its value as a powerful tool in the management of print production hardware and print production processes. Within the Prisma family also the software products Prisma-production and Prisma-archive are marketed.

All of its printers are installed in combination with computer systems, servers and finishing equipment to process the output. To ensure that it provides a complete solution to its customers, Oce has entered into a series of strategic relationships. In particular, since 1998, Oce has held an ownership interest in Siemens Software in Namur, Belgium, which is in the software development business. Oce increased its ownership interest during the last few years from 40% to 100%. The business, now called Oce Software Laboratories Namur, develops special software applications for the Company's customers and has over 80 employees. In April 2000 the Company also acquired Computergesellschaft Konstanz in Konstanz, Germany, which has an expertise in developing and marketing black and white and full color scanners with optical character and image recognition features. This company has been renamed as Oce Document Technologies G.m.b.H. In 2000 Oce, in conjunction with the UK business IBIS, launched a machine that is able to process print output into booklets at high speed.

The printing and publishing market (complete publications in relatively small print-runs), which evolved to meet the needs of the printing and publishing industry, is dominated by players that have a strong customer base in pre-press and traditional printing technology. In May 2000 at the five-yearly DRUPA, the biggest trade fair for the printing industry, Oce presented its advanced digital print solutions under the motto "Go the Digital Way". Digital printing is the obvious link between electronic information and printed matter. For this fast growing market segment Oce not only supplies the printers, but also guides its customers on their route to the digital future.

Similar to the electronic production printing market, the production and printing market is served by a small number of suppliers. Thanks to a cooperation with MAN Roland in the application of the Dicopress, Docopack and Dicopage-colour printing systems (formerly Chromapress of Agfa/Xeikon) Oce can supply this market with a full range of products and consulting services.

The market development costs related to the production and printing market are high. By concentrating on several highly promising market segments (such as the printing of books and manuals), the Company believes that it will achieve significant growth. In 1999, Oce introduced the Oce Demandstream 8080 printer (470 pages per minute), specifically developed for printing & publishing applications, which was well received by the market. In addition, Oce introduced in 2000 the Oce Demandstream 8090 ( 700 pages per minute). In addition, the Prisma+ servers and software also proved to offer excellent solutions for this market, where customers place a strong emphasis on high productivity.

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

The Company believes this market is growing world-wide at an aggregate rate of 25% per year, and in Europe at a rate of 40% per year. Revenues in 2000 were Euro 290 million which was a 48% increase over Euro 197 million in 1999, which was a 35% increase over Euro 146 million in 1998. These revenues are included in the revenues of each of the three strategic business units.

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

Imaging supply revenues in 2000 were Euro 459 million, which was a 11% increase over Euro 414 million in 1999, which was a 2% decrease from Euro 421 million in 1998. These revenues are included in the revenues of the three strategic business units.

Oce's success with imaging supplies is attributable to two factors:

     . the sale of new materials for business graphics (paper for color prints and copies), display graphics (wide format) and multi-purpose CAD supplies; and
     .  the steady growth of sales in the area of wide format plain paper media.

Traditionally, sales of supplies for diazo copiers have contributed significantly to total imaging supplies sales. As the use of diazo copiers decreases, sales of diazo supplies have also decreased, which in turn caused the total imaging supplies sales in 1999 to decrease.

Although overall revenues in 2000 decreased, profit margins on sales of imaging supplies increased due, in part, to the growing share of supplies with high margins, continued rationalization of the product portfolio and outsourcing of the logistics operations.

Financing Activities

In each of its strategic business units, the Company offers financing to its customers through lease programs tailored to meet the needs of its customers, and, on average, the Company finances 50% of its equipment sales through leasing arrangements. Direct financing offers the benefit of both a continuous stream of revenue together with interest earnings and permits the Company to remarket the equipment on the expiration of the lease agreement.

Although direct financing creates some risk to the Company, Oce has adopted policies to minimize this risk. The lease agreements to its customers typically provide for a fixed rate of interest. To minimize the risk of changing interest rates, the Company finances its lease portfolio predominately with interest bearing loans with the same maturity and interest factor as the leases. Further, Oce believes that the risk of an adverse effect to the Company due to customer default is slight because of the volume and diversity of its customers for whom it provided financing and Oce has the opportunity to remarket its machines in the event that a customer defaults.

Marketing, Consulting and Services

Oce has a strong direct sales and service organization. The Company markets 92% all of its copiers, printers and copier supplies through its direct sales force of approximately 4,900 employees. The Company sells plotter systems primarily through independent value added resellers and dealers. Similarly, Oce sells fanfold laser printers primarily through original equipment manufacturers ("OEMs"). Approximately 8%, 8% and 9% of its total revenues in 2000, 1999 and in 1998 respectively, were accomplished using independent distributors and OEMs.

Since 1997, IKON Office Solution Inc. has distributed Oce products - analog as well digital copiers, supplies and parts - in the United States through the distribution channels of IKON. This agreement has a five year term of which 2 years are remaining and is the continuation of a business relation with ALCO Standard Corporation (the predecessor of IKON) which began in 1994.

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

Although Oce sells its products on a world-wide basis, sales in the United States and in the EU contributed 40% and 47%, respectively, of the Company's total revenues in 2000, 37% and 51%, respectively in 1999 and 38% and 51%, respectively in 1998. Other than sales in the EU and the United States, sales in no single country accounted for as much as 3% of total revenues in 2000, 1999 or 1998. Oce believes that no single customer accounted for a material portion of its total revenues in 2000, 1999 or 1998.

Oce provides direct customer support, after-sales service and maintenance to the end users of its products in about 30 countries through approximately 5,050 employees.

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

Organizational structure

The following is a list of Oce's significant subsidiaries which set forth each subsidiary's name and country of incorporation. Oce owns 100% of the equity (and holds 100% of the voting power) of each subsidiary listed except for Oce Japan Corporation of which Oce owns 85% of the equity (and holds 85% of the voting power), and for Oce Real Business Solutions B.V. of which Oce owns 50% of the equity (and holds 50% of the voting power).

Europe
Oce-Belgium N.V./S.A.                                           Brussels                  Belgium
Oce-Interservices N.V./S.A.                                     Brussels                  Belgium
Oce Software Laboratories Namur S.A.                            Namur                     Belgium
Oce-Danmark a/s                                                 Copenhagen                Denmark
Oce-Holding Deutschland G.m.b.H.                                Mulheim/Ruhr              Germany
Oce-Deutschland G.m.b.H.                                        Mulheim/Ruhr              Germany
Oce Printing Systems G.m.b.H.                                   Poing                     Germany
Oce Document Technologies G.m.b.H.                              Konstanz                  Germany
(formerly known as Computer Gesellschaft Konstanz G.m.b.H.)
Oce-France S.A.                                                 Noisy-le-Grand            France
Oce-Print Logic Technologies S.A.                               Creteil                   France
Oce-Hungaria Kft.                                               Budapest                  Hungary
Oce-Ireland Limited                                             Dublin                    Ireland
Oce-Italia S.p.A.                                               Milan                     Italy
Oce-Technologies B.V.                                           Venlo                     the Netherlands
Oce-Nederland B.V.                                              `s-Hertogenbosch          the Netherlands
Arkwright Europe B.V.                                           Venlo                     the Netherlands
Oce Real Business Solutions B.V.                                Venlo                     the Netherlands
Oce-Norge A.S.                                                  Oslo                      Norway
Oce-Osterreich Ges.m.b.H.                                       Vienna                    Austria
Oce-Poland Limited, SP. Z o.o.                                  Warsaw                    Poland
Oce-Lima Mayer S.A.                                             Lisbon                    Portugal
Oce-Espana S.A.                                                 Barcelona                 Spain
Oce-Czech republic s.r.o.                                       Prague                    Czech Republic
Oce (UK) Limited                                                Loughton                  United Kingdom
Oce Svenska AB                                                  Stockholm                 Sweden
Oce (Schweiz) A.G.                                              Glattbrugg                Switzerland

North America
Oce-USA Holding Inc.                                            Chicago, Illinois         USA
Oce-USA Inc.                                                    Chicago, Illinois         USA
Oce Printing Systems USA, Inc.                                  Boca Raton, Florida       USA
Arkwright Inc.                                                  Fiskeville, Rhode Island  USA
Archer Management Services, Inc.                                New York, New York        USA
Oce Groupware Technology, Inc.                                  Cleveland, Ohio           USA
Oce-Canada Inc.                                                 Toronto                   Canada

Asia/Pacific

Oce-Australia Limited                                           Scoresby                  Australia
Oce (Hong Kong China) Ltd.                                      Hong Kong                 China
Oce Office Equipment (Beijing) Co., Ltd.                        Beijing                   China
Oce Office Equipment (Shanghai) Co., Ltd.                       Shanghai                  China
Oce-Japan Corporation                                           Tokyo                     Japan
Oce Malaysia Sdn. Bhd.                                          Petaling Jaya             Malaysia
(formerly known as Oce Systems (Malaysia) Sdn. Bhd.)
Oce (Singapore) Pte. Ltd.                                       Singapore                 Singapore
Oce (Taiwan) Ltd.                                               Taipei                    Taiwan
Oce (Thailand) Ltd.                                             Bangkok                   Thailand

Other countries

Oce-Brasil Comercio e Industria Ltda.                           Sao Paulo                 Brasil
Oce Printing Systems (South Africa) (Pty.) Ltd.                 Johannesburg              South Africa

Lease companies

Oce-Australia Finance Pty. Ltd.                                 Scoresby                  Australia
Oce-Deutschland Leasing G.m.b.H.                                Mulheim/Ruhr              Germany
Oce-France Financement S.A.                                     Saint-Cloud               France
Oce-Renting S.A.                                                Barcelona                 Spain
Oce (UK) Finance Limited                                        Loughton                  United Kingdom
Oce-Credit Corporation                                          Purchase, New York        USA

Oce also holds a minority equity interest (and corresponding voting power) of the following companies:

Minority Holdings
Heliozid Oce-Reprographics (Cyprus) Ltd.     25%                Nikosia                   Cyprus
InterFace A.G.                               11%                Munchen                   Germany
Szenzor Szamitokozpont Kft.                  34%                Budapest                  Hungary
Datapost Pte. Ltd.                           30%                Singapore                 Singapore

Property, plants and equipment

As of November 30, 2000, the following properties were material to the Company's operations:

         ---------------------------------------------------------------------
                 Country             Principal Use          Owned/Leased
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------
         The Netherlands
         Venlo                    Headquarters          Owned
         ---------------------------------------------------------------------
                                  Research              Owned
         ---------------------------------------------------------------------
                                  Manufacturing of      Owned
                                  Copying Equipment
         ---------------------------------------------------------------------
                                  Manufacturing of      Owned
                                    Copying Supplies
         ---------------------------------------------------------------------
         Den Bosch                Sales Offices         Owned
         ---------------------------------------------------------------------
         Germany
         Mulheim/Ruhr             Sales Offices         Owned
                                  Warehouse             Capitalized lease
         ---------------------------------------------------------------------
         Poing                    Offices, Research     50% Owned
                                    and Manufacturing
                                    of Printing
                                    Equipment
         ---------------------------------------------------------------------
         France
         Noisy le Grand           Sales Offices         Capitalized lease
         ---------------------------------------------------------------------
         Creteil                  Offices and Research  Owned
         ---------------------------------------------------------------------
         Guerande                 Manufacturing of      Owned
                                    Copying Equipment
                                    and Plotters
         ---------------------------------------------------------------------
         Brazil
         Sao Paulo                Offices, Warehouse    Owned
         ---------------------------------------------------------------------
         United States of
         America
         Wilmington, DE           Offices, Warehouse    Owned
         ---------------------------------------------------------------------
         Guilford, CT             Manufacturing of      Owned
                                    Copying Supplies
         ---------------------------------------------------------------------
         Fiskeville, RI           Manufacturing of      Owned
                                    Copying Supplies
         ---------------------------------------------------------------------
         Charleston, IL           Manufacturing of      Owned
                                    Copying Supplies
         ---------------------------------------------------------------------
         Boca Raton, FL           Offices               Owned
         ---------------------------------------------------------------------

Each of the properties listed above is owned by the Company free of any material encumbrances. Certain facilities were subject to capitalized leases, amounting to Euro 11.9 million and Euro 12.9 million as of November 30, 2000 and November 30, 1999, respectively.

The leased land and buildings in Poing, Germany are owned by a joint venture in which the Company holds a fifty percent interest and has management control (the remaining 50% of the joint venture is owned by Mobaco BV). The lease has a ten year term with six years remaining and is for a fixed amount of rent at an annual rate of Euro 6.3 million.

In addition to the principal properties listed above, Oce also owns and leases office and warehouse space throughout the world where necessary to its business.

Oce believes that its production and other facilities are in good operating condition and that its production capacity will be adequate for the immediately foreseeable future.

Item 5    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Exhibit 10 contains excerpts from the Annual Report 2000, which contains a review of the operating and financial results and prospects, and is incorporated into this Item 5 by reference. The following discussion supplements and should be read in conjunction with the Annual Report 2000 in Exhibit 10. In the event that any portion of Exhibit 10 conflicts with any portion of the discussion contained in this Item 5, the provisions in this Item 5 will prevail.

Financial Accounting

Financial information provided in this report is presented in accordance with Dutch GAAP. The differences between Dutch GAAP and US GAAP are explained in Note 23 of Notes to Consolidated Financial Statements, which also includes reconciliations of net income and shareholders' equity.

As explained in Note 23 to the Consolidated Financial Statements as of and for the year ended November 30, 2000, the previously reported US GAAP reconciliations for the years ended November 30, 1999 and 1998 have been restated to reflect the calculation of pension obligations under US GAAP.

The effect of this restatement on the US GAAP reconciliations for the year ended November 30, 1999 and 1998 is as follows:

                                                   1998             1998             1999             1999
                                               as reported       as restated      as reported      as restated
                                                   Euro             Euro             Euro             Euro
Amounts in accordance with US GAAP
Net income                                         101,787           109,654           75,673           74,434
Comprehensive income                                81,397            87,922          124,500          125,792
Shareholders' equity                             1,005,445         1,028,201        1,154,928        1,163,136

Operating Results

Revenues. Total revenues in 1998, 1999 and 2000 were Euro 2,753 million, Euro 2,838 million and Euro 3,224 million, respectively. Total revenues increased by 14% from 1999 to 2000 and by 3% from 1998 to 1999 because of autonomous growth, favorable exchange rates and acquisitions.

The table under "Strategic Business Units" in Item 4 shows the distribution by strategic business unit of revenues during the past three fiscal years.

In the wide format printing systems market, total revenues have increased during each year from 1998 to 2000 from Euro 772 million in 1998, Euro 782 million in 1999 and Euro 901 million in 2000. Although total revenues in this market increased from 1999 to 2000 by 15%, after deducting acquisition and exchange rate effects, net revenue in this market increased by 3% from 1999 to 2000. This increase was mainly attributable to successful sales of the Oce 9600 and the strong increase in revenues from service and software. From 1998 to 1999, revenues in this market increased by 2.5%.

As noted in Item 4, in 1999 the Company reclassified its strategic business units to move revenues of network printing solutions from the production printing systems market to the document printing systems market. After taking the reclassification into account, total revenues of the document printing system market have increased each year from 1998 to 2000 from Euro 1,367 million in 1998, Euro 1,399 million in 1999 and Euro 1,551 million in 2000, which is an 11% increase from 1999 to 2000 and a 2% increase from 1998 to 1999. Although revenue from analog printing decreased, increases in digital printing and revenues from the network printing solutions business group increased due largely to increased sales for integral document management.

Production printing revenues in 1998, 1999 and 2000 were Euro 614 million, Euro 657 million and Euro 772 million, respectively. Production printing systems revenues increased 17% from 1999 to 2000 and 7% from 1998 to 1999. This increase was attributable primarily to increased sales of digital products and services, especially in the printing and publishing area, and to favorable exchange rates. In particular, revenues in the printing and publishing business group increased by 50% in 2000.

Facility services and imaging services both contributed revenues to each of the strategic business units discussed above. Revenues for facility services in 1998, 1999 and 2000 were Euro 146, Euro 197 and Euro 290 respectively and revenues for imaging supplies in 1998, 1999 and 2000 were Euro 421, Euro 414 and Euro 459 respectively. Revenues for facility services increased 48% from 1999 to 2000 and 34% from 1998 to 1999. The increase in revenue for facility services is attributable in part, to reprographic activities and archiving services in Europe and in the USA in the area of mail management and distribution. Revenues for imaging supplies increased 11% from 1999 to 2000 and decreased 1% from 1998 to 1999. The decrease in revenue from imaging supplies is attributable, in part, to the phase-out of diazo materials.

Income. Operating income in 1998, 1999 and 2000 were Euro 245 million, Euro 248 million and Euro 282 million, respectively. Operating income increased 1% from 1998 to 1999 and 14% from 1999 to 2000, to a total of Euro 282 million. Operating income represented 8.8% of total revenues in 2000, up from 8.7% in 1999 but down from 8.9% in 1998. This change resulted in part from the increasing profitability of sales of digital products and services in each market.

Net income before exceptional items increased nearly 2% from 1998 to 1999, principally as a result of increased sales of digital printers and copiers, strict cost control measures and favourable exchange rates. In 2000, the net income before exceptional items increased 15% to Euro 152 million from Euro 132 million in 1999.

Liquidity and Capital Resources

Capital Expenditures. The Company's capital expenditures in 2000 were Euro 57.9 million, compared with Euro 90.3 million in 1999 and Euro 151.0 million in 1998. Of the 2000 total amount of capital expenditures, Euro 64.7 million was for property, plant and equipment, which was a decrease of 20% from the 1999 amount of Euro 81 million, which was itself a decrease of 7% from 1998.

Liquidity. Liquidity is provided primarily from cash flow, which is derived from two sources: from operating activities and from financing activities comprised primarily of interest from financial leases. Cash flow from operating activities was Euro 39.2 million in 2000, Euro 53.4 million in 1999 and Euro 76.7 million in 1998. Cash flow from financing activities (including an increase in long term debt) was Euro 8.9 million in 2000, Euro 63.5 million in 1999 and Euro 64.0 million in 1998. The consolidated statements of cash flows included in Exhibit 10 provide further details of the Company's cash flow.

In addition to liquidity provided from cash flow operations and cash flow from financing activities, the Company has several credit facilities in place as more fully described in Note 11 to the Consolidated Financial Statements. As of November 30, 2000 Oce had Euro 906 million available in permitted borrowings under its credit facilities, most of which credit facilities are multi-year stand-by credit contracts.

Management believes, based upon current levels of operations and forecasted earnings, that cash flow from operations and from financing activities, together with its available borrowings under its credit facilities, will be adequate to permit anticipated capital expenditures, and to fund working capital requirements and other cash needs for the foreseeable future, including 2001.

Research and development, patents and licenses, etc.

Research and Development

Oce's research and development efforts are oriented towards the development of new products and technologies and the improvement of existing products and technologies, exploring new applications in existing technologies and identifying fundamental technological breakthroughs. Currently, approximately 10% of the time spent by research and development personnel is devoted to specifically defined development or engineering projects with the balance devoted to general, non-project related activities. The Company's research and development staff is located in the following offices world-wide:

     . 1,130 employees conduct research and development relating to copying and laser printers in Venlo, The Netherlands;
     . 130 employees conduct software research and development in Creteil, France;
     . 378 employees conduct laser printer and software research and development in Poing, Germany;
     . 71 employees conduct software research and development in Namur, Belgium;
     . 29 employees conduct supplies research and development in Fiskeville RI, United States; and
     . 45 employees conduct software research and development in Cleveland OH, United States;
     . 80 employees conduct software research and development in Konstanz, Germany.

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

Approximately 1,860 employees were engaged in research and development activities at the end of 2000 (compared to 1,780 and 1,610 employees at the end of 1999 and 1998, respectively).

Over the past five years, Oce has spent from 5.6% to 6.2% of its total revenues on research and development. The following table sets forth the aggregate amounts spent by Oce in research and development over the past five years:

              Years ended          R&D expenditure        Percent of
              November 30,       (in million Euro's)       Revenues
              ------------       -------------------       --------
              1996                      111.0                 5.9
              1997                      138.9                 5.6
              1998                      155.2                 5.6
              1999                      166.6                 5.9
              2000                      198.9                 6.2

Research and development expenditures do not include substantial additional costs relating to the participation of non-research and development personnel in research and development projects. Generally, the above research and development expenditures also do not include (a) development credits advanced under a program of The Netherlands government which are not repaid or charged to income until and unless the project for which the advance is made is commercially successful and (b) direct grants provided by the government of The Netherlands which are not required to be repaid. Such development credits and grants (net of provisions for repayment of prior development credits) were, in balance, a receipt of Euro 8.8 million in 2000 and an additional expenditure of Euro 4.2 million in 1996, Euro 12.9 million in 1997, Euro 14.9 million in 1998, Euro

7.7 million in 1999. See "Development credits and subsidies" in Note 1 of Notes to Consolidated Financial Statements.

Patents and Similar Rights

At November 30, 2000 Oce held approximately 3,800 patents and patent applications pending throughout the world. Oce considers its patent position to be important to its business and intends to continue vigorously to protect its technology. It is Oce's view, however, that its technical expertise and "know how" are more important than its patent portfolio and that the loss of any particular patent would not have a material adverse effect upon its business. The Company believes its trademark "Oce", which is registered in most areas of the world, to be a valuable asset.

Trend information

Pension Plans

In The Netherlands and in most other countries, the Company is required by local legal regulations, customs and circumstances to provide a pension to the majority of its employees. In addition to the pensions required under local laws, the Company provides a pension to its other employees ("additional plans"). Pension costs, including past service costs, for the additional plans are actuarially determined and, in general, funded. Total pension expense for the years ended November 30, 1998, 1999 and 2000 was Euro 37.9 million, Euro
42.4 million and Euro 49.1 million, respectively.

Accumulated benefit obligations and plan assets as of the dates of the most recent actuarial valuations are as follows (in millions):

                                                                      Euro

              Actuarial present value of accumulated
                  benefit obligations (essentially all vested)         804
                                                                    ======

              Net assets currently available for benefits              870
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

Additional financial information

Our Operating and Financial Review and Prospects has been based on our Consolidated Financial Statements. These financial statements have been prepared under the generally accepted accounting principles of The Netherlands. Our financial statements include a reconciliation to generally accepted accounting principles in the United States of America (see Note 23 on F29). This reconciliation excludes certain disclosure item such as stock-based compensation, which is important to understanding the Companies operations and is provided below.

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

If compensation expense for the option plan had been determined based on the fair value at the grant dates for awards under SFAS No. 123, the additional compensation costs for 1998, 1999 and 2000 would have been Euro 4.2 million, Euro 2.5 million and Euro 2.3 million, respectively and Oce's net income and earnings per share would be as set forth in the following table.

          Euro's in thousands,                   Year ended November 30
             Except per share                   1998       1999       2000
          ----------------------------------------------------------------
          Net income
             As reported                    129,049     76,675   151,741
             Pro forma                      124,830     74,206   149,454

          Diluted earnings per share
             As reported                       1.53       0.88      1.74
             Pro forma                         1.48       0.85      1.71
          ----------------------------------------------------------------

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

For purposes of presenting pro forma results, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                  Year ended November 30
                                              1998         1999          2000
       ---------------------------------------------------------------------------
       Dividend yield                         1.64%        2.94%       3.20%
       Risk-free interest rate                3.58%        5.05%       4.91%
       Stock price volatility                32.50%       35.00%      28.00%
       Expected life (years)                  1.64         2.94        3.99
       ---------------------------------------------------------------------------

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

Item 6    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors, senior management

The Company is managed by a Board of Executive Directors, all of whom are employees of the Company, whose activities are generally supervised by a Board of Supervisory Directors, none of whom are employees of the Company.

Set forth below is information as of April 16, 2001 concerning the Supervisory and Executive Directors and certain other persons performing principal business functions for the Company (some of such persons being employed by subsidiaries of the Company). See "Share Ownership" below for a description of the arrangements pursuant to which members have been elected to the Supervisory Board and the Executive Board.

Board of Supervisory Directors as at April 16, 2001

H.B. van Liemt (Born: 1933)   Post(s) held: former chairman of the Board of
Chairman                      Directors of DSM N.V. Nationality: Dutch.
                              Appointed: in 1993. Current term of office until 2004. Maximum period of office until 2004 (age limit).
                              Supervisory directorships: chairman of the
                              Supervisory Boards of Gamma Holding N.V. and Sara
                              Lee/DE N.V., vice-chairman, respectively chairman of the Supervisory Boards of ABN AMRO Holding N.V.
                              and Stienstra Holding B.V. Other Posts: member of the Board of Directors of Sara Lee Corp., Chicago,
                              Illinois and board member of several foundations.

M. Ververs (Born: 1933)       Post(s) held: former chairman of the Board of
Vice-Chairman                 Directors of Wolters-Kluwer N.V. Nationality:
                              Dutch. Appointed: in 1995. Current term of office until 2003. Maximum period of office until 2003
                              (age limit).
                              Supervisory directorships: ING Groep N.V., CSM
                              N.V., Laurus N.V. and Getronics N.V.
                              Other posts: chairman of the Board of Trustees of Isala Clinics, Zwolle, and member of the Board of External Advisers, Ernst & Young.

L.J.M. Berndsen               Post(s) held: chairman of the Board of Directors
(Born: 1943)                  of Koninklijke Nedlloyd N.V. and co-chairman of
                              P&O Nedlloyd Containerline Ltd.
                              Nationality: Dutch. Appointed: in 1996. Current term of office until 2000. Maximum period of office until 2008 (12-year period).
                              Supervisory directorships: member of the
                              Supervisory Board of TBI Holding B.V., Martinair
                              Holland N.V. and Delta Lloyd N.V.
                              Other posts: member of the Advisory Board of ABN
                              AMRO Holding N.V.

P. Bouw (Born: 1941)          Post(s) held: former chairman of Koninklijke
                              Luchtvaart Maatschappij N.V. (KLM). Nationality:
                              Dutch. Appointed: in 1998.
                              Current term of office until 2002. Maximum period of office until 2012 (12-year period). Supervisory directorships: member of the Supervisory Board of CSM N.V., Getronics N.V., Naco B.V., N.V.
                              Nederlandse Spoorwegen, Koninklijke Vopak N.V.,
                              PontEecen N.V., Vos Logistics B.V. and the
                              Nederlandse Bank N.V.
                              Other posts: part-time professor in Business
                              Administration, Twente University, vice-chairman of Raad voor Verkeer en Waterstaat (Transport and Waterways Council), member of the Board of Trustees, Amsterdam Free-Reformed University and chairman of the Banking Counsel.

J.L. Brentjens (Born: 1940)   Post(s) held: former executive chairman of VNU
                              (publishing).
                              Nationality: Dutch. Appointed: in 2001. Current term of office until 2005.
                              Maximum period of office until 2011 (age limit).
                              Supervisory directorships: chairman of the
                              Supervisory Boards of Heymans N.V. and ArboNed
                              N.V. and vice-chairman of the Supervisory Board of Roto Smeets de Boer N.V. He is member of the Supervisory Boards of VNU N.V., Fortis Obam N.V.
                              and Holding maatschappij P. Bakker Hillegom B.V.
                              Other posts: vice chairman of the Van Leer Group
                              Foundation and director of the board of Stichting
                              Katholieke Universiteit Nijmegen..

J.V.H. Pennings (Born: 1934)  Post(s) held: former chairman of the Board of
                              Executive Directors of Oce N.V.
                              Nationality: Dutch. Appointed: in 1998. Current term of office until 2002.
                              Maximum period of office until 2005 (age limit). Supervisory directorships: chairman of the Supervisory Board of Koninklijke Grolsch N.V., Koninklijke IBC B.V. and Essent N.V. and member of the Supervisory Board of Wolters-Kluwer N.V.
                              Other posts: chairman of the Regional Development Corporation and board member of several foundations.

F.J. de Wit (Born: 1939)      Post(s) held: former chairman of the Board of
                              Directors of N.V. Koninklijke KNP BT. Nationality:
                              Dutch. Appointed: in 1997.
                              Current term of office until 2005. Maximum period of office until 2009 (age limit and 12-year period).
                              Supervisory directorships: chairman of the
                              Supervisory Board of PontEecen N.V. and member of the Supervisory Board of AEGON N.V.
                              Other posts: chairman Paper X.Com Ltd., member of the Advisory Board of Deloitte & Touche and
                              Energie Centrum Nederland, member of the Supervisory Council of Keyser & Mackay
                              (International) C.V. and honorary consul general of Finland.

Supervisory Directors serve until their resignation, death or removal by shareholders and with a maximum period in office of twelve years. At each Annual Meeting of Shareholders the term of at least one Supervisory Director expires. A Supervisory Director who has not reached the age of 70 may be immediately reappointed. Vacancies which exist in either the Supervisory or Executive Board are filled by shareholders, generally at the first General Meeting after such vacancy occurs or is created. Subjects to being overruled by a shareholders vote, the holders of Priority Shares may make binding nominations for all vacancies in the Supervisory Board.

                                                                             Served in such
                                                                             Executive Board
                                                                             or similar
Executive Board                    Position with Company                     capacity since
----------------                   ---------------------                     --------------
R.L. van Iperen (Born: 1953)       Chairman, Chief Executive Director                  1999

J. van den Belt (Born: 1946)       Executive Director                                  2001

J.F. Dix (Born: 1946)              Executive Director                                  1998

G.B. Pelizzari (Born: 1942)        Executive Director                                  1998

Mr. J. van den Belt was appointed Chief Financial Officer effective September 1, 2000 and appointed as a member of the Executive Board at the General Meeting of Shareholders held on March 7, 2001.

Executive Directors serve until their resignation (normally at age 62), death or removal by shareholders. Except on the proposal of the holder of Priority Shares, no Executive or Supervisory Director can be removed without a vote of two-thirds of the votes cast which vote must consist of not less than a majority of all votes shareholders are entitled to cast. Subject to being overruled by the same shareholders vote, the holders of Priority Shares may make binding nominations for all vacancies in the Executive Boards.

None of the directors of the Executive Board or "Others" listed below, perform any principal business activities outside the Company. There is not any family relationship between any of the persons named above or any of the members of the Supervisory Board or "Others" listed below. Except as described below under "Share Ownership" there is no arrangement or understanding with major shareholders, customers or others, pursuant to which any person referred to above was elected as a director or member of senior management.

                                                                                          Served in such
Others                                    Position with Company                            capacity since
------                                    ---------------------                           ---------------
P.H.G.M. Creemers                         Staff Director Corporate Personnel,
                                          Organization and Services                                 1998

C.F. Lindenhovius                         Staff Director, Group Controller                          1995

J.M.M. van der Velden                     Staff Director, Secretary of
                                          the Company and Legal Affairs                             1994

A. Ribbink                                Assistant Director, Internal Auditing                     1998

P.M. Vincent                              Assistant Director, Tax Department                        1996

W.J.J. Dissel                             Assistant Director, Group
                                          Information Management                                    1989

P. Hollaar                                Assistant Director, Corporate
                                          Communication Manager                                     1995

E.J. Huiberts                             Assistant Director, Legal Department                      1998

W. Roos                                   Assistant Director, Corporate Treasurer                   1995

P. Nabuurs                                Business Unit Director                                    2000

W.H.M. Orbons                             Research and Development Director                         2000

M.J.A. Frequin                            Business Unit Director                                    2001

W. Gemmel                                 Business Unit Director                                    1999

A.P. Langendoen                           Assistant Director, Business Group                        2000

M.C. Kingmans                             Assistant Director, Business Group                        2000

Compensation

For the fiscal year ended November 30, 2000 the aggregate compensation of all Supervisory and Executive Directors and the "Others" referred to above, was Euro 5,015,838. This includes an aggregate contribution by the Company to Oce's pension plans in respect of such fiscal year for all Supervisory and Executive Directors and the "Others" named above, in an amount of Euro 796,717. See "Pension Plans" under Item 5 for a description of the total amounts set aside or accrued by the Company to provide pension, retirement and other similar benefits.

The compensation received by the Executive Directors and the "Others" referred to above includes a bonus paid in 2000 based on performance in 1999. The bonus was a percentage of the recipient's salary, generally based on a formula, the principal element of which was the profitability of the Company for the year in respect of which the bonus was paid.

Under Dutch law Oce is not required to provide individual disclosure of the amount of compensation paid and benefit in kind granted for services with respect to the Company's executive and supervisory directors or members of management bodies. The service contracts of the executive directors with the Company or any of it subsidiaries do not provide for benefits upon termination of employment. Such contracts, however, provide that the Company will indemnify an executive director upon termination in accordance with general Dutch practice. None of the members of the Supervisory Board have service contracts with the Company.

Board practices

The relationship between the Supervisory and the Executive Board of the Company is determined by the Articles of Association of the Company and Dutch law. The chairman, H.B. van Liemt, and the vice-chairman, M. Ververs, of the Board of Supervisory Directors constitute the remuneration committee in order to fix the remuneration of the executive directors. The Company does not have an audit committee.

Employees and Labor Relations

At November 30, 2000 the Company employed 22,253 employees (in full time equivalents) world-wide. The Company believes that its employee relations are excellent. Since 1991, the Company has not experienced any significant strike, work stoppage or labor dispute. Most of the Company's employees are subject to labor agreements of one or two years duration. The general agreement with Dutch labor unions covering the labor conditions of most of the Company's employees in The Netherlands, the location of most of the Company's production operations, must be renewed effective July 1, 2001. Such renewal will be expected according to the general economic developments in the Netherlands.

Employees by category                                  Employees           Employees            Employees
                                                         1998                 1999                 2000
Research and Development                                 1,614               1,780                1,863
Manufacturing and Logistics                              3,878               3,507                3,258
Facility Services                                        3,237               4,198                5,279
Sales                                                    4,885               4,926                4,753
Service                                                  5,415               5,322                5,059
Accounting and other staff                               1,949               2,024                2,041
                                                     ---------           ---------           ----------

Total number of employees at November 30                20,978              21,757               22,253

Average number of employees during the
fiscal year                                             19,366              21,368               22,005

Distribution of employees             1998         %          1999          %            2000           %
by geographical areas
Netherlands                           4,155          20       4,155          19           3,962            18
Germany                               3,110          15       3,144          14           3,417            15
France                                1,578           8       1,606           7           1,491             7
United Kingdom                        1,239           6       1,104           5           1,075             5
Rest of Europe                        3,449          16       3,454          16           3,349            15
United States                         6,369          30       7,103          33           7,810            35
Rest of the world                     1,078           5       1,191           6           1,149             5
                                   --------    --------    --------    --------      ----------    ----------

Total number of employees
at November 30                       20,978         100      21,757         100          22,253           100

The Stock Option Plan for key employees was adopted in 1990 and grants of options and stock appreciation rights ("SARs") may be made under the plan through 2000. In 2000, options covering 568,500 shares and 279,000 SARs were granted to 175 directors and key employees (most of such persons being employed by subsidiaries of the Company) on November 26, 2000; 273,000 of the options and SARs issued in 2000 were granted to the Executive Directors and the "Others" named above. The Supervisory Directors were not granted any options or SARs.

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

The following tables sets forth the number of options issued from 1994 through 1999 and includes summary information about the options.

Issued          Number      Exercise      Exercised      Exercised      Options   Outstanding         Expiration date
Year        of options         price      number of      number of    Forfeited         as of
                issued     in Euro *     options as     options as                  April 15,
                                        of Nov. 30,    of Nov. 30,                       2001
                                               1999           2000
---------------------------------------------------------------------------------------------------------------------
1995           676,000         10.45        659,000        676,000            -             -       November 30, 2000
1996           806,400         21.05        680,600        680,600        4,000       121,800       November 25, 2001
1997           807,000         24.85         26,000         26,000       16,000       765,000       November 28, 2002
1998           872,500   30.40-41.15              -              -       13,000       859,500    November 29, 2003/04
1999           791,000   16.85-22.98              -              -        2,000       789,000    November 26, 2004/05
2000           847,500   18.10-24.44              -              -            -       847,500    November 29, 2005/06
            ----------                   ----------     ----------    ---------    ----------
             4,800,400                    1,365,600      1,382,600       35,000     3,382,800
            ==========                   ==========     ==========    =========    ==========

* Average exercise price for the 2000 issue is Euro 18.21 while for all outstanding options as of April 15, 2001 the average exercise price is Euro 23.06.

Option Plan:

                                     2000                             1999                           1998
                                             Weighted                         Weighted                        Weighted
                              shares         average          shares          average          shares         average
                                         exercise price                    exercise price                   exercise price
                                             in Euro                           in Euro                         in Euro
Outstanding at the          2,561,300           24.60        1,813,500          27.60          1,279,200        23.00
beginning of the year
Granted                       847,500           18.21          791,000          17.35            872,500        31.75
Exercised                     -17,000           10.45          -10,200           8.72           -338,200        20.90
Forfeited                      -9,000           24.72          -33,000          18.33                  0            0
                          ---------------------------------------------------------------------------------------------------
Outstanding at the end
of the year                 3,382,800           23.06        2,561,300          24.60          1,813,500        27.60

Weighted average fair
value of options                 4.18                             4.96                              7.44
granted during the year
in Euro

For participants outside of The Netherlands, the exercise price of the options is equal to the opening price quoted for the Oce Ordinary Share on the Euronext Amsterdam on the day of grant.

Participants domiciled in The Netherlands may choose, at the moment of grant, between an exercise price equal to the opening price on the Euronext Amsterdam on such date of grant or a mark-up of 10%, 20% and 35%. This mark-up determines the income taxes to be paid by the participants. The higher the mark-up, the lower the taxes to be paid. To cover the income tax payable by Dutch participants upon grants of the options, loans have been provided which are repaid upon exercise.

Participation in the Stock Option Plan is subject to regulations aimed at preventing the misuse of inside information. Participants are prohibited from trading in Oce options on the AEX Option Exchange and from disposing or pledging the options that have been granted.

At November 30, 2000 and 1999 the Executive Directors held no ordinary shares in Oce and no rights to shares from the 1994 issue of convertible bonds and from options listed on the AEX Options Exchange, the Supervisory Directors held 2,969 ordinary shares in Oce (1999: 2,876) and no rights to shares from the 1994 issue of convertible bonds and from options listed on the AEX Options Exchange.

The table below shows the rights granted under this option plan to the members of the Executive Board:

                        Year      Granted during     At November 30,    Exercise price     Duration until
                                     the year             2000              in Euro
R.L. van Iperen         1995            24,000                  -              10.45      Nov. 30, 2000
                        1996            50,000                  -              21.05      Nov. 25, 2001
                        1997            50,000             50,000              24.85      Nov. 28, 2002
                        1998            35,000             35,000              30.40      Nov. 29, 2004
                        1999            42,000             42,000              17.02      Nov. 26, 2005
                        2000            42,000             42,000              18.10      Nov. 29, 2006

J.F. Dix                1998            35,000             35,000              30.40      Nov. 29, 2004
                        1999            35,000             35,000              17.02      Nov. 26, 2005
                        2000            35,000             35,000              18.10      Nov. 29, 2006

G.B. Pelizzari          1998            35,000             35,000              30.40      Nov. 29, 2004
                        1999            35,000             35,000              17.02      Nov. 26, 2005
                        2000            35,000             35,000              18.10      Nov. 29, 2006

The members of Board of Executive Directors together hold 36,000 options which were granted prior to their appointment to the Executive Board.

Although the Executive Directors and Others, as listed above, hold stock options for Ordinary Shares, none of these people beneficially own one percent or more of the outstanding Ordinary Shares.

Share ownership

Oce N.V. has four classes of authorized capital stock: (i) 145,000,000 Ordinary Shares, nominal or par value Euro 0.50, of which 85,772,835 shares were outstanding as of March 31, 2001, (ii) 30 Priority Shares, nominal or par value Euro 50, of which all 30 shares were outstanding as of March 31, 2001, (iii) 30,000,000 Cumulative Financing Preference Shares, nominal or par value Euro
0.50 (which have been further divided into thirty classes of one million shares each), of which 20,000,000 shares were outstanding as of March 31, 2001, and
(iv) 175,000 Cumulative Protective Preference Shares, nominal or par value Euro 500, of which no shares are outstanding. As of March 31, 2001, the total authorized capital of the Company was Euro 175,001,500.

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

The by-laws of the Foundation Lodewijk provide for two class A directors and four class B directors. One of the class A directors shall be the Chairman of the Company's Supervisory Board and the other shall be the Chairman of the Company's Executive Board (or other persons designated by the Foundation Fort Ginkel). The by-laws provide that none of the remaining four class B directors may be a member of the Company's Supervisory or Executive Boards, an advisor or employee of the Company, a director of the Foundation Fort Ginkel, or a shareholder who has granted the Foundation Fort Ginkel the right to vote his or her Ordinary Shares. The by-laws further provide that in the absence of one or more class B directors the remaining class B directors are entitled to vote on behalf of the absent member or members. The purpose of this provision is to ensure that the class B directors will always be entitled to exercise the majority of voting rights on the Foundation Lodewijk's board of directors. Currently, the directors are J.J.C. Alberdingk Thijm, J.M.M. Maeijer, Th. Quene, N.J. Westdijk, H.B. van Liemt and R.L. van Iperen.

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

The Foundation Stichting Administratiekantoor Preferente Aandelen Oce ("Stichting Foundation") holds all of the Cumulative Financing Preference Shares. The Stichting Foundation has issued registered depository receipts, nominal or par value Euro 0.50, to a number of institutional investors. The Stichting Foundation has five members, three of which are appointed by the shareholders, one of which is appointed by the holders of the depository receipts and one member by the Executive Board of the Company.

Item 7        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Although the Company's shares are issued and held in bearer form, the Company believes that the following entities own the following shares of its capital stock as of November 30, 2000:

                                                  Identity of
            Title of Class                       Person or Group              Amount Owned        Percent of Class
            --------------                       ---------------              ------------        ----------------
Ordinary Shares                            ING Groep N.V.                        7,343,162*              8.5%

                                           Supervisory Directors                      2,969                 -

Priority Shares                            Stichting Fort Ginkel                  30 shares            100.0%

Cummulative Financing Preference           Foundation Stichting                  20,000,000            100.0%
Shares                                     Administratiekantoor
                                           Preferente Aandelen Oce

Depositary Receipts representing           Rabobank Nederland                     6,000,000             30.0%
Cumulative Financing Preference            Participatie maatschappij B.V.
Shares
                                           Fortis N.V.                            6,000,000             30.0%

                                           ABP-PGGM Capital Holdings N.V.         6,000,000             30.0%

                                           ING Groep N.V.                         2,000,000             10.0%


* As of December 31, 2000 according to Schedule 13G as filed by ING Groep N.V. on February 14, 2001.

Item 8        FINANCIAL INFORMATION

The Company's Consolidated Financial Statements are set forth on pages F-1 through F-33.

Under the Articles of Association, the Company is required to pay to the holders of the Cumulative Protective Preference Shares, if issued, a dividend per share equal to the percentage of the amount paid on each Cumulative Protective Preference Share and which percentage is the average of the three month's EURIBOR (Euro Interbank Offerest Rate) - weighted according to the number of days during which such percentage was in force - increased or decreased by a premium or discount to at most two percentage points as fixed by the Executive Board with the approval of the Supervisory Board. After payment of the dividends on the Cumulative Protective Preference Shares, the Company is then required to pay a dividend to the holders of the Cumulative Financing Preference Shares equal to 6.26% of the amount paid on each Cumulative Financing Preference Share. This amount may be amended once every 8 years, and the current amount of 6.26% was established on May 31, 1996. After a dividend has been paid on the preference shares, the Company is then required to pay a dividend to the holders of the Priority Shares equal to 4% of the par value of these shares.
Finally, under the law of The Netherlands and under the Company's Articles of Association, after payment of dividends on the Priority Shares and the preference shares, the Company is then required to pay to the holders of Ordinary Shares a minimum cash dividend equal to 5% of the par value of these shares, divided pro rata among the outstanding Ordinary Shares. In addition, the Executive Board, with the approval of the Supervisory Board, may set aside in reserves part or all of the remaining annual profits to be paid as an additional dividend on the Ordinary Shares and, with the approval of the shareholders, may also pay an additional dividend out of paid in capital and retained earnings. With respect to the fiscal year 2000, the Company elected to pay a cash dividend per Ordinary Share equal to Euro 0,58 per share, which constituted 33,4% of the Company's net income for 2000. The Company retained the remaining amounts of the net income in order to preserve available financing for the future development of the Company.

Since November 1996 Oce and Siemens were involved in a lawsuit brought before a court in Florida relating to alleged violations infringement of antitrust laws. All parties concerned discontinued these proceedings in September 2000. The financial consequences of this settlement for Oce were negligible and have been included in the Consolidated Statements of Operations.

The Company through its subsidiaries is involved in several other legal proceedings relating to the normal conduct of its business. The Company does not expect any liability arising from these proceedings to have a material effect on its results of operations, liquidity, capital resources or financial position. The Company believes that it has provided for all probable liabilities.

Item 9        THE OFFER AND LISTING

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

The table below sets forth for the Company's periods indicated (a) the high and low sales prices of Oce's Ordinary Shares (expressed in Euros) on the Amsterdam Stock Exchange as reported by the "Officiele Prijscourant", the official daily newspaper of the Amsterdam Stock Exchange, and (b) the low bid and high asked prices of Oce ADSs (expressed in dollars) on The Nasdaq National Market.

                                                 Amsterdam Stock Exchange                     Nasdaq
                                                  Euro per Ordinary Share                    $ per ADS
                                          -----------------------------------    -----------------------------------
                                                      High               Low          High Asked            Low Bid
                                          ----------------    --------------     ---------------    ---------------
Annual highs and lows
1996                                                 22.44             10.85               28.56              14.75
1997                                                 30.11             20.42               33.50              29.75
1998                                                 40.93             18.47               45.13              22.25
1999                                                 35.00             14.00               40.25              15.25
2000                                                 18.90             11.55               17.75              12.00
Quarterly highs and lows
1999          First quarter                          35.00             23.25               40.25              26.12
              Second quarter                         28.65             22.75               29.75              24.50
              Third quarter                          26.70             18.90               30.00              20.50
              Fourth quarter                         20.35             14.00               21.75              15.25

2000          First quarter                          17.80             11.55               17.75              12.00
              Second quarter                         16.00             12.20               15.38              12.38
              Third quarter                          17.90             14.75               16.50              13.50
              Fourth quarter                         18.90             16.80               16.63              14.13
Monthly highs and lows
2000          June                                   17.90             14.75               16.38              13.50
              July                                   17.65             15.60               16.50              14.88
              August                                 16.90             15.10               15.50              13.75
              September                              18.80             16.80               16.00              14.63
              October                                18.90             16.90               16.63              14.13
              November                               18.35             17.05               15.75              14.63
2001          December                               18.85             16.30               16.50              15.25
              January                                18.45             16.25               17.19              15.50
              February                               18.90             17.05               17.50              15.75
              March                                  18.85             13.60               16.88              12.63

Item 10      ADDITIONAL INFORMATION

Memorandum and articles of association

Oce N.V. is organized under the corporation law of The Netherlands. The Company's objects are described in Article 2 of the Company's Articles of Association, an English translation of which has been filed as Exhibit 1 to this report. Any references to the Articles of Association should be read in conjunction with the Articles, as filed.

Directors

The Company is managed by a Board of Executive Directors, all of whom are employees of the Company, whose activities are generally supervised by a Board of Supervisory Directors, none of whom are employees of the Company.

In the event that an Executive Director is acting in his private capacity or has a conflicting interest with the Company, the Articles of Association require such Executive Director to be represented by a Supervisory Director or one of the other Executive Directors.

The number of Supervisory Directors and Executive Directors is determined from time to time by the holders of the Priority Shares. In addition, the holders of the Priority Shares have the right to make the binding nominations for Supervisory and Executive Directors, and the shareholders of the Company have the right to fill any vacancies on the Supervisory and Executive Boards, typically at the next annual general meeting of shareholders after the vacancy exists. In the case of binding nominations, the right of the holders of Priority Shares may be overruled by a vote of two-thirds of the votes cast which vote must be more than a majority of all votes which all shareholders are entitled to cast. At each annual general meeting of shareholders, at least one Supervisory Director must resign; however, a Supervisory Director who has not reached the age of 70 may be immediately re-appointed. Each member of the Board of Executive Directors will serve until resignation (which is agreed at the age of 62), death or removal, with or without cause, by the shareholders. Except on a proposal by the holders of the Priority Shares, no Supervisory or Executive Director may be removed without a vote of two-thirds of the votes cast which vote must be more than a majority of all votes which all shareholders are entitled to cast.

The remuneration of the Supervisory Board is fixed by the annual general meeting of shareholders, and the remuneration of the Executive Directors is fixed by the remuneration committee of the Supervisory Board.

Shares

As more fully described in "Share Ownership" under Item 6, the Company has four classes of stock: Ordinary Shares, Priority Shares, Cumulative Financing Preference Shares and Cumulative Protective Preference Shares. In addition, the Company has outstanding ADSs, which represent Ordinary Shares.

The requirements under the Articles of Association and the Company's related policy regarding the payment of dividends is set forth in "Financial Information" in Item 8.

Each class of stock has the following voting rights at the general meeting of shareholders:

             . Cumulative Protective Preference Shares -- Each holder has 1,000 votes per share;

             . Cumulative Financing Preference Shares -- Each holder has 1 vote per share;

             .  Priority Shares -- Each holder has 100 votes per share;

             .  Ordinary Shares -- Each holder has 1 vote per share.

The voting rights of the holders of the ADSs is described in "Share ownership" in Item 6.

Liquidation Rights

         In the event of liquidation of the Company, the assets remaining after payment of all debts, liquidation expenses and taxes are to be distributed in the following order of priority: to the holders of preference shares, if any, the nominal value of their shares, or in the case of not fully-paid shares, the amount paid thereon, plus any shortfall in dividends; to the holders of Priority Shares, the nominal value of their shares; and the residue, if any, to the holders of Ordinary Shares in proportion to the nominal value of the shares held by them.

Changes in the Rights of Shareholders

The Articles of Association may only be amended at any general meeting of shareholders by a majority of the votes cast, but only if the amendment has been proposed by the holders of the Priority Shares.

General Meetings of Shareholders

General meetings will be convened by the Executive Board not later than on the 15th day prior to such meeting. All holders of registered shares will be admitted after written notification to the Company and holders of bearer shares will be admitted by showing a voucher of deposit of the shares. The Company is required to hold an annual general meeting of shareholders within 5 months after the end of each fiscal year of the Company.

There are no limitations under Dutch law or in the Company's Articles of Association on the right of persons who are not citizens or residents in The Netherlands to hold or vote Ordinary Shares. See also "Share ownership" under item 6.

The Company's Articles of Association do not require shareholders to disclose their shareholdings. The Substantial Shareholders Notification Act (WMZ) however requires holders of voting securities of a corporation whose shares are listed on a Stock Exchange to notify the Stichting Toezicht Effectenverkeer (Dutch Securities Board) of the number of shares they hold if that number reaches exceeds or falls below specified thresholds. These thresholds are 5%, 10%, 25%, 50% and 66 2/3% of the Company's outstanding voting rights.

Repurchase by the Company of its Own Shares

         Subject to certain restrictions contained in Netherlands law and the Company's Articles of Association, the Board of Executive Directors may cause the Company to purchase its own fully-paid shares up to 10% of the outstanding shares of capital stock, based upon nominal value, at the time of purchase. Such purchases may be made only upon authorization of shareholders, which authorization is valid for at most eighteen months and must include the number and class of shares to be acquired, the way in which they may be acquired and the limits within which the purchase price may be determined.

Liability to Further Calls or Assessments

         All outstanding Ordinary Shares are, when issued and paid for, fully paid and non-assessable.

Issuance of Additional Shares

         Subject to approval of the Board of Supervisory Directors and the holders of Priority Shares, shares of the Company's authorized but unissued capital stock may be issued at such times and on such conditions as may be authorized by the shareholders at a general meeting or by the Executive Directors if authorized by the shareholders. Such authorization to the Board of Executive Directors may be given for a maximum period of five years.

         Except for certain issues of Ordinary Shares in a merger, in exchange for property or to employees, the holders of Ordinary Shares have preemptive rights with regard to Ordinary Shares to be issued, pro rata based on the number of their Ordinary Shares. Holders of Priority Shares and holders of preference shares have no preemptive rights in respect of any Ordinary Shares to be issued.

         Preemptive rights in respect of Ordinary Shares may be limited or precluded by resolution of a general meeting of shareholders. In the notice of the meeting, the reasons for the proposal and the intended issue price must be explained in writing. Preemptive rights may, subject to the approval of the Priority Shareholders and of the Board of Supervisory Directors, also be limited or precluded by the Board of Executive Directors by a resolution of a general meeting conferring such power for a maximum of five years. The power may from time to time be extended, but never for a period longer than five years.

Certificates for Shares and their Transfer

         Certificates evidencing Ordinary Shares are issuable only in bearer form. The ownership of bearer shares is transferred by delivery of the share certificates. Ownership of Priority Shares and preference shares are registered in a register maintained by the Executive Board.

Material contracts

Not applicable.

Exchange controls

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

Document on display

Copies of the documents concerning the Company referred to herein may be obtained by writing to the Secretary of the Company. In addition the annual report in Dutch as well in Englisch are available on request from the secretary of the Company. The annual report is also published on the Company's web site at: http://www.oce.com

Item 11      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information provided in this Item 11 may constitute "forward looking statements", which are discussed in Item 3.

As a global business, Oce faces market risks with respect to foreign exchange rates and interest rate risks. Financial instruments are used to hedge against the financial risks that are inherent to the Company's underlying commercial activities. The following analysis presents the hypothetical loss in earnings, cash flows, or fair value of the financial instruments and derivative instruments which were held by the Company at November 30, 2000 and 1999 and are sensitive to changes in interest rates, foreign exchange rates and commodity prices. The Company uses interest rate swaps and foreign-exchange hedge contracts to manage the primary market exposures associated with the underlying assets, liabilities, and anticipated transactions to reduce risk by offsetting market exposures. In the normal course of business, the Company also faces risks that are either non financial or non quantifiable, which principally include country risk and credit risk and are not represented in the following analyses.

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

The Company also attempts to offset the short-term consequences of foreign exchange fluctuations through an active currencies management policy. The Company has a central foreign exchange management policy and a selective foreign currency policy aimed at controlling operating income and investments held in foreign currencies. For this purpose, the Company uses a number of financial instruments, particularly forward foreign exchange contracts, which are listed in Note 21 to the Consolidated Financial Statements attached hereto. The contract value and the result of forward foreign exchange contracts as of November 30, 2000 and 1999, respectively, were:

     . For cash flows, in 2000, Euro 347.2 million and Euro -30.8 million, and in 1999, Euro 230.4 million and Euro -13.3 million; and

     . For investments, in 2000, Euro 442.5 million and Euro -5.3 million, and in 1999, Euro 317.3 million and Euro -8.4 million.

The following analysis presents the hypothetical loss on operating profit if the foreign currencies change compared with the Euro. Based on the Company's estimate of future foreign exchange rate development, it closes hedge contracts for 70 and 90 percent of anticipated intercompany sales for dollars and related currencies and Pound Sterling, respectively. With respect to all currencies other than the Euro in which intercompany sales are denominated, a 10% overall change (decrease) compared with the Euro will have a negative impact of Euro 4 million on operating profit assuming that no other measures will be taken for as protective measures against such a decrease.

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

Oce uses interest rate instruments to manage its risk related fixed and variable interest exposures, which are listed in Note 21 to the Consolidated Financial Statements attached hereto.. Oce's primary objective is to prevent a disparity between the portfolio of rentals and leases and the financing obtained by the Company to support the portfolio of the Company. Oce's goal is to achieve a ratio of 80% between the fixed-interest assets and liabilities. As of November 30, 2000 and 1999, the contract value/notional principal amount and the market value of interest rate instruments were as follows (in millions):

     . interest rate swap contracts: Euro 1,435.4 and Euro 9.4 (1999: Euro 1,493.5 and Euro 15.5);

     . interest rate cap contract: Euro nil and Euro nil (1999: Euro nil and Euro nil);

     . interest/foreign exchange swap: Euro nil and Euro nil (1999: Euro nil and Euro nil);

     . interest swap option: Euro nil and Euro nil (1999: Euro 4.5 and Euro - 0.2).

The following analysis presents the hypothetical loss in earnings of those financial instruments and derivative instruments held by the Company at November 30, 2000 which are sensitive to changes in interest rates. The aggregate hypothetical loss in earnings on an annual basis on all financial instruments and derivative instruments that would have resulted from a hypothetical increase of 10 percent, sustained for one year, is estimated to be Euro 1.2 million.

Other risk

The Company is also exposed to risk due to fluctuations of the purchase price of paper. This risk typically has a limited effect on the Company's gross margin because the cost increases are passed on to customers via sales price increases.

Since January 1, 1999, Oce has been in a position to conclude contracts in Euros. Some of the Company's operating subsidiaries continue to account for revenue in local currencies. The Company has prepared a conversion program if they decide to switch to Euros. In general Oce is ready to use the Euro as a currency in any form.

Credit risks are reduced by doing business solely with financial institutions which have a high credit rating, with fixed limits being applicable to each institution.

Item 12      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

             Not applicable

PART II

Item 13      DEFAULTS, DIVIDEND ARREARAGES AND DELINGUENCIES

None.


Item 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15

Reserved.

Item 16

Reserved.

Part III

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

             Schedule:
             Valuation and qualifying accounts
             See also "Table of Contents to Consolidated Financial Statements" on page F-1.

(b) The following exhibits are being filed as part of this annual report:

             1             Articles of Association as confirmed by notarial deed
                           as of April 9, 1999 (English translation).
             8             Subsidiaries of Oce N.V.
             10            Pages 8 through 50, 87 through 89 and 94 through 95
                           from the Annual Report 2000, which have been modified and translated into English from Dutch, are incorporated herein by reference.

                           OCE N.V. AND SUBSIDIARIES



            TABLE OF CONTENTS TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                       Page
      Report of Independent Auditors                                                   F-2

      Consolidated Statements of Operations for the years ended November 30,
      1998, 1999 and 2000                                                              F-3

      Consolidated Balance Sheets as of November 30, 1999 and 2000                     F-4

      Consolidated Statements of Cash Flows for the years ended November 30,
      1998, 1999 and 2000                                                              F-6

      Notes to Consolidated Financial Statements                                       F-8

      Schedule:

      II Valuation and qualifying accounts as of November 30, 1998, 1999 and 2000      F-34

                      REPORT OF THE INDEPENDENT AUDITORS

To the Board of Directors of Oce N.V.:

In our opinion, the accompanying consolidated financial statements listed in the index appearing on F-3 to F-34 present fairly, in all material respects, the financial position of Oce N.V. and its subsidiaries at November 30, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2000 in conformity with accounting principles generally accepted in the Netherlands (which differ in certain material respects from generally accepted accounting principles in the United States of America - see Note 23). These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 23 to the accompanying consolidated financial statements, the Company has restated its US GAAP reconciliation of its financial statements for the years ended November 30, 1999, and 1998.

PricewaterhouseCoopers N.V.

Eindhoven, the Netherlands
January 29, 2001

                            OCE N.V. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                            Years ended November 30,
                                                                            ------------------------
                                                              1998             1999              2000             2000
                                                              ----             ----              ----             ----
                                                                  (in thousands except per share amounts)
                                                              Euro             Euro              Euro                $
Net sales                                                1,646,185        1,647,233         1,892,829        1,645,625
Rentals and service                                      1,016,506        1,091,050         1,215,612        1,056,853
Interest from financial leases                              89,853          100,142           115,491          100,408
                                                      ------------     ------------      ------------     ------------
Total revenues                                           2,752,544        2,838,425         3,223,932        2,802,886

Cost of sales                                              914,440          907,113         1,072,521          932,450
Cost of rentals and service                                668,007          716,299           802,302          697,521
                                                      ------------     ------------      ------------     ------------
Gross margin                                             1,170,097        1,215,013         1,349,109        1,172,915

Selling expenses                                           621,038          656,823           707,366          614,984
Research and development expenses                          170,112          174,380           190,059          165,237
General and administrative expenses                        133,747          135,685           169,321          147,208
                                                      ------------     ------------      ------------     ------------
                                                           924,897          966,888         1,066,746          927,429
                                                      ------------     ------------      ------------     ------------
Operating income                                           245,200          248,125           282,363          245,486

Financial expense (net) (Note 17)                           61,018           58,989            60,702           52,774
                                                      ------------     ------------      ------------     ------------
Income before income taxes, equity in
income of unconsolidated companies
and minority interest                                      184,182          189,136           221,661          192,712

Income taxes (Note 16)                                      53,446           54,912            67,166           58,394

Income before equity in income of
unconsolidated companies and minority interest             130,736          134,224           154,495          134,318

Equity in income of unconsolidated companies                   820              376               229              199
                                                      ------------     ------------      ------------     ------------
Income before minority interest                            131,556          134,600           154,724          134,517

Minority interest in net income of subsidiaries              2,507            2,675             2,983            2,593
                                                      ------------     ------------      ------------     ------------

Net income before exceptional items                        129,049          131,925           151,741          131,924

Exceptional items (net of tax)                                   -          -55,250                 -                -
                                                      ------------     ------------      ------------     ------------

Net income                                                 129,049           76,675           151,741          131,924

Dividend preference shares                                   3,551            3,551             3,551            3,088
                                                      ------------     ------------      ------------     ------------
Net income attributable to holders of
ordinary shares                                            125,498           73,124           148,190          128,836

Basic earnings per ordinary share                             1.53             0.88              1.76             1.53
                                                      ============     ============      ============     ============
Net income in accordance
with US GAAP (Note 23, restated)                           109,654           74,434           108,874           94,653
                                                      ============     ============      ============     ============
Earning per ordinary

share in accordance with US GAAP (Note 23)
     Basic (restated)                                         1.29             0.86              1.25             1.08
                                                      ============     ============      ============     ============
     Diluted (restated)                                       1.27             0.85              1.23             1.07
                                                      ============     ============      ============     ============

All figures of 1998 are restated in Euros.

                See Notes to Consolidated Financial Statements.

                           OCE N.V. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                                November 30,
                                                                ------------
                                                  1999             2000             2000
                                                  ----             ----             ----
                                                              (in thousands)
                                                  Euro             Euro                $

A S S E T S

CURRENT ASSETS:
    Cash and cash equivalents (Note 2)          36,854           21,125           18,366
    Prepaid expenses                            20,224           27,693           24,076
    Accounts receivable (Note 3)             1,106,347        1,226,788        1,066,570
    Inventories (Note 4)                       395,342          442,409          384,630
                                           -----------      -----------      -----------
    Total current assets                     1,558,767        1,718,015        1,493,642


FIXED ASSETS:

    Property, plant and equipment
    (Notes 5 and 14)                           449,808          445,492          387,310
    Rental copying equipment (Note 6)          257,198          233,475          202,983
                                           -----------      -----------      -----------
    Tangible fixed assets - net                707,006          678,967          590,293

    Unconsolidated companies                     4,367            4,321            3,757
    Financial lease receivables (Note 7)       624,151          732,283          636,647
    Other long term assets                      21,837           21,897           19,037
                                           -----------      -----------      -----------

       Total fixed assets                    1,357,361        1,437,468        1,249,734
                                           -----------      -----------      -----------

       TOTAL ASSETS                          2,916,128        3,155,483        2,743,376
                                           ===========      ===========      ===========


                See Notes to Consolidated Financial Statements.

                            OCE N.V. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                                                       November 30,
                                                                                       ------------
                                                                         1999             2000             2000
                                                                         ----             ----             ----
                                                                      (in thousands except share amounts)
                                                                         Euro             Euro                $
CURRENT LIABILITIES:
    Borrowings under bank lines of credit                              51,167           15,914           13,836
    (Note 8)
    Short term borrowings (Note 8)                                    178,444          201,397          175,095
    Current portion of long term debt (Note 10 and 11)                 73,189          148,664          129,249
    Accounts and notes payable
       Trade                                                          159,791          167,834          145,915
       Value added taxes, social security
       and other taxes payable                                         58,304           54,950           47,773
       Pension liabilities                                              1,227            2,495            2,169
       Dividend                                                        15,195           40,326           35,059
       Other                                                           55,385           56,613           49,219
    Income taxes (Note 16)                                               -425           -9,139           -7,945
    Accrued liabilities
       Salaries and payroll taxes                                     133,084          144,432          125,569
       Other                                                          124,958          118,083          102,661
    Deferred income (Note 9)                                           41,067           50,150           43,600
                                                                    ---------        ---------        ---------
       Total current liabilities                                      891,386          991,719          862,200
                                                                    ---------        ---------        ---------
LONG TERM DEBT:
    Subordinated debenture bonds (Note 10)                             10,011                -                -
    Other (Note 11)                                                   874,245          853,577          742,100
                                                                    ---------        ---------        ---------
       Total long term debt                                           884,256          853,577          742,100
                                                                    ---------        ---------        ---------
LONG TERM LIABILITIES (PROVISIONS):
    Deferred income taxes (Note 16)                                    31,728           31,376           27,278
    Self insurance franchise                                            1,815            1,815            1,578
    Retirement benefits and severance payments                        160,441          188,096          163,531
    Development credits                                                 2,799              142              123
    Reorganization provision                                           60,628           27,776           24,149
    Other                                                              22,957           29,669           25,794
                                                                    ---------        ---------        ---------
       Total long term liabilities (provisions)                       280,368          278,874          242,453
                                                                    ---------        ---------        ---------
COMMITMENTS AND CONTINGENT LIABILITIES
    (Note 13)

MINORITY INTEREST                                                      42,213           41,868           36,400

SHAREHOLDERS' EQUITY (Note 12):

    Priority shares                                                         2                2                1
       (30 with a nominal or par value(a)50)
    Ordinary shares (86,674,380)                                       42,225           43,337           37,677
       with a nominal or par value(a)0.50)
    Financing Preference shares
    (20,000,000 with a nominal or par value(a)0.50)                    10,000           10,000            8,694
    Paid-in capital                                                   502,695          505,387          439,384
    Revaluation account                                                27,597           27,091           23,553
    Legal reserve                                                       1,734            1,750            1,522
    Retained earnings                                                 266,052          374,482          325,575
    Accumulated translation adjustment                                -32,400           27,395           23,817
                                                                    ---------        ---------        ---------
       Total shareholders' equity                                     817,905          989,445          860,223
                                                                    ---------        ---------        ---------
       TOTAL LIABILITIES &
           SHAREHOLDERS'EQUITY                                      2,916,128        3,155,483        2,743,376
                                                                    =========        =========        =========

                See Notes to Consolidated Financial Statements.

                           OCE N.V. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                Years ended November 30,
                                                              1998             1999              2000             2000
                                                              ----             ----              ----             ----
                                                                                  (in thousands)
                                                              Euro             Euro              Euro                $
CASH AND CASH EQUIVALENTS, BEGINNING
OF YEAR                                                     28,095           18,294            36,854           32,041

CASH FLOW FROM OPERATING ACTIVITIES:
    Net income                                             129,049           76,675           151,741          131,924
    Adjustments to reconcile net income to
    cash flow generated by operating activities:
    Depreciation                                           171,305          187,379           194,487          169,087
    Additions to rental copying equipment                 -168,129         -167,830          -179,474         -156,035
    Proceeds from sale of rental copying equipment          55,444           61,299            99,564           86,561
    Financial lease receivables                            -50,334          -17,591           -46,573          -40,490
    Equity in income of unconsolidated companies              -522             -190                -5               -4
    Increase in long term liabilities (provisions)         -20,229           66,953           -27,124          -23,582
    Net change in other working capital accounts *         -39,890         -153,325          -153,460         -133,419
                                                          --------         --------          --------         --------
    Total cash flow from operating activities               76,694           53,370            39,156           34,042

CASH FLOW FROM INVESTING ACTIVITIES:
    Additions to property, plant and equipment            -113,042         -115,227          -114,309          -99,380
    Other investments                                       -2,120            1,408               283              246
    Proceeds from sale of property, plant
    and equipment                                           25,959           34,205            49,630           43,148
    Investment grants released related to
    property, plant and equipment                              -53                -                 -                -
    Acquisition of unconsolidated companies                 -1,021             -117               -85              -74
    Movement from unconsolidated companies to
    consolidated companies                                       -             -729               534              464
    Proceeds from disposition of unconsolidated
    companies                                                1,404                -                 6                6
    Acquisition net asset value (net of cash)                7,277           -4,797             7,677            6,674
    Goodwill (Note 1 and Note 21)                          -69,442           -5,088            -1,667           -1,449
                                                        ----------       ----------         ---------        ---------
    Total cash flow from investing activities             -151,038          -90,345           -57,931          -50,365

CASH FLOW FROM FINANCING ACTIVITIES:
    Proceeds from long term debt                           170,381          141,541           195,579          170,036
    Repayment of long term debt                            -42,304         -130,256          -231,059         -200,883
    Borrowings and current portion
    of long term debts                                     -44,740           82,145            63,175           54,924
    Issue of new shares                                     16,368                -                 -                -
    Purchase of shares                                     -13,619          -11,739               -74              -64
    Dividends paid                                         -45,209          -48,032           -19,108          -16,612
    Optional dividend                                       23,985           28,035             2,685            2,334
    Increase (decrease) in minority interest                  -560            1,907              -344             -299
    Other                                                     -242             -102            -1,992           -1,732
                                                        ----------       ----------         ---------        ---------
    Total cash flow from financing activities               64,060           63,499             8,862            7,704

    Effect of exchange rate changes                            483           -7,964            -5,816           -5,056

CASH AND CASH EQUIVALENTS, END OF YEAR                      18,294           36,854            21,125           18,366

    All figures of 1998 are restated in Euros.

                See Notes to Consolidated Financial Statements.

    *See details on next page

                           OCE N.V. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                  Years ended November 30,
                                                              1998             1999              2000             2000
                                                              ----             ----              ----             ----
                                                                                     (in thousands)
                                                              Euro             Euro              Euro                $
SPECIFICATION OF NET CHANGE IN OTHER
WORKING CAPITAL ACCOUNTS:
    Inventories                                              1,857          -21,863           -43,557          -37,869
    Accounts receivable
    (excluding Financial leases)                           -18,147         -102,684           -67,534          -58,714
    Financial leases                                       -68,243          -49,823           -40,870          -35,532
    Prepaid expenses                                        -9,386            6,509            -7,469           -6,494
    Trade accounts payable                                  12,768           -2,151             7,419            6,450
    Income taxes                                            16,405          -21,204            -8,714           -7,576
    Value added taxes, social security
    and other taxes payable                                  6,300           12,537            -3,353           -2,915
    Pension liabilities                                     -1,074             -127             1,268            1,102
    Other liabilities                                        5,528           -7,672             1,196            1,040
    Accrued liabilities                                     16,622           35,678              -929             -808
    Deferred income                                         -2,520           -2,525             9,083            7,897
                                                         ---------       ----------        ----------       ----------
                                                           -39,890         -153,325          -153,460         -133,419



    Supplemental cash flow information:

    Income taxes paid                                       26,947           21,224            64,565           56,133
    Interest received                                       30,452           43,818            55,698           48,424



    Non cash transactions:

    Non cash stock dividend                                 23,984           28,035             2,685            2,335
    Conversion of convertible bonds into
    share capital                                          -14,481           -2,093            -3,805           -3,308
    Converted into share capital                            14,481            2,093             3,805            3,308

    All figures of 1998 are restated in Euros.

                See Notes to Consolidated Financial Statements

                           OCE N.V. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   Summary of significant accounting principles

     The accompanying Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the Netherlands. These accounting principles differ in certain material respects from accounting principles generally accepted in the United States of America ("US GAAP"). For a description of the significant differences and the related approximate effect on the Consolidated Financial Statements, see Note 23 to Consolidated Financial Statements. Amounts in the accompanying Consolidated Financial Statements have been stated in Euro, the currency of the Netherlands, the country in which Oce N.V. is incorporated.

     The dollar amounts at November 30, 2000 and for the period then ended have been presented solely for the convenience of readers of these financial statements in the United States and have been translated from Euros at the rate of $ 0.8694 per Euro 1, the Noon Buying Rate on November 30, 2000. Such translation should not be construed as a representation that the Euro amounts could be converted into dollars at this or any other rate.

     Previously presented financial statements, which were denominated in Dutch guilders, have been translated for comparison reasons into Euros using the irrevocably fixed conversion rate applicable since January 1, 1999 (Euro 1 = NLG 2.20371).

     New accounting principles applied

     Compared to the previous financial year, the accounting principles used for the calculation of deferred taxation on land have been changed due to the introduction of international legislation. In the past no provision was made for deferred tax liabilities relating to the difference between the valuation for commercial purposes and that for tax purposes. Since this difference mainly stems from commercial revaluations made in previous years, the costs of this change have largely been charged to the Revaluation reserve.

     Proposed changes in accounting principles

     With effect from the new financial year goodwill paid upon acquisitions will be capitalized and written off over its expected lifetime, subject to a maximum of 20 years. Previously goodwill was charged direct to Shareholders' equity. In addition, both the external and internal costs of the development of software for internal operational use will be capitalized and included under intangible fixed assets provided that these systems comply with success criteria. Both these changes have been made in order to comply with international legislation.

     Principles of consolidation

     The Consolidated Financial Statements include the accounts of the parent company, Oce N.V., and its subsidiaries (the "Company"). An entity is regarded as a subsidiary if Oce directly or indirectly holds a majority controlling interest in it. Investments in unconsolidated companies, in which the Company has an investment of between 20% - 50% and has no controlling interest, are accounted for by the equity method. For names of unconsolidated companies see pages 88 and 89 of Oce Annual Report 2000 which are incorporated herein by reference. Intercompany profits and account balances have been eliminated in consolidation.

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

     Replacement value

     Valuations of property, plant and equipment are based on replacement value or on the value to the business (current value), whichever is lower. Replacement value takes into account the nature and location of the asset, technological considerations, and price index figures. The revaluations are verified periodically by knowledgeable independent appraisers. Property, plant and equipment included in the categories "Other fixed assets" and "Fixed assets not in production process" are not revalued.

     Adjustments for replacement value are credited or charged to shareholders' equity (revaluation account) after providing for deferred taxes.

     Rental copying equipment

     These are valued at historical manufacturing costs plus appropriate indirect costs.

     Inventories

     Inventories are shown in the Consolidated Balance Sheets at the lower of cost, in accordance with the first-in first-out method, or market. Adequate allowances have been made for obsolescence.

     Investments in unconsolidated companies

     Investments in unconsolidated companies are included at acquisition cost plus equity in undistributed earnings as determined by the of valuation applied in these Consolidated Financial Statements. Permanent impairment valuations are taken into consideration.

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

2.       Cash and cash equivalents

         Cash and cash equivalents include time deposits of Euro 5.1 million and Euro 5.7 million at November 30, 1999 and 2000, respectively. For the purpose of the Consolidated Statements of Cash Flows, prepared in accordance with FAS 95, the Company considers all highly liquid instruments with an original maturity date of three months or less as cash equivalents.

3.       Accounts receivable

         Accounts receivable consist of the following:

                                                             November 30,
                                                             -----------
                                                        1999             2000
                                                        ----             ----
                                                            (in thousands)

                                                        Euro             Euro

              Trade accounts receivable             634,529           696,344
              Discounted trade bills                   -714              -424
              Lease receivables                     402,165           443,035
              Other                                  70,367            87,833
                                                  ---------      ------------
              Total                               1,106,347         1,226,788
                                                  =========      ============

         Allowances for doubtful accounts totaling Euro 45.8 million and Euro
         52.8 million at November 30, 1999 and 2000, respectively, have been deducted from the respective accounts receivable.

4.       Inventories

         Inventories consist of the following:

                                                                November 30,
                                                                -----------
                                                             1999         2000
                                                             ----         ----
                                                               (in thousands)

                                                             Euro         Euro

         Raw materials and other materials                34,633         37,075
         Semi-finished products and spare parts          124,447        129,279
         Finished products and trade stock               236,262        276,055
                                                         -------        -------
         Total                                           395,342        442,409
                                                         =======        =======

5.   Property, plant and equipment

     Property, plant and equipment consists of the following:

                                                                                                     Fixed
                                                                                      Under         assets
                                                                               construction         not in
                                    Property     Production    Other fixed         and pre-     production
                                   and plant       machines         assets         payments        process          Total
                                   ---------     ----------    -----------     ------------     ----------          -----

                                                                    (in thousands)

                                        Euro           Euro           Euro             Euro           Euro           Euro
1999
Replacement value                    340,144        375,539        346,832           36,142          4,608      1,103,265
Accumulated depreciation             136,952        282,124        231,997                7          2,377        653,457
                                   ---------     ----------    -----------     ------------     ----------      ---------
Book value at
November 30, 1999                    203,192         93,415        114,835           36,135          2,231        449,808
                                   =========     ==========    ===========     ============     ==========      =========

2000
Replacement value                    331,903        396,911        376,203           51,095          3,127      1,159,239
Accumulated depreciation             145,151        301,218        265,409            1,154            815        713,747
                                   ---------     ----------    -----------     ------------     ----------      ---------
Book value at
November 30, 2000                    186,752         95,693        110,794           49,941          2,312        445,492
                                   =========     ==========    ===========     ============     ==========      =========



6.   Rental copying equipment

     Rental copying equipment consists of the following:

                                                       November 30,
                                                1999              2000
                                                ----              ----
                                                     (in thousands)

                                                Euro              Euro

     Cost                                    588,924           596,304
     Accumulated depreciation                331,726           362,829
                                           ---------       -----------
     Book value                              257,198           233,475
                                           =========       ===========

7.       Financial lease receivables

         Financial lease receivables can be specified as follows:

                                                                      November 30,

                                                                1999              2000
                                                                ----              ----
                                                                     (in thousands)
                                                                Euro              Euro
         Financial lease receivables                       1,209,841         1,393,930
         Less:  Allowance for uncollectibility                -8,648           -13,247
         Less:  Current lease receivables                   -402,165          -443,035
         Less:  Unearned income                             -213,851          -238,417
         Plus:  Residual value                                38,974            33,052
                                                           ---------         ---------
         Total                                               624,151           732,283
                                                           =========         =========

8.     Borrowings under bank lines of credit and short term borrowings

         Borrowing facilities at November 30, 2000 amounted to Euro 915.7 million for the parent company and its Dutch subsidiaries. At November 30, 2000 an amount of Euro 102.7 million was utilized, bearing interest at 4.8%; such rate at November 30, 1999 was 3.0%. The weighted average interest rate, based on balances outstanding at the end of each quarter, amounted to 3.7% per annum in 2000.

         The borrowing facilities for the subsidiaries outside of the Netherlands, which totaled Euro 207.7 million, at November 30, 2000 consist of credit lines and call and time deposits. These facilities are denominated in various currencies, mainly local, and are guaranteed in most cases by the parent company. At November 30, 2000 the used portion of these credits amounted to Euro 114.6 million. The borrowing facilities bear interest at floating rates which ranged from 0.6% to 14% at November 30, 2000; such rates at November 30, 1999 ranged from 1.9% to 16.5%. The weighted average interest rate, computed as above, amounted to 5.6% in 2000. A portion of the floating rate borrowings has been swapped into fixed interest rate borrowings (see Note 21).

         A summary of borrowings based upon quarterly balances under the above facilities follows:

                                                           Years ended November 30,
                                                           ------------------------
                                                      1998          1999         2000
                                                      ----          ----         ----
                                                                  (in millions)
                                                      Euro          Euro         Euro
         Average amount outstanding                  197.6         230.1        229.4
         Maximum amount outstanding                  312.7         273.3        239.5
         Weighted average interest rate
             Year ending November 30                   5.4%          4.2%         4.8%
             At November 30                            4.4%          5.5%         5.7%


         Commitment fees of approximately Euro 1.0 million were paid for unused credit facilities in 2000 (1999 Euro 0.3 million and 1998 Euro 0.4 million).

9.       Deferred income

         These amounts represent advance billings related to rental and maintenance contracts for copying equipment.

10.      Subordinated debenture bonds

         Subordinated loans consist of the following:

                                                             November 30,
                                                             ------------
                                                            (in thousands)

                                                          1999          2000
                                                          ----          ----
                                                          Euro          Euro

         Convertible guilder debenture bonds, 4.75%      10,011            -
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

         During the financial year 2000 for an amount of Euro 3.7 million of these bonds were converted into 345,503 shares of common stock.

         An amount of Euro 6,311 thousands related to these subordinated debenture bonds has been classified under `Current portion of long term debt' as repayment has to take place in FY 2001.

         The conversion price will be adjusted (inter alia) in case of a rights issue below market price with pre-emptive rights for existing shareholders and if a share distribution is made out of reserves or in the form of a dividend. The maximum aggregate principal repayment applicable to these bonds and loans for the coming years are as follows (in thousands):

         Years ending November 30,                Euro
         -------------------------
         2001                                           -
                                                  -------
         Total                                          -
                                                  =======

11.      Other long term debt


         Other long term debt consists of the following:                                                     November 30,
                                                                                                             ------------
                                                                                                      1999                 2000
                                                                                                      ----                 ----
                                                                                                           (in thousands)
         LOANS                                                                                       Euro                  Euro
         In U.S. Dollars, average interest of 6.0% and 6.9% maturing through 2005                   55,791 **           100,949 **
         In Guilders, average interest of 6.5% and 6.6%, maturing through 2013                     539,091 *            534,553 *
         In French Francs, average interest of 3.6% and 4.9%,
         maturing through 2004                                                                      46,497 **            44,258
         In German Marks, average interest of 3.7%, maturing through 2000                               19                    -
         In Belgian Francs, average interest of 0.0%, maturing through 2002                             10                   10
         In Norwegian Crowns, average interest of 6.2% and 6.9% and 0.0%,
         maturing through 2005                                                                      25,498               35,707
         In Spanish Pesetas, average interest 5.0% and 5.0%
         maturing through 2004                                                                       3,258 **             2,086
         In Swedish Crowns, average interest 3.5% and 3.6%
         maturing through 2004                                                                      14,871 **             8,662 **
         In Czech Crowns, average interest of 5.4% maturing through 2004                                 -                1,915
         In Swiss Francs, average interest 2.2% and 2.7%,
         maturing through 2004                                                                      89,575               67,320  ***
         In Australian Dollars, average interest 5.5% and 6.4%,
         maturing through 2004                                                                       3,287                1,392
         In Hong Kong Dollars, average interest 7.0% and 6.8%,
         maturing through 2005                                                                       2,038                1,484
         In Euro, average interest 3.7% and 4.2%, maturing through 2005                             85,600              116,077  **
         In Pound Sterling, average interest 5.9% and 6.3%,
         maturing through 2005                                                                      61,807               66,381
         In Danish Crowns, average interest 3.8%, maturing through 2000                              1,479                    -
         In Finnish Marks, average interest 3.4%, maturing through 2000                              2,304                    -
         In Singapore Dollars, average interest 4.2% and 4.2%, maturing through 2005                   948                  527
         In South African Rand, average interest 12.1% and 11.2%,
         maturing through 2005                                                                       1,013                  583
         Convertible guilder debenture bond to Company Personnel,
         average interest of 4.6% and 4.7%, maturing through 2007                                    6,955                8,145
         Capitalized lease obligations, average interest of 5.4% and 5.9%,
         maturing through 2005                                                                       7,393                5,881
                                                                                             -------------        -------------
         Total other long term debt                                                                947,434              995,930
         Current portion                                                                            73,189              142,353
                                                                                             -------------        -------------
         Total long term portion                                                                   874,245              853,577
                                                                                             =============        =============

         * The fixed interest rates of the Euro loans have been fully swapped into variable interest rates (see Note 21).

         ** The variable interest rates of this loan have been swapped into fixed interest rates for 100% of the notional principal amount (see Note 21).

         *** The variable interest rates of this loan have been swapped into fixed interest rates for 50% of the notional principal amount (see Note 21).

         Aggregate principal repayments applicable to these borrowings for the next years are as follows (in thousands):

         Years ending November 30,                               Euro
         -------------------------                               ----

         2001                                                   142,354
         2002                                                   119,045
         2003                                                    72,410
         2004                                                   219,163
         2005                                                   106,106
         Thereafter                                             336,852
                                                                -------
         Total                                                  995,930
                                                                =======

                                      F 17

     12.  Shareholders' equity

          The changes in shareholders' equity are summarized below:

                                                                 Financing Preference and Ordinary Shares
                                                                 ----------------------------------------
                                                                             (in thousands)
                                                                                                                          Total
                                          Financing                          Revalu-                       Accumulated    Share-
                                          Preference  Ordinary     Paid in    ation     Legal    Retained  Translation    holders
                                              shares    shares     capital   Account  reserve    earnings  adjustment     equity
                                          ---------- ---------     -------   -------  -------    --------  ----------     ------
                                              Euro           Euro     Euro      Euro     Euro        Euro         Euro       Euro

Balance November 30, 1997                    9,076      36,615(a)  476,288    38,160    1,014     198,871      -60,837    699,187

Net income                                       -           -           -         -        -     129,049            -    129,049
Transfer                                         -           -           -         -      466        -466            -          -
Dividends (c)                                    -           -           -         -        -     -44,753            -    -44,753
Revaluation of property, plant, equipment        -           -           -    -7,470        -           -            -     -7,470
Conversions of convertible loans                 -         883      29,967         -        -           -            -     30,850
Optional stock dividend (b)                      -         246        -246         -        -      23,985            -     23,985
Purchase of shares                               -           -           -         -        -     -10,916            -    -10,916
Cost of purchase of shares                       -           -           -         -        -      -2,703            -     -2,703
Foreign currency translations                    -           -           -    -1,266        -           -      -20,390    -21,656
Goodwill                                         -           -           -         -        -     -69,442            -    -69,442
Other                                            -           -           -      -242        -           -            -       -242
                                          --------     -------    --------   -------   ------    --------      -------  ---------
Balance November 30, 1998                    9,076      37,744(a)  506,009    29,182    1,480     223,625      -81,227    725,889

Net income                                       -           -           -         -        -      76,675            -     76,675
Transfer                                         -           -           -         -      254        -254            -          -
Dividends (c)                                    -           -           -         -        -     -45,202            -    -45,202
Conversions of convertible loans                 -          89       2,004         -        -           -            -      2,093
Optional stock dividend (b)                      -         518        -518         -        -      28,035            -     28,035
Redenomination in Euros                        924       3,876      -4,800         -        -           -            -          -
Purchase of shares                               -           -           -         -        -     -11,633            -    -11,633
Costs of purchase of shares                      -           -           -         -        -        -106            -       -106
Foreign currency translations                    -           -           -    -1,482        -           -       48,827     47,345
Goodwill                                         -           -           -         -        -      -5,088            -     -5,088
Other                                            -           -           -      -103        -           -            -       -103
                                          --------     -------    --------   -------   ------    --------      -------  ---------
Balance November 30, 1999                   10,000      42,227(a)  502,695    27,597    1,734     266,052      -32,400    817,905

Net income                                       -           -           -         -        -     151,741            -    151,741
Transfer                                         -           -           -         -       16         -16            -          -
Dividends (c)                                    -           -           -         -        -     -53,080            -    -53,080
Revaluation of property, plant, equipment        -           -           -    -1,992        -           -            -     -1,992
Conversions of convertible loans                 -         180       3,625         -        -           -            -      3,805
Optional stock dividend (b)                      -         933        -933         -        -      11,526            -     11,526
Costs of purchase of shares                      -           -           -         -        -         -74            -        -74
Foreign currency translations                    -           -           -     1,486        -           -       59,795     61,281
Goodwill                                         -           -           -         -        -      -1,667            -     -1,667
Other                                            -           -           -                  -           -            -          -
                                          --------     -------    --------   -------   -------   --------      -------  ---------
Balance November 30, 2000                   10,000      43,340(a)  505,387    27,091    1,750     374,482       27,395    989,445

     (a) These amounts include Euro 1,500, representing the nominal value of 30 priority shares of Euro 50.
     (b)  Amounts relate to stock dividend which are estimated.
          (Estimation in 1998: Euro 14,430, in 1999: Euro 17,511 and in 2000:
          Euro nil)
     (c)  Dividends per ordinary shares have been Euro 0.50, Euro 0.50 and Euro
          0.58 (rounded) for respectively 1998, 1999 and 2000. The dividend of cumulative financing preference shares is included in 1998, 1999 and 2000.
     The revaluation account and the legal reserve are established according to Dutch Company Law and are generally unavailable for distribution.

                                             1998                         1999                          2000
                                             ----                         ----                          ----
                                  Financing                    Financing                      Financing
                                 Preference        Ordinary   Preference       Ordinary      Preference       Ordinary
Number of shares                     shares          shares       shares         shares          shares         shares
----------------                 ----------     -----------   ----------     ----------      ----------     ----------
Balance at beginning of period   20,000,000      80,686,176   20,000,000     83,173,250      20,000,000     84,450,154

Conversion of convertible loans           -       1,322,959            -        195,288               -        359,218
Share issue                               -         621,916            -              -               -              -
Stock dividend                            -         542,199            -      1,081,616               -      1,865,008

----------------------------------------------------------------------------------------------------------------------

   Balance at end of period      20,000,000      83,173,250   20,000,000     84,450,154      20,000,000     86,674,380
                                 ==========      ==========   ==========     ==========      ==========     ==========

     Convertible loans consist of convertible guilder debenture bonds (see Note
     10) and a convertible guilder debenture bond to Company personnel (see Note
     11).

     Repurchased number of ordinary shares            1999                2000
     -------------------------------------            ----                ----

     Balance beginning of the year                 449,840           1,149,840
     Repurchased                                   700,000                   -
                                                ----------           ---------
     Balance end of the year                     1,149,840           1,149,840
                                                ==========           =========

     The repurchased ordinary shares are relating to the Stock Option Plan.

     Certain information regarding the various classes of shares at November 30, 2000 is as follows:

                                                                    Nominal value           Voting rights per
                                             Authorized shares      per share in Euro             share
                                             -----------------      -----------------       --------------
     Priority shares                                     30                  50                   100
     Ordinary shares                            145,000,000                0.50                     1
     Financing preference shares                 30,000,000                0.50                     1
     Protective preference shares                   175,000                 500                 1,000

     Priority shares

     All priority shares are issued and outstanding. They are held by Foundation Fort Ginkel, Venlo, the Netherlands, the directors of which are: H.B. van Liemt (Chairman), R.L. van Iperen and M. Ververs.

                                      F 19

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

     Protective Preference Shares

     Since 1979 the Company has been subject to an irrevocable obligation to issue to the Lodewijk Foundation, headquartered in Venlo, protective preference shares upon the request of said Foundation. This obligation currently relates to a number of protective preference shares having a number of votes almost equal to the total number of votes of the ordinary shares and financing preference shares of the Company outstanding at the time of such request. The Directors of the Lodewijk Foundation are:
     J.J.C. Alberdingk Thijm (Chairman), J.M.M. Maeijer, Th. Quene, N.J. Westdijk, H.B. van Liemt and R.L. van Iperen.

                                      F 20

     13.  Commitments and contingent liabilities

         The Company is contingently liable for the following items:

                                                              November 30,
                                                              ------------
                                                           1999           2000
                                                           ----           ----
                                                              (in millions)
                                                            Euro          Euro

     Government development credits and related
      surcharges depending on the commercial
      success of related development projects for which
      these credits have been granted                       48.2          50.1
     Guarantee commitments                                   2.6           3.6
     Recourse liabilities in respect of bills discounted     0.7           0.4
     Collateral security for liabilities                     0.4           1.2

     In the ordinary course of business, the Company has incurred commitments pursuant to terms of leases and other contracts such as those for capital expenditures.

     Repurchase commitments of Euro 9.6 million (1999: Euro 8.8 million) exist on the lease contracts with third parties. As a result of these commitments the machines have to be sold again upon their return. The estimated market value is higher than the repurchase commitment.

14.  Capital leases

     The Company has included the following assets financed by capitalized leases in property, plant and equipment.

                                                           November 30,

                                                     1999              2000
                                                     ----              ----
                                                           (in thousands)
                                                     Euro              Euro

     Buildings and improvements                    15,454            15,454
     Equipment and vehicles                         7,390             7,598
                                                  -------          --------
                                                   22,844            23,042
     Less accumulated depreciation                  9,961            11,151
                                                  -------          --------
     Total                                         12,883            11,891
                                                  =======          ========

                                      F 21

     At November 30, 2000 minimum rental payments are as follows (in thousands):

          Years ending November 30,                                  Euro
          -------------------------

          2001                                                      2,385
          2002                                                      1,937
          2003                                                      1,680
          2004                                                      1,113
          2005                                                        543
          Thereafter                                                  102
                                                                 --------
          Total minimum rental payments                             7,760
          Interest and executory costs                              1,879
                                                                 --------
          Present value of future minimum rental payments           5,881
                                                                 ========

15.  Operating leases

     The Company has future minimum rental commitments under operating leases of approximately Euro 233 million at November 30, 2000. Sublease rental income is insignificant. Future rental payments are as follows:

          Years ending November 30,                                 Euro
          -------------------------
                                                                (in millions)

          2001                                                         71
          2002                                                         51
          2003                                                         37
          2004                                                         23
          2005                                                         18
          Thereafter                                                   33
                                                                    -----
          Total                                                       233
                                                                    =====

     Total rental expense was Euro 64 million, Euro 71 million and Euro 89 million for the years ended November 30, 1998, 1999 and 2000, respectively. Approximately 90% of the total in each year related to minimum rentals.

16.  Income taxes

     Income tax expense consists of the following:

                                        Years ended November 30,
                                        ------------------------
                                    1998             1999           2000
                                    ----             ----           ----
                                                  (in millions)
                                    Euro             Euro           Euro

        Netherlands                 37.3             -6.4           11.6
        Foreign                     11.0             30.8           34.1
                               ---------      -----------    -----------
        Current                     48.3             24.4           45.7

        Netherlands                -16.1             17.1           24.4
        Foreign                     21.3             13.4           -2.9
                               ---------      -----------    -----------
        Deferred                     5.2             30.5           21.5
                               ---------      -----------    -----------
        Total                       53.5             54.9           67.2

     The income tax provisions as shown in the accompanying Consolidated Statements of Operations differ from the amounts computed by applying the Dutch federal statutory income tax rates to income before income taxes and minority interests.

     A reconciliation of the Dutch statutory income tax rate to the effective income tax rate is set forth below:

                                                   Years ended November 30,
                                                   ------------------------
                                                 1998        1999        2000
                                                 ----        ----        ----
                                                  %            %           %

        Dutch statutory tax rate                 35.0        35.0        35.0
        Non-deductible expenses                   1.6         1.5         1.8
        Tax credits                              -1.2        -1.0        -1.5
        Foreign taxes deviating from
        the Dutch tax rate                       -2.3        -1.4        -1.6
        Utilization of carry forward losses         -           -           -
        Released valuation allowance             -4.3        -2.2        -4.3
        Other                                     0.2        -2.9         0.9
                                             --------    --------    --------
        Effective income tax rate                29.0        29.0        30.3
                                             ========    ========    ========

     Deferred taxes were provided for the following:

                                                                   Years ended November 30,
                                                                   ------------------------
                                                           1998               1999               2000
                                                           ----               ----               ----
                                                                         (in thousands)
                                                           Euro               Euro               Euro
        Accelerated depreciation                           6,408             4,538             14,891
        Inventory obsolescence                             2,394            -2,473             -3,883
        Net R&D expenses                                  -4,592               -15              8,847
        Tax benefit of tax loss carry-forward             -4,630               -94              2,414
        Leasing                                           11,974               857            -14,861
        Other                                             -6,367            27,669             14,088
                                                   -------------      ------------       ------------
                                                           5,187            30,482             21,496
                                                   =============      ============       ============

     The composition of deferred income taxes, as shown in the Consolidated Balance Sheet, is as follows:

                                                           1999                              2000
                                                                           (in millions Euro)
                                                       assets      liabilities           assets       liabilities
          Intangible fixed assets                        56.0              -               44.6                 -
          R&D expenses                                   13.6              -                4.7                 -
          Leasing                                           -          135.1                  -             123.2
          Other fixed assets                             12.7           10.2               13.2               9.9
          Current assets                                 61.0            6.4               69.8               0.6
          Other long term liabilities                    16.7              -                1.3               1.5
          Current liabilities                            19.1           11.1               19.6               9.5
                                                       ------         ------             ------           -------
          Total deferred tax assets/liabilities         179.1          162.8              153.2             144.7
                                                       ------         ------             ------           -------
          Net deferred tax position                                    -16.3                                 -8.5
          Tax loss carry forwards                                      -22.4                                -22.4
          Valuation allowance                                           70.4                                 62.3
                                                                      ------                               ------
          Net deferred tax liability                                    31.7                                 31.4

     The valuation allowance is related to tax loss carry forwards and to the item `Intangible fixed assets'. The realization of this last item is not assured.

     At November 30, 2000 no provision was made for withholding taxes on dividends of approximately Euro 1.1 million relating to undistributed earnings of certain subsidiaries which management intends to reinvest indefinitely.

     At November 30, 2000 Euro -22.4 million taxes on operating loss carry forwards expires as follows:

     Year           2001       2002      2003      2004       2005       thereafter        unlimited
     Amount        -0.4       -1.0      -0.4         -       -0.6         -1.3              -18.7

17.  Financial expense (net)

     Financial expense consists of:

                                                               Years ended November 30,
                                                               ------------------------
                                                     1998               1999               2000
                                                     ----               ----               ----
                                                                 (in thousands)
                                                     Euro               Euro               Euro
     Interest and similar income items             -4,570             -5,016             -8,584
     Interest charges and similar expenses         64,229             63,007             67,571
     Other financial expenses                       1,359                998              1,715
                                                 --------           --------           --------
     Financial expense (net)                       61,018             58,989             60,702
                                                 ========           ========           ========

     Amounts of interest capitalized in each year were immaterial.

18.  Foreign exchange results

     Foreign currency results are included in cost of goods sold for an amount of Euro 10.6 million (loss) and Euro 39.4 million (loss) for 1999 and 2000 respectively.

19.  Minimum future rental copying income

     Copiers are rented generally for periods of one to three years. The rental contracts vary as to terms, but in general contain a provision for fixed monthly rentals with additional rentals contingent, approximately 40%, on the number of copies made.

     At November 30, 2000, minimum future rentals totaled approximately Euro 448 million to be received as follows (in millions):

              Years ending November 30,           Euro
              -------------------------

              2001                                 182
              2002                                 126
              2003                                  76
              2004                                  43
              2005                                  14
              Thereafter                             7
                                                   ---
              Total                                448
                                                   ===

     The amount above the contractual minimum receivables included in the Consolidated Statements of Operations were approximately Euro 90 million, Euro 100 million and Euro 115 million for 1998, 1999 and 2000, respectively.

20.  Restructuring charges

     The following table displays a rollforward of the restructuring provision from November 30, 1998 to November 30, 2000.

     Type of costs                       Balance         Additions     Acquisitions     Utilized       Released to       Balance
     in millions of Euro               Nov. 1998             P&L                                        Short term     Nov. 1999
     Long term part:
     Write-down of assets                      -            11.9               -           (4.2)              -             7.7
     Personnel costs                        31.9            66.3               -          (28.0)          (21.3)           48.9
     Other costs                               -             6.8               -           (2.8)              -             4.0
                                     ------------------------------------------------------------------------------------------
     Total long term part                   31.9            85.0               -          (35.0)          (21.3)           60.6

     Short term part:
     Personnel costs                         2.1               -               -           (2.1)           21.3            21.3
                                     ------------------------------------------------------------------------------------------
     Total                                  34.0            85.0               -          (37.1)              -            81.9

     Type of costs                       Balance         Additions     Acquisitions     Utilized       Released to       Balance
                                       Nov. 1999             P&L                                        Short term     Nov. 2000
     Long term part:
     Write-down of assets                    7.7               -               -           (7.7)              -                -
     Personnel costs                        48.9               -             6.7          (13.1)          (14.7)            27.8
     Other costs                             4.0               -               -           (4.0)              -                -
                                     -------------------------------------------------------------------------------------------
     Total long term part                   60.6               -             6.7          (24.8)          (14.7)            27.8

     Short term part:
     Personnel costs                        21.3               -               -          (21.3)           14.7             14.7
                                     -------------------------------------------------------------------------------------------
     Total                                  81.9               -             6.7          (46.1)              -             42.5

     In 1999 an exceptional item of Euro 85 million before tax has been charged to income comprising Euro 11.9 million for write down of assets, Euro 66.3 million for personnel costs (mainly redundancy and outplacement costs) and Euro 6.8 million for other costs. A headcount reduction of 1,000 employees was effected especially in the area of after sales service, logistics and manufacturing. The reduction of employees in the after sales service area can take place because of lower maintenance costs of digital equipment. Furtheron the service organization can be improved by supporting e.d.p. systems which make the dispatching process of service engineers more efficient. The reduction of employees will be finalized in FY 2001.

     The year-end balance November 2000 will be consumed mainly by the DPS activities by making predominantly use of earlier retirement schemes and are believed to be adequate to complete the initiated restructuring plans.

21.      Financial instruments

         It is the Company's policy that interest rate swaps and caps are counted as hedges when the transaction reduces interest rate risk. The terms of the remaining weighted average maturity are correlated to the remaining terms of the lease portfolio and the related borrowings. The Company enters into interest rate swap contracts to manage interest costs, interest income (of the lease portfolio) and the risk associated with changing interest rates. At November 30, 2000 the following contract which effectively converted its fixed Dutch rate guilder debt (see Note 11) into variable rate debt was in effect:


                                                                             Remaining
                                              Variable rate           weighted average
         Fixed rate receipts                         payment         maturity in years                    Notional amount
         -------------------          ----------------------    ----------------------     ------------------------------
                  6.4%                                4.0%                 4.7             Euro               510 million

         Also contracts which convert floating rate debt (see also Note 8 and 11) into fixed rate debt were in effect:

             Weighted average                                       Remaining
          fixed rate payments                       average maturity in years                             Notional amount
          -------------------                       -------------------------     ---------------------------------------
                  5.94%                                           2.2             Australian Dollars         40.0 million
                  6.68%                                           1.3             Pound Sterling             64.8 million
                  6.69%                                           1.2             U.S. Dollars                332 million
                  4.60%                                           0.9             Danish Crowns              20.1 million
                  5.15%                                           0.6             Italian Lires            10,000 million
                  5.76%                                           0.6             Guilders                    250 million
                 10.50%                                           0.8             Hong Kong Dollars            12 million
                  5.98%                                           0.6             Swedish Crowns               40 million
                  2.82%                                           1.4             Swiss Francs                 44 million
                  4.45%                                           1.4             Euro                      253.7 million

         The aggregated estimated fair value of above swap contracts was approximately Euro 9.4 million based on the interest rates at November 30, 2000.

         The differential to be paid or received is accrued as interest rates change and is recognized over the life of the agreements as an adjustment to interest expense.

         The Company enters into foreign currency exchange contracts aimed at protecting the operating income and participations held in foreign currencies. At November 30, 1999 the Company has entered into forward exchange contracts mainly in currencies which are volatile to the Euro including the U.S. Dollar, Pound Sterling etc. Per November 30, 2000 the countervalue in Euro of such contracts in foreign currencies amounted to Euro 347 million in respect of cash flows and Euro 443 million in respect of participations. The aggregated market value of the above foreign currency positions would give an outcome of respectively Euro 31 million and Euro 5 million higher than the contracted value at November 30, 2000.

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

22.      Acquisitions

         Per April 1, 2000 Oce acquired the German company Computer Gesellschaft Konstanz (CGK) later renamed in Oce Dokument Technologies G.m.b.H. With annual sales of DEM 75 million and 300 employees this company is active worldwide in the area of digital character and document recognition and high speed image scanners and is largely important for the further expansion of document management systems.

23. Generally accepted accounting principles in the United States of America

         A reconciliation of amounts shown in the accompanying Consolidated Statements of Operations to approximate amounts determined in accordance with US GAAP, including restatement of pensions for 1998 and 1999 respectively follows:

                                                                                   Years ended November 30,
                                                                                   ------------------------
                                                                       1998          1999          2000            2000
                                                                       ----          ----          ----            ----
                                                                      (in thousands, except shares and per share amounts)
                                                                      Euro            Euro          Euro             US$
                                                                   (restated)      (restated)
         Net income as shown in the accompanying
         Consolidated Statements of Operations                       129,049         76,675        151,741         131,924

         Items having the effect of increasing
         (decreasing) reported net income:
         Depreciation                                                    836            668            498             433
         Business combinations                                       -20,202        -13,486        -12,317         -10,708
         Reorganization                                               -7,260         28,686        -29,894         -25,990
         Self insurance                                                    -           -908           -908            -789
         Bookprofit fixed assets                                           -              -         -4,415          -3,839
         Pensions                                                     12,100         -1,908          5,738           4,988
         Deferred income taxes                                         2,981        -11,209          8,115           7,054
         Use of tax-deductible goodwill                               -7,850         -4,084         -9,685          -8,420
                                                                  ----------     ----------     ----------      ----------
         Approximate net income according to US GAAP                 109,654         74,434        108,873          94,653
                                                                  ==========     ==========     ==========      ==========

         Earnings per ordinary share:
         Basic                                                    Euro  1.29     Euro  0.86     Euro  1.25      US$   1.08
         Diluted                                                  Euro  1.27     Euro  0.85     Euro  1.23      US$   1.07

         Weighted average number of ordinary
         shares outstanding:
         Basic                                                    81,954,636     83,190,993     84,400,936      84,400,936
         Diluted                                                  84,083,241     84,473,467     85,531,918      85,531,918

                                                                           Statement of Comprehensive income
                                                                           ---------------------------------
                                                                         1998         1999          2000         2000
                                                                         ----         ----          ----         ----
                                                                                       (in thousands)
                                                                         Euro         Euro          Euro          US$
                                                                      (restated)    (restated)
         Net income                                                    109,654       74,434       108,874        94,653
         Foreign currency translation adjustment                       -21,732       51,358        60,966        52,998
                                                                      --------    ---------     ---------     ---------
         Comprehensive income                                           87,922      125,792       169,840       147,651
                                                                      ========    =========     =========     =========

         A reconciliation of the shareholders' equity as shown in the accompanying Consolidated Balance Sheets to approximate amounts determined in accordance with US GAAP, including restatement of pension provision to Euro 22,538 for the year ended November 30, 1999 follows:

                                                                                   Years ended November 30,
                                                                                   ------------------------
                                                                                     1999                2000
                                                                                     ----                ----
                                                                                        (in thousands)

                                                                                    Euro                  Euro
                                                                              (restated)
         Shareholders' equity as shown in the
             accompanying Consolidated Balance Sheets                              817,905              989,445
         Items having the effect of increasing
             (decreasing) reported shareholders' equity:
             Business combinations                                                 238,452              226,833
             Reorganization provisions                                              55,318               25,424
             Pension provision                                                      22,538               29,211
             Additional minimum liability                                             -356                 -385
             Self-insurance franchise                                                1,815                1,815
             Revaluation of property, plant and equipment                           -8,390              -12,308
                (net of depreciation)
             Final dividend                                                         15,195               40,326
             Accrued liabilities                                                     4,992                4,084
             Deferred income taxes on above adjustments                             15,667               20,244
                                                                           ---------------      ---------------
         Shareholders' equity according to US GAAP                               1,163,136            1,324,689
                                                                             =============        =============

         If the above adjustments were reflected in the Consolidated Balance Sheets, the amounts of the following accounts, including restatement of pension provision to Euro 137,903 for the year ended November 30, 1999 would be:

                                                                                    Years ended November 30,
                                                                                    ------------------------
                                                                                    1999                 2000
                                                                                    ----                 ----
                                                                                          (in thousands)

                                                                                    Euro                 Euro
                                                                               (restated)
         Intangible assets -        Gross                                           314,342             315,040
                                    Amortization                                    -75,890             -88,207
         Property, plant and equipment      (net of depreciation)                   441,417             433,184
         Long term liabilities:     Deferred income taxes                            16,062              11,131
                                    Self insurance franchise                              -                   -
                                    Pension provision                               137,903             158,885
                                    Reorganization provision                          5,310               2,352
                                    Other                                            25,756              29,669
         Current liabilities        Dividend                                              -                   -
                                    Other                                            56,740              56,612
         Accrued liabilities        Other                                           119,998             113,998

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

         Reorganization provision- Under Dutch GAAP costs to be incurred in restructuring the business are accrued and included under exceptional items (for 2000). There are no specific requirements as to the nature of items. Under US GAAP these costs would have been recorded as an operational expense. Furtheron the criteria set for the creation of such a provision are more strict under US GAAP.

         Self insurance franchise- As described in Note 1 to Consolidated Financial Statements the Company provides for uninsured potential future losses that have not yet occurred. Under US GAAP such losses are not accrued until they are incurred.

         Pension - Under Dutch GAAP the valuation took place on locally prescribed calculations. For US GAAP FAS 87 has been applied. The Company has restated its US GAAP reconciliation as at and for the years ended November 30, 1999 and 1998 to correct the method of calculating the Company's pension liability and pension cost.

         The effect of this restatement on the US GAAP reconciliations for the year ended November 30, 1999 and 1998 is as follows:

                                                            1998               1998              1999              1999
                                                         as reported       as restated        as reported       as restated
                                                            Euro               Euro              Euro              Euro
         Amounts in accordance with US GAAP
         Net income                                         101,787            109,654              75,673           74,434
         Comprehensive income                                81,397             87,922             124,500          125,792
         Shareholders' equity                             1,005,445          1,028,201           1,154,928        1,163,136

         Book profit on disposal of fixed assets - In valuing one fixed asset item a provision had been made which was not acceptable under US GAAP. This fixed asset was sold during the year under review.

         Use of tax-deductible goodwill - Under Dutch GAAP, a full provision was made for the tax asset benefit relating to the potential deductibility of goodwill resulting from a previous acquisition. Subsequent reduction of this provision is realized in the profit and loss as reduced tax expense. Under US GAAP, to the extent that a provision is recorded for an acquired tax benefit, the provision when subsequently recognized, first reduces goodwill and than other non current intangible assets, and once these asset are reduced to zero, the benefit is included in income as a reduction of the income tax expense.

         Earnings per ordinary share - The calculation of basic and diluted earnings per ordinary share is based on FASB Statement No. 128.

         Interest from capital leases - As explained in Note 1 to Consolidated Financial Statements interest from capital leases has been recognized as a component of total revenues. Under US GAAP the related finance interest expense should be reported as a component of operating income.

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

         24       Earnings per share calculations

                                                                                        Years ended November 30,
                                                                                        -----------------------
         Basic earnings per share computation                                   1998              1999               2000
                                                                                ----              ----               ----
         Weighted average number of shares outstanding (a.)                  81,954,636        83,190,993         84,400,936

         Net income (US GAAP) available to shareholders                         109,654            74,434            108,874

         Less:    Dividend financing preference shares                           -3,551            -3,551             -3,551
                                                                        ---------------   ---------------    ---------------

         Net income  (US GAAP) available to holders of
         ordinary shares in thousands of Euro (b.)                              106,103            70,883            105,323

         The basic earnings per share are calculated as the net income (US GAAP) available to holders of ordinary shares (b.) times thousand divided by the weighted average number of shares outstanding (a.).

                                                                                        Years ended November 30,
                                                                                        -----------------------
         Diluted earnings per share computation                                  1998             1999               2000
                                                                                 ----             ----               ----
         Weighted average number of shares outstanding                       81,954,636        83,190,993         84,400,936

         Plus:    - shares applicable to convertible debt                     1,878,536         1,282,474          1,130,982
                  - options                                                     250,069                 -                  -

                                                                        ---------------   ---------------    ---------------
         Adjusted weighted average number of shares (c.)                     84,083,241        84,473,467         85,531,918
                                                                        ---------------   ---------------    ---------------

         Net income (US GAAP) available to holders of
         ordinary shares in thousands of Euro                                   106,103            70,883            105,323

         Plus:    Interest on assumed conversion of
                  convertible debt (net of tax)                                     513               521                420
                                                                        ---------------   ---------------    ---------------

         Net income available to holders of ordinary
         shares inclusive effect of assumed conversion of
         convertible debt in thousands of Euro (d.)                             106,616            71,404            105,743
                                                                        ===============   ===============    ===============

         The diluted earnings per share are calculated as the net income available to holders of ordinary shares inclusive effect of assumed conversion (d.) times thousand divided by the adjusted weighted average number of shares (c.).

                                                                     SCHEDULE II

                             OCE AND SUBSIDIARIES

                    VALUATION AND QUALIFYING ACCOUNTS AS OF
                       NOVEMBER 30, 1998, 1999 AND 2000

                                           Balance at          Additions                                             Balance at
                                            beginning         charged to                                                 end of
                                            of period             income       Acquisition         Deductions            period
                                      ---------------    ---------------       -----------    ---------------   ---------------

                                                                             (In thousands)
                                             Euro               Euro              Euro               Euro              Euro
      1998
      ----
      Allowance for doubtful
      accounts:
      Accounts receivable                      34,509             12,647                 -              8,643            38,513
      Finance lease debtors                     3,995              1,903                 -                  -             5,898

      1999
      ----
      Allowance for doubtful
      accounts:
      Accounts receivable                      38,513             20,380               171             13,256            45,808
      Finance lease debtors                     5,898              5,764                 -              3,014             8,648

      2000
      ----
      Allowance for doubtful
      accounts:
      Accounts receivable                      45,808             20,351                76             16,523            52,758
      Finance lease debtors                     8,648              6,315                 -              1,716            13,247

                                  SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                             OCE N.V.



May 28, 2001                                 BY: R.L. van Iperen
                                                 Chairman of the Board
                                                 of Executive Directors

Exhibit Index

Exhibit Number        Description                                       Prior Filing or Sequential
                                                                        page number

-------------------------------------------------------------------------------------------------------
    1                 Articles of Association, as confirmed by notarial deed as of April 9, 1999 (English translation).

    8                 Changes in Subsidiaries of                        Filed as part of this annual
                      Oce N.V.                                          report.

    10                Excerpts from Oce Annual Report                   Filed as part of this annual
                      2000 with certain modifications                   report, pages 8-50, 87-89 and
                      (English translation)                             94-95, which are incorporated
                                                                        herein by reference.