Form 20-F
period 2001-11-30
OCE N V
filed 2002-06-03
CIK 753058

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

                  For the fiscal year ended November 30, 2001

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

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for at least the past 90 days. Yes X No___.
                                                ---

         Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 X Item 18 ___
                               ---

         Copies of notices and communications from the Securities and Exchange Commission should be sent to:

               Daniel I. Booker                        H.J. Huiberts
               Reed Smith LLP                          Secretary of the Company
               435 Sixth Avenue                        Oce N.V.
               Pittsburgh, PA 15219                    P.O. Box 101
                                                       5900 MA VENLO
                                                       The Netherlands



================================================================================

                               TABLE OF CONTENTS

Item      Description                                                                  Page
----      -----------                                                                  ----
          Part I
1         Identity of Directors, Senior Management and Advisers                           3
2         Offer Statistics and Expected Timetable                                         3
3         Key Information                                                                 4
4         Information on the Company                                                     11
5         Operating and Financial Review and Prospects                                   25
6         Directors, Senior Management and Employees                                     35
7         Major Shareholders and Related Party Transactions                              44
8         Financial Information                                                          45
9         The Offer and Listing                                                          46
10        Additional Information                                                         48
11        Quantitative and Qualitative Disclosures about Market Risk                     53
12        Description of Securities Other than Equity Securities                         54

          Part II
13        Defaults, Dividend Arrearages and Delinquencies                                55
14        Material Modifications to the Rights of Security Holders and Use of Proceeds   55
15        Reserved                                                                       55
16        Reserved                                                                       55

          Part III
17        Financial Statements                                                           56
18        Financial Statements                                                           56
19        Exhibits                                                                       56


          Table of Contents to Consolidated Financial Statements                        F-1

          Signatures
          Exhibit Index

PART I

Item 1    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

          Not applicable.


Item 2    OFFER STATISTICS AND EXPECTED TIMETABLE

          Not applicable.

Item 3    KEY INFORMATION

A.  Selected financial data

Exchange rate information
On January 1, 1999 the Euro became the single currency of eleven of the fifteen member states of the European Union, replacing the Dutch Guilder as the currency in The Netherlands for wire transfers. The financial information included in this report is presented in Euros. On January 4, 1999 the Amsterdam Exchange N.V. began listing and trading stocks, including the Company's stock, in Euros. Effective May 9, 1999, the par values of the Company's capital stock were redenominated from Dutch Guilder to the Euro. From 1999 through 2001, parties were able to use both local currencies and the Euro for business transactions. On January 1, 2002 the Euro became the single currency of the member states of the European Monetary Union, including The Netherlands, for all cash transactions. The national currency from each member state was required to be withdrawn from circulation by February 28, 2002.

Amounts set forth in this report are expressed either in Euros ("Euro") or in United States dollars ("dollars" or "$"). Amounts for periods or portions of periods prior to January 1, 1999 have been restated from the Dutch Guilder into Euros, based on the official fixed rate of 2.20371 Guilders to 1 Euro. Unless otherwise indicated, the dollar figures included in this report for 2001 were converted into dollars from Euros at an exchange rate of $ 0.8958 to 1 Euro, which was the Noon Buying Rate on November 30, 2001 (the last business day of the Company's 2001 fiscal year). The "Noon Buying Rate" for a given date is the noon buying rate for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on the applicable date.

The following table sets forth the high, low and average exchange rates for one Euro expressed in dollars based on the Noon Buying Rate on the dates and for the periods indicated. The average rates for each period are calculated by using the average of the exchange rates on the last day of each month during the period.

Years ended                   High        Low      Average*        Period-End
November 30,
-----------------------------------------------------------------------------

1997                          1.04       1.27          1.14              1.11
1998                          1.05       1.22          1.11              1.15
1999                          1.01       1.19          1.08              1.01
2000                          0.83       1.03          0.93              0.87
2001                          0.84       0.95          0.90              0.90

Months ended:
2001   November               0.90       0.88          0.89              0.90
2002   December               0.90       0.88          0.89              0.89
       January                0.90       0.86          0.88              0.86
       February               0.88       0.86          0.87              0.87
       March                  0.88       0.87          0.88              0.87
       April                  0.90       0.88          0.89              0.90

*  The average of the exchange rates on the last day of each calendar month.

Primary Currencies
------------------
As an international company, several foreign currencies are important to the business of the Company. The following is a list with respect to such currencies of (1) the average exchange rates (expressed in Euros for each currency) during the applicable year and (2) the exchange rates (expressed in Euros for each currency) as of November 30 of 2001, 2000, 1999, 1998 and 1997. The average rates are calculated on the average of the daily rates per month weighted with the monthly revenues.

Applicable Currency       Average Rate During the Fiscal Year               Rate as of November 30,
-------------------       -----------------------------------               -----------------------

                              2001     2000        1999      1998     1997      2001      2000      1999      1998      1997
                          --------   ------    --------  --------  -------  --------   -------  --------  --------  --------
Pound sterling                0.62     0.61        0.66      0.67     0.69      0.62      0.61      0.63      0.70      0.66
United States dollar          0.89     0.93        1.08      1.11     1.14      0.89      0.86      1.00      1.15      1.11
Australian dollar             1.72     1.58        1.67      1.75     1.51      1.71      1.65      1.59      1.82      1.62
Japanese Yen (10,000)       107.53    99.18      123.53    145.33   137.14    109.82     95.92    102.40    141.26    141.40

See Item 11, "Quantitative and Quantitative Disclosure about Market Risk", for a further discussion of the impact of foreign currency fluctuations and hedging on foreign exchange rates.

Selected consolidated historical data
-------------------------------------
The following table sets forth certain selected consolidated financial information of Oce N.V. and its consolidated subsidiaries and has been derived from Oce's audited financial statements. This financial information should be read in conjunction with, and is qualified by reference to, "Operating and financial review and prospects" and the Consolidated Financial Statements and the Notes thereto included elsewhere in this Form 20-F.

                                                         (in millions, except per share amounts)
                                                                Years ended November 30, (c)
                                             --------------------------------------------------------------------
CONSOLIDATED STATEMENT OF OPERATING DATA:      1997        1998        1999        2000        2001      2001
                                             --------------------------------------------------------------------
Amounts in accordance with                     Euro        Euro        Euro        Euro        Euro         $
Dutch GAAP (a)
Revenues                                      2,468       2,753       2,838       3,224       3,234      2,897
Operating income                                200         245         248/(f)/    282         225        201
Income before income taxes, equity in
income of unconsolidated companies and
minority interest                               147         184         189         222         156        140
Extraordinary item (net of tax)                   -           -         -55           -         -95        -85
Net income                                      107         129          77         152          10          9
Basic earnings per Ordinary Share (b)          1.30        1.53        1.54/(f)/   1.76        1.19/(f)/  1.07/(f)/
Diluted earnings per ordinary Share (b)        1.26        1.50        1.53/(f)/   1.74        1.18/(f)/  1.06/(f)/
Dividends per Ordinary Share (b) (e)           0.42        0.50        0.50        0.58        0.58       0.52
Amounts in accordance with U.S. GAAP (a)
Net income, restated (d)                         95         110          74         109          17         15
Earnings per Ordinary Share
       Basic, restated (b)                     1.14        1.24        0.86        1.25        0.16       0.14
       Diluted, restated                       1.11        1.27        0.85        1.23        0.16       0.14

CONSOLIDATED BALANCE SHEET DATA:

Amounts in accordance with Dutch GAAP (a)
Total assets                                  2,515       2,635       2,968       3,216       3,128      2,802
Long term debt                                  749         859         884         854         754        676
Capital Stock                                   522         553         554         559         565        506
Shareholders' equity                            699         726         818         989         909        814
Number of shares outstanding (in thousands)  79,913      81,955      83,191      84,400      85,241     85,241
Amounts in accordance with U.S. GAAP (a)
Total assets                                  2,867       2,977       3,198       3,431       3,334      2,987
Long term debt                                  749         859         884         854         754        676
Capital Stock                                   522         553         554         559         565        506
Shareholders' equity, restated                1,008       1,028       1,163       1,325       1,269      1,137
Number of shares outstanding (in thousands)  79,913      81,955      83,191      84,400      85,241     85,241

(a) The Selected Financial Data of the Company included in this report were prepared in accordance with Dutch GAAP, which differs in certain respects from U.S. GAAP. A reconciliation to U.S. GAAP is set forth in Note 25 of Notes to Consolidated Financial Statements. As explained in Note 25, the Company restated its reconciliation of Dutch GAAP to U.S. GAAP for the years ended November 30, 1998 and 1999 to reflect the calculation of pension obligations under U.S. GAAP. Basic and diluted earnings per Ordinary Share have also been restated reflecting the change in net income.
(b) Based on the weighted average number of Ordinary Shares outstanding during each period (one ADS represents one Ordinary Share).
(c) The comparability of the Selected Financial Data is affected by the acquisitions of Archer Management Services Inc. effective December 1997, Oce Japan Corporation effective May 1999 and CGK Computer Gesellschaft Konstanz G.m.b.H. (now known as Oce Document Technologies G.m.b.H.) effective April 1, 2000. See Item 5 "Operating and financial review and prospects".
(d)    See Note 25 of Notes to Consolidated Financial Statements.
(e)    Based on amount of cash dividend.
(f) The amount stated is before extraordinary items. After the extraordinary item, the basic earnings per Ordinary Share was Euro 0.88 and $ 0.77 in 1999 and Euro 0.08 and $ 0.07 in 2001.


Dividends
The table below sets forth the interim, final and total dividends paid in Euros on the Ordinary Shares in respect of the fiscal years indicated and translated into dollars per ADS based on the Noon Buying Rate on each of the respective dates on which the Company paid its interim and final cash dividends. The actual exchange rate applied by the Depositary to holders of an ADS for payment of the dividend may vary from such Noon Buying Rate.

Years ended
November 30,    Euro per Ordinary Share             Translated into $ per ADS
------------    -----------------------             -------------------------

                Interim      Final     Total       Interim      Final    Total
                -------      -----     -----       -------      -----    -----

1997               0.15       0.27      0.42          0.17       0.30     0.47
1998               0.15       0.35      0.50          0.17       0.41     0.58
1999               0.15       0.35      0.50          0.15       0.35     0.50
2000               0.15       0.43      0.58          0.13       0.37     0.50
2001               0.15       0.43      0.58          0.14       0.37     0.51

B.  Capitalization and indebtedness
    Not applicable.

C.  Reasons for the offer and use of proceeds
    Not applicable.

D.  Risk factors

Forward Looking Statements under the Private Securities Litigation Reform Act of 1995
This document contains certain forward-looking statements with respect to the financial condition, results of the Company's operations and business and certain of its plans and objectives. Readers should be aware of the fact that the "forward-looking statements" are based on the knowledge, expectations, projections and judgment of the Company available at the time of publication and therefore offer no guarantee for developments in the future.

The actual results of the Company may differ substantially from these "forward-looking statements" as a consequence of potential risks, uncertainties and other factors that may occur in the future (some of which are beyond our control) and which are neither manageable nor foreseeable for the Company. These factors include:

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

Terrorist attacks
The terrorist attacks which occurred in New York City and Washington, D.C. on September 11, 2001, and the subsequent military actions taken by the United States and its allies in response, have caused significant uncertainty in the global financial markets and the global economy. While the short-term and long-term effects of these events and their potential consequences are uncertain, they could have a material adverse effect on general economic conditions, consumer confidence and spending and market liquidity, which could, in turn cause our customers to delay investing in our products and cause our revenues to decrease. In addition, insurance coverage relating to terrorist activities may be more difficult to obtain or significantly more expensive.

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

In addition to the other risks listed above, other risk factors which could cause actual results and developments to differ materially from those expressed or implied include, but are not limited to, the availability and cost of raw materials; the ability to attract and retain energized employees at reasonable costs; changes to tax rates; the ability to enter into, and resulting success of, future business combinations, acquisitions and dispositions; the ability to integrate companies that Oce has acquired.

For a more detailed discussion of additional risks and uncertainties that may affect the Company's actual results in the future risks and other factors, see
Exhibit 10, page 53 and 54. The Company makes no commitment to publish any changes to the "forward-looking statements" that may be the consequence of events or circumstances that occur after the publication date of these reports, except where such is required by the applicable securities legislation.

All forward looking statements made by the Company in this Form 20-F or in its Annual Report 2001 are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Item 4  INFORMATION ON THE COMPANY

A. History and development of the Company
Oce N.V. was organized as a stock corporation under the laws of the Netherlands ("The Netherlands") in 1953, incorporating a business originally founded in 1877. The Company's executive offices are located at St. Urbanusweg 43, 5914 CA Venlo, The Netherlands, and the Company's telephone and fax numbers are 31-77-3592222 and 31-77-3544700, respectively. Information about Oce, including the Annual Report 2001, is also available through the internet at http://www.oce.com. Except where otherwise indicated, as used herein, the terms
------------------
"the Company", "Oce", "we", "us", "our", the "Group" and similar terms refer to Oce N.V. and its consolidated subsidiaries, and references to a particular year (e.g. 2001) are to the fiscal year ending November 30 (e.g. November 30, 2001).

Oce is one of the world's leading companies in the area of document management. In advanced research centres and high-tech production facilities the Company develops products and services for the efficient and effective exchange of information. These comprise products for the reproduction, presentation, distribution and management of documents.
The range of products and services offered by Oce is characterised by its recognised high quality, which is based on reliability, productivity, durability, ease of use and environmental friendliness.

Oce's products and services are mainly offered through the Company's direct sales and service organisations; a limited number of the Company's products are also distributed through third parties.
Oce focuses on professional user environments, particularly on those in which high document volumes are processed.

In 2001 Oce achieved total revenues of Euro 3.2 billion and a net income before exceptional items of Euro 105 million.

Annual Report 2001
Excerpts of Oce's Annual Report 2001 have been translated into English and are attached as Exhibit 10 and incorporated into this report by reference, which describe the Company and its business in further detail. In the event that any information contained in Exhibit 10 conflicts with this report, the information contained in this report shall prevail.

B. Business Overview
--------------------

Geographic Markets
Although the Company's business activities are world-wide, its primary business is based in the European Union (the "EU"), the other European countries, the United States of America, Asia and Australia. The following table sets forth the geographic distribution of the Company's revenues.

                                                            Years ended November 30,
                                                            ------------------------
                                     1997        1998          1999           2000          2001        2001
                                     ----        ----          ----           ----          ----        ----
(In millions)                        Euro        Euro          Euro           Euro          Euro           $
European Union                      1,377       1,405         1,440          1,506         1,506        1,349
Other Europe                          175         192           189            193           172          154
United States of America              781       1,035         1,062          1,287         1,333        1,194
Other World                           135         121           147            238           223          200
                                    -----       -----         -----          -----         -----        -----
                                    2,468       2,753         2,838          3,224         3,234        2,897

                                    =====       =====         =====          =====         =====        =====

Market Overview
Oce provides total document solutions to its customers by supplying the following products and services (either separately or in combination with each other):

..  printers (black-and-white and color), copiers, scanners, software and supplies;
.. professional services including consulting services relating to the organisation of document management systems and system integration in customer environments;
..  Facility Services including organisation and operational execution of document management in various customer environments;
.. maintenance and after sales service; and .. financing of purchases of hardware and software.

Oce supplies its products mainly to professional users in office environments and industries in which high productivity and high volumes are required, as well as to the printing industry. In these environments Oce provides a unique approach which focuses on providing customer-specific solutions in hardware, software and services.

In 2001, revenues from sales of digital machines and related software and services, excluding Imaging Supplies were 65% of the total machines and services revenues, an increase from 63% in 2000 and 60% in 1999 and the portion of total revenues attributable to digital sales was 56% in 2001, an increase from 54% in 2000 and 51% in 1999.

Strategic Business Units
The Company reorganized its internal structure in 1999 to better reflect its rapidly changing business.
This structure divides its business into three primary strategic business units. Each strategic business unit was further divided into two business groups that give marketing support to the strategic business unit to provide additional sales leads.

          -   Wide Format Printing Systems
          .   Technical Document Systems
              .  Display Graphics

          -   Document Printing Systems
          .   Document Printing
              .  Network Solutions Printing

          -   Production Printing Services
          .   Electronic Production Printing
              .  Printing and Publishing

In addition, the Company has two business segments that support each of the Strategic Business Units, Imaging Supplies and Facility Services.

In 2001, the Company announced that it is implementing a restructuring of its operations to merge its Document Printing Systems and Production Printing Systems into one business segment, which it believes will better reflect the current market in which it operates. Upon completion of the restructuring, the Company will have a new Strategic Business Unit, Digital Document Systems, and it will continue to have its other Strategic Business Unit, Wide Format Printing Systems. The restructuring began in 2001 and will continue into 2002. This reorganization will not become effective until mid 2002.

The following table shows the distribution of revenues for the past five fiscal years by Strategic Business Unit:

                                             Years ended November 30,
                                             ------------------------
                                   1997     1998      1999       2000      2001
                                   ----     ----      ----       ----      ----

(In millions)                      Euro     Euro      Euro       Euro      Euro
Wide Format Printing Systems        730      772       782        901       912
Document Printing Systems         1,154    1,367     1,399      1,551     1,529
Production Printing Systems         584      614       657        772       793
                                  -----    -----     -----      -----     -----
Total revenues                    2,468    2,753     2,838      3,224     3,234
                                  =====    =====     =====      =====     =====

Both Imaging Supplies and Facilities Services generate revenue that is included in each of the Company's three Strategic Business Units.


    Wide Format Printing Systems

The Wide Format Printing Systems (WFPS) unit serves technical offices, which process information in the design, development, construction and manufacturing of products, buildings, manufacturing plants and industrial goods. Oce's customers in this market include architects, industrial firms, engineers and engineering consultants, construction companies, utilities, job printers, governments and similar entities. Our main competitors in this market are Xerox and Hewlett Packard. Based on internal research and data from third parties Oce believes that it is currently one of the global leaders in technical document systems.

The Company's revenue for this unit in 2001 was Euro 912 million, an increase of 1.2% from Euro 901 million in 2000, which was an increase of 15.2% from Euro 782 million in 1999.

Oce supplies a range of wide format printers, scanners, software, supplies and services for the printing and reproduction of big drawings, mainly in black and white but increasingly in color. This market is based mainly on digital technology. The Company offers a full range of hardware, software and services.

With the Oce TDS 400, Oce TDS 600 and Oce TDS 800, a range that comprises a new machine (the Oce TDS 600) and two highly updated machines, Oce placed a complete family of products on the technical printing market during the year. The Oce TDS 400, the Oce TDS 600 and the Oce TDS 800 are the successors of the Oce 9400, the Oce 9600 and the Oce 9800 respectively. The new multifunctional systems are characterised by an improved print quality, higher productivity and wider deployability, thanks to new possibilities for linking up with the internet. The software and service relating to the machines have also been expanded and updated, as has the range of supplies. Oce has strengthened its position in this segment through the further development of Oce Engineering Exec, a family of software applications for the digital archiving, retrieval, distribution and printing of technical documents. Release 3.0 of this program was brought to the market in 2001. Finally, another software program, Oce Repro Desk for the Oce TDS 800 was released in 2001. This program is meant for sending, management and printing of documents of the customer by job printers through the internet. In this area too, the activities of Oce Facility Services are steadily expanding further.

The digital technology employed in these machines was developed principally by Oce, and the Company believes that this range of digital machines is complete and highly competitive in serving all volume segments. Each of these machines is fast and efficient with low running costs, and each of these machines has a versatile range of applications. Fitted with finishing equipment and software applications, each machine serves as a multi-functional production unit which scans, prints and copies and in many cases also plays a central role in document archiving. Because these machines are multifunctional, a customer can make the transition from hard copy drawing practice to today's digital needs with minimum effort and expense.

The development of wide format inkjet technology has had major consequences in the printing industry segment. This technology enables the cost-effective production of wide format graphic illustrations in small print-runs, since it eliminates the need for the costly print preparation stages that are required in traditional technologies such as offset and silkscreen printing.

The use of color in advertising is growing fast, also because of the growth in the available possibilities, and supply is keeping pace with that demand. The Company believes that this area of activity may offer it potential growth opportunities.

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

Although a range of quality hardware has traditionally been important to the Company's success, Oce believes that its success in the future will depend in part on its ability to provide a total solution for its customer's complex problems. To provide a total solution Oce believes that the role of software and information technology are equally as important as the role of hardware. The Company's software packages include Oce Repro Desk, Oce Repro Station, Oce View Station, Oce EngineeringExec and new releases and updates thereof. The Company offers application packages tailored to customers that use extensive production and business information systems together with job printers, and it provides consulting services through which it customizes its printing solutions and systems to meet our customers' needs.

To further develop the Company's wide format products, and particular, the software products and capabilities, in May 1999, Oce acquired 85% ownership interest in Nippon Steel Calcomp Cooperation, a Japanese Corporation which now operates under the name "Oce Japan Corporation". Oce's market share in Japan, though still relatively small, is of great strategic value. Oce believes that the market has the potential to grow as the Japanese economy recovers. Accordingly, the Company believes that it is important to invest further in products of the wide format range aimed at the Japan market.

The Company designs and develops most of its hardware and software products internally, and it is continuing to devote substantial resources to the development of new technology and products. In particular, the Company is concentrating on developing products relating to display graphics applications for large format color prints, such as banners, posters and billboards. To achieve this goal, Oce has designated a group within the Wide Format Printing Systems unit to develop display graphics applications and has devoted considerable resources to this development. Although developments in this area are progressing gradually, in 2001, the Company introduced the Oce CS 5070. The Company is in the process of developing its own inkjet technology, and it hopes to introduce CAD systems in the next few years.

Oce is vigorously working on the development of display graphics products and is doing this successfully, despite the fact that the market profile in this area differs from that of Oce's other markets in terms of players, technology and dynamics. In June 2001 Oce acquired the business Espace Graphic in France, an important distributor of wide format printers, peripherals and supplies in this market.
At the beginning of November 2001 Oce announced the acquisition of the Professional Imaging Division of Gretag Imaging Group Inc. This acquisition was completed early in December 2001. Gretag Professional Imaging Division owns various businesses, including Raster Graphics and Onyx Graphics. This acquisition enabled Oce to acquire an important series of inkjet printers and software for image processing and workflow management, as well as direct sales organisations in the United States, the United Kingdom and Germany. Oce sees these acquisitions as a crucial step towards substantially increasing its growth in this strategically important segment. Based on internal research and data from third parties, Oce believes that these acquisitions enabled it to become one of the three largest provider of products to mid and high volume customers.


    Document Printing Systems

The Document Printing Systems unit "DPS" serves general office environments, central reproduction departments, electronic data processing environments and print for pay customers. This market has been further divided into two areas: document printing and network printing solutions.

The Company believes that this market is growing at an overall rate of 3%, in volume, a year. Oce's total revenues in the Document Printing Systems market, including service, supplies and facility services, were Euro 1,529 million in 2001, which was a 1% decrease from Euro 1,551 million in 2000 and which was an 11% increase from Euro 1,399 million in 1999.

The Company markets and sells a full range of copiers, printers and scanners to service the demanding requirements of offices and central reproduction departments ("CRDs"). The Company's hardware products for these markets range from low volume to very high volume products depending on its customers' needs, and the Company has developed a number of software products to manage the flow and output from its copiers and printers. To meet the high volume and demanding needs of CRDs, Oce has developed a range of copiers, the Oce 3165, the Oce 3100 and the Oce 2600, which produce quality copies in rapid turnaround times. The Company has also developed the Oce BB 2008 to provide professional finishing for documents. To meet the needs of the general office environment, the Company has developed a range of fast, efficient, easy to use, high quality copiers, including:


           . Oce 3023, Oce 3018, Oce 3045 and Oce 3055 for general office copying needs;
           . Oce 3122, Oce 3133 and Oce 3140 to print, copy, scan or fax in a general office environment;
           . Oce 3100 for high volume copying needs in a general office environment;
           . Oce 3165 digital copier/printer to print directly from a network or to use as a stand alone machine; and
           . Oce 3145 and Oce 3155 digital machines that give the customer the choice of printing directly from a personal computer or for walk up applications, each at the speed of 45 and 52 pages per minute.

In 2001 Oce introduced the Oce DPS 400, a very high volume Print-on-Demand printer/copier for the centralized work environment, which will give customers more flexibility in the analog/digital transition. Together with Oce Doc Works, this machine is designed for use in print rooms and large copy and print shops with a minimum of 250,000 prints per month.

Although currently the Company's products in these markets are based on both analog and digital technology, consistent with the overall trend in the Company's business, the Document Printing Systems market is quickly moving towards digital technology. In 1997, Oce was the first supplier to offer a digital copier at a speed of 60 pages per minute. Since then, the Company has developed several multifunctional printers and copiers for the office or the CRD that offer versatile services including printing, copying, faxing and scanning and a selection of desktop laser printers for workgroup printing in either black and white or color. Oce discontinued the production of new analog machines for the office market in November 2000. Through remanufacturing and remarketing programs Oce continues to place substantial numbers of analog machines into the market on a profitable basis. The digital printer and copier market is quickly expanding, and a number of the Company's competitors are now offering digital printers and copiers with output of 60 pages per minute, resulting in lower prices and margins. The Company has responded to this expansion by adopting measures to achieve substantial cost reductions in manufacturing, service and logistics. Oce believes these actions have enabled, and will continue to enable, it to compensate for the decrease in profit margins in this area. In addition, the Company is continuing to develop digital hardware, especially for medium and high volume products. In addition, the Company is continuing to develop software technology, especially in the area of network solutions.

In November 2000 the Company entered into a joint venture with the Belgium software business Real Software Group N.V. to market Var E-Docs, an innovative software product which enables customers to automatically create complete and personalized business documents.

The Company continues to develop and market color printers and copiers for the Document Printing Systems market. The Company sells mainly its own products and products that it purchased from other original equipment manufacturers. The Company's own color printer/copier, the Oce CPS 700, was launched in March 2001 at the CEBIT 2001 Trade Fair in Hannover, Germany. Certain essential components of the machine have been redesigned, so that the required stability has now been largely achieved. The Oce CPS 700 features an unique technology developed by Oce. The first machines were delivered to customers in September 2001.

The Company also offers complete network printing solutions for a wide variety of information flows in complex office environments. The Company's goal is to provide and enhance a connection between a network system and a customer's printers and copiers. The Company's product concepts are concentrated on office processes, central reprographic facilities and the interface between users and the CRD to provide faster growth which the Company is developing, especially in the high volume print segment. As the market evolves from the stand-alone copier to an office environment that is predominantly served by networks and a wide variety of printing and copying equipment, the Company is developing a new customer concept to focus on a complete solution to specific customer problems rather than specific individual equipment. In addition, in 2001 Oce released a series of upgrades and enhancements for existing software. Along this line the Company supplies a large series of software products:

..  COM Works which provides automatic job recognition and completion notification;
..  Oce DOC Works which provides easy and direct access to documents created in a company's network;
.. Oce Intra Logic which provides the customer with web access for all printers; .. Oce Office Exec which helps manage the output needs of users working in a decentralized environment.
..  Oce Find Logic, which helps to manage archiving and retrieval of documents;
   and
.. Oce File Dispatch IT, which provides the customer with the ability to send scanned documents directly from a digital Oce copier/printer throughout the world via the internet (e-mail).
Oce Office Exec was brought to the market in the United States in 2001. In 2002 the program will also be sold in Europe.

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


   Production Printing Systems

The Company's Production Printing Systems strategic business unit sells products and services that are based on high volume printers and printing systems. The market for high volume printers and printing systems is dominated by a very limited number of suppliers, and is gradually becoming more and more concentrated as businesses are employing both centralized and decentralized printing environments. Based on a comparison of our products with the products of our competitors, we believe we are a leader in this market being one of the few companies that provides a full range of centralized and decentralized printing solutions. Oce PRISMA software manages both centralized and decentralized production printing. This strategic business unit is further divided into two business groups: electronic production printing and printing and publishing.

Electronic production printing serves electronic data processing customers, such as banks, insurance companies, and public utility companies, that process and print large quantities of data from computer systems. Printing and publishing serves printing and publishing customers. With respect to the electronic production printing group, the Company believes it is a market leader in Europe and has a significant market position in the United States based on our internal research and data from third parties. The Company's main competitors in this segment are IBM and Xerox. With respect to the printing and publishing group, Oce's market share is currently small but increasing through development and sales of its own products as well as through developing strategic relationships with other companies in this market.

Oce believes the electronic data processing portion of this market is growing at a rate of 3% a year, and that the printing and publishing portion of this market is growing at a rate of 15% a year. The Company's revenues in these markets, including service and supplies, were Euro 793 million in 2001, which was a 3% increase from Euro 772 million in 2000, which was a 17% increase from Euro 657 million in 1999.

In the electronic production printing market, Oce believes that it is the leading supplier of high volume continuous-feed paper systems. The Company's main competitors in this market are Xerox, Canon and Ricoh. The Company also offers a range of cutsheet products with speeds ranging from 30 to 155 pages per minute. Oce's Pagestream Series represent Oce's newest generation of high performance continuous feed and cutsheet printers, combining proven LED Plus technology with its unique Scalable Raster Architecture controllers. The Oce PS 1060 TWIN was introduced in early 1999. This machine is the fastest system in its range with a speed of 1,060 pages per minute. The Company also offers high speed digital imaging archiving through its Imagestream 100 product which enables high speed conversion of print data into pixel-equivalent TIF files. In 2001 the Company introduced the Oce Demandstream 8090 BP, the Oce Demandstream 8090 NP and the Oce Demandstream 8090 CX.

With the Prisma server Oce customers are able to print all line data stream and standard page description language in all user environments for production printing, print on demand and distributed printing.

In 1999, Oce introduced Prisma+, a new printer server package that enables high volume customers to obtain increased flexibility regarding speed, the number of printer languages that can be processed and the range of print resolutions. Prisma+ integrates the customer's systems and technical platforms with Oce printers, enabling a high volume customer to use the Company's printing products in combination with virtually any system network.
The Prisma+-audit software developed by Oce has quickly proved its value as a powerful tool in the management of print production hardware and print production processes. The Prisma technology includes the Prisma-production and Prisma-archive software products.

All of the Company's printers are installed in combination with computer systems, servers and finishing equipment to process the output. To ensure that a complete solution is provided to its customers, Oce has entered into a series of strategic relationships. In particular, since 1998, Oce has held an ownership interest in Siemens Software in Namur, Belgium, which is in the software development business. Oce increased its ownership interest during the last few years from 40% to 100%. The business, now called Oce Software Laboratories Namur, develops special software applications for the Company's customers and has about 80 employees. In April 2000 the Company also acquired Computergesellschaft Konstanz in Konstanz, Germany, which has an expertise in developing and marketing black and white and full color scanners with optical character and image recognition features. This company has been renamed as Oce Document Technologies G.m.b.H. In 2000 Oce, in conjunction with IBIS (a U.K. Company), launched a machine that is able to process print output into booklets at high speed.

The printing and publishing market (complete publications in relatively small print-runs), which evolved to meet the needs of the printing and publishing industry, is dominated by players that have a strong customer base in pre-press and traditional printing technology. In May 2000 at the five-yearly DRUPA, the biggest trade fair for the printing industry, Oce presented its advanced digital print solutions under the motto "Go the Digital Way". Digital printing is the obvious link between electronic information and printed matter. For this fast growing market segment Oce not only supplies the printers, but also provides consulting services to guide customers to the digital future.

In the electronic production printing market segment Oce introduced in 2001 PRISMAarchive V1.0 (M60 Status z. Zt.), PRISMAaudit V3.0, DICOpress entry von, MAN Roland, Oce Pagestream Triplex configuration of these series-switched printers which allow full-speed, single-pass duplex printing together with spot color, PS 700 C-Twin with MRM-Advanced, PS 440 with PCL. 5e.

In 2001 the Company launched electronic printing of newspapers in tabloid format. Because of this application, newspapers that are published in Europe can also be made available almost simultaneously in limited print runs for readers in more remote areas of the World. Electronic Printing is in such cases an economic alternative for physical dispatch, which is usually accompanied by high transport costs and considerable delays. The electronic newspaper is hardly distinguishable from the original. To ensure that this opportunity is efficiently exploited. Oce has initiated a series of strategic partnerships with printers/printshops which have the required equipment. In 2001 four such cooperation agreements were concluded, in London, New York, Johannesburg and Melbourne. In 2002 the Company intends to expand this cooperative relationship extensively.

Similar to the electronic production printing market, the production and printing market is served by a small number of suppliers. Through a cooperative relationship with MAN Roland in the application of the Dicopress, Docopack and Dicopage-color printing systems (formerly Chromapress of Agfa/Xeikon) Oce supplies this market with a full range of products and consulting services.

The market development costs related to the production and printing market are high. By concentrating on several highly promising market segments (such as the printing of books and manuals), the Company believes that it will achieve significant growth. In 1999, Oce introduced the Oce Demandstream 8080 printer (470 pages per minute), specifically developed for printing & publishing applications, which was well received by the market. In addition, Oce introduced in 2000 the Oce Demandstream 8090 (700 pages per minute).
In addition, the Prisma+ servers and software also proved to offer excellent solutions for this market, where customers place a strong emphasis on high productivity. New software programs introduced in 2001 were Oce Bookstore, Oce Dpconnect, Oce DocSetter and Oce TrueProof.
In the area of Standard Configuration, Oce introduced in 2001 the Stitching Solution 4000 and Oce Digital Newspress 8000.
In the field of infrastructure and solutions Oce introduced in 2001 the Digital Newspaper Network, Digital Book Publishing and Vertical market solutions for the graphic market.


Facility Services
Over the past several years, there has been a trend of customers outsourcing document management services and other facility services in both the United States and in Europe. Oce has been providing outsourced copying, printing and mailroom services for a number of years, and in 1997, it purchased Archer Management Services, Inc., which provides facility services principally in the United States. Although the activities in the United States still largely comprise the full range of mailroom activities, one of the strong distinguishing features of Oce in that market is its focus on document management as an integrated process.

In November 2001 Oce acquired Practical Print Solutions Ltd. This company is active in the United Kingdom in the area of print procurement and print management and has developed unique software programs for this work. In the United States Oce operates under the name Archer Management Services.

The Company believes the facilities services market is growing world-wide at an aggregate rate of 20% per year. Revenues in 2001 were Euro 364 million which was a 25% increase over Euro 290 million in 2000, which was a 48% increase over Euro 197 million in 1999. These revenues are included in the revenues of each of the three Strategic Business Units.

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

Imaging Supplies
Oce sells materials used in copying and printing such as paper, films and labels. The Company believes it is among the leading suppliers in the United States and Europe as it is a leading provider of supplies and media not only for Oce but also for other brand name printers, plotters and copiers for reprographics, CAD and color display graphics applications.

Imaging Supplies revenues in 2001 were Euro 457 million. which were practically the same as Euro 459 million in 2000, which was an 11% increase over Euro 414 million in 1999. These revenues are included in the revenues of the three Strategic Business Units.

Oce's success with imaging supplies is attributable to two factors:

      . the sale of new materials for business graphics (paper for color prints and copies), display graphics (wide format) and multi-purpose CAD supplies; and
      . the steady growth of sales in the area of wide format plain paper media.

Although overall revenues in 2001 decreased slightly, operating income increased due, in part, to the growing share of supplies with high margins, continued rationalization of the product portfolio and cost reductions.

The market for Imaging Supplies is highly fragmented. However, Oce provides a significant amount of supplies in the area of wide format paper and A4-size paper, a commodity which often provides an entry for the sale of other types of supplies.

The Company continues its efforts to increase its sales of supplies to the display graphics market. Along this line, the Company recently consummated acquisitions in France and the United States, as already described in the section on Wide Format Printing Systems. This segment, which is still relatively new for Oce, is growing by 25% to 35% a year. Oce's American subsidiary Arkwright has in recent years developed an extensive range of highly specialised products for Display Graphics.


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

Although direct financing creates some risk to the Company, Oce has adopted policies to minimize this risk. The lease agreements to its customers typically provide for a fixed rate of interest. To minimize the risk of changing interest rates, the Company finances its lease portfolio predominately with interest bearing loans with the same maturity dates and interest rates as the leases. Further, Oce believes that the risk of an adverse effect to the Company due to customer default is slight because of the volume and diversity of its customers for whom it provided financing and Oce has the opportunity to remarket its machines in the event that a customer defaults.

The Company has announced that it is exploring options to outsource our financing through lease programs. It has signed an agreement with Telia Finans AB for its Scandinavian market and is exploring a joint venture with De Lage Landen International B.V. with respect to its European market. Depending on its success in Europe, the Company will explore similar relationships in the United States and other geographic areas where it has operations.


Marketing, Consulting and Services
Oce has a strong direct sales and service organization. The Company markets 92% all of its copiers, printers and copier supplies through its direct sales force of approximately 4,700 employees. The Company sells plotter systems primarily through independent value added resellers and dealers. Similarly, Oce sells fanfold laser printers primarily through original equipment manufacturers ("OEMs"). Approximately 7%, 8% and 8% of its total revenues in 2001, 2000 and in 1999 respectively, were accomplished using independent distributors and OEMs.

Since 1997, IKON Office Solution Inc. has distributed Oce products - analog as well digital copiers, supplies and parts - in the United States through the distribution channels of IKON. This agreement has a five year term of which 1 year is remaining and is the continuation of a business relation with ALCO Standard Corporation (the predecessor of IKON) which began in 1994.

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

Although Oce sells its products on a world-wide basis, sales in the United States and in the EU contributed 41% and 46%, respectively, of the Company's total revenues in 2001, 40% and 47%, respectively in 2000 and 37% and 51%, respectively in 1999. Other than sales in the EU and the United States, sales in no single country accounted for as much as 3% of total revenues in 2001, 2000 or 1999. Oce believes that no single customer accounted for more than 10% of its total revenues in 2001, 2000 or 1999.
Oce provides direct customer support, after-sales service and maintenance to the end users of its products in about 30 countries through approximately 4,900 employees.


Competition
There are a number of companies with significant financial resources and world-wide operations that compete with all or part of the Company's business. The Company's primary competitors in the business of document management, are IBM, Xerox Corporation, Canon, Hewlett Packard, Ricoh, Heidelberg Digital, EPSON, NVR, Vutek and Scitex. The Company's success in the future will depend on its ability to compete successfully in its current geographic and product markets and to expand into additional geographic and product markets.


C. Organizational Structure

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

Europe
Oce-Belgium N.V./S.A.                                           Brussels                  Belgium
Oce-Interservices N.V./S.A.                                     Brussels                  Belgium
Oce Software Laboratories Namur S.A.                            Namur                     Belgium
Oce-Danmark a/s                                                 Copenhagen                Denmark
Oce-Holding Deutschland G.m.b.H.                                Mulheim/Ruhr              Germany
Oce-Deutschland G.m.b.H.                                        Mulheim/Ruhr              Germany
Oce Printing Systems G.m.b.H.                                   Poing                     Germany
Oce Document Technologies G.m.b.H.                              Konstanz                  Germany
(formerly known as Computer Gesellschaft Konstanz G.m.b.H.)
Oce-Finland Oy                                                  Helsinki                  Finland
Oce-France S.A.                                                 Noisy-le-Grand            France
Oce Print Logic Technologies S.A.                               Creteil                   France
Espace Graphic s.a.                                             Creteil                   France
Oce-Hungaria Kft.                                               Budapest                  Hungary
Oce-Ireland Limited                                             Dublin                    Ireland
Oce-Italia S.p.A.                                               Milan                     Italy
Oce-Technologies B.V.                                           Venlo                     the Netherlands
Oce-Nederland B.V.                                              `s-Hertogenbosch          the Netherlands
Arkwright Europe B.V.                                           Venlo                     the Netherlands
Oce Real Business Solutions B.V.                                Venlo                     the Netherlands
Oce-Norge A.S.                                                  Oslo                      Norway
Oce-Osterreich Ges.m.b.H.                                       Vienna                    Austria
Oce-Poland Limited, SP. Z o.o.                                  Warsaw                    Poland
Oce-Lima Mayer S.A.                                             Lisbon                    Portugal
Oce-Espana S.A.                                                 Barcelona                 Spain
Oce-Czech republic s.r.o.                                       Prague                    Czech Republic
Oce (UK) Limited                                                Loughton                  United Kingdom
Practical Print Solutions Ltd.                                  Reigate                   United Kingdom
Oce Svenska AB                                                  Stockholm                 Sweden
Oce (Schweiz) A.G.                                              Glattbrugg                Switzerland

North America
Oce-USA Holding Inc.                                            Chicago, Illinois         USA
Oce-USA Inc.                                                    Chicago, Illinois         USA
Oce Printing Systems USA, Inc.                                  Boca Raton, Florida       USA
Arkwright Inc.                                                  Fiskeville, Rhode Island  USA
Archer Management Services, Inc.                                New York, New York        USA
Oce Groupware Technology, Inc.                                  Cleveland, Ohio           USA
Raster Graphics, Inc. doing business as Oce Display
Graphics Systems, Inc.                                          San Jose, CA              USA
Oce-Canada Inc.                                                 Toronto                   Canada
Oce-Mexico S.A. de c.v.                                         Mexico City               Mexico
Oce-Mexico Servicios Administrativos, S.A. de C.V.              Mexico City               Mexico

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

Other countries
Oce-Brasil Comercio e Industria Ltda.                           Sao Paulo                 Brasil
Oce Printing Systems (South Africa) (Pty.) Ltd.                 Johannesburg              South Africa

Direct Export
Oce Direct Export                                               Venlo                     the Netherlands

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

Oce also holds a minority equity interest (and corresponding voting power) of the following companies:
Minority Holdings
Heliozid Oce-Reprographics (Cyprus) Ltd.     25%                Nikosia                   Cyprus
InterFace A.G.                               11%                Munchen                   Germany
Datapost Pte. Ltd.                           30%                Singapore                 Singapore

Property, plants and equipment

As of November 30, 2001, the following properties were material to the Company's operations:

              -------------------------------------------------------
                    Country         Principal Use     Owned/Leased
              -------------------------------------------------------
              The Netherlands
              Venlo              Headquarters         Owned
              -------------------------------------------------------
                                 Research             Owned
              -------------------------------------------------------
                                 Manufacturing of     Owned
                                   Copying Equipment
              -------------------------------------------------------
                                 Manufacturing of     Owned
                                   Copying Supplies
              -------------------------------------------------------
              Den Bosch          Sales Offices        Owned
              -------------------------------------------------------
              Germany
              Mulheim/Ruhr       Sales Offices        Owned
                                 Warehouse            Capitalized
                                                      lease
              -------------------------------------------------------
              Poing              Offices, Research    50% Owned
                                   and Manufacturing
                                   of Printing
                                   Equipment
              -------------------------------------------------------
              France
              Noisy le Grand     Sales Offices        Capitalized
                                                      lease
              -------------------------------------------------------
              Creteil            Offices and Research Owned
              -------------------------------------------------------
              Guerande           Manufacturing of     Owned
                                   Copying Equipment
                                   and Plotters
              -------------------------------------------------------
              Brazil
              Sao Paulo          Offices, Warehouse   Owned
              -------------------------------------------------------
              United States of
              America
              Wilmington, DE     Offices, Warehouse   Owned
              -------------------------------------------------------
              Guilford, CT       Manufacturing of     Owned
                                   Copying Supplies
              -------------------------------------------------------
              Fiskeville, RI     Manufacturing of     Owned
                                   Copying Supplies
              -------------------------------------------------------
              Charleston, IL     Manufacturing of     Owned
                                   Copying Supplies
              -------------------------------------------------------

Each of the properties listed above is owned or leased by the Company free of any material encumbrances.

The leased land and buildings in Poing, Germany are owned by a joint venture in which the Company holds a fifty percent interest and has management control (the remaining 50% of the joint venture is owned by Mobaco BV). The lease has a ten year term with six years remaining and is for a fixed amount of rent at an annual rate of Euro 6.3 million.

In addition to the principal properties listed above, Oce also owns and leases office and warehouse space throughout the world where necessary to its business. Certain facilities were subject to capitalized leases, amounting to Euro 11.6 million and Euro 11.9 million as of November 30, 2001 and November 30, 2000, respectively.

Oce believes that its production and other facilities are in good operating condition and that its production capacity will be adequate for the immediately foreseeable future.

Item 5  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Exhibit 10 is an excerpt from our Annual Report 2001, which contains a review of our operating and financial results and prospects, and is incorporated into this
Item 5 by reference. The following discussion supplements and should be read in conjunction with our Annual Report 2001 in Exhibit 10. In the event that any portion of Exhibit 10 conflicts with any portion of the discussion contained in this Item 5, the provisions in this Item 5 will prevail.

This discussion contains forward-looking statements concerning our operations, economic performance and financial condition. For more detailed information on the risks involved in forward-looking statements, see "Forward-looking statements" in Item 3.

Significant accounting policies

This discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in The Netherlands, or Dutch GAAP. We also reconcile certain portions of our consolidated financial statements in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The differences between Dutch GAAP and U.S. GAAP are explained in Note 25 of our Notes to Consolidated Financial Statements.

When we prepare our financial statements, we select certain accounting principles and methods and make certain assumptions, estimates and judgments relating to our financial condition and disclosure, which require management's subjective and complex consideration of a variety of matters, including the following:

..  valuing our intangible and tangible fixed assets;
.. establishing assumptions as the basis of our revenue recognition policy; .. calculating our deferred taxes;
..  assessing the magnitude of our pension and other post-retirement benefit liabilities;
.. identifying expenses in connection with restructuring; and .. determining the sufficiency of our contingent liabilities, including any contingent liabilities that we may incur in connection with significant litigation.

We base our assumptions and estimates and make our judgments based on our historical experience, our expectations for the future and various other factors that we believe are reasonable under the circumstances. Our actual results may significantly differ from our assumptions, estimates and judgments and our financial condition could be significantly different if we used different assumptions, estimates and judgments.

The following is a brief discussion of some of the significant assumptions, estimates and judgments that we make which could impact our financial condition and results of operations. For further details on the accounting policies used in this financial report, please consult the Notes to our Consolidated Financial Statements.

       Valuation of intangible and tangible fixed assets

Under Dutch GAAP, on November 30, 2001 our total intangible fixed assets at November 30, 2001 amounted to Euro 43.4 million (2000: nil). Under U.S. GAAP, the book value of our intangible fixed assets at November 30, 2001 was Euro 251 million, (2000: Euro 227 million).

We assess the impairment, if any, of the current value of our intangible and tangible fixed assets from time to time when events or changes in circumstances indicate that our current book value may not be recoverable. Events or circumstances that may trigger an assessment of the current value include the following:

..  Significant under performance of the assets compared to expected historical or projected future operating results;
..  Significant changes in the manner of use of the assets;
..  Significant changes in our overall business strategy;
..  Significant negative industry or economic trends;
.. Significant decline in our stock price for a sustained period; or .. Significant changes in our market capitalization compared to net book value of the assets.

When one or more of these events or circumstances exists, we assess whether we can recover the current value that we have attributed to our intangible assets by calculating the value of our intangible and tangible fixed assets based on a discounted cash flow method using estimated terminal values and a discount rate determined by our management to be commensurate with the risk inherent in our current business model under Dutch GAAP. Under U.S. GAAP we assess whether an impairment exists by comparing the undiscounted future cash flows to the carrying value of the related asset. Our projections for the future cash flows are based on our current estimates of the future growth of our business, and anticipated future economic, regulatory and political conditions.
If our projections for future cash flows change as a result of changes in our business models, printing and document management technology, general economic conditions, the regulatory environment or other reasons, we may have to adjust the value of our intangible and tangible fixed assets and recognise additional impairment charges on our intangible assets.

As part of our restructuring program, under Dutch GAAP, we recognized an impairment charge of Euro 50 million on assets which will be divested in the coming years. This impairment charge is part of the restructuring program. In making estimates, we used the most recent information available on these stocks, rental machines and residual value of financial leases based on the fact that these types of machines will be divested. Under U.S. GAAP, no impairment charge was recorded.

         Revenue recognition

In the normal course of business, the Company generates revenue through the sale of equipment, services and supplies and income associated with the financing of its equipment sales. The Company recognizes revenue when realized or realizable and earned, which is when the following criteria are met: persuasive of evidence of a contract exists; delivery has occurred; the sales price is fixed or determinable; and collectibility is reasonably assured. More specifically, revenue related to the Company's sales of its products and services are as follows:

Revenue recognition criteria on sale of equipment are generally met when the equipment is delivered and installed at the customer site. In instances in which the agreement with the customer contains a customer acceptance clause, revenue is deferred until customer acceptance is obtained.

The Company may offer customer financing to assist customers in their acquisition of Oce products. At the time a financing transaction is consummated, which qualifies as a sales-type lease, the Company records the total lease receivable net of unearned income and the estimated residual value of the equipment. Unearned income is recognized as finance income using the interest method over the term of the lease. The factors we use to assess the estimated economic life include:

          . historical patterns of equipment usage demonstrated by predominant lease terms,

          .  Our product offerings.

          .  estimated maintenance costs of the equipment, and

          . estimated equipment refurbishment costs at the termination of the lease term.

When one or more of the above factors has changed, we assess whether the estimated economic life we have attributed to the equipment remains appropriate.

Changes in the estimated economic life can affect whether new leases under similar terms to our historical leases would continue to qualify as sales-type leases.

Leases not qualifying as sales-type leases are accounted for as operating leases for which revenue is recognized rateably over the lease term and the underlying equipment is depreciated on a straight-line basis over the assets' estimated useful life.

Service revenues are derived primarily from maintenance contracts on our equipment sold to customers and are recognized ratably over the term of the service contracts.

Supplies revenue generally is recognized upon shipment.

The Company sells its equipment and services on a stand-alone basis and also enters into bundled arrangements that contain multiple deliverable elements. These multiple element arrangements typically include equipment, services, supplies and financing components for which the customer pays a single defined price for all elements. These arrangements typically also include a variable service component for copy volumes in excess of stated minimum's. When separate prices are listed in these multiple element arrangements with our customers they may not be representative of the fair values of those elements because the prices of the different components of the arrangement may be altered in customer negotiations, although the aggregated consideration may remain the same. Therefore, revenues under these arrangements are allocated based upon estimated fair values of each element. The fair value of each element is estimated based on a review of a number of factors including average selling prices for the elements when they are sold on a stand-alone basis. The average selling prices are based on management's best estimates of market conditions and competitive pricing considerations. The principal change in estimate relating to such revenue allocations among multiple elements is made with respect to the estimated fair value of those elements and their related margins. This is a significant factor considered in our revenue allocations process along with other factors, such as pricing changes and customer discounts, which also affect the overall allocation process.

         Deferred taxes

As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves us estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of balance sheet items, such as the valuation of our tangible fixed assets and provisions. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we recognise these assets in part or not at all. To the extent the likely recovery of deferred tax assets changes, we include an expense or a gain within the tax charge on our statement of income for the relevant period.

Significant management judgement is required in determining our provision for income taxes, our deferred tax assets and liabilities and the valuation of deferred tax assets in particular.

In the event that actual results differ from these estimates due to future changes in income tax law or results from final review of our tax returns by taxing authorities, we may need to establish an additional valuation allowance which could impact our financial position and results of operations.

Our net deferred tax asset was Euro 63.7 million , Euro 40.6 million and Euro
36.3 million as of November 30, 2001, 2000 and 1999, respectively.

         Pensions and other post-retirement benefits

Retirement benefits constitute a significant current cost of our business operations but represent obligations that will not be definitively settled until far in the future. As a result we contribute monthly premiums to local pension funds.

In addition, certain pension provisions are recorded in the balance sheet, such as early retirement benefit provisions. These provisions are based on actuarial assumptions and certain methods customary in The Netherlands.

Dutch GAAP pension accounting differs significantly from U.S. GAAP pension accounting. Under Dutch GAAP our pension expenses in our statement of income relate to the contributions we pay mainly to pension funds. Employees also have to pay premiums to these funds. Our contributions are based on a dynamic model, which includes future expectations on return on assets, rate on compensation increase, and other assumptions. In accordance with Dutch pension law we are liable for any shortfalls in our pension funds. In that case premiums will be increased for the employer as well as the employee.

Under U.S. GAAP we account for our retirement benefit liability based on our estimate of our future benefit costs during an employee's approximate service period in accordance with the terms of the relevant retirement plans, taking into account investment and funding decisions under such plans. To determine the amount of our retirement benefits liability, we assume a discount rate used to value our future obligation, our expected return on plan assets and future increased compensation. We select discount rates commensurate with current market interest rates on high-quality, fixed-rate corporate bonds. The expected return on assets is based, in part, on our current view of the long-term returns on assets held by the plans, which is based on our historical experience and information.

Changes in our key assumptions can have a significant impact on our calculation of our projected benefit obligations, funding requirements and periodic benefit costs. A discussion of our policies and key assumptions is included in the Notes to our Consolidated Financial Statements.

         Restructuring

In 2001, we announced that we were implementing a restructuring of our operations to merge our Document Printing Systems and Production Printing Systems into one business segment, which we believe will better reflect the current market in which we operate. Upon completion of the restructuring we will have a new strategic business unit, Digital Document Systems, and we will continue to have our other strategic business unit, Wide Format Printing Systems. The restructuring began in 2001 and will continue into 2002. As a result, in 2001 we recorded a provision for restructuring, redundancies and tangible fixed assets of Euro 127 million on our balance sheet under Dutch GAAP and a provision for restructuring of Euro 57 million under U.S. GAAP.

For the purpose of calculating the restructuring provision, we made estimates of the costs of our restructuring program. These estimates include costs attributable to reduction in personnel and in write -off of inventory and residual values of certain obsolete products. In making estimates, we used the most recent information available on the actual costs. However, future results may differ from these estimates.

         Contingencies

Our determination of the treatment of contingent liabilities in our financial statements is based on our view of the expected outcome of the applicable contingency. We consult with legal counsel on matters related to litigation and other experts both within and outside Oce with respect to matters in the ordinary course of business. We accrue a liability if an adverse outcome is probable and the amount is estimable. If either the likelihood of an adverse outcome is only reasonably possible or an estimate is not determinable, we disclose any matter that we believe is material. Actual results may differ from our estimated results and could have an adverse impact on our financial condition and results of operations.

Recent accounting pronouncements

       Dutch GAAP and Pending Dutch Legislation

The Dutch Council for Annual Reporting recently issued several new accounting guidelines, which will become effective in our fiscal year 2002. The following is a summary of the guidelines which we expect will have an impact on us.
Under the new guideline relating to employee benefits and accounting for employee stock options, we will be required to record an expense equal to the amount for which the share price exceeds the exercise price difference between the exercise price. In addition if we reprice the exercise price of any option previously granted, all subsequent changes to the underlying share price will be charged as compensation as long as the intrinsic value of the options is positive and the cumulative effect of compensation had not previously been recorded.

Other significant changes that were adopted include:

.. new guidelines relating to accounting for profits resulting from the dilution of participating interests valued at net value which require us to recognise income in our income statement and record profits from the dilution of participating interests in our equity;
.. new guidelines prohibit the recording of the Company's pro rata interest results from transactions with parties in which the Company owns a minority equity interest;
..  new guidelines relating to accounting for investments with negative equity;
   and
..  new guidelines clarifying accounting for mergers and acquisitions.

We are currently assessing the impact of these new reporting guidelines on our financial position, results of operations and cash flows.

The Dutch parliament approved new legislation that will require quoted companies to disclose details regarding arrangements relating to compensation, stock options and loans between companies and their management. This legislation which may become effective in the course of this year, has already, partly, been implemented by showing the compensation of the Board members separately (see item 6).

       U.S. GAAP

In July 2001, the United Stated Financial Accounting Standards Board or FASB issued Statement of Financial Accounting Standards No. 141, or SFAS No. 141, "Business Combinations". SFAS No. 141 requires companies to account for business combinations initiated after June 30, 2001 under the purchase method of accounting and eliminates the pooling-of-interests method. We believe that the adoption of SFAS No. 141 will not have a significant impact on our financial position, results of operations and cash flows.

In July 2001, FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142, which is effective for us as of December 1, 2003 except for business combinations recorded in accordance with SFAS no. 141, requires, among other things, the discontinuance of amortization of goodwill and other intangibles with an indefinite useful life. In addition, SFAS No. 142 requires a company to reassess the useful lives of existing recognized intangibles, to reclassify certain intangibles out of previously reported goodwill and to test for impairment of existing goodwill and other intangibles on an annual basis.

Under SFAS 142, we will be required to assess the value of our intangible assets under a two part evaluation:

First, we will be required to compare the fair value of each reporting unit to its carrying value, including its goodwill. If a unit's fair value exceeds its carrying value, no further work is performed and no impairment charge is necessary. For each reporting unit where the carrying value, including goodwill, exceeds the unit's fair value, we will be required to proceed to the second part of the evaluation.

Second, we will allocate the fair value of the reporting unit to its identifiable tangible and intangible assets (other than goodwill) and liabilities to determine the implied fair value for the reporting unit's goodwill. We will then compare the implied fair value of the reporting unit's goodwill with the carrying amount of the reporting unit's goodwill. If the carrying amount of the reporting unit's goodwill is greater than the implied fair value of its goodwill, we will be required to incur an impairment loss for the amount of the excess.

Intangible assets with finite useful lives will continue to be amortized over their useful lives.

We expect to complete the initial review during the first six months of 2003.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Asset, which is effective for us as of December 1, 2003. SFAS No. 143 requires, among other things, that we recognise the fair value of an asset related to a retirement obligation in the period in which it is incurred, if a reasonable estimate of fair value can be made and we have a legal obligation to do so. The associated costs related to the asset will be capitalized as part of the carrying amount of the related asset and subsequently allocated to expense using a systematic and rational method over the useful life of the related asset.
In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 addresses significant issues relating to the implementation of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and develops a single accounting method under which long-lived assets that are to be disposed of by sale are measured at the lower of book value or fair value less cost to sell. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. We are currently assessing the impact of the adoption of this statement on our financial position, results of operations and cash flows. This will be effective as of December 1, 2002.

Reconciliation to U.S. GAAP

As noted above and as further described in Note 25 to the Notes to our Consolidated Financial Statements, U.S. GAAP differs significantly from Dutch GAAP, which in turn, significantly effects certain of our financial disclosures. Under U.S. GAAP, our net profits were Euro 74 million in 1999 (compared with Euro 77 million under Dutch GAAP), Euro 109 million in 2000 (compared with Euro 152 million under Dutch GAAP) and Euro 17 million in 2001 (compared with Euro 10 million under Dutch GAAP).

       Restatement of Certain Items from 1999

As further explained in Note 25 to our Consolidated Financial Statements, we have restated our reconciliation to U.S. GAAP previously reported for the year ended November 30, 1999 to reflect a recalculation of our pension obligations under U.S. GAAP.
The effect of this restatement on the U.S. GAAP reconciliations for the year ended November 30, 1999 is as follows:

                                                      1999             1999
                                                   as reported      as restated
                                                      Euro             Euro

Amounts in accordance with U.S. GAAP
Net income                                             75,673           74,434
Comprehensive income                                  124,500          125,792
Shareholders' equity                                1,154,928        1,163,136

       Disclosure of Stock Based Compensation under U.S. GAAP

As permitted by SFAS No. 123, Accounting for Stock-Based Compensation, the Company accounts for employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25 (APB 25), Accounting for Stock Issued to Employees, and FASB Interpretation No. 44 (FIN 44), Accounting for Certain Transactions Involving Stock-Based Compensation, an interpretation of APB Opinion No. 25 and related interpretations in accounting for its stock-based compensation plans.

If compensation expense for our option plan had been determined based on the fair value at the grant dates for awards under SFAS No. 123, the additional compensation costs for 1999, 2000 and 2001 would have been Euro 2.5 million, Euro 2.3 million and Euro 2.2 million respectively and our net income and earnings per share would be as set forth in the following table.

                  Euros in thousands      Year ended November 30,
                  Except per share          1999          2000        2001
       Net income
       As reported                         76,675      151,741      10,070
       Pro forma                           74,206      149,454       7,888

       Diluted earnings per share
       As reported                           0.88         1.74        0.08
       Pro forma                             0.85         1.71        0.05

For the purpose of pro forma disclosures, the estimated fair value is amortized over the options' vesting period. Because compensation expense associated with option grants is amortized over the vesting period, the initial impact of applying SFAS No. 123 on pro forma net income is not representative of the potential impact on pro forma net income in future years. In each subsequent year, pro forma compensation expense would include the effect of recognizing a portion of compensation expense from multiple awards.

For the purpose of presenting pro forma results, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                 Year ended November 30
                             1999          2000         2001
Dividend yield               2.94%         3.20%        5.93%
Risk-free interest rate      5.05%         4.91%        5.14%
Stock price volatility      35.00%        28.00%       33.00%
Expected life (years)        2.94          3.99         5.42

The assumptions were used for this calculation only and do not provide an indication of management's expectations of future developments.

A. Operating Results


For a discussion of our operating results for the past three fiscal years, please see the information beginning on page 20 under the heading "Finance", through page 22 under Exhibit 10 in which is incorporated here by reference.

Information about market risk

B.  Liquidity and Capital Resources
For a discussion of our liquidity and capital resources, please see the information beginning on page 24 under the heading "Use of Funds and Finance", through page 26 under Exhibit 10, which is incorporated here by reference.

In addition to liquidity provided from cash flow operations and cash flow from financing activities, we have several credit facilities in place as more fully described in Note 10 to our Consolidated Financial Statements. As of November 30, 2001 we had Euro 892 million available in permitted borrowings under our credit facilities, most of which are multi-year stand-by credit contracts.

We believe, based upon current levels of operations and forecasted earnings, that our cash flow from operations and from financing activities, together with our available borrowings under our credit facilities, will be adequate to permit anticipated capital expenditures, and to fund working capital requirements and other cash needs for the foreseeable future, including 2002.

Pension Plans

In The Netherlands and in many other countries, in which we operate, we are required by local legal regulations, customs and circumstances to provide a pension to the majority of our employees. In addition to the pensions required under local laws, we also provide a pension to our other employees ("additional plans"). Pension costs, including past service costs, for the additional plans are actuarially determined and, in general, funded. Our total pension expense for the years ended November 30, 1999, 2000 and 2001 was Euro 42.4 million, Euro
49.1 million and Euro 51.9 million, respectively. Our accumulated benefit obligations and plan assets as of the dates of the most recent actuarial valuations are Euro 832 million and we have net assets with a value of Euro 783 million currently available to pay such accumulated benefits.

The actuarial present value of accumulated plan benefits was computed using an interest rate of 6% for employees in The Netherlands, whose benefits and net assets comprise more than 60% of the above amounts, and 2.5% to 8.0% for employees outside The Netherlands. The actuarial present value of projected benefit obligations are approximately Euro 229 million higher than the net assets available.

C. Research and Development
Oce largely develops and manufactures its products itself.
The company can draw on a strong technology base thanks to its many years of expertise and its programmes of consistent investment in R&D. This basic strength is further enhanced via alliances with strategic partners and through systematic cooperation with co-developers and suppliers. The Company's own sales and service organisation provides a constant flow of up-to-date market information, allowing Oce to anticipate and respond quickly to changing market requirements.

Our research and development efforts are oriented towards the development of new products and technologies and the improvement of existing products and technologies, exploring new applications in existing technologies and identifying fundamental technological breakthroughs. Currently, approximately 10% of the time spent by research and development personnel is devoted to specifically defined development or engineering projects with the balance devoted to general, non-project related activities. Our research and development staff is located in the following offices world-wide:

   . 1,155 employees conduct research and development relating to copying and laser printers in Venlo, The Netherlands;
   . 123 employees conduct software research and development in Creteil, France;
   . 372 employees conduct laser printer and software research and development in Poing, Germany;
   . 71 employees conduct software research and development in Namur, Belgium; . 30 employees conduct supplies research and development in Fiskeville RI,
      United States;
   . 35 employees conduct software research and development in Cleveland OH, United States;
   . 45 employees conduct software research and development in Konstanz, Germany; and
   .  9 employees conduct supplies research and development in Tokyo, Japan.

We use a project-based team approach to develop new or improved products. The team approach involves the joint participation of marketing, production, sales, service and financial personnel, as well as research and development personnel, in the research and development process. The Company believes that its joint participation approach facilitates communication within its organizational structure and enables research and development personnel to access up-to-date information from our internal resources among other things. Research efforts are specifically targeted at developments and solutions which customers demand. The Company also believes that this approach to research and development has resulted in greater reliability, improved print quality, lower "cost-of-ownership" and convenience in use.

Approximately 1,840 employees were engaged in research and development activities at the end of 2001 (compared to 1,860 and 1,780 employees at the end of 2000 and 1999, respectively).

Over the past five years, we have spent from 5.6% to 6.3% of our total revenues on research and development. The following table sets forth the aggregate amounts spent in research and development over the past five years:

              Years ended               R&D expenditure           Percent of
              November 30,            (in million Euro's)          Revenues
              ------------            -------------------          --------
                  1997                        138.9                  5.6
                  1998                        155.2                  5.6
                  1999                        166.6                  5.9
                  2000                        198.9                  6.2
                  2001                        203.3                  6.3

Research and development expenditures do not include substantial additional costs relating to the participation of non-research and development personnel in research and development projects. Generally, the above research and development expenditures also do not include (a) development credits advanced under a program of The Netherlands government which are not repaid or charged to income until and unless the project for which the advance is made is commercially successful and (b) direct grants provided by the government of The Netherlands which are not required to be repaid. The Company had development credits and grants (net of provisions for repayment of prior development credits) were, in balance, Euro 3.7 million in 2001, Euro 8.8 million in 2000, Euro 12.9 million in 1997, Euro 14.9 million in 1998, Euro 7.7 million in 1999. See "Development credits and subsidies" in Note 1 to the Notes to Consolidated Financial Statements.

Patents and Similar Rights
At November 30, 2001 Oce held approximately 3,900 patents and patent applications pending throughout the world. We consider our patent position to be important to our business, and we intend to continue vigorously to protect our technology. The Company believes, however, that its technical expertise and "know how" are more important than our patent portfolio and that the loss of any particular patent would not have a material adverse effect upon our business. The Company also believes that its trademark "Oce", which is registered in most areas of the world, is a valuable asset.

Political Policies
We do not know of any economic, fiscal, monetary or political policy of the government of The Netherlands that will materially adversely affect, directly of indirectly, us or investments in our stock by U.S. nationals.


D. Trends

Our results in 2001 were strongly affected by the global slowdown in economic growth. This resulted in a postponement of investment decisions by our customers and decreased sales. We expect that our results in the first part of 2002 will continue to be affected by the slow global economy, and we expect our results in the first part of 2002 to be less than those of the corresponding period in 2001. We do not expect the economy to improve or sales to increase until the second half of 2002, at the earliest.

As discussed above we have initiated a restructuring of our operations to merge our Document Printing Systems and Production Printing Systems into one business segment. Upon completion of the restructuring, we will have a new strategic business unit, Digital Document Systems, and we will continue to have our other strategic business unit, Wide Format Printing Systems. We expect to complete our restructuring in the second half of 2002 so that we can operate more efficiently as the economy improves.

Revenues from financing activities are an essential component of our overall revenues, and financing through lease programs, is an essential component of our product offerings, because we are able to serve as a one-stop supplier. Financing through lease programs, however, places a high demand on capital and our leased equipment represents approximately 40% of our total assets. In addition financing through leasing is not one of our core competencies. Accordingly, we are exploring options to outsource our financing through lease programs. We have signed an agreement with Telia Finans AB for our Scandinavian market and we are exploring a co-operation with De Lage Landen International B.V. with respect to our European market. Depending on our success in Europe, we will explore similar relationships in the United States and other geographic areas where we have operations. We expect to use financial resources that are released due to this outsourcing of our lease portfolios to reduce in part external funding and expand our commercial operations. We will, however, have substantially lower income from interest, but we will also have lower interest costs and charges from our financing activities, because the amount of loans will decrease drastically. On balance we expect our income from financial leases to decrease, which may lead to a temporary decrease in earnings per share. The long term effect will depend on how we will use the released financial resources.

Item 6  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The Company is managed by a Board of Executive Directors, all of whom are employees of the Company, whose activities are generally supervised by a Board of Supervisory Directors, none of whom are employees of the Company.

Set forth below is information as of April 16, 2002 concerning the Supervisory and Executive Directors and certain other persons performing principal business functions for the Company (some of such persons being employed by subsidiaries of the Company). See "Share Ownership" below for a description of the arrangements pursuant to which members have been elected to the Supervisory Board and the Executive Board.

Board of Supervisory Directors as at April 16, 2002

J.L. Brentjens (Born: 1940)   Post(s) held: former Chairman of the Board of
Chairman                      Directors of VNU N.V. Nationality: Dutch.
                              Appointed: in 2001. Current term of office until 2005. Maximum period of office until 2011 (age limit).
                              Supervisory directorships: Chairman of the
                              Supervisory Board of Heijmans N.V. and ArboNed
                              N.V., Vice-chairman of the Supervisory Board of
                              Roto Smeets De Boer N.V., and also member of the Supervisory Board of VNU N.V., Fortis OBAM N.V.
                              and Holdingmaatschappij P. Bakker Hillegom B.V.
                              Other Posts: Vice-chairman of Van Leer Group
                              Foundation, Chairman of the Board of Foundation
                              Katholieke Universiteit Nijmegen and board member of several foundations.

M. Ververs (Born: 1933)       Post(s) held: former Chairman of the Board of
Vice-Chairman                 Directors of Wolters-Kluwer N.V. Nationality:
                              Dutch. Appointed: in 1995. Current term of office until 2003. Maximum period of office until 2003
                              (age limit).
                              Supervisory directorships: Chairman of the
                              Supervisory Board of Getronics N.V., Vice-chairman of the Supervisory Board of ING Groep N.V. and member of the Supervisory Board of CSM N.V. and Laurus N.V.
                              Other posts: Chairman of the Board of Trustees of Isala Clinics, Zwolle, and member of the Board of External Advisers, Ernst & Young.

L.J.M. Berndsen               Post(s) held: former Chairman of the Board of
(Born: 1942)                  Directors of Koninklijke Nedlloyd N.V. and Co-
                              Chairman of P&O Nedlloyd Container Line Ltd.
                              Nationality: Dutch. Appointed: in 1996. Current term of office until 2004. Maximum period of office until 2008 (12-year period).
                              Supervisory directorships: member of the
                              Supervisory Board of TBI Holdings B.V., Martinair
                              Holland N.V., Corus Nederland B.V. and Delta Lloyd
                              N.V. Other posts: member of the Advisory Board of ABN AMRO Bank Holding N.V.

P. Bouw (Born: 1941)          Post(s) held: former Chairman of Koninklijke
                              Luchtvaart Maatschappij N.V. (KLM). Nationality:
                              Dutch. Appointed: in 1998.
                              Current term of office until 2006. Maximum period of office until 2010 (12-year period). Supervisory directorships: Chairman of the Supervisory Board of CSM N.V. and member of the Supervisory Board of Koninklijke Vopak N.V., Getronics N.V., NUON N.V.,
                              Crossair (Switzerland) and De Nederlandse Bank
                              N.V. Other posts: part-time professor in Business
                              Administration, Twente

                              University, member of the Board of Trustees, Amsterdam Free Reformed University, Chairman of the Banking Counsil and Chairman of the Board of Trustees of Sectie Betaald Voetbal KNVB.

J.V.H. Pennings (Born: 1934)  Post(s) held: former Chairman of the Board of
                              Executive Directors of Oce N.V. Nationality:
                              Dutch. Appointed: in 1998. Current term of office until 2005. Maximum period of office until 2005 (age limit).
                              Supervisory Directorships: Chairman of the
                              Supervisory Board of Koninklijke Grolsch N.V., Koninklijke Ahrend N.V., Essent N.V. and N.V. Industriebank Liof, vice-chairman of the Supervisory Board of Wolters Kluwer N.V. and member of the Supervisory Board of Heijmans N.V. and Berenschot Beheer. Other posts: board member of several foundations.

F.J. de Wit (Born: 1939)      Post(s) held: former Chairman of the Board of
                              Directors of N.V. KNP B.T. Nationality: Dutch.
                              Appointed: in 1997. Current term of office until 2005. Maximum period of office until 2009 (age limit and 12-year period).
                              Supervisory Directorships: Chairman of the
                              Supervisory Board of PontEecen N.V. and member of the Supervisory Board of AEGON N.V.
                              Other posts: member of the Advisory Board of Deloitte & Touche and Keyser & Mackay
                              (International) C.V., honorary consul general of Finland and board member of several foundations.

Supervisory Directors serve until their resignation, death or removal by shareholders and with a maximum period in office of twelve years. At each Annual Meeting of Shareholders the term of at least one Supervisory Director expires. A Supervisory Director who has not reached the age of 70 may be immediately reappointed. Vacancies which exist in either the Supervisory or Executive Board are filled by shareholders, generally at the first General Meeting after such vacancy occurs or is created. Subject to being overruled by a shareholders vote, the holders of Priority Shares may make binding nominations for all vacancies in the Supervisory Board.

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

                                                                                   Served in such
Others                            Position with Company                            capacity since
------                            ---------------------                            --------------
P.H.G.M. Creemers                 Staff Director Corporate Personnel,
                                  Organization and Services                                 1998

C.F. Lindenhovius                 Staff Director, Group Controller                          1995

H.J. Huiberts                     Staff Director, Secretary of
                                  the Company and Legal Affairs                             2001

A. Ribbink                        Assistant Director, Internal Auditing                     1998

P.M. Vincent                      Assistant Director, Tax Department
                                  and Investors Relations                                   1996

P. Hollaar                        Assistant Director, Corporate
                                  Communication Manager                                     1995

W. Roos                           Assistant Director, Corporate Treasurer                   1995

W.H.M. Orbons                     Research and Development Director                         2000

M.J.A. Frequin                    Strategic Business Unit Director                          2001

A.P. Langendoen                   Assistant Director, Business Group                        2000

M.C. Kingmans                     Assistant Director, Business Group                        2000

P.F.A. Middelhoek                 Assistant Director Strategy                               2002

P. Feldweg                        Strategic Business Unit Director                          2001

J. Bjorkmann                      Assistant Director Strategic Business Unit                2001

Compensation

The following table sets forth in Euros the amount of compensation paid and benefits granted to the Company's Board of Executive Directors in 2001:

                                                               Pension
                        Base Salary    Performance Bonus    Contributions     Total/(a)/
                        -----------    -----------------    -------------     ----------
R.L. van Iperen           463,074          137,333             238,235          838,642
J. van den Belt           320,815           25,484              55,361          401,660
J.F. Dix                  358,783          114,444             216,453          689,680
G.B. Pelizzari            360,027          114,444             189,680          664,151

-----------------------
/(a)/ The compensation received by the Executive Directors includes a bonus paid in 2001 based on performance in 2000. The bonus was a percentage of the recipient's salary, generally based on a formula, the principal element of which was the profitability of the Company for the year in respect of which the bonus was paid.

For the fiscal year ended November 30, 2001 the aggregate compensation of all "Others" referred to above, was Euro 4,044,190. This includes performance bonuses and an aggregate contribution by the Company to Oce's pension plan in respect of such fiscal year to an amount of Euro 665,050. The remuneration for the 2001 financial year of the present and former members of the Board of Supervisory Directors amounted to Euro 196,714 (2000: Euro 193,443). The remuneration costs and pension scheme contributions of former Executive Board members are Euro 111,174 (2000: nil).

At November 30, 2001 and 2000 the Executive Directors held no ordinary shares in Oce and no rights to shares from the 1994 issuance of convertible bonds and from options listed on the Euronext Options Exchange, the Supervisory Directors held 2,969 ordinary shares in Oce (2000: 2,969) and no rights to shares from the 1994 issuance of convertible bonds and from options listed on the Euronext Options Exchange. The Executive Directors, however, have been granted stock options under the Company's Stock Option Plan, as described below.

The Stock Option Plan for key employees was adopted in 1990 and grants of options and stock appreciation rights ("SARs") may be made under the plan through 2001. A SAR is the right to receive payment of the share price gain of an Ordinary Share, where the share price gain is the difference between the stock market price of the share on the day of exercise and the exercise price fixed on the day of grant. Instead of receiving payment of the share price gain, a participant may request delivery of a number of shares with the value on the date of exercise of the share price gain. In 2001, options covering 701,000 unconditional and 392,000 conditional share options and 15,000 SARs were granted to 178 directors and key employees (most of such persons being employed by subsidiaries of the Company) on November 26, 2001; 202,000 fixed and 208,000 variable options and SARs issued in 2001 were granted to the Executive Directors and the "Others" named above. The Supervisory Directors were not granted any options or SARs.

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

The following sets forth certain information relating to stock based compensation to the Company's Board of Executive Directors in 2001:

                     Stock Option     Issued Number        Outstanding at      Exercise Price
                     Plan in Year       of Options       November 30, 2001         in Euro       Expiration Date
                     ------------       ----------       -----------------         -------       ---------------
R.L. van Iperen          1998                 50,000           50,000                 24.85      Nov. 28, 2002
                         1999                 35,000           35,000                 30.40      Nov. 29, 2004
                         2000                 42,000           42,000                 17.02      Nov. 26, 2005
                         2001                 42,000           42,000                 18.10      Nov. 29, 2006
                         2002       fixed     21,000           21,000                  9.77      Nov. 28, 2010
                         2002       variable  42,000           42,000                  9.77      Nov. 28, 2010

J. van den Belt          2002       fixed     17,500           17,500                  9.77      Nov. 28, 2010
                         2002       variable  35,000           35,000                  9.77      Nov. 28, 2010

J.F. Dix                 1999                 35,000           35,000                 30.40      Nov. 29, 2004
                         2000                 35,000           35,000                 17.02      Nov. 26, 2005
                         2001                 35,000           35,000                 18,10      Nov. 29, 2006
                         2002       fixed     17,500           17,500                  9.77      Nov. 28, 2010
                         2002       variable  35,000           35,000                  9.77      Nov. 28, 2010

G.B. Pelizzari           1999                 35,000           35,000                 30.40      Nov. 29, 2004
                         2000                 35,000           35,000                 17.02      Nov. 26, 2005
                         2001                 35,000           35,000                 18.10      Nov. 29, 2006
                         2002       fixed     70,000           70,000                  9.77      Nov. 28, 2010

Besides these options, as listed above, the members of Board of Executive Directors together hold 84,000 options which were granted prior to their appointment to the Executive Board.

Although the Executive Directors and Others, as listed above, hold stock options for Ordinary Shares, none of these people beneficially own one percent or more of the outstanding Ordinary Shares. At the end of 2001 the members of the Board of Supervisory Directors held 2,969 ordinary shares in Oce (2000: 2,969) and no rights to options listed on the AEX Options Exchange.

The service contracts of the executive directors with the Company or any of its subsidiaries do not provide for benefits upon termination of employment. Such contracts, however, provide that the Company will indemnify an executive director upon termination in accordance with general Dutch practice. None of the members of the Supervisory Board have service contracts with the Company.

Board practices

The relationship between the Supervisory and the Executive Board of the Company is determined by the Articles of Association of the Company and Dutch law. The Chairman, J.L. Brentjens, and the Vice-chairman,

M. Ververs, of the Board of Supervisory Directors constitute the remuneration committee in order to fix the remuneration of the executive directors. The Company does have an audit committee.

Employees and Labor Relations

At November 30, 2001 the Company employed 22,472 employees (in full time equivalents) world-wide. The Company believes that its employee relations are excellent. Since 1991, the Company has not experienced any significant strike, work stoppage or labor dispute. Most of the Company's employees are subject to labor agreements of one or two years duration's. The general agreement with Dutch labor unions covering the labor conditions of most of the Company's employees in The Netherlands, the location of most of the Company's production operations, must be renewed effective July 1, 2002. In light of the general economic developments in The Netherlands, management expects to renew the contract without a labor disruption.

Employees by category                                  Employees           Employees            Employees
                                                         1999                 2000                 2001
                                                         ----                 ----                 ----
Research and Development                                 1,780               1,863                1,840
Manufacturing and Logistics                              3,507               3,258                2,887
Facility Services                                        4,198               5,279                6,046
Sales                                                    4,926               4,753                4,653
Service                                                  5,322               5,059                4,914
Accounting and other staff                               2,024               2,041                2,132
                                                  ------------         -----------         ------------

Total number of employees at November 30                21,757              22,253               22,472

Average number of employees during the
fiscal year                                             21,368              22,005               22,363

Distribution of employees
by geographical areas                 1999          %         2000          %            2001           %
                                      ----          -         ----          -            ----           -
Netherlands                           4,155          19       3,962          18           4,059            18
Germany                               3,144          14       3,417          15           3,299            15
France                                1,606           7       1,491           7           1,388             6
United Kingdom                        1,104           5       1,075           5           1,111             5
Rest of Europe                        3,454          16       3,349          15           3,301            14
United States                         7,103          33       7,810          35           8,234            37
Rest of the world                     1,191           6       1,149           5           1,080             5
                                   --------    --------    --------    --------      ----------    ----------

Total number of employees
at November 30                       21,757         100      22,253         100          22,472           100

The following tables sets forth the number of options under the plans described above issued to the Company's employees from 1997 through 2001 and the changes in the number of options outstanding during 2001, 2000, 1999.

                                                                   Exercised
                  Number                                           number of
                                             Exercised number     options as
                 Options     Exercise price   of options as         of Nov.       Options
    Year          Issued        in Euro *    of Nov. 30, 2000       30, 2001     Forfeited    Expiration Date
    ----          ------        -------      ----------------       --------     ---------    ---------------
1997             806,400             21.05        680,600            680,600      125,800       Nov. 25, 2001
1998             807,000             24.85         26,000             26,000       63,000       Nov. 28, 2002
1999             872,500       30.40-41.15              -                  -       65,000    Nov. 29, 2003/04
2000             791,000       16.85-22.98              -                  -       37,000    Nov. 26, 2004/05
2001             847,500       18.10-24.44              -                  -       10,000    Nov. 29, 2005/06
2002
fixed            681,000        9.77-13.19              -                               -    Nov. 28, 2009/10
2002
variable         392,000              9.77              -                  -            -    Nov. 28, 2009/10
               ---------                     ------------         ----------     --------
               5,197,400                          706,600            706,600      300,800
               =========                     ============         ==========     ========

*Average exercise price for the 2002 issue is Euro 9.80 while for all outstanding options as of April 15, 2002 the average exercise price is Euro 19.58

                                      2001                             2000                            1999
                                      ----                             ----                            ----
                                              Weighted                         Weighted                        Weighted
                                               average                          average                         average
                                              exercise                         exercise                        exercise
                             Options        price in Euro       Options      price in Euro        Options    price in Euro
                             -------        -------------       -------      -------------        -------    -------------
Outstanding at the          3,382,800           23.06          2,561,003          24.60          1,813,500        27.60
beginning of the year
Granted                     1,073,000            9.77            847,000          18.21            791,000        17.35
Exercised                           -               -            -17,000          10.45            -10,200         8.72
Forfeited                    -265,800           23.26             -9,000          24.72            -33,000        18.33
                          ------------------------------------------------------------------------------------------------
Outstanding at the end
of the year                 4,190,000           20.72          3,382,800          23.06          2,561,300        24.60

Weighted average fair
value of options                 4,69                               4.18                              4.96
granted during the year
in Euro

Share ownership

Oce N.V. has four classes of authorized capital stock: (i) 145,000,000 Ordinary Shares, nominal or par value Euro 0.50, of which 87,261,604 shares were outstanding as of March 31, 2002, (ii) 30 Priority Shares, nominal or par value Euro 50, of which all 30 shares were outstanding as of March 31, 2002, (iii) 30,000,000 Cumulative Financing Preference Shares, nominal or par value Euro
0.50 (which have been further divided into thirty classes of one million shares each), of which 20,000,000 shares were outstanding as of March 31, 2001, and
(iv) 175,000 Cumulative Protective Preference Shares, nominal or par value Euro 500, of which no shares are outstanding. As of March 31, 2002, the total authorized capital of the Company was Euro 175,001,500.

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

The Depositary will, to the extent practicable, vote Ordinary Shares it holds as depositary in accordance with instructions received from ADR holders and will not vote any Ordinary Shares it holds as depositary unless it receives specified voting instructions. Any holder of one or more ADS(s) will be entitled to attend (but not vote at) any general meeting of shareholders or of the holders of Ordinary Shares in accordance with the procedures to be set forth in the notice from the Depositary and subject to the applicable provisions of the law of The Netherlands and the Company's Articles of Association.

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

The by-laws of the Foundation Fort Ginkel provide that its three directors shall be the Chairman of the Company's Supervisory Board, the Chairman of the Company's Executive Board and another member of the Company's Supervisory Board. Currently, J.L. Brentjens, R.L. van Iperen and M. Ververs are the directors of the Foundation Fort Ginkel.

The by-laws of the Foundation Lodewijk provide for two class A directors and four class B directors. One of the class A directors shall be the Chairman of the Company's Supervisory Board and the other shall be the Chairman of the Company's Executive Board (or other persons designated by the Foundation Fort Ginkel). The by-laws provide that none of the remaining four class B directors may be a member of the Company's Supervisory or Executive Boards, an advisor or employee of the Company, a director of the Foundation Fort Ginkel, or a shareholder who has granted the Foundation Fort Ginkel the right to vote his or her Ordinary Shares. The by-laws further provide that in the absence of one or more class B directors the remaining class B directors are entitled to vote on behalf of the absent member or members. The purpose of this provision is to ensure that the class B directors will always be entitled to exercise the majority of voting rights on the Foundation Lodewijk's board of directors. Currently, the directors are J.J.C. Alberdingk Thijm, J.M.M. Maeijer, Th. Quene, N.J. Westdijk, J.L. Brentjens and R.L. van Iperen.

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

Item 7   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders
Although the Company's shares are issued and held in bearer form, the Company believes that the following entities own the following shares of its capital stock as of November 30, 2001:

                                                         Identity of
            Title of Class                             Person or Group              Amount Owned        Percent of Class
            --------------                             ---------------              ------------        ----------------
Ordinary Shares                                ING Groep N.V.                           7,343,162*              8.5%

                                               Supervisory Directors                        2,969                 -

Priority Shares                                Stichting Fort Ginkel                    30 shares             100.0%

Cummulative Financing Preference Shares        Foundation Stichting                    20,000,000             100.0%
                                               Administratiekantoor
                                               Preferente Aandelen Oce

Depositary Receipts representing               Rabobank Nederland                       6,000,000              30.0%
Cumulative Financing Preference Shares         Participatie maatschappij B.V.

                                               Fortis N.V.                              6,000,000              30.0%

                                               ABP-PGGM Capital Holdings N.V.           6,000,000              30.0%

                                               ING Groep N.V.                           2,000,000              10.0%

.. As of December 31, 2000 according to schedule 13G as filed by ING Groep N.V. on February 14, 2001.

B. Related party transactions
Except as described in "Share Ownership" and "Directors and Senior Management" in Item 6, the Company is not a party to any transactions or loans with any other party that controls the Company, that is controlled by the Company or under common control with the Company, associates, individuals or enterprise with significant control over the Company or key management personnel.

Item 8    FINANCIAL INFORMATION

A.  Consolidated statements and other financial information
The Company's Consolidated Financial Statements are set forth on pages F-1 through F-40.

Dividend policy
Under the Company's Articles of Association, the Company is required to pay to the holders of the Cumulative Protective Preference Shares, if issued, a dividend per share equal to the percentage of the amount paid on each Cumulative Protective Preference Share and which percentage is the average of the three month's EURIBOR (Euro Interbank Offerest Rate) - weighted according to the number of days during which such percentage was in force - increased or decreased by a premium or discount to at most two percentage points as fixed by the Executive Board with the approval of the Supervisory Board. After payment of the dividends on the Cumulative Protective Preference Shares, the Company is then required to pay a dividend to the holders of the Cumulative Financing Preference Shares equal to 6.26% of the amount paid on each Cumulative Financing Preference Share. This amount may be amended once every 8 years, and the current amount of 6.26% was established on May 31, 1996. After a dividend has been paid on the preference shares, the Company is then required to pay a dividend to the holders of the Priority Shares equal to 4% of the par value of these shares.

Finally, under the law of The Netherlands and under the Company's Articles of Association, after payment of dividends on the Priority Shares and the preference shares, the Company is then required to pay to the holders of Ordinary Shares a minimum cash dividend equal to 5% of the par value of these shares, divided pro rata among the outstanding Ordinary Shares. In addition, the Executive Board, with the approval of the Supervisory Board, may set aside in reserves part or all of the remaining annual profits to be paid as an additional dividend on the Ordinary Shares and, with the approval of the shareholders, may also pay an additional dividend out of paid in capital and retained earnings. With respect to the fiscal year 2001, the Company elected to pay a cash dividend per Ordinary Share equal to Euro 0.58 per share, which constituted 48.1% of the Company's net income before exceptional items for 2001.

Legal proceedings
The Company through its subsidiaries is involved in several legal proceedings relating to the normal conduct of its business. The Company does not expect any liability arising from these proceedings to have a material effect on its results of operations, liquidity, capital resources or financial position. The Company believes that it has provided for all probable liabilities.

B.  Significant changes
Except as otherwise disclosed in this Annual Report, there has been no material adverse change in our business or financial conditions since November 30, 2001.

Item 9   THE OFFER AND LISTING

A. Markets
Since 1958, the year in which the Company's stock became publicly traded, the principal market for the Company's Ordinary Shares has been the Amsterdam Stock Exchange. The Company's Ordinary Shares are also listed on the stock exchanges in Dusseldorf, Frankfurt am Main and Switzerland on the Electronic Stock Exchange (EBS).

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

B. Offering and listing details
The table below sets forth for the periods indicated (a) the high and low sales prices of Oce's Ordinary Shares (expressed in Euros) on the Amsterdam Stock Exchange as reported by the "Officiele Prijscourant", the official daily newspaper of the Amsterdam Stock Exchange, and (b) the low bid and high asked prices of the ADSs (expressed in dollars) on The Nasdaq National Market.

                                                 Amsterdam Stock Exchange                     Nasdaq
                                                  Euro per Ordinary Share                 Dollars per ADS
                                          ----------------------------------     ----------------------------------
                                                      High               Low          High Asked            Low Bid
                                          ----------------       -----------     ---------------     --------------
Annual highs and lows
1997                                                 30.11             20.42               33.50              29.75
1998                                                 40.93             18.47               45.13              22.25
1999                                                 35.00             14.00               40.25              15.25
2000                                                 18.90             11.55               17.75              12.00
2001                                                 18.90              6.15               17.50               6.37
Quarterly highs and lows
2000          First quarter                          17.80             11.55               17.75              12.00
              Second quarter                         16.00             12.20               15.38              12.38
              Third quarter                          17.90             14.75               16.50              13.50
              Fourth quarter                         18.90             16.80               16.63              14.13

2001          First quarter                          18.90             16.25               17.50              15.75
              Second quarter                         18.85             12.25               17.00              11.35
              Third quarter                          14.70             10.30               12.50               9.11
              Fourth quarter                         11.20              6.15               10.09               6.37
Monthly highs and lows
2001          June                                   14.70             12.15               12.50              10.36
              July                                   12.60             10.30               10.80               9.11
              August                                 12.90             10.95               11.25              10.19
              September                              11.20              6.15               10.09               6.37
              October                                 9.40              7.50                8.49               7.11
              November                               10.35              8.53                9.09               7.66
              December                               11.84              9.93               10.70               8.93
2002          January                                12.20             11.00               19.75               9.87

              February                               12.16              11.31              10.49               9.55
              March                                  13.80              11.64              12.30              10.52

C.    Plan of distribution
      Not applicable

D.    Dilution
      Not applicable

E.    Expenses of the issue
      Not applicable

Item 10  ADDITIONAL INFORMATION

A.  Share Capital
Refer to the Company's Consolidated Financial Statements as set forth on pages F-1 through F-40.

B.  Memorandum and articles of association

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

Each class of stock has the following voting rights at the general meeting of shareholders:

            . Cumulative Protective Preference Shares -- Each holder has 1,000 votes per share;
            . Cumulative Financing Preference Shares -- Each holder has 1 vote per share;
            . Priority Shares -- Each holder has 100 votes per share; and . Ordinary Shares -- Each holder has 1 vote per share.

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

General Meetings of Shareholders
General meetings will be convened by the Executive Board not later than on the fifteenth day prior to such meeting. All holders of registered shares will be admitted after written notification to the Company and holders of bearer shares will be admitted by showing a voucher of deposit of the shares. The Company is required to hold an annual general meeting of shareholders within five months after the end of each fiscal year of the Company.

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

Repurchase by the Company of its Own Shares
Subject to certain restrictions under Netherlands law and contained in the Company's Articles of Association, the Board of Executive Directors may cause the Company to purchase its own fully-paid shares up to 10% of the outstanding shares of capital stock, based upon nominal value, at the time of purchase. Such purchases may be made only upon authorization of shareholders, which authorization is valid for at most eighteen months and must include the number and class of shares to be acquired, the way in which they may be acquired and the limits within which the purchase price may be determined.

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

Except for certain issues of Ordinary Shares in a merger, in exchange for property or to employees, the holders of Ordinary Shares have pre-emptive rights with regard to Ordinary Shares to be issued, pro rata based on the number of their Ordinary Shares. Holders of Priority Shares and holders of preference shares have no pre-emptive rights in respect of any Ordinary Shares to be issued.

Pre-emptive rights in respect of Ordinary Shares may be limited or precluded by resolution of a general meeting of shareholders. In the notice of the meeting, the reasons for the proposal and the intended issue price must be explained in writing. Pre-emptive rights may, subject to the approval of the Priority Shareholders and of the Board of Supervisory Directors, also be limited or precluded by the Board of Executive Directors by a resolution of a general meeting conferring such power for a maximum of five years. The power may from time to time be extended, but never for a period longer than five years.

Certificates for Shares and their Transfer
Certificates evidencing Ordinary Shares are issuable only in bearer form. The ownership of bearer shares is transferred by delivery of the share certificates. Ownership of Priority Shares and preference shares are registered in a register maintained by the Executive Board.


C. Material contracts
The Company has not entered into any material agreement other than in the ordinary cause of its business during 2001 or 2000.

D. Exchange controls
There are no legislative or other legal provisions currently in force in The Netherlands or arising under the Company's Articles of Association restricting remittances of dividends, interest or other payments to non-resident holders of securities of the Company. Cash dividends payable in Euros on Ordinary Shares of the Company may be officially transferred from The Netherlands and converted into any other currency. There are no limitations, under the laws of The Netherlands or the Company's Articles of Association, on the right of foreigners to hold or vote the Company's Ordinary Shares.

E. Taxation
The statements below are only a summary of current tax laws of The Netherlands and the Tax Convention of December 18, 1992 between the United States of America and The Netherlands (the "U.S. Tax Treaty") and are not to be read as extending by implication to matters not specifically referred to herein. As to individual tax consequences, investors in Oce Ordinary Shares or Oce ADRs should consult their own tax advisors.

Withholding tax
In general, a cash dividend distributed by a company resident in The Netherlands (such as the Company) is subject to a withholding tax imposed by The Netherlands at a rate of 25%. Stock dividends are generally not subject to the above mentioned withholding tax.

Pursuant to the provisions of the U.S. Tax Treaty, dividends paid by the Company to a shareholder who is a resident of the United States, are generally eligible for a reduction in the Dutch withholding tax rate to 15%, unless (i) the beneficial owner of the dividends carries on business in The Netherlands through a permanent establishment, or performs independent personal services in The Netherlands from a fixed base, and the Ordinary Shares form part of the business property of such permanent establishment or pertain to such fixed base (in which case, the dividends are included with the owner's other business income for The Netherlands tax purposes and are not subject to The Netherlands withholding tax), or (ii) the beneficial owner of the dividends is not entitled to the benefits of the U.S. Tax Treaty under the "treaty-shopping" provisions thereof. Dividends paid to qualifying exempt U.S. pension trusts and qualifying exempt U.S. organizations are exempt from Dutch withholding tax under the U.S. Tax Treaty. However, qualifying exempt U.S. organizations must accept payment of the dividend net of the 25% withholding tax and then apply for a refund.

For U.S. tax purposes, the gross amount (including the withheld amount) of dividend distributed on Ordinary Shares will be dividend income to the U.S. shareholder, not eligible for the dividends received deduction generally allowed to corporations. However, subject to certain conditions and limitations, the Dutch withholding tax will be treated as a foreign income tax that is eligible for credit against the shareholder's U.S. income taxes.

Capital gains
Capital gains upon the sale or exchange of Ordinary Shares or ADS by a non-resident individual or corporation are exempt from Dutch income tax, corporation tax or withholding tax, unless (i) such gains are effectively connected with a permanent establishment of the shareholder's trade or business in The Netherlands or (ii) are derived from a direct, indirect or deemed substantial participation in the share capital of a company (such substantial participation not being a business asset). In general, an individual has a substantial participation if he holds either directly or indirectly and either independently or jointly with his spouse or steady partner, at least 5% of the total issued share capital or particular class of shares of a company. For determining a substantial participation, other shares held by close relatives are taken into account. The same applies to options to buy shares. Generally, a deemed substantial participation exists if (in part) a substantial participation has been disposed of, or is deemed to have been disposed of, on a non-recognition basis. Under the U.S. Tax Treaty however, The Netherlands may only tax a capital gain derived from a substantial participation if the selling holder has been a resident of The Netherlands at any time during the five-year period preceding the sale, and owned at the time of sale either alone or together with relatives, at least 25% of any class of shares.

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

F.  Dividends and paying agents
See item 8

G.  Statement by experts
Not applicable

H.  Document on display
Copies of the documents concerning the Company referred to herein may be obtained by writing to the Secretary of the Company. In addition the annual report in Dutch as well in English are available on request from the secretary of the Company. The annual report is also published on the Company's web site at: http://www.oce.com
    ------------------

I.  Subsidiary information
See item 4

Item 11  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information provided in this Item 11 may constitute "forward looking statements", which are discussed in Item 3.

As a global business, Oce faces market risks with respect to foreign exchange rates and interest rate risks. Financial instruments are used to hedge against the financial risks that are inherent to the Company's underlying commercial activities. The following analysis presents the hypothetical loss in earnings, cash flows, or fair value of the financial instruments and derivative instruments which were held by the Company at November 30, 2001 and 2000 and are sensitive to changes in interest rates, foreign exchange rates and commodity prices. The Company uses interest rate swaps and foreign-exchange hedge contracts to manage the primary market exposures associated with the underlying assets, liabilities, and anticipated transactions to reduce risk by offsetting market exposures. In the normal course of business, the Company also faces risks that are neither financial nor quantifiable, which principally include country risk and credit risk and are not represented in the following analyses.

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

Oce attempts to offset the effects of exchange rate fluctuations over the long term by buying, where possible, in the same currency in which the revenues are achieved ("matching principle") and by raising the local added value content. With respect to the revenues received from providing services, Oce's foreign exchange risk is limited because most of the costs, consisting of the payroll expenses of the service technicians, are accrued in the same currency in which the service revenues are achieved.

The Company also attempts to offset the short-term consequences of foreign exchange fluctuations through an active currencies management policy. The Company has a central foreign exchange management policy and a selective foreign currency policy aimed at controlling operating income and investments held in foreign currencies. For this purpose, the Company uses a number of financial instruments, particularly forward foreign exchange contracts, which are listed in Note 22 to the Consolidated Financial Statements attached hereto. The contract value and the result of forward foreign exchange contracts as of November 30, 2001 and 2000, respectively, were:

       . For cash flows in 2001 Euro 228.6 million and Euro 0.2 million, and in 2000, Euro 347.2 million and Euro -30.8 million; and
       . For investments in 2001 Euro 465.9 and Euro 9.2 million, and in 2000, Euro 442.5 million and Euro -5.3 million.

The following analysis presents the hypothetical loss on operating profit if the foreign currencies change compared with the Euro. Based on the Company's estimate of future foreign exchange rate development, it closes hedge contracts for 70 and 90 percent of anticipated intercompany sales for dollars and related currencies and Pound Sterling, respectively. With respect to all currencies other than the Euro in which intercompany sales are denominated, a 10% overall change (decrease) compared with the Euro will have a negative impact of Euro 4 million on operating profit assuming that no other measures will be taken as protective measures against such a decrease.

Interest Rate Risk
Most of the Company's interest revenues originate from market placements of machines under financial lease contracts as described in Item 4. Oce financial lease contracts usually contain a fixed interest which corresponds to the rates charged by external leasing businesses. These contracts are generally financed by interest-bearing capital with an interest rate fixed for the duration of the contracts.

Oce uses interest rate instruments to manage its risk related to fixed and variable interest rate exposures, which are listed in Note 22 to the Consolidated Financial Statements attached hereto. Oce's primary objective is to prevent a disparity between the portfolio of rentals and leases and the financing obtained by the Company to support the portfolio of the Company. Oce's goal is to achieve a ratio of 80% between the fixed-interest assets and liabilities. As of November 30, 2001 and 2000, the contract value/notional principal amount and the market value of interest rate instruments were as follows (in millions):

        . interest rate swap contracts: Euro 1,311.2 and Euro 18.3 (2000: Euro 1,435.4 and Euro 9.4);

The following analysis presents the hypothetical loss in earnings of those financial instruments and derivative instruments held by the Company at November 30, 2001 which are sensitive to changes in interest rates. The aggregate hypothetical loss in earnings on an annual basis on all financial instruments and derivative instruments that would have resulted from a hypothetical increase of 10 percent, sustained for one year, is estimated to be Euro 1.3 million.

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

          Schedule:
          Valuation and qualifying accounts
          See also "Table of Contents to Consolidated Financial Statements" on page F-1.

(b) The following exhibits are being filed as part of this annual report:

          1   Articles of Association as confirmed by notarial deed as of
              April 9, 1999 (English translation).*
          8   Subsidiaries of Oce N.V.**
          10  Pages 14 through 55, 94 through 96 and 102 through 103 from the
              Annual Report 2001, which have been modified and translated into English from Dutch, are incorporated herein by reference.**

* Filed as an Exhibit to the Company's Report on Form 20-F for the fiscal year ended November 30, 2000 and incorporated herein by reference.
**  Filed herewith.

                           OCE N.V. AND SUBSIDIARIES


            TABLE OF CONTENTS TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                               Page
Report of Independent Auditors                                                 F-2

Consolidated Statements of Operations for the years ended November 30,
1999, 2000 and 2001                                                            F-3

Consolidated Balance Sheets as of November 30, 2000 and 2001                   F-4

Consolidated Statements of Cash Flows for the years ended November 30,
1999, 2000 and 2001                                                            F-6

Notes to Consolidated Financial Statements                                     F-8

Schedule:

II Valuation and qualifying accounts as of November 30, 1999, 2000 and 2001    F-40

                       REPORT OF THE INDEPENDENT AUDITORS


To the Board of Directors of Oce N.V.:


In our opinion, the accompanying consolidated financial statements listed in the index appearing on F-3 to F-40 present fairly, in all material respects, the financial position of Oce N.V. and its subsidiaries at November 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2001 in conformity with accounting principles generally accepted in the Netherlands (which differ in certain material respects from generally accepted accounting principles in the United States of America - see Note 25). These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


As discussed in Note 25 to the accompanying consolidated financial statements, the Company has restated its US GAAP reconciliation of its financial statements for the year ended November 30, 1999.


PricewaterhouseCoopers N.V.

Eindhoven, the Netherlands
January 29, 2002

                           OCE N.V. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                            Years ended November 30,
                                                            ------------------------
                                                     1999       2000       2001        2001
                                                     ----       ----       ----        ----
                                                     (in thousands except per share amounts)
                                                        Euro       Euro       Euro          $*
Net sales                                          1,647,233  1,892,829  1,836,061   1,644,744
Rentals and service                                1,091,050  1,215,612  1,272,467   1,139,876
Interest from financial leases                       100,142    115,491    125,109     112,073
                                                   ---------  ---------  ---------  ----------
Total revenues                                     2,838,425  3,223,932  3,233,637   2,896,693

Cost of sales                                        907,113  1,072,521  1.100,111     985,480
Cost of rentals and service                          716,299    802,302    816,401     731,332
                                                   ---------  ---------  ---------  ----------
Gross margin                                       1,215,013  1,349,109  1,317,125   1,179,881

Selling expenses                                     656,823    707,366    728,423     652,522
Research and development expenses                    174,380    190,059    199,585     178,788
General and administrative expenses                  135,685    169,321    164,411     147,279
                                                   ---------  ---------  ---------  ----------
                                                     966,888  1,066,746  1,092,419     978,589
                                                   ---------  ---------  ---------  ----------
Operating income                                     248,125    282,363    224,706     201,292

Financial expense (net) (Note 18)                     58,989     60,702     68.925      61,742
                                                   ---------  ---------  ---------  ----------
Income before income taxes, equity in
income of unconsolidated companies
and minority interest                                189,136    221,661    155,781     139,550

Income taxes (Note 17)                                54,912     67,166     48,484      43,433
                                                   ---------  ---------  ---------  ----------
Income before equity in income of
unconsolidated companies and minority interest       134,224    154,495    107,297      96,117

Equity in income of unconsolidated companies             376        229        121         108
                                                   ---------  ---------  ---------  ----------
Income before minority interest                      134,600    154,724    107,418      96,225

Minority interest in net income of subsidiaries        2,675      2,983      2,348       2,103
                                                   ---------  ---------  ---------  ----------

Net income before exceptional items                  131,925    151,741    105,070      94,122

Exceptional items (net of tax)                       -55,250          -    -95,000     -85,101
                                                   ---------  ---------  ---------  ----------

Net income                                            76,675    151,741     10,070       9,021

Dividend preference shares                             3,551      3,551      3,551       3,181
                                                   ---------  ---------  ---------  ----------

Net income attributable to holders of
ordinary shares                                       73,124    148,190      6,519       5,840

Basic earnings per ordinary share                       0.88       1.76       0.08        0.07
                                                   =========  =========  =========  ==========
Net income in accordance
with US GAAP (Note 25)                                74,434    108,874     17,052      15,275
                                                   =========  =========  =========  ==========
Earnings per ordinary
share in accordance with US GAAP (Note 26)
 Basic (restated)                                       0.86       1.25       0.16        0.14
                                                   =========  =========  =========  ==========
 Diluted (restated)                                     0.85       1.23       0.16        0.14
                                                   =========  =========  =========  ==========

All figures of 1999 are restated in Euros.
    * See Note 0

   The accompanying Notes are an integral part of these Financial Statements.

                           OCE N.V. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS


                                                                     November 30,
                                                                     ------------
                                                              2000       2001       2001
                                                              ----       ----       ----
                                                                    (in thousands)
                                                              Euro       Euro         $*
ASSETS

CURRENT ASSETS:

   Cash and cash equivalents (Note 1)                       21,125     40,133     35,951
   Prepaid expenses                                         27,693     30,036     26,907
   Accounts receivable (Note 2)                            803,380    771,307    690,936
   Current financial lease receivables                     443,035    489,643    438,622
   Inventories (Note 3)                                    442,409    364,721    326,717
                                                         ---------  ---------  ---------
   Total current assets                                  1,737,642  1,695,840  1,519,133



FIXED ASSETS:

   Intangible assets (Note 4)                                    -     43,352     38,835
   Property, plant and equipment
   (Notes 5 and 14)                                        445,492    458,006    410,282
   Rental copying equipment (Note 6)                       233,475    179,153    160,485
                                                         ---------  ---------  ---------
   Tangible fixed assets - net                             678,967    680,511    609,602

   Unconsolidated companies                                  4,321      3,881      3,477
   Financial lease receivables, less current (Note 7)      732,283    663,239    594,129
   Other long term assets                                   62,519     84,032     75,276
                                                         ---------  ---------  ---------

   Total fixed assets                                    1,478,090  1,431,663  1,282,484
                                                         ---------  ---------  ---------

   TOTAL ASSETS                                          3,215,732  3,127,503  2,801,617
                                                         =========  =========  =========

* See Note 0

  The accompanying Notes are an integral part of these Financial Statements.

                           OCE N.V. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                                                  November 30,
                                                                                  ------------
                                                                        2000          2001          2001
                                                                        ----          ----          ----
                                                                    (in thousands except share amounts)
                                                                        Euro          Euro            $*
CURRENT LIABILITIES:
 Borrowings under bank lines of credit                                15,914         4,638         4,175
 (Note 8)
 Short term borrowings (Note 8)                                      201,397       246,521       220,834
 Current portion of long term debt (Note 10)                         148,664       136,115       121,932
 Accounts and notes payable, trade                                   167,834       152,753       136,836
 Other current- and accrued liabilities (Note 16)                    427,387       408,384       365,830
 Deferred income (Note 9)                                             50,150        47,582        42,624
                                                                   ---------     ---------    ----------
 Total current liabilities                                         1,011,346       995,993       892,211
                                                                   ---------     ---------    ----------

LONG TERM DEBT:
 Long term debt (Note 10)                                            853,577       754,132       675,551
                                                                   ---------     ---------    ----------
 Total long term debt                                                853,577       754,132       675,551
                                                                   ---------     ---------    ----------

LONG TERM LIABILITIES (PROVISIONS):
 Deferred income taxes (Note 17)                                      71,998        58,483        52,389
 Long term provisions (Note 11)                                      247,498       369,516       331,013
                                                                   ---------     ---------    ----------
 Total long term liabilities                                         319,496       427,999       383,402
                                                                   ---------     ---------    ----------

COMMITMENTS AND CONTINGENT LIABILITIES
 (Note 13)

MINORITY INTEREST                                                     41,868        40,802        36,550

SHAREHOLDERS' EQUITY (Note 12):
 Priority shares                                                           2             2             2
 (30 with a nominal or par value Euro 50)
 Ordinary shares
 (87,261,509 with a nominal or par value Euro 0.50)                   43,338        43,631        39,084
 Financing Preference shares
 (20,000,000 with a nominal or par value Euro 0.50)                   10,000        10,000         8,958
 Paid-in capital                                                     505,387       511,392       458,105
 Revaluation account                                                  27,091             -             -
 Legal reserve                                                         1,750         1,679         1,504
 Retained earnings                                                   374,482       335,297       300,359
 Accumulated translation adjustment                                   27,395         6,576         5,891
                                                                   ---------     ---------    ----------
 Total shareholders' equity                                          989,445       908,577       813,903
                                                                   ---------     ---------    ----------
 TOTAL LIABILITIES &
  SHAREHOLDERS'EQUITY                                              3,215,732     3,127,503     2,801,617
                                                                   =========     =========    ==========

 * See Note 0

  The accompanying Notes are an integral part of these Financial Statements.

                           OCE N.V. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                    Years ended November 30,
                                                            1999        2000        2001       2001
                                                            ----        ----        ----       ----
                                                                         (in thousands)
                                                            Euro        Euro        Euro         $*
CASH AND CASH EQUIVALENTS, BEGINNING
OF YEAR                                                   18,294      36,854      21,125     18,924

CASH FLOW FROM OPERATING ACTIVITIES:
  Net income                                              76,675     151,741      10,070      9,021
  Adjustments to reconcile net income to
  cash flow generated by operating activities:
  Depreciation and amortization                          187,379     194,487     194,191    173,956
  Additions to rental copying equipment                 -167,830    -179,474    -136,503   -122,279
  Proceeds from sale of rental copying equipment          61,299      99,564      86,038     77,073
  Financial lease receivables                            -67,414     -87,443      10,543      9,444
  Equity in income of unconsolidated companies              -190          -5         208        186
  Increase in long term liabilities (provisions)          66,953     -27,124     110,112     98,638
  Changes in working capital:
  Accounts receivable (excluding Financial lease)       -102,684     -67,534      47,023     42,123
  Inventories                                            -21,863     -43,557      78,886     70,666
  Trade accounts payable                                  -2,151       7,419     -20,926    -18,746
  Net change in other working capital accounts **         23,196      -8,918     -31,197    -27,945
                                                        --------    --------    --------  ---------
  Total cash flow from operating activities               53,370      39,156     348,445    312,137

CASH FLOW FROM INVESTING ACTIVITIES:
  Additions to intangible assets (software)                    -           -     -15,178    -13,596
  Additions to property, plant and equipment            -115,227    -114,309    -130,329   -116,749
  Other investments                                        1,408         283     -22,362    -20,032
  Proceeds from sale of property, plant
  and equipment                                           34,205      49,630      23,931     21,437
  Acquisition of unconsolidated companies                   -117         -85           -          -
  Movement from unconsolidated companies to
  consolidated companies                                    -729         534           -          -
  Proceeds from disposition of unconsolidated
  companies                                                    -           6           -          -
  Acquisitions net asset value (net of cash)              -4,797       7,677     -30,941    -27,717
  Goodwill (Note 1 and Note 25)                           -5,088      -1,667           -          -
                                                        --------    --------    --------  ---------
  Total cash flow from investing activities              -90,345   -  57,931  -  174,879   -156,657

CASH FLOW FROM FINANCING ACTIVITIES:
  Proceeds from long term debt                           141,541     195,579      82,330     73,751
  Repayment of long term debt                           -130,256    -231,059    -172,624   -154,637
  Borrowings and current portion
  of long term debts                                      82,145      63,175      20,833     18,662
  Repurchase of shares                                   -11,739         -74     -24,081    -21,572
  Dividends paid                                         -48,032     -19,108     -52,943    -47,426
  Optional dividend                                       28,035       2,685           -          -
  Increase (decrease) in minority interest                 1,907        -344      -1,066       -955
  Other                                                     -102      -1,992           -          -
                                                        --------    --------    --------  ---------
  Total cash flow from financing activities               63,499       8,862    -147,551   -132,177

  Effect of exchange rate changes                         -7,964      -5,816      -7,007     -6,277

CASH AND CASH EQUIVALENTS, END OF YEAR                    36,854      21,125      40,133     35,950

    All figures of 1999 are restated in Euros.

    *  See Note 0
    ** See details on next page

  The accompanying Notes are an integral part of these Financial Statements.

                           OCE N.V. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                        Years ended November 30,
                                                   1999      2000      2001      2001
                                                   ----      ----      ----      ----
                                                             (in thousands)
                                                   Euro      Euro      Euro        $*
SPECIFICATION OF NET CHANGE IN OTHER
WORKING CAPITAL ACCOUNTS:
 Prepaid expenses                                 6,509    -7,469    -2,338    -2,094
 Income taxes                                   -21,204    -8,714   -10,259    -9,190
 Value added taxes, social security
 and other taxes payable                         12,537    -3,353      -628      -563
 Pension liabilities                               -127     1,268     6,190     5,545
 Other liabilities                               -7,672     1,196    -9,391    -8,412
 Accrued liabilities                             35,678      -929   -12,203   -10,931
 Deferred income                                 -2,525     9,083    -2,568    -2,300
                                                -------   -------   -------   -------
                                                 23,196    -8,918   -31,197   -27,945

 Supplemental cash flow information:

 Income taxes paid (net)                         21,224    64,565    52,324    46,872
 Interest received (net)                         43,818    55,698    58,319    52,242



 Non cash transactions:

 Non cash stock dividend                         28,035     2,685         -         -
 Conversion of convertible bonds into
 share capital                                    2,093     3,805     6,298     5,642

 All figures of 1999 are restated in Euros.



* See Note 0

  The accompanying Notes are an integral part of these Financial Statements.

                           OCE N.V. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  0. Summary of significant accounting principles

     The accompanying Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the Netherlands. These accounting principles differ in certain material respects from accounting principles generally accepted in the United States of America ("US GAAP"). For a description of the significant differences and the related approximate effect on the Consolidated Financial Statements, see Note 25 to Consolidated Financial Statements. Amounts in the accompanying Consolidated Financial Statements have been stated in Euro, the currency of the Netherlands, the country in which Oce N.V. is incorporated.

     The dollar amounts at November 30, 2001 and for the period then ended have been presented solely for the convenience of readers of these financial statements in the United States and have been translated from Euros at the rate of $ 0,8958 per Euro 1, the Noon Buying Rate on November 30, 2001. Such translation should not be construed as a representation that the Euro amounts could be converted into dollars at this or any other rate.

     Previously presented financial statements, which were denominated in Dutch guilders, have been translated for comparison reasons into Euros using the irrevocably fixed conversion rate applicable since January 1, 1999 (Euro 1 = NLG 2.20371).

     New accounting principles applied

     Compared to the previous financial year, the accounting principles have undergone the following changes. Goodwill arising upon acquisitions is capitalised and amortized over its estimated useful lifetime, subject to a maximum of 20 years. Internal and external costs of the development of software for internal operational use are capitalised to the extent that such software systems meet success criteria. The Company defines such success criteria, such as, the technology exists to achieve the performance requirements, buy versus internal development decisions have been made and the Company management has authorized the funding for the project. The above changes were applied prospectively and have led to a new balance sheet asset item, referred to as "Intangible assets".

     Property, plant and equipment are recorded at historical costs for all assets acquired after November 30, 2000.
     Property, plant and equipment acquired prior to December 1, 2000 were recorded at its replacement cost. Due to this change in accounting principle, assets acquired prior to December 1, 2000 will have a historical cost basis of its recorded value on December 1, 2000.

     Change in presentation

     The presentation of current and deferred taxation has been modified.
     Tax positions that were aggregated in the past are now shown separately, which has led to an important extension of the balance sheet.

     Principles of consolidation

     The Consolidated Financial Statements include the accounts of the parent company, Oce N.V., and its subsidiaries (the "Company").
     An entity is regarded as a subsidiary if Oce directly or indirectly holds a majority controlling interest in it. Joint ventures are proportionally consolidated. Investments in unconsolidated companies, in which the Company has an investment of between 20% - 50% and has no controlling interest, are accounted for by the equity method.

     For names of unconsolidated companies see pages 95 and 96 of Oce Annual Report 2001 which are incorporated herein by reference. Intercompany profits and account balances have been eliminated in consolidation.

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

     Revenue recognition

     In the normal course of business, the Company generates revenue through the sale of equipment, services, and supplies and income associated with the financing of its equipment sales. The Company recognizes revenue when realized or realizable and earned, which is when the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred; the sales price is fixed or determinable; and collectibility is reasonably assured. More specifically, revenue related to the Company's sales of its products and services are as follows:

     Equipment:
     Revenue recognition criteria on sale of equipment are generally met when the equipment is delivered and installed at the customer site. In instances in which the agreement with the customer contains a customer acceptance clause, revenue is deferred until customer acceptance is obtained.

     The Company may offer customer financing to assist customers in their acquisition of Oce products. At the time a financing transaction is consummated, which qualifies as a sales-type lease, the Company records the total lease receivable net of unearned income and the estimated residual value of the equipment. Unearned income is recognized as finance income using the interest method over the term of the lease. Leases not qualifying as sales-type leases are accounted for as operating leases for which revenue is recognized rateably over the lease term. The underlying equipment is depreciated on a straight-line basis over the assets' estimated useful life.

     Services:
     Service revenues are derived primarily from maintenance contracts on our equipment sold to customers and are recognized ratably over the term of the service contracts.

     Supplies:
     Supplies revenue generally is recognized upon shipment.

     Multiple Element Arrangements:
     The Company sells its equipment and services on a stand-alone basis and also enters into bundled arrangements that contain multiple deliverable elements. These multiple element arrangements typically include equipment, services, supplies and financing components for which the customer pays a single defined price for all elements. These arrangements typically also include a variable service component for copy volumes in excess of stated minimums. When separate prices are listed in these multiple element arrangements with our customers they may not be representative of the fair values of those elements because the prices of the different components of the arrangement may be altered in customer negotiations, although the aggregate consideration may remain the same. Therefore, revenues under these arrangements are allocated based upon estimated fair values of each element.

     The fair value of each element is estimated based on a review of a number of factors including average selling prices for the elements when they are sold on a stand-alone basis. The average selling prices are based on management's best estimates of market conditions and competitive pricing considerations. The principal change in estimate relating to such revenue allocations among multiple elements is made with respect to the estimated fair value of those elements and their related margins. This is a significant factor considered in our revenue allocation process along with other factors, such as pricing changes and customer discounts, which also affect the overall allocation process.

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

     Financial expenses (net)

     Besides interest received and interest paid, also expenses relating to raising of loan capital are included. The effect of interest rate instruments and interest on loans are also included under this heading.

     Income tax

     This is calculated on the commercial results at the rates applicable in the various countries. This method implies that provisions are made for deferred income taxes. The entitlement to loss compensation is taken into consideration in so far as there is a reasonable expectation that it can be realised. Allowance is made for non-offsettable dividend withholding tax at the moment of dividend distribution by an affiliated company.

     Earnings per ordinary share

     Earnings per ordinary share are calculated by dividing the net income attributable to holders of ordinary shares by the weighted average number of ordinary shares (after deduction of treasury stock). Diluted earnings per ordinary shares reflect the potential dilution that would occur if all convertible debt and options were exercised.

     Intangible assets

     As of 2001 goodwill arising from acquisitions is capitalized and amortized on a straight line basis over the estimated useful lifetime, subject to a maximum of twenty years.

     Software development costs, including costs incurred to purchase third party software, are capitalized beginning when the Company has determined factors are present, including among others, that technology exists to achieve the performance requirements, buy versus internal development decisions have been made and the Companies management has authorized the funding for the project. Capitalization of software costs ceases when the software is substantially complete and is ready for its intended use and is amortized over its estimated useful life of three years using the straight-line method.

     Property, plant and equipment

     With effect from the 2001 financial year "Property, plant and equipment" are valued at historical cost, less cumulative depreciation. This value has been maintained and will not be subject to any further adjustment. Depreciation is provided for according to the straight-line method based on the expected useful lifetime of the relevant asset. Depreciation of specific pieces of equipment used for the manufacture of machines takes place pro rata to the expected number of units to be manufactured.

     Straight-line depreciation is charged at a fixed percentage of the value of the asset and is based on the estimated economic lives of the assets, as follows:

        Property and plant               20 to 50 years
        Production machines              8 or 10 years
        Factory and office equipment     3 to 10 years
        Vehicles                         4 or 5 years

     Certain assets which are acquired under a financial lease contract are capitalised.

     Rental copying equipment

     These are valued at historical manufacturing costs plus directly related indirect costs. The depreciation takes place on a straight-line basis.

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

     Financial lease receivables

     These comprise the long-term part of financial lease receivables. The valuation is stated against the present value of the contracted terms, taking into account the risk of uncollectability.

     Other long term assets

     Other long term assets include mortgages, loans, guarantee deposits and deferred tax assets, which are valued at fair value or at net realizable value, whichever is lower.

     Impairment of long lived assets

     The Company reviews the carrying value of its long-lived assets, including goodwill and other intangible assets, whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The Company assesses recoverability of the carrying value of the asset by grouping assets at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company then estimates the discounted future cash flows expected to result from the asset grouping, including the proceeds from its eventual disposal. An impairment loss would be recognized when the estimated discounted future cash flows expected to result from the use of the asset and its eventual disposal are less than its carrying amount. In such instances, the carrying value of long-lived assets is reduced to the estimated fair value, as determined using an appraisal or discounted cash flow, as appropriate.

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

  1. Cash and cash equivalents

     Cash and cash equivalents include time deposits of Euro 5.7 million and Euro 4.2 million at November 30, 2000 and 2001, respectively. For the purpose of the Consolidated Statements of Cash Flows, prepared in accordance with FAS 95, the Company considers all highly liquid instruments with an original maturity date of three months or less as cash equivalents.

  2. Accounts receivable

     Accounts receivable consist of the following:

                                                       November 30,
                                                       ------------
                                                  2000               2001
                                                  ----               ----
                                                      (in thousands)
                                                  Euro               Euro

       Trade accounts receivable               696,344            649,169
       Discounted trade bills                     -424               -179
       Current tax                              19,627             27,324
       Other                                    87,833             94,993
                                               -------            -------
       Total                                   803,380            771,307
                                               =======            =======

     Allowances for doubtful accounts are in total Euro 52.8 million and Euro
     61.8 million at November 30, 2000 and 2001, respectively.

  3. Inventories

     Inventories consist of the following:

                                                              November 30,
                                                              ------------
                                                         2000            2001
                                                         ----            ----
                                                             (in thousands)
                                                         Euro            Euro

       Raw materials and other materials               37,075          31,147
       Semi-finished products and spare parts         129,279         130,922
       Finished products and trade stock              276,055         202,652
                                                      -------         -------
       Total                                          442,409         364,721
                                                      =======         =======

     Allowances for obsolescence are in total Euro 52.8 million and Euro 61.8 million at November 30, 2000 and 2001, respectively.

  4. Intangible fixed assets

     Intangible fixed assets consist of the following:

     2001                                   Goodwill      Software           Total
                                          ----------    ----------     -----------
                                                      (in thousands)
                                                Euro          Euro            Euro
     Cost                                     28,286        15,178          43,464
     Accumulated amortization                     85            27             112
                                            --------      --------        --------
     Book value at November 30, 2001          28,201        15,151          43,352
                                            ========      ========        ========

5.   Property, plant and equipment

     Property, plant and equipment consists of the following:

                                                                                                       Fixed
                                                                                       Under          assets
                                                                                construction          not in
                                      Property     Production    Other fixed        and pre-      production
                                     and plant       machines         assets        payments         process            Total
                                    ----------     ----------    -----------        --------      ----------            -----

                                                                         (in thousands)

                                          Euro           Euro           Euro            Euro            Euro             Euro
2000
Cost                                   331,903        396,911        376,203          51,095           3,127        1,159,239
Accumulated depreciation               145,151        301,218        265,409           1,154             815          713,747
                                       -------        -------        -------        --------        --------        ---------
Book value at
November 30, 2000                      186,752         95,693        110,794          49,941           2,312          445,492
                                       =======        =======        =======        ========        ========        =========

2001
Cost                                   334,360        413,875        405,215          46,006           5,436        1,204,892
Accumulated depreciation               147,040        309,537        287,166               -           3,143          746,886
                                       -------        -------        -------        --------        --------        ---------
Book value at
November 30, 2001                      187,320        104,338        118,049          46,006           2,293          458,006
                                       =======        =======        =======        ========        ========        =========

6.   Rental copying equipment

     Rental copying equipment consists of the following:

                                                            November 30,
                                                         2000           2001
                                                         ----           ----
                                                            (in thousands)
                                                         Euro           Euro
Cost                                                  596,304        551,656
Accumulated depreciation                              362,829        372,503
                                                      -------        -------
Book value at November 30                             233,475        179,153
                                                      =======        =======

7.   Financial lease receivables

     Financial lease receivables can be specified as follows:

                                                            November 30,
                                                         2000           2001
                                                         ----           ----
                                                            (in thousands)
                                                         Euro           Euro
Financial lease receivables                         1,393,930      1,389,092
Less:  Allowance for uncollectibility                 -13,247        -24,860
Less:  Current lease receivables                     -443,035       -489,643
Less:  Unearned income                               -238,417       -232,240
Plus:  Residual value                                  33,052         20,890
                                                    ---------      ---------
Total                                                 732,283        663,239
                                                    =========      =========

  8.  Borrowings under bank lines of credit and short term borrowings

      Borrowing facilities at November 30, 2001 amounted to Euro 828 million for the parent company and its Dutch subsidiaries. At November 30, 2001 an amount of Euro 129 million was utilized, bearing interest at 3.4%; such rate at November 30, 2000 was 4.8%. The weighted average interest rate, based on balances outstanding at the end of each quarter, amounted to 5.7% per annum in 2001.

      The borrowing facilities for the subsidiaries outside of the Netherlands, which totaled Euro 234 million, at November 30, 2001 consist of credit lines and call and time deposits. These facilities are denominated in various currencies, mainly local, and are guaranteed in most cases by the parent company. At November 30, 2001 the used portion of these credits amounted to Euro 43 million. The borrowing facilities bear interest at floating rates which ranged from 0.2% to 9.8% at November 30, 2001; such rates at November 30, 2000 ranged from 0.6% to 14.0%. The weighted average interest rate, computed as above, amounted to 4.7% in 2001. A portion of the floating rate borrowings has been swapped into fixed interest rate borrowings (see Note 22).
      A summary of borrowings based upon quarterly balances under the above facilities follows:

                                                                           Years ended November 30,
                                                                           ------------------------
                                                                    1999               2000                2001
                                                                    ----               ----                ----
                                                                                   (in millions)
                                                                    Euro                Euro                Euro
      Average amount outstanding                                   230.1               229.4               191.0
      Maximum amount outstanding                                   273.3               239.5               251.2
      Weighted average interest rate
      -  Year ending November 30                                     4.2%                4.8%                5.3%
      -  At November 30                                              5.5%                5.7%                3.8%

      Commitment fees of approximately Euro 1.4 million were paid for unused credit facilities in 2001 (2000 Euro 1.0 million and 1999 Euro 0.3 million).

      Under 'Short term borrowings' loans payable on call amounting to Euro 84 million are included after deduction of a deposit in respect of such loan which was settled on the first working day after balance sheet date.


  9.  Deferred income

      These amounts represent advance billings related to rental and maintenance contracts for copying equipment.

  10.  Long term debt

       Other long term debt consists of the following:                                             November 30,
                                                                                                   ------------
                                                                                                2000          2001
                                                                                               -----          ----
                                                                                                   (in thousands)
       LOANS                                                                                    Euro         Euro
       In U.S. Dollars, average interest of 6.9% and 5.1% maturing through 2005/2006          100,949  **   151,466
       In Euro, average interest of 6.1% and 6.1%, maturing through 2013                      696,984  *    554,460
       In Norwegian Crowns, average interest of 6.9% and 7.2% maturing through 2004
       In Swedish Crowns, average interest 3.6% and 4.1% maturing through 2004                  8,662  **     3,636
       In Czech Crowns, average interest of 5.4% and 5.4% maturing through 2004                 1,915         1,168
       In Swiss Francs, average interest 2.7% and 2.3% maturing through 2004                   67,320  ***   66,162
       In Australian Dollars, average interest 6.4% and 4.6% maturing through 2003              1,392         1,992
       In Hong Kong Dollars, average interest 6.8% and 2.8% maturing through 2004               1,484         1,056
       In Japanese Yens, average interest 0.2% maturing through 2003                                -         1,260
       In Pound Sterling, average interest 6.3% and 4.6% maturing through 2005                 66,381        54,992
       In Danish Crowns, average interest 4.1%, maturing through 2003                               -         1,075
       In Singapore Dollars, average interest 4.2% and 1.7%, maturing through 2004                527           801
       In South African Rand, average interest 11.2% and 9.7% maturing through 2005               583           479
       Convertible Euro debenture bond to Company Personnel,
       average interest of 4.7% and 4.6%, maturing through 2007                                 8,145         9,726
       Capitalized lease obligations, average interest of 5.9% and 5.9%,
       maturing through 2005                                                                    5,881         2,544
                                                                                           ----------      --------
       Total other long term debt                                                             995,930       890,247
       Current portion                                                                        142,353       136,115
                                                                                           ----------      --------
       Total long term portion                                                                853,577       754,132
                                                                                            =========      ========

       * The fixed interest rates of the Euro loans have been fully swapped into variable interest rates (see Note 22).
       ** The variable interest rates of this loan have been swapped into fixed interest rates for 100% of the notional principal amount (see
            Note 22).
       *** The variable interest rates of this loan have been swapped into fixed interest rates for 50% of the notional principal amount (see
            Note 22).

     Aggregate principal repayments applicable to these borrowings for the next years are as follows (in thousands):


     Years ending November 30,             Euro
     -------------------------             ----

     2002                               136,115
     2003                                54,465
     2004                                73,353
     2005                               294,885
     2006                               190,757
     Thereafter                         140,672
                                        -------
     Total                              890,247
                                        =======

11.  Long term liabilities (provisions)

     The composition of provisions is as follows (in thousands):

                                    Self insurance    Retirement    Development  Reorganisation      Other     Total
                                                     benefits and     credits       provision
                                                      severance
                                                     obligations
     At December 1, 2000                     1,815       188,096          142           27,776       29,669    247,498
     Movements due to
     Additions                                -907        21,205        2,269          125,000       11,668    159,235
     Withdrawals                                 -        -6,169         -286          -44,811       -2,888    -54,154
     From "Short term"                           -             -            -           18,549            -     18,549
     Foreign currency
     translations                                -        -1,319            -                -         -293     -1,612
                                  ------------------------------------------------------------------------------------
     At November 30, 2001                      908       201,813        2,125          126,514       38,156    369,516

     This table displays a rollforward of the restructuring provision from November 30, 1999 to November 30, 2001
     (in millions).

     Type of costs                   Balance     Additions  Acquisitions    Utilized    Reclassified     Balance
                                    Nov. 1999       P&L                                to short term    Nov. 2000
     Long term part:
     Write-down of assets              7.7            -             -         (7.7)             -            -
     Personnel costs                  48.9            -           6.7        (13.1)         (14.7)        27.8
     Other costs                       4.0            -             -         (4.0)             -            -
                                  ---------------------------------------------------------------------------------
     Total long term part             60.6            -           6.7        (24.8)         (14.7)        27.8

     Short term part:
     Personnel costs                  21.3            -             -        (21.3)          14.7         14.7
                                  ---------------------------------------------------------------------------------
     Total                            81.9             -           6.7       (46.1)             -         42.5

     Type of costs                   Balance      Additions    Acquisitions    Utilized    Reclassified    Balance
                                    Nov. 2000        P&L                                    from short    Nov. 2001
                                                                                               term
     Long term part:
     Write-down of assets                   -       50.0             -          (20.0)           -          30.0
     Personnel costs                     27.8       75.0             -          (24.8)        18.5          96.5
     Other costs                            -          -             -              -            -             -
                                  ---------------------------------------------------------------------------------
     Total long term part                27.8      125.0             -          (44.8)        18.5         126.5

     Short term part:
     Personnel costs                     14.7          -           3.8                       (18.5)            -
                                  ---------------------------------------------------------------------------------
     Total                               42.5      125.0           3.8          (44.8)           -         126.5

     In 2001 an exceptional item of Euro 125 million before tax has been charged to income comprising Euro 50 million for write down of assets and Euro 75 million for personnel costs (mainly redundancy and outplacement costs).

12.  Shareholders' equity

     The changes in shareholders' equity are summarized below:

                                                                                  Financing Preference and Ordinary Shares
                                                                                  ----------------------------------------
                                                                                               (in thousands)

                                                        Financing                              Revalu-
                                                       Preference    Ordinary     Paid in      action        Legal      Retained
                                                           shares      shares     capital      Account     reserve      earnings
                                                       ----------    --------     -------      -------    --------    ----------

                                                             Euro        Euro        Euro         Euro        Euro          Euro

Balance November 30, 1998                                   9,076      37,744 (a) 506,009       29,182       1,480       223,625

Net income                                                      -           -           -            -           -        76,675
Transfer                                                        -           -           -            -         254          -254
Dividends (c)                                                   -           -           -            -           -       -45,202
Conversions of convertible loans                                -          89       2,004            -           -             -
Optional stock dividend (b)                                     -         518        -518            -           -        28,035
Redenomination in Euros                                       924       3,876      -4,800            -           -             -
Purchase of shares                                              -           -           -            -           -       -11,633
Costs of purchase of shares                                     -           -           -            -           -          -106
Foreign currency translations                                   -           -           -       -1,482           -             -
Goodwill                                                        -           -           -            -           -        -5,088
Other                                                           -           -           -         -103           -             -
                                                       ----------    --------     -------      -------    --------    ----------
Balance November 30, 1999                                  10,000      42,227 (a) 502,695       27,597       1,734       266,052

Net income                                                      -           -           -            -           -       151,741
Transfer                                                        -           -           -            -          16           -16
Dividends (c)                                                   -           -           -            -           -       -53,080
Revaluation of property, plant, equipment                       -           -           -       -1,992           -             -
Conversions of convertible loans                                -         180       3,625            -           -             -
Optional stock dividend (b)                                     -         933        -933            -           -        11,526
Costs of purchase of shares                                     -           -           -            -           -           -74
Foreign currency translations                                   -           -           -        1,486           -             -
Goodwill                                                        -           -           -            -           -        -1,667
                                                       ----------    --------     -------      -------    --------    ----------
Balance November 30, 2000                                  10,000      43,340 (a) 505,387       27,091       1,750       374,482

Net income                                                      -           -           -            -           -        10,070
Transfer                                                        -           -           -            -         -71            71
Dividends (c)                                                   -           -           -            -           -       -52,336
Conversions of convertible loans                                -         293       6,005            -           -             -
Purchase of shares                                              -           -           -            -           -       -24,081
Foreign currency translations                                   -           -           -            -           -             -
Reclassification (d)                                            -           -           -      -27,091           -        27,091
                                                       ----------    --------     -------      -------    --------    ----------
Balance November 30, 2001                                  10,000      43,633 (a) 511,392            -       1,679       335,297
                                                       ==========    ========     =======      =======    ========    ==========

                                                                       Total
                                                      Accumulated     Share-
                                                      Translation    holders
                                                       adjustment     equity
                                                       ----------     ------

                                                             Euro       Euro

Balance November 30, 1998                                 -81,227    725,889

Net income                                                      -     76,675
Transfer                                                        -          -
Dividends (c)                                                   -    -45,202
Conversions of convertible loans                                -      2,093
Optional stock dividend (b)                                     -     28,035
Redenomination in Euros                                         -          -
Purchase of shares                                              -    -11,633
Costs of purchase of shares                                     -       -106
Foreign currency translations                              48,827     47,345
Goodwill                                                        -     -5,088
Other                                                           -       -103
                                                       ----------    -------
Balance November 30, 1999                                 -32,400    817,905

Net income                                                      -    151,741
Transfer                                                        -          -
Dividends (c)                                                   -    -53,080
Revaluation of property, plant, equipment                       -     -1,992
Conversions of convertible loans                                -      3,805
Optional stock dividend (b)                                     -     11,526
Costs of purchase of shares                                     -        -74
Foreign currency translations                              59,795     61,281
Goodwill                                                        -     -1,667
                                                       ----------    -------
Balance November 30, 2000                                  27,395    989,445

Net income                                                      -     10,070
Transfer                                                        -          -
Dividends (c)                                                   -    -52,336
Conversions of convertible loans                                -      6,298
Purchase of shares                                              -    -24,081
Foreign currency translations                             -20,819    -20,819
Reclassification (d)                                            -          -
                                                       ----------    -------
Balance November 30, 2001                                   6,576    908,577
                                                       ==========    =======

(a) These amounts include Euro 1,500, representing the nominal value of 30 priority shares of Euro 50.
(b)  Amounts relate to stock dividend which are estimated.
     (Estimation in 1999: Euro 17,511, in 2000: Euro nil and in 2001: Euro nil).
(c) Dividends per ordinary shares have been Euro 0.50, Euro 0.58 and Euro 0.58 (rounded) for respectively 1999, 2000 and 2001.
     The dividend of cumulative financing preference shares is included in 1999, 2000 and 2001.
(d) The revaluation account and the legal reserve are established according to Dutch Company Law and are generally unavailable for distribution.

                                               1999                    2000                    2001
                                               ----                    ----                    ----
                                    Financing               Financing               Financing
                                   Preference    Ordinary  Preference    Ordinary  Preference    Ordinary
Number of shares                       shares      shares      shares      shares      shares      shares
----------------                   ----------  ----------  ----------  ----------  ----------  ----------
Balance at beginning of period     20,000,000  83,173,250  20,000,000  84,450,154  20,000,000  86,674,380

Conversion of convertible loans             -     195,288           -     359,218           -     587,129
Share issue                                 -           -           -           -           -           -
Stock dividend                              -   1,081,616           -   1,865,008           -           -

----------------------------------------------------------------------------------------------------------

Balance at end of period           20,000,000  84,450,154  20,000,000  86,674,380  20,000,000  87,261,509

                                   ==========  ==========  ==========  ==========  ==========  ==========

  Convertible loans consist of a convertible guilder debenture bonds and a convertible guilder bond to Company personnel (see Note 10).

  Repurchased number of ordinary shares                2000          2001
  -------------------------------------                ----          ----

  Balance beginning of the year                   1,149,840     1,149,840
  Repurchased                                             -     2,000,000
                                                  ---------     ---------
  Balance end of the year                         1,149,840     3,149,840
                                                  =========     =========

  The repurchased ordinary shares are relating to the Stock Option Plan.


  Certain information regarding the various classes of shares at November 30, 2001 is as follows:

                                            Authorized      Nominal value          Voting rights per
                                            ----------
                                            shares          per share in Euro           share
                                            ------          ------------------     --------------
  Priority shares                                    30              50                  100
  Ordinary shares                           145,000,000            0.50                    1
  Financing preference shares                30,000,000            0.50                    1
  Protective preference shares                  175,000             500                 1000

  Priority shares

  All priority shares are issued and outstanding. They are held by Foundation Fort Ginkel, Venlo, the Netherlands, the directors of which are: J.L. Brentjens (Chairman), R.L. van Iperen and M. Ververs.

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

     Protective Preference Shares

     Since 1979 the Company has been subject to an irrevocable obligation to issue to the Lodewijk Foundation, headquartered in Venlo, protective preference shares upon the request of said Foundation. This obligation currently relates to a number of protective preference shares having a number of votes almost equal to the total number of votes of the ordinary shares and financing preference shares of the Company outstanding at the time of such request. The Directors of the Lodewijk Foundation are:
     J.J.C. Alberdingk Thijm (Chairman), J.M.M. Maeijer, Th. Quene, N.J. Westdijk, J.L. Brentjens and R.L. van Iperen.

  13.  Commitments and contingent liabilities

       The Company is contingently liable for the following items:

                                                                                     November 30,
                                                                                     ------------
                                                                               2000              2001
                                                                               ----              ----
                                                                                    (in millions)
                                                                                Euro             Euro
       Government development credits and related
         surcharges depending on the commercial success
         of related development projects for which
         these credits have been granted                                        50.1             47.8
       Guarantee commitments                                                     3.6              2.7
       Recourse liabilities in respect of bills discounted                       0.4              0.2
       Collateral security for liabilities                                       1.2              0.1

       In the ordinary course of business, the Company has incurred commitments pursuant to terms of leases and other contracts such as those for capital expenditures.

       Repurchase commitments of Euro 10.1 million (2000: Euro 9.6 million) exist on the lease contracts with third parties. As a result of these commitments the machines have to be sold again upon their return. The estimated market value is higher than the repurchase commitment.

  14.  Capital leases

       The Company has included the following assets financed by capitalized leases in property, plant and equipment.

                                                                November 30,
                                                                ------------
                                                           2000              2001
                                                           ----              ----
                                                               (in thousands)
                                                           Euro               Euro
       Buildings and improvements                         15,454            15,454
       Equipment and vehicles                              7,598             5,420
                                                          ------            ------
                                                          23,042            20,874
       Less accumulated depreciation                      11,151             9,295
                                                          ------            ------
       Total                                              11,891            11,579
                                                          ======            ======

       At November 30, 2001 minimum rental payments are as follows (in thousands):


            Years ending November 30,                                  Euro
            -------------------------

            2002                                                      2,223
            2003                                                      1,944
            2004                                                      1,401
            2005                                                        672
            2006                                                        519
            Thereafter                                                  600
                                                                      -----
            Total minimum rental payments                             7,359
            Interest and executory costs                              2,897
                                                                      -----
            Present value of future minimum rental payments           4,462
                                                                      =====

  15.  Operating leases

       The Company has future minimum rental commitments under operating leases of approximately Euro 316 million at November 30, 2001. Sublease rental income is insignificant. Future rental payments (in millions) are as follows:


            Years ending November 30,                                Euro
            -------------------------
            2002                                                       88
            2003                                                       64
            2004                                                       43
            2005                                                       31
            2006                                                       23
            Thereafter                                                 67
                                                                      ---
            Total                                                     316
                                                                      ===

       Total rental expense was Euro 71 million, Euro 89 million and Euro 103 million for the years ended November 30, 1999, 2000 and 2001, respectively. Approximately 85% of the total in each year related to minimum rentals.

  16.  Other current- and accrued liabilities

       The other current- and accrued liabilities consists of the following:

                                                                                   2000               2001
                                                                                  -----              -----
       Current liabilities:
       Value added taxes, social security and other
       taxes payable                                                             54,950             54,321
       Pension liabilities                                                        2,495              8,685
       Dividend                                                                  40,326             39,719
       Income taxes                                                              10,488              7,923
       Other                                                                     56,613             47,329
       Accrued liabilities:
       Salaries and payroll taxes                                               144,432            140,951
       Other                                                                    118,083            109,456
                                                                               --------           --------
       Total                                                                    427,387            408,384
                                                                               ========           ========


  17.  Income taxes

       The additional information concerning the income tax expense consists of the following:

                                                       Years ended November 30,
                                                       ------------------------

                                                1999               2000                2001
                                                ----               ----                ----
                                                                (in millions)
                                                Euro                Euro               Euro
       Netherlands                              -6.4                11.6               -8.2
       Foreign                                  30.8                34.1               49.9
                                              ------              ------             ------
       Current                                  24.4                45.7               40.7

       Netherlands                              17.1                24.4                8.5
       Foreign                                  13.4                -2.9               -0.7
                                              ------              ------             ------
       Deferred                                 30.5                21.5                7.8
                                              ------              ------             ------
       Total                                    54.9                67.2               48.5
                                              ======              ======             ======

     In the above exhibit the tax claim of Euro 43.8 million related to the restructuring provision has not been taken into consideration.

The income tax provisions as shown in the accompanying Consolidated Statements of Operations differ from the amounts computed by applying the Dutch federal statutory income tax rates to income before income taxes and minority interests.

A reconciliation of the Dutch statutory income tax rate to the effective income tax rate is set forth below:

                                                      Years ended November 30,
                                                      ------------------------
                                                 1999           2000           2001
                                                 ----           ----           ----
                                                   %              %              %
   Dutch statutory tax rate                      35.0           35.0           35.0
   Non-deductible expenses                        1.5            1.8            2.1
   Tax credits                                   -1.0           -1.5           -2.0
   Foreign taxes deviating from
   the Dutch tax rate                            -1.4           -1.6            2.8
   Utilization of carry forward losses              -              -              -
   Released valuation allowance                  -2.2           -4.3           -5.8
   Other                                         -2.9            0.9           -1.0
                                            ---------      ---------      ---------
   Effective income tax rate                     29.0           30.3           31.1
                                            =========      =========      =========

Deferred taxes were provided for the following:

                                                      Years ended November 30,
                                                      ------------------------
                                                 1999           2000           2001
                                                 ----           ----           ----
                                                           (in thousands)
                                                 Euro           Euro           Euro
     Accelerated depreciation                   4,538         14,891         -4,061
     Inventory obsolescence                    -2,473         -3,883         14,506
     Net R&D expenses                             -15          8,847              3
     Tax benefit of tax loss carry-
          forward                                 -94          2,414          1,818
     Leasing                                      857        -14,861        -23,423
     Other                                     27,669         14,088         18,937
                                            ---------      ---------      ---------
                                               30,482         21,496          7,780
                                            =========      =========      =========

The composition of deferred income taxes, as shown in the Consolidated Balance Sheet, is as follows:

                                                   2000                                  2001
                                                   ----                                  ----
                                                                (in millions Euro)
                                           assets         liabilities           assets          liabilities
Intangible fixed assets                       44.6                  -             38.5                    -
R&D expenses                                   4.7                  -                -                    -
Leasing                                          -              123.2                -                112.1
Other fixed assets                            13.2                9.9             14.1                  4.5
Current assets                                69.8                0.6             52.7                  0.7
Other long term liabilities                    1.3                1.5             45.0                  0.1
Current liabilities                           19.6                9.5             23.3                 21.4
                                             -----              -----            -----                -----
Total deferred tax assets/liabilities        153.2              144.7            173.6                138.8

Net deferred tax position                     80.5               72.0             93.3                 58.5
Tax loss carry forwards                       22.4                  -             23.7                    -
Valuation allowance                          -62.3                  -            -53.3                    -
                                             -----              -----            -----                -----
 Provision for deferred income tax assets
 and liabilities                              40.6               72.0             63.7                 58.5
                                             =====              =====            =====                =====

Deferred tax assets form part of the balance sheet caption "Other long term assets".

The valuation allowance is related to tax loss carry forwards and to the item 'Intangible fixed assets'. The realization of this last item is not assured.

At November 30, 2001 no provision was made for withholding taxes on dividends of approximately Euro 0.7 million relating to undistributed earnings of certain subsidiaries which management intends to reinvest indefinitely.

At November 30, 2001 Euro 23.7 million taxes on operating loss carry forwards expires as follows:
Year           2002   2003   2004   2005   2006   thereafter  unlimited
Amount          1.0    0.5    3.2    4.8    5.8          5.2        3.2

18.  Financial expense (net)

     Financial expense consists of:

                                                        Years ended November 30,
                                                        ------------------------
                                                   1999           2000           2001
                                                   ----           ----           ----
                                                             (in thousands)
                                                   Euro           Euro           Euro
     Interest and similar income items           -5,016         -8,584         -5,404
     Interest charges and similar expenses       63,007         67,571         72,125
     Other financial expenses                       998          1,715          2,204
                                              ---------       --------       --------
     Financial expense (net)                     58,989         60,702         68,925
                                              =========       ========       ========

     Amounts of interest capitalized in each year were immaterial.

19.  Foreign exchange results

     Foreign currency results are included in cost of goods sold for an amount of Euro 39.4 million (loss) and Euro 27.0 million (loss) for 2000 and 2001 respectively.

20.  Minimum future rental copying income

     Copiers are rented generally for periods of one to three years. The rental contracts vary as to terms, but in general contain a provision for fixed monthly rentals with additional rentals contingent, approximately 40%, on the number of copies made.

     At November 30, 2001, minimum future rentals totaled approximately Euro 328 million to be received as follows (in millions):

        Years ending November 30,                 Euro
        -------------------------

        2002                                       143
        2003                                        88
        2004                                        51
        2005                                        27
        Thereafter                                  19
                                                  ----
        Total                                      328
                                                  ====

     The amount above the contractual minimum receivables included in the Consolidated Statements of Operations were approximately Euro 100 million, Euro 115 million and Euro 125 million for 1999, 2000 and 2001, respectively.

21.  Segment information
     Below is shown the operating profit (in millions Euro):

     2001                                                  Total       Wide Format      Document       Production
                                                                         Printing       Printing        Printing
                                                                          Systems       Systems          Systems
     Revenues                                               3,234            912          1,529             793
     Operating profit before research and
     development expenses                                     424            152            137             135
     Research and development expenses                        199
     Operating profit                                         225

     Assets                                                 3,128            772          1,727             629


     2000                                                  Total       Wide Format      Document        Production
                                                                         Printing       Printing         Printing
                                                                          Systems        Systems         Systems
     Revenues                                               3,224            901          1,551             771
     Operating profit before research and
     development expenses                                     472            165            168             139
     Research and development expenses                        190
     Operating profit                                         282

     Assets                                                 3,216            828          1,754             634

     As the R&D costs are allocated in an arbitrarial way to the different SBU's we specify on the level "operating profit before research and development expenses".

     The spread of revenues, assets and employees per geographical area are shown below in millions Euro:

                                  revenues per geographical    geographical spread         employees
                                            area                    of assets
Countries                              2001      2000             2001     2000          2001      2000
Germany                                 392       405              538      498         3,299     3,417
Netherlands                             279       260              586      609         4,059     3,962
United Kingdom                          219       219              262      257         1,111     1,075
France                                  220       220              201      183         1,388     1,491
Rest of Europe                          568       595              422      439         3,301     3,349
United States                         1,333     1,287            1,000    1,087         8,234     7,810
Rest of the World                       223       238              119      143         1,080     1,149
                                  ------------------------------------------------------------------------
Total                                 3,234     3,224            3,128    3,216        22,472    22,253

22.  Financial instruments

     It is the Company's policy that interest rate swaps and caps are counted as hedges when the transaction reduces interest rate risk. The terms of the remaining weighted average maturity are correlated to the remaining terms of the lease portfolio and the related borrowings.

     The Company enters into interest rate swap contracts to manage interest costs, interest income (of the lease portfolio) and the risk associated with changing interest rates. At November 30, 2001 the following contract which effectively converted its fixed Euro rate debt (see Note 10) into variable rate debt was in effect:

                                                             Remaining
                                 Variable rate            weighted average
     Fixed rate receipts               payment            maturity in years             Notional amount
     -------------------      ----------------        ---------------------      ----------------------
            6.35%                    3.60%                                       Euro       414 million

     Also contracts which convert floating rate debt (see also Note 8 and 10) into fixed rate debt were in effect:

        Weighted average                              Remaining
      fixed rate payments             average maturity in years                                Notional amount
     --------------------             -------------------------         --------------------------------------
             5.83%                              1.2                     Australian Dollars          35 million
             6.05%                              1.5                     Pound Sterling              63 million
             5.79%                              1.7                     U.S. Dollars               332 million
             5.31%                              0.4                     Danish Crowns               10 million
             6.03%                              0.1                     Swedish Crowns              20 million
             3.10%                              1.8                     Swiss Francs              23.3 million
             4.42%                              1.4                     Euro                     404.4 million

     The aggregated estimated fair value of above swap contracts was approximately Euro 18.3 million based on the interest rates at November 30, 2001.

     The differential to be paid or received is accrued as interest rates change and is recognized over the life of the agreements as an adjustment to interest expense.

     The Company enters into foreign currency exchange contracts aimed at protecting the operating income and participations held in foreign currencies. During 2001 the Company has entered into forward exchange contracts mainly in currencies which are volatile to the Euro including the U.S. Dollar, Pound Sterling etc.
     Per November 30, 2001, the countervalue in Euro of such contracts in foreign currencies amounted to Euro 229 million in respect of cash flows and Euro 466 million in respect of participations. The aggregated market value of the above foreign currency positions would give an outcome of respectively Euro 704 million and Euro 9 million higher than the contracted value at November 30, 2001.

     The interest rate swap agreements and the foreign exchange contracts have been entered into with major financial institutions which are expected to fully perform under the terms of the agreements.

     The Company's accounts receivable result from its trade and lease operations and reflect a broad customer base nationally as well as internationally. The Company routinely assesses the financial strength of its customers. As a consequence, concentrations of credit risk are limited. The Company's cash equivalents are in high quality securities placed with major international banks and financial institutions. This policy limits the exposure to credit risk.
     The only balance sheet item of which the fair value deviates from the carrying value is the 'Long term debt'. The fair value of the long term debt is approximately Euro 72.1 million lower than the carrying value based on similar terms and remaining maturities.

23.  Subsequent events

     In the beginning of December 2001 the Professional Imaging Division of Gretag Imaging Group Inc. was acquired.
     In the same period the outsource of the European lease activities to thirds started up. To this effect, an agreement was signed with Telia Finans AB for the Scandinavian market in December 2001. In January 2002, a letter of intent has been effectuated with De Lage Landen International B.V. relating to cooperation in the form of a joint venture in a number of important European countries.

24.  Pension disclosures

     Employee pension plans have been established in many countries with the legal requirement, customs and the local situation in the countries involved. The major countries were we have (defined) benefit plans are Germany, U.K., the Netherlands, Switzerland and the USA. It should be noted that also in these countries the plans are deviating per company and that even per company different plans can exist. The benefits provided by these plans are based primarily on employees' years of service and compensation near retirement.

     The pension valuation

     The pension valuation has been performed in accordance with US GAAP. The applicable guideline is `Financial Accounting Standard No. 87: Employers' Accounting for Pensions'. The liabilities, Projected Benefit Obligation
     (PBO) and Accumulated Benefit Obligation (ABO), have been determined in accordance with the projected unit credit method and the unit credit method respectively as prescribed by FAS 87. The value of the pension assets have been determined at fair value.

     The following average assumptions have been used:


       Assumptions as per November 30                    2000     2001
                                                         ----     ----

       Discount rate                                     6.23%    6.10%
       Expected return on plan assets                    7.71%    7.86%
       Wage of compensation increase                     3.36%    3.29%
       Rate of benefit increase                          2.76%    3.04%


     The pension charge has been determined in accordance with FAS 87 for the years 1999, 2000 and 2001:

       Components of pension charge                                 1999           2000           2001
                                                                    ----           ----           ----
                                                                             (in thousands)
                                                                    Euro           Euro           Euro
       Service costs                                             -34,477        -37,505        -37,651
       Interest costs                                            -43,390        -52,144        -57,804
       Expected return on plan assets                             47,359         57,623         64,722
       Amortization transition costs                               2,796          3,011          3,338
       Amortization service costs                                 -1,332             20           -178
       Amortization of gains/losses                               -4,057         -1,640            -52
       Other costs                                                -1,365              -             15
       Other pension schemes                                           -              -              -
                                                                 -------        -------        -------
       Net periodic costs                                        -34,466        -30,635        -27,610
       Pension costs under Dutch GAAP                            -32,558        -36,161        -39,336
                                                                 -------        -------        -------
       Additional pension charge under US GAAP                    -1,908          5,526         11,726
                                                                 =======        =======        =======

       The balance sheet entry has been determined in accordance with FAS 87 as per November 30, 2000 and 2001:

        Components of balance sheet entry as at November                                      2000           2001
                                                                                              ----           ----
                                                                                                 (in thousands)
                                                                                              Euro           Euro
        Accumulated Benefit Obligation (ABO)                                              -766,422       -832,079

        Projected Benefit Obligation (PBO)                                                -933,137     -1,010,666
        Fair value of plan assets                                                          826,332        782,578
                                                                                        ----------     ----------
        Funded Status                                                                     -106,805       -228,088
        Unrecognized transition costs                                                       -9,518         -6,503
        Unrecognized prior service costs                                                     3,662          1,767
        Unrecognized net gains/losses                                                        7,076        128,312
                                                                                        ----------     ----------
        Prepaid/(accrued) benefit costs                                                   -105,585       -104,512
        Pension provision under Dutch GAAP                                                -146,308       -156,051
                                                                                        ----------     ----------
        Additional pension provision under US GAAP                                          40,723         51,539
                                                                                        ==========     ==========

        Additional balance sheet entries under US GAAP
        Additional minimum liability                                                        -1,152        -10,822
        Intangible assets                                                                      767            965
                                                                                        ----------     ----------
        Reduction to equity                                                                   -385         -9,857
                                                                                        ==========     ==========

        Change in PBO during 2000 / 2001
        PBO at beginning of year                                                          -850,277       -933,137
        Service costs                                                                      -38,394        -37,773
        Interest costs                                                                     -52,932        -57,920
        Plan participants contribution                                                      -9,469         -9,426
        Amendments                                                                          -3,418          7,552
        Actuarial gains (losses)                                                            17,739         -7,125
        Benefits paid out                                                                   24,248         23,535
        Exchange rate differences                                                          -20,634          3,628
                                                                                        ----------     ----------
        PBO at end of year                                                                -933,137     -1,010,666
                                                                                        ==========     ==========

        Change in plan assets during 2000/ 2001
        Fair value plan assets at beginning of year                                        763,295        826,332
        Actual return on plan assets                                                        74,465        -48,918
        Employers contribution                                                              24,086         28,740
        Plan participants contribution                                                       9,469          9,426
        Benefits paid out                                                                  -24,248        -29,379
        Exchange rate differences                                                          -20,735         -3,621
                                                                                        ----------     ----------
        Fair value plan assets at end of year                                              826,332        782,578
                                                                                        ==========     ==========

25.  Generally accepted accounting principles in the United States of America

     A reconciliation of amounts shown in the accompanying Consolidated Statements of Operations to amounts determined in accordance with US GAAP follows:

                                                                          Years ended November 30,
                                                                          ------------------------
                                                               1999          2000          2001            2001
                                                               ----          ----          ----            ----
                                                          (in thousands, except shares and per share amounts)
                                                               Euro          Euro          Euro              $*
                                                          (restated)
     Net income as shown in the accompanying
     Consolidated Statements of Operations                   76,675       151,741        10,070           9,021

     Items having the effect of increasing
     (decreasing) reported net income:
     Depreciation                                               668           498             -               -
     Business combinations                                  -13,486       -12,317       -11,949         -10,704
     Reorganization                                          28,686       -29,894        40,099          35,921
     Self insurance franchise                                  -908          -908          -908            -813
     Bookprofit on disposal of fixed assets                       -        -4,415             -               -
     Pensions                                                -1,908         5,738        12,699          11,376
     Tax effect on adjustments                              -11,209         8,115       -18,159         -16,268
     Use of tax-deductible goodwill                          -4,084        -9,685       -14,800         -13,258
                                                         ----------    ----------    ----------      ----------
     Net income according to US GAAP                         74,434       108,873        17,052          15,275
                                                         ==========    ==========    ==========      ==========

     Earnings per ordinary share:
     Basic                                               Euro  0.86    Euro  1.25    Euro  0.16      Euro  0.14
     Diluted                                             Euro  0.85    Euro  1.23    Euro  0.16      Euro  0.14

     Weighted average number of ordinary
     shares outstanding:
     Basic                                               83,190,993    84,400,936    85,241,097      85,241,097
     Diluted                                             84,473,467    85,531,918    85,955,452      85,955,452

                                                                      Statement Of Comprehensive income
                                                                      ---------------------------------
                                                               1999          2000          2001            2001
                                                               ----          ----          ----            ----
                                                                               (in thousands)
                                                               Euro          Euro          Euro              $*
                                                          (restated)
     Net income                                              74,434       108,873        17,052          15,275
     Foreign currency translation adjustment                 51,358        60,966       -21,695         -19,434
                                                         ----------    ----------    ----------      ----------
     Comprehensive income                                   125,792       169,839        -4,643          -4,159
                                                         ==========    ==========    ==========      ==========

* See Note 0

     A reconciliation of the shareholders' equity as shown in the accompanying Consolidated Balance Sheets to amounts determined in accordance with US GAAP follows:

                                                                      Years ended November 30,
                                                                      ------------------------
                                                                       2000              2001
                                                                       ----              ----
           (in thousands)
                                                                       Euro              Euro
     Shareholders' equity as shown in the
       accompanying Consolidated Balance Sheets                     989,445           908,577
     Items having the effect of increasing
       (decreasing) reported shareholders' equity:
       Business combinations                                        226,833           206,688
       Reorganization provisions                                     25,424            83,357
       Pension provision                                             29,211            51,539
       Additional minimum liability                                    -385            -9,857
       Self-insurance franchise                                       1,815               908
       Revaluation of property, plant and equipment                 -12,308                 -
          (net of depreciation)
       Derivative instruments                                             -            -5,797
       Dividend not declared                                         40,326            39,719
       Accrued liabilities                                            4,084                 -
       Deferred income taxes on above adjustments                    20,244            -6,030
                                                                  ---------         ---------
     Shareholders' equity according to US GAAP                    1,324,689         1,269,104
                                                                  =========         =========

     If the above adjustments were reflected in the Consolidated Balance Sheets, the amounts of the following accounts would be:

                                                                Years ended November 30,
                                                                ------------------------
                                                                   2000            2001
                                                                   ----            ----
                                                                      (in thousands)
                                                                   Euro            Euro
     Intangible assets        Gross                             315,040         351,273
                              Amortization                      -88,207        -100,268
     Long term liabilities    Deferred income taxes              11,131          64,513
                              Self insurance franchise                -               -
                              Pension provision                 158,885         150,274
                              Reorganization provision            2,352          56,907
                              Other                              29,669          24,406
     Current liabilities      Dividend                                -               -
                              Other                              56,612          63,943
     Accrued liabilities      Other                             113,998         109,456

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

     Business combinations - As of December 1, 2000 goodwill has been capitalised under Dutch GAAP. Previously under Dutch GAAP goodwill has been charged, net of tax, directly to shareholders' equity, whereas US GAAP requires that it be capitalized and amortized over its useful life but not in excess of forty years. US GAAP requires the Company to account for acquisitions initiated after July 1, 2001, under SFAS 141, 'Business Combinations' and SFAS 142, 'Goodwill and Other Intangible Assets'. This results in the non-amortization of goodwill under US GAAP. Goodwill is assessed for impairment on an annual basis and upon a triggering event. For the year ended November 30, 2001, goodwill amortized under Dutch GAAP was not corrected under US GAAP as it relates to an insignificant amount (see
     Note 4).

     Reorganization provision- Under Dutch GAAP costs to be incurred in restructuring the business are accrued and included under exceptional items (for 2000). There are no specific requirements as to the nature of items. Under US GAAP these costs would have been recorded as an operational expense. Furtheron the criteria set for the creation of such a provision are more strict under US GAAP.

     Self insurance franchise- As described in Note 1 to Consolidated Financial Statements the Company provides for uninsured potential future losses that have not yet occurred. Under US GAAP such losses are not accrued until they are incurred.

     Pension - Under Dutch GAAP the valuation took place on locally prescribed calculations. For US GAAP FAS 87 has been applied as of FY 1996. The Company has restated its US GAAP reconciliation for the year ended November 30, 1999 in the 20-F statement of 2000 to correct the method of calculating the Company's pension liability and pension cost.

     The effect of this restatement on the US GAAP reconciliations for the year ended November 30, 1999 is as follows (in thousands):

                                                         1999              1999
                                                      as reported       as restated
                                                         Euro              Euro
       Amounts in accordance with US GAAP
       Net income                                         75,673            74,434
       Comprehensive income                              124,500           125,792
       Shareholders' equity                            1,154,928         1,163,136

     Book profit on disposal of fixed assets - In valuing one fixed asset item a provision had been made which was not acceptable under US GAAP. This fixed asset was sold during the year under review.

     Option plans - Under Dutch GAAP, compensation charges for the issuance of share options are recorded to the extent that the market value of the common stock exceeds the exercise price on the date of grant. Under US GAAP, certain of Oce's option plans do not meet the provisions for fixed plan accounting in accordance with Accounting Principles Board Opinion No. 25, 'Accounting for Stock Issued to Employees', and therefore variable accounting should be applied using the intrinsic value method. Oce has and will continue to remeasure compensation cost for the 'variable' options until the options are exercised, cancelled or forfeited. For the three years ended November 30, 2001 the total compensation expense for these options were insignificant.

     Derivative instruments
     Under Dutch GAAP, receivables and liabilities denominated in a foreign currency, including derivative contracts, are in principle carried at cost converted into euros at the exchange rates at the end of the period. US GAAP requires valuation of derivatives at fair value. Under Dutch GAAP, unrealized gains and losses on interest rate swaps used in hedged relationships are deferred until settlement or termination. Under US GAAP, these contracts are carried at fair value. Under Note 22 the differences with the fair value per end of November 30, 2001 were indicated. As of December 1, 2001 FAS 133 "Accounting for Derivative Instruments and Hedging Activities" will be implemented. At November 30, 2001 the transition adjustment relates to a charge under Shareholders' equity for an amount of Euro 3.8 million, net of tax.

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

     Dividends not declared - Under Dutch GAAP final dividend is reported under "Other current- and accrued liabilities". Under US GAAP this dividend is included under "Shareholder's equity" until formal declaration.

     Risk and uncertainties - The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements in order to conform with generally accepted accounting principles. Changes in such estimates and assumptions may affect amounts reported in future periods.

  26. Earnings per share calculations

                                                                                    Years ended November 30,
                                                                                    ------------------------
     Basic earnings per share computation                                     1999            2000            2001
                                                                              ----            ----            ----
     Weighted average number of shares outstanding (a.)                    83,190,993      84,400,936      85,241,097

     Net income (US GAAP) available to shareholders                            74,434         108,873          17,052

     Less:  Dividend financing preference shares                               -3,551          -3,551          -3,551
                                                                           ----------      ----------      ----------
     Net income (US GAAP) available to holders of
     ordinary shares in thousands of Euro (b.)                                 70,883         105,322          13,501

     The basic earnings per share are calculated as the net income (US GAAP) available to holders of ordinary shares (b.) times thousand divided by the weighted average number of shares outstanding (a.).

                                                                                    Years ended November 30,
                                                                                    ------------------------
     Diluted earnings per share computation                                   1999            2000            2001
                                                                              ----            ----            ----
     Weighted average number of shares outstanding                         83,190,993      84,400,936      85,241,097

     Plus:  - shares applicable to convertible debt                         1,282,474       1,130,982         714,355
            - options                                                               -               -               -
                                                                           ----------      ----------      ----------
     Adjusted weighted average number of shares (c.)                       84,473,467      85,531,918      85,955,452
                                                                           ----------      ----------      ----------

     Net income (US GAAP) available to holders of
     ordinary shares in thousands of Euro                                      70,883         105,322          13,501

     Plus:  Interest on assumed conversion of
            convertible debt (net of tax)                                         521             420             270
                                                                           ----------      ----------      ----------
     Net income available to holders of ordinary
     shares inclusive effect of assumed conversion of
     convertible debt in thousands of Euro (d.)                                71,404         105,742          13,771
                                                                           ==========      ==========      ==========

     The diluted earnings per share are calculated as the net income available to holders of ordinary shares inclusive effect of assumed conversion (d.) times thousand divided by the adjusted weighted average number of shares (c.).

                                                                     SCHEDULE II


                             OCE AND SUBSIDIARIES

                    VALUATION AND QUALIFYING ACCOUNTS AS OF
                       NOVEMBER 30, 1999, 2000 AND 2001

                                  Balance at            Additions                                                    Balance at
                                   beginning           charged to                                                        end of
                                   of period               income            Acquisition          Deductions             period
                                ------------         ------------           ------------        ------------        -----------

                                                                          (In thousands)
                                   Euro                  Euro                  Euro                 Euro               Euro
   1999
   ----
   Allowance for doubtful
   accounts:
   Accounts receivable                38,513               20,380                    171              13,256             45,808
   Finance lease debtors               5,898                5,764                      -               3,014              8,648
   Obsolescence stocks               138,926               26,144                    306                 131            165,245
   Valuation allowance                74,437               -4,084                      -                   -             70,353

   2000
   ----
   Allowance for doubtful
   accounts:
   Accounts receivable                45,808               20,351                     76              16,523             52,758
   Finance lease debtors               8,648                6,315                      -               1,716             13,247
   Obsolescence stocks               165,246               25,892                  6,469              13,921            183,685
   Valuation allowance                70,353               -8,085                      -                   -             62,268

   2001
   ----
   Allowance for doubtful
   accounts:
   Accounts receivable                52,758               25,486                    321              16,764             61,801
   Finance lease debtors              13,247               12,239                      -                 626             24,860
   Obsolescence stocks               183,685               36,784                    192              44,643            176,018
   Valuation allowance                62,268               -9,003                      -                   -             53,265

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                                   OCE N.V.


                                                   /s/ R.L. van Iperen
                                                   ---------------------------
May 29, 2002                                       BY:  R.L. van Iperen
                                                        Chairman of the Board
                                                        of Executive Directors

Exhibit index

Exhibit number     Description                              Prior filing or Sequential
                                                            Page number

----------------------------------------------------------------------------------------------
1                  Articles of Association, as confirmed by notarial deed as of April 9,
                   1999 (English translation).

8                  Changes in Subsidiaries of               Filed as part of this annual
                   Oce N.V.                                 report.

10                 Excerpts from Oce Annual Report          Filed as part of this annual
                   2001 with certain modifications          report, pages 14-55, 94-96 and
                   (English translation)                    102-103, which are
                                                            incorporated herein by reference.