Form 20-F
period 2002-11-30
OCE N V
filed 2003-03-27
CIK 753058

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2002

Commission file number 0-13742

OCÉ N.V.
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

Yes ☒	No ☐

          Indicate by check mark which financial statement item the registrant has elected to follow: Item 17    ☒   Item 18    ☐

          Copies of notices and communications from the Securities and Exchange Commission should be sent to:

Daniel I. Booker	H.J. Huiberts
Reed Smith LLP	Secretary of the Company
435 Sixth Avenue	Océ N.V.
Pittsburgh, PA 15219	P.O. Box 101
5900 MA VENLO
The Netherlands

PART I

Item 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3	KEY INFORMATION

Except where otherwise indicated, as used herein, the terms “the Company”, “Océ”, “we”, “us”, “our”, the “Group” and similar terms refer to Océ N.V. and its consolidated subsidiaries, and references to a particular year (e.g. 2002) are to the fiscal year ending November 30 (e.g. November 30, 2002).

A.  Selected financial data

Exchange rate information

On January 1, 1999 the Euro became the single currency of eleven of the fifteen member states of the European Union, replacing the Dutch Guilder as the currency in The Netherlands for wire transfers, and on January 4, 1999 the Stock Market of Euronext Amsterdam N.V. (“Euronext Amsterdam”) began listing and trading stocks, including the Company’s stock, in Euros.  Effective May 9, 1999, the par values of the Company’s capital stock were redenominated from Dutch Guilder to the Euro.  From 1999 through 2001, parties were able to use both local currencies and the Euro for business transactions. On January 1, 2002 the Euro became the single currency of certain member states of the European Monetary Union, including The Netherlands (the “Eurozone”), for all cash transactions.

Amounts set forth in this report are expressed either in Euros (“Euro” or “€”) or in United States dollars (“dollars” or “$”).  Amounts for periods prior to January 1, 1999 have been restated from the Dutch Guilder into Euros, based on the official fixed rate of 2.20371 Guilders to 1 Euro. Unless otherwise indicated, the amounts stated in dollars included in this report for 2002 were converted into dollars from Euros at an exchange rate of $ 0.9932 to 1 Euro, which was the Noon Buying Rate on November 30, 2002. The “Noon Buying Rate” for a given date is the noon buying rate for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on the applicable date.

The following table sets forth the high, low and average exchange rates for one Euro expressed in dollars based on the Noon Buying Rate on the dates and for the periods indicated. The average rates for each period are calculated by using the average of the exchange rates on the last day of each month during the period.

Years ended November 30,	Low	High	Average	Period-End

1998	1.05	1.22	1.11	1.15
1999	1.01	1.19	1.08	1.01
2000	0.83	1.03	0.93	0.87
2001	0.84	0.95	0.90	0.90
2002	0.86	1.02	0.94	0.99

Months ended:		Low	High	Average	Period-End

2002	September	0.97	1.00	0.98	0.99
	October	0.97	0.99	0.98	0.99
	November	0.99	1.01	0.99	0.99
	December	0.99	1.05	1.02	0.99
2003	January	1.04	1.09	1.06	1.07
	February	1.07	1.09	1.08	1.08

Primary Currencies

As an international company, several foreign currencies are important to the business of the Company.  The following is a list  for each applicable currency of the average exchange rates (expressed in Euros for each currency) during the applicable year and the exchange rates (expressed in Euros for each currency) as of November 30 of 2002, 2001, 2000, 1999 and 1998. The average rates are calculated on the average of the daily rates per month weighted with the monthly revenues.

Applicable Currency	Average Rate During the Fiscal Year					Rate as of November 30,

	1998	1999	2000	2001	2002	1998	1999	2000	2001	2002

Pound sterling	0.67	0.66	0.61	0.62	0.63	0.70	0.63	0.61	0.62	0.64
United States dollar	1.11	1.08	0.93	0.89	0.93	1.15	1.00	0.86	0.89	0.99
Australian dollar	1.75	1.67	1.58	1.72	1.72	1.82	1.59	1.65	1.71	1.77
Japanese Yen (10,000)	145.33	123.53	99.18	107.53	117.12	141.26	102.40	95.92	109.82	121.76
Swiss franc	1.61	1.60	1.56	1.50	1.47	1.61	1.60	1.51	1.47	1.48

Select Financial Information

See Item 11, “Quantitative and Qualitative Disclosures about Market Risk”, for a further discussion of the impact of foreign currency fluctuations and hedging on foreign exchange rates.

The following table sets forth certain selected consolidated financial information of Océ N.V. and its consolidated subsidiaries and has been derived from Océ’s audited Consolidated Financial Statements.  This financial information should be read in conjunction with Item 5, “Operating and Financial Review and Prospects” and the Company’s Consolidated Financial Statements and the Notes included in this report.  The Company’s Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in The Netherlands (“Dutch GAAP”), and have been reconciled to generally accepted accounting principles in the United States of America (“U.S. GAAP”).  U.S. GAAP is significantly different from Dutch GAAP in several respects, including the valuation of intangible assets and the accounting for business combinations, restructuring, pensions and derivative financial instruments.  For a discussion of the principal differences between Dutch GAAP and U.S. GAAP, see Item 5, “Operating and Financial Review and Prospects” and Note 25 to Océ’s Consolidated Financial Statements. Except where expressly noted, all financial information included in this report was prepared in accordance with Dutch GAAP.

The Company restated its U.S. GAAP net income and shareholders’ equity as of and for the four years ended November 30, 2001 to correct errors in the application of its accounting for derivative financial instruments. The errors occurred in connection with the adoption of Statement of Financial Accounting Standards No. 133 “Accounting for Derivative Instruments and Hedging Activities” and the accounting for forward currency exchange contracts.  Certain forward currency exchange contracts and interest rate swaps were not recognized at fair value as required under U.S. GAAP.  The information contained in this report has been restated to correct this treatment.

(In millions except per share amounts)	Years ended November 30 (b)

	1998	1999		2000	2001		2002	2002

Amounts in accordance with Dutch GAAP	Euro	Euro		Euro	Euro		Euro	$
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues	2,753	2,838		3,224	3,234		3,176	3,155
Operating income	245	248		282	225		226	225
Income before income taxes, equity in income of unconsolidated companies and minority interest	184	189		222	156		172	171
Exceptional item (net of tax)	—	-55		—	-95		—	—
Net income	129	77		152	10		113	112
Basic earnings per ordinary share(a)	1.53	1.54	(e)	1.76	1.19	(e)	1.30	1.29
Diluted earnings per ordinary share(a)	1.50	1.53	(e)	1.74	1.18	(e)	1.29	1.28
Dividends per ordinary share(a)(d)	0.50	0.50		0.58	0.58		0.58	0.58
Amounts in accordance with U.S. GAAP
Net income, restated(c)	121	61		98	52		65	65
Earnings per ordinary share
Basic, restated (a)	1.43	0.70		1.11	0.56		0.73	0.73
Diluted, restated	1.40	0.69		1.10	0.56		0.73	0.72
CONSOLIDATED BALANCE SHEET DATA:
Amounts in accordance with Dutch GAAP
Total assets	2,635	2,968		3,216	3,128		2,851	2,832
Long term debt	859	884		854	754		757	751
Capital stock	553	554		559	565		565	561
Shareholders’ equity	726	818		989	909		909	903
Number of shares outstanding (x1000)	81,955	83,191		84,400	85,241		84,086	84,086
Amounts in accordance with U.S. GAAP
Total assets	2,977	3,198		3,431	3.334		3.053	3.033
Long term debt	859	884		854	754		757	751
Capital stock	553	554		559	565		565	561
Shareholders’ equity, restated	1,033	1,155		1,305	1,282		1,110	1,103
Number of shares outstanding (x1000)	81,955	83,191		84,400	85,241		84,086	84,086

(a)	Based on the weighted average number of Ordinary Shares outstanding during each period (one ADS represents one Ordinary Share).
(b)

The comparability of the Selected Financial  Information is affected by the acquisitions of Océ Japan Corporation effective May 1999,  CGK Computer Gesellschaft Konstanz G.m.b.H. (now known as Océ Document Technologies G.m.b.H.) effective April 1, 2000, Practical Print Solutions, Ltd. effective November 2001 and Gretag Professional Imaging (now known as Océ Display Graphics Systems, Inc.) effective as of December 2001. See Item 5 “Operating and Financial Review and Prospects”.

(c)	See Note 25 of Notes to Consolidated Financial Statements.
(d)	Based on amount of cash dividend.
(e)	The amount stated is before exceptional items. After the exceptional item, the basic earnings per Ordinary Share was Euro 0.88 and $0.77 in 1999 and Euro 0.08 and $0.07 in 2001.

Dividends

The following table sets forth the interim, final and total cash dividends paid in Euros to the holders of the Company’s Ordinary Shares and translated into dollars based on the Noon Buying Rate on each of the respective dates on which the Company paid its interim and final cash dividends. The actual exchange rate applied by Morgan Guaranty Trust Company of New York, as the Depositary for the Company’s American Depositary Shares (“ADS”), with respect to the dividends actually paid to the holders of Océ’s ADSs may vary from the Noon Buying Rate.

Years ended November 30,	Euro per Ordinary Share				Dollar per Ordinary Share

	Interim	Final		Total	Interim	Final		Total

1998	0.15	0.35		0.50	0.17	0.41		0.58
1999	0.15	0.35		0.50	0.15	0.35		0.50
2000	0.15	0.43		0.58	0.13	0.37		0.50
2001	0.15	0.43		0.58	0.14	0.37		0.51
2002	0.15	0.43	*	0.58	0.15	0.43	*	0.58

*	As approved by the shareholders of the Company at the Annual General Meeting of Shareholders on March 12, 2003.

B.  Capitalization and indebtedness

Not applicable.

C.  Reasons for the offer and use of proceeds

Not applicable.

D.  Risk factors

Forward Looking Statements under the Private Securities Litigation Reform Act of 1995

This report contains certain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Océ has based these forward-looking statements on its current expectations and projections about future events.  Océ’s expectations and projections may change and its actual results may differ substantially from those projected in the “forward-looking statements” based on various important risks, uncertainties and other factors (some of which are beyond Océ’s control) that may occur in the future and which are neither manageable nor foreseeable by Océ.  These factors include, among other things, the following risks, assumptions and uncertainties.

Market risks

     Océ’s business is affected by adverse economic conditions and declines in customers’ investments in machines

Océ’s revenues are derived, primarily, from the sale of machines and maintenance and, to an increasingly important extent, sales relating to facility services, consulting and software services.  Océ’s profitability may be significantly adversely affected by a prolonged global economic slowdown and decreased spending, particularly in North America or Western Europe because a substantial portion of Océ’s revenues originate from sales in these markets.  A slowdown in economic activity and the related reluctance of Océ’s customers to invest have an immediate negative impact on the number of machines sold or leased and on the degree of utilization in the Company’s manufacturing facilities.  This impact is offset in part, because a significant portion of Océ’s revenues are provided from long term contracts (3 to 5 years) for sales of services (including maintenance service).  Prolonged continuation of a downturn could have a material adverse effect on the Company’s business, financial condition or results of operation.

     Geographic diversity in revenues is important to the Company’s stability

Océ’s strong technology base, the markets in which Océ operates and the Company’s long-term relationship with diverse categories of customers help Océ spread the risk related to a downturn in the economic cycle.  In addition, outsourcing of production activities and flexible deployment of personnel in the Company’s manufacturing facilities help to offset some of the negative effects of a downturn in the economic cycle.  Océ’s sales in different geographic regions further assist in spreading the risk related to a downturn in the economic cycle in a specific geographic region.  On a geographical basis Océ’s revenues are spread between Europe (52%), the United States (41%) and the rest of the world (7%).  In recent years the results in some European Countries were less than expected.  A balanced spread of revenues and income among the various countries is essential for Océ to ensure that it is not dependent on the results in a limited number of countries.  In 2002 this situation showed improvement compared to the preceding years.

     The Company must anticipate trends and respond to changing customer preferences

The markets for Océ’s machines and services are rapidly changing and becoming increasingly more complex.  Océ’s success depends in part on its ability to develop and introduce new products and services in a timely manner that satisfy increasingly sophisticated customer requirements, that keep pace with technological developments and that are accepted in the market.  The Company believes that because it sells most of its machines through its direct sales force and because the Company’s organization provides ongoing servicing for its machines, the Company is able to gather continuing feedback from its customers and to understand the changing demands of the market.   The Company is then able to use this information to adapt its products and services to address its customers’ requirements and to develop new products for its customers.  There can be no assurance that the Company will be successful in anticipating and developing new products, product enhancements or new solutions and services to adequately address changing technologies and customer requirements or that the Company’s products, enhancements, solutions or services will be successful in the marketplace or will generate increased revenue. In addition, there is no assurance that the Company will be able to anticipate and develop technological improvements, to adapt its products to emerging industry standards and changing customer preferences or requirements or to produce high quality products, enhancements and releases in a timely and cost-effective manner in order to compete with applications offered by its competitors.

     The Company faces significant competition

Océ operates in an environment of significant competition, driven by rapid technological advances and changing customer demands.  A number of companies compete worldwide with the Company to provide document processing products and services. Many of Océ’s competitors have greater financial resources than Océ.  In principle, bigger companies have greater resources available for research and development, are more easily able to invest in new activities and products and are, in theory, more resilient to downturns in economic conditions.  The difference in size between Océ and several of its main competitors has a direct influence on the Company’s competitive position.  Océ’s success in its future performance is largely dependent upon its ability to compete successfully in its currently served markets and to expand into additional market segments.

     The Company is highly dependent on its research and technology

Océ’s competitive strength hinges on its ability to respond quickly to ever changing demands in the market by  introducing distinctive products, and providing systems and services to a diverse category of customers.  Technology plays a key role in enabling the Company to continue to respond to the market and introduce new products and update existing products.  Océ concentrates mainly on professional markets that have high quality requirements.  The Company offers technological concepts, which it has developed primarily internally, through the acquisition of businesses or by entering into joint ventures or development agreements with third parties, which give the Company, a clear and distinctive profile.  The most important elements of Océ’s profile, products and services are reliability, productivity, ease of use, environmental friendliness and a low total cost of ownership.

Research and development is one of the critical success factors for the Company. The process of developing new technologies, products and solutions is inherently complex and uncertain and involves significant time, resources, costs and risks.  Accurate anticipation of customers’ changing needs and emerging technological trends is critical.  Océ must make long-term investments and commit significant resources before knowing whether these investments will eventually result in products that achieve customer acceptance and generate the revenues required to provide anticipated returns from these investments.  Océ may experience difficulties in realizing the expected benefits from its investments in new technologies and companies.  In addition, Océ’s products’ reliance on new technology may result in performance or quality problems as the technology is implemented.  There is no assurance that the technology will be successful or timely or that it will respond to current market demands.

Océ’s business model is founded on a strong and diverse in-house technology portfolio combined with the Company’s own direct sales and service organizations.  The interaction between research and development and direct sales and services is crucial to the Company’s strategy to provide high quality products and services in response to the demands of the market.

In addition, because of the rapid developments in technology and in the markets in which Océ operates, there is a risk that changes in technology could render the Company’s technology, products, enhancements and solutions outdated or obsolete, and could result in the Company’s inventory becoming in part obsolete or unsaleable.  Although Océ attempts to reduce this risk by applying a clear and standard depreciation for its machines there is no assurance that as technology changes, Océ will not hold a larger than expected number of obsolete machines or machines that can not be placed with customers.

     Favorable pricing is challenging in a competitive market

Océ’s ability to succeed is dependent, in part, upon its ability to obtain adequate pricing for its products and services. Depending on competitive market factors, the prices that Océ may be able to obtain in the future for its products and services may vary from historical levels.

Operational risks

     The Company’s failure to maintain efficient operations could adversely impact its financial results

Océ’s ability to sustain efficient and cost effective operations and improve its profit margins is largely dependent on its ability to maintain efficient, cost-effective operations, including manufacturing and logistics.  Productivity improvements through process reengineering, design efficiency and supplier cost improvements are required to offset labor cost inflation and other potential changes in costs and competitive price pressures.

Historically, Océ concentrated on overall management to control a large number of activities in line with exact Océ specifications.  Most of the hardware included in Océ’s machines is manufactured by external suppliers in the form of sub-assemblies and modules, and only the strategic components and supplies (such as process drums, photoconductors and toners) are manufactured by Océ directly.  Final assembly of most machines takes place in The Netherlands and Germany, with the products being configured in accordance with customer specifications.  Most of Océ’s suppliers are located within a radius of 150 kilometers from its production sites.  The supply and delivery of components and machines is largely handled by external logistics specialists.  As a result, the reliability of deliveries, delivery speed and costs are kept well under control.  There is no assurance that Océ will be able to continue to enter into beneficial strategic relationships or to obtain favorable terms for the manufacturing and production of the components to be included in its machines.

A particular component may be available only from a limited number of suppliers.  Suppliers may from time to time extend lead times, limit supplies, increase prices or fail to produce components in accordance with the Company’s specifications due to capacity constraints or other factors, which could adversely affect the Company’s ability to deliver its products on a timely basis.  Moreover, if one of the third parties to which the Company’s outsources manufacturing of components or sub-assemblies fails to perform, or experiences delays or disruption to its manufacturing, or experiences financial difficulties, this could adversely affect the Company’s sales and operating profit.

The strategic parts and components manufactured by the Company internally (namely, process drums, photoconductors and toners) are manufactured in one physical location. In the event that production at this location is delayed or interrupted (either on a long term or short term basis), the Company has adopted plans to move the manufacturing operations to another location to minimize the impact of any delay or interruption.  Any delay or interruption in the production of these parts could have a material adverse effect on the Company’s ability to manufacture and sell its machines, which could in turn adversely affect the Company’s reputation and financial condition.

     The Company is highly dependent on information technology systems

The Company’s operations rely on complex information technology systems and networks, which are potentially vulnerable to damage or interruption from a variety of sources.  Although the Company takes precautions against interruptions of the Company’s information technology systems or networks or leakage’s of its proprietary information, a prolonged interruption or leakage of proprietary data could have a material adverse effect on its operations, sales and operating profit.

     The Company’s products and solutions could be subject to technology-based claims from third parties

Because the Company’s products and solutions include complex technology involving patented and other proprietary technologies, the Company faces a risk of claims that it has infringed third parties’ intellectual property rights.  As the number of entrants in the market grows and the complexity of the technology and the overlap of product functionality’s increase, the possibility of an inadvertent infringement and related intellectual property claim against the Company increases.  There may be patents and patent owners relevant to the Company’s product lines that are unknown to the Company.  In addition, although the Company endeavors to ensure that third parties with which it works possess appropriate intellectual property rights, the Company recognizes that it cannot fully avoid risks of intellectual property rights infringement created by third parties with which it works.  Similarly, the Company and its customers may face claims of infringement in connection with its customers’ use of the Company’s products and solutions.

Any claims, regardless of merit, may result in costly and time-consuming litigation, the payment of damages or other compensation, the invalidation of intellectual property rights on which the Company depends, divert the attention of the Company’s personnel, cause product shipment delays or require the Company to develop non-infringing technology or to enter into royalty or licensing agreements.  If the Company would be unable to develop non-infringing technology, or if royalty or licensing agreements were not available on commercially acceptable terms, the Company could be precluded from making and selling the affected products.

Financial risks

     The Company is in the process of outsourcing its financial leasing business, which could have a negative impact on the Company’s results

Although the Company is in the process of outsourcing its financing lease receivables portfolio, Océ continues to hold a significant amount of receivables from the financing of its customers’ purchases of Océ’s equipment.  These financial lease contracts are mainly financed by interest bearing capital, the cost of which is generally offset by the income received from the corresponding customer contracts.  Océ’s ability to provide such financing at competitive rates and to realize profitable spreads is dependent upon its own costs of borrowing.

As further discussed in Item 4, “Information on the Company”, and Item 5, “Operating and Financial Review and Prospects”, Océ determined in 2001 to outsource its financing of leasing activities, and Océ intends that the outsourcing process will be largely completed at the end of 2004.  As a result, the Company expects that the revenue from financial leasing activities will be reduced in 2003 and in 2004 and largely eliminated thereafter, and the assets on the Company’s balance sheet will be substantially reduced.  The financing aspects of the Company’s capital leasing activities will continue to be provided under Océ’s name by third parties. Although the Company intends for this transfer to be seamless to its customers and continue to be provided in the same manner as currently provided by Océ, the Company cannot guarantee that transfer of its lease financing activities to De Lage Landen International B.V. (“DLL”) and other parties will be successful due to risks in system alignment, legal jurisdiction or operational acceptance.  The transfer of the lease activities will likely have the effect of depressing the net result and earnings per share.  Although the Company anticipates that this effect will be offset by making effective use of the funds that are released and revenues generated from sales of its machines through future third party financing, there is no guarantee that the Company’s future investments with these funds will be successful.

     The Company’s financial results may be impacted by fluctuations in exchange rates or diverse geographic business

Océ derives its revenue from a number of different geographic areas.  In 2002, Océ achieved 37% of its revenues from the Eurozone, 41% from the United States and 7% from the United Kingdom.  Revenues in other countries amounted to 15% in 2002.  Océ’s future revenue and financial results could be affected by a number of factors, including changes in currency exchange rates, risks associated with the movement of funds, labor disputes, changes in economic conditions from country to country, changes in a country’s political conditions, trade protection measures, licensing requirements and local tax issues.

The Company’s revenues and expenses are affected by fluctuations in the rate of exchange particularly between the Euro, which is its reporting currency, and the U.S. Dollar, the Pound Sterling and the Japanese Yen as well as certain other currencies.  Because the Company operates globally, it is exposed to foreign exchange risks.  The Company’s policy is to monitor and hedge exchange rate exposure and to manage its operations to mitigate the positive or negative impact of exchange rate fluctuations.  Exchange rate fluctuations have historically affected (both positively and negatively) the Company’s revenues, expenses  and operating profit, and the Company expects that exchange rate fluctuations will continue to have a material affect on the Company’s financial results in the future.   In addition to the effect of exchange rate fluctuations on the Company’s results, an investor’s return in U.S. Dollars from an investment in the Company’s ADRs (as described in Item 9, “The Offer and Listing”) or ordinary shares may be affected by any depreciation of the Euro because the value of dividends and other distributions paid in Euro would decline as the value of the Euro, expressed in U.S. Dollars, declines.

     Changes in the Company’s markets could have an adverse effect on the value of the Company’s long-lived assets

The Company’s long-lived assets were Euro 1,432 million at November 30, 2001 and Euro 1,345 million at November 30, 2002.  Océ regularly reviews the value of these assets and recognizes an impairment when the carrying value of an asset is not supported by its current expectations of future cash flows attributable to these assets.  Significant declines in stock prices, market capitalization and credit ratings of market participants, as well as the Company’s ongoing review and refinement of its business plans, may result in substantial impairment write-downs of its intangible or other long-lived assets at any time.  Recognition of impairments of  long-lived assets could have an adverse affect on the Company’s results and financial condition.

     The Company has risks related to its pension and post-retirement benefit plans.

The Company currently maintains pension plans in many countries.  The benefits offered by these plans vary from plan to plan. The Company’s obligations to make contributions to fund benefit obligations under the pension plans are based on the performance of the financial markets, particularly the equity markets, and interest rates. Funding obligations are determined and are measured as of November 30 of each year utilizing the value of pension assets and liabilities on that date. If the financial markets do not provide the long-term returns that are expected under the funding calculation, the likelihood of Company contributions to its plans increases. The equity markets can be, and recently have been, volatile, and therefore the Company’s estimate of future contribution requirements has changed dramatically in a relatively short period of time. Similarly, changes in interest rates can impact the Company’s contribution requirements. In a low interest rate environment, the likelihood of required contributions in the future increases.  With respect to its Dutch pension trust, the Company expects to make a contribution for 2003 of Euro 25 million in the form of a subordinated loan.  Because of the volatility of the financial markets and fluctuations in interest rates, however, the Company might be required to contribute significant additional funds in the future.  If the

Company is required to make significant contributions to fund the pension plans, the Company’s cash flow available for other uses will be reduced.

In addition to the risks listed above, other risk factors which could cause actual results and developments to differ materially from those expressed or implied include, but are not limited to:

•	terrorist attacks or war;
•	the availability and cost of raw materials;
•	import, export and tariff regulations;
•	the ability to attract and retain skilled employees at reasonable costs;
•	claims or lawsuits relating to competition, use of hazardous materials or other legal matters;
•	changes to tax rates; and
•	the ability to enter into, and resulting success of, future business combinations, acquisitions and dispositions.

Océ’s “forward-looking statements” speak only as of the date on which the statements are made, and Océ undertakes no obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

Item 4           INFORMATION ON THE COMPANY

A.  History and development of the Company

Océ N.V. was organized as a stock corporation under the laws of The Netherlands in 1953, incorporating a business originally founded in 1877.  The Company’s executive offices are located at St. Urbanusweg 43, 5914 CA Venlo, The Netherlands.  The Company’s telephone and fax numbers are 31-77-3592222 and 31-77-3544700, respectively.

Information about Océ, including the Annual Report 2002, is available through the internet at http://www.oce.com.  The Company also distributes its Annual Reports, Consolidated Financial Statements and other quarterly information to Morgan Guaranty and Trust Company of New York as Depositary for the Company’s ADRs.  The Depositary generally distributes this information to the legal holders of the ADRs.

Océ is one of the world’s leading suppliers of high quality products, services and complete solutions for use by professionals in print and document management environments, primarily in environments where large numbers of documents are processed.

Océ’s products and services are offered primarily through the Company’s direct sales and service organizations to enable the Company to monitor constantly the market with respect to its products and services and to communicate directly with the end-user of its products and services.  In a number of geographical markets, part of the Company’s range of products are also distributed through specialized distributors.

Océ largely develops and manufactures its product range itself. Océ’s unique and strong technology base is the result of 125 years of experience and its consistent investment in research and development.  Océ further invests in technology research and development through its acquisition of other companies, alliances with strategic partners and co-operation with co-developers and suppliers.

Océ operates in a total of eighty countries and has its own sales force in thirty countries.  At November 30, 2002 Océ had more than 22,400 employees, of which more than half worked in sales and service. Océ’s research and manufacturing facilities are located in The Netherlands, Germany, Belgium, France, the Czech Republic, the United States, Canada and Japan.

Océ achieved revenues of Euro 3.2 billion and net income of Euro 112.5 million in 2002.

Annual Report 2002

Excerpts of Océ’s Annual Report 2002, which describe the Company and its business in further detail, are attached as Exhibit 10 and are incorporated into this report by reference.  In the event that any information contained in Exhibit 10 conflicts with this report, the information contained in this report shall prevail.

Restructuring

The market segments in which Océ has been active historically have become widely divergent in recent years in terms of profitability and growth.  The traditional low- to mid-volume office market has become more competitive and less profitable.  In addition, customers are increasingly placing more and more emphasis on a complete document printing solution, which includes not only hardware and machines but also involves software and services tailored to meet customers’ specific needs.  Traditionally, customers demanded machines to copy first and then distribute.  Now, documents are distributed first digitally, viewed and printed on demand when required.  Customers are increasingly requesting print on demand and personalized document management systems that integrate paper and digital document flows to replace traditional print-run, stand-alone copying machines.

In response to its customers’ changing needs, in 2001, Océ announced that it was implementing a restructuring of its operations to better align its business segments with the relevant markets for its products and services.  In connection with the restructuring, in 2002, Océ merged two of its strategic business units, Document Printing Systems and Production Printing Systems, into one unit, which is now its Digital Document Systems strategic business unit.  The newly created strategic business unit, Digital Document Systems Unit will focus on high to very high volume output print management systems and will slowly phase out sales of its low- and mid- volume machines in the office market.  Océ continued its other strategic business unit, Wide Format Printing Systems.  In addition, the Company has consolidated its Facility Services and Professional Services activities under a single management structure within each of the strategic business units.  The historical figures included in this report have been adjusted to reflect this restructuring.

In connection with the restructuring, the Company also intends to further refine its central organization and operational processes.  Along this line, the Company implemented a new logistics system to reduce its levels of inventory and streamline its manufacturing process, particularly in the area of the assembly and delivery of new machines.  In this context Océ introduced Direct Machine Delivery to customers from its manufacturing centers in Venlo, The Netherlands, and Poing, Germany, and has substantially reduced its inventories.  In September 2002 the Company opened a new factory in Venlo, The Netherlands to produce strategic parts (such as the drums, toners and photoconductors) for its machines, including the Océ CPS700 color printer.  As a result delays in the production of the Company’s color machines have been eliminated.

Outsourcing of Financial Leases

A significant component of the Company’s business (and revenues) has traditionally been based on the Company’s financial lease program relating to its machines.  More than 50% of the Company’s machine sales are now financed through financial leases, and leasing forms an indispensable component of the ‘one-stop’ shopping concept that Océ offers to its customers.  Historically, Océ primarily handled the financing and administration of its leasing activities internally.  In 2001, based on extensive research, the Company announced that it intended to outsource the financing of its lease portfolio to third parties while retaining the ‘one stop’ shopping concept for its customers through a private label financing program.  The Company believes that the outsourcing of the financing component of its lease activities will improve its offering of financial products, while allowing the Company to retain the benefits from the sales of its machines, and will give Océ greater commercial opportunities by allowing the Company to use funds generated for investments in its core activities.

In December 2001, Océ entered into a private label partnership agreement with Telia Finans AB to outsource its financing lease portfolio and financing activities in Scandinavia.  In 2002, the Company entered into a framework agreement with De Lage Landen International B.V. (“DLL”), a subsidiary of Rabobank, to outsource its financing lease portfolio in other countries in Europe.  Under these agreements with DLL and Telia Finans AB, the Company transferred new and existing financial leases in the UK and Norway to DLL and Telia Finans AB, respectively.  The Company intends to enter into similar agreements in The Netherlands, Belgium, France, Germany and Spain in 2003.  Océ intends to largely complete the transfer of its European financing lease portfolio by the end of 2004.  With respect to the United States, the Company sold part of its financing lease portfolio in 2002 to the Bank of America in two securitizations, and the Company intends to transfer the bulk of its remaining financing lease portfolio in the United States to one or more third parties over the course of the next two years.

During 2002, the Company transferred financial leases with an aggregate value of Euro 81 million to external parties.  The Company intends that by the end of 2003 leases with an aggregate value of approximately Euro 400 million will be transferred to external parties under private label financing agreements.  The transfer will be gradual and will be implemented on a country by country basis.  The sale of the financial leasing portfolios in each country is not expected to occur at a value below the stated book value, and the Company intends that the proceeds from the sale of the financial leasing portfolios will in principle be sufficient to repay all existing loans relating to the portfolios.

At the conclusion of the transfer in 2004, the Company expects that the assets on its balance sheet will be substantially reduced and that interest income, interest expenses and certain other costs relating to the financial leasing business will largely be eliminated.  In addition, the Company’s net income and related earnings per share could be reduced.

See Item 5, “Operating and Financial Review and Prospects” for an additional discussion of the sale of the financing component of its leasing activities.

Principal Capital Expenditures and Divestitures

The following tables sets forth in Euros the Company’s principal expenditures and divestitures in tangible and intangible assets (including through the acquisition or divestiture of interests in other companies ) in 2002, 2001 and 2000:

(In thousands)	2000	2001	2002

	Euro	Euro	Euro

Capital Expenditures
Intangible assets (software)	1,677	15,178	19,370
Property, plant and equipment	114,309	130,329	115,936
Rental equipment (net)	79,910	50,465	66,038
Other investments	-283	22,362	4,635
Capital Divestments
Property, plant and equipment	-49,630	-23,931	-14,684
Acquisitions of unconsolidated companies	85	—	23
Disposal of unconsolidated companies	-6	—	-930
Sale of financial lease portfolio	—	—	-70,800
Acquisitions (net of cash)	-7,677	30,941	55,008

Total	138,385	225,344	174,596

The Company expects that its 2003 capital expenditures will be Euro 140 million.  The Company finances its capital investments through cash from operations and borrowings.  The Company believes that its cash flow from operations and borrowing capacity will provide adequate resources to meet current and future investment needs.

The Company acquired certain assets of the Gretag Professional Imaging Division and all of the outstanding capital stock of GE Mexico, S.A. in 2002, all of the outstanding stock of Espace Graphic S.A. in France and Practical Print Solutions, Ltd. in the United Kingdom in 2001 and all of the outstanding stock of CGK Computer Gesellschaft Konstanz G.m.b.H. in Germany (now known as Océ Document Technologies G.m.b.H.) in 2000.

Except for the sale of its financing lease portfolios (discussed above), the Company has made no material divestitures since 2000, and the Company is not aware of any public takeover offers by third parties in respect of the Company’s Ordinary Shares.

B.  Business Overview

Geographic Markets

Although the Company’s business activities are world-wide, its primary business is based in the United States, Germany, The Netherlands, the United Kingdom, France and the rest of Europe.  The following table sets forth the geographic distribution of the Company’s revenues for the past three fiscal years based on its geographic regions:

	Years ended November 30,

	2000	2001	2002	2002

(In millions)	Euro	Euro	Euro	$
United States	1,287	1,333	1,298	1,289
Germany	405	392	371	368
The Netherlands	260	279	278	276
United Kingdom	219	219	238	236
France	220	220	209	208
Rest of Europe	595	568	554	550
Rest of the World	238	223	228	227

Total	3,224	3,234	3,176	3,154

Strategic Business Units

The Company has two strategic business units:  Digital Document Systems and Wide Format Printing Systems.  Each of the two units have been further divided into the following groups:

•	Digital Document Systems
	•	Corporate Printing
	•	Commercial Printing
	•	Facility Services
	•	Software & Professional Services

•	Wide Format Printing Systems
	•	Technical Document Systems
	•	Display Graphics Systems
	•	Imaging Supplies

The following table shows the distribution of revenues for the past three fiscal years achieved by each of the Company’s strategic business units:

	Years ended November 30,

	2000*	2001*	2002	2002

(In millions)	Euro	Euro	Euro	$
Digital Document Systems	2,186	2,212	2,155	2,140
Wide Format Printing Systems	1,038	1,022	1,021	1,014

Total revenues	3,224	3,234	3,176	3,154

*	The historical results for 2000 and 2001 included in this report have been adjusted to reflect the restructuring.

Digital Document Systems

During 2002, Océ combined its strategic business units Document Printing Systems (“DPS”) and Production Printing Systems (“PPS”) into the Digital Document Systems (“DDS”) unit to better align the Company’s business units with the market developments for its products and services.  The DDS business unit has been further divided into four business groups, tailored to serve specific types of customers or market activities:  Corporate Printing, Commercial Printing, Software and Professional Services and Facility Services.

The most important reasons for the reallocation of activities within DDS were the convergence of the originally highly different market segments in which PPS and DPS units were active, the continuing transfer from analog to digital products and the need for digital print solutions in the market for commercial printing.  This convergence was most noticeable in the office environment, where digital networks are causing a blurring of the borders between the use of copiers in traditional office environments, in graphic departments and in data processing centers.

To respond to this change in the market, the Company formed the new Corporate Printing business group within the DDS segment to concentrate on organizations in which documents support the primary business processes.  The second business group within the DDS business unit is the Commercial Printing group, which focuses mainly on organizations that use Océ equipment and services for commercial applications, such as marketing services, quick printers and copy shops, the printing industry and newspaper production.

The last two business groups within the DDS business unit are the Facility Services group and the Software & Professional Services group, respectively.  Each of these groups focus on relatively new areas of activities which play an important role in Océ’s strategy in document management markets.  Both of these groups emphasize the great importance that Océ attaches to offering products and services to meet the needs of customer-specific document processes.  The Software & Professional Services group focuses on providing software, services and support to customers seeking digital solutions for document production systems.  The Facility Services group focuses on customers who want to outsource their document management activities.

The Company’s existing range and the recent introductions of products by the DDS business unit give Océ a unique position in the market.  Océ offers a complete range of print machines operating at speeds from 45 to 1,200 pages per minute. In connection with the restructuring in 2002, machines sold by the DDS business unit are now marketed and sold under the family name of “Océ VarioPrint” (cutsheet) or “Océ VarioStream” (continuous feed) printers, and include a number of products with a range of various speeds.  For example, the Océ VarioPrint 2000 series is sold for use in typical office applications and can print in a range of various speeds.  The Company continues to enhance this line of machines and intends to introduce the latest addition to this machine series in 2003, which will be called the Océ VarioPrint 2090, will have multi functions and will be able to print up to 85 pages per minute.  The DDS business unit also offers the Océ VarioPrint 5000, a cutsheet machine that prints up to 158 pages per minute and offers great versatility and high flexibility in terms of input and output.  This machine serves as one of the DDS business unit’s flagship products, notably in the insurance industry and for printing in corporate data centers.  For the most demanding applications the DDS business unit offers the new Océ VarioStream 6100, as an entry-level system as well as the Océ VarioStream 7000, the successor to the highly successful PageStream series.  The Océ VarioStream 7000 is the very latest development in continuous feed systems, featuring a faster speed and excellent print quality.

     Corporate Printing

Corporate Printing provides print solutions to high-production environments and print management solutions through sales of hardware, software and services, at departmental and central levels.  This group offers innovative print and document management products and services to assist customers in managing their documents efficiently and effectively.  Corporate Printing primarily serves finance and communication organizations, banks, insurance companies, telecom companies, utility companies, governmental organizations, health care organizations, educational institutions, manufacturing companies, retail organizations, wholesale trade organization, transportation companies, logistics and consulting companies.  The primary applications offered by this group are office applications, document production and transaction printing.

     Commercial Printing

Commercial Printing provides print solutions to high production environments and print management solutions through sales of hardware and sales of software and services relating to the management, distribution and printing of documents, with a focus on print-for-pay applications and environments.  Applications provided by this group include personalized mailshots, time-critical and cost-effective printing of limited print-runs of newspapers and printing-on-demand.  Commercial Printing primarily serves newspaper publishers, the printing industry, copy shops and quick printers.

The significant machines developed by Océ for this market segment in 2002 were the Océ VarioPrint 5000, the Océ VarioStream 6100 and the Océ VarioStream 7000.  The Océ VarioPrint 5000 is a strong product offering for the printing industry.  The Company responded to an ever higher demand for print quality in combination with high speed by introducing its VarioStream machines.  The Océ VarioStream 7000 (installed in a ‘twin’ configuration) can operate at a speed of 1,200 pages per minute and with a print resolution up to 600 dpi.  The resolution can be easily and quickly adjusted to the required setting.

The growth of the digital print volume in the Commercial Printing business group is highest in the graphic arts industry and in the digital printing of newspapers.  Currently, only a limited proportion of this volume is digitally printed.  In conjunction with several major publishing houses, Océ took major steps in 2002 to create additional opportunities in this market enabling customers to perform smaller print-runs profitably.

In response to the demands of the printing industry, Océ also introduced the Océ Digital Newspaper Network in 2002.  The Océ Digital Newspaper Network coordinates a network of print shops which are located in various big cities throughout the world to print a number of newspapers that are supplied in digital form.  This network enables customers to supply newspapers to readers all over the world on the day of original publication.  The benefits are that the news is much more up-to-date and the customer is able to achieve considerable savings on logistics costs.

     Facility Services

The Company provides printing, copying and document management outsourcing services through its Facility Services group.  Through this group, customers of the Company outsource document processing within the customer’s organization, such as copying, scanning, printing, distribution and other activities, to the Facility Services group.  Applications offered by the Facility Services group include consulting and design, implementation and training, service and support.  Often, the Facility Services group assumes full responsibility for management and operation of the total document processing functions within a customer’s organization.

Organizations are increasingly outsourcing their printing, distribution and copying non-core activities to specialized companies.  Printing and copying activities and, to an increasing extent, the complete document management process, are no longer viewed by many organizations as a mainstream activity and are therefore outsourced to third parties.  To respond to this growing customer demand, Océ combined all of its activities in this area into the Facility Services group.  The Facility Services group is one of the fastest-growing activities within the Company.  During 2002 revenues of this group increased by 17%, compared to a 25% increase in 2001 and a 48% increase in 2000.

One of the underlying reasons for the development of Facility Services as a separate activity is the close contact it provides with the customer.  Customers are assured of a service that links seamlessly with the needs of their business processes, while Océ gains an in-depth knowledge of that business and closely monitors and improves the document flows within the business.  This leads to the creation of new services, such as scanning and digital archiving and also involves the coordination and sourcing of non-digital print activities such as offset printing.  The Company views its relationships with its Facility Services customers to be one of joint-cooperation and works closely with its customers, typically entering into long term contracts of  three to five years.

Océ typically provides Facility Services by placing Océ employees on a customer’s site and assuming management responsibility for the outsourced services.  Océ increasingly offers coordination of services through the customer’s own intranet, web-based or digital systems.  By clicking on a simple menu, employees of the customer can request document services from on-site Océ-employees and also initiate complicated print assignments that may ultimately take the form of finished reports and manuals in the customer’s in-house style.

The Facility Services group is growing quickly in Europe and has established  a good position in a comparatively short space of time, particularly in the industrial, education and government services sectors.  Océ provides facility services under the name Archer Management Services in the United States, where it has established an excellent position, particularly in customer organizations that have a large number of branches nation-wide.

     Software & Professional Services

The Company offers customer-specific document management solutions to its customers and provides systems integration and support to its customers through its Software & Professional Services group.  Specific applications offered through the Software & Professional Services group include output management and workflow management, archiving, character recognition and document interpretation software and services.  The professional services component of this group focuses on developing for both the DDS business unit and the WFPS business unit working methods, organizational methods and training for service providers.  The services provided by this group include educational services, implementation services, consulting services and support services.

Over the past ten years, digital technology has become a crucial component in document environments.  As a consequence, the way in which documents are created and the format and presentation of documents has changed significantly.

Océ expects that the transition to digital document management products will continue at a fast speed in the years ahead.  Océ is responding to this development by placing greater emphasis on document management as an over-arching discipline.  This involves organizing stored documents as well as controlling digital document flows and paper flows within a single integrated system.  The opportunities in this area are primarily determined by the functionality of the software and the skill set within the organization.

In recent years Océ has developed a series of highly varied software programs under the name PRISMA, most of which are linked to the hardware solutions that the Company offers.  These programs comprise a complete set of instruments that enable a customer to manage its document flow at various levels within an organization.  Océ PRISMA offers a complete package of closely linked modules based on an open systems architecture that can be used to configure the right solution for every user environment. Océ PRISMA provides a practical answer to the challenge of managing input and output systems in complicated document environments involving a wide variety of technology platforms.

As a supplement to Océ PRISMA, Océ also offers a complete range of software and services for character recognition and the interpretation of a document’s structure, with the aim of enabling the automatic processing of large volumes of paper documents.

The use of these software products is usually based on close cooperation between the customer’s internal technology specialists and Océ’s service providers.  To respond to increasing demand for these services, Océ has developed a solution delivery process to manage these demands.  This ensures greater efficiency and responsiveness and also forms the platform from which Océ can grow further as a leading supplier of complete document management solutions.

Wide Format Printing Systems

The strategic business unit Wide Format Printing Systems (“WFPS”) consists of three business groups:  Technical Document Systems, Display Graphics Systems and Imaging Supplies.  In 2002 the growth in the number of placements of machines stagnated both in Technical Document Systems and in Display Graphics Systems.  This was offset, however, by a constant flow of revenues from sales of services and supplies.

     Technical Document Systems

Technical Document Systems provides scanning, printing, copying, archiving and managing of wide format documents in black-and-white and color by offering hardware, software and systems, consultancy and professional services to its customers.  Customers in this market generally include architectural and engineering firms, construction companies, industrial companies, public utilities, telecoms, transport businesses and the government, specialized print shops and job printers.  This latter group offers applications relating to building and construction drawings, design and production drawings, pipework and electrical circuit diagrams and maps.

The emphasis in this market is on an integral production concept, in which a central role is played by the total cost of ownership.  Quality, reliability, speed and user-friendliness form the building blocks for this concept, but service is also crucial.  Océ believes that it has succeeded in structuring this business group to achieve and maintain a high level of service world-wide.  For example, in October 2002 Océ-USA, Inc. was awarded a prestigious prize by the Association for Service Management International for its best-in-class service organization.

In the markets in which Océ provides its Technical Document Systems, two distinct trends are emerging:  demand for color and decentralization.  Although printing in design engineering firms is still done predominantly in black-and-white, the use of color is advancing with increasing strength, and more and more customers are asking for color machines.  Accordingly, color inkjet printers are rapidly gaining ground in the low volume segment.  At the end of November 2002 Océ responded to this demand by introducing a color machine, the Océ TCS400, which is specifically focused on meeting these needs.  The Océ TCS400 is a wide format color printer for use in construction companies and architectural and engineering firms.

Because the documents are increasingly distributed in digital form, decentralization of the print volume is increasing.  Documents were traditionally printed first and then distributed.  Now, however, customers are increasingly distributing documents digitally, after which the image is viewed and/or printed as and when required.  This change creates a higher demand for smaller machines, and Océ has responded to this demand by introducing the Océ TDS400 and the Océ TDS600.  The Océ TDS400 and the Océ TDS600 are wide format production systems for the printing, copying, scanning and finishing of technical documents. In an internet printing and scanning environment, printing is possible at any location.  The flow of documents in this segment of the market is changing in character because parallel design processes are today often chosen by the customer (due to the gain in speed).  This, in turn, creates a demand for consultation between designers and an intensive use of the digital infrastructure, which is achieved by means of data lines with a higher transmission capacity, the use of cheaper storage media, increasing the speed of internet access and by means of specific applications that facilitate such interactive teamwork.  Océ intends to respond to this demand by providing services through sales of its document management software in combination with its printers.

In 2002, Océ converted its partnership with Autodesk, the supplier of the Océ’s software program “Océ Repro Desk”, into an exclusive licensing agreement.  After entering into this license, the Company began to license to its customers the Océ Plan Center software program, which is based in part on the licensed technology.  A dedicated team of experts within Autodesk’s Building Collaboration Services Division developed these programs.  Océ intends to use this team to provide ongoing services in the area of on-line print management solutions.

     Display Graphics Systems

Display Graphics provides scanning, processing and printing of wide format display graphics images in color by offering hardware, software, media, systems, consultancy and professional services.  Customers of this group include print shops and job printers, sign shops, silk-screen printers and offset printers, photo processing laboratories, exhibition and display constructors, graphic arts design studios and advertising agencies.  Applications offered by the Display Graphics group include posters, banners and billboards, fleet marking, wide format displays for exhibition and in-store presentations.

By far the most important development within the Display Graphics Systems business group in 2002 was the integration of the Gretag Professional Imaging Division (“GPID”), which was acquired in December 2001 and now operates under the name Océ Display Graphics Systems, Inc. (“ODGS”). This business, together with its machines and related customer base, further supplements Océ’s own activities and products.  The Raster Graphics section of ODGS distributes a series of state-of-the-art piezo inkjet printers under the name “Arizona” and the Raster Imaging Process software of Onyx Graphics.  The integration of the acquired GPID operations progressed favorably during 2002, despite the fact that this integration process and the realignment of the business group required significant amounts of management time and attention.  In the market for Display Graphics Systems, which is fragmented in terms of both suppliers and customers, Océ has chosen to concentrate on the mid-volume and higher volume segments.  Through the acquisition of GPID, Océ has strengthened its position substantially, particularly in the fast-growing job printer market.  The job printer market increasingly demands ever bigger print capacity.  The fastest machine of ODGS, the Océ Arizona 500, is able to process between 25 and 50 square meters per hour.  Océ is also one of the main suppliers serving other large-scale users of wide format color printers, such as sign shops, silkscreen printers, photo processing laboratories and constructors of exhibition stands.  As part of its endeavors to offer complete solutions Océ also intends to continue its presence in the low-volume sector by offering machines for outdoor applications.

Océ’s strength in the market for Display Graphics Systems is based, in part, on the strength of the brand, the Company’s world-wide presence and its own distribution channels and service activities.  Based on these strengths the Company will work further to improve profitability, through organizational changes, and to secure growth through an expansion of the range of products and services offered.  Océ is working on the further development of mid-volume machines for outdoor applications, featuring such variants as flatbed and roll-to-roll machines.  Roll-to-roll machines enable a customer to roll-up printed material after printing, which is then further processed in subsequent stages.  This technique is typically used in billboard applications.  Flatbed machines enable a customer to print directly on the ultimate carrier material.  A new flatbed machine, the Océ T220, is expected to be launched in the first quarter of 2003.

With respect to digital print shops and job printers, an overlap exists with the activities of the Technical Document Systems group and the Display Graphics Systems group.  This overlap is used to create synergistic effects between the two business groups in providing their shared customers with support in the development of wide format full color applications.  Because of its broad range for the very high production segment of the market and a series of in-house technologies, Océ believes it will be able to build a strong position in this area compared to its main competitors.

     Imaging Supplies

Through Imaging Supplies, the Company provides wide format supplies (PPC, CAD inkjet and diazo), display graphics supplies (water-based, oil-based, solvent-based) and office supplies (A4 bulk paper as well as specialty supplies) to customers of both business units.

Traditionally, this group offered paper supplies and supplies relating to the Company’s own machines.  During 2002 the range of supplies offered was expanded, especially in the form of Display Graphics and CAD applications and the Company is increasingly offering supplies for the machines of others, including the Company’s competitors.  Océ has developed a complete range of supplies to sell in connection with its introduction of the Océ TCS400 wide format color printer, introduced at the end of 2002, and its introduction of the water-based inkjet technology for wide format color printers for graphics outdoor applications.  Finally, standard A4-format paper still plays an important role in the revenues of this group because of volume of sales.  Océ has also developed an extensive range of media supplies in the small format area to serve the Océ CPS700 family, Océ’s color printer.

The technical documents systems market successfully increased its market share in supplies in 2002, by expanding further through indirect channels, notably in the major European markets of Germany, the United Kingdom and France.  As of December 1, 2002 customers are able to order supplies through the internet, and orders of supplies through this medium are clearly increasing.  Logistics performance has been further improved, resulting in a high level of reliable and prompt deliveries.  A new logistics center in Venlo, The Netherlands, now handles direct deliveries to customers in Belgium, The Netherlands, Luxembourg and Germany and ensures that inventories are kept at the required level in the other countries throughout the world.

Marketing, Consulting and Services

Océ has a strong direct sales and service organization, which plays a critical role in the success of the Company.  The Company markets 94% of its copiers, printers and copier supplies through its direct sales force of  4,376 employees.  The Company also sells plotter systems primarily through independent value added resellers and dealers. Similarly, Océ sells fanfold laser printers primarily through original equipment manufacturers (“OEMs”).

Approximately 6%, 7% and 8% of its revenues in 2002, 2001 and 2000, respectively, were accomplished using independent distributors and OEMs.

Although Océ sells its products on a world-wide basis, sales in the United States and in Europe contributed 41% and 52%, respectively, of the Company’s total revenues in 2002, 41% and 52%, respectively, in 2001 and 40% and 53%, respectively, in 2000.  Other than sales in Europe and the United States, sales in no single country accounted for as much as 4% of total revenues in 2002, 2001 or 2000.  Océ believes that no single customer accounted for more than 10% of its total revenues in 2002, 2001 or 2000.

Competition

The Company’s business competes (in whole or in part) with a number of companies with significant financial resources and world-wide operations.  The Company’s primary competitors in the Corporate Printing group, the Commercial Printing group and the Software & Professional Services group within the DDS business unit are Canon, Heidelberg, IBM, Minolta, Ricoh and Xerox.  The Company’s primary competitors within the Facility Services group are Ikon, Pitney Bowes, Xerox and local suppliers.  The Company’s primary competitors in the Technical Document Systems group within the WFPS business unit are Fuji-Xerox, Hewlett-Packard, KIP and Xerox.  The Company’s primary competitors in the Imaging Supplies group are Hewlett-Packard, Neusiedler, Sihl and paper wholesalers and local suppliers.  The Company’s primary competitors in the Display Graphics group within the WFPS business unit are Epson, Hewlett-Packard, Kodak, Nur, Scitex and Vutek.  In addition, new competitors are entering part of the markets that the Company serves as the markets rapidly evolve.  The Company’s success in the future will depend, in part, on its ability to compete successfully in its current geographic and product markets and to expand into additional geographic and product markets.  The Company believes that its direct sales and service force gives it a competitive advantage because it is able to communicate on an ongoing basis directly with its customers to learn quickly about the changing demands of the market.

Research and Development

Technology plays a key role in the continuing success of the Company and its ability to respond to ever changing demands in the market.  The success of Océ’s products and services is attributable to the Company’s ability to develop and market machines, software and services of a high quality and respond to its customers’ needs.  Océ largely develops its technology and products and manufactures its products itself.  See Item 5, “Operating and Financial Review and Prospects” for a further discussion of the Company’s research and development.

Patents and Similar Rights

At November 30, 2002, Océ held approximately 4,700 patents and patent applications pending throughout the world.  The Company considers its patent position to be important to its business, and Océ intends to continue vigorously to protect its technology.  Patents are an important part of Océ’s activities taken to protect its technology and proprietary information and its ability to conduct its business. The Company also believes that its trademark “Océ”, which is registered in most areas of the world, is essential to its business.

Suppliers

Most of the hardware developed by Océ (other than strategic parts such as drums, toners and photoconductors) are manufactured by external suppliers in the form of sub-assemblies and modules, which are then provided to the Company to be assembled into machines in accordance with customer specifications.  Most of Océ’s suppliers are located within a 150 kilometer radius of Océ’s production sites.  Management believes that its external suppliers are sufficient to meet its current and future near and mid-term requirements, and the Company has not experienced any meaningful increases in the prices of these materials nor difficulty in obtaining these materials from its external suppliers.

Seasonality

The Company’s business has not been, in the past, seasonal, and the Company has not historically experienced any significant increases or decreases in sales during any particular time within its fiscal year.  Sales have historically been materially consistent during each quarter of the Company’s historical fiscal years.

Governmental Policies

With the exception of import and export controls and regulations imposed by the various countries in which the Company conducts its business, the Company’s business is not highly regulated by any governmental authority.

C.  Organizational Structure

The Company conducts its operations through a variety of significant subsidiaries.  The following is a list of Océ’s significant subsidiaries which set forth each subsidiary’s name and country of incorporation. Océ owns 100% of the equity (and holds 100% of the voting power) of each subsidiary listed except for Océ Japan Corporation of which Océ owns 85% of the equity (and holds 85% of the voting power), and for Océ Real Business Solutions B.V. of which Océ owns 50% of the equity (and holds 50% of the voting power).

Europe
Océ-Belgium N.V./S.A.	Brussels	Belgium
Océ-Interservices N.V./S.A.	Brussels	Belgium
Océ Software Laboratories Namur S.A.	Namur	Belgium
Océ-Danmark a/s	Copenhagen	Denmark
Océ Holding Deutschland Verwaltungsgesellschaft m.b.H.	Mülheim/Ruhr	Germany
Océ-Deutschland G.m.b.H.	Mülheim/Ruhr	Germany
Océ Printing Systems G.m.b.H.	Poing	Germany
Océ Document Technologies G.m.b.H.	Konstanz	Germany
Océ-Finland Oy	Helsinki	Finland
Océ-France S.A.	Noisy-le-Grand	France
Océ Print Logic Technologies S.A.	Créteil	France
Espace Graphic S.A.	Créteil	France
Océ-Hungária Kft.	Budapest	Hungary
Océ-Ireland Limited	Dublin	Ireland
Océ-Italia S.p.A.	Milan	Italy
Océ-Technologies B.V.	Venlo	The Netherlands
Océ-Nederland B.V.	‘s-Hertogenbosch	The Netherlands
Arkwright Europe B.V.	Venlo	The Netherlands
Océ Real Business Solutions B.V.	Venlo	The Netherlands
Océ-Norge A.S.	Oslo	Norway
Océ-Österreich Ges.m.b.H.	Vienna	Austria
Océ-Poland Limited, SP. Z o.o.	Warsaw	Poland
Océ-Lima Mayer S.A.	Lisbon	Portugal
Océ-España S.A.	Barcelona	Spain
Océ-Czech republic s.r.o.	Prague	Czech Republic
Océ (UK) Limited	Loughton	United Kingdom
Practical Print Solutions Ltd.	Reigate	United Kingdom
Océ Svenska AB	Stockholm	Sweden
Océ (Schweiz) A.G.	Glattbrugg	Switzerland

North America
Océ-USA Holding, Inc.	Chicago, Illinois	USA
Océ-USA, Inc.	Chicago, Illinois	USA
Océ Printing Systems USA, Inc.	Boca Raton, Florida	USA
Arkwright Inc.	Fiskeville, Rhode Island	USA
Archer Management Services, Inc.	New York, New York	USA
Océ Groupware Technology, Inc.	Cleveland, Ohio	USA
Océ Display Graphics Systems, Inc.	San Jose, CA	USA
Océ Reprographic Technologies, Inc.	Phoenix, AZ	USA
Océ-Canada, Inc.	Toronto	Canada
Océ-Mexico S.A. de C.V.	Mexico City	Mexico

Asia/Pacific
Océ-Australia Limited	Scoresby	Australia
Océ (Hong Kong China) Ltd.	Hong Kong	China
Océ Office Equipment (Beijing) Co., Ltd.	Beijing	China
Océ Office Equipment (Shanghai) Co., Ltd.	Shanghai	China
Océ-Japan Corporation	Tokyo	Japan
Océ Malaysia Sdn. Bhd.	Petaling Jaya	Malaysia
Océ (Singapore) Pte. Ltd.	Singapore	Singapore
Océ (Taiwan) Ltd.	Taipei	Taiwan
Océ (Thailand) Ltd.	Bangkok	Thailand

Other countries
Océ-Brasil Comércio e Indústria Ltda.	São Paulo	Brasil
Océ Printing Systems (South Africa) (Pty.) Ltd.	Johannesburg	South Africa

Lease companies
Océ-Australia Finance Pty. Ltd.	Scoresby	Australia
Océ-Deutschland Financial Services G.m.b.H.	Mülheim/Ruhr	Germany
Océ-France Financement S.A.	Saint-Cloud	France
Océ-Renting S.A.	Barcelona	Spain
Océ (UK) Finance Limited	Loughton	United Kingdom
Océ-Credit Corporation	Purchase, New York	USA

D.  Property, plants and equipment

Location	Principal Use/ Products Produced	Owned/Leased	Approximate Square Feet/Square meters

The Netherlands:
Venlo	Headquarters	Owned	28,915 sq. mtr.
	Research and Development	Owned	53,000 sq. mtr.
	Manufacturing of Printing Equipment	Owned	84,690 sq. mtr.
	Manufacturing of Supplies	Owned	43,265 sq. mtr.
	Warehouse supplies	Operating lease	19,437 sq. mtr.
	Warehouse spare parts	Owned/Operating lease	14,934 sq. mtr.
Den Bosch	Offices	Owned	10,860 sq. mtr.

Germany:
Mülheim/Ruhr	Offices Warehouse	Owned/ Capitalized lease	10,073 sq. mtr.
Poing	Offices Research, Manufacturing	53% Owned 53% Owned	29,036 sq. mtr. 46,148 sq. mtr.

France:
Noisy le Grand	Offices	Capitalized lease	14,000 sq. mtr.
Créteil	Offices and Research and Development	Owned	6,418 sq. mtr.

England:
Loughton Brentwood	Offices, warehouse Offices	Operating lease till 2004 Operating lease from 2003	212,645 sq. ft. 38,360 sq. ft.

United States of America:
Chicago, IL	Offices Warehouse	Operating lease Operating lease	156,500 sq. ft. 202,000 sq. ft.
Boca Raton. FL	Offices	Operating lease	144,000 sq. ft.
Mount Laurel, NJ	Warehouse	Operating lease	106,000 sq. ft.
Guilford, CT	Manufacturing of Copying Supplies	Owned	110,000 sq. ft.
Fiskeville, RI	Manufacturing of Copying Supplies	Owned	250,000 sq. ft.
Charleston, IL	Manufacturing of Copying Supplies	Owned	100,000 sq. ft.

Each of the properties listed above is owned or leased by the Company free of any material encumbrances.

The leased land and buildings in Poing, Germany, are owned by a joint venture in which the Company holds a 53% interest and has management control (the remaining 47% of the joint venture is owned by Mobaco BV).  The lease has a ten-year term with four years remaining and is for a fixed amount of rent at an annual rate of Euro 6.7 million.

In addition to the principal properties listed above, Océ also owns and leases office and warehouse space throughout the world where necessary to its business.  Certain facilities were subject to capitalized leases, amounting to Euro 11.0 million, Euro 11.6 million and Euro 11.9 million as of November 30, 2002, 2001 and  2000, respectively, and certain facilities were subject to operational leases, amounting to Euro 57.8 million, Euro 50.7 million and Euro 49.3 million as of November 30, 2002, 2001 and 2000, respectively.

Océ believes that its production and other facilities are in good operating condition.  A significant portion  of the Company’s parts and components are manufactured by third party suppliers.  The Company manufactures certain strategic parts internally (namely, drums, photoconductors and toners) and assembles its final machines at its own manufacturing facilities.  The Company’s facilities currently have adequate production capacity to meet its needs in the short and mid-term future.  The Company also believes that it can quickly increase its production capacity in the event that its production capacity needs increase.

Item 5           OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Excerpts from Océ’s Annual Report 2002 are set forth in Exhibit 10, which contains a review of the Company’s operating and financial results and prospects, and is incorporated into this Item 5 by reference.  The following discussion supplements and should be read in conjunction with Océ’s Annual Report 2002 in Exhibit 10. In the event that any portion of Exhibit 10 conflicts with any portion of the discussion contained in this Item 5, the provisions in this Item 5 will prevail.

This discussion and analysis of Océ’s financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with Dutch GAAP.  The Company also reconciles certain portions of our consolidated financial statements in accordance with U.S. GAAP. The differences between Dutch GAAP and U.S. GAAP are explained in Note 25 of our Notes to Consolidated Financial Statements.

This discussion contains forward-looking statements concerning our operations, economic performance and financial condition.  For more detailed information regarding the risks involved in forward-looking statements, see Item 3, “Key Information”.

Significant accounting policies, assumptions, estimates and judgments

When Océ prepares the financial statements, Océ selects certain accounting principles and methods and makes certain assumptions, estimates and judgments relating to our financial condition and disclosure, which require management’s subjective and complex consideration of a variety of matters, including the following:

•	valuing our intangible and other long-lived assets;
•	establishing assumptions as the basis of our revenue recognition policy;
•	calculating the recoverability of our deferred taxes;
•	assessing the magnitude of our pension and other post-retirement benefit liabilities;
•	identifying expenses in connection with restructuring; and
•	determining the sufficiency of our contingent liabilities, including any contingent liabilities that Océ may incur in connection with significant litigation.

The Company bases its assumptions and estimates, and makes its judgments, based on its historical experience, its expectations for the future and various other factors that it believes are reasonable under the circumstances. The Company’s actual results may significantly differ from its assumptions, estimates and judgments and its financial condition could be significantly different if it used different assumptions, estimates and judgments.

The following is a brief discussion of some of the significant assumptions, estimates and judgments that the Company makes which could impact its financial condition and results of operations. For further details on the accounting policies used in this financial report, see the Notes to the Company’s Consolidated Financial Statements.

     Valuing our intangible and tangible long-lived assets

As of November 30, 2001 and 2002, the intangible long-lived assets amounted to Euro 86 million and Euro 288 million and the tangible long-lived assets amounted to Euro 578 million and Euro 578 million, under Dutch GAAP and U.S. GAAP, respectively.  In accounting for long-lived assets, the Company assesses the impairment of the carrying value of our long-lived assets under both Dutch GAAP and U.S. GAAP when factors indicate that the carrying value may not be recoverable.  Factors that indicate potential impairment include, but are not limited to:

•	significant decreases in the market value of the long-lived assets;
•	significant changes in the operating or cash flow losses associated with the use of the long-lived asset;
•	significant changes in the use of the acquired assets or the strategy for our overall business; and
•	significant negative industry or economic trends.

Under Dutch GAAP, the Company measures the impairment of the applicable asset based on a discounted cash flow method employing estimates of future cash flows and a discount rate.

Under U.S. GAAP, the Company is required to apply a two step test.  First, the Company determines whether an impairment exists when the undiscounted future cash flows of the related asset is lower than the carrying value of the related asset.  Then, the Company measures the impairment as the excess of the carrying value over the sum of future discounted cash flows.

Océ’s projections for future cash flows are based on her current estimates of the future growth of our business, and anticipated future economic, regulatory and political conditions.  Océ estimates discount rates to be commensurate with the risk inherent in our current business model.  If Océ estimates change as a result of changes in the business models, printing and document management technology, general economic conditions, the regulatory environment or other reasons, Océ may have to adjust the carrying value of its long-lived assets and recognize additional impairment charges on its long-lived assets.

     Determination of Appropriate Revenue Recognition Treatment

Accounting for leases of machines and other equipment involves making complex provisions and significant judgments.  If a lease is accounted for as an operating lease, the Company records revenue from the rental of the machines over the lease term when such rent payments are made.  If a lease is accounted for as a financing or sales lease, the Company records the revenue from the sale of the machine at the beginning of the lease term and interest income from the financing of the machine over the lease term.

Under Dutch GAAP, classification of leases as financing leases is based on the extent to which risks and rewards incident to ownership of a leased asset are transferred to the lessee. Under U.S. GAAP, at least one of the following criteria is required to be met in order to account for a lease as a financing lease as opposed to an operating lease:

•	ownership transfers by the end of the lease term;
•	the lessee has a bargain purchase option for the machine at the end of the lease term;
•	the lease term is equal to or greater than 75% of the economic life of the machine; or
•	the present value of the minimum lease payments are equal to or greater than 90% of the fair market value of the machine.

Under U.S. GAAP, the economic life of the machine and the fair value of the machine at the beginning and end of the lease term are estimated.  The estimates are based upon our historical experience with economic lives of our equipment products.  In Océ’s experience, the most objective measure of the economic life of a machine is the original contract term because most equipment is returned by lessees at or near the end of the contractual term.  The longest predominant contractual lease term for our principal products is five years and only a small percentage of our leases are for original terms longer than five years.  Accordingly Océ has estimated the economic life of most of its products to be five years.  Océ believes that five years is representative of the period during which a machine is expected to be economically usable, with normal repairs and maintenance, for the purpose for which it was intended at the inception of the lease.  Under Océ’s current product portfolio, generally a non-cancelable lease of 45 months or more would qualify as a financing lease.

At the beginning of a lease term, Océ also estimates the fair market value of the machine and the residual values of machines at the end of the lease term.  Océ estimates the residual values of the machines at the end of the lease term based on our forecasts of supply and demand for similar products, our expected date of retirement of the product, future product launch plans, the term of the lease, customer behavior, re-manufacturing strategies, competition and technological changes.  Because the Company is the developer, manufacturer and servicer of its products, the Company does not believe it has any significant risks to recovery of its recognized residual values.

If Océ’s estimates regarding its products’ economic lives, fair values or residual values are later determined to be inaccurate, Océ may be required to reclassify a financing lease as an operating lease, which would, in turn, require Océ to recognize the related revenue over the lease term, record the underlying equipment in Océ’s consolidated balance sheets and to depreciate the machine over its estimated useful life.

In addition, the Company sells its equipment and services on a stand-alone basis and also enters into bundled arrangements that contain multiple deliverable elements. These multiple element arrangements typically include equipment, services, supplies and financing components for which the customer pays a single defined price for all elements. These arrangements typically also include a variable service component for copy volumes in excess of a stated minimum. When separate prices are listed in these multiple element arrangements with our customers they may not be representative of the fair values of those elements because the prices of the different components of the arrangement may be altered in customer negotiations, although the aggregated consideration may remain the same. Therefore, revenues under these arrangements are allocated based upon estimated fair values of each element. The fair value of each element is estimated based on a review of a number of factors including average selling prices for the elements when they are sold on a stand-alone basis. The average selling prices are based on management’s best estimates of market conditions and competitive pricing considerations. The principal change in estimate relating to such revenue allocations among multiple elements is made with respect to the estimated fair value of those elements and their related margins. The margins of maintenance and interest percentages are based on an arm’s length approach. This is a significant factor considered in our revenue allocations process along with other factors, such as pricing changes and customer discounts, which also affect the overall allocation process.

     Recognition of deferred taxes

As part of the process of preparing the Company’s consolidated financial statements, Océ is required to estimate its income taxes in each of the jurisdictions in which it operates. This process involves estimating our actual current tax exposure in the relevant jurisdictions and assessing temporary differences resulting from differing treatment of balance sheet items, such as leases.  These differences result in deferred tax assets and liabilities, which are included within Océ’s consolidated balance sheet.  Océ must then assess the likelihood that the deferred tax assets will be recovered from future taxable income.  If recovery, in whole or in part, is not likely, Océ does not recognize these assets or Océ only recognizes a portion of these assets, as appropriate.  To the extent the likely recovery of deferred tax assets changes, the Company includes an expense or a gain within the tax charge on our statement of income for the relevant period.

Significant management judgement is required in determining the provision for income taxes, our deferred tax assets and liabilities and the valuation of deferred tax assets.   In the event that actual results differ from these estimates due to future changes in income tax laws or results from final review of our tax returns by taxing authorities, Océ may need to establish an additional valuation allowance which could impact our financial position and results of operations.

Our net deferred tax asset in Euros was as follows:

(In millions)	November 30,

	2001	2002

	Euro	Euro
Deferred tax assets	93.3	96.6
Tax loss carryforwards	23.7	19.8
Valuation allowance	-53.3	- 52.4

Net deferred tax asset	63.7	64.0

     Pensions and post-retirement liabilities

The Company sponsors several defined benefit pension plans for many of its employees.  Under Dutch GAAP the pension expenses in our statement of income relate to the contributions Océ pays mainly to pension funds. In most cases employees also have to pay premiums to these funds.  In accordance with Dutch pension law, Océ is liable for any shortfalls in its Dutch pension funds. In case of shortfalls premiums will be increased for the employer as well as the employee.

Under U.S. GAAP, pensions are accounted for in accordance with SFAS No. 87, “Employers’ Accounting for Pensions”, in which the retirement benefit liability is based on an estimate of future benefit costs during an employee’s approximate service period in accordance with the terms of the relevant retirement plans.

While Dutch GAAP and U.S. GAAP differ in certain respects in regards to accounting for pensions, they both employ key assumptions in determining actuarial valuations.  These assumptions include employee turnover, mortality, retirement ages, discount rates, expected long-term returns on plan assets, and future wage increases, which are usually updated on an annual basis at the beginning of each fiscal year.  The Companyselects discount rates commensurate with current market interest rates on high-quality, fixed-rate corporate bonds.  The expected return on assets is based, in part, on Océ’s current view of the long-term returns on assets held by the plans, which is based on our historical experience and information.  Actual circumstances may vary from these assumptions, giving rise to a different pension liability, which would be reflected as an additional gain or charge in our statements of income.

A portion of our plan assets is invested in equity securities.  The equity markets have experienced volatility, which recently has adversely affected the value of our pension plan assets.  This volatility may make it difficult to estimate the long-term rate of return on plan assets.  Actual results that differ from our assumptions are accumulated and amortized over future periods and therefore generally affect our recognized expense and recorded obligation in such future periods.  Our assumptions are based on actual historical experience and external data regarding compensation and discount rate trends.  While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension obligation and our future expense.

Under U.S. GAAP, changes in the related pension benefit costs may occur in the future due to changes in assumptions.  The key assumptions used in developing our fiscal year 2002 net pension benefit costs were a 5.70% discount rate, a 7.32% expected return on plan assets, wage increases of 3.23% and the rate of benefit increase of 2.59%.  In 2002, our net periodic pension benefit cost (before taxes) was Euro 55.2 million compared to Euro 40.2 million and Euro 43.3 million in 2001 and 2000, respectively.  Our net pension benefit cost and related cash outflow is expected to increase further during 2003, primarily as a result of lower plan assets.

     Restructuring expenses

Under Dutch GAAP, restructuring costs are accrued when constructive obligations exists. Océ recorded restructuring provisions before tax of Euro 2 million and Euro 125 million under Dutch GAAP in 2002 and 2001, respectively, related primarily to the restructuring of our strategic business units by merging our Document Printing Systems and Production Printing Systems segments into our new DDS business unit. Under U.S. GAAP restructuring costs are accrued when management approves and commits to a firm plan and communicates the plan to the affected employees. Therefore certain costs accrued under Dutch GAAP are expensed as incurred under U.S. GAAP. Under U.S. GAAP the Company recorded a restructuring provision of Euro 44 million in 2002 and in 2001 of Euro 40 million.  The recording of restructuring provisions reflects many estimates, including those pertaining to personnel separation costs, consolidation of excess facilities, contract settlements, and tangible asset impairments.  In making estimates, the Company used the most recent information available.  As we continues to evaluate the business, there may be supplemental charges for new restructuring initiatives as well as changes in estimates to amounts previously recorded as payments are made or actions are completed.

     Contingencies

Our determination of the treatment of contingent liabilities in our consolidated financial statements is based on our view of the expected outcome of the applicable contingency.  We consult with legal counsel on matters related to litigation and other experts both within and outside our group with respect to matters in the ordinary course of business. We accrue a liability if an adverse outcome is probable and the amount can be estimated . If either the likelihood of an adverse outcome is only reasonably possible or an estimate is not determinable, we disclose any matter that we believe is material in a note to the financial statements. Actual results may differ from our estimated results and could have an adverse impact on our financial condition and results of operations

Recent accounting pronouncements

     Dutch GAAP

The Dutch Council for Annual Reporting issued RJ 160, “Post-Balance Sheet Events”, which requires that the appropriation of results for the year be recorded as a dividend upon shareholder approval and not upon declaration by management.  RJ 160 will become effective for the Company beginning December 1, 2003, and has no impact on the Company’s income statement, but will increase shareholder’s equity.

The Dutch Council for Annual Reporting issued RJ 270, “Profit and Loss Account”, which provides additional guidance on the recognition of revenue.  RJ 270 additionally restricts which gains and losses may be classified as extraordinary within the statement of income.  RJ 270 is effective for the Company beginning December 1, 2003, and is not expected to have a material impact on the Company’s financial results.

     U.S. GAAP

For business combinations initiated after June 30, 2001, the Company is required to apply certain provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”.  SFAS No. 142 will become fully effective for the Company on December 1, 2003.  This standard requires, among other things, the discontinuance of amortization of goodwill and other intangibles with an indefinite useful life.  In addition, SFAS No. 142 requires a company to reassess the useful lives of existing recognized intangibles, to reclassify certain intangibles out of previously reported goodwill and to test for impairment in existing goodwill and other intangibles on an annual basis.

Under SFAS 142, we will be required to assess the value of our intangible assets under a two-part evaluation:

First, we will be required to compare the fair value of each reporting unit to its carrying value, including its goodwill.  If a unit’s fair value exceeds it carrying value, no further work is performed and no impairment charge is necessary.  For each reporting unit where the carrying value, including goodwill, exceeds the unit’s fair value, we will be required to proceed to the second part of the evaluation.

Second, we will allocate the fair value of the reporting unit to its identifiable tangible and intangible assets (other than goodwill) and liabilities to determine the implied fair value of the reporting unit’s goodwill.  We will then compare the implied fair value of the reporting unit’s goodwill with the carrying amount of the reporting unit’s goodwill.  If the carrying amount the reporting unit’s goodwill is greater than the implied fair value of its goodwill, we will be required to incur an impairment loss for the amount of the excess.

Intangible assets with finite useful lives will continue to be amortized over their useful lives.

We intend to complete the initial review of the impairment of our goodwill during the first six months of fiscal year 2003.

Under U.S. GAAP we have acquired Euro 411 million of goodwill, of which a total of Euro 123 million has been amortized as of November 30, 2002, and of which Euro 8 million was amortized in 2002.   When SFAS 142 becomes effective, we will stop amortizing this goodwill and will be required to measure this goodwill for impairment on an annual basis as described above.

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, “Accounting for Obligations Associated with the Retirement of Long-Lived Assets”, which became effective for Océ on December 1, 2002. SFAS No. 143 requires, among other things, that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made and Océ has a legal obligation to do so. A legal obligation can result from (i) a government action, such as a law or ordinance, (ii) an agreement between entities, such as a written or oral contract, or (iii) a promise conveyed to a third party that imposes a reasonable expectation of performance upon the promisor under the doctrine of promissory estoppel.

The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The asset retirement cost is subsequently allocated to expense over the useful life of the related long-lived asset. We are currently assessing the impact of the adoption of this statement on our financial position, results of operations and cash flows.

In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS No. 144 addresses significant issues relating to the implementation of SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of”, and develops a single accounting method under which long-lived assets that are to be disposed of by sale are measured at the lower of book value or fair value less cost to sell. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and its provisions are to be applied prospectively. We are currently assessing the impact of SFAS No. 144 on our financial position and results of operations.

In June 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS 146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at its fair value in the period in which the liability is incurred.  Previously a liability for an exit cost was required to be recognized at the date of an entity’s commitment to an exit plan, however this does not, by itself, create a present obligation to others that meets the definition of a liability.  SFAS 146 applies to any exit or disposal activities of the Company that are initiated after December 31, 2002. We are currently assessing the impact of the adoption of this statement on our financial position, results of operations and cash flows.

In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a reconciliation of changes in the entity’s product warranty liabilities.  The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The disclosure requirements of FIN 45 will be effective for Océ’s consolidated financial statements for 2003. We are currently assessing the impact of the adoption of this interpretation on our financial position, results of operations and cash flows.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.”  FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The disclosure requirements of FIN 46 will be effective for Océ’s consolidated financial statements for 2003, regardless of the date on which the variable interest entity was created. We are currently assessing the impact of the adoption of this interpretation on our financial position, results of operations and cash flows.

In November 2002, the Emerging Issues Task Force reached a consensus on Issue No. 00-21 (“EITF 00-21”), “Revenue Arrangements with Multiple Deliverables”.  EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. EITF 00-21 will be effective for interim periods beginning after June 15, 2003. We are currently assessing the impact of the adoption of this issue on our financial position, results of operations and cash flows.

     International Financial Reporting Standards

The European Union has passed a regulation that requires certain European companies to comply with International Financial Reporting Standards (“IFRS”) for accounting periods starting on or after January 1, 2005.  Under this regulation, Océ is required to comply with IFRS beginning December 1, 2005.  Dutch GAAP varies in certain respects with IFRS.  The International Accounting Standards Board is expected to issue new accounting pronouncements before December 1, 2005, which may give rise to additional differences between IFRS and Dutch GAAP.  Océ is in the process of evaluating the transition of its financial reporting and operations to comply with IFRS.

A.  Operating Results

The following information provides an analysis of our total revenue, gross margin, operating income and net income for each of the three most recently completed fiscal years.

     Revenues

Changes in the Company’s revenues primarily result from three factors: organic growth, growth through acquisitions and the effect of foreign currency exchange rates.

Total revenues in 2002, 2001 and 2000 were Euro 3,176 million, Euro 3,234 million and Euro 3,224 million, respectively.  Total revenues in 2002 were 1.8% lower than in 2001.  Decreases in net revenues from 2001 to 2002 were primarily attributable to an organic decrease in revenues of 3.1%, because of a downturn in the economy and the corresponding reluctance of customers to purchase new machines and a decrease of 2.1% caused by the negative effects from foreign exchanges rates.  These decreases were offset, in part, by an increase of 3.4% of revenues resulting from acquisitions.  Total revenue in 2001 increased by 0.3% from 2000.  Although organic revenues from sales decreased by 1.3% in 2001, this decrease was offset by a 1.2% increase caused by the positive effects from foreign exchange rates and by 0.4% by revenues from acquisitions.

Revenues from sales in 2002 amounted to Euro 1,792 million, Euro 1,836 million and Euro 1,893 million in 2002, 2001 and 2000, respectively, and revenues from sales decreased by 2.4% from 2001 to 2002, compared to a 3.0% decrease from 2000 to 2001.  Earnings from rentals and service was Euro 1,267 million, Euro 1,272 million and Euro 1,216 million in 2002, 2001 and 2000, respectively, and revenues from rentals and services decreased by 0.4% from 2001 to 2002, compared to a 4.6% increase from 2000 to 2001.  Interest income from financial leases was Euro 117 million, Euro 125 million and Euro 115 million in 2002, 2001 and 2000, respectively. Interest income from financial leases decreased by 6.9% from 2001 to 2002, compared to a 8.3% increase from 2000 to 2001.

Revenues of the DDS business unit were Euro 2,155 million, Euro 2,212 million and Euro 2,186 million in 2002, 2001 and 2000, respectively, and revenues of the DDS business unit decreased by 2.6% (on an organic basis) from 2001 to 2002, compared to a 1.3% increase from 2000 to 2001. Sales of machines in the DDS business unit decreased by 18% from 2001 to 2002, which was primarily attributable to the downturn in the economic cycle and the postponement of investment decisions by customers and the decision by the Company to phase out sales of certain of its low- to mid-volume machines in this unit.

Revenues of the WFPS business unit were Euro 1,021, Euro 1,022 million and Euro 1,038 million in 2002, 2001 and 2000, respectively.  The revenue of the WFPS business unit decreased by 0.1% from 2001 to 2002 , compared to a 1.6% decrease from 2000 to 2001.  If the effects of acquisitions and exchange rate are excluded, organic revenues of the WFPS business unit were 5.2% lower in 2002 compared to 2001, which is primarily attributable to the downturn in the economic cycle and the postponement of investment decisions by customers.

The decrease in the revenue from the sales of machines of both the WFPS and DDS business units was offset in part by an increase of revenue in the Facility Services group from the sales of service and software.  Facility Services contributed 13% of the total revenues in 2002 compared to 11% in 2001 and 9% in 2000.  Revenues of the Facility Services group increased by 17% from 2001 to 2002, compared to 25% from 2000 to 2001, which occurred both in the United States and in Europe.

     Gross Margin

Gross margin in 2002, 2001 and in 2000 was Euro 1,328 million, Euro 1,317 million and Euro 1,349 million, respectively, and represents an equivalent of 41.8%, 40.7% and 41.8% of the Company’s total revenues in 2002, 2001 and 2000. Gross margin in 2002 increased by 0.9% from 2001, compared to a decrease of 2.4% from 2000 to 2001. The increase in gross margin from 2001 to 2002 was attributable to the effects of the Company’s foreign currency hedging.  In addition, the effect of capacity under-utilization as a result of lower machine sales was offset by lower costs and the phasing out of poorly performing activities.

     Research & Development

Investments in research and development were Euro 215 million, Euro 203 million and Euro 199 million in 2002, 2001 and 2000, respectively, which represents 6.8%, 6.3% and 6.2% of the Company’s total revenues in  2002, 2001 and 2000, respectively.  In 2002 a repayment liability of Euro 3 million in respect of a governmental development credit was added to the research and development expenditure for the color printer that was launched in 2001.  The Company may have additional repayment liabilities in future years depending on the future revenues of its color printer.  For a further discussion of these governmental credits, please see Note 0 and 13 to the Consolidated Financial Statements.

     General administrative and selling expenses

The Company’s general administrative and selling expenses were Euro 890 million, Euro 893 million and Euro 877 million in 2002, 2001 and 2000, respectively, and general administrative and selling expenses (based on a percentage of the Company’s revenues) decreased by 0.4% from 2001 to 2002, compared to a 1.8% increase from 2000 to 2001.  These expenses decreased by 3% (on a organic basis) from 2001 to 2002 because of the Company’s imposition of tight cost controls.

     Operating Income

Operating income in 2002, 2001 and 2000 was Euro 226 million, Euro 225 million and Euro 282 million, respectively, and represents an equivalent of 7.1%, 7.0% and 8.8% of the Company’s total revenues in 2002, 2001 and 2000, respectively.  Operating income in 2002 increased by 0.6% from 2001, compared to a decrease in 2001 of 20.4% from 2000.

     Financial expense (net)

The Company’s financial expense (net) was Euro 54 million in 2002, Euro 69 million in 2001 and Euro 61 million in 2000.  The decrease in financial expense (net) from 2001 to 2002 was caused by a reduction in the outstanding amount of the Company’s loans and lower interest rates.  The average weighted interest bearing capital was Euro 992 million in 2002 (with an average interest rate of 5.25%), Euro 1,180 million in 2001 (with an average interest rate of 5.65%), and Euro 1,184 million in 2000 (with an average interest rate of 5.30%).

     Income taxes

The Company’s effective tax rate was 33.4% in 2002, 31.1% in 2001 and 30.3% in 2000.  A further increase in the Company’s effective tax rate is expected in the coming years because the likely recovery of deferred tax assets decreases, which we expense or gain within the tax charge on our statement of income for the relevant period.

     Net Income

Net income was Euro 113 million, Euro 10 million and Euro 152 million in 2002, 2001 and 2000, respectively.  Net income increased 7.1% from 2001 to 2002 and decreased 30.8% from 2000 to 2001 (before taking into account a charge of Euro 95 million in 2001 for exceptional items).  On a per ordinary share basis net income in 2002 increased 8.8% from 2001 to Euro 1.30 per share compared to Euro 1.19 per share before exceptional items in 2001.  Net income per share in 2000 was Euro 1.76.

     Breakdown of commercial and financial activities

The Company’s revenues are derived from two principal activities: commercial activities (revenue derived from selling machines, software and services) and financial activities (revenue derived from interest from financial leases with customers leasing machines).  In assessing the financial position of the Company as a whole, a distinction must be made between these two types of activities.

The revenue from financial activities is derived from the interest from financial leases.  The costs of financial activities comprise the costs of financing the lease portfolio and the administrative and selling expenses.  Where the financial activities are financed from interest-bearing capital, it has been assumed that this has been done fully on a fixed-interest basis.  The costs of financing are then allocated on the basis of the average amount of fixed interest-bearing capital.  For the administrative and selling expenses, including provisions for doubtful, accounts a cost level has been applied which corresponds to that of external captive lease companies with similar activities, which publish annual accounts.  For the financing of the financial activities our policy is to maintain a ratio of 0.15 between the equity and the balance sheet total.  This ratio is a standard used by captive companies in the financial services industry which publish their own annual accounts.  The remaining part of the equity is allocated to the commercial activities.

The following table sets forth a breakdown of the revenue in Euros from commercial activities compared to revenue from financial activities:

		2000	2001	2002

(In millions)		Euro	Euro	Euro
Revenue	Commercial	3,109	3,109	3,059
	Financial	115	125	117

	Total	3,224	3,234	3,176

Operating income (EBIT)	Commercial	200	135	142
	Financial	82	90	84

	Total	282	225	226

Net income	Commercial	128	79	86
	Financial	24	26	27

	Total	152	105	113

Cash flow before financing activities	Commercial	38	137	236
	Financial	-57	36	102

	Total	-19	173	338

     Impact of Foreign Currency Fluctuations

As a global business, foreign currency fluctuations can have a positive or negative effect on the Company’s financial results.  Océ attempts to offset the effects of foreign exchange rate fluctuations in the long term relating to the sales of its machines by incurring expenses and buying components of the machines and related supplies, where possible, in the same currency in which the revenues from the sales of the machines are achieved (“matching principle”) and by raising the local added value content.  In addition, Océ attempts to offset the effects of foreign exchange rate fluctuations relating to the sales of its services by incurring payroll expenses of the technicians providing the services in the same currency in which the service revenues are achieved.  Finally, the Company also attempts to offset the short-term consequences of foreign exchange fluctuations through an active currency management policy.  The Company’s current policy is to hedge on a rolling twelve month basis up to 80% of its anticipated foreign currency intercompany transactions (principally, in the U.S. Dollar, the Japanese Yen and the Pound Sterling).  For this purpose, the Company uses a number of financial instruments, particularly forward foreign exchange contracts, which are listed in Note 22 to the Consolidated Financial Statements and further described in Item 11, “Quantitative and Qualitative Disclosures about Market Risk”.

     Governmental Policies

With the exception of import and export controls and regulations imposed by the various countries in which the Company conducts its business, the Company’s business is not highly regulated by any governmental authority.  The Company does not know of any economic, fiscal, monetary or political policy of the government of The Netherlands that will materially adversely affect, directly of indirectly, it or investments in its stock by U.S. nationals.

B.  Liquidity and Capital Resources

We currently expect to fund operations and capital expenditures from a combination of cash flows from operations, available cash balances, financing arrangements, and sales of our financing lease portfolio.

We generated Euro 446.3 million in cash from operating activities in 2002 and our cash and cash equivalents balance as of November 30, 2002 was Euro 37.4 million.

At November 30, 2002, we have available to us, Euro 961 million of unused credit facilities in the form of multi-year stand-by credit contracts.  These lines of credit expire over the next 3 to 5 years.  None of the documents related to these credit facilities contains any requirements that would accelerate the maturity of our debt.

In 2002, Océ entered into the following arrangements to reduce its finance lease receivable balance:

•	a private label partnership agreement with Telia Finans AB to outsource its financing lease portfolio in Scandinavia;
•	a framework agreement with De Lage Landen International B.V. to outsource its financing lease portfolio in the UK; and
•	a securitization program with Bank of America to sell certain of its existing financial lease assets and related residual values in the United States.

Under the outsourcing  agreements, De Lage Landen and Telia Finans will provide the financing related to the sales of the equipment and handle the billing and collections for our customers’ financed equipment orders.  We intend to transfer leases with an aggregate value of approximately Euro 400 million to third parties under various private label-financing agreements by the end of 2003.  The transfer will be gradual and based on a country by country analysis. At the conclusion of the transfer at the end of 2004, we expect that the assets on our balance sheet will be substantially reduced and that interest income, interest expenses and the other costs relating to the financial leasing business will largely be eliminated.

Cash flows provided by operating activities were Euro 446.3 million for 2002 compared to Euro 348.5 million for 2001 and Euro 39.2 million for 2000. The increase in cash flows from operating activities in 2002 resulted from higher earnings after adjusting for non-cash items such as depreciation, amortization and the non-cash portion of restructuring charges and due to the improvement of working capital management as a result of lower accounts receivable and inventory levels.

Cash flows used in investing activities were Euro 108.6 million for 2002 compared to Euro 174.9 million for 2001 and Euro 57.9 million for 2000.  The decrease in cash flows used in investing activities is mainly related to the proceeds from the sale of lease portfolio for Euro 71 million in 2002.  Net capital expenditures were Euro 120.6 million for 2002 compared to Euro 121.6 million for 2001 and Euro 64.7 million for 2000.  Capital expenditures increased in 2001 over 2000 due primarily to costs incurred to develop an enterprise resource platform for Euro 15.2 million and purchases of production machines for Euro 17.0 million combined with less proceeds from asset disposals of Euro 25.7 million in 2002.

In 2002, the Company acquired certain assets of the Gretag Professional Imaging Division and all of the outstanding capital stock of GE Mexico, S.A. for a combined purchase price of Euro 55.0 million, net of cash acquired.  During 2001, the Company acquired all of the outstanding stock of Espace Graphic S.A. in France and Practical Print Solutions, Ltd. in the United Kingdom for a combined purchase price of Euro 30.9 million, net of cash acquired.  In 2000, the Company made various acquisitions including all of the outstanding stock of CGK Computer Gesellschaft Konstanz G.m.b.H. in Germany (now known as Océ Document Technologies G.m.b.H.) for a combined purchase price of Euro -7.7 million, net of cash acquired.

Aggregate cash flows used in financing activities were Euro 355.8 million, Euro 147.6 million and Euro 8.9 million for 2002, 2001 and 2000 respectively.  Our net debt position, which is comprised of borrowings under bank lines of credit, short-term borrowings, and current and long-term portions of debt, decreased Euro 298.0 million during 2002 due to the repayment of short-term borrowings.  Our net debt position decreased Euro 69.5 million during 2001.  During 2002 we replaced more-expensive Euro-denominated debt with less-expensive U.S. dollar-denominated debt.  The weighted-average interest for 2002 of 5.25% decreased from 5.65% in financial year 2001 (2000: 5.30%).

We paid dividends of Euro 52.3 million during 2002 compared to Euro 52.9 during 2001 and Euro 19.1 during 2000.

We repurchased our ordinary shares to cover obligations under stock option plans.  In 2002 we repurchased 619,102 shares were repurchased for an aggregate price of Euro 6.0 million.  In 2001, 2,000,000 shares were repurchased for an aggregate price of Euro 24.1 million, and during 2000 a nominal amount of shares were repurchased.  As of November 30, 2002, we hold 3,768,942 ordinary shares in treasury, and we have no current intention of selling those shares.

As of November 30, 2002, we had the following contractual obligations.

	Payments Due by Period

In thousands	Total	Less than 1 year	1-3 years	4 - 5 years	After 5 years

Long-Term Debt Obligations	811,338	57,094	364,260	382,003	7,981
Capital Lease Obligations	2,314	—	2,314	—	—
Operating Leases Obligations	357,015	89,810	111,653	58,386	97,166

Total Liabilities	1,170,667	146,904	478,227	440,389	105,147

In the ordinary course of business, the Company holds future commitments for purchase contracts and purchasing property, plant and equipment which are not material. The Company has commitments of Euro 5.5 million and Euro 10.1 million as of November 30, 2002 and 2001, respectively, to repurchase machines upon their return.  The estimated market value is higher than the repurchase commitment.

C.  Research and Development

Research and development are critical to the success of the Company. The Company employed 1,945 people in six countries during 2002 to engage in research and development activities (compared to 1,840 and 1,863 employees at the end of 2001 and 2000, respectively).

Océ’s strategy is to develop machines which are more user-friendly, reliable and productive than competing products.  In its search for alternative solutions over the years Océ has developed various innovative technologies of its own.  These technologies were leading-edge and have helped considerably to enhance the distinctive characteristics of Océ products.  The Copy-Press printing technique, the Direct Imaging Process drum, the Organic Photoconductor and image processing are typical examples of technologies developed by Océ’s research and development teams.

The most important developments at the present time are taking place in the area of printing technology (color and black and white) and software development.  These developments, in turn, require further refinements of  the functionalities of Océ machines, both new machines and older machines already installed in the market.  In 2002, spot color for very high volume machines (continuous feed), which work on the basis of electrophotography, was successfully introduced into the market.  This is a color that is used to support the basic color.  In the cutsheet segment Océ introduced the Océ CPS700, and Océ is developing a family of products based on this machine with the aim to achieve further improvements in productivity, quality and a lower cost of ownership and link with the customer’s internal processes.

Océ believes software development is essential to the success of its business in the future to make the link between the customer’s work process and the Océ printers.  In the area of software development Océ has rapidly implemented a number of modifications to ensure that all components of its products connect and work well with each other, particularly within the PRISMA system, the Océ architecture for a closely related group of software programs for document and output management.

Over the past five years, the Company has spent from 5.6% in 1998 to 6.8% in 2002 of its total revenues on research and development.  The following table sets forth the aggregate amounts spent in research and development over the past five years:

Years ended November 30,	R&D expenditure (in million Euro’s)	Percent of Revenues

1998	155.2	5.6
1999	166.6	5.9
2000	198.9	6.2
2001	203.3	6.3
2002	214.6	6.8

Research and development expenditures do not include substantial additional costs relating to the participation of non-research and development personnel in research and development projects. In addition, research and development expenditures are net of (a) development credits advanced under a program of The Netherlands government which are not repaid or charged to income until and unless the project for which the advance is made is commercially successful and (b) direct grants provided by the government of The Netherlands which are not required to be repaid.  The development credits and grants (net of provisions for repayment of prior development credits) were, in balance, Euro 1.8 million in 2002, Euro 3.7 million in 2001, Euro 8.8 million in 2000, Euro 7.7 million in 1999 and Euro 14.9 million in 1998.  See “Development credits and subsidies” in Notes 0 and 13 to Consolidated Financial Statements.

D.  Trends

The Company’s results in 2002 were strongly affected by the global slowdown in economic growth.  This resulted in a postponement of investment decisions by its customers and decreased sales.  The development of the economy remains uncertain, and  there are no current indications that any significant improvement will occur over the short term.  In view of this uncertainty and given the prevailing market conditions, the Company cannot give a forecast for 2003.  In addition, the relative weakness of the U.S. dollar and an increase in the Company’s obligation to fund pension premiums may tend to depress the Company’s results for 2003.

As discussed in Item 4 “Information on the Company”, the Company initiated a restructuring of its operations to merge Document Printing Systems and Production Printing Systems into the Digital Document Systems unit.  In addition, as discussed in Item 4, Océ determined in 2001 to outsource its financing of leasing activities, and Océ intends that the outsourcing process will be largely completed at the end of 2004.  As a result, the revenue from these financial leasing activities will be reduced in 2003 and in 2004 and largely eliminated thereafter and the assets on the Company’s balance sheet will be substantially reduced.  The transfer of the lease activities will likely have the effect of decreasing the net result and earnings per share.  Although the Company anticipates that this effect will be offset by making effective use of the funds that are released and revenues generated from sales of its machines through third party financing, there is no guarantee that the Company’s future investments with these funds will be successful.

The Company believes that its new market-focused organization structure, backed by the launch of several major new products, will have a positive effect on Océ’s competitive strength and will put Océ in the best possible position to seize the opportunities that arise when the economy becomes stronger.

Item 6           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management

Under Dutch law and the Company’s Articles of Association, the Company is managed by a Board of Executive Directors, all of whom are employees of the Company, whose activities are generally supervised by a Board of Supervisory Directors, none of whom are employees of the Company.

Set forth below is information as of January 30, 2003 concerning the Supervisory Directors, Executive Directors and senior managers of the Company.  See “Share Ownership” below for a description of the arrangements pursuant to which members have been elected to the Supervisory Board and the Executive Board.

     Board of Supervisory Directors as at January 30, 2003

J.L. Brentjens (Born: 1940)	Post(s) held: former Chairman of the Board of Directors of VNU N.V.
Chairman	Nationality: Dutch. Appointed: 2001. Current term of office until 2005.
Maximum period of office until 2011 (age limit).

Supervisory directorships: Chairman of the Supervisory Board of Heijmans N.V. and ArboNed N.V., Vice-chairman of the  Supervisory Board of Roto Smeets De Boer N.V., and also member of the Supervisory Boards of VNU N.V., Fortis OBAM N.V. and Holdingmaatschappij P. Bakker Hillegom B.V.

Other Posts: Vice-chairman of Van Leer Group Foundation, Chairman of the Board of the Nijmegen Catholic University Foundation and board member of several foundations.

M. Ververs (Born: 1933)	Post(s) held: former Chairman of the Board of Directors of Wolters Kluwer N.V.
Vice-Chairman	Nationality: Dutch. Appointed: 1995. Current term of office until 2003.
Maximum period of office until 2003 (age limit).
Supervisory directorships: Chairman of the Supervisory Board of Getronics N.V., Vice-chairman of the Supervisory Board of ING Groep N.V. and member of the Supervisory Board of CSM N.V. and Laurus N.V.
Other posts: Chairman of the Board of Trustees of Isala Clinics, Zwolle.

L.J.M. Berndsen (Born: 1942)	Post(s) held: former Chairman of the Board of Directors of Koninklijke Nedlloyd N.V. and Co-Chairman of P&O Nedlloyd Container Line Ltd.
Nationality: Dutch. Appointed: 1996. Current term of office until 2004.
Maximum period of office until 2008 (12-year period).

Supervisory directorships: Chairman of the Supervisory Board of Corus Nederland B.V. and member of the Supervisory Boards of TBI Holdings B.V., Koninklijke Nedlloyd N.V., Rabobank N.V. and Netherlands State Lottery Management Foundation.

P. Bouw (Born: 1941)	Post(s) held: former Chairman of Koninklijke Luchtvaart Maatschappij N.V. (KLM).
Nationality: Dutch. Appointed: 1998. Current term of office until 2006.
Maximum period of office until 2010 (12-year period).
Supervisory directorships: Chairman of the Supervisory Board of CSM N.V. and Swiss International Airlines A.G. (Switzerland) and member of the Supervisory

Boards of Koninklijke Vopak N.V., Getronics N.V., NUON N.V., and De Nederlandse Bank N.V. Other posts: part-time professor in Business Administration at Twente University, member of the Board of Trustees of Amsterdam Free Reformed University, Chairman of the Banking Counsil and Chairman of the Board of Trustees of KNVB Professional Football Association.
J.V.H. Pennings (Born: 1934)	Post(s) held: former Chairman of the Board of Executive Directors of Océ N.V.
Nationality: Dutch. Appointed: 1998. Current term of office until 2005.
Maximum period of office until 2005 (age limit).

Supervisory Directorships: Chairman of the Supervisory Board of Koninklijke Grolsch N.V., Koninklijke Ahrend N.V., Essent N.V. and N.V. Industriebank Liof, vice-chairman of the Supervisory Board of Wolters Kluwer N.V. and member of the Supervisory Boards of Heijmans N.V. and Berenschot Beheer.

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

Supervisory Directors serve until their resignation, death or removal by shareholders and with a maximum period in office of twelve years.  Under the terms of Océ’s Articles of Association, a Supervisory Director who reaches the age of 70 must resign from the Board of Supervisory Directors.  At each annual general meeting of shareholders the term of at least one Supervisory Director expires.  A Supervisory Director who has not reached the age of 70 may be immediately reappointed.  Vacancies which exist in the Board of Supervisory Directors are filled by shareholders, generally at the first annual general meeting of shareholders held after the vacancy occurs or is created.  The holders of Priority Shares make binding nominations for all vacancies in the Supervisory Board, and the shareholders of the Company have the right to approve or reject the nominations. Except on the proposal of the holder of Priority Shares, no Supervisory Director can be removed without a vote of two-thirds of the votes cast which vote must consist of not less than a majority of all votes shareholders are entitled to cast.

M. Ververs retired as a member of the Board of Supervisory Directors effective March 12, 2003, in accordance with the age limitations included in Océ’s Articles of Association.  The holders of the Priority Shares have nominated Mr. A. Baan to serve on the Supervisory Board as the successor to Mr. Ververs, and Mr. Baan was appointed at the Company’s annual general meeting of shareholders, held on March 12, 2003.

     Board of Executive Directors as at January 30, 2003

R.L. van Iperen (Born: 1953)	Post(s) held: Chairman, Board of Executive Directors.
Nationality: Dutch. Appointed: as member of the Board of Executive Directors in May 1995 and as Chairman of the Board of Executive Directors in September 1999.
Functional Responsibilities: Strategy, Corporate Personnel and Organization, Research & Development, Secretariat of the Company and Legal Affairs, Corporate Communications.
Geographical Responsibilities: The Netherlands, United States (Chairman), Germany, Belgium and Japan.

J. van den Belt (Born: 1946)	Post(s) held: Member Board of Executive Directors.
Nationality: Dutch. Appointed: March 2001.
Functional Responsibilities: Finance and administration, Tax, Internal Audit, Corporate Information Department, Investor Relations and lease activities.
Geographical Responsibilities: France, Spain and Portugal.

J.F. Dix (Born: 1946)	Post(s) held: Member Board of Executive Directors.
Nationality: Dutch. Appointed: May 1998.
Functional Responsibilities: Direct Export, Emerging Markets, Marketing Communications, strategic business unit Digital Document Systems (ad interim).
Geographical Responsibilities: United Kingdom, Scandinavia, Switzerland, Italy, Austria, Australia, Eastern Europe, Far East and Brazil.

Executive Directors serve until their resignation (normally at age 62), death or removal by shareholders. Except on the proposal of the holder of Priority Shares, no Executive Director can be removed without a vote of two-thirds of the votes cast which vote must consist of not less than a majority of all votes shareholders are entitled to cast.  Subject to being overruled by a shareholders vote, the holders of Priority Shares may make binding nominations for all vacancies in the Executive Board.

The number of members serving on the Board of Executive Directors is established under Océ’s Articles of Association by the holders of the Priority Shares.  Currently, the holders of the Priority Shares have established that the Board of Executive Directors will consist of four members.  Giovanni B. Pelizzari served as the fourth member of the Executive Board during 2002.  Mr. Pelizzari resigned from service effective December 1, 2002.  Mr. Ronald E. Daly has been nominated to fill the vacancy created by Mr. Pelizzari’s resignation.  Mr. Daly’s appointment was approved by the shareholders at the annual general meeting of shareholders held on March 12, 2003.  Mr. Daly also serves as the Chief Executive Officer of Océ-USA Holding, Inc. and previously held a variety of management positions with RR Donnelly & Sons Company.

None of the members of the Executive Board, perform any principal business activities outside the Company.  There are no family relationships between any of the members of the Executive Board and any of the members of the Supervisory Board.

Senior Managers as at January 30, 2003

In addition to the Executive Directors, the following members of the Company’s senior management team assist the Executive Board manage the Company:

Name	Position	Served in Such Capacity Since:

M.J.A. Frequin	Director of WFPS	2001
W.H.M. Orbons	Director of Research and Development for Wide Format Systems and Cutsheet Systems	2000
P. Feldweg	Director of Research and Development of Continuous Feed Systems	2002
M. Pracchi	Director of Research and Development of Software	2002
N.J. Koole	Director of Manufacturing and Logistics	1997
H.J. Huiberts	Secretary of the Company and Director of Legal Affairs	2001
P.H.G.M. Creemers	Director of Corporate Personnel and Organization	1998
C.F. Lindenhovius	Director of Finance and Administration	1995
P. Hagedoorn	Director of Information Technology	2003

Except as described below under “Share Ownership” there is no arrangement or understanding with major shareholders, customers or others, pursuant to which any senior manager became a member of senior management.

The members of the Board of Executive Directors and the senior managers are employed pursuant to service contracts.  None of the service contracts require the Company to pay benefits on termination of an Executive Director’s or senior manager’s employment with the Company.  Such contracts, however, provide that the Company will indemnify an Executive Director and a senior manager upon termination in accordance with general Dutch practice.  None of the members of the Supervisory Board have service contracts with the Company.

B.  Compensation

In 2002, the Company paid Euro 205,903, in the aggregate, as compensation to the members of the Board of Supervisory Directors in exchange for their service on the Board of Supervisory Directors.  The following table sets forth in Euros the amount of compensation paid and benefits granted to the members of the Board of Executive Directors in 2002.

	Base Salary	Performance Related Pay**	Total	Pension Contributions***

R.L. van Iperen	503,027	124,615	627,642	163,980
J. van den Belt	323,425	95,511	418,936	48,488
J.F. Dix	361,628	95,511	457,139	451,892
G.B. Pelizzari*	361,734	95,511	457,245	588,086

*	As noted above, Mr. Pelizzari resigned as a member of the Board of Executive Directors effective December 1, 2002.
**	Performance related pay includes a bonus paid in 2002 based primarily on the performance of the Company in 2001 and was calculated on the basis of a percentage of the member’s salary.
***	The Company contributes certain amounts to its pension plans on behalf of the members of the Board of Executive Directors.

The following table sets forth in Euros at November 30, 2002 the accrued pension entitlements payable to the members of the Board of Executive Directors and the pension amounts that would be paid to them annually on the basis of their years of service:

	Age	Final Pension Age	Increase in Accrued Entitlements in 2002	Accrued Pension Rights

R.L. van Iperen	49	60	21,441	190,069
J. van den Belt	56	62	20,815	26,923
J.F. Dix	56	62	40,439	173,094
G.B. Pelizzari	60	62	41,289	200,338

In 2002, the Company paid Euro 2,572,025 in the aggregate, as compensation to its senior managers in exchange for their service to the Company.

C.  Board practices

The information required in Item 6.C.1 and 2 of this report relating to the Supervisory Directors and the Executive Directors is included in the discussions in Item 6.A. and B, above.

The relationship between the Supervisory and the Executive Board of the Company is determined by the Articles of Association of the Company and Dutch law and further discussed in Item 10, “Additional Information. “

The Supervisory Board has established a remuneration committee and, in October 2002, an audit committee.

As of January 30, 2003 the remuneration committee consists of J.L. Brentjens (as Chairman) and M. Ververs.  The purpose of the remuneration committee is to advise on the compensation paid to the Executive Directors and the senior management team and to consider certain issues relating to employee stock options.  The remuneration committee is required to meet when appropriate.

In October 2002, the Board of Supervisory Directors adopted an audit charter to establish an audit committee.  The purpose of the audit committee is to assist the Supervisory Board in fulfilling its oversight responsibilities by monitoring the Company’s financial reporting process, systems of internal controls and financial risk management policies; monitoring the independence and performance of the Company’s registered public accounting firm employed to review the Company’s books; providing an avenue of communication among the independent auditors, the Company’s internal audit department and the Board of Executive Directors and providing an avenue of communication for employees of the Company or others who have concerns regarding the Company’s financial reporting, internal controls, auditing matters and ethical matters.  As of January 30, 2003 the audit committee consists of three members:  L.J.M. Berndsen (Chairman), P. Bouw and F.J. de Wit.

Each member of the audit committee is independent and free of any relationship to the Company (other than as a member of the Board of Supervisory Directors) and is financially literate and able to read and understand fundamental financial statements, including a balance sheet, income statement and cash flow statement.  In accordance with its Charter, the audit committee is required to meet a minimum of four times each year, but may meet more frequently if any member requests an additional meeting.  In addition the committee is required to meet privately in executive session at least one time each year with the Company’s Chief Internal Audit Officer and the independent auditors.  The committee will also meet privately in executive session at any time that the Board of Executive Directors, the Chief Internal Audit Officer or the independent auditors request a meeting.

D.  Employees

The Company employed 22,489, 22,472 and 22,253 employees (in full time equivalents) world-wide, at November 30, 2002, 2001 and 2000, respectively.  The Company believes that its employee relations are excellent. Since 1991, the Company has not experienced any significant strike, work stoppage or labor dispute.  For additional information regarding the Company’s employees, please refer to “Employees” and “Labour Relations and Social Responsibility” on pages 52, 53 and 58, respectively, of the Company’s 2002 Annual Report, which is filed as Exhibit 10 to this report and incorporated herein by reference.

The following table sets forth for the past three years the number of employees employed by the Company based on the employee’s main category of activity and by geographic distribution.

     Employees by category

	2000	2001	2002

Research and Development	1,863	1,840	1,945
Manufacturing and Logistics	3,258	2,887	2,809
Facility Services	5,279	6,046	6,611
Sales	4,753	4,653	4,376
Service	5,059	4,914	4,617
Accounting and other staff	2,041	2,132	2,131

Total number of employees at November 30,	22,253	22,472	22,489
Average number of employees during the fiscal year	22,005	22,363	22,480

     Distribution of employees by geographical areas

	2000	%	2001	%	2002	%

United States	7,810	35	8,234	37	8,730	39
Netherlands	3,962	18	4,059	18	4,052	18
Germany	3,417	15	3,299	15	3,199	14
France	1,491	7	1,388	6	1,237	5
United Kingdom	1,075	5	1,111	5	1,122	5
Rest of Europe	3,349	15	3,301	14	3,069	14
Rest of the world	1,149	5	1,080	5	1,080	5

Total number of employees at November 30,	22,253	100	22,472	100	22,489	100

E.  Share ownership

     General Description of the Company’s Capital Stock

Océ N.V. has four classes of authorized capital stock:  (i) 145,000,000 Ordinary Shares, nominal or par value Euro 0.50, of which 87,262,525 shares were outstanding as of February 28, 2003, (ii) 30 Priority Shares, nominal or par value Euro 50, of which all 30 shares were outstanding as of February 28, 2003, (iii) 30,000,000 Cumulative Financing Preference Shares, nominal or par value Euro 0.50 (which have been further divided into thirty classes of one million shares each), of which 20,000,000 shares were outstanding as of February 28, 2003, and (iv) 175,000

Cumulative Protective Preference Shares, nominal or par value Euro 500, of which no shares are outstanding.  As of February 28, 2003, the total authorized capital of the Company was Euro 175,001,500.

Océ has outstanding American Depositary Shares (“ADSs”) representing Océ’s Ordinary Shares, which have been deposited with Morgan Guaranty Trust Company of New York as Depositary, and evidenced by American Depositary Receipts (“ADRs”).  The ADRs are publicly traded on The Nasdaq National Market.

As soon as practicable after receipt of notice of any meeting of shareholders or of holders of Ordinary Shares, the Depositary is required to mail to each record holder of ADRs a notice containing the information set forth in such notice of meeting and advising such ADR holder that the holder will be entitled, subject to any applicable provision of Dutch law and the Company’s Articles of Association, to instruct the Depositary how to vote the Ordinary Shares represented by the ADRs.

The Depositary will, to the extent practicable, vote Ordinary Shares it holds as depositary in accordance with instructions received from ADR holders and will not vote any Ordinary Shares it holds as depositary unless it receives specified voting instructions. Any holder of one or more ADS(s) will be entitled to attend (but not vote at) any general meeting of shareholders or of the holders of Ordinary Shares in accordance with the procedures in the notice from the Depositary and subject to the applicable provisions of Dutch law and the Company’s Articles of Association.

Océ has entered into arrangements with Foundation Fort Ginkel and the Lodewijk Foundation that permit these foundations together to exercise control of the management of the Company and to prevent acquisition of control of the Company by any person in a transaction not approved by management.

The Lodewijk Foundation currently has the right for an unlimited period to purchase from the Company, upon request, a number of Cumulative Protective Preference Shares entitled to a number of votes not more than the total number of votes of the Ordinary Shares and Cumulative Financing Preference Shares of the Company outstanding at the time of such request less one share.

The Foundation Fort Ginkel holds all of the Priority Shares.

Each of the Foundation Fort Ginkel and the Lodewijk Foundation are non-profit legal entities, but neither are philanthropic organizations.  Neither of the Foundations have shareholders.

The by-laws of the Foundation Fort Ginkel provide that its three directors shall be the Chairman of the Company’s Supervisory Board, the Chairman of the Company’s Executive Board and another member of the Company’s Supervisory Board.  Currently, J.L. Brentjens, R.L. van Iperen and M. Ververs are the directors of the Foundation Fort Ginkel.

The by-laws of the Foundation Lodewijk provide for two class A directors and four class B directors. One of the class A directors shall be the Chairman of the Company’s Supervisory Board and the other shall be the Chairman of the Company’s Executive Board (or other persons designated by the Foundation Fort Ginkel).  The by-laws provide that none of the remaining four class B directors may be a member of the Company’s Supervisory or Executive Boards, an advisor or employee of the Company, a director of the Foundation Fort Ginkel, or a shareholder who has granted the Foundation Fort Ginkel the right to vote his or her Ordinary Shares. The by-laws further provide that in the absence of one or more class B directors the remaining class B directors are entitled to vote on behalf of the absent member or members. The purpose of this provision is to ensure that the class B directors will always be entitled to exercise the majority of voting rights on the Foundation Lodewijk’s board of directors.  Currently, the directors are N.J. Westdijk (Chairman), S.D. de Bree, J.M.M. Maeijer, L. Timmerman, J.L. Brentjens and R.L. van Iperen.

In addition to normal voting rights, the holders of the Priority Shares have the exclusive right to

•	determine the number of members of the Company’s Supervisory and Executive Boards,
•	make binding nominations for the Company’s Supervisory and Executive Directors to be approved by the Company’s shareholders,
•	approve the issuance of authorized but unissued shares, and
•	propose to a general meeting of shareholders changes in the Articles of Association of the Company.

Neither the Foundation Fort Ginkel nor the Lodewijk Foundation have any significant economic interests in the Company.

The Foundation “Stichting Administratiekantoor Preferente Aandelen” holds all of the Cumulative Financing Preference Shares.  The Foundation has issued registered depository receipts, nominal or par value Euro 0.50, to a number of institutional investors.  The Foundation has five members, three of which are appointed by the shareholders of the Company, one of which is appointed by the holders of the depository receipts and one member by the Executive Board of the Company.

Beneficial Ownership of Stock of the Company by the Supervisory Directors, Executive Directors, Senior Managers and Employees

At November 30, 2002, the Supervisory Directors and the senior managers, collectively, owned (legally or beneficially) less than 1% of the Ordinary Shares of Océ.  At November 30, 2002, none of the members of the Board of Executive Directors held any Ordinary Shares.  The Executive Directors and the senior managers are entitled to purchase Ordinary Shares in connection with the Company’s stock option plan, which is described below.

To encourage the long term achievement of the Company’s objectives, Océ has adopted a stock option plan under which it grants to members of the Board of Executive Directors and certain senior executives of the Company options to purchase Océ’s Ordinary Shares and/or share appreciation rights (“SARS”) in respect of Océ’s Ordinary Shares.

The holder of an SAR has the right to receive a value equal to the difference between the stock market price of the Company’s Ordinary Shares (based on trading on the Euronext Amsterdam stock exchange) on the day of exercise and the exercise price that was fixed on the day of granting the SARS.  Upon exercise of an SAR, the holder may receive the payment either in cash or the Company’s Ordinary Shares.

During 2002, the Company granted an aggregate of 772,000 unconditional options and 21,000 SARS to a total of 186 participants under its stock option plan.  The terms and conditions of options granted under the stock option plan depend on where an individual resides.  Participants who reside in The Netherlands and Belgium received options that are exercisable for nine years after the date on which the options are granted. Participants residing in other countries received options that are exercisable for eight years after the date on which the options are granted.  In 2002, SARS were granted to individuals residing in Switzerland that are exercisable for eight years after the date on which the SARS are granted.

Participants in the stock option plan are required to abide by a code of conduct and observe a waiting period before they may exercise their options or SARS.  The waiting period is typically two to  three years after the date on which the options or SARS were granted.  Most of the options and SARS granted under the stock option plan are unconditional, which means that no conditions must be met before the holder may exercise the options or SARS (other than abiding by a code of conduct and observing the waiting period, as noted above).  A limited category of participants have also been awarded conditional options or SARS.  A holder of conditional options or SARS may exercise the options or SARS only after the Company meets certain performance criteria, which is typically based on the Company’s Earnings Per Share (“EPS”) or Operating Income Per Share (“OIPS”).  If the average growth in EPS or OIPS over the three financial years after the date of the grant is less than 5%, the conditional option or SAR rights lapse and are forfeited by the employee; if the average growth in EPS or OIPS over the three financial years after the date of the grant is equal to 10% to 14.99%, the option rights become unconditional; and if the average growth in EPS or OIPS over the three financial years after the date of the grant is 15% or more, the number of number of unconditional options or SARS may be doubled.  In the event that the Company achieves growth percentages between the ranges mentioned above, option rights become unconditional on a pro rata basis.

In 2002, the Company granted conditional options to 36 participants.  If the average growth in EPS or OIPS over the three financial years after the date of the grant is 10%, 235,000 option rights will become unconditional and if the average growth in EPS or OIPS over the three financial years after the date of the grant is 15% or more, options for up 470,000 Ordinary Shares may become unconditional.

The exercise price of conditional and unconditional options or SARS granted in 2002 outside The Netherlands was based on the opening price per share the Company’s Ordinary Shares on the Euronext Amsterdam stock exchange on the date of grant, which was Euro 10.75 per share.  Participants residing in The Netherlands to whom options were granted were offered a choice between an exercise price of Euro 10.75, Euro 12.90 or Euro14.51 per share for tax planning purposes.  Holders who elect higher exercise prices are required to pay a lower amount of taxable income in connection with the grant of the option and the exercise of the option.

Participation in the Company’s stock option plan is regulated under Dutch law to prevent the misuse of inside information.  Participants in the stock option plan are prohibited from trading in Océ options on the Euronext Options Exchange in Amsterdam and are not allowed to dispose of or pledge their options.  To exercise their options, participants are required to transfer their options to an independent trustee designated by the Company, which then exercises the options according to the instructions given by the participants.  Participants can only give such instructions if they are not in possession of inside information of the Company and the Company has not imposed a trading restriction on the exercise of options.  The Company typically restricts the exercise of options for a period of nine stock exchange trading days after publication of the Company’s quarterly results.

As at November 30, 2002, a total of 3,790,000 unconditional option rights or SARS in respect of Ordinary Shares were outstanding at an average exercise price of Euro 17.82.  In addition, as at November 30, 2002, a total of 850,000 conditional options with an average exercise price of Euro 10.30 were outstanding.  The average remaining duration of these options is five years.

The Company’s policy is to repurchase in the open market its Ordinary Shares required to be issued in connection with exercises of options or SARS.  The Company may also issue Ordinary Shares that it holds in its treasury to cover commitments under existing stock option plans.  During 2002, the Company repurchased 619,102 of its Ordinary Shares to be issued in connection with exercises of options and SARS.

The following table sets forth as at November 30, 2002, the options granted to the members of the Board of Executive Directors after their appointment to the Board.

	Stock Option Plan in Year	Number of Options Granted		Exercise Price in Euro	Outstanding	Expiration Date

R.L. van Iperen	1999		35,000	30.40	35,000	November 29, 2004
	2000		42,000	17.02	42,000	November 26, 2005
	2001		42,000	18.10	42,000	November 29, 2006
	2002	Unconditional	21,000	9.77	21,000	November 28, 2010
	2002	Conditional	42,000	9.77	42,000	November 28, 2010
	2003	Unconditional	21,000	10.75	21,000	November 27, 2011
	2003	Conditional	42,000	10.75	42,000	November 27, 2011
J. van den Belt	2002	Unconditional	17,500	9.77	17,500	November 28, 2010
	2002	Conditional	35,000	9.77	35,000	November 28, 2010
	2003	Unconditional	17,500	10.75	17,500	November 27, 2011
	2003	Conditional	35,000	10.75	35,000	November 27, 2011
J.F. Dix	1999		35,000	30.40	35,000	November 29, 2004
	2000		35,000	17.02	35,000	November 26, 2005
	2001		35,000	18.10	35,000	November 29, 2006
	2002	Unconditional	17,500	9.77	17,500	November 28, 2010
	2002	Conditional	35,000	9.77	35,000	November 28, 2010
	2003	Unconditional	17,500	10.75	17,500	November 27, 2011
	2003	Conditional	35,000	10.75	35,000	November 27, 2011
G.B. Pelizzari	1999		35,000	30.40	35,000	November 29, 2004
	2000		35,000	17.02	35,000	November 26, 2005
	2001		35,000	18.10	35,000	November 29, 2006
	2002	Unconditional	70,000	9.77	70,000	November 28, 2010

The members of the Board of Executive Directors also hold 84,000 options in the aggregate which were granted prior to their appointment to the Executive Board.  In 2002, the Company granted to the senior managers, in the aggregate, 793,000 unconditional options or SARS and 470,000 conditional options or SARS, which have an exercise price per share of Euro 10.76 and expire on November 27, 2010 or 2011, depending on where the individual holder resides.

The following table sets forth a summary of the Company’s outstanding options and SARS at November 30, 2002.

Stock Option Plan Year	Number of Options Granted		Exercise Price in Euro	Options Forfeited	Exercised Number of Options	Outstanding	Expiration Date*

1999		872,500	30.30-41.15	92,000	—	780,500	November 29, 2003/2004
2000		791,000	16.85-22.98	71,000	—	720,000	November 26, 2004/2005
2001		847,500	18.10-24.44	45,000	—	802,500	November 29, 2005/2006
2002	Unconditional	716,000	9.77-13.19	15,000	7,000	694,000	November 28, 2009/2010
2002	Conditional	392,000	9.77	12,000	—	380,000	November 28, 2009/2010
2003	Unconditional	793,000	10.75-14.51	—	—	793,000	November 27, 2010/2011
2003	Conditional	470,000	10.75	—	—	470,000	November 27, 2010/2011

		4,882,000		235,000	7,000	4,640,000

*	As noted above, the length of the exercise period varies depending on where the individual holder resides.

Item 7           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A description of the Company’s equity securities and the relationship among the holders of the different class of equity securities is included in Item 6.E “Share Ownership”, above. A summary of the rights of the holders of the Company’s equity securities under the Company’s Articles of Association is included in Item 10.B “Memorandum and Articles of Association”, below.

A.  Major shareholders

Although the Company’s Ordinary Shares are issued and held in bearer form, the Company believes that the following entities own the following shares of its capital stock as of November 30, 2002:

Title of Class	Identity of Person or Group	Amount Owned		Percent of Class

Ordinary Shares	ING Groep N.V.	7,522,384	*	7.1%*
	Supervisory Directors	2,969		—
Priority Shares	Foundation Fort Ginkel	30 shares		100.0%
Cumulative Financing Preference Shares	Stichting Administratiekantoor Preferente Aandelen Océ	20,000,000		100.0%
Depositary Receipts representing Cumulative Financing Preference Shares	Rabobank Nederland Participatie maatschappij B.V.	6,000,000		30.0%
	Fortis N.V.	6,000,000		30.0%
	ABP-PGGM Capital Holdings N.V.	6,000,000		30.0%
	ING Groep N.V.	2,000,000		10.0%

*	As of December 31, 2002 according to Schedule 13G as filed by ING Groep N.V. with the U.S. Securities and Exchange Commission on February 14, 2003.

B.  Related party transactions

Except as described in Item 6.E, “Share Ownership” and Item 6.A, “Directors and Senior Management”, the Company is not a party to any transactions or loans with any other party that controls the Company, is controlled by the Company or is under common control with the Company, or any associates, individuals or enterprises with significant control over the Company or key management personnel.

Item 8           FINANCIAL INFORMATION

A.  Consolidated statements and other financial information

The Company’s Consolidated Financial Statements are set forth on pages F-1 through F-35.

Dividend policy

Under the Company’s Articles of Association, the Company is required to pay to the holders of the Cumulative Protective Preference Shares, if issued, a dividend per share equal to the percentage of the amount paid on each Cumulative Protective Preference Share and which percentage is the average of the three month’s EURIBOR (Euro Interbank Offerest Rate) - weighted according to the number of days during which such percentage was in force - increased or decreased by a premium or discount equal to, at most, two percentage points as fixed by the Executive Board with the approval of the Supervisory Board. No cumulative protective preference shares are outstanding.  The Company is required to pay a dividend to the holders of the Cumulative Financing Preference Shares equal to 6.26% of the amount paid on each Cumulative Financing Preference Share. This amount may be amended on December 1, 2004 and every eight years thereafter. With respect to 2002, the Company will pay a dividend equal to Euro 0.18 (rounded) per Financing Protective Preference Share.  After a dividend has been paid on the preference shares, the Company is then required to pay a dividend to the holders of the Priority Shares equal to 4% of the par value of these shares. With respect to 2002, the Company will pay a dividend equal to Euro 2.00 per Priority Share.

Finally, under the law of The Netherlands and under the Company’s Articles of Association, after payment of dividends on the Priority Shares and the Preference Shares, the Company is then required to pay to the holders of its Ordinary Shares a minimum cash dividend equal to 5% of the par value of these shares, divided pro rata among the outstanding Ordinary Shares. In addition, the Executive Board, with the approval of the Supervisory Board, may set aside in reserves part or all of the remaining annual profits to be paid as an additional dividend on the Ordinary Shares and, with the approval of the shareholders, may also pay an additional dividend out of paid in capital and retained earnings. With respect to the fiscal year 2002, the Company has proposed to pay a total cash dividend per ordinary share equal to Euro 0.58 per share, which will constitute 44.5% of the Company’s net income for 2002.

Legal proceedings

The Company through its subsidiaries is involved in several legal proceedings relating to the normal conduct of its business.  The Company does not expect any liability arising from these proceedings to have a significant effect on its financial position or profitability.  The Company believes that it has established reserves sufficient to address all probable liabilities relating to these legal proceedings in accordance with the standards discussed in “Significant Accounting Policies” included in Item 5, “Operating and Financial Review and Prospects. “

B.  Significant changes

Except as otherwise disclosed in this report, there has been no material adverse change in the Company’s business or financial conditions since November 30, 2002.

Item 9           THE OFFER AND LISTING

A.  Offer and Listing Details

Since 1958, the year in which the Company’s stock became publicly traded, the principal market for the Company’s Ordinary Shares has been the Stock Market of Euronext Amsterdam N.V. (the “Euronext Amsterdam”). The Company’s Ordinary Shares are also listed on the stock exchanges in Düsseldorf, Frankfurt am Main and Switzerland on the Electronic Stock Exchange (“EBS”).

In the United States, ADSs, representing Océ’s Ordinary Shares and evidenced by ADRs, have been quoted and traded on The Nasdaq National Market under the symbol “OCENY” since November 8, 1984. Morgan Guaranty Trust Company of New York is the depositary for the ADRs (the “Depositary”). One Océ ADS represents one Océ Ordinary Share. Less than 1% of the outstanding Ordinary Shares are represented by ADSs.

The table below sets forth for the periods indicated the high and low sales prices of Océ’s Ordinary Shares (expressed in Euros) on the Euronext Amsterdam stock exchange as reported by the “Officiële Prijscourant”, the official daily newspaper of the Euronext Amsterdam stock exchange, and the low bid and high asked prices of the ADSs (expressed in dollars) on The Nasdaq National Market.

		Euronext Amsterdam Euro per Ordinary Share		Nasdaq Dollars per ADS

		High	Low	High Asked	Low Bid

Annual highs and lows
2002		14.07	6.50	13.05	6.69
2001		18.90	6.15	17.50	6.37
2000		18.90	11.55	17.75	12.00
1999		35.00	14.00	40.25	15.25
1998		40.93	18.47	45.13	22.25
Quarterly highs and lows
2002	First quarter	12.17	11.00	10.75	9.55
	Second quarter	14.07	11.64	13.05	11.48
	Third quarter	12.90	9.36	12.30	9.16
	Fourth quarter	11.62	6.50	11.49	6.69
2001	First quarter	18.90	16.25	17.50	15.75
	Second quarter	18.85	12.25	17.00	11.35
	Third quarter	14.70	10.30	12.50	9.11
	Fourth quarter	11.20	6.15	10.09	6.37
Monthly highs and lows
2002	September	10.35	6.50	9.98	6.73
	October	10.05	6.80	10.00	6.69
	November	11.62	9.94	11.49	9.96
	December	11.80	10.31	11.70	10.71
2003	January	11.53	9.15	11.90	10.00
	February	9.68	7.81	10.74	8.40

B.  Plan of distribution

Not applicable.

C.  Markets

The markets on which the Company’s Ordinary Shares are traded and listed are discussed in Part A, “Offer and Listing Details” in this Item 9.

D.  Selling Shareholders

Not applicable.

E.  Dilution

Not applicable.

F.  Expenses of the Issue

Not applicable.

Item 10           ADDITIONAL INFORMATION

A.  Share Capital

Not applicable.

B.  Memorandum and Articles of Association

Océ N.V. is organized under the corporation law of The Netherlands.  The Company’s objects are described in Article 2 of the Company’s Articles of Association, an English translation of which has been filed as Exhibit 1 to this report, and are as follows:

•	to invest directly or indirectly in companies and to manage and fund its subsidiaries; and
•	to do all acts as are directly or indirectly connected with the operation of its subsidiaries.

The Company shall (and shall cause it subsidiaries to):

•	act in a manner to protect the Company’s invested capital and to cause the Company’s subsidiaries to yield profits;
•	promote the prosperity and the welfare of the Company’s employees;
•	provide satisfactory service to the Company’s customers; and
•	contribute to the progress and welfare of the communities in which the Company and its subsidiary companies operate.

Any references in this report to the Articles of Association should be read in conjunction with the Articles, as filed.

     Directors

The Company is managed by a Board of Executive Directors, all of whom are employees of the Company, whose activities are generally supervised by a Board of Supervisory Directors, none of whom are employees of the Company.

Under Article 23 at the Articles of Association, if a member of the Board of Executive Directors, in his private capacity, enters into an agreement with the Company or conducts any legal proceedings against the Company, then the Company may only be represented in those matters by a member of the Board of Executive Directors, a Supervisory Director or other person selected by the shareholders at a general meeting.  The number of members serving on the Boards of Supervisory Directors and Executive Directors is determined from time to time by the holders of the Priority Shares.  In addition, the holders of the Priority Shares have the right to make the binding nominations for Supervisory and Executive Directors, and the shareholders of the Company have the right to fill any vacancies on the Supervisory and Executive Boards, typically at the next annual general meeting of shareholders after the vacancy exists.  In the case of binding nominations, the right of the holders of Priority Shares may be overruled by a vote of two-thirds of the votes cast by the shareholders and the vote must be by more than a majority of all votes which all shareholders are entitled to cast.  At each annual general meeting of shareholders, at least one Supervisory Director must resign; however, a Supervisory Director who has not reached the age of 70 may be immediately re-appointed.  Each member of the Board of Executive Directors serves until resignation (which is agreed at the age of 62), death or removal, with or without cause, by the shareholders.  Except on a proposal by the holders of the Priority Shares, no Supervisory or Executive Director may be removed without a vote of two-thirds of the votes cast by the shareholders and the vote must be more than a majority of all votes which all shareholders are entitled to cast.

The remuneration of the Supervisory Board is fixed by the annual general meeting of shareholders, and the remuneration of the Executive Directors is fixed by the remuneration committee of the Supervisory Board.

The Articles of Association provide that the Executive Directors may not approve the Company entering into any new credit facility, or borrow any money in excess of Euro 5 million without the prior consent Supervisory Board. The Supervisory Board has the power to change this threshold amount.

     Shares

As more fully described in “Share Ownership” under Item 6.E, the Company has four classes of stock:  Ordinary Shares, Priority Shares, Cumulative Financing Preference Shares and Cumulative Protective Preference Shares.  In addition, the Company has outstanding ADSs, which represent Ordinary Shares.

The requirements under the Articles of Association and the Company’s related policy regarding the payment of dividends is set forth in “Financial Information” in Item 8.

Each class of stock has the following voting rights at the general meeting of shareholders:

•	Cumulative Protective Preference Shares -- Each holder has 1,000 votes per share;
•	Cumulative Financing Preference Shares -- Each holder has 1 vote per share;
•	Priority Shares -- Each holder has 100 votes per share; and
•	Ordinary Shares -- Each holder has 1 vote per share.

The voting rights of the holders of the ADSs is described in “Share ownership” in Item 6.E.

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

     General Meetings of Shareholders

The annual general meeting of shareholders must be held within six months after the close of the fiscal year.  General meetings of shareholders will be convened by the Executive Board not later than on the fifteenth day prior to such meeting.  Notice of any general meeting of shareholders must be advertised in at least one daily newspaper having national circulation in The Netherlands and in the Official Price Journal of the Euronext Amsterdam.  All

holders of registered shares will be admitted only after the Company receives written notification and holders of bearer shares will be admitted by showing a voucher of deposit of their shares.

There are no limitations under Dutch law or in the Company’s Articles of Association on the right of persons who are not citizens or residents in The Netherlands to hold or vote Ordinary Shares.  See also “Share ownership” under Item 6.

The Company’s Articles of Association do not require shareholders to disclose their shareholdings.  The Substantial Shareholders Notification Act (“WMZ”) however requires holders of voting securities of a corporation whose shares are listed on a Dutch stock exchange to notify the Autoriteit Financiële Markten (“Dutch Securities Board”) of the number of shares they hold if that number reaches exceeds or falls below specified thresholds.  These thresholds are 5%, 10%, 25%, 50% and 66 2/3% of the Company’s outstanding voting rights.  As of September 1, 2002 , each Executive Director and Supervisory Director is required to notify the Dutch Securities Board if he acquires or sells any equity or debt securities of the Company.

     Repurchase by the Company of its Own Shares

Subject to certain restrictions under Dutch  law and contained in the Company’s Articles of Association, the Board of Executive Directors may cause the Company to purchase its own fully-paid shares up to 10% of the outstanding shares of capital stock, based upon nominal value, at the time of purchase.  Such purchases may be made only upon authorization of shareholders, which authorization is valid for a period of up to eighteen months and must include the number and class of shares to be acquired, the manner in which they may be acquired and the limits within which the purchase price may be determined.

Historically, such authorizations have been requested and granted at each annual general meeting of shareholders for the maximum number of shares allowed by the Company’s Articles of Association.  At the 2002 annual meeting, the shareholders approved a resolution permitting the Company to purchase its own fully paid shares within the above limitations for a period of eighteen months from the date of the 2002 annual general meeting of shareholders.

     Liability to Further Calls or Assessments

All outstanding Ordinary, Priority and Financing Preference Shares are, when issued and paid for, fully paid and non-assessable.

     Issuance of Additional Shares

Subject to approval of the Board of Supervisory Directors and the holders of Priority Shares, shares of the Company’s authorized but unissued capital stock may be issued at such times and on such conditions as may be authorized by the shareholders at a general meeting or by the Executive Directors if authorized by the shareholders.  Such authorization to the Board of Executive Directors may be given for a maximum period of five years.

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

C.  Material contracts

As discussed in Items 4 .A, “Outsourcing of Financial Leases” and 5 “Liquidity and Capital Resources”, the Company entered into a Private Label Program Agreement with DLL relating to the sale and continued outsourcing of the Company financing lease activities.  Except for the agreement with DLL, the Company did not enter into any material agreement other than in its ordinary cause of its business during 2002 or 2001.

D.  Exchange controls

There are no legislative or other legal provisions currently in force in The Netherlands or arising under the Company’s Articles of Association restricting remittances of dividends, interest or other payments to non-resident holders of securities of the Company. Cash dividends payable in Euros on Ordinary Shares of the Company may be officially transferred from The Netherlands and converted into any other currency. There are no limitations, under the laws of The Netherlands or the Company’s Articles of Association, on the right of foreigners to hold or vote the Company’s Ordinary Shares.

E.  Taxation

The statements below are only a summary of current tax laws of The Netherlands and the Tax Convention of December 18, 1992 between the United States of America and The Netherlands (the “U.S. Tax Treaty”) and are not to be read as extending by implication to matters not specifically referred to herein.  As to individual tax consequences, investors in Océ Ordinary Shares or Océ ADRs should consult their own tax advisors.

     Withholding tax

In general, a cash dividend distributed by a company resident in The Netherlands (such as the Company) is subject to a withholding tax imposed by The Netherlands at a rate of 25%.  Stock dividends are generally not subject to the above mentioned withholding tax.

Pursuant to the provisions of the U.S. Tax Treaty, dividends paid by the Company to a shareholder who is a resident of the United States, are generally eligible for a reduction in the Dutch withholding tax rate to 15%, unless (i) the beneficial owner of the dividends carries on business in The Netherlands through a permanent establishment, or performs independent personal services in The Netherlands from a fixed base, and the Ordinary Shares form part of the business property of such permanent establishment or pertain to such fixed base (in which case, the dividends are included with the owner’s other business income for The Netherlands tax purposes and are not subject to The Netherlands withholding tax), or (ii) the beneficial owner of the dividends is not entitled to the benefits of the U.S. Tax Treaty under its “treaty-shopping” provisions.  Dividends paid to qualifying exempt U.S. pension trusts and qualifying exempt U.S. organizations are exempt from Dutch withholding tax under the U.S. Tax Treaty.  However, qualifying exempt U.S. organizations must accept payment of the dividend net of the 25% withholding tax and then apply for a refund.

For U.S. tax purposes, the gross amount (including the withheld amount) of dividend distributed on Ordinary Shares will be dividend income to the U.S. shareholder, not eligible for the dividends received deduction generally allowed to corporations.  However, subject to certain conditions and limitations, the Dutch withholding tax will be treated as a foreign income tax that is eligible for credit against the shareholder’s U.S. income taxes.

     Capital gains

Capital gains upon the sale or exchange of Ordinary Shares or ADS by a non-resident individual or corporation are exempt from Dutch income tax, corporation tax or withholding tax, unless (i) such gains are effectively connected with a permanent establishment of the shareholder’s trade or business in The Netherlands or (ii) are derived from a direct, indirect or deemed substantial participation in the share capital of a company (such substantial participation not being a business asset).  In general, an individual has a substantial participation if he holds either directly or indirectly and either independently or jointly with his spouse or steady partner, at least 5% of the total issued share capital or particular class of shares of a company.  For determining a substantial participation, other shares held by close relatives are taken into account.  The same applies to options to buy shares.  Generally, a deemed substantial participation exists if (in part) a substantial participation has been disposed of, or is deemed to have been disposed of, on a non-recognition basis.  Under the U.S. Tax Treaty however, The Netherlands may only tax a capital gain derived from a substantial participation if the selling holder has been a resident of The Netherlands at any time during the five-year period preceding the sale, and owned at the time of sale either alone or together with relatives, at least 25% of any class of shares.

     Net wealth tax

The Netherlands does not impose a net wealth tax with respect to the ownership of Ordinary Shares.

     Estate and gift taxes

Except where Ordinary Shares are attributable to a permanent establishment or permanent representative of the shareholder in The Netherlands, no estate, inheritance or gift taxes are imposed by The Netherlands on the transfer of Ordinary Shares if, at the time of death or the transferor the shareholder or transferor is not a resident of The Netherlands.

Under Dutch law, inheritance or gift taxes (as the case may be) are due, however, if such shareholder or transferor:

•	is a Dutch national and has been a resident of The Netherlands at any time during the ten years preceding death or transfer; or
•	is not a Dutch national but has been a resident of The Netherlands at any time during the twelve months immediately preceding the transfer (for The Netherlands gift taxes only).

F.  Dividends and paying agents

Not applicable.

G.  Statement by experts

Not applicable.

H.  Document on display

Copies of the documents concerning the Company referred to herein may be obtained by writing to the Secretary of the Company.  In addition the Company’s 2002 (in Dutch or English) Annual Report is available on request from the secretary of the Company. The annual report is also published in English and in Dutch on the Company’s web site at: http://www.oce.com.

I.  Subsidiary information

Not applicable.

Item 11           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information provided in this Item 11 may constitute “forward looking statements”, which are discussed in Item 3 “Key Information. “

As a global business, Océ faces market risks with respect to foreign exchange rates and interest rate risks. Financial instruments are used to hedge against the financial risks that are inherent to the Company’s underlying commercial activities.  The following analysis presents the hypothetical loss in earnings, cash flows, or fair value of the financial instruments and derivative instruments which were held by the Company at November 30, 2002 and 2001 and are sensitive to changes in interest rates, foreign exchange rates and commodity prices.  The Company uses interest rate swaps and foreign-exchange hedge contracts to manage the primary market exposures associated with the underlying assets, liabilities, and anticipated transactions to reduce risk by offsetting market exposures. In the normal course of business, the Company also faces risks that are neither financial nor quantifiable, which principally include country risk and credit risk and are not represented in the following analyses.

Foreign Exchange Risks

Océ achieves revenue world-wide.  In 2002, 37% of the Company’s revenues was generated in the Eurozone, 41% in the United States, 7% in the United Kingdom and 15% in other countries.  Océ attempts to offset the effects of foreign exchange rate fluctuations in the long term relating to the sales of its machines by incurring expenses and buying components of the machines and related supplies, where possible, in the same currency in which the revenues from the sales of the machines are achieved (“matching principle”) and by raising the local added value content.  In addition, Océ attempts to offset the effects of foreign exchange rate fluctuations relating to the sales of its services by incurring payroll expenses of the technicians providing the services in the same currency in which the service revenues are achieved.

The Company also attempts to offset the short-term consequences of foreign exchange fluctuations through an active currency management policy.  The Company’s current policy is to hedge on a rolling twelve month basis up to 80% of its foreign currency transactions (namely, in the U.S. dollar, the Japanese yen and the pound sterling).  For this purpose, the Company uses a number of financial instruments, particularly forward foreign exchange contracts, which are listed in Note 22 to the Consolidated Financial Statements.  The contract value and the result of forward foreign exchange contracts as of November 30, 2002 and 2001, respectively, were:

•	For cash flows in 2002 were Euro 210.5 million and Euro 7.3 million and in 2001 Euro 228.6 million and Euro 0.2 million; and
•	For investments in 2002, Euro 172.7 million and Euro 11.3 million and in 2001 Euro 465.9 and Euro 9.2 million.

The following analysis presents the hypothetical loss on operating profit if the foreign currencies change compared with the Euro. Based on the Company’s estimate of future foreign exchange rate development, it closes hedge contracts for approximately 80% percent of its anticipated intercompany sales for U.S. dollars and the British pound, respectively.  With respect to all currencies other than the Euro in which intercompany sales are denominated, a 10% overall change (decrease) compared with the Euro would have had a negative impact of Euro 19.6 million on the Company’s operating income for 2002 assuming that no other measures had been taken as protective measures against this decrease.

Interest Rate Risk

Most of the Company’s interest revenues originate from market placements of machines under financial lease contracts as described in Item 4, “Information on the Company”.  Océ financial lease contracts usually contain a fixed interest which corresponds to the rates charged by external leasing businesses.  These contracts are generally financed by interest-bearing capital with an interest rate fixed for the duration of the contracts.

Océ uses interest rate instruments to manage its risk related to fixed and variable interest rate exposures, which are listed in Note 22 to the Consolidated Financial Statements attached hereto.  Océ’s primary objective is to prevent a disparity between the portfolio of rentals and leases and the financing obtained by the Company to support the portfolio of the Company.  Océ’s goal is to achieve a ratio of 60% to 80% between the fixed-interest assets and fixed interest liabilities.  The Company had entered into interest rate swap contracts with the contract value/notional principal value of Euro 1,050 million with a market value of interest rate instruments of Euro 5.7 million at November 30, 2002 and the contract value/notional principal value of Euro 1,311.2 million with a market value of interest rate instruments of Euro 18.3 million at November 30, 2001.

The following analysis presents the hypothetical loss in earnings of those financial instruments and derivative instruments held by the Company at November 30, 2002, which are sensitive to changes in interest rates.  The aggregate hypothetical loss in earnings on an annual basis on all financial instruments and derivative instruments that would have resulted from a hypothetical increase in interest rates of 10 percent, sustained for one year, is estimated to be Euro 0.9 million.

The compensating effect on the interest sensitivity of new lease contracts is not taken in consideration due to uncertainty. This effect however, is not considered to be significant.

Debt Risk

The Company is party to several long term debt contracts to fund the Company, which are listed in Item 5.C. and Note 10 to the Consolidated Financial Statements.

Other Risk

The Company is also exposed to risk due to fluctuations of the purchase price of paper. This risk typically has a limited effect on the Company’s gross margin because the cost increases are passed on to customers via sales price increases.

Credit risks are reduced by doing business solely with financial institutions which have a high credit rating, with fixed limits being applicable to each institution.

Item 12           DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Item 13           DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14           MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

 Item 15           CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures.  The principal executive officer and principal financial officer of the Company have concluded, based on their evaluation as of a date within 90 days prior to the date of the filing of this report, that the Company’s disclosure controls and procedures are reasonably effective and ensure that information required to be disclosed by the Company in the reports filed or submitted by it under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms, and include controls and procedures designed to provide reasonable assurance that information required to be disclosed by the Company in such reports is accumulated and communicated to the Board of Executive Directors, including the principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. In response to the certification requirements of the Sarbanes-Oxley Act of 2002 and new Securities and Exchange Commission (the “SEC”) regulations, the Board of Executive Directors commenced a process to evaluate, formalize and document the disclosure controls and procedures already in place.  One result of that process was the formation and implementation, as recommended by the SEC, of a Disclosure Committee for the purpose of reviewing and making recommendations regarding the Company’s SEC filings.

(b) Internal Controls.  There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of such evaluation.

(c) Limitations.  While the Board of Executive Directors believes that the present design of the Company’s control systems is reasonably effective to achieve the Company’s objectives, future events affecting Océ’s business may cause the Company to significantly modify its disclosure controls and procedures or its internal controls. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control systems are met.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected. Further, the design of a control system must reflect the fact that the benefits of controls should be considered relative to the costs.

     Principal Accountant Fees and Services

The company paid the following fees to the independent auditors:

(x € 1,000)	2001	2002

Audit work	1,893	1,936
Audit-related work	1,016	1,212
Tax compliance	500	468
Tax consulting	691	445

Total	4,100	4,061

Item 16

RESERVED

Part III

Item 17           FINANCIAL STATEMENTS

See Item 19.

Item 18           FINANCIAL STATEMENTS

Not applicable.

Item 19           EXHIBITS

(a)   The following financial statements are being filed as part of this annual report:

Page

Report of independent auditors	F-2
Consolidated statements of operations	F-3
Consolidated balance sheets	F-4 and F-5
Consolidated statements of cash flows	F-6 and F-7
Notes to consolidated financial statements	F-8 and F-35

Schedule:
Valuation and qualifying accounts
See also “Table of Contents to Consolidated Financial Statements” on page F-1.

(b)  The following exhibits are being filed as part of this annual report:

1.	Articles of Association as confirmed by notarial deed as of April 9, 1999 (English translation)*
4.	Material Contracts
	(a)	Service Contract between the Company and R.L. van Iperen (English translation)**
	(b)	Service Contract between the Company and J. van den Belt (English translation)**
	(c)	Service Contract between the Company and J.F. Dix (English translation)**
	(d)	Redacted Private Label Program Agreement between the Company and De Lage Landen International B.V. (English translation)***
8.	Subsidiaries of Océ N.V.**
10	(a)	Pages 21 through 67, 110-112 and 118-119 from the Annual Report 2002, which have been modified and translated into English from Dutch, are incorporated herein by reference.**
	(b)	Section 906 Certifications**

*	Filed as an Exhibit to the Company’s Report on Form 20-F for the fiscal year ended November 30, 2000 and incorporated herein by reference.

**	Filed herewith.

***

Redacted version filed herewith. Portions of this exhibit have been omitted pursuant to a request for confidential treatment and have been filed separately with the office of the Secretary of the U.S. Securities and Exchange Commission.

OCÉ N.V. AND SUBSIDIARIES

REPORT OF THE INDEPENDENT AUDITORS

To the Board of Supervisory Directors and the Board of Executive Directors of Océ N.V.

In our opinion, the accompanying consolidated financial statements listed in the index appearing on F-3 to F-35 present fairly, in all material respects, the financial position of Océ N.V. and its subsidiaries at November 30, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2002in conformity with accounting principles generally accepted in the Netherlands. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in the Netherlands vary in certain significant respects from accounting principles generally accepted in the United States of America (US GAAP). The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended November 30, 2002 and the determination of consolidated shareholders’ equity at November 30, 2001 and 2002 to the extent summarized in Note 25 to the consolidated financial statements.

As discussed in Note 25 to the accompanying consolidated financial statements, the Company has restated its US GAAP net income and shareholders’ equity for the years ended November 30, 2001 and 2000, related to accounting for derivative financial instruments.

PricewaterhouseCoopers Accountants N.V.

Amsterdam, the Netherlands
January 30, 2003

OCÉ N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended November 30,

	2000	2001	2002	2002

	(in thousands except per share amounts)
	Euro	Euro	Euro	$*
Net sales	1,892,829	1,836,061	1,792,144	1,779,957
Rentals and service	1,215,612	1,272,467	1,267,485	1,258,866
Interest from financial leases	115,491	125,109	116,514	115,722

Total revenues	3,223,932	3,233,637	3,176,143	3,154,545
Cost of sales	1,072,521	1,100,111	1,076,531	1,069,211
Cost of rentals and service	802,302	816,401	771,117	765,873

Gross margin	1,349,109	1,317,125	1,328,495	1,319,461
Selling expenses	707,366	728,423	704,847	700,054
Research and development expenses	190,059	199,585	212,830	211,383
General and administrative expenses	169,321	164,411	184,747	183,490

	1,066,746	1,092,419	1,102,424	1,094,927

Operating income	282,363	224,706	226,071	224,534
Financial expense (net, Note 18)	60,702	68,925	54,101	53,733

Income before income taxes, equity in income of unconsolidated companies and minority interest	221,661	155,781	171,970	170,801
Income taxes (Note 17)	67,166	48,484	57,425	57,035

Income before equity in income of unconsolidated companies and minority interest	154,495	107,297	114,545	113,766
Equity in income of unconsolidated companies	229	121	279	277

Income before minority interest	154,724	107,418	114,824	114,043
Minority interest in net income of subsidiaries	2,983	2,348	2,293	2,277

Net income before exceptional items	151,741	105,070	112,531	111,766
Exceptional items (net of tax)	—	95,000	—	—

Net income	151,741	10,070	112,531	111,766
Dividend preference shares	3,551	3,551	3,551	3,527

Net income attributable to holders of ordinary shares	148,190	6,519	108,980	108,239
Basic earnings per ordinary share	1.76	0.08	1.30	1.29

Net income in accordance with US GAAP (restated, see Note 25)	97,509	51,682	65,008	64,566

Earnings per ordinary share in accordance with US GAAP (Note 26)
Basic (restated)	1.11	0.56	0.73	0.73

Diluted (restated)	1.10	0.56	0.73	0.72

     * See Note 0

The accompanying Notes are an integral part of these Consolidated Financial Statements.

OCÉ N.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	November 30,

	2001	2002	2002

	(in thousands)
	Euro	Euro	$*
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 1)	40,133	37,385	37,131
Prepaid expenses	30,036	30,388	30,182
Accounts receivable (Note 2)	771,307	670,698	666,137
Current financial lease receivables	489,643	422,465	419,592
Inventories (Note 3)	364,721	345,588	343,238

Total current assets	1,695,840	1,506,524	1,496,280
FIXED ASSETS:
Intangible fixed assets (Note 4)	43,352	86,138	85,552
Property, plant and equipment (Notes 5 and 14)	458,006	458,852	455,732
Rental equipment (Note 6)	179,153	118,942	118,133

Tangible fixed assets	637,159	577,794	573,865
Unconsolidated companies	3,881	2,902	2,882
Financial lease receivables, less current (Note 7)	663,239	590,707	586,690
Other long term assets	84,032	87,277	86,684

	751,152	680,886	676,256
Total fixed assets	1,431,663	1,344,818	1,335,673

TOTAL ASSETS	3,127,503	2,851,342	2,831,953

     * See Note 0

The accompanying Notes are an integral part of these Consolidated Financial Statements.

OCÉ N.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	November 30,

	2001	2002	2002

	(in thousands except share amounts)
	Euro	Euro	$*
CURRENT LIABILITIES:
Borrowings under bank lines of credit	4,638	14,858	14,757
Short term borrowings (Note 8)	246,521	14,936	14,834
Current portion of long term debt (Note 8 and 10)	136,115	57,094	56,706
Accounts and notes payable, trade	152,753	165,244	164,120
Other current- and accrued liabilities (Note 16)	410,509	389,975	387,324
Deferred income (Note 9)	47,582	52,240	51,886

Total current liabilities	998,118	694,347	689,627

LONG TERM DEBT:
Long term debt (Note 10)	754,132	756,558	751,413

Total long term debt	754,132	756,558	751,413

LONG TERM LIABILITIES (PROVISIONS):
Deferred income taxes (Note 17)	58,483	101,782	101,090
Long term provisions (Note 11)	367,391	349,932	347,552

Total long term liabilities	425,874	451,714	448,642

COMMITMENTS AND CONTINGENT LIABILITIES (Note 13)
MINORITY INTEREST	40,802	39,798	39,527
SHAREHOLDERS’ EQUITY (Note 12):
Priority shares (30 with a nominal or par value Euro 50)	2	2	2
Ordinary shares (87,262,525 with a nominal or par value Euro 0.50)	43,631	43,631	43,334
Financing Preference shares (20,000,000 with a nominal or par value Euro 0.50)	10,000	10,000	9,932
Paid-in capital	511,392	511,400	507,922
Legal reserve	1,679	1,295	1,286
Retained earnings	335,297	390,476	387,821
Accumulated translation adjustment	6,576	47,879	47,553

Total shareholders’ equity	908,577	908,925	902,744

TOTAL LIABILITIES & SHAREHOLDERS’EQUITY	3,127,503	2,851,342	2,831,953

     * See Note 0

The accompanying Notes are an integral part of these Consolidated Financial Statements.

OCÉ N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended November 30,

	2000	2001	2002	2002

	(in thousands)
	Euro	Euro	Euro	$*
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	36,854	21,125	40,133	39,860
CASH FLOW FROM OPERATING ACTIVITIES:
Net income	151,741	10,070	112,531	111,766
Adjustments to reconcile net income to cash flow generated by operating activities:
Depreciation and amortization	194,487	194,191	197,150	195,809
Additions to rental equipment	-179,474	-136,503	-106,884	-106,157
Proceeds from sale of rental equipment	99,564	86,038	77,181	76,656
Financial lease receivables	-93,757	-455	-11,143	-11,067
Equity in income of unconsolidated companies	-5	208	-3	-3
Increase in long term liabilities (provisions)	-27,124	110,112	27,633	27,445
Changes in working capital:
Accounts receivable and other receivables	-87,886	20,297	69,888	69,413
Provisions for financial lease receivables, inventories and accounts receivable	52,558	74,508	59,162	58,760
Inventories	-69,449	42,102	20,525	20,385
Trade accounts payable	7,419	-20,926	4,901	4,868
Net change in other working capital accounts **	-8,918	-31,197	-4,687	-4,655

Total cash flow from operating activities	39,156	348,445	446,254	443,220
CASH FLOW FROM INVESTING ACTIVITIES:
Additions to intangible assets	—	-15,178	-19,370	-19,238
Additions to property, plant and equipment	-114,309	-130,329	-115,936	-115,148
Other investments	283	-22,362	-4,635	-4,603
Proceeds from sale of property, plant and equipment	49,630	23,931	14,684	14,584
Acquisition of unconsolidated companies	-85	—	-23	-23
Movement from unconsolidated companies to consolidated companies	534	—	—	—
Proceeds from disposition of unconsolidated companies	6	—	930	924
Proceeds from lease portfolio	—	—	70,800	70,319
Acquisitions net asset value (net of cash)	7,677	-30,941	-55,008	-54,634
Goodwill (Note 0,4 and 25)	-1,667	—	—	—

Total cash flow from investing activities	-57,931	-174,879	-108,558	-107,819
CASH FLOW FROM FINANCING ACTIVITIES:
Proceeds from long term debt	195,579	82,330	132,904	132,000
Repayment of long term debt	-231,059	-172,624	-123,635	-122,794
Borrowings and current portion of long term debts	63,175	20,833	-300,386	-298,343
Repurchase of shares	-74	-24,081	-6,047	-6,006
Dividends paid	-19,108	-52,943	-52,336	-51,980
Optional dividend	2,685	—	—	—
Increase (decrease) in minority interest	-344	-1,066	-1,004	-997
Other	-1,992	—	-5,320	-5,284

Total cash flow from financing activities	8,862	-147,551	-355,824	-353,404
Effect of exchange rate changes	-5,816	-7,007	15,380	15,274
CASH AND CASH EQUIVALENTS, END OF YEAR	21,125	40,133	37,385	37,131

*	See Note 0
**	See details on next page

The accompanying Notes are an integral part of these Consolidated Financial Statements.

OCÉ N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended November 30,

	2000	2001	2002	2002

	(in thousands)
	Euro	Euro	Euro	$*
SPECIFICATION OF NET CHANGE IN OTHER WORKING CAPITAL ACCOUNTS:
Prepaid expenses	-7,469	-2,338	410	407
Income taxes	-8,714	-10,259	24,896	24,727
Value added taxes, social security and other taxes payable	-3,353	-628	-1,176	-1,168
Pension liabilities	1,268	6,190	-3,779	-3,753
Other liabilities	1,196	-9,391	-24,551	-24,384
Accrued liabilities	-929	-12,203	-5,146	-5,111
Deferred income	9,083	-2,568	4,659	4,627

	-8,918	-31,197	-4,687	-4,655
Supplemental cash flow information:
Income taxes paid (net)	64,565	52,324	-4,060	-4,032
Interest received (net)	55,698	58,319	54,465	54,095
Non cash transactions:
Non cash stock dividend	2,685	—	—	—
Conversion of convertible bonds into share capital	3,805	6,298	9	9

     * See Note 0

The accompanying Notes are an integral part of these Consolidated Financial Statements.

OCÉ N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

0.	Summary of significant accounting principles

The accompanying Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the Netherlands. These accounting principles differ in certain material respects from accounting principles generally accepted in the United States of America (US GAAP). For a description of the significant differences and the related effect on the Consolidated Financial Statements, see Note 25 to the Consolidated Financial Statements. Amounts in the accompanying Consolidated Financial Statements have been stated in Euro, the currency of the Netherlands, the country in which Océ N.V. is incorporated.

The dollar amounts at November 30, 2002 and for the period then ended have been presented solely for the convenience of readers of these financial statements in the United States and have been translated from Euros at the rate of $0.9932 per Euro 1, the Noon Buying Rate on November 30, 2002. Such translation should not be construed as a representation that the Euro amounts could be converted into dollars at this or any other rate.

Previously presented financial statements, which were denominated in Dutch guilders, have been translated for comparison reasons into Euros using the irrevocably fixed conversion rate applicable since January 1, 1999 (Euro 1 = NLG 2.20371).

New accounting principles applied

In the fiscal year 2002, the Company changed its accounting principles to require intangible fixed assets acquired through purchase business combinations to be identified and recorded at fair value separate from goodwill. The intangible assets are amortized over their estimated useful lives.

Principles of consolidation

The Consolidated Financial Statements include the accounts of the parent company, Océ N.V., and its subsidiaries (the “Company”). An entity is regarded as a subsidiary, if Océ directly or indirectly holds a majority controlling interest in it. Joint ventures are proportionally consolidated. Investments in unconsolidated companies, in which the Company has an investment of between 20% - 50% and has no controlling interest, are accounted for by the equity method.

For names of unconsolidated companies see pages 111 and 112 of the Océ Annual Report 2002 which are incorporated herein by reference. Intercompany profits and account balances have been eliminated in consolidation.

Foreign exchange

Balance sheet items expressed in foreign currencies are translated into Euro at the closing exchange rate at the end of the reporting period. Translation differences relating to foreign subsidiaries’ balance sheet items are added to, or charged against, shareholders’ equity. Foreign currency profit and loss items are translated into Euro at the average exchange rate during the period.

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

More specifically, revenue related to the Company’s sales of its products and services are as follows:

Equipment:

Revenue recognition criteria on sale of equipment are generally met when the equipment is delivered and installed at the customer site. In instances in which the agreement with the customer contains a customer acceptance clause, revenue is deferred until customer acceptance is obtained.

The Company may offer customer financing to assist customers in their acquisition of Océ products. At the time a financing transaction is consummated, which qualifies as a sales-type lease, the Company records the total lease receivable net of unearned income and the estimated residual value of the equipment. Unearned income is recognized as finance income using the interest method over the term of the lease. Leases not qualifying as sales-type leases are accounted for as operating leases for which revenue is recognized rateably over the lease term. The underlying equipment is depreciated on a straight-line basis over the assets’ estimated useful life.

Services:
Service revenues are derived primarily from maintenance contracts on our equipment sold or leased to customers and are recognized rateably over the term of the service contracts.

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

The fair value of each element is estimated based on a review of a number of factors including average selling prices for the elements when they are sold on a stand-alone basis. The average selling prices are based on management’s best estimates of market conditions and competitive pricing considerations. The principal change in estimate relating to such revenue allocations among multiple elements is made with respect to the estimated fair value of those elements and their related margins. This is a significant factor considered in our revenue allocation process along with other factors, such as pricing changes and customer discounts, which also affect the overall allocation process.

Research and development expenses

Research costs are charged direct to the results. Product development costs are capitalized if they comply with the relevant criteria.

Development credits and subsidies

Development credits granted by the government are recognized as a reduction of research and development costs. These credits are subject to a contingent repayment. Upon determination of commercial success of a project, a current liability is created to cover the repayment in respect of that project and is charged to research and development costs. Actual repayments to the government are made as sales of the relevant product occur and are charged to the relevant development credit liabilities.  See Note 13 to the Consolidated Financial Statements.

Subsidies received from the government are included in the statement of operations as an income item in the year of entitlement thereto.

Financial expenses (net)

Besides interest received and interest paid, also expenses relating to raising of loan capital are included. The effect of interest rate instruments and interest on loans are also included under this heading.

Income tax

This is calculated on the commercial results at the rates applicable in the various countries. This method implies that provisions are made for deferred income taxes. The entitlement to loss compensation is taken into consideration in so far as there is a reasonable expectation that it can be realized. Allowance is made for non-offsettable dividend withholding tax at the moment of dividend distribution by an affiliated company.

Earnings per ordinary share

Earnings per ordinary share are calculated by dividing the net income attributable to holders of ordinary shares by the weighted average number of ordinary shares (after deduction of treasury stock). Diluted earnings per ordinary shares reflect the potential dilution that would occur if all convertible debt and options were exercised.

Intangible assets

As of fiscal year 2001 goodwill and other intangible assets arising from acquisitions are capitalized and amortized on a straight line basis over the estimated useful lifetime, subject to a maximum of twenty years. Software development costs, including costs incurred to purchase third party software, are capitalized when the Company has determined factors, including among others, that technology exists to achieve the performance requirements, buy versus internal development decisions have been made and the Companies management has authorized the funding for the project. Capitalization of software costs ceases when the software is substantially complete and is ready for its intended use.

Straight-line amortizations are charged at fixed percentages of the value of the intangible assets and are based on the estimated economic lifetime of the assets, as follows:

•	Goodwill	10 to 20 years ,
•	Software	3 to 5 years,
•	Technology	5 to 10 years,
•	Customer base	6 years,
•	Trade marks	10 years,
•	Other	3 years.

Property, plant and equipment

With effect from the 2001 financial year “Property, plant and equipment” are valued at historical cost, less cumulative depreciation. This value has been maintained and will not be subject to any further adjustment.

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

Straight-line depreciation is charged at a fixed percentage of the value of the asset and is based on the estimated economic lives of the assets, as follows:

•	Property and plant	20 to 50 years,
•	Production machines	8 to 10 years,
•	Factory and office equipment	3 to 10 years,
•	Vehicles	4 or 5 years.

Certain assets which are acquired under a financial lease contract are capitalized.

Rental equipment

These are valued at historical manufacturing costs plus directly related indirect costs. The depreciation takes place on a straight-line basis.

Straight-line depreciation of rental equipment is charged to operations over the estimated economic life of 3 to 5 years. Rental equipment is valued at historical manufacturing cost plus appropriate indirect costs.

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

Other long term assets

Other long term assets include mortgages, loans, guarantee deposits and deferred tax assets, which are valued at nominal value,after taking into account the risk of uncollectability.

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

Derivative financial instruments

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

Reclassifications

Certain reclassifications have been made to prior year’s financial statements to conform to the current year’s presentation. These reclassifications had no effect on the prior year’s stockholders’ equity or results of operations.

1.	Cash and cash equivalents

Cash and cash equivalents include time deposits of Euro 4.2 million and Euro 2.4 million at November 30, 2001 and 2002, respectively. For the purpose of the Consolidated Statements of Cash Flows, prepared in accordance with FAS 95, the Company considers all highly liquid instruments with an original maturity date of three months or less as cash equivalents.

2.	Accounts receivable

Accounts receivable consist of the following:

	November 30,

	2001	2002

	(in thousands)
	Euro	Euro
Trade accounts receivable	649,169	574,119
Discounted trade bills	-179	-38
Current tax	27,324	10,480
Other	94,993	86,137

Total	771,307	670,698

Allowances for doubtful accounts are in total Euro 61.8 million and Euro 65.8 million at November 30, 2001 and 2002, respectively.

3.	Inventories

Inventories consist of the following:

	November 30,

	2001	2002

	(in thousands)
	Euro	Euro
Raw materials and other materials	31,147	34,427
Semi-finished products and spare parts	130,922	116,666
Finished products and trade stock	202,652	194,495

Total	364,721	345,588

Allowances for obsolescence are in total Euro 176.0 million and Euro 157.4 million at November 30, 2001 and 2002, respectively.

4.	Intangible fixed assets

Intangible fixed assets consist of the following (in thousands):

2001	Goodwill	Software	Technology	Customer base	Trademarks and other	Total

	Euro	Euro	Euro	Euro	Euro	Euro
Cost	28,286	15,178	—	—	—	43,464
Accumulated amortization	85	27	—	—	—	112

Book value at Nov. 30, 2001	28,201	15,151	—	—	—	43,352

2002	Goodwill	Software	Technology	Customer base	Trademarks and other	Total

	Euro	Euro	Euro	Euro	Euro	Euro
Cost	31,687	41,709	8,112	13,324	5,731	100,563
Accumulated amortization	3,181	6,866	1,544	2,238	596	14,425

Book value at Nov. 30, 2002	28,506	34,843	6,568	11,086	5,135	86,138

5.	Property, plant and equipment

Property, plant and equipment consists of the following (in thousands):

	Property and plant	Production machines	Other fixed assets	Under construction and pre-payments	Fixed assets not in production process	Total

	Euro	Euro	Euro	Euro	Euro	Euro
2001
Cost	334,360	413,875	405,215	46,006	5,436	1,204,892
Accumulated depreciation	147,040	309,537	287,166	—	3,143	746,886

Book value at November 30, 2001	187,320	104,338	118,049	46,006	2,293	458,006

2002
Cost	341,659	432,621	417,387	46,781	4,545	1,242,993
Accumulated depreciation	155,750	321,595	304,376	83	2,337	784,141

Book value at November 30, 2002	185,909	111,026	113,011	46,698	2,208	458,852

6.	Rental equipment

Rental equipment consists of the following:

	November 30,

	2001	2002

	(in thousands)
	Euro	Euro
Cost	551,656	469,131
Accumulated depreciation	372,503	350,189

Book value at November 30	179,153	118,942

7.	Financial lease receivables

Financial lease receivables can be specified as follows:

	November 30,

	2001	2002

	(in thousands)
	Euro	Euro
Financial lease receivables	1,389,092	1,231,769
Less: Allowance for uncollectibility	-24,860	-31,884
Less: Current lease receivables	-489,643	-422,465
Less: Unearned interest	-232,240	-197,538
Plus: Residual value	20,890	10,825

Total	663,239	590,707

8.	Borrowings under bank lines of credit and short term borrowings

The major part, Euro 12.5 million, of short term borrowings consist of a call with an interest of 3.4%.
Standby facilities:

Borrowing facilities at November 30, 2002 amounted to Euro 930 million for the parent company and its Dutch subsidiaries. At November 30, 2002 an amount of Euro 129 million was utilized and classified as long term loans, Euro 23 million was utilized and classified as current portion of long term debt, bearing interest at 2.3%.

Borrowing facilities for the subsidiaries outside of the Netherlands, which totaled Euro 171 million, at November 30, 2002. These facilities are denominated in various currencies.

At November 30, 2002 the used portion of these facilities amounted to Euro 157 million classified as long term and Euro 14 million classified as current portion of long term debt, bearing interest of 2.8% in 2002.

Commitment fees of approximately Euro 0.9 million were paid for unused credit facilities in 2002 (2001 Euro 1.4 million and 2000 Euro 1.0 million).

9.	Deferred income

These amounts represent advance billings related to rental and maintenance contracts for copying equipment.

10.	Long term debt

Other long term debt consists of the following:

	November 30,

	2001	2002

	(in thousands)
	Euro	Euro
LOANS
In U.S. Dollars, average interest of 5.1% and 2.0% maturing through 2005/2006	151,466	273,733
In Euro, average interest of 6.1% and 5.9%, maturing through 2013	*554,460	*404,467
In Norwegian Crowns, average interest of 7.2% and 7.2% maturing through 2004	39,430	15,096
In Swedish Crowns, average interest 4.1%, maturing through 2002	3,636	—
In Czech Crowns, average interest of 5.4% and 3.4% maturing through 2004	1,168	2,129
In Swiss Francs, average interest 2.3% and 1.0% maturing through 2004	66,162	56,128
In Australian Dollars, average interest 4.6% and 4.9% maturing through 2004	1,992	2,151
In Hong Kong Dollars, average interest 2.8% and 2.2% maturing through 2003	1,056	77
In Japanese Yens, average interest 0.2% and 0.3% maturing through 2004	1,260	164
In Pound Sterling, average interest 4.6% and 4.1% maturing through 2004	54,992	45,053
In Danish Crowns, average interest 4.1%, maturing through 2002	1,075	—
In Singapore Dollars, average interest 1.7% and 1.8%, maturing through 2003	801	570
In South African Rand, average interest 9.7% and 13.0% maturing through 2004	479	303
Convertible Euro debenture bond to Company Personnel, average interest of 4.6% and 4.7%, maturing through 2008	9,726	10,555
In Thailand Bath, average interest 2.5%, maturing through 2004	—	912
Capitalized lease obligations, average interest of 5.9% and 12.1%, maturing through 2005	2,544	2,314

Total other long term debt	890,247	813,652
Current portion	136,115	57,094

Total long term portion	754,132	756,558

*	The fixed interest rates of the Euro loans have been fully swapped into variable interest rates (see Note 22).

Aggregate principal repayments applicable to these borrowings for the next years are as follows (in thousands):

Years ending November 30,	Euro

2003	57,094
2004	279,294
2005	87,280
2006	242,623
2007	139,380
Thereafter	7,981

Total	813,652

11.	Long term liabilities (provisions)

The composition of provisions is as follows (in thousands Euro):

	Self insurance	Retirement benefits and severance obligations	Reorganisation provision	Other	Total

	Euro	Euro	Euro	Euro	Euro
At December 1, 2001	908	201,813	126,514	38,156	367,391
Movements due to Additions	-908	38,763	1,808	6,632	46,295
Withdrawals	—	-19,937	-38,709	-1,016	-59,662
Foreign currency translations	—	-3,389	—	-703	-4,092

At November 30, 2002	—	217,250	89,613	43,069	349,932

This table displays a rollforward of the restructuring provision from November 30, 2000 to November 30, 2002  (in millions).

Type of costs	Balance Nov. 2000	Additions P&L	Acquisitions	Utilized	Reclassified from short term	Balance Nov. 2001

	Euro	Euro	Euro	Euro	Euro	Euro
Long term part:
Write-down of assets	—	50.0	—	-20.0	—	30.0
Personnel costs	27.8	75.0	—	-24.8	18.5	96.5
Other costs	—	—	—	—	—	—

Total long term part	27.8	125.0	—	-44.8	18.5	126.5
Short term part:
Personnel costs	14.7	—	3.8		-18.5	—

Total	42.5	125.0	3.8	-44.8	—	126.5

Type of costs	Balance Nov. 2001	Additions P&L	Acquisitions	Utilized	Reclassified from short term	Balance Nov. 2002

	Euro	Euro	Euro	Euro	Euro	Euro
Long term part:
Write-down of assets	30.0	—	—	-18.5	—	11.5
Personnel costs	96.5	1.8	—	-20.2	—	78.1
Other costs	—	—	—	—	—	—

Total long term part	126.5	1.8	—	-38.7	—	89.6

In 2001 an exceptional item of Euro 125 million before tax has been charged to income comprising Euro 50 million for write down of assets and Euro 75 million for personnel costs (mainly redundancy and outplacement costs).

12.	Shareholders’ equity

The changes in shareholders’ equity are summarized below (in thousands):

	Financing Preference shares	Ordinary shares		Paid in capital	Revaluaction Account	Legal reserve	Retained earnings	Accumulated Translation adjustment	Total shareholders equity

	Euro	Euro		Euro	Euro	Euro	Euro	Euro	Euro
Balance November 30, 1999	10,000	42,227	(a)	502,695	27,597	1,734	266,052	-32,400	817,905
Net income							151,741		151,741
Transfer						16	-16
Dividends (c)							-53,080		-53,080
Revaluation of property, plant, equipment					-1,992				-1,992
Conversions of convertible loans		180		3,625					3,805
Optional stock dividend (b)		933		-933			11,526		11,526
Costs of purchase of shares							-74		-74
Foreign currency translations					1,486			59,795	61,281
Goodwill							-1,667		-1,667

Balance November 30, 2000	10,000	43,340	(a)	505,387	27,091	1,750	374,482	27,395	989,445

Net income							10,070		10,070
Transfer						-71	71
Dividends (c)							-52,336		-52,336
Conversions of convertible loans		293		6,005					6,298
Purchase of shares							-24,081		-24,081
Foreign currency translations								-20,819	-20,819
Reclassification (d)					-27,091		27,091

Balance November 30, 2001	10,000	43,633	(a)	511,392	0	1,679	335,297	6,576	908,577
Net income							112,531		112,531
Transfer						-384	384
Dividends (c)							-52,070		-52,070
Conversions of convertible loans				8					8
Purchase of shares							-6,029		-6,029
Costs of purchase of shares							-18		-18
Foreign currency translations							381	-54,455	-54,074
Reclassification (d)

Balance November 30, 2002	10,000	43,633	(a)	511,400	0	1,295	390,476	-47,879	908,925

(a)	These amounts include Euro 1,500, representing the nominal value of 30 priority shares of Euro 50.
(b)	Amounts relate to stock dividend which are estimated (Estimation in 2000 Euro nil).
(c)	Dividends per ordinary shares have been Euro 0.58, Euro 0.58 and Euro 0.58 (rounded) for respectively 2000, 2001 and 2002.
The dividend of cumulative financing preference shares is included in 2000, 2001 and 2002.
(d)	The revaluation account and the legal reserve are established according to Dutch Company Law and are generally unavailable for distribution.

	2000		2001		2002

Number of shares	Financing Preference shares	Ordinary shares	Financing Preference shares	Ordinary shares	Financing Preference shares	Ordinary shares

Balance at beginning of period	20,000,000	84,450,154	20,000,000	86,674,380	20,000,000	87,261,509
Conversion of convertible loans	—	359,218	—	587,129	—	1,016
Stock dividend	—	1,865,008	—	—	—	—
Balance at end of period	20,000,000	86,674,380	20,000,000	87,261,509	20,000,000	87,262,525

Convertible loans consist of a convertible Euro bond to Company personnel (see Note 10).

Repurchased number of ordinary shares	2001	2002

Balance beginning of the year	1,149,840	3,149,840
Repurchased	2,000,000	619,102

Balance end of the year	3,149,840	3,768,942

The repurchased ordinary shares are relating to the Stock Option Plan.

Certain information regarding the various classes of shares at November 30, 2002 is as follows:

	Authorized shares	Nominal value per share in Euro	Voting rights per share

Priority shares	30	50	100
Ordinary shares	145,000,000	0.50	1
Financing preference shares	30,000,000	0.50	1
Protective preference shares	175,000	500	1000

Priority shares

All priority shares are issued and outstanding. They are held by Stichting Fort Ginkel, Venlo, the Netherlands, the directors of which are: J.L. Brentjens (Chairman), R.L. van Iperen and M. Ververs.

The Articles of Association grant certain rights to the holders of priority shares, including the following:

•	the determination of the number of members of the Supervisory and Executive Boards;

•	the preparation of a binding nomination list for shareholders for the appointment of Supervisory and Executive Directors;

•	the alteration of the Articles of Association is possible only if proposed by such shareholders; and

•	approval is required for the issue of shares not yet issued.

In any one year not more than Euro 60 in dividends may be distributed on all the priority shares together.

Financing Preference Shares

All Financing Preference Shares are held by the Stichting Administratiekantoor Preferente Aandelen Océ in return for the issue to a number of institutional investors of registered depositary receipts with limited cancellability. The directors of this Foundation are H. de Ruiter (Chairman), S. Bergsma, J.M. Boll, L. Traas and D.M.N. van Wensveen.

Protective Preference Shares

Since 1979 the Company has been subject to an irrevocable obligation to issue to the Lodewijk Stichting, headquartered in Venlo, protective preference shares upon the request of said foundation. This obligation currently relates to a number of protective preference shares having a number of votes at most equal to the total number of votes of the ordinary shares and financing preference shares of the Company outstanding at the time of such request. The Directors of the Lodewijk Stichting are:

N.J. Westdijk (Chairman), S.D. de Bree, J.L. Brentjens, J.M.M. Maeijer, L. Timmerman and R.L. van Iperen.

13.	Commitments and contingent liabilities

The Company is contingently liable for the following items:

	November 30,

	2001	2002

	(in millions)
	Euro	Euro
Government development credits and related surcharges depending on the commercial success of related development projects for which these credits have been granted	47.8	47.2
Guarantee commitments	2.7	3.8
Recourse liabilities in respect of bills discounted	0.2	0.1
Collateral security for liabilities	0.1	0.4

In the ordinary course of business, the Company has incurred commitments pursuant to terms of leases and other contracts such as those for capital expenditures and purchase commitments.

Repurchase commitments year-end 2002 are Euro 5.5 million (2001: Euro 10.1 million) exist on the lease contracts with third parties. As a result of these commitments the machines have to be sold again upon their return. The estimated market value is higher than the repurchase commitment.

14.	Capital leases

The Company has included the following assets financed by capitalized leases in property, plant and equipment.

	November 30,

	2001	2002

	(in thousands)
	Euro	Euro
Buildings and improvements	15,454	15,454
Equipment and vehicles	5,420	4,657

	20,874	20,111
Less accumulated depreciation	9,295	9,078

Total	11,579	11,033

At November 30, 2002 minimum rental payments are as follows (in thousands):

Years ending November 30,	Euro

2003	1,800
2004	1,293
2005	532
2006	376
2007	271
Thereafter	1,356

Total minimum rental payments	5,628
Interest and executory costs	2,560

Present value of future minimum rental payments	3,068

15.	Operating leases

The Company has future minimum rental commitments under operating leases of approximately Euro 357 million at November 30, 2002. Sublease rental income is insignificant. Future rental payments (in thousands) are as follows:

Years ending November 30,	Euro

2003	89,810
2004	65,420
2005	46,233
2006	29,225
2007	29,161
Thereafter	97,166

Total	357,015

Total rental expense was Euro 89 million, Euro 103 million and Euro 112 million for the years ended November 30, 2000, 2001 and 2002, respectively. Approximately 80 % of the total in each year related to minimum rentals.

16.	Other current- and accrued liabilities

The other current- and accrued liabilities consists of the following (in thousands):

	2001	2002

	Euro	Euro
Current liabilities:
Value added taxes, social security and other taxes payable	54,321	53,917
Pension liabilities	8,685	4,906
Dividend	39,719	39,453
Income taxes	7,923	15,392
Other	49,454	24,685
Accrued liabilities:
Salaries and payroll taxes	140,951	157,865
Other	109,456	93,757

Total	410,509	389,975

17.	Income taxes

The additional information concerning the income tax expense consists of the following:

	Years ended November 30,

	2000	2001	2002

	(in millions)
	Euro	Euro	Euro
Netherlands	11.6	-8.2	9.9
Foreign	34.1	48.9	35.9

Current	45.7	40.7	45.8

Netherlands	24.4	8.5	2.9
Foreign	-2.9	-0.7	8.7

Deferred	21.5	7.8	11.6

Total	67.2	48.5	57.4

In the above exhibit the tax claim in 2001 of Euro 43.8 million related to the restructuring provision has not been taken into consideration.

The income tax provisions as shown in the accompanying Consolidated Statements of Operations differ from the amounts computed by applying the Dutch federal statutory income tax rates to income before income taxes and minority interests.

A reconciliation of the Dutch statutory income tax rate to the effective income tax rate is set forth below:

	Years ended November 30,

	2000	2001	2002

	%	%	%
Dutch statutory tax rate	35.0	35.0	35.0
Non-deductible expenses	1.8	2.1	1.7
Tax credits	-1.5	-2.0	-1.9
Foreign taxes deviating from the Dutch tax rate	-1.6	2.8	2.1
Released valuation allowance	-4.3	-5.8	-4.5
Other	0.9	-1.0	1.0

Effective income tax rate	30.3	31.1	33.4

Deferred taxes were provided for the following:

	Years ended November 30,

	2000	2001	2002

	(in thousands)
	Euro	Euro	Euro
Accelerated depreciation	14,891	-4,061	17,553
Inventory obsolescence	-3,883	14,506	-1,481
Net R&D expenses	8,847	3	3
Tax benefit of tax loss carry-forward	2,414	1,818	1,577
Leasing	-14,861	-23,423	-30,077
Other	14,088	18,937	24,059

	21,496	7,780	11,634

The composition of deferred income taxes, as shown in the Consolidated Balance Sheet, is as follows:

	2001		2002

	(in millions)

	assets	liabilities	assets	liabilities

	Euro	Euro	Euro	Euro
Intangible fixed assets	38.5	—	32.4	—
Leasing	—	112.1	—	98.0
Other fixed assets	14.1	4.5	2.4	12.3
Current assets	52.7	0.7	45.8	—
Other long term liabilities	45.0	0.1	25.1	0.2
Current liabilities	23.3	21.4	1.8	2.1

Total deferred tax assets/liabilities	173.6	138.8	107.5	112.6
Net deferred tax position	93.3	58.5	96.6	101.7
Tax loss carry forwards	23.7	—	19.8	—
Valuation allowance	-53.3	—	-52.4	—

Provision for deferred income tax assets and liabilities	63.7	58.5	64.0	101.7

Deferred tax assets form part of the balance sheet caption “Other long term assets”.
The valuation allowance is related to tax loss carry forwards and to the item ‘Intangible fixed assets’. The realization of this last item is not assured.

At November 30, 2002 no provision was made for withholding taxes on dividends of approximately  Euro 1.1 million relating to undistributed earnings of certain subsidiaries which management intends to reinvest indefinitely.

At November 30, 2002 Euro 19.8 million taxes on operating loss carry forwards expires as follows:

Year	2003	2004	2005	2006	2007	thereafter	unlimited	Total

Amount	0.1	—	—	0.6	1.2	3.8	14.1	19.8

18.	Financial expense (net)

Financial expense consists of:

	Years ended November 30,

	2000	2001	2002

	(in thousands)

	Euro	Euro	Euro
Interest and similar income items	-8,584	-5,404	-4,422
Interest charges and similar expenses	67,571	72,125	56,751
Other financial expenses	1,715	2,204	1,772

Financial expense (net)	60,702	68,925	54,101

Amounts of interest capitalized in each year were immaterial.

19.	Foreign exchange results

Foreign currency results are included in cost of goods sold for an amount of Euro 27.0 million (loss) and Euro 7.9 million (profit) for 2001 and 2002 respectively.

20.	Minimum future rental copying income

Copiers are rented generally for periods of one to three years. The rental contracts vary as to terms, but in general contain a provision for fixed monthly rentals with additional rentals contingent, approximately 40%, on the number of copies made.

At November 30, 2002, minimum future rentals totaled approximately Euro 223 million to be received as follows (in millions):

Years ending November 30,	Euro

2003	100
2004	59
2005	34
2006	18
Thereafter	12

Total	223

The amount above the contractual minimum receivables included in the Consolidated Statements of Operations were approximately Euro 115 million, Euro 125 million and Euro 117 million for 2000, 2001 and 2002, respectively.

21.	Segment information

Below is shown the operating profit (in millions):

2002	Total	Wide Format Printing Systems	Digital Document Systems

	Euro	Euro	Euro
Revenues	3,176	1,021	2,155
Operating profit	226	97	129
Assets	2,851	803	2,048

2001	Total	Wide Format Printing Systems	Digital Document Systems

	Euro	Euro	Euro
Revenues	3,234	1,012	2,222
Operating profit	225	98	127
Assets	3,128	809	2,319

2000	Total	Wide Format Printing Systems	Digital Document Systems

	Euro	Euro	Euro
Revenues	3,224	1,038	2,186
Operating profit	282	103	179
Assets	3,216	829	2,388

The spread of revenues, assets and investments per geographical area are shown below (in millions):

	revenues per geographical area		geographical spread of assets		geographical investments

Countries	2001	2002	2001	2002	2001	2002

	Euro	Euro	Euro	Euro	Euro	Euro
United States	1,333	1,298	1,000	885	42	35
Germany	392	371	538	450	26	18
Netherlands	279	278	586	625	72	75
United Kingdom	219	238	262	237	40	—
France	220	209	201	178	4	3
Rest of Europe	568	554	422	361	14	14
Rest of the World	223	228	119	115	2	5

Total	3,234	3,176	3,128	2,851	200	150

22.	Financial derivative instruments

It is the Company’s policy that interest rate swaps and bought caps are allowable hedge contracts when the transactions reduce interest rate risk.

The Company enters into interest rate swap contracts to manage interest costs, interest income (of the lease portfolio) and the risk associated with changing interest rates. At November 30, 2002 the following contracts which effectively converted its fixed Euro rate debt (see Note 10) into variable rate debt was in effect:

Fixed rate receipts	Variable rate payment	Remaining weighted average maturity in years	Notional amount (in millions)

6.39%	3.61%	3.65	Euro	352

Also contracts which convert floating rate debt (see also Note 8 and 10) into fixed rate debt were in effect:

Weighted average fixed rate payments	Remaining average maturity in years	Notional amount (in millions)

5.86%	0.69	Australian Dollars	23
5.60%	1.21	Pound Sterling	54
5.39%	1.55	U.S. Dollars	287
3.40%	0.18	Swiss Francs	18
4.26%	1.02	Euro	304

The aggregated estimated fair value of above swap contracts was approximately Euro 5.7 million based on the interest rates at November 30, 2002.

Foreign Exchange Contracts

The Company enters into foreign currency exchange contracts aimed at protecting the operating income and investments held in foreign currencies. During 2002 the Company has entered into forward exchange contracts mainly in currencies which fluctuate vis-à-vis the Euro including the U.S. Dollar, Pound Sterling etc.

Per November 30, 2002, the countervalue in Euro of such contracts in foreign currencies amounted to Euro 280 million in respect of  the hedge of forecasted cash flows and Euro 173 million in respect of the hedge of the net investments of group companies. The aggregated market value of the above foreign currency positions would give an outcome of respectively Euro 7 million and Euro 11 million higher than the contracted value at November 30, 2002.

The interest rate swap agreements and the foreign exchange contracts have been entered into with major financial institutions which are expected to fully perform under the terms of the agreements.

The Company’s accounts receivable result from its trade and lease operations and reflect a broad customer base nationally as well as internationally. The Company routinely assesses the financial strength of its customers. As a consequence, concentrations of credit risk are limited.

The Company’s cash equivalents are in high quality securities placed with major international banks and financial institutions. This policy limits the exposure to credit risk.

The only balance sheet item of which the fair value deviates from the carrying value is the ‘Long term debt’. The fair value of the long term debt is approximately Euro 46.6 million lower than the carrying value based on similar terms and remaining maturities.

23.	Subsequent events

There are no material subsequent events.

24.	Pension disclosures

Employee pension plans have been established in many countries with the legal requirement, customs and the local situation in the countries involved.  The major countries were we have (defined) benefit plans are Germany, U.K., the Netherlands, Switzerland and the USA. It should be noted that also in these countries the plans are deviating per company and that even per company different plans can exist.  The benefits provided by these plans are based primarily on employees’ years of service and compensation near retirement.

The pension valuation

The pension valuation has been performed in accordance with US GAAP. The applicable guideline is ‘Financial Accounting Standard No. 87: ‘Employers Accounting for Pensions’. The liabilities, Projected Benefit Obligation (PBO) and Accumulated Benefit Obligation (ABO), have been determined in accordance with the projected unit credit method and the unit credit method respectively as prescribed by FAS 87. The value of the pension assets have been determined at fair value. The following average assumptions have been used:

Assumptions as per November 30	2001	2002

Discount rate	6.10%	5.70%
Expected return on plan assets	7.92%	7.32%
Wage of compensation increase	3.29%	3.23%
Rate of benefit increase	3.04%	2.59%

The pension charge has been determined in accordance with US GAAP for the years 2000, 2001 and 2002:

Components of pension charge	2000	2001	2002

	(in thousands)
	Euro	Euro	Euro
Service costs	-37,505	-37,651	-39,237
Interest costs	-52,144	-57,804	-61,690
Expected return on plan assets	57,623	64,722	60,147
Amortization transition costs	3,011	3,338	4,494
Amortization service costs	20	-178	204
Amortization of gains/losses	-1,640	-52	-3,927
Other costs	—	15	-2

Net periodic costs	-30,635	-27,610	-40,011
Pension costs under Dutch GAAP	-36,161	-39,336	-42,644

Lower pension charge under US GAAP	5,526	11,726	2,633

The balance sheet components have been determined in accordance with US GAAP as per November 30, 2001 and 2002:

Components of balance sheet as at November	2001	2002

	(in thousands)
	Euro	Euro
Accumulated Benefit Obligation (ABO)	-832,079	-951,433
Projected Benefit Obligation (PBO)	-1,010,666	-1,148,372
Fair value of plan assets	782,578	731,943

Funded Status	-228,088	-416,429
Unrecognized transition costs	-6,503	-3,266
Unrecognized prior service costs	1,767	2,568
Unrecognized net gains/losses	128,312	311,432

Prepaid/(accrued) benefit costs	-104,512	-105,695
Pension provision under Dutch GAAP	-156,051	-158,402

Lower pension provision under US GAAP	51,539	52,707

Additional balance sheet components under US GAAP
Additional minimum liability	-10,822	-140,830
Intangible assets	965	3,472

Reduction to equity	-9,857	-137,358

	2001	2002

	(in thousands)
	Euro	Euro
Change in PBO during 2001 / 2002
PBO at beginning of year	-933,137	-1,010,666
Service costs	-37,773	-39,237
Interest costs	-57,920	-61,690
Plan participants contribution	-9,426	-10,373
Amendments	7,552	5,544
Actuarial gains (losses)	-7,125	-75,219
Benefits paid out	23,535	26,062
Exchange rate differences	3,628	17,207

PBO at end of year	-1,010,666	-1,148,372

Change in plan assets during 2001/ 2002
Fair value plan assets at beginning of year	826,332	782,578
Actual return on plan assets	-48,918	-53,843
Employers contribution	28,740	36,571
Plan participants contribution	9,426	10,373
Benefits paid out	-29,379	-30,776
Exchange rate differences	-3,623	-12,960

Fair value plan assets at end of year	782,578	731,943

25.	Generally accepted accounting principles in the United States of America

A reconciliation of amounts shown in the accompanying Consolidated Statements of Operations to amounts determined in accordance with US GAAP follows:

	Years ended November 30,

	2000		2001		2002		2002

	(in thousands, except shares and per share amounts)
	Euro		Euro		Euro			$*
	(restated)		(restated)
Net income as shown in the accompanying Consolidated Statements of Operations	151,741		10,070		112,531			111,766
Items having the effect of increasing (decreasing) reported net income:
Depreciation	498		—		—			—
Business combinations	-12,317		-11,949		-8,130			-8,075
Reorganization	-29,894		40,099		-43,511			-43,215
Self insurance franchise	-908		-908		-907			-901
Bookprofit on disposal of fixed assets	-4,415		—		—			—
Pensions	5,738		11,726		2,633			2,615
Derivatives	-17,483		53,277		-4,230			-4,201
Option plan	—		—		-598			-594
Tax effect on adjustments	14,234		-35,833		14,941			14,839
Use of tax-deductible goodwill	-9,685		-14,800		-7,721			-7,668

Net income according to US GAAP	97,509		51,682		65,008			64,566

Earnings per ordinary share:
Basic	Euro	1.11	Euro	0.56	Euro	0.73	$	* 0.73
Diluted	Euro	1.10	Euro	0.56	Euro	0.73	$	* 0.72
Weighted average number of ordinary shares outstanding:
Basic	84,400,936		85,241,097		84,086,202			84,086,202
Diluted	85,531,918		85,955,452		84,779,196			84,779,196

	Statement of Comprehensive income

	2000	2001	2002	2002

	(in thousands)
	Euro	Euro	Euro	$*
	(restated)	(restated)
Net income	97,509	51,682	65,008	64,566
Foreign currency translation adjustment	62,455	-21,695	-55,920	-55,540
Additional minimum liability	-29	-9,472	-127,501	-126,634
Derivative instruments	—	—	-4,729	-4,697

Comprehensive income	159,935	20,515	-123,142	-122,305

* See Note 0

A reconciliation of the shareholders’ equity as shown in the accompanying Consolidated Balance Sheets to amounts determined in accordance with US GAAP follows:

	Years ended November 30,

	2001	2002	2002

	(in thousands)
	Euro	Euro	$*
	(restated)
Shareholders’ equity as shown in the accompanying Consolidated Balance Sheets	908,577	908,925	902,744
Items having the effect of increasing (decreasing) reported shareholders’ equity:
Business combinations	206,688	198,558	197,208
Reorganization provisions	83,357	39,846	39,575
Pension provision	51,539	52,707	52,349
Additional minimum liability	-9,857	-137,358	-136,424
Self-insurance franchise	908	—	—
Dividend not declared	13,830	16,876	16,761
Derivative instruments	39,719	39,453	39,185
Option plan	—	-598	-594
Deferred income taxes on above adjustments	-12,900	-8,226	-8,170

Shareholders’ equity according to US GAAP	1,281,861	1,110,183	1,102,634

If the above adjustments were reflected in the Consolidated Balance Sheets, the amounts of the following accounts would be:

		Years ended November 30,

		2001	2002	2002

		(in thousands)
		Euro	Euro	$*
		(restated)
Intangible assets	Gross	351,273	411,493	408,695
	Amortization	-100,268	-123,325	-122,486
Long term liabilities	Deferred income taxes	71,383	110,008	102,260
	Self insurance franchise	—	—	—
	Reorganization provision	150,274	164,543	163,424
	Pension provision	56,907	56,139	55,757
	Other	24,406	36,697	36,447
Current liabilities	Dividend	—	—	—
	Other	44,326	149,238	148,223

*  See Note 0

Revaluation of property, plant and equipment

Prior to 2001, the Company revalued its fixed assets to the lower of replacement value or the value to the business at each balance sheet date. Under US GAAP fixed assets are valued at historical cost. Accordingly the difference in carrying value of revalued assets and related depreciation has been included as a reconciling item.

Business combinations

As of December 1, 2000 goodwill has been capitalised under Dutch GAAP. Previously under Dutch GAAP goodwill was charged, net of tax, directly to shareholders’ equity, whereas US GAAP required that it be capitalized and amortized over its useful life but not in excess of forty years.

For business combinations initiated after June 30, 2001, US GAAP requires that goodwill no longer be amortized, but be assessed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Reorganization provision

Under Dutch GAAP costs to be incurred in restructuring the business are accrued and included under exceptional items. There are no specific requirements as to the nature of these items. Under US GAAP, reorganization provisions are accrued when management approves and commits to a firm plan and communicates the plan to the affected employees. Therefore, certain costs accrued under Dutch GAAP are expensed as incurred under US GAAP.

Self -insurance franchise

As described in Note 0 to the Consolidated Financial Statements, the Company provides for uninsured potential future losses that have not yet occurred. Under US GAAP such losses are not accrued until they are incurred.

Book profit on disposal of fixed assets
In valuing one fixed asset item a provision had been made which was not acceptable under US GAAP. This fixed asset was sold during the year ended November 30, 2000.

Pensions

Under Dutch GAAP the valuation took place on locally prescribed calculations. Océ adopted FAS 87 for US GAAP purposes as of December 1, 1995.  Under US GAAP, the calculation of the pension charges and related liabilities are based on a specific methodology that reflects the concept of accrual accounting, whereby certain amounts are systematically incorporated into the statement of operations during the employees’ periods of service.  Amounts recognized as expenses are typically different from amounts paid.  The regulations for calculating the pension charge under US GAAP are more comprehensive and more detailed than under Dutch GAAP.

Option plans

Under Dutch GAAP, compensation charges for the issuance of share options are recorded to the extent that the market value of the common stock exceeds the exercise price on the date of grant. Under US GAAP, certain of Oce’s option plans do not meet the provisions for fixed plan accounting in accordance with Accounting Principles Board Opinion No. 25, ‘Accounting for Stock Issued to Employees’, and therefore variable accounting is applied using the intrinsic value method. Océ has and will continue to remeasure compensation cost for the ‘variable’ options until the options are exercised, cancelled or forfeited.

Derivative instruments

Under Dutch GAAP, receivables and liabilities denominated in a foreign currency, including derivative contracts, are in principle carried at cost converted into Euro at the exchange rates at the end of the period. US GAAP requires valuation of derivatives at fair value. Under Dutch GAAP, unrealized gains and losses on interest rate swaps used in hedging relationships are deferred until settlement or termination. Under US GAAP, these contracts are carried at fair value. Changes in fair value are recorded in the statement of operations. The Company has restated its US GAAP reconciliation of shareholders’ equity for the year ended November 30, 2001 and net income for the two years ended November 30, 2001 to correct errors in the application of accounting for derivative financial instruments.  The errors occurred in connection with the adoption of  SFAS No. 133 in 2001 and the accounting for forward currency exchange contracts.  Certain forward currency exchange contracts and interest rate swaps were not recognized at fair value. These errors resulted in the overstatement of financial income of Euro 11.4 million, and an understatement of financial income of  Euro 34.6 million for the years ended November 30, 2000 and 2001, respectively.  The Company has restated its shareholders’ equity as of November 30, 2001 from Euro 1,269,104 thousand as previously reported to Euro 1,281,861 thousand.

The effect of this restatement on the US GAAP reconciliations for the years ended November 30, 2000 and 2001 are as follows (in thousands):

	2000	2000	2001	2001

	as reported	as restated	as reported	as restated
	Euro	Euro	Euro	Euro
Amounts in accordance with US GAAP
Shareholders’ equity	1,324,689	1,304,748	1,269,104	1,281,861
Net income	108,873	97,509	17,052	51,682
Net income per share (basic)	1.25	1.11	0.16	0.56
Net income per share (diluted)	1.23	1.10	0.16	0.56

Use of tax-deductible goodwill

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

Dividends not declared
Under Dutch GAAP the final dividend is reported under “Other current- and accrued liabilities”. Under US GAAP this dividend is included under “Shareholder’s equity” until formal declaration.

Interest from capital leases - As explained in Note 0 to Consolidated Financial Statements interest from capital leases has been recognized as a component of total revenues. Under US GAAP the related financial interest expense should be reported as a component of operating income.

Risk and uncertainties - The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements in order to conform with generally accepted accounting principles. Changes in such estimates and assumptions may affect amounts reported in future periods.

26.	Earnings per share calculations

		Years ended November 30,

		2000	2001	2002

		(restated)	(restated)
Basic earnings per share computation
Weighted average number of shares outstanding (a.)		84,400,936	85,241,097	84,086,202
		Euro	Euro	Euro
Net income (US GAAP) available to shareholders		97,509	51,682	65,008

Less:	Dividend financing preference shares	-3,551	-3,551	-3,551

Net income (US GAAP) available to holders of ordinary shares in thousands of Euro (b.)		93,958	48,131	61,457

The basic earnings per share are calculated as the net income (US GAAP) available to holders of ordinary shares (b.) times thousand divided by the weighted average number of shares outstanding (a.).

		Years ended November 30,

		2000	2001	2002

		(restated)	(restated)
Diluted earnings per share computation
Weighted average number of shares outstanding		84,400,936	85,241,097	84,086,202

Plus:	- Shares applicable to convertible debt	1,130,982	714,355	567,947
	- Options	—	—	125,047

Adjusted weighted average number of shares (c.)		85,531,918	85,955,452	84,779,196

		Euro	Euro	Euro
Net income (US GAAP) available to holders of ordinary shares in thousands of Euro		93,958	48,131	61,457
Plus:	- Interest on assumed conversion of convertible debt (net of tax)	420	270	322

Net income available to holders of ordinary shares inclusive effect of assumed conversion of convertible debt in thousands of Euro (d.)		94,378	48,401	61,779

The diluted earnings per share are calculated as the net income available to holders of ordinary shares inclusive effect of assumed conversion (d.) times thousand divided by the adjusted weighted average number of shares (c.).

SCHEDULE II

OCE AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS AS OF
NOVEMBER 30, 2000, 2001 AND 2002

	Balance at beginning of period	Additions charged to income	Acquisition	Deductions	Balance at end of period

	(In thousands)
	Euro	Euro	Euro	Euro	Euro
2000
Allowance for doubtful accounts:
- Accounts receivable	45,808	23,397	76	16,523	52,758
- Finance lease debtors	8,648	6,315	—	1,716	13,247
Allowance for stock obsolescence	165,245	25,892	6,469	13,921	183,685
Valuation allowance for deferred tax assets	70,353	-8,085	—	—	62,268
2001
Allowance for doubtful accounts:
- Accounts receivable	52,758	25,486	321	16,764	61,801
- Finance lease debtors	13,247	12,239	—	626	24,860
Allowance for stock obsolescence	183,685	36,784	192	44,643	176,018
Valuation allowance for deferred tax assets	62,268	-9,003	—	—	53,265
2002
Allowance for doubtful accounts:
- Accounts receivable	61,801	29,336	1,553	26,922	65,768
- Finance lease debtors	24,860	11,061	—	4,037	31,884
Allowance for stock obsolescence	176,018	18,765	10,897	48,317	157,363
Valuation allowance for deferred tax assets	53,265	-817	—	—	52,448

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

OCÉ N.V.

By:	/s/ R.L. van Iperen

R.L. van Iperen Chairman of the Board of Executive Directors

Dated: March 18, 2003

Certification

I, R.L. van Iperen, certify that:

1. I have reviewed this annual report on Form 20-F of Océ N.V.

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: March 18, 2003
/s/ R.L. van Iperen

[Signature]
Chairman of the Board of Executive Directors

Certification

I, J. van den Belt, certify that:

1.     I have reviewed this annual report on Form 20-F of Océ N.V.

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: March 18, 2003

/s/ J. van den Belt
[Signature]
Chief Financial Officer and member of the Board of Executive Directors