Form 20-F/A
period 2002-11-30
OCE N V
filed 2003-09-23
CIK 753058

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A-1

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for at least the past 90 days. Yes ☒    No ☐.

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☒    Item 18 ☐

Copies of notices and communications from the Securities and Exchange Commission should be sent to:

Daniel I. Booker	H.J. Huiberts
Reed Smith LLP	Secretary of the Company
435 Sixth Avenue	Océ N.V.
Pittsburgh, PA 15219	P.O. Box 101
5900 MA VENLO
The Netherlands

TABLE OF CONTENTS

Item	Description	Page

Part III

19	Exhibits
Signatures
Exhibit Index

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended November 30, 2002 of Océ N.V. (the “Company”) is being filed with the United States Securities and Exchange Commission (the “SEC”) solely for the purpose of amending and restating Exhibit 4(d). In connection with this amendment, the registrant is including the certifications required by Rule 13a-14(a) promulgated under the Securities and Exchange Act of 1934, as amended. The Company has not updated the disclosure in this Amendment to speak as of a later date than the date of the original filing.

Item 19    FINANCIAL STATEMENTS AND EXHIBITS

The following exhibits are being filed as part of this Amendment No. 1:

4 (a)    Private Label Program Agreement dated November 5, 2002, between the Company and De Lage Landen International B.V. *

THIS AGREEMENT HAS BEEN MODIFIED. MATERIAL HAS BEEN OMITTED FROM THIS AGREEMENT PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT AND THAT MATERIAL HAS BEEN FILED SEPARATELY WITH THE OFFICE OF THE SECRETARY OF THE U.S. SECURITIES AND EXCHANGE COMMISSION. A DOUBLE ASTERISK (“**”) MARKS EACH PLACE WHERE INFORMATION HAS BEEN OMITTED FROM THIS AGREEMENT PURSUANT TO SUCH REQUEST.

33.1    Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) *

33.2    Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)*

* Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A-1 and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to Annual Report on Form 20-F.

OCÉ N.V.

By:	/s/ R. L. VAN IPEREN
R.L. van Iperen Chairman of the Board of Executive Directors

Dated: September 23, 2003