Form 20-F
period 2003-11-30
OCE N V
filed 2004-03-30
CIK 753058

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2003

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

Securities registered pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s class of capital or common stock as of the close of the period covered by the annual report.

87,263,488 Ordinary Shares

(nominal value Euro 0.50 per share)

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

Indicate by check mark when the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐.

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Daniel I. Booker Reed Smith LLP 435 Sixth Avenue Pittsburgh, PA 15219	H.J. Huiberts Secretary of the Company Océ N.V. P.O. Box 101 5900 MA VENLO The Netherlands

PART I

Item 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

  Not applicable.

Item 2 OFFER STATISTICS AND EXPECTED TIMETABLE

  Not applicable.

Item 3 KEY INFORMATION

Except where otherwise indicated, as used herein, the following terms will have the following meanings:

•	“the Company”, “Océ”, “we”, “us”, “our”, the “Group” and similar terms refer to Océ N.V. and its consolidated subsidiaries;

•	references to a particular year (e.g. 2003) are to the fiscal year ending November 30 (e.g. November 30, 2003);

•	references to “Ordinary Shares” are to the Company’s ordinary shares, nominal value 0.50 Euro per share; and

•	references to “ADSs” are to the Company’s American Depositary Shares, which are Ordinary Shares that have been deposited with Morgan Guaranty Trust, as Depositary, and which are evidenced by American Depositary Receipts or “ADRs”.

A. Selected financial data

Exchange rate information

On January 1, 1999 the Euro became the single currency of eleven of the fifteen member states of the European Union, replacing the Dutch Guilder as the currency in The Netherlands for wire transfers, and on January 4, 1999 the Stock Market of Euronext Amsterdam N.V. (“Euronext Amsterdam”) began listing and trading stocks, including the Ordinary Shares, in Euros. Effective May 9, 1999, the nominal values of the Company’s capital stock were redenominated from Dutch Guilder to the Euro. From 1999 through 2001, parties were able to use both local currencies and the Euro for business transactions. On January 1, 2002 the Euro became the single currency of certain member states of the European Monetary Union, including The Netherlands (the “Eurozone”), for all cash transactions.

Amounts set forth in this report are expressed either in Euros (“Euro” or “€”) or in United States dollars (“dollars” or “$”). Amounts for periods prior to January 1, 1999 have been restated from the Dutch Guilder into Euros, based on the official fixed rate of 2.20371 Guilders to 1 Euro. Unless otherwise indicated, the amounts stated in dollars included in this report for 2003 were converted into dollars from Euros at an exchange rate of $1.1995 to 1 Euro, which was the Noon Buying Rate on November 30, 2003. The “Noon Buying Rate” for a given date is the noon buying rate for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on the applicable date.

The following table sets forth the high, low and average exchange rates for one Euro expressed in dollars based on the Noon Buying Rate on the dates and for the periods indicated. The average rates for each period are calculated by using the average of the exchange rates on the last day of each month during the period.

Years ended November 30,	Low	High	Average	Period-End

1999	1.01	1.19	1.08	1.01
2000	0.83	1.03	0.93	0.87
2001	0.84	0.95	0.90	0.90
2002	0.86	1.02	0.94	0.99
2003	0.99	1.20	1.12	1.20

Months ended:		Low	High	Average	Period-End

2003	September	1.08	1.17	1.13	1.17
	October	1.15	1.19	1.17	1.16
	November	1.14	1.20	1.17	1.20
	December	1.19	1.26	1.23	1.26
2004	January	1.23	1.29	1.26	1.25
	February	1.24	1.29	1.26	1.25

Primary Currencies

As an international company, several foreign currencies are important to the business of the Company. The following is a list for each applicable currency of the average exchange rates (expressed in Euros for each currency) during the applicable year and the exchange rates (expressed in Euros for each currency) as of November 30, 1999 through November 30, 2003. The average rates are calculated on the average of the daily rates per month weighted with the monthly revenues.

Applicable Currency	Average Rate During the Fiscal Year					Rate as of November 30,
	1999	2000	2001	2002	2003	1999	2000	2001	2002	2003
Pound sterling	0.66	0.61	0.62	0.63	0.68	0.63	0.61	0.62	0.64	0.70
United States dollar	1.08	0.93	0.89	0.93	1.11	1.00	0.86	0.89	0.99	1.20
Australian dollar	1.67	1.58	1.72	1.72	1.75	1.59	1.65	1.71	1.77	1.65
Japanese Yen (10,000)	123.53	99.18	107.53	117.12	130.14	102.40	95.92	109.82	121.76	131.25
Swiss franc	1.60	1.56	1.50	1.47	1.51	1.60	1.51	1.47	1.48	1.55

See Item 11, “Quantitative and Qualitative Disclosures about Market Risk”, for a further discussion of the impact of foreign currency fluctuations and hedging on foreign exchange rates.

Select Financial Information

The following table sets forth certain selected consolidated financial information of Océ N.V. and its consolidated subsidiaries and has been derived from Océ’s audited Consolidated Financial Statements. This financial information should be read in conjunction with Item 5, “Operating and Financial Review and Prospects,” and the Company’s Consolidated Financial Statements and the Notes thereto included in this report. The Company’s Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in The

Netherlands (“Dutch GAAP”), and have been reconciled to generally accepted accounting principles in the United States of America (“U.S. GAAP”). U.S. GAAP varies in certain significant respects from Dutch GAAP. For a discussion of the principal differences between Dutch GAAP and U.S. GAAP, see Item 5, “Operating and Financial Review and Prospects,” and Note 26 to the Company’s Consolidated Financial Statements. Except where expressly noted, all financial information included in this report was prepared in accordance with Dutch GAAP.

(In millions except per share amounts)	Years ended November 30(b),
	1999		2000	2001		2002	2003	2003

CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Amounts in accordance with Dutch GAAP	Euro		Euro	Euro		Euro	Euro	$

Revenues	2,838		3,224	3,234		3,176	2,769	3,322
Operating income	248		282	225		226	125	150
Income before income taxes, equity in income of investments in minority interests and minority interest	189		222	156		172	94	113
Exceptional item (net of tax)	-55		—	-95		—	—	—
Net income	77		152	10		113	61	74

Basic earnings per ordinary share(a)	1.54	(e)	1.76	1.19	(e)	1.30	0.69	0.83
Diluted earnings per ordinary share(a)	1.53	(e)	1.74	1.18	(e)	1.29	0.69	0.83
Dividends per ordinary share(a)(d)	0.50		0.58	0.58		0.58	0.58	0.70

Amounts in accordance with U.S. GAAP (c)
Net income	61		98	52		65	51	61
Earnings per ordinary share
Basic(a)	0.70		1.11	0.56		0.73	0.57	0.68
Diluted	0.69		1.10	0.56		0.73	0.56	0.68

CONSOLIDATED BALANCE SHEET DATA:

Amounts in accordance with Dutch GAAP
Total assets	2,968		3,216	3,128		2,862	2,421	2,904
Long term debt	884		854	754		757	381	457
Capital stock	554		559	565		565	565	678
Shareholders’ equity	818		989	909		771	713	855
Number of shares outstanding (x1000)(a)	83,191		84,400	85,241		84,086	83,409	83,409

Amounts in accordance with U.S. GAAP (c)
Total assets	3,198		3,431	3,334		3,053	2,622	3,145
Long term debt	884		854	754		757	381	457
Capital stock	554		559	565		565	565	678
Shareholders’ equity	1,155		1,305	1,282		1,110	1,079	1,295
Number of shares outstanding (x1000)(a)	83,191		84,400	85,241		84,086	83,409	83,409

(a)	Based on the weighted average number of Ordinary Shares outstanding during each period including ADSs (with one ADS representing one Ordinary Share) and reduced by the number of shares purchased by the Company in connection with its stock option plans.
(b)	The comparability of the Selected Financial Information is affected by the acquisitions of Océ Japan Corporation effective May 1999, CGK Computer Gesellschaft Konstanz G.m.b.H. (now known as Océ Document Technologies G.m.b.H.) effective April 1, 2000, Practical Print Solutions, Ltd. effective November 2001, Gretag Professional Imaging (now known as Océ Display Graphics Systems, Inc.) effective as of December 2001 and the sale of the Company’s South African operations effective as of June 1, 2003. See Item 5 “Operating and Financial Review and Prospects”.
(c)	See Note 26 of Notes to Consolidated Financial Statements.
(d)	Based on amount of cash dividend.
(e)	The amount stated is before exceptional items. After the exceptional items, the basic earnings per Ordinary Share were Euro 0.88 and $ 0.77 in 1999 and Euro 0.08 and $ 0.07 in 2001.

Dividends

The following table sets forth the interim, final and total cash dividends paid in Euros to the holders of the Company’s Ordinary Shares and translated into dollars based on the Noon Buying Rate on each of the respective dates on which the Company paid its interim and final cash dividends. The actual exchange rate applied by Morgan Guaranty Trust Company of New York, as the Depositary for the Company’s ADSs, with respect to the dividends actually paid to the holders of the ADSs may vary from the Noon Buying Rate.

Years ended November 30,	Euro per Ordinary Share				Dollar per Ordinary Share
	Interim	Final		Total	Interim	Final	Total
1999	0.15	0.35		0.50	0.15	0.35	0.50
2000	0.15	0.43		0.58	0.13	0.37	0.50
2001	0.15	0.43		0.58	0.14	0.37	0.51
2002	0.15	0.43		0.58	0.15	0.43	0.58
2003	0.15	0.43	*	0.58	0.18	0.52	0.70

*	As approved by the shareholders of the Company at the Annual General Meeting of Shareholders on March 2, 2004.

B. Capitalization and indebtedness

Not applicable.

C. Reasons for the offer and use of proceeds

Not applicable.

D. Risk factors

Forward Looking Statements under the Private Securities Litigation Reform Act of 1995

This annual report contains certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (referred to hereafter as the Exchange Act). These forward-looking statements, which may be expressed in a variety of ways, including the use of future or present tense language, refer to future events. Océ has based these forward-looking statements on its current expectations and projections about future events.

Océ’s expectations and projections may change, and Océ’s actual results, performance or achievements could be significantly different from the results expressed in or implied by these forward-looking statements based on various important factors, risks and uncertainties (some of which are beyond Océ’s control),which are neither manageable nor foreseeable by Océ. When considering these forward-looking statements, readers should keep in mind these risks, uncertainties and other cautionary statements made in this annual report or Océ’s other annual or periodic reports filed with the United States Securities and Exchange Commission (the “SEC”). In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur.

Océ’s forward-looking statements speak only as of the date on which the statements are made, and Océ undertakes no obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

Océ’s business is affected by adverse economic conditions and resulting declines in customers’ investments in machines

Océ’s profitability in 2002 and 2003 was adversely affected by the global economic slowdown, particularly in North America and Western Europe, and Océ’s profitability in 2004 or thereafter may also be further affected by a prolonged economic slowdown.

Océ’s revenues generally are obtained from three sources: revenues from product sales, revenue from rentals and service and interest from financial leases. Océ further groups its revenues based on whether the revenue is non-recurring revenue (such as revenue from sales of machines, software and professional services) or recurring revenue (such as sales under long-term maintenance or facility service contracts, rentals, interest from financial leases).

During a short-term economic slowdown, non-recurring revenues are adversely affected because customers are reluctant to buy new machines, but this adverse impact is generally offset by recurring revenue from long term maintenance and service contracts. During a prolonged economic slowdown, however, the reluctance of Océ customers to invest has an adverse impact on both recurring and non-recurring revenue because both types of revenue are based on the installed machine population. As long term maintenance contracts expire during a prolonged economic slowdown the Company enters into fewer new long term agreements to replace expiring contracts because less customers are investing in machines during the slowdown.

The decline in the sales of machines over the past three years resulted in a decrease in Océ’s non-recurring and recurring revenue in 2003. Because global economic developments are uncertain in 2004, the continued economic slowdown could continue to adversely affect Océ’s revenues and financial condition.

Diversity in revenues is important to the Company’s stability

Océ’s strong technology base, the geographic markets in which Océ operates and the Company’s long-term relationship with diverse categories of customers help Océ spread the risk related to a downturn in the economic cycle. In addition, outsourcing of production activities and flexible deployment of personnel in the Company’s manufacturing facilities help to offset some of the negative effects of a downturn in the economic cycle. On a geographical basis Océ’s revenues are spread between Europe (55%), the United States (38%) and the rest of the world (7%). In 2003, the results in the United States were not as favorable as the results in prior years due primarily to the weaker U.S. dollar and increased competition in the United States. This decline, however, was partly offset by more favorable returns in Europe, where the 2003 results exceeded the 2002 results. A balanced spread of revenues and income among the various countries is essential for Océ to ensure that it is not dependent on the results in a limited number of countries.

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

The Company is highly dependent on developing new technology

Océ’s competitive strength hinges on its ability to respond quickly to ever changing demands in the market by introducing distinctive products, and providing systems and services to a diverse category of customers. Research and the development of new technology plays a key role in enabling the Company to continue to respond to the market and introduce new products and update existing products. The Company offers technological concepts, which it has developed primarily internally, through the acquisition of businesses or by entering into joint ventures or development agreements with third parties, which give the Company a clear and distinctive profile. The most important elements of Océ’s profile are reliability, productivity, ease of use, environmental friendliness and a low total cost of ownership.

In order to continue to develop new technology, Océ‘s invests approximately 6 to 7% of its revenues annually in research and development. The process of developing new technologies, products and solutions is inherently complex and uncertain and involves significant time, resources, costs and risks. Generally, the development of new technologies and products takes between four and eight years. Accurate anticipation of customers’ changing needs and emerging technological trends is critical. Océ must make long-term investments and commit significant resources before knowing whether these investments will eventually result in products that achieve customer acceptance and generate the revenues required to provide anticipated returns from these investments. Océ may experience difficulties in realizing the expected benefits from its investments in new technologies and companies. In addition, Océ products’ reliance on new technology may result in performance or quality problems as technology is implemented. There is no assurance that the technology will be successful or timely or that it will respond to current market demands.

Océ’s business model is founded on a strong and diverse in-house technology portfolio combined with close interaction between the research and development component of the business and the sales and service component of the business. The close and continuing interaction between research and development, on one hand, and direct sales and services, on the other hand, is crucial to the Company’s strategy to provide high quality products and services in response to the demands of the market.

In addition, because of the rapid developments in technology and in the markets in which Océ operates, there is a risk that changes in technology could render the Company’s technology, products, enhancements and solutions outdated or obsolete, and could result in the Company’s inventory becoming in part obsolete or unsaleable. Although Océ attempts to reduce this risk by applying a clear depreciation method for its machines there is no assurance that as technology changes, Océ will not hold a larger than expected number of obsolete machines or machines that can not be placed with customers. Océ constantly evaluates its research and development to maintain a tight focus on developing technologies that will be successful in the future and in entering into alliances with third parties. For example, one of the key factors of success in producing manageable document flow is an effective interaction between hardware and software. To ensure that Océ‘s hardware and software products are compatible and provide the necessary components of a total document flow purchase, Océ‘s research and development team includes a senior vice president who has specific responsibility to develop compatible software programs.

Finally, Océ constantly reviews its product portfolio to evaluate relevant markets, to take full advantage of product launches, to improve functionality and the cost of its machines and to offer advanced application software in order to provide total solutions for document management needs of its customers.

Failure to adequately protect the Company’s intellectual property could harm its business

Océ’s products (hardware and software) are based on technology that Océ owns. In order to protect its proprietary technology, Océ has filed over 5,700 patents and patent applications pending throughout the world. In addition, the Company requires third parties to enter into protective arrangements prior to disclosing any proprietary technology to third parties with respect to technology that is not covered by patents. There is no assurance that such measures will be adequate to protect the confidentiality of Océ’s intellectual property.

The Company faces significant competition

Océ operates in an environment of significant competition, driven by rapid technological advances and changing customer demands. In terms of size, Océ is a relatively small player compared to its direct competitors, and the difference in size between Océ and several of its main competitors has a direct influence on the Company’s competitive position. Bigger companies have greater resources available for research and development, are better able to invest in new activities and products and are more resilient to downturns in economic conditions or setbacks in product development compared to a smaller company like Océ. To minimize this risk, Océ concentrates on areas and activities in which it has the greatest chance of success given its know-how and capabilities. Accordingly, Océ concentrates mainly on professional markets which demand high-quality products and services by offering technological concepts, products and services that Océ develops internally.

Favorable pricing is challenging in a competitive market

Océ’s ability to succeed is dependent, in part, upon its ability to obtain adequate pricing for its products and services. Depending on competitive market factors, the prices that Océ may be able to obtain in the future for its products and services may vary from historical levels.

The Company relies on third parties to produce the majority of its parts and components

Working with third parties is an essential part of Océ’s production strategy. Océ manufactures key, strategic components of its products (such as process drums, organic photoconductors, silicone materials and toners) internally. With respect to non-strategic components and modules, Océ generally engages third parties to supply parts and components in accordance with specifications that have been precisely defined by Océ. These third parties are involved in Océ product development from an early stage to ensure that the non-strategic components and modules meet Océ’s high standards of quality. Approximately 95% of the non-strategic components used in Océ products are manufactured in this manner.

Océ currently assembles its final products internally at its facilities in the Netherlands; Poing, Germany; San José, California United States and Vancouver, Canada. However, in 2003, Océ announced that it intends to relocate parts of its manufacturing and assembly activities (related to non-strategic manufacturing) in the Netherlands to Central Europe and the Far East in order to reduce its manufacturing expenses. Relocation of these manufacturing and assembly operations to Central Europe and the Far East will require that the supply chain is functioning effectively and efficiently. In order to ensure that this transition is made smoothly and seamlessly to Océ and its customers, Océ intends to increase its cooperation with external logistic specialists. Although the Company intends for this transition to be seamless to its customers, there can be no assurance that the Company will be successful in making this transition in the intended timeframe, proposed cost structure and with no impact on its production of machines.

Océ depends on third parties to manufacture non-strategic parts and components of its machines

As stated above, 95% of the non-strategic parts and components are made by third parties. A particular component may be available only from a limited number of suppliers. Suppliers may from time to time extend lead times, limit supplies, increase prices or fail to produce components in accordance with the Company’s specifications due to capacity constraints or other factors, which could adversely affect the Company’s ability to deliver its products on a timely basis. Moreover, if one of the third parties to which the Company’s outsources manufacturing of components or sub-assemblies fails to perform, or experiences delays or disruption to its manufacturing, or experiences financial difficulties, this could adversely affect the Company’s sales and operating profit. Finally, although Océ does not foresee any delays or interruptions arising out of the transfer of manufacturing and assembling operations, temporary or significant delays in the supply of components or the assembly of machines could adversely impact Océ’s business.

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

The Company’s products and solutions could be subject to technology-based claims from third parties

Because the Company’s products and solutions include complex technology, the Company faces a risk of claims that it has infringed third parties’ intellectual property rights. As the number of entrants in the market grows and the complexity of the technology and the overlap of product functionality’s increase, the possibility of an inadvertent infringement and related intellectual property claim against the Company increases. There may be patents and patent owners relevant to the Company’s product lines that are unknown to the Company. In addition, although the Company endeavors to ensure that third parties with which it works possess appropriate intellectual property rights, the Company recognizes that it cannot fully avoid risks of intellectual property rights infringement created by third parties with which it works. Similarly, the Company and its customers may face claims of infringement in connection with its customers’ use of the Company’s products and solutions.

Any claims, regardless of merit, may result in costly and time-consuming litigation, the payment of damages or other compensation, the invalidation of intellectual property rights on which the Company depends, diverting the attention of the Company’s personnel, product shipment delays or require the Company to develop non-infringing technology or to enter into royalty or licensing agreements. If the Company would be unable to develop non-infringing technology, or if royalty or licensing agreements were not available on commercially acceptable terms, the Company could be precluded from making or selling the affected products.

The Company is in the process of outsourcing its leasing business, which could have negative financial consequences

In 2001, the Company announced its plans to outsource its lease activities to third parties, which began in 2002 and continued during 2003. Outsourcing of Océ’s lease activities is dependent on two key elements: the sale of equipment to third party lenders, followed by the third party lenders entering into a direct finance lease arrangement with the End-User and transferring Océ’s existing lease portfolio to third party lenders on a non-recourse basis.

As further discussed on pages 13-14, in the United States, Océ is outsourcing its lease activities through a captive lease company named Océ Financial Services, Inc. In Europe and the rest of the world, Océ is outsourcing its lease activities through vendor-lease partners in a private label arrangement. Although leasing activities will be provided through third parties, Océ will continue to provide service and maintenance to its customers with leased machines and products in order to make the outsourcing as seamless as possible and to continue to provide high quality services to Océ’s customers. The process of outsourcing its leasing activities in Europe progressed more slowly in 2003 than Océ originally anticipated. The delay was due primarily to the need to implement unexpected changes in Océ’s and its vendor-lease partners’ information systems in order to enable them to track each Océ customer’s individual printing system after the lease portfolio is transferred to Océ’s vendor-lease partners. Océ expects that changes in the new systems will be completed during 2004 and that a significant part of its European lease portfolio will be outsourced to its vendor-lease partners by the end of 2004. Océ expects that the outsourcing of its lease activities could have financial consequences, as further discussed on page 14.

Presently the outsourcing of the lease portfolio results in off-balance sheet treatment with respect to the assets and related liabilities of the financial leases outsourced in the United States and in Europe. Future developments with respect to Dutch GAAP, IFRS or US GAAP may adversely affect the off-balance sheet accounting treatment.

The Company’s financial results may be impacted by fluctuations in exchange rates

Océ derives its revenue from a number of different geographic areas. In 2003, Océ achieved 41% of its revenues from the Eurozone, 38% from the United States and 7% from the United Kingdom. Revenues in other countries amounted to 14% in 2003. Because the Company operates globally, it is exposed to foreign exchange risks and risks associated with the movement of funds among countries. The Company’s revenues and expenses are affected by fluctuations in the rate of exchange particularly between the Euro, which is its reporting currency, and the U.S. Dollar, the Pound Sterling and the Japanese Yen as well as certain other currencies. The Company’s policy is to monitor and hedge exchange rate exposure and to manage its operations to mitigate the positive or negative impact of exchange rate fluctuations. Exchange rate fluctuations have historically affected (both positively and negatively) the Company’s revenues, expenses and operating profit, and the Company expects that exchange rate fluctuations will continue to have a material affect on the Company’s financial results in the future.

In addition to the effect of exchange rate fluctuations on the Company’s results, an investor’s return in U.S. Dollars from an investment in the Company’s ADSs or Ordinary Shares may be affected by any difference between the value of the Euro compared to the value of the U.S. dollar.

Changes in the Company’s markets could have an adverse effect on the value of the Company’s long-lived assets

The Company’s long-lived assets were Euro 664 million at November 30, 2002 and Euro 543 million at November 30, 2003. Océ regularly reviews the value of these assets and recognizes an impairment when the carrying value of an asset is not supported by the Company’s current expectations of future cash flows attributable to these assets. Significant declines in stock prices, market capitalization and credit ratings of market participants, as well as the Company’s ongoing review and refinement of its business plans, may result in substantial impairment write-downs of its other long-lived assets at any time. Recognition of impairments of long-lived assets could have an adverse affect on the Company’s results and financial condition. See Item 5, “Operating and Financial Review and Prospects”, for a further discussion of the impairment charges related to 2003.

The Company has risks related to its pension and post-retirement benefit plans.

The Company currently maintains pension plans in many countries, many of which are defined benefit plans. The Company’s obligations to make contributions to fund defined benefit plan obligations are based on the current value of the assets of a plan as of November 30 of each year utilizing the value of pension assets and liabilities on that date. Because many plan assets are invested in financial market instruments, if the financial markets do not provide the long-term returns that are expected under the funding calculation, the likelihood of Company contributions to its plans increases. The equity markets can be volatile, and therefore the Company’s estimate of future contribution requirements may change dramatically in a relatively short period of time. Similarly, changes in interest rates can impact the Company’s contribution requirements. Because of the volatility of the financial markets and fluctuations in interest rates, however, the Company might be required to contribute significant additional funds in the future. If the Company is required to make significant contributions to fund the pension plans, the Company’s cash flow available for other uses will be reduced.

The transition from accounting under Dutch GAAP to accounting under International Financial Reporting Standards may have a material effect on the Company

As from financial years commencing on or after January 1, 2005 all European publicly listed companies (including Océ) will be required to prepare and report their consolidated financial results on the basis of International Financial Reporting Standards (“IFRS”). As a result, Océ will be required to prepare and report its consolidated financial results in accordance with IFRS for its 2006 financial year.

To prepare for the transition from reporting in Dutch GAAP to IFRS, in 2003 Océ began to assess the differences between Dutch GAAP and IFRS and to study the consequences for automated processes and procedures. As a result, Océ is in the process of preparing guidelines to implement the conversion from Dutch GAAP to IFRS in each country where it has business operations. Océ intends to adopt new IFRS guidelines that do not conflict with Dutch GAAP where possible prior to 2005. For example, at the beginning of 2003 Océ adopted the standard for accounting for pensions under IFRS (IAS 19).

Based on its initial assessment of the differences between Dutch GAAP and IFRS, Océ believes that the primary differences will relate to accounting for pension liabilities, option plans, financial instruments and impairment. Under IRFS, a greater number of assets and liabilities that were previously qualified as “off-balance sheet” (financial instruments, for example) will be included in the balance sheet. Certain liabilities may also have to be classified in a different way than previously. Currently, it is not possible to give an indication of the effects that the forthcoming changes will have. The effects, however, may be material.

The Company is subject to additional risks that may affect the printing industry in general

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

Information about Océ, including the Annual Report 2003, is available through the internet at http://www.oce.com. The Company also distributes its Annual Reports including its Consolidated Financial Statements and other quarterly information to Morgan Guaranty and Trust Company of New York as Depositary for the Company’s ADSs. The depositary generally distributes this information to the holders of the ADSs.

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

Océ largely develops its technology internally. Océ’s unique and strong technology base is the result of more than 125 years of experience and its consistent investment in research and development. Océ further invests in technology research and development through its acquisitions of other companies, alliances with strategic partners and cooperation with co-developers and suppliers. Océ’s research and manufacturing facilities are located in The Netherlands, Germany, Belgium, France, the Czech Republic, the United States and Japan. In addition, Océ generally manufactures its strategic parts internally while outsourcing the manufacturing of most of its non-strategic parts and components to third parties.

Océ operates in a total of eighty countries and has its own sales force in thirty countries. In 2003, Océ achieved revenues of Euro 2.8 billion and net income of Euro 61.5 million.

Annual Report 2003

Océ’s Annual Report 2003, which describes the Company and its business in further detail, is attached as Exhibit 10 and is incorporated into this report by reference. In the event that any information contained in Exhibit 10 conflicts with this report, the information contained in this report shall prevail.

Restructuring

The market segments in which Océ has been active historically have become widely divergent in recent years in terms of profitability and growth. The traditional low- to mid-volume office market has become more competitive and less profitable. In addition, customers are increasingly placing more and more emphasis on complete document printing solutions, which include not only hardware and machines but also involves software and services tailored to meet customers’ specific needs. Traditionally, customers demanded machines to copy first and then distribute. Now, documents are distributed first digitally, viewed and printed on demand when required. Customers are increasingly requesting print on demand and personalized document management systems that integrate paper and digital document flows to replace traditional print-run, stand-alone copying machines.

In response to its customers’ changing needs, in 2001, Océ announced that it was implementing a restructuring of its operations to better align its business segments with the relevant markets for its products and services. In connection with the restructuring, in 2002, Océ merged two of its strategic business units, Document Printing Systems and Production Printing Systems, into one unit, which is now its Digital Document Systems strategic business unit. The newly created strategic business unit, Digital Document Systems, focuses on high to very high volume output print management systems. Océ continued its other strategic business unit, Wide Format Printing Systems. In addition, the Company has re-organized its Business Services group (formerly known as the Facility Services group) and its Software & Professional Services group under a single management structure to provide better service to each of the strategic business units. The restructuring was largely completed in 2003, and the Company’s business has moved from a product-related focus to a market-segment focus.

In connection with the restructuring, the Company elected to withdraw from the low volume segments in the office environment except in the Netherlands, Belgium and Switzerland. This withdrawal was substantially complete by the end of 2003. Where necessary, the Company intends to satisfy its customers’ demands for low-volume machines by selling low-volume machines of its strategic partners.

Outsourcing of Financial Leases

Historically, the Company’s revenue has been generated from two types of business activities: commercial activities (selling and renting machines and providing services) and providing financial services (financing the lease of Océ machines by its customers). In 2003, interest from financial leases amounted to Euro 98 million.

More than 50% of the Company’s machine sales are financed through financial leases, and leasing forms an indispensable component of the ‘one-stop’ shopping concept that Océ offers to its customers. Historically, Océ primarily handled the financing and administration of its leasing activities internally. In 2001, based on extensive research, the Company announced that it intended to outsource the financing of its lease portfolio to third parties while retaining the ‘one stop’ shopping concept for its customers through private label financing programs.

The Company has adopted two approaches to outsource its financial lease program. In the United States, the Company has established a captive lease company, “Océ Financial Services, Inc.” which is responsible for all leasing activities in the United States. Under this structure, Océ Financial Services, Inc. negotiates and enters into the initial leasing agreement. In due course Océ Financial Services, Inc. sells a collection of lease receivables (together with the title to the underlying machines) to third party lenders. During 2003, $64 million of lease contracts (together with the title to the underlying machines) were transferred to two third party lenders in the United States.

In Europe and the rest of the world, the Company has entered into (or intends to enter into) private label agreements with third party lenders. In December 2001, Océ entered into a private label partnership agreement with Telia Finans AB to outsource its financing lease portfolio and financing activities in Scandinavia. In 2002, the Company entered into a framework agreement with De Lage Landen International B.V. (“DLL”), a subsidiary of Rabobank, to outsource its financing lease portfolio in the Netherlands, Belgium, Spain, France, Germany and the United Kingdom. Under these agreements with DLL and Telia Finans AB, the Company will transfer new and existing financial leases in the applicable countries to DLL and Telia Finans AB, respectively. Originally, Océ intended to complete the outsourcing of most of its financial leasing activities in Europe by the end of 2003 through private label arrangements. As Océ began to transfer existing lease contracts and to outsource new lease contracts to its private label lenders during 2003, Océ determined that substantial changes to its information systems and Océ’s third party lenders’ information systems are required before the transfer becomes effective in order to enable Océ to have information regarding each customer’s individual printing system leased through the private label arrangement. Océ intends to implement the required changes to its information systems during 2004 and to complete the outsourcing of the main part of its lease portfolio in Europe by the end of 2004.

Océ expects that the outsourcing of its lease activities could have the following financial consequences:

•	The return on assets (which is defined as operating income as a percentage of average balance sheet totals) of Océ’s lease activities is currently between 7 and 8%. In view of Océ’s goal to achieve a return on assets of 12%, Océ believes that the transfer of the lease portfolio assets will generally improve its return on assets.

•	Upon the transfer of the lease portfolio, the Company will no longer have the leases (or the related liabilities) on its balance sheet. As a result, Océ believes that it will have greater capacity for financing new, higher-yield activities.

•	Océ’s general risks related to bad-credit and debtor defaults will likely change. Because the size of Océ’s financial lease portfolio will be substantially reduced, Océ’s overall risks related to bad-credit and debtor defaults will also be reduced. Océ, however, may retain a portion of its current lease portfolio that does not meet its vendor-lease partners’ minimum credit criteria. In addition, Océ may elect, in the future, to provide financing to strategic customers that do not meet Océ’s vendor-lease partners’ minimum credit criteria. As a result, Océ’s risks related to bad credit or debtor defaults may increase with respect to that portion of the leasing portfolio retained by Océ.

•	As shown on page 44, interest received from leasing activities has historically yielded a stable stream of revenue, which will largely be eliminated once the lease portfolio is transferred to Océ’s vendor-lease partners. The elimination of this stream of revenue may cause Océ’s results to become more volatile.

•	The transfer of the lease activities may have the effect of depressing Océ’s net results. Although the Company anticipates that this effect will be offset by making effective use of the funds that are released and revenues generated from sales of its machines through future third party financing, there is no guarantee that the Company’s future investments of these funds will be successful.

Principal Capital Expenditures and Divestitures

The following tables sets forth in Euros the Company’s principal capital expenditures and divestitures in tangible and intangible assets (including through the acquisition or divestiture of interests in other companies ) in 2001, 2002 and 2003:

(In millions)	2001	2002	2003
	Euro	Euro	Euro
Capital Expenditures
Intangible assets (net)	15	19	11
Property, plant and equipment	130	116	97
Rental equipment (net)	50	30	15
Other investments	22	5	2
Capital Divestments
Property, plant and equipment	-24	-15	-17
Disposal of unconsolidated companies	—	-1	—
Sale of financial lease portfolio	—	-71	-80
Acquisitions (Disposals) (net of cash)	31	55	-2

Total	224	138	26

The Company expects that its 2004 capital expenditures will be approximately Euro 110 million for intangible assets, property, plant and equipment. The Company finances its capital investments through cash from operations and borrowings. The Company believes that its cash flow from operations and borrowing capacity will provide adequate resources to meet current and future investment needs. As discussed above, Océ expects that the outsourcing of the lease portfolio will significantly reduce its working capital requirements.

Océ did not make any significant acquisitions in 2003. In 2002 the Company acquired certain assets of the Gretag Professional Imaging Division (presently named Océ Display Graphics Systems Inc.) and all of the outstanding capital stock of GE Mexico, de S.A., in 2001 all of the outstanding stock of Espace Graphic S.A. in France (presently part of Océ-France S.A.) and Practical Print Solutions, Ltd. (presently part of Océ (UK) Limited) in the United Kingdom.

Except for the sale of its financing lease portfolios (as discussed above), the Company has made no material divestitures since 2001. The Company is not aware of any public takeover offers by third parties in respect of the Company’s Ordinary Shares.

B. Business Overview

General Recent Developments in Océ’s Business

Océ’s business has changed significantly during the past decade as technology (and related products) changed from analog to digital. Océ no longer develops any analog products, and Océ now only re-manufactures analog products on a limited scale. Océ’s technology and product development are now concentrated on digital processes in which documents are created, scanned, distributed, stored and then printed. These digital processes occur within network environments, within companies and between parties.

Océ’s research and development plays a key role in its success, and software plays a critical role in Océ’s technology and product development in creating and providing total document production capabilities to Océ customers.

The use of color is increasing in each market segment in which Océ operates. In response to this demand from its markets, Océ offers its own color products (for full color and spot color). Océ intends to continue to expand its range of color product offerings in 2004.

Geographic Markets

Although the Company’s business activities are world-wide, its primary business is based in the United States, Germany, The Netherlands, the United Kingdom, France and the rest of Europe. The following table sets forth the geographic distribution of the Company’s revenues for the past three fiscal years based on its geographic regions:

	Years ended November 30,
(In millions)	2001	2002	2003	2003
	Euro	Euro	Euro	$
United States	1,333	1,298	1,046	1,255
Germany	392	371	335	402
The Netherlands	279	278	284	341
United Kingdom	219	238	183	219
France	220	209	199	239
Rest of Europe	568	554	519	623
Rest of the World	223	228	203	243

Total	3,234	3,176	2,769	3,322

Strategic Business Units

As a result of the restructuring described above, Océ has two strategic business units: Digital Document Systems and Wide Format Printing Systems. The following table shows the distribution of revenues for the past three fiscal years achieved by each of the Company’s strategic business units:

	Years ended November 30,
(In millions)	2001*	2002	2003	2003
	Euro	Euro	Euro	$

Digital Document Systems	2,222	2,155	1,907	2,288
Wide Format Printing Systems	1,012	1,021	862	1,034

Total revenues	3,234	3,176	2,769	3,322

*	The historical sales for 2001 included in this report have been adjusted to reflect the restructuring.

Digital Document Systems

The Digital Document Systems business unit (“DDS”) concentrates on document output solutions for specific types of customers and activities that require high productivity. DDS consists of following business groups:

•	The Corporate Printing business group, which focuses on print solutions for customers in high production environments by offering integral solutions for document output management;

•	The Commercial Printing business group, which focuses mainly on customers who use the equipment for commercial applications: suppliers of marketing services, digital print providers and the printing industry;

•	The Océ Business Services business group (formerly called the Facility Services group), which provides document handling, printing and copying activities and complete document management and printing process services to customers that wish to outsource the management of these activities to outside experts; and

•	The Software & Professional Services business group, which focuses on supporting its customers by supplying them with software products and project services for the implementation and use of digital solutions.

Although the Software & Professional Services group is managed by the DDS strategic business unit, the results of this group have historically been included in the Corporate Printing and Commercial Printing groups within the DDS unit and in the Technical Document Systems and Display Graphics Systems group within the WFPS unit.

The following is a summary of each customer segment within each group, the products and services provided by each group and the primary competitors of each group with the DDS strategic business unit:

	Customer segments	Products and services	Competitors

Corporate Printing

Financial, telecom and utility companies

Banks

Insurers

Telecom businesses

Utility companies

Government and education

Government institutions

Education

Health care

Social welfare institutions

Trade and industry

Retail and wholesale trade

Transport and logistics

Industrial companies

Consultancy

Within these segments Océ is active in:

Data centers

Central repro departments

Professional office environments

Departmental printers, black-and-white and color.

(Very) high volume printers/copiers.

Black-and-white and color.

Production printers, black-and-white and color, cutsheet and continuous feed.

High speed scanners.

Financial services.

Canon IBM Konica/Minolta Ricoh Xerox

Commercial Printing	Marketing services Digital Newspaper Network Printing industry Digital print providers Repro businesses (quick printers and copy shops)	(Very) high volume document and transaction printers, black-and-white and color, cutsheet and continuous feed. Financial services.	Canon Heidelberg IBM Konica/Minolta Ricoh Xerox

Océ Business Services	All customer segments of Corporate Printing Commercial Printing Technical Document Systems	Taking over and carrying out (outsourcing) by Océ of document management processes for both small and wide format applications.	Ikon Pitney Bowes Xerox Local suppliers

Software & Professional Services	All customer segments of Corporate Printing Commercial Printing Technical Document Systems Display Graphics Systems

Integrated document management systems: input and output management software, document workflow software, document archiving software.

Professional services: training, constancy, implementation, support.

Hewlett-Packard IBM PLP Digital Systems Seal Systems Xerox Zeh Software

New DDS products introduced in 2003

The following table lists each new product introduced by the DDS unit in 2003, including the name of the product, the applicable business group and the customer segment that the product is intended to serve:

Product	Business group	Application

Océ VarioPrint 2050/ 2060/2070	Corporate and Commercial Printing	Multifunctional printer/copier for high volume reproduction of documents in office environments.

Océ VarioPrint 2045/ 2055/2065	Corporate and Commercial Printing	Multifunctional printer/copier/scanner for high volume reproduction of documents in office environments. Can be upgraded from stand-alone digital printer/copier to multifunctional printer/copier that can be operated direct via a data network.

Océ VarioPrint 2090	Corporate and Commercial Printing	Multifunctional printer/copier/scanner for production environments.

Océ VarioPrint 3090	Corporate and Commercial Printing	Productive printer for transaction printing and for processing document print streams.

Océ CS170	Corporate and Commercial Printing	Mid volume color printer/copier.

Océ CS220	Corporate and Commercial Printing	Mid volume color printer/copier.

Océ VarioPrint 5115/5160	Corporate and Commercial Printing	Productive and flexible cutsheet printers for data center applications. These printers allow printing with regular toner, color toners (for instance for printing the exact house-style color of users) and MICR toner (for printing of checks).

Océ VarioStream 6100	Corporate and Commercial Printing	Continuous feed printer for applications using special paper stock.

Océ VarioStream 7000 family	Corporate and Commercial Printing	Complete new family of continuous feed printers with scaleable speeds from 180 ppm to 1,200 ppm. Other important features: paper width extended to 19 inches, high print quality and Custom Tone and MICR applications. Suitable for printing (bank) statements, invoices, high volume applications in EDP centers, mailshots and graphical applications.

Océ PRISMA satellite	Software & Professional Services	Print output management software that enables various digital forms to be added to the print data.

Océ PRISMA production	Software & Professional Services	Output management system for highest productivity and flexibility.

Océ PRISMA software	Software & Professional Services	Various new products as well as new releases of existing applications, offering extended capabilities for office environments, data centers and the graphic arts industry.

Corporate Printing

Market position. The Corporate Printing business group focuses on print solutions for customers in high-production environments where it offers integral solutions for document output management. This relates, for example, to environments in big companies, where large numbers of transaction documents are printed electronically, and to central repro environments, where large-scale document production takes place. In addition, Océ offers a series of office applications, both at central and at departmental levels to large companies.

Océ’s distinctive feature in this market is that it offers innovative products and services that allow organizations to manage their documents efficiently and effectively. Océ concentrates mainly on those document output activities in which documents add value to the customer’s primary business processes. Corporate Printing serves three vertical market segments:

•	finance, telecommunication and utility companies;

•	public services (such as government, health care and education); and

•	trade and industry (such as industrial companies, retail and wholesale trade, transport, logistics and consultancy).

Customers in these segments primarily demand efficiency, cost control and flexibility in their document output activities. Océ has developed software which can efficiently handle the entire document management process, mostly controlled from one single location, for these customers.

New products in 2003. The use of color is increasingly in demand. Océ has a number of products available for color applications. The company offers the Océ CPS700 full color printer for the mid-volume, and the Océ VarioStream family for high and very high volumes, which can print both black and any required spot color during one print operation.

The Company introduced its Color Belt system in 2003, which is applied in the new Océ VarioStream 9000 products, and has the initial capability of allowing duplex printing with spot color at 800 pages printed per minute. The Company intends to further refine and develop this product in the years ahead into a multi-purpose high volume printer, which will ultimately also be capable of printing full color as well as black-and-white.

Course of affairs in 2003. During 2003 Océ evaluated its current position in its selected market segments. This evaluation again confirmed that opportunities exist for Océ by offering new document output solutions. As discussed above, in connection with the restructuring, Océ is in the final stage of phasing out low profit activities in the low volume segment to concentrate on the high volume segments. Along this line, Océ has discontinued approximately 90% of its low volume segment. The Company will continue to offer low volume products in the Netherlands, Belgium and Switzerland because the Company’s low-volume sales in these countries were profitable in 2003. In other countries, Océ intends, where necessary, to satisfy its customers’ demands for low volume machines in cooperation with its strategic partners. Océ has also developed alternatives which offer customers the possibility of combining small volumes from stand-alone printers to create efficient document flows for processing on high volume printers.

The Company’s focus on specific market segments has led to the introduction of products and services which are specific to each market segment and which offer added value to Océ customers. As discussed above in the corporate environment digital technology has reached an advanced stage. Analog copying declined during 2003 compared to 2002 and prior years. Document processes in the office and in document and transaction printing production are becoming increasingly more integrated and more and more, printing is replacing copying. Paper continues to be important in the role of a working and reading document. The importance of layout and color is increasing, as these boost the retention value of the information contained in the document.

Océ believes that distribution and archiving of documents will increasingly be performed in digital form. For the mid-volume and the high and very high-volume segments Océ was last year able to expand its product range considerably by adding a series of new and updated printers for both cutsheet and continuous feed applications. Océ now offers customers a full range of products.

Trends. The growth in the corporate environment is in high-production color and high volume black-and-white print solutions. Océ believes that many customers want to reduce their costs linked to document processing. This is creating a demand to replace a large number of decentralized printers with a smaller number of high-production, full services systems at departmental or central levels, since such systems enable a substantial reduction in printing costs.

Strategy. Océ’s strategy for corporate printing is aimed at achieving a top-three position in the high-production segments of this market by offering a complete range of reliable, easy-to-use and cost-effective high production systems, consisting of black-and white and color printers and scanners as well as software for the optimum control and management of these printers.

Commercial Printing

Market position. The Commercial Printing business group serves customers who use printing equipment commercially as a production asset to generate income. In this market Océ has traditionally held a strong position among digital print providers. For businesses that specialize in direct mail (marketing services) Océ believes that it is one of the world leaders with its high volume printers. During 2003, Océ added the printing industry market to the segments served by this group, especially for time-critical production runs, limited print-runs and personalized or frequently updated publications. This segment is expected to show strong growth in the years ahead. Over the past few years Océ has developed a strong position in the production of books with a limited print-run. Although digital printing provisionally encompasses a small area in the printing world, Océ believes that great growth potential exists in the area of digital printing.

New products in 2003. In connection with developing products for the printing industry, Océ focused on developing and building its sales organization for this market in 2003. The printing of daily newspapers in limited print-runs, initiated by Océ in 2002 in various major world cities, continued to grow in 2003: Océ’s Digital Newspaper Network continued to attract new customers, including several prominent newspapers, and it now has print shops in the United Kingdom, Spain, South Africa and Australia. Because of Océ’s technology, newspapers are able to run limited print jobs simultaneously in several countries.

Both by expanding its range and by means of its vertical market approach Océ is gaining ground in the commercial printing segments. In these highly demanding market segments reliability and productivity are the primary requirements of customers. In 2003, Océ worked to develop software to meet these requirements.

Course of affairs in 2003. The decline in the willingness to invest in 2003 affected the commercial printing market, most noticeably in marketing services. In addition, decreasing advertising expenditure because of the weak economy had an adverse impact on Océ customers’ direct mail activities. In the printing market the role of digital printing is steadily increasing, although at a slower pace than expected because of the weak economy. The number of placements of machines in 2003 remained at about the same level as in 2002. Nevertheless, Océ is gaining more and more ground in this market because of its improved and expanded offerings of both hardware and software.

Trends. The strong growth in the commercial digital printing segment is being driven by the fact that printed matter is being contracted out by the corporate users to commercial printers and by the increasing use of digital printing of printed matter that was traditionally produced on offset presses. This migration from offset printing to digital printing is due primarily to lower costs and increasingly higher quality and productivity of digital printers and because of the availability of workflow solutions tailored to the needs of the commercial segment. This shift towards digital printing is being further boosted by the growing demand for smaller print-runs and the production of personalized documents, for which digital printing is a more suitable, and less expensive, technique than offset printing.

Strategy. Océ’s continuous feed print solutions make it one of the market leaders in the very high production digital printing segment. Océ also believes that it offers competitive products in this segment through its high-production cutsheet printing systems. Océ intends to use this strong base to achieve a further improvement in the years ahead in the positions it holds in the printing industry and marketing services segments in particular.

Océ Business Services

Market position. Océ Business Services operates in a distinct growth market: outsourcing of document management processes and print management activities. The customers of this group are primarily medium to large companies which concentrate on their core activities and elect to outsource certain office and administrative activities to third parties (such as mailroom and copy center functions). Over the past ten years Océ has grown to become one of the leading companies in this field both in Europe and in the United States.

Because of its close involvement with the customer’s document processes, Océ is able to provide these services to its customers seamlessly, not only for the practical execution of the processes, but also for providing an integrated document management solution. Customer needs range from customers only requiring specific consulting services to customers requiring a range of machines and products. Océ develops – depending on a customer’s needs – a series of specific activities and solutions which improve the quality, effectiveness and productivity of the customer’s document management process, while keeping the costs for the customer at the same level or even reducing costs further.

Course of affairs in 2003. In 2003, the Business Services group continued to expand by entering into contracts with medium to large companies with significant document production needs. Along these lines, Océ, in 2003, entered into an agreement with Boeing to manage Boeing’s 28 central printing departments in the United States.

The growth in this business in 2003 was lower than expected as a result of a stronger focus on providing services to create more added value (in the United States) and to increase profitability (in Europe). To respond to these customer demands, the American organization was reorganized during the past year, with a greater emphasis on complete printing and document solutions. In Europe the Océ organization was reorganized to emphasize margin and net income.

Trends. The market for business services is still showing growth. This growth is the result of an increasing demand for the outsourcing of non-core activities.

Strategy. During 2003 Océ increased its focus on the profitability of its business services activities. Océ intends to continue this focus in the forthcoming years by improving its contract management process and by achieving synergies with the other parts of the Océ organization. In cooperation with the Software & Professional Services business group, Océ Business Services intends to offer advanced solutions for complex document management processes. As before, the focus will continue to be on providing to its customers improved business processes in which printing plays an important role.

Software & Professional Services

Market position. The Software & Professional Services business group collects Océ’s expertise in the field of output and document management into one, organized group. The group is the knowledge center of Océ specialists who, working in close cooperation with a customer’s specialists, help to evaluate a customer’s print output and document processes and suggest proposals for improvements. After consulting with the customer about its specific needs, Océ designs and implements a printing system, consisting of software and hardware, tailored to meet the customer’s needs.

In the markets on which Océ concentrates, Océ customers have substantial and complex paper flows and digital document flows that need to be managed. Océ has been developing software to facilitate the print management processes that are allocated to different printers for several years. Over the years, Océ has worked closely with its customers to develop an extensive range of diverse software programs, which are often tailored to each customer’s needs. As Océ’s experience and expertise has grown in software development, this software has been bundled into a number of complete software packages which focus on applications in the various environments within Océ’s selected market segments. Using these programs, which are marketed under Océ brand names, it is possible to manage the document flow at various levels within an organization. Océ deploys its know-how and expertise to supply businesses and customers with solutions consisting of Océ equipment, third-party machines and complex software applications. On the basis of its expertise and its software the Software & Professional Services business group is capable of providing customers with advice on the restructuring and implementation of their document management systems. The group also provides support in cases where customers outsource their entire document and printing processes to the Océ Business Services group.

Course of affairs in 2003. During 2003, the Software & Professional Services group focused its efforts on fine-tuning its expertise to become more closely aligned with the requirements within the Company. The software solutions that Océ currently offers are open systems, which means that hardware and software components of third parties can be seamlessly integrated into the Océ solutions. In 2003, Océ worked to streamline its various software developments to create a more integrated and more transparent range of offerings. These new product offerings are intended to serve as a basis for the development of new, broader solutions. In 2003, Océ also began to develop software dedicated to support the activities conducted within Océ Business Services.

Trends. Océ has identified three important trends within the Software & Professional Services business group. In the output management area there is an increasing need for closed systems to be replaced by open systems which support hardware made by different manufacturers and which also make it possible for external parties to add extra functionalities. The rapid growth of the document management market is attributable to the need for documents and related document flows to be managed efficiently and effectively. As a result of the extensive digitization of information flows, customers increasingly require systems that can manage a substantial flow of paper documents and a substantial flow of electronic documents. The third important trend in Software & Professional Services is the growing demand for complete document management solutions which are tailored to the specific and total needs of individual customers and which are replacing separate components.

Strategy. Océ has succeeded in building up a good position in the market for output management systems with its Océ tools. Océ intends to expand its development of workflow solutions internally and in cooperation with external strategic partners to develop new open standards. In this area Océ is devoting special attention to the flexible integration of document management systems within existing workflow solutions.

In addition, Océ intends to work together with external partners to expand its output management systems into complete document management solutions in which reliability, productivity, durability, ease of use and a low total cost of ownership will play a central role.

Wide Format Printing Systems

The Wide Format Printing Systems business unit (“WFPS”) consists of the following three business groups:

•	Technical Document Systems, which relates to the market for wide format printers and output management software for technical applications;

•	Display Graphics Systems, which serves the market segments for indoor and outdoor advertising and other forms of graphic communication; and

•	Imaging Supplies, which supplies print media throughout the world.

The following is a summary of each customer segment within each group, the products and services provided by each group and the primary competitors of each group with the WFPS strategic business unit:

	Customer segments	Products and services	Competitors
Technical Document Systems	Print-for-use Construction companies, architectural and engineering offices Industrial companies Utility companies Telecom businesses Government Print-for-pay Repro businesses Digital print providers	Wide format production printers, black-and-white and color. Wide format scanners. Financial services.	Fuji-Xerox Hewlett-Packard KIP Ricoh Xerox

Display Graphics Systems	Print-for-use Corporate and retail in-house printing Printing works Advertising and design agencies Print-for-pay Digital print providers Repro businesses Photo processing laboratories	Wide format production printers (roll-to-roll and flatbed) for internal or external use. Financial services.	Epson Hewlett-Packard Kodak Mimaki Mutoh Nur Scitex Vutek

Imaging Supplies	All customer segments of Technical Document Systems Display Graphics Systems Corporate Printing Commercial Printing Océ Business Services	Wide format media. Specialized display graphics media. Printmedia.	3M Hewlett-Packard Interlicoat Neusiedler Paperlinx Sihl

New WFPS Products in 2003

The following table lists each new product introduced by the WFPS unit in 2003, including the name of the product, the applicable business group and the customer segment that the product is intended to serve:

Product	Business group	Application

Océ TCS400	Technical Document Systems	High-production wide format printer/copier for color and black-and-white in industrial environments.

Océ Account Center	Technical Document Systems	Software that automatically generates information for printing, copying and scanning on Océ TDS and TCS systems.

Océ Power Logic Controller	Technical Document Systems	New software version offers improved control and variation in document production processes, also via internet.

Océ Print Exec Workgroup	Technical Document Systems	Software that enables the printing process to be managed and controlled via selected internet sites up to and including the production of physical documents in architectural offices and in development and manufacturing environments.

Océ Engineering Exec 3.2 and 3.3	Technical Document Systems	Expansion of document archiving and print management software to include color, internet and Japanese language options.

Océ Repro Desk Server 1.1 and 1.6	Technical Document Systems	Software that enables print shops and their customers to process assignments on the basis of various data standards.

Océ Plan Center 1.5	Technical Document Systems	Software package available to customers via internet, enabling digital print assignments to be channelled to various print shops via central servers.

Océ Arizona 30-S	Display Graphics Systems	Color printer for durable wide format outdoor advertisements on various media, such as advertising boards, theatre or shop banners and vehicle fleet marking.

Océ Arizona 500	Display Graphics Systems	High volume wide format color printer for durable, light-fast outdoor advertisements.

Océ Arizona T220	Display Graphics Systems	Full color flatbed inkjet printer for rigid and flexible surfaces up to a thickness of over 5 cm for printing advertising boardings, exhibition materials and signposting.

Onyx PosterShop 6.0	Display Graphics Systems	The industry standard in modular software that enables control from various data environments for display graphic printers; incorporates new automated applications.

Technical Document Systems

Market position. In the market for Technical Document Systems, Océ supplies wide format printers which are used in design engineering environments in the construction and manufacturing industry, by utility companies and telecom businesses, in transport and government services and in the professional print-for-pay environments of specialized reprographic businesses. Océ holds a strong position in this market and has successfully maintained this position despite the strong competition and economic slowdown during the past two years. In past years, the Company was a leader in introducing digital products to this sector. This conversion to digital products opened up new sales opportunities, including the scanning of existing drawings (scan-to-file) and the distributed printing of centrally produced digital originals at, or close to the point where they are used. Through its long term participation in this market, its lengthy relationships with its customers Océ has set unique standards of innovation, quality, productivity and user friendliness, combined with a high level of service world-wide.

Although the main thrust of the commercial activities is in Europe and the United States, Océ has for several years been successfully developing wide format activities in Japan. To respond to the demands of this market, Océ has modified its most important machines to meet the specific requirements of their users. This means not only a fully ‘Japanese character’ display, but also adaptations to meet the requirements of specific Japanese formats and paper qualities.

Although, there is keen competition from Japanese companies, by concentrating on those market segments in which Océ excels, the business was able to focus its efforts in Japan and strengthen its presence in Japan further during 2003. Océ is also expanding its sales in China, which is a growing market for this group.

Course of affairs in 2003. Océ has a strong position in the black-and-white wide format segment. During 2003, in spite of the weak economy, the total printing volume increased slightly and the number of printers installed in the mid volume segment increased due to a combination of aggressive marketing and cost control efforts.

In this market a gradual shift is taking place from black-and-white to color for applications that lend themselves to the use of color. Major users of wide format printers are sticking to black-and-white printing, especially for technical drawings for which no universal color code has yet been developed or for printing high volumes on very productive machines. Océ supported this shift to color by introducing the Océ TCS400. Through sales of this wide format printer, Océ is building up a position in the color segment. During 2003 Océ enhanced its range of existing machines by adding several new functionalities, including the application of the new Océ Power Logic Controller and various advanced print management software programs. The development of this software required the capacities of Océ organizations in Phoenix and Cleveland (United States) and Créteil (France). Many of these new functionalities can be added to equipment already installed in the marketplace, which protects Océ’s substantial investments made in these machines.

Sales of the Océ TDS800, the most productive machine in this segment, stagnated in 2003 as a result of changing practices amongst users. Central print production is being increasingly replaced by distributed printing, with the result that the print volume is being transferred to smaller printers, such as the Océ TCS400 and the Océ TDS600 rather than laser printers such as the Océ TDS800.

In view of its complete range of products Océ is recognized in the market for wide format printing as the supplier that offers by far the widest range of hardware and software, as was recently confirmed by Bertl, a leading American testing institute. Océ intends to continue to focus its efforts on this market to expand its position further.

Trends. Océ believes that there is limited future growth in this market for black-and-white products. The continuing shift to digital is leading to a further decrease in the analog printing volume while at the same time a shift is taking place from digital black-and-white to color. As an increasingly better digital infrastructure becomes available to users, a shift is also occurring from centralized to decentralized on-demand printing, which is creating a growing demand for mid volume and low volume printers.

Strategy. Despite the limited growth in this market Océ intends to strengthen its position. With a strong market position in Europe and the United States, Océ intends to expand its position by means of focused marketing activities. In doing so, Océ will further expand its portfolio of high production printers. A second major platform for growth is the planned introduction of a complete range of color printers, starting with the Océ TCS400 which was launched in 2003.

Display Graphics Systems

Market position. The second wide format segment in which Océ is active is color printing of posters, banners, billboards and countless other wide format graphics applications for indoor and outdoor use. These applications, known as display graphics, constitute a market that has traditionally made use of silk-screen printing techniques. Digital printing offers the possibility of producing high quality prints quickly and efficiently in small print-runs and on highly diverse media. In addition, Océ flatbed printers have also been available which can print entire display panels and other flat surfaces. Océ is one of the leading suppliers in this segment, offering a range of advanced machines.

Course of affairs in 2003. Revenues of the Display Graphics Systems business group showed an overall decline during 2003. This is attributable primarily to the weak economy. This sector is dependent to a substantial extent on large-scale advertising, which declined in 2003 due to the stagnating economy. This decline in advertising, in turn, resulted in a delay in investments in display graphics machines. In spite of this decline, Onyx Graphics (one of the Company’s subsidiaries), a leading worldwide producer of software, booked excellent results during the year under review.

Trends. Océ expects that this market will grow strongly, driven on the one hand by an increase in advertising spending and, on the other, by the replacement of traditional production methods by digital printing. The market is fragmented both on the side of the suppliers and on the side of the manufacturers. Océ believes that further consolidation is therefore likely to take place during the next few years.

Strategy. Océ intends to strengthen its top three position in the mid volume and high volume segments by leveraging its strong product portfolio and its extensive network of direct and indirect channels. When developing new products, this group focuses on those segments which are expected to show the most growth, notably the mid volume segment and the sector of flatbed printers. This group also concentrates on areas in which substantial synergies can be achieved within its current activities, in particular in terms of customers and technology.

Imaging Supplies

Market position. Océ has been supplying media for printers and copying machines for many years. Media still forms an essential part of Océ’s total product offerings, especially because of the highly precise interaction that is required between media and hardware. The expertise that Océ has accrued in the area of media and its knowledge of the various markets are being used to supply specialized materials, such as those needed for display graphics media, which can also be used on competitor equipment. In addition, Océ’s range of media offerings comprises a large number of products that are specifically tailored to the smaller formats that are mainly used in offices. For example, Imaging Supplies offers specialized materials for use on the Océ CPS700 color printer. Océ is also a significant supplier of white bulk paper in Europe. In the United States the imaging supplies group sells, primarily, wide format materials and materials for display graphics.

Course of affairs in 2003. During 2003 the product range was enhanced and strengthened. The total product range of the imaging supplies group includes approximately 3,500 items. To assist in packaging and distributing these materials, Océ has modern converting and packaging machines which are used to provide prompt service to this highly demanding market. New converting machines, packaging robots and efficiency improvements in production have boosted the capacity of this group while also lowering costs. This gives Océ the biggest converting activity in Europe. In the course of the year the business group was able to further expand the size of its activities – and its market share – mainly in the wide format sector, although this did not lead to an increase in revenues due to a strong erosion of paper prices. In the United States the business group succeeded in further expanding its share in the display graphics market segment and in maintaining its leading position in wide format materials.

Logistics are essential to the success of this group. Whereas the performance had already been considerably improved in the previous financial year, delivery punctuality was boosted in 2003 to above 98.5%. As a rule Océ can deliver to customers on the day after the order was placed. New systems for stock control in various countries will also reduce logistics costs even further.

Trends. The market for imaging supplies has been, traditionally, highly competitive and fragmented. As a result, the market has been consolidating for the past several years. In addition, as customer demands increase, the logistics related to packaging and shipping imaging supplies has been increasingly important in this area.

Strategy. The strategy is to focus primarily on the supply of high-quality, specialized media for wide format printers in both the DDS and the WFPS segments. Besides this, support is provided for the activities of Océ by supplying a complete and competitive range of small format media. High priority is being given to the further professionalization of the level of operational excellence in the business group.

Sales and Services

Océ has a strong direct sales and service organization, which plays a critical role to the Company’s research and development activities and to its overall success. The Company markets and sells its products primarily through its direct sales force of 4,140 employees, sells its maintenance services through 4,327 of its employees and provides business services through 7,149 of its employees. As a result, the Company has access to a constant flow of up-to date market and customer feedback and information, which allows the Company to anticipate and respond quickly to changing market needs.

The Company sells certain of its products (such as plotter systems and fanfold laser printers) through independent distributors and original equipment manufacturers (“OEMs”) in regions or with respect to specific market segments where the Company does not have its own sales force. Approximately 5%, 6% and 7% of its revenues in 2003, 2002 and 2001, respectively, were accomplished using independent distributors and OEMs.

Competition

The Company’s business competes (in whole or in part) with a number of companies with significant financial resources and world-wide operations. The Company’s primary competitors in each strategic business unit are set forth on page 17 and 18. In addition, new competitors are entering part of the markets that the Company serves as the markets rapidly evolve. The Company’s success in the future will depend, in part, on its ability to compete successfully in its current geographic and product markets and to expand into additional geographic and product markets. The Company believes that its direct sales and service force gives it a competitive advantage because it is able to communicate on an ongoing basis directly with its customers to learn quickly about the changing demands of the market.

Research and Development

Technology plays a key role in the continuing success of the Company and its ability to respond to ever changing demands in the market. The success of Océ’s products and services is attributable to the Company’s ability to develop and market machines, software and services of a high quality and respond to its customers’ needs. To meet these needs, Océ largely develops its technology and products internally at its research and development offices located in the Netherlands, Germany, Belgium, France, the United States and Japan. Accordingly, Océ has historically devoted a significant portion of its revenues to research and development. See Item 5, “Operating and Financial Review and Prospects” for a further discussion of the Company’s research and development policies and details regarding the Company’s historical expenditures on research and development.

Intellectual Property

As noted above, the Company’s technology is critical to its success. The Company relies on a combination of patents, copyrights, trade secrets and other measures to protect its proprietary technology. At November 30, 2003, Océ held approximately 5,750 patents and patent applications pending throughout the world. The Company considers its patent position to be important to protect its technology and proprietary information and its ability to conduct its business. The Company also believes that its trademark “Océ”, which is registered in most areas of the world, is essential to its business. In addition, the Company requires any third party that may have access to its proprietary information to enter into arrangements to protect its technology.

Manufacturing, Logistics and Suppliers

The Company manufactures its strategic parts internally (such as process drums, black and white and color toners, organic photoconductors and silicone materials). In combination with the machines in which they are included, these strategic parts create unique properties which distinguish the Company’s products from its competitors.

Most of the Company’s non-strategic parts are manufactured by external suppliers in the form of sub-assemblies and modules. The Company then manufacturers and assembles the finished products internally. In order to ensure that the components and sub-assemblies meet Océ’s specifications, Océ generally involves its third party suppliers early in the development of a product.

During 2003 the Company’s principal manufacturing facilities were in the Netherlands and Poing, Germany. In 2003, however, the Company announced that it intends to relocate part of its manufacturing and assembly activities from the Netherlands to Central Europe and the Far East. The manufacturing activities that will be relocated to Central Europe or the Far East relate only to non-strategic parts and components to be produced by third parties, most of which will be shipped to the Company’s facilities to be included in the final assembly of machines. The Company also intends to outsource the final assembly of a few of its older, low volume machines to third parties in Central Europe or the Far East. The Company will continue to manufacture all of its strategic parts and to assemble its newer (and more complicated) machines internally.

Management believes that its external suppliers are sufficient to meet its current and future near and mid-term requirements, and the Company has not experienced any meaningful increases in the prices of these materials nor difficulty in obtaining these materials from its external suppliers.

Seasonality

The Company’s business has been, in the past, seasonal. The Company has historically experienced that sales during the third quarter decreases due to the holiday season in Europe and increase in the fourth quarter due to the higher number of business days during that period.

Governmental Policies

As a global company with operations in 80 countries, the Company’s business is subject to direct and indirect regulation in each of the countries in which it does business. As a result, changes in various types of regulation could affect the Company’s business adversely. The implementation of new technological or legal requirements could impact the Company’s products, manufacturing or distribution processes, and could affect the timing of product introductions, the cost of production or products as well as their commercial success. Moreover, regulations that adversely affect the pricing of the Company’s products could affect net sales and operating profit. The impact of these changes in regulation could affect adversely the Company’s business even where the specific regulations do not directly apply to the Company or its products.

C. Organizational Structure

The Company is a holding company that conducts its operations through a variety of subsidiaries. The following is a list of Océ’s principal subsidiaries (including its significant subsidiaries) which sets forth each subsidiary’s name, principal location and country of incorporation. Océ owns 100% of the equity (and holds 100% of the voting power) of each subsidiary listed except for Océ Japan Corporation of which Océ owns 85% of the equity (and holds 85% of the voting power).

Europe
Océ-Belgium N.V./S.A.	Brussels	Belgium
Océ-Interservices N.V./S.A.	Brussels	Belgium
Océ Software Laboratories Namur S.A.	Namur	Belgium
Océ-Danmark a/s	Copenhagen	Denmark
Océ Holding Deutschland Verwaltungsgesellschaft m.b.H.	Mülheim/Ruhr	Germany
Océ-Deutschland G.m.b.H.	Mülheim/Ruhr	Germany
Océ Printing Systems G.m.b.H.	Poing	Germany
Océ Document Technologies G.m.b.H.	Konstanz	Germany
Océ-Finland Oy	Helsinki	Finland
Océ-France S.A.	Noisy-le-Grand	France
Océ Print Logic Technologies S.A.	Créteil	France
Océ-Hungária Kft.	Budapest	Hungary
Océ-Ireland Ltd.	Dublin	Ireland
Océ-Italia S.p.A.	Milan	Italy

Océ-Technologies B.V.	Venlo	The Netherlands
Océ-Nederland B.V.	‘s-Hertogenbosch	The Netherlands
Arkwright Europe B.V.	Venlo	The Netherlands
Océ-Norge A.S.	Oslo	Norway
Océ-Österreich Ges.m.b.H.	Vienna	Austria
Océ-Poland Limited, Sp. Z o.o.	Warsaw	Poland
Océ-Portugal Equipamentos Gráficos S.A.	Lisbon	Portugal
Océ-España S.A.	Barcelona	Spain
Océ-Czech republic s.r.o.	Prague	Czech Republic
Océ (UK) Limited	Brentwood	United Kingdom
Océ Svenska AB	Stockholm	Sweden
Océ (Schweiz) A.G.	Glattbrugg	Switzerland

North America
Océ-USA Holding, Inc.	Chicago, Illinois	USA
Océ North America, Inc.	Chicago, Illinois	USA
Arkwright, Inc.	Fiskeville, Rhode Island	USA
Océ Business Services, Inc.	New York, New York	USA
Océ Groupware Technology, Inc.	Cleveland, Ohio	USA
Océ Display Graphics Systems, Inc.	San Jose, California	USA
Océ Reprographic Technologies, Inc.	Phoenix, Arizona	USA
Océ-Canada, Inc.	Toronto	Canada
Océ-Mexico S.A. de C.V.	Mexico City	Mexico

Asia/Pacific
Océ-Australia Ltd.	Scoresby	Australia
Océ Office Equipment (Beijing) Co., Ltd.	Beijing	China
Océ Office Equipment (Shanghai) Co., Ltd.	Shanghai	China
Océ (Hong Kong China) Ltd.	Hong Kong	Hong Kong
Océ-Japan Corporation	Tokyo	Japan
Océ Malaysia Sdn. Bhd.	Petaling Jaya	Malaysia
Océ (Singapore) Pte. Ltd.	Singapore	Singapore
Océ (Thailand) Ltd.	Bangkok	Thailand

Other countries
Océ-Brasil Comércio e Indústria Ltda.	São Paulo	Brasil

Lease companies
Océ-Australia Finance Pty. Ltd.	Scoresby	Australia
Océ-Deutschland Financial Services G.m.b.H.	Mülheim/Ruhr	Germany
Océ-France Financement S.A.	Saint-Cloud	France
Océ-Renting S.A.	Barcelona	Spain
Océ (UK) Finance Ltd.	Brentwood	United Kingdom
Océ Financial Services, Inc.	Boca Raton, Florida	USA

D. Property, plants and equipment

The Company owns or leases the following facilities:

Location	Principal Use/ Products Produced	Owned/Leased	Approximate Square Feet/Square meters
The Netherlands:
Venlo	Headquarters	Owned	28,915 sq. mtr.
	Research and Development	Owned	53,000 sq. mtr.
	Manufacturing of Printing Equipment	Owned	84,690 sq. mtr.
	Manufacturing of Supplies	Owned	43,265 sq. mtr.
	Warehouse supplies	Operational lease	19,437 sq. mtr.
	Warehouse spare parts	Owned/Operational lease	14,934 sq. mtr.
‘s-Hertogenbosch	Offices	Owned	10,860 sq. mtr.

Germany:
Mülheim/Ruhr	Offices and Warehouse	Owned	10,073 sq. mtr.
Poing	Offices Research and Development, Manufacturing and Warehouse	53% Owned 53% Owned	18,286 sq. mtr. 97,775 sq. mtr.

France:
Noisy-le-Grand	Offices	Capitalized lease	14,000 sq. mtr.
Créteil	Offices and Research and Development	Owned	6,418 sq. mtr.

England:
Brentwood	Offices	Operational lease	38,360 sq. mtr.

United States of America:
Chicago, IL	Offices Warehouse	Operational lease Operational lease	156,500 sq. ft. 202,000 sq. ft.
Boca Raton. FL	Offices	Operational lease	144,000 sq. ft.
Mount Laurel, NJ	Warehouse	Operational lease	106,000 sq. ft.
Guilford, CT	Manufacturing of Copying Supplies	Owned	110,000 sq. ft.
Fiskeville, RI	Manufacturing of Copying Supplies	Owned	250,000 sq. ft.
Charleston, IL	Manufacturing of Copying Supplies	Owned	100,000 sq. ft.

Each of the properties listed above is owned or leased by the Company free of any material encumbrances.

The land and buildings in Poing, Germany, are owned by a company in which Océ holds 53% and which is controlled and fully consolidated by Océ. The remaining 47% is owned by a third party. The lease has a ten-year term with three years remaining and is for a fixed amount of rent at an annual rate of Euro 6.7 million.

In addition to the principal properties listed above, Océ also owns and leases office and warehouse space throughout the world where necessary to conduct its business. Certain facilities were subject to capitalized leases, amounting to Euro 9 million, Euro 11 million and Euro 12 million and as of November 30, 2003, 2002 and 2001, respectively, and certain facilities were subject to operational leases, amounting to Euro 51 million, Euro 58 million and 51 million as of November 30, 2003, 2002 and 2001, respectively.

Océ believes that its production and other facilities are in good operating condition. As discussed above, a significant portion of the Company’s parts and components are manufactured by third party suppliers. The Company manufactures certain strategic parts internally (namely, drums, photoconductors, silicone materials and toners) and assembles its final machines at its own manufacturing facilities. The Company’s facilities currently have adequate production capacity to meet its needs in the short and mid-term future. The Company also believes that it can quickly increase its production capacity in the event that its production capacity needs increase.

The Company is currently expanding its toner production facility in Venlo, Netherlands. This expansion began in 2003 and is expected to be largely completed by October 2004 and with full service being provided in 2005. The Company spent Euro 6 million in 2003 related to this expansion, and the anticipated total costs of this expansion is approximately Euro 13.5 million. The Company will pay for this expansion with cash from operating activities. The Company believes that upon completion of this expansion, the capacity of the toner facility will be increased by approximately 50%.

Item 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Océ’s Annual Report 2003 is set forth in Exhibit 10 and contains a review of the Company’s operating and financial results and prospects. The Annual Report 2003 is incorporated into this Item 5 by reference. The following discussion supplements and should be read in conjunction with Océ’s Annual Report 2003 in Exhibit 10. In the event that any portion of Exhibit 10 conflicts with any portion of the discussion contained in this Item 5, the provisions in this Item 5 will prevail.

Executive Summary

Océ is one of the world’s leading suppliers of high quality products, services and complete solutions for use by professionals in print and document management environments, primarily in environments where large numbers of documents are processed. The Company operates globally with activities in 80 countries with over 22,000 employees. The Company’s revenues are derived from three primary sources:

•	Proceeds from product sales;

•	Proceeds from rentals and service; and

•	Interest from financial leases.

The 2003 financial year was difficult and disappointing in financial terms. The stagnating economy that negatively effected the 2002 results continued in 2003. As a result, customers continued to postpone their investment decisions in 2003 and product sales dropped. In addition, because the global economic slowdown has continued for a prolonged period, the Company’s revenues from rentals and service (which are generally based on a stream of revenue over the life of a long-term contract) also decreased.

Costs of sales of products, rentals and service reflect primarily the costs of components and sub-assemblies and labor. Costs of interest from financial leases reflect primarily administrative and selling expenses and financial expense.

In 2001, Océ announced its intention to outsource its financial lease portfolio to third parties while retaining the ‘one stop’ shopping concept for its customers through private label financing programs. The Company has adopted two approaches to outsource its financial lease program. In the United States, the Company has established a captive lease company that enters into the initial leasing agreements and that later sells bundles of lease receivables (together with the title to the underlying machines) to third party lenders. During 2003, $64 million of lease contracts (together with the underlying machines) were transferred to two third party lenders in the United States. In Europe and the rest of the world, Océ is in the process of entering into private label partnership agreements with third party lenders. Under these agreements, Océ will transfer existing financial leases to its third party lenders and its third party lenders will finance new financial leases. Originally, Océ intended to complete the outsourcing of most of its financial leasing activities in Europe by the end of 2003. During 2003, Océ determined that substantial changes to its information systems were required prior to this transfer. Océ intends to implement the required changes to its information systems during 2004 and to complete the outsourcing of the main part of its lease portfolio in Europe by the end of 2004.

Research and the development of technology is critical to Océ’s success. Accordingly, Océ has historically devoted a significant portion of its revenue to research and development (generally 6 to 7%). Océ exceeded this investment in 2003 by investing approximately 7.7% of its revenues in research and development.

Océ has a strong direct sales and service organization, which plays a critical role to its research and development activities and to its overall success. The Company markets and sells its products primarily through its direct sales force of 4,140 employees, sells its maintenance services through 4,327 of its employees and provides business services through 7,149 of its employees. As a result, the Company has access to a constant flow of up-to-date market and customer feedback and information, which allows the Company to anticipate and respond quickly to changing market needs.

This discussion and analysis of Océ’s financial condition and results of operations is based on its consolidated financial statements, which have been prepared in accordance with Dutch GAAP. As further discussed in Note 26 to the Consolidated Financial Statements, Dutch GAAP differs from U.S. GAAP in several significant respects. The Company reconciles the portions of its consolidated financial statements that contain these differences in accordance with U.S. GAAP.

This discussion contains forward-looking statements concerning the Company’s operations, economic performance and financial condition. For more detailed information regarding the risks involved in forward-looking statements, see Item 3, “Key Information”.

Significant accounting policies, assumptions, estimates and judgments

When Océ prepares its financial statements, it selects certain accounting principles and methods and makes certain assumptions, estimates and judgments relating to its financial condition and disclosure, which require management’s subjective and complex consideration of a variety of matters, including the following:

•	valuing intangible and other long-lived assets;

•	establishing assumptions as the basis of revenue recognition policy;

•	identifying expenses in connection with restructuring; and

•	determining contingent liabilities, including any contingent liabilities that Océ may incur in connection with significant litigation.

The Company bases its assumptions and estimates, and makes its judgments, based on its historical experience, its expectations for the future and various other factors that it believes are reasonable under the circumstances. The Company’s actual results may significantly differ from its assumptions, estimates and judgments and its financial condition could be significantly different if the Company used different assumptions, estimates and judgments.

The following is a brief discussion of some of the significant assumptions, estimates and judgments that the Company makes which could impact its financial condition and results of operations. For further details on the accounting policies used in this financial report, see the Notes to the Company’s Consolidated Financial Statements.

Valuing intangible and tangible long-lived assets

As of November 30, 2002 and 2003, the intangible long-lived assets amounted to Euro 86 million and Euro 49 million and the tangible long-lived assets amounted to Euro 578 million and Euro 494 million. In accounting for long-lived assets, the Company assesses the impairment of the carrying value of its long-lived assets under both Dutch GAAP and U.S. GAAP when factors indicate that the carrying value may not be recoverable. Factors that indicate potential impairment include, but are not limited to:

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

Under U.S. GAAP, the Company is required to apply a two step test. First, the Company determines whether an impairment exists when the undiscounted future cash flows of the related asset is lower than the carrying value of the related asset. In that case, the Company measures the impairment as the excess of the carrying value over the sum of future discounted cash flows.

Océ’s projections for future cash flows are based on its current estimates of the future growth of its business, and anticipated future economic, regulatory and political conditions. Océ estimates discount rates to be commensurate with the risk inherent in its current business model. If Océ estimates change as a result of changes in the business models, printing and document management technology, general economic conditions, the regulatory environment or other reasons, Océ may have to adjust the carrying value of its long-lived assets and recognize additional impairment charges on its long-lived assets.

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

Under U.S. GAAP, the economic life of the machine and the fair value of the machine at the beginning and end of the lease term are estimated. The estimates are based upon our historical experience with economic lives of our equipment products. In Océ’s experience, the most objective measure of the economic life of a machine is the original contract term because most equipment is returned by lessees at or near the end of the contractual term. The longest predominant contractual lease term for Océ’s principal products is five years and only a small percentage of Océ’s leases are for original terms longer than five years. Accordingly Océ has estimated the economic life of most of its products to be five years. Océ believes that five years is representative of the period during which a machine is expected to be economically usable, with normal repairs and maintenance, for the purpose for which it was intended at the inception of the lease. Under Océ’s current product portfolio, generally a non-cancelable lease of 45 months or more would qualify as a financing lease.

At the beginning of a lease term, Océ also estimates the fair market value of the machine and the residual values of machines at the end of the lease term. Océ estimates the residual values of the machines at the end of the lease term based on its forecasts of supply and demand for similar products, its expected date of retirement of the product, future product launch plans, the term of the lease, customer behavior, re-manufacturing strategies, competition and technological changes. Because the Company is the developer, manufacturer and servicer of its products, the Company does not believe it has any significant risks to recovery of its recognized residual values.

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

In addition, the Company sells its equipment and services on a stand-alone basis and also enters into bundled arrangements that contain multiple deliverable elements. These multiple element arrangements typically include equipment, services, supplies and financing components for which the customer pays a single defined price for all elements. These arrangements typically also include a variable service component for copy volumes in excess of a stated minimum. When separate prices are listed in these multiple element arrangements with Océ customers they may not be representative of the fair values of those elements because the prices of the different components of the arrangement may be altered in customer negotiations, although the aggregated consideration may remain the same. Therefore, revenues under these arrangements are allocated based upon estimated fair values of each element. The fair value of each element is estimated based on a review of a number of factors including average selling prices for the elements when they are sold on a stand-alone basis. The average selling prices are based on management’s best estimates of market conditions and competitive pricing considerations. The principal change in estimate relating to such revenue allocations among multiple elements is made with respect to the estimated fair value of those elements and their related margins. The margins of maintenance and interest percentages are based on an arm’s length approach. This is a significant factor considered in Océ’s revenue allocations process along with other factors, such as pricing changes and customer discounts, which also affect the overall allocation process.

Restructuring expenses

Under Dutch GAAP, restructuring expenses are accrued when a detailed plan has been made and communicated to the employees involved. Océ recorded restructuring expenses before tax of Euro 11 million and Euro 2 million under Dutch GAAP in 2003 and 2002, respectively, relating primarily to the relocation of its manufacturing and assembly activities. Under U.S. GAAP restructuring expenses are accrued when management approves and commits to a firm plan and communicates the plan to the affected employees. However, the criteria set for restructuring expenses to be recognized are more strict. Therefore certain costs accrued under Dutch GAAP are expensed as incurred under U.S. GAAP. Under U.S. GAAP the Company recorded a restructuring expense of Euro 1 million in 2003 and of Euro 44 million in 2002. The recording of restructuring expenses reflects many estimates, including those pertaining to personnel separation costs, contract settlements, and tangible asset impairments. In making estimates, the Company used the most recent information available. As Océ continues to evaluate the business, there may be supplemental charges for new restructuring initiatives as well as changes in estimates to amounts previously recorded as payments are made or actions are completed.

Contingencies

The Company’s determination of the treatment of contingent liabilities in its consolidated financial statements is based on Océ’s view of the expected outcome of the applicable contingency. Océ consults with legal counsel on matters related to litigation and other experts both within and outside its group with respect to matters in the ordinary course of business. Océ accrues a liability if an adverse outcome is probable and the amount can be estimated. If either the likelihood of an adverse outcome is only reasonably possible or an estimate is not determinable, Océ disclose any matter that it believes is material in a note to the financial statements. Actual results may differ from Océ’s estimated results and could have an adverse impact on its financial condition and results of operations.

The Company is involved in a number of legal actions. Based on currently available information and legal opinion, we believe that the outcomes of these legal actions will either have no significant adverse effect on the financial position of the Company, or that any possible adverse effects are adequately reflected in the provisions.

International Financial Reporting Standards

The European Union has passed a regulation that requires listed European companies to comply with International Financial Reporting Standards (“IFRS”) for accounting periods starting on or after January 1, 2005. Under this regulation, Océ is required to comply with IFRS beginning December 1, 2005.

To prepare for the transition from reporting in Dutch GAAP to IFRS, in 2003 Océ began to assess the differences between Dutch GAAP and IFRS and to study the consequences for automated processes and procedures. As a result, Océ is in the process of preparing guidelines to implement the conversion from Dutch GAAP to IFRS in each country where it has business operations. Océ intends to adopt new IFRS guidelines that do not conflict with Dutch GAAP where possible prior to 2005. For example, at the beginning of 2003 Océ adopted the standard for accounting for pensions under IFRS. Based on its initial assessment of the differences between Dutch GAAP and IFRS, Océ believes that the primary differences will relate to accounting for pension liabilities, option plans, financial instruments and impairment. The consequences for other items (such as expenditures) are currently being studied. Under IFRS, a greater number of the assets and liabilities that were previously qualified as “off-balance sheet” (financial instruments, for example) will be included in the balance sheet. Certain liabilities may also have to be classified in a different way than previously. Currently, it is not possible to give an indication of the effects that the forthcoming changes will have. The effects, however, may be material.

New accounting pronouncements in 2003

Dutch GAAP

The process to align Dutch GAAP with IFRS continued in 2003. The authoritative statements and the recommendations in the Guidelines for annual reporting under Dutch GAAP (the “Guidelines”) have become more stringent and the disclosure requirements more extensive. In November 2003, a new edition of the Guidelines was published, which adopted the 2002 Draft Guidelines and proposed new draft Guidelines. The final 2003 Guidelines are applicable for fiscal years starting on or after January 1, 2004.

The most important changes in the final 2003 Guidelines (applicable for Océ’s 2004 financial year) are the following:

No RJ	Subject	Change
240	Equity	Changes including explicit distinction between statutory and consolidated accounts, additional phrases about legal requirements and guidance with regard to classification of equity financial instruments

270	Revenue recognition	Requirement to add a comprehensive income statement

292	Leasing	Incorporation of SIC 27 on transactions in the legal form of a lease

400	Directors’ report	Further recommendations on sustainability reporting

520	Intercompany transactions	Final Guideline (draft published last year as draft guideline 240.5) on recognition of profits on intercompany transactions

Draft Guideline 290a “Financial instruments, processing and valuation” (based on International Accounting Standard 39 (“IAS 39”)) has not changed since the discussion memorandum that was published in early 2001. The draft Guideline was not made final in the final 2003 Guidelines because the proposed amendment to IAS 39, as announced by IASB, was not available to be included in the final 2003 Guidelines. It has been decided not to integrate draft Guideline 290a in final Guideline 290 ‘Financial Instruments’ before these amendments to IAS 39 have been implemented.

A significant new aspect of draft Guideline 290a is that most financial instruments (financial assets and liabilities held for trading and available for sale) are measured at fair value and that gains and losses arising from changes in fair value of derivatives are recognized in the profit and loss account.

In addition, in the draft Guideline detailed guidance is given on hedge accounting. Hedge accounting is permitted provided that an entity meets certain qualifying criteria in relation to documentation and hedge effectiveness.

It should be noted that currently the Netherlands Civil Code does not allow for measuring financial instruments at fair value. The 4th European Directive was amended in 2003 to permit fair value valuation and the Company expects that Dutch law will be amended in a similar manner. However, proposals for such a change have not yet been published. If Dutch law is changed to comply with the European Directive, the Company anticipates that the differences between Dutch GAAP and U.S. GAAP in respect of reconciling financial instruments will be significantly reduced.

IFRS

The International Accounting Standards Board (the “IASB”) is currently working on a number of new standards and amendments to existing standards that will be applicable to all European listed companies required to adopt IFRS in 2005. The main examples are Exposure Draft (“ED”) 3 (which applies to business combinations, intangible fixed assets and impairments) and ED 2 (share based payments). It is expected that approximately fifteen other standards will be proposed. As a result, significant uncertainty exists with regard to the impact of the final standards. The IASB is aiming to complete all new standards and improvements in the first half of 2004. In the second half of 2004 and 2005 no new standards that will be effective to first time adopters are expected to be issued. Currently the IFRS standards do not require interim financial reporting. However, the EU has drafted a ‘transparency guideline’, which was issued March 2003. This standard requires that listed companies present semi-annual financial statements based on the requirements of IAS 34 and an updated management report and a statement of the Board of Directors on the accuracy and completeness of the financial statements. Recently the European Union clarified that quarterly financial statements are not required other than certain general information about the financial position.

U.S. GAAP

In April 2003, the Financial Accounting Standards Board (the “FASB”) issued Statement of Financial Accounting Standards No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments and for hedging activities under Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”). The adoption of SFAS 149 did not have a material impact on the Company’s consolidated results of operation or financial position.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“SFAS 150”). SFAS 150 establishes standards on how to classify and measure certain financial instruments with characteristics of both liabilities and equity. The adoption of SFAS 150 did not have a material impact on the Company’s consolidated results of operation or financial position.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 was effective immediately for all variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The disclosure (but not the accounting) requirements of FIN 46 are effective for the 2003 financial statements of Océ, regardless of the date on which the variable interest entity was created. In December 2003 the FASB issued FASB Interpretation No. 46 R (“FIN 46R”), Consolidation of Variable Interest Entities (Revised). FIN 46R modifies the scope exceptions provided in FIN 46. As of the end of the first interim or annual reporting period ending after March 15, 2004, the provisions of FIN 46R replace the provisions of FIN 46 for all variable interest entities created or acquired after January 31, 2003.

The Company reviewed its contractual arrangements and has identified no “Variable Interest Entities”, as defined by FIN 46.

In November 2002, the Emerging Issues Task Force (“EITF”) of the FASB reached a consensus on EITF No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. The consensus addresses how to account for arrangements that may involve the delivery or performance of multiple products, services and/or rights to use assets. Revenue arrangements with multiple deliverables are required to be divided into separate units of accounting if the deliverables in the arrangement meet certain criteria. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values. When an arrangement contains both lease elements and non-lease elements, the guidance under FAS 13 is applied to the lease elements by the purchaser and seller, but not to any non-lease elements of the arrangement because such elements are outside of the scope of FAS 13. EITF 00-21 clarifies how to allocate the total consideration between the lease and non-lease elements. Under EITF 00-21, “substantial services,” as contemplated by FAS 13, paragraph 1, (e.g., disposables/consumables, services) are not considered executory costs as defined in FAS 13 and, as such, these non-FAS 13 deliverable items should be separated from the FAS 13 deliverables (e.g., lease of plant, property and equipment and executory costs) on a relative fair value basis. The guidance of EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company is currently assessing the impact of the adoption of this statement.

A. Operating Results

The following information provides an analysis of the Company’s total revenue, gross margin, operating income and net income for each of the three most recently completed fiscal years.

Revenues

The Company’s revenues are derived from three primary sources: proceeds from product sales; proceeds from rentals and service; and interest from financial leases. Changes in the Company’s revenues primarily result from three factors: organic increases or decreases due to product mix, growth through acquisitions and the effect of foreign currency exchange rates.

Total revenues in 2003, 2002 and 2001 were Euro 2,769 million, Euro 3,176 million and Euro 3,234 million, respectively. Total revenues in 2003 were 12.8% lower than in 2002. 5.1% of this decrease is attributable to a continuing decrease in revenues from sales of machines and services and interest revenue from financial leases. The remaining 7.7% reduction was attributable to adverse exchange rate effects and a small business disposal. Total revenues in 2002 were 1.8% lower than in 2001. Decreases in net revenues from 2001 to 2002 were primarily attributable to an organic decrease in revenues of 3.1% related to the downturn in the economy and the corresponding reluctance of customers to purchase new machines and a decrease of 2.1% caused by the negative effects from foreign exchanges rates. These decreases were offset, in part, by an increase of 3.4% of revenues resulting from acquisitions.

Revenues from product sales amounted to Euro 1,553 million, Euro 1,792 million and Euro 1,836 million in 2003, 2002 and 2001, respectively, and revenues from product sales decreased by 13.4% from 2002 to 2003, compared to a 2.4% decrease from 2001 to 2002. Earnings from rentals and service was Euro 1,119 million, Euro 1,267 million and Euro 1,272 million in 2003, 2002 and 2001, respectively, and revenues from rentals and services decreased by 11.7% from 2002 to 2003, compared to a 0.4% decrease from 2001 to 2002. Interest income from financial leases was Euro 97 million, Euro 117 million and Euro 125 million in 2003, 2002 and 2001, respectively. Interest income from financial leases decreased by 16.3% from 2002 to 2003, compared to a 6.9% decrease from 2001 to 2002.

Revenues of the DDS business unit were Euro 1,907 million, Euro 2,155 million and Euro 2,222 million in 2003, 2002 and 2001, respectively, and revenues of the DDS business unit decreased by 3.9% from 2002 to 2003 compared to a 2.5% decrease (on an organic basis) from 2001 to 2002. Sales of machines in the DDS business unit decreased by 11% from 2002 to 2003, compared to a 18% decrease from 2001 to 2002, which was primarily attributable to the downturn in the economic cycle and the postponement of investment decisions by customers and the decision by the Company to phase out sales of certain of its low- to mid-volume machines in this unit.

Revenues of the WFPS business unit were Euro 862 million, Euro 1,021 and Euro 1,012 million in 2003, 2002 and 2001, respectively. The revenue of the WFPS business unit decreased by 7.5% from 2002 to 2003, compared to a 4.4% decrease from 2001 to 2002. The decreases in 2003 and 2002 are primarily attributable to the downturn in the economic cycle and the postponement of investment decisions by customers.

Gross Margin

Gross margin was Euro 1,165 million, Euro 1,328 million and Euro 1,317 million, respectively, and represents an equivalent of 42.1%, 41.8% and 40.7% of the Company’s total revenues in 2003, 2002 and 2001. Gross margin in 2003 was 0.3% higher than in 2002, compared to an increase by 0.9% from 2001 to 2002. The increase in gross margin from 2001 to 2002 was attributable to the effects of the Company’s foreign currency hedging. In addition, the effect of capacity under-utilization as a result of lower machine sales was offset by lower costs and the phasing out of poorly performing activities.

Selling Expenses

Selling expenses were Euro 624 million, Euro 705 million and Euro 728 million in 2003, 2002 and 2001 respectively, which represents 22.5%, 22.2% and 22.5% of the Company’s total revenues in those years. The reduction in selling expenses from 2001 to 2002 and from 2002 to 2003 were primarily related to the reduction in labor costs in connection with the restructuring partially offset by the negative effect of foreign currency translation.

Research & Development

Investments in research and development were Euro 208 million, Euro 212 million and Euro 200 million in 2003, 2002 and 2001, respectively, which represents 7.5%, 6.7% and 6.2% of the Company’s total revenues in 2003, 2002 and 2001, respectively. The Company incurred a repayment liability of Euro 1.0 million in 2003 and Euro 3.0 million in 2002 with respect to a governmental development credit for a color printer that was launched in 2001. The Company may have additional repayment liabilities in future years depending on the future revenues of this color printer. For a further discussion of these governmental credits, see Note 0 and 14 to the Consolidated Financial Statements.

General and administrative expenses

The Company’s general and administrative expenses were Euro 183 million, Euro 185 million and Euro 164 million in 2003, 2002 and 2001, respectively, which represents 6.6%, 5.8% and 5.1% of the Company’s total revenues in these years. These expenses decreased by 1.7% from 2002 to 2003 and by 3% (on a organic basis) from 2001 to 2002 because of the Company’s imposition of tight cost controls.

Impairment

An impairment of intangible and tangible fixed assets occurred in 2003 of Euro 25.2 million. This impairment relates to the goodwill of Practical Print Solutions for an amount of Euro 13.5 million, to the customer base and technology of Océ Display Graphics Systems Inc. for an amount of Euro 9.3 million and to a part of the fixed assets of Arkwright of Euro 2.4 million.

Operating Income

Operating income in 2003, 2002 and 2001 was Euro 125 million, Euro 226 million and Euro 225 million, respectively, and represents 4.5%, 7.1% and 6.9% of the Company’s total revenues in 2003, 2002 and 2001, respectively. Operating income (in Euros) decreased by 44.8% from 2002 to 2003, compared to an 0.6% increase from 2001 to 2002. This decrease was primarily attributable to lower revenues from machine sales and impairment charges incurred.

Financial expense (net)

The Company’s financial expense (net) was Euro 31 million in 2003, Euro 54 million in 2002 and Euro 69 million in 2001. The decrease in financial expense (net) from 2001 to 2002 and further decrease in 2003 was caused by a reduction in the outstanding amount of the Company’s loans and lower interest rates. The average weighted interest bearing capital was Euro 696 million in 2003 (with an average interest rate of 4.10%), Euro 992 million in 2002 (with an average interest rate of 5.25%) and Euro 1,180 million in 2001 (with an average interest rate of 5.65%).

Income taxes

The Company’s effective tax rate was 32.4% in 2003, 33.4% in 2002 and 31.1% in 2001. In 2002, the Company indicated that it expected an increase of its effective tax rate in 2003. This increase did not actually occur in 2003. Rather, the Company’s tax rate decreased primarily due to lower than expected income in the United States. Generally, the highest tax rates are applicable within the United States because the individual state tax rates are included in the total U.S. effective tax rate. As income decreased in the United States in 2003, the effective tax rate also decreased in 2003.

Net Income

Net income was Euro 61 million, Euro 113 million and Euro 10 million in 2003, 2002 and 2001, respectively. Net income decreased by 45.4% from 2002 to 2003, compared to a major increase from 2001 to 2002. On a basic earnings per ordinary share basis net income in 2003 decreased by 46.9% from 2002 to Euro 0.69 per share, compared to an 1625% increase in 2002 from 2001 to Euro 1.30 per share compared to Euro 0.08 per share in 2001. Net income in 2001 was reduced by a charge for an exceptional item relating to the Company’s restructuring. In 2001, the Company’s net income before exceptional item was Euro 105 million, and the Company’s basic earnings per ordinary share was Euro 1.19 per share before exceptional item.

Breakdown of commercial and financial activities

The Company’s revenues are derived from two principal activities: commercial activities (revenue derived from selling machines, software and services) and financial activities (revenue derived from offering financial leases). In assessing the financial position of the Company as a whole, a distinction must be made between these two types of activities.

The revenue from financial activities is derived from the interest from financial leases. The costs of financial activities comprise the costs of financing the lease portfolio and the administrative and selling expenses. Where the financial activities are financed from interest-bearing capital, it has been assumed that this has been done fully on a fixed-interest basis. The costs of financing are then allocated on the basis of the average amount of fixed interest-bearing capital. For the administrative and selling expenses, including provisions for doubtful accounts a cost level has been applied which corresponds to that of external captive lease companies with similar activities, which publish annual accounts. For the financing of the financial activities the Company’s policy is to maintain a ratio of 0.15 between the equity and the balance sheet total. This ratio is a standard used by captive companies in the financial services industry which publish their own annual accounts. The remaining part of the equity is allocated to the commercial activities.

The following table sets forth a breakdown of the revenue in Euros from commercial activities compared to revenue from financial activities:

(In millions)		2001		2002	2003
		Euro		Euro	Euro
Revenue	Commercial	3,109		3,059	2,672
	Financial	125		117	97

	Total	3,234		3,176	2,769

Operating income	Commercial	135		142	56
	Financial	90		84	69

	Total	225		226	125

Net income	Commercial	79		86	36
	Financial	26		27	25

	Total	105	*	113	61

Cash flow before financing activities	Commercial	137		236	176
	Financial	36		102	152

	Total	173		338	328

*	Before exceptional items of Euro 95 million.

Impact of Foreign Currency Fluctuations

As a global business, foreign currency fluctuations can have a positive or negative effect on the Company’s financial results. The results in 2003 were negatively influenced by the strong Euro. Océ attempts to offset the effects of foreign exchange rate fluctuations in the long term relating to the sales of its machines by incurring expenses and buying components of the machines and related supplies, where possible, in the same currency in which the revenues from the sales of the machines are achieved (“matching principle”) and by raising the local added value content. In addition, Océ attempts to offset the effects of foreign exchange rate fluctuations relating to the sales of its services by incurring payroll expenses of the technicians providing the services in the same currency in which the service revenues are achieved. Finally, the Company also attempts to offset the short-term consequences of foreign exchange fluctuations through an active currency management policy. The Company’s current policy is to hedge on a rolling twelve month basis up to 80% of its anticipated foreign currency intercompany transactions (principally, in U.S. Dollar, Japanese Yen and Pound Sterling). In 2003, as a result of its hedging activities, the negative impact of the strong Euro was limited to a decrease of Euro 16.2 million in net income. For this purpose, the Company uses a number of financial instruments, particularly forward foreign exchange contracts, which are listed in Note 23 to the Consolidated Financial Statements and further described in Item 11, “Quantitative and Qualitative Disclosures about Market Risk”.

Governmental Policies

As a global company with operations in 80 countries, the Company’s business is subject to direct and indirect regulation in each of the countries in which it does business. As a result, changes in various types of regulation could affect the Company’s business adversely. The implementation of new technological or legal requirements could impact the Company’s products, manufacturing or distribution processes, and could affect the timing of product introductions, the cost of production or products as well as their commercial success. Moreover, regulations that adversely affect the pricing of the Company’s products could affect net sales and operating profit. The impact of these changes in regulation could affect adversely the Company’s business even where the specific regulations do not directly apply to the Company or its products.

B. Liquidity and Capital Resources

Sources of Cash

The Company currently expects to fund operations and capital expenditures from a combination of cash flows from operating activities, available cash and cash equivalent balances, availability under current credit facilities and cash generated from the sale of the Company’s financing lease portfolio.

Cash flows provided by operating activities were Euro 340 million for 2003 compared to Euro 446 million for 2002 and Euro 348 million for 2001. The decrease in cash flows from operating activities in 2003 resulted from lower earnings after adjusting for non-cash items such as depreciation, amortization and the non-cash portion of restructuring charges and due to the lower needs for financial lease receivables. At November 30, 2003, the Company had cash available amounting to Euro 56 million compared to Euro 37 million at November 30, 2002 and Euro 40 million at November 30, 2001.

At November 30, 2003, Océ and its Dutch subsidiaries had available Euro 771 million of credit facilities in the form of multi-year stand-by credit contracts and the Company’s subsidiaries outside of the Netherlands had available Euro 435 million of credit. At November 30, 2003, the used portion of these credit facilities amounted to Euro 159 million of long term debt and Euro 4 million of short term debt. These lines of credit expire over the next 3 to 5 years. None of these credit facility contracts contain restrictive covenants. As a result, repayment of any borrowings under these lines of credit can not be accelerated in connection with the Company’s non-compliance with covenants.

As further discussed in Item 4, the Company is in the process of outsourcing the financing of its lease portfolio to third party lenders, which involves transferring its current lease portfolio to these third party lenders in exchange for payments equal to the fair value of the portfolio (which, at a minimum, will be the book value) and placing new financial leases directly with the Company’s private label lenders. In connection with this process, the Company intends to transfer a major part of its lease portfolio to third parties under various private label-financing agreements by the end of 2004. The transfer will be gradual and based on a country by country analysis. The Company expects that the transfer of the current lease portfolio in Europe will be substantially completed by the end of 2004. As a result, the Company expects to have additional cash available to invest from the proceeds of its outsourcing efforts, that the assets on its balance sheet will be substantially reduced and that interest income, interest expenses and the other costs relating to the financial leasing business will largely be eliminated.

Capital Expenditures

Cash flows used in investing activities were Euro 12 million for 2003 compared to Euro 109 million for 2002 and Euro 175 million for 2001. Net capital expenditures were Euro 92 million for 2003 compared to Euro 121 million for 2002 and Euro 122 million for 2001. Capital expenditures decreased in 2003 over 2002 due primarily to less investments in property, plant and equipment and less capitalized expenses for enterprise resource platforms.

The Company did not make any new significant acquisitions in 2003. In 2002, the Company acquired certain assets of the Gretag Professional Imaging Division and all of the outstanding capital stock of GE Mexico, S.A. for a combined purchase price of Euro 55 million, net of cash acquired. During 2001, the Company acquired all of the outstanding stock of Espace Graphic S.A. in France and Practical Print Solutions, Ltd. in the United Kingdom for a combined purchase price of Euro 31 million, net of cash acquired.

Aggregate cash flows used in financing activities were Euro 295 million, Euro 356 million and Euro 148 million for 2003, 2002 and 2001, respectively. The Company’s net debt position, which is comprised of borrowings under bank lines of credit, short-term borrowings, and current and long-term portions of debt, improved in 2003 through the repayment of approximately Euro 240 million of outstanding debt and in 2002 by the repayment of approximately Euro 298 million of outstanding debt. The weighted-average interest for 2003 of 4.10% decreased from 5.25% in financial year 2002.

The Company paid dividends of Euro 52 million during 2003, compared to Euro 52 million during 2002 and Euro 53 million during 2001.

The Company purchases its Ordinary Shares from time to time to cover obligations under stock option plans. In 2003, Océ purchased 100,000 of its Ordinary Shares for an aggregate price of Euro 0.9 million. In 2002 Océ purchased 619,102 of its Ordinary Shares for an aggregate price of Euro 6.0 million. As of November 30, 2003, the Company held 3,856,942 Ordinary Shares in treasury, and it has no current intention of selling those shares.

As of November 30, 2003, the Company had the following long-term contractual obligations:

(In millions)	Payments Due by Period
	Total	Less than 1 year	1-3 years	3 - 5 years	After 5 years
Long-Term Debt Obligations	547	166	232	142	7
Capital (Financial) Lease Obligations	3	1	1	—	—
Operating Leases Obligations	320	75	97	60	88

As of November 30, 2003, the Company’s principal sources of liquidity consisted of Euro 340 million in cash from operating activities, Euro 56 million of cash and cash equivalents and Euro 1,206 million available borrowings under credit lines. The Company also expects to raise cash from the sale of part of its financial lease portfolio in Europe and the United States in 2004. Finally, the Company may from time to time raise additional capital in debt and equity markets. The Company’s liquidity is affected by many factors, some of which are based on the normal ongoing operations of its business, the industry in which it operates and the uncertainties of global economies. Although the Company’s cash requirements will fluctuate based on the timing and extent of these factors, management believes that cash generated from operations, together with the liquidity provided by existing cash balances, will be sufficient to satisfy the liquidity requirements for the next twelve months. In 2004, the current repayable portion of the Company’s long term debt will be Euro 166 million. The Company expects capital expenditures in 2004 to be approximately Euro 110 million. In addition, the Company maintains for the next twelve months operating lease commitments for an amount of approximately Euro 75 million.

C. Research and Development

Research and development are critical to the success of the Company. The Company employed 1,928 people in six countries during 2003 to engage in research and development activities (compared to 1,945 and 1,840 employees at the end of 2002 and 2001, respectively).

Océ’s strategy is to develop machines which are more user-friendly, reliable and productive than competing products. In its search for alternative solutions over the years Océ has developed various innovative technologies of its own. These technologies were leading-edge and have helped considerably to enhance the distinctive characteristics of Océ products.

Océ’s research and development activities are located in six countries: Netherlands, Germany, France, Belgium, United States and Japan.

Because of its long term focus on research and development, Océ possesses a broad range of technology for printing in black and white and in color. Océ currently focus on continuing to refine this technology and to develop new technology. The most important developments at the present time are taking place in the area of printing technology (color and black and in white) and software development.

Océ believes software development is essential to the success of its business in the future to make the link between the customer’s work process and the Océ printers. In the area of software development Océ has rapidly implemented a number of modifications to ensure that all components of its products connect and work well with each other.

Over the past five years, the Company has spent from 5.9% in 1999 to 7.7% in 2003 of its total revenues on research and development. The following table sets forth the aggregate amounts spent in research and development over the past five years:

Years ended November 30,	R&D expenditure (in million Euro’s)	Percent of Revenues
1999	167	5.9
2000	199	6.2
2001	203	6.3
2002	215	6.8
2003	212	7.7

Research and development expenditures do not include substantial additional costs relating to the participation of non-research and development personnel in research and development projects. In addition, research and development expenditures are net of (a) development credits advanced under a program of The Netherlands government which are not repaid or charged to income until and unless the project for which the advance is made is commercially successful and (b) direct grants provided by the government of The Netherlands which are not required to be repaid. The development credits and grants (net of provisions for repayment of prior development credits) were Euro 4.0 million in 2003, Euro 1.8 million in 2002, Euro 3.7 million in 2001, Euro 8.8 million in 2000 and Euro 7.7 million in 1999.

D. Trends

The Company’s results in 2003 were strongly affected by the global slowdown in economic growth. This resulted in a postponement of investment decisions by its customers and decreased sales. The development of the economy remains uncertain, and there are no current indications that any significant improvement will occur over the short term. In view of this uncertainty and given the prevailing market conditions, the Company cannot give a forecast for 2004.

In addition, as discussed in Item 4, Océ intends to complete most of the outsourcing of its financial lease portfolio by the end of 2004. As a result, the revenue from these financial leasing activities will be reduced in 2004 and largely eliminated thereafter and the lease related assets (and related liabilities) on the Company’s balance sheet will be substantially reduced. The transfer of the lease activities will likely have the short-term effect of decreasing the net result and earnings per share. Although the Company anticipates that this effect will be offset by making effective use of the funds that are released and revenues generated from sales of its machines through third party financing, there is no guarantee that the Company’s future investments with these funds will be successful.

The Company’s results were negatively effected in 2003 by the strong Euro and weak U.S dollar. The Company believes that this trend may continue in 2004, especially in connection with the prices of products and in connection with currency translation.

Finally, the Company announced in 2003 that it intends to transfer parts of its final assembly and manufacturing activities from the Netherlands to Central Europe and the Far East. In connection with this transfer, the Company will reduce its work force in the Netherlands by 175 employees. In March 2004, the Company reached an agreement with the Dutch Works Council and the applicable trade unions relating to the reduction of Dutch employees related to this transfer. The Company intends for this transfer to result in a reduction in manufacturing costs in 2004 and thereafter. The Company expects that this transfer will be seamless to its operations and customers.

The Company believes that its new market-focused organization structure, backed by the launch of several major new products, will have a positive effect on Océ’s competitive strength and will put Océ in the best possible position to minimize difficulties related to the slow economy and to seize the opportunities that arise when the economy becomes stronger.

E. Off-balance sheet arrangements.

There are no Off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, results of operations or cash flows that is material to investors.

Item 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Under Dutch law and the Company’s Articles of Association, the Company is managed by a Board of Executive Directors, all of whom are employees of the Company, whose activities are generally supervised by a Board of Supervisory Directors, none of whom are employees of the Company.

Set forth below is information as of March 15, 2004 concerning the Supervisory Directors, Executive Directors and senior managers of the Company.

Board of Supervisory Directors as at March 15, 2004

J.L. Brentjens (Born: 1940) Chairman

Post(s) held: former Chairman of the Board of Directors of VNU N.V.

Nationality: Dutch. Appointed: 2001. Current term of office until 2005.

Maximum period of office until 2011 (age limit).

Supervisory directorships: Chairman of the Supervisory Board of Heijmans N.V. and ArboNed N.V., Vice-chairman of the Supervisory Board of Roto Smeets De Boer N.V., and member of the Supervisory Board of VNU N.V., Fortis OBAM N.V. and Holdingmaatschappij P. Bakker Hillegom B.V.

Other posts: Vice-chairman of Van Leer Group Foundation, Chairman of the Board of the Nijmegen Catholic University Foundation and board member of several foundations.

F.J. de Wit (Born: 1939) Vice-Chairman

Post(s) held: former Chairman of the Board of Directors of N.V. KNP B.T.

Nationality: Dutch. Appointed: 1997. Current term of office until 2005. Maximum period of office until 2009 (age limit and 12-year period).

Supervisory Directorships: Chairman of the Supervisory Board of PontMeyer N.V. and member of the Supervisory Board of AEGON N.V.

Other posts: member of the Advisory Board of Deloitte & Touche and Keyser & Mackay (International) C.V., honorary consul general of Finland and board member of several foundations.

M. Arentsen (Born: 1939)

Post(s) held: former member of the Board of Executive Directors of CSM N.V.

Nationality: Dutch. Appointed: 2004. Current term of office until [2008].

Maximum period of office until 2016 (12-year period).

Supervisory directorships: Chairman of the Board of Supervisory Directors of CSM Nederland B.V., Klaverblad Verzekeringen and Incotec B.V. Vice-Chairman of the Board of Supervisory Directors of Koninklijke Frans Maas Groep N.V. and member of the Executive Board of Directors of Zuivelcooperatie Campina U.A.

A. Baan (Born: 1942)

Post(s) held: former member of the Board of Management of Royal Philips Electronics N.V. and a former member of the Group Management Committee of Royal Philips Electronics N.V. Nationality: Dutch. Appointed: 2003. Current term of office until 2007. Maximum period of office until 2013 (age limit).

Supervisory directorships: Non-executive director of Imperial Chemical Industries ICI PLC and International Power PLC (London), member of the Supervisory Board of Royal Volker Wessels Stevin N.V., ASM International N.V. and Wolters Kluwer N.V.

Other posts: independent director of Hessen Noord Natie Port of Antwerp and member of the Supervisor Board of the Netherlands Authority for Financial Markets (AFM).

P. Bouw (Born: 1941)

Post(s) held: former Chairman of Koninklijke Luchtvaart Maatschappij N.V. (KLM).

Nationality: Dutch. Appointed: 1998. Current term of office until 2006. Maximum period of office until 2010 (12-year period).

Supervisory directorships: Chairman of the Supervisory Board of CSM N.V. and Swiss International Airlines A.G. (Switzerland) and member of the Supervisory Board of NUON N.V., and De Nederlandsche Bank N.V. Other posts: part-time professor in Business Administration at Twente University, chairman of the Board of Trustees of Amsterdam Free Reformed University, Chairman of the Banking Council and member of the board of several foundations.

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

Under the Company’s Articles of Association, the Board of Supervisory Directors consists of at least three and no more than eight members. Currently, the Board of Supervisory Directors consists of six members. Supervisory Directors are appointed by the shareholders of the Company at the general meeting of shareholders. Each Supervisory Director is appointed for terms of four years and may serve up to a maximum of twelve years. Each Supervisory Director serves until his resignation, death or removal by shareholders. Under the terms of Océ’s Articles of Association, a Supervisory Director who reaches the age of 70 must resign from the Board of Supervisory Directors. At each general meeting of shareholders the term of at least one Supervisory Director expires. A Supervisory Director who has not reached the age of 70 (and who not served as a Supervisory Director for twelve years) may be immediately reappointed. Vacancies which exist in the Board of Supervisory Directors are filled by shareholders, generally at the first general meeting of shareholders held after the vacancy occurs or is created. The holders of the Company’s Priority Shares (further described in Item 10.B) may make binding nominations for all vacancies in the Supervisory Board, and the shareholders of the Company have the right to approve or reject the nominations. If the holders of the Company’s Priority Shares do not make a binding nomination, then the Board of Supervisory Directors have the right to make nominations, which may be overruled by the holders of the Ordinary Shares. Except on the proposal of the holder of Priority Shares, no Supervisory Director can be removed without a vote of two-thirds of the votes cast which vote must consist of not less than a majority of all votes shareholders are entitled to cast.

Effective as of March 2, 2004 at the general meeting of the shareholders, Mr. L.J.M. Berndsen’s term as Supervisory Director expired. Mr. Berndsen was not eligible for re-election. Mr. Arentsen was elected as a new member of the Board of Supervisory Directors to fill the vacancy created by Mr. Berndsen’s resignation. As further discussed below, Mr. Arentsen will replace Mr. Berndsen as the Chairman of the Company’s Audit Committee.

Board of Executive Directors as at March 15, 2004

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

Other posts: Member of the Advisory Board of Rabobank Nederland and New Venture and member of the International Advisory Committee Industrial Design of the Technical University of Eindhoven.

Posts held: Employed by Océ since 1978. After holding several positions within R&D, appointed assistant director in 1986. Assumed responsibility for the Printing Systems business unit in 1989. Managing Director of Océ-Belgium N.V. from 1992 until his appointment as a member of the Executive Board.

J. van den Belt (Born: 1946)	Post(s) held: Member Board of Executive Directors. Nationality: Dutch. Appointed: March 2001. Functional Responsibilities: Finance and Administration, Treasury, Tax, Internal Audit, Corporate Information Department, Investor Relations and lease activities. Geographical Responsibilities: France, Spain and Portugal. Prior posts held: From 1970 employed by Unilever in the Netherlands and the United Kingdom. Since 1977 employed by N.V. Koninklijke Netherlandse Petroleum Maatschappij (Shell). Until 1997 several management posts with Shell in the field of treasury and controlling and as Chief Financial Officer (CFO) in various countries in Latin America, the United Kingdom and the Netherlands. From 1997 to 2000 CFO of Shell in Brazil. Since September 1, 2000 employed by Océ as CFO.

R.E. Daly (Born: 1947)

Post(s) held: Member Board of Executive Directors. Nationality: United States. Appointed: 2003. Functional Responsibilities: United States (CEO). Geographical Responsibilities: United States, Canada, Mexico. Other posts: vice-chairman Environmental Law and Policy Center Board, Chairman Leadership Greater Chicago Board and member of the Board of Trustees Chicago Symphony Orchestra, the Conference Board Council of Operating Executives and of the Board of SuperValu. Advisory boardmember Loyola School of Business.

Prior posts held: From 1964 to 2002 employed by R.R. Donnelly & Sons Company. From 1995 to 2001, served as President of the Telecommunications Business Unit of R.R. Donnelly. From 2001 to December 1, 2002, served as President of Print Solutions group of R.R. Donnelly. Appointed Chief Executive Officer of Océ-USA Holding, Inc. on December 1, 2002.

J.F. Dix (Born: 1946)

Post(s) held: Member Board of Executive Directors. Nationality: Dutch. Appointed: May 1998. Functional Responsibilities: Direct Export, Emerging Markets, Marketing Communications, strategic business unit Digital Document Systems (ad interim). Geographical Responsibilities: United Kingdom, Scandinavia, Switzerland, Italy, Austria, Australia, Central Europe, Far East and Brazil.

Prior posts held: From 1970 to 1972 director of family business Trappenfabriek Dix B.V., Utrecht. Joined Douwe Egberts N.V. in 1972; from 1973 to 1977 served as director in Denmark. Employed by Océ since March 1, 1977. After several management posts, appointed Managing Director of Océ-Belgium N.V. in 1985. From 1988 to 1998, worked for Océ in the United States, since 1992 as President of Océ-USA, Inc. until his appointment as member of the Executive Board.

The number of members serving on the Board of Executive Directors is established under Océ’s Articles of Association by the holders of the Priority Shares. Currently, the holders of the Priority Shares have established that the Board of Executive Directors will consist of four members, who are appointed by the shareholders of the Company at each general meeting of shareholders. Subject to being overruled by a shareholders’ vote, the holders of Priority Shares may make binding nominations for all vacancies in the Executive Board.

Executive Directors serve until their resignation (mandatory at age 60 for the Chairman and at age 62 for the remaining members), death or removal by shareholders. Except on the proposal of the holder of Priority Shares, no Executive Director can be removed without a vote of two-thirds of the votes cast which vote must consist of not less than a majority of all votes shareholders are entitled to cast.

None of the members of the Executive Board perform any principal business activities outside the Company. There are no family relationships between any of the members of the Executive Board and any of the members of the Supervisory Board.

Senior Managers as at March 15, 2004

In addition to the Executive Directors, the following members of the Company’s senior management team assist the Executive Board manage the Company:

Name	Position	Served in Such Capacity Since:
M.J.A. Frequin	Executive Vice President – WFPS	2001

W.H.M. Orbons	Senior Vice President – Research and Development for WFPS and Cutsheet Systems	2000

P. Feldweg	Senior Vice President – Research and Development of Continuous Feed Systems	2002

M. Pracchi	Senior Vice President – Research and Development of Software	2002

N.J. Koole	Senior Vice President – Manufacturing and Logistics	1997

H.J. Huiberts	Senior Vice President and General Counsel; Secretary of the Company	2001

P.H.G.M. Creemers	Senior Vice President – Corporate Personnel and Organization	1998

C.F. Lindenhovius	Senior Vice President – Group Control	1995

P. Hagedoorn	Senior Vice President and Chief Information Officer	2003

There is no arrangement or understanding with major shareholders, customers or others pursuant to which any senior manager became a member of senior management. In addition, none of the senior managers are permitted to perform any principal activities outside of the Company.

B. Compensation

Supervisory Directors

In 2003, the Company paid Euro 205,121, in the aggregate, as compensation to the members of the Board of Supervisory Directors in exchange for their service on the Board of Supervisory Directors. This amount includes the accrued compensation of the Supervisory Directors during 2002 of Euro 187,193 and a reimbursement for expenses incurred in 2003 in connection with their service on the Board of Supervisory Directors. At the 1998 General Meeting of Shareholders, the Company’s shareholders fixed the compensation of the Board of Supervisory Directors at Euro 40,840 for the Chairman and Euro 27,227 for each other member. These amounts automatically increase on an annual basis if the CBS Price Index figure for household consumption in September of the preceding year is at least 10% higher than the prior index figure. The compensation of the Supervisory Directors during 2003 will amount Euro 43,355 for the Chairman of the Board of Supervisory Directors and Euro 30,904 for each other member.

Executive Directors

The Board of Supervisory Directors determines the remuneration of the members of the Board of Executive Directors. Generally, remuneration of the members of the Board of Executive Directors is comprised of four components: base salary, variable salary, grants of stock options and pension benefits.

The following table sets forth the amount of compensation paid and benefits granted to each member of the Board of Executive Directors in 2003. The amounts set forth are denominated in the currency in which each Executive Director was paid, which are Euros for each of Messrs. van Iperen, van den Belt and Dix and U.S. Dollars for Mr. Daly.

	Base Salary	Variable Salary		Total	Pension Contributions****
R.L. van Iperen	603,069	138,244	*	741,313	494,706
J. van den Belt	404,014	98,109	*	502,123	175,312
R.E. Daly***	525,000	411,470	**	936,470	5,400
J.F. Dix	452,810	98,109	*	550,919	209,153

*	The amount of variable salary paid is based on a combination of the performance of the Company and the individual Executive Director during the prior financial year. The targets established are based, in part, on the Company’s financial performance (such as net income and return on assets) and, in part, on the individual targets (such as implementing strategic plans, policies or operations). Amounts of the variable salary that accrue for a particular year are actually paid in the following financial year. Accordingly, the amounts listed above for each of Messrs. van Iperen, van den Belt and Dix were amounts paid in 2003 for performance during 2002. The amounts reflected for each Executive Director in the 2003 Annual Report, however, show the accrued amounts to be payable to each Executive Director in 2004 based on 2003 performance, which is in accordance with Dutch GAAP.
**	On January 6, 2003, Mr. Daly was paid a bonus of $411,470 in connection with the execution of his employment agreement with the Company. Under the terms of his employment agreement, if Mr. Daly voluntarily leaves the employment of the Company prior to certain dates, he will be required to repay part of this bonus to the Company. The amount to be repaid will depend on when Mr. Daly’s employment terminates. A copy of Mr. Daly’s employment agreement, as amended, is filed as an exhibit to this report.

***	The amounts shown for Mr. Daly are amounts for the entire 2003 financial year, although Mr. Daly did not become an Executive Director until March 12, 2003.
****	The Company contributes certain amounts to its pension plans on behalf of the members of the Board of Executive Directors.

The following table sets forth in Euro at November 30, 2003 the accrued pension entitlements payable to the members of the Board of Executive Directors and the pension amounts that would be payable to them annually on the basis of their years of service at the end of 2003. The pension scheme applicable to the Dutch Executive Directors was modified effective as of January 1, 2003. The prior pension scheme was based on a defined benefit system. The new pension scheme is a defined benefit system which provides a maximum pension salary in excess of Euro 237,952 in combination with a defined contribution system for the salary in excess of the maximum pension salary.

	Age	Final Pension Age	Increase in Accrued Entitlements in 2003	Accrued Pension Rights	Capital Build-Up in Defined Contributions Scheme
R.L. van Iperen	50	60	12,266	202,335	70,465
J. van den Belt	57	62	4,943	31,866	62,236
R.E. Daly*	56	62	—	—	—
J.F. Dix	57	62	10,444	183,538	63,261

*	Mr. Daly participates in Company’s United States 401(k) plan and is not otherwise eligible to participate in any other Company pension scheme.

C. Board practices

The information required in Item 6.C.1 of this report relating to the Supervisory Directors and the Executive Directors is included in the discussions in Item 6.A. above.

The members of the Board of Supervisory Directors do not have service contracts with the Company and are not entitled to any benefits upon termination of their service on the Board of Supervisory Directors. Each member of the Board of Executive Directors has entered into an employment agreement with the Company, each of which is filed as an exhibit to this report. Except for Mr. Daly and Mr. van den Belt, none of these agreements expressly require the Company to pay severance in the event any Executive Director’s employment is terminated. The Company’s policy, however, is to pay severance that is reasonable in light of the Executive Director’s relationship with the Company, market practices for similar companies and any requirements under applicable law. Under Mr. Daly’s employment agreement, if Mr. Daly’s employment is terminated without cause by the Company within three years of the effective date of the agreement or if Mr. Daly’s employment is terminated without cause within one year of a change of control of Océ-USA Holding, Inc. (a wholly-owned subsidiary of Océ N.V.), then Mr. Daly will be entitled to a severance payment of $1,050,000.

Under Mr. van den Belt’s employment agreement, if Mr. van den Belt’s employment is terminated by the Company, then Mr. van den Belt will be entitled to a severance payment equal to 24 months of his base salary (unless Mr. van den Belt would have required to terminate his employment during the 24 months’ period before his retirement, in which case, his severance payment will be equal to his base salary for the period from the date of his termination to the date of his retirement).

The Supervisory Board has established a Remuneration Committee and, in October 2002, an Audit Committee.

As at March 15, 2004 the Remuneration Committee consists of F.J. de Wit (Chairman) and J.L. Brentjens. The Remuneration Committee monitors and evaluates the remuneration policy for the management and directors of the Company and makes recommendations regarding the remuneration of the Board of Executive Directors to the Supervisory Board. The Remuneration Committee has not adopted a charter; rather, the committee operates based on a standing resolution from the Board of Supervisory Directors. The Remuneration Committee is required to meet when appropriate.

In October 2002, the Board of Supervisory Directors adopted an audit charter to establish an Audit Committee. The purpose of the Audit Committee is to assist the Supervisory Board in fulfilling its oversight responsibilities by monitoring the Company’s financial reporting process, systems of internal control and financial risk management policies; responsible for hiring the Company’s registered public accounting firm employed to audit the Company’s books and monitoring the independent auditor’s performance; providing an avenue of communication among the independent auditors, the Company’s internal audit department and the Board of Executive Directors and providing an avenue of communication for employees of the Company or others who have concerns regarding the Company’s financial reporting, internal controls, auditing matters and ethical matters. During 2003, the Audit Committee consisted of three members: L.J.M. Berndsen (Chairman), P. Bouw and F.J. de Wit. As discussed above, Mr. L.J.M. Berndsen’s term as Supervisory Director expired at the Company’s March 2, 2004 general meeting of shareholders, and the vacancy created by Mr. Berndsen’s resignation was filled by the election of Mr. M. Arentsen. Mr. Arentsen will also replace Mr. Berndsen as Chairman of the Audit Committee. In order to ensure that the transition on the Audit Committee is smooth and to ensure that the review of the 2003 results are complete, Mr. Berndsen agreed to advise the Audit Committee until the 2003 review was complete.

In accordance with its Charter, the Audit Committee is required to meet a minimum of four times each year, but may meet more frequently if any member requests an additional meeting. In addition the committee is required to meet privately in executive session at least one time each year with the Company’s Vice President - Internal Audit Department and the independent auditors. The committee will also meet privately in executive session at any time that the Board of Executive Directors, the Vice President - Internal Audit Department or the independent auditors request a meeting.

D. Employees

The Company employed 22,204, 22,489 and 22,472 employees (in full time equivalents) world-wide, at November 30, 2003, 2002 and 2001, respectively. The Company believes that its employee relations and relations between management and the various memberships to which Océ employees belong are excellent. Since 1991, the Company has not experienced any significant strike, work stoppage or labor dispute. For additional information regarding the Company’s employees, please refer to “Employees” and “Labour Relations and Social Responsibility” on pages 46-49, of the Company’s 2003 Annual Report, which is filed as Exhibit 10 to this report and incorporated herein by reference.

The following table sets forth for the past three years the number of employees employed by the Company based on the employee’s main category of activity and by geographic distribution.

Employees by category

	2001	2002	2003
Research and Development	1,840	1,945	1,928
Manufacturing and Logistics	2,887	2,809	2,514
Business Services	6,046	6,611	7,149
Sales	4,653	4,376	4,140
Service	4,914	4,617	4,327
Accounting and other staff	2,132	2,131	2,146

Total number of employees at November 30,	22,472	22,489	22,204

Average number of employees during the fiscal year	22,363	22,480	22,346

Distribution of employees by geographical areas

	2001	%	2002	%	2003	%
United States	8,234	37	8,730	39	8,969	40
Netherlands	4,059	18	4,052	18	4,061	18
Germany	3,299	15	3,199	14	3,063	14
France	1,388	6	1,237	5	1,203	6
United Kingdom	1,111	5	1,122	5	1,041	5
Rest of Europe	3,301	14	3,069	14	2,903	13
Rest of the world	1,080	5	1,080	5	964	4

Total number of employees at November 30,	22,472	100	22,489	100	22,204	100

E. Share ownership

At November 30, 2003, the members of the Supervisory Board held 2,969 Ordinary Shares (in the aggregate) and no rights arising from options listed on the Euronext Options Exchange. At November 30, 2003, none of the members of the Board of Executive Directors held any Ordinary Shares. The Executive Directors are entitled to purchase Ordinary Shares in connection with the Company’s stock option plan, as further described below.

Océ adopted a stock option plan under which it grants to members of the Board of Executive Directors and certain senior executives of the Company options to purchase Océ’s Ordinary Shares and/or share appreciation rights (“SARS”) in respect of Océ’s Ordinary Shares to encourage the long term achievement of the Company’s objectives.

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

During 2003, the Company granted an aggregate of 660,000 unconditional options and 15,000 SARS to a total of 174 participants under its stock option plan. The terms and conditions of options granted under the stock option plan depend on where an individual resides. Participants who reside in The Netherlands and Belgium received options that are exercisable for nine years after the date on which the options are granted. Participants residing in other countries received options that are exercisable for eight years after the date on which the options are granted. In 2003, SARS were granted to individuals residing in Switzerland that are exercisable for eight years after the date on which the SARS are granted.

Participants in the stock option plan are required to abide by a code of conduct and observe a waiting period before they may exercise their options or SARS. The waiting period is typically two to three years after the date on which the options or SARS were granted.

Most of the options and SARS granted under the stock option plan are unconditional, which means that no conditions must be met before the holder may exercise the options or SARS (other than abiding by a code of conduct and observing the waiting period, as noted above). A limited category of participants have also been awarded conditional options or SARS. A holder of conditional options or SARS may exercise the options or SARS only after the Company meets certain performance criteria, which is typically based on the Company’s Earnings Per Share (“EPS”) or Operating Income Per Share (“OIPS”). In the event that the Company achieves the required criteria growth, option rights will become unconditional.

In 2003, the Company granted 223,000 conditional options to 34 participants. If this criteria is achieved 223,000 option rights will become unconditional. The maximum possible number of option rights that may become unconditional is 446,000.

The exercise price of conditional and unconditional options or SARS granted in 2003 outside The Netherlands was based on the opening price per share the Company’s Ordinary Shares on the Euronext Amsterdam stock exchange on the date of grant, which was Euro 12.21 per share. Participants residing in The Netherlands to whom options were granted were offered a choice between an exercise price of Euro 12.21, Euro 13.43, Euro 14.65 or Euro 16.48 per share for tax planning purposes. Holders who elect higher exercise prices are required to pay a lower amount of taxable income in connection with the grant of the option and the exercise of the option.

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

As at November 30, 2003, a total of 4,031,000 unconditional option rights or SARS in respect of Ordinary Shares were outstanding at an average exercise price of Euro 15.80. In addition, as at November 30, 2003, a total of 1,244,000 unconditional options with an average exercise price of Euro 11.00 were outstanding. The average remaining duration of these options is five years.

The Company’s policy is to repurchase in the open market its Ordinary Shares required to be issued in connection with exercises of options or SARS. The Company may also issue Ordinary Shares that it holds in its treasury to cover commitments under existing stock option plans. During 2003, the Company repurchased 100,000 of its Ordinary Shares to be issued in connection with exercises of options and SARS.

The following table sets forth as at November 30, 2003, the options granted to the members of the Board of Executive Directors after their appointment to the Board.

	Stock Option Plan in Year	Number of Options Granted		Exercise Price in Euro	Outstanding	Expiration Date
R.L. van Iperen	1999		35,000	30.40	35,000	November 29, 2004
	2000		42,000	17.02	42,000	November 26, 2005
	2001		42,000	18.10	42,000	November 29, 2006
	2002	Unconditional	21,000	9.77	21,000	November 28, 2010
	2002	Conditional	42,000	9.77	42,000	November 28, 2010
	2003	Unconditional	21,000	10.75	21,000	November 27, 2011
	2003	Conditional	42,000	10.75	42,000	November 27, 2011
	2004	Unconditional	21,000	12.21	21,000	November 26, 2012
	2004	Conditional	42,000	12.21	42,000	November 26, 2012

J. van den Belt	2000		25,000	16.85	25,000	November 26, 2005
	2001		35,000	18.10	35,000	November 29, 2006
	2002	Unconditional	17,500	9.77	17,500	November 28, 2010
	2002	Conditional	35,000	9.77	35,000	November 28, 2010
	2003	Unconditional	17,500	10.75	17,500	November 27, 2011
	2003	Conditional	35,000	10.75	35,000	November 27, 2011
	2004	Unconditional	17,500	12.21	17,500	November 26, 2012
	2004	Conditional	35,000	12.21	35,000	November 26, 2012

R.E. Daly	2003	Unconditional	125,000	10.75	125,000	November 27, 2010
	2003	Conditional	50,000	10.75	50,000	November 27, 2010
	2004	Unconditional	25,000	12.21	25,000	November 26, 2011
	2004	Conditional	50,000	12.21	50,000	November 26, 2011

J.F. Dix	2000		35,000	17.02	35,000	November 26, 2005
	2001		35,000	18.10	35,000	November 29, 2006
	2002	Unconditional	17,500	9.77	17,500	November 28, 2010
	2002	Conditional	35,000	9.77	35,000	November 28, 2010
	2003	Unconditional	17,500	10.75	17,500	November 27, 2011
	2003	Conditional	35,000	10.75	35,000	November 27, 2011
	2004	Unconditional	17,500	12.21	17,500	November 26, 2012
	2004	Conditional	35,000	12.21	35,000	November 26, 2012

The following table sets forth a summary of the Company’s outstanding options and SARS held, in the aggregate, by the Company’s employees as of November 30, 2003.

Stock Option Plan Year	Number of Options Granted		Exercise Price in Euro	Options Forfeited	Exercised Number of Options	Outstanding	Expiration Date*
1999		872,500	30.40-41.15	450,000	—	422,500	November 29, 2003/2004
2000		791,000	16.85-22.98	96,000	—	695,000	November 26, 2004/2005
2001		847,500	18.10-24.44	74,000	—	773,500	November 29, 2005/2006
2002	Unconditional	716,000	9.77-13.19	22,000	13,000	681,000	November 28, 2009/2010
2002	Conditional	392,000	9.77	44,000	—	348,000	November 28, 2009/2010
2003	Unconditional	793,000	10.75-14.51	3,000	6,000	784,000	November 27, 2010/2011
2003	Conditional	470,000	10.75	20,000	—	450,000	November 27, 2010/2011
2004	Unconditional	675,000	12.21-16.48	—	—	675,000	November 26, 2011/2012
2004	Conditional	446,000	12.21	—	—	446,000	November 26, 2011/2012

TOTAL		6,003,000		709,000	19,000	5,275,000

*	As noted above, the length of the exercise period varies depending on where the individual holder resides.

Item 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A description of the Company’s equity securities and the rights of the holders of the Company’s equity securities under the Company’s Articles of Association is included in Item 10.B “Memorandum and Articles of Association”, below.

A. Major shareholders

As further discussed, in Item 10.B., the authorized capital of Océ N.V. is Euro 175,001,500 and is divided into four classes of capital stock:

•	145,000,000 Ordinary Shares, nominal value Euro 0.50 per share;

•	30 priority shares, nominal value Euro 50 per share;

•	30,000,000 cumulative financing preference shares, nominal value Euro 0.50 per share; and

•	175,000 cumulative protective preference shares, nominal value Euro 500 par share.

The relative rights and powers of the holders of each class of capital stock (including voting rights and the rights and powers of the holders of the priority shares and the cumulative protective preference shares to delay or prevent an unwanted change of control of the Company) are further described in Item 10.B.

Although the Company’s Ordinary Shares are issued and held in bearer form, the Company believes that the following entities own the following shares of its capital stock as of December 31, 2003:

Title of Class	Identity of Person or Group	Amount Owned	Percent of Class
Ordinary Shares	ING Groep N.V.	7,478,456	8.57%*

	Supervisory Directors	2,969	—

Priority Shares	Foundation Fort Ginkel	30 shares	100.0%

Cumulative Financing Preference Shares	Stichting Administratiekantoor Preferente Aandelen Océ	20,000,000	100.0%

Depositary Receipts representing Cumulative Financing Preference Shares	Rabobank Nederland Participatie maatschappij B.V.	6,000,000	30.0%

	Fortis N.V.	6,000,000	30.0%

	ABP-PGGM Capital Holdings N.V.	6,000,000	30.0%

	ING Groep N.V.	2,000,000	10.0%

*	As of December 31, 2003 according to Schedule 13G as filed by ING Groep N.V. with the SEC on February 5, 2004.

Because the Company’s shares are issued and held in bearer form, the Company is unable to determine the number of record holders in the United States. Based on information that the Company has gathered, the Company believes that approximately 17% of its Ordinary Shares are held by United States residents.

To the Company’s knowledge, it is not directly or indirectly owned or controlled by another corporation, foreign government or individual. Except as otherwise described in Item 10.B, the Company does not know of any arrangements which may at a subsequent date result in a change of control of the Company.

B. Related party transactions

As discussed in Item 4, the Company has entered into an agreement with DLL relating to the outsourcing of its financial lease portfolio in Europe. DLL is a wholly-owned subsidiary of Rabobank. Mr. Berndsen, who served as a Supervisory Director of the Company until March 2, 2004 is also a member of the Board of Supervisory Directors of Rabobank N.V. In addition, Mr. van Iperen is a member of the advisory board of Rabobank N.V. The agreement between DLL and the Company was negotiated on an arm’s length basis.

Except as described in Item 10, “Share Ownership” and Item, “Directors and Senior Management”, the Company is not a party to any transactions or loans with any other party that controls the Company, is controlled by the Company or is under common control with the Company, or any associates, individuals or enterprises with significant control over the Company or key management personnel.

As described in Note 8 to the Consolidated Financial Statements, the Company made interest free loans to each of the following Executive Directors to assist such Executive Directors in payment of taxes that they owed in connection with the grants of options under the Company’s stock option plan: Euro 0.2 million to Mr. van Iperen and Euro 0.1 million to each of Messrs. Dix and van den Belt.

C. Interests of experts and counsel.

Not applicable.

Item 8 FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

The Company’s Consolidated Financial Statements are set forth on pages F-1 through F-35.

Dividend policy

Under the Company’s Articles of Association, the Company is required to pay to the holders of the Cumulative Protective Preference Shares, if issued, a dividend per share equal to the percentage of the amount paid on each Cumulative Protective Preference Share and which percentage is the average of the three month’s EURIBOR (Euro Interbank Offerest Rate) - weighted according to the number of days during which such percentage was in force - increased or decreased by a premium or discount equal to, at most, two percentage points as fixed by the Executive Board with the approval of the Supervisory Board. No Cumulative Protective Preference Shares are outstanding. The Company is required to pay a dividend to the holders of the Cumulative Financing Preference Shares equal to 6.26% of the amount paid on each Cumulative Financing Preference Share. This amount may be amended on December 1, 2004 and every eight years thereafter. With respect to 2003, the Company will pay a dividend equal to Euro 0.18 (rounded) per Cumulative Financing Preference Share. After a dividend has been paid on the preference shares, the Company is then required to pay a dividend to the holders of the Priority Shares equal to 4% of the par value of these shares. With respect to 2003, the Company will pay a dividend equal to Euro 2 per Priority Share.

Finally, under the law of The Netherlands and under the Company’s Articles of Association, after payment of dividends on the Priority Shares and the Preference Shares, the Company is then required to pay to the holders of its Ordinary Shares a minimum cash dividend equal to 5% of the par value of these shares, divided pro rata among the outstanding Ordinary Shares. In addition, the Executive Board, with the approval of the Supervisory Board, may set aside in reserves part or all of the remaining annual profits to be paid as an additional dividend on the Ordinary Shares and, with the approval of the shareholders, may also pay an additional dividend out of paid in capital and retained earnings. The Company’s general policy is to distribute approximately one-third of the net income attributable to holders of its Ordinary Shares. The dividend distributions in 2001 through 2003 deviated from this policy because of the importance that the Company places on a stable distribution of dividends. In 2003, the Company paid a total cash dividend per ordinary share equal to Euro 0.58 per share, which constitutes 83.5% of the Company’s net income for 2003.

Legal proceedings

The Company through its subsidiaries is involved in several legal proceedings relating to the normal conduct of its business. The Company does not expect any liability arising from these proceedings to have a significant effect on its financial position or profitability. The Company believes that it has established reserves sufficient to address all probable liabilities relating to these legal proceedings in accordance with the standards discussed in “Significant Accounting Policies” included in Item 5, “Operating and Financial Review and Prospects.”

B. Significant changes

Except as otherwise disclosed in this report, there has been no significant change in the Company’s business or financial conditions since November 30, 2003.

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

In the United States, ADSs, evidenced by ADRs, have been quoted and traded on The Nasdaq National Market under the symbol “OCENY” since November 8, 1984. Morgan Guaranty Trust Company of New York is the depositary for the ADRs (the “Depositary”). One Océ ADS represents one Océ Ordinary Share. Less than 1% of the outstanding Ordinary Shares are represented by ADSs.

The table below sets forth for the periods indicated the high and low sales prices of Océ’s Ordinary Shares (expressed in Euros) on the Euronext Amsterdam stock exchange as reported by the “Officiële Prijscourant”, the official daily newspaper of the Euronext Amsterdam stock exchange, and the low bid and high asked prices of the ADSs (expressed in dollars) on The Nasdaq National Market.

		Euronext Amsterdam Euro per Ordinary Share		Nasdaq Dollars per ADS
		High	Low	High Asked	Low Bid
Annual highs and lows
1999		35.00	14.00	40.25	15.25
2000		18.90	11.55	17.75	12.00
2001		18.90	6.15	17.50	6.37
2002		14.07	6.50	13.05	6.69
2003		13.70	6.50	15.59	7.49

Quarterly highs and lows
2002	First quarter	12.17	11.00	10.75	9.55
	Second quarter	14.07	11.64	13.05	11.48
	Third quarter	12.90	9.36	12.30	9.16
	Fourth quarter	11.62	6.50	11.49	6.69
2003	First quarter	11.80	7.81	11.99	8.30
	Second quarter	8.88	6.50	10.20	7.12
	Third quarter	12.06	8.45	12.96	10.01
	Fourth quarter	13.70	11.10	15.59	13.00

Monthly highs and lows
2003	December	12.33	11.60	15.41	14.17
	November	13.29	11.30	15.99	13.25
	October	13.00	11.10	15.13	13.00
2004	February	16.10	13.85	20.45	17.29
	January	14.99	12.17	18.75	15.65

B. Plan of distribution

Not applicable.

C. Markets

The markets on which the Company’s Ordinary Shares are traded and listed are discussed in Part A, “The Offer and Listing Details”, in this Item 9.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10 ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The following is a summary of the Company’s current Articles of Association. As further discussed on Page 56 of the 2003 Annual Report, Dutch corporate governance law is determined by legislation and codes of best practices. In 2003, the Dutch government appointed the Tabaksblat Committee to update Dutch corporate governance code. The Tabaksblat Committee published a proposed draft for a new corporate governance code in July 2003 and the final code was adopted in December 2003. The Company is currently evaluating provisions of the new code, and the Company may amend its Articles of Association in 2004 if required under the provisions of the new Dutch corporate governance code.

General

Océ N.V. is an international holding company organized under the corporation law of The Netherlands. The Company’s objects are described in Article 2 of the Company’s Articles of Association, an English translation of which has been filed as Exhibit 1 to this report, and are as follows:

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

Under Article 23 at the Articles of Association, if a member of the Board of Executive Directors, in his private capacity, enters into an agreement with the Company or conducts any legal proceedings against the Company, then the Company may only be represented in those matters by a member of the Board of Executive Directors, a Supervisory Director or other person selected by the shareholders at a general meeting. Article 23 further provides that if a member of the Board of Executive Directors has an interest which conflicts with that of the Company in any other way, he shall be authorized to represent the Company in the same way that the other members of the Board of Executive Members may act. The articles do not address the right of a Supervisory Director to vote on a matter in which he is materially interested.

The number of members serving on the Boards of Supervisory Directors and Executive Directors is determined from time to time by the holders of the Priority Shares. In addition, the holders of the Priority Shares have the right to make the binding nominations for Supervisory and Executive Directors, and the shareholders of the Company have the right to fill any vacancies on the Supervisory and Executive Boards, typically at the next general meeting of shareholders after the vacancy exists. In the case of binding nominations, the right of the holders of Priority Shares may be overruled by a vote of two-thirds of the votes cast by the shareholders and the vote must be by more than a majority of all votes which all shareholders are entitled to cast.

At each general meeting of shareholders, at least one Supervisory Director must resign; however, a Supervisory Director who has not reached the age of 70 may be immediately re-appointed. Each member of the Board of Executive Directors serves until resignation (which is agreed at the age of 60 for the Chairman and 62 for each other member), death or removal, with or without cause, by the shareholders. Except on a proposal by the holders of the Priority Shares, no Supervisory or Executive Director may be removed without a vote of two-thirds of the votes cast by the shareholders and the vote must be more than a majority of all votes which all shareholders are entitled to cast.

The remuneration of the Supervisory Board is fixed by the general meeting of shareholders, and the remuneration of the Executive Directors is fixed by the Supervisory Board upon the recommendation of the remuneration committee.

Article 19 of the Articles of Association outlines the procedures to be followed by the Boards of Supervisory and Executive Directors relating to investments and financing activities of the Company. Under Article 19, the Board of Supervisory adopts an annual budget of proposed investments and financing. The Executive Directors may not adopt a resolution without the prior approval of the Board of Supervisory Directors to enter into any new credit facility, borrow any money or make any investments that are not included within the plan or exceed Euro 5 million.

General Description of the Company’s Capital Stock

The authorized capital of Océ N.V. is Euro 175,001,500 and is divided into four classes of capital stock:

•	145,000,000 Ordinary Shares, nominal value Euro 0.50 per share;

•	30 priority shares, nominal value Euro 50 per share;

•	30,000,000 cumulative financing preference shares, nominal value Euro 0.50 per share; and

•	175,000 cumulative protective preference shares, nominal value Euro 500 per share.

Priority Shares

All priority shares are issued and held by Foundation Fort Ginkel. The directors of Foundation Fort Ginkel are J.L. Brentjens (Chairman), R.L. van Iperen and F.J. de Wit. Under the articles of association, the holders of the priority shares have the exclusive rights to:

•	determine the number of members of the Company’s Supervisory and Executive Boards;

•	make binding nominations for the Supervisory and Executive Boards;

•	approve the issuance of authorized but unissued shares; and

•	propose to a general meeting of shareholders changes in the Company’s articles of association.

The by-laws of the Foundation Fort Ginkel provide that its three directors shall be the Chairman of the Company’s Supervisory Board, the Chairman of the Company’s Executive Board and another member of the Company’s Supervisory Board.

Cumulative Protective Preference Shares

Although none of the Cumulative Protective Preference Shares are currently issued, the Company has an irrevocable obligation to issue to the Lodewijk Foundation upon its request to the Company, a number of Cumulative Protective Preference Shares equal to the total nominal value of the Ordinary Shares and the Priority Shares. The directors of the Lodewijk Foundation are N.J. Westdijk (Chairman), S.D. de Bree, J.M.M. Maeijer, M.W. den Boogert, J.L. Brentjens and R.L. van Iperen. The by-laws of the Foundation Lodewijk provide for two class A directors and four class B directors. One of the class A directors shall be the Chairman of the Company’s Supervisory Board and the other shall be the Chairman of the Company’s Executive Board (or other persons designated by the Foundation Fort Ginkel). The by-laws provide that none of the remaining four class B directors may be a member of the Company’s Supervisory or Executive Boards, an advisor or employee of the Company, a director of the Foundation Fort Ginkel, or a shareholder who has granted the Foundation Fort Ginkel the right to vote his or her Ordinary Shares. The by-laws further provide that in the absence of one or more class B directors the remaining class B directors are entitled to vote on behalf of the absent member or members. The purpose of this provision is to ensure that the class B directors will always be entitled to exercise the majority of voting rights on the Foundation Lodewijk’s board of directors.

Cumulative Financing Preference Shares

The Foundation “Stichting Administratiekantoor Preferente Aandelen” holds all of the Cumulative Financing Preference Shares. The Foundation has issued registered depository receipts, nominal value Euro 0.50, to a number of institutional investors. The Foundation has five members, three of which are appointed by the shareholders of the Company, one of which is appointed by the holders of the depository receipts and one member by the Executive Board of the Company.

Ordinary Shares

As of November 30, 2003, 87,263,488 Ordinary Shares were outstanding. Océ also has outstanding American Depositary Shares (“ADSs”) representing Océ’s Ordinary Shares, which have been deposited with Morgan Guaranty Trust Company of New York as Depositary, and evidenced by American Depositary Receipts (“ADRs”). The ADRs are publicly traded on The Nasdaq National Market.

Voting Rights

Each class of stock has the following voting rights at the general meeting of shareholders:

•	Cumulative Protective Preference Shares — Each holder has 1,000 votes per share;

•	Cumulative Financing Preference Shares — Each holder has 1 vote per share;

•	Priority Shares — Each holder has 100 votes per share; and

•	Ordinary Shares — Each holder has 1 vote per share.

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

Dividends

The requirements under the Articles of Association and the Company’s related policy regarding the payment of dividends are set forth in “Financial Information” in Item 8.

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

The Company’s Articles of Association do not require shareholders to disclose their shareholdings. The Substantial Shareholders Notification Act (“WMZ”) however requires holders of voting securities of a corporation whose shares are listed on a Dutch stock exchange to notify the Autoriteit Financiële Markten (“Dutch Securities Board”) of the

number of shares they hold if that number reaches exceeds or falls below specified thresholds. These thresholds are 5%, 10%, 25%, 50% and 66 2/3% of the Company’s outstanding voting rights. As of September 1, 2003, each Executive Director and Supervisory Director is required to notify the Dutch Securities Board if he acquires or sells any equity or debt securities of the Company.

Extraordinary Meetings of Shareholders

Extraordinary meetings of the shareholders may be held at the request of the Board of Executive Directors, the chairman of the Supervisory Directors, two Supervisory Directors or shareholders that hold at least 10% of the Company’s issued and outstanding capital stock. The agenda for the meeting will be presented by the party that called the meeting. Shareholders of the Company may also present proposals for consideration up to 30 days prior to the date of the meeting. Resolutions may be adopted by an absolute majority unless otherwise permitted by law or in the Company’s articles of association.

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

Historically, such authorizations have been requested and granted at each annual general meeting of shareholders for the maximum number of shares allowed by the Company’s Articles of Association. At the 2003 annual meeting, the shareholders approved a resolution permitting the Company to purchase its own fully paid shares within the above limitations for a period of eighteen months from the date of the 2003 annual general meeting of shareholders.

Liability to Further Calls or Assessments

All outstanding Ordinary, Priority and Financing Preference Shares are, when issued and paid for, fully paid and non-assessable. Protective Preference shares may be issued against partial payment, provided that the portion of the par value to be paid in respect of every protective preference share shall - regardless of when it was issued - be equal and that, when subscribing to a protective preference share, at least one-fourth of the par value must be paid up. Payment must be made in cash, in so far as no other contribution has been agreed upon,

Issuance of Additional Shares

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

Change of Control

The arrangements with Foundation Fort Ginkel and the Lodewijk Foundation permit these foundations together to exercise control of the management of the Company and to prevent acquisition of control of the Company by any person in a transaction not approved by management.

C. Material contracts

The Company did not enter into any material contracts outside of the ordinary course of business in 2003.

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

F. Dividends and paying agents

Not applicable.

G. Statement by experts

Not applicable.

H. Document on display

Copies of the documents concerning the Company referred to herein may be obtained by writing to the Secretary of the Company. In addition the Company’s 2003 (in Dutch or English) Annual Report is available on request from the Secretary of the Company. The annual report is also published in English and in Dutch on the Company’s web site at: http://www.oce.com.

The Company is also subject to certain of the reporting requirements of the Exchange Act. As a “foreign private issuer”, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations, and the officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchases and sales of shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, the Company will file with the SEC, within six months after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent accounting firm. The Company also publishes unaudited interim financial information after the end of each quarter, which it furnishes to the SEC under cover of a Form 6-K.

You may read and copy any document the Company files with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, DC 20549, Woolworth Building, 233 Broadway, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington DC 20549. The SEC also maintains a website that contains reports and other information regarding registrants that are required to file electronically with it. The address of this website is http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

I. Subsidiary information

Not applicable.

Item 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information provided in this Item 11 may constitute “forward looking statements”, which are discussed in Item 3 “Key Information.”

As a global business, Océ faces market risks with respect to foreign exchange rates and interest rate risks. Océ has adopted several risk management policies in an attempt to minimize this risks.

Foreign Exchange Risks

As a global company with operations in 80 countries, Océ achieves approximately 60% of its revenues outside of the Eurozone. In order to minimize its risks related to differences between the Euro (the currency in which Océ prepares its financial statements) and currencies outside of the Eurozone, the prices charged by Océ are generally denominated in customers’ local currency. In addition, to the greatest extent possible, the expenses related to the revenues from sales in non-Euro currencies are also denominated in the same currency as the revenue from the sale (such as labor expenses). However, because most of Océ machines are manufactured in the Eurozone, a foreign exchange risk arises with respect to the flow of machines outside of the Eurozone. At Océ, these net currency flows (also called “transaction exposure”) are the subject of an active foreign exchange management policy, which is implemented in close consultation with the Board of Executive Directors.

The Company’s current policy is to hedge on a rolling twelve month basis up to 80% of its foreign currency transactions (mainly in the U.S. Dollar). For this purpose, the Company uses a number of financial instruments, particularly forward foreign exchange contracts, which are listed in Note 23 to the Consolidated Financial Statements. The contract value and the result of forward foreign exchange contracts as of November 30, 2003 and 2002, respectively, were:

•	For cash flows in 2003 Euro 187.1 million and Euro 8.2 million and in 2002 Euro 210.5 million and Euro 7.3 million; and

•	For (intercompany) loans in 2003 Euro 148.0 million and Euro 1.7 million and in 2002, Euro 172.7 million and Euro 11.3 million.

The Company does not, however, hedge against currency translation exposures.

The hypothetical impact on operating income if the U.S. Dollar (which is very relevant for the Company, because its U.S. revenues amount to 38% of its total revenues) changes compared with the Euro by 10% would be Euro 28 million for 2003 assuming that no other measures had been taken as protective measures against this decrease.

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

Océ uses interest rate instruments to manage its risk related to fixed and variable interest rate exposures, which are listed in Note 23 to the Consolidated Financial Statements attached hereto. Océ’s primary objective is to prevent a disparity between the portfolio of rentals and leases and the financing obtained by the Company to support the portfolio of the Company. Océ’s goal is to achieve a ratio of 60% to 80% between the fixed-interest assets and related liabilities. The Company had entered into interest rate swap contracts with the contract value/notional principal value of Euro 836 million with a market value of interest rate instruments of Euro 21 million at November 30, 2003 and the contract value/notional principal value of Euro 1,050 million with a market value of interest rate instruments of Euro 6 million at November 30, 2002.

The following analysis presents the hypothetical loss in earnings of those financial instruments and derivative instruments held by the Company at November 30, 2003, which are sensitive to changes in interest rates. The aggregate hypothetical loss in earnings on an annual basis on all financial instruments and derivative instruments that would have resulted from a hypothetical increase in interest rates of 10 percent, sustained for one year, is estimated to have no impact in view of the hedging operations undertaken.

The compensating effect on the interest sensitivity of new lease contracts is not taken in consideration due to uncertainty. This effect, however, is not considered to be significant.

Debt Risk

The Company is party to several long term debt contracts to fund the Company, which are listed in Note 11 to the Consolidated Financial Statements.

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

PART II

Item 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15 CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

“The Company’s principal executive officer and principal financial officer have evaluated the effectiveness of the Company’s disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) at November 30, 2003 (the “Evaluation Date”). Based upon their evaluation, the principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by the Company in the reports filed or submitted by it under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and to provide reasonable assurance that information required to be disclosed by the Company in such reports is accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. While the Board of Executive Directors believes that the present design of the Company’s disclosure controls and procedures are effective to provide reasonable assurance that the controls and procedures will achieve their objectives, future events affecting Océ’s business may cause the Company to significantly modify its disclosure controls and procedures or its internal control over financial reporting. The design of a control system inherently has limitations, including that the benefits of controls must be considered relative to their costs. Additionally, controls can be circumvented by the individual acts of some persons, or by collusion of two or more people. Therefore, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objective.

Changes in Internal Controls over Financial Reporting

During the year ended November 30, 2003, there have not been any significant changes in the Company’s “internal control over financial reporting” (as such term is defined in Rule 13a-15(f) under the Exchange Act) that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A AUDIT COMMITTEE FINANCIAL EXPERT

The members of the Audit Committee are all independent members of the Supervisory Board (as the term “independence” is defined under the NASDAQ listing rules applicable to the Company). The Supervisory Board has determined that Mr. Berndsen qualified as the Audit Committee financial expert during 2003 and that his successor, Mr. Arentsen, qualifies as the Audit Committee financial expert.

Item 16B CODE OF ETHICS

The Company has adopted a Code of Ethics, which states its ethical principles with respect to various subjects. The Code of Ethics is applicable to the following employees of the Company:

•	the Members of the Executive Board of Océ N.V.;

•	the Group Controller;

•	the Corporate Treasurer;

•	the Manager Internal Audit Department;

•	the Manager of the Corporate Tax Department

•	the Manager Investors Relations;

•	the Controllers of the Océ operating companies;

•	the Controllers of the Strategic Business Units; and

•	any employee designated by the Group Controller, who will keep a current register of such designated persons.

The Company’s Code of Ethics is posted on it website at www.oce.com. No amendments were made to, and no waivers were granted under the Company’s Code of Ethics in respect of, the Company’s principal executive officer, principal financial officer or principal accounting officer in 2003.

Item 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers Accountants N.V. has served as the Company’s principal independent accountant for each of the three year periods ended November 30, 2003. The following table presents the aggregate fees in Euros for audit services and other services rendered by PricewaterhouseCoopers in 2003 and 2002.

Year ended November 30, (Amounts in thousands)	2002	2003

Audit Fees	1,936	2,191
Audit-Related Fees	1,212	555
Tax Fees	913	674
All Other Fees	0	0

Total	4,061	3,420

Audit Fees

Audit fees paid by the Company to PricewaterhouseCoopers relate to the services provided by PricewaterhouseCoopers for the audit of the Company’s annual consolidated financial statements included in its annual report on Form 20-F and for services that are normally provided in connection with local statutory and regulatory filings or engagements of the Company.

Audit-Related Fees

Audit-related fees paid by the Company to PricewaterhouseCoopers relate to services provided by PricewaterhouseCoopers to the Company that are reasonably related to the performance of the audit of the

Company’s consolidated financial statements. The audit-related fees mainly include the following services provided by PricewaterhouseCoopers to the Company in 2003:

•	Advisory services related to the company’s design and roll out of its section 302 certification process;

•	advice related to the conversion from Dutch GAAP to IFRS; and

•	accounting consultation relating to Dutch GAAP, US GAAP and IFRS.

The audit-related fees mainly include the following services provided by PricewaterhouseCoopers to the Company in 2002:

•	due diligence pertaining to business combinations;

•	assessment of internal accounting controls; and

•	accounting consultation relating to Dutch GAAP, US GAAP and IFRS.

Tax Fees

Tax fees paid by the Company to PricewaterhouseCoopers relate to services provided in the area of tax compliance and tax advice.

All Other Fees

None.

Pre-Approval Policies

During 2003 the Audit Committee adopted procedures to pre-approve audit, audit related, tax and other services to be provided by its independent public accountants. Under the Audit Committee’s pre-approval procedures, at the beginning of each fiscal year, the Audit Committee reviews and pre-approves a summary of all audit and tax services expected to be performed by the independent accountants in the coming fiscal year, which includes a detailed description of the proposed work and an estimate of the cost of the project. Any additional audit-related, additional tax and additional other services to be provided by the Company’s independent auditor must be pre-approved individually by the Audit Committee.

During the 2003 year 3% of the audit related, tax related and other services were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Part III

Item 17 FINANCIAL STATEMENTS

See Item 19.

Item 18 FINANCIAL STATEMENTS

Not applicable.

OCÉ N.V. AND SUBSIDIARIES

REPORT OF THE INDEPENDENT AUDITORS

To the Board of Supervisory Directors and the Board of Executive Directors of Océ N.V.

In our opinion, the accompanying consolidated financial statements listed in the index appearing on F-3 to F-35 present fairly, in all material respects, the financial position of Océ N.V. and its subsidiaries at November 30, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2003 in conformity with accounting principles generally accepted in the Netherlands.

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

Accounting principles generally accepted in the Netherlands vary in certain significant respects from accounting principles generally accepted in the United States of America (US GAAP). Information relating to the nature and effect of such differences is presented in Note 26 to the Consolidated Financial Statements.

/s/ PricewaterhouseCoopers Accountants N.V.

PricewaterhouseCoopers Accountants N.V.

Amsterdam, the Netherlands

January 29, 2004

OCÉ N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended November 30,
	2001	2002	2003	2003
	(in thousands except per share amounts)
	Euro	Euro	Euro	$*
Net sales	1,836,061	1,792,144	1,552,760	1,862,536
Rentals and service	1,272,467	1,267,485	1,118,939	1,342,167
Interest from financial leases	125,109	116,514	97,564	117,028

Total revenues	3,233,637	3,176,143	2,769,263	3,321,731

Cost of sales	1,100,111	1,076,531	943,820	1,132,112
Cost of rentals and service	816,401	771,117	660,230	791,946

Gross margin	1,317,125	1,328,495	1,165,213	1,397,673

Selling expenses	728,423	704,847	623,660	748,080
Research and development expenses	199,585	212,830	208,321	249,881
General and administrative expenses	164,411	184,747	183,226	219,780
Impairment	—	—	25,175	30,197

	1,092,419	1,102,424	1,040,382	1,247,938

Operating income	224,706	226,071	124,831	149,735

Financial expense (net)(Note 19)	68,925	54,101	30,552	36,647

Income before income taxes, equity in income of investments in minority interests and minority interest	155,781	171,970	94,279	113,088

Income taxes (Note 18)	48,484	57,425	30,522	36,611

Income before equity in income of investments in minority interests and minority interest	107,297	114,545	63,757	76,477

Equity in income of investments in minority interests	121	279	90	108

Income before minority interest	107,418	114,824	63,847	76,585

Minority interest in net income of subsidiaries	2,348	2,293	2,385	2,861

Net income before exceptional items	105,070	112,531	61,462	73,724

Exceptional items (net of tax)	95,000	—	—	—

Net income	10,070	112,531	61,462	73,724

Basic earnings per ordinary share	0.08	1.30	0.69	0.83

Diluted earnings per ordinary share	0.08	1.29	0.69	0.83

Net income in accordance with US GAAP (Note 26)	51,682	65,008	50,718	60,836

Earnings per ordinary share in accordance with US GAAP
Basic	0.56	0.73	0.57	0.68

Diluted	0.56	0.73	0.56	0.68

*	See Note 0 Summary of significant accounting principles

The accompanying Notes are an integral part of these Consolidated Financial Statements.

OCÉ N.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	November 30,
	2002	2003	2003
	(in thousands)
	Euro	Euro	$*
CURRENT ASSETS:

Cash and cash equivalents (Note 1)	37,385	55,709	66,823
Prepaid expenses	29,557	24,330	29,184
Accounts receivable (Note 2)	670,698	578,495	693,904
Financial lease receivables (Note 7)	422,465	348,911	418,519
Inventories (Note 3)	345,588	310,404	372,330

Total current assets	1,505,693	1,317,849	1,580,760

FIXED ASSETS:

Intangible fixed assets (Note 4)	86,138	48,721	58,441

Property, plant and equipment (Notes 5 and 15)	458,852	430,527	516,417
Rental equipment (Note 6)	118,942	63,279	75,903

Tangible fixed assets	577,794	493,806	592,320

Investments in minority interests	2,902	2,535	3,041
Financial lease receivables (Note 7)	590,707	451,848	541,992
Other long term assets (Note 8)	99,109	106,503	127,750

	692,718	560,886	672,783

Total fixed assets	1,356,650	1,103,413	1,323,544

TOTAL ASSETS	2,862,343	2,421,262	2,904,304

*	See Note 0 Summary of significant accounting principles

The accompanying Notes are an integral part of these Consolidated Financial Statements.

OCÉ N.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	November 30,
	2002	2003	2003
	(in thousands except share amounts)
	Euro	Euro	$*
CURRENT LIABILITIES:
Borrowings under bank lines of credit (Note 9)	14,858	1,638	1,965
Short term borrowings (Note 9)	14,936	888	1,065
Current portion of long term debt (Note 9 and 11)	57,094	165,895	198,991
Accounts and notes payable, trade	165,244	132,593	159,045
Other current-and accrued liabilities (Note 17)	354,073	345,934	414,948
Deferred income (Note 10)	52,240	45,830	54,973

Total current liabilities	658,445	692,778	830,987

LONG TERM DEBT:
Long term debt (Note 11)	756,558	380,793	456,761

Total long term debt	756,558	380,793	456,761

LONG TERM LIABILITIES (PROVISIONS):
Deferred income taxes (Note 18)	26,823	29,325	35,175
Long term provisions (Note 12)	609,939	566,779	679,852

Total long term liabilities	636,762	596,104	715,027

COMMITMENTS AND CONTINGENT LIABILITIES
(Note 14)

MINORITY INTEREST	39,798	38,822	46,567

SHAREHOLDERS’ EQUITY (Note 13):
Priority Shares	2	2	2
(30 with a nominal or par value Euro 50)
Ordinary Shares
(87,263,488) with a nominal or par value Euro 0.50)	43,631	43,631	52,335
Financing Preference Shares
(20,000,000 with a nominal or par value Euro 0.50)	10,000	10,000	11,995
Paid-in capital	511,400	511,408	613,434
Legal reserve	1,295	592	710
Retained earnings	252,331	261,609	313,800
Accumulated translation adjustment	-47,879	-114,477	-137,314

Total shareholders’ equity	770,780	712,765	854,962

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	2,862,343	2,421,262	2,904,304

*	See Note 0 Summary of significant accounting principles

The accompanying Notes are an integral part of these Consolidated Financial Statements.

OCÉ N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended November 30,
	2001	2002	2003	2003
		(in thousands)
	Euro	Euro	Euro	$*
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	21,125	40,133	37,385	44,843
CASH FLOW FROM OPERATING ACTIVITIES:
Net income	10,070	112,531	61,462	73,724
Adjustments to reconcile net income to cash flow generated by operating activities:
Depreciation and amortization	194,191	197,150	173,370	207,957
Impairment	—	—	25,175	30,196
Additions to rental equipment	-136,503	-106,884	-83,025	-99,588
Proceeds from sale of rental equipment	86,038	77,181	67,747	81,263
Financial lease receivables	-455	-11,143	45,347	54,394
Equity in income of investments in minority interests	208	-3	271	325
Net income for minority interests	—	—	2,385	2,861
Increase in long term liabilities (provisions)	110,112	27,633	-41,241	-49,469
Changes in working capital:
Accounts receivable and other receivables	20,297	69,888	70,786	84,908
Provisions for financial lease receivables, inventories and accounts receivable	74,508	59,162	52,140	62,542
Inventories	42,102	20,525	5,458	6,547
Trade accounts payable	-20,926	4,901	-31,342	-37,595
Net change in other working capital accounts **	-31,197	-4,687	-8,992	-10,786

Total cash flow from operating activities	348,445	446,254	339,541	407,279

CASH FLOW FROM INVESTING ACTIVITIES:
Additions to intangible fixed assets	-15,178	-19,370	-11,497	-13,791
Additions to property, plant and equipment	-130,329	-115,936	-97,129	-116,507
Other investments	-22,362	-4,635	-1,925	-2,309
Divestment of intangible fixed assets	—	—	94	113
Proceeds from sale of property, plant and equipment	23,931	14,684	16,599	19,911
Acquisition of minority interests	—	-23	-17	-20
Proceeds from disposition of minority interests	—	930	5	6
Proceeds from sale of lease portfolio	—	70,800	79,768	95,682
Acquisitions (disposal) at net asset value (net of cash)	-30,941	-55,008	2,379	2,854

Total cash flow from investing activities	-174,879	-108,558	-11,723	-14,061

CASH FLOW FROM FINANCING ACTIVITIES:
Proceeds from long term debt	82,330	132,904	9,116	10,935
Repayment of long term debt	-172,624	-123,635	-329,623	-395,383
Borrowings and current portion of long term debts	20,833	-300,386	81,727	98,032
Repurchase of shares	-24,081	-6,047	-924	-1,108
Dividends paid	-52,943	-52,336	-51,963	-62,330
Increase (decrease) in minority interests	-1,066	-1,004	-3,361	-4,032
Other	—	-5,320	—	—

Total cash flow from financing activities	-147,551	-355,824	-295,028	-353,886
Effect of exchange rate changes	-7,007	15,380	-14,466	-17,352

CASH AND CASH EQUIVALENTS, END OF YEAR	40,133	37,385	55,709	66,823

*	See Note 0 Summary of significant accounting principles
**	See details on next page

The accompanying Notes are an integral part of these Consolidated Financial Statements.

OCÉ N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended November 30,
	2001	2002	2003	2003
	(in thousands)
	Euro	Euro	Euro	$*
SPECIFICATION OF NET CHANGE IN OTHER WORKING CAPITAL ACCOUNTS:
Prepaid expenses	-2,338	410	5,138	6,163
Income taxes	-10,259	24,896	12,205	14,640
Value added taxes, social security and other taxes payable	-628	-1,176	2,929	3,513
Pension liabilities	6,190	-3,779	-2,395	-2,873
Other liabilities	-9,391	-24,551	-3,229	-3,873
Accrued liabilities	-12,203	-5,146	-17,037	-20,436
Deferred income	-2,568	4,659	-6,603	-7,920

	-31,197	-4,687	-8,992	-10,786

Supplemental cash flow information:

Income taxes paid (net)	52,324	-4,060	-24,624	-29,536
Interest received (net)	58,319	52,328	61,540	73,817

Non cash transactions:

Conversion of convertible bonds into share capital	6,298	9	8	10

*	See Note 0 Summary of significant accounting principles

The accompanying Notes are an integral part of these Consolidated Financial Statements.

OCÉ N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

0. Summary of significant accounting principles

The accompanying Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the Netherlands. These accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America (US GAAP). For a description of the significant differences and the related effect on the Consolidated Financial Statements, see Note 26 to the Consolidated Financial Statements. Amounts in the accompanying Consolidated Financial Statements have been stated in Euros, the currency of the Netherlands, the country in which Océ N.V. is incorporated.

The financial year of the Company commences at December 1 and closes at November 30 of the subsequent financial year.

The dollar amounts at November 30, 2003 and for the period then ended have been presented solely for the convenience of readers of these financial statements in the United States of America and have been translated from Euros at the rate of $ 1.1995 per Euro 1, the Noon Buying Rate on November 30, 2003. Such translation should not be construed as a representation that the Euro amounts could be converted into dollars at this or any other rate.

New accounting principles applied

In the fiscal year 2002, the Company changed its accounting principles to require intangible assets acquired through purchase business combinations to be identified and recorded at fair value separate from goodwill. The intangible assets are amortized over their estimated useful lives.

Compared to the previous financial year, the accounting principles in fiscal year 2003 have undergone the following changes to bring them further in line with International Financial Reporting Standards (IFRS). With effect from this financial year pensions are reported in accordance with the method prescribed by International Accounting Standard 19 (IAS 19). This method leads to a more transparent reporting and reduces the volatility of the pension costs. In IAS 19 the ‘projected benefit’ principle is used, which takes into account such factors as future salary increases. In connection with this accounting standard an additional provision has been made and charged to shareholders’ equity. The pension costs and liabilities were previously reported on the basis of local pension schemes.

Contrary to previous years the final dividend for ordinary shareholders has no longer been included as a liability in the balance sheet. Comparative figures have been restated in the balance sheet as at November 30, 2002.

In cases where the expected cash flows are of a long-term nature, provisions are now valued on the basis of their net present value compared to nominal value in previous years. Because the effect of this change is limited, the comparative figures have not been restated.

Principles of consolidation

The Consolidated Financial Statements include the accounts of the parent company, Océ N.V., and its subsidiaries (the “Company”). An entity is regarded as a subsidiary, if Océ directly or indirectly holds a controlling interest in it. Joint ventures are proportionally consolidated. Investments in minority interests, in which the Company has an investment of between 20% - 50% and has no controlling interest, are accounted for under the equity method.

For names of subsidiaries and investments in minority interests see pages 115 and 116 of the Océ Annual Report 2003, which are incorporated herein by reference. Intercompany transactions and account balances have been eliminated upon consolidation.

Assumptions, estimates and judgements

When Océ prepares its financial statements, it selects certain accounting principles and methods and makes certain assumptions, estimates and judgments relating to its financial condition and disclosure, which require management’s subjective and complex consideration of a variety of matters.

The Company bases its assumptions and estimates, and makes its judgments, based on its historical experience, its expectations for the future and various other factors that it believes are reasonable under the circumstances. The Company’s actual results may significantly differ from its assumptions, estimates and judgments and its financial condition could be significantly different if the Company used different assumptions, estimates and judgments.

Foreign exchange

Balance sheet items expressed in foreign currencies are translated into Euros at the closing exchange rate at the end of the reporting period. Translation differences related to foreign subsidiaries’ balance sheet items are added to, or charged against, shareholders’ equity. Foreign currency profit and loss items are translated into Euros at the average exchange rate during the period. The difference between the average and the closing rate is added to, or charged against, shareholders’ equity.

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

The Company may offer customer financing to assist customers in their acquisition of Océ products. At the time a financing transaction is consummated, which qualifies as a sales-type lease, the Company records the total lease receivable net of unearned income and the estimated residual value of the equipment. Unearned income is recognized as finance income using the interest method over the term of the lease. Leases not qualifying as sales-type leases are accounted for as operating leases for which revenue is recognized ratably over the lease term. The underlying equipment is depreciated on a straight-line basis over the assets’ estimated useful life.

Services:

Service revenues are derived primarily from maintenance contracts on our equipment sold or leased to customers and are recognized ratably over the term of the service contracts.

Supplies:

Supplies revenue generally is recognized upon shipment.

Multiple Element Arrangements:

The Company sells its equipment and services on a stand-alone basis and also enters into bundled arrangements that contain multiple deliverable elements. These multiple element arrangements typically include equipment, services, supplies and financing components for which the customer pays a single defined price for all elements. These arrangements typically also include a variable component for copy volumes in excess of stated minimums. When separate prices are listed in these multiple element arrangements with our customers they may not be representative of the fair values of those elements because the prices of the different components of the arrangement may be altered in customer negotiations, although the aggregate consideration may remain the same. Therefore, revenues under these arrangements are allocated based upon estimated fair values of each element.

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

Research and development expenses

Research costs are charged direct to the Statement of Operations. Product development costs are capitalized if they comply with the relevant criteria.

Development credits and subsidies

Development credits granted by the government are recognized as a reduction of research and development expenses. These credits are subject to a contingent repayment. Upon determination of commercial success of a project, a current liability is created to cover the repayment in respect of that project and is charged to research and development costs. Actual repayments to the government are made as sales of the relevant product occur and are charged to the relevant development credit liabilities. See Note 14 to the Consolidated Financial Statements.

Subsidies received from the government are included in the statement of operations as an income item in the year of entitlement thereto.

Financial expenses (net)

Besides interest received and interest paid, expenses related to raising loans are also included. The effect of interest rate instruments are included.

Income tax

Income tax is calculated on the commercial results at the rates applicable in the various countries. This method implies that provisions are made for deferred income taxes. The entitlement to loss compensation is taken into consideration in so far as there is a reasonable expectation that it can be realized. Allowance is made for dividend withholding tax that cannot be offset at the moment of dividend distribution by an affiliated company.

Earnings per ordinary share

Earnings per ordinary share are calculated by dividing the net income attributable to holders of ordinary shares by the average number of ordinary shares outstanding during the year. In making this calculation the ordinary shares purchased by the company throughout the financial year are deducted from the number of ordinary shares outstanding. To calculate the average number of outstanding shares on the basis of full conversion, the basis is formed by the weighted average number of shares in issue and the potential increase as a result of conversion and outstanding options. The assumption applied for the conversion arising from convertible debenture bonds is that these are converted in full. An adjustment is also made to net income to eliminate interest charges, whilst allowing for the effect of taxation. The calculation of the increase arising from options is based on the value of the options granted, i.e. the number of options times the exercise price, divided by the average share price during the financial year. This increase is only applied if the average share price is higher than the exercise price of the options upon grant. In making this calculation no adjustment is made to net income.

Intangible assets

As of fiscal year 2001 goodwill and other intangible assets arising from acquisitions are capitalized and amortized on a straight line basis over the estimated economic lifetime, with a maximum of twenty years. Software development costs, including costs incurred to purchase third party software, are capitalized when the Company has determined that the software is technologically feasible and additional functionality is created. Capitalization of software costs ceases when the software is substantially complete and is ready for its intended use.

Straight-line amortizations are charged at fixed percentages of the value of the historical cost and are based on the estimated economic lifetime of the assets, as follows:

• Goodwill	10 to 20 years,
• Software	3 to 5 years,
• Technology	5 to 10 years,
• Customer base	6 years,
• Trade marks	10 years,
• Other	3 years.

Property, plant and equipment

Property, plant and equipment are valued at historical cost, less cumulative depreciation. Straight-line depreciation is charged at a fixed percentage of the historical costs and is based on the estimated economic lifetime of the assets, as follows:

• Property and plant	20 to 50 years,
• Production machines	8 to 10 years,
• Factory and office equipment	3 to 10 years,
• Vehicles	4 or 5 years.

Depreciation of specific pieces of equipment used for the manufacture of machines takes place pro rata to the expected number of units to be manufactured.

Certain assets which are acquired under a financial lease contract are capitalized.

Rental equipment

Rental equipment is valued at historical manufacturing costs plus directly related indirect costs. Depreciation takes place on a straight-line basis over the estimated economic lifetime of 3 to 5 years.

Inventories

Inventories are valued at the lower of cost, in accordance with the first-in first-out method, or market. Allowances have been made for obsolescence.

Investments in minority interests

Investments in minority interests are included at acquisition cost plus equity in undistributed earnings as determined by the accounting principles applied in these Consolidated Financial Statements.

Financial lease receivables

The valuation is based on the present value of the contracted terms, taking into account the risk of uncollectability.

Other long term assets

Other long term assets include mortgages, loans, guarantee deposits and deferred tax assets, which are valued at nominal value, after taking into account the risk of uncollectability.

Impairment of long lived assets

The Company reviews the carrying value of its long-lived assets, including goodwill and other intangible assets, whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. The Company assesses recoverability of the carrying value of the asset by grouping assets at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company then estimates the discounted future cash flows expected to result from the asset grouping, including the proceeds from disposal. An impairment loss would be recognized when the estimated discounted future cash flows expected to result from the use of the asset and its disposal are less than its carrying value. In such instances, the carrying value of long-lived assets is reduced to the estimated fair value, as determined using an appraisal or discounted cash flow, as appropriate.

Deferred income taxes

The provision for deferred taxation is calculated on the differences between valuation of assets and liabilities for financial reporting and tax purposes, based on the effective rate of corporate tax in the various countries. Deferred tax assets are recognized for net operating loss carry forwards when it is probable that such carry forwards will be realized.

Long term liabilities (provisions)

Pension liabilities exist both under ‘defined contribution’ schemes and under ‘defined benefit’ schemes. In most countries the latter schemes are mainly insured by external funds. In the case of a defined contribution scheme the contribution is booked as a charge in the year to which it relates. In defined benefit schemes the costs are calculated according to the ‘projected unit credit’ method. In this method the pension costs are charged to the Statement of Operations over the expected service life of the employees. All actuarial gains and losses are charged to the Statement of Operations over the remaining periods of service. These calculations are made annually by qualified actuaries. The pension liabilities are calculated as the net present value of the estimated future cash outflows, whilst applying an interest rate that corresponds to the interest rate for government bonds having the same future maturity dates. This system has been applied as from December 1, 2002, whilst the difference as compared to the accounting principles previously used has been charged to shareholders’ equity after making allowance for the tax consequences.

The provision for severance obligations schemes relates to employees who have opted to make use of such non-activity or early retirement schemes.

Other provisions relate, amongst others, to (legal) proceedings and warranty commitments.

Provisions are included at the nominal value of the expected costs needed to settle the liabilities; in cases where the time-based value of money has a material effect, valuation takes place on the basis of the net present value.

Derivative financial instruments

The Company enters into a variety of interest rate swaps and forward currency contracts to manage interest rate and foreign currency exposures. The Company accounts for such transactions as hedges when these contracts off set the risk inherent in the exposures. In addition the transaction must have a satisfactory level of correlation between the financial instrument and the designated item or transactions hedged.

Realized and unrealized gains and losses on interest rate swaps are deferred and recognized as interest expense over the term of the contracts.

Realized and unrealized gains and losses on foreign currency contracts which hedge the future cash flows are recognized under cost of goods sold in the related period.

Realized and unrealized gains and losses on foreign currency contracts which hedge the (intercompany) loans in foreign operations are recordered in the Statement of Operations.

The Company’s accounts receivable result from its trade and lease operations and reflect a broad customer base nationally as well as internationally. The Company routinely assesses the financial strength of its customers. As a consequence, concentrations of credit risk are limited.

The Company’s cash equivalents represent high quality securities placed of major international banks and financial institutions of high repute. This policy limits the exposure to credit risk.

Reclassifications

Certain reclassifications have been made to prior year’s financial statements to conform to the current year’s presentation. These reclassifications had no effect on the prior year’s shareholders’ equity or net income.

1. Cash and cash equivalents

Cash and cash equivalents include time deposits of Euro 2.4 million and Euro 11.4 million at November 30, 2002 and 2003, respectively. For the purpose of the Consolidated Statements of Cash Flows, prepared in accordance with IAS 7, the Company considers all highly liquid instruments with an original maturity date of three months or less as cash equivalents.

2. Accounts receivable

Accounts receivable consist of the following:

	November 30,
	2002	2003
	(in thousands)
	Euro	Euro
Trade accounts receivable	574,119	502,555
Discounted trade bills	-38	-324
Current tax	10,480	9,256
Other	86,137	67,008

Total	670,698	578,495

Allowances for doubtful accounts amounts to Euro 65.8 million and Euro 53.7 million at November 30, 2002 and 2003, respectively.

3. Inventories

Inventories consist of the following:

	November 30,
	2002	2003
	(in thousands)
	Euro	Euro
Raw materials and other materials	34,427	39,733
Semi-finished products and spare parts	116,666	107,048
Finished products and trade stock	194,495	163,623

Total	345,588	310,404

Allowances for obsolescence are in total Euro 157.4 million and Euro 165.8 million at November 30, 2002 and 2003, respectively.

4. Intangible fixed assets

Intangible fixed assets consist of the following (in thousands):

	Goodwill	Software	Technology	Customer base	Trademarks and other	Total
	Euro	Euro	Euro	Euro	Euro	Euro
At December 1, 2001
Acquisition value	28,286	15,178	—	—	—	43,464
Accumulated amortisation	85	27	—	—	—	112

Book value	28,201	15,151	—	—	—	43,352

Movements in book value:
Expenditure	—	19,370	—	—	—	19,370
Divestments	—	—	—	—	—	—

Net investments	—	19,370	—	—	—	19,370

Acquisition of participations	4,216	8,548	8,112	13,324	5,731	39,931
Amortisation	3,220	7,051	1,644	2,378	634	14,927
Impairment	—	—	—	—	—	—
Foreign currency translations	-691	-1,175	100	140	38	-1,588

At November 30, 2002	28,506	34,843	6,568	11,086	5,135	86,138

At December 1, 2002
Acquisition value	31,687	41,709	8,112	13,324	5,731	100,563
Acumulated amortisation	3,181	6,866	1,544	2,238	596	14,425

Book value	28,506	34,843	6,568	11,086	5,135	86,138

Movements in book value:
Expenditure	—	10,212	696	589	—	11,497
Divestments	—	94	—	—	—	94

Net investments	—	10,118	696	589	—	11,403

Amortisation	2,701	10,189	1,468	1,650	534	16,542
Impairment	13,530	—	900	8,351	—	22,781
Foreign currency translations	-2,893	-3,639	-978	-1,153	-834	-9,497

At November 30, 2003	9,382	31,133	3,918	521	3,767	48,721

At November 30, 2003
Acquisition value	28,087	47,312	7,399	11,669	4,756	99,223
Accumulated amortisation	18,705	16,179	3,481	11,148	989	50,502

Book value 30, 2003	9,382	31,133	3,918	521	3,767	48,721

5. Property, plant and equipment

Property, plant and equipment consists of the following (in thousands):

	Property and plant	Production Machines	Other fixed assets	Under construction and pre- payments	Not in production process and investment property	Total
	Euro	Euro	Euro	Euro	Euro	Euro
At December 1, 2001
Acquisition value	334,360	413,875	405,215	46,006	5,436	1,204,892
Accumulated depreciation	147,040	309,537	287,166	—	3,143	746,886

Book value	187,320	104,338	118,049	46,006	2,293	458,006

Movements in book value:
Expenditure	10,689	47,056	53,518	4,673	—	115,936
Divestments	366	3,516	7,864	2,938	—	14,684

Net investments	10,323	43,540	45,654	1,735	—	101,252

Acquisition of participations	72	1,538	1,460	—	—	3,070
Depreciation	9,827	35,822	49,205	80	—	94,934
Foreign currency translations	-1,979	-2,568	-2,947	-963	-85	-8,542

At November 30, 2002	185,909	111,026	113,011	46,698	2,208	458,852

At December 1, 2002
Acquisition value	341,659	432,621	417,387	46,781	4,545	1,242,993
Accumulated depreciation	155,750	321,595	304,376	83	2,337	784,141

Book value	185,909	111,026	113,011	46,698	2,208	458,852

Reclassification
Acquisition value	-15,433	—	—	—	15,433	—
Accumulated depreciation	-12,937	—	—	—	12,937	—

Book value	-2,496	—	—	—	2,496	—

Movements in book value:
Expenditure	17,663	38,384	64,693	-24,529	918	97,129
Divestments	518	2,721	9,496	2,933	931	16,599

Net investments	17,145	35,663	55,197	-27,462	-13	80,530

Acquisition of participations	—	-21	-112	—	—	-133
Depreciation	10,061	33,221	48,310	—	385	91,977
Impairment	600	1,794	—	—	—	2,394
Foreign currency translations	-3,094	-4,368	-5,873	-944	-72	-14,351

At November 30, 2003	186,803	107,285	113,913	18,292	4,234	430,527

At November 30, 2003
Acquisition value	338,104	434,134	431,341	18,292	19,048	1,240,919
Accumulated depreciation	151,301	326,849	317,428	—	14,814	810,392

Book value	186,803	107,285	113,913	18,292	4,234	430,527

6. Rental equipment

Rental equipment consists of the following:

	2002	2003
	(in thousands)
	Euro	Euro
At December 1,
Cost	551,656	469,131
Accumulated depreciation	372,503	350,189

Book value	179,153	118,942

Movements in book value:
Installed on rental	106,884	83,025
Divestments	-77,181	-68,590
Depreciation	87,289	64,851
Foreign currency translation	-2,625	-5,247

At November 30	118,942	63,279

Cost	469,131	364,469
Accumulated depreciation	350,189	301,190

Book value	118,942	63,279

7. Financial lease receivables

Financial lease receivables consist of the following:

	2002	2003
	(in thousands)
	Euro	Euro
Financial lease receivables	1,231,769	974,470
Allowance for uncollectibility	-31,884	-29,298
Current lease receivables	-422,465	-348,911
Unearned interest	-197,538	-149,428
Residual value	10,825	5,015

Total	590,707	451,848

8. Other long term assets

	2002	2003
	(in thousands)
	Euro	Euro
Book value at December 1,	84,032	99,109
New amounts receivable	20,384	13,365
Repayments	-3,228	-2,850
Foreign currency translations	-2,079	-3,121

Book value at November 30,	99,109	106,503

This item includes deferred tax claims of Euro 82.8 million (in 2002: Euro 75.8 million). An amount of Euro 1.8 million (2002: Euro 2.1 million) was provided to personnel in the form of loans.

Other long term assets also include an amount of Euro 0.4 million (2002: Euro 0.4 million) for loans provided to the Board of Executive Directors. The specification of this amount is as follows: R. van Iperen Euro 0.2 million, J. van den Belt Euro 0.1 million and J. Dix Euro 0.1 million. These loans are interest-free and were made available prior to November 30, 2002.

Repayment takes place upon exercise of the annual tranche of options in respect of which the loan was provided.

9. Borrowings under bank lines of credit and short term borrowings

Borrowing facilities at November 30, 2003 amounted to Euro 771 million (2002: Euro 930 million) for the parent company and its Dutch subsidiaries. At November 30, 2003 no amount of this facility was utilized.

Borrowing facilities for the subsidiaries outside of the Netherlands totaled Euro 435 million at November 30, 2003 (2002: Euro 171 million). These facilities are denominated in various currencies.

At November 30, 2003 the used portion of these facilities amounted to Euro 159 million (2002: Euro 157 million) classified as current portion short term and Euro 4 million (2002: Euro 14 million) classified as long term debt, bearing interest of 1.8 % in 2003.

Commitment fees of approximately Euro 1.3 million were paid for unused credit facilities in 2003 (2002 Euro 0.9 million and 2001 Euro 1.4 million).

10. Deferred income

These amounts represent advance billings related to rental and maintenance contracts for copying equipment.

11. Long term debt

Other long term debt consists of the following:

	November 30,
	2002	2003
	(in thousands)
	Euro	Euro
LOANS
U.S. Dollar denominated, average interest of 2.0% and 1.6%, maturing through 2005	273,733	80,761
Euro denominated, average interest of 5.1% and 5.9%, maturing through 2013	*404,467	*395,076
Norwegian Crown denominated, average interest of 7.2% and 3.0%, maturing through 2004	15,096	1,273
Swedish Crown denominated, average interest 3.2%, maturing through 2008	—	1,139
Czech Crown denominated, average interest of 3.4% and 2.5%, maturing through 2008	2,129	1,707
Swiss Franc denominated, average interest 1.0% and 0.4%, maturing through 2004	56,128	39,300
Australian Dollar denominated, average interest 4.9% and 5.0%, maturing through 2003	2,151	2,419
Hong Kong Dollar denominated, average interest 2.2% and 0.6%, maturing through 2008	77	387
Japanese Yen denominated, average interest 0.3% and 0.3%, maturing through 2008	164	731
Pound Sterling denominated, average interest 4.1% and 3.9%, maturing through 2006	45,053	8,033
Mexican Peso denominated, average interest 6.7% and maturing through 2008	—	219
Singapore Dollar denominated, average interest 1.8% and 1.0%, maturing through 2008	570	920
South African Rand denominated, average interest 13.0%	303	—
Convertible Euro debenture bonds to Company Personnel, average interest of 4.7% and 4.5%, maturing through 2009	10,555	11,507
Thailand Bath denominated, average interest 2.5%, maturing through 2008	912	677
Capitalized lease obligations, average interest of 12.1% and 11.7%, maturing through 2005	2,314	2,539

Total other long term debt	813,652	546,688
Current portion	57,094	165,895

Total long term portion	756,558	380,793

*	The fixed interest rates of the Euro loans have been fully swapped into variable interest rates (see Note 23).

Aggregate principal repayments applicable to these borrowings for the next years are as follows:

Years ending November 30,	Euro
( in thousands)
2004	165,895
2005	23,979
2006	207,553
2007	139,219
2008	2,593
Thereafter	7,449

Total	546,688

12. Long term liabilities (provisions)

The composition of provisions is as follows (in thousands Euro):

	Self insurance	Retirement benefits and severance obligations	Restructuring provision	Other	Total
	Euro	Euro	Euro	Euro	Euro
At December 1, 2001	908	201,813	126,514	38,156	367,391
Additions	-908	38,763	1,808	6,632	46,295
Usage	—	-19,937	-38,709	-1,016	-59,662
Foreign currency translations	—	-3,389	—	-703	-4,092

At November 30, 2002	—	217,250	89,613	43,069	349,932

Change in opening balance due to transition to IAS 19	—	260,007	—	—	260,007
Additions	—	75,037	10,979	4,306	90,322
Usage	—	-73,484	-48,296	-5,775	-127,555
Foreign currency translations	—	-4,459	-261	-1,207	-5,927

At November 30, 2003	—	474,351	52,035	40,393	566,779

This table displays a rollforward of the restructuring provision from November 30, 2001 to November 30, 2003 (in millions).

Type of costs	Balance Nov. 2001	Additions	Utilized	Balance Nov. 2002
	Euro	Euro	Euro	Euro
Write-down of assets	30.0	—	-18.5	11.5
Personnel costs	96.5	1.8	-20.2	78.1

Total long term part	126.5	1.8	-38.7	89.6

Type of costs	Balance Nov. 2002	Additions	Utilized	Balance Nov. 2003
	Euro	Euro	Euro	Euro
Write-down of assets	11.5	—	-6.3	5.2
Personnel costs	78.1	11.0	-42.3	46.8

Total long term part	89.6	11.0	-48.6	52.0

In 2001 an exceptional item of Euro 125 million before tax has been charged to income comprising Euro 50 million for write down of assets and Euro 75 million for personnel costs (mainly redundancy and outplacement costs).

13. Shareholders’ equity

The changes in shareholders’ equity are summarized below (in thousands):

	Financing Preference shares	Ordinary shares		Paid in capital	Revaluation Account *	Legal reserve *	Retained earnings	Accumul. translation adjustments	Total Share- holders equity
	Euro	Euro		Euro	Euro	Euro	Euro	Euro	Euro
Balance November 30, 2000	10,000	43,340	(a)	505,387	27,091	1,750	374,482	27,395	989,445

Net income							10,070		10,070
Transfer						-71	71		—
Dividends (b)							-52,336		-52,336
Conversions of convertible loans		293		6,005					6,298
Purchase of shares							-24,081		-24,081
Foreign currency translations								-20,819	-20,819
Reclassification					-27,091		27,091		—

Balance November 30, 2001	10,000	43,633	(a)	511,392	—	1,679	335,297	6,576	908,577

Net income							112,531		112,531
Transfer						-384	384		—
Dividends (b)							-52,070		-52,070
Conversions of convertible loans				8					8
Purchase of shares							-6,029		-6,029
Costs of purchase of shares							-18		-18
Foreign currency translations							381	-54,455	-54,074

Balance November 30, 2002	10,000	43,633	(a)	511,400	—	1,295	390,476	-47,879	908,925

Change in accounting policies
- transition to IAS 19							-174,047		-174,047
- dividends							35,902		35,902

Restated balance November 30, 2002	10,000	43,633	(a)	511,400	—	1,295	252,331	-47,879	770,780

Net income							61,462		61,462
Transfer						-703	703		—
Dividends (b)							-51,963		-51,963
Conversions of convertible loans				8					8
Purchase of shares							-892		-892
Cost of purchase shares							-32		-32
Foreign currency translations								-66,598	-66,598

Balance November 30, 2003	10,000	43,633	(a)	511,408	—	592	261,609	-114,477	712,765

*	The revaluation account and the legal reserve are established according to Dutch Company Law and are generally unavailable for distribution.
(a)	These amounts include Euro 1,500, representing the nominal value of 30 priority shares of Euro 50.
(b)	Dividends per ordinary shares have been Euro 0.58, Euro 0.58 and Euro 0.58 (rounded) for respectively 2001, 2002 and 2003. The dividend of cumulative financing preference shares is included.

Information regarding the various classes of shares at November 30, 2003 is as follows:

Authorized capital	Authorized shares	Nominal value per share in Euro	Voting rights per share
Priority Shares	30	50	100
Ordinary Shares	145,000,000	0.50	1
Financing Preference Shares	30,000,000	0.50	1
Protective Preference Shares	175,000	500	1000

Ordinary Shares	2001 Ordinary Shares	2002 Ordinary Shares	2003 Ordinary Shares
Balance at beginning of period	86,674,380	87,261,509	87,262,525
Conversion of convertible loans	587,129	1,016	963

Balance at end of period	87,261,509	87,262,525	87,263,488

Convertible loans consist of convertible Euro debenture bonds to Company personnel (see Note 11).

Purchased number of ordinary shares	2001	2002	2003
Balance beginning of the year	1,149,840	3,149,840	3,768,942
Purchased	2,000,000	619,102	100,000
Exercise of options	—	—	-12,000

Balance end of the year	3,149,840	3,768,942	3,856,942

The purchased ordinary shares are relating to the Stock Option Plan.

Priority shares

All priority shares are issued and outstanding. They are held by Stichting Fort Ginkel, Venlo, the Netherlands, the directors of which are: J.L. Brentjens (Chairman), R.L. van Iperen and F.J. de Wit.

The Articles of Association grant certain rights to the holders of priority shares, including the following:

•	the determination of the number of members of the Supervisory and Executive Boards;

•	the preparation of a binding nomination list to the shareholders for the appointment of Supervisory and Executive Directors;

•	the alteration of the Articles of Association is possible only if proposed by priority shareholders; and

•	approval is required for the issue of shares not yet issued.

In any one year not more than Euro 60 in dividends may be distributed on all the priority shares together.

Financing Preference Shares

All Financing Preference Shares are held by the Stichting Administratiekantoor Preferente Aandelen Océ in return for the issuance to a number of institutional investors of registered depositary receipts with limited cancellability. The directors of this Foundation are H. de Ruiter (Chairman), S. Bergsma, J.M. Boll, L. Traas and D.M.N. van Wensveen. The outstanding Financial Preference Shares are 20 million in the financial years 2001, 2002 and 2003.

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

N.J. Westdijk (Chairman), S.D. de Bree, J.L. Brentjens, J.M.M. Maeijer, M.W. den Boogert and R.L. van Iperen. No Protective Preference Shares are outstanding.

14. Commitment and contingent liabilities

The Company is contingently liable for the following items:

	November 30,
	2002	2003
	(in millions)
	Euro	Euro
Government development credits and related surcharges depending on the commercial success of related development projects for which these credits have been granted	47.2	48.3
Guarantee commitments	3.8	3.9
Recourse liabilities in respect of bills discounted	0.1	0.3
Collateral security for liabilities	0.4	—

In the ordinary course of business, the Company has incurred commitments pursuant to terms of leases and other contracts such as those for capital expenditures and purchase commitments.

Repurchase commitments at November 30, 2003 of Euro 6.2 million (2002: Euro 5.5 million) exist on the lease contracts with third parties. The estimated market value is higher than the repurchase commitment.

The Company is involved in a number of legal actions. Based on currently available information and legal expert opinions, we believe that the outcomes of these legal actions will either have no significant adverse effect on the financial position of the Company, or that any possible adverse effects are adequately reflected in the provisions.

15. Capital leases

The Company has included the following assets financed by capitalized leases in property, plant and equipment.

	November 30,
	2002	2003
	(in thousands)
	Euro	Euro
Buildings and improvements	15,454	11,738
Equipment and vehicles	4,657	6,139

	20,111	17,877
Less accumulated depreciation	9,078	8,604

Total	11,033	9,273

At November 30, 2003 minimum rental payments are as follows (in thousands):

Years ending November 30,	Euro
2004	1,441
2005	706
2006	495
2007	235
2008	62
Thereafter	—

Total minimum rental payments	2,939
Interest and executory costs	—

Present value of future minimum rental payments	2,939

16. Operating leases

The Company has future minimum rental commitments under operating leases of approximately Euro 320 million at November 30, 2003. Sublease rental income is insignificant. Future rental payments (in thousands) are as follows:

Years ending November 30,	Euro
2004	75,108
2005	57,012
2006	39,921
2007	33,127
2008	27,367
Thereafter	87,571

Total minimum rental payments	320,106

Total rental expense was Euro 103 million, Euro 112 million and Euro 102 million for the years ended November 30, 2001, 2002 and 2003, respectively.

17. Other current- and accrued liabilities

The other current- and accrued liabilities consists of the following (in thousands):

	2002	2003
	Euro	Euro
Current liabilities:
Value added taxes, social security and other taxes payable	53,917	56,528
Pension liabilities	4,906	2,365
Dividend	3,551	3,551
Income taxes	15,392	25,569
Other	24,685	21,796
Accrued liabilities:
Salaries and payroll taxes	157,865	149,624
Other	93,757	86,501

Total	354,073	345,934

18. Income taxes

The additional information concerning the income tax expense consists of the following:

	Years ended November 30,
	2001		2002		2003
	(in millions)
		Euro		Euro		Euro
Netherlands	-8.2		9.9		-14.9
Foreign	48.9		35.9		34.0

Current		40.7		45.8		19.1

Netherlands	8.5		2.9		10.9
Foreign	-0.7		8.7		0.5

Deferred		7.8		11.6		11.4

Total		48.5		57.4		30.5

The income tax provisions as shown in the accompanying Consolidated Statements of Operations differ from the amounts computed by applying the Dutch federal statutory income tax rates to income before income taxes and minority interests.

A reconciliation of the Dutch statutory income tax rate to the effective income tax rate is set forth below:

	Years ended November 30,
	2001	2002	2003
	%	%	%
Dutch statutory tax rate	35.0	35.0	34.5
Non-deductible expenses	2.1	1.7	6.6
Tax credits	-2.0	-1.9	-3.3
Foreign taxes deviating from the Dutch tax rate	2.8	2.1	-4.8
Released valuation allowance	-5.8	-4.5	-1.7
Other	-1.0	1.0	1.1

Effective income tax rate	31.1	33.4	32.4

Deferred taxes exist for the following time differences:

	Years ended November 30,
	2001	2002	2003
	(in thousands)
	Euro	Euro	Euro
Accelerated depreciation	-4,061	17,553	25,244
Inventory obsolescence	14,506	-1,481	-2,088
Sundry provisions / accrued expenses	-17,231	21,396	25,633
Tax benefit of tax loss carry-forward	1,818	1,577	114
Leasing	8,687	-24,086	-40,605
Other	4,061	-3,325	3,150

	7,780	11,634	11,448

The composition of deferred income taxes, as shown in the Consolidated Balance Sheet, is as follows:

	2002		2003
	(in millions)
	assets	liabilities	assets	liabilities
	Euro	Euro	Euro	Euro
Intangible fixed assets	32.4	—	30.9	—
Leasing	—	98.0	—	69.0
Other fixed assets	2.4	12.3	24.8	12.1
Current assets	45.8	—	38.6	0.5
Other long term liabilities	25.1	0.2	83.2	—
Current liabilities	1.8	2.1	0.3	14.1

Total deferred tax assets/liabilities	107.5	112.6	177.8	95.7

Net deferred tax position	96.6	101.7	111.4	29.3
Tax loss carry forwards	19.8	—	14.2	—
Valuation allowance	-52.4	—	-42.8	—
Change in accounting principles for pensions	11.8	-74.9	—	—

Provision for deferred income tax assets and liabilities	75.8	26.8	82.8	29.3

Deferred tax assets form part of the balance sheet caption “Other long term assets”.

The valuation allowance is related to tax loss carry forwards and certain deferred tax assets for which realization is less then probable.

At November 30, 2003 no provision is made for withholding taxes on dividends of approximately Euro 0.5 million relating to undistributed earnings of certain subsidiaries which management intends to reinvest indefinitely.

Operating loss carry forwards existing at November 30, 2003 expire as follows (in millions):

Year	2007	2008	thereafter	unlimited	Total
Amount	1.2	0.5	2.5	10.0	14.2

19. Financial expense (net)

Financial expense consists of:

	Years ended November 30,
	2001	2002	2003
	(in thousands)
	Euro	Euro	Euro
Interest and similar income items	-5,404	-4,422	-5,753
Interest charges and similar expenses	72,125	56,751	34,589
Other financial expenses	2,204	1,772	1,716

Financial expense (net)	68,925	54,101	30,552

Amounts of interest capitalized in each year were immaterial.

20. Foreign exchange results

Foreign currency results are included in cost of goods sold for an amount of Euro 27.0 million (loss), Euro 7.9 million (profit) and Euro 22.4 million (profit) in 2001, 2002 and 2003, respectively.

21. Minimum future rental copying income

Copiers are rented generally for periods of one to three years. The rental contracts vary as to terms, but in general contain a provision for fixed monthly rental receipts with additional contingent receipts, based on actual number of copies made.

At November 30, 2003, minimum future receipts totaled approximately Euro 193 million to be received as follows (in millions):

Years ending November 30,	Euro
2004	83
2005	51
2006	30
2007	15
2008	9
Thereafter	5
Total	193

The amount above the contractual minimum receivables included in the Consolidated Statements of Operations were approximately Euro 125 million, Euro 117 million and Euro 98 million for 2001, 2002 and 2003, respectively.

22. Segment information

Below is shown the operating profit (in millions):

	Wide Format Printing Systems	Digital Documents Systems	Total
	(in millions)
2001
Total revenues	1,012	2,222	3,234
Operating income	98	127	225
Net income *			10

Assets	809	2,319	3,128

2002
Total revenues	1,021	2,155	3,176
Operating income	96	130	226
Net income	53	60	113

Assets	807	2,055	2,862
Liabilities	501	1,550	2,051
Shareholders’ equity and minority interests	306	505	811

Investments in fixed and intangible assets	38	112	150
Depreciation	32	150	182
Amortisation	4	11	15
Impairment	—	—	—

2003
Total revenues	862	1,907	2,769
Operating income	55	70	125
Net income	30	31	61

Assets	674	1,747	2,421
Liabilities	391	1,279	1,670
Shareholders’ equity and minority interests	283	468	751

Investments in fixed and intangible assets	24	82	106
Depreciation	32	125	157
Amortisation	6	11	17
Impairment	11	14	25

*	Not available per SBU

The spread of revenues, assets and investments per geographical area are shown below (in millions):

	revenues per geographical area		geographical spread of assets		geographical investments
Countries	2002	2003	2002	2003	2002	2003
	Euro	Euro	Euro	Euro	Euro	Euro
United States	1,298	1,046	884	626	35	23
Germany	371	335	460	434	18	17
Netherlands	278	284	624	626	75	39
United Kingdom	238	183	237	140	—	5
France	209	199	178	163	3	5
Rest of Europe	554	519	364	333	14	14
Rest of the World	228	203	115	99	5	3

Total	3,176	2,769	2,862	2,421	150	106

23. Financial derivative instruments

Interest Rate Swaps

Interest rate swaps and caps are allowable hedge contracts when the transactions reduce interest rate risk.

The Company enters into interest rate swap contracts to manage interest costs, interest income (of the lease portfolio) and the risk associated with changing interest rates. At November 30, 2003 the following contracts which effectively converted its fixed Euro rate debt (see Note 11) into variable rate debt were in effect:

Fixed rate receipts	Variable rate payment	Remaining weighted average maturity in years	Notional amount (in millions)
6.39%	2.43%	3.28	Euro 314

Also contracts which convert floating rate debt (see also Note 8 and 10) into fixed rate debt were in effect:

Weighted average fixed rate payments	Remaining average maturity in years	Notional amount (in millions)
%
5.86	0.26	Australian Dollars	16
4.53	1.24	Pound Sterling	31
3.50	1.94	U.S. Dollars	190
3.43	1.35	Euro	310

The aggregated estimated fair value of above swap contracts was approximately Euro 21 million based on the interest rates at November 30, 2003.

Foreign Exchange Contracts

The Company enters into foreign currency exchange contracts aimed at protecting the operating income and (intercompany) loans held in foreign currencies. During 2003 the Company has entered into forward exchange contracts mainly in currencies which fluctuate vis-à-vis the Euro including the U.S. Dollar and Pound Sterling.

Per November 30, 2003, the countervalue in Euro of such contracts in foreign currencies amounted to Euro 187.1 million in respect of the hedge of forecasted cash flows and Euro 148.0 million in respect of the hedge of the (intercompany) loans. The aggregated market value of the above foreign currency positions would give an outcome of Euro 8.2 million and Euro 1.7 million respectively higher than the contracted value at November 30, 2003.

Credit Risk

The interest rate swap agreements and the foreign exchange contracts have been entered into with major financial institutions which are expected to fully perform under the terms of the agreements.

The only balance sheet item of which the fair value deviates from the carrying value is the ‘Long term debt’. The fair value of the long term debt is approximately Euro 31.6 million lower than the carrying value based on similar terms and remaining maturities.

24. Pension disclosures

With the effect from this financial year the pension accounting standard ‘IAS 19’ was applied. No comparative figures are available. The introduction of this change in accounting principles had the following effects: the provision for pensions has been increased by Euro 260 million, whilst shareholders’ equity, after allowing for the tax effect, has been reduced by Euro 174 million.

2003
%
The principal actuarial assumptions are:
Discount rate percentage	5.29
Expected return on pension assets	6.59
Expected increase in salaries	2.78
Expected increase in benefits	2.00

2003
(in thousands)
The amounts charged to the Statement of Operations are as follows:
Service costs	45,058
Interest costs	66,227
Expected return on pension assets	-53,090
Other	-718

Pension costs	57,477

The amounts included in the balance sheet are shown below:
Pension liabilities	-1,204,068
Fair value of pension assets	788,404

Funded status	-415,664

Transitional liabilities unrecognized	—
Prior service costs unrecognized	-177
Unrecognized actuarial gains	-15,286

Pension provisions included in the balance sheet	-431,127

Movements in pension liabilities:
Pension liabilities at December 1, 2002	-1,181,643
Service costs	-45,058
Interest costs	-66,227
Employee contributions	-12,523
Amendments	896
Actuarial gains	32,957
Benefits paid	30,702
Exchange differences	36,828

Pension liabilities at November 30	-1,204,068

2003
(in thousands)
Changes in pension assets:
Fair value of pension assets at December 1, 2002	743,185
Actual return on investments	34,656
Employer contributions	55,414
Employee contributions	12,523
Benefits paid	-30,702
Exchange differences	-26,672

Fair value of pension assets at November 30	788,404

25. Earnings per share calculations

	Years ended November 30,
	2001	2002	2003
	(in thousands)
Net income attributable to holders of ordinary shares	6,519	108,980	57,911
Weighted average number of ordinary shares outstanding	85,241	84,086	83,409
Net income per ordinary share in Euro	0.08	1.30	0.69

Net income attributable to holders of ordinary shares	6,519	108,980	57,911
Interest costs of convertible loans (net)	270	322	300

Net income based on full conversion	6,789	109,302	58,211

Weighted average number of ordinary shares outstanding	85,241	84,086	83,409
Adjustment for assumed conversion	714	568	729
Adjustment for options	—	125	30

Weighted average number of ordinary shares on the basis of full conversion	85,955	84,779	84,168

Net income per ordinary share on the basis of full conversion in Euro	0.08	1.29	0.69

26. Generally accepted accounting principles in the United States of America

The Company’s consolidated financial statements are prepared in accordance with Dutch GAAP, which vary in certain significant respects from accounting principles generally accepted in the United States of America (US GAAP). The principle differences between Dutch and US GAAP are presented below together with explanations of certain adjustments that affect consolidated net income and total shareholders’ equity as of and for the years ended November 30.

	Years ended November 30,
	2001	2002	2003	2003
	(in thousands, except shares and per share amounts)
	Euro	Euro	Euro	$*
Net income under Dutch GAAP as shown in the accompanying Consolidated Statements of Operations	10,070	112,531	61,462	73,724

US GAAP adjustments
Goodwill	-11,949	-8,130	-931	-1,117
Restructuring provision	40,099	-43,511	-5,250	-6,297
Self insurance franchise	-908	-907	—	—
Pension provision	11,726	2,633	-14,992	-17,983
Use of tax-deductible goodwill	-14,800	-7,721	—	—
Realised translation adjustments	—	—	-1,789	-2,146
Derivative instruments	53,277	-4,230	8,260	9,907
Option plan	—	-598	154	185
Tax effect on adjustments	-35,833	14,941	3,804	4,563

Net income under US GAAP	51,682	65,008	50,718	60,836

Earnings per ordinary share:
Basic	0.56	0.73	0.57	0.68
Diluted	0.56	0.73	0.56	0.68

Weighted average number of ordinary shares outstanding:
Basic	85,241,097	84,086,202	83,408,783	83,408,783
Diluted	85,955,452	84,779,196	84,167,802	84,167,802

	Statement of Comprehensive income
	2001	2002	2003	2003
	(in thousands)
	Euro	Euro	Euro	$*
Net income	51,682	65,008	50,718	60,836
Foreign currency translation adjustment	-21,695	-55,920	-74,671	-89,568
Additional minimum liability	-9,472	-127,501	47,573	57,064
Derivative instruments	—	-4,729	150	180

Comprehensive income	20,515	-123,142	23,770	28,512

*	See Note 0 Summary of significant accounting principles

The reconciliation of the shareholders’ equity as shown in the accompanying Consolidated Balance Sheets to amounts determined in accordance with US GAAP is as follows:

	Years ended November 30,
	2002	2003	2003
	(in thousands)
	Euro	Euro	$*
Shareholders’ equity under Dutch GAAP as shown in the accompanying Consolidated Balance Sheets	908,925	712,765	854,962
US GAAP adjustments
Goodwill	198,558	197,627	237,054
Restructuring provisions	39,846	34,596	41,497
Pension provision	52,707	289,649	347,434
Additional minimum liability	-137,358	-111,101	-133,266
Derivative instruments	16,876	25,366	30,427
Option plan	-598	-444	-533
Dividend not declared	39,453	—	—
Deferred income taxes on above adjustments	-8,226	-69,145	-82,939

Shareholders’ equity under US GAAP	1,110,183	1,079,313	1,294,636

If the above adjustments were reflected in the Consolidated Balance Sheets, the amounts of the following accounts would be:

		Years ended November 30,
		2002	2003	2003
		(in thousands)
		Euro	Euro	$*
Intangible assets	Gross	411,493	409,022	490,622
	Amortization	-123,325	-159,717	-191,581
Long term liabilities	Deferred income taxes	110,008	98,470	118,115
	Pension provision	164,543	184,702	221,550
	Restructuring provision	56,139	31,189	37,411
	Other provisions	36,697	26,643	31,958
Current liabilities	Other incl. additional minimum liability	149,238	110,932	133,063

*	See Note 0 Summary of significant accounting principles

Goodwill

Goodwill paid has been capitalised since December 1, 2000. Previously goodwill was charged directly to shareholders’ equity. Under US GAAP goodwill is capitalised, and with effect from December 1, 2002, upon adoption of FAS 142, it is no longer amortised, rather it is subject to an annual impairment test. Prior to December 1, 2002, goodwill was amortised on a straight-line basis over a period of 10 to 40 years. Goodwill related to acquisitions after June 15, 2000 is no longer amortised but is subject to the impairment test as described above.

Restructuring provision

Under US GAAP the formation of restructuring provisions is subject to more stringent criteria than under Dutch GAAP such as:

a.	Management, having the authority to approve the action, commits to a plan of termination;

b.	The plan identifies the number of employees to be terminated, their job classifications or functions and their locations, and expected completion date;

c.	The plan establishes the terms of the benefits that employees will receive upon termination, in sufficient detail to enable employees to determine the type and amount of benefits they will receive if they are involuntarily terminated; and

d.	Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn before the charge may be taken.

For these reasons a part of the provisions is not yet recognised under US GAAP until a future period.

Self -insurance franchise

In the previous years, under Dutch GAAP, the Company provided for uninsured potential future losses that had not yet occurred. Under US GAAP such losses are not accrued for until they are incurred.

Pensions

Under US GAAP, pension costs are calculated according to FAS 87. With effect from the 2003 financial year IAS 19 has been applied in the Dutch Financial Statements. Previously, pensions were based on local calculations.

Upon transition to IAS 19, all unrecognized actuarial losses are charged to shareholders’ equity while under US GAAP these losses maintain to be amortized over the average remaining service period.

Pension cost under US GAAP:	2003
(in thousands)
Euro
Service cost	45,058
Interest cost	66,227
Expected return on plan assets	-53,090
Amortization of transition costs	-2,948
Amortization of prior service costs	-152
Amortization of losses	17,623
Other costs	323
Curtailment	-572

Net periodic pension cost	72,469

The assumptions used for FAS 87 calculations are identical to the information provided in Note 24.

Use of tax-deductible goodwill

Under Dutch GAAP, a full provision was made for the tax benefit relating to the potential deductibility of goodwill resulting from a previous acquisition. Subsequent reduction of this provision is realized in the Statement of Operations as reduced income tax expense. Under US GAAP, to the extent that a provision is recorded for an acquired tax benefit, the provision when subsequently recognized, first reduces goodwill and then other non current intangible assets, and once these assets are reduced to zero, the benefit is included in income as a reduction of the income tax expense.

Realised translation adjustments

Under US GAAP, upon disposal of investments, the accumulated translation adjustment related to that investment is recognised in the Statement of Operations.

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

Interest from capital leases

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

27. Subsequent events

There are no material subsequent events.

SCHEDULE II

OCÉ N.V. AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS AS OF

NOVEMBER 30, 2001, 2002 AND 2003

	Balance at beginning of period	Additions charged to income	Acquisition	Deductions	Balance at end of period
	(In thousands)
	Euro	Euro	Euro	Euro	Euro
2001
Allowance for doubtful accounts:
- Accounts receivable	52,758	25,486	321	16,764	61,801
- Finance lease debtors	13,247	12,239	—	626	24,860
Allowance for stock obsolescence	183,685	36,784	192	44,643	176,018
Valuation allowance for deferred tax assets	62,268	-9,003	—	—	53,265

2002

Allowance for doubtful accounts:
- Accounts receivable	61,801	29,336	1,553	26,922	65,768
- Finance lease debtors	24,860	11,061	—	4,037	31,884
Allowance for stock obsolescence	176,018	18,765	10,897	48,317	157,363
Valuation allowance for deferred tax assets	53,265	-817	—	—	52,448

2003

Allowance for doubtful accounts:
- Accounts receivable	65,768	21,970	-44	34,031	53,663
- Finance lease debtors	31,884	742	—	3,328	29,298
Allowance for stock obsolescence	157,363	29,428	-430	20,532	165,829
Valuation allowance for deferred tax assets	52,448	-9,629	—	—	42,819

Item 19 EXHIBITS

(a) The following financial statements are being filed as part of this annual report:

Page
Report of independent auditors	F-2
Consolidated statements of operations	F-3
Consolidated balance sheets	F-4 and F-5
Consolidated statements of cash flows	F-6 and F-7
Notes to consolidated financial statements	F-8 through F-35

Schedule:

Valuation and qualifying accounts
See also “Table of Contents to Consolidated Financial Statements” on page F-1.

(b) The following exhibits are being filed as part of this annual report:

1.	Articles of Association as confirmed by notarial deed as of April 9, 1999 (English translation)*

4.	Material Contracts

(a)	Service Contract between the Company and R.L. van Iperen (English translation)**

(b)	Service Contract between the Company and J. van den Belt (English translation)**

(c)	Service Contract between the Company and J.F. Dix (English translation)**

(d)	Redacted Private Label Program Agreement between the Company and De Lage Landen International B.V. (English translation) (Portions of this exhibit were omitted pursuant to a request for confidential treatment and were filed separately with the office of the Secretary of the Securities and Exchange Commission).**

(e)(i)	Employment Agreement dated as of December 1, 2002 (the “Daly Employment Agreement”) by and between Océ -USA Holding, Inc. and Ronald E. Daly***

(e)(ii)	Amendment to Daly Employment Agreement***

8.	Subsidiaries of Océ N.V.***

10.	Annual Report 2003, which has been translated into English from Dutch.***

12.	Certifications required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.***

13.	Certifications required under 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.***

*	Filed as an Exhibit to the Company’s Annual Report on Form 20-F for the fiscal year ended November 30, 2000 and incorporated herein by reference.
**	Filed as an Exhibit to the Company’s Annual Report on Form 20-F, as amended, for the fiscal year ended November 30, 2002 and incorporated herein by reference.
***	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

OCÉ N.V.

By:	/s/ R.L. van Iperen
R.L. van Iperen
Chairman of the Board of Executive Directors

Dated: March 26, 2004