Form 20-F
period 2004-11-30
OCE N V
filed 2005-03-01
CIK 753058

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2004

Commission file number 0-13742

OCÉ N.V.

(Exact name of registrant as specified in its charter)

The Netherlands

(Jurisdiction of incorporation or organization)

Urbanusweg 43, 5914 CA Venlo, The Netherlands

(Address of Principal Executive Offices)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Ordinary Shares,

nominal or par value Euro 0.50 per share

Securities registered pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s class of capital or common stock as of the close of the period covered by the annual report.

87,268,562 Ordinary Shares

(nominal value Euro 0.50 per share)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐.

Indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☒    Item 18  ☐

Indicate by check mark when the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐.

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Daniel I. Booker	J.T.M. van Bergen, Océ N.V.
Reed Smith LLP	Secretariat of the Company
435 Sixth Avenue	P.O. Box 101
Pittsburgh, PA 15219	5900 MA Venlo
The Netherlands

PART I

Item 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2 OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item	3 KEY INFORMATION

Except where otherwise indicated, as used herein, the following terms will have the following meanings:

•	“the Company”, “Océ”, “we”, “us”, “our”, the “Group” and similar terms refer to Océ N.V. and its consolidated subsidiaries;

•	references to a particular year (e.g., 2004) are to the Company’s fiscal year ending November 30 (e.g., November 30, 2004);

•	references to “Ordinary Shares” are to the Company’s ordinary shares, nominal value 0.50 Euro per share; and

•	references to “ADSs” are to the Company’s American Depositary Shares, which are Ordinary Shares that have been deposited with Morgan Guaranty Trust, as Depositary, and which are evidenced by American Depositary Receipts or “ADRs”.

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

Amounts set forth in this report are expressed either in Euros (“Euro” or “€”) or in United States dollars (“dollars” or “$”). Amounts for periods prior to January 1, 1999 have been restated from the Dutch Guilder into Euros, based on the official fixed rate of 2.20371 Guilders to 1 Euro. Unless otherwise indicated, the amounts stated in dollars included in this report for 2004 were converted into dollars from Euros at an exchange rate of $1.3259 to 1 Euro, which was the Noon Buying Rate on November 30, 2004. The “Noon Buying Rate” for a given date is the noon buying rate for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on the applicable date.

The following table sets forth the high, low and average exchange rates for one Euro expressed in dollars based on the Noon Buying Rate on the dates and for the periods indicated. The average rates for each period are calculated by using the average of the exchange rates on the last day of each month during the period.

Years ended November 30,	Low	High	Average	Period-End
2000	0.83	1.03	0.93	0.87
2001	0.84	0.95	0.90	0.90
2002	0.86	1.02	0.94	0.99
2003	0.99	1.20	1.12	1.20
2004	1.18	1.33	1.24	1.33

Months ended:		Low	High	Average	Period-End
2004	September	1.21	1.24	1.22	1.24
	October	1.23	1.28	1.25	1.27
	November	1.27	1.33	1.30	1.33
	December	1.32	1.36	1.34	1.35
2005	January	1.30	1.36	1.31	1.30

Primary Currencies

As an international company, several foreign currencies are important to the business of the Company. The following is a list for each applicable currency of the average exchange rates (expressed in Euros for each currency) during the applicable year and the exchange rates (expressed in Euros for each currency) as of November 30, 2000 through November 30, 2004. The average rates are calculated on the average of the daily rates per month weighted with the monthly revenues.

	Average Rate During the Fiscal Year					Rate as of November 30,
Applicable Currency	2000	2001	2002	2003	2004	2000	2001	2002	2003	2004
Pound sterling	0.61	0.62	0.63	0.68	0.68	0.61	0.62	0.64	0.70	0.70
United States dollar	0.93	0.89	0.93	1.11	1.23	0.86	0.89	0.99	1.20	1.32
Australian dollar	1.58	1.72	1.72	1.75	1.68	1.65	1.71	1.77	1.65	1.72
Japanese Yen	99.18	107.53	117.12	130.14	133.73	95.92	109.82	121.76	131.25	136.64
Swiss franc	1.56	1.50	1.47	1.51	1.55	1.51	1.47	1.48	1.55	1.52

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

	Years ended November 30(b),
(In millions except per share amounts)	2000	2001		2002	2003	2004	2004
	Euro	Euro		Euro	Euro	Euro	$
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Amounts in accordance with Dutch GAAP

Revenues	3,224	3,234		3,176	2,769	2,652	3,517
Operating income	282	225		226	125	110	146
Income before income taxes, equity in income of investments in minority interests and minority interest	222	156		172	94	92	122
Exceptional item (net of tax)	—	-95		—	—	—	—
Net income	152	10		113	61	78	104

Basic earnings per ordinary share(a)	1.76	1.19	(e)	1.30	0.69	0.89	1.18
Diluted earnings per ordinary share(a)	1.74	1.18	(e)	1.29	0.69	0.88	1.17
Dividends per ordinary share(a)(d)	0.58	0.58		0.58	0.58	0.58	0.77

Amounts in accordance with U.S. GAAP(c)
Net income	98	52		65	51	59	79
Earnings per ordinary share(a)
Basic	1.11	0.56		0.73	0.57	0.67	0.89
Diluted	1.10	0.56		0.73	0.56	0.66	0.88

CONSOLIDATED BALANCE SHEET DATA:

Amounts in accordance with Dutch GAAP
Total assets	3,216	3,128		2,862	2,421	2,233	2,961
Long term debt	854	754		757	381	438	581
Capital Stock	559	565		565	565	565	749
Shareholders’ equity	989	909		771	713	714	947
Number of shares outstanding (x1000)(a)	84,400	85,241		84,086	83,409	83,488	83,488

Amounts in accordance with U.S. GAAP(c)
Total assets	3,431	3,334		3,053	2,622	2,429	3,221
Long term debt	854	754		757	381	438	581
Capital stock	559	565		565	565	565	749
Shareholders’ equity	1,305	1,282		1,110	1,079	1,027	1,362
Number of shares outstanding (x1000)(a)	84,400	85,241		84,086	83,409	83,488	83,488

(a)	Based on the weighted average number of Ordinary Shares outstanding during each period including ADSs (with one ADS representing one Ordinary Share) and reduced by the number of shares purchased by the Company in connection with its stock option plans.
(b)	The comparability of the Selected Financial Information is affected by the acquisition of CGK Computer Gesellschaft Konstanz G.m.b.H. (now known as Océ Document Technologies G.m.b.H.) effective April 1, 2000, Practical Print Solutions, Ltd. effective November 2001, Gretag Professional Imaging (now known as Océ Display Graphics Systems, Inc.) effective as of December 2001 and the sale of the Company’s South African operations effective as of June 1, 2003.
(c)	See Note 26 of Notes to Consolidated Financial Statements.
(d)	Based on amount of cash dividend.
(e)	The amount stated is before exceptional items. After the exceptional items, the basic earnings and diluted earnings per Ordinary Share were Euro 0.08 and Euro 0.07 respectively in 2001.

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

Years ended November 30,	Euro per Ordinary Share					Dollars per Ordinary Share
	Interim	Final		Total		Interim	Final		Total
2000	0.15	0.43		0.58		0.13	0.37		0.50
2001	0.15	0.43		0.58		0.14	0.37		0.51
2002	0.15	0.43		0.58		0.15	0.43		0.58
2003	0.15	0.43		0.58		0.18	0.52		0.70
2004	0.15	0.43	*	0.58	*	0.20	0.57	*	0.77	*

*	Payment of final portion subject to approval by the shareholders of the Company at the Annual General Meeting of Shareholders on April 15, 2005.

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

Océ’s expectations and projections may change, and Océ’s actual results, performance or achievements could be significantly different from the results expressed in or implied by these forward-looking statements based on various important factors, risks and uncertainties (some of which are beyond Océ’s control), which are neither manageable nor foreseeable by Océ. When considering these forward-looking statements, readers should keep in mind these risks, uncertainties and other cautionary statements made in this annual report or Océ’s other annual or periodic reports filed with the United States Securities and Exchange Commission (the “SEC”). In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur. These factors, risks and uncertainties include, but are not limited to, changes in economic and business conditions, customer demand in competitive markets, the successful introduction of new products and services into the markets, developments in technology, adequate pricing of products and services, competitive pricing pressures within Océ’s markets, the financing of Océ’s business activities, efficient and cost-effective operations, changes in foreign currency exchange rates, fluctuations in interest rates, political uncertainties, changes in governmental regulations and laws, tax rates, successful acquisitions, joint ventures and disposals and the effects of recent or further terrorist attacks and the war on terrorism.

Océ’s forward-looking statements speak only as of the date on which the statements are made, and Océ undertakes no obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

Océ’s business is affected by adverse economic conditions and resulting declines in customers’ investments in machines

Océ’s profitability in 2002, 2003 and 2004 was adversely affected by the global economic conditions and Océ’s profitability in 2005 or thereafter may also be further affected by a prolonged economic slowdown.

Océ’s revenues generally are obtained from three sources: revenues from product sales, revenue from rentals and service and interest from financial leases. Océ further groups its revenues based on whether the revenue is non-recurring revenue (such as revenue from sales of machines, software and professional services) or recurring revenue (revenues from services, materials, business services contracts, rentals and interest).

During a short-term economic slowdown, non-recurring revenues are adversely affected because customers are reluctant to buy new machines, but this adverse impact is generally offset by recurring revenue from long term maintenance and service contracts. During a prolonged economic slowdown, however, the reluctance of Océ customers to invest has an adverse impact on both recurring and non-recurring revenue because both types of revenue are to a large extent based on the installed machine population. As long term maintenance contracts expire during a prolonged economic slowdown, the Company enters into fewer new long term agreements to replace expiring contracts because less customers are investing in machines during the slowdown.

The decline in the sales of machines in 2002 and 2003 and only a slight increase in 2004 resulted in a decrease in Océ’s recurring revenue in 2004. Because global economic developments are uncertain in 2005, the continued economic slowdown could continue to adversely affect Océ’s revenues and financial condition.

Diversity in revenues is important to the Company’s stability

Océ’s strong technology base, the geographic markets in which Océ operates and the Company’s long-term relationship with diverse categories of customers help Océ spread the risk related to a downturn in the economic cycle. In addition, outsourcing of production activities and flexible deployment of personnel in the Company’s manufacturing facilities help to offset some of the negative effects of a downturn in the economic cycle. On a geographical basis, Océ’s revenues are spread between Europe (58%), the United States (35%) and the rest of the world (7%). A balanced spread of revenues and income among the various countries is essential for Océ to ensure that it is not dependent on the results in a limited number of countries.

The Company’s financial results may be impacted by fluctuations in exchange rates

Océ derives its revenue from a number of different geographic areas. In 2004, Océ achieved approximately 40% of its revenues from the Eurozone, 35% from the United States and 7% from the United Kingdom. Revenues from other countries amounted to approximately 18% in 2004. Because the Company operates globally, it is exposed to foreign exchange risks and risks associated with the movement of funds among countries. The Company’s revenues and expenses are affected by fluctuations in the rate of exchange particularly between the Euro, which is its reporting currency, and the U.S. dollar, the Pound Sterling and the Japanese Yen as well as certain other currencies. The Company’s policy is to monitor and hedge exchange rate exposure and to manage its operations to mitigate the positive or negative impact of exchange rate fluctuations. Exchange rate fluctuations have historically affected (both positively and negatively) the Company’s revenues, expenses and operating profit, and the Company expects that exchange rate fluctuations will continue to have a material effect on the Company’s financial results in the future.

In addition to the effect of exchange rate fluctuations on the Company’s results, an investor’s return in U.S. dollars from an investment in the Company’s ADSs or Ordinary Shares may also be affected by any fluctuations in the value of the Euro compared to the value of the U.S. dollar.

The Company must anticipate trends and respond to changing customer preferences

The markets for Océ’s machines and services are rapidly changing and becoming increasingly more complex. The market for black-and-white printers has reached maturity in terms of technology and, as a result, product development focuses on aspects such as cost-price, total cost of ownership, operational reliability, environmental friendliness, ease of use and productivity, while the most important future trends are the shift toward color applications, high volume production printing and document management software. Océ’s success depends in part on its ability to develop and introduce new products and services in a timely manner that satisfy increasingly sophisticated customer requirements, that keep pace with technological developments and that are accepted in the market. The Company believes that because it sells most of its machines through its direct sales force and because the Company’s organization provides ongoing servicing for its machines, the Company is able to gather continuing feedback from its customers and to understand the changing demands of the market. The Company is then able to use this information to adapt its products and services to address its customers’ requirements and to develop new products for its customers. There can be no assurance that the Company will be successful in anticipating and developing new products, product enhancements or new solutions and services to adequately address changing technologies and customer requirements or that the Company’s products, enhancements, solutions or services will be successful in the marketplace or will generate increased revenue. In addition, there is no assurance that the Company will be able to anticipate and develop technological improvements, to adapt its products to emerging industry standards and changing customer preferences or requirements or to produce high quality products, enhancements and releases in a timely and cost-effective manner in order to compete with applications offered by its competitors.

The Company is highly dependent on its ability to develop new technology

Océ’s competitive strength hinges on its ability to respond quickly to ever changing demands in the market by introducing distinctive products, and providing systems and services to a diverse category of customers. Research and the development of new technology plays a key role in enabling the Company to continue to respond to the market and introduce new products and update existing products. The Company offers technological concepts, which it has developed internally, through the acquisition of businesses or by entering into joint ventures or development agreements with third parties, which give the Company a clear and distinctive profile. The most important elements of Océ’s product profile are reliability, productivity, ease of use, environmental friendliness and a low total cost of ownership.

In order to continue to develop new technology, Océ invests approximately 7% of its revenues (7.8% in 2004) annually in research and development. The process of developing new technologies, products and solutions is inherently complex and uncertain and involves significant time, resources, costs and risks. Generally, the development of new technologies and products takes between five and ten years. Accurate anticipation of customers’ changing needs and emerging technological trends is critical. Océ must make long-

term investments and commit significant resources before knowing whether these investments will eventually result in products that achieve customer acceptance and generate the revenues required to provide anticipated returns from these investments. Océ may experience difficulties in realizing the expected benefits from its investments in new technologies and companies. In addition, Océ’s products’ reliance on new technology may result in performance or quality problems as technology is implemented. There is no assurance that the technology will be successful or timely or that it will respond to current market demands.

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

In addition, because of the rapid developments in technology and in the markets in which Océ operates, there is a risk that changes in technology could render the Company’s technology, products, enhancements and solutions outdated or obsolete, and could result in the Company’s inventory becoming, in part, obsolete or unsaleable. Although Océ attempts to reduce this risk by applying a clear depreciation method for its machines, there is no assurance that as technology changes, Océ will not hold a larger than expected number of obsolete machines or machines that cannot be placed with customers. Océ constantly evaluates its research and development to maintain a tight focus on developing technologies that will be successful in the future and in entering into alliances with third parties. For example, one of the key factors of success in producing manageable document flow is an effective interaction between hardware and software. To ensure that Océ’s hardware and software products are compatible and provide the necessary components of a total document flow purchase, Océ’s research and development team includes a senior vice president who has specific responsibility to develop compatible software programs.

Finally, Océ constantly reviews its product portfolio to evaluate relevant markets, to take full advantage of product launches, to improve functionality and the cost of its machines and to offer advanced application software in order to provide total solutions for the document management needs of its customers.

Failure to adequately protect the Company’s intellectual property could harm its business

Océ’s products (hardware and software) are based on technology that Océ owns. In order to protect its proprietary technology, Océ has filed 5,873 patents and patent applications pending throughout the world. In addition, prior to disclosing any proprietary technology to third parties, the Company requires these third parties to enter into protective arrangements with respect to technology that is not covered by patents. There is no assurance that such measures will be adequate to protect the confidentiality of Océ’s intellectual property.

The Company faces significant competition

Océ operates in an environment of significant competition, driven by rapid technological advances and changing customer demands. In terms of size, Océ is a relatively small player compared to its direct competitors, and the difference in size between Océ and several of its main competitors has a direct influence on the Company’s competitive position. Bigger companies have greater resources available for research and development, are better able to invest in new activities and products and are more resilient to downturns in economic conditions or setbacks in product development compared to a smaller company like Océ. To minimize this risk, Océ concentrates on areas and activities in which it has the greatest chance of success given its know-how and capabilities. Accordingly, Océ concentrates mainly on professional markets which demand high quality products and services by offering technological concepts, products and services that Océ develops internally.

Favorable pricing is challenging in a competitive market

Océ’s ability to succeed is dependent, in part, upon its ability to obtain adequate pricing for its products and services. Depending on competitive market factors, the prices that Océ may be able to obtain in the future for its products and services may vary from historical levels.

The Company relies on third parties in connection with the production of its machines

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

Océ currently assembles its final products internally at its facilities in The Netherlands; Czech Republic; Poing, Germany; San José, California United States; and Vancouver, Canada. During 2004, Océ began implementation of its previously-announced plans to relocate parts of its manufacturing and assembly activities (related to non-strategic manufacturing) in The Netherlands to Central Europe and the Far East (via outsourcing) in order to reduce its manufacturing expenses. Relocation of these manufacturing and assembly operations to Central Europe and the Far East will require that the supply chain is functioning effectively and efficiently. In order to ensure that this transition is made smoothly and seamlessly to Océ and its customers, Océ has increased its cooperation with external logistic specialists. Although the Company intends for this transition to be seamless to its customers and is monitoring it closely, there can be no assurance that the Company will be successful in making this transition in the intended timeframe, proposed cost structure and with no impact on its production of machines.

Océ depends on third parties to manufacture non-strategic parts and components of its machines

As stated above, 95% of the non-strategic parts and components for Océ’s machines are made by third parties. A particular component may be available only from a limited number of suppliers. Suppliers may from time to time extend lead times, limit supplies, increase prices or fail to produce components in accordance with the Company’s specifications due to capacity constraints or other factors, which could adversely affect the Company’s ability to deliver its products on a timely basis. Moreover, if one of the third parties to which the Company’s outsources manufacturing of components or sub-assemblies fails to perform, or experiences delays or disruption to its manufacturing, or experiences financial difficulties, this could adversely affect the Company’s sales and operating profit. Finally, although Océ does not foresee any delays or interruptions arising out of the transfer of manufacturing and assembling operations, temporary or significant delays in the supply of components or the assembly of machines could adversely impact Océ’s business.

The Company is highly dependent on information technology systems

The Company’s operations rely on complex information technology systems and networks, which are potentially vulnerable to damage or interruption from a variety of sources. Although the Company takes precautions against interruptions of the Company’s information technology systems or networks or leakages of its proprietary information, a prolonged interruption or leakage of proprietary data could have a material adverse effect on its operations, sales and operating profit.

The Company’s products and solutions could be subject to technology-based claims from third parties

Because the Company’s products and solutions include complex technology, the Company faces a risk of claims that it has infringed third parties’ intellectual property rights. As the number of entrants in the market grows and the complexity of the technology and the overlap of product functionalities increase, the possibility of an inadvertent infringement and related intellectual property claim against the Company increases. There may be patents and patent owners relevant to the Company’s product lines that are unknown to the Company. In addition, although the Company endeavors to ensure that third parties with which it works possess appropriate intellectual property rights and provide proper indemnification warranties, the Company recognizes that it cannot fully avoid risks of intellectual property rights infringement created by third parties with which it works. Similarly, the Company and its customers may face claims of infringement in connection with its customers’ use of the Company’s products and solutions.

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

The Company is in the process of outsourcing its leasing business, which could have negative financial consequences

In 2001, the Company announced its plans to outsource its lease activities to third parties, which began in 2002 and continued during 2003 and 2004. Outside the United States, Océ is outsourcing its lease activities under private label arrangements to its vendor lease partners (third party lease companies). Under these arrangements the outsourcing of Océ’s lease activities consists of two key elements. New end-user finance lease arrangements are entered into directly by Océ’s vendor lease partners, prior to which Océ has sold the equipment and any software licenses to that partner and Océ’s existing lease portfolio is transferred to its vendor lease partners (under a sale or assignment agreement) on a non-recourse basis.

In the United States, Océ’s captive lease company Océ-Financial Services, Inc. is the party entering into the finance lease arrangement with the end-user and then selling those End-User contracts to its lease partners, again on a non recourse basis. Although leasing activities will be provided through third parties, Océ will continue to provide service and maintenance to its customers with leased machines and products to continue to provide high quality services to Océ’s customers. The outsourcing of the lease activities will have financial consequences.

The outsourcing of the lease portfolio presently results in off-balance sheet treatment with respect to the assets and related liabilities of the financial leases outsourced in the United States and in Europe. Future developments with respect to Dutch GAAP, IFRS or U.S. GAAP may adversely affect the off-balance sheet accounting treatment.

Changes in the Company’s markets could have an adverse effect on the value of the Company’s long-lived assets

The Company’s long-lived assets were Euro 543 million at November 30, 2003 and Euro 519 million at November 30, 2004. Océ regularly reviews the value of these assets and recognizes an impairment when the carrying value of an asset is not supported by the Company’s current expectations of future cash flows attributable to these assets. Significant declines in stock prices, market capitalization and credit ratings of market participants, as well as the Company’s ongoing review and refinement of its business plans, may result in substantial impairment write-downs of its long-lived assets at any time. Recognition of impairments of long-lived assets has had an adverse affect on the Company’s results and financial condition. See Item 5, “Operating and Financial Review and Prospects”, for a further discussion of the impairment charges related to 2004.

The Company has risks related to its pension and post-retirement benefit plans

The Company currently maintains pension plans in many countries and many of such pension plans are defined benefit plans. The Company’s obligations to make contributions to fund defined benefit plan obligations are based on the current value of the assets of a plan as of November 30 of each year and pension liabilities on that date. Because many plan assets are invested in financial market instruments, if the financial markets do not provide the long-term returns that are expected under the funding calculation, the likelihood of Company contributions to its plans increases. The equity markets can be volatile, and therefore the Company’s estimate of future contribution requirements may change dramatically in a relatively short period of time. Similarly, changes in interest rates can impact the Company’s contribution requirements. Volatility in the financial markets and fluctuations in interest rates may require the Company to contribute additional funds in the future. If the Company is required to make contributions to fund the pension plans, this will have an impact on the Company’s financial statements and cash flow available for other uses will be reduced.

The transition from accounting under Dutch GAAP to accounting under International Financial Reporting Standards may have a material effect on the Company

For financial years commencing on or after January 1, 2005, all European publicly listed companies have to report on the basis of IFRS. Starting in fiscal year 2006, Océ will therefore draw up its annual financial statements and quarterly reports on the basis of IFRS and therefore the IFRS opening balance sheet will be drawn up as at December 1, 2004.

Because of Océ’s listing on NASDAQ and its filing with the SEC in the United States, as much convergence as possible will be sought with the American accounting principles (U.S. GAAP) in those cases where IFRS allows a choice to be made.

Océ is well on schedule with the introduction of IFRS: the relevant standards that do not conflict with the current Dutch accounting principles (Dutch GAAP) were implemented as much as possible in fiscal 2004 relating in particular to balance sheet classifications.

As a result of this strategy it will be possible to minimize the number of reconciliation items needed to move from Dutch GAAP to the IFRS opening balance sheet. Nonetheless, the IFRS opening balance sheet will include a number of items which conflict with Dutch GAAP and whose effect may be material. This relates in particular to the valuation of pension liabilities (which must be reset) and the valuation of option and share plans and financial instruments. Currently, it is not possible to give an indication of what the impact of this will be.

The implementation of the Sarbanes-Oxley Section 404 requirements

Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations require us to include in our future annual reports an assessment by management of the effectiveness of our internal control over financial reporting. In addition, PricewaterhouseCoopers, our independent registered public accounting firm, must attest to and report on management’s assessment. This requirement is currently expected first to apply to our annual report on Form 20-F for our fiscal year ending November 30, 2005. We are evaluating our internal control systems to allow our management to report on, and PwC to attest to, our internal control over financial reporting. As a result, we have incurred additional expenses in 2004 and a diversion of our management’s time, and we expect this to continue at least into fiscal year 2005.

While we have dedicated a significant amount of time and resources to ensuring compliance, there can be no assurance that we or PwC will complete the necessary work to comply with all aspects of Section 404 and related regulations in a timely manner. If we have a material weakness in our internal control over financial reporting, we may be unable to prevent or detect material misstatements in a timely manner. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If the assessment of our internal control identifies material weaknesses that must be disclosed, we may receive an attestation with an adverse opinion from PwC as to the adequacy of our internal control over financial reporting. Furthermore, potential acquisitions of businesses that are currently not in compliance with Section 404 requirements could lead to disclosures on currently unforeseen deficiencies in our internal control over financial reporting.

The Company is subject to additional risks that may affect the printing industry in general

In addition to the risks listed above, other risk factors that could cause actual results and developments to differ materially from those expressed or implied include, but are not limited to:

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

Item 4 INFORMATION ON THE COMPANY

A. History and development of the Company

Océ N.V. was organized as a stock corporation under the laws of The Netherlands in 1953, incorporating a business originally founded in 1877. Océ N.V. is an international holding company within the meaning of Article 153, para. 3b, Book 2 of the Dutch Civil Code. The Company’s executive offices are located at St. Urbanusweg 43, 5914 CA Venlo, The Netherlands. The Company’s telephone and fax numbers are 31-77-3592222 and 31-77-3544700, respectively.

Information about Océ, including the Annual Report 2004, is available through the Internet at http://www.oce.com. The Company also distributes its Annual Reports including its Consolidated Financial Statements and other quarterly information to Morgan Guaranty and Trust Company of New York as Depositary for the Company’s ADSs. The depositary generally distributes this information to the holders of the ADSs.

Océ is one of the world’s leading suppliers of high quality and innovative products and services for use by professionals in print and document management processes. The Company focuses primarily on professional environments in which large volumes of documents are processed. Océ’s customers are mainly active in the industrial and printing sectors, as well as office environments. Océ develops and manufacturers its own machines and systems for use in the production, distribution and management of documents. Océ also offers its customers innovative services in the areas of consulting, outsourcing and, in cooperation with partners, financing.

Océ’s products and services are offered primarily through the Company’s direct sales and service organizations to enable the Company to monitor constantly the market with respect to its products and services and to communicate directly with the end-user of its products and services. In a number of geographical markets, part of the Company’s range of products is also distributed through specialized distributors.

Océ largely develops its technology internally. Océ’s unique and strong technology base is the result of more than 125 years of experience and its consistent investment in research and development. Océ further invests in technology research and development through its acquisitions of other companies, alliances with strategic partners and cooperation with co-developers and suppliers. Océ’s research and manufacturing facilities are located in The Netherlands, Germany, Belgium, France, the Czech Republic, the United States and Canada. In addition, Océ generally manufactures its strategic parts internally while outsourcing the manufacturing of most of its non-strategic parts and components to third parties.

Océ operates in a total of eighty countries and has its own sales force in thirty countries. In 2004, Océ achieved revenues of Euro 2.7 billion and net income of Euro 78 million.

Annual Report 2004

Océ’s Annual Report 2004, which describes the Company and its business in further detail, is attached as Exhibit 10 and is incorporated into this report by reference. In the event that any information contained in Exhibit 10 conflicts with this report, the information contained in this report shall prevail.

Restructuring

The market segments in which Océ has been active historically have become widely divergent in recent years in terms of profitability and growth. The traditional low- to mid-volume office market has become more competitive and less profitable. In addition, customers are increasingly placing more and more emphasis on complete document printing solutions, which include not only hardware and machines but also involve software and services tailored to meet customers’ specific needs. Traditionally, customers demanded machines to copy first and then distribute. Now, documents are distributed first digitally and viewed and printed on demand when required. Customers are increasingly requesting print on demand and personalized document management systems that integrate paper and digital document flows to replace traditional print-run, stand-alone copying machines.

In response to its customers’ changing needs, in 2001, Océ announced that it was implementing a restructuring of its operations to better align its business segments with the relevant markets for its products and services. In connection with the restructuring, in 2002, Océ merged two of its strategic business units, Document Printing Systems and Production Printing Systems, into one unit, which is now its Digital Document Systems or DDS strategic business unit. The Digital Document Systems business unit focuses on mid- and high to very high volume output print management systems. Océ continued its other strategic business unit, Wide Format Printing Systems or WFPS strategic business unit. In addition, the Company has re-organized its Business Services group (formerly known as the Facility Services group) and its Software & Professional Services group under a single management structure to provide better service to each of the DDS and WFPS strategic business units. The restructuring was largely completed in 2003, and the Company’s business has moved from a product-related focus to a market-segment focus.

In 2004 the Company began implementation of its previously-announced plans to relocate part of its manufacturing and assembly activities from The Netherlands to Central Europe and the Far East.

On December 10, 2004, Océ in the United States announced that the business activities of Océ Display Graphics Systems Inc., which is headquartered in San Jose, California but has significant manufacturing and R&D activities in Canada, will be transferred to the Océ business in Canada. The related restructuring costs will be approximately Euro 2.5 million.

Outsourcing of Financial Leases

Historically, the Company’s revenue has been generated from two types of business activities: commercial activities (selling and renting machines and providing services) and providing financial services (financing Océ machines through financial lease arrangements).

More than 50% of the Company’s machine sales are financed through financial leases, and Océ branded leasing forms are an indispensable component of the “one-stop” shopping concept that Océ offers to its customers. Historically, Océ primarily handled the financing and administration of its leasing activities internally. In 2001, based on extensive research, the Company announced that it intended to outsource the financing of its lease portfolio to third parties while retaining the “one stop” shopping concept for its customers through private label financing programs.

The Company has adopted two approaches to outsource its financial lease program. In the United States, the Company has established a captive lease company, Océ-Financial Services, Inc. (“Océ-Financial Services”), which is responsible for all leasing activities in the United States. Under this structure, Océ-Financial Services negotiates and enters into the initial leasing agreement with the customer. In due course Océ-Financial Services sells the lease receivables (together with the title to the underlying machines) to third party fundors. During 2004, Euro 139 million worth of lease contracts (together with the title to the underlying machines) were sold to four third party fundors in the United States. Océ-Financial Services carries out activities such as invoicing and the collection of accounts receivable on behalf of third party fundors.

In Europe and the rest of the world, the Company has entered into (or intends to enter into) private label agreements with third party fundors. In December 2001, Océ entered into a private label agreement with Telia Finans AB to outsource its financing lease portfolio and financing activities in Scandinavia. In 2002, the Company entered into a private label agreement with De Lage Landen International B.V. (“DLL”), a subsidiary of Rabobank, to outsource its lease activities and the existing financing lease portfolio in The Netherlands, Belgium, Spain, France, Germany and the United Kingdom/Ireland. In 2004, DLL acquired Telia Finans AB, allowing the Company to further standardize this process in the covered countries. In 2004, the Company entered into a private label agreement with CIT Group Finance (Ireland) (“CIT”) for the outsourcing of lease activities in Italy, Switzerland, Australia, Central Europe and South East Asia. The CIT arrangement is expected to be implemented during 2005.

Originally, Océ intended to complete the outsourcing of most of its financial leasing activities in Europe by the end of 2003 through the then existing arrangements. As Océ began to transfer existing lease contracts and to originate new lease contracts to its private label fundors during 2003, Océ determined that substantial changes to its own information systems and those of its vendor lease partner were required before the transfer could become effective.

During 2004, a total of Euro 312 million worth of financial lease receivables and underlying equipment were sold to external lease partners, of which Euro 139 million was in the United States and Euro 173 million was in Europe. The sale of the existing lease portfolio resulted in a book profit of Euro 30.9 million. As of the end of 2004, Océ had Euro 403 million of lease receivables remaining on its balance sheet. Océ expects to decrease this position by approximately Euro 175 million which will leave approximately Euro 225 million of lease receivables on its balance sheet.

Océ expects that the outsourcing of its lease activities could have the following financial consequences:

•	The return on assets (which is defined as operating income as a percentage of average balance sheet totals) of Océ’s lease activities is currently between 7% and 8%. In view of Océ’s goal to achieve a return on assets of 12%, Océ believes that the transfer of the lease portfolio assets will generally improve its return on assets.

•	Upon the anticipated transfer of the (major part of the) remaining portion of the lease portfolio, the Company will no longer have the applicable leases (nor the related liabilities) on its balance sheet. As a result, Océ believes that it will have greater capacity for financing new, higher-yield activities.

•	Océ’s general risks related to bad credit and debtor defaults will likely change. Because the size of Océ’s financial lease portfolio will be substantially reduced, Océ’s overall nominal risks related to bad credit and debtor defaults will also be reduced. Océ, however, may retain a portion of its current lease portfolio that does not meet its vendor-lease partners’ minimum credit criteria. As a result, Océ’s risks related to bad credit or debtor defaults may relatively increase with respect to that portion of the leasing portfolio retained by Océ.

•	Interest received from leasing activities has historically yielded a stable stream of revenues, which will, together with the related costs of funding, largely be eliminated once the lease portfolio is transferred to Océ’s vendor-lease partners and/or fundors. The elimination of this stream of revenues may cause Océ’s results to become more volatile.

•	The transfer of the lease activities may have the effect of decreasing Océ’s net results. Although the Company anticipates that this effect could be offset by making effective use of the funds, there is no guarantee that the Company’s future investments of these funds will be successful.

Principal Capital Expenditures and Divestitures

The following table sets forth the Company’s principal capital expenditures and divestitures in tangible and intangible assets (including through the acquisition or divestiture of interests in other companies) in 2002, 2003 and 2004:

(In millions)	2002	2003	2004
	Euro	Euro	Euro

Capital Expenditures
Intangible assets (net)	19	11	9
Property, plant and equipment	116	97	87
Rental equipment (net)	30	15	40
Other investments	5	2	-3
Capital Divestments
Property, plant and equipment	-15	-17	-13
Disposal of unconsolidated companies	-1	—	-1
Sale of financial lease portfolio	-71	-80	-312
Acquisitions (Disposals) (net of cash)	55	-2	—

Total	138	26	-193

The Company expects that its 2005 capital expenditures will be approximately Euro 108 million for property, plant and equipment. The Company finances its capital investments through cash from operations and borrowings. The Company believes that its cash flow from operations and borrowing capacity will provide adequate resources to meet current and future investment needs. As discussed above, Océ expects that the outsourcing of the lease activities will significantly reduce its working capital requirements.

Océ did not make any significant acquisitions in 2004 or 2003. In 2003 Océ South Africa was sold.

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

Océ’s research and development plays a key role in its success, and software plays a critical role in Océ’s technology and product development in creating and providing total document production capabilities to Océ’s customers.

The use of color is increasing in each market segment in which Océ operates. In response to this demand from its markets, Océ offers its own color products (for full color and spot color). Océ intends to continue to expand its range of color product offerings in 2005. Océ faces strong competition in the market for color products.

See also the discussions regarding recent developments under Item 4, “Restructuring”, “Outsourcing of Financial Leases”, “Digital Document Systems Business Unit” and “Wide Format Printing Systems Business Unit.”

Geographic Markets

Although the Company’s business activities are world-wide, its primary business is based in the United States, Germany, The Netherlands, the United Kingdom, France and the rest of Europe. The following table sets forth the geographic distribution of the Company’s revenues for the past three fiscal years based on its geographic regions:

	Years ended November 30,
(In millions)	2002	2003	2004	2004
	Euro	Euro	Euro	$

United States	1,298	1,046	925	1,226
Germany	371	335	333	442
The Netherlands	278	284	291	386
France	209	199	191	253
United Kingdom	238	183	180	239
Rest of Europe	554	519	534	708
Rest of the World	228	203	198	263

Total	3,176	2,769	2,652	3,517

Strategic Business Units

As a result of the restructuring described above, Océ has two strategic business units: Digital Document Systems (“DDS”) and Wide Format Printing Systems (“WFPS”). The following table shows the distribution of revenues for the past three fiscal years achieved by each of the Company’s strategic business units:

	Years ended November 30,
(In millions)	2002	2003	2004	2004
	Euro	Euro	Euro	$

Digital Document Systems	2,155	1,907	1,834	2,432
Wide Format Printing Systems	1,021	862	818	1,085

Total revenues	3,176	2,769	2,652	3,517

Digital Document Systems Business Unit

The DDS strategic business unit concentrates on document output solutions for specific market segments and printing activities that require high productivity. DDS consists of four business groups:

•	The Corporate Printing business group serves financial institutions, telecommunications companies, utility companies, government institutions, educational institutions and companies engaged in industry and trade. The focus of this business group is on integral solutions for document output management in high-production environments (print-for-use).

•	The Commercial Printing business group serves marketing services companies, digital print providers, the printing industry and reprographic businesses. This business group focuses on commercial applications (print-for-pay).

•	The Software & Professional Services business group focuses on customers in all target groups of both Corporate and Commercial Printing and Technical Document Systems. This business group concentrates on customer support and software products and project services for the implementation and use of digital solutions.

•	The Océ Business Services business group focuses on customers that use the products and services of DDS and WFPS for the outsourcing of document management processes. This business group specializes in document handling, printing and copying activities and complete document management and printing processess.

The following is a summary of each customer segment within each group, the products and services provided by each group and the primary competitors of each group with the DDS strategic business unit:

	Customer segments	Products and services	Competitors
Corporate Printing

Segments in which Océ operates:

Data centers

Central repro departments

Extensive office environments

Specifically in the sectors:

Financial institutions

Telecom and utility companies

Government and education

Trade, transport, industry and consultancy

Departmental printers, black-and-white and color.

(Very) high volume printers/copiers, black-and-white and color.

Production printers, black-and-white and color, cutsheet and continuous feed.

High speed scanners.

Financial services.

Canon IBM Kodak Konica/Minolta Ricoh Xerox

Commercial Printing	Marketing Services Digital Newspaper Network Printing industry Digital print providers Reprographic businesses (quick printers and copy shops)	(Very) high volume printers/copiers, black-and-white and color. Production printers, black-and-white and color, cutsheet and continuous feed. Financial services.	Canon IBM Kodak Konica/Minolta Ricoh Xerox

Océ Business Services	All customer segments of: Corporate Printing Commercial Printing Technical Document Systems	Taking over and carrying out (outsourcing) by Océ of document management processes for both wide and small format applications.	IKON Pitney Bowes Xerox Local suppliers

Software & Professional Services*	All customer segments of: Corporate Printing Commercial Printing Technical Document Systems Display Graphics Systems

Integrated document management systems: input and output management software, document workflow software, document archiving software.

Professional services: training, consultancy, implementation, support.

Canon Hewlett-Packard IBM PLP Digital Systems Seal Systems Xerox Zeh Software

*	The results of the business group Software & Professional Services are integrated in those of the business groups Corporate Printing, Commercial Printing, Technical Document Systems and Display Graphics Systems.

New DDS products introduced in 2004

The following table lists each new product introduced by the DDS unit in 2004, including the name of the product, the applicable business group and the customer segment that the product is intended to serve:

Product	Business group	Application
Océ VarioStream 9210 and 9220	Corporate and Commercial Printing	Very high volume continuous feed printer family, based on a completely new, innovative technology: “Color-on-Demand”. Océ offers users a development route to move from black-and-white printing via Océ CustomTone to full color. These machines set a new standard for very high volume printing.

Océ VarioStream 7000 MICR and CustomTone	Corporate and Commercial Printing	New applications for the Océ VarioStream 7000 family that were launched in 2003. New applications include a large increase in the number of application speeds for use in MICR (Magnetic Ink Character Recognition) – i.e., for the automated processing of checks and bank statements.

Océ VarioPrint 5115 and 5160 document printing and convergence models	Corporate and Commercial Printing	New models of the Océ VarioPrint 5000 series that were introduced in 2003 for document environments. New models feature scanning and copying functionality and advanced finishing options such as stapling of brochures and high-capacity storage of finished documents.

Océ VarioPrint 2110	Corporate and Commercial Printing	Highly advanced multifunctional printer/copier/scanner for high-production mid-volume applications.

Océ VarioPrint 3070	Corporate and Commercial Printing	Production printer for transaction and document printing, especially in office environments.

Océ CPS900	Corporate and Commercial Printing	Full color production printer for reprographic departments and commercial environments.

Océ CPS800	Corporate and Commercial Printing	High production full color copier/printer for reprographic departments and commercial environments.

Océ CS230	Corporate and Commercial Printing	Mid-volume color printer/copier.

Océ CS180	Corporate and Commercial Printing	Mid-volume color printer/copier.

Océ PRISMAweb	Software & Professional Services	Advanced e-business solution, allowing orders to be placed and fully processed automatically via the Internet.

Océ Document Designer	Software & Professional Services	Variable document processing software for data centers and direct mail applications.

Océ PRISMA-satellite	Software & Professional Services	Print output management software. Includes new functions that offer more possibilities for cost-effective print management in office environments.

Océ PRISMA-production new releases	Software & Professional Services	Output management system with maximum productivity and flexibility benefits.

Océ PRISMA software bundles	Software & Professional Services	Comprise all functions that are needed for the following customer environments: PRISMA for Office; PRISMA for Printrooms; PRISMA for Printshops; PRISMA for Printing-on-Demand; PRISMA for Mailers; PRISMA for Enterprise Resource Planning (ERP); PRISMA for Transaction.

Corporate Printing Business Group

Market position. The Corporate Printing business group focuses on print solutions for customers in high-production environments where it offers integral solutions for document output management. This relates, for example, to electronic data processing, environments in big companies, where large numbers of transaction documents are printed electronically, and to central reprographic environments with very high volumes of document production. In addition, Océ offers a series of office applications for use at both the central and departmental levels of large companies. Océ’s distinctive feature in this market is that it offers innovative products and services that allow organizations to manage their documents efficiently and effectively.

Corporate Printing concentrates on three vertical market segments:

•	finance, telecommunication and utility companies;

•	public services (such as government, health care and education); and

•	trade and industry (such as manufacturing companies, retail and wholesale trade, transport, logistics and consultancy).

For customers in these segments the primary focus is on improving the effectiveness of documents and the information they contain and on achieving maximum efficiency and cost control.

An option that is increasingly in demand is the use of color. Océ has a number of products available for such applications. For the mid-volume segment, the Company offers the Océ CPS800 printer/copier and the Océ CPS900 full color printer, both of which were introduced during 2004. The machines in the Océ VarioStream family for the high and very high volume segments can print not only in black but also in any desired spot color or house style color.

The new Océ VarioStream 9000 family, which was expanded by the launch of the Océ 9210 and the Océ 9220 in early 2004, has again positioned Océ as the leading innovator in high volume printing. The current machines can print in duplex mode in black-and-white and with spot color. The underlying technology forms the basis for a range of full color printers that are expected to be introduced in the future.

In office and printroom environments customers are increasingly realizing the importance of company-wide management of their machine establishment and their document production. Océ’s offerings in this area relate to services for analysis, implementation and management. These services enable the use of installed equipment to be optimized and can also bring about a reduction in the related costs.

In printroom environments, convergence — or the possibility of processing various document flows via one printer — is essential. Océ has set the standard for intelligent software which can efficiently handle the entire document management process, primarily controlled from one single location.

Developments in 2004. During 2004, Océ boosted the competitive strength of its product portfolio in all environments: in the data-processing center, the printroom and the advanced office. Océ supplies complete solutions, consisting of hardware, software and services under the names “Professional Office”, “Professional Printroom” and “Professional Transaction” programs, respectively.

The focus on specific market segments has led to the introduction of products that offer an optimum combination of innovative printing systems, output management software and professional services. During the Océ Open House held in February 2004 in Poing, Germany, a series of groundbreaking products were on display. Special attention was also devoted to the added value of color offered by the Océ CPS900 and the Océ VarioStream 9000 family.

In the corporate environment, the digitization of documents continued to advance. There was a further decrease in analog copying during 2004. Document processes in the office and in document production and transaction printing are being integrated more and more. Printing is replacing copying. Though paper continues to be important, it is increasingly becoming an intermediate working medium. The layout and the use of color are growing in importance because they make the information that is presented easier to retain. The distribution and archiving of documents will, however, take place more and more in digital form. The introduction of the Océ PRISMA-satellite 1.2 allows Océ’s corporate clients to manage office documents, while at the same time increasing the printing efficiency and reducing the costs for the customer.

To meet the growing demand for color, Océ has launched a complete series of color printers for the office and the printroom. For the mid-volume and for the high volume and very high volume segments, Océ has expanded its product range considerably by adding a series of new and upgraded printers, both for cut sheet and for continuous feed. The series of cut sheet printers was completed with the introduction of the production printer, the Océ VarioPrint 2110. In the high and very high volumes, Océ confirmed its position as a supplier of leading-edge technology with the launch of the Océ VarioStream 9210, a new continuous feed printer. The Océ VarioStream 7000 family was also completed during 2004. In this way, Océ continues to offer its customers a complete range of products.

Trends. Growth in the corporate environment is taking place specifically in high-production color and high volume black-and-white print solutions. Printing speeds are continually being increased and printers that can also print in color are replacing mid-volume black-and-white printers and thus providing the means for greater use of color in office applications. Many customers are focused on controlling the costs involved in the processing of documents. This gives rise to the need to replace a large number of decentralized printers with a much smaller number of high-production systems that operate at departmental or central level, because these systems facilitate substantially lower printing costs. Outsourcing is also a solution that is being chosen more often.

Strategy. Océ’s strategy for corporate printing is aimed at achieving and strengthening a top position in all high-production printing segments. With this goal in mind, Océ offers a complete range of state-of-the-art printing systems, for both black-and-white and color. In addition, Océ can supply excellent output management software in the form of PRISMA production and PRISMAsatellite which are able to efficiently control both Océ equipment and third-party machines. To complete its portfolio, Océ has opted for strategic cooperation with partners. In all important markets, Océ is working to continually strengthen its distribution systems, notably in the United States and the United Kingdom.

In the market for continuous feed printing systems, Océ is consolidating its leading position by further strengthening its distribution systems and innovation efforts. The introduction of the Océ VarioStream 9000 family has again demonstrated that Océ is the leading innovator in this segment. In response to the increasing customer demand for complete solutions, and the resultant increase in complexity, Océ is investing in its operational organization and in sales and consultancy services. Océ also offers an extensive range of services via the Océ Business Services and Software & Professional Services business groups.

Commercial Printing Business Group

Market position. The Commercial Printing business group serves customers that use the equipment commercially as a production asset to generate income.

Within businesses that concentrate on the production of direct mail (marketing services), Océ holds a leading position world-wide with its high and very high volume printers. In this market, Océ also holds a strong position among digital print providers. The Company has recently extended its activities into segments of the printing industry market, especially for time-critical production runs, limited print-runs and personalized mailings or frequently updated instruction manuals. This segment is expected to show strong growth in the future.

Océ has a strong position in the production of books and newspapers with a limited print-run. Although digital printing is provisionally being used on a limited scale in the printing world, significant growth potential exists together with offset printing, which continues to be the appropriate technique for large print-runs.

Developments in 2004. As in 2003, customers’ unwillingness to invest made itself felt in 2004 in the commercial printing market, particularly in this market’s most important segment: marketing services. The decline in advertising expenditure also impacted on direct-mail activities. Market conditions were marginally better than in 2003.

In the printing market, the role of digital printing is steadily expanding, despite being slowed by economic developments. The number of machine placements remained at almost the same level as in 2003. Nonetheless, Océ is gaining additional ground in this market, primarily as a result of improved and expanded product offerings. This was demonstrated by the introduction of the Océ VarioStream 9000 family. Opening up this market also entails the development of new competencies in Océ’s sales organizations.

The printing of daily newspapers in limited print-runs (Digital Newspaper Network) attracted much attention during 2004, notably because of the activities during the Summer Olympic Games in Athens, where major dailies from numerous countries were able to supply their national delegations with newspapers printed on Océ machines for that day. This activity demonstrates the special applications that this equipment has to offer for a specific part of the printing market.

Both by expanding its range and by means of its vertical market approach, Océ has been able to gain ground in the commercial printing segments. In these highly demanding market segments, reliability and productivity are of the utmost importance and Océ’s machines have performed well in these criteria. In addition, Océ has translated its lengthy experience in complex printing processes into the development of software that can steer the entire process flexibly and problem-free, even where the system also incorporates non-Océ equipment.

Trends. The strong growth in the commercial digital printing segment is being driven on the one hand by the outsourcing of printed matter in the corporate environment to commercial printers and, on the other hand, by the migration to digital printing of printed matter that was traditionally produced on offset presses. This migration has become possible because of decreasing costs, increasing quality and productivity of digital printers and the availability of workflow solutions tailored to the needs of the commercial segment. The shift towards digital printing is being boosted by the increasing demand for small print-runs and personalized documents for which digital printing is more suitable than offset printing. The biggest potential growth in color printing is to be found in the very high production segments (contract printers, book printing and direct mailers). In absolute terms, the market share of color is still small due to what is still a relatively high “total cost of ownership”.

Strategy. Océ’s objective is to achieve a further strengthening of the top position that the Company now holds for continuous feed solutions in the very high production segment of digital printing. The Océ VarioStream 9210 and the Océ VarioStream 9220, which were introduced in 2004, represent the benchmark for this part of the market in terms of technology and innovation, partly due to the fact that they can be further developed in phases to become highly productive full color systems.

In the printing industry market, one of the growth markets for digital printing, Océ’s goal is to achieve a prominent position by launching new technologies. Here, too, a key role will be played by the Océ VarioStream 9000 family plus the advanced cut sheet color printer, the Océ CPS900. Océ’s printing industry sales and sales support organization is also being strengthened to ensure that it has the know-how and expertise needed to meet the specific requirements, business processes and projected developments within this sector.

Océ’s goal is to become a major supplier of products to print shop and copy shop chains. The new mid-volume and high volume printing systems, such as the Océ VarioPrint 2110 and the full color Océ CPS800 and Océ CPS900, are ideally suited for such applications. A crucial aspect of Océ’s strategy in this market is Océ’s ability to offer hardware and software bundled together in one package.

Software & Professional Services Business Group

Market position. The Software & Professional Services business group brings together all of Océ’s expertise in the area of output and document management. The group is a center of expertise and comprises Océ specialists who, working closely together with the customer’s specialists, analyze the customer’s print output and document processes and formulate proposals for improvements. The systems, consisting of hardware and software, are designed and implemented by Océ’s specialists and consultants. Océ structures these activities by applying its own working method, the Océ Solution Delivery Process. Over the years, Océ has also built up in-depth experience of processes, systems and software solutions specifically geared to the needs of each customer sector.

In all markets in which Océ operates, paper flows and digital document flows have become increasingly more integrated and more complex. These document processes and workflows need to be managed and controlled. Since the introduction of its first digital printers, Océ has been developing software for the management of printing processes and printing systems.

Océ’s customers are seeking ways to add greater value to their documents and, at the same time, to reduce the costs of document production in their businesses. As part of its Professional Office Program, Océ supplies software and services that enable printing and document flows in businesses to be analyzed. On the basis of the information from these analyses, new printing configurations are proposed in combination with intelligent software which channels each print job to the equipment that is most suitable and most cost-effective for processing that job. In environments where high and very high volumes are printed, Océ is able to ensure not only the highest degree of efficiency but also to add extra functionality to transaction documents. In this way, for example, bank statements or gas or electricity invoices can be given added value as marketing tools. These programs and others like them have been developed in recent years in close cooperation with Océ’s customers.

The entire range of DDS output management programs and applications is available under the Océ PRISMA brand name.

Océ harnesses its know-how and expertise to offer businesses and customers solutions in the form of configurations consisting of Océ equipment and software, third-party machines and complete implementation services. The Software & Professional Services business group advises its customers on the restructuring and improvement of their document management processes. The Software & Professional Services business group also provides support in cases where customers outsource their entire document and printing processes to the Océ Business Services business group.

Developments in 2004. The Software & Professional Services business group has introduced software bundles that are focused on the specific needs of major customer groups. For corporate customers, four bundles have been developed: PRISMA for Office, PRISMA for Printrooms, PRISMA for ERP (Enterprise Resource Planning) and PRISMA for Transaction. For the commercial market, three bundles have been developed: PRISMA for Printshops, PRISMA for Printing-on-Demand and PRISMA for Mailers.

Each PRISMA bundle amalgamates the most important applications and output management system functions for a specific customer segment within a single, compact and complete combination of programs. The bundles improve the customer’s working processes and efficiency and this specifically tailored bundling of software simplifies its implementation process. Various research institutes have already ranked PRISMA software as being among the best software that is available within the industry.

Trends. Our customers need to effectively manage the growing volume of information and documents. Due to the rapid advance of digitization, the enormous quantity of paper documents is being supplemented by significant amounts of digital information. Not only the management but also the processing of this information is becoming more complex, as it is supplied simultaneously on paper, by fax, by e-mail or in the form of a PDF file.

Customers are increasingly asking for complete solutions or one single package from one single supplier. The Software & Professional Services business group meets these needs in two ways. On the one hand, the PRISMA products package is being further developed through the seamless integration of partner products and, on the other, Océ can draw on an extensive team of its own system consultants, engineers and project managers. These professionals are primarily active in the countries where Océ has its own sales establishments and they are supported in this work by specialized teams. Their task is to design, integrate and implement complex systems which contain both Océ products and third-party equipment.

Strategy. Océ intends to achieve a substantial strengthening of its position in the market for output management systems by broadening and extending the range, and by offering combinations, of hardware, software and services that are targeted at specific user environments. With its Océ PRISMA output management software, the Company is one of the most important players in the market. Océ continues to concentrate on the integration of partner systems to supplement the range of its product offerings with an emphasis on job preparation and transmission to the production locations.

During 2004, Océ further extended the PRISMA family by adding partner products such as Océ PRISMAweb. This product enables corporate and commercial customers to implement web-based ordering and print job management.

In addition Océ, together with its business partners, intends to steadily expand its output management systems into complete document management solutions in which reliability, productivity, durability, ease of use and a low total cost of ownership will play central roles.

Océ Business Services Business Group

Market position. The Océ Business Services business group operates in a distinct growth market for the outsourcing of document management processes and print management activities. Its customers are medium-sized and large companies that want to concentrate on their core activities and wish to have other activities handled by the best provider of such services on the market. The activities comprise all print room processes, the operation and maintenance of complete copier/printer systems, fleet management, electronic and physical archives management, scanning and mailroom activities. Over the past ten years, Océ has grown to become one of the leading companies in this field both in the United States and in Europe.

Because of its position at the center of its customers’ document processes, Océ is a business partner that can offer world-class expertise, not only for the operational side of the processes but also for integrated document management. During the entire contract period with a customer, possible improvements are continuously investigated, proposed and introduced. Océ acts on the one hand as a consultant which implements best practices and on the other as a supplier of hardware and media. Working methods and results are based on service level agreements that are in line with the customer’s wishes and the specific situation. In this way, the quality, effectiveness and productivity of the document management process are improved, while keeping the costs for the customer at the same level or even reducing them further.

Developments in 2004. The activities of the Business Services business group were expanded during 2004, despite what was generally a slower growth-rate for the outsourcing market. Economic conditions are one of the causes of that slowdown. In addition, a decrease in revenues from existing contracts slowed revenue growth during 2004. Océ continues to focus on the profitability of current contracts by virtue of cost controls and by introducing new types of services that generate higher added value. As in the past, Océ Business Services regards its current activities in print rooms and mail rooms as cornerstones but also as launch-pads that will lead to more complex assignments.

Trends. The outsourcing market is still growing, despite negative economic influences, particularly because of an increasingly wider range in the activities that are being outsourced. There is a noticeable difference between the United States and the United Kingdom compared to the rest of Europe. In the United States, the character of the market is changing now that more and more new suppliers are providing services that cross the traditional borders between specialized working areas. Because the existing suppliers are also expanding their package of services, a substantial overlap is being created, leading to fiercer competition. In Europe, where outsourcing is still a relatively recent development, expansion towards more complex activities linked to the management of complete information flows can be accomplished more quickly.

Strategy. Océ is concentrating on boosting the profitability of its Business Services business group. In the future, this will be continued and intensified by improving the contract management processes and by realizing synergies with other parts of Océ’s business. In close cooperation with the Software & Professional Services business group, Océ Business Services is developing a series of advanced solutions for the management of complex information flows. The focus will continue to be on the processes in which printing plays an important role. Océ concentrates primarily on the development of those activities which, on the basis of its know-how and expertise and the availability of excellent equipment, will generate maximum added value. This implies a shift of emphasis away from mailroom and print room services and towards the more complex management of the physical and electronic document flows within businesses.

Wide Format Printing Systems Business Unit

The Wide Format Printing Systems business unit (“WFPS”) consists of the following three business groups:

•	The Technical Document Systems business group serves customers such as construction and industrial companies, architectural and engineering offices, utility and telecom companies and the government as well as reprographic businesses and digital print providers. This business group focuses on technical applications (print-for-use) and commercial applications (print-for-pay).

•	The Display Graphics Systems business group serves customers in the area of the graphic art industry and advertising agencies and focuses on indoor and outdoor advertising and other forms of graphic communication.

•	The Imaging Supplies business group primarily specializes in the supply of print media for all customer categories.

The following is a summary of each customer segment within each group, the products and services provided by each group and the primary competitors of each group with the WFPS strategic business unit:

	Customer segments	Products and services	Competitors
Technical Document Systems	Print-for-use Construction companies, architectural and engineering offices Industrial companies Utility companies Telecom businesses Government Print-for-pay Repro businesses Copy shops	Wide format production printers, black-and-white and color. Wide format scanners. Print Management Software. Financial services.	Fuji-Xerox Hewlett-Packard KIP Ricoh Xerox

Display Graphics Systems

Print-for-use

Corporate and retail in-house

printing

Printing works

Advertising and design agencies

Print-for-pay

Digital print providers

Reprographic businesses

Photo processing laboratories

Silk screen printers

		Wide format production printers (roll-to-roll and flatbed) for indoor and outdoor applications. Print workflow software. Financial services.	Epson Hewlett-Packard Kodak Mimaki Mutoh Nur Scitex Vutek

Imaging Supplies	All customer segments of: Technical Document Systems Display Graphics Systems Corporate Printing Commercial Printing Océ Business Services	Wide format media. Specialized display graphics media and inks. Print media.	3M Hewlett-Packard Intelicoat Neusiedler Paperlinx Sihl

New WFPS Products in 2004

The following table lists each new product introduced by the WFPS unit in 2004, including the name of the product, the applicable business group and the customer segment that the product is intended to serve:

Product	Business group	Application
Océ TDS300	Technical Document Systems	Highly productive wide format printer/copier for decentralized departments in industrial environments.

Océ CS40xx scanners	Technical Document Systems	A new line of stand-alone scanners which enable optimum digitization of originals (black-and-white and/or color). The accompanying software offers the possibility for immediate printing.

Océ Account Center	Technical Document Systems	New software version for automatically generating account information that can be printed, copied and scanned on Océ TDS and TCS systems.

Océ Power Logic Controller	Technical Document Systems	New software version for improved control over and variation in document production processes, also via the Internet.

Océ Print Exec Workgroup	Technical Document Systems	New software version that controls and manages the printing process from the selection of the offerings from Internet sites through to the production of physical documents in architectural, development and production environments.

Océ Repro Desk Server 1.6	Technical Document Systems and Commercial Printing	Software, accessible via the Internet, which enables location-independent digital print jobs to be transmitted via central servers to various print shops.

Océ Plan Center 1.6	Technical Document Systems and Commercial Printing	Software package which is accessible for customers via the Internet and which allows digital print assignments to be supplied to various print shops via central servers.

Océ Arizona 600	Display Graphics Systems	Wide format, high volume color printer for durable, weather-resistant advertisements.

Océ CS6060	Display Graphics Systems	Wide format, mid-volume color printer for durable, weather-resistant advertisements.

Océ Arizona T220UV	Display Graphics Systems	Wide format, mid-volume color printer for durable, weather-resistant advertisements using environmentally friendly UV inks. Processes flexible and board materials up to 5 centimetres thick for advertising signs, exhibition materials and signposting.

Technical Document Systems Business Group

Market position. Océ’s Technical Document Systems (TDS) business group supplies wide format printers and software for use in the scanning, copying, printing, distributing and archiving of technical documents. Users are to be found in construction companies, in industry, in architectural and engineering offices, in utility and telecommunications businesses, in the transport sector and in government, as well as in the professional print-for-pay environments of reprographic businesses. Océ has a strong, leading position that it has also succeeded in maintaining in the face of today’s difficult economic conditions and growing competitive pressure, mainly thanks to the quality, productivity and user friendliness of its systems.

Océ has always played a pioneering role in the process of digitization. Throughout its history, Océ has introduced innovations that now form part of everyday processes, such as the scanning of drawings for archiving purposes, electronic distribution and decentralized printing at a location close to the user. At an early stage, Océ also introduced such innovations as advanced software for the allocation and management of printing costs and for the supply of print assignments to specialized reprographic businesses via the Internet.

Océ has a unique reputation world-wide as a supplier of innovative solutions, quality and ease of use and a high level of service. Océ’s systems stand out because of their high productivity, both during printing and copying and in pre-processing and finishing. Traditionally, the main thrust of the commercial activities of the Technical Documents Systems business group has been in Europe and the United States, but in recent years Océ has also shown strong growth in the Asian region. In Japan, Océ has been successfully active in the wide format sector for some years. This relates to an extensive market in which there is strong competition. Océ concentrates on market segments in which the Company can excel and it has adapted its most important hardware and software to the language and specific requirements of Japanese users. Major contracts with car manufacturers highlight the sound market position that Océ has acquired in the home market of its biggest competitors.

In China, Océ has its own sales organization and the Company also operates there in conjunction with a number of distributors. In this buoyant market with its unprecedented level of construction activity and growing industrial production, there is a great need for technical documents. Though the transition to digitization is now under way, the emphasis in China is still on smaller volumes.

Developments in 2004. In the black-and-white segment, an aggressive marketing approach led to an increase in autonomous revenues from printing systems. Despite an increase in the print volume, revenues from services remained unchanged, particularly because of exchange rate effects.

Océ generally succeeded in maintaining the number of black-and-white printers sold in all volume segments at the same level as in 2003. This is the result of various innovations aimed at a further increase in productivity and in convenience of use. For example, the introduction at the end of 2003 of the Océ Power Logic Controller in the TDS series was well received in the market. The same also applied to the new versions of Océ’s print management software which were developed in the Company’s R&D centers in the United States and France.

In the low volume segment, Océ introduced the Océ TDS300 at the beginning of 2004. The Océ TDS300 makes it easier for smaller companies in particular to take the step from analog to digital. With this machine and with the Océ TDS400 and the analog Océ 7050, Océ now has optimum coverage of the low volume segment.

The number of systems sold in the Océ TDS800 series, the most productive machine in the high volume segment, in 2004 remained practically the same as in 2003. Specialized reprographic businesses in particular used this machine to replace its successful precursor, the Océ 9800, and to profit from the latest technology and increased functionality and productivity of this new machine. Within the industry, by contrast, more and more print volume is being distributed to smaller printers such as the Océ TDS600 and the Océ TDS400.

In the color segment, the Océ TCS400, both the printer and the printer/copier variant, has already built a clear market position, especially in Europe. Océ has succeeded in becoming the first supplier to incorporate the proven black-and-white productivity concept into a color system as well. As its usage expands further, this machine is expected to make an important contribution to recurring revenues in the near future. Although many users of wide format printers are currently still utilizing black-and-white printing because of the combination of lower costs and high productivity, it is anticipated that color will serve as a catalyst for future growth.

In 2004, Océ was again recognized as the supplier with the most complete and best wide format offerings, as regards both hardware and software and both in black-and-white and in color. The authoritative American Test Institute BERTL praised the quality and reliability of the TDS series and the Océ TCS400 and pointed to the high standard of Océ’s service and the high level of customer satisfaction.

Trends. In general, the TDS market will only show very modest further growth in the years ahead. Moreover, the growing exchange and archiving of electronic information will in many cases lead to more decentralized printing, which means that the emphasis will shift from big to smaller machines. The black-and-white printing volume in specialized reprographic businesses is expected to increase further, so that replacement investments will be needed in that sector. The ongoing advance of digitization is leading to a decline in the volume of analog printing. In smaller organizations, however, the need for analog systems will for the time being continue to exist. The shift from black-and-white to color is continuing unabated, both for printing, scanning and copying. Many organizations use combinations of color and black-and-white systems.

Strategy. Despite limited market growth potential, Océ aims to grow its Technical Document Systems business group further by means of product innovation and greater distribution strength. This will allow Océ to further expand its already strong position in this market segment in Europe and the United States and to continue its expansion in Japan and China and in various emerging markets.

Marketing programs for TDS focusing on customer satisfaction and on expanding the range of products in combination with further intensive training of the sales and service organizations are expected to result in an increase in market share.

Océ is continuing, as before, to invest in printers and scanners and in the software required to ensure their best possible operation. A series of new systems and system and software options are scheduled for release in 2005. They include new print management software versions for specialized reprographic businesses and for organizations that produce wide format prints in-house.

Display Graphics Systems Business Group

Market position. Driven by the increasing dynamism in the advertising market, the Display Graphics Systems (DGS) business group focuses on the flexible and fast digital printing of posters, banners, billboards and numerous other wide format graphics products. In this market, digital technologies were introduced only a comparatively short time ago as a replacement for highly developed techniques such as silkscreen printing, photographic printing, offset and traditional lettering. Since the value of digital products is becoming increasingly apparent, this market is expected to grow quickly. In Europe and the United States, Océ is offering a range of advanced printers. In Japan, Océ successfully started its display graphics business during 2004. In addition, through Onyx Graphics, Océ holds a leading position worldwide for the software-based control of display graphics printing systems.

Developments in 2004. On an organic basis revenues of the DGS business group increased slightly during the year. The main cause is the slow recovery of the advertising market, which was badly hit by stagnation. The introduction of new products has strengthened the range offered by DGS, but these additions only contributed to the result in the second half of the year. Meanwhile, Océ is concentrating on a further optimization of the portfolio with the emphasis on offering complete applications in the form of a combination of hardware, media, inks and expertise. In 2004, Onyx Graphics continued its excellent results.

Trends. The growth of the display graphics market as a whole is dependent on the development of advertising expenditures. Within the market, the growth of the digital segment is comparatively stronger, as digitization is increasingly giving rise to more productive, flexible and cost-effective production methods. Even though the market is beginning to grow slightly again, the willingness of customers to invest in completely new digital production equipment is still low. The market is also highly fragmented both on the customer side and on the hardware manufacturers’ side. Therefore, further consolidation seems likely.

Strategy. Océ has established a strong position in display graphics in recent years. DGS is focusing on expanding this position further. The worldwide sales and service organizations are expected to make a strong contribution to these efforts. Offerings to customers include a well-balanced package of hardware and software products featuring the right ink-media combinations for specific applications.

The DGS business group targets those segments in which the highest rate of growth is expected, notably in the mid-volume segment and in the area of flatbed printers. Product offerings will also be supplemented by adding strong partner products.

Synergy with the TDS group’s activities will be optimally utilized, especially in the areas of sales and service organization and in technology.

Imaging Supplies Business Group

Market position. Media for printers and copying machines form an essential part of Océ’s overall product offerings. This close linkage dates back to the period when images were formed using chemicals. Since that time, however, Océ’s R&D has continuously concentrated on achieving the best possible interaction between hardware and media. That same expertise also forms the basis for a wide range of specialized media, for example for CAD and display graphics applications on Océ’s products and on machines from third-party suppliers. The Imaging Supplies business group is active in the entire field of wide format and smaller formats (A3 and A4), both in plain paper and in specialized papers and films. From their initial launch, Océ’s offerings of small format color printers (the Océ CPS700, 800 and 900) were complemented by a full range of specialized materials. As a supplier of white bulk paper, Océ also holds a relatively strong position in Europe. In the United States, the business group is the market leader in the black-and-white wide format sector, which includes CAD materials, while it is also strongly positioned in the wide format color market and in the market for display graphics. Both in Europe and in the United States, the Image Supplies business group is a leading performer in the areas of logistics and sales support.

Developments in 2004. During 2004, the sluggish recovery of the economy and another fall in paper prices on the world market were factors that affected the revenues of this business group. Against this background, the Imaging Supplies business group performed well, principally because of the investments that were made in recent years and the continued strengthening of logistics systems. Despite lower revenues, the profitability of Océ’s activities in this market segment was not impaired.

Though the volume of wide format plain paper and CAD materials showed a worldwide decline, Océ grew its paper sales in terms of square metres. This growth in market share is largely attributable to higher sales of materials for use on Océ’s own population of machines. Pro-active promotion of machine sales and pro-active sales support efforts helped to contribute to this. The quality of the materials and the logistic performances also caused a number of major trade partners in Europe and the United States to include Océ materials in their range under their own name.

In the display graphics segment, the expansion of the range resulted in a direct growth in revenues, with double-digit growth in Europe. Supply coverage for both Océ machines and third-party equipment increased substantially. The range of media and inks (also oil-based and solvent-based) is now one of the most complete in the industry.

In the A4 segment, the volumes in white bulk grew marginally in 2004 as compared to the previous year. The range of media for the Océ CPS700 also proved to be a particular success. For the new Océ CPS900, a line of Machine Coated (MC) paper is being developed in close cooperation with R&D and paper mills. The Océ CPS900 is specifically targeted at the printing industry, where this machine is expected to find widespread use in the printing of brochures in smaller print-runs.

In the United States, there has been a further expansion of the activities in the area of small format specialities (including inkjet photo paper and overhead sheets) that are produced by the company’s own Arkwright plant.

Trends. The market for imaging supplies is competitive and fragmented. In view of the current difficult economic conditions, this will inevitably lead to consolidation, while the parties that are left will be forced to optimize their logistics process even further. The growth of the market will be stimulated by the ongoing process of digitization, which is steadily gaining more ground on the traditional printing techniques. Technological know-how and expertise in the area of sourcing are vital elements to ensure a good performance in this environment. Océ possesses both of these.

Strategy. The strategy of the Imaging Supplies business group is primarily focused on maintaining its prominent position as a supplier of high-quality, specialized media for wide format printers in the TDS and the DGS segments. In addition, the business group seeks to provide maximum support to the DGS activities by offering a complete and competitive range of small format media. Thanks to its extensive range of imaging supplies, Océ is able to enhance the value of its integrated solutions for its customers.

Sales and Services

Océ has a strong direct sales and service organization, which provides critical input in the Company’s research and development activities and in its overall success. The Company markets and sells its products primarily through its direct sales force of approximately 4,200 employees, sells its maintenance services through approximately 4,000 of its employees and provides business services through approximately 6,700 of its employees. As a result, the Company has access to a constant flow of up-to date market and customer feedback and information, which allows the Company to anticipate and respond quickly to changing market needs.

The Company sells certain of its SBU-DDS products (such as plotter systems and fanfold laser printers) through independent distributors and original equipment manufacturers (“OEMs”) in regions or with respect to specific market segments, in particular where the Company does not have its own sales force. Approximately 5%, 5% and 6% of its revenues in 2004, 2003 and 2002, respectively, were generated using independent distributors and OEMs.

Competition

The Company’s business competes (in whole or in part) with a number of companies with significant financial resources and world-wide operations. The Company’s primary competitors in each strategic business unit are set forth on pages 15 and 21. In addition, new competitors are entering part of the markets that the Company serves as the markets rapidly evolve. The Company’s success in the future will depend, in part, on its ability to put distinctive systems on the market and to compete successfully in its current geographic and product markets and to expand into additional geographic and product markets. The Company believes that its direct sales and service force gives it a competitive advantage because it is able to communicate on an ongoing basis directly with its customers to learn quickly about the changing demands of the market.

Research and Development

Technology plays a key role in the continuing success of the Company and its ability to respond to ever changing demands in the market. The success of Océ’s products and services is attributable to the Company’s ability to develop and market machines, software and services of a high quality and respond to its customers’ needs. To meet these needs, Océ largely develops its technology and products internally at its research and development offices located in The Netherlands, Germany, Belgium, France, Canada and the United States. Accordingly, Océ has historically devoted a significant portion of its revenues to research and development. Almost 9% of the Company’s employees work in R&D. See Item 5, “Operating and Financial Review and Prospects” for a further discussion of the Company’s research and development policies and details regarding the Company’s historical expenditures on research and development.

Intellectual Property

As noted above, the Company’s technology is critical to its success. The Company relies on a combination of patents, copyrights, trade secrets and other measures to protect its proprietary technology. At November 30, 2004, Océ held 5,873 patents and patent applications pending throughout the world. The Company considers its patent position to be important to protect its technology and proprietary information and its ability to conduct its business. The Company also believes that its trademark “Océ”, which is registered in most areas of the world, is essential to its business. In addition, the Company requires any third party that may have access to its proprietary information to enter into arrangements to protect its technology.

Manufacturing, Logistics and Suppliers

The Company manufactures its strategic parts internally (such as process drums, black-and-white and color toners, organic photoconductors and silicone materials). In combination with the machines in which they are included, these strategic parts create unique properties that distinguish the Company’s products from its competitors.

Most of the Company’s non-strategic parts are manufactured by external suppliers in the form of sub-assemblies and modules. The Company then manufacturers and assembles the finished products internally. In order to ensure that the components and sub-assemblies meet Océ’s specifications, Océ generally involves its third party suppliers early in the development of a product.

During 2004, the Company’s principal manufacturing facilities were in Venlo, The Netherlands and Poing, Germany. In 2004, however, the Company began implementation of its previously-announced plans to relocate part of its manufacturing and assembly activities from The Netherlands to Central Europe and the Far East. The manufacturing activities which are being relocated to Central Europe or the Far East relate only to non-strategic parts and components to be produced by third parties, most of which will be shipped to the Company’s facilities to be included in the final assembly of machines. The Company also intends to outsource the final assembly of some of its machines to third parties in Central Europe or the Far East. The Company will continue to manufacture all of its strategic parts and to assemble its more complicated machines internally.

Management believes that its external suppliers are capable to meet its current and future near and mid-term requirements, and the Company has not experienced any meaningful increases in the prices of these materials nor difficulty in obtaining these materials from its external suppliers.

Seasonality

The Company has historically experienced that sales during the third quarter decrease due to the holiday season in Europe and increase in the fourth quarter.

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

C. Organizational Structure

The Company is a holding company that conducts its operations through a variety of subsidiaries. The following is a list of Océ’s principal subsidiaries which sets forth each subsidiary’s name, principal location and country of incorporation. Océ owns 100% of the equity (and holds 100% of the voting power) of each subsidiary listed except for Océ Japan Corporation of which Océ owns 95% of the equity (and holds 95% of the voting power) since February 2005.

Europe
Océ-Belgium N.V./S.A.	Brussels	Belgium
Océ Software Laboratories Namur S.A.	Namur	Belgium
Océ Nordic Holdings ApS	Copenhagen	Denmark
Océ-Danmark a/s	Copenhagen	Denmark
Océ Holding Deutschland Verwaltungsgesellschaft m.b.H.	Mülheim/Ruhr	Germany
Océ-Deutschland G.m.b.H.	Mülheim/Ruhr	Germany
Océ Printing Systems G.m.b.H.	Poing	Germany
Océ Document Technologies G.m.b.H.	Konstanz	Germany
Océ-Finland Oy	Helsinki	Finland
Océ-France S.A.	Noisy-le-Grand	France
Océ Print Logic Technologies S.A.	Créteil	France
Océ-Hungária Kft.	Budapest	Hungary
Océ-Ireland Ltd.	Dublin	Ireland
Océ-Italia S.p.A.	Milan	Italy
Océ-Technologies B.V.	Venlo	The Netherlands

Océ-Nederland B.V.	‘s-Hertogenbosch	The Netherlands
Arkwright Europe B.V.	Venlo	The Netherlands
Océ General Partnership	Venlo	The Netherlands
Océ-America, Inc.	Venlo	The Netherlands
Océ-Norge A.S.	Oslo	Norway
Océ-Österreich Ges.m.b.H.	Vienna	Austria
Océ-Poland Limited, Sp. Z o.o.	Warsaw	Poland
Océ-Portugal Equipamentos Gráficos S.A.	Lisbon	Portugal
Océ-Iberia Holding Valores, S.L.	Barcelona	Spain
Océ-España S.A.	Barcelona	Spain
Océ-Czech republika s.r.o.	Prague	Czech Republic
Océ (UK) Limited	Brentwood	United Kingdom
Océ Svenska AB	Stockholm	Sweden
Océ (Schweiz) A.G.	Glattbrugg	Switzerland

North America
Océ-USA Holding, Inc.	Chicago, Illinois	USA
Océ North America, Inc.	Chicago, Illinois	USA
Arkwright, Inc.	Fiskeville, Rhode Island	USA
Océ Business Services, Inc.	New York, New York	USA
Océ Groupware Technology, Inc.	Cleveland, Ohio	USA
Océ Display Graphics Systems, Inc.	San Jose, California	USA
Océ Reprographic Technologies, Inc.	Phoenix, Arizona	USA
Océ-Canada, Inc.	Toronto	Canada
Océ-Mexico S.A. de C.V.	Mexico City	Mexico

Asia/Pacific
Océ-Australia Ltd.	Scoresby	Australia
Océ Office Equipment (Beijing) Co., Ltd.	Beijing	China
Océ Office Equipment (Shanghai) Co., Ltd.	Shanghai	China
Océ (Hong Kong China) Ltd.	Hong Kong	Hong Kong
Océ-Japan Corporation	Tokyo	Japan
Océ Malaysia Sdn. Bhd.	Petaling Jaya	Malaysia
Océ (Singapore) Pte. Ltd.	Singapore	Singapore
Océ (Thailand) Ltd.	Bangkok	Thailand

Other countries
Océ-Brasil Comércio e Indústria Ltda.	São Paulo	Brasil

Direct Export/Emerging Market
Océ Direct Export/Emerging Markets	Venlo	The Netherlands

Financing companies
Océ-Australia Finance Pty. Ltd.	Scoresby	Australia
Océ-Interservices N.V./S.A.	Brussels	Belgium
Océ-Deutschland Financial Services G.m.b.H.	Mülheim/Ruhr	Germany
Océ-France Financement S.A.	Saint-Cloud	France
Océ-Renting S.A.	Barcelona	Spain
Océ Financial Services, Inc.	Boca Raton, Florida	USA

D. Property, plants and equipment

The Company owns or leases the following facilities:

Location	Principal Use/ Products Produced	Owned/Leased	Approximate Square Feet/Square meters
The Netherlands:
Venlo	Headquarters	Owned	28,915 sq. mtr.
	Research and Development	Owned	53,000 sq. mtr.
	Manufacturing of Printing Equipment	Owned	84,690 sq. mtr.
	Manufacturing of Consumables	Owned	43,265 sq. mtr.
	Warehouse supplies	Operational lease	19,437 sq. mtr.
	Warehouse spare parts	Owned/Operational lease	14,934 sq. mtr.
‘s-Hertogenbosch	Offices (including temporary facilities)	Owned/Operational lease	16,910 sq. mtr.

Germany:
Mülheim/Ruhr	Offices and Warehouse	Owned	10,073 sq. mtr.
Poing	Offices Research and Development, Manufacturing and Warehouse	53% Owned 53% Owned	18,286 sq. mtr. 97,775 sq. mtr.

France:
Noisy-le-Grand	Offices	Owned	14,000 sq. mtr.
Créteil	Offices and Research and Development	Owned	6,418 sq. mtr.

England:
Brentwood	Offices	Operational lease	38,360 sq. mtr.

United States of America:
Chicago, IL	Offices Warehouse	Operational lease Operational lease	156,500 sq. ft. 202,000 sq. ft.
Boca Raton, FL	Offices	Operational lease	144,000 sq. ft.
Mount Laurel, NJ	Warehouse	Operational lease	106,000 sq. ft.
Guilford, CT	Manufacturing of Supplies	Owned	110,000 sq. ft.
Fiskeville, RI	Manufacturing of Supplies	Owned	250,000 sq. ft.
Charleston, IL	Manufacturing of Supplies	Owned	100,000 sq. ft.

Each of the properties listed above is owned or leased by the Company free of any material encumbrances.

The land and buildings in Poing, Germany, are owned by a company in which Océ holds 53% and which is controlled and fully consolidated by Océ. The remaining 47% is owned by a third party. The lease has a ten-year term with two years remaining for a fixed amount of Euro 6.7 million a year.

In addition to the principal properties listed above, Océ also owns and leases office and warehouse space throughout the world where necessary to conduct its business. Certain facilities were subject to capitalized leases, amounting to Euro 0 million, Euro 7 million and Euro 9 million and as of November 30, 2004, 2003 and 2002, respectively, and certain facilities were subject to operational leases, amounting to Euro 49 million, Euro 51 million and Euro 58 million as of November 30, 2004, 2003 and 2002, respectively.

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

The Company recently expanded its toner production facility in Venlo, The Netherlands. This expansion began in 2003 and was completed in 2004, with full service being provided in 2005. The Company spent Euro 14 million related to this expansion. The Company has paid and will pay for this expansion with cash from operating activities. Completion of this expansion has increased the capacity of the toner facility by approximately 50%.

Item 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Océ’s Annual Report 2004 is set forth in Exhibit 10 and contains a review of the Company’s operating and financial results and prospects. The Annual Report 2004 is incorporated in Item 5 by reference. The following discussion supplements and should be read in conjunction with Océ’s Annual Report 2004 in Exhibit 10. In the event that any portion of Exhibit 10 conflicts with any portion of the discussion contained in this Item 5, the provisions in this Item 5 will prevail.

Executive Summary

Océ is one of the world’s leading suppliers of high quality and innovative products and services for use by professionals in print and document management processes. The Company focuses primarily on professional environments in which large volumes of documents are processed. Océ’s customers are mainly active in the industrial and printing sectors, as well as office environments.

Océ develops and manufactures its own machines and systems for use with the production, distribution and management of documents. Océ also offers its customers innovative services in the areas of consulting, outsourcing and, in cooperation with partners, financing. The Company operates globally with activities in 80 countries with over 21,000 employees. The Company’s revenues are derived from three primary sources:

•	Proceeds from product sales;

•	Proceeds from rentals and service; and

•	Interest from financial leases.

Océ’s results for 2004 were mixed, reflecting significant progress on a number of strategic fronts in the face of continuing challenges resulting from a weak U.S. dollar and the lingering effects of a stagnating economy, as well as the financial impact of certain strategic initiatives. Overall, total revenues were 4.2% lower than in 2003, including a profit of Euro 30.9 million from the sale of a portion of the Company’s leasing portfolio. However, on an organic basis (i.e., after adjusting for exchange rate effects), total revenues were unchanged, halting a three year decline and highlighting the significant impact of adverse exchange rates on 2004’s results. Recurring revenues, which represent 72% of total revenues, declined throughout 2004 and had a negative impact on sales. In connection with the Company’s strategic move toward outsourcing its leasing activities, approximately half of the Company’s existing lease portfolio at the end of 2003 was outsourced during 2004, resulting in substantially lower interest revenue and a reduction of almost Euro 400 million in lease receivables.

Costs of sales of products, rentals and service reflect primarily the costs of components and sub-assemblies and labor.

In 2001, Océ announced its intention to outsource its financial lease portfolio to third parties while retaining the “one stop” shopping concept for its customers through private label financing programs. The Company has adopted two approaches to outsource its financial lease program. In the United States, the Company has established a captive lease company, Océ Financial Services, that enters into the initial leasing agreements and that later sells bundles of lease receivables (together with the title to the underlying machines) to third party fundors. During 2004, Euro 139 million of lease contracts (together with the underlying machines) were sold to four third party fundors in the United States. Océ-Financial Services remains responsible for activities such as invoicing and the collection of accounts receivable on behalf of the third party fundors.

In Europe and the rest of the world, Océ has entered into (or intends to enter into) private label agreements with third party vendor lease companies. Under these agreements, Océ will transfer existing financial leases to its vendor lease partners and these vendor lease partners will directly enter into new financial leases, after having purchased the leased products from Océ. Originally, Océ intended to complete the outsourcing of most of its financial leasing activities in Europe by the end of 2003. During 2003, Océ determined that substantial changes to its own information systems and those of its vendor lease partners were required prior to this transfer. The required changes to the information systems were implemented during 2004 and Océ intends to complete the outsourcing of the main part of its lease portfolio in Europe by the end of 2005. During 2004, a total of Euro 312 million worth of the existing financial lease receivables and underlying equipment value were sold to external lease partners, of which Euro 139 million was in the U.S. and Euro 173 million was in Europe. The transfer of the existing lease portfolio resulted in a book profit of Euro 30.9 million. As of the end of 2004, Océ had Euro 403 million of lease receivables on its balance sheet. Océ expects its balance sheet to decrease with Euro 175 million of lease receivables, which will leave approximately Euro 225 million of lease receivables on its balance sheet.

Research and the development of technology are critical to Océ’s success. Accordingly, Océ has historically devoted a significant portion of its revenue to research and development (approximately 7%). Océ exceeded this in 2004 by investing approximately 8% of its revenues in research and development.

Océ has a strong direct sales and service organization, which plays a critical role to its research and development activities and to its overall success. The Company markets and sells its products primarily through its direct sales force of approximately 4,200 employees, sells its maintenance services through approximately 4,000 of its employees and provides business services through approximately 6,700 of its employees. As a result, the Company has access to a constant flow of up-to-date market and customer feedback and information, which allows the Company to anticipate and respond quickly to changing market needs.

This discussion and analysis of Océ’s financial condition and results of operations is based on its consolidated financial statements, which have been prepared in accordance with Dutch GAAP. As further discussed in Note 26 to the Consolidated Financial Statements, Dutch GAAP differs from U.S. GAAP in several significant respects. The Company reconciles the portions of its consolidated financial statements that contain these differences with U.S. GAAP.

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

Significant accounting policies, assumptions, estimates and judgments

When Océ prepares its financial statements, it selects certain accounting principles and methods and makes certain assumptions, estimates and judgments relating to its financial condition and disclosure, which require management’s subjective and complex consideration of a variety of matters, including the following:

•	valuing intangible and other long-lived assets;

•	establishing assumptions as the basis of revenue recognition policy;

•	identifying expenses in connection with restructuring;

•	determining contingent liabilities, including any contingent liabilities that Océ may incur in connection with significant litigation; and

•	valuing deferred taxes.

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

Valuing intangible and tangible long-lived assets

As of November 30, 2003 and 2004, the intangible long-lived assets amounted to Euro 49 million and Euro 37 million, respectively, and the tangible long-lived assets amounted to Euro 494 million and Euro 481 million, respectively. In accounting for long-lived assets, the Company assesses the impairment of the carrying value of its long-lived assets under Dutch GAAP when factors indicate that the carrying value may not be recoverable, and at least annually under U.S. GAAP. Factors that indicate potential impairment include, but are not limited to:

•	significant decreases in the market value of the long-lived assets;

•	significant changes in the operating results or in cash flows associated with the use of the long-lived assets;

•	significant changes in the use of the acquired assets or the strategy for our overall business; and

•	significant negative industry or economic trends.

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

Determination of appropriate revenue recognition treatment

Accounting for leases of machines and other equipment involves making complex provisions and significant judgments. If a lease is accounted for as an operating lease, the Company recognizes revenue from the rental of the machines over the lease term. If a lease is accounted for as a financing or capital lease, the Company recognizes the revenue from the sale of the machine at the beginning of the lease term and interest income from the financing of the machine over the lease term.

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

Under U.S. GAAP, the economic life of the machine and the fair value of the machine at the beginning and the end of the lease term are estimated. The estimates are based upon our historical experience with the economic lives of our equipment products. In Océ’s experience, the most objective measure of the economic life of a machine is the original contract term because most equipment is returned by lessees at or near the end of the contractual term. The predominant contractual lease term for Océ’s principal products is five years and only a small percentage of Océ’s leases are for original terms longer than five years. Accordingly Océ has estimated the economic life of most of its products to be five years. Océ believes that five years is representative of the period during which a machine is expected to be economically usable, with normal repairs and maintenance, for the purpose for which it was intended at the inception of the lease. Under Océ’s current product portfolio, generally a non-cancelable lease of 45 months or more would qualify as a financing lease.

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

Restructuring expenses

Under Dutch GAAP, restructuring expenses are accrued when a detailed plan has been made and communicated to the employees involved. Océ recorded restructuring expenses before tax of Euro -3 million (Euro 11 million addition and Euro 14 million release) and Euro 11 million under Dutch GAAP in 2004 and 2003, respectively, relating in 2004 primarily to the release of certain provisions and in 2003 primarily to the relocation of its manufacturing and assembly activities. Under U.S. GAAP, restructuring expenses are accrued when management approves and commits to a firm plan and communicates the plan to the affected employees. However, the criteria set for restructuring expenses to be recognized are more strict. Therefore, certain costs accrued under Dutch GAAP are expensed as incurred under U.S. GAAP. Under U.S. GAAP, the Company recorded a restructuring expense of Euro 9.0 million in 2004 and Euro 16.3 million in 2003. The recording of restructuring expenses reflects many estimates, including those pertaining to personnel separation costs, contract settlements, and tangible asset impairments. In making estimates, the Company used the most recent information available. As Océ continues to evaluate the business, there may be supplemental charges for new restructuring initiatives as well as changes in estimates to amounts previously recorded as payments are made or actions are completed. On December 10, 2004, Océ in the United States announced that the business activities of Océ Display Graphics Systems Inc., which is headquartered in San Jose, California, will be taken over by the Océ business in Canada. The related restructuring costs will be approximately Euro 2.5 million.

Contingencies

The Company’s determination of the treatment of contingent liabilities in its consolidated financial statements is based on Océ’s view of the expected outcome of the applicable contingency. Océ consults with legal counsel on matters related to litigation and other experts both within and outside its group with respect to matters in the ordinary course of business. Océ accrues a liability if an adverse outcome is probable and the amount can be estimated. If either the likelihood of an adverse outcome is only reasonably possible or an estimate is not determinable, Océ discloses any matter that it believes is material in a note to the financial statements. Actual results may differ from Océ’s estimated results and could have an adverse impact on its financial condition and results of operations.

The Company is involved in a number of legal actions. Based on currently available information and legal opinion, we believe that the outcomes of these legal actions will either have no significant adverse effect on the financial position of the Company, or that any possible adverse effects are adequately reflected in the provisions.

Valuing deferred taxes

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

International Financial Reporting Standards

For financial years commencing on or after January 1, 2005, all European publicly listed companies have to report on the basis of IFRS. Starting in fiscal year 2006, Océ will therefore draw up its annual financial statements and quarterly reports on the basis of IFRS and therefore the IFRS opening balance sheet will be drawn up as at December 1, 2004.

Because of Océ’s listing on NASDAQ and its filing with the SEC in the United States, as much convergence as possible will be sought with the American accounting principles (U.S. GAAP) in those cases where IFRS allows a choice to be made.

Océ is well on schedule with the introduction of IFRS: the relevant standards that do not conflict with the current Dutch accounting principles (Dutch GAAP) were implemented as much as possible in fiscal 2004 relating in particular to balance sheet classifications. In addition, existing accounting principles have been tightened up but the impact of this was limited.

As a result of this strategy it will be possible to minimize the number of reconciliation items needed to move from Dutch GAAP to the IFRS opening balance sheet. Nonetheless, the IFRS opening balance sheet will include a number of items which conflict with Dutch GAAP and whose effect may be material. This relates in particular to the valuation of pension liabilities (which must be reset) and the valuation of option and share plans and financial instruments. Currently, it is not possible to give an indication of what the impact of this will be.

New accounting pronouncements

Dutch GAAP

In September 2004 a new proposal was issued in respect of changes to The Netherlands Civil Code regarding the application of IFRS. According to the new proposal all Dutch legal entities have an option to prepare their consolidated and entity accounts in accordance with IFRS. Listed companies have to prepare the consolidated annual accounts as from 2005 in accordance with IFRS (EU Regulation) and, based on the proposal, have an option for their entity accounts (application of either IFRS or Dutch GAAP). Also included in the new proposal are changes relating to the valuation of certain financial instruments at fair value.

The proposal includes an effective date for these changes of January 1, 2005; however, at this moment it is unknown if and, if so, when this new proposal will be accepted by Parliament.

IFRS

Endorsement process.

All standards issued up to September 19, 2002, except for IFRS 1 and two standards regarding financial instruments (IAS 32 and 39) and related interpretations have now been approved by the European Commission. The two standards regarding financial instruments, together with other standards and interpretations issued after September 2002, are now being reviewed (for endorsement) by the European Commission (except for IFRS 1).

Interim financial reporting 2005.

Currently, the IFRS standards do not require interim financial reporting. However, the EU has drafted a “transparency guideline”, which was issued in March 2003. This standard requires that listed companies present semi-annual accounts based on the requirements of IAS 34 and an updated management report and a statement of the Board of Directors on the accuracy and completeness of the annual accounts. Furthermore, the EU clarified that quarterly accounts are not required other than certain general information about the financial position.

IFRS1 requires that the first IFRS financial statements are presented based on the standards and interpretations adopted by the IASB. For financial years commencing on or after January 1, 2005, all European publicly listed companies have to report on the basis of IFRS. Starting in the 2006 financial year, Océ will therefore draw up its financial statements and quarterly reports on the basis of IFRS and therefore, the IFRS opening balance sheet will be drawn up as at December 1, 2004.

U.S. GAAP

In November 2002, the Emerging Issues Task Force (“EITF”) of the FASB reached a consensus on EITF No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. The consensus addresses how to account for arrangements that may involve the delivery or performance of multiple products, services and/or rights to use assets. Revenue arrangements with multiple deliverables are required to be divided into separate units of accounting if the deliverables in the arrangement meet certain criteria. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values. When an arrangement contains both lease elements and non-lease elements, the guidance under FAS 13 is applied to the lease elements by the purchaser and seller, but not to any non-lease elements of the arrangement because such elements are outside of the scope of FAS 13. EITF 00-21 clarifies how to allocate the total consideration between the lease and non-lease elements. Under EITF 00-21, “substantial services”, as contemplated by FAS 13, paragraph 1, (e.g., disposables/consumables, services) are not considered executory costs as defined in FAS 13 and, as such, these non-FAS 13 deliverable items should be separated from the FAS 13 deliverables (e.g., lease of plant, property and equipment and executory costs) on a relative fair value basis. The guidance of EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company has reviewed its Accounting for Revenue Arrangements with multiple Deliverables and came to the conclusion that no indications for material differences have been revealed.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. In December 2003, the FASB issued FIN 46R (“FIN 46R”) Consolidation of Variable Interest Entities, which amended FIN 46. FIN 46R requires certain variable interest entities to be consolidated by the primary beneficiary. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity’s expected losses or receives the majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership interests, contractual interests or other pecuniary interests in an entity that change with changes in the fair value of the entity’s net assets, excluding variable interests.

FIN 46R was effective immediately for all variable interest entities created or acquired after January 31, 2003, and became effective September 1, 2003 for all arrangements entered into before February 1, 2003.

The Company reviewed its contractual arrangements and has identified no “Variable Interest Entities”, as defined by FIN 46R, for which the Company can be considered the primary beneficiary.

In December 2003, the FASB issued SFAS 132R regarding Employers’ Disclosures about Pensions and other Postretirement Benefits, which is an amendment of FASB statements no. 87, 88 and 106.

This statement revises employers’ disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by FASB Statements No. 87, Employers’ Accounting for Pensions, No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions. This Statement retains the disclosure requirements contained in FASB Statement No. 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits, which it replaces. It requires additional disclosures to those in the original Statement 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The required information should be provided separately for pension plans and for other postretirement benefit plans. SFAS 132R is not applicable for the Company because its Form 20-F is filed under item 17.

In November 2004, FASB issued SFAS No. 151, “Inventory Costs - an amendment of ARB No. 43, Chapter 4” (“SFAS No. 151”). This Statement amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing”, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of abnormal. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company is currently in the process of evaluating the impact of SFAS No. 151.

In December 2004, the SFAS issued SFAS 123 (R) regarding Share-Based Payment, a revision of FASB Statement No. 123 Accounting for Stock-Based compensation, with an effective date of September 1, 2005.

This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions.

The Company is required to adopt SFAS 123 (R) effective September 1, 2005 and is currently in process of evaluating the impact of SFAS 123 (R).

In December 2004 the FASB issued SFAS 153 regarding exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29. The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 has no impact on the Company’s financial statements.

A. Operating Results

The following information provides an analysis of the Company’s total revenue, gross margin, operating income and net income for each of the three most recently completed fiscal years.

Revenues

The Company’s revenues are derived from three primary sources: proceeds from product sales; proceeds from rentals and service; and interest from financial leases. Changes in the Company’s revenues primarily result from three factors: organic increases or decreases, growth through acquisitions and the effect of foreign currency exchange rates.

Total revenues in 2004, 2003 and 2002 were Euro 2,652 million, Euro 2,769 million, Euro 3,176 million, respectively. Total revenues in 2004 were 4.2% lower than in 2003, which was primarily attributable to adverse exchange rate effects. Total revenues in 2003 were 12.8% lower than in 2002. 5.1% of this decrease was attributable to a continuing decrease in revenues from sales of machines and services and interest revenue from financial leases. The remaining 7.7% reduction was attributable to adverse exchange rate effects and a small business disposal.

Revenues from product sales amounted to Euro 1,564 million, Euro 1,553 million and Euro 1,792 million in 2004, 2003 and 2002, respectively, and revenues from product sales increased by 0.7% from 2003 to 2004, compared to a 13.4% decrease from 2002 compared to 2003. Earnings from rentals and service were Euro 1,020 million, Euro 1,119 million and Euro 1,267 million in 2004, 2003 and 2002, respectively, and revenues from rentals and services decreased by 8.8% from 2003 to 2004 and decreased by 11.7% from 2002 to 2003. Interest income from financial leases was Euro 68 million, Euro 97 million and Euro 117 million in 2004, 2003 and 2002, respectively. Interest income from financial leases decreased by 30.1% from 2003 to 2004, compared to a 16.3% decrease from 2002 to 2003.

Revenues of the DDS business unit were Euro 1,834 million, Euro 1,907 million and Euro 2,155 million in 2004, 2003 and 2002, respectively, and revenues of the DDS business unit increased organically by 0.3% from 2003 to 2004 comparable to 4.0% decrease from 2002 to 2003. Sales of machines in the DDS business unit increased organically by 13% from 2003 to 2004 which was primarily attributed to the success of the Company’s renewed product offerings, compared to an 11% decrease from 2002 to 2003.

Revenues of the WFPS business unit were Euro 818 million, Euro 862 million and Euro 1,021 in 2004, 2003 and 2002, respectively. The revenue of the WFPS business unit decreased organically by 1.0% from 2003 to 2004, compared to a 7.5% decrease from 2002 to 2003. The decrease in 2004 is primarily attributable in full to the decrease in revenues from media, price pressure and lower lease revenues and the decrease in 2003 is primarily attributable to the downturn in the economic cycle and the postponement of investment decisions by customers.

Gross Margin

Gross margin was Euro 1,103, Euro 1,165 million and Euro 1,328 million in 2004, 2003 and 2002 respectively, and represents an equivalent of 41.6%, 42.1% and 41.8% of the Company’s total revenues in 2004, 2003 and 2002. Gross margin in 2004 was 0.5% lower than in 2003, compared to an increase by 0.3% from 2002 to 2003. The decrease in gross margin percentage from 2004 compared to 2003 was attributable to the effect of the Company’s foreign currency hedging. The increase in gross margin percentage from 2002 to 2003 was attributable to the positive effect of the Company’s foreign currency hedging and a negative product mix effect.

Selling Expenses

Selling expenses were Euro 615 million, Euro 624 million and Euro 705 million in 2004, 2003 and 2002, respectively, which represents 23.2%, 22.5% and 22.2% of the Company’s total revenues in those years. The reduction in selling expenses from 2003 to 2004 was the result of exchange rate effects and from 2002 to 2003 was primarily related to the reduction in labor costs in connection with the restructuring partially offset by the negative effect of foreign currency translation. The increase in selling expenses as a percentage of total revenues in 2004 compared to 2003 is the result of investments in the sales force.

Research & Development

Expenditures in research and development were Euro 208 million, Euro 208 million and Euro 212 million in 2004, 2003 and 2002, respectively, which represents 7.8%, 7.5% and 6.7% of the Company’s total revenues in 2004, 2003 and 2002, respectively. The Company incurred a repayment liability of Euro 2 million in 2004, Euro 1 million in 2003 and Euro 3 million in 2002 with respect to a governmental development credit for a color printer that was launched in 2001. The Company may have additional repayment liabilities in future years depending on the future revenues of this color printer. For a further discussion of these governmental credits, see Notes 0 and 14 to the Consolidated Financial Statements.

General and administrative expenses

The Company’s general and administrative expenses were Euro 162 million, Euro 183 million and Euro 185 million in 2004, 2003 and 2002, respectively, which represents 6.1%, 6.6% and 5.8% of the Company’s total revenues in these years. These expenses decreased by 11.6% from 2003 to 2004 and by 0.8% from 2002 to 2003.

Impairment

An impairment of intangible and tangible fixed assets occurred in 2004 and 2003 of Euro 7.9 million and Euro 25.2 million, respectively. These impairments relate to the goodwill of Océ Display Graphics Systems Inc. for an amount of Euro 7.0 million, the goodwill of Océ Mexico S.A. de C.V. for an amount of Euro 0.2 million, the customer base of Océ Finland OY for an amount of Euro 0.1 million, the customer base of Océ Denmark A.S. for an amount of Euro 0.2 million and a part of the fixed assets of Océ Display Graphics Systems Inc. for an amount of Euro 0.4 million for 2004 and, for 2003, the goodwill of Practical Print Solutions for an amount of Euro 13.5 million, to the customer base and technology of Océ Display Graphics Systems Inc. for an amount of Euro 9.3 million and to a part of the fixed assets of Arkwright of Euro 2.4 million.

Operating Income

Operating income in 2004, 2003 and 2002 was Euro 110 million, Euro 125 million and Euro 226 million, respectively, and represents 4.2%, 4.5% and 7.1% of the Company’s total revenues in 2004, 2003 and 2002, respectively. Operating income (in Euros) decreased 11.6% from 2003 to 2004 and by 44.8% from 2002 to 2003. From 2003 to 2004, this decrease was primarily attributable to exchange rates partially offset by lower impairment costs and from 2002 to 2003, this decrease was primarily attributable to lower revenues from machine sales and impairment charges incurred.

Financial expense (net)

The Company’s financial expense (net) was Euro 18 million in 2004, Euro 31 million in 2003 and Euro 54 million in 2002. The decrease in financial expense (net) from 2002 to 2003 was caused by a reduction in the outstanding amount of the Company’s loans and lower interest rates and the further decrease in 2004 was caused by a continuing reduction in the Company’s net debt partially offset by slightly higher interest rates. The average weighted interest bearing net debt was Euro 388 million in 2004 (with an average interest rate of 4.7%), Euro 696 million in 2003 (with an average interest rate of 4.10%) and Euro 992 million in 2002 (with an average interest rate of 5.25%).

Income taxes

The Company’s effective income tax rate was 13.2% in 2004, 32.4% in 2003 and 33.4% in 2002. The decrease in the Company’s effective income tax rate in 2004 is due primarily to the release of a provision of Euro 7 million as a result of the definitive settlement of the tax risks to which these provisions related and the fact that relatively more profit was achieved in countries with a relatively low tax rate.

Net Income

Net income was Euro 78 million, Euro 61 million and Euro 113 million in 2004, 2003 and 2002, respectively. Net income increased by 27.0% from 2003 to 2004, compared to a decrease of 45.4% from 2002 to 2003. On a basic earnings per ordinary share basis, net income in 2004 increased by 28.6% from 2003 to Euro 0.89 per share, compared to a 46.9% decrease in 2003 from 2002 to Euro 0.69 per share compared to Euro 1.30 per share in 2002.

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

The revenue from financial activities is derived from the interest from financial leases. The costs of financial activities comprise the costs of financing the lease portfolio and the administrative and selling expenses and the related bad debt risk. Where the financial activities are financed from interest-bearing capital, it has been assumed that this has been done fully on a fixed-interest basis. The costs of financing are then allocated on the basis of the average amount of fixed interest-bearing capital. For the administrative and selling expenses, including provisions for doubtful accounts a cost level has been applied which corresponds to that of external captive lease companies with similar activities, which publish annual accounts. For the financing of the financial activities the Company’s policy is to maintain a ratio of 0.15 between the equity and the balance sheet total. This ratio is a standard used by captive companies in the financial services industry which publish their own annual accounts. The remaining part of the equity is allocated to the commercial activities.

As described elsewhere, the Company is in the process of outsourcing its financial activities. Accordingly, revenues from financial leasing activities will decrease further in future years, as will the related assets. In 2004, operating income from commercial activities was positively influenced by the profit realized on the sale of part of the Company’s lease portfolio (Euro 30.9 million as compared to Euro 6.0 million in 2003). At the same time, as a result, interest revenues from leases decreased by Euro 29.4 million to Euro 68.2 million (2003: Euro 97.6 million). In light of the outsourcing of its leasing activities, in future years, the Company will emphasize its results from its commercial activities (Euro 31.0 million in 2004 compared to Euro 49.7 million in 2003, excluding the one-time profit on the sale of the lease portfolio in both years).

The following table sets forth a breakdown of the revenue in Euros from commercial activities compared to revenue from financial activities:

(In millions)		2002	2003	2004
		Euro	Euro	Euro

Revenue	Commercial	3,059	2,672	2,584
	Financial	117	97	68

	Total	3,176	2,769	2,652

Operating income	Commercial	142	56	62
	Financial	84	69	48

	Total	226	125	110

Net income	Commercial	86	36	53
	Financial	27	25	25

	Total	113	61	78

Cash flow before financing activities	Commercial	247	195	-9
	Financial	91	133	379

	Total	338	328	370

Impact of Foreign Currency Fluctuations

As a global business, foreign currency fluctuations can have a positive or negative effect on the Company’s financial results. The results in 2004 were negatively influenced by the strong Euro. Océ attempts to offset the effects of foreign exchange rate fluctuations in the long term relating to the sales of its machines by incurring expenses and buying components of the machines and related supplies, where possible, in the same currency in which the revenues from the sales of the machines are achieved (“matching principle”) and by raising the local added value content. In addition, Océ attempts to offset the effects of foreign exchange rate fluctuations relating to the sales of its services by incurring payroll expenses of the technicians providing the services in the same currency in which the service revenues are achieved. Finally, the Company also attempts to offset the short-term consequences of foreign exchange fluctuations through an active currency management policy. The Company’s current policy is to hedge on a rolling twelve month basis up to 80% of its anticipated foreign currency net transaction exposure (principally, in U.S. dollar, Japanese Yen and Pound Sterling). In 2004, as a result of its hedging activities, the negative impact of the strong Euro was partially offset by a positive hedge result of Euro 6.3 million on operating income. In 2003, the Company realized a positive hedge result of Euro 22.4 million. For this purpose, the Company uses a number of financial instruments, particularly forward foreign exchange contracts, which are listed in Note 23 to the Consolidated Financial Statements and further described in Item 11, “Quantitative and Qualitative Disclosures about Market Risk”.

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

Cash flows provided by operating activities were Euro 137 million for 2004 compared to Euro 340 million for 2003 and Euro 446 million for 2002. The decrease in cash flows from operating activities in 2004 resulted from lower earnings after adjusting for non-cash items such as depreciation and amortization, payments for restructuring expenses, contribution to pension funds and extra taxes as a result of the sale of the lease portfolio. At November 30, 2004, the Company had cash available amounting to Euro 313 million compared to Euro 56 million at November 30, 2003 and Euro 37 million at November 30, 2002. This increase is attributable to the sale of the lease portfolio.

At November 30, 2004, Océ and its Dutch subsidiaries had available Euro 373 million of credit facilities in the form of multi-year stand-by credit contracts and the Company’s subsidiaries outside of the Netherlands had available Euro 287 million of credit. At November 30, 2004, the used portion of these credit facilities amounted to Euro 33 million of long term debt and Euro 93 million of short term debt. These lines of credit expire over the next 2 to 4 years. None of these credit facility contracts contain restrictive covenants. As a result, repayment of any borrowings under these lines of credit cannot be accelerated in connection with the Company’s non-compliance with covenants.

As further discussed in Item 4, the Company is in the process of outsourcing the financing of its lease activities to third party lease companies, which involves transferring its current lease portfolio to these third party lease companies in exchange for payments equal to the fair value of the portfolio (which, at a minimum, will be the book value) and placing new financial leases directly with the Company’s vendor lease partners. In connection with this process, the Company intends to transfer a major part of its lease portfolio to third parties under various private label program agreements. The transfer will be gradual and based on a country by country analysis. The Company expects that the transfer of the current lease portfolio in Europe will to a large extent be completed by the end of 2005. As a result, the Company expects to have additional cash available to invest from the proceeds of its outsourcing efforts, that the assets on its balance sheet will be substantially reduced and that interest income, interest expenses and the other costs relating to the financial leasing business will be reduced further.

Capital Expenditures

Cash flows from investing activities were Euro +234 million for 2004, Euro -12 million for 2003 and Euro -109 million for 2002. Net capital expenditures were Euro 83 million for 2004 compared to Euro 92 million for 2003 and Euro 121 million for 2002. Capital expenditures decreased in 2004 over 2003 due primarily to fewer investments in property, plant and equipment.

The Company did not make any new significant acquisitions in 2004 or 2003. In 2002, the Company acquired certain assets of the Gretag Professional Imaging Division and all of the outstanding capital stock of GE Mexico, S.A. for a combined purchase price of Euro 55 million, net of cash acquired.

Aggregate cash flows used in financing activities were Euro 114 million, Euro 295 million and Euro 356 million for 2004, 2003 and 2002, respectively. The Company’s debt position, which is comprised of borrowings under bank lines of credit, short-term borrowings, and current and long-term portions of debt, improved in 2004 through the repayment of approximately Euro 60 million of outstanding debt and in 2003 through the repayment of approximately Euro 240 million of outstanding debt and in 2002 by the repayment of approximately Euro 298 million of outstanding debt. The weighted-average interest for 2004 (including cash and cash equivalents) of 4.7% increased from 4.4% in financial year 2003.

The Company paid dividends of Euro 52 million during 2004, compared to Euro 52 million during 2003 and Euro 52 million during 2002.

The Company purchases its Ordinary Shares from time to time to cover obligations under stock option plans. In 2004, Océ purchased none of its Ordinary Shares. In 2003 Océ purchased 100,000 of its Ordinary Shares for an aggregate price of Euro 0.9 million. As of November 30, 2004, the Company held 3,750,442 Ordinary Shares in treasury, and it has no current intention of selling those shares.

As of November 30, 2004, the Company’s principal sources of liquidity consists of Euro 313 million of cash and cash equivalents and Euro 661 million available borrowings under credit lines. The Company also expects to raise cash from the further sale of part of its financial lease portfolio in Europe, Asia and Australia in 2005. Finally, the Company may from time to time raise additional capital in debt and equity markets. The Company’s liquidity is affected by many factors, some of which are based on the normal ongoing operations of its business, the industry in which it operates and the uncertainties of global economies. Although the Company’s cash requirements will fluctuate based on the timing and extent of these factors, management believes that cash generated from operations, together with the liquidity provided by existing cash balances, will be sufficient to satisfy the liquidity requirements for the next twelve months. At the end of 2004, the current repayable portion of the Company’s long term debt will be Euro 28 million. The Company expects capital expenditures in 2005 to be approximately Euro 108 million. In addition, the Company has for the next twelve months operating lease commitments for an amount of approximately Euro 76 million.

C. Research and Development

Research and development are critical to the success of the Company. The Company employed 1,868 people in six countries at the end of 2004 to engage in research and development activities (compared to 1,928 and 1,945 employees at the end of 2003 and 2002, respectively).

Océ’s strategy is to develop machines that are more user-friendly, reliable and productive than competing products. In its search for alternative solutions over the years Océ has developed various innovative technologies of its own. These technologies were leading-edge and have helped considerably to enhance the distinctive characteristics of Océ products.

Océ’s research and development activities are located in six countries: The Netherlands, Germany, France, Belgium, Canada and the United States.

Because of its long term focus on research and development, Océ possesses a broad range of technology for printing in black-and-white and in color. Océ currently focus on continuing to refine this technology and to develop new technology. The most important developments at the present time are taking place in the area of printing technology (color and black-and-white) and software development.

Océ believes software development is essential to the success of its business in the future to make the link between the customer’s work process and the Océ printers. In the area of software development Océ has rapidly implemented a number of upgrades and new releases to ensure that all components of its products connect and work well with each other.

Over the past five years, the Company has spent from 6.2% in 2000 to 7.8% in 2004 of its total revenues on research and development. The following table sets forth the aggregate amounts spent in research and development over the past five years:

Years ended November 30,	R&D expenditure (in million Euros)	Percent of Revenues
2000	199	6.2
2001	203	6.3
2002	215	6.8
2003	212	7.7
2004	207	7.8

Research and development expenditures do not include substantial additional costs relating to the participation of non-research and development personnel in research and development projects. In addition, research and development expenditures are net of (a) development credits advanced under a program of the government of The Netherlands which are not repaid or charged to income until and unless the project for which the advance is made is commercially successful and (b) direct grants provided by the government of The Netherlands which are not required to be repaid. The development credits and grants (net of provisions for repayment of prior development credits) were Euro -1.6 million in 2004, Euro +4.0 million in 2003, Euro +1.8 million in 2002, Euro +3.7 million in 2001 and Euro +8.8 million in 2000.

D. Trends

Océ’s results for 2004 were mixed, reflecting significant progress on a number of strategic fronts in the face of continuing challenges resulting from a weak U.S. dollar and the lingering effects of a stagnating economy, as well as the financial impact of certain strategic initiatives. Overall, total revenues were 4.2% lower than in 2003. However, on an organic basis (i.e., after adjusting for exchange rate effects), total revenues were unchanged, halting a three year decline and highlighting the significant impact of adverse exchange rates on 2004’s results. Strengthened by the success of the new products introduced in 2004, the Company believes that sales of printing systems will show continued growth in 2005.

On the other hand, the Company’s expectation that the growing sales of its machines would be followed in 2004 by a recovery in revenues from services, rental and materials did not materialize. These recurring revenues, which represent 72% of total revenues, continued to decline throughout 2004 and had a negative impact on sales. The Company expects that the anticipated continued growth in sales of its machines in 2005 will lead to improvements in its recurring revenues. In connection with the Company’s strategic move toward outsourcing its leasing activities, more than half of the Company’s existing lease portfolio at the end of 2003 was sold during 2004, resulting in substantially lower interest revenue and a reduction of almost Euro 400 million in lease receivables.

Operating income from commercial activities, excluding book profits from the sale of the lease portfolio, is expected to be higher in 2005, provided however that the U.S. dollar does not fall further in value against the Euro. As a result of lower revenues from leases, the Company anticipates that its net income will fall below that of 2004.

In addition, as discussed in Item 4, during 2004, a total of Euro 312 million of financial lease receivables and the machines they relate to were sold to external lease partners. Océ expects to sell approximately Euro 175 million of lease receivables to its partners in 2005, which will leave approximately Euro 225 million of lease receivables on its balance sheet. As a result, the revenue from these financial leasing activities will be reduced in 2005 and the lease related assets (and related liabilities) on the Company’s balance sheet will be substantially reduced. The transfer of the lease activities will have the short-term effect of decreasing the net result and earnings per share although the Company anticipates that this effect will be offset by making effective use of the funds.

The Company’s results were negatively effected in 2004 by the strong Euro and weak U.S. dollar. The Company believes that this trend may continue in 2005, especially in connection with the prices of products and in connection with currency translation.

In 2004, the Company began implementation of its previously-announced plans to transfer parts of its final assembly and manufacturing activities from The Netherlands to Central Europe and the Far East. In connection with this transfer, the Company reduced its work force in The Netherlands by 175 employees. In March 2004, the Company reached an agreement with the Dutch Works Council and the applicable trade unions relating to the reduction of Dutch employees related to this transfer. The Company intends this transfer to result in a reduction in manufacturing costs in 2005 and thereafter. The Company expects that this transfer will be seamless to its operations and customers.

For a discussion of the trends for each of the Company’s business groups, see Item 4, “Digital Document Systems Business Unit” and “Wide Format Printing Systems Business Unit”.

E. Off-balance sheet arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, results of operations or cash flows that are material to investors.

F. Tabular disclosure of contractual obligations

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations
Long-Term Debt Obligations	461	26	419	9	7
Capital (Finance) Lease Obligations	5	2	2	1	—
Operating Lease Obligations	313	76	100	63	74
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	516	31	6	4	475

Total	1,295	135	527	77	556

*	The contractual obligations and commercial commitments table above does not reflect obligations under purchase orders that arise in the ordinary course of business and that are typically fulfilled within ninety days. In addition to ordinary course purchase orders, the Company enters into supply agreements and distribution agreements in the ordinary course of business, some of which make the purchase of minimum quantities of products a condition to exclusivity or to obtaining or retaining more favorable pricing. Since failure to purchase the minimum amounts under these agreements generally does not result in a breach of contract, but only in an option on the part of the vendor to terminate the Company’s exclusivity or increase the product prices the Company pays to the vendor, they are not included in the contractual obligations and commercial commitments table above. An estimate of the purchase obligations at its two largest manufacturing facilities which are due within one year is approximately Euro 145 million.

Item	6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Under Dutch law and the Company’s Articles of Association, the Company is managed by a Board of Executive Directors, all of whom are employees of the Company, whose activities are generally supervised by a Board of Supervisory Directors, none of whom are employees of the Company.

Set forth below is information as of January 28, 2005 concerning the Supervisory Directors, Executive Directors and senior managers of the Company.

Board of Supervisory Directors as at January 28, 2005

J.L. Brentjens (Born: 1940) Chairman

Post(s) held: former Chairman of the Board of Directors of VNU N.V.

Nationality: Dutch. Appointed: 2001. Current term of office until 2005.

Maximum period of office until 2013.

Supervisory directorships: Chairman of the Supervisory Board of Heijmans N.V., Vice-chairman of the Supervisory Board of Roto Smeets De Boer N.V., and member of the Supervisory Board of VNU N.V., Fortis OBAM N.V. and Holdingmaatschappij P. Bakker Hillegom B.V.

Other posts: Vice-chairman of Van Leer Group Foundation, Chairman of the Board of the Nijmegen Catholic University Foundation and board member of several foundations.

F.J. de Wit (Born: 1939) Vice-Chairman

Post(s) held: former Chairman of the Board of Directors of N.V. KNP B.T.

Nationality: Dutch. Appointed: 1997. Current term of office until 2005. Maximum period of office until 2009.

Supervisory Directorships: Member of the Supervisory Board of PontMeyer N.V.

Other posts: member of the Advisory Board of Keyser & Mackay (International) C.V. and board member of several foundations.

M. Arentsen (Born: 1939)

Post(s) held: former CFO of the Board of Executive Directors of CSM N.V.

Nationality: Dutch. Appointed: 2004. Current term of office until 2008.

Maximum period of office until 2016.

Supervisory directorships: Chairman of the Board of Supervisory Directors of CSM Nederland B.V., Klaverblad Onderlinge Verzekeringsmaatschappij U.A. and Koninklijke Frans Maas Groep N.V. and member of the Supervisory Board of Directors of Zuivelcooperatie Campina U.A., Incotec B.V. and Van der Moolen N.V.

Other posts: board member of several foundations.

A. Baan (Born: 1942)

Post(s) held: former member of the Board of Management of Royal Philips Electronics N.V. and a former member of the Group Management Committee of Royal Philips Electronics N.V.

Nationality: Dutch. Appointed: 2003. Current term of office until 2007. Maximum period of office until 2015.

Supervisory directorships: Non-executive director of Imperial Chemical Industries ICI PLC and International Power PLC (London), member of the Supervisory Board of Royal Volker Wessels Stevin N.V., ASM International N.V. and Wolters Kluwer N.V.

Other posts: director Port of Singapore Authority Europe and member of the Supervisory Board of the Netherlands Authority for Financial Markets (AFM).

P. Bouw (Born: 1941)

Post(s) held: former Chairman of Koninklijke Luchtvaart Maatschappij N.V. (KLM).

Nationality: Dutch. Appointed: 1998. Current term of office until 2006. Maximum period of office until 2010.

Supervisory directorships: Chairman of the Supervisory Board of CSM N.V. and Swiss International Airlines A.G. (Switzerland) and member of the Supervisory Board of NUON N.V.

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

J.V.H. Pennings (Born: 1934)

Post(s) held: former Chairman of the Board of Executive Directors of Océ N.V.

Nationality: Dutch. Appointed: 1998. Current term of office until 2006.

Maximum period of office until 2010.

Supervisory Directorships: Chairman of the Supervisory Board of AZL N.V., Essent N.V. and N.V. Industriebank Liof, vice-chairman of the Supervisory Board of Wolters Kluwer N.V. and member of the Supervisory Board of Berenschot Groep B.V.

Other posts: board member of several foundations.

Under the Company’s Articles of Association, the Board of Supervisory Directors consists of at least three and no more than eight members. Currently, the Board of Supervisory Directors consists of six members. Supervisory Directors are appointed by the shareholders of the Company at the general meeting of shareholders. Each Supervisory Director is appointed for terms of four years and may serve up to a maximum of twelve years. Each Supervisory Director serves until his resignation, death or removal by shareholders. At each general meeting of shareholders the term of at least one Supervisory Director expires. A Supervisory Director who has not served as a Supervisory Director for twelve years may be immediately reappointed. Vacancies that exist in the Board of Supervisory Directors are filled by shareholders, generally at the first general meeting of shareholders held after the vacancy occurs or is created. The holders of the Company’s Priority Shares (further described in Item 10.B) may make binding nominations for all vacancies in the Supervisory Board, and the shareholders of the Company have the right to approve or reject the nominations. If the holders of the Company’s Priority Shares do not make a binding nomination, then the Board of Supervisory Directors have the right to make nominations, which may be overruled by the holders of the Ordinary Shares. Except on the proposal of the holder of Priority Shares, no Supervisory Director can be removed without a vote of two-thirds of the votes cast which vote must consist of not less than a majority of all votes shareholders are entitled to cast.

Effective as of March 2, 2004 at the general meeting of the shareholders, Mr. L.J.M. Berndsen’s term as Supervisory Director expired. Mr. Berndsen was not eligible for re-election. Mr. Arentsen was elected as a new member of the Board of Supervisory Directors to fill the vacancy created by Mr. Berndsen’s resignation. As further discussed below, Mr. Arentsen replaced Mr. Berndsen as the Chairman of the Company’s Audit Committee.

Board of Executive Directors as at January 28, 2005

R.L. van Iperen (Born: 1953)

Post: Chairman, Board of Executive Directors. Nationality: Dutch. Appointed: as member of the Board of Executive Directors in May 1995 and as Chairman of the Board of Executive Directors in September 1999.

Functional Responsibilities: Strategy, Corporate Personnel and Organization, Research & Development, Manufacturing & Logistics, Secretariat of the Company and Legal Affairs, Corporate Communications. Geographical Responsibilities: The Netherlands, United States (Chairman), Germany, Belgium and Japan.

Other posts: Member of the Advisory Board of Technical University Eindhoven and Rabobank Nederland and member of the Board of Foundation Marketing and Technique.

Prior posts held: Employed by Océ since 1978. After holding several positions within R&D, appointed assistant director in 1986. Assumed responsibility for the Printing Systems business unit in 1989. Managing Director of Océ-Belgium N.V. from 1992 until his appointment as a member of the Executive Board.

J. van den Belt (Born: 1946)

Post: Member Board of Executive Directors. Nationality: Dutch. Appointed: March 2001.

Functional Responsibilities: Finance and Administration, Treasury, Tax, Internal Audit, Information Technology, Investor Relations and financing companies. Geographical Responsibilities: France, Spain and Portugal. Prior posts held: From 1970 employed by Unilever in the Netherlands and the United Kingdom. Since 1977 employed by N.V. Koninklijke Netherlandse Petroleum Maatschappij (Shell). Until 1997 several management posts with Shell in the field of treasury and controlling and as Chief Financial Officer (CFO) in various countries in Latin America, the United Kingdom and the Netherlands. From 1997 to 2000 CFO of Shell in Brazil. Since September 1, 2000 employed by Océ as CFO.

J.F. Dix (Born: 1946)

Post: Member Board of Executive Directors. Nationality: Dutch. Appointed: May 1998. Functional Responsibilities: United States (CEO), Direct Export, Emerging Markets and Marketing Communications. Geographical Responsibilities: United States, Canada, Mexico, United Kingdom, Nordic, Switzerland, Italy, Australia, Central Europe, Far East and Brazil.

Prior posts held: From 1970 to 1972 director of family business Trappenfabriek Dix B.V., Utrecht. Joined Douwe Egberts N.V. in 1972; from 1973 to 1977 served as director in Denmark. Employed by Océ since March 1, 1977. After several management posts, appointed Managing Director of Océ-Belgium N.V. in 1985. From 1988 to 1998, worked for Océ in the United States, since 1992 as President of Océ-USA, Inc. until his appointment as member of the Executive Board. Since 1998 member of the Executive Board of Océ N.V. CEO of Océ-USA Holding, Inc. since September 15, 2004.

The number of members serving on the Board of Executive Directors is established under Océ’s Articles of Association by the holders of the Priority Shares. Currently, the holders of the Priority Shares have established that the Board of Executive Directors will consist of three members, who are appointed by the shareholders of the Company at each general meeting of shareholders. Subject to being overruled by a shareholders’ vote, the holders of Priority Shares may make binding nominations for all vacancies in the Executive Board. R.E. Daly was a member of the Board of Executive Directors for a portion of 2004.

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

Senior Managers as at January 28, 2005

In addition to the Executive Directors, the following members of the Company’s senior management team assist the Executive Board manage the Company:

Name	Position	Served in Such Capacity Since:
M.J.A. Frequin	Executive Vice President – DDS	2004

T. Egelund	Executive Vice President – WFPS	2004

W.H.M. Orbons	Senior Vice President – Research and Development for WFPS and Cutsheet Systems	2000

P. Feldweg	Senior Vice President – Research and Development of Continuous Feed Systems	2002

M. Pracchi	Senior Vice President – Research and Development of Software	2002

N.J. Koole	Senior Vice President – Manufacturing and Logistics	1997

P.H.G.M. Creemers	Senior Vice President – Corporate Personnel and Organization	1998

E.E.C. Vandoninck	Senior Vice President – Group Control	2004

P. Hagedoorn	Senior Vice President and Chief Information Officer	2003

P.M. Vincent	Senior Vice President – Corporate Finance	2004

There is no arrangement or understanding with major shareholders, customers or others pursuant to which any senior manager became a member of senior management. In addition, none of the senior managers are permitted to perform any principal activities outside of the Company.

B. Compensation

Supervisory Directors

In 2004, the Company paid Euro 222,281, in the aggregate, as compensation to the members of the Board of Supervisory Directors in exchange for their service on the Board of Supervisory Directors. At the 1998 General Meeting of Shareholders, the Company’s shareholders fixed the compensation of the Board of Supervisory Directors at Euro 40,840 for the Chairman and Euro 27,227 for each other member. These amounts automatically increase on an annual basis if the CBS Price Index figure for household consumption in September of the preceding year is at least 10% higher than the prior index figure. The compensation of the Supervisory Directors during 2004 will amount to Euro 46,355 for the Chairman of the Board of Supervisory Directors and Euro 30,903 for each other member.

Executive Directors

The Board of Supervisory Directors determines the remuneration of the members of the Board of Executive Directors. Generally, remuneration of the members of the Board of Executive Directors is comprised of four components: base salary, variable salary, grants of stock options and pension benefits.

The following table sets forth the amount of compensation paid and benefits granted to each member of the Board of Executive Directors in 2004. The amounts set forth are denominated in Euro’s.

	Base Salary	Variable Salary		Total	Pension Contributions*
R.L. van Iperen	612,676	60,000	***	672,676	338,711
J. van den Belt	411,590	45,000	***	456,590	122,871
R.E. Daly**	319,264	—		319,264	9,852
J.F. Dix	461,321	45,000	***	506,321	161,395

*	The Company contributes certain amounts to its pension plans on behalf of the members of the Board of Executive Directors.
**	The Company paid Mr. Daly $1,050,000 upon his leaving employment with the Company.
***	The amount of variable salary paid is based on a combination of the performance of the Company and the individual Executive Director during the financial year. The targets established are based, in part, on the Company’s financial performance (such as net income and return on assets) and, in part, on the individual targets (such as implementing strategic plans, policies or operations). Amounts of the variable salary that accrue for a particular year are actually paid in the following financial year. Accordingly, the amounts listed above for each of Messrs. van Iperen, van den Belt and Dix are amounts which will be paid in 2005 for performance during 2004, which is in accordance with Dutch GAAP.

The following table sets forth in Euro at November 30, 2004 the accrued pension entitlements payable to the members of the Board of Executive Directors and the pension amounts that would be payable to them annually on the basis of their years of service at the end of 2004. The pension scheme applicable to the Dutch Executive Directors was modified effective as of January 1, 2003. The prior pension scheme was based on a defined benefit system. The new pension scheme is a defined benefit system with a maximum pension salary of Euro 237,952 in combination with a defined contribution system for the salary in excess of the maximum pension salary.

	Age	Final Pension Age	Increase in Accrued Entitlements in 2004	Accrued Pension Rights	Capital Build-Up in Defined Contributions Scheme
R.L. van Iperen	51	60	20,001	222,336	182,229
J. van den Belt	58	62	4,260	36,126	142,666
J.F. Dix	58	62	7,448	190,986	143,648

C. Board practices

The information required in Item 6.C.1 of this report relating to the Supervisory Directors and the Executive Directors is included in the discussions in Item 6.A. above.

The members of the Board of Supervisory Directors do not have service contracts with the Company and are not entitled to any benefits upon termination of their service on the Board of Supervisory Directors. Each member of the Board of Executive Directors has entered into an employment agreement with the Company, each of which is filed as an exhibit to this report. Except for Mr. van den Belt, none of these agreements expressly require the Company to pay severance in the event any Executive Director’s employment is terminated. The Company’s policy, however, is to pay severance that is reasonable in light of the Executive Director’s relationship with the Company, market practices for similar companies and any requirements under applicable law. The Company paid Mr. Daly $1,050,000 upon his leaving employment with the Company.

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

The Supervisory Board has established a Remuneration Committee and, in October 2002, an Audit Committee.

The Remuneration Committee consists of F.J. de Wit (Chairman), J.L. Brentjens and J.V.H. Pennings. The Remuneration Committee monitors and evaluates the remuneration policy for the management and directors of the Company and makes recommendations regarding the remuneration of the Board of Executive Directors to the Supervisory Board. The Remuneration Committee has adopted a charter. The Remuneration Committee is required to meet when appropriate.

In October 2002, the Board of Supervisory Directors adopted an audit charter to establish an Audit Committee. The purpose of the Audit Committee is to assist the Supervisory Board in fulfilling its oversight responsibilities by monitoring the Company’s financial reporting process, systems of internal control and financial risk management policies; responsible for engaging the Company’s registered public accounting firm employed to audit the Company’s books and monitoring the independent auditor’s performance; providing an avenue of communication among the independent auditors, the Company’s internal audit department and the Board of Executive Directors and providing an avenue of communication for employees of the Company or others who have concerns regarding the Company’s financial reporting, internal controls, auditing matters and ethical matters. During 2004, the Audit Committee consisted of three members: L.J.M. Berndsen (Chairman and financial expert, member through March 2, 2004) and M. Arentsen (Chairman and financial expert, member from March 2, 2004), as well as P. Bouw and F.J. de Wit. As discussed above, Mr. L.J.M. Berndsen’s term as Supervisory Director expired at the Company’s March 2, 2004 general meeting of shareholders, and the vacancy created by Mr. Berndsen’s resignation was filled by the election of Mr. M. Arentsen. Mr. Arentsen also replaced Mr. Berndsen as Chairman of the Audit Committee.

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

D. Employees

The Company employed 21,315, 22,204 and 22,489 employees (in full time equivalents) world-wide, at November 30, 2004, 2003 and 2002, respectively. The Company believes that its employee relations and relations between management and the various memberships to which Océ employees belong are excellent. Since 1991, the Company has not experienced any significant strike, work stoppage or labor dispute. For additional information regarding the Company’s employees, please refer to “Oce’s Employees” and “Sustainable Development” on pages 50-54 of the Company’s 2004 Annual Report, which is filed as Exhibit 10 to this report and incorporated herein by reference.

The following table sets forth for the past three years the number of employees employed by the Company based on the employee’s main category of activity and by geographic distribution.

Employees by category

	2002	2003	2004
Research and Development	1,945	1,928	1,868
Manufacturing and Logistics	2,809	2,514	2,512
Business Services	6,611	7,149	6,693
Sales	4,376	4,140	4,192
Service	4,617	4,327	4,013
Accounting and other staff	2,131	2,146	2,037

Total number of employees at November 30,	22,489	22,204	21,315

Average number of employees during the fiscal year	22,480	22,346	21,760

Distribution of employees by geographical areas

	2002	%	2003	%	2004	%
United States	8,730	39	8,969	40	8,340	39
The Netherlands	4,052	18	4,061	18	3,922	18
Germany	3,199	14	3,063	14	3,028	14
France	1,237	5	1,203	6	1,160	5
United Kingdom	1,122	5	1,041	5	1,016	5
Rest of Europe	3,069	14	2,903	13	2,879	14
Rest of the world	1,080	5	964	4	970	5

Total number of employees at November 30,	22,489	100	22,204	100	21,315	100

E. Share ownership

At November 30, 2004, the members of the Supervisory Board held 2,969 Ordinary Shares (in the aggregate) and no rights arising from options listed on the Euronext Options Exchange. At November 30, 2004, none of the members of the Board of Executive Directors held any Ordinary Shares. The Executive Directors are entitled to purchase Ordinary Shares in connection with the Company’s stock option plan, as further described below.

Océ adopted a stock option plan under which it grants to members of the Board of Executive Directors and certain senior executives of the Company options to purchase Océ’s Ordinary Shares and/or share appreciation rights (“SARS”) in respect of Océ’s Ordinary Shares to encourage the long term achievement of the Company’s objectives.

The holder of a SAR has the right to receive a value equal to the difference between the stock market price of the Company’s Ordinary Shares (based on trading on the Euronext Amsterdam stock exchange) on the day of exercise and the exercise price that was fixed on the day of granting the SAR. Upon exercise of a SAR, the holder may receive the payment either in cash or the Company’s Ordinary Shares.

During 2004, the Company granted an aggregate of 500,000 unconditional options and 17,000 SARS to a total of 167 participants under its stock option plan. The terms and conditions of options granted under the stock option plan depend on where an individual resides. Participants who reside in The Netherlands and Belgium received options that are exercisable for nine years after the date on which the options are granted. Participants residing in other countries received options that are exercisable for eight years after the date on which the options are granted. In 2003 SARS were granted to individuals residing in Switzerland that are exercisable for eight years after the date on which the SARS are granted.

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

In 2004, the Company granted 246,000 conditional options to 65 participants. If these criteria are achieved, these 246,000 option rights will become unconditional. The maximum possible number of option rights that may become unconditional is 492,000.

The exercise price of conditional and unconditional options or SARS granted in 2004 outside The Netherlands was based on the opening price per share the Company’s Ordinary Shares on the Euronext Amsterdam stock exchange on the date of grant, which was Euro 11.25 per share. Participants residing in The Netherlands to whom options were granted were offered a choice between an exercise price of Euro 11.25, Euro 12.38, Euro 13.50 or Euro 15.19 per share for tax planning purposes. Holders who elect higher exercise prices are required to pay a lower amount of tax in connection with the grant of the option and the exercise of the option.

Participation in the Company’s stock option plan is regulated under Dutch law to prevent the misuse of inside information. Participants in the stock option plan are prohibited from trading in Océ options on the Euronext Options Exchange in Amsterdam and are not allowed to dispose of or pledge their options. To exercise their options, participants are required to transfer their options to an independent trustee designated by the Company, which then exercises the options according to the instructions given by the participants. Participants can only give such instructions if they are not in possession of inside information of the Company and the Company has not imposed a trading restriction on the exercise of options. The Company typically restricts the exercise of options for a period of 21 stock exchange trading days before publication of the Company’s quarterly results.

As at November 30, 2004, a total of 3,675,500 unconditional option rights or SARS in respect of Ordinary Shares were outstanding at an average exercise price of Euro 13.17. In addition, as at November 30, 2004, a total of 1,280,000 conditional options with an average exercise price of Euro 11.39 were outstanding. The average remaining duration of these options is five years.

The Company’s policy is to repurchase in the open market its Ordinary Shares required to be issued in connection with exercises of options or SARS. The Company may also issue Ordinary Shares that it holds in its treasury to cover commitments under existing stock option plans. During 2004, the Company did not repurchase any its Ordinary Shares to be issued in connection with exercises of options and SARS.

The following table sets forth as at November 30, 2004, the options granted to the members of the Board of Executive Directors after their appointment to the Board.

	Stock Option Plan in Year	Number of Options Granted		Exercise Price in Euro	Outstanding	Expiration Date
R.L. van Iperen	2000 2001 2002 2003 2003 2004 2004	Unconditional Unconditional Conditional Unconditional Conditional	42,000 42,000 21,000 21,000 42,000 21,000 42,000	17.02 18.10 9.77 10.75 10.75 12.21 12.21	42,000 42,000 21,000 21,000 42,000 21,000 42,000	November 26, 2005 November 29, 2006 November 28, 2010 November 27, 2011 November 27, 2011 November 26, 2012 November 26, 2012

J. van den Belt	2000 2001 2002 2003 2003 2004 2004	Unconditional Unconditional Conditional Unconditional Conditional	25,000 35,000 17,500 17,500 35,000 17,500 35,000	16.85 18.10 9.77 10.75 10.75 12.21 12.21	25,000 35,000 17,500 17,500 35,000 17,500 35,000	November 26, 2005 November 29, 2006 November 28, 2010 November 27, 2011 November 27, 2011 November 26, 2012 November 26, 2012

J.F. Dix	2001 2002 2003 2003 2004 2004	Unconditional Unconditional Conditional Unconditional Conditional	35,000 17,500 17,500 35,000 17,500 35,000	18.10 9.77 10.75 10.75 12.21 12.21	35,000 17,500 17,500 35,000 17,500 35,000	November 29, 2006 November 28, 2010 November 27, 2011 November 27, 2011 November 26, 2012 November 26, 2012

The following table sets forth a summary of the Company’s outstanding options and SARS held, in the aggregate, by the Company’s employees as of November 30, 2004.

Stock Option Plan Year	Number of Options Granted		Exercise Price in Euro	Options Forfeited	Exercised Number of Options	Outstanding	Expiration Date*
2000		791,000	16.85-22.98	424,000	—	367,000	November 26, 2004
2001		847,500	18.10-24.44	99,000	—	748,500	November 29, 2005/2006
2002	Unconditional	716,000	9.77-13.19	24,000	95,500	596,500	November 28, 2009/2010
2002	Conditional	392,000	9.77	392,000	—	—	November 28, 2009/2010
2003	Unconditional	793,000	10.75-14.51	5,000	29,000	759,000	November 27, 2010/2011
2003	Conditional	470,000	10.75	78,000	—	392,000	November 27, 2010/2011
2004	Unconditional	692,500	12.21-16.48	2,000	3,000	687,500	November 26, 2011/2012
2004	Conditional	446,000	12.21	50,000	—	396,000	November 26, 2011/2012
2005	Unconditional	517,000	11.25-15.19	—	—	517,000	November 30, 2012/2013
2005	Conditional	492,000	11.25	—	—	492,000	November 30, 2012/2013

TOTAL		6,157,000		1,074,000	127,500	4,955,500

*	As noted above, the length of the exercise period varies depending on where the individual holder resides.

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

The Company believes that the following entities own the following shares of its capital stock as of December 31, 2004:

Title of Class	Identity of Person or Group	Amount Owned	Percent of Class
Ordinary Shares	ING Groep N.V.	7,642,987	8.8%*

	Supervisory Directors	2,969	—

Priority Shares	Foundation Fort Ginkel	30	100%

Cumulative Financing Preference Shares	Stichting Administratiekantoor Preferente Aandelen Océ	20,000,000	100%

Depositary Receipts representing Cumulative Financing Preference Shares	Rabobank Nederland Participatie maatschappij B.V.	6,000,000	30.0%

	Fortis N.V.	6,000,000	30.0%

	ABP-PGGM Capital Holdings N.V.	6,000,000	30.0%

	ING Groep N.V.	2,000,000	10.0%

*	As of December 31, 2004 according to Schedule 13G as filed by ING Group N.V. with the SEC on February 10, 2005.

The Company is unable to determine the number of record holders in the United States. Based on information that the Company has gathered, the Company believes that approximately 19% of its Ordinary Shares are held by United States residents.

To the Company’s knowledge, it is not directly or indirectly owned or controlled by another corporation, foreign government or individual. Except as otherwise described in Item 10.B, the Company does not know of any arrangements which may at a subsequent date result in a change of control of the Company.

B. Related party transactions

As discussed in Item 4, the Company has entered into an agreement with DLL relating to the outsourcing of its financial lease activities in Europe. DLL is a wholly-owned subsidiary of Rabobank. Mr. Berndsen, who served as a Supervisory Director of the Company until March 2, 2004, is also a member of the Board of Supervisory Directors of Rabobank N.V. In addition, Mr. van Iperen is a member of the advisory board of Rabobank N.V. The agreement between DLL and the Company was negotiated on an arm’s length basis.

Except as described in Item 6.A, “Directors and Senior Management” and Item 10.B, “Memorandum and Articles of Association”, the Company is not a party to any transactions or loans with any other party that controls the Company, is controlled by the Company or is under common control with the Company, or any associates, individuals or enterprises with significant control over the Company or key management personnel.

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

Item 8 FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

The Company’s Consolidated Financial Statements are set forth on pages F-1 through F-34.

Dividend policy

Under the Company’s Articles of Association, the Company is required to pay to the holders of the Cumulative Protective Preference Shares, if issued, a dividend per share equal to the percentage of the amount paid on each Cumulative Protective Preference Share and which percentage is the average of the three month’s EURIBOR (Euro Interbank Offered Rate) — weighted according to the number of days during which such percentage was in force — increased or decreased by a premium or discount equal to, at most, two percentage points as fixed by the Executive Board with the approval of the Supervisory Board. No Cumulative Protective Preference Shares are outstanding. The Company is required to pay a dividend to the holders of the Cumulative Financing Preference Shares equal to 6.26% of the amount paid on each Cumulative Financing Preference Share. This amount was amended on December 1, 2004 and may be amended every eight years thereafter. With respect to 2004, the Company will pay a dividend equal to Euro 0.18 (rounded) per Cumulative Financing Preference Share. After a dividend has been paid on the preference shares, the Company is then required to pay a dividend to the holders of the Priority Shares equal to 4% of the par value of these shares. With respect to 2004, the Company will pay a dividend equal to Euro 2 per Priority Share.

Finally, under the law of The Netherlands and under the Company’s Articles of Association, after payment of dividends on the Priority Shares and the Preference Shares, the Company is then required to pay to the holders of its Ordinary Shares a minimum cash dividend equal to 5% of the par value of these shares, divided pro rata among the outstanding Ordinary Shares. In addition, the Executive Board, with the approval of the Supervisory Board, may set aside in reserves part or all of the remaining annual profits to be paid as an additional dividend on the Ordinary Shares and, with the approval of the shareholders, may also pay an additional dividend out of paid in capital and retained earnings. The Company’s general policy is to distribute approximately one-third of the net income attributable to holders of its Ordinary Shares. The dividend distributions in 2001 through 2004 deviated from this policy because of the importance that the Company places on a stable distribution of dividends. In 2004, the Company paid a total cash dividend per ordinary share equal to Euro 0.58 per share, which constitutes 65.0% of the Company’s net income for 2004.

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

B. Significant changes

Except as otherwise disclosed in this report, there has been no significant change in the Company’s business or financial condition since November 30, 2004.

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

The table below sets forth for the periods indicated the high and low stock prices of Océ’s Ordinary Shares (expressed in Euros) on the Euronext Amsterdam stock exchange as reported by the “Officiële Prijscourant”, the official daily newspaper of the Euronext Amsterdam stock exchange, and the low bid and high asked prices of the ADSs (expressed in dollars) on The Nasdaq National Market.

		Euronext Amsterdam Euro per Ordinary Share		Nasdaq Dollars per ADS
		High	Low	High Asked	Low Bid
Annual highs and lows
2000		18.90	11.55	17.75	12.00
2001		18.90	6.15	17.50	6.37
2002		14.05	6.80	13.05	6.69
2003		13.70	6.50	15.59	7.49
2004		16.10	10.60	20.45	13.15

Quarterly highs and lows
2003	First quarter	11.80	7.81	11.99	8.30
	Second quarter	8.88	6.50	10.20	7.12
	Third quarter	12.06	8.45	12.96	10.01
	Fourth quarter	13.70	11.10	15.59	13.00

2004	First quarter	16.10	11.60	20.45	14.13
	Second quarter	15.95	12.18	19.20	15.00
	Third quarter	13.83	11.60	16.90	14.30
	Fourth quarter	13.17	10.60	16.25	13.15

Monthly highs and lows
2004	October	13.17	10.60	16.25	13.15
	November	11.82	10.75	15.34	13.86
	December	11.38	10.80	15.35	14.20
2005	January	12.41	11.00	15.89	14.35

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

B. Memorandum and Articles of Association

The following is a summary of the Company’s current Articles of Association, as amended. As further discussed on page 62 of the 2004 Annual Report, Dutch corporate governance law is determined by legislation and codes of best practices. The Dutch corporate governance code was adopted in December 2003. As a result of this legislation, the Company amended its Articles of Association in 2004, which amendments were approved by its shareholders at an extraordinary meeting on September 8, 2004 and confirmed by notarial deed dated December 23, 2004. Any references in this report to the Articles of Association should be read in conjunction with the Articles, as amended, as filed herewith.

General

Océ N.V. is an international holding company organized under the corporation law of The Netherlands. The Company’s objects are described in Article 2 of the Company’s Articles of Association, as amended, an English translation of which has been filed as Exhibit 1 to this report, and are as follows:

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

Under Article 23 at the Articles of Association, if a member of the Board of Executive Directors, in his private capacity, enters into an agreement with the Company or conducts any legal proceedings against the Company, then the Company may only be represented in those matters by a member of the Board of Executive Directors, a Supervisory Director or other person selected by the shareholders at a general meeting. Article 23 further provides that if a member of the Board of Executive Directors has an interest which conflicts with that of the Company in any other way, he shall be authorized to represent the Company in the same way as the other members of the Board of Executive Directors. The articles do not address the right of a Supervisory Director to vote on a matter in which he is materially interested.

The number of members serving on the Boards of Supervisory Directors and Executive Directors is determined from time to time by the holders of the Priority Shares. In addition, the holders of the Priority Shares have the right to make the binding nominations for Supervisory and Executive Directors, and the shareholders of the Company have the right to fill any vacancies on the Supervisory and Executive Boards, typically at the next general meeting of shareholders after the vacancy exists. In the case of binding nominations, the right of the holders of Priority Shares may be overruled by a vote of two-thirds of the votes cast by the shareholders and the vote must be by a majority of all votes, which all shareholders are entitled to cast.

At each general meeting of shareholders, at least one Supervisory Director must resign; however, a Supervisory Director may be immediately re-appointed. Each member of the Board of Executive Directors serves until resignation (which is agreed at the age of 60 for the Chairman and 62 for each other member), death or removal, with or without cause, by the shareholders. Except on a proposal by the holders of the Priority Shares, no Supervisory or Executive Director may be removed without a vote of two-thirds of the votes cast by the shareholders and the vote must be a majority of all votes which all shareholders are entitled to cast.

The remuneration of the Supervisory Board is fixed by the general meeting of shareholders, and the remuneration of the Executive Directors is fixed by the Supervisory Board upon the recommendation of the Remuneration Committee.

Article 19 of the Articles of Association outlines the procedures to be followed by the Boards of Supervisory and Executive Directors relating to investments and financing activities of the Company. Decisions of the Board of Executive Directors relating to a substantial change in the identity or character of the Company or its business must be approved by the general meeting of shareholders, which events specifically include transfer of the business or substantially all of the business to a third party, entering into or terminating long-term cooperation of the Company or a subsidiary with a third party or as a partner with unlimited liability in limited or general partnership if such cooperation or termination is of far-reaching importance, and acquiring or disposing of capital of a company that has a value of at least one-third of the total assets of the Company on a consolidated basis. Under Article 19, the Board of Supervisory adopts an annual budget of proposed investments and financing. The Executive Directors may not adopt a resolution without the prior approval of the Board of Supervisory Directors to enter into any new credit facility, borrow any money or make any investments that are not included within the plan or exceed Euro 5 million.

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

Cumulative Protective Preference Shares

Although none of the Cumulative Protective Preference Shares are currently issued, the Company has an irrevocable obligation to issue to the Lodewijk Foundation upon its request to the Company, a number of Cumulative Protective Preference Shares equal to the total nominal value of the Ordinary Shares and the Priority Shares. The directors of the Lodewijk Foundation are N.J. Westdijk (Chairman), S.D. de Bree and M.W. den Boogert. The by-laws provide that none of the directors of the Foundation may be a member of the Supervisory or Executive Boards of the Company or its subsidiaries or be a member of the family of a member of such Boards; an employee of the Company or its subsidiaries; an advisor (including auditor, notary and attorney) with whom the Company or its subsidiaries has a regular ongoing relationship; a person who was formerly a member of the Company’s Supervisory or Executive Boards or an employee of the Company or its subsidiaries; a person who was, within the past three years, an advisor with whom the Company or its subsidiaries had a regular ongoing relationship; or a director or employee of a bank or other financial institution with which the Company has a permanent and significant relationship.

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

Ordinary Shares

As of November 30, 2004, 87,268,562 Ordinary Shares were outstanding. Océ has outstanding American Depositary Shares (“ADSs”) representing Océ’s Ordinary Shares, which have been deposited with Morgan Guaranty Trust Company of New York as Depositary, and evidenced by American Depositary Receipts (“ADRs”). The ADRs are publicly traded on The Nasdaq National Market.

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

Dividends

The requirements under the Articles of Association and the Company’s related policy regarding the payment of dividends are set forth in Item 8 “Financial Information”.

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

General Meetings of Shareholders

The annual general meeting of shareholders must be held within six months after the close of the fiscal year. General meetings of shareholders will be convened by the Executive Board not later than on the fifteenth day prior to such meeting. Notice of any general meeting of shareholders must be advertised in at least one daily newspaper having national circulation in The Netherlands and in the Official Price Journal of the Euronext Amsterdam. All holders of Priority or Finance Preference Shares will be admitted after the Company receives written notification and holders of bearer shares will be admitted by showing a voucher of deposit of their shares. Shareholders of the Company who solely or jointly represent 1% of the Company’s issued and outstanding capital stock or capital stock with a value or Euro 50 million may present proposals for consideration up to 30 days prior to the date of the meeting, provided that this provision will not be applicable if in the opinion of the Supervisory Board or the Executive Board, a major interest is opposed thereto.

There are no limitations under Dutch law or in the Company’s Articles of Association on the right of persons who are not citizens or residents in The Netherlands to hold or vote Ordinary Shares. See also “Share ownership” under Item 6.E.

The Company’s Articles of Association do not require shareholders to disclose their shareholdings. The Substantial Shareholders Notification Act (“WMZ”) however requires holders of voting securities of a corporation whose shares are listed on a Dutch stock exchange to notify the Autoriteit Financiële Markten (“Dutch Securities Board”) of the number of shares they hold if that number reaches, exceeds or falls below specified thresholds. These thresholds are 5%, 10%, 25%, 50% and 66 2/3% of the Company’s outstanding voting rights. Each Executive Director and Supervisory Director is required to notify the Dutch Securities Board if he acquires or sells any equity or debt securities of the Company.

Extraordinary Meetings of Shareholders

Extraordinary meetings of the shareholders may be held at the request of the Board of Executive Directors, the chairman of the Supervisory Directors, two Supervisory Directors or shareholders that hold at least 10% of the Company’s issued and outstanding capital stock. The agenda for the meeting will be presented by the party that called the meeting. Shareholders of the Company, who solely or jointly represent 1% of the Company’s issued and outstanding capital stock or capital stock with a value of Euro 50 million, may also present proposals for consideration up to 30 days prior to the date of the meeting, provided that this provision will not be applicable if in the opinion of the Supervisory Board or Executive Board, a major interest is opposed thereto. Resolutions may be adopted by an absolute majority unless otherwise permitted by law or in the Company’s Articles of Association.

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

Historically, such authorizations have been requested and granted at each annual general meeting of shareholders for the maximum number of shares allowed by the Company’s Articles of Association. At the 2004 annual meeting, the shareholders approved a resolution permitting the Company to purchase its own fully paid shares within the above limitations for a period of eighteen months from the date of the 2004 annual general meeting of shareholders.

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

Certificates for Shares and their Transfer

All shares of the Company’s capital stock are registered shares. The Ordinary Shares are included in the giro depository, as referred to in the Act of Giral Securities Transactions (Wet Giraal Effectenverkeer). Transfers and deliveries of Ordinary Shares are made by institutions affiliated with the giro depository on behalf of the shareholders. Ownership of Priority Shares and preference shares are registered in a register maintained by the Board of Executive Directors.

Change of Control

The arrangements with Foundation Fort Ginkel and the Lodewijk Foundation permit these foundations together to exercise control of the management of the Company and to prevent acquisition of control of the Company by any person in a transaction not approved by management.

Indemnification

The Company will reimburse members of the Board of Executive Directors and the Supervisory Board, as well as their former members, for costs related to the fulfillment of their duties, which costs include the cost of defense against claims for compensation on the grounds of acts or omissions in fulfillment of their duties and other legal or administrative proceedings in which they are involved as members of such Boards. The Company will also indemnify members of such Boards, as well as their former members, against any financial loss that is a direct result of these claims. These provisions do not apply if and to the extent it is definitively established that the act or omission that gave rise to the claim was manifestly improper or seriously culpable. The Company is authorized to take out professional liability insurance on the members of such Boards.

C. Material contracts

The following is a summary of certain terms of the material contracts included as exhibits to this report. This summary is qualified by reference to the actual terms of the agreements.

In November 2002, the Company entered into a private label agreement with De Lage Landen International B.V. (“DLL”). Under the terms of this agreement, the Company agreed to outsource its lease activities and transfer existing financial leases in The Netherlands, Belgium, Spain, France, Germany and the United Kingdom/Ireland to DLL upon terms and conditions to be agreed upon. The initial term of this agreement is five years, and after the fourth year of the agreement, either party must give 12 month’s notice to terminate the agreement. See also the discussion regarding this agreement under Item 4 “Outsourcing of Financial Leases”.

The Company has also entered into service contracts with each of the three members of the Board of Executive Directors of the Company. Specifically, the Company entered into a service contract dated February 1, 1995 with R. L. van Iperen, a service contract dated March 10, 1998 with J.F. Dix, and a service contract dated November 22, 2000 with J. van den Belt (the “Service Contracts”).

Each of the Service Contracts set forth, among other things, the responsibilities, conditions to employment and remuneration of the respective member of the Board of Executive Directors. See also the discussion in Item 6 “Compensation”, which outlines in more detail the remuneration of each of the Members of the Board of Executive Directors.

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

Pursuant to the provisions of the U.S. Tax Treaty, dividends paid by the Company to a shareholder who is a resident of the United States for tax purposes, are generally eligible for a reduction in the Dutch withholding tax rate to 15%, unless (i) the beneficial owner of the dividends carries on business in The Netherlands through a permanent establishment, or performs independent personal services in The Netherlands from a fixed base, and the Ordinary Shares form part of the business property of such permanent establishment or pertain to such fixed base (in which case, the dividends are included with the owner’s other business income for Dutch tax purposes and are not subject to Dutch withholding tax), or (ii) the beneficial owner of the dividends is not entitled to the benefits of the U.S. Tax Treaty under its “treaty-shopping” provisions. Dividends paid to qualifying exempt U.S. pension trusts and qualifying exempt U.S. organizations are exempt from Dutch withholding tax under the U.S. Tax Treaty. However, qualifying exempt U.S. organizations must accept payment of the dividend net of the 25% withholding tax and then apply for a refund.

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

Net wealth tax

The Netherlands does not impose a net wealth tax with respect to the ownership of Ordinary Shares by a non-resident individual or corporation.

Estate and gift taxes

Except where Ordinary Shares are attributable to a permanent establishment or permanent representative of the shareholder in The Netherlands, no estate, inheritance or gift taxes are imposed by The Netherlands on the transfer of Ordinary Shares if, at the time of death or transfer, the shareholder or transferor is not a resident of The Netherlands.

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

F. Dividends and paying agents

Not applicable.

G. Statement by experts

Not applicable.

H. Document on display

Copies of the documents concerning the Company referred to herein may be obtained by writing to the Secretary of the Company. In addition the Company’s 2004 (in Dutch or English) Annual Report is available on request from the Secretary of the Company. The annual report is also published in English and in Dutch on the Company’s web site at: http://www.oce.com.

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

You may read and copy any document the Company files with the SEC at its public reference facility at 450 Fifth Street, N.W., Washington DC 20549. The SEC also maintains a website that contains reports and other information regarding registrants that are required to file electronically with it. The address of this website is http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

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

Foreign Exchange Risks

As a global company with operations in 80 countries, Océ achieves approximately 60% of its revenues outside of the Eurozone. In order to minimize its risks related to differences between the Euro (the currency in which Océ prepares its financial statements) and currencies outside of the Eurozone, the prices charged by Océ are generally denominated in customers’ local currency. In addition, to the greatest extent possible, the expenses related to the revenues from sales in non-Euro currencies are also denominated in the same currency as the revenue from the sale (such as labor expenses). However, because most of Océ’s machines are manufactured in the Eurozone, a foreign exchange risk arises with respect to the flow of machines outside of the Eurozone. At Océ, these net currency flows (also called “transaction exposure”) are the subject of an active foreign exchange management policy, which is implemented in close consultation with the Board of Executive Directors.

The Company’s current policy is to hedge on a rolling twelve month basis up to 80% of its net foreign currency flows (mainly in the U.S. dollar). For this purpose, the Company uses a number of financial instruments, particularly forward foreign exchange contracts, which are listed in Note 23 to the Consolidated Financial Statements. The contract value and the result of forward foreign exchange contracts as of November 30, 2004 and 2003, respectively, were:

•	For cash flows in 2004 Euro 225.0 million and Euro 7.9 million and in 2003 Euro 187.1 million and Euro 8.2 million; and

•	For (intercompany) loans in 2004 Euro 79.8 million and Euro 1.3 million and in 2003, Euro 148.0 million and Euro 1.7 million.

The Company does not, however, hedge against currency translation exposures.

The hypothetical impact on operating income if the U.S. dollar (which is very relevant for the Company, because its U.S. revenues amount to 35% of its total revenues) changes compared with the Euro by 12% would be Euro 13 million for 2005 assuming that no other measures had been taken as protective measures against this decrease. The transfer of manufacturing activities to the Far East will decrease the net level of the Company’s exposure to the U.S. dollar because payment for those goods will be made in U.S. dollars.

Interest Rate Risk

Most of the Company’s interest revenues originate from market placements of machines under financial lease contracts as described in Item 4, “Information on the Company”. Océ financial lease contracts usually contain a fixed interest that corresponds to the rates charged by external leasing businesses. These contracts are generally financed by interest-bearing capital with an interest rate fixed for the duration of the contracts.

Océ uses interest rate instruments to manage its risk related to fixed and variable interest rate exposures, which are listed in Note 23 to the Consolidated Financial Statements attached hereto. Océ’s primary objective is to prevent a disparity between the portfolio of rentals and leases and the financing obtained by the Company to support the portfolio of the Company. Océ’s goal is to achieve a ratio of 60% to 80% between the fixed-interest assets and related liabilities. The Company had entered into interest rate swap contracts with the contract value/notional principal value of Euro 431.5 million with a market value of interest rate instruments of Euro 21.0 million at November 30, 2004 and the contract value/notional principal value of Euro 835.7 million with a market value of interest rate instruments of Euro 21.0 million at November 30, 2003.

The aggregate hypothetical loss in earnings on an annual basis on all financial instruments and derivative instruments, held by the Company at November 30, 2004, that would have resulted from a hypothetical increase in interest rates of 10 percent, sustained for one year, is considered not to be significant in view of the hedging operations undertaken.

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

Credit risks are reduced by doing business solely with financial institutions that have a high credit rating, with fixed limits being applicable to each institution.

See also Item 3.D, “Risk factors”.

Item 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Item 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

As a result of the adoption of the Dutch corporate governance code in December 2003, during 2004 the Company amended its Articles of Association. A copy of the Articles of Association, as amended, are included as an exhibit to this report on Form 20-F. The amendments affect the Company’s Ordinary Shares, Preference Shares and Priority Shares. The amendments are reflected in the description of the Articles of Association in Item 10.B, “Memorandum and Articles of Association” above. The general effect of the modifications were to reflect changes in the legislation governing the Company as a result of the adoption of the Dutch corporate governance code and to reflect other developments in the area of corporate governance and for reasons of a practical nature.

Item 15 CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company’s principal executive officer and principal financial officer have evaluated the effectiveness of the Company’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) at November 30, 2004 (the “Evaluation Date”). Based upon their evaluation, the principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by the Company in the reports filed or submitted by it under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and to provide reasonable assurance that information required to be disclosed by the Company in such reports is accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. While the Board of Executive Directors believes that the present design of the Company’s disclosure controls and procedures are effective to provide reasonable assurance that the controls and procedures will achieve their objectives, future events affecting Océ’s business may cause the Company to significantly modify its disclosure controls and procedures or its internal control over financial reporting. The design of a control system inherently has limitations, including that the benefits of controls must be considered relative to their costs. Additionally, controls can be circumvented by the individual acts of some persons, or by collusion of two or more people. Therefore, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objective.

Changes in Internal Controls over Financial Reporting

During the year ended November 30, 2004, there have not been any significant changes in the Company’s “internal control over financial reporting” (as such term is defined in Rule 13a-15(f) under the Exchange Act) that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A AUDIT COMMITTEE FINANCIAL EXPERT

The members of the Audit Committee are all independent members of the Supervisory Board (as the term “independence” is defined under the NASDAQ listing rules applicable to the Company). The Supervisory Board has determined that Mr. Arentsen qualifies as the Audit Committee financial expert. For the portion of 2004 before Mr. Arentsen joined the Supervisory Board, Mr. Berndsen was determined to qualify as the Audit Committee financial expert.

Item 16B CODE OF ETHICS

The Company has adopted a Code of Ethics, which states its ethical principles with respect to various subjects. The Code of Ethics is applicable to the following employees of the Company:

•	the Members of the Executive Board of Océ N.V.;

•	the Group Controller;

•	the Corporate Treasurer;

•	the Group Internal Auditor;

•	the Manager of the Corporate Tax Department

•	the Manager Investors Relations;

•	the Controllers of the Océ operating companies;

•	the Controllers of the Strategic Business Units; and

•	any employee designated by the Group Controller, who will keep a current register of such designated persons.

The Company’s Code of Ethics is posted on it website at www.oce.com. No amendments were made to, and no waivers were granted under the Company’s Code of Ethics in respect of, the Company’s principal executive officer, principal financial officer or principal accounting officer in 2004.

Item 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers Accountants N.V. has served as the Company’s principal independent accountant for each of the three year periods ended November 30, 2004. The following table presents the aggregate fees in Euros for audit services and other services rendered by PricewaterhouseCoopers in 2004 and 2003.

Year ended November 30, (Amounts in thousands)	2003	2004
Audit Fees	2,191	2,597
Audit-Related Fees	555	1,130
Tax Fees	674	666
All Other Fees	0	0

Total	3,420	4,393

Audit Fees

Audit fees paid by the Company to PricewaterhouseCoopers relate to the services provided by PricewaterhouseCoopers for the audit of the Company’s annual consolidated financial statements included in this annual report on Form 20-F and for services that are normally provided in connection with local statutory and regulatory filings or engagements of the Company.

Audit-Related Fees

Audit-related fees paid by the Company to PricewaterhouseCoopers relate to services provided by PricewaterhouseCoopers to the Company that are reasonably related to the performance of the audit of the Company’s consolidated financial statements.

The audit-related fees mainly include the following services provided by PricewaterhouseCoopers to the Company in 2004:

•	advisory services related to Sarbanes-Oxley Section 404;

•	advice related to the conversion from Dutch GAAP to IFRS; and

•	accounting consultation relating to Dutch GAAP, U.S. GAAP and IFRS.

The audit-related fees mainly include the following services provided by PricewaterhouseCoopers to the Company in 2003:

•	advisory services related to Sarbanes-Oxley Section 302;

•	advice related to the conversion from Dutch GAAP to IFRS; and

•	accounting consultation relating to Dutch GAAP, U.S. GAAP and IFRS.

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

During 2004, none of the audit-related, tax-related or other services were approved by the Audit Committee pursuant to paragraph
(c)(7)(i)(C) of Rule 2.01 of Regulation S-X.

Item 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases by or on behalf of Océ or any “affiliated purchaser” of its equity securities during 2004.

PART III

Item 17 FINANCIAL STATEMENTS

See Item 19.

Item 18 FINANCIAL STATEMENTS

See Item 19.

Item	19 EXHIBITS

(a) The following financial statements are being filed as part of this annual report:

(b) The following exhibits are being filed as part of this annual report:

1.	Articles of Association as confirmed by notarial deed as of April 9, 1999, as amended as confirmed by notarial deed as of December 23, 2004 (English translation)*

4.	Material Contracts

(a)	Service Contract between the Company and R.L. van Iperen (English translation)**

(b)	Service Contract between the Company and J. van den Belt (English translation)**

(c)	Service Contract between the Company and J.F. Dix (English translation)**

(d)	Redacted Private Label Program Agreement between the Company and De Lage Landen International B.V. (English translation) (Portions of this exhibit were omitted pursuant to a request for confidential treatment and were filed separately with the office of the Secretary of the Securities and Exchange Commission).**

8.	Subsidiaries of Océ N.V.*

10.	Annual Report 2004, which has been translated into English from Dutch.*

12.	Certifications required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.*

13.	Certifications required under 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

*	Filed herewith.
**	Filed as an Exhibit to the Company’s Annual Report on Form 20-F, as amended, for the fiscal year ended November 30, 2002 and incorporated herein by reference.

OCÉ N.V. AND SUBSIDIARIES

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Supervisory Directors and the Board of Executive Directors of Océ N.V.

In our opinion, the accompanying consolidated financial statements listed in the index appearing on F-1 present fairly, in all material respects, the financial position of Océ N.V. and its subsidiaries at November 30, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2004 in conformity with accounting principles generally accepted in the Netherlands. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in the Netherlands vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 26 to the consolidated financial statements.

Amsterdam, The Netherlands

February 28, 2005

PricewaterhouseCoopers Accountants N.V.

OCÉ N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended November 30,
	2002	2003	2004	2004
	(in thousands except per share amounts)
	Euro	Euro	Euro	$*
Net sales	1,792,144	1,552,760	1,563,783	2,073,420
Rentals and service	1,267,485	1,118,939	1,020,493	1,353,072
Interest from financial leases	116,514	97,564	68,177	90,396

Total revenues	3,176,143	2,769,263	2,652,453	3,516,888

Cost of sales	1,076,531	943,820	938,855	1,244,828
Cost of rentals and service	771,117	660,230	610,203	809,068

Gross margin	1,328,495	1,165,213	1,103,395	1,462,992

Selling expenses	704,847	623,660	614,969	815,387
Research and development expenses	212,830	208,321	208,105	275,927
General and administrative expenses	184,747	183,226	162,044	214,854
Impairment	—	25,175	7,888	10,459

	1,102,424	1,040,382	993,006	1,316,627

Operating income	226,071	124,831	110,389	146,365

Financial expense (net)(Note 19)	54,101	30,552	18,089	23,984

Income before income taxes, equity in income of investments in minority interests and minority interest	171,970	94,279	92,300	122,381

Income taxes (Note 18)	57,425	30,522	12,196	16,171

Income before equity in income of investments in minority interests and minority interest	114,545	63,757	80,104	106,210

Equity in income of investments in minority interests	279	90	507	672

Income before minority interest	114,824	63,847	80,611	106,882

Minority interest in net income of subsidiaries	2,293	2,385	2,535	3,361

Net income	112,531	61,462	78,076	103,521

Basic earnings per ordinary share	1.30	0.69	0.89	1.18

Diluted earnings per ordinary share	1.29	0.69	0.88	1.17

Net income in accordance with US GAAP (Note 26)	65,008	50,718	59,302	78,630

Earnings per ordinary share in accordance with US GAAP
Basic	0.73	0.57	0.67	0.89

Diluted	0.73	0.56	0.66	0.88

*	See Note 0 Summary of significant accounting principles

The accompanying Notes are an integral part of these Consolidated Financial Statements.

OCÉ N.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	November 30,
	2003	2004	2004
	(in thousands)
	Euro	Euro	$*
CURRENT ASSETS:

Cash and cash equivalents (Note 1)	55,709	313,060	415,086
Prepaid expenses	24,330	17,025	22,573
Accounts receivable (Note 2)	578,495	535,415	709,907
Financial lease receivables (Note 7)	348,911	172,495	228,711
Inventories (Note 3)	310,404	317,335	420,754

Total current assets	1,317,849	1,355,330	1,797,031

FIXED ASSETS:

Intangible fixed assets (Note 4)	48,721	37,207	49,333

Property, plant and equipment (Notes 5 and 15)	430,527	423,490	561,505
Rental equipment (Note 6)	63,279	57,891	76,758

Tangible fixed assets	493,806	481,381	638,263

Investments in minority interests	2,535	1,553	2,059
Financial lease receivables (Note 7)	451,848	230,962	306,233
Other long term assets (Note 8)	106,503	126,654	167,931

	560,886	359,169	476,223

Total fixed assets	1,103,413	877,757	1,163,819

TOTAL ASSETS	2,421,262	2,233,087	2,960,850

*	See Note 0 Summary of significant accounting principles

The accompanying Notes are an integral part of these Consolidated Financial Statements.

OCÉ N.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	November 30,
	2003	2004	2004
	(in thousands except share amounts)
	Euro	Euro	$*
CURRENT LIABILITIES:
Borrowings under bank lines of credit (Note 9)	1,638	15,052	19,957
Short term borrowings (Note 9)	888	—	—
Current portion of long term debt (Note 9 and 11)	165,895	27,790	36,847
Accounts and notes payable, trade	132,593	132,411	175,564
Other current- and accrued liabilities (Note 17)	345,934	306,014	405,744
Deferred income (Note 10)	45,830	45,155	59,871

Total current liabilities	692,778	526,422	697,983

LONG TERM DEBT:
Long term debt (Note 11)	380,793	438,409	581,286

Total long term debt	380,793	438,409	581,286

LONG TERM LIABILITIES (PROVISIONS):
Deferred income taxes (Note 18)	29,325	6,918	9,173
Long term provisions (Note 12)	566,779	509,059	674,961

Total long term liabilities	596,104	515,977	684,134

COMMITMENTS AND CONTINGENT LIABILITIES
(Note 14)

MINORITY INTEREST	38,822	38,209	50,661

SHAREHOLDERS’ EQUITY (Note 13):
Priority Shares	2	2	3
(30 with a nominal or par value Euro 50)
Ordinary Shares
(87,268,562) with a nominal or par value Euro 0.50)	43,631	43,634	57,854
Financing Preference Shares
(20,000,000 with a nominal or par value Euro 0.50)	10,000	10,000	13,259
Paid-in capital	511,408	511,445	678,125
Legal reserve	592	2,441	3,237
Retained earnings	200,147	208,863	276,931
Accumulated translation adjustment	-114,477	-140,391	-186,144
Net income	61,462	78,076	103,521

Total shareholders’ equity	712,765	714,070	946,786

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	2,421,262	2,233,087	2,960,850

*	See Note 0 Summary of significant accounting principles

The accompanying Notes are an integral part of these Consolidated Financial Statements.

OCÉ N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended November 30,
	2002	2003	2004	2004
	(in thousands)
	Euro	Euro	Euro	$*
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	40,133	37,385	55,709	73,865

CASH FLOW FROM OPERATING ACTIVITIES:
Net income	112,531	61,462	78,076	103,521
Adjustments to reconcile net income to cash flow generated by operating activities:
Depreciation and amortization	197,150	173,370	147,626	195,737
Impairment	—	25,175	7,888	10,459
Additions to rental equipment	-106,884	-83,025	-116,797	-154,861
Proceeds from sale of rental equipment	77,181	67,747	77,268	102,450
Financial lease receivables	-11,143	45,347	74,337	98,563
Equity in income of investments in minority interests	-3	271	-402	-533
Net income for minority interests	—	2,385	2,535	3,361
Long term liabilities (provisions)	27,633	-41,241	-104,640	-138,742
Changes in working capital:
Accounts receivable and other receivables	69,888	70,786	30,938	41,020
Provisions for financial lease receivables, inventories and accounts receivable	59,162	52,140	42,470	56,311
Inventories	20,525	5,458	-63,003	-83,536
Trade accounts payable	4,901	-31,342	1,806	2,395
Net change in other working capital accounts **	-4,687	-8,992	-41,329	-54,798

Total cash flow from operating activities	446,254	339,541	136,773	181,347

CASH FLOW FROM INVESTING ACTIVITIES:
Additions to intangible fixed assets	-19,370	-11,497	-9,354	-12,402
Additions to property, plant and equipment	-115,936	-97,129	-86,738	-115,006
Other long term financial assets	-4,635	-1,925	3,340	4,428
Divestment of intangible fixed assets	—	94	—	—
Proceeds from sale of property, plant and equipment	14,684	16,599	12,910	17,117
Acquisition of minority interests	-23	-17	—	—
Proceeds from disposition of minority interests	930	5	1,305	1,730
Proceeds from sale of lease portfolio	70,800	79,768	312,254	414,018
Acquisitions (disposal) at net asset value (net of cash)	-55,008	2,379	—	—

Total cash flow from investing activities	-108,558	-11,723	233,717	309,885

CASH FLOW FROM FINANCING ACTIVITIES:
Proceeds from long term debt	132,904	9,116	141,476	187,583
Repayment of long term debt	-123,635	-329,623	-76,524	-101,463
Borrowings and current portion of long term debts	-300,386	81,727	-124,822	-165,502
Movement repurchased shares Option Plan	-6,047	-924	1,074	1,424
Dividends paid	-52,336	-51,963	-51,971	-68,908
Minority interests	-1,004	-3,361	-3,099	-4,109
Other	-5,320	—	—	—

Total cash flow from financing activities	-355,824	-295,028	-113,866	-150,975
Effect of exchange rate changes	15,380	-14,466	727	964

CASH AND CASH EQUIVALENTS, END OF YEAR	37,385	55,709	313,060	415,086

*	See Note 0 Summary of significant accounting principles
**	See details on next page

The accompanying Notes are an integral part of these Consolidated Financial Statements.

OCÉ N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended November 30,
	2002	2003	2004	2004
	(in thousands)
	Euro	Euro	Euro	$*
SPECIFICATION OF NET CHANGE IN OTHER WORKING CAPITAL ACCOUNTS:
Prepaid expenses	410	5,138	6,360	8,433
Income taxes	24,896	12,205	-31,173	-41,332
Value added taxes, social security and other taxes payable	-1,176	2,929	1,823	2,417
Pension liabilities	-3,779	-2,395	-586	-777
Other liabilities	-24,551	-3,229	-8,665	-11,489
Accrued liabilities	-5,146	-17,037	-9,764	-12,946
Deferred income	4,659	-6,603	676	896

	-4,687	-8,992	-41,329	-54,798

Supplemental cash flow information:

Income taxes paid (net)	-4,060	-24,624	-92,627	-122,814
Interest received (net)	52,328	61,540	44,373	58,834

Non cash transactions:

Conversion of convertible bonds into share capital	9	8	40	53

*	See Note 0 Summary of significant accounting principles

The accompanying Notes are an integral part of these Consolidated Financial Statements.

OCÉ N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

0. Summary of significant accounting principles

Basis of presentation

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

The financial year of the Company commences at December 1 and closes at November 30 of the subsequent year.

The dollar amounts at November 30, 2004 and for the period then ended have been presented solely for the convenience of readers of these financial statements in the United States of America and have been translated from Euros at the rate of $ 1.3259 per Euro 1, the Noon Buying Rate on November 30, 2004. Such translation should not be construed as a representation that the Euro amounts could be converted into dollars at this or any other rate.

New accounting principles applied

The accounting principles applied in financial year 2004 are unchanged compared to the previous year, except for the modifications made to the balance sheet classifications. These changes had no impact on the results and equity and have been made in order to ensure a better link-up with the International Financial Reporting Standards [IFRS] that will become applicable to Océ as from the 2006 financial year. The principal changes relate to the reclassification of showroom machines from inventories to property, plant and equipment and the classification of all software, which was previously included partly under property, plant and equipment, under intangible assets.

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

For names of subsidiaries and investments in minority interests see pages 123 and 124 of the Océ Annual Report 2004, which are incorporated herein by reference. Intercompany transactions and account balances have been eliminated upon consolidation. Unrealized gains on transactions between Group companies are eliminated. Unrealized losses are eliminated unless it is clear that no margin has been realized on inventories transferred.

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

Research and development expenses

Research costs are charged direct to the Statement of Operations. Product development costs are capitalized when it is probable that the project will be a success considering its commercial and technological feasibility, and costs can be measured reliably.

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

Option Plan

To encourage the long term achievement of the Company’s objectives Océ operates a Stock Option Plan under which decisions are taken each year on the granting to certain senior company executives of option rights and/or Share Appreciation Rights (SARs) in respect of ordinary shares in Océ.

Options have an exercise price equivalent to the stock market price on the date of granting. The difference between the stock market price of the shares on the day of exercise and the exercise price is charged to equity having taken into account the repurchased shares for this option plan.

In 2004 the option plan for the members of the Board of Executive Directors was replaced by a share plan. At the beginning of 2005 shares will be conditionally granted to the members of the Board of Executive Directors for the first time. During 2005 the option plan for the other participants will also be replaced by a share plan, under which shares will be granted in 2006.

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

Intangible fixed assets

Intangible fixed assets are valued at historical cost, less cumulative depreciation and any impairments.

As of fiscal year 2001 goodwill and other intangible assets arising from acquisitions are capitalized and amortized on a straight line basis over the estimated economic lifetime, with a maximum of twenty years. Software development costs, including costs incurred to purchase third party software, are capitalized when the Company has determined that the software is technologically feasible and additional functionality is created and generates economic benefits for several years. Capitalization of software costs ceases when the software is substantially complete and is ready for its intended use.

Straight-line amortizations are charged at fixed percentages of the value of the historical cost and are based on the estimated economic lifetime of the assets, as follows:

• Goodwill	10 to 20 years,
• Software	3 to 5 years,
• Technology	5 to 10 years,
• Customer base	6 years,
• Trade marks	10 years,
• Other	3 years.

Property, plant and equipment

Property, plant and equipment are valued at historical cost, less cumulative depreciation and any impairments. Straight-line depreciation is charged at a fixed percentage of the historical costs and is based on the estimated economic lifetime of the assets, as follows:

• Property and plant	20 to 50 years,
• Production machines	8 to 10 years,
• Factory and office equipment	3 to 10 years,
• Vehicles	4 or 5 years.

Depreciation of specific pieces of equipment used for the manufacture of machines takes place pro rata to the expected number of units to be manufactured.

Certain assets which are acquired under a financial lease contract are capitalized.

Rental equipment

Rental equipment is valued at historical manufacturing costs plus directly related indirect costs for making it effectively operational at the customer. Depreciation takes place on a straight-line basis over the estimated economic lifetime of 3 to 5 years.

Inventories

Inventories are valued at the lower of costprice, in accordance with the first-in first-out method, or market value. Allowances have been made for obsolescence.

Investments in minority interests

Investments in minority interests are included at acquisition cost plus equity in undistributed earnings as determined by the accounting principles applied in these Consolidated Financial Statements.

Financial lease receivables

This comprises the long term receivables and residual values in respect of financial lease contracts. The valuation is based on the present value of the contracted terms, taking into account the risk of uncollectability.

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

Long term liabilities (provisions)

Pension liabilities exist both under ‘defined contribution’ schemes and under ‘defined benefit’ schemes. In most countries the latter schemes are mainly insured by external funds. In the case of a defined contribution scheme the contribution is booked as a charge in the year to which it relates. In defined benefit schemes the entitlements are calculated according to the ‘projected unit credit’ method. All actuarial gains and losses, above a threshold of 10% of the (highest of the) pension liabilities or fair value of the pension assets, are charged to the Statement of Operations over the remaining periods of service. Changes in pension plans and back service costs are charged direct to the Statement of Operations provided that they are unconditional in nature. These calculations are made annually by qualified actuaries. The pension liabilities as recognized in the balance sheet are shown at the net present value of the promised pension entitlements at balance sheet date, less the fair value of the pension assets and after adding or deducting the actuarial gains or losses that have not yet been incorporated in the result and the back service costs.

Early retirement liabilities relate to specific mostly individual agreements.

Long service leave liabilities relate in most cases to statutory liabilities, whereby an amount related to the salary is payable for each year of service. Payments take place upon leaving company service. These also include jubilee provisions.

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

Realized and unrealized gains and losses on foreign currency contracts which hedge the (intercompany) loans in foreign operations are recorded in the Statement of Operations.

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

1. Cash and cash equivalents

Cash and cash equivalents include time deposits of Euro 11.4 million and Euro 286.7 million at November 30, 2003 and 2004, respectively. For the purpose of the Consolidated Statements of Cash Flows, prepared in accordance with IAS 7, the Company considers all highly liquid instruments with an original maturity date of three months or less as cash equivalents.

2. Accounts receivable

Accounts receivable consist of the following:

	November 30,
	2003	2004
	(in thousands)
	Euro	Euro
Trade accounts receivable	502,555	451,911
Discounted trade bills	-324	-11
Current income tax	9,256	25,555
Other	67,008	57,960

Total	578,495	535,415

Allowances for doubtful accounts amounts to Euro 53.7 million and Euro 54.0 million at November 30, 2003 and 2004, respectively.

3. Inventories

Inventories consist of the following:

	November 30,
	2003	2004
	(in thousands)
	Euro	Euro
Raw materials and other materials	39,733	35,723
Semi-finished products and spare parts	107,048	135,087
Finished products and trade stock	163,623	146,525

Total	310,404	317,335

Allowances for obsolescence are in total Euro 165.8 million and Euro 178.8 million at November 30, 2003 and 2004, respectively.

4. Intangible fixed assets

Intangible fixed assets consist of the following (in thousands):

	Goodwill	Software	Technology	Customer base	Trademarks and other	Total
	Euro	Euro	Euro	Euro	Euro	Euro
At December 1, 2002
Acquisition value	31,687	41,709	8,112	13,324	5,731	100,563
Accumulated amortization	3,181	6,866	1,544	2,238	596	14,425

Book value	28,506	34,843	6,568	11,086	5,135	86,138

Movements in book value in 2003:
Expenditure	—	10,212	696	589	—	11,497
Divestments	—	94	—	—	—	94

Net investments	—	10,118	696	589	—	11,403

Amortization	2,701	10,189	1,468	1,650	534	16,542
Impairment	13,530	—	900	8,351	—	22,781
Foreign currency translations	-2,893	-3,639	-978	-1,153	-834	-9,497

At November 30, 2003	9,382	31,133	3,918	521	3,767	48,721

At December 1, 2003
Acquisition value	28,087	47,312	7,399	11,669	4,756	99,223
Accumulated amortization	18,705	16,179	3,481	11,148	989	50,502

Book value	9,382	31,133	3,918	521	3,767	48,721

Movements in book value in 2004:
Expenditure	756	6,608	1,990	—	—	9,354
Reclassification	—	7,891	-73	268	—	8,086
Amortization	1,063	15,749	1,588	201	444	19,045
Impairment	7,207	—	—	280	—	7,487
Foreign currency translations	-264	-1,560	-271	—	-327	-2,422

At November 30, 2004	1,604	28,323	3,976	308	2,996	37,207

At December 1, 2004
Acquisition value	11,652	71,859	8,737	10,969	4,305	107,522
Accumulated amortization	10,048	43,536	4,761	10,661	1,309	70,315

Book value	1,604	28,323	3,976	308	2,996	37,207

5. Property, plant and equipment

Property, plant and equipment consists of the following (in thousands):

	Property and plant	Production machines	Other fixed assets	Under construction and pre- payments	Not in production process and investment property	Total
	Euro	Euro	Euro	Euro	Euro	Euro
At December 1, 2002
Acquisition value	326,226	432,621	417,387	46,781	19,978	1,242,993
Accumulated depreciation	142,813	321,595	304,376	83	15,274	784,141

Book value	183,413	111,026	113,011	46,698	4,704	458,852

Movements in book value in 2003:
Expenditure	17,663	38,384	64,693	-24,529	918	97,129
Divestments	518	2,721	9,496	2,933	931	16,599

Net investments	17,145	35,663	55,197	-27,462	-13	80,530

Acquisition of participations	—	-21	-112	—	—	-133
Depreciation	10,061	33,221	48,310	—	385	91,977
Impairment	600	1,794	—	—	—	2,394
Foreign currency translations	-3,094	-4,368	-5,873	-944	-72	-14,351

At November 30, 2003	186,803	107,285	113,913	18,292	4,234	430,527

At December 1, 2003
Acquisition value	338,104	434,134	431,341	18,292	19,048	1,240,919
Accumulated depreciation	151,301	326,849	317,428	—	14,814	810,392

Book value	186,803	107,285	113,913	18,292	4,234	430,527

Movements in book value in 2004:
Expenditure	1,936	23,111	44,413	16,592	686	86,738
Divestments	1,410	911	10,589	—	—	12,910

Net investments	526	22,200	33,824	16,592	686	73,828

Reclassification	3,688	4,040	3,878	—	-947	10,659
Depreciation	10,202	32,848	42,223	—	216	85,489
Impairment	85	206	110	—	—	401
Foreign currency translations	-1,354	-1,934	-2,164	-138	-44	-5,634

At November 30, 2004	179,376	98,537	107,118	34,746	3,713	423,490

At December 1, 2004
Acquisition value	349,396	428,331	420,489	34,746	13,018	1,245,980
Accumulated depreciation	170,020	329,794	313,371	—	9,305	822,490

Book value	179,376	98,537	107,118	34,746	3,713	423,490

The book value of ‘Other fixed assets’ contains an amount of € 4.7 million for financial leases [2003: € 9.3 million].

The reclassification of € 10.7 million is composed of an addition of showroom machines of € 18.7 million and a reduction particularly of software of € 8.1 million.

6. Rental equipment

Rental equipment consists of the following:

	2003	2004
	(in thousands)
	Euro	Euro
At December 1, 2002/2003
Cost	469,131	364,469
Accumulated depreciation	350,189	301,190

Book value	118,942	63,279

Movements in book value:
Installed on rental	83,025	116,797
Divestments	-68,590	-77,268
Depreciation	64,851	43,092
Foreign currency translation	-5,247	-1,825

At November 30	63,279	57,891

Cost	364,469	302,798
Accumulated depreciation	301,190	244,907

Book value at November 30	63,279	57,891

7. Financial lease receivables

Financial lease receivables consist of the following:

	2003	2004
	(in thousands)
	Euro	Euro
Financial lease receivables	974,470	490,806
Allowance for uncollectibility	-29,928	-19,011
Current lease receivables	-348,911	-172,495
Unearned interest	-149,428	-71,528
Residual value	5,015	3,190

Total	451,848	230,962

8. Other long term assets

	2003	2004
	(in thousands)
	Euro	Euro
Book value at December 1, 2002/2003	99,109	106,503
New amounts receivable	13,365	31,284
Repayments	-2,850	-7,608
Foreign currency translations	-3,121	-3,525

Book value at November 30	106,503	126,654

This item includes deferred tax claims of Euro 106.6 million (in 2003: Euro 82.8 million). An amount of Euro 1.1 million (2003: Euro 1.8 million) was provided to personnel in the form of loans.

Other long term assets also include an amount of Euro 0.4 million (2003: Euro 0.4 million) for loans provided to the Board of Executive Directors. The specification of this amount is as follows: R. van Iperen Euro 0.2 million,

J. van den Belt Euro 0.1 million and J. Dix Euro 0.1 million. These loans are interest-free and were made available prior to November 30, 2002. Repayment takes place upon exercise of the annual tranche of options in respect of which the loan was provided.

9. Borrowings under bank lines of credit and short term borrowings

Borrowing facilities at November 30, 2004 amounted to Euro 373 million (2003: Euro 771 million) for the parent company and its Dutch subsidiaries. At November 30, 2004 no amount of this facility was utilized.

Borrowing facilities for the subsidiaries outside of the Netherlands totaled Euro 287 million at November 30, 2004 (2003: Euro 435 million). These facilities are denominated in various currencies.

At November 30, 2004 the used portion of these facilities amounted to Euro 33 million (2003: Euro 159 million) classified as current portion short term and Euro 93 million (2003: Euro 4 million) classified as long term debt, bearing interest of 2.4 % in 2004.

Commitment fees of approximately Euro 1.1 million were paid for unused credit facilities in 2004 (2003 Euro 1.3 million and 2002 Euro 0.9 million).

10. Deferred income

These amounts represent advance billings related to rental and maintenance contracts for copying equipment.

11. Long term debt

Other long term debt consists of the following:

	November 30,
	2003	2004
	(in thousands)
	Euro	Euro
LOANS
U.S. dollar denominated, average interest of 1.6% and 4.3%, maturing through 2008	80,761	84,215
Euro denominated, average interest of 5.9% and 5.9%, maturing through 2013	*395,076	*320,258
Norwegian Crown denominated, average interest of 3.0%	1,273	—
Swedish Crown denominated, average interest 3.2% and 2.7%, maturing through 2006	1,139	1,456
Czech Crown denominated, average interest of 2.5% and 3.3%, maturing through 2006	1,707	5,604
Swiss Franc denominated, average interest 0.4% and 1.0%, maturing through 2006	39,300	30,992
Australian Dollar denominated, average interest 5.0%	2,419	—
Hong Kong Dollar denominated, average interest 0.6%	387	—
Japanese Yen denominated, average interest 0.3% and 0.8%, maturing through 2006	731	2,122
Pound Sterling denominated, average interest 3.9%	8,033	—
Mexican Peso denominated, average interest 6.7% and 9.3%, maturing through 2008	219	249
Singapore Dollar denominated, average interest 1.0% and 2.6%, maturing through 2006	920	1,380
Hungarian Florin denominated, average interest 11.4%, maturing through 2006	—	609
Slovak Koruna denominated, average interest 4.6%, maturing through 2006	—	1,317
Convertible Euro debenture bonds to Company Personnel, average interest of 4.5% and 4.4%, maturing through 2010	11,507	11,619
Thailand Bath denominated, average interest 2.5% and 3.1%, maturing through 2006	677	1,147
Capitalized lease obligations, average interest of 11.7% and 6.0%, maturing through 2009	2,539	5,231

Total other long term debt	546,688	466,199
Current portion	165,895	27,790

Total long term portion	380,793	438,409

*	The fixed interest rates of the Euro loans have been fully swapped into variable interest rates (see Note 23).

Aggregate principal repayments applicable to these borrowings for the next years are as follows:

Years ending November 30,	Euro
( in thousands)
2005	27,790
2006	239,619
2007	181,381
2008	8,567
2009	1,764
Thereafter	7,078

Total	466,199

12. Long term liabilities (provisions)

The composition of provisions is as follows (in thousands Euro):

	Pension liabilities	Early retirement provision	Long service leave liabilities	Restructuring provision	Other	Total
	Euro	Euro	Euro	Euro	Euro	Euro
At December 1, 2002	177,620	10,756	28,874	89,613	43,069	349,932
Change in opening balance due to transition to IAS 19	260,007	—	—	—	—	260,007

Additions	57,251	12,951	4,835	10,979	4,306	90,322
Usage	-54,786	-15,443	-3,255	-48,296	-5,775	-127,555
Foreign currency translations	-8.365	3,858	48	-261	-1,207	-5,927

At November 30, 2003	431,727	12,122	30,502	52,035	40,393	566,779

Additions	53,160	5,580	2,988	11,351	7,905	80,984
Release	—	—	—	-14,709	-9,865	-24,574
Usage	-75,408	-1,504	-983	-23,734	-9,983	-111,612
Foreign currency translations	-2,233	-3	-51	-142	-89	-2,518

At November 30, 2004	407,246	16,195	32,456	24,801	28,361	509,059

The table below displays a rollforward of the restructuring provision from November 30, 2002 to November 30, 2004 (in millions).

Type of costs	Balance Nov. 2002	Additions	Release	Utilized	Balance Nov. 2003
	Euro	Euro	Euro	Euro	Euro
Write-down of assets	11.5	—	—	-6.3	5.2
Personnel costs	78.1	11.0	—	-42.3	46.8

Total long term part	89.6	11.0	—	-48.6	52.0

Type of costs	Balance Nov. 2003	Additions	Release	Utilized	Balance Nov. 2004
	Euro	Euro	Euro	Euro	Euro
Write-down of assets	5.2	—	—	-5.2	—
Personnel costs	46.8	11.3	-14.7	-18.6	24.8

Total long term part	52.0	11.3	-14.7	-23.8	24.8

13. Shareholders’ equity

The changes in shareholders’ equity are summarized below (in thousands):

	Financing Preference shares	Ordinary shares		Paid in capital	Revaluation Account *	Legal reserve *	Retained earnings	Accumul. translation adjustments	Total Share- holders equity
	Euro	Euro		Euro	Euro	Euro	Euro	Euro	Euro
Balance November 30, 2001	10,000	43,633	(a)	511,392	—	1,679	335,297	6,576	908.577

Net income							112,531		112,531
Transfer						-384	384		—
Dividends (b)							-52,070		-52,070
Conversions of convertible loans				8					8
Purchase of shares							-6,029		-6,029
Costs of purchase of shares							-18		-18
Foreign currency translations							381	-54,455	-54,074

Balance November 30, 2002	10,000	43,633	(a)	511,400	—	1,295	390,476	-47,879	908,925

Change in accounting policies
- transition to IAS 19							-174,047		-174,047
- dividends							35,902		35,902

Restated balance November 30, 2002	10,000	43,633	(a)	511,400	—	1,295	252,331	-47,879	770,780

Net income							61,462		61,462
Transfer						-703	703		—
Dividends (b)							-51,963		-51,963
Conversions of convertible loans				8					8
Purchase of shares							-892		-892
Cost of purchase shares							-32		-32
Foreign currency translations								-66,598	-66,598

Balance November 30, 2003	10,000	43,633	(a)	511,408	—	592	261,609	-114,477	712,765

Net income							78,076		78,076
Transfer						1,849	-1,849		—
Dividends (b)							-51,971		-51,971
Conversions of convertible loans		3		37					40
Purchase of shares							1,266		1,266
Result on shares purchased via exercise of options							-192		-192

Foreign currency translations								-25,914	-25,914

Balance November 30, 2004	10,000	43,636	(a)	511,445	—	2,441	286,939	-140,391	714,070

*	The revaluation account and the legal reserve are established according to Dutch Company Law and are generally unavailable for distribution.
(a)	These amounts include Euro 1,500, representing the nominal value of 30 priority shares of Euro 50.
(b)	Dividends per ordinary shares have been Euro 0.58 (rounded), Euro 0.58 and Euro 0.58 for respectively 2002, 2003 and 2004. The dividend of cumulative financing preference shares is included.

Information regarding the various classes of shares at November 30, 2004 is as follows:

Authorized capital	Authorized shares	Nominal value per share in Euro	Voting rights per share
Priority Shares	30	50	100
Ordinary Shares	145,000,000	0.50	1
Financing Preference Shares	30,000,000	0.50	1
Protective Preference Shares	175,000	500	1000

Ordinary Shares	2002 Ordinary Shares	2003 Ordinary Shares	2004 Ordinary Shares
Balance at beginning of period	87,261,509	87,262,525	87,263,488
Conversion of convertible loans	1,016	963	5,074

Balance at end of period	87,262,525	87,263,488	87,268,562

Convertible loans consist of convertible Euro debenture bonds to Company personnel (see Note 11).
Purchased number of ordinary shares	2002	2003	2004
Balance beginning of the year	3,149,840	3,768,942	3,856,942
Purchased	619,102	100,000	—
Exercise of options	—	-12,000	-106,500

Balance end of the year	3,768,942	3,856,942	3,750,442

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

Financing Preference Shares

All Financing Preference Shares are held by the Stichting Administratiekantoor Preferente Aandelen Océ in return for the issuance to a number of institutional investors of registered depositary receipts with limited cancellability. The directors of this Foundation are H. de Ruiter (Chairman), S. Bergsma, J.M. Boll, L. Traas and D.M.N. van Wensveen. The outstanding Financial Preference Shares are 20 million in the financial years 2002, 2003 and 2004.

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

N.J. Westdijk (Chairman), S.D. de Bree and M.W. den Boogert.

No Protective Preference Shares are outstanding.

14. Commitment and contingent liabilities

The Company is contingently liable for the following items:

	November 30,
	2003	2004
	(in millions)
	Euro	Euro
Government development credits and related surcharges (maximum position of repayment obligation) depending on the commercial success of related development projects for which these credits have been granted	48.3	49.2
Guarantee commitments	3.9	2.8
Recourse liabilities in respect of bills discounted	0.3	—

In the ordinary course of business, the Company has incurred commitments pursuant to terms of leases and other contracts such as those for capital expenditures and purchase commitments.

Repurchase commitments at November 30, 2004 of Euro 7.9 million (2003: Euro 6.2 million) exist on the lease contracts with third parties. The estimated market value is higher than the repurchase commitment.

The Company is involved in a number of legal actions. Based on currently available information and legal expert opinions, we believe that the outcomes of these legal actions will either have no significant adverse effect on the financial position, operations or cash flows of the Company, or that any possible adverse effects are adequately reflected in the provisions.

15. Capital leases

The Company has included the following assets financed by capitalized leases in property, plant and equipment.

	November 30,
	2003	2004
	(in millions)
	Euro	Euro
Buildings and improvements	11,738	—
Equipment and vehicles	6,139	7,410

	17,877	7,410
Less accumulated depreciation	8,604	2,718

Total	9,273	4,692

At November 30, 2004 minimum rental payments are as follows (in thousands):

Years ending November 30,	Euro
2005	1,832
2006	1,404
2007	1,190
2008	475
2009	330
Thereafter	—

Total minimum rental payments	5,231
Interest and executory costs	—

Present value of future minimum rental payments	5,231

16. Operating leases

The Company has future minimum rental commitments under operating leases of approximately Euro 313 million at November 30, 2004. Sublease rental income is insignificant. Future rental payments (in thousands) are as follows:

Years ending November 30,	Euro
2005	76,034
2006	54,627
2007	45,315
2008	33,681
2009	28,770
Thereafter	75,030

Total minimum rental payments	313,457

Total rental expense was Euro 112 million, Euro 102 million and Euro 103 million for the years ended November 30, 2002, 2003 and 2004, respectively.

17. Other current- and accrued liabilities

The other current and accrued liabilities consists of the following (in thousands):

	2003	2004
	Euro	Euro
Current liabilities:
Value added taxes, social security and other taxes payable	56,528	57,999
Pension liabilities	2,365	1,699
Dividend (preference shares)	3,551	3,551
Income taxes	25,569	10,622
Other	21,796	12,784
Accrued liabilities:
Salaries and payroll taxes	149,624	144,949
Other	86,501	74,410

Total	345,934	306,014

18. Income taxes

The additional information concerning the income tax expense consists of the following:

	Years ended November 30,
	2002	2003	2004
	(in millions)
	Euro	Euro	Euro
Netherlands	9.9	-14.9	3.2
Foreign	35.9	34.0	61.0

Current	45.8	19.1	64.2

Netherlands	2.9	10.9	-10.4
Foreign	8.7	0.5	-41.6

Deferred	11.6	11.4	-52.0

Total	57.4	30.5	12.2

The income tax provisions as shown in the accompanying Consolidated Statements of Operations differ from the amounts computed by applying the Dutch federal statutory income tax rates to income before income taxes and minority interests.

A reconciliation of the Dutch statutory income tax rate to the effective income tax rate is set forth below:

	Years ended November 30,
	2002	2003	2004
	%	%	%
Dutch statutory tax rate	35.0	34.5	34.5
Non-deductible expenses	1.7	6.6	2.2
Tax credits	-1.9	-3.3	-2.2
Foreign taxes deviating from the Dutch tax rate	2.1	-4.8	-12.5
Released valuation allowance	-4.5	-1.7	-6.7
Other	1.0	1.1	-2.1

Effective income tax rate	33.4	32.4	13.2

Deferred taxes exist for the following time differences:

	Years ended November 30,
	2002	2003	2004
	(in thousands)
	Euro	Euro	Euro
Accelerated depreciation	17,553	25,244	25,682
Inventory obsolescence	-1,481	-2,088	-4,542
Sundry provisions / accrued expenses	21,396	25,633	-9,789
Tax benefit of tax loss carry-forward	1,577	114	-1,141
Leasing	-24,086	-40,605	-67,767
Other	-3,325	3,150	5,490

	11,634	11,448	-52,067

The composition of deferred income taxes, as shown in the Consolidated Balance Sheet, is as follows:

	2003		2004
	(in millions)
	assets Euro	liabilities Euro	assets Euro	liabilities Euro
Intangible fixed assets	30.9	—	19.9	—
Leasing	—	69.0	—	37.9
Other fixed assets	24.8	12.1	45.5	0.7
Current assets	38.6	0.5	44.2	—
Other long term liabilities	83.2	—	71.1	—
Current liabilities	0.3	14.1	0.1	20.3

Total deferred tax assets/liabilities	177.8	95.7	180.8	58.9

Net deferred tax position	111.4	29.3	128.8	6.9
Tax loss carry forwards	14.2	—	14.4	—
Valuation allowance	-42.8	—	-36.6	—

Provision for deferred income tax assets and liabilities	82.8	29.3	106.6	6.9

Deferred tax assets form part of the balance sheet caption “Other long term assets”.

The valuation allowance is related to tax loss carry forwards and certain deferred tax assets for which realization is less than probable.

At November 30, 2004 no provision is made for withholding taxes on dividends of approximately Euro 0.6 million relating to undistributed earnings of certain subsidiaries which management intends to reinvest indefinitely.

Operating loss carry forwards existing at November 30, 2004 expire as follows (in millions):

Year	2008	2009	thereafter	unlimited	Total
Amount	0.9	1.0	2.5	10.0	14.4

19. Financial expense (net)

Financial expense consists of:

	Years ended November 30,
	2002	2003	2004
	(in thousands)
	Euro	Euro	Euro
Interest and similar income items	-4,422	-5,753	-6,440
Interest charges and similar expenses	56,751	34,589	22,103
Other financial expenses	1,772	1,716	2,426

Financial expense (net)	54,101	30,552	18,089

Amounts of interest capitalized in each year were immaterial.

20. Foreign exchange results

Results on foreign exchange hedging are included in cost of goods sold for an amount of Euro 7.9 million (profit), Euro 22.4 million (profit) and Euro 6.3 million (profit) in 2002, 2003 and 2004, respectively.

21. Minimum future rental copying income

Copiers are rented generally for periods of one to three years. The rental contracts vary as to terms, but in general contain a provision for fixed monthly rental receipts with additional contingent receipts, based on actual number of copies made.

At November 30, 2004, minimum future receipts totaled approximately Euro 153 million to be received as follows (in millions):

Years ending November 30,	Euro
2005	66
2006	41
2007	23
2008	14
2009	7
Thereafter	2

Total	153

The amount above the contractual minimum receivables included in the Consolidated Statements of Operations were approximately Euro 117 million, Euro 98 million and Euro 68 million for 2002, 2003 and 2004, respectively.

22. Segment information

Below is shown the information specified per SBU:

	Wide Format Printing Systems	Digital Documents Systems	Total
	(in millions)
	Euro	Euro	Euro
2002
Total revenues	1,021	2,155	3,176
Operating income	96	130	226
Net income	53	60	113

Assets	807	2,055	2,862
Liabilities	501	1,550	2,051
Shareholders’ equity and minority interests	306	505	811

Net expenditure in tangible and intangible fixed assets	38	112	150
Depreciation	32	150	182
Amortization	4	11	15
Impairment	—	—	—

2003
Total revenues	862	1,907	2,769
Operating income	55	70	125
Net income	30	31	61

Assets	674	1,747	2,421
Liabilities	391	1,279	1,670
Shareholders’ equity and minority interests	283	468	751

Net expenditure in tangible and intangible fixed assets	24	82	106
Depreciation	32	125	157
Amortization	6	11	17
Impairment	11	14	25

2004
Total revenues	818	1,834	2,652
Operating income	55	55	110
Net income	43	35	78

Assets	617	1,616	2,233
Liabilities	328	1,153	1,481
Shareholders’ equity and minority interests	289	463	752

Net expenditure in tangible and intangible fixed assets	24	99	123
Depreciation	31	98	129
Amortization	11	8	19
Impairment	8	—	8

The spread of revenues, assets and investments per geographical area are shown below (in millions):

	revenues per geographical area		geographical spread of assets		geographical investments
Countries	2003	2004	2003	2004	2003	2004
	Euro	Euro	Euro	Euro	Euro	Euro
United States	1,046	925	626	414	23	19
Germany	335	333	434	347	17	18
Netherlands	284	291	626	855	39	53
France	199	191	163	115	5	6
United Kingdom	183	180	140	100	5	4
Rest of Europe	519	534	333	305	14	18
Rest of the World	203	198	99	97	3	5

Total	2,769	2,652	2,421	2,233	106	123

23. Financial derivative instruments

Interest Rate Swaps

Interest rate swaps and caps are allowable hedge contracts when the transactions reduce interest rate risk.

The Company enters into interest rate swap contracts to manage interest costs, interest income (of the lease portfolio) and the risk associated with changing interest rates. At November 30, 2004 the following contracts which effectively converted its fixed Euro rate debt (see Note 11) into variable rate debt were in effect:

Fixed rate receipts	Variable rate payment	Remaining weighted average maturity in years	Notional amount (in millions)
6.39%	2.53%	2.81	Euro	279

Also contracts which convert floating rate debt (see also Note 8 and 10) into fixed rate debt were in effect:

Weighted average fixed rate payments	Remaining average maturity in years	Notional amount (in millions)
%
3.75	1.56	Pound Sterling	11
4.64	1.70	U.S. dollars	30
2.96	0.87	Euro	115

The aggregated estimated fair value of above swap contracts was approximately Euro 21 million based on the interest rates at November 30, 2004.

Foreign Exchange Contracts

The Company enters into foreign currency exchange contracts aimed at protecting the operating income and (intercompany) loans held in foreign currencies. During 2004 the Company has entered into forward exchange contracts mainly in currencies which fluctuate vis-à-vis the Euro including the U.S. dollar and Pound Sterling.

Per November 30, 2004, the countervalue in Euro of such contracts in foreign currencies amounted to Euro 225.0 million in respect of the hedge of forecasted cash flows and Euro 79.8 million in respect of the hedge of the (intercompany) loans. The aggregated market value of the above foreign currency positions would give an outcome of Euro 7.9 million and Euro 1.3 million respectively higher than the contracted value at November 30, 2004.

Credit Risk

The interest rate swap agreements and the foreign exchange contracts have been entered into with major financial institutions which are expected to fully perform under the terms of the agreements.

The only balance sheet item of which the fair value deviates from the carrying value is the ‘Long term debt’. The fair value of the long term debt is approximately Euro 26.5 million higher than the carrying value based on similar terms and remaining maturities (2003: Euro 31.6 million).

24. Pension disclosures

With the effect from 2003 the pensions accounting standard ‘IAS 19’ has been applied.

	2003	2004
	%	%
The principal actuarial assumptions are:
Discount rate percentage	5.29	4.87
Expected return on pension assets	6.59	6.62
Expected increase in salaries	2.78	2.70
Expected increase in benefits	2.00	2.05

	2003	2004
	(in thousands)
	Euro	Euro
The amounts charged to the Statement of Operations are as follows:
Service costs	45,058	42,663
Interest costs	66,227	65,285
Expected return on pension assets	-53,090	-54,322
Other	-718	-249

Pension costs	57,477	53,377

The amounts included in the balance sheet are shown below:

Present values of funded obligations	-1,017,321	-1,169,973
Fair value of plan assets	788,404	896,934

	-228,917	-273,039
Present value of unfunded obligations	-186,747	-216,981

Status of the funds	-415,664	-490,020
Actuarial losses/gains not yet included	-15,286	83,515
Back service not yet included	-177	161

Pension provisions included in the balance sheet	-431,127	-406,344

Movements in pension liabilities:
Pension liabilities at December 1, 2002/2003	-1,181,643	-1,204,068
Service costs	-45,058	-42,663
Interest costs	-66,227	-65,285
Employee contributions	-12,523	-12,478
Amendments	896	684
Actuarial gains/losses	32,957	-109,712
Benefits paid	30,702	33,193
Exchange rate differences	36,828	13,375

Pension liabilities at November 30	-1,204,068	-1,386,954

	2003	2004
	(in thousands)
	Euro	Euro
Changes in pension assets:
Fair value of pension assets at December 1, 2002/2003	743,185	788,404
Actual return on investments	34,656	62,456
Employer contributions	55,414	76,221
Employee contributions	12,523	12,478
Benefits paid	-30,702	-33,193
Exchange rate differences	-26,672	-9,432

Fair value of pension assets at November 30	788,404	896,934

25. Earnings per share calculations

	Years ended November 30,
	2002	2003	2004
	(in thousands, except per share amounts)
	Euro	Euro	Euro
Net income attributable to holders of ordinary shares	108,980	57,911	74,525
Weighted average number of ordinary shares outstanding	84,086	83,409	83,488
Net income per ordinary share in Euro	1.30	0.69	0.89

Net income attributable to holders of ordinary shares	108,980	57,911	74,525
Interest costs of convertible loans (net)	322	300	322

Net income based on full conversion	109,302	58,211	74,847

Weighted average number of ordinary shares outstanding	84,086	83,409	83,488
Adjustment for assumed conversion	568	729	728
Adjustment for options	125	30	543

Weighted average number of ordinary shares on the basis of full conversion	84,779	84,168	84,759

Net income per ordinary share on the basis of full conversion in Euro	1.29	0.69	0.88

26. Generally accepted accounting principles in the United States of America

The Company’s consolidated financial statements are prepared in accordance with Dutch GAAP, which vary in certain significant respects from accounting principles generally accepted in the United States of America (US GAAP). The principal differences between Dutch and US GAAP are presented below together with explanations of certain adjustments that affect consolidated net income and total shareholders’ equity as of and for the years ended November 30.

	Years ended November 30,
	2002	2003	2004	2004
	(in thousands, except shares and per share amounts)
	Euro	Euro	Euro	$*
Net income under Dutch GAAP as shown in the accompanying Consolidated Statements of Operations	112,531	61,462	78,076	103,521

US GAAP adjustments
Goodwill	-8,130	-931	-2,311	-3,064
Restructuring provision	-43,511	-5,250	-12,423	-16,472
Self insurance franchise	-907	—	—	—
Pension provision	2,633	-14,992	-14,242	-18,883
Use of tax-deductible goodwill	-7,721	—	—	—
Realized translation adjustments	—	-1,789	—	—
Derivative instruments	-4,230	8,260	4,261	5,650
Option plan	-598	154	-1,256	-1,665
Product development costs	—	—	-1,492	-1,978
Sale of lease portfolio	—	—	-13,880	-18,403
Tax effect on adjustments	14,941	3,804	22,569	29,924

Net income under US GAAP	65,008	50,718	59,302	78,630

Earnings per ordinary share:
Basic	0.73	0.57	0.67	0.89
Diluted	0.73	0.56	0.66	0.88

Weighted average number of ordinary shares outstanding:
Basic	84,086,202	83,408,783	83,487,576	83,487,576
Diluted	84,779,196	84,167,802	84,758,630	84,758,630

	Statement of Comprehensive Income
	2002	2003	2004	2004
	(in thousands)
	Euro	Euro	Euro	$*
Net income	65,008	50,718	59,302	78,630
Foreign currency translation adjustment	-55,920	-74,671	-26,644	-35,327
Additional minimum liability	-127,501	47,573	-34,919	-46,299
Derivative instruments	-4,729	150	-481	-638

Comprehensive income	-123,142	23,770	-2,742	-3,634

*	See Note 0 Summary of significant accounting principles

The reconciliation of the shareholders’ equity as shown in the accompanying Consolidated Balance Sheets to amounts determined in accordance with US GAAP is as follows:

	Years ended November 30,
	2003	2004	2004
	(in thousands)
	Euro	Euro	$*
Shareholders’ equity under Dutch GAAP as shown in the accompanying Consolidated Balance Sheets	712,765	714,070	946,786
US GAAP adjustments
Goodwill	197,627	195,316	258,969
Restructuring provisions	34,596	22,173	29,399
Pension provision	289,649	274,678	364,196
Additional minimum liability	-111,101	-163,816	-217,204
Derivative instruments	25,366	28,893	38,309
Option plan	-444	—	—
Product development costs	—	-1,492	-1,978
Sale of lease portfolio	—	-13,880	-18,403
Deferred income taxes on above adjustments	-69,145	-28,527	-37,824

Shareholders’ equity under US GAAP	1,079,313	1,027,415	1,362,250

If the above adjustments were reflected in the Consolidated Balance Sheets, the amounts of the following accounts would be:

		Years ended November 30,
		2003	2004	2004
		(in thousands)
		Euro	Euro	$*
Intangible assets	Gross	409,022	414,904	550,121
	Amortization	-159,717	-181,345	-240,445
Long term liabilities	Deferred income taxes	98,470	35,445	46,997
	Long term provisions	242,534	212,208	281,367
Current liabilities	Other incl. additional minimum liability	110,932	164,115	217,600

*	See Note 0 Summary of significant accounting principles

Goodwill

Under Dutch GAAP, the excess of the purchase price over the fair value of the net assets of an acquired company is reflected as goodwill effective December 1, 2000. Previously goodwill was charged directly to shareholders’ equity. Under US GAAP, upon the adoption of SFAS 142, “Goodwill and Other Intangible Assets,” effective December 1, 2002, goodwill is no longer amortized, but rather is subject to at least an annual impairment test. Prior to December 1, 2002, goodwill was amortized on a straight-line basis over a period of 10 to 40 years.

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

For these reasons a portion of the restructuring provisions under US GAAP are recognized in periods subsequent to the recognition under Dutch GAAP.

Self -insurance franchise

Upto November 2002, under Dutch GAAP, the Company provided for uninsured potential future losses that had not yet occurred. In accordance with US GAAP such losses are not accrued for until they are incurred.

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

Pension cost under US GAAP:

	2003	2004
	(in thousands)
	Euro	Euro
Service cost	45,058	42,855
Interest cost	66,227	65,441
Expected return on plan assets	-53,090	-54,721
Amortization of transition costs	-2,948	-142
Amortization of prior service costs	-152	100
Amortization of losses	17,623	14,184
Other costs	323	—
Curtailment	-572	-24

Net periodic pension cost	72,469	67,693

The assumptions used for FAS 87 calculations are identical to the information provided in Note 24.

Use of tax-deductable goodwill

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

Realized translation adjustments

Under US GAAP, upon disposal of investments, the accumulated translation adjustment related to that investment is recognized in the Statement of Operations. Under Dutch GAAP this is not required.

Derivative instruments

Under Dutch GAAP, receivables and liabilities denominated in a foreign currency, including derivative contracts, are in principle carried at cost converted into Euros at the exchange rates at the end of the period. Unrealized gains and losses on interest rate swaps used in hedging relationships are deferred until settlement or termination.

US GAAP, SFAS 133, “Accounting for Derivative Instruments, as amended,” was adopted by the company as of FY 2001. This statement establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS 133 require that every derivative instrument is carried at fair value with changes in fair value recorded in the Statement of Operations unless specific hedge criteria are met.

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

Product development costs

In accordance with Dutch GAAP, product development costs can be capitalized and amortized over their useful lives under certain conditions. Under US GAAP, SFAS 2, “Accounting for Research and Development Costs,” product development costs are expensed as incurred.

Sale lease portfolio

The assets related to existing financial lease contracts transferred to a buyer can be split into finance lease receivables and the equipment residual value. Under US GAAP (FAS 13 and related additional guidance by the SEC), the unguaranteed equipment residual value related to these financial lease contracts does not yet qualify for sales type- and off balance sheet treatment. The gain recognition on the sale of the equipment residual values must, therefore, be postponed until the end of the lease contract. Under Dutch GAAP, the gain on the unguaranteed equipment residual values is recognized upon sale of the related financial lease contract.

Interest from capital leases

As explained in Note 0 to Consolidated Financial Statements interest from capital leases has been recognized as a component of total revenues. Under US GAAP the related financial interest expense should be reported as a component of operating income.

27. Subsequent events

On December 10, 2004 Océ in America announced that the business activities of Océ Display Graphics Systems, Inc., which is headquartered in San José, USA, will be taken over by the Océ business in Canada. The related restructuring costs will amount to approximately € 2.5 million.

SCHEDULE II

OCÉ N.V. AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS AS OF

NOVEMBER 30, 2002, 2003 AND 2004

	Balance at beginning of period	Additions charged to income	Acquisition	Deductions	Balance at end of period
	(In thousands)
	Euro	Euro	Euro	Euro	Euro
2002
Allowance for doubtful accounts:
- Accounts receivable	61,801	29,336	1,553	26,922	65,768
- Finance lease debtors	24,860	11,061	—	4,037	31,884
Allowance for stock obsolescence	176,018	18,765	10,897	48,317	157,363
Valuation allowance for deferred tax assets	53,265	-817	—	—	52,448

2003
Allowance for doubtful accounts:
- Accounts receivable	65,768	21,970	-44	34,031	53,663
- Finance lease debtors	31,884	742	—	3,328	29,298
Allowance for stock obsolescence	157,363	29,428	-430	20,532	165,829
Valuation allowance for deferred tax assets	52,448	-9,629	—	—	42,819

2004
Allowance for doubtful accounts:
- Accounts receivable	53,663	15,524	—	15,205	53,982
- Finance lease debtors	29,298	-1,152	—	9,135	19,011
Allowance for stock obsolescence	165,829	28,121	—	15,137	178,813
Valuation allowance for deferred tax assets	42,819	-6,215	—	—	36,604

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

OCÉ N.V.

By:	/s/ R.L. van Iperen
R.L. van Iperen
Chairman of the Board of Executive Directors

Dated: February 28, 2005