Form 20-F/A
period 2004-11-30
OCE N V
filed 2005-03-29
CIK 753058

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

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Daniel I. Booker Reed Smith LLP 435 Sixth Avenue Pittsburgh, PA 15219	J.T.M. van Bergen Secretariat of the Company Océ N.V. P.O. Box 101 5900 MA VENLO The Netherlands

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended November 31, 2004 of Océ N.V. (the “Company”) filed on March 1, 2005, is being filed with the United States Securities and Exchange Commission solely for the purpose of including additional disclosure in Item 6 of the Company’s exemption from certain corporate governance rules of Nasdaq. In connection with this Amendment No. 1, the Company is including the certifications required by Rule 13a-14(a) of the Securities and Exchange Act of 1934, as amended. The Company has not updated the disclosure in this Amendment No. 1 to speak as of a later date than the date of the original filing.

PART I

Item 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The following paragraphs are added to the disclosure under Item 6 of the Annual Report on Form 20-F for the fiscal year ended November 31, 2004.

Exemptions from Certain Nasdaq Corporate Governance Rules

Nasdaq may provide exemptions from the Nasdaq corporate governance standards to a foreign private issuer when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s country of domicile, except to the extent that such exemptions would be contrary to United States federal securities laws. The Company, as a foreign private issuer, was granted an exemption in 1994 from certain corporate governance requirements contained in Nasdaq’s Rules. Specifically, the Company is exempt from provisions relating to quorum standards at shareholder meetings as set forth in Nasdaq Rule 4350(f) and for proxy solicitations as set forth in Nasdaq Rule 4350(g). The exemptions and business practices followed by the Company in lieu of Nasdaq rules are more particularly described below:

•	The Company is exempt from Nasdaq’s quorum requirements applicable to meetings of ordinary shareholders. In accordance with the laws and generally accepted business practice in The Netherlands, the Company’s Articles of Association do not contain a general quorum requirement for meetings of ordinary shareholders.

•	The Company is exempt from Nasdaq’s requirements relating to the solicitation of proxies and provision of proxy statements for general meetings of shareholders. The Netherlands does not have a regulatory regime for soliciting proxies and the solicitation of proxies is not a generally accepted business practice in The Netherlands.

PART III

Item 19	EXHIBITS

The following exhibit is being filed as part of this Amendment No. 1:

12	Certifications to this Amendment No. 1 required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.*

*	Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has caused and authorized the undersigned to sign this Amendment No. 1 to its Annual Report for its fiscal year ended November 30, 2004 on its behalf.

OCÉ N.V.

By:	/s/ R.L. VAN IPEREN
R.L. van Iperen
Chairman of the Board of Executive Directors

Dated: March 29, 2005

EXHIBIT INDEX

12	Certifications to this Amendment No. 1 required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.*

*	Filed herewith.