Form 20-F
period 2005-11-30
OCE N V
filed 2006-03-10
CIK 753058

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2005

Commission file number 0-13742

OCÉ N.V.

(Exact name of registrant as specified in its charter)

The Netherlands

(Jurisdiction of incorporation or organization)

St. Urbanusweg 43, 5914 CA Venlo, the Netherlands

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

87,274,460 Ordinary Shares (nominal value Euro 0.50 per share)

30 Priority Shares (nominal value Euro 50 per share)

20,000,000 Cumulative Financing Preference Shares (nominal value Euro 0.50 per share)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934.  Yes ☐  No ☒.

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  Yes ☐  No ☐.

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐  No ☒.

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Daniel I. Booker	J.T.M. van Bergen, Océ N.V.
Reed Smith LLP	Secretariat of the Company
435 Sixth Avenue	P.O. Box 101
Pittsburgh, PA 15219	5900 MA Venlo, The Netherlands

PART I

Item 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3	KEY INFORMATION

Except where otherwise indicated, as used herein, the following terms will have the following meanings:

•	“the Company”, “Océ”, “we”, “us”, “our”, the “Group” and similar terms refer to Océ N.V. and its consolidated subsidiaries;

•	references to a particular year (e.g., 2005) are to the Company’s fiscal year ending November 30 (e.g., November 30, 2005);

•	references to “Ordinary Shares” are to the Company’s ordinary shares, nominal value 0.50 Euro per share; and

•	references to “ADSs” are to the Company’s American Depositary Shares, which are Ordinary Shares that have been deposited with Morgan Guaranty Trust of New York (“Morgan Guaranty”), as Depositary, and which are evidenced by American Depositary Receipts or “ADRs”.

A. Selected financial data

Exchange rate information

Amounts set forth in this report are expressed either in Euros (“Euro” or “€”) or in United States dollars (“dollars” or “$”). Unless otherwise indicated, the amounts stated in dollars included in this report for 2005 were converted into dollars from Euros at an exchange rate of $1.179 to 1 Euro, which was the Noon Buying Rate on November 30, 2005. The “Noon Buying Rate” for a given date is the noon buying rate for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on the applicable date.

The following table sets forth the high, low and average exchange rates for one Euro expressed in dollars based on the Noon Buying Rate on the dates and for the periods indicated. The average rates for each period are calculated by using the average of the exchange rates on the last day of each month during the period.

Years ended November 30,	Low	High	Average	Period-End
2001	0.84	0.95	0.90	0.90
2002	0.86	1.02	0.94	0.99
2003	0.99	1.20	1.12	1.20
2004	1.18	1.33	1.24	1.33
2005	1.16	1.37	1.26	1.18

Months ended:		Low	High	Average	Period-End
2005	September	1.20	1.26	1.22	1.20
	October	1.19	1.22	1.20	1.20
	November	1.16	1.21	1.18	1.18
	December	1.17	1.21	1.19	1.18
2006	January	1.18	1.23	1.21	1.21
	February	1.18	1.22	1.19	1.19

Primary Currencies

As an international company, several foreign currencies are important to the business of the Company. The following is a list for each applicable currency of the average exchange rates (expressed in Euros for each currency) during the applicable year and the exchange rates (expressed in Euros for each currency) as of November 30, 2001 through November 30, 2005. The average rates are calculated on the average of the daily rates per month weighted with the monthly revenues.

	Average Rate During the Fiscal Year					Rate as of November 30,
Applicable Currency	2001	2002	2003	2004	2005	2001	2002	2003	2004	2005
Pound sterling	0.62	0.63	0.68	0.68	0.68	0.62	0.64	0.70	0.70	0.68
United States dollar	0.89	0.93	1.11	1.23	1.25	0.89	0.99	1.20	1.32	1.18
Australian dollar	1.72	1.72	1.75	1.68	1.64	1.71	1.77	1.65	1.72	1.59
Japanese Yen	107.53	117.12	130.14	133.73	136.65	109.82	121.76	131.25	136.64	140.85
Swiss franc	1.50	1.47	1.51	1.55	1.55	1.47	1.48	1.55	1.52	1.55

See Item 3.D, “Risk Factors”, Item 5, “Executive Summary – Impact of Foreign Currency Exchange Rates”, and Item 11, “Quantitative and Qualitative Disclosures about Market Risk”, for a further discussion of the impact of foreign currency fluctuations and hedging on foreign exchange rates.

Selected Financial Information

The following table sets forth certain selected consolidated financial information of Océ and has been derived from Océ’s audited Consolidated Financial Statements. This financial information should be read in conjunction with Item 5, “Operating and Financial Review and Prospects,” and the Company’s Consolidated Financial Statements and the Notes thereto included in this report. The Company’s Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the Netherlands (“Dutch GAAP”), and have been reconciled to generally accepted accounting principles in the United States of America (“U.S. GAAP”). U.S. GAAP varies in certain significant respects from Dutch GAAP. For a discussion of the principal differences between Dutch GAAP and U.S. GAAP, see Note 27 to the Company’s Consolidated Financial Statements. Except where expressly noted, all financial information included in this report was prepared in accordance with Dutch GAAP.

In October 2005, the Company acquired Imagistics International Inc. (“Imagistics”), a Delaware corporation formerly listed on the New York Stock Exchange. The results of Imagistics for November 2005 have been included in the Company’s Consolidated Financial Statements and in the Select Financial Information below.

	Years ended November 30(b),
(In millions except per share amounts)	2001		2002	2003	2004	2005	2005
	Euro		Euro	Euro	Euro	Euro	$
CONSOLIDATED STATEMENT OF OPERATIONS DATA:

Amounts in accordance with Dutch GAAP
Revenues	3,234		3,176	2,769	2,652	2,677	3,157
Operating income	225		226	125	110	110	130
Income before income taxes, equity in income of unconsolidated companies and minority interest	156		172	94	92	92	109
Exceptional item (net of tax)	-95		—	—	—	—	—
Net income	10		113	61	78	79	93

Basic earnings per ordinary share(a)	1.19	(e)	1.30	0.69	0.89	0.92	1.08
Diluted earnings per ordinary share(a)	1.18	(e)	1.29	0.69	0.88	0.91	1.07
Dividends per ordinary share(a)(c)	0.58		0.58	0.58	0.58	0.58	0.68

Amounts in accordance with U.S. GAAP(d)
Net income	52		65	51	59	8	10
Earnings per ordinary share(a)
Basic	0.56		0.73	0.57	0.67	0.07	0.08
Diluted	0.56		0.73	0.56	0.66	0.08	0.09

	Years ended November 30(b),
(In millions except per share amounts)	2001	2002	2003	2004	2005	2005
	Euro	Euro	Euro	Euro	Euro	$
CONSOLIDATED BALANCE SHEET DATA:

Amounts in accordance with Dutch GAAP
Total assets	3,128	2,862	2,421	2,233	2,819	3,324
Long term debt	754	757	381	438	227	268
Capital stock	565	565	565	565	565	666
Shareholders’ equity	909	771	713	714	781	921
Weighted average number of shares outstanding (x1,000)(a)	85,241	84,086	83,409	83,488	83,698	83,698

Amounts in accordance with U.S. GAAP(d)
Total assets	3,334	3,053	2,622	2,429	3,036	3,579
Long term debt	754	757	381	438	222	262
Capital stock	565	565	565	565	565	666
Shareholders’ equity	1,282	1,110	1,079	1,027	1,038	1,224
Weighted average number of shares outstanding (x1,000)(a)	85,241	84,086	83,409	83,488	83,698	83,698

(a)	Based on the weighted average number of Ordinary Shares outstanding during each period including ADSs (with one ADS representing one Ordinary Share) and reduced by the number of shares purchased by the Company in connection with its stock option plans.

(b)	The Company has included financial information with respect to acquisitions that it made in 2001 and 2005 and the Company has excluded financial information with respect to a disposition that it made in 2003. Inclusion and exclusion of such financial information is as of the date of the acquisition or disposition. The acquisition of Practical Print Solutions, Ltd. (now merged into Océ (UK) Ltd.) was effective November 2001, the acquisition of Gretag Professional Imaging (now Océ Display Graphics Systems Inc.) was effective as of December 2001, the sale of the Company’s South African operations was effective as of January 1, 2003 and the acquisition of Imagistics was effective as of October 31, 2005.

(c)	Based on amount of cash dividend.

(d)	See Note 27 of Notes to Consolidated Financial Statements.

(e)	The amount stated is before exceptional items. After the exceptional items, the basic earnings and diluted earnings per Ordinary Share were Euro 0.08 and Euro 0.07 respectively in 2001.

Dividends

The following table sets forth the interim, final and total cash dividends paid in Euros to the holders of the Company’s Ordinary Shares and translated into dollars based on the Noon Buying Rate at November 30 of the respective fiscal year. The actual exchange rate applied by Morgan Guaranty, as the Depositary for the Company’s ADSs, with respect to the dividends actually paid to the holders of the ADSs may vary from the Noon Buying Rate.

Years ended November 30,	Euro per Ordinary Share					Dollars per Ordinary Share
	Interim	Final		Total		Interim	Final		Total
2001	0.15	0.43		0.58		0.14	0.37		0.51
2002	0.15	0.43		0.58		0.15	0.43		0.58
2003	0.15	0.43		0.58		0.18	0.52		0.70
2004	0.15	0.43		0.58		0.20	0.57		0.77
2005	0.15	0.43	*	0.58	*	0.18	0.50	*	0.68	*

*	Payment of final portion subject to approval by the shareholders of the Company at the Annual General Meeting of Shareholders to be held on April 20, 2006.

B. Capitalization and indebtedness

Not applicable.

C. Reasons for the offer and use of proceeds

Not applicable.

D. Risk factors

Forward Looking Statements under the Private Securities Litigation Reform Act of 1995

This annual report contains certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (referred to hereafter as the “Exchange Act”). These forward-looking statements, which may be expressed in a variety of ways, including the use of future or present tense language, refer to future events. Océ has based these forward-looking statements on its current expectations and projections about future events.

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

Océ’s business is affected by adverse economic conditions and resulting declines in customers’ investments in machines

Océ’s profitability may be adversely affected by global economic conditions and a prolonged economic slowdown.

Océ’s revenues generally are obtained from three sources: revenues from product sales, revenue from rentals and services and interest from financial leases. Océ groups its revenues based on whether the revenue is non-recurring revenue (revenues from sales of machines, software and professional services) or recurring revenue (revenues from services, materials, rentals, interest and business services).

During a short-term economic slowdown, non-recurring revenues are adversely affected because customers are reluctant to buy new machines, but this adverse impact is generally offset by recurring revenue from long-term maintenance and service contracts. During a prolonged economic slowdown, however, the reluctance of Océ customers to invest has an adverse impact on both recurring and non-recurring revenue because both types of revenue are to a large extent based on the installed machine population. As long-term maintenance contracts expire during a prolonged economic slowdown, the Company enters into fewer new long-term agreements to replace expiring contracts because less customers make investments in machines during the slowdown.

The Company experienced a significant economic slowdown in 2002 through 2004, which had an impact first on non-recurring revenue in 2002 through 2004 and then on recurring revenue in 2005. In 2005 non-recurring revenues (excluding lease effects) increased by more than 10%, which was largely attributable to color products and the slightly improved economy. Although recurring revenues (excluding lease effects) decreased overall by 1.1% in 2005, these revenues increased in the last quarter of 2005, and the Company expects that these revenues will increase in 2006 as a result of the increase in non-recurring revenues.

The Company must anticipate trends and respond to changing customer preferences with a pipeline of new products

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

Océ’s success depends in large part on its ability to develop and introduce new products and services in a timely manner that satisfy increasingly sophisticated customer requirements, keep pace with technological developments and are accepted in the market. The Company believes that because it sells most of its machines through its direct sales force and the Company’s organization provides servicing for its machines, the Company is able to gather continuing feedback from its customers and to understand the changing demands of the market. The Company is then able to use this information to adapt its products and services to address its customers’ requirements and to develop new products or adapt current products for its customers. There is no assurance that the Company will be successful in anticipating and developing new products, product enhancements or new solutions and services to adequately address changing technologies and customer requirements or that the Company’s products, enhancements, solutions or services will be successful in the marketplace or will generate increased revenue. In addition, there is no assurance that the Company will be able to anticipate and develop technological improvements, adapt its products to emerging industry standards and changing customer preferences or requirements or produce high quality products, enhancements and releases in a timely and cost-effective manner in order to compete with applications offered by its competitors.

The Company is highly dependent on its ability to research and develop new products and continue the pipeline of products in the years ahead

Océ’s competitive strength hinges on its ability to respond quickly to ever changing demands in the market by introducing distinctive products and providing systems and services to a diverse category of customers. Research and the development of new technology plays a key role in enabling the Company to continue to respond to the market and introduce new products and update existing products. The Company offers technological concepts, which it has developed internally, through the acquisition of businesses or by entering into joint ventures or development agreements with third parties, which give the Company a clear and distinctive profile. The most important elements of Océ’s product profile are reliability, productivity, ease of use, environmental friendliness and a low total cost of ownership.

In order to continue to develop new technology, Océ invests approximately 6 to 7% of its revenues annually in research and development. The process of developing new technologies, products and solutions is inherently complex and uncertain and involves significant time, resources, costs and risks. Generally, the development of new technologies and products takes between five and ten years. Accurate anticipation of customers’ changing needs and emerging technological trends is critical. Océ must make long-term investments and commit significant resources before knowing whether these investments will eventually result in products that achieve customer acceptance and generate the revenues required to provide anticipated returns from these investments. Océ may experience difficulties in realizing the expected benefits from its investments in new technologies and companies. In addition, reliance on new technology may result in performance or quality problems as technology is implemented. There is no assurance that the technology will be successful or timely or that it will respond to current market demands.

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

In addition, because of the rapid developments in technology and in the markets in which Océ operates, there is a risk that changes in technology could render the Company’s technology, products, enhancements and solutions outdated or obsolete, and could result in the Company’s inventory becoming, in part, obsolete or unsaleable. Although Océ attempts to reduce this risk by applying a clear depreciation method for its machines, there is no assurance that as technology changes, Océ will not hold a larger than expected number of obsolete machines or machines that cannot be placed with customers. Océ constantly evaluates its research and development to maintain a tight focus on developing technologies that will be successful in the future and in entering into alliances with third parties. For example, one of the key factors of success in producing manageable document flow is an effective interaction between hardware and software. To ensure that Océ’s hardware and software products are compatible and provide the necessary components of a total document flow process, Océ’s research and development team includes a senior vice president who has specific responsibility to develop compatible software programs.

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

Failure to adequately protect the Company’s intellectual property could harm its business

Océ’s products (hardware and software) are based on technology that Océ owns. In order to protect its proprietary technology, as of November 30, 2005, Océ had 5,916 patents and patent applications pending throughout the world. In addition, prior to disclosing any proprietary technology to third parties, the Company requires these third parties to enter into protective arrangements with respect to technology that is not covered by patents. There is no assurance that such measures will be adequate to protect the confidentiality of Océ’s intellectual property.

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

Favorable pricing is challenging in a competitive market

Océ’s ability to succeed is dependent, in part, upon its ability to obtain competitive pricing for its products and ongoing services. Depending on competitive market factors, the prices that Océ may be able to obtain in the future for its products and services may vary from historical levels. The Company has experienced increasing price pressure on its margins. In an effort to reduce the cost of a product to a customer, the Company has taken steps to reduce its cost of production by transferring some of its Venlo-based manufacturing operations to Central Europe and the Far East. At the end of 2005, 20% of the Company’s manufactured value originated from those regions, and the Company expects this level to increase to 50% by the end of 2006.

The Company’s success is dependent on its ability to distribute its products and services in the countries in which it operates

Océ generally distributes and sells most of its originally manufactured products and related services directly instead of through third party distributors or re-sellers. As a result, one of the Company’s goals in the past several years has been to increase the quantity and quality of its sales force. The acquisition of Imagistics in October 2005 significantly increased the Company’s distribution capability in its Digital Document Systems Strategic Business Unit, especially in North America.

The Company relies on third parties in connection with the production of its machines

Working with third parties is an essential part of Océ’s production strategy. Océ manufactures key strategic components for its products (such as process drums, organic photoconductors, silicone materials and toners) internally. With respect to non-strategic components and modules, Océ generally engages third parties to supply parts and components in accordance with specifications that have been precisely defined by Océ. These third parties are involved in Océ product development from an early stage to ensure that the non-strategic components and modules meet Océ’s high standards of quality. Approximately 95% of the non-strategic components used in Océ products are manufactured in this manner.

Océ currently assembles its final products internally at its facilities in the Netherlands; Czech Republic; Poing, Germany; and Vancouver, Canada. During 2004, Océ began implementation of its previously-announced plans to relocate portions of its manufacturing and assembly activities (related to non-strategic manufacturing) in the Netherlands to Central Europe and the Far East (via outsourcing) in order to reduce its manufacturing expenses and by November 30, 2005, approximately 20% of this manufacturing has been relocated. Relocation of these manufacturing and assembly operations to Central Europe and the Far East will require that the Company’s supply chain is functioning effectively and efficiently. In order to ensure that this transition is made smoothly and seamlessly to Océ and its customers, Océ has increased its cooperation with external logistic specialists. Although the Company intends for this transition to be seamless to its customers and is monitoring it closely, there is no assurance that the Company will be successful in making this transition in the intended timeframe, proposed cost structure and with no impact on its production of machines.

Océ depends on third parties to manufacture non-strategic parts and components of its machines

As stated above, approximately 95% of the non-strategic parts and components for Océ’s machines are made by third parties. A particular component may be available only from a limited number of suppliers. Suppliers may from time to time extend lead times, limit supplies, increase prices or fail to produce components in accordance with the Company’s specifications due to capacity constraints or other factors, which could adversely affect the Company’s ability to deliver its products on a timely basis. Moreover, if one of the third parties to which the Company outsources manufacturing of components or sub-assemblies fails to perform, or experiences delays or disruption to its manufacturing, or experiences financial difficulties, this could adversely affect the Company’s sales and operating profit. Although Océ does not foresee any delays or interruptions arising out of the transfer of manufacturing and assembling operations, temporary or significant delays in the supply of components or the assembly of machines could adversely impact Océ’s business.

The Company is highly dependent on information technology systems

The Company’s operations rely on complex information technology systems and networks, which are potentially vulnerable to damage or interruption from a variety of sources. Although the Company takes precautions against interruptions of the Company’s information technology systems or networks or unrestricted disclosure of its proprietary information, a prolonged interruption or disclosure of proprietary data could have a material adverse effect on its operations, sales and operating profit.

The Company’s products and solutions could be subject to technology-based claims from third parties

Because the Company’s products and solutions include complex technology, the Company faces the risk of claims that it has infringed third parties’ intellectual property rights. As the complexity of the technology and the overlap of product functionalities increase, the possibility of an inadvertent infringement and related intellectual property claim against the Company increases. There may be patents and patent owners relevant to the Company’s product lines that are unknown to the Company. In addition, although the Company endeavors to ensure that third parties with which it works possess appropriate intellectual property rights and provide customary indemnification and warranties, the Company recognizes that it cannot fully avoid claims of intellectual property rights infringement created by third parties with which it works. Similarly, the Company and its customers may face claims of infringement in connection with its customers’ use of the Company’s products and services.

Any claims, regardless of merit, may result in costly and time-consuming litigation, the payment of damages or other compensation, the invalidation of intellectual property rights on which the Company depends, diverting the attention of the Company’s personnel or product shipment delays or require the Company to develop non-infringing technology or to enter into royalty or licensing agreements. If the Company would be unable to develop non-infringing technology, or if royalty or licensing agreements were not available on commercially acceptable terms, the Company could be precluded from making or selling the affected products.

Océ’s success is dependent in part on efficient operations and maximum productivity

Océ’s success is dependent in part on operations that are conducted with optimum efficiency with the goal that operating costs be maintained at the lowest possible level. The Company often evaluates its operations to achieve operational excellence and, when necessary, restructures its operations from time to time. For instance, in 2005, the Company initiated a restructuring of its operations in Europe which will result in the discontinuation of approximately 500 jobs, and the Company took similar measures in the United States in January 2006 in conjunction with the integration of Imagistics, which will result in the discontinuation of approximately 250 jobs.

The Company’s indebtedness increased significantly in 2005, and the Company has a significant amount of short-term debt that matures in 2006

The Company’s liquidity is based primarily on a combination of cash flow from operations and financing from third parties. As of November 30, 2005, the Company’s total indebtedness (short term and long term) was Euro 896 million, which is a much higher level than the Company’s debt as of November 30, 2004 (which was Euro 481 million) due to its acquisition of Imagistics. As a result of this increased indebtedness (and the related increased interest expense), the Company’s ability to generate cash flow before financing activities (“free cash flow”) has become more important to the Company’s liquidity. To achieve maximum free cash flow, the Company will continue to work to make its operations more efficient, increase its revenues and carefully manage its working capital. Additional attention will be required with respect to cash management.

In addition, in connection with its acquisition of Imagistics, the Company borrowed Euro 438 million of short-term indebtedness which is due and payable by March 15, 2006, with an option to extend the final maturity date for an additional three months. The Company intends to refinance this indebtedness prior to its maturity date.

The Company is in the process of outsourcing its leasing business, which has financial consequences

In 2001, the Company announced its plans to outsource its lease activities to third parties, which began in 2002 and is continuing. Outside the United States, Océ continues to outsource its lease activities under private label arrangements to third party leasing companies. Under these arrangements, the outsourcing of Océ’s lease activities consists of two key elements. New end-user finance lease arrangements are entered into directly by Océ’s vendor lease partners, prior to which Océ has sold the equipment and any software licenses to that vendor and Océ’s existing lease portfolio is transferred to its vendor lease partners (under a sale or assignment agreement) on a non-recourse basis.

In the United States, Océ’s captive lease company, Océ-Financial Services, Inc., is the party that enters into the finance lease arrangement with the end-user and then sells the end-user contracts and underlying assets to its vendor lease partners, also on a non-recourse basis. Although leasing activities are provided through third parties, Océ continues to provide service and maintenance to its customers which have acquired the leased machines and products, to ensure that they receive high quality services. The outsourcing of the lease activities has financial consequences as reflected in the Consolidated Financial Statements and Notes thereto included with this report.

The outsourcing of the lease portfolio presently results in off-balance sheet treatment with respect to the assets and related liabilities of the financial leases outsourced in the United States, Europe and Australia. Future developments with respect to the International Financial Reporting Standards (“IFRS”) or U.S. GAAP may adversely affect the off-balance sheet accounting treatment.

Diversity in revenues is important to the Company’s stability

Océ’s strong technology base, the geographic markets in which Océ operates and its long-term relationship with diverse categories of customers help Océ spread the risk related to a downturn in the economic cycle. In addition, outsourcing of production activities and flexible deployment of personnel in the Company’s manufacturing facilities help to offset some of the negative effects of a downturn in the economic cycle. On a geographic basis after the acquisition of Imagistics, the Company’s revenue in the United States is expected to grow to approximately 43% of its total revenue in 2006. A balanced spread of revenues and income among the various markets is essential for Océ to ensure that it is not dependent on the results in a limited number of countries.

The Company’s financial results may be impacted by fluctuations in exchange rates and interest rates

Océ achieves approximately one third of its revenues within the Euro-zone and approximately two thirds of its revenues from outside of the Euro-zone.

As a multinational company, Océ’s Consolidated Financial Statements are affected by foreign currency fluctuations in two respects: “transaction exposures” and “translation exposures”. “Transaction exposures” arise when net cash flows occur in currencies other than the Euro. For instance, a transaction exposure arises when products that are developed and manufactured in the Euro-zone (and the corresponding expenses are recorded in Euros) are sold into the United States (and the corresponding revenues are recorded in U.S. dollars). “Translation exposures” arise when values in currencies other than the Euro (such as a minority equity interest or shareholders’ equity) are measured over time but are converted into Euros based on a conversion rate on a certain date (such as November 30, 2005).

At Océ, transaction exposures are the subject of an active foreign exchange management policy which is implemented in close consultation with the Board of Executive Directors and which is described in further detail on page 70 and further, in Item 11 of this report and in Note 24 to the Consolidated Financial Statements. Currency translation exposures, however, are not hedged. This risk is regarded as an inherent part of doing business as a multinational company. In view of the increase in the United States operations, the equity position in U.S. dollars has increased and therefore the risk of translation exposures has risen.

Interest risks relate to the possible mismatch in exposures to fixed interest rates. Fixed interest revenues are generated by lease and rental contracts, while fixed interest charges arise from the financing of these contracts. The extent to which this risk is hedged depends upon the overall risk profile. Océ hedges these fixed interest revenues for at least 60% via fixed interest loans, which is described in further detail in Item 11 of this report. Because of the outsourcing of the lease activities, the Company’s interest rate risk has been significantly reduced. With respect to the Company’s credit facilities that are not used for financing leases, the Company’s policy is to maintain a balance between fixed and variable interest rates on the basis of interest rate expectations and developments. In such cases risk-averse action always has top priority.

Changes in the Company’s markets could have an adverse effect on the value of the Company’s long-lived assets

The Company’s long-lived assets were Euro 1,129 million at November 30, 2005 and Euro 519 million at November 30, 2004. Océ regularly reviews the value of these assets and recognizes an impairment when the carrying value of an asset is not supported by the Company’s current expectations of future cash flows attributable to these assets. Significant declines in stock prices, market capitalization and credit ratings of market participants, as well as the Company’s ongoing review and refinement of its business plans, may result in substantial impairment write-downs of its long-lived assets at any time. Recognition of impairments of long-lived assets has had a limited adverse affect on the Company’s results and financial condition. See Item 5, “Operating and Financial Review and Prospects”, for a further discussion of the impairment charges related to 2005.

The Company has risks related to its pension and post-retirement benefit plans

The Company currently maintains pension plans in many countries and many of such pension plans are defined benefit plans. The Company’s obligations to make contributions to fund defined benefit plan obligations are based on the current value of the assets of a plan as of November 30 of each year and pension obligations on that date. Because many plan assets are invested in financial market instruments, if the financial markets do not provide the long-term returns that are expected under the funding calculation, the likelihood of Company contributions to its plans increases. The equity markets can be volatile, and therefore the Company’s estimate of future contribution requirements may change substantially in a relatively short period of time. Similarly, changes in interest rates can impact the Company’s contribution requirements. Volatility in the financial markets and fluctuations in interest rates may require the Company to contribute additional funds in the future. If the Company is required to make contributions to fund the pension plans, it will have an impact on the Company’s financial statements and cash flow available for other uses will be reduced.

The transition from accounting under Dutch GAAP to accounting under IFRS may have a material effect on the Company

For financial years commencing on or after January 1, 2005, all publicly listed companies in the European Union have to report on the basis of IFRS. Starting in fiscal year 2006, Océ will prepare its annual financial statements and quarterly reports on the basis of IFRS.

On October 31, 2005, Océ published details of the provisional pro forma effects of the conversion from Dutch GAAP to IFRS. This relates to the financial information as from December 1, 2004 and for the three subsequent quarters of the 2005 financial year, ending on August 31, 2005. Up to and including the third quarter of the 2005 fiscal year net income under IFRS was Euro 0.1 million higher than under Dutch GAAP. Future results under IFRS may become more volatile due to value changes in assets and liabilities which will be included in the Company’s financial results at fair value and because of the change from systematic amortization of capitalized goodwill (supplemented by impairment testing) to solely impairment testing.

The IFRS accounting standards for financial instruments will be applied for the first time as from December 1, 2005. This will have consequences in particular for the Company’s financing preference shares (described on page 65) and the minority interest item. Under Dutch GAAP, these items are classified as equity but under IFRS these items need to be classified as debt under the current contractual arrangements. Océ is currently negotiating with the holders of depositary receipts representing the Company’s Cumulative Financing Preference Shares to change the contractual arrangements in such a way that these financial instruments would be classified as equity under IFRS too. Océ’s equity on the basis of IFRS was reduced on December 1, 2004 by Euro 69 million as a result of a change in the valuation of pension obligations (Euro 65 million) and option plans (Euro 4 million).

In March 2006, for purposes of comparison, Océ will announce IFRS-based pro forma financial information for the full 2005 fiscal year. This will also include the application of IFRS standards for financial instruments with effect from December 1, 2005.

The implementation of the Sarbanes-Oxley Section 404 requirements

Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations require us to include in our future annual reports on Form 20-F an assessment by management of the effectiveness of our internal control over financial reporting. In addition, PricewaterhouseCoopers (“PwC”), our independent registered public accounting firm, must attest to and report on management’s assessment. This requirement is currently expected first to apply to our annual report on Form 20-F for our fiscal year ending November 30, 2006. We are evaluating our internal control systems to ensure that they will allow our management to report on, and PwC to attest to, our internal control over financial reporting.

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

Integration of Imagistics is important to the Company’s continued success

In October 2005, Océ acquired Imagistics. It is essential that Imagistics be integrated into the Océ Group quickly and effectively so that the potential synergy effects can be realized quickly. Achieving these synergies is of great importance because the acquisition has given rise to higher interest costs (which will be approximately U.S. $40 million in 2006) because of the significant amount of debt taken on in connection with the transaction and the amortization of certain intangible fixed assets arising from the transaction.

As a result of the acquisition, Océ’s risks have increased as a result of its greater exposure in the office market, which is the most competitive market segment in the Document Management business.

If the integration of Imagistics into the Océ Group is not realized successfully or projected synergies cannot be realized, this could have a significant impact.

Governmental policies may affect our business

As a global company with operations in 80 countries, the Company’s business is subject to direct and indirect regulation in each of the countries in which it does business. As a result, changes in various types of regulation could affect the Company’s business adversely. The implementation of new technological or legal requirements could impact the Company’s products, manufacturing or distribution processes, and could affect the timing of product introductions, the cost of production or products as well as their commercial success. Moreover, regulations that adversely affect the pricing of the Company’s products could affect net sales and operating profit. The impact of these changes in regulations could affect adversely the Company’s business even where the specific regulations do not directly apply to the Company or its products.

The Company is subject to additional risks that may affect the printing industry in general

In addition to the risks listed above, other risk factors that could cause actual results and developments to differ materially from those expressed or implied include, but are not limited to:

•	terrorist attacks or war;

•	the availability and cost of raw materials;

•	import, export and tariff regulations;

•	the ability to attract and retain skilled employees at reasonable costs;

•	claims or lawsuits and compliance with regulations and laws relating to competition, health, safety and the environment and the use of hazardous materials or other legal matters;

•	changes to tax rates; and

•	the ability to enter into, and resulting success of, future business combinations, acquisitions and dispositions.

Item 4	INFORMATION ON THE COMPANY

A. History and development of the Company

Océ N.V. was organized as a stock corporation under the laws of the Netherlands in 1953, incorporating a business originally founded in 1877. Océ N.V. is an international holding company within the meaning of the Dutch Civil Code. The Company’s executive offices are located at St. Urbanusweg 43, 5914 CA Venlo, the Netherlands. The Company’s telephone and fax numbers are 31-77-3592222 and 31-77-3544700, respectively.

Information about Océ, including the Annual Report 2005, is available through the Internet at http://www.oce.com. The Company also distributes its Annual Report including its Consolidated Financial Statements and other quarterly information to Morgan Guaranty as Depositary for the Company’s ADSs. Morgan Guaranty generally distributes this information to the holders of the ADSs.

Océ is one of the world’s leading suppliers of professional printing and document management systems. For offices, industry and the graphics market, the Company develops and manufactures systems for the production, distribution and management of documents, in color and black-and-white, in small format and in wide format. This relates to printers, scanners, peripheral equipment and printing media as well as document management software and innovative products in the areas of system integration, outsourcing of document management activities and leasing of machines.

Océ focuses primarily on professional environments in which its products are well-known for their productivity and reliability, ease of use and favorable “total cost of ownership”.

Océ is commercially active in 80 countries and has its own sales and service establishments in over 30 countries. The Company also operates research facilities in seven countries. In 2005, Océ, which employs more than 24,000 people, achieved revenues of Euro 2.7 billion and net income of Euro 79 million.

Imagistics Acquisition

On September 16, 2005, the Company announced that it had entered into a definitive agreement with Imagistics, a Delaware corporation then listed for trading on the New York Stock Exchange, to acquire all of the outstanding shares of Imagistics for $42.00 per share in cash through either a tender offer or a merger (or a combination of both). On September 20, 2005, Orange Merger Corp., a subsidiary of the Company, commenced a tender offer for all of Imagistics’ shares. Imagistics’ shareholders tendered approximately 89.2% of Imagistics’ common stock in accordance with the terms of the tender offer. On October 28, 2005, the Company exercised its option, granted in the merger agreement, to purchase newly issued shares from Imagistics that, when added to the number of shares owned by Orange Merger Corp., represented over 90% of Imagistics’ issued and outstanding common stock. On October 31, 2005, the Company acquired the remaining outstanding shares of Imagistics through a merger of Orange Merger Corp. with and into Imagistics, with Imagistics becoming a wholly-owned subsidiary of the Company. Effective January 1, 2006, Océ established Océ-Imagistics, a new division that combines the office business of Imagistics with the office and Digital Printing Centers business of Océ North America’s Digital Document Systems division. For additional information, see Item 5, “Executive Summary - Acquisition of Imagistics” on page 34.

Restructuring

In 2005, a restructuring of the Company was initiated in Europe to achieve a reduction in costs. This restructuring will result in the discontinuation of approximately 500 jobs in Europe. In January 2006, the Company announced a restructuring in the United States, which will result in the discontinuation of approximately 250 jobs in the U. S. In part, these changes run in parallel with the integration of Imagistics. For additional information, see Item 5, “Executive Summary - Restructurings” and “Significant accounting policies, assumptions, estimates and judgments - Identifying expenses in connection with restructuring” on page 38.

Outsourcing of Financial Leases

Historically, the Company’s revenue has been generated from two types of business activities: commercial activities (selling and renting machines and providing services and media) and providing financial services (financing the acquisition of Océ machines through financial lease arrangements).

Generally, more than 58% of the Company’s machine sales are financed through financial leases, and Océ branded leasing is an indispensable component of the “one-stop” shopping concept that Océ offers to its customers. Historically, Océ primarily handled the financing and administration of its leasing activities internally. In 2001, based on extensive research, the Company announced that it intended to outsource the financing of its lease portfolio to third parties while retaining the “one-stop” shopping concept for its customers through private label financing programs.

The Company has adopted two approaches to outsource its financial lease program. In the United States, the Company has established a captive lease company, Océ-Financial Services, Inc. (“Océ-Financial Services”), which is responsible for all leasing activities in the United States. Under this structure, Océ-Financial Services negotiates and enters into the initial leasing agreement with the customer. In due course, Océ-Financial Services sells the lease receivables (together with the title to the underlying machines) to third party fundors. During 2005, Euro 66 million worth of lease contracts (together with the title to the underlying machines) were sold to four third party fundors in the United States. Océ-Financial Services carries out activities such as invoicing and the collection of accounts receivable on behalf of third party fundors.

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

During 2005, a total of Euro 66 million worth of financial lease receivables and underlying equipment were sold to external lease partners. The sale of the lease portfolio has meant that interest income from leases have decreased in recent years. In 2004 this item amounted to Euro 68 million compared to Euro 36 million in 2005. As of the end of 2005, Océ had Euro 343 million of lease receivables remaining on its balance sheet, which is approximately one-third of its original lease portfolio.

Principal Capital Expenditures and Divestitures

The following table sets forth the Company’s principal capital expenditures and divestitures in tangible and intangible assets (including through the acquisition or divestiture of interests in other companies) in 2003, 2004 and 2005:

(In millions)	2003	2004	2005	2005
	Euro	Euro	Euro	$
Capital Expenditures
Intangible assets (net)	11	9	15	17
Property, plant and equipment	97	87	96	114
Rental equipment (net)	15	40	49	58
Other investments	2	-3	-1	-2
Capital Divestments
Property, plant and equipment	-17	-13	-11	-13
Disposal of unconsolidated companies	—	-1	—	—
Sale of financial lease portfolio	-80	-312	-66	-77
Acquisitions (Disposals) (net of cash)	-2	—	638	752

Total	26	-193	720	849

The Company expects that its 2006 capital expenditures will be approximately Euro 115 million for property, plant and equipment. The Company has Euro 20 million of investments in progress, which primarily relate to investments in the Netherlands in new machines. The Company finances its capital investments through cash from operations and borrowings. The Company believes that its cash flow from operations and borrowing capacity will provide adequate resources to meet current and future investment needs.

Océ did not make any significant acquisitions in 2003 or 2004. In 2005, Océ acquired Imagistics, as discussed under Item 4.A “Imagistics Acquisition”.

Except for the sale of its financing lease portfolios (as discussed above), the Company has made no material divestitures since 2001. The Company is not aware of any public takeover offers by third parties in respect of the Company’s Ordinary Shares.

B. Business Overview

Geographic Markets

Although the Company’s business activities are world-wide, its primary business is based in the United States, Germany, the Netherlands, France, the United Kingdom and the rest of Europe. The following table sets forth the geographic distribution of the Company’s revenues for the past three fiscal years based on its geographic regions:

	Years ended November 30,
(In millions)	2003	2004	2005	2005
	Euro	Euro	Euro	$
United States	1,046	925	931	1,097
Germany	335	333	323	381
The Netherlands	284	291	289	341
France	199	191	195	230
United Kingdom	183	180	182	214
Rest of Europe	519	534	541	638
Countries outside Europe and the United States	203	198	216	255

Total	2,769	2,652	2,677	3,156

Strategic Business Units

Océ has two strategic business units: Digital Document Systems (“DDS”) and Wide Format Printing Systems (“WFPS”). The following table shows the distribution of revenues for the past three fiscal years achieved by each of the Company’s strategic business units:

	Years ended November 30,
(In millions)	2003	2004	2005	2005
	Euro	Euro	Euro	$
Digital Document Systems	1,907	1,834	1,843	2,173
Wide Format Printing Systems	862	818	834	983

Total revenues	2,769	2,652	2,677	3,156

Digital Document Systems or “DDS” Business Unit

The DDS strategic business unit focuses on document output and printing solutions for user environments with an intensive document flow. DDS comprises four business groups:

•	The Corporate Printing business group supplies integral solutions for document output management to corporate data centers, central repro departments and office environments, in which the emphasis is on providing support for the core process (print-for-use). The customers served by this business group include financial institutions, telecom companies, energy suppliers, government authorities, educational institutions and businesses engaged in trade and industry.

•	The customer base served by the Commercial Printing business group includes marketing service businesses, digital printing firms, specialized printshops and reprographic businesses, most of which use commercial applications (print-for-pay).

•	The Océ Business Services business group uses the products and services of DDS and WFPS to take over from customers all their activities in the area of document processing, printing and copying (complete outsourcing) so as to optimize their printing and document management processes.

•	The Software & Professional Services business group serves Océ customers in all target groups by providing them with software products and project services to support the implementation and use of digital solutions.

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

Office and departmental printers, black-and-white and color.

(Very) high volume printers/copiers, black-and-white and color.

Production printers, black-and-white and color, cutsheet and continuous feed.

High speed scanners.

Workflow software for the management of printing solutions.

Financial services.

Canon IBM Kodak Konica/Minolta Kyocera Mita Ricoh Xerox

Commercial Printing	Marketing Services General and specialized printing works Digital print providers Reprographic businesses (quick printers and copy shops)

(Very) high volume printers/copiers, black-and-white and color. Production printers, black-and-white and color, cutsheet and continuous feed.

Workflow software for the management of printing solutions.

Financial services.

Canon HP (Indigo) IBM Kodak Ricoh Xerox

Océ Business Services	All customer segments of: Corporate Printing Technical Document Systems	Taking over and carrying out (outsourcing) of document management processes for both wide and small format applications.	IKON Pitney Bowes Xerox Local suppliers

Software & Professional Services*	All customer segments of: Corporate Printing Commercial Printing Technical Document Systems Display Graphics Systems Océ Business Services

Integrated document management systems: input and output management software, document workflow software, document archiving software.

Professional services: training, consultancy, implementation, support.

Canon Hewlett-Packard IBM PLP Digital Systems Seal Systems Xerox

*	The results of the business group Software & Professional Services are integrated in those of the business groups Corporate Printing, Commercial Printing, Technical Document Systems and Display Graphics Systems.

New DDS products introduced in 2005

The following table lists each new product introduced by the DDS unit in 2005, including the name of the product, the applicable business group and the customer segment that the product is intended to serve:

Product	Business group	Application
Océ VarioStream 9230	Corporate and Commercial Printing	Very high volume continuous feed printer version, based on the Océ VarioStream 9000 that was introduced in 2004. This printer can print not only in black-and-white but also in two highlight or CustomTone colors. The Océ VarioStream 9230 is the only product on the market that offers this possibility.

Océ VarioPrint 5140	Corporate and Commercial Printing	New model in the Océ VarioPrint 5000 series with a print speed of 137 ppm.

Product	Business group	Application
Océ VarioPrint 5115-, 5140- and 5160 Advanced	Corporate and Commercial Printing	New models in the Océ VarioPrint 5000 series, which can automatically switch between PostScript, PDF, PCL and IPDS, and therefore offer optimum flexibility.

Océ VarioPrint 5000, Océ VarioStream 7000 and Océ VarioStream 9000 user panels	Corporate and Commercial Printing	All very high volume production printers are now supplied as standard with a highly user-friendly operating panel.

Océ VarioPrint 1055, Océ VarioPrint 1065 and Océ VarioPrint 1075	Corporate Printing	New family of very advanced multifunctional printers/copiers/scanners for departmental use, with print speeds of 55, 62 and 72 ppm respectively. This multifunctional and user-friendly machine features unique network management facilities, including a ‘follow me’ print function and a mailbox with fingerprint recognition.

Océ VarioPrint 2062 and Océ VarioPrint 2075	Corporate Printing	New family of very advanced multifunctional printers/copiers/scanners for limited-production environments, with print speeds of 62 and 72 ppm respectively.

Océ CPS800 and Océ CPS900 Platinum	Corporate and Commercial Printing	Full color printers/copiers for high-production environments: printrooms, central reprographic departments and commercial offices. The Platinum versions of the Océ CPS800 and Océ CPS900 offer a substantially higher print quality.

Océ CPT60 and Océ CPT90	Corporate and Commercial Printing	The unparalleled color consistency of Océ CPS technology also allows CPS units to be deployed in production clusters, a unique solution that has still not been matched by competitors. An Océ CPT60 (Color Production Tandem) consists of two CPS systems, while an Océ CPT90 consists of three.

Océ CS171	Corporate Printing	Mid-volume all-in-one multifunctional with color capacity, offering affordable color possibilities in office environments which have high black-and-white printing volumes.

Océ CS520	Corporate Printing	Mid volume color printer/copier, specifically for use in corporate printrooms.

Océ MP1020, Océ MP1025 and Océ MP1035	Corporate Printing	Mid volume black-and-white all-in-one multifunctionals; a complete product line for the office environment in an economy price range.

Océ Count Logic	Software & Professional Services	Software that keeps track of copier, printer and scanner operating data for a machine, user, group or project. The application records data on machine use, traces where costs should be allocated and therefore gives a simple and complete overview of the entire printer population.

Océ Assessment Service	Software & Professional Services	Professional services backed by advanced tools that enable print behavior to be analyzed and document related needs to be identified for commercial offices and public sector organizations. This information can be used to develop a complete business case, including proposals for improvements in document workflows that will bring substantial cost savings.

Océ PRISMA satellite new releases	Software & Professional Services	Print output management software for offices, printrooms and data centers. New functions enhance the pre-press processing of scanned and electronic office documents and facilitate the supply of documents to the production line.

Product	Business group	Application
Océ PRISMA production new releases	Software & Professional Services	Output management system, optimized for use in high volume to very high volume production centers. The latest releases focus specifically on supporting the workflows of documents that have multi-highlight colors as printed on the Océ VarioStream 9000 family.

Corporate Printing Business Group

Market position. Corporate Printing offers integrated document output solutions for users in corporate environments in which documents play an essential role.

Corporate Printing concentrates on three strategic, vertical market segments:

•	finance, telecommunication and utility companies;

•	public services (such as government, healthcare and education); and

•	trade and industry (such as manufacturers, retail and wholesale trade, transport, logistics and consultancy).

Customers in the above segments concentrate primarily on improving the effectiveness of their documents and on achieving maximum efficiency and control over the process. They are aware of the importance of an integrated approach to document processes and applications. Océ supplies products and services that enable the entire document output workflow to be analyzed and optimized, aimed at the implementation and management of these products, which brings cost savings for the customer. The demand for color is steadily increasing. To meet this need Océ has developed an extensive Production Color Program, which comprises scaleable color printing systems featuring the most consistent color quality that is currently available in the printing sector.

For the various corporate printing environments Océ offers a range of complete software programs. These encompass innovative concepts, products and services that enable companies to manage their documents more efficiently and more effectively.

Developments in 2005. Imagistics is included in this business group from November 1, 2005 and thereafter. This group’s sales force was significantly increased in connection with the acquisition of Imagistics, particularly in the office and central reprographic segments from Imagistics. As a result of the increase in sales and service organizations, DDS can now provide services throughout most of North America, which will enable Océ to better serve companies that operate nationally. The Océ product range for high-production corporate printing environments, consisting of the Océ VarioPrint and Océ VarioStream printers and PRISMA software, was rated in the market as extremely innovative. As a result, machine sales showed healthy growth during 2005. Océ also put new versions and releases on the market during the course of 2005.

To strengthen its position in the office environment, Océ is working together with a leading supplier of OEM equipment to supplement Océ’s product range with low volume machines for black-and-white and color.

For the high-production full color market segment, Océ offers the Océ CPS800 printer/copier and the Océ CPS900 digital color printing system. These add a new dimension to scaleable production printing in color and have achieved very good sales results.

The new Océ VarioStream 9000 family for the high and very high volume segments has been positioned by Océ as the innovative leader in high volume and digital multi-color printing. These machines can print not only in black-and-white but also in any desired highlight color as required by the customer’s house style, an option that Océ supplies under the name CustomTone Special. The underlying technology forms the basis for a new series of printers, which have a color capacity that extends to full color and which will be introduced over the next few years.

Océ PRISMA software enables corporate customers to manage their documents in all their various printing environments and, optionally, to combine the separate document flows within one workflow management process. Océ has developed a strong market proposition with a set of software modules for different printing environments. In 2005 Océ introduced new releases for these software packages.

Trends. In corporate environments, digitization of documents continues to advance. Document processes in the office environment, in document production and transaction printing, which initially took place separately, are becoming more and more integrated. One of the results is that printing takes place on the same printers. Océ has set the standard in the area of intelligent output management software that can control all document environments and applications, regardless of whether it relates to transaction documents, office applications or processes in reproduction departments.

Although paper is not diminishing in importance, it is increasingly becoming more of a temporary working medium.

Lay-out and the use of color are becoming more important because they make the information that is presented easier to assimilate. The distribution and archiving of documents will, however, take place more and more in digital form.

In the corporate environment, growth is particularly taking place in color, multifunctional and scaleable printing solutions. Printing speeds are still increasing, while copiers and printers that can also print in color are replacing mid-volume black-and-white printers and therefore paving the way for a more widespread use of color in office applications. Many customers realize that the costs of processing documents need to be made more manageable. As a result, a need is arising for a large number of decentralized printers to be replaced by a much smaller number of high-production systems at departmental or central level, since these enable substantially lower costs to be achieved, while offering better quality and reducing the need for IT management. Increasingly, customers are also opting to outsource all or part of their document production and processing activities. This decision is usually based on efficiency considerations, but outsourcing specialists such as Océ Business Services can also offer an extremely attractive product in terms of cost.

Strategy. Océ’s strategy for Corporate Printing is focused on growth and on acquiring or strengthening a top position in all high-production printing segments, supported by a global full-line range of products and services. In this area, Océ offers a complete range of VarioPrint, VarioStream and high-production color printing systems that cover the entire spectrum of black-and-white and color. In addition, in the form of its PRISMA production and PRISMA satellite, Océ supplies high quality output management software that can efficiently control both Océ equipment and that of third parties. To complete the portfolio, Océ cooperates in the low volume segment with strategic partners for the supply of a complete line of products for black-and-white and color. Intensive cooperation also exists with partners for equipment in the area of pre-press and finishing and for advanced software applications.

In response to the growing demand from customers for complete solutions – which create greater complexity – Océ is investing in its operational organization, and in sales and consultancy. In addition, through the Océ Business Services and Software & Professional Services business groups, Océ offers an extensive range of services.

In all strategic markets, Océ is working on the constant strengthening of its distribution channels. In this respect the acquisition of Imagistics represented an important step forward.

Commercial Printing Business Group

Market position. The Commercial Printing business group focuses on customers who generate income from the equipment itself. In businesses that produce direct mail (marketing services), Océ occupies a leading position world-wide with its high and very high volume printers. In this market, Océ also holds a strong position among digital print providers. In addition, Océ is active in segments of the graphics market, especially for time-critical production runs, limited print runs and personalized documents or frequently changing documents such as user instructions.

In recent years, Océ has built up a strong position in the production of books and newspapers with a limited print run. Although digital printing is currently used only to a limited extent in the graphics market, great potential exists in this market for limited print runs in combination with the traditional offset process.

In the highly demanding commercial printing segments, Océ is gaining ground both through the expansion of the range of its products and through a vertical market approach. In this market, reliability and productivity are of the utmost importance and these are aspects for which Océ machines score high marks. In addition, Océ has used its lengthy experience of complex printing processes to develop software for integrated workflow management which can flexibly and efficiently steer the complete order processing and production process, even where this incorporates non-Océ equipment.

Developments in 2005. In some of the printing markets of relevance to Océ, the level of investments in new equipment is increasing. In the graphics market, there was nominal increase in the total number of machine placements. Nonetheless Océ is gaining ground in this market, primarily due to its increasingly improved and more extensive product range. The Océ CPS900 Platinum and the Océ VarioStream 9000 family met with great success immediately after launch. Océ continues to invest in specialized sales staff in the regional sales organizations so as to improve even further the way it serves the commercial printing markets. Océ’s Digital Newspaper Network has extended further with the opening of new locations in Europe and the United States. Through this network, Océ enables the publishers of daily newspapers to print their international editions anywhere in the world, which saves time and obviates the need for transport costs.

Trends. The growth in the commercial digital printing segment is caused, on the one hand, by the outsourcing of printing work by the corporate environment to commercial printers and, on the other, by the migration of printed matter that was traditionally produced on offset presses to digital printers. This migration is made possible by the decreasing costs and the increasingly higher quality and productivity of digital printers and the availability of workflow solutions that are tailored to the needs of the commercial segment. The shift in favor of digital printing is being further strengthened by the growing demand for smaller print runs and personalized document production for which digital printing is more suitable than offset printing. In color printing, the biggest potential growth is taking place in the most productive segments (contract printers, book printing and mailers). In absolute terms the share of color is still small due to the variable costs which are still relatively high.

Strategy. Océ’s aims to further consolidate the top position that the Company holds for continuous feed solutions in the most productive segment of the digital printing market. The Océ VarioStream 9000 family is the benchmark for this market segment in terms of technology and innovation, firstly, because of its superior quality and, secondly, because it offers a migration route to affordable high quality color printing.

In the graphics market, one of the growth markets for digital printing, Océ aims to achieve a leading position by offering integrated digital printing solutions for both general printing firms and specialized businesses. Here, too, a key role will be played by the Océ VarioStream 9000 family and the advanced cut sheet color printer, the Océ CPS900. Océ continues to strengthen the sales staff and sales support departments to ensure that these personnel possess the know-how and expertise to deal with the requirements, business goals and business processes that are specific to this sector.

Océ intends to expand its position as a major supplier serving print shops and copy shops, customers for whom the new mid volume and high volume printing systems such as the Océ VarioPrint 2110 and the full color Océ CPS800 and Océ CPS900 are highly suitable. Of great importance in this market is the bundling of hardware and software that Océ can offer.

Software & Professional Services Business Group

Market position. The Software & Professional Services business group is the Océ center of expertise in the area of output and document management. Together with the customer’s experts, this business group catalogs and analyzes the customer’s print output and document processes and develops proposals for improving them. These often take the form of new printing configurations with intelligent software, which channels each print job to the most suitable and most cost effective equipment for that job. The systems that are used, both hardware and software, are designed and implemented by Océ using its own working method, the Océ Solution Delivery Process.

Since the introduction of the first digital printers, Océ has been developing software to control the increasingly integrated and complex printing processes and printing systems. This links up with the customers’ desire to add more value to their documents and, at the same time, to reduce the costs of document production in their businesses.

Océ markets a complete range of DDS output management programs and applications under the name Océ PRISMA. For corporate customers, four sets with workflow solutions have been developed: PRISMA for Office, PRISMA for Printrooms, PRISMA for Enterprise Resource Planning (ERP) and PRISMA for Transaction. For the commercial market, three sets are available: PRISMA for Printshops, PRISMA for Printing-on-Demand and PRISMA for Mailers.

The Software and Professional Services business group also supports Océ Business Services in the complete handling of document and printing processes that have been outsourced by customers.

Developments in 2005. The focus in 2005 was on the full introduction of the environment-specific and segment-specific workflows that were developed in 2004 and brought to market under the name Océ PRISMA. Each PRISMA solution brings together the most important applications and output management system functions for a specific customer segment within a compact but complete combination of programs. The programs improve the customer’s working processes and efficiency and the custom designed software bundles make implementation considerably simpler.

In 2005, Océ brought new applications to market, which will help Océ customers to further boost the productivity of their output management solutions. Examples of these new applications are Océ PRISMA-Satellite for Office and Océ Document Designer Advanced which, on the basis of more than 50 advanced customization projects, became one of the leading printing solutions for variable data right from its very introduction.

Trends. Due to the strong advance of digitization, the enormous quantity of paper documents is being accompanied by an abundance of digital information. Not only the management of this information but also its processing is becoming increasingly more complex, since in many cases the information has to be supplied in parallel on paper, by fax, by e-mail or as a PDF file. Customers are increasingly asking for complete solutions in the form of one single package from one supplier. The Software & Professional Services business group can meet this need, firstly, through the PRISMA products package, supplemented by partner products and, secondly, through the deployment of the extensive team of the Company’s own system consultants, engineers and project managers. The design, integration and implementation of complex systems, comprising both Océ products and third party equipment, are their specialty.

Strategy. Océ aims to achieve a substantial strengthening of its position in the market for output management systems by expanding the breadth and depth of its range of products and services and by offering combinations of hardware, software and services that are targeted at specific user environments. With its Océ PRISMA output management software, the Company is already one of the major players in the market. Océ is continuing to concentrate on the integration of partner systems as a supplement to its PRISMA products. The emphasis in this area will be on job preparation, transmission to the printers and production locations and the management of the complete printing process.

In cooperation with partners, Océ will gradually expand its output management systems to make them into complete document management solutions. Key roles are played here by reliability, productivity, durability, user-friendliness, a low total cost of ownership and, thanks to standardization, simplicity of integration.

Océ Business Services Business Group

Market position. Océ Business Services is active in a distinct growth market for the outsourcing of document management processes and print management activities. Its customers are medium sized and large companies which want to concentrate on their core activities and, as regards other activities, want to assure themselves of the best services that are available in the market. The activities comprise all printroom processes, the operation and maintenance of complete copier/printer systems, machine fleet management, electronic and physical archives management, and scanning and mail room activities. In ten years’ time, Océ has become one of the foremost companies in this field, both in the United States and in Europe. Because of its position at the heart of its customers’ document processes, Océ can offer top class expertise as a partner, not only for the operational side of the processes but also for integrated document management.

In cooperation with Océ’s research and development department (“R&D”), new services are being developed. During the entire contract period with a customer, possible improvements are continuously investigated, proposed and introduced. Océ acts, on the one hand, as the consultant who implements best practices and, on the other hand, as the supplier of equipment and media. Working methods and results are based on service level agreements which take into account the customer’s objectives and the requirements set by each specific situation. In this way the quality, effectiveness and productivity of the document management process are improved while the costs for the customer remain the same or are even reduced.

Developments in 2005. In 2005 Océ’s Business Service achieved its goal of profitable growth. Océ continues to focus on improving the profitability of current contracts by means of cost control and by expanding the services it provides through the introduction of new concepts that offer high added value. In the autumn of 2005, for example, Océ Business Services introduced Océ MAX™, an analysis instrument for document processes, and – shortly afterwards – the ‘e-Desk’ project, which enables employees in an office environment to contact all central printing facilities in the business through one keystroke on a standard keyboard. Océ continues to regard the current activities in printrooms and mailrooms as a core activity but is also using that position as a launch pad that will lead to more complex assignments.

Trends. The outsourcing market is comparatively big because an increasingly wide range of activities are being contracted out. Particularly in the United States, the character of the market is changing now that more and more new entrants are providing services that cross over the traditional borders between the specialist areas. Since existing suppliers are also expanding the package of services that they offer, competition is becoming more intense. In Europe, where outsourcing is still relatively new, it is possible to achieve a faster expansion in the direction of more complex activities that are linked to the management of complete information flows.

Strategy. Océ is focusing on boosting its profitable revenues from Business Services. That means a shift in emphasis away from mailroom and printroom services towards the more complex management of the physical and electronic document flows in businesses. For this purpose, investments are being made in the development of these complex services in R&D and the operational departments. Selling, implementing and managing these services also require additional investments in sales and marketing. The main focus continues to be on those processes in which printing plays an important role.

Wide Format Printing Systems or “WFPS” Business Unit

The Wide Format Printing Systems (“WFPS”) strategic business unit comprises three business groups.

•	The Technical Document Systems business group offers technical applications for customers such as construction companies, architectural and engineering offices, industrial, utilities and telecom businesses and the government (print-for-use) and commercial applications specifically destined for use by reprographic businesses and digital print providers (print-for-pay).

•	The Display Graphics Systems business group supplies applications for the graphics industry and the world of advertising and focuses on indoor and outdoor advertising and other forms of graphic communication.

•	The Imaging Supplies business group specializes in the supply of print media to all customer categories and the supply of toners and inks.

	Customer segments	Products and services	Competitors
Technical Document Systems

Print-for-use

Construction companies

Architectural and engineering offices

Industrial companies

Utility companies

Telecom businesses

Government

Print-for-pay

Reprographic businesses

Digital print providers

		Wide format production printers for work group and office environments, in both black-and-white and color. Wide format scanners. Print management and distribution software. Financial services.	Fuji-Xerox Hewlett-Packard KIP Ricoh Xerox

Display Graphics Systems

Print-for-use

Corporate and retail in-house printing

Printing works

Advertising and design agencies

Print-for-pay

Digital print providers

Reprographic businesses

Photo processing laboratories

Silkscreen printers

		Wide format production printers (roll-to-roll and flatbed) for indoor and outdoor applications. Print workflow software. Financial services.	Durst Epson Hewlett-Packard/Scitex Mimaki Mutoh Nur Vutek

Imaging Supplies	All customer segments of: Technical Document Systems Display Graphics Systems Corporate Printing Commercial Printing Océ Business Services	Wide format media. Display graphics media and inks. Print media for office and for commercial graphic applications (business graphics media).	3M Corporate Express Hewlett-Packard Intelicoat Paperlinx Sihl Xerox

New WFPS Products in 2005

The following table lists each new product introduced by the WFPS unit in 2005, including the name of the product, the applicable business group and the customer segment that the product is intended to serve:

Product	Business group	Application
Océ TDS100	Technical Document Systems	Wide format analog copier for workgroup and office environments in small construction companies and architectural and engineering offices.

Océ TDS320	Technical Document Systems	Wide format digital copier for workgroup and office environments in small construction companies and architectural and engineering offices.

Product	Business group	Application
Océ TDS450	Technical Document Systems	Wide format reproduction system, specifically aimed at offices and workgroups, comprising a newly developed color scanner (Océ Direct Scan) which sets a new standard for ease of use.

Océ TDS860	Technical Document Systems	Highly productive, wide format printing system that can be fully adapted to meet the needs of commercial users in the high volume segment but is also suitable for corporate printing in industrial environments. Offers a wide range of options in scanners, print speed and management software to enable customer-specific configurations.

Océ TCS500	Technical Document Systems	Highly productive, wide format color printing system; successor to the Océ TCS400 for commercial and industrial environments.

Océ Arizona T220VF	Display Graphics Systems	Mid volume flatbed printer for the market for thermoplastically formed advertising displays.

Océ CS6100	Display Graphics Systems	Extra wide format (2.5 meters) mid volume color printer for durable, weather-resistant outdoor advertising.

Océ CS7070	Display Graphics Systems	Hybrid, high speed inkjet printer, featuring drying with UV light; suitable for both roll-to-roll and rigid materials for advertising signs, exhibition materials and outdoor advertising on buildings.

Technical Document Systems Business Group

Market position. The Technical Document Systems (“TDS”) business group supplies wide format equipment for the scanning, copying, printing, distribution and archiving of technical documents. Its customers are businesses and institutions that use wide format applications to support their own business processes, but also companies (such as specialized reprographics businesses) that use Océ systems and applications for commercial purposes.

Océ holds a strong, leading position in this market, based on the quality, productivity and user-friendliness of its systems. Océ has long been the pace-setter in terms of new developments, such as digitalization, scanning for archiving, electronic distribution and decentralized printing. The expertise that Océ has gained with black-and-white documents forms an ideal launch pad for marketing color solutions to meet the growing demand for technical documents in color. Both in black-and-white and in color, Océ’s systems stand out because of their high level of productivity in the entire process, from electronic distribution via printing and copying through to finishing.

The activities of the TDS business group are mainly concentrated in Europe and the United States. Particularly in recent years, however, the Asian markets have also been rapidly growing in importance. Over the past years, Océ has made sizeable investments in Japan and China. Apart from bringing organic business growth, this has led in Japan to the recent acquisition from Shacoh of its population of high volume, wide format machines. In China, too, the business is developing strongly.

Developments in 2005. In the black-and-white segment, an aggressive marketing approach plus the addition to the product portfolio of the Océ TDS100 and the Océ TDS860 resulted in organic growth in revenues from printing systems. Printing volumes in this segment increased further. Revenues from services were maintained at the same level as 2004, despite the fact that the servicing requirements of the systems were further reduced.

In all volume segments, Océ succeeded in selling more black-and-white and color printers than in 2004. This was in part attributable to the many major and smaller scale innovations that were incorporated in both hardware and software to further enhance productivity and ease of use.

To maintain its leadership position as a supplier of very high production color printing systems, Océ introduced the Océ TCS500 at the end of 2005. This printer represents a step change in productivity as compared to its predecessor, the Océ TCS400.

Black-and-white. The Océ TDS500, a stand alone copier that is manufactured in Asia, was launched on the market during 2005 and has already achieved an equal number of placements as its successful predecessor, the Océ 7050. The fastest growing product line, however, was the Océ TDS300, which has been on the market since 2004 for lower volumes in small companies. In part, this growth was brought about by the ongoing trend towards more decentralized printing on smaller printers.

The Océ TDS600 sold better in 2005 than in the previous year, thanks to intensive marketing efforts. At the beginning of 2005, the Océ TDS860 was introduced. This extremely flexible and multi-configurable machine is targeted at the high and very high volume segments. The large number of placements of the Océ TDS860 in the past year showed that in this market a significant demand exists for a machine with these qualities, which can serve both the high and the very high volume segment in a cost effective way. That need is topical now that more and more decentralized printing is also taking place in reprographic environments.

In the autumn of 2005, a number of new printing systems were introduced, including the Océ TDS320, successor to the Océ TDS300, and the Océ TDS450 with a color scanner. As a result Océ’s current product portfolio in wide format black-and-white links up in full with the trends in the market: decentralization, for which low and mid volume products are used, and flexibility in central environments, for which the high volume machines are deployed.

Color. In the color segment, the Océ TCS400, both in the printer version and in the form of the combined printer/copier, resulted in a substantial strengthening of Océ’s market position. The recently introduced Océ TCS500 is expanding this position further. This is mainly due to the fact that Océ was the first company to produce a color system that successfully incorporated a productivity concept that had been used and tested in the black-and-white segment. As its installed population steadily grows, this machine is expected to be an important source of recurring revenues. Although many users are currently continuing to use black-and-white printing because of its lower costs and higher productivity, there is no doubt that color will be the catalyst for growth in the future.

Trends. The TDS market is expected to remain fairly stable in the years ahead. However, because of the rapid developments in electronic communication and archiving, there will be a further shift from centralized towards decentralized printing, in a location close to the user. In corporate environments, this means a shift of the printing volume towards smaller machines. In various geographical markets, construction activities are starting to increase again. This is of importance for Océ in view of its strong market position among architectural and engineering offices and in construction companies. Specialized reprographics businesses are also noticing the effects of this upswing in the form of an increase in turnover in black-and-white documents, which represent the greater part of their business, and they are investing in the replacement and expansion of their machines and production management software.

Ongoing digitization is leading to a decrease in the printing volume on analog machines. For the time being, however, a need continues to exist for analog systems within smaller organizations.

The shift to color is taking place slowly but surely, both in printing, scanning and copying. This is because, step-by-step, technological advances are tipping the price-versus-productivity balance more in the favor of color. Many businesses therefore use a combination of color and black-and-white systems.

Strategy. By means of product innovation, a focus on user needs and greater distributive strength, Océ will be able to gain market share. In this way, Océ can further build its strong position in Europe and the United States, continue its expansion in Japan and invest in building up a strong position in various new and emerging markets, such as China. The program for developing new products is focused on improving the productivity, ease of use and investment value for the user. This applies not only to users in Europe and the United States, but also to users in Asia. Continual training of the sales staff and the service organizations will enhance the strength of Océ’s distribution network and thus enable Océ to expand its market share further. Océ continues to invest in black-and-white and color printing systems that improve the workflow and productivity of the end user of the systems. In this area, an important role will be played by Océ’s strong software products, such as Océ Repro Desk and Océ PrintExec Workgroup and their successors.

Display Graphics Systems Business Group

Market position. The growing advertising market is the driving force behind the growth of the Display Graphics Systems (“DGS”) business group, which focuses on the flexible and fast production of posters, banners, billboards and other wide format graphics products. Although they have only been on the market for a relatively short time, digital techniques are increasingly replacing traditional analog techniques such as silk screen printing, photo printing, offset and traditional lettering. As a result of its improved print quality and the cost effective high production speed, the market for digital printing is expected to continue to grow in the forthcoming years. Océ offers a complete range of advanced printers, software, media and inks world-wide, backed by a high-quality service and support organization. Since 2004, Océ has also been active with display graphics via its sales organizations in Japan and most other Asian countries and is now optimally able to serve the major markets in this segment within the Asia/Pacific region.

Océ’s subsidiary, Onyx Graphics, Inc. (“Onyx”) is a world market leader for color controller software for display graphics printing systems. In this area Onyx, as a market leader, has a substantial proportion of the suppliers in the display graphics market as its customers.

Developments in 2005. Revenues from sales of hardware increased strongly within the DGS business group. Partly as a result of this, recurring revenues – including revenues from inks and media – grew as well. In 2005, the DGS business group concentrated its activities in a single location in Vancouver, Canada. Operational costs are expected to be lowered in future years as a result of the creation of a cohesive group with a tight focus, in which new products can be quickly developed, manufactured and delivered to the market. The launch of new products and inks specifically developed for industrial applications has strengthened the product portfolio. One of Océ leading core competencies is its ability to offer customers complete solutions in the form of a combination of software, hardware, media, inks, service, financing and expertise. To complement the sales of its own products, the business group also supplies third party products, in most cases sold under the Océ name.

Onyx again achieved good results in 2005. With its Postershop product, Onyx is the global market leader in Raster Image Processors (RIPs) for wide format color printers. Onyx also offers support in the profiling of media and managing digital files. In addition, Onyx targets its applications at various vertical markets, such as the printing of textiles. Onyx has also started expanding its position in Asia.

Trends. In this highly fragmented market, business consolidation is slowly starting to occur in the higher volume segment. An important factor for the growth of expenditures in the digital graphics display market is the success of outdoor advertising, which is a particularly cost effective way of advertising. Another important aspect is that average print runs are decreasing, which often makes it more economical to use digital printers. This means that the demand from traditional printing firms for digital printing is growing, since digital printers can produce these print runs at lower costs and also enable a faster response time.

Strategy. The DGS business group aims to achieve a leading position in the display graphics market. At the present time, the business group has built a balanced range for its customers as a result of a combination of Océ-developed hardware and software and products from other digital equipment manufacturers. These are sourced from a limited number of partners with which the Company has long term relationships. In all cases, the products are supplied to users together with the appropriate combination of inks and media for specialized applications. An important role is played by Océ’s strong, world-wide sales and service organization. This market approach will be continued and intensified. The business group concentrates on the mid volume and high volume segments of the market.

Onyx is rebuilding its core technology so that it can easily be augmented for targeted vertical markets and applications. Large format technologies have become more complex and the throughput of printers has become critical. This is why Onyx will focus more on workflow and color quality over the next few years rather than on additional features.

Imaging Supplies Business Group

Market position. In the market segments in which Océ is active, the availability of the correct media and imaging supplies play a major role. Media and imaging supplies therefore represent a significant element in Océ’s total offerings due to the importance of the interaction between media and hardware, especially with a view to the high quality of the color applications. Throughout the world, the Imaging Supplies business group sells media, inks and toner for small and wide format applications on both Océ equipment and third party machines. Imaging Supplies has its own purchasing, product development, production, converting and logistics systems. With factories in Europe and the United States, Océ is the world’s biggest converter of wide format media and also holds a prominent position in the black-and-white wide format media. In wide format CAD and display graphics media, the market share is also growing. In small format paper, the business group has built up an attractive market share in Europe.

Developments in 2005. Although revenues decreased slightly due to the lower selling prices of paper, the profitability of the business group increased. This was mainly achieved through improved control of logistics costs. In wide format media for the display graphics market the many years of investments in the product range and in creating brand awareness resulted in a substantial growth in revenues. The market share in wide format media also showed an overall increase, partly because more media were supplied for use on Océ equipment, and partly through supplies to third parties under private labels. Another significant factor was the sale of modified media to new users of Océ equipment. Emphasis was also placed on building up a high quality range to meet the high demands of the graphics market. The Océ CPS700, CPS800 and CPS900 machines and the Océ VP2110 black-and-white printer particularly produce an excellent quality print when used in combination with Océ MC paper, which was first introduced in 2005. Sales in this segment are therefore growing quickly.

Activities in the area of small format specialties (including photo printing paper and textile transfers), which are produced in the Company’s own (Arkwright) plants in the United States, have been considerably expanded.

To boost efficiency and increase the commercial strength in Europe, the Imaging Supplies business group and the European sales organization of Arkwright have been combined.

Trends. The market for imaging supplies is highly competitive and fragmented. A consolidation is now gradually taking place which is forcing the remaining parties in the market to make drastic improvements in their logistics processes. Market growth is being stimulated by the continuing digitization of printing processes. Technological know-how and expertise in the area of supplies and basic materials are of vital importance to ensure a good performance in this market.

Strategy. The strategy of the Imaging Supplies business group is aimed at expanding its position as a supplier of high quality media for wide format printers in both the TDS and the DGS segment. In addition, the business group seeks to provide maximum support for the activities of DDS by offering a complete and competitive range of small format media for both color and black-and-white applications. Thanks to the broad range offered by Imaging Supplies, Océ is able to enhance the value of the total solutions it offers to customers.

Sales and Services

Océ has a strong direct sales and service organization, which provides critical input in the Company’s research and development activities and in its overall success. The Company markets and sells its products primarily through its direct sales force of approximately 5,350 employees, sells its maintenance services through approximately 5,100 of its employees and provides business services through approximately 6,800 of its employees. As a result, the Company has access to a constant flow of up-to-date market and customer feedback and information, which allows the Company to anticipate and respond quickly to changing market needs.

The Company sells certain of its products through independent distributors and original equipment manufacturers (“OEMs”) in regions or with respect to specific market segments, in particular where the Company does not have its own sales force. Approximately 6%, 5% and 5% of its revenues in 2005, 2004 and 2003, respectively, were generated using independent distributors and OEMs.

Competition

The Company’s business competes (in whole or in part) with a number of companies with significant financial resources and world-wide operations. The Company’s primary competitors in each strategic business unit are set forth on pages 18 and 24. In addition, new competitors are entering part of the markets that the Company serves as the markets rapidly evolve. The Company’s success in the future will depend, in part, on its ability to put distinctive systems on the market and to compete successfully in its current geographic and product markets and to expand into additional geographic and product markets. The Company believes that its direct sales and service force gives it a competitive advantage because it is able to communicate on an ongoing basis directly with its customers to learn quickly about the changing demands of the market.

Research and Development

Technology plays a key role in the continuing success of the Company and its ability to respond to ever changing demands in the market. The success of Océ’s products and services is attributable to the Company’s ability to develop and market machines, software and services of a high quality and respond to its customers’ needs. To meet these needs, Océ largely develops its technology and products internally at its research and development offices located in the Netherlands, Germany, Belgium, France, Canada, the United States and Romania. Product development takes place in a centrally managed project group in which all relevant disciplines are represented. Accordingly, Océ has historically devoted a significant portion of its revenues to research and development. See Item 5, “Operating and Financial Review and Prospects”, for a further discussion of the Company’s research and development policies and details regarding the Company’s historical expenditures on research and development.

Intellectual Property

As noted above, the Company’s technology is critical to its success. The Company relies on a combination of patents, copyrights, trade secrets and other measures to protect its proprietary technology. At November 30, 2005, Océ held 5,916 patents and patent applications pending throughout the world. The Company considers its patent position to be important to protect its technology and proprietary information and its ability to conduct its business. The Company also believes that its trademark “Océ”, which is registered in most areas of the world, is essential to its business. In addition, the Company requires any third party that may have access to its proprietary information to enter into arrangements to protect its proprietary information and technology.

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

During 2005, the Company’s principal manufacturing facilities were in Venlo, the Netherlands, Poing, Germany and Prague/Pardubice, Czech Republic. In 2004, however, the Company began implementation of its previously-announced plans to relocate part of its manufacturing and assembly activities from the Netherlands to Central Europe and the Far East. These efforts continued in 2005. To support and speed up relocation activities, an “Océ Asian Technology Center” was set up in mid-2005. By the end of 2006, about half the current Venlo production value is expected to originate from Asia. Ultimately, the facilities in Venlo will only manufacture complex systems, machines that are produced in small series, and strategic materials. The manufacturing activities which are being relocated to Central Europe or the Far East relate only to non-strategic parts and components to be produced by third parties, most of which will be shipped to the Company’s facilities to be included in the final assembly of machines. The Company is in the process of outsourcing the final assembly of some of its machines to third parties in Central Europe or the Far East. The Company will continue to manufacture all of its strategic parts and to assemble its more complicated machines internally.

Management believes that its external suppliers are capable to meet its current and future near and mid-term requirements, and the Company has not experienced any meaningful increases in the prices of these materials nor difficulty in obtaining these materials from its external suppliers.

In recent years fundamental changes in the transport of machines, (service) components and supplies have brought a considerable reduction in logistics costs. There has also been a further improvement in delivery reliability and response speed. Océ now applies an integral supply chain management system for Europe, North America and the Asia/Pacific region. Deliveries to customers are made through a number of logistics centers which are managed from Venlo and Poing and which ensure an efficient supply of machines, spare parts and toners. Because Océ’s customers can compile their configuration from a broad range of models and options, the equipment that is supplied is often highly specific. By ensuring that all components are available in a logistics center at all times, the systems can be configured and tailored to meet customer-specific requirements in locations that are close to the main sales areas. In this way delivery times are reduced and transport costs minimized. For Europe and the United States such a logistics system was already operational and during 2005 a center was also set up in Singapore to handle the supply chain for the entire Asia/Pacific region.

Seasonality

The Company has historically experienced that sales during the third quarter decrease due to the holiday season in Europe and increase in the fourth quarter.

Governmental Policies

As a global company with operations in 80 countries, the Company’s business is subject to direct and indirect regulation in each of the countries in which it does business. As a result, changes in various types of regulation could affect the Company’s business adversely. The implementation of new technological or legal requirements could impact the Company’s products, manufacturing or distribution processes, and could affect the timing of product introductions, the cost of production or products as well as their commercial success. Moreover, regulations that adversely affect the pricing of the Company’s products could affect net sales and operating profit. The impact of these changes in regulations could affect adversely the Company’s business even where the specific regulations do not directly apply to the Company or its products.

C. Organizational Structure

The Company is a holding company that conducts its operations through a variety of subsidiaries. The following is a list of Océ’s principal subsidiaries which sets forth each subsidiary’s name, principal location and country of incorporation, and a list of its minority holdings. Océ owns 100% of the equity (and holds 100% of the voting power) of each subsidiary listed except for Océ Japan Corporation of which Océ owns 95% of the equity (and holds 95% of the voting power) since February 2005, and Océ-Poland Limited, Sp. Z.o.o. of which Océ owns 97.5% of the equity and voting power since September 2005.

Europe
Océ-Belgium N.V./S.A.	Brussels	Belgium
Océ Software Laboratories Namur S.A.	Gembloux	Belgium
Océ Nordic Holdings ApS	Copenhagen	Denmark
Océ-Danmark a/s	Copenhagen	Denmark
Océ Holding Deutschland Verwaltungsgesellschaft m.b.H.	Mülheim/Ruhr	Germany
Océ-Deutschland G.m.b.H.	Mülheim/Ruhr	Germany
Océ Printing Systems G.m.b.H.	Poing	Germany
Océ Document Technologies G.m.b.H.	Konstanz	Germany
Océ-Finland Oy	Helsinki	Finland
Océ-France S.A.	Noisy-le-Grand	France
Océ Print Logic Technologies S.A.	Créteil	France
Océ-Hungária Kft.	Budapest	Hungary
Océ-Ireland Ltd.	Dublin	Ireland
Océ-Italia S.p.A.	Milan	Italy
Océ-Technologies B.V.	Venlo	The Netherlands
Océ-Nederland B.V.	‘s-Hertogenbosch	The Netherlands
Arkwright Europe B.V.	Venlo	The Netherlands
Océ-America, Inc.	Venlo	The Netherlands
Océ Business Partners, Inc.	Venlo	The Netherlands
Océ General Partnership	Venlo	The Netherlands
Océ-Norge A.S.	Oslo	Norway
Océ-Österreich Ges.m.b.H.	Vienna	Austria
Océ-Poland Limited, Sp. Z o.o.	Warsaw	Poland
Océ-Portugal Equipamentos Gráficos S.A.	Lisbon	Portugal
Océ Software S.R.L.	Timisoara	Romania
Océ-Slovenká republika s.r.o.	Bratislava	Slovakia
Océ-Iberia Holding Valores, S.L.	Barcelona	Spain
Océ-España S.A.	Barcelona	Spain
Océ-Czech republika s.r.o.	Prague	Czech Republic

Océ (UK) Limited	Brentwood	United Kingdom
Océ Imagistics (UK) Limited	Brentwood	United Kingdom
Océ Svenska AB	Stockholm	Sweden
Océ (Schweiz) A.G.	Glattbrugg	Switzerland

North America
Océ-USA Holding, Inc.	Chicago, Illinois	USA
Océ North America, Inc.	Chicago, Illinois	USA
Océ Imagistics Inc.	Trumbull, Connecticut	USA
Arkwright, Inc.	Fiskeville, Rhode Island	USA
Océ Business Services, Inc.	New York, New York	USA
Océ Reprographic Technologies, Corp.	Phoenix, Arizona	USA
Océ-Canada, Inc.	Toronto	Canada
Onyx Graphics, Inc.	Salt Lake City, Utah	USA
Océ Imagistics Canada Inc.	Mississauga	Canada
Océ-Mexico S.A. de C.V.	Mexico City	Mexico

Asia/Pacific
Océ-Australia Ltd.	Scoresby	Australia
Océ Office Equipment (Shanghai) Co., Ltd.	Shanghai	China
Océ (Hong Kong China) Ltd.	Hong Kong	Hong Kong
Océ-Japan Corporation	Tokyo	Japan
Océ Malaysia Sdn. Bhd.	Petaling Jaya	Malaysia
Océ (Singapore) Pte. Ltd.	Singapore	Singapore
Océ (Thailand) Ltd.	Bangkok	Thailand

Other countries
Océ-Brasil Comércio e Indústria Ltda.	São Paulo	Brasil

Direct Export/Emerging Market
Océ Direct Export/Emerging Markets	Venlo	the Netherlands

Financing companies
Océ-Australia Finance Pty. Ltd.	Scoresby	Australia
Océ-Interservices N.V./S.A.	Brussels	Belgium
Océ-Deutschland Financial Services G.m.b.H.	Mülheim/Ruhr	Germany

Océ-France Financement S.A.	Saint-Cloud	France
Océ-Renting S.A.	Barcelona	Spain
Océ Financial Services, Inc.	Boca Raton, Florida	USA

Minority holdings
Heliozid Océ-Reprographic (Cyprus) Ltd. (25%)	Nicosia	Cyprus
Datapost Pte. Ltd. (30%)	Singapore	Singapore

D. Property, plants and equipment

The Company owns or leases the following material facilities:

Location	Principal Use/ Products Produced	Owned/Leased	Approximate Square Feet/Square meters
The Netherlands:
Venlo	Headquarters	Owned	28,915 sq. mtr.
	Research and Development	Owned	53,000 sq. mtr.
	Manufacturing of Printing Equipment	Owned	84,690 sq. mtr.
	Manufacturing of Consumables	Owned	43,265 sq. mtr.
	Warehouse supplies	Operational lease	19,437 sq. mtr.
	Warehouse spare parts	Owned/Operational lease	14,934 sq. mtr.
‘s-Hertogenbosch	Offices	Owned	10,930 sq. mtr.

Czech Republic:
Prague	Manufacturing and Warehouse	Operational lease	4,214 sq. mtr.
Pardubice	Manufacturing and Warehouse	Operational lease	6,733 sq. mtr.

Germany:
Mülheim/Ruhr	Offices and Warehouse	Owned	10,073 sq. mtr.
Poing	Offices Research and Development, Manufacturing and Warehouse	53% Owned 53% Owned	18,286 sq. mtr. 97,775 sq. mtr.

France:
Noisy-le-Grand	Offices	Owned	14,000 sq. mtr.
Créteil	Offices and Research and Development	Owned	6,418 sq. mtr.

Location	Principal Use/ Products Produced	Owned/Leased	Approximate Square Feet/Square meters
England:
Brentwood	Offices	Operational lease	38,360 sq. mtr.

United States of America:
Chicago, IL	Offices Warehouse	Operational lease Operational lease	156,500 sq. ft. 202,000 sq. ft.
Boca Raton, FL	Offices	Operational lease	144,000 sq. ft.
Trumbull, CT	Offices	Owned	77,128 sq. ft.
Columbus, OH	Warehouse	Operational lease	217,864 sq. ft.
Mount Laurel, NJ	Warehouse	Operational lease	106,000 sq. ft.
Guilford, CT	Manufacturing of Supplies	Owned	110,000 sq. ft.
Fiskeville, RI	Manufacturing of Supplies	Owned	250,000 sq. ft.
Charleston, IL	Manufacturing of Supplies	Owned	100,000 sq. ft.

Canada:
Richmond	Offices, Research and Development, Manufacturing and Warehouse	Operational lease	45,800 sq. ft.

Each of the properties listed above is owned or leased by the Company free of any material encumbrances.

The land and buildings in Poing, Germany, are owned by a company in which Océ holds 53% and which is controlled by and fully consolidated by Océ. The remaining 47% is owned by a third party and is included as a minority interest in the Consolidated Financial Statements of Océ. The lease has a twenty-year term with eleven years remaining. For 2006, the rent is a fixed amount of Euro 6.7 million.

In addition to the principal properties listed above, Océ also owns and leases office and warehouse space throughout the world where necessary to conduct its business. Certain facilities were subject to capitalized leases, amounting to Euro 0, Euro 0 million and Euro 7 million as of November 30, 2005, 2004 and 2003, respectively, and certain facilities were subject to operational leases, amounting to Euro 58 million, Euro 49 million and Euro 51 million as of November 30, 2005, 2004 and 2003, respectively.

Océ believes that its production and other facilities are in good operating condition. As discussed above, a significant portion of the Company’s parts and components are manufactured by third party suppliers. The Company manufactures certain strategic components internally (namely, process drums, organic photoconductors, silicone materials and toners) and assembles its final machines at its own manufacturing facilities. The Company’s facilities currently have adequate production capacity to meet its needs in the short and mid-term future. The Company also believes that it can quickly increase its production capacity in the event that its production capacity needs increase.

Item 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Executive Summary

Océ is one of the world’s leading suppliers of professional printing and document management systems. The Company develops and manufactures systems for the production, distribution and management of documents in color and black-and-white and in small and wide format. The Company’s products include printers, scanners, peripheral printing equipment and media as well as document management software and other products to integrate printing and document production systems. The Company operates globally with activities in 80 countries, and has sales and services establishments in over 30 countries. The Company employed more than 24,000 people on a worldwide basis as of November 30, 2005.

The Company’s revenues have historically been derived from two types of activities: commercial activities, which include that part of the Company’s business relating to the sale of products and services, and financial activities, which include that part of the Company’s business that provides financing to its customers that desire to finance the acquisition of machines over a period of time. The Company’s commercial revenues are further classified into “non-recurring revenues”, which are revenues from the sale of machines, software and professional services, and “recurring revenues”, which are revenues from the sale of services, materials, rentals, interest and business services. Although the Company’s financial revenues have decreased significantly since 2001 as a result of the Company’s gradual outsourcing of its financial lease portfolio, the Company has included details with respect to its financial activities in its Consolidated Financial Statements for 2005.

In Item 5 and elsewhere in this report, the term organic growth is used when comparing revenues from different fiscal years. We define organic growth as the change compared to the prior fiscal year excluding the effects of acquisitions or dispositions and excluding currency effects.

Organic growth excluding lease effects is defined as the change compared to the prior fiscal year excluding the effects of acquisitions or dispositions, currency effects, profit on the sale of the lease portfolio and excluding interest income from leases.

Océ’s revenues for 2005 were positive, with total revenues of Euro 2,677 million compared to Euro 2,652 million in 2004. The following factors had an impact on Océ’s revenues in 2005:

•	Organic Growth in Non-Recurring Revenues and an Improvement in Recurring Revenues. On an organic basis, revenues in 2005 were generally the same as in 2004. If the lease effects are excluded, total revenues increased on an organic basis by 2.1% from 2004 to 2005, and non-recurring revenues (excluding lease effects) increased on an organic basis by over 10% from 2004 to 2005. This is due primarily to the strong growth in machine sales during 2005, particularly with color machines. Although recurring revenues (excluding lease effects) decreased on an organic basis by 1.1% from 2004 to 2005, recurring revenues moved in a positive direction in the second half of 2005, and the Company achieved an organic increase in recurring revenues in the last quarter of 2005.

•	Sale of Financial Lease Portfolio. Historically, the Company derived a significant portion of its revenues from interest receivables on financial leases. In 2001, Océ announced its intention to outsource its financial lease portfolio to third parties while retaining the “one stop” shopping concept for its customers through private label financing programs. The Company has adopted two approaches to outsource its financial lease program. In the United States, the Company has established a captive lease company, Océ-Financial Services, that enters into the initial leasing agreements and later sells bundles of lease receivables (together with the title to the underlying machines) to third party fundors. In Europe and the rest of the world, Océ has entered into (or intends to enter into) private label agreements with third party vendor lease companies. Under these agreements, Océ has already or will transfer existing financial leases to its vendor lease partners and these vendor lease partners will directly enter into new financial leases, after having purchased the leased products from Océ. Approximately two thirds of the existing financial lease portfolio was transferred in 2004 and 2005. The transfers of portions of the existing lease portfolio resulted in a book profit of Euro 31 million in 2004 and Euro 5 million in 2005. As of the end of 2005, Océ had Euro 343 million of lease receivables on its balance sheet compared to Euro 403 million in 2004. In 2005, as a result of the sale of the lease portfolio, revenue from leasing (which includes interest over the period of the lease and book profits on the sale of the existing lease portfolio) decreased by Euro 58 million from 2004. For additional information, see Item 4.A, “Outsourcing of Financial Leases”.

•

Acquisition of Imagistics. In October 2005, Océ acquired Imagistics for an aggregate purchase price of Euro 638 million. Imagistics offers its customers complete solutions for document production, varying from stand-alone machines to complete networks for low, medium and high volume machines. Imagistics acquires its machines and systems from a few select original equipment manufacturers. Imagistics’ operations are based in North America

(the United States and Canada) and the United Kingdom. Océ’s management believes that this acquisition is a good strategic fit because of the complementary nature of the two companies’ product offerings. The combined companies strengthen each other by working together in different segments of the printing and document management markets – Imagistics in the low, medium and high volume segments and Océ in the high and very high volume segments and the wide format segments. In addition, Océ’s direct sales and service organization has been significantly strengthened as a result of the acquisition, particularly in the United States and Canada. At the time of the acquisition, Imagistics employed more than 3,200 people, of whom 1,300 work in services and more than 1,200 work in direct sales. Imagistics has a strong distribution system and client network, particularly in the United States and Canada. Océ’s management believes that the acquisition of Imagistics provides Océ with a unique opportunity to penetrate the office and print market in North America. As a result of the acquisition, Océ’s revenues in the United States for 2006 are expected to be U.S. dollar 1.7 billion, which will constitute approximately 43% of the Company’s total revenues. The results of Imagistics for November 2005 have been included in the Company’s consolidated results, which had a contribution of Euro 37 million to revenues, although the impact on operating income was insignificant because of the significant costs that were incurred in November in connection with the transaction and the amortization of intangible fixed assets as a result of the acquisition.

•	Restructurings. In its ongoing effort to maintain efficiencies and to reduce operating expenses, the Company announced a restructuring in Europe in the fourth quarter of 2005. As a result, the Company took a provision of Euro 33 million to cover restructuring costs. For additional information, see “Identifying expenses in connection with restructuring” below.

•	Dutch Pension Provision. In 2005, the Company reached agreement with its social partners (trade unions and workers councils) in the Netherlands that pension obligations in the Netherlands will be based on a “career average” salary rather than on the amount of an employee’s final pay at the end of his or her career. As a result of the plan amendment (which is treated as a curtailment under Dutch GAAP), the Company released Euro 68 million from its pension provision to its earnings.

•	Impact of Foreign Currency Exchange Rates. As a global business, foreign currency fluctuations can have a positive or negative effect on the Company’s financial results. Generally, Océ’s Consolidated Financial Statements are effected by foreign currency fluctuations in two respects: “transaction exposures” and “translation exposures”, which are further discussed on page 43. In particular, during 2005, the U.S. dollar was slightly weaker on average than in 2004, but the exchange rate of the U.S. dollar at November 30, 2005 was substantially higher than at November 30, 2004.

Because transactions denominated in foreign currencies are included at the exchange rate applicable at the time that the transaction takes place, mainly the weaker U.S. dollar during 2005 had a net negative impact on the Company’s income statement of Euro 8.7 million (translation, transaction and hedge). The higher exchange rate at the end of November 2005 had a positive net impact on the Company’s balance sheet of Euro 83.8 million with respect to total assets.

Costs of sales of products, rentals and service reflect primarily the costs of components and sub-assemblies and labor.

Research and the development of technology are critical to Océ’s success. Accordingly, Océ has historically devoted a significant portion of its revenue to research and development (approximately 6 to 7%). In 2005, Océ invested 7.2% of its revenues in research and development.

The discussion and analysis of Océ’s financial condition and results of operations in this Item 5 and elsewhere in this report is based on its Consolidated Financial Statements, which have been prepared in accordance with Dutch GAAP. As further discussed in Note 27 to the Consolidated Financial Statements, Dutch GAAP differs from U.S. GAAP in several significant respects. The discussion and analysis contains forward-looking statements concerning the Company’s operations, economic performance and financial condition. For more detailed information regarding the risks involved in forward-looking statements, see Item 3, “Key Information”.

Significant accounting policies, assumptions, estimates and judgments

When Océ prepares its financial statements, it selects certain accounting principles and methods and makes certain assumptions, estimates and judgments relating to its financial condition and disclosure, which require management’s subjective and complex consideration of a variety of matters, including the following:

•	valuing intangible and other long-lived assets;

•	provision for inventory obsolescence;

•	provision for doubtful trade accounts receivable;

•	establishing assumptions as the basis of revenue recognition policy;

•	capitalization of research and & development expenses;

•	identifying expenses in connection with restructurings;

•	determining contingent liabilities, including any contingent liabilities that Océ may incur in connection with significant litigation; and

•	valuing deferred taxes.

The Company bases its assumptions and estimates, and makes its judgments, based on its historical experience, its expectations for the future and various other factors that it believes are reasonable under the circumstances. The Company’s actual results may differ significantly from its assumptions, estimates and judgments and its financial condition could be significantly different if the Company used different assumptions, estimates and judgments.

The following is a brief discussion of the significant assumptions, estimates and judgments that the Company makes which could impact its financial condition and results of operations. Our discussion of significant accounting policies, assumptions, estimates and judgments is based upon the Company’s Consolidated Financial Statements which have been prepared in accordance with Dutch GAAP. The principal differences between Dutch GAAP and U.S. GAAP are discussed in Note 27 to the Company’s Consolidated Financial Statements.

For further details on the accounting policies used in this report, see Note 0 and the other Notes to the Company’s Consolidated Financial Statements.

Valuing intangible and tangible long-lived assets

As of November 30, 2005 and 2004, intangible long-lived assets amounted to Euro 550 million and Euro 37 million, respectively, and tangible long-lived assets amounted to Euro 579 million and Euro 481 million, respectively. The increase is mainly related to the acquisition of Imagistics.

Intangible fixed assets are valued at acquisition or manufacturing costs, less accumulated amortization and any impairments. The Company amortizes intangible assets on a straight line based over their estimated economic lifetime, up to a maximum period of 20 years. The Company estimates that the useful life of goodwill is 5 to 20 years, software is 3 to 7 years, technology is 5 to 10 years, customer base is 5 to 10 years, trademarks are 2 to 10 years and other intangible assets are up to 5 years.

Similarly, tangible long-lived assets are valued at acquisition or manufacturing costs, less accumulated depreciation and any impairments. The Company depreciates tangible long-lived assets on a straight line based on the expected useful lifetime of the relevant asset. In general, the Company estimates that the useful life of property and plants is 20 to 50 years, production machines is 8 to 10 years, equipment is 3 to 10 years and vehicles is 4 to 5 years.

Intangible fixed assets and tangible long-lived assets are periodically reviewed to assess whether any impairment has occurred. The Company assesses the impairment of the carrying value of such assets under Dutch GAAP when factors indicate that the carrying value may not be recoverable, and at least annually under U.S. GAAP. Factors that indicate potential impairment include, but are not limited to:

•	significant decreases in the market value of the intangible or long-lived assets;

•	significant changes in the operating results or in cash flows associated with the use of the intangible or long-lived assets;

•	significant changes in the use of the assets or the strategy for our overall business; and

•	significant negative industry or economic trends.

Under Dutch GAAP, the Company measures the impairment of goodwill based on a discounted cash flow method employing estimates of future cash flows and a discount rate. Testing is only performed in case of a triggering event. Under U.S. GAAP, the Company is required to apply a two step test. First the fair value based on discounted cash flows and the carrying amount of the reporting unit including goodwill should be compared (at least annually). If the fair value of the reporting unit is less then carrying amount, goodwill is considered to be impaired. Secondly the goodwill impairment is measured as the excess of the carrying amount of the goodwill over its implied value.

Under Dutch GAAP, the Company measures the impairment of other long-lived assets based on a discounted cash flow method employing estimates of future cash flows and a discount rate. Under U.S. GAAP, the company is required to apply a two step test. First the assets are measured against the undiscounted cash flows. If impairment exists, the entity must measure impairment by comparing the asset’s carrying value to its fair value.

Océ’s projections for future cash flows are based on its current estimates of the future growth of its business, and anticipated future economic, regulatory and political conditions. Océ estimates discount rates to be commensurate with the risk inherent in its current business model. If Océ estimates change as a result of changes in the business model, printing and document management technology, general economic conditions, the regulatory environment or other reasons, Océ may have to adjust the carrying value of its intangible or long-lived assets and recognize additional impairment charges on such assets.

Provision for inventory obsolescence

As of November 30, 2005 and 2004 inventories amounted to Euro 363.5 million and Euro 317.3 million. Allowances for obsolescence amount to Euro 192.1 million and Euro 178.8 million at November 30, 2005 and 2004, respectively.

Purchased inventories are valued at purchase price, plus any additional costs, by the first-in-first-out method. Inventories of semi-finished products, spare parts and finished products are valued at manufacturing cost including a mark-up for indirect costs relating to manufacturing. No interest charge is applied.

Allowance is made for the risk of obsolescence. A large part of the inventory relates to printing and copying machines which have been returned by the customers at the end of the operational lease term. These machines are included at their original cost price less cumulative depreciation. The cumulative depreciation of Euro 82 million and Euro 85 million is part of the allowances for obsolescence at November 30, 2005 and 2004, respectively.

In determining provisions for inventory obsolescence, the Company bases its assumptions and estimates, and makes its judgment based on the historical usage of the various product categories versus current inventory levels and specific identified obsolescence risks (e.g., end of life of related machines, the remaining service period of these machines and the impact of new environmental regulations).

Provision for doubtful trade accounts receivable

As of November 30, 2005 and 2004, trade accounts receivable amounted to Euro 572.7 million and Euro 451.9 million. Allowances for doubtful trade accounts receivable amount to Euro 57.5 million and Euro 54.0 million at November 30, 2005 and 2004, respectively.

The Company’s trade accounts receivable reflect a broad customer base nationally as well as internationally. The Company routinely assesses the financial strength of its customers. As a consequence, concentrations of credit risk are limited.

In determining allowances for doubtful trade accounts receivable the Company bases its assumptions and estimates, and makes its judgment based on ageing and specific developments regarding the customers (e.g., creditworthiness and market developments). The allowance for doubtful accounts is reviewed periodically to assess the adequacy of the allowance.

Determination of appropriate revenue recognition treatment

Accounting for leases of machines and other equipment involves making complex assumptions and significant judgments. If a lease is accounted for as an operating lease, the Company recognizes revenue from the rental of the machines over the lease term. If a lease is accounted for as a financing or capital lease, the Company recognizes the revenue from the sale of the machine at the beginning of the lease term and interest income from the financing of the machine over the lease term.

Under Dutch GAAP, classification of leases as financing leases is based on the extent to which risks and rewards incident to ownership of a leased asset are transferred to the lessee. Under U.S. GAAP, at least one of the following criteria is required to be met in order to account for a lease as a financing lease as opposed to an operating lease:

•	ownership transfers by the end of the lease term;

•	the lessee has a bargain purchase option for the machine at the end of the lease term;

•	the lease term is equal to or greater than 75% of the economic life of the machine; or

•	the present value of the minimum lease payments is equal to or greater than 90% of the fair market value of the machine.

Under U.S. GAAP, the economic life of the machine and the fair value of the machine at the beginning and the end of the lease term are estimated. The estimates are based upon our historical experience with the economic lives of our equipment. In Océ’s experience, the most objective measure of the economic life of a machine is the original contract term because most equipment is returned by lessees at or near the end of the contractual term. The predominant contractual lease term for Océ’s principal products is five years and only a small percentage of Océ’s leases are for original terms longer than five years. Accordingly, Océ has determined the economic life of most of its products to be five years. Océ believes that five years is representative of the period during which a machine is expected to be economically usable, with normal repairs and maintenance, for the purpose for which it was intended at the inception of the lease. Under Océ’s current product portfolio, generally a non-cancelable lease of 45 months or more would qualify as a financing lease.

At the beginning of a lease term, Océ also estimates the fair market value of the machine and the residual value of the machine at the end of the lease term. Océ determines the residual value of a machine at the end of the lease term based on its forecasts of supply and demand for similar products, its expected date of retirement of the product, future product launch plans, the term of the lease, customer behavior, re-manufacturing strategies, competition and technological changes. Because the Company is the developer, manufacturer and servicer of its products, the Company does not believe it has any significant risks to recovery of its recognized residual values.

In addition, the Company sells its equipment and services on a stand-alone basis and also enters into bundled arrangements that contain multiple deliverable elements. These multiple element arrangements typically include equipment, services, supplies and financing components for which the customer pays a single defined price for all elements. These arrangements typically also include a variable service component for copy volumes in excess of a stated minimum. When separate prices are listed in these multiple element arrangements with Océ’s customers, they may not be representative of the fair values of those elements because the prices of the different components of the arrangement may be altered in customer negotiations, although the aggregated consideration may remain the same. Therefore, revenues under these arrangements are allocated based upon estimated fair values of each element. The fair value of each element is estimated based on a review of a number of factors including average selling prices for the elements when they are sold on a stand-alone basis. The average selling prices are based on management’s best estimates of market conditions and competitive pricing considerations. The principal change in estimate relating to such revenue allocations among multiple elements is made with respect to the estimated fair value of those elements and their related margins. The margins of maintenance and interest percentages are based on an arm’s length approach. This is a significant factor considered in Océ’s revenue allocations process along with other factors, such as pricing changes and customer discounts, which also affect the overall allocation process.

Capitalization of research and development expenses

In fiscal year 2005, Océ spent Euro 193 million on research and development (2004: Euro 207 million).

Product development expenses are capitalized if they meet the criteria of an identifiable project that is expected to generate economic benefits in the future and whose manufacturing cost can be reliably measured.

In determining the development expenses to be capitalized the Company bases its assumptions and estimates, and makes it judgment based on the expected future cash flows generated by the products which are the result of the current research and development expenses. Other important estimates in this assessment process are the required internal rate of return and the decision as to where research turns into development.

Identifying expenses in connection with restructuring

In December 2004, Océ in the United States announced that the business activities of Océ Display Graphics Systems Inc., which was headquartered in San Jose, California, will be taken over by the Océ business in Canada. The related restructuring costs amounted to Euro 2.0 million. In November 2005 the Company announced a restructuring in Europe which will result in the reduction of approximately 500 jobs. Measures have also been taken in the United States to increase profitability. In part, these run in parallel with the integration of Imagistics. The restructuring and integration costs relate to personnel costs and costs for future lease obligations. In January 2006, the Company announced a similar restructuring in the United States in connection with its integration of Imagistics into the Océ Group which will result in the reduction of approximately 250 jobs.

Under Dutch GAAP and U.S. GAAP, restructuring expenses are accrued based on the similar criteria. However the measurement of a liability for one-time termination benefits under U.S. GAAP differs from Dutch GAAP. Under U.S. GAAP, SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities”, the measurement of a liability for one-time termination benefits depends on whether employees are required to render service until they are terminated in order to receive the termination benefits. If this period extends beyond the minimum retention period, the liability shall be determined at its fair value at termination date and is recognized ratably over the future service period. Under Dutch GAAP the liability is measured at its fair value and is fully recognized at the communication date.

The recognition of a liability regarding the integration costs in connection with onerous rent contracts differs under U.S. GAAP from Dutch GAAP. Under U.S. GAAP, SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, a liability for costs that will continue to be incurred under a contract for its remaining term without economic benefit to the entity is recognized when the Company ceases to use the right conveyed by the contract. For rental contracts the premises actually need to be vacated in order for the liability to be recognized. Under Dutch GAAP, a provisions for onerous contracts is determined as the unavoidable cost associated with contractual commitments, reduced by the net positive cash flows, if any, and when management has commited to a firm plan.

Determining Contingencies

The Company’s determination of the treatment of contingent liabilities in its Consolidated Financial Statements is based on Océ’s view of the expected outcome of the contingency. Océ consults with legal counsel on matters related to litigation and other experts both within and outside its group with respect to matters in the ordinary course of business. Océ accrues a liability if an adverse outcome is probable and the amount can be reasonably estimated. If either the likelihood of an adverse outcome is only reasonably possible or an estimate is not determinable, Océ discloses any matter that it believes is material in a note to the financial statements. Actual outcome may differ from Océ’s assessment and could have an adverse impact on its financial condition and results of operations.

The Company is involved in a number of legal actions. Based on currently available information and legal opinion, we believe that the outcomes of these legal actions will either have no significant adverse effect on the financial position of the Company, or that any possible adverse effects are adequately reflected in the provisions.

Valuing deferred taxes

As part of the process of preparing the Company’s Consolidated Financial Statements, Océ is required to estimate its income taxes in each of the jurisdictions in which it operates. This process involves estimating our actual current tax exposure in the relevant jurisdictions and assessing temporary differences resulting from differing treatment of balance sheet items, such as leases. These differences result in deferred tax assets and liabilities, which are included within Océ’s consolidated balance sheet. Océ must then assess the likelihood that the deferred tax assets will be recovered from future taxable income. If recovery, in whole or in part, is not likely, Océ does not recognize these assets or Océ only recognizes a portion of these assets, as appropriate. To the extent the likely recovery of deferred tax assets changes, the Company includes an expense or a gain within the tax charge on the statement of operations for the relevant period.

Significant management judgment is required in determining the provision for income taxes, the deferred tax assets and liabilities and the valuation of deferred tax assets. In the event that actual results differ from these estimates due to future changes in income tax laws or results from final review of our tax returns by taxing authorities, Océ may need to establish an additional valuation allowance which could impact our financial position and results of operations.

New accounting pronouncements

Dutch GAAP

During 2005, Book 2 of the Netherlands Civil Code was changed significantly backdated to January 1, 2005. These changes were needed to align Dutch law to modernized EU directives, as well as to enable non-listed companies to apply IFRS in their (consolidated) annual accounts. The main changes relate to various possibilities to apply IFRS in both consolidated and entity accounts and the possibility to account for a broad range of assets and liabilities at fair value. Given the fact that Océ’s financial year started on December 1, 2004, these changes have not impacted the 2005 Dutch GAAP financial statements of the Company. The Company will prepare IFRS compliant financial statements for the first time for the financial year starting December 1, 2005. The opening balance sheet date is December 1, 2004.

IFRS

After March 31, 2004 (the date of the ‘stable platform’) the IASB changed 17 of the existing standards and issued another seven new standards. Other than certain amendments to the accounting for financial instruments, all new standards will be effective after 2005. Not all the new standards and interpretations have been endorsed by the European Union yet.

U.S. GAAP

In November 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151, “Inventory Costs—an amendment of ARB No. 43, Chapter 4” (“SFAS No. 151”). This Statement amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing”, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of abnormal. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company is currently in the process of evaluating the impact of SFAS No. 151.

In December 2004, the FASB issued SFAS 153 regarding exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29. The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. It is expected that SFAS 153 will have no impact on the Company’s financial statements.

In December 2004, the FASB issued a revision of FASB statement No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123(R)”). This statement supersedes Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. SFAS No. 123(R) addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for either equity instruments of the company or liabilities that are based on the fair value of the company’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123(R) eliminates the ability to account for share-based compensation transactions using the intrinsic method that we currently use and generally requires that such transactions be accounted for using a “fair-value”-based method and recognized as expense in our Consolidated Statement of Operations. In January 2005, the SEC issued Staff Accounting Bulletin No. 107, which provides supplemental implementation guidance for SFAS No. 123(R). In April 2005, the SEC extended the compliance requirement date of SFAS No. 123(R), with the result that this requirement will be effective for Océ beginning December 1, 2005. We are in the process of evaluating SFAS No. 123(R), and its adoption may have a material impact on our results of operations. Uncertainties, however, including our future stock-based compensation strategy, stock price volatility, selection of stock option-pricing model, estimated forfeitures and employee stock option exercise behavior, make it difficult to determine the actual impact.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS No. 154”) which replaces Accounting Principles Board Opinions No. 20 “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements — An Amendment of APB Opinion No. 28.” SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. SFAS No. 154 establishes retrospective application, or application as of the earliest practicable date, as the required method for reporting a change in accounting principle and restatement with respect to the reporting of a correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

In June 2005, the FASB issued a FASB Staff Position (FSP) interpreting FASB Statement 143, “Accounting for Asset Retirement Obligations,” specifically FSP 143-1, “Accounting for Electronic Equipment Waste Obligations” (FSP 143-1). FSP 143-1 addresses the accounting for obligations associated with Directive 2002/96/EC, Waste Electrical and Electronic Equipment, which was adopted by the European Union (EU). The FSP provides guidance on how to account for the effects of the Directive but only with respect to historical waste associated with products placed on the market on or before August 13, 2005. FSP 143-1 is effective the later of the first reporting period ending after June 8, 2005, or the date of the adoption of the law by the applicable EU-member country. The adoption of FSP 143-1 did not have a material impact on the Consolidated Financial Statements.

In June 2005, the EITF reached a consensus on Issue No. 05-06, “Determining the Amortization Period for Leasehold Improvements” (EITF No. 05-06). EITF No. 05-06 provides guidance for determining the amortization period used for leasehold improvements acquired in a business combination or purchased after the inception of a lease (collectively referred to as subsequently acquired leasehold improvements). EITF No. 05-06 provides that the amortization period used for the subsequently acquired leasehold improvements to be the lesser of (a) the subsequently acquired leasehold improvements’ useful lives, or (b) a period that reflects renewals that are reasonably assured upon the acquisition or the purchase. EITF No. 05-06 is effective on a prospective basis for subsequently acquired leasehold improvements purchased or acquired in periods beginning after the date of the FASB’s ratification, which was on June 29, 2005.

A. Operating Results

The following information provides an analysis of the Company’s total revenue, gross margin, operating income and net income for each of the three most recently completed fiscal years. For further discussion and analysis of the Company’s results and factors that had an impact on results, as well as trends and developments, see Item 4.B, “Business Overview”, and Item 5, “Executive Summary”.

Results of fiscal year 2005 compared to fiscal year 2004

Revenues

Total revenues in 2005 were Euro 2,677 million compared to total revenues in 2004 of Euro 2,652 million. This increase of 0.9% was mainly achieved as a result of the acquisition of Imagistics (+1.4%) and of exchange rate effects (-0.4%).

Revenues from commercial activities in 2005 were Euro 2,641 million compared to Euro 2,584 million in 2004, which represents an increase of 2.2%. Revenues from financial activities were Euro 36 million in 2005 compared to Euro 68 million in 2004.

Non-recurring revenues (which are revenues from the sale of machines, software and professional services) in 2005 were Euro 794 million, compared to non-recurring revenues in 2004 of Euro 735 million, which is a growth of 6.9 % on an organic basis. Recurring revenues (which are revenues from the sale of services, materials, rentals, interest and business services) were Euro 1,883 million in 2005 compared to Euro 1,917 million in 2004, which is a decline of 2.8% on an organic basis.

Revenues of the DDS business unit were Euro 1,843 million in 2005 compared to Euro 1,834 million in 2004, which is a decline of 1.1 % on an organic basis. Within the DDS business unit, non-recurring revenues were Euro 526 million in 2005 compared to Euro 487 million in 2004, which is a growth of 6.4 % on an organic basis. The growth in sales was achieved on the basis of products that Océ launched in the past two years. In March 2006 several new products will be launched during the Océ Open House event; these are expected to generate new impetus for sales. Recurring revenues in the DDS business unit were Euro 1,317 million in 2005 compared to Euro 1,347 million in 2004, which is a decline of 3.8 % on an organic basis.

The development of recurring revenues stabilized in the fourth quarter of 2005, due to the fact that the increase in maintenance contracts for digital machines now largely compensates for the decreased servicing work on analogue copiers. However, in view of the large number of new machine placements in 2005, revenues from services are expected to increase in 2006.

Color is becoming increasingly important in DDS. In 2005, the Océ CPS800/900 booked the strongest growth in sales compared to all other DDS product lines. The number of machines installed on customer premises has meanwhile increased to such an extent that revenues from servicing contracts for color machines form a solid basis for the recovery in the recurring revenues.

Outsourcing of document management activities is still an important trend in the market. This trend helped the Business Services group to achieve growth again in the fourth quarter of 2005.

Revenues of the WFPS business unit were Euro 834 million in 2005 compared to Euro 818 million in 2004, which is a growth of 2.1% on an organic basis. Within the WFPS business unit, non-recurring revenues were Euro 268 million in 2005 compared to Euro 248 million in 2004, which is a growth of 7.8% on an organic basis. In the technical documents market, Océ is achieving growth with both black-and-white and color systems. Sales of color printers in the graphics market have shown a strong increase. In 2006, Océ will be adding several new color printers to its product line in response to the trend towards the increasing use of color in the wide format market.

Recurring revenues in the WFPS business unit were Euro 566 million in 2005 compared to Euro 570 million in 2004, which is a decline of 0.3% on an organic basis.

Revenues from maintenance contracts and sales of toner and ink cartridges made a strong contribution to total income.

Gross Margin

Gross margin was Euro 1,072 million in 2005 compared to Euro 1,103 million in 2004, and represents an equivalent of 40% of the Company’s total revenues in 2005 compared to 41.6% of the Company’s total revenues in 2004. Gross margin as percentage of total revenues in 2005 was 1.6% lower than in 2004. Of the decrease in the gross margin, 1.4% is attributable to the decrease in interest income as a result of the outsourcing of the financial lease portfolio and the decrease of the profit from the sale of a portion of the existing financial lease portfolio. The volume/mix effect amounted to +0.1% and the hedging effect was -0.3%.

Operating Expenses

Total operating expenses consist of four types of expenses: selling expenses, research and development expenses, general and administrative expenses and impairment costs. In 2005, operating expenses (before release pension provision and restructuring costs 2005) were Euro 997 million in 2005 compared to Euro 993 million in 2004, which represented 37.2% and 37.4% of the Company’s total revenues in 2005 and 2004, respectively. The Euro 4 million increase was primarily due to the consolidation of the results of Imagistics for November 2005. The table below shows the impact on the cost of sales and operating expenses of the release of the pension provision and the restructuring costs:

	pension provision	restructuring costs	total
(in thousands)	Euro	Euro	Euro
Cost of sales	-8,029	8,029	—
Selling expenses	-14,185	10,185	-4,000
Research and development expenses	-21,366	6,866	-14,500
General and administrative expenses	-24,780	8,045	-16,735

Total	-68,360	33,125	-35,235

Selling Expenses

Selling expenses were Euro 617 million in 2005 compared to Euro 615 million in 2004, which represents 23.0% of the Company’s total revenues in 2005 compared to 23.2%, of the Company’s total revenues in 2004. The decrease in selling expenses as a percentage of total revenues in 2005 compared to 2004 is the result of the exceptional items.

Before release of the pension provision and restructuring costs, selling expenses were Euro 621 million in 2005, which represented 23.2% of the Company’s total revenues in 2005.

Research and Development

Expenditures in research and development were Euro 196 million in 2005 compared to Euro 208 million in 2004, which represents 7.3% of the Company’s total revenues in 2005 compared to 7.8% of the Company’s total revenues in 2004. Before release of the pension provision and restructuring costs, research and development expenses were Euro 210 million in 2005, which represented 7.8% of the Company’s total revenues in 2005. The Company incurred a repayment liability of Euro 3 million in 2005 compared to Euro 2 million in 2004 with respect to a governmental development credit for a color printer that was launched in 2001. The Company may have additional repayment liabilities in future years depending on the future revenues of this color printer. For a further discussion of these governmental credits, see Notes 0 and 14 to the Consolidated Financial Statements.

General and Administrative Expenses

The Company’s general and administrative expenses were Euro 149 million in 2005 compared to Euro 162 million in 2004, which represents 5.6% of the Company’s total revenues in 2005 compared to 6.1% of the Company’s total revenues in 2004. These expenses decreased by 8.3% from 2004 to 2005.

Before release of the pension provision and restructuring costs, general and administrative expenses were Euro 165 million in 2005, which represented 6.2% of the Company’s total revenues in 2005.

Impairment

An impairment of intangible and tangible fixed assets occurred in 2005 and 2004 of Euro 0.6 million and Euro 7.9 million, respectively. These impairments relate to a part of the fixed assets of Arkwright Incorporated for an amount of Euro 0.6 million and, for 2004, the goodwill of Océ Display Graphics Systems Inc. for an amount of Euro 7.0 million, the goodwill of Océ Mexico S.A. de C.V. for an amount of Euro 0.2 million, the customer base of Océ-Finland Oy for an amount of Euro 0.1 million, the customer base of Océ Denmark A.S. for an amount of Euro 0.2 million and a part of the fixed assets of Océ Display Graphics Systems Inc. for an amount of Euro 0.4 million.

In 2005 the discontinuation of certain activities led to the impairment of tangible fixed assets. In 2004, the trigger for impairment of the intangible fixed assets was lower positive cash flow than previously expected.

Operating Income

Operating income was Euro 110 million in both 2005 and 2004, which represents 4.1% of the Company’s total revenues in 2005 and 4.2%, of the Company’s total revenues in 2004.

Before release of the pension provision and restructuring costs, operating income was Euro 75 million in 2005, which represented 2.8% of the Company’s total revenues.

Financial Expenses (Net)

The Company’s financial expenses (net) were Euro 18 million in 2005 and 2004. The Company’s financial expenses increased significantly in the fourth quarter of 2005 compared to the prior quarters as a result of the borrowings that the Company made in connection with the acquisition of Imagistics. The Company’s net debt at November 30, 2005 was Euro 754 million compared to Euro 168 million at November 30, 2004.

Income Taxes

The Company’s effective income tax rate was 12.7% in 2005 compared to 13.2% in 2004. Over the past two years, apart from the fact that more income has been generated in countries with a relatively low tax rate, the decrease in the Company’s effective income tax rate is a result of several factors including the definitive settlement of certain tax risks in 2004, which resulted in the release of previously accrued provisions for income taxes, and in 2005, the Company receiving a research and development tax credit that favorably impacted the 2005 effective tax rate.

Net Income

Net income was Euro 79 million in 2005 compared to Euro 78 million in 2004. On a basic earnings per ordinary share basis, net income in 2005 was Euro 0.92 per share compared to Euro 0.89 per share in 2004.

Impact of Foreign Currency Fluctuations

As a global business, foreign currency fluctuations can have a positive or negative effect on the Company’s financial results. As a multinational company, Océ’s Consolidated Financial Statements are effected by foreign currency fluctuations in two respects: “transaction exposures” and “translation exposures”. “Transaction exposures” arise when net cash flows occur in currencies other than the Euro. For instance, a transaction exposure arises when products that are developed and manufactured in the Euro-zone (and the corresponding expenses are recorded in Euros) are sold into the United States (and the corresponding revenues are recorded in U.S. dollars). “Translation exposures” arise when values in currencies other than the Euro (such as a minority equity interest or shareholders’ equity) are measured over time but are converted into Euros based on a conversion rate on a certain date (such as November 30, 2005).

For example, during 2005, the U.S. dollar was slightly weaker on average than in 2004. However, the exchange rate of the U.S. dollar at November 30, 2005 was substantially higher than at November 30, 2004. Compared to the Company’s results for 2004, this had the following impact on income and on the Company’s balance sheet:

(In millions of Euros)
Translation result	+0.5
Transaction result	-1.6
Net influence of hedging (2004 versus 2005)	-7.6

Total influence of exchange rates on operating income	-8.7

On the balance sheet the translation result was:
Total assets	+83.8
Total shareholders’ equity	+36.6

With respect to transaction exposures, Océ attempts to offset the effects of foreign exchange rate fluctuations in the long term relating to the sales of its machines by incurring expenses and buying components of the machines and related supplies, where possible, in the same currency in which the revenues from the sales of the machines are achieved (“matching principle”) and by raising the local added value content. The relocation of part of the Company’s manufacturing activities to the Far East will help to reduce the Company’s net level of the foreign exchange exposure since these goods will be paid for in U.S. dollars. In addition, Océ attempts to offset the effects of foreign exchange rate fluctuations relating to the sales of its services by incurring payroll expenses in the same currency in which the revenues are achieved. Finally, the Company also attempts to offset the short-term consequences of foreign exchange fluctuations through an active currency management policy. The Company’s current policy is to hedge on a rolling twelve month basis up to 80% of its anticipated foreign currency net transaction exposure (principally, in U.S. dollar, Japanese Yen and Pounds Sterling). For this purpose, the Company uses a number of financial instruments, particularly forward foreign exchange contracts, which are listed in Note 24 to the Consolidated Financial Statements and further described in Item 11, “Quantitative and Qualitative Disclosures about Market Risk”. At November 30, 2005, the contract value of forward foreign exchange contracts was Euro 237 million. The policy that is pursued therefore provides cover for the transaction risk over the coming 12 months. However, if the Euro remains strong for a prolonged period, this will have a negative effect on Océ’s results in view of the limitation of the period during which hedging takes place.

Océ does not hedge against its translation exposures because it believes that this is a risk that is an inherent part of doing business as a multinational company.

Results of fiscal year 2004 compared to fiscal year 2003

Revenues

Total revenues in 2004 were Euro 2,652 million compared to total revenues in 2003 of Euro 2,769 million. Total revenues in 2004 were 4.2% lower than in 2003, which was primarily attributable to adverse exchange rate effects.

Revenues from product sales amounted to Euro 1,564 million in 2004 compared to Euro 1,553 million in 2003, and revenues from product sales increased by 0.7% from 2003 to 2004. Earnings from rentals and service were Euro 1,020 million in 2004 compared to Euro 1,119 million in 2003, which was a decrease of 8.8%. Interest income from financial leases was Euro 68 million in 2004 compared to Euro 97 million in 2003, which was a 30.1% decrease from 2003 to 2004.

Revenues of the DDS business unit were Euro 1,834 million in 2004 compared to Euro 1,907 million in 2003. Although revenues of the DDS business unit increased organically by 0.3% from 2003 to 2004, this increase was offset by adverse exchange rate effects. Sales of machines in the DDS business unit increased organically by 13% from 2003 to 2004 which was primarily attributed to the success of the Company’s renewed product offerings.

Revenues of the WFPS business unit were Euro 818 million in 2004 compared to Euro 862 million in 2003. The revenue of the WFPS business unit decreased organically by 1.0% from 2003 to 2004, which was primarily attributable to the decrease in revenues from media, price pressure and lower lease revenues.

Gross Margin

Gross margin was Euro 1,103 million in 2004 compared to Euro 1,165 million in 2003, and represents an equivalent of 41.6% of the Company’s total revenues in 2004 compared to 42.1% of the Company’s total revenues in 2003. Gross margin in 2004 was 0.5% lower than in 2003. This decrease was attributable to the effect of the Company’s foreign currency hedging.

Operating Expenses

Total operating expenses were Euro 993 million in 2004 and Euro 1,040 million in 2003. This decrease is the cumulative result of the factors described below with respect to selling expenses, research and development, general and administrative expenses and impairment.

Selling Expenses

Selling expenses were Euro 615 million in 2004 compared to Euro 624 million in 2003, which represents 23.2%, of the Company’s total revenues in 2004 compared to 22.5% of the Company’s total revenues in 2003. The reduction in selling expenses from 2003 to 2004 was the result of exchange rate effects. The increase in selling expenses as a percentage of total revenues in 2004 compared to 2003 is the result of investments in the sales force.

Research & Development

Expenditures in research and development were Euro 208 million in 2004 compared to Euro 208 million in 2003, which represents 7.8% of the Company’s total revenues in 2004 compared to 7.5% in 2003. The Company incurred a repayment liability of Euro 2 million in 2004 compared to Euro 1 million in 2003 with respect to a governmental development credit for a color printer that was launched in 2001. The Company may have additional repayment liabilities in future years depending on the future revenues of this color printer. For a further discussion of these governmental credits, see Notes 0 and 14 to the Consolidated Financial Statements.

General and Administrative Expenses

The Company’s general and administrative expenses were Euro 162 million in 2004 compared to Euro 183 million in 2003, which represents 6.1% of the Company’s total revenues in 2004 compared to 6.6% of the Company’s total revenues in 2003. These expenses decreased by 11.6% from 2003 to 2004.

Impairment

In 2004 an impairment of intangible and tangible fixed assets occurred of Euro 7.9 million which related to the goodwill of Océ Display Graphics Systems Inc. for an amount of Euro 7.0 million, the goodwill of Océ Mexico S.A. de C.V. for an amount of Euro 0.2 million, the customer base of Océ-Finland Oy for an amount of Euro 0.1 million, the customer base of Océ-Danmark a/s. for an amount of Euro 0.2 million and a part of the fixed assets of Océ Display Graphics Systems Inc. for an amount of Euro 0.4 million. In 2003 an impairment of intangible and tangible fixed assets occurred of Euro 25.2 million which related to the goodwill of Practical Print Solutions for an amount of Euro 13.5 million, to the customer base and technology of Océ Display Graphics Systems Inc. for an amount of Euro 9.3 million and to a part of the fixed assets of Arkwright of Euro 2.4 million.

Operating Income

Operating income in 2004 was Euro 110 million compared to Euro 125 million in 2003 , which represents 4.2%, of the Company’s total revenues in 2004 and 4.5% of the Company’s total revenues in 2003. Operating income decreased 11.6% from 2003 to 2004. This decrease was primarily attributable to exchange rates partially offset by lower impairment costs.

Financial Expenses (Net)

The Company’s financial expenses (net) were Euro 18 million in 2004 compared to Euro 31 million in 2003. The decrease in financial expenses (net) from 2003 to 2004 was caused by a reduction in the outstanding amount of the Company’s loans partially offset by slightly higher interest rates. The net debt was Euro 168 million in 2004 compared to Euro 494 million in 2003.

Income Taxes

The Company’s effective income tax rate was 13.2% in 2004 compared to 32.4%. The decrease in the Company’s effective income tax rate from 2003 to 2004 was due primarily to the release of a provision of Euro 7 million as a result of the definitive settlement of the tax risks to which these provisions related and the fact that relatively more profit was achieved in countries with a relatively low tax rate.

Net Income

Net income was Euro 78 million in 2004 compared to Euro 61 million in 2003, which was an increase of 27.0% from 2003 to 2004. On a basic earnings per ordinary share basis, net income in 2004 increased by 28.6% from 2003 to Euro 0.89 per share.

Breakdown of commercial and financial activities

The Company’s revenues are derived from two principal activities: commercial activities (revenue derived from selling machines, software and services) and financial activities (revenue derived from offering financial leases). Historically, in assessing the financial position of the Company as a whole, a distinction was made between these two types of activities.

The revenue from financial activities is derived from the interest from financial leases. The costs of financial activities comprise the costs of financing the lease portfolio and the administrative and selling expenses and the related bad debt risk. Where the financial activities are financed from interest-bearing capital, it has been assumed that this has been done fully on a fixed-interest basis. The costs of financing are then allocated on the basis of the average amount of fixed interest-bearing capital. For the administrative and selling expenses, including provisions for doubtful accounts, a cost level has been applied which corresponds to that of external captive lease companies with similar activities, which publish annual accounts. For the financing of the financial activities the Company’s policy is to maintain a ratio of 0.15 between the equity and the balance sheet total. This ratio is a standard used by captive companies in the financial services industry which publish their own annual accounts. The remaining part of the equity is allocated to the commercial activities.

As of November 30, 2005, the Company sold approximately two thirds of its financial lease portfolio to third parties and the proceeds from this sale have been invested in the Company’s commercial core activities (primarily, the acquisition of Imagistics). As a result, the relative importance and size of the Company’s financial activities has decreased while the relative importance and size of the Company’s commercial activities has increased. For this reason, after 2005, the Company will no longer provide a separate analysis of the breakdown of these activities for 2006 and thereafter.

The following table sets forth a breakdown of the results in Euros from commercial activities compared to revenue from financial activities:

(In millions)		2003	2004	2005
		Euro	Euro	Euro
Revenue	Commercial	2,672	2,584	2,641
	Financial	97	68	36

	Total	2,769	2,652	2,677

Operating income	Commercial	56	62	92
	Financial	69	48	18

	Total	125	110	110

Net income	Commercial	36	53	74
	Financial	25	25	5

	Total	61	78	79

Cash flow before financing activities	Commercial	195	-9	-553
	Financial	133	379	46

	Total	328	370	-507

B. Liquidity and Capital Resources

Sources of Cash

The Company currently expects to fund operations and capital expenditures from a combination of cash flows from operating activities, available cash and cash equivalent balances, availability under current credit facilities and cash generated from the sale of the Company’s financing lease portfolio.

Cash flows provided by operating activities were Euro 164 million for 2005 compared to Euro 137 million for 2004 and Euro 340 million for 2003. The increase in cash flows from operating activities in 2005 resulted mainly from lower inventories and higher trade accounts payable. At November 30, 2005, the Company had cash available amounting to Euro 143 million compared to Euro 313 million for November 30, 2004 and Euro 56 million at November 30, 2003. This decrease from 2004 to 2005 is attributable primarily to the acquisition of Imagistics in October 2005.

At November 30, 2005, Océ and its Dutch subsidiaries had available Euro 795 million of credit and the Company’s subsidiaries outside of the Netherlands had available Euro 144 million of credit. The credit facilities consist of short term bridge loans (US$ 750 million) maturing March 2006 (subject to a three month extension) and multi year stand-by credit contracts expiring up to October 2008. At November 30, 2005, the used portion of these credit facilities amounted to Euro 489 million of short term debt and Euro 93 million of long term debt. These lines of credit expire between March 2006 and October 2008.

As further discussed in Item 4, the Company is in the process of outsourcing the financing of its lease activities to third party companies, which involves transferring its current lease portfolio to these third party companies in exchange for payments equal to the fair value of the portfolio (which, at a minimum, will be the book value) and placing new financial leases directly with the Company’s vendor lease partners or selling them to the vendor lease partners shortly after origination. In connection with this process, the Company intends to continue to transfer its lease portfolio to third parties under various private label program agreements. The transfer has been gradual and based on a country by country analysis. At the end of 2005, approximately two thirds of the existing lease portfolio had been completed. The Company intends to continue to outsource its financial leasing portfolio in Europe, Asia and Australia in 2006.

Cash Flow from Investing Activities and Capital Expenditures

Cash flow from investing activities consists of capital expenditures (such as the acquisition of property, plants and equipment), the sale of the financial lease portfolio and acquisitions or dispositions.

Cash flows from investing activities were Euro -671 million for 2005 (of which Euro 638 million relates to the acquisition of Imagistics), Euro +234 million for 2004 and Euro -12 million for 2003. Net capital expenditures were Euro 100 million for 2005 compared to Euro 83 million for 2004 and Euro 92 million for 2003. Capital expenditures increased in 2005 over 2004 due primarily to more investments in property, plant and equipment.

The Company sold Euro 66 million of its financial lease portfolio to third parties in 2005 compared to Euro 312 million in 2004 and Euro 82 million in 2003.

In October 2005, the Company acquired Imagistics for an aggregate purchase price of Euro 638 million. To finance its acquisition of Imagistics, the Company borrowed an aggregate amount of U.S. dollar 750 million in short term bridge loans, which have a maximum maturity date of nine months (subject to a three month extension). The Company is in the process of replacing the short term bridge loans with longer term arrangements, which the Company intends to complete prior to the maturity date of the bridge loans.

Aggregate cash flows used in financing activities were Euro -340 million, Euro 114 million and Euro 295 million for 2005, 2004 and 2003, respectively. The Company’s debt position is comprised of borrowings under bank lines of credit, short-term borrowings, and current and long-term portions of debt. As noted above, the Company incurred significant debt in connection with the acquisition of Imagistics, but a significant portion of this debt was funded indirectly through increased borrowing capacity created by repayment of debt in 2004 and 2003 with the proceeds from the Company’s sale of its financial lease portfolio. In 2004, the Company repaid approximately Euro 60 million outstanding debt and in 2003 the Company repaid approximately Euro 240 million of outstanding debt. As of November 30, 2005, the Company’s net debt was Euro 754 million compared to Euro 168 million and Euro 494 million, as of November 30, 2004 and 2003, respectively. The weighted-average interest for 2005 (including cash and cash equivalents) of 5.7% increased from 4.7% in 2004, which increased from 4.4% in 2003.

The Company paid dividends of Euro 52 million during 2005, compared to Euro 52 million during 2004 and Euro 52 million during 2003.

The Company purchases its Ordinary Shares from time to time to cover obligations under stock option plans. In 2005, Océ purchased 116,430 of its Ordinary Shares for an aggregate price of Euro 1.5 million. In 2004 Océ purchased none of its Ordinary Shares. As of November 30, 2005, the Company held 3,564,872 Ordinary Shares in treasury, and it has no current intention of selling those shares other than in connection with its obligations under stock option plans.

As of November 30, 2005, the Company’s principal sources of liquidity consist of Euro 143 million of cash and cash equivalents and Euro 939 million available borrowings under credit lines. The Company also expects to raise cash from the sale of the remaining portion of its financial lease portfolio in Europe, Asia and Australia in 2006. Finally, the Company may from time to time raise additional cash through debt and equity markets. The Company’s liquidity is affected by many factors, some of which are based on the normal ongoing operations of its business, the industry in which it operates and the uncertainties of global economies. Although the Company’s cash requirements will fluctuate based on the timing and extent of these factors, management believes that cash generated from operations, together with the liquidity provided by existing cash balances, will be sufficient to satisfy the liquidity requirements for 2006. The Company expects capital expenditures in 2006 to be approximately Euro 115 million. In addition, the Company has for 2006 operating lease commitments in an amount of approximately Euro 90 million. Finally, the Company expects that its interest expense will increase to Euro 49 million during 2006.

C. Research and Development

Research and development are critical to the success of the Company. The Company employed 1,805 people in seven countries at the end of 2005 to engage in research and development activities (compared to approximately 1,868 and 1,928 employees at the end of 2004 and 2003, respectively). Océ’s research and development activities are located in seven countries: the Netherlands, Germany, France, Belgium, Romania, Canada and the United States.

Océ’s strategy is to develop machines that are more user-friendly, reliable and productive than competing products. In its search for alternative solutions over the years Océ has developed various innovative technologies of its own. These technologies are, at the time of introduction into the market, leading-edge and have helped considerably to enhance the distinctive characteristics of Océ’s products.

Because of its long term focus on research and development, Océ possesses a broad range of technology for printing in black-and-white and in color. Océ currently focus on continuing to refine this technology and to develop new technology. The most important developments at the present time are taking place in the area of printing technology (color and black-and-white) and software development.

Océ believes software development is essential to the success of its business in the future to make the link between its customers’ work process and the Océ machines. In the area of software development Océ has rapidly implemented a number of upgrades and new releases to ensure that all components of its products connect and work well with each other.

Over the past five years, the Company has spent 6 to 7% of its total revenues on research and development. The following table sets forth the aggregate amounts spent in research and development over the past five years:

Years ended November 30,	R&D expenditure (in million Euros)		Percent of Revenues
2001	203		6.3
2002	215		6.8
2003	212		7.7
2004	207		7.8
2005	193	*	7.2

*	Including Euro 15 million exceptional items (restructuring and pension provision).

Excluding Imagistics, the Company spent approximately 7.3% of its total revenues on research and development in 2005. Research and development expenditures do not include substantial additional costs relating to the participation of non-research and development personnel in research and development projects. In addition, research and development expenditures are net of (a) development credits advanced under a program of the Netherlands government which are not repaid or charged to income until and unless the project for which the advance is made is commercially successful and (b) direct grants provided by the government of the Netherlands which are not required to be repaid. The development credits and grants (net of provisions for repayment of prior development credits) were Euro -2.9 million in 2005, Euro -1.6 million in 2004, Euro +4.0 million in 2003, Euro +1.8 million in 2002 and Euro +3.7 million in 2001.

D. Trends

The Company’s Board of Executive Directors takes the view that it is too early to give a forecast for 2006. They, however, believe that the Company’s revenues in 2006 will increase as a result of the acquisition of Imagistics and organic growth with respect to both recurring and non-recurring revenues.

However, the Company’s Board of Executive Directors believes that savings derived from the integration of Imagistics and from the restructurings in Europe and the United States, which were announced in 2005 and at the beginning of 2006, will result in a reduction in operating expenses by the end of 2006. However, the Company expects that the reduction in operating expenses will be offset by an increase in additional investments in research and development and by amortization of intangible fixed assets.

In 2005, the Company continued the implementation of its in previous years announced plans to transfer parts of its manufacturing activities from the Netherlands to Central Europe and the Far East. The Company expects that by the end of 2006, approximately half of the current production value in Venlo, the Netherlands will be produced in Asia. The Company intends this transfer to result in a reduction in manufacturing costs in 2006 and thereafter. The Company expects that this transfer will be seamless to its operations and customers. Finally, in light of the Company’s increased size as a result of the acquisition of Imagistics and the Company’s increasing reliance on suppliers and contract manufacturers, the Company intends to streamline and strengthen its logistics and purchasing organizations in 2006.

For a discussion of the trends for each of the Company’s business groups, see Item 4, “Digital Document Systems or “DDS” Business Unit” and “Wide Format Printing Systems or “WFPS” Business Unit”.

E. Off-balance sheet arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, results of operations or cash flows that are material to investors.

F. Tabular disclosure of contractual obligations

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations
Long-Term Debt Obligations	872	652	211	2	7
Capital (Finance) Lease Obligations	12	5	6	1	—
Operating Lease Obligations	315	90	109	58	58
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	513	86	12	17	398

Total	1,712	833	338	78	463

Océ has obligations under defined contribution schemes which amounted to Euro 11 million in 2005.

The contractual obligations and commercial commitments table above does not reflect obligations under purchase orders that arise in the ordinary course of business and that are typically fulfilled within ninety days. The Company also enters into supply agreements and distribution agreements in the ordinary course of business, some of which make the purchase of minimum quantities of products a condition to exclusivity or to obtaining or retaining more favorable pricing. Since failure to purchase the minimum amounts under these agreements generally does not result in a breach of contract, but only in an option on the part of the vendor to terminate the Company’s exclusivity or increase the product prices the Company pays to the vendor, they are not included in the contractual obligations and commercial commitments table above. An estimate of the purchase obligations at its two largest manufacturing facilities which are due within one year is approximately Euro 129 million.

Item 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Under Dutch law and the Company’s Articles of Association, the Company is managed by a Board of Executive Directors, all of whom are employees of the Company, whose activities are generally supervised by a Board of Supervisory Directors, none of whom are employees of the Company.

Set forth below is information as of March 7, 2006 concerning the Supervisory Directors, Executive Directors and senior managers of the Company.

Board of Supervisory Directors as at March 7, 2006

J.L. Brentjens (Born: 1940) Chairman

Post(s) held: former Chairman of the Board of Directors of VNU N.V.

Nationality: Dutch.

Appointed: 2001.

Current term of office until 2009.

Maximum period of office until 2013.

Supervisory directorships: Chairman of the Supervisory Board of Heijmans N.V. and member of the Supervisory Board of VNU N.V., Fortis OBAM N.V. and

Holdingmaatschappij P. Bakker Hillegom B.V.

Other posts: Vice-chairman of Van Leer Group Foundation, Chairman of the Board of the Nijmegen Catholic University Foundation and board member of several foundations.

F.J. de Wit (Born: 1939) Vice-Chairman

Post(s) held: former Chairman of the Board of Directors of N.V. KNP B.T.

Nationality: Dutch.

Appointed: 1997.

Current term of office until 2009.

Maximum period of office until 2009.

Supervisory directorships: Member of the Supervisory Board of PontMeyer N.V.

Other posts: member of the Advisory Board of Keyser & Mackay (International) C.V. and board member of several foundations.

M. Arentsen (Born: 1939)

Post(s) held: former member of the Board of Executive Directors of CSM N.V.

Nationality: Dutch.

Appointed: 2004.

Current term of office until 2008.

Maximum period of office until 2016.

Supervisory directorships: Chairman of the Board of Supervisory Directors of CSM Nederland B.V., Klaverblad Onderlinge Verzekeringsmaatschappij U.A. and Royal Frans Maas Groep N.V. and member of the Supervisory Board of Directors of Zuivelcooperatie Campina U.A., Incotec B.V. and Van der Moolen Holding N.V.

Other posts: board member of several foundations.

A. Baan (Born: 1942)

Post(s) held: former member of the Board of Management of Royal Philips Electronics N.V. and a former member of the Group Management Committee of Royal Philips Electronics N.V.

Nationality: Dutch.

Appointed: 2003.

Current term of office until 2007.

Maximum period of office until 2015.

Supervisory directorships: Non-executive director of Imperial Chemical Industries ICI PLC and International Power PLC (London), member of the Supervisory Board of Royal Volker Wessels Stevin N.V., Wolters Kluwer N.V. and Hagemeyer N.V.

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

Other posts: part-time professor in Business Administration at Twente University, Chairman of the Board of Trustees of Amsterdam Free Reformed University/Windesheim and VU Medical Centre, Chairman of the Banking Council and member of the board of several foundations.

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

All of the members of the Board of Supervisory Directors are independent (as the term “independence” is defined under the NASDAQ listing rules applicable to the Company).

Under the Company’s Articles of Association, the Board of Supervisory Directors consists of at least three and no more than eight members. Currently, the Board of Supervisory Directors consists of six members. Supervisory Directors are appointed by the shareholders of the Company at the general meeting of shareholders. Each Supervisory Director is appointed for terms of four years and may serve up to a maximum of twelve years. Each Supervisory Director serves until his resignation, death or removal by shareholders. At each general meeting of shareholders the term of at least one Supervisory Director expires. A Supervisory Director who has not served as a Supervisory Director for twelve years may be immediately reappointed. Vacancies that exist in the Board of Supervisory Directors are filled by shareholders, generally at the first general meeting of shareholders held after the vacancy occurs or is created. The holders of the Company’s Priority Shares (further described in Item 10.B) may make binding nominations for all vacancies in the Supervisory Board, and the shareholders of the Company have the right to approve or reject the nominations. If the holders of the Company’s Priority Shares do not make a binding nomination, then the Board of Supervisory Directors has the right to make nominations, which may be overruled by the holders of the Ordinary Shares. Except on the proposal of the holder of Priority Shares, no Supervisory Director can be removed without a vote of two-thirds of the votes cast which vote must consist of not less than a majority of all votes shareholders are entitled to cast.

At the annual general meeting of shareholders on April 15, 2005, Messrs. Brentjen and De Wit were reappointed as Supervisory Directors. Messrs. Bouw and Pennings have indicated to the Board that they will resign at the time of the close of the annual general meeting of shareholders to be held on April 20, 2006. A proposal will be made to the annual general meeting of shareholders on April 20, 2006 to elect two new members to the Board of Supervisory Directors to fill these vacancies.

Board of Executive Directors as at March 7, 2006

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

Geographical responsibilities: the Netherlands, United States (Chairman), Germany, Switzerland, Italy, Belgium and Japan.

Other posts: Member of the Advisory Board of Technical University Eindhoven and member of the Advisory Board of Rabobank Nederland.

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

Geographical responsibilities: France, Spain and Portugal.

Prior posts held: From 1970 employed by Unilever in the Netherlands and the United Kingdom. Since 1977 employed by N.V. Royal Dutch Petroleum Company (Shell). Until 1997 several management posts with Shell in the field of treasury and controlling and as Chief Financial Officer (CFO) in various countries in Latin America, the United Kingdom and the Netherlands. From 1997 to 2000 CFO of Shell in Brazil. Since September 1, 2000 employed by Océ as CFO.

J.F. Dix (Born: 1946)

Post: Member Board of Executive Directors.

Nationality: Dutch.

Appointed: May 1998.

Functional responsibilities: United States (CEO), Direct Export, Emerging Markets and Marketing Communications.

Geographical responsibilities: United States, Canada, Mexico, United Kingdom, Nordic, Australia, Central Europe, Far East and Brazil.

Prior posts held: From 1970 to 1972 director of family business Trappenfabriek Dix B.V., Utrecht. Joined Douwe Egberts N.V. in 1972; from 1973 to 1977 served as director in Denmark. Employed by Océ since March 1, 1977. After several management posts, appointed Managing Director of Océ-Belgium N.V. in 1985. Mr. Dix worked for Océ in the United States from 1988 to 1998 and since 1992 as President of Océ-USA, Inc. until his appointment as member of the Executive Board. He has been a member of the Executive Board of Océ N.V. since 1998 and with effect since September 15, 2004, he was appointed CEO of Océ-USA Holding, Inc.

The number of members serving on the Board of Executive Directors is established under Océ’s Articles of Association by the holders of the Priority Shares. Currently, the holders of the Priority Shares have established that the Board of Executive Directors will consist of three members, who are appointed by the shareholders of the Company at each annual general meeting of shareholders. Subject to being overruled by a shareholders’ vote, the holders of Priority Shares may make binding nominations for all vacancies in the Executive Board.

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

Senior Managers as at March 7, 2006

In addition to the Executive Directors, the following members of the Company’s senior management team assist the Executive Board in managing the Company:

Name	Position	Served in Such Capacity Since
M.J.A. Frequin	Executive Vice President – DDS	2004
T. Egelund	Executive Vice President – WFPS	2004
W.H.M. Orbons	Senior Vice President – Research and Development for WFPS and Cutsheet Systems	2000
P. Feldweg	Senior Vice President – Research and Development of Continuous Feed Systems	2002
M. Pracchi	Senior Vice President – Research and Development of Software	2002
N.J. Koole	Senior Vice President – Manufacturing and Logistics	1997
P.H.G.M. Creemers	Senior Vice President – Corporate Personnel and Organization	1998
R. van der Hoek*	Senior Vice President – Group Controlling	2006
P. Hagedoorn	Senior Vice President and Chief Information Officer	2003
P.M. Vincent	Senior Vice President – Corporate Finance	2004
J. Hol	Senior Vice President – Corporate Communications	2005

*	Ad interim

There is no arrangement or understanding with major shareholders, customers or others pursuant to which any senior manager became a member of senior management. In addition, none of the senior managers are permitted to perform any principal activities outside of the Company.

B. Compensation

Supervisory Directors

In 2005, the Company paid Euro 221,145, in the aggregate, as compensation to the members of the Board of Supervisory Directors in exchange for their service on the Board of Supervisory Directors. At the 1998 General Meeting of Shareholders, the Company’s shareholders fixed the compensation of the Board of Supervisory Directors at Euro 40,840 for the Chairman and Euro 27,227 for each other member. These amounts automatically increase on an annual basis if the Dutch CBS Price Index figure for household consumption in September of the preceding year is at least 10% higher than the prior index figure. The compensation of the Supervisory Directors during 2005 was Euro 46,355 for the Chairman of the Board of Supervisory Directors and Euro 30,903 for each other member.

Executive Directors

The Board of Supervisory Directors determines the remuneration of the members of the Board of Executive Directors. Generally, remuneration of the members of the Board of Executive Directors is comprised of four components: base salary, variable salary, grants of stock options and pension benefits.

The following table sets forth the amount of compensation paid and benefits granted to each member of the Board of Executive Directors in 2005. The amounts set forth are denominated in Euros.

	Base Salary	Variable Salary		Total	Pension Contributions(1)
R.L. van Iperen	612,780	240,000	(2)	852,780	368,001
J. van den Belt	411,737	180,000	(2)	591,737	122,017
J.F. Dix	461,392	270,000	(2) (3)	731,392	117,498

(1)	The Company contributes certain amounts to its pension plans on behalf of the members of the Board of Executive Directors.
(2)	The amount of variable salary paid is based on a combination of the performance of the Company and the individual Executive Director during the financial year. The targets established are based, in part, on the Company’s financial performance (such as net income and return on assets) and, in part, on the individual targets (such as implementing strategic plans, policies or operations). Amounts of the variable salary that accrue for a particular year are actually paid in the following financial year. Accordingly, the amounts listed above for each of Messrs. van Iperen, van den Belt and Dix are amounts which will be paid in 2006 for performance during 2005, which is in accordance with Dutch GAAP.
(3)	Mr. Dix was awarded an additional, discretionary bonus of 20% in connection with his activities in the United States and the results that were achieved there in 2005.

The following table sets forth in Euro at November 30, 2005 the accrued pension entitlements payable to the members of the Board of Executive Directors and the pension amounts that would be payable to them annually on the basis of their years of service at the end of 2005. The pension scheme applicable to the Dutch Executive Directors was modified effective as of January 1, 2003. The prior pension scheme was based on a defined benefit system. The new pension scheme is a defined benefit system with a maximum pension salary of Euro 243,938 in combination with a defined contribution system for the salary in excess of the maximum pension salary.

	Age	Final Pension Age	Increase in Accrued Entitlements in 2005	Accrued Pension Rights	Capital Build-Up in Defined Contributions Scheme
R.L. van Iperen	52	60	6,014	228,350	296,540
J. van den Belt	59	62	4,009	40,135	205,378
J.F. Dix	59	62	9,325	200,311	179,370

C. Board practices

The information required in Item 6.C.1 of this report relating to the Supervisory Directors and the Executive Directors is included in the discussions in Item 6.A above.

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

If Mr. van den Belt is terminated by the Company, then under the terms of his agreement, Mr. van den Belt will be entitled to a severance payment equal to 24 months of his base salary (unless Mr. van den Belt would have been required to terminate his employment during the 24 months’ period before his retirement, in which case, his severance payment will be equal to his base salary for the period from the date of his termination to the date of his retirement).

The Supervisory Board has established a Remuneration Committee, Selection and Nomination Committee and an Audit Committee.

The Remuneration Committee consists of F.J. de Wit (Chairman), J.L. Brentjens and J.V.H. Pennings. It is supported and assisted by the chairman of the Board of Executive Directors and by the director of Corporate Personnel & Organisation. The Remuneration Committee monitors and evaluates the remuneration policy for the management and directors of the Company and makes recommendations regarding the remuneration of the Board of Executive Directors to the Supervisory Board. The Remuneration Committee has adopted a charter. The Remuneration Committee is required to meet when appropriate.

The Selection and Nomination Committee consists of J.L. Brentjens (Chairman), F.J. de Wit and J.V.H. Pennings and, as an advisory member, the chairman of the Board of Executive Directors supported by the director Corporate Personnel & Organisation. The Selection and Nomination Committee selects and nominates candidates for appointment as a member of the Board of Executive Directors and as members of the Supervisory Board of Directors. This committee meets periodically to assess the functioning of individual supervisory directors and executive directors.

In October 2002, the Board of Supervisory Directors adopted an audit charter to establish an Audit Committee. The purpose of the Audit Committee is to assist the Supervisory Board in fulfilling its oversight responsibilities by monitoring the Company’s financial reporting process, systems of internal control and financial risk management policies; responsible for engaging the Company’s registered public accounting firm employed to audit the Company’s books and monitoring the independent auditor’s performance; providing an avenue of communication among the independent auditors, the Company’s internal audit department and the Board of Executive Directors and providing an avenue of communication for employees of the Company or others who have concerns regarding the Company’s financial reporting, internal controls, auditing matters and ethical matters. During 2005, the Audit Committee consisted of three members: M. Arentsen (Chairman and financial expert), P. Bouw and F.J. de Wit.

In accordance with its Charter, the Audit Committee is required to meet a minimum of four times each year, but may meet more frequently if any member requests an additional meeting. In addition the committee is required to meet privately in executive session at least one time each year with the Company’s Vice President - Internal Audit Department and the independent auditors. The committee will also meet privately in executive session at any time that the Board of Executive Directors, the Vice President - Internal Audit Department or the independent auditors request a meeting. For additional discussion of the Audit Committee, see Item 16A “Audit Committee Financial Expert”.

Exemptions from Certain Nasdaq Corporate Governance Rules

Nasdaq may provide exemptions from the Nasdaq corporate governance standards to a foreign private issuer when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s country of domicile, except to the extent that such exemptions would be contrary to United States federal securities laws. The Company, as a foreign private issuer, was granted an exemption in 1994 from certain corporate governance requirements contained in Nasdaq’s rules. Based on this exemption, the Company is exempt from provisions relating to quorum standards at shareholder meetings as set forth in Nasdaq Rule 4350(f) and for proxy solicitations as set forth in Nasdaq Rule 4350(g). In addition, the Company notified Nasdaq on December 5, 2005 that the Company followed its home country practice to approve the Imagistics Share Incentive Plan 2005 in lieu of compliance with Nasdaq Rule 4350(i). The exemptions and business practices followed by the Company in lieu of Nasdaq rules are more particularly described below:

•	The Company is exempt from Nasdaq’s quorum requirements applicable to meetings of ordinary shareholders. In accordance with the laws and generally accepted business practice in the Netherlands, the Company’s Articles of Association do not contain a general quorum requirement for meetings of ordinary shareholders.

•	The Company is exempt from Nasdaq’s requirements relating to the solicitation of proxies and provision of proxy statements for general meetings of shareholders. The Netherlands does not have a regulatory regime for soliciting proxies and the solicitation of proxies is not a generally accepted business practice in the Netherlands.

•	The Company is exempt from Nasdaq’s requirements relating to shareholder approval of the Imagistics Share Incentive Plan 2005. Approval of such plan is not required under the laws of the Netherlands.

The Netherlands Corporate Governance Code

In the Netherlands, the Dutch corporate governance code, Code Tabaksblat, consisting of 21 principles and 113 best practice provisions, has been applicable to the Company since December 2003. This code was given legal status with effect from January 1, 2005.

D. Employees

The Company employed 24,164, 21,315 and 22,204 employees (in full time equivalents) world-wide, at November 30, 2005, 2004, and 2003, respectively. The number of employees as of the end of 2005 increased as a result of the acquisition of Imagistics. The Company believes that its employee relations and relations between management and the various memberships to which Océ employees belong are excellent. Since 1991, the Company has not experienced any significant strike, work stoppage or labor dispute.

The following table sets forth for the past three years the number of employees employed by the Company based on the employee’s main category of activity and by geographic distribution.

Employees by category

	2003	2004	2005
Research and Development	1,928	1,868	1,805
Manufacturing and Logistics	2,514	2,512	2,453
Business Services	7,149	6,693	6,806
Sales	4,140	4,192	5,356
Service	4,327	4,013	5,078
Accounting and other staff	2,146	2,037	2,666

Total number of employees at November 30,	22,204	21,315	24,164

Weighted average number of employees during the fiscal year	22,346	21,760	21,657

Distribution of employees by geographical areas

	2003	%	2004	%	2005	%
United States	8,969	40	8,340	39	10,913	45
The Netherlands	4,061	18	3,922	18	3,947	16
Germany	3,063	14	3,028	14	2,912	12
United Kingdom	1,041	5	1,016	5	1,199	5
France	1,203	6	1,160	5	1,174	5
Rest of Europe	2,903	13	2,879	14	2,890	12
Countries outside Europe and the United States	964	4	970	5	1,129	5

Total number of employees at November 30,	22,204	100	21,315	100	24,164	100

E. Share ownership

At November 30, 2005, the members of the Supervisory Board held 2,969 Ordinary Shares (in the aggregate) and no rights arising from options listed on the Euronext Options Exchange. At November 30, 2005, none of the members of the Board of Executive Directors held any Ordinary Shares. The Executive Directors are entitled to purchase Ordinary Shares in connection with the Company’s stock option plan and restricted shares under the share plan, as further described below.

The Company currently has two types of incentive share plans: a stock option/stock appreciation rights plan, referred to as the stock option plan, and a restricted share plan, referred to as the share plan.

Stock Option Plan

As an incentive for the achievement of the Company’s objectives over the long term, Océ operated under an option plan up to and including the 2004 financial year in which decisions were taken each year to the granting to members of the Board of Executive Directors and certain senior executives of the Company options to purchase Océ’s Ordinary Shares and/or share appreciation rights (“SARS”) in respect of Océ’s Ordinary Shares to encourage achievement of the long term objectives of the Company.

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

Participation in the Company’s stock option plan is regulated under Dutch law to prevent the misuse of inside information. Participants in the stock option plan are prohibited from trading in Océ options on the Euronext Options Exchange in Amsterdam and are not allowed to dispose of or pledge their options. To exercise their options, participants are required to transfer their options to an independent trustee designated by the Company, which then exercises the options according to the instructions given by the participants. Participants can only give such instructions if they are not in possession of inside information of the Company and the Company has not imposed a trading restriction on the exercise of options. The Company typically restricts the exercise of options for a period of 9 stock exchange trading days before publication of the Company’s quarterly results.

As at November 30, 2005, a total of 2,627,000 unconditional option rights or SARS in respect of Ordinary Shares were outstanding at an average exercise price of Euro 12.22. In addition, as at November 30, 2005, a total of 876,000 conditional options with an average exercise price of Euro 11.67 were outstanding. The average remaining duration of these options is five years.

The Company’s policy is to repurchase in the open market its Ordinary Shares required to be issued in connection with exercises of options or SARS. The Company may also issue Ordinary Shares that it holds in its treasury to cover commitments under existing stock option plans. During 2005, 116,430 Ordinary Shares were repurchased by the Company to cover commitments under the existing stock option plan to be issued in connection with exercises of options and SARS.

The following table sets forth as at November 30, 2005, the options granted to the members of the Board of Executive Directors after their appointment to the Board.

	Stock Option Plan in Year	Number of Options Granted		Exercise Price in Euro	Outstanding	Expiration Date
R.L. van Iperen	2001		42,000	18.10	42,000	November 29, 2006
	2002	Unconditional	21,000	9.77	21,000	November 28, 2010
	2003	Unconditional	21,000	10.75	21,000	November 27, 2011
	2004	Unconditional	21,000	12.21	21,000	November 26, 2012
	2004	Conditional	42,000	12.21	42,000	November 26, 2012

J. van den Belt	2001		35,000	18.10	35,000	November 29, 2006
	2002	Unconditional	17,500	9.77	17,500	November 28, 2010
	2003	Unconditional	17,500	10.75	17,500	November 27, 2011
	2004	Unconditional	17,500	12.21	17,500	November 26, 2012
	2004	Conditional	35,000	12.21	35,000	November 26, 2012

	Stock Option Plan in Year	Number of Options Granted		Exercise Price in Euro	Outstanding	Expiration Date
J.F. Dix	2001		35,000	18.10	35,000	November 29, 2006
	2002	Unconditional	17,500	9.77	17,500	November 28, 2010
	2003	Unconditional	17,500	10.75	17,500	November 27, 2011
	2004	Unconditional	17,500	12.21	17,500	November 26, 2012
	2004	Conditional	35,000	12.21	35,000	November 26, 2012

The following table sets forth a summary of the Company’s outstanding options and SARS held, in the aggregate, by the Company’s employees as of November 30, 2005.

Stock Option Plan Year	Number of Options Granted		Exercise Price in Euro	Options Forfeited	Exercised Number of Options	Outstanding	Expiration Date*
2001		847,500	18.10-24.44	443,500	—	404,000	November 29, 2006
2002	Unconditional	716,000	9.77-13.19	29,000	220,500	466,500	November 28, 2009/2010
2002	Conditional	392,000	9.77	392,000	—	—	November 28, 2009/2010
2003	Unconditional	793,000	10.75-14.51	14,000	182,000	597,000	November 27, 2010/2011
2003	Conditional	470,000	10.75	470,000	—	—	November 27, 2010/2011
2004	Unconditional	692,500	12.21-16.48	16,000	33,000	643,500	November 26, 2011/2012
2004	Conditional	446,000	12.21	62,000	—	384,000	November 26, 2011/2012
2005	Unconditional	523,000	11.25-15.19	7,000	—	516,000	November 30, 2012/2013
2005	Conditional	492,000	11.25	—	—	492,000	November 30, 2012/2013

Total		5,372,000		1,433,500	435,500	3,503,000

*	The length of the exercise period varies depending on where the individual holder resides.

Share Plan

In 2004, the option plan for the members of the Board of Executive Directors was replaced by a restricted share plan. At the beginning of 2005, a conditional right to shares was granted to the members of the Board of Executive Directors for the first time. In 2005, the option plan for the other participants was also replaced by a performance-based restricted share plan. At the beginning of 2006, a conditional right to shares will also be granted to these participants for the first time. As a consequence, no more option rights and/or SARS were granted in 2005.

Under the new share plan, Océ grants Ordinary Shares that are subject to certain conditions or restrictions. This grant is conditional on the achievement of certain performance criteria that are fully focused on the creation of shareholder’s value as defined by the Supervisory Board. Each year, a three year plan with a conditional granting period commences in which the Company’s performance is measured at the end of the relevant period against that of a peer group of companies. The relative ranking that Océ achieves in the peer group determines the definitive number of shares that are granted. This number corresponds to a percentage (at most 60%) of the fixed reference salary divided by the price of the share on the stock market on the first day of the performance period. The shares from this plan thus acquired after three years must be retained by the members of the Board of Executive Directors for a further period of three years.

The following table sets forth as at November 30, 2005, the restricted shares granted to the members of the Board of Executive Directors.

	Share Plan Year	Number of Conditional Shares Granted	Stock Price at first day of Performance Period in Euro	Conditionally Outstanding Shares	Expiration Date
R.L. van Iperen	2005	28,685	12.55	28,685	February 28, 2008
J. van den Belt	2005	21,514	12.55	21,514	February 28, 2008
J.F. Dix	2005	21,514	12.55	21,514	February 28, 2008

Other Arrangements

Employees of the Company may elect to receive convertible personnel debentures under the Company’s annual profit-sharing plan. The term of the debentures is 6 years, with an average interest rate for 2005 of 4.2% (4.3% for 2004). The average conversion price is Euro 11.94 (Euro 14.66 for 2004).

Item 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A description of the Company’s equity securities and the rights of the holders of the Company’s equity securities under the Company’s Articles of Association is included in Item 10.B “Memorandum and Articles of Association”, below.

A. Major shareholders

As further discussed in Item 10.B, the authorized capital of Océ N.V. is Euro 175,001,500 and is divided into four classes of capital stock:

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

The Company believes that the following entities own the following shares of its capital stock as of December 31, 2005:

Title of Class	Identity of Person or Group	Amount Owned	Percent of Class
Ordinary Shares	ING Groep N.V.	7,487,456	8.58%*
	Supervisory Directors	2,969	—
Priority Shares	Foundation Fort Ginkel	—	100%
Cumulative Financing Preference Shares	Stichting Administratiekantoor Preferente Aandelen Océ	20,000,000	100%
Depositary Receipts representing Cumulative Financing Preference Shares	Rabobank Nederland Participatie maatschappij B.V.	6,000,000	30.0%
	Fortis N.V.	6,000,000	30.0%
	New NIB Partners LP	6,000,000	30.0%
	ING Groep N.V.	2,000,000	10.0%

*	As of December 31, 2005 according to Schedule 13G/A as filed by ING Group N.V. with the SEC on February 14, 2006.

The Company is unable to determine the number of record holders in the United States. Based on information that the Company has gathered, the Company believes that approximately 21% of its Ordinary Shares are held by United States residents.

To the Company’s knowledge, it is not directly or indirectly owned or controlled by another corporation, foreign government or individual. Except as otherwise described in Item 10.B, the Company does not know of any arrangements which may at a subsequent date result in a change of control of the Company.

B. Related party transactions

As discussed in Item 4, the Company has entered into an agreement with DLL relating to the outsourcing of its financial lease activities in Europe. DLL is a wholly-owned subsidiary of Rabobank. Rabobank is also one of the lenders that are parties to the bridge loan facility the Company entered into in connection with the acquisition of Imagistics. Mr. van Iperen is a member of the advisory board of Rabobank Nederland. The agreement between DLL and the Company and the bridge loan facility were negotiated on an arm’s length basis.

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

As described in Note 12 to the Consolidated Financial Statements, the Company made interest free loans to each of the following Executive Directors to assist such Executive Directors in payment of taxes that they owed in connection with the grants of options under the Company’s stock option plan in the amount of Euro 0.1 million to each of Messrs. van lperen, Dix and van den Belt. These loans are interest-free and were made available prior to November 30, 2002. Repayment takes place upon exercise or cancellation of the annual tranche of options in respect of which the loan was provided.

C. Interests of experts and counsel.

Not applicable.

Item 8	FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Financial Information

The Company’s Consolidated Financial Statements are set forth on pages F-1 through F-41.

Dividend policy

Under the Company’s Articles of Association, the Company is required to pay to the holders of the Cumulative Protective Preference Shares, if issued, a dividend per share equal to the percentage of the amount paid on each Cumulative Protective Preference Share and which percentage is the average of the three month’s EURIBOR (Euro Interbank Offered Rate) — weighted according to the number of days during which such percentage was in force — increased or decreased by a premium or discount equal to, at most, two percentage points as fixed by the Executive Board with the approval of the Supervisory Board. No Cumulative Protective Preference Shares are outstanding. The Company is required to pay a dividend to the holders of the Cumulative Financing Preference Shares equal to 3.716% of the amount paid up on each Cumulative Financing Preference Share. This amount was amended on December 1, 2004 and may be amended every eight years thereafter. With respect to 2005, the Company will pay a dividend equal to Euro 0.11 (rounded) per Cumulative Financing Preference Share. After a dividend has been paid on the preference shares, the Company is then required to pay a dividend to the holders of the Priority Shares equal to 4% of the par value of these shares. With respect to 2005, the Company will pay a dividend equal to Euro 2 per Priority Share.

Finally, under the law of the Netherlands and under the Company’s Articles of Association, after payment of dividends on the Priority Shares and the Preference Shares, the Company is then required to pay to the holders of its Ordinary Shares a minimum cash dividend equal to 5% of the par value of these shares, divided pro rata among the outstanding Ordinary Shares. In addition, the Executive Board, with the approval of the Supervisory Board, may set aside in reserves part or all of the remaining annual profits to be paid as an additional dividend on the Ordinary Shares and, with the approval of the shareholders, may also pay an additional dividend out of paid in capital and retained earnings. The Company’s general policy is to distribute approximately one-third of the net income attributable to holders of its Ordinary Shares. The dividend distributions in 2001 through 2005 deviated from this policy because of the importance that the Company places on a stable distribution of dividends. In 2005, the Company paid a total cash dividend per ordinary share equal to Euro 0.58 per share, which constitutes 63.0% of the Company’s net income for 2005. At its general annual meeting to be held in April 2006, the Company will propose a new dividend policy that will remain unchanged with respect to its underlying principle, which is reliability and consistency in the dividend that is distributed to the holders of its Ordinary Shares. The new policy will incorporate as a precondition for this underlying principle maintenance of healthy balance sheet ratios, which the Company interprets as meaning maintaining an implicit investment grade rating.

Océ’s objective, within the framework of the above precondition, is to seek to distribute to holders of Ordinary Shares a constant, but preferably steadily growing dividend, in line with the development in income. The income and/or free cash flow must be more than sufficient to enable the achievement of this objective. In practice, more than one-third of the net income attributable to holders of Ordinary Shares was distributed in the form of dividend in recent years. Now that the proceeds from the sale of the lease portfolio have been productively invested by acquiring Imagistics, an amended dividend policy will be worked out on the basis of the considerations set forth above.

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

B. Significant changes

On December 1, 2005, Océ in Japan acquired the population of high volume, wide format machines from Shacoh. The consideration paid for this acquisition was Euro 0.8 million. On January 16, 2006, Océ announced a restructuring in the United States. Following on from the acquisition of Imagistics, approximately 250 jobs will be discontinued in the United States. The related restructuring costs will amount to approximately Euro 1.7 million. Except as otherwise disclosed in this report, as of the date of this report, there has been no significant change in the Company’s business or financial condition since November 30, 2005.

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

In the United States, ADSs, evidenced by ADRs, have been quoted and traded on The Nasdaq National Market under the symbol “OCENY” since November 8, 1984. Morgan Guaranty is the depositary for the ADRs (the “Depositary”). One Océ ADS represents one Océ Ordinary Share. Less than 1% of the outstanding Ordinary Shares are represented by ADSs.

The table below sets forth for the periods indicated the high and low stock prices of Océ’s Ordinary Shares (expressed in Euros) on the Euronext Amsterdam stock exchange as reported by the “Officiële Prijscourant”, the official daily newspaper of the Euronext Amsterdam stock exchange, and the low bid and high asked prices of the ADSs (expressed in dollars) on The Nasdaq National Market.

		Euronext Amsterdam Euro per Ordinary Share		Nasdaq Dollars per ADS
		High	Low	High Asked	Low Bid
Annual highs and lows
2001		18.90	6.15	17.50	6.37
2002		14.05	6.80	13.05	6.69
2003		13.70	6.50	15.59	7.49
2004		16.10	10.60	20.45	13.15
2005		13.54	10.80	17.93	13.30

Quarterly highs and lows
2004	First quarter	16.10	11.60	20.45	14.13
	Second quarter	15.95	12.18	19.20	15.00
	Third quarter	13.83	11.60	16.90	14.30
	Fourth quarter	13.17	10.60	16.25	13.15

2005	First quarter	12.62	10.80	16.87	14.20
	Second quarter	13.11	11.22	17.50	14.00
	Third quarter	13.09	11.60	15.50	13.30
	Fourth quarter	13.54	11.68	16.75	13.45

		Euronext Amsterdam Euro per Ordinary Share		Nasdaq Dollars per ADS
		High	Low	High Asked	Low Bid
Monthly highs and lows
2005	August	12.72	11.98	15.40	14.66
	September	13.54	12.20	16.75	15.03
	October	13.20	11.68	16.20	13.45
	November	12.63	11.85	15.05	13.85
	December	12.37	11.86	15.20	14.00

2006	January	14.53	12.09	17.65	14.75
	February	14.71	13.80	18.05	15.95

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

Cumulative Protective Preference Shares

Although none of the Cumulative Protective Preference Shares are currently issued, the Company has an irrevocable obligation to issue to the Lodewijk Foundation, Venlo, upon its request to the Company, a number of Cumulative Protective Preference Shares equal to the total nominal value of the Ordinary Shares and the Cumulative Financing Preference Shares. The directors of the Lodewijk Foundation are N.J. Westdijk (Chairman), S.D. de Bree, M.W. den Boogert and F.J.G.M. Cremers. The by-laws provide that none of the directors of the Foundation may be a member of the Supervisory or Executive Boards of the Company or its subsidiaries or be a member of the family of a member of such Boards; an employee of the Company or its subsidiaries; an advisor (including auditor, notary and attorney) with whom the Company or its subsidiaries has a regular ongoing relationship; a person who was formerly a member of the Company’s Supervisory or Executive Boards or an employee of the Company or its subsidiaries; a person who was, within the past three years, an advisor with whom the Company or its subsidiaries had a regular ongoing relationship; or a director or employee of a bank or other financial institution with which the Company has a permanent and significant relationship.

Cumulative Financing Preference Shares

The Foundation “Stichting Administratiekantoor Preferente Aandelen Océ” holds all of the Cumulative Financing Preference Shares. The Foundation has issued registered depository receipts, nominal value Euro 0.50, to a number of institutional investors. The Foundation has four members, three of which are appointed by the shareholders of the Company, one of which is appointed by the holders of the depository receipts and one member by the Executive Board of the Company. The directors of the Foundation ‘Stichting Administratiekantoor Preferente Aandelen Océ’ are H. de Ruiter (Chairman), S. Bergsma, J. M. Boll and L. Traas.

Ordinary Shares

As of November 30, 2005, 87,274,460 Ordinary Shares were outstanding. Océ has outstanding ADSs representing Océ’s Ordinary Shares, which have been deposited with Morgan Guaranty as Depositary, and evidenced by ADRs. The ADRs are publicly traded on The Nasdaq National Market.

Voting Rights

Each class of stock has the following voting rights at the general meeting of shareholders:

•	Cumulative Protective Preference Shares with a nominal value of € 500 — Each holder has 1,000 votes per share;

•	Cumulative Financing Preference Shares with a nominal value of € 0.50 — Each holder has 1 vote per share;

•	Priority Shares with a nominal value of € 50 — Each holder has 100 votes per share; and

•	Ordinary Shares with a nominal value of € 0.50 — Each holder has 1 vote per share.

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

Repurchase by the Company of its Own Shares

Each year, the general meeting of shareholders has given its authorization for the issue of shares and for the limiting or preclusion of the related statutory pre-emptive right. On April 15, 2005, the general meeting of shareholders designated the Board of Executive Directors for a period of eighteen months as the body authorized as from the date of that meeting to resolve on the further issue and the granting of rights to subscribe to Ordinary Shares and Financing Preference Shares up to a maximum of 10% of the entire share capital outstanding as at April 15, 2005, which percentage will be increased to 20% in the event of mergers or acquisitions, subject to the restriction that, following such issue, the total number of Financing Preference Shares does not exceed 20% of the entire issued capital after such issue.

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

In November 2002, the Company entered into a private label agreement with De Lage Landen International B.V. (“DLL”). Under the terms of this agreement, the Company agreed to outsource its lease activities and transfer existing financial leases in the Netherlands, Belgium, Spain, France, Germany and the United Kingdom/Ireland to DLL upon terms and conditions to be agreed upon. The initial term of this agreement is five years, and after the fourth year of the agreement, either party must give twelve month’s notice to terminate the agreement. See also the discussion regarding this agreement under Item 4 “Outsourcing of Financial Leases”.

The Company has entered into service contracts with each of the three members of the Board of Executive Directors of the Company. Specifically, the Company entered into a service contract dated February 1, 1995 with R. L. van Iperen, a service contract dated March 10, 1998 with J.F. Dix, and a service contract dated November 22, 2000 with J. van den Belt (the “Service Contracts”).

Each of the Service Contracts set forth, among other things, the responsibilities, conditions to employment and remuneration of the respective member of the Board of Executive Directors. See also the discussion in Item 6 “Compensation”, which outlines in more detail the remuneration of each of the Members of the Board of Executive Directors.

The Company entered into a Credit Facility Agreement, dated September 16, 2005 (the “Credit Agreement”), among Océ, as borrower, ABN AMRO Bank N.V., Coöperatieve Central Raiffeisen-Boerenleenbank B.A. and ING Bank N.V. as mandated lead arrangers, ING Bank N.V. as facility agent (the “Agent”) and the banks from time to time parties thereto (the “Banks”) to borrow funds to acquire Imagistics. Under the Credit Agreement, the Banks made an unsecured revolving credit facility of up to $750 million available to Océ to acquire Imagistics and, to the extent not utilized for that purpose following the completion of such transaction, for general corporate purposes. Loans may be, at the option of Océ, drawn for a term of one, two or three months, or as otherwise agreed by Océ and the Banks, but, in any event, for a term not extending beyond the final maturity date. Loans may be drawn at any time until one month prior to the final maturity date. The final maturity date of any and all loans under the Credit Agreement is March 15, 2006, with an option to extend the final maturity date for an additional three months. Océ is currently considering various refinancing alternatives of the loans drawn under the Credit Agreement, which may include other borrowing or the use of other cash resources. Loans bear interest at LIBOR plus the applicable margin and the costs, if any, to the Banks of complying with the requirements of certain central banks. Océ is obligated to pay an agency fee to the Agent, an up-front fee to the original Banks and a commitment fee on the undrawn, uncancelled portion of the credit facility under the Credit Agreement at a rate per annum equal to 40% of the applicable margin. The loans drawn under the Credit Agreement are subject to mandatory repayment in certain limited circumstances. Voluntary repayments of the loans and voluntary reduction of the credit facility are permitted, in whole or in part, at the option of Océ in minimum principal amounts, without premium or penalty, subject to payment of an additional fee under certain circumstances. The Credit Agreement contains customary representations and warranties, conditions precedent, covenants, events of default, indemnities and other provisions.

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

F. Dividends and paying agents

Not applicable.

G. Statement by experts

Not applicable.

H. Document on display

Copies of the documents concerning the Company referred to herein may be obtained by writing to the Secretary of the Company. In addition the Company’s 2005 (in Dutch or English) Annual Report is available on request from the Secretary of the Company. The annual report is also published in English and in Dutch on the Company’s web site at: http://www.oce.com.

The Company is also subject to certain of the reporting requirements of the Exchange Act. As a “foreign private issuer”, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations, and the officers, directors and principal shareholders of the Company are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchases and sales of shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, the Company will file with the SEC, within six months after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent accounting firm. The Company also publishes unaudited interim financial information after the end of each quarter, which it furnishes to the SEC under cover of a Form 6-K.

You may read and copy any document the Company files with the SEC at its public reference facility at 450 Fifth Street, N.W., Washington DC 20549. The SEC also maintains a website that contains reports and other information regarding registrants that are required to file electronically with the SEC. The address of this website is http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

I. Subsidiary information

Not applicable.

Item 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information provided in this Item 11 may constitute “forward looking statements”, which are discussed in Item 3, “Key Information.”

As a global business, Océ faces market risks with respect to foreign exchange rates and interest rate risks. Océ has adopted several risk management policies in an attempt to minimize these risks.

Foreign Exchange Risks

As a global company with operations in 80 countries, Océ achieves approximately two-thirds of its revenues outside of the Euro-zone. In order to minimize its risks related to differences between the Euro (the currency in which Océ prepares its financial statements) and currencies outside of the Euro-zone, the prices charged by Océ are generally denominated in customers’ local currency. In addition, to the greatest extent possible, the expenses related to the revenues from sales in non-Euro currencies are also denominated in the same currency as the revenue from the sale (such as labor expenses). However, because most of Océ machines are manufactured in the Euro-zone, a foreign exchange risk arises with respect to the flow of machines from the Euro-zone to outside the Euro-zone. At Océ, these net currency flows (also called “transaction exposure”) are subject to an active foreign exchange management policy, which is implemented in close consultation with the Board of Executive Directors. The relocation of part of the Company’s manufacturing activities to the Far East will help to reduce the Company’s net level of the foreign exchange exposure since these goods will be paid for in U.S. dollars.

The Company’s current policy is to hedge on a rolling twelve month basis up to 80% of its foreign currency transactions (mainly in the U.S. dollar). For this purpose, the Company uses a number of financial instruments, particularly forward foreign exchange contracts, which are listed in Note 24 to the Consolidated Financial Statements. The contract value and the fair value of forward foreign exchange contracts as of November 30, 2005 and 2004, respectively, were:

•	For future cash flows in 2005 Euro 237.2 million and Euro -9.9 million, and in 2004 Euro 225.0 million and Euro 7.9 million; and

•	For (intercompany) loans in 2005 Euro 197.0 million and Euro 0.2 million, and in 2004, Euro 79.8 million and Euro 1.3 million.

The Company does not, however, hedge against currency translation exposures.

The hypothetical impact on operating income if the U.S. dollar (which is relevant for the Company, because its U.S. revenues are expected to amount to approximately 43% of its total revenues in 2006) decreases against the Euro by 10% would be an additional loss of Euro 5.8 million for 2006 assuming that no other measures had been taken as protective measures against this decrease.

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

Océ uses interest rate instruments to manage its risk related to fixed and variable interest rate exposures, which are listed in Note 24 to the Consolidated Financial Statements attached hereto. Océ’s primary objective is to prevent a disparity between the portfolio of rentals and leases and the financing obtained by the Company to support the portfolio of the Company. Océ’s goal is to achieve a ratio of 60% to 80% between the fixed-interest assets and related liabilities. The Company had entered into interest rate swap contracts with the contract value/notional principal value of Euro 580.2 million with a market value of Euro 12.8 million at November 30, 2005. The contract value/notional principal value was Euro 431.5 million with a market value of interest rate instruments of Euro 21.0 million at November 30, 2004.

The aggregate hypothetical loss in earnings on an annual basis on all financial instruments and derivative instruments, held by the Company at November 30, 2005, that would have resulted from a hypothetical increase in interest rates of 10 percent, sustained for one year, is considered not to be significant in view of the hedging operations undertaken.

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

As a result of the adoption of the Dutch corporate governance code in December 2003, during 2004 the Company amended its Articles of Association which amendments were effective in 2005. A copy of the Articles of Association, as amended, are included as an exhibit to this report on Form 20-F. The amendments affect the Company’s Ordinary Shares, Preference Shares and Priority Shares. The amendments are reflected in the description of the Articles of Association in Item 10.B, “Memorandum and Articles of Association” above. The general effect of the modifications were to reflect changes in the legislation governing the Company as a result of the adoption of the Dutch corporate governance code and to reflect other developments in the area of corporate governance and for reasons of a practical nature.

Item 15	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company’s principal executive officer and principal financial officer have evaluated the effectiveness of the Company’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) at November 30, 2005 (the “Evaluation Date”). Based upon their evaluation, the principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures are effective at the reasonable assurance level that information required to be disclosed by the Company in the reports filed or submitted by it under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed by the Company in such reports is accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. While the Board of Executive Directors believes that the present design of the Company’s disclosure controls and procedures are effective at the reasonable assurance level that the controls and procedures will achieve their objectives, future events affecting Océ’s business may cause the Company to significantly modify its disclosure controls and procedures or its internal control over financial reporting. The design of a control system inherently has limitations, including that the benefits of controls must be considered relative to their costs. Additionally, controls can be circumvented by the individual acts of some persons, or by collusion of two or more people. Therefore, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objective.

Changes in Internal Controls over Financial Reporting

During the year ended November 30, 2005, there have not been any changes in the Company’s “internal control over financial reporting” (as such term is defined in Rule 13a-15(f) under the Exchange Act) that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

The Company’s Code of Ethics is posted on it website at www.oce.com. No amendments were made to, and no waivers were granted under the Company’s Code of Ethics in respect of, the Company’s principal executive officer, principal financial officer or principal accounting officer in 2005.

Item 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers Accountants N.V. has served as the Company’s principal independent accountant for each of the three year periods ended November 30, 2005. The following table presents the aggregate fees in Euros for audit services and other services rendered by PricewaterhouseCoopers in 2005 and 2004.

Year ended November 30, (Amounts in thousands)	2004	2005
Audit Fees	2,597	2,734
Audit-Related Fees	1,130	954
Tax Fees	666	812
All Other Fees	—	—

Total	4,393	4,500

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

The audit-related fees mainly include the following services provided by PricewaterhouseCoopers to the Company in 2005:

•	advisory services related to Sarbanes-Oxley Section 404;

•	advice related to the conversion from Dutch GAAP to IFRS;

•	accounting consultation relating to Dutch GAAP, U.S. GAAP and IFRS; and

•	due diligence work related to the acquisition of Imagistics.

The audit-related fees mainly include the following services provided by PricewaterhouseCoopers to the Company in 2004:

•	advisory services related to Sarbanes-Oxley Section 404;

•	advice related to the conversion from Dutch GAAP to IFRS; and

•	accounting consultation relating to Dutch GAAP, U.S. GAAP and IFRS.

Tax Fees

Tax fees paid by the Company to PricewaterhouseCoopers relate to services provided in the area of tax compliance and tax advice.

All Other Fees

None.

Pre-Approval Policies

During 2004 the Audit Committee adopted procedures to pre-approve audit, audit related, tax and other services to be provided by its independent public accountants. Under the Audit Committee’s pre-approval procedures, at the beginning of each fiscal year, the Audit Committee reviews and pre-approves a summary of all audit and tax services expected to be performed by the independent accountants in the coming fiscal year, which includes a detailed description of the proposed work and an estimate of the cost of the project. Any additional audit-related, additional tax and additional other services to be provided by the Company’s independent accountant must be pre-approved individually by the Audit Committee.

During 2005, none of the audit-related, tax-related or other services were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2.01 of Regulation S-X.

Item 16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On April 15, 2005, at the general meeting of shareholders, the shareholders approved a plan to authorize the Company to purchase up to 10 percent of the issued and outstanding capital of the Company. This authorization is permitted for 18 months after the date of the general meeting (which is until October 15, 2006). The shareholders’ authorization requires that the minimum purchase price that may be paid for an ordinary share is its stated nominal value of Euro 0.50 and that the maximum amount that may be paid for an ordinary share is up to 10% in excess of the average highest rates which have been quoted for the ordinary shares in the official price journal of Euronext Amsterdam during the five consecutive trading days prior to the day of purchase.

The Company’s policy is to purchase ordinary shares to satisfy its issuance requirements under its stock option plan. These purchases are made either before or upon exercise of an option. During 2005, the Company purchased a total of 116,430 ordinary shares in connection with its stock option plan for an aggregate purchase price of Euro 1.5 million.

The following table sets forth all purchases of ordinary shares made by Océ or any of its “affiliated purchasers” during 2005 on a monthly basis:

	Total Number of Shares Purchased	Average Price Paid Per Share (in Euro)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that may be Purchased Under the Plans or Programs
December 2004	0	0	0	*
January 2005	0	0	0	*
February 2005	0	0	0	*
March 2005	0	0	0	*
April 2005	0	0	0	*
May 2005	0	0	0	*
June 2005	0	0	0	*
July 2005	0	0	0	*
August 2005	0	0	0	*
September 2005	0	0	0	*
October 2005	116,430	13.03	116,430	*
November 2005	0	0	0	*

*	Up to 10% of the issued and outstanding capital of the Company.

On October 7, 2002, Océ celebrated its 125th Anniversary. On this occasion, each employee received a certificate representing a gift of 5 Ordinary Shares of the Company. The end date of the Océ Jubilee Plan was October 7, 2005. On this date Océ purchased the shares (116,430) contained in the Océ Jubilee Plan.

PART III

Item 17	FINANCIAL STATEMENTS

See Item 19.

Item 18	FINANCIAL STATEMENTS

See Item 19.

Item 19	EXHIBITS

(a) The following financial statements are being filed as part of this annual report:

(b) The following exhibits are being filed as part of this annual report:

1.	Articles of Association as confirmed by notarial deed as of April 9, 1999, as amended as confirmed by notarial deed as of December 23, 2004 (English translation)*

4.	Material Contracts

(a)	Service Contract between the Company and R.L. van Iperen (English translation)**

(b)	Service Contract between the Company and J. van den Belt (English translation)**

(c)	Service Contract between the Company and J.F. Dix (English translation)**

(d)	Redacted Private Label Program Agreement between the Company and De Lage Landen International B.V. (English translation) (Portions of this exhibit were omitted pursuant to a request for confidential treatment and were filed separately with the office of the Secretary of the Securities and Exchange Commission).**

(e)	Credit Facility Agreement, dated September 16, 2005, among the Company, as borrower, ABN AMRO Bank N.V., Coöperatieve Central Raiffeisen-Boerenleenbank B.A. and ING Bank N.V. as mandated lead arrangers, ING Bank N.V. as facility agent (the “Agent”) and the banks from time to time parties thereto ***

8.	Subsidiaries of Océ N.V.****

12.	Certifications required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.****

13.	Certifications required under 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.****

*	Filed as an Exhibit to the Company’s Annual Report on Form 20-F for the fiscal year ended November 30, 2004 and incorporated herein by reference.

**	Filed as an Exhibit to the Company’s Annual Report on Form 20-F, as amended, for the fiscal year ended November 30, 2002 and incorporated herein by reference.

***	Filed as Exhibit 99.1(b)(1) to the Company’s Schedule TO with respect to Imagistics International Inc. on September 19, 2005 and incorporated herein by reference.

****	Filed herewith.

OCÉ N.V. AND SUBSIDIARIES

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Executive Directors

and the shareholders of Océ N.V.

In our opinion, the accompanying consolidated financial statements listed in the index appearing on F-1 present fairly, in all material respects, the financial position of Océ N.V. and its subsidiaries at November 30, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2005 in conformity with accounting principles generally accepted in the Netherlands. In addition, in our opinion, the financial statement schedules listed in the index appearing on F-1 present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in the Netherlands vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 27 to the consolidated financial statements.

Amsterdam, The Netherlands,

March 7, 2006

PricewaterhouseCoopers Accountants N.V.

/s/ P.R. Baart RA
P.R. Baart RA

OCÉ N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended November 30,
	2003	2004	2005	2005
	(in thousands except per share amounts)
	Euro	Euro	Euro	$*
Net sales	1,552,760	1,563,783	1,630,602	1,922,480
Rental and service revenues	1,118,939	1,020,493	1,010,334	1,191,184
Interest from financial leases	97,564	68,177	36,339	42,844

Total revenues	2,769,263	2,652,453	2,677,275	3,156,508

Cost of sales	943,820	938,855	1,008,148	1,188,606
Cost of rentals and service	660,230	610,203	597,294	704,210

Gross margin	1,165,213	1,103,395	1,071,833	1,263,692

Selling expenses	623,660	614,969	616,938	727,370
Research and development expenses	208,321	208,105	195,614	230,629
General and administrative expenses	183,226	162,044	148,602	175,202
Impairment	25,175	7,888	562	663

	1,040,382	993,006	961,716	1,133,864

Operating income	124,831	110,389	110,117	129,828

Financial expense (net)(Note 20)	30,552	18,089	17,813	21,002

Income before income taxes, equity in income of unconsolidated companies and minority interest	94,279	92,300	92,304	108,826

Income taxes (Note 19)	30,522	12,196	11,752	13,855

Income before equity in income of unconsolidated companies and minority interest	63,757	80,104	80,552	94,971

Equity in income of unconsolidated companies	90	507	580	684

Income before minority interest	63,847	80,611	81,132	95,655

Minority interest in net income of subsidiaries	2,385	2,535	2,294	2,705

Net income	61,462	78,076	78,838	92,950

Basic earnings per ordinary share	0.69	0.89	0.92	1.08

Diluted earnings per ordinary share	0.69	0.88	0.91	1.07

Net income in accordance with US GAAP (Note 27)	50,718	59,302	8,184	9,649

Earnings per ordinary share in accordance with US GAAP
Basic	0.57	0.67	0.07	0.08

Diluted	0.56	0.66	0.08	0.09

*	See Note 0 Summary of significant accounting principles

The accompanying Notes are an integral part of these Consolidated Financial Statements.

OCÉ N.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	November 30,
	2004	2005	2005
	(in thousands)
	Euro	Euro	$*
CURRENT ASSETS:

Cash and cash equivalents (Note 1)	313,060	142,699	168,242
Prepaid expenses	17,025	23,813	28,076
Accounts receivable (Note 2)	535,415	697,805	822,712
Financial lease receivables (Note 7)	172,495	133,052	156,868
Inventories (Note 3)	317,335	363,523	428,594

Total current assets	1,355,330	1,360,892	1,604,492

FIXED ASSETS:

Intangible fixed assets (Note 4)	37,207	550,039	648,496

Property, plant and equipment (Notes 5 and 15)	423,490	455,080	536,539
Rental equipment (Note 6)	57,891	123,719	145,865

Tangible fixed assets	481,381	578,799	682,404

Investments in minority interests in associates	1,553	1,563	1,843
Financial lease receivables (Note 7)	230,962	210,107	247,716
Other long term assets (Note 8)	126,654	118,060	139,193

	359,169	329,730	388,752

Total fixed assets	877,757	1,458,568	1,719,652

TOTAL ASSETS	2,233,087	2,819,460	3,324,144

*	See Note 0 Summary of significant accounting principles

The accompanying Notes are an integral part of these Consolidated Financial Statements.

OCÉ N.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	November 30,
	2004	2005	2005
	(in thousands except share amounts)
	Euro	Euro	$*
CURRENT LIABILITIES:
Borrowings under bank lines of credit (Note 9)	15,052	12,336	14,544
Current portion of long term debt (Note 9 and 11)	27,790	656,880	774,461
Accounts and notes payable, trade	132,411	194,042	228,776
Other current- and accrued liabilities (Note 17)	306,014	341,670	402,829
Deferred income (Note 10)	45,155	56,238	66,305

Total current liabilities	526,422	1,261,166	1,486,915

LONG TERM DEBT:
Long term debt (Note 11)	438,409	227,112	267,765

Total long term debt	438,409	227,112	267,765

LONG TERM LIABILITIES (PROVISIONS):
Deferred income taxes (Note 19)	6,918	45,019	53,077
Long term provisions (Note 12)	509,059	467,925	551,684

Total long term liabilities	515,977	512,944	604,761

COMMITMENTS AND CONTINGENT LIABILITIES
(Note 14)

MINORITY INTEREST	38,209	37,406	44,102

SHAREHOLDERS’ EQUITY (Note 13):
Priority Shares	2	2	2
(30 with a nominal or par value Euro 50)
Ordinary Shares
(87,274,460) with a nominal or par value Euro 0.50)	43,634	43,637	51,448
Financing Preference Shares
(20,000,000 with a nominal or par value Euro 0.50)	10,000	10,000	11,790
Paid-in capital	511,445	511,485	603,041
Legal reserve	2,441	2,255	2,659
Other reserve	208,863	238,375	281,044
Accumulated translation adjustment	-140,391	-103,760	-122,333
Net income	78,076	78,838	92,950

Total shareholders’ equity	714,070	780,832	920,601

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	2,233,087	2,819,460	3,324,144

*	See Note 0 Summary of significant accounting principles

The accompanying Notes are an integral part of these Consolidated Financial Statements.

OCÉ N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended November 30,
	2003	2004	2005	2005
	(in thousands)
	Euro	Euro	Euro	$*
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	37,385	55,709	313,060	369,098

CASH FLOW FROM OPERATING ACTIVITIES:
Net income	61,462	78,076	78,838	92,950
Adjustments to reconcile net income to cash flow generated by operating activities:
Depreciation and amortization	173,370	147,626	145,606	171,669
Impairment	25,175	7,888	562	663
Additions to rental equipment	-83,025	-116,797	-113,015	-133,245
Proceeds from sale of rental equipment	67,747	77,268	64,134	75,614
Financial lease receivables	45,347	74,337	6,068	7,154
Equity in income of investments in minority interests	271	-402	-66	-78
Net income for minority interests	2,385	2,535	2,294	2,705
Long term liabilities (provisions)	-41,241	-104,640	-30,357	-35,791
Changes in working capital:
Accounts receivable and other receivables	70,786	30,938	-21,144	-24,929
Provisions for financial lease receivables, inventories and accounts receivable	52,140	42,470	21,307	25,121
Inventories	5,458	-63,003	15,724	18,539
Trade accounts payable	-31,342	1,806	44,848	52,876
Net change in other working capital accounts **	-8,992	-41,329	-50,813	-59,909

Total cash flow from operating activities	339,541	136,773	163,986	193,339

CASH FLOW FROM INVESTING ACTIVITIES:
Additions to intangible fixed assets	-11,497	-9,354	-14,722	-17,357
Additions to property, plant and equipment	-97,129	-86,738	-96,479	-113,749
Divestments of (additions to) other long term financial assets	-1,925	3,340	1,340	1,580
Divestments of intangible fixed assets	94	—	38	45
Proceeds from sale of property, plant and equipment	16,599	12,910	10,964	12,926
Acquisition of minority interests	-17	—	—	—
Proceeds from disposition of minority interests	5	1,305	—	—
Proceeds from sale of lease portfolio	79,768	312,254	65,610	77,354
(Acquisitions) disposal at net asset value (net of cash)	2,379	—	-638,229	-752,472

Total cash flow from investing activities	-11,723	233,717	-671,478	-791,673

CASH FLOW FROM FINANCING ACTIVITIES:
Proceeds from long term debt	9,116	141,476	18,104	21,345
Repayment of long term debt	-329,623	-76,524	-240,337	-283,357
Borrowings and current portion of long term debts	81,727	-124,822	615,487	725,659
Movement repurchased shares Option Plan	-924	1,074	1,662	1,959
Dividends paid	-51,963	-51,971	-51,855	-61,137
Minority interests	-3,361	-3,099	-3,092	-3,645

Total cash flow from financing activities	-295,028	-113,866	339,969	400,824

Effect of exchange rate changes	-14,466	727	-2,838	-3,346

CASH AND CASH EQUIVALENTS, END OF YEAR	55,709	313,060	142,699	168,242

*	See Note 0 Summary of significant accounting principles

**	See details on next page

The accompanying Notes are an integral part of these Consolidated Financial Statements.

OCÉ N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended November 30,
	2003	2004	2005	2005
	(in thousands)
	Euro	Euro	Euro	$*
SPECIFICATION OF NET CHANGE IN OTHER WORKING CAPITAL ACCOUNTS:
Prepaid expenses	5,138	6,360	-2,924	-3,448
Income taxes	12,205	-31,173	-25,206	-29,718
Value added taxes, social security and other taxes payable	2,929	1,823	-3,898	-4,596
Pension liabilities	-2,395	-586	534	630
Other liabilities	-3,229	-8,665	4,621	5,448
Accrued liabilities	-17,037	-9,764	-18,777	-22,138
Deferred income	-6,603	676	-5,163	-6,087

	-8,992	-41,329	-50,813	-59,909

Supplemental cash flow information:

Income taxes paid (net)	-24,624	-92,627	-15,662	-18,465
Interest received (net)	61,540	44,373	24,441	28,816

Non cash transactions:

Conversion of convertible bonds into share capital	8	40	43	51

*	See Note 0 Summary of significant accounting principles

The accompanying Notes are an integral part of these Consolidated Financial Statements.

OCÉ N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

0.	Summary of significant accounting principles

Basis of presentation

The accompanying Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the Netherlands (Dutch GAAP). These accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America (US GAAP). For a description of the significant differences and the related effect on the Consolidated Financial Statements, see Note 27 to the Consolidated Financial Statements. Amounts in the accompanying Consolidated Financial Statements have been stated in Euros, the currency of the Netherlands, the country in which Océ N.V. is incorporated.

The financial year of the Company commences at December 1 and closes at November 30 of the subsequent year.

The dollar amounts at November 30, 2005 and for the period then ended have been presented solely for the convenience of readers of these financial statements in the United States of America and have been translated from Euros at the rate of $ 1.179 per Euro 1, the Noon Buying Rate on November 30, 2005. Such translation should not be construed as a representation that the Euro amounts could be converted into dollars at this or any other rate.

New accounting principles applied

The accounting principles applied in financial year 2005 are unchanged compared to the previous financial year.

Principles of consolidation

The Consolidated Financial Statements include the accounts of the parent company, Océ N.V., and its subsidiaries (the “Company”). An entity is regarded as a subsidiary, if Océ directly or indirectly holds a majority controlling interest in it. Investments in minority interests, in which the Company has an investment of between 20% - 50% and has no controlling interest, are accounted for at the attributable net asset value.

The Consolidated Financial Statements include the accounts of all majority-owned subsidiaries and entities over which the Company has financial and operating control and variable interest entities in which the Company has determined it is the primary beneficiary.

For names of subsidiaries and investments in minority interests see pages 30, 31 and 32 of the Company’s annual report on form 20-F, to which these Consolidated Financial Statements and Notes are attached.

The principle changes in Océ Group companies during the past financial year are the following:

On October 31, 2005 Océ acquired 100% of the shares in Imagistics International Inc. Imagistics International Inc. is a sales and service organization in the area of printing and document management with operations in the United States, Canada and the United Kingdom. The total purchase consideration amounts to Euro 638 million.

The acquisition of Imagistics International Inc. had the following effect on the assets and liabilities of Océ:	Fair value Euro
( in thousands)
Goodwill	351,412
Software	21,817
Customer base	90,819
Trade marks and other	39,552
Tangible fixed assets	77,185
Other long term assets	479
Inventories	66,220
Accounts receivable	102,575
Prepaid expenses	2,558
Long term provisions	-2,291
Deferred income taxes	-33,605
Current liabilities	-78,492

Total purchase consideration	638,229

The goodwill arising form the acquisition of Imagistics International Inc. mainly relates to the anticipated operational synergy effects and to the acquired personnel.

Intercompany transactions and account balances have been eliminated upon consolidation. Unrealized gains on transactions between Group companies are eliminated. Unrealized losses are eliminated unless it is clear that no margin will be realized on inventories transferred.

Assumptions, estimates and judgments

When Océ prepares its financial statements, it selects certain accounting principles and methods and makes certain assumptions, estimates and judgments relating to its financial condition and disclosure, which require management’s subjective and complex consideration of a variety of matters.

The Company bases its assumptions and estimates, and its judgments, on its historical experience, its expectations for the future and various other factors that it believes are reasonable under the circumstances. The Company’s actual results may significantly differ from its assumptions, estimates and judgments and its financial condition could be significantly different if the Company had used different assumptions, estimates and judgments.

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

Revenue recognition

In the normal course of business, the Company generates revenue through the sale of equipment, services, and supplies and income associated with the financing of its equipment sales. The Company recognizes revenue when realized or realizable and earned, which is when the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred; the sales price is fixed or determinable; and collectibility is reasonably assured. More specifically, revenue related to the Company’s sales of its products and services are recognized as follows:

Equipment:

Revenue recognition criteria on sale of equipment are generally met when the equipment is delivered and installed at the customer site. In instances in which the agreement with the customer contains a customer acceptance clause, revenue is deferred until customer acceptance is obtained.

The Company may offer customer financing to assist customers in their acquisition of Océ products. At the time a financing transaction is consummated, which qualifies as a sales-type lease, the Company records the total lease receivable net of unearned interest income, plus the estimated residual value of the equipment. Unearned interest income is recognized as finance income using the interest method over the term of the lease. Leases not qualifying as sales-type leases are accounted for as operating leases for which revenue is recognized ratably over the lease term. The underlying equipment is depreciated on a straight-line basis over the assets’ estimated useful life.

When machines are sold to a distributor the revenues are accounted for at the moment of transfer.

Services:

Service revenues are derived primarily from maintenance contracts on equipment sold or leased to customers and are recognized ratably over the term of the service contracts.

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

Costs

Consumption of raw materials and other cost items are included on the basis of historical costs. Depreciation on fixed production assets is charged at a fixed percentage of the acquisition value of the relevant asset. Depreciation of rental equipment amounts to a fixed percentage of the all-in manufacturing costs plus the costs of ensuring that the equipment can operate effectively on the customer’s premises. Government contributions to operating costs are deducted directly from these costs.

Rental expenditure in respect of property, plant and equipment, in which the risks and rewards of ownership of the property, plant and equipment are retained or almost entirely borne by the lessor, is recognized as costs on a straight-line basis over the period of the lease.

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

Financial expenses (net)

Besides interest received and interest paid, expenses related to raising loans and the effect of interest rate instruments are included. The effect of interest rate instruments is also shown under this heading.

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

In 2004 the option plan for the members of the Board of Executive Directors was replaced by a share plan. At the beginning of 2005 a conditional right to shares was granted to the members of the Board of Executive Directors for the first time. In 2005 the option plan for the other participants was also replaced by a share plan. At the beginning of 2006 a conditional right to shares will also be granted to these participants for the first time. As a consequence, no option rights and/or SARs were granted in 2005.

Share plan

The Share Plan (of March 1, 2005) comprises the conditional granting of shares in Océ. This grant is conditional on the achievement of certain performance criteria that are fully focused on the creation of shareholder’s value. Each year a three-year plan with a conditional granting period starts in which the Company’s performance is measured at the end of the relevant period against that of a peer group of companies. The relative ranking that Océ achieves in the peer group determines the definitive number of shares that are granted. This number corresponds to a percentage (at most 60%) of the fixed reference salary divided by the price of the shares on the stock market on the first day of the performance period. The shares from this plan thus granted after three years must be retained by the members of the Board of Executive Directors for a further period of three years.

Earnings per share

Earnings per ordinary share are calculated by dividing the net income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. In making this calculation the ordinary shares purchased by the Company are deducted from the number of ordinary shares outstanding. To calculate the average number of outstanding shares on the basis of full conversion, the basis is formed by the weighted average number of shares in issue and the potential increase as a result of conversion of outstanding options. The assumption applied for the conversion arising from convertible debenture bonds is that these are converted in full. An adjustment is also made to net income to eliminate interest charges, whilst allowing for the effect of taxation. The calculation of the increase arising from options is based on the value of the options granted, i.e. the number of options times the exercise price, divided by the average share price during the financial year. This increase is only applied if the average share price is higher than the exercise price of the options upon grant. In making this calculation no adjustment is made to net income.

Intangible fixed assets

Intangible fixed assets are valued at historical cost, less cumulative amortization and any impairments.

As of fiscal year 2001 goodwill and other intangible assets arising from acquisitions are capitalized and amortized on a straight line basis over the estimated economic lifetime, with a maximum of twenty years. Amortization of goodwill can be charged to the Statement of Operations over a period that is longer than 5 years, since the synergy benefits arising from strategic acquisitions are in many cases realized over the longer term. Software development costs, including costs incurred to purchase third party software, are capitalized when the Company has determined that the software is technologically feasible and additional functionality is created and generates economic benefits for several years. Capitalization of software costs ceases when the software is substantially complete and is ready for its intended use.

Product development costs are shown under the heading “Technology” and are capitalized if they meet the criteria of an identifiable project that probably will generate economic benefits in the future and whose manufacturing cost can be reliably measured.

Straight-line amortizations are charged at fixed percentages of the value of the historical cost and are based on the estimated economic lifetime of the assets, as follows:

• Goodwill	5 to 20 years,

• Software	3 to 7 years,

• Technology	5 to 10 years,

• Customer base	5 to 10 years,

• Trade marks	2 to 10 years,

• Other	5 years.

Property, plant and equipment

Property, plant and equipment are valued at historical cost, less cumulative depreciation and any impairments. Subsequent costs are capitalized if it is probable that future economic benefits associated with the asset will accrue to Océ and if the costs can be reliably measured. All other costs of repair and maintenance are charged directly to the Statement of Operations.

If the risks and rewards attaching to the ownership of the rented assets are almost entirely for the account of Océ, then the rental agreement is classified as a finance lease. Finance leases are capitalized at the fair market value of the rented assets or the net present value of the minimum lease obligations, whichever is lower. The lease payments are allocated partially to liabilities and partially to interest, calculated on an annuities basis. Assets leased via a finance lease agreement are written off over the lease period or the assets’ useful economic life, whichever is less.

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

Inventories

Purchased inventories are valued at purchase price, plus any additional costs, by the First-in-First-out method. Inventories of semi-finished products, spare parts and finished products are valued at manufacturing cost including a mark-up for indirect costs relating to manufacturing. No interest charge is applied. Allowance is made for the risk of obsolescence.

Accounts receivable

Trade debtors, finance leases with a duration of less than 1 year, other debtors as well as amounts receivable from minority interests are shown at nominal value less an allowance to cover bad and doubtful debts.

The Company’s accounts receivable result from its trade and lease operations and reflect a broad customer base nationally as well as internationally. The Company routinely assesses the financial strength of its customers. As a consequence, concentrations of credit risk are limited.

Cash and cash equivalents

These include cash in hand, bank deposits that are repayable on call, balances in bank accounts, cheques and bills of exchange received.

The Company’s cash equivalents represent high quality securities placed at major international banks and financial institutions of high repute. This policy limits the exposure to credit risk.

Minority interest in associates

Minority interests in associates are included at the attributable net asset value as determined by the accounting principles applied in these Consolidated Financial Statements.

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

Long term provisions

Pension liabilities exist both under ‘defined contribution’ schemes and under ‘defined benefit’ schemes. In most countries the latter schemes are mostly funded externally. In the case of a defined contribution scheme the contribution is booked as a charge in the year to which it relates. In defined benefit schemes the entitlements are calculated according to the ‘projected unit credit’ method. All actuarial gains and losses, above a threshold of 10% of the (highest of the) pension liabilities or fair value of the pension assets, are charged to the Statement of Operations over the remaining periods of service. Changes in pension plans and back service costs are charged direct to the Statement of Operations provided that they are unconditional in nature or if they are the result of a significant change. These calculations are made annually by qualified actuaries. The pension liabilities as recognized in the balance sheet are shown at the net present value of the promised pension entitlements at balance sheet date, less the fair value of the pension assets and after adding or deducting the actuarial gains or losses and the back service costs that have not yet been incorporated in the result.

Early retirement liabilities relate to specific mostly individual agreements.

Liabilities arising from the termination of employment contracts relate in most cases to the legal obligation to make a severance payment which is based on years of service and is related to the salary of the relevant employee at the moment of termination. Payment takes place upon leaving company service. Liabilities in respect of long-service awards are also included under this heading.

The restructuring provision relates to costs connected with the reorganization of business activities.

Other provisions relate, amongst others, to (legal) proceedings, warranty commitments and onerous contracts in respect of buildings.

Provisions are included at the nominal value of the expected costs needed to settle the liabilities; in cases where the time-based value of money has a material effect, valuation takes place on the basis of the net present value.

Derivative financial instruments

The Company enters into a variety of interest rate swaps and forward currency contracts to manage interest rate and foreign currency exposures, these contracts off set the risk inherent in the exposures. The Company accounts for some transactions as hedges to manage the accounting risk regarding derivative financial instruments. In addition the transaction must have a satisfactory level of correlation between the financial instrument and the designated item or transactions being hedged.

Interest Rate Swaps are measured at fair value and recognized in the Statement of Operations over the period of the contract. For those contracts for which fair value hedge accounting is applied, the underlying financial instruments are also measured at the fair value.

Realized and unrealized gains and losses on foreign currency contracts relating to hedges of the (intercompany) loans are recognized in the Statement of Operations over the period of the contract.

Unrealized gains and losses on foreign currency contracts relating to hedges of the future cash flows are recognized in Other Comprehensive Income over the period of the contract (cash flow hedge) and are recognized under cost of goods sold at maturity of the contract.

1.	Cash and cash equivalents

Cash and cash equivalents include time deposits of Euro 286.7 million and Euro 103.1 million at November 30, 2004 and 2005, respectively. For the purpose of the Consolidated Statements of Cash Flows, prepared in accordance with IAS 7, the Company considers all highly liquid instruments with an original maturity date of three months or less as cash equivalents.

2.	Accounts receivable

Accounts receivable consist of the following:

	November 30,
	2004	2005
	(in thousands)
	Euro	Euro
Trade accounts receivable	451,911	572,705
Discounted trade bills	-11	-27
Current income tax	25,555	59,509
Other	57,960	65,618

Total	535,415	697,805

Allowances for doubtful trade accounts receivable amount to Euro 54.0 million and Euro 57.5 million at November 30, 2004 and 2005, respectively.

3.	Inventories

Inventories consist of the following:

	November 30,
	2004	2005
	(in thousands)
	Euro	Euro
Raw materials and other materials	35,723	61,441
Semi-finished products and spare parts	135,087	134,916
Finished products and trade stock	146,525	167,166

Total	317,335	363,523

Allowances for obsolescence amount to Euro 178.8 million and Euro 192.1 million at November 30, 2004 and 2005, respectively.

Part of the inventory relates to printing and copying machines which have been returned by the customers at the end of the operational lease term. These machines are included at their original cost price less cumulative depreciation. This cumulative depreciation of Euro 82 million (2004: Euro 85 million) is part of the allowances for obsolescence.

4.	Intangible fixed assets

Intangible fixed assets consist of the following (in thousands):

	Goodwill	Software	Technology	Customer base	Trademarks and other	Total
	Euro	Euro	Euro	Euro	Euro	Euro
At December 1, 2003
Acquisition value	28,087	47,312	7,399	11,669	4,756	99,223
Accumulated amortization	18,705	16,179	3,481	11,148	989	50,502

Book value	9,382	31,133	3,918	521	3,767	48,721

Movements in book value in 2004:
Expenditure	756	6,608	1,990	—	—	9,354
Reclassification	—	7,891	-73	268	—	8,086
Amortization	1,063	15,749	1,588	201	444	19,045
Impairment	7,207	—	—	280	—	7,487
Foreign currency translations	-264	-1,560	-271	—	-327	-2,422

At November 30, 2004	1,604	28,323	3,976	308	2,996	37,207

Acquisition value	11,652	71,859	8,737	10,969	4,305	107,522
Accumulated amortization	10,048	43,536	4,761	10,661	1,309	70,315

Book value at November 30, 2004	1,604	28,323	3,976	308	2,996	37,207

Movements in book value in 2005:
Expenditure	—	14,052	170	483	17	14,722
Divestments	—	38	—	—	—	38

Net expenditure	—	14,014	170	483	17	14,684

Acquisition subsidiary	351,412	21,817	—	90,819	39,552	503,600
Amortization	1,758	13,998	1,641	948	1,100	19,445
Foreign currency translations	8,343	1,957	216	2,207	1,270	13,993

At November 30, 2005	359,601	52,113	2,721	92,869	42,735	550,039

Acquisition value	362,068	102,275	8,828	94,054	45,318	612,543
Accumulated amortization	2,467	50,162	6,107	1,185	2,583	62,504

Book value at November 30, 2005	359,601	52,113	2,721	92,869	42,735	550,039

Recognition of amortization costs in the Statement of Operations:	2004	2005
	(in thousands)
	Euro	Euro
Cost of sales	3,225	4,211
Selling expenses	8,059	5,066
Research and development expenses	1,611	1,533
General and administrative expenses	6,150	8,635

Total	19,045	19,445

5.	Property, plant and equipment

Property, plant and equipment consists of the following (in thousands):

	Property and plant	Production machines	Other fixed assets	Under construction and pre- payments	Not in production process and investment property	Total
	Euro	Euro	Euro	Euro	Euro	Euro
At December 1, 2003
Acquisition value	338,104	434,134	431,341	18,292	19,048	1,240,919
Accumulated depreciation	151,301	326,849	317,428	—	14,814	810,392

Book value	186,803	107,285	113,913	18,292	4,234	430,527

Movements in book value in 2004:
Expenditure	1,936	23,111	44,413	16,592	686	86,738
Divestments	1,410	911	10,589	—	—	12,910

Net expenditure	526	22,200	33,824	16,592	686	73,828

Reclassification	3,688	4,040	3,878	—	-947	10,659
Depreciation	10,202	32,848	42,223	—	216	85,489
Impairment	85	206	110	—	—	401
Foreign currency translations	-1,354	-1,934	-2,164	-138	-44	-5,634

At November 30, 2004	179,376	98,537	107,118	34,746	3,713	423,490

Acquisition value	349,396	428,331	420,489	34,746	13,018	1,245,980
Accumulated depreciation	170,020	329,794	313,371	—	9,305	822,490

Book value at November 30, 2004	179,376	98,537	107,118	34,746	3,713	423,490

Movements in book value in 2005:
Expenditure	17,417	36,451	57,683	-15,253	181	96,479
Divestments	3,077	1,549	6,338	—	—	10,964

Net expenditure	14,340	34,902	51,345	-15,253	181	85,515

Acquisition subsidiary	7,982	3,725	13,319	—	1,722	26,748
Depreciation	10,395	32,320	45,361	—	302	88,378
Impairment	—	562	—	—	—	562
Foreign currency translations	1,847	2,157	4,107	88	68	8,267

At November 30, 2005	193,150	106,439	130,528	19,581	5,382	455,080

Acquisition value	370,320	467,686	464,744	19,581	15,079	1,337,410
Accumulated depreciation	177,170	361,247	334,216	—	9,697	882,330

Book value at November 30, 2005	193,150	106,439	130,528	19,581	5,382	455,080

The book value of ‘Other fixed assets’ contains an amount of Euro 10.3 million for financial leases (2004: Euro 4.7 million).

Recognition of depreciation costs in the Statement of Operations:	2004	2005
	(in thousands)
	Euro	Euro
Cost of sales	49,945	50,161
Selling expenses	16,871	21,957
Research and development expenses	12,630	10,174
General and administrative expenses	6,043	6,086

Total	85,489	88,378

6.	Rental equipment

Rental equipment consists of the following:

	2004	2005
	(in thousands)
	Euro	Euro
At December 1, 2003/2004
Cost	364,469	302,798
Accumulated depreciation	301,190	244,907

Book value	63,279	57,891

Movements in book value:
Acquisition subsidiary	—	50,437
Installed on rental	116,797	113,015
Divestments	77,268	64,134
Depreciation	43,092	37,783
Foreign currency translation	-1,825	4,293

At November 30	57,891	123,719

Cost	302,798	353,644
Accumulated depreciation	244,907	229,925

Book value at November 30	57,891	123,719

In the Statement of Operations depreciation is included in full under ‘Cost of sales’.

7.	Financial lease receivables

Financial lease receivables consist of the following:

	2004	2005
	(in thousands)
	Euro	Euro
Financial lease receivables (gross)	490,806	418,694
Unearned interest	-71,528	-64,302
Residual value	3,190	4,633

	422,468	359,025
Allowance for uncollectibility	-19,011	-15,866

Finance lease receivables (net)	403,457	343,159
To current lease receivables	-172,495	-133,052

Total long term lease receivables	230,962	210,107

The gross finance lease receivables can be subdivided into the following durations:

	2004	2005
	(in thousands)
	Euro	Euro
Less than one year	172,495	133,052
More than one year but less than five years	316,071	280,982
More than five years	2,240	4,660

Total	490,806	418,694

8.	Other long term assets

	2004	2005
	(in thousands)
	Euro	Euro
Book value at December 1, 2003/2004	106,503	126,654
Acquisition subsidiary	—	479
New amounts receivable	31,284	3,455
Repayments	-7,608	-17,790
Foreign currency translations	-3,525	5,262

Book value at November 30	126,654	118,060

This item includes deferred tax claims of Euro 98.6 million (in 2004: Euro 106.6 million). An amount of Euro 0.7 million (2004: Euro 1.1 million) was provided to personnel in the form of loans.

Other long term assets also include an amount of Euro 0.3 million (2004: Euro 0.4 million) for loans provided to the Board of Executive Directors. The specification of this amount is as follows: R.L. van Iperen Euro 0.1 million, J. van den Belt Euro 0.1 million and J.F. Dix Euro 0.1 million. These loans are interest-free and were made available prior to November 30, 2002.

Repayment takes place upon exercise or cancellation of the annual tranche of options in respect of which the loan was provided.

9.	Borrowings under bank lines of credit and short term borrowings

Borrowing facilities at November 30, 2005 amounted to Euro 795 million (2004: Euro 373 million) for the parent company and its Dutch subsidiaries. At November 30, 2005 Euro 438 million (2004: no amount) of this facility was utilized. These facilities are denominated in U.S. dollar.

Borrowing facilities for the subsidiaries outside of the Netherlands totaled Euro 144 million at November 30, 2005 (2004: Euro 287 million). At November 30, 2005 these facilities were fully utilized. These facilities are denominated in various currencies.

At November 30, 2005 the used portion of these facilities amounted to Euro 489 million (2004: Euro 33 million), classified as current portion short term and Euro 93 million (2004: Euro 93 million), classified as long term debt, bearing interest of 4.4 % in 2005.

Commitment fees of approximately Euro 1.6 million were paid for unused credit facilities in 2005 (2004 Euro 1.1 million and 2003 Euro 1.3 million).

10.	Deferred income

These amounts represent advance billings related to rental and maintenance contracts for copying equipment.

11.	Long term debt

Other long term debt consists of the following:

	November 30,
	2004	2005
	(in thousands)
	Euro	Euro
LOANS
U.S. dollar denominated, average interest of 4.3% and 4.7%, maturing through 2008	84,215	482,223
Euro denominated, average interest of 5.9% and 6.3%, maturing through 2013	*320,258	278,824
Norwegian Crown denominated, average interest 3.1%, maturing through 2007	—	226
Swedish Crown denominated, average interest 2.7% and 2.4%, maturing through 2008	1,456	1,728
Danish Crown denominated, average interest 3.0%, maturing through 2008	—	38,705
Czech Crown denominated, average interest of 3.3% and 2.7%, maturing through 2008	5,604	6,610
Swiss Franc denominated, average interest 1.0% and 1.4%, maturing through 2008	30,992	31,786
Australian Dollar denominated, average interest 6.5%, maturing through 2008	—	2,400
Canadian Dollar denominated, average interest 3.7%, maturing through 2006	—	2,834
Pound Sterling denominated, average interest 5.4%, maturing through 2008	—	7,764
Japanese Yen denominated, average interest 0.8% and 0.9%, maturing through 2008	2,122	1,263
Mexican Peso denominated, average interest 9.3% and 10.1%, maturing through 2008	249	1,571
Singapore Dollar denominated, average interest 2.6% and 4.1%, maturing through 2008	1,380	971
Hungarian Florin denominated, average interest 11.4% and 6.8%, maturing through 2008	609	1,144
Slovak Koruna denominated, average interest 4.6% and 3.8%, maturing through 2007	1,317	1,521
Convertible Euro debenture bonds to Company Personnel, average interest of 4.4% and 4.2%, maturing through 2012	11,619	11,156
Thailand Bath denominated, average interest 3.1% and 7.5%, maturing through 2008	1,147	1,453
Capitalized lease obligations, average interest of 6.0% and 8.8%, maturing through 2010	5,231	11,813

Total other long term debt	466,199	883,992
Current portion	27,790	656,880

Total long term portion	438,409	227,112

*	The fixed interest rates of the Euro loans have been fully swapped into variable interest rates (see Note 24).

Aggregate principal repayments applicable to these borrowings for the next years are as follows:

Years ending November 30,	Euro
( in thousands)
2006	656,880
2007	158,276
2008	58,456
2009	2,138
2010	1,438
Thereafter	6,804

Total	883,992

The duration of convertible debentures to Company personnel is 6.5 years. The average interest is 4.2% (2004: 4.3%) and the average conversion price is Euro 11.94 (2004: Euro 14.66).

To finance the acquisition of Imagistics International Inc. Océ took out a bridging loan for a maximum period of nine months. This loan will be converted into a long term financing arrangement in 2006.

12.	Long term provisions

The composition of provisions is as follows (in thousands):

	Pension liabilities	Early retirement provision	Liabilities termination employment contracts	Restructuring provision	Other	Total
	Euro	Euro	Euro	Euro	Euro	Euro
At December 1, 2003	431,727	12,122	30,502	52,035	40,393	566,779
Additions	53,160	5,580	2,988	11,351	7,905	80,984
Release	—	—	—	-14,709	-9,865	-24,574
Usage	-75,408	-1,504	-983	-23,734	-9,983	-111,612
Foreign currency translations	-2,233	-3	-51	-142	-89	-2,518

At November 30, 2004	407,246	16,195	32,456	24,801	28,361	509,059

Acquisition subsidiary	—	—	—	—	2,291	2,291
Additions	53,892	5,591	3,833	21,976	17,184	102,476
Release	-68,532	-673	-6	-1,354	-2,241	-72,806
Usage	-47,811	-5,943	-2,151	-16,405	-4,337	-76,647
Foreign currency translations	2,156	13	90	309	984	3,552

At November 30, 2005	346,951	15,183	34,222	29,327	42,242	467,925

The short term part of these provisions is approximately Euro 163 million (2004: Euro 85 million).

The table below displays a rollforward of the restructuring provision from November 30, 2003 to November 30, 2005 (in millions).

Type of costs	Balance Nov. 2003	Additions	Release	Utilized	Balance Nov. 2004
	Euro	Euro	Euro	Euro	Euro
Write-down of assets	5.2	—	—	-5.2	—
Personnel costs	46.8	11.3	-14.7	-18.6	24.8

Total long term part	52.0	11.3	-14.7	-23.8	24.8

Type of costs	Balance Nov. 2004	Additions	Release	Utilized	Balance Nov. 2005
	Euro	Euro	Euro	Euro	Euro
Write-down of assets	—	—	—	—	—
Personnel costs	24.8	22.2	-1.3	-16.4	29.3

Total long term part	24.8	22.2	-1.3	-16.4	29.3

In 2005, agreement was reached in the Netherlands on a significant change in the pension scheme, which means that with effect from January 1, 2006 pension entitlements will be based on career average instead of final pay.

The resultant reduction of Euro 68.4 million of the provision for pensions was credited to the Statement of Operations in the 2005 financial year.

In 2005 a restructuring was initiated to achieve a further reduction in costs. This will result in the discontinuation of approximately 500 jobs in Europe. Measures have also been taken in the United States to increase profitability. In part, these run parallel with the integration of Imagistics International Inc. The restructuring and integration costs relate to personnel costs and costs in connection with onerous contracts in respect of buildings.

Recognition of these two effects in the Statement of Operations (in thousands):	pension provision	restructuring costs	total
	Euro	Euro	Euro
Cost of sales	-8,029	8,029	—
Selling expenses	-14,185	10,185	-4,000
Research and development expenses	-21,366	6,866	-14,500
General and administrative expenses	-24,780	8,045	-16,735

Total	-68,360	33,125	-35,235

Of the total restructuring and integration costs of Euro 33.1 million, an amount of Euro 22 million has been included under the restructuring provision and Euro 11.1 million under other provisions.

13.	Shareholders’ equity

The changes in shareholders’ equity are summarized below (in thousands):

	Financing Preference shares	Ordinary shares		Paid in capital	Legal reserve *	Other reserves	Net income	Accumul. translation adjustments	Total Share- holders equity
	Euro	Euro		Euro	Euro	Euro	Euro	Euro	Euro
Balance November 30, 2002	10,000	43,633	(a)	511,400	1,295	139,800	112,531	-47,879	770,780

Net income							61,462		61,462
Transfer					-703	113,234	-112,531		—
Dividends (b)						-51,963			-51,963
Conversions of convertible loans				8					8
Purchase of shares						-892			-892
Results on shares purchased via exercise of options						-32			-32
Foreign currency translations								-66,598	-66,598

Balance November 30, 2003	10,000	43,633	(a)	511,408	592	200,147	61,462	-114,477	712,765

Net income							78,076		78,076
Transfer					1,849	59,613	-61,462		—
Dividends (b)						-51,971			-51,971
Conversions of convertible loans		3		37					40
Purchase of shares						1,266			1,266
Result on shares purchased via exercise of options						-192			-192
Foreign currency translations								-25,914	-25,914

Balance November 30, 2004	10,000	43,636	(a)	511,445	2,441	208,863	78,076	-140,391	714,070

Net income							78,838		78,838
Transfer					-186	78,262	-78,076		—
Dividends (b)						-50,412			-50,412
Conversions of convertible loans		3		40					43
Purchase of shares						2,902			2,902
Result on shares purchased via exercise of options						-1,240			-1,240
Foreign currency translations								36,631	36,631

Balance November 30, 2005	10,000	43,639	(a)	511,485	2,255	238,375	78,838	-103,760	780,832

*	The legal reserve is established according to Dutch Company Law and is generally unavailable for distribution.
(a)	These amounts include Euro 1,500, representing the nominal value of 30 priority shares of Euro 50.
(b)	Dividends per ordinary shares have been Euro 0.58 (rounded), Euro 0.58 and Euro 0.58 for respectively 2003, 2004 and 2005. The dividend of cumulative financing preference shares is included.

Information regarding the various classes of shares at November 30, 2005 is as follows:

Authorized capital	Authorized shares	Nominal value per share in Euro	Voting rights per share
Priority Shares	30	50	100
Ordinary Shares	145,000,000	0.50	1
Financing Preference Shares	30,000,000	0.50	1
Protective Preference Shares	175,000	500	1000

Ordinary Shares	2003 Ordinary Shares	2004 Ordinary Shares	2005 Ordinary Shares
Balance at beginning of period	87,262,525	87,263,488	87,268,562
Conversion of convertible loans	963	5,074	5,898

Balance at end of period	87,263,488	87,268,562	87,274,460

Convertible loans consist of convertible Euro debenture bonds issued to Company personnel (see Note 11).

Purchased number of ordinary shares	2003	2004	2005
Balance beginning of the year	3,768,942	3,856,942	3,750,442
Purchased	100,000	—	116,430
Exercise of options	-12,000	-106,500	-302,000

Balance end of the year	3,856,942	3,750,442	3,564,872

The purchased ordinary shares are relating to the Stock Option Plan.

Priority shares

All priority shares are issued and outstanding. They are held by Stichting Fort Ginkel, Venlo, the Netherlands, the directors of which are: J.L. Brentjens (Chairman), R.L. van Iperen and F.J. de Wit.

The Articles of Association grant certain rights to the holders of priority shares, including the following:

•	the determination of the number of members of the Supervisory and Executive Boards;

•	the preparation of a binding nomination list to the shareholders for the appointment of Supervisory and Executive Directors;

•	the alteration of the Articles of Association; and

•	approval for the issue of shares not yet issued.

In any one year not more than Euro 60 in dividends may be distributed on all the priority shares together.

Financing Preference Shares

All Financing Preference Shares are held by the Stichting Administratiekantoor Preferente Aandelen Océ in return for the issuance to a number of institutional investors of registered depositary receipts with limited cancellability. The directors of this Foundation are H. de Ruiter (Chairman), S. Bergsma, J.M. Boll and L. Traas. 20 million Financial Preference Shares are outstanding in the financial years 2003, 2004 and 2005.

Protective Preference Shares

Since 1979 the Company has been subject to an irrevocable obligation to issue to the Lodewijk Stichting, headquartered in Venlo, Protective Preference Shares upon the request of forementioned foundation. This obligation currently relates to a number of Protective

Preference Shares having a number of votes at most equal to the total number of votes of the Ordinary Shares and Financing Preference Shares of the Company outstanding at the time of such request. The Directors of the Lodewijk Stichting are:

N.J. Westdijk (Chairman), S.D. de Bree, M.W. den Boogert and F.J.G.M. Cremers.

No Protective Preference Shares are outstanding.

14.	Commitments and contingent liabilities

The Company is contingently liable for the following items:

	November 30,
	2004	2005
	(in millions)
	Euro	Euro
Government development credits and related surcharges (maximum position of repayment obligation) depending on the commercial success of related development projects for which these credits have been granted	49.2	48.0
Guarantee commitments	2.8	2.5

In the ordinary course of business, the Company has incurred commitments pursuant to terms of leases and other contracts such as those for capital expenditures and purchase commitments.

Repurchase commitments at November 30, 2005 of Euro 7.7 million (2004: Euro 7.9 million) exist on lease contracts with third parties. The estimated market value is higher than the repurchase commitment.

The Company is involved in a number of legal actions. Based on currently available information and legal expert opinions, we believe that the outcomes of these legal actions will either have no significant adverse effect on the financial position, operations or cash flows of the Company, or that any possible adverse effects are adequately reflected in the provisions.

15.	Capital leases

The Company has included the following assets financed by capitalized leases in property, plant and equipment.

	November 30,
	2004	2005
	(in thousands)
	Euro	Euro
Equipment and vehicles	7,410	16,971
Less accumulated depreciation	2,718	6,633

Total	4,692	10,338

At November 30, 2005 minimum lease payments are as follows (in thousands):

Years ending November 30,	Euro
2006	4,761
2007	3,768
2008	2,449
2009	746
2010	89
Thereafter	—

Present value of future minimum rental payments	11,813

The short term portion is shown under ‘Bank borrowings’. The interest rate amounts to 8.8% (2004: 6%).

16.	Operating leases

The Company has future minimum rental commitments under operating leases of approximately Euro 313 million and Euro 315 million at November 30, 2004 and 2005, respectively. Sublease rental income is insignificant. Future rental payments (in thousands) are as follows:

Years ending November 30,	Euro
2006	89,848
2007	62,312
2008	46,639
2009	30,825
2010	27,143
Thereafter	57,899

Total minimum rental payments	314,666

Total rental expense was Euro 102 million, Euro 103 million and Euro 118 million for the years ended November 30, 2003, 2004 and 2005, respectively.

17.	Other current- and accrued liabilities

The other current and accrued liabilities consists of the following (in thousands):

	2004	2005
	Euro	Euro
Current liabilities:
Value added taxes, social security and other taxes payable	57,999	60,175
Pension liabilities	1,699	2,505
Dividend (preference shares)	3,551	2,108
Income taxes	10,622	3,967
Other	12,784	22,795
Accrued liabilities:
Salaries and payroll taxes	144,949	156,477
Other	74,410	93,643

Total	306,014	341,670

18.	Expenses

Material costs

Material costs amount to Euro 753.5 million (2004: Euro 674.7 million) and have been included in full under the heading ‘Cost of sales’ in the Statement of Operations.

Depreciation costs

Depreciation costs consist of the following (in thousands):

	2004	2005
	Euro	Euro
Intangible fixed assets	19,045	19,445
Property, plant and equipment	85,489	88,378
Rental equipment	43,092	37,783

Total	147,626	145,606

Payroll expenses

Payroll expenses consist of the following (in thousands):

	2004	2005
	Euro	Euro
Wages and salaries	966,595	964,915
Social security	193,638	221,690
Pension costs for:
- defined contribution plans	13,969	11,430
- defined benefit plans	53,377	-13,997

Total	1,227,579	1,184,038

Employees by category	2004	2005
	number	number

Business Services	6,693	6,806
Sales	4,192	5,356
Service	4,013	5,078
Accounting and other	2,037	2,666
Manufacturing and Logistics	2,512	2,453
Research and Development	1,868	1,805

Numbers of employees at November 30	21,315	24,164

Of whom, employed in the Netherlands	3,922	3,947

Weighted average number of employees	21,760	21,657

Research and development expenses

Research and development expenses consist of the following (in thousands):

	2004	2005
	Euro	Euro
Total expenditure on research and development	206,555	192,705
Development credit repayable and net subsidies received	1,550	2,909

Total	208,105	195,614

19.	Income taxes

The additional information concerning the income tax expense consists of the following:

	Years ended November 30,
	2003	2004	2005
	(in millions)
	Euro	Euro	Euro
Netherlands	-14.9	3.2	9.3
Foreign	34.0	61.0	-7.0

Current	19.1	64.2	2.3

Netherlands	10.9	-10.4	7.9
Foreign	0.5	-41.6	1.6

Deferred	11.4	-52.0	9.5

Total	30.5	12.2	11.8

The income tax charges as shown in the accompanying Consolidated Statements of Operations differ from the amounts computed by applying the Dutch federal statutory income tax rates to income before income taxes and minority interests.

A reconciliation of the Dutch statutory income tax rate to the effective income tax rate is set forth below:

	Years ended November 30,
	2003	2004	2005
	%	%	%
Dutch statutory tax rate	34.5	34.5	31.5
Non-deductible expenses	6.6	2.2	2.8
Tax credits	-3.3	-2.2	-7.2
Foreign taxes deviating from the Dutch tax rate	-4.8	-12.5	-9.6
Movement in unrecognized deferred income tax assets	-1.7	-6.7	-0.4
Other	1.1	-2.1	-4.4

Effective income tax rate	32.4	13.2	12.7

The “Tax credits” item includes a income tax reduction of Euro 4.9 million in respect of research and development activities in the United States.

In 2004 the ‘Movement in unrecognized deferred income tax assets’ includes a release of Euro 7.0 million. This release resulted from the definitive settlement of the tax risks to which these provisions related.

Deferred taxes exist for the following time differences:

	Years ended November 30,
	2003	2004	2005
	(in thousands)
	Euro	Euro	Euro
Valuation tangible fixed assets	25,244	25,682	2,389
Inventory obsolescence	-2,088	-4,542	10,131
Sundry provisions / accrued expenses	25,633	-9,789	9,579
Tax benefit of tax loss carry-forward	114	-1,141	-9,723
Leasing	-40,605	-67,767	-3,894
Other	3,150	5,490	1,006

	11,448	-52,067	9,488

The composition of deferred income taxes, as shown in the Consolidated Balance Sheet, is as follows:

	2004		2005
	(in millions)
	assets Euro	liabilities Euro	assets Euro	liabilities Euro
Intangible fixed assets	19.9	—	23.3	34.0
Leasing	—	37.9	—	6.7
Other fixed assets	45.5	0.7	29.1	—
Current assets	44.2	—	30.6	0.1
Other long term liabilities	71.1	—	42.3	—
Current liabilities	0.1	20.3	0.3	19.0

Total deferred tax assets/liabilities	180.8	58.9	125.6	59.8

Net deferred tax position	128.8	6.9	110.8	45.0
Tax loss carry forwards	14.4	—	24.0	—
Valuation allowance	-36.6	—	-36.2	—

Provision for deferred income tax assets and liabilities	106.6	6.9	98.6	45.0

Deferred tax assets form part of the balance sheet caption “Other long term assets”.

The valuation allowance is related to tax loss carry forwards and certain deferred tax assets for which realization is less than probable. At November 30, 2005 no provision is made for withholding taxes on dividends of approximately Euro 0.6 million relating to undistributed earnings of certain subsidiaries which management intends to reinvest indefinitely.

Operating loss carry forwards existing at November 30, 2005 expire as follows (in millions):

Year	2009	2010	thereafter	unlimited	Total
Amount	1.1	0.3	5.5	17.1	24.0

20.	Financial expense (net)

Financial expense consists of:

	Years ended November 30,
	2003	2004	2005
	(in thousands)
	Euro	Euro	Euro
Interest and similar income items	-5,753	-6,440	-7,076
Interest charges and similar expenses	34,589	22,103	22,311
Other financial expenses	1,716	2,426	2,578

Financial expense (net)	30,552	18,089	17,813

Amounts of interest capitalized in each year were immaterial.

21.	Foreign exchange results

Results on foreign exchange hedging are included in cost of goods sold for an amount of Euro 22.4 million (profit), Euro 6.3 million (profit) and Euro 1.3 million (loss) in 2003, 2004 and 2005, respectively.

22.	Minimum future rental copying income

Copiers are rented generally for periods of one to three years. The rental contracts vary as to terms, but in general contain a provision for fixed monthly rental receipts with additional contingent receipts, based on actual number of copies made.

At November 30, 2005, minimum future receipts totaled approximately Euro 347 million to be received as follows (in millions):

Years ending November 30,	Euro
2006	173
2007	101
2008	44
2009	20
2010	7
Thereafter	2

Total	347

23.	Segment information

Below segment information is shown per Strategic Business Unit:

	Wide Format Printing Systems	Digital Documents Systems	Total
	(in millions)
	Euro	Euro	Euro
2003
Total revenues	862	1,907	2,769
Operating income	55	70	125
Net income	30	31	61

Assets	674	1,747	2,421
Liabilities	391	1,279	1,670
Shareholders’ equity and minority interests	283	468	751

Net expenditure in tangible and intangible fixed assets	24	82	106
Depreciation	32	125	157
Amortization	6	11	17
Impairment	11	14	25

2004
Total revenues	818	1,834	2,652
Operating income	55	55	110
Net income	43	35	78

Assets	617	1,616	2,233
Liabilities	328	1,153	1,481
Shareholders’ equity and minority interests	289	463	752

Net expenditure in tangible and intangible fixed assets	24	99	123
Depreciation	31	98	129
Amortization	11	8	19
Impairment	8	—	8

2005
Total revenues	834	1,843	2,677
Operating income	71	39	110
Operating income, excluding release pension provision and restructuring costs 2005	57	18	75
Net income	59	20	79

Assets	638	2,181	2,819
Liabilities	295	1,706	2,001
Shareholders’ equity and minority interests	343	475	818

Net expenditure in tangible and intangible fixed assets	26	123	149
Depreciation	30	97	127
Amortization	7	12	19
Impairment	1	—	1

The spread of revenues, assets and investments per geographical area are shown below (in millions):

	revenues per geographical area		geographical spread of assets		geographical investments*
Countries	2004	2005	2004	2005	2004	2005
	Euro	Euro	Euro	Euro	Euro	Euro
United States	925	931	414	1,180	19	28
Germany	333	323	347	325	18	19
Netherlands	291	289	855	647	53	56
France	191	195	115	117	6	10
United Kingdom	180	182	100	109	4	7
Rest of Europe	534	541	305	314	18	22
Countries outside Europe and the United States	198	216	97	127	5	7

Total	2,652	2,677	2,233	2,819	123	149

*	Net investments in intangible and tangible assets.

24.	Financial derivative instruments

Interest Rate Swaps

Interest rate swaps, future rate agreements and caps are allowable hedge contracts when the transactions reduce interest rate risk.

The Company enters into interest rate swap contracts to manage interest rate risks. At November 30, 2005 the following contracts which effectively converted its fixed Euro rate debt (see Note 11) into variable rate debt were in effect:

Fixed rate receipts	Variable rate payment	Remaining weighted average maturity in years	Notional amount (in millions)
6.39%	2.63%	1.81	Euro	272

Contracts which convert floating rate debt into fixed rate debt were in effect:

Weighted average fixed rate payments	Remaining average maturity in years	Notional amount (in millions)
%
3.75	0.56	Pound Sterling	11
4.70	2.92	U.S. dollars	180
2.78	1.86	Euro	140

The aggregated estimated fair value of above swap contracts was approximately Euro 12.8 million based on the interest rates at November 30, 2005 (2004: Euro 21.0).

Foreign Exchange Contracts

The Company enters into foreign currency exchange contracts aimed at protecting the operating income and (intercompany) loans held in foreign currencies from currency fluctuation. During 2005 the Company has entered into forward exchange contracts mainly in currencies which fluctuate vis-à-vis the Euro including the U.S. dollar and Pound Sterling.

Per November 30, 2005, the countervalue in Euro of such contracts in foreign currencies amounted to Euro 237.2 million in respect of the hedge of forecasted cash flows and Euro 197.0 million in respect of the hedge of the (intercompany) loans. The aggregated market value of the above foreign currency positions would give a value of Euro -9.9 million and Euro 0.2 million at November 30, 2005.

Credit Risk

The interest rate swap agreements and the foreign exchange contracts have been entered into with major financial institutions which are expected to fully perform under the terms of the agreements.

The only balance sheet item of which the fair value deviates from the carrying value is the ‘Long term debt’. The fair value of the long term debt is approximately Euro 10.4 million higher than the carrying value based on similar terms and remaining maturities (2004: Euro 26.5 million).

25.	Pension disclosures

With the effect from 2003 the pensions accounting standard ‘IAS 19’ has been applied.

	2004	2005
	%	%
The principal actuarial assumptions are:
Discount rate percentage	4.87	4.47
Expected return on pension assets	6.62	6.67
Expected increase in salaries	2.70	2.69
Expected increase in benefits	2.05	2.05

	2004	2005
	(in thousands)
	Euro	Euro
The amounts charged to the Statement of Operations are as follows:
Service costs	42,663	47,595
Interest costs	65,285	67,596
Expected return on pension assets	-54,322	-62,163
Other	-249	-67,025	*

Pension costs	53,377	-13,997

Recognition for pension costs in the Statement of Operations:
Cost of sales	22,612	15,204
Selling expenses	16,357	2,659
Research and development expenses	5,582	-15,059
General and administrative expenses	8,826	-16,801

Total	53,377	-13,997

The amounts included in the balance sheet are shown below:
Present values of funded pension obligations	-1,169,973	-1,284,391
Fair value of plan assets	896,934	1,077,013

	-273,039	-207,378
Present value of unfunded pension obligations	-216,981	-256,686

Status of the funds	-490,020	-464,064
Actuarial losses not yet included	83,515	118,259
Back service not yet included	161	36

Pension provisions included in the balance sheet	-406,344	-345,769

These pension provisions are stated in the Consolidated Balance Sheet as follows:
Pension provisions	-407,246	-346,951
Other long term assets	902	1,182

Total	-406,344	-345,769

Pension obligations at December 1, 2003/2004	-1,204,068	-1,386,954
Service costs	-42,663	-47,595
Interest costs	-65,285	-67,596
Employee contributions	-12,478	-13,868
Amendments	684	69,615	**
Actuarial losses	-109,712	-111,102
Benefits paid	33,193	37,007
Exchange rate differences	13,375	-20,584

Pension obligations at November 30	-1,386,954	-1,541,077

*	This mainly relates to the release of the pension provision of Euro 68.4 million.
**	This mainly relates to the change in the pension scheme in the Netherlands which results in the release of the pension provision of Euro 68.4 million, net of the related and not yet recognized actuarial losses Euro 1.2 million.

	2004	2005
	(in thousands)
	Euro	Euro
Changes in plan assets:
Fair value of plan assets at December 1, 2003/2004	788,404	896,934
Actual return on investments	62,456	139,101
Employer contributions	76,221	48,711
Employee contributions	12,478	13,868
Benefits paid	-33,193	-37,007
Exchange rate differences	-9,432	15,406

Fair value of plan assets at November 30	896,934	1,077,013

26.	Earnings per share calculations

	Years ended November 30,
	2003	2004	2005
	(in thousands, except per share amounts)
	Euro	Euro	Euro
Net income attributable to holders of ordinary shares	57,911	74,525	76,730
Weighted average number of ordinary shares outstanding	83,409	83,488	83,698
Net income per ordinary share in Euro	0.69	0.89	0.92

Net income attributable to holders of ordinary shares	57,911	74,525	76,730
Interest costs of convertible loans (net of tax)	300	322	308

Net income based on full conversion	58,211	74,847	77,038

Weighted average number of ordinary shares outstanding	83,409	83,488	83,698
Adjustment for assumed conversion	729	728	750
Adjustment for options	30	543	221

Weighted average number of ordinary shares on the basis of full conversion	84,168	84,759	84,669

Net income per ordinary share on the basis of full conversion in Euro	0.69	0.88	0.91

27.	Generally accepted accounting principles in the United States of America

The Company’s Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the Netherlands (Dutch GAAP), which vary in certain significant respects from accounting principles generally accepted in the United States of America (US GAAP). The principal differences between Dutch and US GAAP are presented below together with explanations of certain adjustments that affect consolidated net income and total consolidated shareholders’ equity as of and for the years ended November 30.

	Years ended November 30,
	2003	2004	2005	2005
	(in thousands, except shares and per share amounts)
	Euro	Euro	Euro	$*
Net income under Dutch GAAP as shown in the accompanying Consolidated Statements of Operations	61,462	78,076	78,838	92,950

US GAAP adjustments:
Goodwill amortization (a)	-931	-2,311	1,820	2,146
Costs of Imagistics acquisition not included in goodwill (a)	—	—	-2,850	-3,360
Release of (addition to) provisions (b)	-5,250	-12,423	2,979	3,512
Pension cost (c)	-14,992	-14,242	-15,954	-18,810
Change pension scheme in the Netherlands (c)	—	—	-68,360	-80,596
Derivative financial instruments (d)	8,260	4,261	-2,651	-3,126
Option plan (e)	154	-1,256	-1,027	-1,211
Product development costs (f)	—	-1,492	341	402
Sale of lease portfolio (g)	—	-13,880	1,775	2,093
Realized translation adjustments (h)	-1,789	—	—	—
Income tax effects on above adjustments (i)	3,804	22,569	13,273	15,649

Net income under US GAAP	50,718	59,302	8,184	9,649

Earnings per ordinary share:
Basic (j)	0.57	0.67	0.07	0.08
Diluted (j)	0.56	0.66	0.08	0.09

Weighted average number of ordinary shares outstanding:
Basic	83,408,783	83,487,576	83,698,244	83,698,244
Diluted	84,167,802	84,758,630	84,668,853	84,668,853

	Statement of Comprehensive Income
	2003	2004	2005	2005
	(in thousands)
	Euro	Euro	Euro	$*
Net income	50,718	59,302	8,184	9,649
Foreign currency translation adjustment	-74,671	-26,644	36,745	43,322
Additional minimum liability (c)	47,573	-34,919	23,237	27,396
Derivative financial instruments (d)	150	-481	-11,281	-13,300

Comprehensive income	23,770	-2,742	56,885	67,067

*	See Note 0 Summary of significant accounting principles

The reconciliation of the shareholders’ equity as shown in the accompanying Consolidated Balance Sheets to amounts determined in accordance with US GAAP is as follows:

	Years ended November 30,
	2004	2005	2005
	(in thousands)
	Euro	Euro	$*
Shareholders’ equity under Dutch GAAP as shown in the accompanying Consolidated Balance Sheets	714,070	780,832	920,601
US GAAP adjustments:
Goodwill (a)	195,316	194,286	229,063
Provisions (b)	22,173	25,152	29,654
Pension provision (c)	274,678	192,266	226,682
Additional minimum pension liability (c)	-163,816	-134,691	-158,801
Derivative financial instruments (d)	28,893	10,011	11,803
Product development costs (f)	-1,492	-1,151	-1,357
Sale of lease portfolio (g)	-13,880	-12,105	-14,272
Income tax effects on above adjustments (i)	-28,527	-16,192	-19,090

Shareholders’ equity under US GAAP	1,027,415	1,038,408	1,224,283

If the above adjustments were reflected in the Consolidated Balance Sheets, the amounts of the following accounts would be:

		Years ended November 30,
		2004	2005	2005
		(in thousands)
		Euro	Euro	$*
Intangible fixed assets	Gross	414,904	916,587	1,080,656
	Amortization	-181,345	-171,187	-201,829
Financial fixed assets	Deferred income taxes	106,559	105,302	124,151
	Other	20,095	28,265	33,324
Current assets	Prepaid expenses	17,025	29,250	34,486
Shareholders’ equity	Other reserves	539,799	565,309	666,499
	Accum. translation adjustments	-139,209	-102,464	-120,805
	Net income	59,302	8,184	9,649
Long term liabilities	Deferred income taxes	35,445	67,891	80,043
	Long term provisions	212,208	250,507	295,348
Long term debt		438,409	221,985	261,720
Current liabilities	Current portion of long term debt	27,790	653,769	770,794
	Other incl. additional minimum liability	164,115	184,308	217,299

*	See Note 0 Summary of significant accounting principles

a) Goodwill

General

Under Dutch GAAP, the excess of the purchase price over the fair value of the net assets of an acquired company is capitalized as goodwill effective December 1, 2000 and amortized on a straight-line basis over a period of 5 to 20 years. Previously, goodwill was charged directly to shareholders’ equity.

Under US GAAP, the excess of the purchase price over the fair value of the net assets acquired should be reflected as goodwill. Additionally, upon the adoption of SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”) effective December 1, 2002, amortization of the goodwill balance ceased and the goodwill balance is tested annually or when indicators exist for impairment. Therefore, the goodwill amortization recorded under Dutch GAAP is reversed for US GAAP purposes.

In accordance with SFAS No. 142, the Company performed an impairment analysis on this goodwill balance and noted no impairment in 2005.

The reversal of the 2004 and 2003 goodwill amortization was offset by additional US GAAP impairment charges.

Acquisition costs Imagistics not included in goodwill

On October 31, 2005, Océ acquired 100% of the shares of Imagistics. The Company accounted for this transaction in accordance with SFAS No. 141, “Business Combinations”. The Company identified certain acquisition costs related to the change in control which under US GAAP do not qualify as a liability in the opening balance of Imagistics, and hence as goodwill. Therefore under US GAAP these costs have been charged to the Statement of Operations in November 2005.

b) Provisions

Under US GAAP the recognition of a provision often is subject to more strict criteria than under Dutch GAAP. For this reason certain elements of a provision are reversed under US GAAP. For Océ the main differences between Dutch GAAP and US GAAP relate to the following provisions:

Restructuring provision

Under US GAAP, SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, the measurement of a liability for one-time termination benefits depends on whether employees are required to render service until they are terminated in order to receive the termination benefits. If this period extends beyond the minimum retention period, the liability shall be determined at its fair value at termination date and is recognized ratably over the future service period.

Under Dutch GAAP the liability is measured at its fair value and is fully recognized at the communication date.

Other provisions

The main adjustment relates to a provision for onerous rent contracts. Under Dutch GAAP, a provision for onerous contracts is determined as the unavoidable cost associated with contractual commitments, reduced by the net positive cash flows, if any, when management has committed to a firm plan. Under US GAAP, SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, a liability for cost that will continue to be incurred without economic benefit to the Company shall be recognized when the Company ceases use of rights conveyed by the contract.

Under Dutch GAAP a provision is recognized when amongst others it is more likely than not that an outflow of resources embodying economic benefits will be required to settle the obligation. Under US GAAP, SFAS 5, “Accounting for Contingencies”, a provision for a loss contingency is required if it is probable (defined as likely) that there is a present obligation resulting from a past event and an outflow of economic resources is reasonably estimable. The difference in recognition with respect to the probability of the outcome has led to a difference in the recognition of tax contingencies.

c) Pensions

Under US GAAP, pension costs are calculated in accordance with SFAS 87, “Employers’ Accounting for Pensions”. With effect from fiscal year 2003, IAS 19 has been applied in the Dutch GAAP Financial Statements. Upon transition to IAS 19, unrecognized gains and losses were recognized directly in equity.

Under IAS 19, pension assets, defined benefit pension obligations and expenses are determined in manner similar to US GAAP. However, under IAS 19, prior service cost, transition obligations and expenses resulting from plan amendments are generally recognized immediately. Under US GAAP, these expenses are generally recognized over a longer period. Under US GAAP and unlike IAS 19, when the accumulated benefit obligation (ABO) exceeds the fair value of plan assets, a liability at least equal to the unfunded ABO must be recognized in the balance sheet. To the extent that the unfunded ABO exceeds the liability already recognized, an additional minimum liability (AML) must be recognized as a reduction of shareholders’ equity, net of tax. If the unfunded ABO is less than the liability already recognized, no further liability is recognized.

Additionally, in 2005 agreement was reached in the Netherlands on a significant change in the pension scheme, which means that with effect from January 1, 2006 pension entitlements will be based on career average instead of final pay.

Under IAS 19 this amendment is treated as a curtailment and has been released to the Statement of Operations. Under US GAAP such a treatment is not allowed, and the amendment will be amortized over the average remaining period of service, which will have a positive effect on the US GAAP results in future years.

The following represent the pension costs that would be recorded under SFAS 87.

Pension cost under US GAAP:	2003	2004	2005
	(in thousands)
	Euro	Euro	Euro
Service cost	45,058	42,855	47,738
Interest cost	66,227	65,441	67,779
Expected return on plan assets	-53,090	-54,721	-62,163
Amortization of transition costs	-2,948	-142	-32
Amortization of prior service costs	-152	100	140
Amortization of losses	17,623	14,184	16,864
Other costs	323	—	-9
Curtailment	-572	-24	—

Net periodic pension cost	72,469	67,693	70,317

The assumptions used for the FAS 87 calculations are identical to those provided in Note 25.

d) Derivative financial instruments

Under Dutch GAAP, receivables and liabilities denominated in a foreign currency, including derivative contracts, are carried at cost and converted into Euros at the exchange rates at the end of the period. Unrealized interest gains and losses on interest rate swaps used in hedging relationships are deferred until settlement or termination.

US GAAP, SFAS 133, “Accounting for Derivative Instruments, as amended”, establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS 133 requires that every derivative instrument is carried at fair value with changes in fair value recorded in the Statement of Operations unless specific hedge criteria are met. When these criteria are met, the changes are recorded in equity (Other Comprehensive Income). Movements in fair values of derivative instruments that do not qualify for hedge accounting and movements in fair values of derivative instruments and loans designated as fair value hedges are recognized through the Statement of Operations.

e) Option plan

Under Dutch GAAP, compensation charges for the issuance of stock options are recorded to the extent that the market value of the common stock exceeds the exercise price on the date of grant. Under US GAAP, certain of Oce’s option plans do not meet the provisions for fixed plan accounting in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, because they include a cash settlement feature. Therefore, variable accounting is applied using the intrinsic value method. Océ remeasures compensation cost for the ‘variable’ options until the options are exercised, cancelled or forfeited.

f) Product development costs

Under Dutch GAAP, product development costs can be capitalized and amortized over their useful lives under certain conditions. Under US GAAP, SFAS 2, “Accounting for Research and Development Costs”, product development costs are expensed as incurred. As such, the US GAAP adjustment pertains to the reversal of product development costs capitalized under Dutch GAAP in each year, offset by the reversal of amortization expense that was recognized under Dutch GAAP. For the years ended November 30, 2003 and before, the Company did not capitalize any product development costs.

g) Sale lease portfolio

The assets related to existing financial lease contracts transferred to a buyer can be split into finance lease receivables and the equipment residual value. Under US GAAP (FAS 13, “Accounting for Leases” and related additional guidance by the SEC), the unguaranteed equipment residual value related to these financial lease contracts do not qualify for sales type leases and off balance sheet treatment. As such, for US GAAP purposes, the gain recognition on the sale of the equipment residual values as recorded under Dutch GAAP must be deferred until the end of the lease contract.

In fiscal year 2005, part of the deferred gain on the sale of the equipment residual values is recognized.

h) Realized translation adjustments

During 2003, the Company disposed of Océ South Africa. Under US GAAP, upon disposal of investments, the accumulated translation adjustment related to that investment is recognized in the Statement of Operations. Under Dutch GAAP this is not required.

i) Income tax effects

These adjustments represent the income tax adjustments on the US GAAP adjustments noted above.

j) Earnings per share

	2003	2004	2005
	(in thousands)
	Euro	Euro	Euro
Net income attributable to holders of ordinary shares	47,167	55,751	6,076
Weighted average number of ordinary shares outstanding (x 1,000)	83,409	83,488	83,698	shares
Net income per ordinary share	0.57	0.67	0.07	euro

Net income attributable to holders of ordinary shares	47,167	55,751	6,076
Interest costs of convertible loans (net)	300	322	308

Net income based on full conversion	47,467	56,073	6,384

Weighted average number of ordinary shares outstanding (x 1,000)	83,409	83,488	83,698	shares
Adjustment for assumed conversion (x 1,000)	729	728	750
Adjustment for options (x 1,000)	30	543	221

Weighted average number of ordinary shares outstanding on the basis of full conversion (x 1,000)	84,168	84,759	84,669

Net income per ordinary share on the basis of full conversion	0.56	0.66	0.08	euro

Additionally, the Company has identified the following difference as it pertains to Statement of Operations classification when comparing Dutch GAAP and US GAAP presentation.

Interest from capital leases

As explained in Note 0 to Consolidated Financial Statements interest from capital leases has been recognized as a component of total revenues. Under US GAAP the related financial interest expense should be reported as a component of operating income.

28.	Subsequent events

On December 1, 2005 Océ in Japan acquired the population of high volume, wide format machines from Shacoh. The consideration paid for this acquisition was Euro 0.8 million.

On January 16, 2006 Océ announced a restructuring in the United States. Following on from the acquisition of Imagistics International Inc., approximately 250 jobs will be discontinued in the U.S. The related restructuring costs will amount to approximately Euro 1.7 million.

SCHEDULE II

OCÉ N.V. AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS AS OF

NOVEMBER 30, 2003, 2004 AND 2005

	Balance at beginning of period	Additions charged to income	Release to income	Acquisition	Deductions	Balance at end of period
	(In thousands)
	Euro	Euro	Euro	Euro	Euro	Euro
2003
Allowance for doubtful accounts:
- Accounts receivable	65,768	21,970	—	-44	34,031	53,663
- Finance lease debtors	31,884	742	—	—	3,328	29,298
Allowance for stock obsolescence	157,363	29,428	—	-430	20,532	165,829
Valuation allowance for deferred tax assets	52,448	—	9,629	—	—	42,819

2004
Allowance for doubtful accounts:
- Accounts receivable	53,663	15,524	—	—	15,205	53,982
- Finance lease debtors	29,298	—	1,152	—	9,135	19,011
Allowance for stock obsolescence	165,829	28,121	—	—	15,137	178,813
Valuation allowance for deferred tax assets	42,819	—	6,215	—	—	36,604

2005
Allowance for doubtful accounts:
- Accounts receivable	53,982	12,251	7,500	16,216	17,428	57,521
- Finance lease debtors	19,011	749	—	—	3,894	15,866
Allowance for stock obsolescence	178,813	15,807	—	37,534	40,040	192,114
Valuation allowance for deferred tax assets	36,604	—	408	—	—	36,196

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

OCÉ N.V.

By:	/s/ R.L. van Iperen
R.L. van Iperen
Chairman of the Board of Executive Directors

Dated: March 7, 2006