Form 20-F
period 2006-11-30
OCE N V
filed 2007-03-16
CIK 753058

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2006

Commission file number 0-13742

OCÉ N.V.

(Exact name of registrant as specified in its charter)

The Netherlands

(Jurisdiction of incorporation or organization)

St. Urbanusweg 43, 5914 CA Venlo, the Netherlands

(Address of Principal Executive Offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, nominal or par value Euro 0.50 per share	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Securities registered pursuant to Section 15(d) of the Act: None

As of November 30, 2006, 87,285,440 Ordinary Shares (nominal value Euro 0.50 per share) were outstanding.

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large Accelerated filer  ☒    Accelerated filer  ☐    Non-accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☒    Item 18  ☐

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐.

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒.

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Daniel I. Booker	Fokko W.T. Kool
Reed Smith LLP	Secretariat of the Company, Legal Affairs
435 Sixth Avenue	Océ N.V.
Pittsburgh, PA 15219	P.O. Box 101, 5900 MA Venlo, the Netherlands

i

PART I

Item 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3	KEY INFORMATION

Except where otherwise indicated, as used herein, the following terms will have the following meanings:

•	“Océ”, “we”, “us”, “our”, the “Océ Group” and similar terms refer to Océ N.V. and its consolidated subsidiaries;

•	references to a particular year (e.g., 2006) are to the fiscal year ending November 30 of that year (e.g., November 30, 2006);

•	references to “Ordinary Shares” are to Océ’s ordinary shares, nominal value 0.50 Euro per share; and

•

references to “ADSs” are to the Océ’s American Depositary Shares, which are Ordinary Shares that have been deposited with Morgan Guaranty Trust of New York (“Morgan Guaranty”), as Depositary, and which are evidenced by American Depositary Receipts or “ADRs”.

A. Selected financial data

Exchange rate information

Amounts set forth in this report are expressed either in Euros (“Euros”) or in United States dollars (“dollars” or “$”). Unless otherwise indicated, the amounts stated in dollars included in this report for 2006 were converted into dollars from Euros at an exchange rate of $1.3261 to 1 Euro, which was the Noon Buying Rate on November 30, 2006. The “Noon Buying Rate” for a given date is the noon buying rate for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on the applicable date.

The following table sets forth the high, low and average exchange rates for one Euro expressed in dollars based on the Noon Buying Rate on the dates and for the periods indicated. The average rates for each period are calculated by using the average of the exchange rates on the last day of each month during the period.

Years ended November 30,	Low	High	Average	Period-End
2002	0.86	1.02	0.94	0.99
2003	0.99	1.20	1.12	1.20
2004	1.18	1.33	1.24	1.33
2005	1.16	1.37	1.26	1.18
2006	1.17	1.33	1.25	1.33

Months ended:		Low	High	Average	Period-End
2006	September	1.26	1.29	1.27	1.27
	October	1.25	1.28	1.26	1.28
	November	1.27	1.33	1.29	1.33
	December	1.30	1.34	1.32	1.32
2007	January	1.29	1.33	1.30	1.30
	February	1.29	1.33	1.31	1.32

Primary Currencies

As an international company, several foreign currencies are important to our business. The following is a list for each applicable currency of the average exchange rates (expressed in Euros for each currency) during the applicable year and the exchange rates (expressed in Euros for each currency) as of November 30, 2002 through November 30, 2006. The average rates are calculated on the average of the daily rates per month weighted with the monthly revenues.

	Average Rate During the Fiscal Year					Rate as of November 30,
Applicable Currency	2002	2003	2004	2005	2006	2002	2003	2004	2005	2006
Pound sterling	0.63	0.68	0.68	0.68	0.68	0.64	0.70	0.70	0.68	0.67
United States dollar	0.93	1.11	1.23	1.25	1.24	0.99	1.20	1.32	1.18	1.32
Australian dollar	1.72	1.75	1.68	1.64	1.66	1.77	1.65	1.72	1.59	1.68
Japanese yen	117.12	130.14	133.73	136.65	144.63	121.76	131.25	136.64	140.85	153.31
Swiss franc	1.47	1.51	1.55	1.55	1.57	1.48	1.55	1.52	1.55	1.59

See Item 3.D, “Risk Factors”, Item 5, “Operating and Financial Review and Prospects – Executive Summary – Impact of Foreign Currency Exchange Rates”, and Item 11, “Quantitative and Qualitative Disclosures about Market Risk”, for a further discussion of the impact of foreign currency fluctuations and hedging on foreign exchange rates.

Selected Financial Information

The following table sets forth certain selected consolidated financial information of Océ and has been derived from Océ’s audited consolidated financial statements. This financial information should be read in conjunction with Item 5, “Operating and Financial Review and Prospects,” and our consolidated financial statements and the notes thereto included in this report. As required, we have adopted the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union as the primary accounting basis for our consolidated financial statements as of December 1, 2005 (for the fiscal year 2006). For Océ N.V., there are no differences between IFRS as adopted by the European Union and as issued by the IASB. Up to and including fiscal year 2005 (ending November 30, 2005), we prepared our consolidated financial statements in accordance with generally accepted accounting principles in the Netherlands (“Dutch GAAP”). We have converted our comparative consolidated financial statements for fiscal year 2005 to IFRS standards. Dutch GAAP varies in certain significant respects from IFRS, and financial statements prepared in accordance with Dutch GAAP may not be comparable with financial statements prepared in accordance with IFRS, and Note 1 and 2 to our consolidated financial statements include a detailed discussion of the impact of our transition to IFRS and the differences between IFRS and Dutch GAAP. Our consolidated financial statements have been reconciled to generally accepted accounting principles in the United States of America (“U.S. GAAP”). U.S. GAAP varies in certain significant respects from Dutch GAAP and IFRS. For a discussion of the principal differences among IFRS and U.S. GAAP, see Item 5, “Operating and Financial Review and Prospects” and Note 37 to our consolidated financial statements.

The information presented in this report includes financial information for fiscal years 2005 and 2006 prepared in accordance with IFRS and, where required, financial information reconciled to U.S. GAAP for fiscal years 2002 through 2006. We have not included any information prepared in accordance with Dutch GAAP, and as permitted by U.S. Securities and Exchange Commission rules, we have not presented any information prepared in accordance with IFRS for fiscal year 2004.

Amounts in accordance with IFRS

	Years ended November 30(b),
(In millions, except per share amounts)	2005	2006	2006
	Euro	Euro	$
CONSOLIDATED INCOME STATEMENT DATA:

Amounts in accordance with IFRS
Total revenues	2,677	3,110	4,125
Operating income	113	102	136
Income before income taxes	94	57	75
Net income attributable to shareholders	80	55	73
Basic earnings per ordinary share(a)	0.93	0.63	0.84
Diluted earnings per ordinary share(a)	0.92	0.63	0.84
Dividends per ordinary share(a)(c)	0.58	0.58	0.77

CONSOLIDATED BALANCE SHEET DATA:
Total assets	2,847	2,606	3,455
Non-current borrowings	227	533	707
Capital stock	565	565	750
Equity attributable to shareholders	711	685	908
Weighted average number of ordinary shares outstanding* (x 1,000)(a)	83,698	83,899	83,899

*	In making the calculation of the weighted average number of ordinary shares outstanding, the treasury shares are deducted from the number of ordinary shares outstanding.

Amounts in accordance with U.S. GAAP

	Years ended November 30(b),
(In millions, except per share amounts)	2002	2003	2004	2005		2006	2006
	Euro	Euro	Euro	Euro		Euro	$
CONSOLIDATED INCOME STATEMENT DATA:
Net income attributable to shareholders	65	51	59	8		6	8
Basic earnings per ordinary share(a)	0.73	0.57	0.67	0.07		0.05	0.07
Diluted earnings per ordinary share(a)	0.73	0.56	0.66	0.08		0.05	0.07
Dividends per ordinary share(a)(c)	0.58	0.58	0.58	0.58		0.58	0.77

CONSOLIDATED BALANCE SHEET DATA:
Total assets	3,053	2,622	2,429	3,041	(d)	2,778	3,684
Non-current borrowings	757	381	438	222		522	692
Capital stock	565	565	565	565		565	750
Equity attributable to shareholders	1,110	1,079	1,027	1,038		961	1,274
Weighted average number of ordinary shares outstanding (x1,000)(a)	84,086	83,409	83,488	83,698		83,899	83,899

(a)	Based on the weighted average number of Ordinary Shares outstanding during each period including ADSs (with one ADS representing one Ordinary Share) and reduced by the number of shares purchased by us in connection with our share option plans.
(b)	We have included financial information with respect to acquisitions that we made in 2005 and 2006, and we have excluded financial information with respect to a disposition that we made in 2003. Inclusion and exclusion of such financial information is as of the date of the acquisition or disposition. The sale of our South African operations was effective as of January 1, 2003 and the acquisition of Imagistics International, Inc. was effective as of October 31, 2005. The acquisition of CaseData was effective as of November 9, 2006 and the acquisition of X Engineering Systems XES Oy was effective as of October 2, 2006.
(c)	Based on amount of cash dividend.
(d)	Compared to prior year, the U.S. GAAP figures for fiscal year 2005 have been adjusted as a result of the completion of the initial accounting for the acquisition of Imagistics International Inc. For more information, see Note 35 to the consolidated financial statements.

Dividends

The following table sets forth the interim, final and total cash dividends paid in Euros to the holders of our Ordinary Shares and translated into dollars based on the Noon Buying Rate at November 30 of the respective fiscal year. The actual exchange rate applied by Morgan Guaranty, as the Depositary for our ADSs, with respect to the dividends actually paid to the holders of the ADSs may vary from the Noon Buying Rate.

Years ended November 30,	Euro per Ordinary Share					Dollars per Ordinary Share
	Interim	Final		Total		Interim	Final		Total
2002	0.15	0.43		0.58		0.15	0.43		0.58
2003	0.15	0.43		0.58		0.18	0.52		0.70
2004	0.15	0.43		0.58		0.20	0.57		0.77
2005	0.15	0.43		0.58		0.18	0.50		0.68
2006	0.15	0.43	*	0.58	*	0.20	0.57	*	0.77	*

*	Payment of final portion subject to approval by Océ’s shareholders at our Annual General Meeting of Shareholders to be held on April 19, 2007.

B. Capitalization and indebtedness

Not applicable.

C. Reasons for the offer and use of proceeds

Not applicable.

D. Risk factors

Forward Looking Statements under the Private Securities Litigation Reform Act of 1995

This annual report contains certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements, which may be expressed in a variety of ways, including the use of future or present tense language, refer to future events. Océ has based these forward-looking statements on its current expectations and projections about future events.

Océ’s expectations and projections may change, and Océ’s actual results, performance or achievements could be significantly different from the results expressed in or implied by these forward-looking statements based on various important factors, risks and uncertainties (some of which are beyond Océ’s control), which are neither manageable nor foreseeable by us. When considering these forward-looking statements, readers should keep in mind these risks, uncertainties and other cautionary statements made in this annual report or Océ’s other annual or periodic reports filed with the United States Securities and Exchange Commission (the “SEC”). In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur. These factors, risks and uncertainties include, but are not limited to, the risks set forth below and changes in economic and business conditions, customer demand in competitive markets, the successful introduction of new products and services into our markets, developments in technology, the proper pricing of products and services, competitive pricing pressures within Océ’s markets, the financing of Océ’s business activities, our ability to operate our business efficiently and cost-effectively, changes in foreign currency exchange rates, fluctuations in interest rates, political uncertainties, changes in governmental regulations and laws, tax rates, successful acquisitions, including the timely integration of our acquisitions, joint ventures and disposals and the effects of further terrorist attacks and the war on terrorism.

Océ’s forward-looking statements speak only as of the date on which the statements are made, and Océ undertakes no obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

Set forth below are certain risk factors related to our business. The occurrence of any of the events described in these risk factors could have a material adverse effect on our future business, operating results or financial condition. You should carefully consider these risk factors and the other information in this report before making investment decisions involving our shares. Additional risks not currently known to us or that we now deem immaterial may also harm us and affect your investment.

Our operating results may be negatively effected by revenue trends

Our strategy is to attain an average organic revenue growth of 5% per year for fiscal years 2007 through 2010. Our ability to return to and maintain a consistent trend of revenue growth consistent with this strategy is largely dependent upon expansion of our worldwide equipment placements (which generate non-recurring revenues), as well as sales of services and supplies occurring after the initial equipment placement (which generate recurring revenues) in selected market segments. We expect that revenue growth can be further enhanced through our document management and consulting services in the areas of personalized and product life cycle communications, office and production services and document content and imaging. Our ability to achieve growth in our equipment placements is subject to the successful implementation of our initiatives to:

•	acquire leading positions in selected market segments;

•	offer a comprehensive line of products through a combination of the products that we have developed and “best-of-breed” products developed by other original equipment manufacturers;

•	develop and acquire new products and technology;

•	improve our existing products and services;

•	grow through acquisitions; and

•	reduce our manufacturing and other expenses.

We must anticipate customer preferences and trends in the market by being able to provide a complete portfolio of products and services

In the markets in which we operate, customers increasingly want to be able to obtain a range of products from one supplier. Prior to our acquisition of Imagistics, we primarily sold products that we developed and manufactured ourselves. As a result of our acquisition of Imagistics, during 2006 we added products manufactured by other original equipment manufacturers to our portfolio in order to be able to offer a complete product range to our customers. These products are generally low and medium volume black-and-white printers and copiers as well as color printers and copiers. During 2006, we introduced the concept of providing a complete range of copier products for our customers in the United States and the United Kingdom, and we plan to roll out this concept in Europe in 2007. We believe that this strategy will help us to increase our revenues (particularly in our DDS strategic business unit). In order to be able to continue to develop this strategy in the United States and the United Kingdom and to roll out this strategy in Europe, we will need to address several hurdles including identifying the “best-of-breed” products to be added to our portfolio and negotiating agreements with the original equipment manufacturers on favorable terms. If we are unable to offer a complete portfolio of products, we may not be able to retain existing customers or attract new customers.

If we fail to successfully develop new products and technologies, we may be unable to retain and gain customers and our revenues would be reduced.

Our ability to achieve our strategy of attaining average organic revenue growth of 5% per year for fiscal years 2007 through 2010 will depend in part on our ability to develop and introduce new products and services in a timely manner that satisfy customer requirements and keep pace with technological developments. In addition, the products that we develop need to be accepted by the market in which they are intended to be used. The process of developing new technology and products is inherently complex and uncertain. This process requires accurate anticipation of customers’ changing needs and emerging technological trends. We must make long-term investments and commit significant resources before knowing whether these investments will eventually result in products that achieve customer acceptance and generate the revenues required to provide desired returns. We must also ensure that all of our products comply with existing and newly enacted applicable regulatory requirements in the countries in which they are sold, particularly European Union and U.S. environmental directives. In addition, because of the rapid developments in technology and in the markets in which we operate, there is a risk that changes in technology could render our technology, products, enhancements and solutions outdated or obsolete, and could result in our inventory becoming, in part, obsolete or unsalable. If we fail to accurately anticipate and meet our customers’ needs through the development of new products, if our new products are not widely accepted or if our current or future products fail to meet applicable regulatory requirements, we could lose market share and customers to our competitors.

We need to expand our development and use of color printing and copying

Color applications represent a key growth opportunity for both of our strategic business units. Therefore, our current research and development efforts are continuing to focus on this area of development. In 2006, we added several products to our portfolio to address this demand and strengthened our position in this market. However, a significant part of our strategy and ultimate success in this changing market is our ability to develop and market technology that produces color prints and copies quickly, easily, with high quality and at reduced cost. Our continuing success depends on our ability to make the investments and commit the necessary resources to meet the pace of color adoption by our existing and prospective customers. If we are unable to develop and market advanced and competitive color technologies or the pace of color adoption by our existing and prospective customers is different than anticipated, we may be unable to capture these opportunities.

Océ’s business is affected by adverse economic conditions and resulting declines in customers’ investments in machines

Our profitability may be adversely affected by global economic conditions and a prolonged economic slowdown. Generally, we obtain our revenues from three sources: revenues from product sales, revenue from rentals, materials and services and interest on finance leases. We group our revenues based on whether the revenue is non-recurring revenue (revenues from sales of machines, software and professional services) or recurring revenue (revenues from service, materials, rentals, interest and business services). During a short-term economic slowdown, non-recurring revenues are adversely affected because customers are reluctant to buy new machines, but this adverse impact is generally offset by recurring revenue from long-term maintenance and service contracts. During a prolonged economic slowdown, however, the reluctance of our customers to invest has an adverse impact on both recurring and non-recurring revenue because both types of revenue are to a large extent based on the installed machine population. As long-term maintenance contracts expire during a prolonged economic slowdown, we enter into fewer new long-term agreements to replace expiring contracts because fewer customers make investments in machines during the slowdown.

Failure to adequately protect our intellectual property could harm our business

Our internally developed products (hardware and software) are based on technology that we own. In order to protect our proprietary technology, as of November 30, 2006, we had 5,871 patents and patent applications pending throughout the world. In addition, prior to disclosing any proprietary technology to third parties, we require these third parties to enter into confidentiality agreements to avoid prejudicial disclosure of non-patented technology. There is no assurance that such measures will be adequate to protect the confidentiality of our intellectual property.

We face significant competition

We operate in an environment of significant competition, driven by rapid technological advances and changing customer demands. In terms of size, we are a relatively small player compared to many of our competitors, and the difference in size between us and several of our competitors has a direct influence on our competitive position. Larger companies have greater resources available for research and development and marketing, are better able to invest in new activities and products and are more resilient to downturns in economic conditions or setbacks in product development compared to a smaller company like us. In addition, competitor specialization and industry consolidation also may affect competition by creating larger, more homogeneous and potentially stronger competitors in the markets in which we compete. Our competitors also may affect our business by entering into exclusive arrangements with existing or potential customers or suppliers. To reduce this risk, we concentrate on areas and activities in which we have the greatest chance of success given our knowledge and capabilities. Accordingly, we concentrate on professional markets which demand high quality products and services by offering both technological concepts and products and services that we develop internally as well as “best-of-breed” products that are manufactured by other original equipment manufacturers. However, there can be no assurance that this strategy will be successful. If we are unable to compete successfully, we may lose market share and lose customers to our competitors.

Favorable pricing is challenging in a competitive market

Our ability to succeed is dependent, in part, upon our ability to maintain competitive pricing for our products and ongoing services. Depending on competitive market factors, the prices that we may be able to maintain in the future for our products and services may vary from historical levels. We have experienced increasing price pressure. We may have to lower the prices of many of our products and services to stay competitive, while at the same time trying to maintain or improve revenues and gross margin. We encounter aggressive price competition for many of our products and services from competitors globally. Our results of operations and financial condition may be adversely affected by industry-wide pricing pressures. In an effort to reduce the cost of a product to a customer, we have taken steps to reduce our cost of production by transferring almost 50% of our Venlo-based manufacturing operations to Central Europe and Asia.

Our success is dependent on our ability to distribute our products and services in the countries in which we operate

We generally distribute and sell most of our products and services directly instead of through third-party distributors or re-sellers. As a result, one of our goals in the past several years has been to increase the quantity and quality of our sales force. For example, the acquisition of Imagistics in 2005 significantly increased our distribution capability in North America. The quality of our sales force is one of the most important factors necessary to increase our sales. Because we operate either directly or through distributors in over 90 countries, we must recruit a diversified sales force that is able to interact with customers in a wide variety of businesses and cultures. In addition, we must maintain a state-of-the-art distribution system to ensure that our products reach our customers on a timely basis. In some countries, we sell our products through third-party distributors. Choosing the proper distributors in each country and maintaining good relationships with these distributors is key to our success in areas where we maintain a small sales force or no sales force.

We have outsourced a significant portion of the manufacturing of our machines to third parties and face the risks associated with relying on third-party manufacturers and external suppliers

During 2004, we began implementation of our previously-announced plans to relocate portions of our manufacturing and assembly activities (related to non-strategic manufacturing) from Venlo, the Netherlands to Central Europe and Asia (via outsourcing) in order to reduce our manufacturing expenses. By November 30, 2006, almost 50% of this manufacturing had been relocated, and we expect to relocate approximately 80% of the current Dutch manufacturing to these locations by the end of 2008. We continue to manufacture key strategic components for our products (such as process drums, organic photoconductors, silicone materials and toners) internally, primarily at our facilities in Venlo, the Netherlands and Poing, Germany. We also continue to assemble most of our machines in the Netherlands, Germany, the Czech Republic and Canada. We engage third parties to provide non-strategic components and modules, and approximately 95% of the non-strategic components and modules used in our products are manufactured in this manner. Ultimately, the facilities in Venlo will only manufacture complex systems, machines that are produced in small series, and strategic materials. The manufacturing activities which are being relocated to Central Europe or Asia mainly relate to non-strategic parts and components to be produced by third parties, most of which will be shipped to our facilities to be included in the final assembly of machines. To the extent that we rely on third-party manufacturing relationships, we face the risk that those manufacturers may not be able to develop manufacturing methods appropriate for our products, they may not be able to quickly respond to changes in customer demand for our products, they may not be able to obtain supplies and materials necessary for the manufacturing process, they may experience labor shortages and/or disruptions, manufacturing costs could be higher than planned and the reliability of our products could decline. In addition, we face related risks associated with the logistics of transporting these parts and components to our various facilities. If any of these risks were to be realized, and assuming similar third-party manufacturing relationships could not be established in time, we could experience an interruption in supply or an increase in costs that might result in our being unable to meet customer demand for our products, damage our relationships with our customers, and reduce our market share.

Our products and solutions could be subject to technology-based claims from third parties

Because our products and solutions include complex technology, we face the risk of claims that we have infringed third parties’ intellectual property rights. As the complexity of the technology and the overlap of product functionalities increase, the possibility of an inadvertent infringement and related intellectual property claim against us increases. To reduce infringement risks, for in-house developments we have implemented procedures for identifying and avoiding potentially relevant valid and enforceable third-party patents. Despite this, there may be patents and patent owners relevant to our product lines that are unknown to us. In addition, although we endeavor to ensure that third parties with which we work possess appropriate intellectual property rights and provide customary indemnification and warranties, we recognize that we cannot fully avoid claims of intellectual property rights infringement created by third parties with which we work. Accordingly, we have implemented procedures for managing and isolating intellectual property infringement risks. We and our customers also may face claims of infringement in connection with our customers’ use of our products and services.

Any claims, regardless of merit, may result in costly and time-consuming litigation, the payment of damages or other compensation, the invalidation of intellectual property rights on which we depend, diverting the attention of our personnel, product shipment delays or require us to develop non-infringing technology or to enter into royalty or licensing agreements. If we would be unable to develop non-infringing technology, or if royalty or licensing agreements were not available on commercially acceptable terms, we could be precluded from making or selling the affected products.

Our success is dependent in part on efficient operations and maximum productivity

Our success is dependent in part on operations that are conducted with optimum efficiency with the goal of maintaining operating costs at the lowest possible level. We often evaluate our operations to achieve operational excellence and, when necessary, restructure our operations from time to time. For instance, in 2005 we initiated a restructuring of our operations in Europe which resulted in the discontinuation of approximately 500 jobs, and we took similar measures in the United States in January 2006 in conjunction with the integration of Imagistics, which resulted in the discontinuation of approximately 300 jobs. Our ability to achieve our strategy is dependent on our continued ability to manage efficiencies in our operations.

Our indebtedness has decreased

Our liquidity is based primarily on a combination of cash flow from operations and financing from third parties. As of November 30, 2006, our total indebtedness (short term and long term) was Euro 713 million (2005: Euro 896 million. In 2006, we concluded an $215 million and a Pound sterling 20 million U.S. private placement and a Euro 650 million multi-currency revolving credit facility to refinance our maturing debentures and other loans and to finance the acquisition of Imagistics. As a result of these credit facilities (and the related increased interest expense), our ability to generate cash flow before financing activities (“free cash flow”) has become more important to our liquidity. To achieve maximum free cash flow, we will continue to make our operations more efficient, increase our revenues, carefully manage our working capital and pay additional attention to cash flow management.

We need to comply with the covenants contained in our various debt agreements.

Our liquidity is a function of our ability to successfully generate cash flows from a combination of efficient operations and improvements therein, funding from third parties and access to capital markets. As further discussed in Item 5, “Operating and Financial Review and Prospects”, we believe our liquidity (including operating and other cash flows that we expect to generate) will be sufficient to meet operating requirements as they occur and to satisfy all scheduled debt maturities for at least the next twelve months; however, our ability to maintain sufficient liquidity going forward depends on our ability to generate cash from operations and access to the capital markets, both of which are subject to general economic, financial, competitive, legislative, regulatory and other market factors that are beyond our control. Our current debt agreements contain affirmative and negative covenants including but not limited to limitations on acquisitions; mergers; certain transactions with affiliates; the creation of liens and asset transfers. In addition, the debt agreements contain financial maintenance covenants, maximum leverage (total adjusted debt divided by EBITDA) and interest coverage ratio (as defined in the debt agreements). At November 30, 2006, we were in full compliance with the covenants and other provisions of our debt agreements, and we expect to remain in full compliance for at least the next twelve months. However, any failure to remain in compliance with any material provision or covenant of the debt agreements could increase the interest rates we are required to pay on our borrowings, inhibit our ability to borrow funds or cause a default under our debt agreements.

We are highly dependent on information technology systems.

Our operations rely on complex information technology systems and networks, which are potentially vulnerable to damage or interruption from a variety of sources. We are constantly evaluating our current technology and IT systems, and we have a long term plan to replace and consolidate our current systems with new systems to improve the quality of our operations. Although we take precautions against interruptions of our information technology systems and networks and the unrestricted disclosure of our proprietary information, a prolonged interruption of our information technology systems or a disclosure of our proprietary data could adversely effect our business.

We are subject to various governmental policies and regulations, which may effect our business.

As a global company that is commercially active in over 90 countries, our business is subject to direct and indirect regulation in each of the countries in which we do business. As a result, changes in various types of regulations could adversely affect our business. The implementation of new technological or legal requirements could impact our products, manufacturing or distribution processes, and could affect the timing of product introductions, the cost of production or products as well as their commercial success. Moreover, regulations that adversely affect the pricing of our products could affect net sales and operating profit. The impact of these changes in regulations could adversely affect our business even where the specific regulations do not directly apply to us or our products.

For instance, our operations are subject to environmental regulations in each of the jurisdictions in which we conduct our business. Some of our manufacturing operations use, and some of our products contain, substances that are regulated in various jurisdictions. For example, the European Union Directive known as the Restriction on the Use of Hazardous Substances requires the removal of lead, cadmium and certain other substances from products put on the market in the European Union beginning on July 1, 2006. If we do not comply with applicable rules and regulations in connection with the use of such substances and the sale of products containing such substances, then we could be subject to liability and could be prevented from selling our products. Further, we could face substantial costs and liabilities in connection with product take-back legislation. Similarly, we may be prevented from reusing parts and components retrieved from products that we receive back from our customers.

We have outsourced a significant portion of our leasing business, which has financial consequences

In 2001, we announced our plans to outsource our lease activities to third parties, which began in 2002 and is continuing. Outside the United States, we continue to outsource our lease activities under private label arrangements to third-party leasing companies. Under these arrangements, the outsourcing of our lease activities consists of two key elements. First, we sell the equipment and any software licenses to our vendor lease partners. Next, we transfer our existing lease portfolio to our vendor lease partners (under a sale or assignment agreement) on a non-recourse basis. Our vendor lease partners then enter into new end-user finance lease arrangements. In the United States, our captive lease company, Océ-Financial Services, Inc., is the party that enters into the finance lease arrangement with the end-user and then sells the end-user contracts and underlying assets to its vendor lease partners, also on a non-recourse basis. Although leasing activities are provided through third parties, to ensure that our customers receive high quality services, we continue to provide service and maintenance to our customers which have acquired the leased machines and products. The outsourcing of our lease activities has financial consequences that are reflected in the consolidated financial statements and notes thereto included with this report.

The outsourcing of our lease portfolio presently results in off-balance sheet treatment with respect to the assets and related liabilities of the finance leases outsourced in the United States, Europe and Australia. Future developments with respect to IFRS or U.S. GAAP may adversely affect the off-balance sheet accounting treatment.

The lack of geographic diversity in our revenues could adversely affect our operating results or financial condition should there be an economic slowdown in the United States or Europe

On a geographic basis after the acquisition of Imagistics, our revenue in the United States grew to approximately 43% of our total revenue in 2006, and our revenue in Europe was approximately 50% of our total revenue in 2006 (although no country other than the United States accounted for more than 10% of our revenue in 2006). Our lack of a balanced distribution of revenues and income among various economic markets could materially adversely affect our operating results or financial condition should the United States or the Euro-zone experience an economic downturn.

Our financial results may be impacted by fluctuations in exchange rates and interest rates

We achieve 36% of our revenues within the Euro-zone and 64% of our revenues from outside of the Euro-zone.

As a multinational company, our consolidated financial statements are affected by foreign currency fluctuations in two respects: “transaction exposures” and “translation exposures”. “Transaction exposures” arise when net cash flows occur in currencies other than the Euro. For instance, a transaction exposure arises when products that are developed and manufactured in the Euro-zone (and the corresponding expenses are recorded in Euros) are sold into the United States (and the corresponding revenues are recorded in U.S. dollars). “Translation exposures” arise when values in currencies other than the Euro are measured over time but are converted into Euros based on a conversion rate on a certain date (such as November 30, 2006). The appreciation of the Euro over the past five years, particularly against the Japanese yen and U.S. dollar, has adversely affected our competitive position.

At Océ, transaction exposures are the subject of an active foreign exchange management policy which is implemented in close consultation with the Board of Executive Directors and which is described in further detail on page 64 and further, in Item 11 of this report and in Note 20 to the consolidated financial statements. Currency translation exposures, however, are not hedged. This risk is regarded as an inherent part of doing business as a multinational company.

Interest rate risks relate to the possible mismatch in exposures to fixed interest rates. Fixed interest revenues are generated by lease and rental contracts, while fixed interest charges arise from the financing of these contracts. The extent to which this risk is hedged depends upon the overall risk profile. We hedge these fixed interest revenues for at least 60% via fixed interest loans, which is described in further detail in Item 11 of this report. Because of the outsourcing of the lease activities, our interest rate risk has been significantly reduced. With respect to our credit facilities that are not used for financing leases, our policy is to maintain a balance between fixed and variable interest rates on the basis of interest rate expectations and developments. In such cases, risk-averse action always has top priority.

The transition from accounting under Dutch GAAP to accounting under IFRS may result in more volatile results

For financial years commencing on or after January 1, 2005, all publicly listed companies in the European Union are required to report on the basis of IFRS. Starting in fiscal year 2006, we began preparing our annual financial statements and quarterly reports on the basis of IFRS. Results for fiscal year 2005 have been restated on the basis of IFRS. However, because of this restatement it is more difficult to compare the results of 2005 and 2006 with those of the years prior to 2005. In addition, the results as reported under IFRS may become more volatile due to changes in the value of assets and liabilities that are included in the balance sheet at fair value and due to the transition from the systematic amortization supplemented by impairment testing of capitalized goodwill to solely impairment testing. A detailed description of the effect of the changes from Dutch GAAP to IFRS is included in Item 5, “Operating and Financial Review and Prospects” and in the consolidated financial statements.

Changes in our markets could have an adverse effect on the value of our long-lived assets

Our long-lived assets were Euro 1,088 million at November 30, 2006 and Euro 1,141 million at November 30, 2005. We regularly review the value of these assets and recognize an impairment when the carrying value of an asset is not supported by our current expectations of future cash flows attributable to these assets. Significant declines in stock prices, market capitalization and credit ratings of market participants, as well as our ongoing review and refinement of our business plans, may result in substantial impairment write-downs of our long-lived assets at any time. Recognition of impairments of long-lived assets has had a limited adverse affect on our results and financial condition of fiscal year 2005. No impairments of long-lived assets are recognized in fiscal year 2006. See Item 5, “Operating and Financial Review and Prospects”, for a further discussion of impairments.

We have risks related to our pension and post-retirement benefit plans and may be required to contribute additional funds to our pension plans in the future

We currently maintain pension plans in many countries and many of such pension plans are defined benefit plans. Because many plan assets are invested in financial market instruments, if the financial markets do not provide the long-term returns that are expected under the funding calculation, the likelihood of additional contributions to our plans may increase. The equity markets can be volatile and interest rates may fluctuate, which in turn, may cause our estimate of future contribution requirements to change substantially in a relatively short period of time. This volatility in the financial markets and fluctuations in interest rates, in turn, may require us to contribute additional funds in the future. If we are required to make contributions to fund the pension plans, it will have an impact on our financial condition and cash flow available for other uses will be reduced.

We may have difficulty integrating recent acquisitions and may not realize anticipated synergies

In October 2005, we acquired Imagistics International Inc., which was a significant acquisition for us. In October 2006, we acquired X Engineering Systems XES Oy, a provider of wide format display graphics in Finland, and in November 2006, we acquired CaseData Inc., a provider of electronic discovery and litigation support services to law firms and with corporations in the United States and the Philippines, neither of which were significant acquisitions. It is essential that these acquisitions be integrated into the Océ Group quickly and effectively so that the potential synergy effects can be realized quickly. To integrate newly acquired businesses, we must integrate our technology, financial and management controls (such as compliance with Section 404 of the Sarbanes-Oxley Act of 2002) and operating and information systems in a timely manner and on satisfactory terms and conditions. We may not be able to successfully integrate these and other acquired businesses or realize projected cost savings and synergies in connection with those acquisitions on the timetable contemplated or at all. Furthermore, the costs of integrating these acquisitions could significantly impact our short-term operating results.

The integration of newly acquired businesses will require the expenditure of substantial managerial, operating, financial and other resources and may also lead to a diversion of management’s attention from our ongoing business concerns. Although we perform due diligence reviews on the businesses we purchase, in light of the circumstances of each transaction, an unavoidable level of risk remains regarding the actual condition of these businesses. We may not be able to ascertain the value or understand the potential liabilities of the acquired businesses and their operations until we assume operating control of the assets and operations of these businesses. Once we acquire a business, we are faced with risks, including:

•	the possibility that we have acquired substantial undisclosed liabilities;

•	further regulatory approvals;

•	the risks of entering markets in which we have limited or no prior experience;

•	the potential loss of key customers; and

•	the possibility that we may be unable to retain key employees or to recruit additional managers with the necessary skills to supplement the management of the acquired businesses.

Expansion into Asian and other emerging markets may affect our business

We have recently begun to expand our operations and sales in several Asian countries as well as several other emerging markets. The international scope of our operations subjects our business to potential difficulties in managing our operations, including the following:

•	ongoing instability or changes in a country’s or region’s economic or political conditions, including inflation, recession, interest rate fluctuations and military or political conflicts;

•	longer accounts receivable cycles and financial instability among customers;

•	trade regulations and procedures and actions affecting production, pricing and marketing of our products;

•	local labor conditions and regulations; and

•	managing a geographically dispersed workforce.

In addition, our operations in emerging markets subject us to additional risks, including:

•	a less developed technological infrastructure, which can affect production or other activities or result in lower customer acceptance of our services;

•	difficulties in recruiting and retaining personnel, particularly personnel with technical skills;

•	unfavorable political or economic factors; and

•	unexpected legal or regulatory changes.

In some foreign countries, particularly those with developing economies, it may be common to engage in business practices that are prohibited by laws and regulations applicable to us, such as the U.S. Foreign Corrupt Practices Act. Although we implement policies and procedures designed to ensure compliance with these laws, our employees, contractors and agents, as well as those companies to which we outsource certain of our business operations, may take actions in violation of our policies.

We are subject to additional risks that may affect the printing industry in general

In addition to the risks listed above, other risk factors that could cause actual results and developments to differ materially from those expressed or implied include, but are not limited to:

•	technological developments and changes in document management methods resulting in a reduction in the use of paper;

•	terrorist attacks or war;

•	the availability and cost of raw materials;

•	import, export and tariff regulations;

•	the ability to attract and retain skilled employees at reasonable costs;

•	claims or lawsuits and compliance with regulations and laws relating to competition, health, safety, the environment and the use of hazardous materials or other legal matters; and

•	changes to tax rates.

Item 4	INFORMATION ON THE COMPANY

A. History and development of the company

Océ N.V. was organized as a stock corporation under the laws of the Netherlands in 1953, incorporating a business originally founded in 1877. Océ N.V. is an international holding company within the meaning of the Dutch Civil Code. Our executive offices are located at St. Urbanusweg 43, 5914 CA Venlo, the Netherlands. Our telephone and fax numbers are 31-77-3592222 and 31-77-3544700, respectively.

Océ distributes its Annual Report including its consolidated financial statements and other quarterly information to Morgan Guaranty as Depositary for Océ’s ADSs. Morgan Guaranty generally distributes this information to the holders of the ADSs.

We are one of the world’s leading suppliers of professional printing and document management systems. We develop and manufacture systems for the production, distribution and management of documents, in color and black-and-white, in small format and in wide format for offices, educational institutions, industry and the graphics market. Our product offerings include printers, scanners, peripheral equipment and printing media as well as document management software and innovative products in the areas of system integration, outsourcing of document management activities and leasing of printing systems. Our core product range, which is developed and manufactured by us as the “original equipment manufacturer”, focuses on wide format products for all segments and small format products for high production segments. To supplement our own products, we also offer selected “best-of-breed” products developed and manufactured by other original equipment manufacturers (or OEMs).

We focus on professional environments in which our products are well-known for their productivity and reliability, ease of use and favorable “total cost of ownership”.

We have either direct operations or operations through distributors in over 90 countries, and we have our own sales and service establishments in over 30 countries. We also operate research facilities in seven countries. In 2006, we employed approximately 23,800 people, achieved revenues of Euro 3.1 billion and net income of Euro 57.1 million.

The following is a brief summary of significant developments relating to Océ in 2006.

Integration of Imagistics

In October 2005, we acquired Imagistics International, Inc. Effective January 1, 2006, we established Océ Imagistics, a new division that combined the office business of Imagistics with the Office and Digital Printing Centers business of Océ North America’s Digital Document Systems Strategic Business Unit. Imagistics offers its customers complete solutions for document production, varying from stand-alone machines to complete networks for low, medium and high volume machines. Imagistics’ operations are based in the United States, Canada and the United Kingdom. We believe that this acquisition is a good strategic fit because of the complementary nature of the two companies’ product offerings. The combined companies strengthen each other by working together in different segments of the printing and document management markets – Imagistics in the low, medium and high volume segments and Océ in the high and very high volume segments and the wide format segments. In addition, Océ’s direct sales and service organization has been significantly strengthened as a result of the acquisition. Imagistics has a strong distribution system and client network, particularly in the United States and Canada. The integration of the Imagistics business with Océ’s North American Digital Document Systems business was completed in 2006, one year ahead of schedule.

Product Portfolio Approach

The combination of Imagistics with our North American operations introduced a new concept to our business. We now offer a full line of products to our customers that includes “best-of-breed” OEM products together with our internally developed products. This full line “best-of-breed” concept involves a careful selection of specific machines for every volume segment followed by direct supply agreements with the original equipment manufacturers. We believe that this approach helps us to offer a complete product portfolio to our customers, and our use of this approach in the United States and the United Kingdom was successful in 2006. We plan to introduce a similar approach in Europe in 2007. Servicing of all of these products, both internally developed and OEM sourced, is handled by our own service organization.

Outsourcing of Manufacturing to Asia

Traditionally, our printers were assembled at our facilities located in Venlo, the Netherlands, Germany, the Czech Republic and Canada. In 2004, we announced a decision to relocate most of the non-strategic manufacturing and assembly work on our machines to third parties located in Asia. In 2005, we established our “Océ Asian Technology Center” in Singapore to assist with this relocation. During 2006, we continued the transfer of these assembly operations to Asia. We expect that by the end of 2008, approximately 80% of our current production of parts for these machines will be transferred from Venlo to Asia. The outsourcing process has been planned over time and in steps in order to assure that our products continue to have the same quality. Ultimately, we expect that the facilities in Venlo will only manufacture or assemble complex systems, machines that are produced in small series and strategic materials. We also continue to produce our strategic parts (such as process drums, black-and-white and color toners, organic photoconductors and silicone materials) in Venlo. At the end of 2006, approximately one-half of the production value of our machines, originally manufactured in Venlo, originated in Asia. In addition to the outsourcing of these production matters to Asia, we have continued to develop an integrated supply chain. In the United States, all service components are centrally managed. In Europe, most inventories are integrated into one system that is managed from Venlo and Poing, Germany.

Acquisitions in 2006

In November 2006, we acquired CaseData, Inc., a privately-held company based in Salt Lake City, Utah. CaseData is a supplier of support services for professionals who compile data on legal proceedings and court cases. Through CaseData, Océ Business Services now offers “e-discovery” services. For customers such as law firms and large companies, this activity makes an important contribution to improved efficiency in legal proceedings. The transaction will expand the range of Océ Business Services’ document process management business and will give CaseData clients access to Océ’s comprehensive portfolio of products and services. CaseData is ranked in the top five e-discovery service providers on the basis of experience and capacity.

In October 2006, Océ’s Finnish subsidiary, Océ-Finland Oy, acquired X Engineering Systems XES Oy, a privately owned company located in Espoo, Finland. X Engineering Systems XES Oy has pioneered the market for wide format display graphics products in Finland. With this acquisition, the combination of the extensive experience and know-how of X Engineering Systems XES Oy and Océ’s broad product range and focused strategy creates a significant opportunity to present an even stronger proposition to an increasingly demanding market. Océ-Finland Oy will now become a leading supplier of wide format printer solutions in Finland. The combined strength of X Engineering Systems XES Oy and Océ will create further benefits for customers in terms of products and systems, media and supplies, as well as services, support and know-how.

Restructuring

In January 2006, we announced a restructuring, which resulted in the discontinuation of approximately 500 jobs in Europe and 300 jobs in the United States. In part, this change runs in parallel with the integration of Imagistics. For additional information, see Item 5, “Executive summary—restructuring” on page 32.

Outsourcing of Finance Leases

Historically, our revenue has been generated from two types of business activities: commercial activities (selling and renting machines and providing materials, services and media) and providing financial services (financing the acquisition of Océ machines through finance lease arrangements).

In 2001, based on extensive research, we announced that we intended to outsource our lease activities to third parties while retaining the “one-stop” shopping concept for our customers.

We have adopted two approaches to outsource our finance lease program. In the United States, we have established a captive lease company, Océ-Financial Services, Inc. (“Océ-Financial Services”), which is responsible for all leasing activities in the United States. Under this structure, Océ-Financial Services negotiates and enters into the initial leasing agreement with the customer. In due course, Océ-Financial Services sells the lease receivables (together with the title to the underlying machines) to third-party fundors. Océ-Financial Services carries out activities such as invoicing and the collection of accounts receivable on behalf of third-party fundors.

In Europe and the rest of the world, we have entered into (or intend to enter into) private label agreements with third-party fundors. In December 2001, Océ entered into a private label agreement with Telia Finans AB to outsource its lease activities in Scandinavia. In 2002, we entered into a private label agreement with De Lage Landen International B.V. (“DLL”), a subsidiary of Rabobank, to outsource our lease activities and the existing finance lease portfolio in the Netherlands, Belgium, Spain, France, Germany and the United Kingdom/Ireland. In 2004, DLL acquired Telia Finans AB, allowing us to further standardize this process in the covered countries. In 2004, we entered into a private label agreement with CIT Group Finance (Ireland) (“CIT”) for the outsourcing of lease activities in Italy, Switzerland, Australia, Central Europe and South East Asia.

On November 30, 2005, we had sold approximately two-thirds of our finance lease portfolio to third parties. The transfer of portions of the existing lease portfolio resulted in a book profit of Euro 4.7 million in 2005 and Euro 2.5 million in 2006. During 2006, a total of Euro 38 million worth of existing finance lease receivables and underlying equipment were sold on a non-recourse basis to external lease partners. The sale of the lease portfolio has meant that interest income from leases has decreased in recent years. In 2005 this item amounted to Euro 36 million compared to Euro 30 million in 2006. As of the end of 2006, Océ had Euro 313 million (of which Euro 9.4 million was classified as non-current assets held for sale) of lease receivables remaining on our balance sheet. As a result, the relative importance and size of our financial activities has decreased while the relative importance and size of our commercial activities has increased. For this reason, beginning in 2006, we ceased providing a separate analysis of the breakdown between our commercial activities and our financial activities.

Principal Capital Expenditures and Divestitures

The following table sets forth our principal capital expenditures and divestitures in tangible and intangible assets (including through the acquisition or divestiture of interests in other companies) in 2005 and 2006:

(In millions)	2005	2006	2006
	Euro	Euro	$
Capital Expenditures
Intangible assets (net)	15	64	85
Property, plant and equipment	96	83	110
Rental equipment (net)	49	67	88
Other investments	-1	-1	-2
Capital Divestments
Property, plant and equipment	-11	-8	-10
Change in investments in associates	—	—	—
Sale of finance lease portfolio	-66	-38	-50
Acquisitions (Disposals) (net of cash)	637	20	26

Total	719	187	247

We expect that our 2007 capital expenditures will be approximately Euro 114 million for property, plant and equipment. We have Euro 24 million of investments in progress, which primarily relate to investments in the Netherlands in production equipment for new products. We finance our capital investments through cash from operations and borrowings. We believe that our cash flow from operations and borrowing capacity will provide adequate resources to meet current and future investment needs.

In 2005, Océ acquired Imagistics. In 2006, Océ acquired CaseData and X Engineering Systems XES Oy, neither of which were significant.

Except for the sale of our finance lease portfolio (as discussed above), we have made no material divestitures since 2001. We are not aware of any public takeover offers by third parties in respect of Océ’s Ordinary Shares.

B. Business Overview

Geographic Markets

Although our business activities are world-wide, our primary business is based in the United States, Germany, the Netherlands, the United Kingdom, France and the rest of Europe. The following table sets forth the geographic distribution of our revenues for the past two fiscal years based on our geographic regions:

	Years ended November 30,
(In millions)	2005	2006	2006
	Euro	Euro	$
United States	931	1,330	1,764
Germany	323	310	411
The Netherlands	289	285	378
United Kingdom	182	209	277
France	195	188	249
Rest of Europe	541	558	741
Countries outside Europe and the United States	216	230	305

Total	2,677	3,110	4,125

Strategic Business Units

We have two strategic business units: Digital Document Systems (“DDS”) and Wide Format Printing Systems (“WFPS”). The following table shows the distribution of revenues for the past two fiscal years achieved by each of our strategic business units:

	Years ended November 30,
(In millions)	2005	2006	2006
	Euro	Euro	$
Digital Document Systems	1,843	2,235	2,964
Wide Format Printing Systems	834	875	1,161

Total revenues	2,677	3,110	4,125

Digital Document Systems or “DDS” Strategic Business Unit

The DDS strategic business unit focuses on document output and printing solutions for user environments with an intensive document flow. DDS comprises three business groups:

•

The Corporate Printing Systems business group offers integral solutions for document output management to corporate data centers, central reprographic and office environments, in which the emphasis is on providing support for core business processes (print-for-use). The customers served by this business group include financial institutions, telecommunications companies, energy suppliers, government authorities, educational institutions and businesses engaged in trade and industry.

•

The customer base served by the Commercial Printing Systems business group includes marketing service businesses, digital print providers, specialized and general commercial printers in which printing is the core business (print-for-pay).

•

The Océ Business Services business group uses the products and services of DDS and WFPS and takes over from customers the activities that relate to document management, printing and copying and optimizes the printing and document management processes.

The following is a summary of the primary customer groups within each business group, the products and services provided by each business group and the primary competitors of each business group within the DDS strategic business unit:

	Primary Customer Groups	Products and Services	Competitors
Corporate Printing Systems

Financial institutions

Telecommunications and

utility companies

Government and education

Trade, transport, industry and

consulting

Océ offers solutions for:

Data centers

Central reprographic

departments

Large office environments

Office and departmental printers, black-and-white and color.

(Very) high volume printers/copiers,

black-and-white and color.

Production printers, black-and-white and color, cutsheet and continuous feed.

High speed scanners. Workflow and output management software for complete printing solutions. Financial services.

Canon Hewlett-Packard IBM Kodak Konica Minolta Kyocera Mita Ricoh Xerox

Commercial Printing Systems	Marketing Services General and specialized commercial printers Digital print providers Reprographic businesses (quick printers and copy shops) Statement printers	(Very) high volume printers/copiers, black-and-white and color. Production printers, black-and-white and color, cutsheet and continuous feed. Workflow software for the management of printing solutions. Financial services.	Canon Hewlett-Packard IBM Kodak Ricoh Xerox

Océ Business Services	All customer segments of: Corporate Printing Systems and Technical Document Systems	Outsourcing of document management processes for both wide and small format applications.	IKON Pitney Bowes Williams Lea Xerox Local suppliers

New DDS products introduced in 2006

The following table lists new products introduced by the DDS strategic business unit in 2006, including the name of the product, the applicable business group and the application of the product:

Product	Business group	Application
Océ VarioStream 9210 GraphicArtsplus	Corporate and Commercial Printing	Very high volume continuous feed printer based on the Océ VarioStream 9000 series.

Product	Business group	Application
Océ VarioStream 9230	Corporate and Commercial Printing	Continuous feed printer for duplex black-and-white printing, with one or two highlight colors.

Océ VarioPrint 6250	Corporate and Commercial Printing	The world’s most productive duplex printer (250 ppm) based on Océ’s unique Gemini technology. The Océ VarioPrint 6250 can print a volume of between 750,000 and 8 million pages per month on both sides (duplex).

Océ VarioPrint 2100, 2110 Titanium	Corporate and Commercial Printing	Successor to the Océ VarioPrint 21xx multifunctional printer/copier/scanner for the mid volume segment.

Océ VarioPrint 3070, 3090, 3110 Titanium	Corporate and Commercial Printing	Successor to the Océ VarioPrint 3000 series, a transaction printer for the mid volume segment.

Océ VarioPrint 1055 DP	Corporate Printing	Printer version of the Océ VarioPrint 10xx series, especially for transaction applications.

Océ VarioPrint 2075 DP	Corporate Printing	Printer version of the Océ VarioPrint 20xx series, especially for transaction applications.

Océ VarioPrint 1055 Book copier	Corporate Printing	Book copier version of the Océ VarioPrint 10xx series.

Océ CS range: CS171(P)(cm2520), CS175/191(P)CS230 (cm4520)	Corporate Printing	Low to mid volume multifunctional printers (printer/copier/scanner/fax) for color use in the office.

Océ CS620	Corporate and Commercial Printing	Full color printing/copying/scanning system for entry-level production in corporate printrooms and commercial print shops.

Océ CS650 Pro	Corporate and Commercial Printing	Full color multifunctinoal system for production in central reprographic departments, print shops, commercial printers and marketing services.

Product	Business group	Application
Océ MP 1020/1025/1035	Corporate Printing	Low volume black-and-white all-in-one multifunctional printers for the office environment.

Océ MP 1045 (im4220) Océ MP 1050 (im5020)	Corporate Printing	Mid volume black-and-white all-in-one multifunctional printers for the office environment.

im6020 / im7520	Corporate Printing	Mid to high volume black-and-white high capacity multifunctional printers for the office environment.

fx1480	Corporate Printing	Compact multifunctional system (14 ppm) for fax transmissions, copying, color scanning and network printing.

fx2080	Corporate Printing	Copying, printing, color scanning and fax (20 ppm) in one network ready device.

im2330 im2830	Corporate Printing	Low to mid volume multifunctional black-and-white printers with high image quality for small offices or workgroups.

im5530 im6030	Corporate Printing	Multifunctional black-and-white printers offering print/copy/scan/fax and finishing for mid to high volume office environments.

im7230 im8530	Corporate Printing	Multifunctional black-and-white printers featuring print/copy/scan/fax functions plus finishing.

fx3000	Corporate Printing	Low volume multifunctional desktop printer with print/copy and color scan options and advanced fax technology.

im3530 im4530	Corporate Printing	Modular and versatile mid volume multifunctional printers for office environments that are upgrading from entry level.

Product	Business group	Application
Océ Count Logic	Software & Professional Services	Software that collects information on copying, printing and scanning and provides a specification of usage by machine or by user. The application monitors machine usage and tracks costs and therefore gives a complete overview of both.

Océ PRISMAaccess and PRISMAprepress	Software & Professional Services	Software that set a new standard for the preparation of print jobs for in-house printrooms in corporate environments.

Océ PRISMAsatellite new releases	Software & Professional Services	Print output management software for office, printroom and data centre. New functions improve the prepress handling of scanned and electronic documents and make them simpler to process.

Océ PRISMAproduction Server and Host new releases	Software & Professional Services	Output management system, particularly for high to very high volume production centers. The latest release (3.10) is mainly aimed at supporting the document workflow with multiple highlight colors, for printing on the Océ VarioStream 9000 series.

Océ DPconvert	Software & Professional Services	New converter for DigiPath RDO (Remote Data Objects). Users of this software generally have large RDO archives. Océ DPconvert reduces the costs of changing over to Océ equipment. Output can be processed using Océ DocWorks and Océ DocSetter.

Technical Document Lifecycle Services	Océ Business Services	Océ Business Services organizes and improves the entire technical documentation process of its customers, from creation via conversion to production and distribution. This ensures up-to-date, high quality product documentation that meets all legislation requirements and the need for just-in-time delivery.

Océ MAX	Océ Business Services	A unique quality program for all outsourced document services. Enables customer-specific performance measurement via a continuously available on-line performance controller unit (Océ MAX).

Corporate Printing Systems Business Group

Developments in 2006. In the corporate market, it was primarily the cutsheet black-and-white high volume segment that came under pressure from more intense competition. The Océ VarioPrint 2100 and 2110 Titanium and the Océ VarioPrint 6250, which features duplex printing capabilities, give Océ a strong basic position in this market segment. In the continuous feed segment, Océ boosted its market share compared to 2005. In this segment, we maintained our position as market leader, especially with the productive Océ VarioStream 7000 series. The new Océ VarioStream 9000 series is also expected to play a significant role, notably in applications that require one or two highlight colors, such as in the printing of invoices and policies that carry the sender’s logo.

Imagistics – good performance: In the low volume segment of the market we were successful in meeting market demand, in particular thanks to the use of OEM equipment produced by manufacturers other than Océ. This was most clearly visible in the United States, where the Imagistics business that we acquired in 2005 booked good results as part of the Océ organization. The integration of Imagistics was implemented so successfully that it was possible for all of Océ’s North American printing activities to be consolidated by the end of 2006, one year earlier than foreseen. This followed the reorganization of the sales force and a reduction in the number of sales offices from 240 to 130. We expect to achieve the anticipated synergy savings. One immediate effect of the integration was the creation of new sales leads, resulting in some large orders for machines and services by customers that previously would not have considered Imagistics or Océ as suppliers.

In the United States, Océ Imagistics has a “best-of-breed” approach when selecting OEM equipment. This approach involves a careful selection of specific machines for every volume segment after testing at our own test center, followed by direct supply agreements with the original equipment manufacturers. Servicing of the installed products is handled by our own service organization.

Color is gaining ground: The shift towards color is very clear. We are selling the Océ CPS800/900 series in the most productive segment of the corporate market. In lower volume segments, we were able, both in the United States and in Europe, to meet the growing demand for color thanks to the sale of OEM products.

Good software is crucial: The fact that we also supply specialized software in combination with our equipment is an important selling point in the corporate market for the purchase of our products and systems. Large central reprographic departments prefer the programs and packages which we have bundled under the name PRISMA. This software focuses on workflow and printing management. These packages, developed on the basis of an open architecture, manage not only Océ printers but also third-party equipment. For printrooms, which are rapidly becoming more professional, this means more than just a simplification of the processes. Océ PRISMA also promotes flexibility and prevents the accelerated loss of value of equipment that has previously been installed. In 2006, we launched a new version of Océ PRISMAsatellite for Office. This software allocates print jobs intelligently between available printers resulting in substantial time and cost savings, especially in large office environments.

Trends. In corporate environments, digitization of documents continues to advance. Document processes in document production and transaction printing, which initially took place separately, are becoming more and more integrated. One of the results is that printing takes place on the same printers. We offer the required intelligent output management software that controls all document environments and applications, regardless of whether it relates to transaction documents, office applications or processes in reproduction departments.

In the office environment, decentralized printing is rapidly gaining ground, mainly because documents are increasingly being distributed via e-mail in digital form. These documents are then printed out on smaller department level printers. Corporate printrooms are more frequently offering more advanced services in color and black-and-white and more advanced finishing and distribution services. Paper continues to be important, but is becoming more and more of a temporary working medium. The use of color is growing because color makes the information presented more accessible. In addition, the digital distribution and archiving of documents is increasing.

Strategy. Our strategy for Corporate Printing Systems aims to reach a top position in all relevant customer segments. To achieve this, we supply a full-line of products and services, including production printing systems that cover the entire scale of black-and-white and color and high quality output management software. As a supplement to its own products, we source products from OEM partners for the low and medium volume segment so that we can offer our customers a complete line of black-and-white and color solutions. We also work together with partners in the area of pre-print and finishing equipment and advanced software applications. We invest in operational organization, sales, service and consulting to meet the growing customer demand for complete and more complex solutions.

Commercial Printing Systems Business Group

Developments in 2006. Revenues in commercial printing increased slightly in 2006, both in our non-recurring and our recurring revenue streams. In 2006, we strengthened our market leadership in the continuous feed printer market.

Growth of color: A noteworthy development is the growing demand for color in this market, where we have launched the full color Océ CPS800/900 series and the latest versions of the Océ VarioStream 9000 series, which can print not only black-and-white but also two highlight colors. We also sell OEM equipment to meet the demand for color.

Breakthrough in the printing industry sector: In the black-and-white segment, a breakthrough occurred in digital book printing. The reason for this was the substantial quality improvement that was demonstrated by digital printing, one example being the Océ VarioStream 9000. For several leading printing companies, this was the reason for placing extensive orders with us. With the new equipment, they are producing small, on-demand print runs of high quality books for publishers. Thus, they avoid holding inventories and paying for storage costs, while eliminating waste. This means that a considerable part of the current offset market has come within reach of digital printing. Specifically for this market segment, in 2006 Océ introduced the Océ VarioStream 9210 GraphicArtsplus. The new Océ VarioPrint 6250 is also expected to play an important role in the graphic arts industry. This machine’s speed and print quality make it eminently suitable for the production of manuals, books and technical documentation, even in a personalized form. The interest of the commercial market for this unique machine has therefore been high.

Trends. The growth in the commercial digital printing segment is caused, on the one hand, by the outsourcing of printing work by the corporate environment to commercial printers and, on the other, by the migration of printed matter that was traditionally produced on offset presses to digital printers. This migration is made possible by the decreasing costs and the increasingly higher quality and productivity of digital printers and the availability of software solutions that are tailored to the needs of the commercial segment. The shift from offset to digital printing is being stimulated by the growing demand for short print runs and personalized documents. The greatest potential is in the book printing market. A number of big printing companies are already offering on-demand printing services for books from a database consisting of thousands of titles. The percentage of pages printed in color is still relatively low due to the comparatively high variable cost of color.

Strategy. We aim to strengthen our global position in continuous feed solutions for the most productive segment of digital printing and to become one of the prominent suppliers in the high volume cutsheet segment. Océ holds a leading position world-wide with its high and very high volume printers in companies that produce mail (marketing services). We aim to strengthen and expand this position further.

In the graphic arts industry, an important growth market for digital printing, we want to achieve a prominent position by providing integrated digital printing solutions for both general and specialized commercial printers. We aim to expand our position as a major supplier to printshops, copyshops and digital print providers. Of great importance in this market is the bundling of hardware and software that we offer. We continue to expand our sales staff and sales support departments so that our sales and support staff possess the know-how and expertise of the specific requirements and business processes of this sector.

Océ Business Services Business Group

Developments in 2006. Océ Business Services showed healthy growth in 2006. Océ Business Services grew both in Europe and in the United States while maintaining profitability. This growth occurred initially in the outsourcing areas in which we are traditionally strong, such as fleet management, printroom and mailroom activities. There was also growth in the more complex finance and administration services, technical documentation services, record management services and e-discovery services that support providers of legal services. With these services, known as document process outsourcing, we directly support the core activities of our customers and are therefore active at a higher level within the organization. We intend for Océ Business Services to grow in these high value services. One example of this development is the November 2006 acquisition of CaseData.

In 2006, Océ Business Services developed a system that offers a direct link between the customer and the front and back offices of Océ Business Services for most services, including more complex services. This gives the customer a continual, up-to-date overview of the status of the services that Océ Business Services is providing to the customer, making our service as transparent as possible. Since this approach replaces detailed post-transaction reporting, Océ Business Services can respond quickly to special circumstances, enabling continuous performance management.

Trends. The outsourcing market is large and growing strongly because an increasingly wider range of activities are being outsourced. To a growing extent, outsourcing also includes complex specialist services that are close to the customer’s core activities. Especially in the United States where outsourcing had its origins at the level of the mailroom and central printing activities, the character of the market is changing with the arrival of an increasing number of new suppliers. These suppliers offer not only the traditional mailroom and printing services but also offer a wide range of other services. Since the existing suppliers are also improving and broadening their service offerings, competition to provide simple services is growing quickly. Better margins can be realized with the higher value, more complex services. In Europe, where outsourcing was adopted more recently, businesses are more readily inclined to outsource the more complex activities that are linked to the management of complete information flows from the beginning of the service contract.

Strategy. Océ is focusing on boosting its profitable revenues from Océ Business Services. For example, this means a shift in emphasis away from mailroom and printroom services towards the more complex management of the physical and electronic document flows in businesses and by offering additional document related services. To achieve this, Océ is investing in the development and expansion of these complex services. The sale, implementation and management of these services will require additional investments in sales and marketing. We will continue to focus on the services in which printing plays an important role.

Wide Format Printing Systems or “WFPS” Strategic Business Unit

The WFPS strategic business unit comprises three business groups.

•

The Technical Document Systems business group offers technical applications for customers such as construction companies, architectural and engineering offices, industrial, utilities and telecommunications businesses and the government (print-for-use) and commercial applications specifically for reprographic businesses and digital print providers (print-for-pay).

•

The Display Graphics Systems business group supplies applications for the graphics industry and the advertising sector with applications that are used for indoor and outdoor advertising and other forms of graphic communication. These applications are produced either in-house (print-for-use) or by digital print providers and reprographic businesses (print-for-pay).

•	The Imaging Supplies business group concentrates on the supply of print media and profiles for media, ink and printer combinations for all customer groups.

The following is a summary of each customer segment within each group, the products and services provided by each group and the primary competitors of each group within the WFPS strategic business unit.

	Primary Customer Groups	Products and Services	Competitors
Technical Document Systems	Print-for-use Construction companies Architectural and engineering offices Industrial companies Utility companies Telecommunications businesses Government	Wide format production printers for work group and office environments, in both black-and-white and color. Wide format scanners. Print management and distribution software. Financial services.	Fuji-Xerox Hewlett-Packard KIP Ricoh Xerox

Print-for-pay Reprographic businesses Digital print providers

Display Graphics Systems

Print-for-use

Corporate and retail in-house printing

Advertising and design agencies

Print-for-pay

Digital print providers

Printing works

Reprographic businesses

Photo processing laboratories

Silkscreen printers

		Wide format production printers (roll-to-roll and flatbed) for indoor and outdoor applications. Print workflow and rasterization software. Financial services.	Colorspan Durst EFI/Vutek Epson Hewlett-Packard/Scitex Mimaki Mutoh Nur Roland

Imaging Supplies	All customer segments of: Technical Document Systems Display Graphics Systems Corporate Printing Systems Commercial Printing Systems Océ Business Services	Wide format media. Display graphics media. Print media for office and for commercial graphic applications (business graphics media). Profiles for media, ink and printer combinations.	3M Buhrmann/Corporate Express Hewlett-Packard Intelicoat Paperlinx Sihl Xerox

New WFPS Products introduced in 2006

The following table lists new products introduced by the WFPS strategic business unit in 2006, including the name of the product, the applicable business group and the application of the product:

Product	Business Group	Application
Océ TDS700	Technical Document Systems	Highly flexible wide format reproduction system that can be fully tailored to the needs of users in a central printroom or in a workgroup/office environment. Features include: optional number of roll drawers, two scanners, various collection trays, including document folder, and a complete software package for processing document flow.

Océ TCS300	Technical Document Systems	Fastest color printer for the computer aided design and geographical information services market; perfect solution for medium sized and small businesses and for engineering departments in bigger companies.

Océ SC2024/2044	Technical Document Systems	High quality wide format color printers for computer aided design, geographical information services and graphics applications. Suitable for small firms (architectural offices, engineering and construction businesses), municipalities and consulting firms.

Océ CS41xx	Technical Document Systems	Stand-alone scanners, successor to the Océ CS4000 scanner series. Suitable for digitization of analogue archives, high quality color copying systems; can be used to copy to several printers (Océ and non-Océ) in one process.

Océ Print Exec Department	Technical Document Systems	Print management solution for departments in small to medium-sized businesses with ability to control wide and small format printers, in color and black-and-white, and to support printing from computer aided design applications and the printing of sets of drawings.

Océ CS7070/7075/7100	Display Graphics Systems	Hybrid inkjet printers with inks that set when exposed to UV light, offering high speeds and suitable for both roll-to-roll printing and for printing on non-flexible materials for advertising hoardings, exhibition materials and outdoor advertising on buildings.

Océ CS9065/9090	Display Graphics Systems	Inkjet color printer that brings the production of high quality indoor and weather-resistant outdoor advertising on flexible materials within the reach of print-for-pay and print-for-use customers.

ONYX V7 Océ Edition	Display Graphics Systems and Technical Document Systems	Modular workflow software for high production printing environments. ONYX ProductionHouse V7 Océ edition and ONYX PosterShop V7 Océ Edition support all Display Graphics Systems printers as well as the color printers in Technical Document Systems.

Technical Document Systems Business Group

Developments in 2006. We are the market leader in black-and-white, and we are the only supplier that can also offer color. In Europe, we hold a strong position among both “print-for-use” and “print-for-pay” users. In the United States, we mainly hold a strong position in the “print-for-pay” sector; in the “print-for-use” sector we still have considerable growth possibilities. Furthermore, Asia is one of the most important growth regions for us. The Technical Document Systems business group experienced a very good year. Both non-recurring and recurring revenues increased significantly. On the whole, we grew faster than the market, both in black-and-white and color. The growth in black-and-white took place mainly in the United States. The growth in the color segment, which occurred largely in Europe, was substantial. In this segment, we offer not only our own products such as the Océ TCS500 but also third-party products. Software played an important role. Particularly the programs for print management and workflow, such as Océ Repro Desk, Océ Print Exec Workgroup and Océ Print Exec Department are major building blocks for the complete solutions that we supply. In addition there is high demand for software for similar applications areas such as the archiving of technical drawings.

Trends. The Technical Document Systems market is expected to remain stable in the years ahead. However, because of the rapid developments in electronic communication and archiving, there will be a further shift from centralized towards decentralized printing, in a location close to the user. In corporate environments, this means a shift of the printing volume towards smaller machines. In various geographic markets, construction activities are still increasing. For Océ, this is important because of the strong market position we have with architectural and engineering offices and with construction companies. For the specialized reprographic businesses, this means an increase in the volume of black-and-white documents. These companies are therefore investing in the replacement and expansion of their equipment and in production management software.

The volume of documents printed on analog machines is still decreasing. Nonetheless, a need for analog systems continues to exist in smaller organizations. The shift to color is taking place slowly but surely, in printing, scanning and copying. Many businesses therefore combine color and black-and-white systems. Particularly in the United States, reprographic businesses that were previously only active in the Technical Document Systems market are now also entering parts of the display graphics market. Because of our strong position in the Technical Document Systems market and our sound knowledge of the display graphics market, we believe that we are the appropriate partner to provide support to reprographic businesses in this area.

Strategy. We are concentrating on product innovation and on making our distribution channel stronger. We aim to build on our leading position in Europe and the United States, to continue our expansion in Japan and to invest in building a strong position in various emerging markets, such as China. In the programs for the development of new products, our main emphasis is on improving the productivity, reliability and ease of use of our products.

Display Graphics Systems Business Group

Developments in 2006. We have built a strong foothold in the Display Graphics Systems market. That is mainly due to the fact that all over the world we can supply the full spectrum of machines, media, inks and color profiles, service, application know-how and consulting. This, in combination with our know-how and expertise, makes us the right partner to help this market, which is still largely working with analog techniques, change to digital printing.

In 2006, our product portfolio still consisted mainly of OEM machines. In September 2006, we presented a completely new printer developed by us. The Océ Arizona 250 GT, a productive printer using UV ink, can be broadly used in the display graphics market. By awarding the Océ Arizona 250 GT with the prestigious DPI Vision Award, the reviewers made it clear that they have a high regard for the possibilities of this machine calling it: “...the new digital imaging product development most likely to have a profound and positive effect on the industry.” We will be selling this machine via our own sales organization and via distributors.

In applications that are used for display graphics, software is vitally important because software determines the print quality and workflow quality and ensures cost-efficiency. An important element in the range of Display Graphics Systems is the Raster Image Processor software for wide format color printers, which is marketed by Onyx Graphics. Release 7.0 of this software came on the market during 2006 helping to make this software by far the most used application in the entire display graphics market.

Trends. Although consolidation is gradually taking place in the higher volume segment of the market, the Display Graphics Systems market is still highly fragmented. An important factor in the development of this market is the success of outdoor advertising, which has proved to be an especially cost effective form of advertising. Another important factor that has an influence is the fact that the average print-runs in wide format are decreasing because advertisements and advertising campaigns now follow each other in rapid succession. As a result, it is more often advantageous to use digital printers instead of analog techniques. Since current response times are much shorter, many traditional printers are now also using digital printing.

Strategy. We aim to grow within several years to a top three position among the suppliers for Display Graphics Systems. We are concentrating on the medium and high volume segment of the market. We offer our customers a balanced range of hardware and software developed by us as well as OEM products. We source these products from a limited number of partners. In almost all cases, the products are supplied to the users in combination with ink and media for specialized applications. Software is an important element in our product offerings in this market. In this market segment, we now concentrate mainly on software for color. Via Onyx, we are the principal supplier of software for Raster Image Processors. This software is crucial for print quality, workflow and for cost efficiency.

Imaging Supplies Business Group

Developments in 2006. The Imaging Supplies product range was expanded during the year by adding a number of new products for the display graphics market, specifically for printers that use solvent inks. We also added new products for the Océ CPS color printers, including paper with special surface effects and new qualities of machine coated paper. In 2006, the Imaging Supplies business group’s sales mainly grew in display graphics materials and in specialty products for the Océ CPS color printers. Sales of wide format materials remained at the same high level as in 2005. Sharp increases in the price of paper on the world market had a negative impact on profitability in 2006 because we could not fully pass on various successive price increases to our customers. Accordingly, our margins came under pressure. In 2006, we made a successful start in the direct purchasing of specialty materials in Asia, including photo paper, vinyl and banner materials.

Trends. Because of continuing digitization and the increasing use of color prints the market for Imaging Supplies is showing considerable growth. Both for office applications and for professional use there is an increasing need for specialty paper types, coated paper and film media. The market is competitive and highly fragmented. Due to the high cost of optimizing efficient logistics processes, some consolidation is taking place. To ensure that printing equipment can operate without disruptions and produce the highest level of quality, including during lengthy runs, the quality of the materials that are used must be accurately tuned to the equipment. Technological know-how and expertise in the area of materials and raw materials are therefore of vital importance to good performance in this environment.

Strategy. The strategy of the Imaging Supplies business group is aimed at profitably expanding our position as a supplier of high quality media for wide format printers in both the Technical Document Systems and the Display Graphic Systems segments. In addition, the business group seeks to provide maximum support for the activities of Digital Document Systems by offering a complete and competitive range of small format media for both color and black-and-white applications. Thanks to the broad range offered by Imaging Supplies, we are able to enhance the value of the total solutions we offer to our customers.

Software & Professional Services

Software & Professional Services provides support to the business groups discussed above. The products and services comprise integrated document management systems (input and output management software, document workflow software and document archiving software) and professional services (training, consulting, implementation and support). We are well positioned to supply both hardware and software as an integrated solution, using our Océ PRISMA product suite, complemented by partner products, and our system consultants, engineers and project managers. Their speciality is the design, integration and implementation of complex solutions, which incorporate both Océ products and third-party equipment. The characteristic features of our products also play a central role: reliability, productivity, durability, ease of use and a low total cost of ownership.

We supply software almost exclusively as part of complete hardware/software solutions. Since printing solutions often operate within complex IT systems, we are increasingly involved in extensive integration projects. Therefore, in 2006 we implemented a training program specifically focused on major system integrations.

Developments in 2006. In 2006, we modified the print output and workflow software for new Océ products such as the Océ VarioStream 9000 and the Océ VarioPrint 6250. We also developed converters to enable customers to use Océ equipment on platforms of other suppliers without the need to add additional servers. In Wide Format Printing Systems, Onyx version 7.0 and a server-based print output management system, Print Exec Department, were introduced for technical corporate environments.

Trends. The rapid advance of digitization is leading to an abundance of digital information, while the flow of information presented on paper is still increasing. The processing of these information flows, both on the input and on the output side, is extremely complex. However, users need simple, user-friendly applications that provide direct support for their daily work. Customers are increasingly asking for complete solutions that are provided and integrated by a single supplier.

Strategy. We aim to achieve a strengthening of our position in the market for output management systems by expanding the breadth and depth of our range of products and by offering combinations of hardware, software and services that are targeted at specific user environments. With our Océ PRISMA and Océ ReproDesk output management software and our Onyx workflow and rasterization software in display graphics, we are one of the most important companies in this market. To improve our market share, we are working on the development of programs that will enable our proprietary software to be integrated with the systems of other suppliers. We are emphasizing job preparation, the transmission of print jobs to printers and production locations and the management of the entire printing process. By working together with our partners, we will gradually expand our output management systems so that they offer complete document management solutions.

Sales and Service

Océ has a strong direct sales and service organization, which provides critical input in our research and development activities and in our overall success. We market and sell our products primarily through our direct sales force of approximately 5,300 employees, sell our maintenance services through approximately 4,900 of our employees and provide business services through approximately 6,900 of our employees. As a result, we have access to a constant flow of up-to-date market and customer feedback and information, which allows us to anticipate and respond quickly to changing market needs.

We sell certain of our products through independent distributors and original equipment manufacturers in regions or with respect to specific market segments, in particular where we do not have our own sales force. Approximately 5% and 6% of our revenues in 2006 and 2005, respectively, were generated using independent distributors and OEMs.

Competition

Océ competes (in whole or in part) with a number of companies with significant financial resources and world-wide operations. Our primary competitors in each strategic business unit are set forth on page 15 (DDS) and pages 21 and 22 (WFPS). In addition, new competitors are entering part of the markets that we serve as the markets rapidly evolve. Our success will depend, in part, on our ability to put distinctive systems on the market, to compete successfully in our current geographic and product markets and to expand into additional geographic and product markets. We believe that our direct sales and service force gives us a competitive advantage because we are able to communicate on an ongoing basis directly with our customers to quickly learn about the changing demands of the market.

Research and Development

Technology plays a key role in our continuing success and our ability to respond to ever changing demands in the market. The success of our products and services is attributable to our ability to develop and market machines, software and services of a high quality and to respond to our customers’ needs. We choose to apply a long term vision when building our product portfolio and when investing in research and development. That choice has yielded breakthrough technologies that offer clear benefits to users. The development of technologies like this requires a lengthy lead-time, often as long as five to ten years. To meet our customers’ needs, we largely develop our technology and products internally at our research and development offices located in the Netherlands, Germany, Belgium, France, Canada, the United States and Romania. Product development takes place in a centrally managed project groups in which all relevant disciplines are represented. Accordingly, we have historically devoted a significant portion of our revenues to research and development. See Item 5, “Operating and Financial Review and Prospects”, for a further discussion about our research and development policies and details regarding our historical expenditures on research and development.

Intellectual Property

As noted above, our technology is critical to our success. We rely on a combination of patents, copyrights, trade secrets and other measures to protect our proprietary technology. At November 30, 2006, we held 5,871 patents and patent applications pending throughout the world. We consider our patent position to be important to protect our technology and proprietary information and our ability to conduct our business. We also believe that our trademark “Océ”, which is registered in most areas of the world, is essential to our business. In addition, we require any third-party that may have access to our proprietary information to enter into arrangements to protect our proprietary information and technology.

Manufacturing, Logistics and Suppliers

We manufacture our strategic parts (such as process drums, black-and-white and color toners, organic photoconductors and silicone materials) at our own facilities. Our principal manufacturing facilities are in Venlo, the Netherlands, Poing, Germany, Prague/Pardubice, Czech Republic and Vancouver, Canada. In combination with the machines in which they are included, these strategic parts create unique properties that distinguish our products from those of our competitors.

Most of our non-strategic sub-assemblies and modules are manufactured by external suppliers. In order to ensure that the components of the sub-assemblies and modules meet Océ’s specifications, we generally involve our third-party suppliers early in the development of a product.

In 2004, we began to relocate part of our manufacturing and assembly activities from the Netherlands to Central Europe and Asia. In 2005, we opened our “Océ Asian Technology Center” to support and speed up relocation activities. The outsourcing of our manufacturing continued in 2006, and by the end of 2006, approximately one-half of the production value of our machines manufactured in Venlo had been relocated to Asia. By the end of 2008, we expect that about 80% of the current Venlo production value will originate from Asia. Ultimately, the facilities in Venlo will only manufacture or assemble complex systems, machines that are produced in small series, and strategic materials. The manufacturing activities which are being relocated to Central Europe or Asia relate only to non-strategic parts and components to be produced by third parties, most of which will be shipped to our facilities to be included in the final assembly of machines.

Management believes that our external suppliers are capable of meeting our current and future (near and mid-term) requirements, and we have not experienced any meaningful increases in the prices of these materials nor difficulty in obtaining these materials from our external suppliers.

In recent years, fundamental changes in the transport of machines, service components and supplies have brought a considerable reduction in logistics costs. There has also been a further improvement in delivery reliability and response speed. We now apply an integral supply chain management system for Europe, North America and the Asia/Pacific region. Deliveries to customers are made through a number of logistics centers which are managed from Venlo and Poing, Germany and which ensure an efficient supply of machines, spare parts and toners. Following the acquisition of Imagistics, all of our service components in the United States are centrally managed. Because our customers can compile their configuration from a broad range of models and options, the equipment that we supply is often highly specific. By ensuring that all components are available in a logistics center at all times, the systems can be configured and tailored to meet customer-specific requirements in locations that are close to the main sales areas. In this way, delivery times are reduced and transport costs minimized. For Europe and the United States such a logistics system was already operational and during 2005 a center was also set up in Singapore to handle the supply chain for the entire Asia/Pacific region.

Product-related purchasing is organized around a series of “commodity groups”, which comprise the most commonly used materials and components. We are increasingly sourcing these commodities from subcontractors and contract manufacturers.

The purchasing of non-production items, including property, insurance, IT and transportation, was centralized in 2006 within a separate organization that reports directly to the Chief Technology and Operations Officer. Here too, a system of commodity groups is used, which means that purchasing is done centrally resulting in more favorable pricing.

Seasonality

We have historically experienced a decrease in sales during the third quarter due to the holiday season in Europe and an increase in sales in the fourth quarter.

Governmental Policies

As a global company that is commercially active in over 90 countries, our business is subject to direct and indirect regulation in each of the countries in which we do business. As a result, changes in various types of regulations could adversely affect our business. The implementation of new technological or legal requirements could impact our products, manufacturing or distribution processes, and could affect the timing of product introductions, the cost of production or products as well as their commercial success. Moreover, regulations that adversely affect the pricing of our products could affect net sales and operating profit. The impact of these changes in regulations could adversely affect our business even where the specific regulations do not directly apply to us or our products.

C. Organizational Structure

Océ N.V. is a holding company that conducts its operations through a variety of subsidiaries. The following is a list of Océ’s principal subsidiaries which sets forth each subsidiary’s name, principal location and country of incorporation, and a list of its minority holdings. Océ owns 100% of the equity (and holds 100% of the voting power) of each subsidiary listed except for Océ Japan Corporation of which Océ owns 95% of the equity (and holds 95% of the voting power) since February 2005, and Océ-Poland Limited, Sp. Z.o.o. of which Océ owns 97.5% of the equity and voting power since September 2005.

Europe
Océ-Belgium N.V./S.A.	Brussels	Belgium
Océ Software Laboratories Namur S.A.	Gembloux	Belgium
Océ Nordic Holdings ApS	Copenhagen	Denmark
Océ-Danmark a/s	Copenhagen	Denmark
Océ Holding Deutschland Verwaltungsgesellschaft m.b.H.	Mülheim/Ruhr	Germany
Océ-Deutschland G.m.b.H.	Mülheim/Ruhr	Germany
Océ-Deutschland Business Services G.m.b.H.	Mülheim/Ruhr	Germany
Océ Printing Systems G.m.b.H.	Poing	Germany
Océ Document Technologies G.m.b.H.	Konstanz	Germany
Océ-Finland Oy	Helsinki	Finland
Océ-France S.A.	Noisy-le-Grand	France
Océ-Business Services S.A.	Noisy-le-Grand	France
Océ Print Logic Technologies S.A.	Créteil	France
Océ-Hungária Kft.	Budapest	Hungary
Océ-Ireland Ltd.	Dublin	Ireland
Océ-Italia S.p.A.	Milan	Italy
Océ-Technologies B.V.	Venlo	the Netherlands
Océ-Nederland B.V.	‘s-Hertogenbosch	the Netherlands
Arkwright Europe B.V.	Venlo	the Netherlands
Océ-America, Inc.	Venlo	the Netherlands
Océ Business Partners, Inc.	Venlo	the Netherlands
Océ General Partnership	Venlo	the Netherlands
Océ-Norge A.S.	Oslo	Norway
Océ-Österreich Ges.m.b.H.	Vienna	Austria
Océ-Poland Limited, Sp. Z o.o.	Warsaw	Poland
Océ-Portugal Equipamentos Gráficos S.A.	Lisbon	Portugal
Océ Software S.R.L.	Timisoara	Romania
Océ-Slovenká republika s.r.o.	Bratislava	Slovakia
Océ-Iberia Holding Valores, S.L.	Barcelona	Spain
Océ-España S.A.	Barcelona	Spain
Océ-Czech republika s.r.o.	Prague	Czech Republic

Océ (UK) Limited	Brentwood	United Kingdom
Océ Imagistics (UK) Limited	Brentwood	United Kingdom
Océ Svenska AB	Stockholm	Sweden
Océ (Schweiz) A.G.	Glattbrugg	Switzerland

North America
Océ-USA Holding, Inc.	Chicago, Illinois	USA
Océ North America, Inc.	Chicago, Illinois	USA
Océ Imagistics Inc.	Trumbull, Connecticut	USA
Arkwright, Inc.	Fiskeville, Rhode Island	USA
Océ Business Services, Inc.	New York, New York	USA
Océ Reprographic Technologies, Corp.	Phoenix, Arizona	USA
Océ-Canada, Inc.	Toronto	Canada
Onyx Graphics, Inc.	Salt Lake City, Utah	USA
Océ Imagistics Canada Inc.	Mississauga	Canada
Océ-Mexico S.A. de C.V.	Mexico City	Mexico

Asia/Pacific
Océ-Australia Ltd.	Scoresby	Australia
Océ Office Equipment (Shanghai) Co., Ltd.	Shanghai	China
Océ Rental (Shanghai) Co., Ltd.	Shanghai	China
Océ (Hong Kong China) Ltd.	Hong Kong	Hong Kong
Océ-Japan Corporation	Tokyo	Japan
Océ Malaysia Sdn. Bhd.	Petaling Jaya	Malaysia
Océ (Singapore) Pte. Ltd.	Singapore	Singapore
Océ (Thailand) Ltd.	Bangkok	Thailand

Other countries
Océ-Brasil Comércio e Indústria Ltda.	São Paulo	Brazil

Direct Export/Emerging Markets
Océ Direct Export/Emerging Markets (division of Océ-Technologies B.V.)	Venlo	The Netherlands

Financing companies
Océ-Australia Finance Pty. Ltd.	Scoresby	Australia
Océ-Interservices N.V./S.A.	Brussels	Belgium
Océ-Deutschland Financial Services G.m.b.H.	Mülheim/Ruhr	Germany
Océ-France Financement S.A.	Saint-Cloud	France
Océ (UK ) Finance Ltd..	Brentwood	United Kingdom
Océ-Renting S.A.	Barcelona	Spain
Océ Financial Services, Inc.	Boca Raton, Florida	USA

Minority holdings
Heliozid Océ-Reprographic (Cyprus) Ltd. (25%)	Cyprus	Cyprus
Datapost Ptc. Ltd. (30%)	Singapore	Singapore

D. Property, plants and equipment

We own or lease the following material facilities:

Location	Principal Use/Products Produced	Owned/Leased	Approximate Square Feet/ Square Meters
the Netherlands:
Venlo	Headquarters	Owned	28,673 sq. mtr.
	Research and Development	Owned	53,199 sq. mtr.
	Manufacturing of Printing	Owned	77,600 sq. mtr.

Equipment
	Manufacturing of Printing Equipment	Operational lease	7,880 sq. mtr.
	Manufacturing of Consumables	Owned	53,280 sq. mtr.
	Warehouse supplies	Operational lease	26,810 sq. mtr.
	Warehouse spare parts	Owned/Operational lease	11,000 sq. mtr.
‘s-Hertogenbosch	Offices	Owned	10,930 sq. mtr.

Germany:
Mülheim/Ruhr	Offices and Warehouse	Owned	10,073 sq. mtr.
Poing	Offices Research and Development, Manufacturing and Warehouse	54% Owned 54% Owned	34,409 sq. mtr. 78,750 sq. mtr.

France:
Noisy-le-Grand	Offices	Owned	14,000 sq. mtr.
Créteil	Offices and Research and Development	Owned	6,418 sq. mtr.

England:
Brentwood	Offices	Operational lease	38,360 sq. mtr.

United States of America:
Chicago, IL	Offices Warehouse	Operational lease Operational lease	156,500 sq. ft. 202,000 sq. ft.
Boca Raton, FL	Offices	Operational lease	144,000 sq. ft.
Trumbull, CT	Offices	Owned	77,128 sq. ft.
Columbus, OH	Warehouse	Operational lease	217,864 sq. ft.
Mount Laurel, NJ	Warehouse	Operational lease	106,000 sq. ft.
Guilford, CT	Manufacturing of Supplies	Owned	118,852 sq. ft.
Fiskeville, RI	Manufacturing of Supplies	Owned	216,784 sq. ft.
Charleston, IL	Manufacturing of Supplies	Owned	102,802 sq. ft.
Corona, CA	Manufacturing of Supplies	Owned	71,907 sq. ft.

Canada:
Richmond	Offices, Research and Development, Manufacturing and Warehouse	Operational lease	45,800 sq. ft.

Each of the properties listed above is owned or leased by Océ free of any material encumbrances.

The Mount Laurel facilities lease contract has been terminated as of January 31, 2007.

The land and buildings in Poing, Germany, are owned by a company in which we hold a 54% interest and which is controlled by and fully consolidated by us. The remaining 46% is owned by a third-party and is included as a minority interest in our consolidated financial statements. For 2007, the rent is a fixed amount of Euro 5.6 million. We entered into a new lease agreement which commences on December 1, 2006. The new lease term is 14 years.

In addition to the principal properties listed above, we also own and lease office and warehouse space throughout the world where necessary to conduct our business. Certain facilities were subject to operational leases, amounting to Euro 53 million and Euro 58 million as of November 30, 2006 and 2005, respectively.

We believe that our production and other facilities are in good operating condition. We do not have any major plans to construct, expand or improve any facilities. Our facilities currently have adequate production capacity to meet our needs in the short and mid-term future. We believe that we can quickly increase our production capacity in the event that demand for our products increases or we otherwise need to increase our production capacity.

Item 4A	UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This Item 5 is qualified by reference to and should be read in conjunction with our consolidated financial statements and notes thereto included in this report. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS). For a reconciliation of our consolidated financial statements to U.S. GAAP and a discussion of the differences between IFRS and U.S. GAAP see Note 37 to our consolidated financial statements and “Critical Accounting Policies and Estimates” below. The discussion and analysis below contains forward-looking statements concerning our operations, economic performance and financial condition. For more detailed information regarding the risks involved in forward-looking statements, see Item 3, “Key Information”.

Océ N.V. has adopted IFRS issued by the IASB and adopted by the European Union as the primary accounting basis for its consolidated financial statements as of December 1, 2005 for fiscal year 2006. For Océ N.V., there are no differences between IFRS as adopted by the European Union and as issued by the IASB. Up to and including fiscal year 2005 (ending November 30, 2005), we prepared our consolidated financial statements under Dutch GAAP. We have converted the comparative consolidated financial statements for fiscal year 2005 to IFRS. The transition date is December 1, 2004. The information contained in this report is prepared and presented in accordance with SEC Release No. 33-8567 “First-Time Application of International Financial Reporting Standards”. The SEC has provided a one-time accommodation permitting foreign private issuers for their first year of reporting under IFRS to file two years rather than three years of income statement, changes in equity attributable to shareholders and cash flows in accordance with IFRS, with appropriate related disclosure. We have prepared our IFRS opening balance sheet at December 1, 2004 in accordance with IFRS 1 “First-time Adoption of International Financial Reporting Standards”. In preparing these consolidated financial statements, we have applied all of the mandatory exceptions and certain optional exemptions from full retrospective application of IFRS. Dutch GAAP varies in certain significant respects from IFRS, and financial statements prepared in accordance with Dutch GAAP may not be comparable with financial statements prepared in accordance with IFRS. For more information about the impact of the adoption of IFRS on our consolidated financial statements, including a discussion of the optional exemptions from full retrospective application of IFRS elected by Océ, see Notes 1 and 2 to the consolidated financial statements. It is important to understand that the impact on external reporting does not change the fundamental economic realities of Océ’s business or the way Océ manages its business.

In Item 5 and elsewhere in this report, the term organic growth is used when comparing revenues from different fiscal years. We define organic growth as the change compared to the prior fiscal year, excluding the effects of acquisitions or dispositions and excluding currency effects.

In 2006 the results of Imagistics have been fully integrated in the Océ Group, which makes it impossible to calculate the exact impact of the acquisition of Imagistics. For this reason we have used the term “indicative” when comparing organic revenues from different fiscal years.

Executive Summary

Introduction to Océ. Océ is one of the world’s leading suppliers of professional printing and document management systems. We develop and manufacture systems for the production, distribution and management of small and wide format documents in color and black-and-white. Our products include printers, scanners, peripheral printing equipment and media as well as document management software and other products to integrate printing and document production systems. We are commercially active in over 90 countries, and have our own sales and service establishments in over 30 countries. We employed approximately 23,800 people on a worldwide basis as of November 30, 2006. In 2006, our total revenues were Euro 3,110 million with operating income of Euro 102 million. For more information about our business, see Item 4 “Information on the company”.

Business Model. We are one of the few suppliers that is active in the entire value chain of printing systems, including development, manufacturing, sales and financing and the provision of services (which includes maintenance). Because of constant feedback within the chain, we are able at all times to anticipate and respond alertly to changing market requirements and new market opportunities. We have two strategic business units, Digital Document Systems for small format printing and Wide Format Printing Systems for wide format printing. Digital Document Systems serves the market through our Corporate Printing Systems, Commercial Printing Systems and Océ Business Services business groups. Wide Format Printing Systems serves the market via the Technical Document Systems, Display Graphics Systems and Imaging Supplies business groups. A separate group, Software & Professional Services, focuses on the development and implementation of software for printing systems and supports all of our business groups. In a number of countries in which Océ itself is not represented, we make part of our product range available via specialized distributors. Through our own research and development, we develop our basic technologies and the majority of our product concepts. The direct feedback of customer experiences serves as an important source for solutions for concrete, current and future needs. We also broaden and strengthen our innovative capacity through alliances with strategic partners and cooperation with co-developers and with original equipment manufacturers for printing systems in the high, medium and low volume segments.

Revenues. Our revenues are classified into “non-recurring revenues”, which are revenues from the sale of machines, software and professional services, and “recurring revenues”, which are revenues from the sale of maintenance service, materials, rentals, interest and business services. As a result of the outsourcing of the majority of our finance lease portfolio, we ceased providing separate financial information for our financing activities in 2006.

Our revenues decreased significantly from 2002 to 2005 as a result of our gradual outsourcing of our lease activities to third parties, currency effects and general economic conditions. In 2006, our revenues returned to 2002 levels due largely to our acquisition of Imagistics in 2005. The increases in both recurring and non-recurring revenues were primarily due to the contribution made by Océ Imagistics.

The following factors had a significant impact on Océ’s results in 2006:

•

Acquisition of Imagistics. Océ’s acquisition of Imagistics was completed in October 2005, and 2006 was the first full year in which Imagistics’ revenues have been included in the consolidated results. The combination of Imagistics with the Océ Group’s results significantly increased recurring and non-recurring revenue. Almost all of the revenue increase of 16.2% in 2006 was due to Imagistics. Without the contribution made by Océ Imagistics and exchange rate effects, revenues were practically the same as in 2005, showing an (indicative) increase of 0.3%

•

Underperformance of the DDS Strategic Business Unit. In 2006, our DDS business unit (when excluding the effects of the acquisition of Imagistics) underperformed. Although revenues for the DDS business unit increased by 21.2% in 2006, without the contribution made by Océ Imagistics, revenue would have declined by 1.5% (indicative). The decline was attributable in particular to delivery and product issues which have been largely solved. Exchange rates had only a slight effect on the revenues of the DDS strategic business unit.

•

Impact of Foreign Currency Exchange Rates. As a global business, foreign currency fluctuations can have a positive or negative effect on our financial results. Generally, our consolidated financial statements are effected by foreign currency fluctuations in three respects: “transaction exposures”, “translation exposures” and the net influence of hedging, which are further discussed on page 40. During 2006, the U.S. dollar on average remained at virtually the same level as in 2005, but the exchange rate of the U.S. dollar at November 30, 2006 was weaker than at November 30, 2005.

Transactions denominated in foreign currencies are included at the exchange rate applicable at the time that the transaction took place. Exchange rates had an aggregate positive effect on our operating income in 2006 of Euro 7.2 million, which was mainly due to the net influence of hedging and the transaction result. Exchange rates had a negative net impact on our equity attributable to shareholders at November 30, 2006 of Euro 42.5 million. For more information about the effect of foreign currency exchange rates, see “– Results of fiscal year 2006 compared to fiscal year 2005 – Impact of Foreign Currency Fluctuations”.

•	Sale of Finance Lease Portfolio. In 2001, based on extensive research, we announced that we intended to outsource our lease activities to third parties while retaining the “one-stop” shopping concept.

We have adopted two approaches to outsource our finance lease program. In the United States, we have established Océ-Financial Services, which is responsible for all leasing activities in the United States. Under this structure, Océ-Financial Services negotiates and enters into the initial leasing agreement with the customer. In due course, Océ-Financial Services sells the lease receivables (together with the title to the underlying machines) to third-party fundors. Océ-Financial Services carries out activities such as invoicing and the collection of accounts receivable on behalf of third-party fundors.

In Europe and the rest of the world, we have entered into (or intend to enter into) private label agreements with third-party fundors. In December 2001, we entered into a private label agreement with Telia Finans AB to outsource our finance lease portfolio and financing activities in Scandinavia. In 2002, we entered into a private label agreement with DLL, a subsidiary of Rabobank, to outsource our lease activities and the existing finance lease portfolio in the Netherlands, Belgium, Spain, France, Germany and the United Kingdom/Ireland. In 2004, DLL acquired Telia Finans AB, allowing us to further standardize this process in the covered countries. In 2004, we entered into a private label agreement with CIT for the outsourcing of lease activities in Italy, Switzerland, Australia, Central Europe and South East Asia.

On November 30, 2005, we had sold approximately two-thirds of our finance lease portfolio to third parties. The transfers of portions of the existing lease portfolio resulted in a book profit of Euro 4.7 million in 2005 and Euro

2.5 million in 2006. During 2006, a total of Euro 38 million worth of existing finance lease receivables and underlying equipment were sold on a non-recourse basis to external lease partners. The sale of the lease portfolio has meant that interest income from leases has decreased in recent years. In 2005, this item amounted to Euro 36 million compared to Euro 30 million in 2006. As of the end of 2006, we had Euro 313 million (of which Euro 9.4 million is classified as non-current assets held for sale) of lease receivables remaining on our balance sheet. As of the end of 2005, we had Euro 343 million of lease receivables remaining on our balance sheet.

•

Research and development. In 2006 a total of Euro 25 million (net of cumulative amortization) of research and development expenditures were capitalized as intangible assets primarily due to the increased number of new products that were launched in 2006 compared to 2005.

•

Pension provisions. In fiscal year 2006, in several countries we reached agreements on significant changes to our pension schemes. The significant changes relate, amongst other things, to a change from defined benefit plans to defined contribution plans, mainly in the United States. In 2006, as a result of the plan amendments (which are treated as curtailments under IFRS), we released Euro 16.5 million of the provision for pensions to the income statement.

In fiscal year 2005, we reached agreement with our social partners (trade unions and workers councils) in the Netherlands whereby pension obligations with effect from January 1, 2006 are based on career average salary rather than on the amount of an employee’s final pay at the end of his or her career. In 2005, as a result of the plan amendments (which were treated as curtailments under IFRS) we released Euro 69.4 million of the provision for pensions to the income statement.

•

Restructuring. In November 2005, in our ongoing effort to maintain efficiencies and to reduce operating expenses we announced a restructuring in Europe. We also took measures in the United States to increase profitability. In part, these measures ran in parallel with the integration of Imagistics. The restructuring has led to a reduction of approximately 500 jobs in Europe and a reduction of approximately 300 jobs in the United States. The restructuring plans initiated in 2005 continued in 2006. As a result, we set up a provision for Euro 18.0 million (2005: Euro 33.1 million) to cover the restructuring costs. In 2006, the restructuring costs mainly related to personnel costs. In 2005, the restructuring costs mainly related to personnel costs and costs in connection with onerous contracts in respect of buildings.

Costs savings in 2006 have been realized according to plan. Targeted savings in Europe amount to Euro 35 million per year of which Euro 21 million has been realized in 2006. In 2007 the additional Euro 14 million in cost savings is expected to be realized. Targeted savings in the United States amount to Euro 15 million per year of which Euro 8 million has been realized in 2006. In 2007, an additional Euro 7 million in cost savings is expected to be realized.

Operating Expenses. One of the consequences of our business model is that we have high personnel and fixed costs. These costs account for a large proportion of our total expenses of Euro 1,167 million in 2006. Because the amounts of these costs are generally fixed, we are constantly trying to reduce our expenses in other areas. In 2006, we continued to implement previously-announced plans to relocate part of our manufacturing and assembly activities from Venlo, the Netherlands to lower cost facilities in Central Europe and Asia. By the end of 2008, about 80% of Venlo production value is expected to originate from Asia and Central Europe. Ultimately, the facilities in Venlo will only manufacture or assemble complex systems, machines that are produced in small series, and strategic materials. The manufacturing activities which are being relocated to Central Europe or Asia mainly relate to non-strategic parts and components to be produced by third parties.

Critical Accounting Policies and Estimates

IFRS

Our significant accounting policies are discussed in Note 0 to our consolidated financial statements which have been prepared in accordance with IFRS.

When we prepare our consolidated financial statements, we select certain accounting principles and methods and make certain assumptions, estimates and judgments relating to our financial condition and disclosure, which require management’s subjective and complex consideration of a variety of matters.

We base our assumptions and estimates, and make our judgments, based on our historical experience, our expectations for the future and various other factors that we believe are reasonable under the circumstances. Our actual results may differ significantly from our assumptions, estimates and judgments and our financial condition could be significantly different if we used different assumptions, estimates and judgments. The following is a brief discussion of the significant assumptions, estimates and judgments that we make which could impact our financial condition and results of operations. See also Note 5 of our consolidated financial statements.

Valuing intangible and tangible long-lived assets

As of November 30, 2006 and 2005, intangible long-lived assets amounted to Euro 548 million and Euro 562 million, respectively, and tangible long-lived assets amounted to Euro 540 million and Euro 579 million, respectively. The decrease was mainly related to exchange rate effects.

Intangible assets with a finite life are valued at acquisition or manufacturing costs, less accumulated amortization and any impairments. We amortize these intangible assets on a straight line based over their estimated useful lifetime, up to a maximum period of 20 years. We estimate that the useful life of software is 3 to 7 years, technology is 5 to 20 years, customer base is 5 to 10 years, trademarks are 2 to 10 years and other intangible assets are up to 5 years. Goodwill represents the excess of the cost of an acquisition over the fair value of Océ’s share of the net identifiable assets of the acquired subsidiary at the date of the acquisition. Goodwill has an infinite life.

Tangible long-lived assets are valued at acquisition or manufacturing costs, less accumulated depreciation and any impairments. We depreciate tangible long-lived assets on a straight line based on the expected useful lifetime of the relevant asset. In general, we estimate that the useful life of property and plants is 20 to 50 years, production equipment is 3 to 10 years, other equipment is 3 to 5 years, other fixed assets is 3 to 7 years and rental equipment is 3 to 5 years.

Intangible assets and tangible long-lived assets with a finite life are subject to depreciation or amortisation and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that have an infinite useful life, for example goodwill, are not subject to amortization but are tested annually for impairment.

Under IFRS, we test at least annually whether goodwill has suffered any impairment by comparing the recoverable amounts of cash-generating units with their carrying amount. Under U.S. GAAP, we are required to apply a two step test for impairment testing of goodwill. First, the fair value based on discounted cash flows and the carrying amount of the reporting unit including goodwill is compared (at least annually). If the fair value of the reporting unit is less then carrying amount, goodwill is considered to be impaired. As the second step, the goodwill impairment is measured as the excess of the carrying amount of the goodwill over its implied value.

Under IFRS, we measure the impairment of other intangible assets and tangible long-lived assets by comparing the recoverable amounts of cash-generating units with their carrying amount. Under U.S. GAAP, we are required to apply a two step test. First the assets are measured against the undiscounted cash flows. If impairment exists, the entity must measure impairment by comparing the asset’s carrying value to its fair value.

In determining the recoverable amount of a cash-generating unit and a reporting unit, we make estimates about future cash flows based on the value in use. We also make estimates and assumptions concerning future revenues, future costs, future carrying amount, Weighted Average Cost of Capital and future inflation rates.

Provision for inventory obsolescence

As of November 30, 2006 and 2005 inventories amounted to Euro 340.4 million and Euro 363.5 million. Allowances for obsolescence amounted to Euro 179.2 million and Euro 192.1 million at November 30, 2006 and 2005, respectively. The allowances for obsolescence are primarily related to used equipment and specific provisions for inventory.

A large part of our inventory relates to printing and copying machines which have been returned by the customers at the end of the operating lease term. These machines are included in inventory at their original cost less cumulative depreciation. The cumulative depreciation of Euro 86.0 million and Euro 82.0 million is included in the allowances for obsolescence at November 30, 2006 and 2005, respectively.

In determining provisions for inventory obsolescence, we make assumptions and estimates based on the historical usage of the various product categories versus current inventory levels and specifically identified obsolescence risks (e.g., end of life of related machines, the remaining service period of these machines and the impact of new environmental regulations).

Provision for impairment of trade and finance lease receivables

As of November 30, 2006 and 2005, trade receivables amounted to Euro 549.0 million and Euro 567.6 million, respectively. Provisions for impairment of trade receivables amounted to Euro 53.2 million and Euro 62.6 million at November 30, 2006 and 2005, respectively.

As of November 30, 2006 and 2005, finance lease receivables amounted to Euro 313 million (of which Euro 9.4 million was classified as non-current assets held for sale) and Euro 343 million, respectively. Provisions for impairment of finance lease receivables amounted to Euro 7.4 million and Euro 15.9 million at November 30, 2006 and 2005, respectively. During 2006, Euro 6.1 million of the provision for impairment of finance lease receivables was released to the income statement due to a change in accounting estimate and is included in selling and marketing expenses. During 2005, Euro 7.5 million of the provision for impairment of trade receivables was released to the income statement due to a change in accounting estimate. This amount was included in selling and marketing expenses.

In determining provision for impairment of trade and finance lease receivables, we base our assumptions and estimates, and make our judgments based on ageing and specific developments regarding our customers (e.g., creditworthiness and market developments). The provision for impairment of trade and finance lease receivables is reviewed periodically to assess the adequacy of the provision.

Determination of appropriate revenue recognition treatment

Accounting for leases of machines and other equipment involves making complex assumptions and significant judgments. If a lease is accounted for as an operating lease, we recognize revenue from the rental of the machines over the lease term. If a lease is accounted for as a finance lease, we recognize the revenue from the sale of the machine at the beginning of the lease term and interest income from the financing of the machine over the lease term.

Under IFRS, classification of leases as finance leases is based on the extent to which risks and rewards incident to ownership of a leased asset are transferred to the lessee. Under U.S. GAAP, at least one of the following criteria is required to be met in order to account for a lease as a finance lease as opposed to an operating lease:

•	ownership transfers by the end of the lease term;

•	the lessee has a bargain purchase option for the machine at the end of the lease term;

•	the lease term is equal to or greater than 75% of the economic life of the machine; or

•	the present value of the minimum lease payments is equal to or greater than 90% of the fair market value of the machine.

Under IFRS and U.S. GAAP, the economic life of the machine and the fair value of the machine at the beginning and the end of the lease term are estimated. The estimates are based upon our historical experience with the economic lives of our equipment.

At the beginning of a lease term, we also estimate the fair value of the machine and the residual value of the machine at the end of the lease term. We determine the residual value of a machine at the end of the lease term based on our forecasts of supply and demand for similar products, our expected date of retirement of the product, future product launch plans, the term of the lease, customer behavior, re-manufacturing strategies, competition and technological changes. Because we are the developer, manufacturer and servicer of our products, we do not believe we have any significant risks to recovery of our recognized residual values.

In addition, we sell our equipment and services on a stand-alone basis and also enter into bundled arrangements that contain multiple deliverable elements. These multiple element arrangements typically include equipment, services, supplies and financing components for which the customer pays a single defined price for all elements. These arrangements typically also include a variable service component for copy volumes in excess of a stated minimum. When separate prices are listed in these multiple element arrangements with our customers, they may not be representative of the fair values of those elements because the prices of the different components of the arrangement may be altered in customer negotiations, although the aggregated consideration may remain the same. Therefore, revenues under these arrangements are allocated based upon estimated fair values of each element. The fair value of each element is estimated based on a review of a number of factors including average selling prices for the elements when they are sold on a stand-alone basis. The average selling prices are based on management’s best estimates of market conditions and competitive pricing considerations. The principal change in estimate relating to such revenue allocations among multiple elements is made with respect to the estimated fair value of those elements and their related margins. The margins of maintenance and interest percentages are based on an arm’s length approach. This is a significant factor considered in our revenue allocations process along with other factors, such as pricing changes and customer discounts, which also affect the overall allocation process.

Capitalization of research and development expenses

In fiscal year 2006, we expensed Euro 221 million on research and development, compared to Euro 232 million in 2005.

Product development expenses are capitalized if they meet the criteria of an identifiable project that is expected to generate economic benefits in the future and if the costs can be reliably measured.

In determining the development expenses to be capitalized we base our assumptions and estimates, and make our judgments based on the expected future cash flows generated by the products that are the result of these development costs. Other important estimates in this assessment process are the required internal rate of return and the judgment regarding the distinction between research and development.

Identifying expenses in connection with restructuring

Under IFRS and U.S. GAAP, restructuring expenses are accrued based on similar criteria. However the measurement of a liability for one-time termination benefits under U.S. GAAP differs from IFRS. Under U.S. GAAP, Statement of Financial Accounting Standards (“SFAS”) No. 146 “Accounting for Costs Associated with Exit or Disposal Activities”, the measurement of a liability for one-time termination benefits depends on whether employees are required to render service until they are terminated in order to receive the termination benefits. If this period extends beyond the minimum retention period, the liability shall be determined at its fair value at termination date and is recognized ratably over the future service period. Under IFRS, the liability is measured at its fair value and is fully recognized at the communication date.

The recognition of a liability regarding the integration costs in connection with onerous rent contracts differs under U.S. GAAP from IFRS. Under SFAS No. 146, a liability for costs that will continue to be incurred under a contract for its remaining term without economic benefit to the entity is recognized when we cease to use the right conveyed by the contract. For rental contracts the premises actually need to be vacated in order for the liability to be recognized. Under IFRS, a provision for onerous contracts is determined as the unavoidable cost associated with contractual commitments, reduced by the net positive cash flows, if any, and when management has committed to a firm plan.

We recognize a provision for restructuring regarding cost-saving restructuring measures and the integration of acquired businesses. Provisions for restructuring include, amongst others impairment of assets, severance payments and termination fees.

Determining contingencies

Our determination of the treatment of contingent liabilities in our consolidated financial statements is based on our view of the expected outcome of the contingency. We consult with legal counsel on matters related to litigation and other experts both within and outside the Océ Group with respect to matters in the ordinary course of business. We accrue a liability if an adverse outcome is probable and the amount can be reasonably estimated. If either the likelihood of an adverse outcome is only reasonably possible or an estimate of the amount is not determinable, we disclose any matter that we believe is significant in a note to the financial statements. The actual outcome may differ from our assessment and could have an adverse impact on our financial condition and results of operations.

We are involved in a number of legal actions. Based on currently available information and legal opinion, we believe that the outcomes of these legal actions will either have no significant adverse effect on our financial position, or that any possible adverse effects are adequately reflected in the provisions.

Valuing deferred taxes

We are subject to income taxes in numerous jurisdictions. Judgment is required in determining the world-wide provision for income taxes. There are some transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. We recognize liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

We recognize deferred tax assets to the extent that it is probable that future taxable profits will allow the deferred tax assets to be recovered. This is based on estimates of taxable income by jurisdiction in which we operate and the period over which deferred tax assets are recoverable. In the event that actual results differ from these estimates in future periods, and depending on the tax strategies that we may be able to implement, changes to the recognition of deferred tax assets could be required, which could impact our financial position and net income.

Fair value of financial instruments and share-based compensation

The fair value of financial instruments that are not traded in an active market are determined using valuation techniques.

These valuation techniques include estimates and assumptions about forward exchange rates, discounted cash flows based on a single interest rate or yield curve.

For option-pricing models, we also make estimates and assumptions about the risk-free rate, expected dividend and expected volatility.

Defined benefit plans

Defined benefit plans represent obligations that will be settled in the future. To project these obligations over a longer period of time, we are required to make assumptions regarding the development of these obligations. Post-employment benefit accounting is intended to reflect the recognition of future costs of defined benefit plans over the employee’s expected service period, based on the term of the plans and the investment and funding decisions made. Post-employment benefit accounting requires us to make assumptions about variables such as discount rate, rate of compensation increase, return on plan assets and future mortality rates. We periodically consult outside actuaries regarding these assumptions. Changes in these assumptions can have significant impact on the defined benefit obligations.

Recent Accounting Pronouncements

IFRS

For a discussion of recently adopted accounting standards under IFRS, see “New Accounting Standards”, Note 3 to our consolidated financial statements.

U.S. GAAP

In November 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151, “Inventory Costs—an amendment of ARB No. 43, Chapter 4” (“SFAS No. 151”). This Statement amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing”, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of abnormal. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We adopted FSAS No. 151 in 2006. The adoption of SFAS No. 151 did not have a material impact on our consolidated financial statements.

In December 2004, the FASB issued a revision of FASB statement No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123(R)”). This statement supersedes Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. SFAS No. 123(R) addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for either equity instruments of the company or liabilities that are based on the fair value of the company’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123(R) eliminates the ability to account for share-based compensation transactions using the intrinsic method that we used to use and generally requires that such transactions be accounted for using a “fair-value”-based method and recognized as expense in our Consolidated Income Statement. In January 2005, the SEC issued Staff Accounting Bulletin No. 107, which provides supplemental implementation guidance for SFAS No. 123(R). In April 2005, the SEC extended the compliance requirement date of SFAS No. 123(R), with the result that this requirement will be effective for Océ beginning December 1, 2005. We adopted SFAS No. 123 (R) in 2006. For a discussion on the impact of the adoption of SFAS No. 123 (R) on our consolidated financial statements, see Note 37 of our consolidated financial statements.

In June 2005, the Emerging Issues Task Force (the “EITF”) reached a consensus on Issue No. 05-06, “Determining the Amortization Period for Leasehold Improvements” (“EITF No. 05-06”). EITF No. 05-06 provides guidance for determining the amortization period used for leasehold improvements acquired in a business combination or purchased after the inception of a lease (collectively referred to as subsequently acquired leasehold improvements). EITF No. 05-06 provides that the amortization period used for the subsequently acquired leasehold improvements to be the lesser of (a) the subsequently acquired leasehold improvements’ useful lives, or (b) a period that reflects renewals that are reasonably assured upon the acquisition or the purchase. EITF No. 05-06 is effective on a prospective basis for subsequently acquired leasehold improvements purchased or acquired in periods beginning after the date of the FASB’s ratification, which was on June 29, 2005. The adoption of EITF No. 05-06 did not have a material impact on our consolidated financial statements.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (“SFAS No. 155”). This Statement amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” and permits, among other things, fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS No. 155 has to be adopted for all financial instruments acquired, issued, or subject to a remeasurement (new basis) event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. We are currently in the process of determining the impact of the adoption of SFAS No. 155 on our consolidated financial statements.

In June 2006, the FASB issued Interpretation 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes”. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 allows recognition of only those tax benefits that satisfy a greater than 50% probability threshold. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 will be effective beginning December 1, 2007. We are currently in the process of determining the impact of the adoption of FIN 48 on our consolidated financial statements.

In June 2006, the FASB ratified the consensus reached by the EITF on Issue No. 06-03, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)” (“EITF No. 06-03”). EITF No. 06-03 permits registrants to elect to present vendor taxes imposed concurrently on a specific revenue-producing transaction between a seller and a customer on either a gross or net basis. The scope of EITF No. 06-03 includes government assessed taxes that are directly imposed on revenue-producing transactions between a seller and a customer and may include, but is not limited to, sales, use, value added and some excise taxes. Registrants are to be required to disclose their policies for presenting the taxes and would disclose any amounts presented on a gross basis. EITF No. 06-03 will be effective for interim and annual financial statements issued for periods beginning after December 15, 2006. We believe that the adoption of EITF No. 06-03 will have no material impact on our consolidated financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 (“SAB 108”) regarding the process of quantifying financial statement misstatements. SAB 108 states that registrants should use both a balance sheet (iron curtain) approach and an income statement (rollover) approach when quantifying and evaluating the materiality of a prior year misstatement. The bulletin also contains guidance on correcting errors. The bulletin is effective for fiscal years ending after November 15, 2006. We adopted SAB 108 in 2006. SAB 108 did not have a material impact on our (previous) consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). This Statement defines fair value, provides guidance on how to measure assets and liabilities using fair value and expands disclosures about fair value measurements. The Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and should be applied prospectively (with a limited form of retrospective application) as of the beginning of the fiscal year in which the Statement is initially applied. We are currently in the process of determining the impact of the adoption of SFAS No. 157 on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Post Retirement Plans — an amendment of FASB Statement Nos. 87, 88, 106 and 132(R)” (“SFAS No. 158”). SFAS No. 158 requires employers to recognize the overfunded or underfunded status of defined benefit and retiree medical plans as an asset or liability in the fiscal year 2007 year-end balance sheet, with changes in the funded status recognized through other comprehensive income in the year in which they occur. Additionally, SFAS No. 158 requires employers to measure the funded status of a plan as of the date of its fiscal year-end. We are currently in the process of determining the impact of the adoption of SFAS No. 158 on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “SFAS 159: The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB statement No. 115” (“SFAS No. 159”). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is effective for fiscal years beginning after November 15, 2007. We are currently in the process of determining the impact of the adoption of SFAS No. 159 on our consolidated financial statements.

Differences between U.S. GAAP and IFRS

For a reconciliation of our consolidated financial statements to U.S. GAAP and further discussion of the differences between IFRS and U.S. GAAP necessary to understand our financial statements, see “Significant accounting policies, assumptions, estimates and judgments” above and Note 37 to our consolidated financial statements.

A. Operating Results

The following information provides an analysis of our total revenue, gross margin, operating income and net income for each of the two most recently completed fiscal years. For further discussion and analysis of the our results and factors that had an impact on results, as well as trends and developments, see Item 4.B, “Business Overview”, and Item 5, “Executive Summary”. For a reconciliation of our consolidated financial statements to U.S. GAAP see Note 37 to our consolidated financial statements.

Results of fiscal year 2006 compared to fiscal year 2005

Revenues

Total revenues in 2006 were Euro 3,110 million compared to total revenues in 2005 of Euro 2,677 million. This increase of 16.2% was mainly achieved as a result of the contribution of Océ Imagistics. On an organic basis, total revenues increased 0.3% (indicative) over 2005.

Non-recurring revenues (which are revenues from the sale of machines, software and professional services) in 2006 were Euro 913 million, compared to non-recurring revenues in 2005 of Euro 794 million, which is an increase of 14.9%. Recurring revenues (which are revenues from the sale of maintenance service, materials, rentals, interest and business services) were Euro 2,197 million in 2006 compared to Euro 1,883 million in 2005, which is an increase of 16.7%.

Revenues of the DDS business unit were Euro 2,235 million in 2006 compared to Euro 1,843 million in 2005, which is an increase of 21.2%. Within the DDS business unit, non-recurring revenues were Euro 626 million in 2006 compared to Euro 526 million in 2005, which is an increase of 18.9%. The growth in sales resulted from the contribution of Océ Imagistics and positive results at Océ Business Services. Recurring revenues in the DDS business unit were Euro 1,609 million in 2006 compared to Euro 1,317 million in 2005, which is an increase of 22.2%. On an organic basis, revenues of the DDS business unit decreased by 1.5% (indicative), compared to 2005.

Outsourcing of document management activities is still an important trend in the market. In 2006, customers contracted Océ Business Services to handle more complex tasks such as finance and administration, technical documentation, record management and e-discovery services. This trend helped the Océ Business Services group to achieve growth again in 2006.

Revenues of the WFPS business unit were Euro 875 million in 2006 compared to Euro 834 million in 2005, which is an increase of 5.0%. Within the WFPS business unit, non-recurring revenues were Euro 287 million in 2006 compared to Euro 268 million in 2005, which is an increase of 7.2%. The increase in revenue was attributable to sales of new color printers and an updated range of black-and-white printers. In the technical documents market, we achieved growth with both black-and-white and color systems. Sales of black-and-white and color printers outpaced the market. In 2006, we added the Océ Arizona 250 GT, a printer that uses UV ink and that can be broadly used in the graphics display market.

Recurring revenues in the WFPS business unit were Euro 588 million in 2006 compared to Euro 566 million in 2005, which is an increase of 4.0%. Revenues from sales of toner and ink, particularly for Océ CPS color printers made a strong contribution to total income.

On an organic basis, revenues of the WFPS business unit increased by 4.3% (indicative) compared to 2005.

Gross Margin

Gross margin was Euro 1,269 million in 2006 compared to Euro 1,111 million in 2005 and represents an equivalent of 40.8% of our total revenues in 2006 compared to 41.5% of our total revenues in 2005. The decrease in the gross margin as percentage of total revenues was primarily attributable to the acquisition of Imagistics International Inc.

Operating Expenses

Total operating expenses consist of three types of expenses: selling expenses, research and development expenses and general and administrative expenses. In 2006, operating expenses were Euro 1,167 million compared to Euro 998 million in 2005, which represented 37.5% and 37.3% of our total revenues in 2006 and 2005, respectively. The Euro 169 million increase was primarily due to the acquisition of Imagistics and a substantially smaller release from pension provisions in 2006 compared to 2005 that could not offset costs of restructuring incurred in 2006.

Recognition of the release of pension provision and restructuring costs in the income statement for 2006: (in thousands)	Pension Provision	Restructuring Costs	Total
	Euro	Euro	Euro
Cost of sales	4,701	-4,701	—
Selling expenses	5,786	-6,586	-800
Research and development expenses	120	—	120
General and administrative expenses	5,903	-6,741	-838

Total	16,510	-18,028	-1,518

Recognition of the release of pension provision and restructuring costs in the income statement for 2005: (in thousands)	Pension Provision	Restructuring Costs	Total
	Euro	Euro	Euro
Cost of sales	8,029	-8,029	—
Selling and marketing expenses	14,185	-10,185	4,000
Research and development expenses	21,366	-6,866	14,500
General and administrative expenses	25,800	-8,045	17,755

Total	69,380	-33,125	36,255

Selling Expenses

Selling expenses were Euro 739 million in 2006 compared to Euro 618 million in 2005, which represents 23.8% of our total revenues in 2006 compared to 23.1%, of our total revenues in 2005. The increase in selling expenses as a percentage of total revenues in 2006 compared to 2005 is largely the result of the acquisition of Imagistics International Inc.

Research and Development

We expensed Euro 221 million for research and development in 2006 compared to Euro 232 million in 2005, which represents 7.1% of our total revenues in 2006 compared to 8.7% of our total revenues in 2005. The decrease in research and development expenses as percentage of total revenues was due to lower research and development expenses and higher revenues. The lower research and development expenses are the result of higher capitalization of research expenditures compared to 2005.

General and Administrative Expenses

Our general and administrative expenses were Euro 203 million in 2006 compared to Euro 146 million in 2005, which represents 6.5% of our total revenues in 2006 compared to 5.4% of our total revenues in 2005. These expenses increased by 39.4% from 2005 to 2006. This increase was primarily due to the acquisition of Imagistics International Inc.and the increased employee benefits expenses.

Impairment

An impairment of property, plant and equipment occurred in 2005 of Euro 0.6 million related to a portion of the production equipment of Arkwright Incorporated due to the discontinuation of certain activities. There was no impairment of intangible assets or rental equipment in 2005. In 2006, there was no impairment of intangible assets, property, plant and equipment or rental equipment.

Operating Income

Operating income was Euro 102.2 million in 2006 compared to Euro 112.5 million in 2005, which represents 3.3% of our total revenues in 2006 and 4.2%, of our total revenues in 2005.

Financial Expenses (Net)

Financial expenses (net) were Euro 46 million in 2006 and Euro 19 million in 2005. Financial expenses increased significantly in 2006 compared to 2005 as a result of borrowings that we made in connection with the acquisition of Imagistics through a US dollar 215 million and a Pound sterling 20 million U.S. private placement and a Euro 650 million multi-currency revolving credit facility. Our net debt (defined as borrowings minus cash and cash equivalents) at November 30, 2006 was Euro 628 million compared to Euro 754 million at November 30, 2005.

Income Taxes

Our effective income tax rate was -0.7% in 2006 compared to 13.0% in 2005. The decrease was due to the recognition of deferred tax assets related to tax-offsetable losses.

Net Income

Total net income was Euro 57 million in 2006 compared to Euro 82 million in 2005. The basic earnings per ordinary share for net income attributable to shareholders in 2006 amounted to Euro 0.63 per ordinary share compared to Euro 0.93 per ordinary share in 2005. The reduction in net income was a result of the factors discussed above.

Impact of Foreign Currency Fluctuations

As a global business, foreign currency fluctuations can have a positive or negative effect on our financial results. Our consolidated financial statements are effected by foreign currency fluctuations in three respects: “transaction exposures”, “translation exposures” and the net influence of hedging. “Transaction exposures” arise when net cash flows occur in currencies other than the Euro. For instance, a transaction exposure arises when products that are developed and manufactured in the Euro-zone (and the corresponding expenses are recorded in Euros) are sold into the United States (and the corresponding revenues are recorded in e.g. U.S. dollars). “Translation exposures” arise when values in currencies other than the Euro are measured over time but are converted into Euros based on a conversion rate on a certain date (such as November 30, 2006).

During 2006, the average rate of the dollar during the year remained at virtually the same level as in 2005. For the purposes of determining the balance sheet position the rate of the dollar stood at Euro 1.3261 at the 2006 year end compared to Euro 1.179 at the end of 2005.

Compared to our results for 2005, the U.S. dollar and all other exchange rates of importance to Océ had the following impact on income and on our balance sheet:

(In millions of Euros)
Translation result	+0.5
Transaction result	+3.6
Net influence of hedging (2005 versus 2006)	+3.1

Total influence of exchange rates on operating income	+7.2

On the balance sheet the translation result was:
Total assets	-134.2
Equity attributable to shareholders	-42.5

With respect to transaction exposures, we attempt to offset the effects of foreign exchange rate fluctuations relating to the sales of our machines by incurring expenses and buying components of the machines and related supplies, where possible, in the same currency in which the revenues from the sales of the machines are achieved (referred to as the natural hedge) and by raising the local added value content. The relocation of part of our manufacturing activities to Asia will help to reduce our net level of the foreign exchange exposure since these goods will be paid for in U.S. dollars. In addition, we attempt to offset the effects of foreign exchange rate fluctuations relating to the sales of our services by incurring expenses in the same currency in which the revenues are achieved. Finally, we attempt to offset the short-term consequences of foreign exchange fluctuations through an active currency management policy. Our current policy is to hedge on a rolling 12 month basis up to 80% of our anticipated foreign currency net transaction exposure (principally, in U.S. dollar and Pounds Sterling). Intercompany loans are fully hedged. For this purpose, we use a number of financial instruments, particularly forward foreign exchange contracts, which are listed in Note 20 to the consolidated financial statements and further described in Item 11, “Quantitative and Qualitative Disclosures about Market Risk”. At November 30, 2006, the principle amount of foreign exchange contracts was Euro 308 million. This policy therefore provides cover for the transaction risk over the coming 12 months. However, if the Euro remains strong for a prolonged period, this will have a negative effect on our results in view of the limitation of the period during which hedging takes place.

We do not hedge against our translation exposures because we believe that this is a risk that is an inherent part of doing business as a multinational company.

B. Liquidity and Capital Resources

Sources of Cash

We currently expect to fund our operations and capital expenditures from a combination of cash flows from operating activities, available cash and cash equivalent balances and availability under current credit facilities.

Cash flows from operating activities were Euro 238 million for 2006 compared to Euro 163 million for 2005. The increase in cash flows from operating activities in 2006 resulted mainly from increased trade and other liabilities and contribution from taxation.. At November 30, 2006, we had cash and cash equivalents available amounting to Euro 85 million compared to Euro 143 million for November 30, 2005.

At November 30, 2006, Océ and its subsidiaries had available Euro 368 million of credit in the form of stand-by credit facilities. In 2006, we concluded a US dollar 215 million and a Pound sterling 20 million U.S. private placement and a Euro 650 million multi-currency revolving credit facility to refinance our maturing debentures and other loans and to finance the acquisition of Imagistics. The contracts of the US Private Placements to Océ N.V. of $215 million and Pound sterling 20 million have similar documentation containing financial covenants, specifically a leverage test and an interest coverage test at levels that are market customary for a company with a credit profile similar to Océ. At November 30, 2006, we were in compliance with all of our debt covenants.

Cash Flow from Investing Activities

Cash flow from investing activities consist of capital expenditures (such as investments in property, plants and equipment and intangible assets), the sale of the finance lease portfolio and acquisitions or dispositions.

Cash flows from investing activities were Euro -119 million for 2006 compared to Euro -671 million for 2005 (of which Euro 637 million relates to the acquisition of Imagistics). Net capital expenditures were Euro 139 million for 2006 compared to Euro 100 million for 2005. Capital expenditures increased in 2006 over 2005 due primarily to more investments in intangible assets.

We sold Euro 38 million of our finance lease receivables to third parties in 2006 compared to Euro 66 million in 2005.

Cash Flow from Financing Activities

In October 2005, we acquired Imagistics for an aggregate purchase price of Euro 637 million. To finance our acquisition of Imagistics, we borrowed an aggregate amount of US dollar 750 million in short term bridge loans, which had an ultimate maturity date of nine months. In 2006, we concluded a US dollar 215 million and a Pound sterling 20 million U.S. private placement and a Euro 650 million multi-currency revolving credit facility to refinance these bridge loans and other maturing loans.

Aggregate cash flows from financing activities were Euro -185 million in 2006 compared to cash flows from financing activities of Euro 341 million for 2005. As discussed above, we incurred significant debt in connection with the acquisition of Imagistics. A significant portion of this debt was funded through increased borrowing capacity created by repayment of debt in 2004 and 2003 with the proceeds from our sale of our finance lease portfolio. In 2006, the net effect of proceeds and repayments was a repayment of Euro 135 million of outstanding debt, and borrowings of Euro 393 million in 2005. As of November 30, 2006, our net debt was Euro 628 million compared to Euro 754 million as of November 30, 2005. Our weighted-average interest rate for 2006 (including cash and cash equivalents) of 6.0% increased from 5.7% in 2005.

We paid dividends of Euro 51 million during 2006 compared to Euro 52 million during 2005.

The Océ Group’s policy is to purchase shares required to settle equity-settled share-based compansation plans and share-based compensation plans with cash alternatives either before or upon settlement. In 2006, we did not purchase any of our Ordinary Shares. In 2005, we purchased 116,430 of our Ordinary Shares for an aggregate price of Euro 1.5 million. As of November 30, 2006, we held 3,304,306 Ordinary Shares in treasury, and we have no current intention of selling those shares other than in connection with our obligations under the share-based compensation plans.

As of November 30, 2006, our principal sources of liquidity consisted of Euro 85 million of cash and cash equivalents and Euro 368 million available under stand-by credit facilities. Finally, we may from time to time raise additional cash through debt and equity markets. Our liquidity is affected by many factors, some of which are based on the normal ongoing operations of our business, the industry in which we operate and the uncertainties of global economies. Although our cash requirements will fluctuate based on the timing and extent of these factors, management believes that cash generated from operations, together with the liquidity provided by existing cash balances and available borrowing capacity, will be sufficient to satisfy our liquidity requirements for 2007. We expect capital expenditures in 2007 to be approximately Euro 114 million. In addition, we have for 2007 operating lease commitments in an amount of approximately Euro 79 million. Finally, we expect that our interest expense will be approximately Euro 53 million during 2007.

C. Research and Development

Research and development is critical to our success. At the end of 2006 we employed 1,766 people to engage in research and development activities (compared to 1,805 employees at the end of 2005). Our research and development activities are located in seven countries: the Netherlands, Germany, France, Belgium, Romania, Canada and the United States.

Our strategy is to develop machines that are more user-friendly, reliable and productive than competing products. In our search for alternative solutions over the years we have developed various innovative technologies of our own. These technologies are, at the time of introduction into the market, leading-edge and have helped considerably to enhance the distinctive characteristics of our products.

Because of our long term focus on research and development, we possess a broad range of technology for printing in black-and-white and in color. We currently focus on continuing to refine this technology and to develop new technology. Important developments at the present time are taking place in the area of color printing technology and software development.

We believe software development is essential to the success of our business in the future to make the link between our customers’ work process and our machines. In the area of software development, we have rapidly implemented a number of upgrades and new releases to ensure that all components of our products and those of other manufacturers connect and work well with each other.

In each of the past two years, we have spent 7 to 9% of our total revenues on research and development. The following table sets forth the aggregate amounts spent on research and development over the past two years:

Years ended November 30, (amounts in accordance with IFRS)	R&D expenses (in million Euros)		Percent of Revenues
2005	232	(a)	8.7
2006	221		7.1

(a)	Commencing December 1, 2005, we began classifying innovation costs as “Operating expenses”. Until November 30, 2005, these costs were classified as “Cost of sales”. For purposes of comparison, the comparative figures have been adjusted accordingly.

We expensed 7.1% of our total revenues on research and development in 2006. Research and development expenses do not include substantial additional costs relating to the participation of non-research and development personnel in research and development projects. In addition, research and development expenses exclude development credits advanced under a program of the Netherlands government. The development credits and subsidies (net of provisions for repayment of prior development credits) were

Euro -3.8 million in 2006, Euro -2.9 million in 2005.

D. Trends

We take the view that it is too early to give a forecast for 2007. However, our financial objectives for fiscal years 2007 through 2010 are:

•	to realize an average organic growth in revenues (excluding acquisitions and exchange rate effects) of 5% per year;

•	to maintain the relative gross margin;

•	to achieve a Return on Capital Employed* of at least 13% by 2010; and

•	to achieve an “investment grade” credit rating.

*	Return on Capital Employed is defined as operating income of the subsequent year after normalized taxes (20%) as percentage of Net Capital Employed. Net Capital Employed is total assets minus cash and cash equivalents and minus non-interest bearing liabilities corrected for derivatives.

The market for digital printing and related services is benefiting from the favorable economic developments in the world, particularly in Asia. There are also various sector-specific trends that are influencing the market for digital printers and the related services. For example, the change from analog copying to digital printing is bringing products to market that are more reliable, require less servicing and have lower prices. In addition, the change from black-and-white to color forms a challenge in terms of developing products that will be best positioned to serve this market. The market for document-related services is expanding rapidly, driven by legislation and customer wishes to boost the effectiveness and efficiency of their document processes.

In 2007, we will also be implementing the positive experiences of Océ Imagistics in Europe by introducing a “best-of-breed” strategy for office environments. We will offer a product range consisting of our products in the higher volume segment, supplemented by “best-of-breed” OEM products. In combination with new service concepts and a streamlined service organization, we believe we will be able to improve the quality of service further and at the same time make better use of the service organization. We are working to expand our presence in Asia. We plan to reinforce our position in color by training our sales and service staff in the use of color and by offering a growing portfolio of color products, both developed in-house and sourced from OEM partners.

In Business Services, we plan to offer an ever wider spectrum of document management services. We are making considerable investments in selected segments of this fast-growing outsourcing market in the form of services with a high added value. A good example is the 2006 acquisition of CaseData in the United States, a supplier of support services for professionals who compile data on legal proceedings and court cases.

In 2006, we continued the implementation of our previously announced plans to transfer parts of our manufacturing activities from the Netherlands to Central Europe and Asia. We expect that by the end of 2008, approximately 80% of the production value in Venlo, the Netherlands will be produced in Asia. We intend this transfer to result in a reduction in manufacturing costs in 2007 and thereafter. We expect that this transfer will be seamless to our operations and customers. Finally, in light of our increased size as a result of the acquisition of Imagistics and our increasing reliance on suppliers and contract manufacturers, we intend to streamline and strengthen our logistics and purchasing organizations in 2007.

For a discussion of the trends for each of our business groups, see Item 4, “Digital Document Systems or “DDS” Business Unit” and “Wide Format Printing Systems or “WFPS” Business Unit”.

E. Off-balance sheet arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, results of operations or cash flows that are material to investors.

F. Tabular disclosure of contractual obligations

	Payment due by period
	Total		Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations (in million Euros)
Borrowings (excluding finance lease obligations)	702		174	18	427	83
Finance Lease Obligations	11		6	5	—	—
Operating Lease Obligations	286		79	102	49	56
Other obligations (deferred income tax liabilities, retirement benefit obligations and provisions for other liabilities and charges)	557	*	—	—	—	—

*	IFRS requires disclosure regarding the current and non-current portion of the items included in “other obligations”. Therefore more detailed information regarding payments due by period is not available. The current portion of other obligations amounts to Euro 31 million and the non-current portion to Euro 526 million.

Océ had obligations under defined contribution schemes of Euro 3.7 million at November 30, 2006.

The contractual obligations table above does not reflect obligations under purchase orders that arise in the ordinary course of business and that are typically fulfilled within ninety days. We also enter into supply agreements and distribution agreements in the ordinary course of business, some of which make the purchase of minimum quantities of products a condition to exclusivity or to obtaining or retaining more favorable pricing. Since failure to purchase the minimum amounts under these agreements generally does not result in a breach of contract, but only in an option on the part of the vendor to terminate our exclusivity or increase the product prices we pay the vendor, they are not included in the contractual obligations and commercial commitments table above. An estimate of the purchase obligations at our two largest manufacturing facilities which are due within one year is Euro 129 million.

Item 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Under Dutch law and our Articles of Association, we are managed by a Board of Executive Directors, all of whom are employees of Océ, whose activities are generally supervised by a Board of Supervisory Directors, none of whom are employees of Océ.

Set forth below is information as of March 9, 2007 concerning our Supervisory Directors, Executive Directors and senior managers.

Board of Supervisory Directors

Mr. Brentjens made it known several years ago that he gradually wished to reduce the number of his board posts and therefore wants to retire from the Board of Supervisory Directors at the Annual General Meeting of Shareholders in 2007. Since his appointment in 2001, Mr. Brentjens has made an important contribution, first as a member and later as chairman of the Board of Supervisory Directors, to the effective functioning of our Board and of Océ. Our thanks go to Mr. Brentjens for his great dedication and commitment. Mr. Elverding has indicated his willingness to take over the chairmanship of the Board with effect from April 19, 2007. After the retirement of Mr. Brentjens, the Board of Supervisory Directors will consist of five members.

Mr. Baan is due to retire by rotation in 2007. At the Annual General Meeting of Shareholders to be held on April 19, 2007 a proposal will be made for the reappointment of Mr. Baan. The reasons for this are specifically based on Mr. Baan’s major contribution to the Board’s work and his affinity with the business activities of Océ.

The following are the members of the Board of Supervisory Directors:

J.L. Brentjens (Born: 1940) Chairman

Post(s) held: former Chairman of the Board of Executive Directors of VNU N.V.

Nationality: Dutch.

Appointed: 2001.

Current term of office until 2009.

Maximum period of office until 2013.

Supervisory directorships: Chairman of the Supervisory Board of Heijmans N.V. and
member of the Supervisory Board of Fortis OBAM N.V., Crecor B.V. and
Holdingmaatschappij P. Bakker Hillegom B.V.

Other posts: Vice-chairman of Van Leer Group Foundation and vice-chairman or board member of several foundations.

F.J. de Wit (Born: 1939) Vice-Chairman

Post(s) held: former Chairman of the Board of Executive Directors of N.V. KNP B.T.

Nationality: Dutch.

Appointed: 1997.

Current term of office until 2009.

Maximum period of office until 2009.

Supervisory directorships: Member of the Supervisory Board of PontMeyer N.V.

Other posts: member of the Advisory Board of Keyser & Mackay (International) C.V. and board member of several foundations.

G.J.A. van de Aast (Born: 1957)

Current post: member of the Executive Board of Reed Elsevier N.V., director of Reed

Elsevier Group PLC and CEO of Reed Business.

Nationality: Dutch.

Appointed: 2006.

Current term of office until 2010.

Maximum period of office until 2018.

Supervisory directorships: none.

Other posts: none.

M. Arentsen (Born: 1939)	Post(s) held: former member of the Board of Executive Directors of CSM N.V. Nationality: Dutch. Appointed: 2004. Current term of office until 2008.

Maximum period of office until 2016.

Supervisory directorships: Chairman of the Board of Supervisory Directors of Klaverblad Onderlinge Verzekeringsmaatschappij U.A. and member of the Supervisory Board of Directors of Incotec B.V. and Van der Moolen Holding N.V.

Other posts: board member of several foundations.

A. Baan (Born: 1942)

Post(s) held: former member of the Board of Management of Royal Philips Electronics N.V. and a former member of the Group Management Committee of Royal Philips Electronics N.V.

Nationality: Dutch.

Appointed: 2003.

Current term of office until 2007.

Maximum period of office until 2015.

Supervisory directorships: Non-executive director of Imperial Chemical Industries ICI PLC and International Power PLC (London), vice-chairman of the Supervisory Board of Royal Volker Wessels Stevin N.V., Chairman of the Supervisory Board of Wolters Kluwer N.V. and Hagemeyer N.V. and Chairman Administratiekantoor KASBANK N.V.

Other posts: member of the Supervisory Board of the Netherlands Authority for Financial Markets (AFM) member of the Board of Trustees of Amsterdam University and Amsterdam Medical Center.

P.A.F.W. Elverding (Born: 1948)

Current post: Chairman of the Board of Executive Directors of Royal DSM N.V.

Nationality: Dutch.

Appointed: 2006.

Current term of office until 2010.

Maximum period of office until 2018.

Supervisory Directorships: Vice Chairman of the Supervisory Board of De Nederlandsche Bank N.V.

Other posts: Chairman of the Board of Trustees of Maastricht University and member of the Board of Trustees of Transnational University Limburg.

All of the members of the Board of Supervisory Directors are independent (as the term “independence” is defined under the Nasdaq Stock Market listing rules applicable to us).

Under our Articles of Association, the Board of Supervisory Directors consists of at least three and no more than eight members. Currently, the Board of Supervisory Directors consists of six members. Supervisory Directors are appointed by our shareholders at the general meeting of shareholders. Each Supervisory Director is appointed for terms of four years and may serve up to a maximum of twelve years. Each Supervisory Director serves until his resignation, death or removal by shareholders. At each general meeting of shareholders the term of at least one Supervisory Director expires. A Supervisory Director who has not served as a Supervisory Director for twelve years may be immediately reappointed. Vacancies that exist in the Board of Supervisory Directors are filled by shareholders, generally at the first general meeting of shareholders held after the vacancy occurs or is created. The holders of our Priority Shares (further described in Item 10.B) may make binding nominations for all vacancies on the Board of Supervisory Directors, and the shareholders have the right to approve or reject the nominations. If the holders of our Priority Shares do not make a binding nomination, then the Board of Supervisory Directors has the right to make nominations, which may be overruled by the holders of the Ordinary Shares. Except on the proposal of the holder of Priority Shares, no Supervisory Director can be removed without a vote of two-thirds of the votes cast which vote must consist of not less than a majority of all votes shareholders are entitled to cast.

At the annual general meeting of shareholders on April 20, 2006, Messrs. Pennings and Bouw resigned and Messrs. Elverding and van de Aast were appointed as Supervisory Directors.

Board of Executive Directors

The following are the members of the Board of Executive Directors:

R.L. van Iperen (Born: 1953)

Post: Chairman, Board of Executive Directors.

Nationality: Dutch.

Appointed: as member of the Board of Executive Directors in May 1995 and as Chairman of the Board of Executive Directors in September 1999.

Functional responsibilities: Strategy, Corporate Personnel and Organization, Secretariat of Océ and Legal

Affairs, Corporate Communications.

Geographical responsibilities: United States, Germany, Switzerland, Belgium and Japan.

Other posts: Member of the Supervisory Board of Technical University Eindhoven.

Prior posts held: Employed by Océ since 1978. After holding several positions within R&D, appointed assistant director in 1986. Assumed responsibility for the Printing Systems business unit in 1989. Managing Director of Océ-Belgium N.V. from 1992 until his appointment as a member of the Executive Board.

J. van den Belt (Born: 1946)

Post: Member Board of Executive Directors.

Nationality: Dutch.

Appointed: March 2001.

Functional responsibilities: Finance and Administration, Treasury, Tax, Internal Audit,
Investor Relations and financing companies.

Geographical responsibilities: United Kingdom, Spain and Portugal.

Other posts: member of the Supervisory Board of Accell Group N.V. and member of the
Board of Trustees of Preference Shares Gamma Holding.

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

J.F. Dix (Born: 1946)

Post: Member Board of Executive Directors.

Nationality: Dutch.

Appointed: May 1998.

Functional responsibilities: Digital Document Systems, Direct Export, Emerging Markets,
Information Technology and Marketing Communications.

Geographical responsibilities: Canada, Mexico, France, Nordic, Central Europe, Far East and
Brazil.

Prior posts held: From 1970 to 1972 director of family business Trappenfabriek Dix B.V.,
Utrecht. Joined Douwe Egberts N.V. in 1972; from 1973 to 1977 served as director in
Denmark. Employed by Océ since March 1, 1977. After several management posts, appointed
Managing Director of Océ-Belgium N.V. in 1985. Mr. Dix worked for Océ in the United
States from 1988 to 1998 and since 1992 as President of Océ-USA, Inc. until his appointment as member of the Executive Board. He has been a member of the Executive Board of Océ
N.V. since 1998 and was appointed Executive Vice President of the Digital Document
Systems strategic business unit on December 4, 2006.

A.H. Schaaf (Born: 1954)

Post: Member Board of Executive Directors.

Nationality: Dutch.

Appointed: October 2006.

Functional responsibilities: Research and Development, Manufacturing & Logistics and
purchase of non-product related commodities.

Geographical responsibilities: Netherlands, Germany, Italy and Australia.

Other posts: member of the Board of Directors of Broadlight, Inc. (Mountain View,
California).

Prior posts held: From 1987 until 2005 he held various posts with Siemens AG, including
Executive Vice President, member of the Executive Board and Chief Technology Officer of
Siemens Communications in Germany. From 2005 until July 2006, he served as the Chief
Technology officer of Deutsche Telekom AG. Mr. Schaaf was appointed Chief Technology and Operations Officer of Océ on July 1, 2006.

The number of members serving on the Board of Executive Directors is established under Océ’s Articles of Association by the holders of the Priority Shares. Currently, the holders of the Priority Shares have established that the Board of Executive Directors will consist of four members, who are appointed by the shareholders. Subject to being overruled by a shareholders’ vote, the holders of Priority Shares may make binding nominations for all vacancies in the Executive Board.

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

None of the members of the Executive Board perform any principal business activities outside of Océ. There are no family relationships between any of the members of the Executive Board and any of the members of the Supervisory Board.

Senior Managers

In addition to the Executive Directors, the following members of our senior management team assist the Executive Board in managing Océ:

Name	Position	Served in Such Capacity Since
T. Egelund	Executive Vice President – WFPS	2004

J.F. Dix	Executive Vice President – DDS (a.i.)	2006

W.H.M. Orbons	Senior Vice President – Research and Development for WFPS and Cutsheet Systems	2000

P. Feldweg	Senior Vice President – Research and Development of Continuous Feed Systems	2002

M. Pracchi	Senior Vice President – Research and Development of Software	2002

N.J. Koole	Senior Vice President – Manufacturing and Logistics	1997

P.H.G.M. Creemers	Senior Vice President – Corporate Personnel and Organization	1998

P. Hagedoorn	Senior Vice President and Chief Information Officer	2003

P.M. Vincent	Senior Vice President and Group Controller	2006

F.W.T. Kool	Senior Vice President – Corporate Secretary/Chief Legal Officer	2006

J. Hol	Senior Vice President – Corporate Communications	2005

J.D. Skrzypczak	President and CEO Océ North America, Inc.	2006

There is no arrangement or understanding with major shareholders, customers or others pursuant to which any senior manager became a member of senior management. In addition, none of the senior managers are permitted to perform any principal activities outside of Océ.

B. Compensation

Supervisory Directors

In 2006, Océ paid Euro 226,973, in the aggregate, as compensation to the members of the Board of Supervisory Directors in exchange for their service on the Board of Supervisory Directors. The compensation of the Supervisory Directors during 2006 was Euro 46,355 for the Chairman of the Board of Supervisory Directors and Euro 30,903 for each other member. At the 2006 Annual General Meeting of Shareholders, the shareholders fixed the compensation of the Board of Supervisory Directors at Euro 50,000 for the Chairman and Euro 37,000 for each other member beginning in fiscal year 2007. These amounts automatically increase on an annual basis if the Dutch CBS Price Index figure for household consumption in September of the preceding year is at least 10% higher than the prior index figure. In addition, beginning in 2007 the Chairman of the Audit Committee will receive an additional retainer of Euro 7,000 and each member of the Audit Committee will receive an additional retainer of Euro 5,000. The Chairman of any other board committee will receive an additional retainer of Euro 5,000 and the members of such committees will receive an additional retainer of Euro 3,000. Up to and including 2006, no additional remuneration was paid for service on a committee of the Board of Supervisory Directors.

Executive Directors

The Board of Supervisory Directors determines the remuneration of the members of the Board of Executive Directors on the basis of a remuneration policy that was discussed and approved by the shareholders meetings held on March 2, 2004 and September 8, 2004. Generally, remuneration of the members of the Board of Executive Directors is comprised of the components base salary, variable pay (i.e. short and long term bonus) and pension benefits.

The following table sets forth the amount of compensation paid and benefits granted to each member of the Board of Executive Directors in 2006. The amounts set forth are denominated in Euros.

	Base Salary	Variable Salary		Total	Pension Contributions(1)
R.L. van Iperen	637,533	126,000		763,533	351,008
J. van den Belt	476,491	94,500		570,991	163,440
J.F. Dix	480,658	94,500		575,158	195,399
A.H. Schaaf	196,911	231,179	(2)	428,090	52,386

(1)	Océ contributes certain amounts to its pension plans on behalf of the members of the Board of Executive Directors.
(2)	The amount of variable salary paid is based on a combination of the performance of Océ and the individual Executive Director during the financial year. The targets established are based on Océ’s financial performance. The maximum level of bonus that can be earned is fixed at 50% of base salary. Amounts of the variable salary that accrue for a particular year are actually paid in the following financial year. Accordingly, the amounts listed above for Mr. Schaaf will be paid in 2007 for performance during 2006.

The following table sets forth in Euro at November 30, 2006 the accrued pension entitlements payable to the members of the Board of Executive Directors and the pension amounts that would be payable to them annually on the basis of their years of service at the end of 2006. The pension scheme applicable to the Dutch Executive Directors was modified effective as of January 1, 2003. The prior pension scheme was based on a defined benefit system. The new pension scheme is a defined benefit system with a maximum pension salary of Euro 243,938 in combination with a defined contribution system for the salary in excess of the maximum pension salary.

	Age	Final Pension Age	Increase in Accrued Entitlements in 2006	Accrued Pension Rights	Capital Build-Up in Defined Contributions Scheme
R.L. van Iperen	53	60	14,320	242,670	392,964
J. van den Belt	60	62	4,817	44,952	278,011
J.F. Dix	60	62	11,599	211,910	218,491
A.H. Schaaf	52	65	948	948	—

C. Board practices

The information required in Item 6.C.1 of this report relating to the Supervisory Directors and the Executive Directors is included in the discussions in Item 6.A above.

The members of the Board of Supervisory Directors do not have service contracts with Océ and are not entitled to any benefits upon termination of their service on the Board of Supervisory Directors. Each member of the Board of Executive Directors has entered into an employment agreement with Océ, three of which are filed as an exhibit to this report. Except for Messrs. van den Belt and Schaaf, none of these agreements expressly require us to pay severance in the event any Executive Director’s employment is terminated. Our policy, however, is to pay severance that is reasonable in light of the Executive Director’s relationship with Océ, market practices for similar companies and any requirements under applicable law.

If the employment contracts of Mr. van den Belt or Mr. Schaaf are terminated, then under the terms of their agreements, Mr. van den Belt and Mr. Schaaf will be entitled to a severance payment equal to 24 months of their base salary (unless Mr. van den Belt or Mr. Schaaf would have been required to terminate their employment during the 24 month period before their retirement, in which case, their severance payment will be equal to their base salary for the period from the date of their termination to the date of their retirement).

The Supervisory Board has established a Remuneration Committee, Selection and Nomination Committee and an Audit Committee.

Remuneration Committee

The Remuneration Committee consists of F.J. de Wit (Chairman), J.L. Brentjens and P.A.F.W. Elverding. It is supported and assisted by the chairman of the Board of Executive Directors and by the Senior Vice President of Corporate Personnel and Organization. The Remuneration Committee monitors and evaluates the remuneration policy for the management and directors of Océ and makes recommendations regarding the remuneration of the Board of Executive Directors to the Supervisory Board. The Remuneration Committee has adopted a charter. The Remuneration Committee is required to meet when appropriate. The Remuneration Committee held one meeting in 2006. Subjects discussed by the committee included the fixed and variable remuneration of the members of the Board of Executive Directors in accordance with the remuneration policy for the Executive Board that was approved by the General Meeting of Shareholders in 2004. Decisions on the level of remuneration, including the Océ Share Plan and the granting of shares, fall within the competencies of the entire Board of Supervisory Directors.

As remuneration experts, Hay Associates are involved in the market comparison of the package of employment conditions that is currently in effect for executive directors of Dutch publicly listed companies. On the basis of the median level, as determined by Hay Associates by reference to the number of Hay points calculated for the members of the Board of Executive Directors, their salaries are fixed each year by the Board of Supervisory Directors.

The remuneration package is made up of the following components: base salary, variable pay (i.e. short and long term bonus) and pension scheme. For Dutch members of the Board of Executive Directors, the Dutch labor market is taken as a basis and for non-Dutch members the market conditions of the relevant country. In the case of Messrs. Dix and Schaaf, both of whom reside outside the Netherlands, the Dutch labor market is taken as a basis. We consider variable pay to be a substantial part of the total package. The performance criteria to which short term and long term bonus are linked to, are value creation and increasing shareholder value over the short and longer term respectively.

The remuneration package of the members of the Board of Executive Directors is structured as follows:

Base salary

The level is at the median of a reference group of Dutch publicly listed companies that are comparable to Océ.

Variable pay

Short term bonus Beginning in 2005, the bonus scheme has been linked solely to objectively measurable financial performance criteria. The maximum level of the bonus that can be earned has been fixed at 50% of base salary. The extent to which the set targets have been achieved is determined on the basis of the annual financial statements as verified by the external auditor.

Long term bonus Beginning in 2005, the existing annual Share Option Plan was replaced by a Share Plan that is linked to performance criteria, i.e. total shareholder return (share price gains plus dividend).

The maximum level of this bonus amounts to 60% of base salary. Each year a three year cycle will start, while performance (total shareholders return) will be measured at the end of each three-year period by comparison with the following peer group of European technology companies: Agfa, Akzo Nobel, ASMI, ASML, DSM, Heidelberger Druck, Infineon, Philips and Stork. The position that Océ occupies in the peer group will determine the number of shares awarded in accordance with the table below:

Position compared to peer group	Granted equivalent to
number 1 or 2	60% of base salary

number 3 or 4	40% of base salary

number 5 or 6	20% of base salary

number 7 or 8	10% of base salary

number 9 or 10	0% of base salary

The shares vested at the end of a three year cycle are required to be retained for a further period of at least two years, which means that the total period until the time when the shares become freely at the disposal of the Executive Directors complies with the five year criterion set in best practice provision II.2.3 of the Dutch Corporate Governance Code (Tabaksblat).

Pension scheme

The pension scheme for the Dutch members of the Board of Executive Directors consists of a combination of a defined benefit and a defined contribution scheme. Up to a maximum salary of Euro 121,969, a provisionally index-linked average earnings scheme is applicable. For members of the Board of Executive Directors newly appointed as from January 1, 2006, a defined contribution scheme is applicable for the salary in excess of that amount. In respect of this scheme we do not run any investment risk. The members of the Board of Executive Directors in office on January 1, 2006 also have a defined benefit scheme for the salary between Euro 121,969 and Euro 243,938 and a defined contribution scheme for the salary in excess of that amount. For members of the Board of Executive Directors the contractual retirement age is 65. Two of the three members of the Board of Executive Directors who were in office on January 1, 2006 and who were older than 56 on that date still have a contractual retirement age of 62. The chairman of the Board of Executive Directors has an indicative retirement age of 60.

Severance pay

In the event of involuntary dismissal of members of the Board of Executive Directors who were already in Océ service when the Dutch Code was introduced, the policy that Océ has applied to date is to pay an amount of compensation that is reasonable on the grounds of the contractual situation, social developments and jurisprudence. For such time as no mandatory change is made in the statutory regulation of the employment conditions for executive directors, Océ intends to continue applying this policy. In the event of premature notice of termination by Océ, the severance payment to Mr. van den Belt and to Mr. Schaaf, will amount to at most the equivalent of 24 months’ base salary. This implies a partial departure from best practice provision II.2.7 of the Dutch Corporate Governance Code (Tabaksblat). Messrs. Van Iperen and Dix were appointed as members of the Board of Executive Directors via internal promotion. No prior agreements were made with them in respect to severance pay.

Selection and Nomination Committee

The Selection and Nomination Committee consists of J.L. Brentjens (Chairman), P.A.F.W. Elverding and F.J. de Wit, as an advisory member, the chairman of the Board of Executive Directors supported by the Senior Vice President Corporate Personnel and Organization. The Selection and Nomination Committee selects and nominates candidates for appointment as a member of the Board of Executive Directors and as a member of the Supervisory Board of Directors. This committee meets periodically to assess the functioning of individual supervisory directors and executive directors. The Selection and Nomination Committee met once in 2006. The committee gave advice to the Board of Supervisory Directors on the selection, appointment and functioning of Supervisory Directors and Executive Directors.

Audit Committee

In October 2002, the Board of Supervisory Directors adopted an audit charter to establish an Audit Committee. The Audit Committee’s charter complies with both Dutch law and U.S. law and the requirements of Nasdaq. The purpose of the Audit Committee is to assist the Supervisory Board in fulfilling its oversight responsibilities by monitoring Océ’s financial reporting process, systems of internal control and financial risk management policies. The Audit Committee is responsible for engaging Océ’s registered public accounting firm employed to audit Océ’s books and for monitoring the independent auditor’s performance; whilst providing an avenue of communication among the independent auditors, Océ’s internal audit department and the Board of Executive Directors. Finally the Audit Committee is a point of entry for employees or others who have concerns regarding Océ’s financial reporting, internal controls, auditing matters and ethical matters. During 2006, the Audit Committee consisted of three members: M. Arentsen (Chairman and financial expert), J.L. Brentjens and G.J.A. van de Aast.

In accordance with its charter, the Audit Committee is required to meet a minimum of four times each year, but may meet more frequently if any member requests an additional meeting. In addition, the committee is required to meet privately in executive session at least one time each year with Océ’s Vice President — Internal Audit Department and with the independent auditors. The committee will also meet privately in executive session at any time that the Board of Executive Directors, the Vice President — Internal Audit Department or the independent auditors request a meeting.

The Audit Committee met six times in 2006 in the presence of the internal and external auditors. Members of management attended the meetings when invited to do so. The Audit Committee’s main tasks comprise an extensive evaluation of the financial reporting before this is dealt with at the plenary meeting of the Board of Supervisory Directors, supervision of the system of internal controls and an evaluation of the company’s risk profile. To fulfill these tasks, the committee discussed the annual results and the quarterly results. In addition, the committee devoted significant attention to the implementation of the internal controls framework required by Section 404 of the Sarbanes-Oxley Act of 2002. The committee also discussed the internal control systems, the financial reporting, compliance with the recommendations made by the internal and external auditors, the results of investigations carried out by the internal audit department, the activities, performance, remuneration and independence of the external auditors as well as proposals in the area of tax planning, IT and the financing of the company. For additional discussion of the Audit Committee, see Item 16A “Audit Committee Financial Expert”.

Exemptions from Certain Nasdaq Corporate Governance Rules

The Nasdaq Stock Market may provide exemptions from the Nasdaq corporate governance standards to a foreign private issuer when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s country of domicile, except to the extent that such exemptions would be contrary to United States federal securities laws. Océ, as a foreign private issuer, was granted an exemption in 1994 from certain corporate governance requirements contained in Nasdaq’s rules. Based on this exemption, Océ is exempt from provisions relating to quorum standards at shareholder meetings as set forth in Nasdaq Rule 4350(f) and for proxy solicitations as set forth in Nasdaq Rule 4350(g). The exemptions and business practices we follow in lieu of Nasdaq rules are more particularly described below:

•

Océ is exempt from Nasdaq’s quorum requirements applicable to meetings of ordinary shareholders. In accordance with the laws and generally accepted business practice in the Netherlands, Océ’s Articles of Association do not contain a general quorum requirement for meetings of ordinary shareholders.

•

Océ is exempt from Nasdaq’s requirements relating to the solicitation of proxies and provision of proxy statements for general meetings of shareholders. The Netherlands does not have a regulatory regime for soliciting proxies and the solicitation of proxies is not a generally accepted business practice in the Netherlands. However, we do post the agenda for the annual general meeting of shareholders on our website prior to the annual general meeting of shareholders.

•

Océ is exempt from Nasdaq’s requirements relating to the distribution to shareholders of annual reports containing audited financial statements prior to the annual general meeting of shareholders. The distribution of annual reports to shareholders is not required under Netherlands corporate law, Netherlands securities laws, or by Euronext Amsterdam. Furthermore, it is generally accepted business practice for Netherlands companies not to distribute annual reports. In part, this is because the Netherlands system of bearer shares has made it impractical to keep a current list of holders of the bearer shares in order to distribute the annual reports. Instead, we make our annual report available at our corporate head office in the Netherlands (and at the offices of our Netherlands listing agent as stated in the convening notice for the meeting) as from the day of convocation of the annual general meeting of shareholders. In addition, we post a copy of our annual report on our website prior to the annual general meeting of shareholders and send our annual report to those who request a copy of it.

•	Océ is exempt from Nasdaq’s requirements relating to shareholder approval of stock incentive plans. Approval of these plans is not required under the laws of the Netherlands.

The Netherlands Corporate Governance Code

In the Netherlands, the Dutch corporate governance code, Code Tabaksblat, consisting of 21 principles and 113 best practice provisions, has been applicable to Océ since December 2003. This code was given legal status with effect from January 1, 2005.

D. Employees

We employed 23,784 and 24,164 employees (in full time equivalents) world-wide, at November 30, 2006 and 2005 respectively. The number of employees as of the end of 2006 decreased as a result of the streamlining of our European and U.S. operations. We believe that our employee relations and relations between management and the various memberships to which Océ employees belong are excellent. Since 1991, we have not experienced any significant strike, work stoppage or labor dispute.

The following table sets forth for the past two years the number of employees employed by us based on the employee’s main category of activity and by geographic distribution.

Employees by category

	2005	2006
Business Services	6,806	6,898
Sales	5,356	5,302
Service	5,078	4,916
Research and Development	1,805	1,766
Manufacturing and Logistics	2,453	2,396
Accounting and other staff	2,666	2,506

Total number of employees at November 30,	24,164	23,784

Weighted average number of employees during the fiscal year	21,657	23,923

Distribution of employees by geographical areas

	2005	%	2006	%
United States	10,913	45	10,691	45
The Netherlands	3,947	16	3,792	16
Germany	2,912	12	2,813	12
United Kingdom	1,199	5	1,199	5
France	1,174	5	1,125	5
Rest of Europe	2,890	12	3,010	12
Countries outside Europe and the United States	1,129	5	1,154	5

Total number of employees at November 30,	24,164	100	23,784	100

E. Share ownership

At November 30, 2006, the members of the Board of Supervisory Directors held 2,969 Ordinary Shares (in the aggregate) and no rights arising from options listed on the Euronext Options Exchange. At November 30, 2006, the members of the Board of Executive Directors held 11,566 Ordinary Shares in Océ and no rights to options listed on the Euronext Option Exchange. The Executive Directors are entitled to Ordinary Shares in connection with our share option plan and restricted shares under the share plan, as further described below.

We currently have two types of incentive share plans: a share option/ share appreciation rights plan, referred to as the share option plan, and a restricted share plan, referred to as the share plan.

Share Option Plan

As an incentive for the achievement of our objectives over the long term, Océ operated under an option plan up to and including the 2005 fiscal year in which decisions were taken each year to the granting to members of the Board of Executive Directors and certain senior executives of options to purchase Océ’s Ordinary Shares and/or share appreciation rights (“SARS”) in respect of Océ’s Ordinary Shares.

Share option plans have an average vesting period of 2.5 years and an exercise period of 6 years. During the exercise period, the employees have an American call option on our Ordinary Shares. The fair value of the option plan is measured using a binomial option-pricing model. The expected volatility was determined using the historical volatility of the equivalent period in the past from the moment of measurement. The expected dividends of Euro 0.58 per share are based on the past and proposed dividends. The risk free rate used is based on the “Marginal Lending Facility” of the European Central Bank (4.25%). Based on historical data, it is expected that employees on average will exercise their option early if the stock price is 34% above the exercise price.

The holder of a SAR has the right to receive a value equal to the difference between the stock market price of our Ordinary Shares (based on trading on the Euronext Amsterdam stock exchange) on the day of exercise and the exercise price that was fixed on the day of granting the SAR. Upon exercise of a SAR, the holder may receive the payment either in cash or our Ordinary Shares.

Participants in the share option plan are required to abide by a code of conduct and observe a waiting period before they may exercise their options or SARS. The waiting period is typically two to three years after the date on which the options or SARS were granted.

A limited category of participants have also been awarded conditional options or SARS. A holder of conditional options or SARS may exercise the options or SARS only after Océ meets certain performance criteria, which is typically based on Océ’s earnings per share (“EPS”) or operating income per share (“OIPS”). In the event that Océ achieves the required criteria growth, option rights will become unconditional.

Participation in Océ’s share option plan is regulated under Dutch law to prevent the misuse of inside information. Participants in the share option plan are prohibited from trading in Océ options on the Euronext Options Exchange in Amsterdam and are not allowed to dispose of or pledge their options. To exercise their options, participants are required to transfer their options to an independent trustee designated by Océ, which then exercises the options according to the instructions given by the participants. Participants can only give such instructions if they are not in possession of inside information about Océ and Océ has not imposed a trading restriction on the exercise of options. Océ typically restricts the exercise of options for a period of nine stock exchange trading days before publication of its quarterly results.

At November 30, 2006, a total of 1,951,000 unconditional option rights or SARS in respect of Ordinary Shares were outstanding at an average exercise price of Euro 11.17. In addition, at November 30, 2006, a total of 484,000 conditional options with an average exercise price of Euro 11.25 were outstanding. The average remaining duration of these options is five years.

Our policy is to repurchase in the open market our Ordinary Shares required to settle equity-settled share-based compensation plans and share-based compensation plans with cash alternatives either before or upon settlement. During 2006, we repurchased no Ordinary Shares to cover commitments under the existing share-based compensation plans.

The following tables set forth as at November 30, 2006, the options granted to the members of the Board of Executive Directors after their appointment to the Board.

	Share Option Plan in Year	Number of Options Granted		Exercise Price in Euro	Outstanding	Expiration Date
R.L. van Iperen	2002	Unconditional	21,000	9.77	21,000	November 28, 2010
	2003	Unconditional	21,000	10.75	21,000	November 27, 2011
	2004	Unconditional	21,000	12.21	21,000	November 26, 2012

J. van den Belt	2002	Unconditional	17,500	9.77	17,500	November 28, 2010
	2003	Unconditional	17,500	10.75	17,500	November 27, 2011
	2004	Unconditional	17,500	12.21	17,500	November 26, 2012

J.F. Dix	2002	Unconditional	17,500	9.77	17,500	November 28, 2010
	2003	Unconditional	17,500	10.75	17,500	November 27, 2011
	2004	Unconditional	17,500	12.21	17,500	November 26, 2012

The following table sets forth as at November 30, 2006, the restricted shares granted to the members of the Board of Executive Directors.

	Share Plan Year	Number of Conditional Shares Granted	Stock Price at first day of Performance Period in Euro	Conditionally Outstanding Shares	Expiration Date
R.L. van Iperen	2005	28,685	12.55	28,685	February 28, 2008
	2006	26,433	14.30	26,433	February 28, 2009

J. van den Belt	2005	21,514	12.55	21,514	February 28, 2008
	2006	19,825	14.30	19,825	February 28, 2009

J.F. Dix	2005	21,514	12.55	21,514	February 28, 2008
	2006	19,825	14.30	19,825	February 28, 2009

A.H. Schaaf	2006	34,630	12.28	23,064	January 30, 2009

The following table sets forth a summary of our outstanding options and SARS held, in the aggregate, by our employees as of November 30, 2006.

Share Option Plan of Year	Number of Options Granted		Exercise Price in Euro	Options Outstanding at November 30, 2005	Options Forfeited Expired	Options Exercised	Options Outstanding at November 30, 2006	Expiration Date
Exercisable
2001		847,500	18.10-24.44	404,000	404,000	—	—	November 29, 2005/2006
2002	Unconditional	716,000	9.77-13.19	466,500	3,000	109,000	354,500	November 28, 2009/2010
2003	Unconditional	793,000	10.75-14.51	597,000	3,000	83,000	511,000	November 27, 2010/2011
2004	Unconditional	692,500	12.21-12.30	643,500	4,000	48,000	591,500	November 26, 2011/2012
2005	Unconditional	328,000	11.25	321,000	3,000	15,000	303,000	November 30, 2012
Unexercisable
2004	Conditional	446,000	12.21	384,000	384,000	—	—	November 26, 2011/2012
2005	Unconditional	195,000	11.25-15.19	195,000	—	4,000	191,000	November 30, 2013
2005	Conditional	492,000	11.25	492,000	8,000	—	484,000	November 30, 2013

TOTAL		4,510,000		3,503,000	809,000	259,000	2,435,000
Average exercise price in Euros				12.08	15.23	10.64	11.19

All share options are conditional on employees completing the two or three year vesting period (the service condition), “conditional” set forth in the table above refers to additional vesting conditions.

Share Plan

At the end of 2004 the share option plan for the members of the Board of Executive Directors and at the end of 2005 the share option plan for other senior managers was replaced by a share plan. For former senior executives of Imagistics International Inc. a transitional plan is in place. As a result of the appointment of Mr. A.H. Schaaf to the Board of Executive Directors, a fourth plan is in place. All share plans are subjected to a service condition. At the end of the vesting period, holders can choose between full settlement in shares or partial settlement in cash, to fulfil their tax obligation, and the remaining part in shares.

Share Plan Board of Executive Directors

At the beginning of 2005 a conditional right to shares was granted to the members of the Board of Executive Directors for the first time. The share plan comprises the conditional granting of shares in Océ N.V. Each year a plan with a three-year vesting period starts in which Océ’s performance is measured at the end of the period against that of a peer group of companies. The conditional number of shares corresponds to a percentage (at the most 60%) of the fixed reference salary divided by the price of the shares on the stock market on the first day of the three-year vesting period. The relative ranking that Océ achieves in the peer group determines the definitive number of shares that are granted. The Board of Executive Directors may choose at the end of the vesting period to settle part of the award in cash to pay the tax amount due. The remaining shares vested must be retained by the members of the Board of Executive Directors for a specified lock-up period.

Share Plan Senior Managers

At the beginning of 2006, a conditional right to shares was granted to senior managers for the first time. The share plan for senior managers provides for the conditional granting of shares in Océ N.V. The vesting period is three years and the non-market based performance condition is a target operating income. Depending on growth in target operating income, the vesting of the number of shares can vary between 0 and 120 percent of the conditional number of shares granted.

Share Plan Imagistics

The Imagistics share plan provides for the grant of conditional shares in Océ N.V. The graded vesting period is 3 years. On December 1st of each year, 33.3% of the grant vests.

Share Plan July 2006

This share plan provides for the grant of conditional shares in Océ N.V. to Mr. A.H. Schaaf. The graded vesting period has a term of 2.5 years. The shares vest 33.4% immediately and 22.2% on January 31st of each calendar year during the vesting period.

Other Arrangements

Océ employees may elect to receive convertible personnel debentures under Océ’s annual profit-sharing plan. The term of the debentures is 6.5 years, with an average effective interest rate for 2006 of 4.0% (4.2% for 2005). The average conversion price for 2006 was Euro 11.87 (Euro 11.94 for 2005). Upon conversion of the debentures, Océ issues shares in the open market to obtain the cash to pay the employees who exercised their conversion options.

Item 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A description of our equity securities and the rights of the holders of our equity securities under Océ’s Articles of Association is included in Item 10.B “Memorandum and Articles of Association”, below.

A. Major shareholders

As further discussed in Item 10.B, the authorized capital of Océ N.V. is Euro 175,001,500 and is divided into four classes of capital stock:

•	145,000,000 Ordinary Shares, nominal value Euro 0.50 per share;

•	30 Priority Shares, nominal value Euro 50 per share;

•	30,000,000 Convertible Cumulative Financing Preference Shares, nominal value Euro 0.50 per share; and

•	175,000 Cumulative Protective Preference Shares, nominal value Euro 500 per share.

The relative rights and powers of the holders of each class of capital stock (including voting rights and the rights and powers of the holders of the Priority Shares and the Cumulative Protective Preference Shares to delay or prevent an unwanted change of control of Océ) are further described in Item 10.B.

Based on the information we retrieved, we believe that the following entities own the following shares of Océ’s capital stock as of November 30, 2006:

Title of Class	Identity of Person or Group	Amount Owned	Percent of Class
Ordinary Shares	ING Groep N.V.	7,488,603	8.6	(1)
	Fortis Utrecht N.V.	1,586,922	1.8
	Pictet & Cie	5,878,499	6.7
	Orbis Investment Management Ltd.	8,686,425	10.0	(2)
	Board of Executive Directors	11,566	—
	Supervisory Directors	2,969	—
Priority Shares	Foundation Fort Ginkel	30	100
Convertible Cumulative Financing Preference Shares	Stichting Administratiekantoor Preferente Aandelen Océ	20,000,000	100
Depositary Receipts representing Convertible Cumulative Financing Preference Shares	Ducatus N.V.	10,720,000	53.6
	Fortis Utrecht N.V.	7,280,000	36.4
	ING Groep N.V.	2,000,000	10.0

(1)	As of December 31, 2006 according to a Schedule 13G/A as filed by ING Group N.V. with the SEC on February 14, 2007.
(2)	As of December 31, 2006 according to a Schedule 13G/A as filed by Orbis Investment Management with the SEC on February 14, 2007.

We are unable to determine the number of record holders in the United States. We are also unable to estimate the percentage of our Ordinary Shares that are held by United States residents.

To our knowledge, we are not directly or indirectly owned or controlled by another corporation, foreign government or individual. Except as otherwise described in Item 10.B, we do not know of any arrangements which may at a subsequent date result in a change of control of the company.

B. Related party transactions

As discussed in Item 4, we have entered into an agreement with DLL relating to the outsourcing of our finance lease activities in Europe. DLL is a wholly-owned subsidiary of Rabobank Nederland. Rabobank is also a lender under our current credit facility. Mr. van Iperen was formerly a member of the advisory board of Rabobank. The agreement between DLL and us and the credit facility were negotiated on an arm’s-length basis.

Except as described in Item 6.A, “Directors and Senior Management” and Item 10.B, “Memorandum and Articles of Association”, we are not a party to any transactions or loans with any other party that controls the company, is controlled by the company or is under common control with the company, or any associates, individuals or enterprises with significant control over the company or the Board of Executive Directors.

As described in Note 21 to the consolidated financial statements, we made interest free loans to each of the following Executive Directors to assist such Executive Directors in payment of taxes that they owed in connection with the grants of options under our share option plan in the amount of Euro 0.1 million to each of Messrs. van lperen, Dix and van den Belt. These loans are interest-free and were made available prior to November 30, 2002. Repayment takes place upon exercise or cancellation of the annual tranche of options in respect of which the loan was provided.

C. Interests of experts and counsel.

Not applicable.

Item 8	FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Financial Information

Our consolidated financial statements are set forth on pages F-1 through F-63.

Dividend policy

At our 2006 annual general meeting of shareholders, our Board of Supervisory Directors proposed, and the shareholders approved, a new dividend policy. Under the former dividend policy, we distributed approximately one-third of the net income attributable to holders of Ordinary Shares. The new dividend policy provides that the company will pay a stable but preferably rising dividend in line with the development of income, on the provisions that sufficient latitude exists to make a pay out from income and/or cash flow and that healthy balance sheet ratios are maintained.

Under Océ’s Articles of Association, we are required to pay to the holders of the Cumulative Protective Preference Shares, if issued, a dividend per share equal to the percentage of the amount paid on each Cumulative Protective Preference Share and which percentage is the average of the three month’s EURIBOR (Euro Interbank Offered Rate) — weighted according to the number of days during which such percentage was in force — increased or decreased by a premium or discount equal to, at most, two percentage points as fixed by the Executive Board with the approval of the Supervisory Board. No Cumulative Protective Preference Shares are outstanding. After a dividend has been paid on the Cumulative Protective Preference Shares, we are then required to pay a dividend to the holders of the Priority Shares equal to 4% of the par value of these shares. With respect to 2006, we will pay a dividend equal to Euro 2.0 per Priority Share. The Executive Board, with the approval of the Supervisory Board, may then set aside in reserves any profit then remaining. To the extent that profits have not been reserved in full by the Executive Board, we are required to pay a dividend to the holders of the Convertible Cumulative Financing Preference Shares equal to 4.5% of the amount paid up on each Convertible Cumulative Financing Preference Share. This amount was amended on December 1, 2004 and may be amended every eight years thereafter. With respect to 2006, we will pay a dividend equal to Euro 0.09 (rounded) per Convertible Cumulative Financing Preference Share. Dividends which have not been collected within five years after they have become due and payable lapse and accrue to Océ. Any remaining profit that is then available for distribution, shall be free for disposal by the general meeting of shareholders.

For the 2006 fiscal year, we have paid an interim dividend of Euro 0.15 per Ordinary Share, and we will propose to our shareholders at the Annual General Meeting of Shareholders on April 19, 2007 to pay an additional dividend of Euro 0.43 per Ordinary Share for a total cash dividend per Ordinary Share equal to Euro 0.58 per share, which constitutes 92% of our net income attributable to shareholders for 2006 (63% in 2005).

Legal proceedings

Océ through its subsidiaries is involved in several legal proceedings relating to the normal conduct of its business. We do not expect any liability arising from these proceedings to have a significant effect on our financial position or profitability. We believe that we have established reserves sufficient to address all probable liabilities relating to these legal proceedings in accordance with the standards discussed in “Significant Accounting Policies” included in Item 5, “Operating and Financial Review and Prospects.”

B. Significant changes

In November 2006, we acquired CaseData, Inc., a privately-held company based in Salt Lake City, Utah. CaseData is a supplier of support services for professionals who compile data on legal proceedings and court cases. In October 2006, Océ’s Finnish subsidiary, Océ-Finland Oy, acquired X Engineering Systems XES Oy, producer of wide format display graphics products in Finland. See Item 4 “Information on the Company – History and development of the company” for more information about these acquisitions. Except as otherwise disclosed in this report, as of the date of this report, there has been no significant change in our business or financial condition since November 30, 2006.

Item 9	THE OFFER AND LISTING

A. Offer and Listing Details

Since 1958, the year in which Océ’s stock became publicly traded, the principal market for our Ordinary Shares has been the Stock Market of Euronext Amsterdam N.V. (the “Euronext Amsterdam”). Our Ordinary Shares are also listed on the stock exchanges in Düsseldorf, Frankfurt am Main and Switzerland on the Electronic Stock Exchange.

In the United States, ADSs, evidenced by ADRs, have been quoted and traded on The Nasdaq Global Market under the symbol “OCENY” since November 8, 1984. Morgan Guaranty is the depositary for the ADRs (the “Depositary”). One Océ ADS represents one Océ Ordinary Share. Less than 1% of the outstanding Ordinary Shares are represented by ADSs.

The table below sets forth for the periods indicated the high and low stock prices of Océ’s Ordinary Shares (expressed in Euros) on the Euronext Amsterdam stock exchange as reported by the “Officiële Prijscourant”, the official daily newspaper of the Euronext Amsterdam stock exchange, and the sale prices of the ADSs (expressed in dollars) on The Nasdaq Global Market.

		Euronext Amsterdam Euro per Ordinary Share		Nasdaq Dollars per ADS
		High	Low	High Asked	Low Bid
Annual highs and lows
2002		14.05	6.80	13.05	6.69
2003		13.70	6.50	15.59	7.49
2004		16.10	10.60	20.45	13.15
2005		13.54	10.80	17.93	13.30
2006		15.39	10.92	18.57	13.67

Quarterly highs and lows
2005	First quarter	12.62	10.80	16.87	14.20
	Second quarter	13.11	11.22	17.50	14.00
	Third quarter	13.09	11.60	15.50	13.30
	Fourth quarter	13.54	11.68	16.75	13.45

2006	First quarter	14.71	11.86	18.05	14.00
	Second quarter	15.39	11.73	18.57	14.55
	Third quarter	13.69	10.92	17.50	13.67
	Fourth quarter	14.38	11.70	18.07	14.50

		Euronext Amsterdam Euro per Ordinary Share		Nasdaq Dollars per ADS
		High	Low	High Asked	Low Bid
Monthly highs and lows
2006	August	13.69	12.50	17.50	15.86
	September	14.38	12.11	18.07	16.50
	October	12.67	11.75	16.50	14.56
	November	12.59	11.70	16.35	14.50
	December	12.66	11.91	16.84	15.60

2007	January	13.28	12.10	17.75	16.02
	February	13.06	12.20	16.90	15.83

B. Plan of distribution

Not applicable.

C. Markets

The markets on which the Océ’s Ordinary Shares are traded and listed are discussed in Part A, “The Offer and Listing Details”, in this Item 9.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10	ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The following is a summary of Océ’s current Articles of Association, as amended. Dutch corporate governance law is determined by legislation and codes of best practices. The Dutch corporate governance code was adopted in December 2003. In accordance with this legislation, Océ’s amended its Articles of Association in 2004, which amendments were approved by its shareholders at an extraordinary meeting on September 8, 2004 and confirmed by notarial deed dated December 23, 2004. Océ amended its Articles of Association again in 2006, which amendments were approved by its shareholders at its annual general meeting of shareholders on April 20, 2006 and confirmed by notarial deed dated May 3, 2006. Any references in this report to the Articles of Association should be read in conjunction with the Articles, as amended, as filed herewith.

General

Océ N.V. is an international holding company organized under the corporation law of the Netherlands. Océ’s objects are described in Article 2 of Océ’s Articles of Association, as amended, an English translation of which has been filed as Exhibit 1 to this report, and are as follows:

•	to participate directly or indirectly in other companies and bodies corporate as well as to manage and to finance such; and

•	to do all acts as are directly or indirectly connected with the aforesaid objects, are related or may be conductive thereto, such in the widest sence.

Océ shall, also in respect of its subsidiary companies, pursue these objects in such a way:

•	that the invested capital produces an enduring good yield and is protected as effectively as possible;

•	that the prosperity and the welfare of Océ’s employees are promoted;

•	that service to the customers is satisfactory; and

•	that a contribution is made to the progress and welfare of the communities in which Océ and its subsidiary companies operate.

Directors

Océ is managed by a Board of Executive Directors, all of whom are employees of Océ, whose activities are generally supervised by a Board of Supervisory Directors, none of whom are employees of Océ.

Under Article 23 at the Articles of Association, if a member of the Board of Executive Directors, in his private capacity, enters into an agreement with Océ or conducts any legal proceedings against Océ, then Océ may only be represented in those matters by another member of the Board of Executive Directors, a Supervisory Director or other person selected by the shareholders at a general meeting. Article 23 further provides that if a member of the Board of Executive Directors has an interest which conflicts with that of Océ in any other way, he shall be authorized to represent Océ in the same way as the other members of the Board of Executive Directors. The articles do not address the right of a Supervisory Director to vote on a matter in which he has a material conflict of interest.

The number of members serving on the Boards of Supervisory Directors and Executive Directors is determined from time to time by the holders of the Priority Shares. In addition, the holders of the Priority Shares have the right to make the binding nominations for Supervisory and Executive Directors, and the shareholders of Océ have the right to fill any vacancies on the Supervisory and Executive Boards, typically at the next general meeting of shareholders after the vacancy exists. In the case of binding nominations, the right of the holders of Priority Shares may be overruled by a vote of two-thirds of the votes cast by the shareholders and the vote must be by a majority of all votes, which all shareholders are entitled to cast.

At each general meeting of shareholders, at least one Supervisory Director must resign; however, a Supervisory Director may be immediately re-appointed, provided such Supervisory Director has served less than 12 years as a Supervisory Director. Each member of the Board of Executive Directors serves until resignation (which is agreed at the age of 60 for the chairman and 62 or 65 for each other member), death or removal, with or without cause, by the shareholders. Except on a proposal by the holders of the Priority Shares, no Supervisory or Executive Director may be removed without a vote of two-thirds of the votes cast by the shareholders and the vote must be a majority of all votes which all shareholders are entitled to cast.

The remuneration of the Supervisory Board is fixed by the general meeting of shareholders, and the remuneration of the Executive Directors is fixed by the Supervisory Board upon the recommendation of the Remuneration Committee.

Article 19 of the Articles of Association outlines the procedures to be followed by the Boards of Supervisory and Executive Directors relating to investments and financing activities of Océ. Decisions of the Board of Executive Directors relating to a substantial change in the identity or character of Océ or its business must be approved by the general meeting of shareholders, which events specifically include transfer of the business or substantially all of the business to a third-party, entering into or terminating long-term cooperation of Océ or a subsidiary with a third-party or as a partner with unlimited liability in limited or general partnership if such cooperation or termination is of far-reaching importance, and acquiring or disposing of capital of a company that has a value of at least one-third of the total assets of Océ on a consolidated basis. Under Article 19, the Board of Supervisory Directors adopts an annual budget of proposed investments and financing. The Executive Directors may not adopt a resolution without the prior approval of the Board of Supervisory Directors to enter into any new credit facility, borrow any money or make any investments that are not included within the approved annual plan or exceed Euro 5 million.

General Description of Océ’s Capital Stock

The authorized capital of Océ N.V. is Euro 175,001,500 and is divided into four classes of capital stock:

•	145,000,000 Ordinary Shares, nominal value Euro 0.50 per share;

•	30 Priority Shares, nominal value Euro 50 per share;

•	30,000,000 Convertible Cumulative Financing Preference Shares, nominal value Euro 0.50 per share; and

•	175,000 Cumulative Protective Preference Shares, nominal value Euro 500 per share.

Priority Shares

All Priority Shares are issued and held by Foundation Fort Ginkel. The directors of Foundation Fort Ginkel are J.L. Brentjens (Chairman), R.L. van Iperen and F.J. de Wit. Under the Articles of Association, the holders of the Priority Shares have the exclusive right to:

•	determine the number of members of Océ’s Supervisory and Executive Boards;

•	make binding nominations for the Supervisory and Executive Boards;

•	approve the issuance of authorized but unissued shares; and

•	propose to a general meeting of shareholders changes in Océ’s Articles of Association.

The by-laws of the Foundation Fort Ginkel provide that its three directors shall be the Chairman of Océ’s Supervisory Board, the Chairman of Océ’s Executive Board and another member of Océ’s Supervisory Board.

Cumulative Protective Preference Shares

Although none of the Cumulative Protective Preference Shares are currently issued, Océ has an irrevocable obligation to issue to the Lodewijk Foundation, Venlo, upon its request to Océ, a number of Cumulative Protective Preference Shares equal to the total nominal value of the Ordinary Shares and the Convertible Cumulative Financing Preference Shares. The directors of the Lodewijk Foundation are N.J. Westdijk (Chairman), S.D. de Bree, M.W. den Boogert and F.J.G.M. Cremers. The by-laws provide that none of the directors of the Foundation may be a member of the Supervisory or Executive Boards of Océ or its subsidiaries or be a member of the family of a member of such Boards; an employee of Océ or its subsidiaries; an advisor (including auditor, notary and attorney) with whom Océ or its subsidiaries has a regular ongoing relationship; a person who was formerly a member of Océ’s Supervisory or Executive Boards or an employee of Océ or its subsidiaries; a person who was, within the past three years, an advisor with whom Océ or its subsidiaries had a regular ongoing relationship; or a director or employee of a bank or other financial institution with which Océ has a permanent and significant relationship.

Convertible Cumulative Financing Preference Shares

The Foundation “Stichting Administratiekantoor Preferente Aandelen Océ” holds all of the Convertible Cumulative Financing Preference Shares. The Foundation has issued registered depository receipts, nominal value Euro 0.50, to a number of institutional investors. The Foundation has five members, three of which are appointed by the shareholders of Océ, one of which is appointed by the holders of the depository receipts and one member by the Executive Board of Océ. The directors of the Foundation “Stichting Administratiekantoor Preferente Aandelen Océ” are P.H. Vogtländer (Chairman), S. Bergsma, J. M. Boll, J. Klaassen and J. Zuidam. The holder of the Financing Preference Shares can convert these shares into Ordinary Shares at a price of Euro 18.01 per share on November 30, 2012. The conversion option is capped at 130% of the conversion price.

Ordinary Shares

As of November 30, 2006, 87,285,440 Ordinary Shares were outstanding. Océ has outstanding ADSs representing Océ’s Ordinary Shares, which have been deposited with Morgan Guaranty as Depositary, and evidenced by ADRs. The ADRs are publicly traded on The Nasdaq Global Market.

Voting Rights

Each class of stock has the following voting rights at the general meeting of shareholders:

•	Cumulative Protective Preference Shares with a nominal value of Euro 500 — Each holder has 1,000 votes per share;

•	Convertible Cumulative Financing Preference Shares with a nominal value of Euro 0.50 — Each holder has 1 vote per share;

•	Priority Shares with a nominal value of Euro 50 — Each holder has 100 votes per share; and

•	Ordinary Shares with a nominal value of Euro 0.50 — Each holder has 1 vote per share.

As soon as practicable after receipt of notice of any meeting of shareholders or of holders of Ordinary Shares, the Depositary is required to mail to each record holder of ADRs a notice containing the information set forth in such notice of meeting and advising such ADR holder that the holder will be entitled, subject to any applicable provision of Dutch law and Océ’s Articles of Association, to instruct the Depositary how to vote the Ordinary Shares represented by the ADRs. The Depositary will, to the extent practicable, vote Ordinary Shares it holds as depositary in accordance with instructions received from ADR holders and will not vote any Ordinary Shares it holds as depositary unless it receives specified voting instructions. Any holder of one or more ADS(s) will be entitled to attend (but not vote at) any general meeting of shareholders or of the holders of Ordinary Shares in accordance with the procedures in the notice from the Depositary and subject to the applicable provisions of Dutch law and Océ’s Articles of Association.

Dividends

The requirements under the Articles of Association and Océ’s related policy regarding the payment of dividends are set forth in Item 8 “Financial Information”.

Liquidation Rights

In the event of the liquidation of Océ, the assets remaining after payment of all debts, liquidation expenses and taxes are to be distributed in the following order of priority: to the holders of Preference Shares, if any, the nominal value of their shares, or in the case of not fully-paid shares, the amount paid thereon, plus any shortfall in dividends; to the holders of Priority Shares, the nominal value of their shares; and the residue, if any, to the holders of Ordinary Shares in proportion to the nominal value of the shares held by them.

Changes in the Rights of Shareholders

The Articles of Association may only be amended at any general meeting of shareholders by a majority of the votes cast, but only if the amendment has been proposed by the holders of the Priority Shares.

General Meetings of Shareholders

The annual general meeting of shareholders must be held within six months after the close of the fiscal year. General meetings of shareholders will be convened by the Executive Board not later than on the 15th day prior to such meeting. Notice of any general meeting of shareholders must be advertised in at least one daily newspaper having national circulation in the Netherlands and in the Official Price Journal of the Euronext Amsterdam. All holders of Priority or Finance Preference Shares will be admitted after Océ receives written notification and holders of bearer shares will be admitted by showing a voucher of deposit of their shares. Shareholders of Océ who solely or jointly represent 1% of Océ’s issued and outstanding capital stock or capital stock with a value or Euro 50 million may present proposals for consideration up to 30 days prior to the date of the meeting, provided that this provision will not be applicable if in the opinion of the Supervisory Board or the Executive Board, a major interest is opposed thereto.

There are no limitations under Dutch law or in Océ’s Articles of Association on the right of persons who are not citizens or residents in the Netherlands to hold or vote Ordinary Shares. See also “Share ownership” under Item 6.E.

Océ’s Articles of Association do not require shareholders to disclose their shareholdings. The Substantial Shareholders Notification Act (“WMZ”) however requires holders of voting securities of a corporation whose shares are listed on a Dutch stock exchange to notify the Autoriteit Financiële Markten (“Dutch Securities Board”) of the number of shares they hold if that number reaches, exceeds or falls below specified thresholds. These thresholds are 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% or 90% of Océ’s outstanding voting rights. Each Executive Director and Supervisory Director is required to notify the Dutch Securities Board if he acquires or sells any Océ equity or debt securities, including options to purchase Océ shares.

Extraordinary Meetings of Shareholders

Extraordinary meetings of the shareholders may be held at the request of the Board of Executive Directors, the chairman of the Supervisory Directors or at least two Supervisory Directors. The agenda for the meeting will be presented by the party that called the meeting. Shareholders of Océ who solely or jointly represent 1% of Océ’s issued and outstanding capital stock or capital stock with a value of Euro 50 million may also present proposals for consideration up to 30 days prior to the date of the meeting, provided that this provision will not be applicable if in the opinion of the Supervisory Board or Executive Board, a major interest is opposed thereto. Resolutions may be adopted by an absolute majority unless otherwise permitted by law or in Océ’s Articles of Association.

Repurchase by Océ of its Own Shares

Each year, the general meeting of shareholders has given its authorization for the issue of shares and for the limiting or preclusion of the related statutory pre-emptive right. On April 20, 2006, the general meeting of shareholders designated the Board of Executive Directors for a period of eighteen months as the body authorized as from the date of that meeting to resolve on the further issue and the granting of rights to subscribe to Ordinary Shares and Financing Preference Shares up to a maximum of 10% of the entire share capital outstanding as at April 20, 2006, which percentage will be increased to 20% in the event of mergers or acquisitions, subject to the restriction that, following such issue, the total number of Financing Preference Shares does not exceed 20% of the entire issued capital after such issue.

Liability to Further Calls or Assessments

All outstanding Ordinary, Priority and Financing Preference Shares are, when issued and paid for, fully paid and non-assessable. Protective Preference Shares may be issued against partial payment, provided that the portion of the par value to be paid in respect of every protective preference share shall - regardless of when it was issued - be equal and that, when subscribing to a protective preference share, at least one-fourth of the par value must be paid up. Payment must be made in cash, in so far as no other contribution has been agreed upon.

Issuance of Additional Shares

Subject to approval of the Board of Supervisory Directors and the holders of Priority Shares, shares of Océ’s authorized but unissued capital stock may be issued at such times and on such conditions as may be authorized by the shareholders at a general meeting or by the Executive Directors if authorized by the shareholders. Such authorization to the Board of Executive

Directors may be given for a maximum period of five years. Each year the authority to issue and purchase Ordinary Shares, is used to grant shares under the Share Plan for members of the Board of Executive Directors (since 2005) and under the Share Plan for other members of management (since 2006) and to exercise stock options granted in the past under the Océ Share Option Plan. Pursuant to this resolution, for a period of 18 months as from the date of the 2006 general meeting of shareholders the Executive Board is authorized to grant rights to subscribe to Ordinary and Financing Preference Shares up to a maximum of 10% of the entire share capital outstanding as at April 20, 2006, which percentage may be increased to 20% in connection with or on the occasion of mergers and acquisitions, whereby the aggregate of issued financing preference shares shall, after an issue, amount to no more than 20% of the entire share capital outstanding subsequent to such issue.

Except for certain issues of Ordinary Shares in a merger or acquisition, in exchange for property or to employees, the holders of Ordinary Shares have pre-emptive rights with regard to Ordinary Shares to be issued, pro rata based on the number of their Ordinary Shares. Holders of Priority Shares and holders of Preference Shares have no pre-emptive rights in respect of any Ordinary Shares to be issued.

Pre-emptive rights in respect of Ordinary Shares may be limited or precluded by resolution of a general meeting of shareholders. In the notice of the meeting, the reasons for the proposal and the intended issue price must be explained in writing. Pre-emptive rights may, subject to the approval of the Priority Shareholders and of the Board of Supervisory Directors, also be limited or precluded by the Board of Executive Directors by a resolution of a general meeting conferring such power for a maximum of five years. At the 2006 general meeting of shareholders, it was resolved that the Executive Board for a period of eighteen months as from the date of the 2006 general meeting of shareholders be the body authorized to resolve that the pre-emptive right which accrues to shareholders by law or in accordance with the Articles of Association, be restricted or precluded to a maximum of 10% of the entire share capital outstanding as at April 20, 2006, which percentage shall be increased to 20% in connection with or on the occasion of mergers and acquisitions.

Certificates for Shares and their Transfer

All shares of Océ’s capital stock are registered shares. The Ordinary Shares are included in the giro depository, as referred to in the Act of Giral Securities Transactions (Wet Giraal Effectenverkeer). Transfers and deliveries of Ordinary Shares are made by institutions affiliated with the giro depository on behalf of the shareholders. Ownership of Priority Shares and Preference Shares are registered in a register maintained by the Board of Executive Directors.

Change of Control

The arrangements with Foundation Fort Ginkel and the Lodewijk Foundation permit these foundations together to exercise control of the management of Océ and to prevent acquisition of control of Océ by any person in a transaction not approved by the Board of Executive Directors and the Board of Supervisory Directors of Océ.

Indemnification

Océ will reimburse members of the Board of Executive Directors and the Supervisory Board, as well as their former members, for costs related to the fulfillment of their duties, which costs include the cost of defense against claims for compensation on the grounds of acts or omissions in fulfillment of their duties and other legal or administrative proceedings in which they are involved as members of such Boards. Océ will also indemnify members of such Boards, as well as their former members, against any financial loss that is a direct result of these claims. These provisions do not apply if and to the extent it is definitively established that the act or omission that gave rise to the claim was manifestly improper or seriously culpable. Océ is authorized to take out professional liability insurance on the members of such Boards.

C. Material contracts

From time to time, we enter into material contracts in the ordinary course of our business. These contracts may include contracts for the supply of certain materials used in the manufacture of our machines, for manufacturing services to produce parts for or to assemble our machines or financing agreements with banks or other third parties to provide funds to support our operations.

D. Exchange controls

There are no legislative or other legal provisions currently in force in the Netherlands or arising under Océ’s Articles of Association restricting remittances of dividends, interest or other payments to non-resident holders of securities of Océ. Cash dividends payable in Euros on Ordinary Shares of Océ may be officially transferred from the Netherlands and converted into any other currency. There are no limitations, under the laws of the Netherlands or Océ’s Articles of Association, on the right of foreigners to hold or vote Océ’s Ordinary Shares.

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

Withholding tax

In general, a cash dividend distributed by a company resident in the Netherlands (such as Océ) is subject to a withholding tax imposed by the Netherlands at a rate of 25%.

Pursuant to the provisions of the U.S. Tax Treaty, dividends paid by Océ to a shareholder who is a resident of the United States for tax purposes, are generally eligible for a reduction in the Dutch withholding tax rate to 15%, unless (i) the beneficial owner of the dividends carries on business in the Netherlands through a permanent establishment, or performs independent personal services in the Netherlands from a fixed base, and the Ordinary Shares form part of the business property of such permanent establishment or pertain to such fixed base (in which case, the dividends are included with the owner’s other business income for Dutch tax purposes and are not subject to Dutch withholding tax), or (ii) the beneficial owner of the dividends is not entitled to the benefits of the U.S. Tax Treaty under its “treaty-shopping” provisions. Dividends paid to qualifying exempt U.S. pension trusts and qualifying exempt U.S. organizations are exempt from Dutch withholding tax under the U.S. Tax Treaty. However, qualifying exempt U.S. organizations must accept payment of the dividend net of the 25% withholding tax and then apply for a refund.

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

Capital gains

Capital gains upon the sale or exchange of Ordinary Shares or ADRs by a non-resident individual or corporation are exempt from Dutch income tax, corporation tax or withholding tax, unless (i) such gains are effectively connected with a permanent establishment of the shareholder’s trade or business in the Netherlands or (ii) are derived from a direct, indirect or deemed substantial participation in the share capital of a company (such substantial participation not being a business asset). In general, an individual has a substantial participation if he holds either directly or indirectly and either independently or jointly with his spouse or steady partner, at least 5% of the total issued share capital or particular class of shares of a company. For determining a substantial participation, other shares held by close relatives are taken into account. The same applies to options to buy shares. Generally, a deemed substantial participation exists if (in part) a substantial participation has been disposed of, or is deemed to have been disposed of, on a non-recognition basis. Under the U.S. Tax Treaty however, the Netherlands may only tax a capital gain derived from a substantial participation if the selling holder has been a resident of the Netherlands at any time during the five-year period preceding the sale, and owned at the time of sale either alone or together with relatives, at least 25% of any class of shares.

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

F. Dividends and paying agents

Not applicable.

G. Statement by experts

Not applicable.

H. Document on display

Copies of the documents concerning Océ referred to herein may be obtained by writing to the Secretary of Océ. In addition Océ’s 2006 (in Dutch or English) Annual Report is available on request from the Secretary of Océ.

Océ is also subject to certain of the reporting requirements of the Exchange Act. As a “foreign private issuer”, Océ is exempt from the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), prescribing certain disclosure and procedural requirements for proxy solicitations, and the officers, directors and principal shareholders of Océ are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchases and sales of shares. In addition, Océ is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, Océ will file with the SEC, within six months after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent accounting firm. Océ also publishes unaudited interim financial information after the end of each quarter, which it furnishes to the SEC under cover of a Form 6-K.

You may read and copy any document Océ files with the SEC at its public reference facility at 100 F Street, N.E., Washington D.C. 20549. The SEC also maintains a website that contains reports and other information regarding registrants that are required to file electronically with the SEC. The address of this website is http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

I. Subsidiary information

Not applicable.

Item 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information provided in this Item 11 may constitute “forward looking statements”, which are discussed in Item 3, “Key Information”.

As a global business, Océ faces market risks with respect to foreign exchange rates and interest rate risks. Océ has adopted several risk management policies in an attempt to minimize these risks.

Foreign Exchange Risks

As a global company that is commercially active in over 90 countries, we achieve approximately two-thirds of our revenues outside of the Euro-zone. In order to cover the risks related to differences between the Euro (the currency in which we prepare our financial statements) and currencies outside of the Euro-zone, the prices we charge are generally denominated in customers’ local currency. In addition, to the greatest extent possible, the expenses related to the revenues from sales in non-Euro currencies are also denominated in the same currency as the revenue from the sale (such as labor expenses). However, because most of our research and development and head office expenses are incurred in Euros and a substantial part of our machines, spare parts and consumables are manufactured in the Euro-zone, a foreign exchange risk arises with respect to the flow of goods from the Euro-zone to outside the Euro-zone. At Océ, these net currency flows (also called “transaction exposure”) are subject to an active foreign exchange management policy, which is implemented in close consultation with the Board of Executive Directors. The relocation of part of our manufacturing activities to Asia will help to reduce our net level of the foreign exchange exposure since these goods will be paid for in U.S. dollars.

Our current policy is to hedge on a rolling twelve month basis up to 80% of our foreign currency transactions (mainly in the U.S. dollar and Pound sterling). For this purpose, we use a number of financial instruments, particularly forward foreign exchange contracts, which are listed in Note 20 to the consolidated financial statements. The principle amounts of foreign exchange contracts as of November 30, 2006 and 2005, respectively, were:

•	For future cash flows in 2006 Euro 269.5 million and in 2005 Euro 237.2 million; and

•	For (intercompany) loans in 2006 Euro 38.4 million and in 2005 Euro 197.0 million.

We do not, however, hedge against currency translation exposures.

The hypothetical impact on operating income if the U.S. dollar (which is relevant for us, because our U.S. revenues amounted to approximately 43% of its total revenues in 2006) decreases against the Euro by 10% would be an additional loss of Euro 11.4 million for 2007 assuming that no other measures had been taken as protective measures against this decrease.

Interest Rate Risk

Most of our interest revenues originate from market placements of machines under finance lease contracts as described in Item 4, “Information on the company”. Our finance lease contracts usually contain a fixed interest that corresponds to the rates charged by external leasing businesses. These contracts are generally financed by interest-bearing capital with an interest rate fixed for the duration of the contracts.

We use interest rate instruments to manage our risk related to fixed and variable interest rate exposures, which are listed in Note 20 to the consolidated financial statements. Our primary objective is to prevent a disparity between the portfolio of rentals and leases and the financing obtained by us to support our portfolio. Our goal is to achieve a ratio of 60% to 80% between the fixed-interest assets and related liabilities. At November 30, 2006 we had entered into interest rate swap contracts with the contract value/notional amount of Euro 450.6 million. The contract value/notional amount was Euro 580.2 million at November 30, 2005. At November 30, 2006, interest rates ranged from 3.4% to 5.4%. At November 30, 2005, interest rates ranged from 2.3% to 4.6%.

The aggregate hypothetical loss in earnings on an annual basis on all financial instruments, held by us at November 30, 2006, that would have resulted from a hypothetical increase in interest rates of 10 percent, sustained for one year, is considered not to be significant in view of the hedging operations undertaken and the resulting hedge accounting applied.

The compensating effect on the interest sensitivity of new lease contracts is not taken in consideration due to uncertainty. This effect, however, is not considered to be significant.

Debt Risk

We are party to several long term debt contracts to fund our operations, which are listed in Note 27 to the consolidated financial statements.

Item 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Item 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

As a result of the transition to IFRS and the related impact on the classification of the financing preference shares as debt versus equity, in 2006, Océ agreed to revised conditions on the financing preference shares which were approved by the Annual General Meeting of Shareholders of April 20, 2006. The general effect of the modifications were to adopt the terms of the financing preference shares included in the Articles of Association to qualify the preference shares as equity under IFRS and to bring Oce’s dividend policy in line with market practice. Based on the revised conditions, the holders of the financing preference shares can convert these shares into ordinary shares at a price of Euro 18.01 per share on November 30, 2012. The conversion option however is capped at 130% of the conversion price. A copy of the Articles of Association, as amended, are included as an exhibit to this report on Form 20-F. The 2006 amendments are reflected in the description of the Articles of Association in Item 10.B, “Memorandum and Articles of Association” above.

Item 15	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Océ’s principal executive officer and principal financial officer have evaluated the effectiveness of Océ’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) at November 30, 2006 (the “Evaluation Date”). Based upon their evaluation, the principal executive officer and principal financial officer concluded that Océ’s disclosure controls and procedures are effective at the reasonable assurance level that information required to be disclosed by Océ in the reports filed or submitted by it under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed by Océ in such reports is accumulated and communicated to Océ’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. While the Board of Executive Directors believes that the present design of Océ’s disclosure controls and procedures are effective at the reasonable assurance level that the controls and procedures will achieve their objectives, future events affecting Océ’s business may cause Océ to significantly modify its disclosure controls and procedures or its internal control over financial reporting. The design of a control system inherently has limitations, including that the benefits of controls must be considered relative to their costs. Additionally, controls can be circumvented by the individual acts of some persons, or by collusion of two or more people. Therefore, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objective.

Changes in Internal Controls over Financial Reporting

During the year ended November 30, 2006, there have not been any changes in Océ’s “internal control over financial reporting” (as such term is defined in Rule 13a-15(f) under the Exchange Act) that have materially affected, or are reasonably likely to materially affect, Océ’s internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Océ’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) under the Exchange Act for Océ. Océ’s internal controls over financial reporting were designed to provide reasonable assurance to management and the Board of Directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes. Under the supervision and with the participation of Océ’s Chief Executive Officer and Chief Financial Officer, Océ’s management conducted an evaluation of the effectiveness of Océ’s internal control over financial reporting based upon the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission as of November 30, 2006. Based on that evaluation, management has concluded that Océ’s internal control over financial reporting was effective as of November 30, 2006 based on those criteria.

PricewaterhouseCoopers Accountants N.V., an independent registered public accounting firm, has audited the consolidated financial statements included in this annual report on Form 20-F and, as part of the audit, has issued a report, included herein, on Océ’s management’s assessment of the effectiveness of Océ’s internal control over financial reporting and on the effectiveness of Océ’s internal control over financial reporting.

Item 16A	AUDIT COMMITTEE FINANCIAL EXPERT

The members of the Audit Committee are all independent members of the Supervisory Board (as the term “independence” is defined under the Nasdaq listing rules applicable to Océ). The Supervisory Board has determined that Mr. Arentsen qualifies as the Audit Committee financial expert.

Item 16B	CODE OF ETHICS

Océ has adopted a Code of Ethics for senior financial officers, which states its ethical principles with respect to various subjects. The Code of Ethics is applicable to the following employees of Océ:

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

No amendments were made to, and no waivers were granted under Océ’s Code of Ethics in respect of, Océ’s principal executive officer, principal financial officer or principal accounting officer in 2006.

Item 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers Accountants N.V. has served as Océ’s principal independent accountant for each of the two year periods ended November 30, 2006. The following table presents the aggregate fees in Euros for audit services and other services rendered by PricewaterhouseCoopers in 2006 and 2005.

Year ended November 30, (Amounts in thousands)	2005	2006
Audit Fees	2,734	4,425
Audit-Related Fees	954	405
Tax Fees	812	681

Total	4,500	5,511

Audit Fees

Audit fees paid by Océ to PricewaterhouseCoopers relate to the services provided by PricewaterhouseCoopers for the integrated audit of Océ’s annual consolidated financial statements included in this annual report on Form 20-F and for services that are normally provided in connection with local statutory and regulatory filings or engagements of Océ.

Audit-Related Fees

Audit-related fees paid by Océ to PricewaterhouseCoopers relate to services provided by PricewaterhouseCoopers to Océ that are reasonably related to the performance of the audit of Océ’s consolidated financial statements.

The audit-related fees mainly include the following services provided by PricewaterhouseCoopers to Océ in 2006:

•	advice related to the conversion from Dutch GAAP to IFRS; and

•	accounting consultation relating to Dutch GAAP, U.S. GAAP and IFRS.

The audit-related fees mainly include the following services provided by PricewaterhouseCoopers to Océ in 2005:

•	advisory services related to Sarbanes-Oxley Section 404;

•	advice related to the conversion from Dutch GAAP to IFRS;

•	accounting consultation relating to Dutch GAAP, U.S. GAAP and IFRS; and

•	due diligence work related to the acquisition of Imagistics.

Tax Fees

Tax fees paid by Océ to PricewaterhouseCoopers relate to services provided in the area of tax compliance and tax advice.

All Other Fees

None.

Pre-Approval Policies

The Audit Committee adopted procedures to pre-approve audit, audit related, tax and other services to be provided by its independent public accountants. Under the Audit Committee’s pre-approval procedures, at the beginning of each fiscal year, the Audit Committee reviews and pre-approves a summary of all audit and tax services expected to be performed by the independent accountants in the coming fiscal year, which includes a detailed description of the proposed work and an estimate of the cost of the project. Any additional audit-related, additional tax and additional other services to be provided by Océ’s independent accountant must be pre-approved individually by the Audit Committee.

During 2006, none of the audit-related, tax-related or other services were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2.01 of Regulation S-X.

Item 16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On April 20, 2006, at the general meeting of shareholders, the shareholders approved a plan to authorize Océ to purchase up to 10 percent of its issued and outstanding capital. This authorization is permitted for 18 months after the date of the general meeting (which is until October 20, 2007). The shareholders’ authorization requires that the minimum purchase price that may be paid for an Ordinary Share is its stated nominal value of Euro 0.50 and that the maximum amount that may be paid for an Ordinary Share is up to 10% in excess of the average highest rates which have been quoted for the Ordinary Shares in the official price journal of Euronext Amsterdam during the five consecutive trading days prior to the day of purchase.

Océ’s policy is to purchase Ordinary Shares required to settle equity-settled share-based compensation plans and share-based compensation plans with cash alternatives either before or upon settlement. During 2006, Océ repurchased no Ordinary Shares. During 2005, Océ purchased a total of 116,430 Ordinary Shares in connection with its share option plan at an average price of Euro 13.03 per share for an aggregate purchase price of Euro 1.5 million.

On October 7, 2002, Océ celebrated its 125th Anniversary. On this occasion, each employee received a certificate representing a gift of 5 Ordinary Shares of Océ. The end date of the Océ Jubilee Plan was October 7, 2005.

PART III

Item 17	FINANCIAL STATEMENTS

See Item 19.

Item 18	FINANCIAL STATEMENTS

See Item 19.

Item 19	EXHIBITS

(a) The following financial statements are being filed as part of this annual report:

(b) The following exhibits are being filed as part of this annual report:

1.	Articles of Association as confirmed by notarial deed as of April 9, 1999, as amended as confirmed by notarial deed as of December 23, 2004 and as amended as confirmed by notorial deed as of May 3, 2006 (English translation).*

4.	Material Contracts

(a)	Service Contract between Océ and R.L. van Iperen (English translation).**

(b)	Service Contract between Océ and J. van den Belt (English translation).**

(c)	Service Contract between Océ and J.F. Dix (English translation).**

(d)	Redacted Private Label Program Agreement between Océ and De Lage Landen International B.V. (English translation) (Portions of this exhibit were omitted pursuant to a request for confidential treatment and were filed separately with the office of the Secretary of the Securities and Exchange Commission).**

8.	Changes in subsidiaries of Océ N.V.*

12.	Certifications required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.*

13.	Certifications required under 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

*	Filed herewith.
**	Filed as an Exhibit to Océ’s Annual Report on Form 20-F, as amended, for the fiscal year ended November 30, 2002 and incorporated herein by reference.

OCÉ N.V. AND SUBSIDIARIES

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Executive Directors

And the shareholders of Océ N.V.

We have completed an integrated audit of Océ N.V.'s consolidated financial statements and of its internal control over financial reporting as of November 30, 2006 and audit of its consolidated financial statements for the year ended November 30, 2005 in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in equity and cash flow present fairly, in all material respects, the financial position of Océ N.V. and its subsidiaries at November 30, 2006 and November 30, 2005, and the results of their operations and their cash flows for each of the two years in the period ended November 30, 2006 in conformity with International Financial Reporting Standards as adopted by the EU. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

International Financial Reporting Standards as adopted by the EU vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and the effect of such differences is presented in note 37 to the consolidated financial statements.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in the accompanying management's report on page 67 of Form 20-F, that the Company maintained effective internal control over financial reporting as of November 30, 2006 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of November 30, 2006, based on criteria established in Internal Control – Integrated Framework issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the applicable accounting standards. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable accounting standards, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Amsterdam, the Netherlands

March 9, 2007

PricewaterhouseCoopers Accountants N.V.

/s/ P.R. Baart RA
P.R. Baart RA

OCÉ N.V. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

The figures [ ] refer to the notes	Years ended November 30,
	2005	2006	2006
	(in thousands except per share amounts)
	Euro	Euro	$*
Total revenues [7]	2,677,275	3,110,323	4,124,599
Cost of sales	-1,566,529	-1,841,170	-2,441,576

Gross margin	1,110,746	1,269,153	1,683,023

Selling and marketing expenses	-617,738	-738,915	-979,875
Research and development expenses [10]	-234,798	-224,978	-298,343
General and administrative expenses	-145,668	-203,012	-269,214

Operating expenses	-998,204	-1,166,905	-1,547,432

Operating income	112,542	102,248	135,591
Financial income [11]	7,076	10,608	14,067
Financial expenses [11]	-25,699	-56,630	-75,097
Share in income of associates	580	504	668

Income before income taxes	94,499	56,730	75,229
Income taxes [12]	-12,326	393	521

Net income	82,173	57,123	75,750
Net income attributable to
Shareholders	79,879	54,977	72,905
Minority interest	2,294	2,146	2,845

	82,173	57,123	75,750
Earnings per ordinary share for net income attributable to shareholders [13]
Basic	0.93	0.63	0.84
Diluted	0.92	0.63	0.84

*	See note 0 Summary of significant accounting principles

The accompanying notes are an integral part of the consolidated financial statements.

OCÉ N.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

	2005	2006	2006
	(in thousands)
	Euro	Euro	$*
Assets
Non-current assets
Intangible assets [14]	561,850	548,362	727,183
Property, plant and equipment [15]	455,080	428,132	567,746
Rental equipment [16]	123,719	111,909	148,403
Investments in associates [17]	1,480	1,820	2,414
Deferred income tax assets [18]	120,800	84,249	111,723
Available-for-sale financial assets [19]	—	9,389	12,451
Derivative financial instruments [20]	—	7,115	9,435
Trade and other receivables [21]	210,107	207,863	275,647
Other financial assets	18,340	—	—

	1,491,376	1,398,839	1,855,002
Current assets
Inventories [22]	363,523	340,423	451,435
Derivative financial instruments [20]	—	10,367	13,748
Trade and other receivables [21]	790,050	729,066	966,814
Current income tax receivables	59,509	32,527	43,134
Cash and cash equivalents [23]	142,699	84,996	112,713

	1,355,781	1,197,379	1,587,844
Non-current assets held for sale [24]	—	9,452	12,534

Total	2,847,157	2,605,670	3,455,380

*	See note 0 Summary of significant accounting principles

The accompanying notes are an integral part of the consolidated financial statements.

OCÉ N.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

	2005	2006	2006
	(in thousands)
	Euro	Euro	$*
Equity and Liabilities
Equity
Share capital [25]	53,639	53,644	71,137
Share premium	511,485	511,569	678,392
Other reserves [26]	-152,700	-164,179	-217,718
Retained earnings	218,522	228,505	303,020
Net income attributable to shareholders	79,879	54,977	72,905

Equity attributable to shareholders	710,825	684,516	907,736
Minority interest	37,406	36,929	48,972

	748,231	721,445	956,708

Non-current liabilities
Borrowings [27]	227,112	532,998	706,809
Derivative financial instruments [20]	—	4,728	6,270
Retirement benefit obligations [28]	433,317	421,262	558,636
Trade and other liabilities [29]	5,637	15,137	20,073
Deferred income tax liabilities [18]	64,808	50,643	67,158
Provisions for other liabilities and charges [30]	53,645	53,909	71,489

	784,519	1,078,677	1,430,435

Current liabilities
Borrowings [27]	669,216	179,746	238,361
Derivative financial instruments [20]	—	3,424	4,541
Current income tax liabilities	3,967	2,202	2,920
Trade and other liabilities [29]	587,645	590,885	783,572
Provisions for other liabilities and charges [30]	53,579	29,291	38,843

	1,314,407	805,548	1,068,237

Total	2,847,157	2,605,670	3,455,380

*	See note 0 Summary of significant accounting principles

The accompanying notes are an integral part of the consolidated financial statements.

OCÉ N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in thousands)	Equity attributable to shareholders
	share capital	share premium	other reserves	retained earnings	net income attributable to shareholders	minority interest	total equity
	Euro	Euro	Euro	Euro	Euro	Euro	Euro
Balance at December 1, 2004	53,636	511,445	-190,235	269,512	—	38,209	682,567

Currency translation differences	—	—	34,819	—	—	-5	34,814
Other changes	—	—	-186	186	—	—	—

Net income/[expense] recognized directly in equity	—	—	34,633	186	—	-5	34,814
Net income	—	—	—	—	79,879	2,294	82,173

Total recognized income and expense	—	—	34,633	186	79,879	2,289	116,987
Share-based compensation [31]
- value of employee services	—	—	—	67	—	—	67
- proceeds from shares reissued	—	—	4,419	-831	—	—	3,588
Conversion of convertible debentures to employees	3	40	—	—	—	—	43
Purchase of treasury shares	—	—	-1,517	—	—	—	-1,517
Dividend	—	—	—	-50,412	—	-3,092	-53,504

	3	40	2,902	-51,176	—	-3,092	-51,323

Balance at November 30, 2005	53,639	511,485	-152,700	218,522	79,879	37,406	748,231
Impact of adoption of IAS 32 and IAS 39	-10,000	-46,723	-7,886	1,478	—	-36,956	-100,087
Appropriation of net income attributable to shareholders	—	—	—	79,879	-79,879	—	—

Balance at December 1, 2005	43,639	464,762	-160,586	299,879	—	450	648,144

*	See note 0 Summary of significant accounting principles

The accompanying notes are an integral part of the consolidated financial statements.

OCÉ N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to shareholders
	share capital	share premium	other reserves	retained earnings	net income attributable to shareholders	minority interest	total equity
(in thousands)	Euro	Euro	Euro	Euro	Euro	Euro	Euro
Balance at December 1, 2005	43,639	464,762	-160,586	299,879	—	450	648,144
Cash flow hedges	—	—	10,198	—	—	—	10,198
Currency translation differences	—	—	-42,517	—	—	-34	-42,551
Other changes	—	—	25,165	-25,354	—	—	-189

Net income/[expense] recognized directly in equity	—	—	-7,154	-25,354	—	-34	-32,542
Net income	—	—	—	—	54,977	2,146	57,123

Total recognized income and expense	—	—	-7,154	-25,354	54,977	2,112	24,581

Share-based compensation [31]
- value of employee services	—	—	—	1,811	—	—	1,811
- proceeds from shares reissued	—	—	3,561	62	—	—	3,623
Conversion of convertible debentures to employees	5	84	—	—	—	—	89
Reclassification minority interest	—	—	—	—	—	36,956	36,956
Reclassification of financing preference shares	10,000	46,723	—	2,621	—	—	59,344
Dividend	—	—	—	-50,514	—	-2,589	-53,103

	10,005	46,807	3,561	-46,020	—	34,367	48,720
Balance at November 30, 2006	53,644	511,569	-164,179	228,505	54,977	36,929	721,445

Balance at November 30, 2006 in $	71,137	678,392	-217,718	303,020	72,905	48,972	956,708

*	See note 0 Summary of significant accounting principles

The accompanying notes are an integral part of the consolidated financial statements.

OCÉ N.V. AND SUBSIDIARIES

CONSOLIDATED CASH FLOW STATEMENT

	2005	2006	2006
	(in thousands)
	Euro	Euro	$*
Income before income taxes	94,499	56,730	75,229
Adjustments for:
Depreciation and amortization	143,848	203,850	270,325
Impairment	562	—	—
Share-based compensation	1,371	2,466	3,270
Share in income of associates	-580	-504	-668
Other	—	-445	-590

Changes in provisions, rental equipment and working capital:
Retirement benefit obligations	-64,746	-8,987	-11,918
Provision for other liabilities and charges	15,731	-22,409	-29,717
Other provisions (for inventories, finance lease and trade receivables)	21,307	28,367	37,617
Rental equipment	-48,881	-66,792	-88,573
Inventories	15,724	-8,632	-11,447
Finance lease receivables	6,068	-12,870	-17,067
Trade and other receivables (excluding finance lease receivables)	-24,068	-8,906	-11,810
Trade and other liabilities	22,165	32,032	42,478
Income taxes	-20,338	44,398	58,876

Cash flow from operating activities	162,662	238,298	316,006

Expenditure in intangible assets	-14,722	-64,465	-85,487
Expenditure in property, plant and equipment	-96,479	-82,693	-109,659
Divestment of intangible assets	38	119	158
Divestment of property, plant and equipment	10,964	7,750	10,277
Change in other non-current assets	1,340	1,265	1,678
Change in investments in associates	514	303	402
Sale finance lease portfolio	65,610	37,571	49,823
Acquisitions (net of cash)	-637,419	-19,636	-26,039

Cash flow from investing activities	-670,154	-119,786	-158,847

*	See note 0 Summary of significant accounting principles

The accompanying notes are an integral part of the consolidated financial statements.

OCÉ N.V. AND SUBSIDIARIES

CONSOLIDATED CASH FLOW STATEMENT

	2005	2006	2006
	(in thousands)
	Euro	Euro	$*
Proceeds from non-current borrowings	18,104	532,342	705,939
Repayments of non-current borrowings	-49,314	-14,811	-19,641
Proceeds from current borrowings	466,561	15,954	21,157
Repayments of current borrowings	-42,097	-668,094	-885,959
Dividend	-51,855	-50,889	-67,484
Change in equity related to shares	1,662	3,623	4,804
Change in minority interest	-3,092	-2,589	-3,433

Cash flow from financing activities	339,969	-184,464	-244,617

Translation differences	-2,838	8,249	10,939

Changes in cash and cash equivalents	-170,361	-57,703	-76,519

Cash and cash equivalents at start of fiscal year	313,060	142,699	189,232

Cash and cash equivalents at end of fiscal year	142,699	84,996	112,713

*	See note 0 Summary of significant accounting principles

The accompanying notes are an integral part of the consolidated financial statements.

OCÉ N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

0. Summary of significant accounting policies

Introduction

The following summary of significant accounting policies is intended as a guide in interpreting the consolidated financial statements. Compared to the previous year, the consolidated financial statements of Océ N.V. have been prepared in accordance with International Financial Reporting Standards [IFRS] issued by the International Accounting Standards Board (IASB) and adopted by the European Union. For Océ N.V. there are no differences between IFRS as adopted by the European Union and IFRS as issued by the IASB. Océ has elected to opt for the transition exemption under IFRS 1 to apply IAS 32 and IAS 39 standards on financial instruments as from December 1, 2005 rather than as from December 1, 2004. Océ has also elected to apply IFRS 5 ‘Non-current Assets held for Sale and Discontinued Operations’ as from December 1, 2005. Therefore, the comparative figures of fiscal year 2005 do not include the application of these standards.

The International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America (US GAAP). For a description of the significant differences and the related effect on the consolidated financial statements, see note 37 to the consolidated financial statements. Amounts in the accompanying consolidated financial statements have been stated in Euros, the currency of the Netherlands, the country in which Océ N.V. is incorporated.

The Group’s fiscal year commences on December 1 and closes on November 30 of the subsequent year.

The consolidated financial statements have been prepared under the historical cost convention unless stated otherwise.

The dollar amounts at November 30, 2006 and for the period then ended have been presented solely for the convenience of readers of these financial statements in the United States of America and have been translated from Euros at the rate of $ 1.3261 per Euro 1, the Noon Buying Rate on November 30, 2006. Such translation should not be construed as a representation that the Euro amounts could be converted into dollars at this or any other rate.

When drawing up the consolidated financial statements management is required to make assumptions and estimates. In doing so, management takes past experiences as its basis, whilst making the best possible assessment of future developments. Actual results may differ from estimates made by management.

The financial statements of Océ N.V. have been authorized for issue by both the Board of Supervisory Directors and the Board of Executive Directors on January 26, 2007. The financial statements are subject to adoption by the Annual General Meeting of Shareholders on April 19, 2007.

Consolidation

The consolidated financial statements comprise the financial statements of Océ N.V. and its subsidiaries. Subsidiaries are consolidated in full; the minority interest is stated separately. Intercompany transactions, intercompany balances and unrealized gains on intercompany transactions are eliminated. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Subsidiaries

Subsidiaries are all entities over which Océ has the power to govern the financial and operating policies, generally accompanying a shareholding of more than half of the total shares issued and the related voting rights. As from the date that these criteria are met, the financial data of the relevant company are included in the consolidation.

Acquisitions of subsidiaries are included on the basis of the ‘purchase accounting’ method. The cost of acquisition is measured as the fair value of the assets obtained, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus the costs that can be allocated directly to the acquisition. Identifiable assets acquired as well as liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. In those cases in which the acquisition value has exceeded the balance of the fair value of the acquired assets and liabilities, goodwill has been capitalized with effect from December 1, 2000. Prior to that date goodwill was charged directly to equity attributable to shareholders.

The subsidiaries are listed on pages 27 and 28 of this report.

Investments in associates

Investments in associates are entities over which the Group has significant influence but no control over the operational and financial policies. This is mostly linked to a shareholding of between 20% to 50% of the voting rights. Investments in associates are accounted for by the equity method. The Group’s investments in associates include goodwill identified on acquisition, net of any accumulated impairment loss. Océ’s share in its associates’ profits or losses after acquisition is recognized in the income statement, and its share in post-acquisition movements in equity reserves is recognized in equity reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the associate. When Océ‘s share in the losses of an associate equals or exceeds its interest in the associate, including any other unsecured receivables, Océ does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Foreign currency translation

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates [‘the functional currency’]. The consolidated financial statements are presented in euros, which is the Group’s functional and presentation currency.

Foreign currency transactions are translated into euros using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when deferred in equity as qualifying cash flow hedges or as intercompany loans that have a permanent nature.

The results and financial position of all Group entities that have a functional currency other than the Euro are translated into euros as follows: assets and liabilities for each balance sheet presented are translated at the closing rate at the date of the balance sheet, income and expenses for each income statement presented are translated at average exchange rates and all resulting exchange differences are recognized in equity under ‘Currency translation differences’.

When a subsidiary is [partially] disposed of or sold, exchange rate differences that were recorded in equity are recognized in the income statement as part of the gain and loss on sale. Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at closing rate.

Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

Revenue recognition

Revenues comprise the fair value of the considerations received from the sale of goods and rendering services to third parties in the ordinary course of the Group’s activities excluding the taxes levied on revenues and discounts granted. Océ recognizes revenue when the amount of revenue can be reliably measured and when it is probable that future economic benefits will flow to Océ and that specific criteria as described below have been met.

a Sales of machines:

Revenues are recognized at the moment that both delivery and installation on the customer’s premises has taken place. If a sales contract contains an acceptance clause, revenue is recognized at the moment that the customer has confirmed acceptance. If Océ has offered the customer a finance lease arrangement, then revenue is recognized at commencement of the lease term. The present value of the lease payments is recognized as a receivable. The difference between the gross receivable and the present value of the receivable is recognized in the balance sheet as unearned interest.

Unearned interest is recognized in the income statement as ‘Interest from finance lease’ over the term of the lease using the net investment method, which reflects a constant periodic rate of return.

When machines are sold to a distributor the revenues are recognized at the moment of delivery.

b Operating leases [defined by Océ as rentals]:

Leases in which a substantial portion of the risks and rewards of ownership are retained by Océ are classified as rentals. Payments received by Océ under rental contracts are recognized in the income statement on a straight-line basis over the term of the contract.

c Service:

Service revenues are mostly obtained from maintenance contracts that have been concluded for the machines sold and leased out and are recognized pro rata over the term of the contract. If service contracts have been invoiced in advance, these amounts are included in the balance sheet under ‘Trade and other liabilities’.

d Supplies:

Revenues are recognized at the moment of delivery.

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

Research and development expenses

Research expenses are charged directly to the income statement. Product development expenses are capitalized if they comply with the relevant criteria as described under intangible assets.

Development credits

Development credits granted by the government are recognized as a reduction of research and development expenses at the moment the related expenses occur. These credits are subject to a contingent repayment. When the repayment obligation has become unconditional, a current liability is recognized and is charged to the research and development expenses. Until the moment that an unconditional obligation occurs, a contingent liability is disclosed in the notes.

Leases

Leases in which a substantial portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made by Océ under operating leases [net of any incentives received from the lessor] are charged to the income statement on a straight line basis over the period of the lease.

Earnings per share attributable to shareholders

Earnings per ordinary share are calculated by dividing the net income attributable to shareholders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. In making this calculation the [ordinary] treasury shares are deducted from the number of ordinary shares outstanding.

The calculation of the diluted earnings per share is based on the weighted average number of ordinary shares outstanding plus the potential increase as a result of the conversion of convertible debentures to employees and the settlement of share-based compensation plans [share plans and option plans].

As regards to convertible debentures it is assumed that these are converted in full. Regarding share plans it is assumed that all outstanding share plans will vest and will be settled in shares. An adjustment is also made to net income to eliminate interest charges, whilst allowing for the effect of taxation.

The potential increase from options is based on a calculation of the value of the options outstanding, i.e. the number of options times the exercise price, divided by the average share price during the fiscal year. This increase is only applied if the option has intrinsic value.

Intangible assets

a) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill on acquisition of subsidiaries is presented under ‘Intangible assets’.

Goodwill on acquisitions of associates is included in ‘Investments in associates’. Goodwill on acquisition of subsidiaries is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or group of units that are expected to benefit from the business combination in which the goodwill arose based on past experience.

Goodwill is tested annually for impairment, an impairment loss is recognized for the amount by which the cash-generating unit’s carrying amount exceeds its recoverable amount. The recoverable amount of the cash-generating unit is determined by the higher of its fair value less cost to sell and its value in use. Goodwill is carried at cost less accumulated impairment losses. Impairment losses on goodwill will never be reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

b) Software

Acquired software is capitalized on the basis of costs incurred to acquire and bring to use the specific software. These costs are amortized over its estimated useful life [3-7 years].

Development costs of software for internal use, that will generate probable future economic benefits to the company and that can be measured reliably, are capitalized. Development costs consist of the direct personnel costs on the basis of an hourly rate, in which allowance is made for a mark-up for relevant overhead costs. Amortization is calculated using the straight-line method to allocate the cost of software over its estimated useful life [3-7 years].

c) Technology

Technology comprises costs of product development, licenses and licence agreements.

Costs of product development are capitalized if they meet the criteria of a separately identifiable project that will generate probable future economic benefits to the company and if the costs can be reliably measured. Costs of product development are amortized over its estimated useful life [5-10 years].

Acquired licenses and licence agreements have a finite life and are carried at cost less accumulated amortization and any impairment. Amortization is calculated using the straight-line method to allocate the cost of licenses and licence agreements over their estimated useful lives [5-20 years].

d) Customer base

The customer base has a finite life and is carried at cost less accumulated amortization and any impairment. Amortization is calculated using the straight-line method to allocate the cost of customer base over its estimated useful life [5-10 years].

e) Trade marks and other

Acquired trade marks and other have a finite useful life and are carried at cost less accumulated amortization and any impairment. Amortization is calculated using the straight-line method to allocate the cost of trademarks over its estimated useful life [2-10 years]. The estimated useful life of the other intangible assets is 5 years.

Property, plant and equipment

Property, plant and equipment is carried at cost less cumulative depreciation and any impairment. Costs of assets manufactured by Océ include direct manufacturing cost, production overhead and interest cost incurred for qualifying assets during the construction period. Costs of assets acquired by Océ include expenditure that is directly attributable to the acquisition of the assets. Asset retirement obligations are capitalized as part of the cost of property, plant and equipment and expensed as either depreciation over the asset’s useful life or as impairment charges.

Subsequent costs are capitalized as a separate asset if it is probable that future economic benefits associated with the asset will flow to Océ and if the costs can be reliably measured. The carrying amount of any replaced part is derecognized. All other costs of repair and maintenance are charged to the income statement during the financial period in which they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method based on their estimated useful lives, taking into account any residual values. Depreciation of specific pieces of equipment used for the manufacture of machines takes place pro rata to the expected number of units to be manufactured. Océ leases certain property, plant and equipment from third party lessors. Leases of property, plant and equipment where Océ has substantially all the risks and rewards of ownership are classified as a finance lease and included in ‘Property, plant and equipment’. Finance leases are capitalized at commencement of the lease at the lower of fair value of the leased assets and the net present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in ‘Borrowings’. The assets leased via a finance lease agreement are written off over the lower of the lease period and the asset’s useful life.

The estimated useful lives of the various classes of fixed assets are as follows:

•	property and plant: 20 to 50 years;

•	production equipment: 3 to 10 years;

•	other equipment: 3 to 5 years;

•	other fixed assets: 3 to 7 years.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Rental equipment

Rental equipment is valued at the all-in manufacturing cost, plus the cost of ensuring that the equipment can operate effectively at the customers’ premises less cumulative depreciation on a straight-line basis. The estimated useful life of the various types of machines ranges from 3 to 5 years.

Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Also no deferred income tax is recognized regarding the initial recognition of goodwill. Deferred income tax is determined using tax rates [and laws] that have been enacted or substantially enacted at the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available, against which fiscal compensation of losses and/or temporary differences can be offset. Allowance is made for non-offsettable dividend withholding tax at the moment of dividend distribution by an affiliated company.

Available-for-sale financial assets

Accounting policies effective from December 1, 2004 to November 30, 2005

Reference is made to ‘Other financial assets’ on page F-15.

Accounting policies effective from December 1, 2005

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other designation categories of financial instruments under IAS 39. Available-for-sale financial assets are carried at fair value. Fair value gains and losses on available-for-sale financial assets are directly recognized in equity. When available-for-sale financial assets are sold or impaired, the accumulated fair value adjustments are included in the income statement. They are included in non-current assets unless management intends to dispose of these available-for-sale financial assets within 12 months after the balance sheet date.

Derivative financial instruments and hedging activities

Accounting policies effective from December 1, 2004 to November 30, 2005

Under Dutch GAAP derivative financial instruments are [1] recognized on balance for unrealized gains and losses regarding foreign exchange hedges on balance sheet items; or [2] recognized at cost for all other derivative financial instruments.

Accounting policies effective from December 1, 2005

Derivative financial instruments are carried at their fair value. The method of recognition of the resulting gains or losses depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

Océ designates certain derivative financial instruments as either: [1] hedges of the fair value of recognized assets or liabilities [fair value hedge]; or [2] hedges of a particular risk associated with a highly probable forecast transaction [cash flow hedge].

At the inception of the transaction Océ documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. Océ also documents its assessment [prospective and retrospective], both at the inception of the hedge and on a quarterly basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. Derivatives are classified as a non-current asset or liability if the remaining term of the derivatives is more than 12 months and as a current asset or liability if the remaining term of the derivatives is less than 12 months.

a) Derivatives that are not designated or do not qualify for hedge accounting

Derivatives that are not designated or do not qualify for hedge accounting are measured at fair value through the income statement.

b) Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability attributable to the hedged risk. Océ applies only fair value hedge accounting for hedging fixed rate borrowings. The gain or loss relating to the effective portion of interest rate swaps hedging fixed rate borrowings is recognized in the income statement as ‘Financial expenses’. The gain or loss relating to the ineffective portion is also recognized in the income statement as ‘Other gains / losses [net]’. Changes in the fair value of the hedged fixed rate borrowings attributable to interest rate risk are recognized in the income statement as ‘Financial expenses’. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to the income statement over the period to maturity.

c) Cash flow hedge

Océ applies cash flow hedge accounting for the hedging of foreign exchange risks on forecasted transactions. The gain or loss relating to the effective portion of derivatives that are designated and qualify as cash flow hedges are recognized in equity as ‘Other reserves -Hedging reserve’, the ineffective portion is recognized immediately in the income statement as ‘Other gains / losses [net]’. Amounts accumulated in equity are recycled to the income statement [gross margin] in the periods when the hedged item affects the income statement. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized in the income statement when the forecast transaction is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was recognized in equity is immediately recycled to the income statement.

Trade and other receivables

Accounting policies effective from December 1, 2004 to November 30, 2005

Trade receivables, finance lease receivables and other receivables are recognized at nominal value less an allowance for doubtful debts.

Accounting policies effective from December 1, 2005

a) Trade receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that Océ will not be able to collect amounts due according to the original terms of the receivables. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognized in the income statement as ‘Selling and marketing expenses’.

Trade receivables also include finance lease receivables. Finance lease receivables comprise the present value of the lease payments receivable by Océ and the unguaranteed residual values in respect of finance lease agreements less provision for impairment. The difference between the nominal value and the present value of the lease payments and the unguaranteed residual values is recognized as unearned interest.

b) Other receivables

Other receivables, prepayments as well as duties and taxes are initially recognized at fair value and subsequently remeasured at amortized cost. If the time to maturity is less than 12 months they are presented as current assets otherwise they are presented as non-current assets, measured at their present value.

Other financial assets

Accounting policies effective from December 1, 2004 to November 30, 2005

Other financial assets are measured at cost, except for securities, which are measured at market value with gains and losses through the income statement.

Accounting policies effective from December 1, 2005

‘Other financial assets’ have been reclassified based on designation categories of IAS 39 to ‘Available-for-sale financial assets’ and ‘Trade and other receivables’ [reference is made to the captions available-for-sale financial assets and trade and other receivables].

Inventories

Inventories are measured at the lower of cost and net realizable value. Cost are determined by using the First-in-First-out [FIFO] method. The costs of inventory comprise all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Inventories of semi-finished products, spare parts and finished products are measured at manufacturing cost including a mark-up for indirect costs relating to manufacturing and excluding borrowing costs. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and less applicable cost to sell.

Cash and cash equivalents

Cash and cash equivalents include cash in hand, bank deposits that are repayable on call, balances in bank accounts, cheques and bills of exchange received.

Non-current assets held for sale

Accounting policies effective from December 1, 2005

Non-current assets are classified as assets held for sale and stated at the lower of their carrying amount and fair value less costs to sell if their carrying amount is recovered principally through a sales transaction rather than through continuing use.

Share capital

Accounting policies effective from December 1, 2004 to November 30, 2005

Financing preference shares are classified as equity.

Accounting policies effective from December 1, 2005

At December 1, 2005 Océ had an unconditional obligation to pay dividend to its financing preference shareholders. Based on this unconditional obligation, these financing preference shares are classified as non-current liabilities and carried at amortized cost. The amount paid-out, formerly recognized as dividend is now recognized as ‘interest’ under the caption ‘Financial expenses’.

Océ agreed revised conditions on the financing preference shares, in which payment of dividend is conditional, which were approved by the Annual General Meeting of Shareholders of April 20, 2006. As a result, as of this date the financing preference shares are classified as equity and dividend paid is reported as a distribution of equity.

Share-based compensation

Océ operates two types of share-based compensation plans: [a] share option plans and [b] share plans. The fair value of the employee service received in exchange for the grant of the share-based compensation is recognized as an expense over the vesting period. The total amount to be expensed over the vesting period is determined by reference to the fair value of the share-based compensation granted, excluding the impact of any non-market based vesting condition regarding the equity part of the share-based compensation plan. Non-market based vesting conditions are included in assumptions about the number of grants that are expected to vest. At each balance sheet date, the entity revises its estimates of the number of grants that are expected to vest.

It recognizes the impact of the revision, if any, in the income statement, with a corresponding adjustment to equity or liability depending on the settlement type of the share-based compensation plan.

a) Share option plans

The share option plans are share-based compensation plans with cash alternatives in which the fair value of the settlement alternatives are the same. Therefore only a liability is recognized for the fair value of the share options during the vesting period to the extent the employees have rendered service. The liability is remeasured at each balance sheet date and derecognized at the moment of exercise or expiry. The fair value is determined using a binomial option-pricing model.

b) Share plans

The share plans are share-based compensation plans with cash alternatives as well as equity settlement. The share plans give the holders the right to receive part of the plan in cash, to fulfil their tax obligation, without forfeiting the right on equity instruments for the remaining part of the plan. Because of their hybrid settlement nature, these plans are divided in an equity-settled share-based compensation plan and a share-based compensation plan with cash alternatives based on the estimated average tax obligation.

Borrowings

Accounting policies effective from December 1, 2004 to November 30, 2005

Borrowings are recognized at cost.

Accounting policies effective from December 1, 2005

Borrowings are recognized initially at fair value, plus directly attributable transaction costs. Borrowings are subsequently remeasured at amortized cost using the effective interest method. The carrying amount of borrowings is adjusted for changes in fair value of the risk being hedged, if the borrowings are designated as a hedged item in a fair value hedge. Borrowings are classified as current liabilities unless Océ has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Océ issues convertible debentures to employees. Convertible debentures are compound financial instruments consisting of a plain debenture, a conversion option and a granted discount. The fair value at inception of the plain debenture is determined using a market interest rate for an equivalent non-convertible debenture. Subsequently this amount is recorded as a liability at amortized cost using the effective interest method until extinguished on conversion or maturity of the debenture. The conversion option is an option convertible to cash, which is measured using a binomial option-pricing model and is recognized as a derivative financial liability at fair value through the income statement. The difference between the initial fair value of the plain debenture plus the conversion option and the considerations received is recognized as an asset [granted discount], which is amortized to the income statement over the term of the contract.

Retirement Benefit Obligations

Group companies operate various pension schemes. The schemes are generally funded through payments to insurance companies or trustee-administered funds. Océ has both defined benefit and defined contribution plans. For defined contribution plans, Océ pays fixed contributions into a separate entity. Océ has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. The contributions are recognized as employee benefit expenses when they are due.

A defined benefit plan is a pension plan that is not a defined contribution plan.

Under defined benefit plans the pension entitlements are calculated according to the ‘projected unit credit’ method. Actuarial gains and losses in excess of a threshold of the higher of 10% of the pension liabilities and 10% of the fair value of the plan assets are charged or credited to the income statement over the employees’ expected average remaining working lives. Changes in pension plans are charged directly to the income statement if they are unconditional in nature or if they are the result of a significant change. Calculations are made each year by qualified actuaries. The pension liability as recognized in the balance sheet is the present value of the defined benefit obligation at balance sheet date, less the fair value of the plan assets and after adding or subtracting unrecognized actuarial gains or losses and past-service costs. The present value of the defined benefit obligation is determined by discounting the estimated future cash flows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating to the terms of the related pension liability.

Past-service costs are recognized immediately in the income statement, unless the changes to the pension plan are conditional on the employees remaining in service for a specific period of time [the vesting period]. In this case, the past-service costs are amortized on a straight-line basis over the vesting period.

Provisions for other liabilities and charges

a) Other long term employee benefits

These employee benefits include long-service leave awards, jubilee and other long-service benefits. The expected costs of these benefits are accrued over the period of employment using an accounting method similar to that for defined benefit plans. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to the income statement over the expected average remaining working lives of the related employees.

b) Employee termination benefits

Employee termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. Océ recognizes termination benefits when Océ is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or when Océ is providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than twelve months after balance sheet date are discounted at present value.

c) Restructuring and other

Provisions for restructuring and other liabilities are recognized when Océ has a present legal or constructive obligation as a result of past events, when it is probable that an outflow of resources will be required to settle the obligation and when the amount can be reliably estimated.

The provisions are measured at the present value of the expenditures that are expected to be required to settle the obligation. The discount rate used to determine the present value reflects the current market assessments of the time value of money and the risks specific to the obligation.

Trade and other liabilities

Accounting policies effective from December 1, 2004 to November 30, 2005

Trade and other liabilities are recognized at nominal value, except for share-based compensation [reference is made to caption share-based compensation].

Accounting policies effective from December 1, 2005

Trade and other liabilities are recognized initially at fair value and subsequently at amortized cost using the effective interest method, except for share-based compensation [reference is made to caption share-based compensation].

Impairment of non-financial assets

Assets that have an infinite useful life, for example goodwill, are not subject to amortization but are tested annually for impairment.

Assets with a finite useful life are subject to depreciation or amortization and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped based on the lowest level for which there are separately identifiable cash flows [cash-generating units]. Impairment is recognized as an expense in the income statement. An impairment loss is reversed when there has been a change in estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. Impairment losses on goodwill will never be reversed.

Impairment of financial assets

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of a financial asset classified as available-for-sale, a significant or prolonged decline in the fair value of the available-for-sale financial asset below its cost is considered as an indicator that the available-for-sale financial asset is impaired. If any such evidence exists for an available-for-sale financial asset, the cumulative loss -measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the income statement - is removed from equity and recognized in the income statement. Impairment losses recognized in the income statement on equity instruments classified as available-for-sale are not reversed through the income statement.

Consolidated Cash Flow Statement

The consolidated cash flow statement has been prepared using the indirect method. Cash flows in foreign currencies have been translated at average exchange rates. Exchange rate differences are shown separately in the consolidated cash flow statement. The cost of acquisition of new subsidiaries, associates and investments, insofar as it was paid for in cash, is included in the cash flow from investing activities. Acquisitions of subsidiaries are presented net of cash balances acquired.

1. Transition to IFRS

Océ N.V. has adopted the International Financial Reporting Standards [IFRS] issued by the International Accounting Standards Board [IASB] and adopted by the European Union, as the primary accounting basis for its consolidated financial statements as of December 1, 2005 [fiscal year 2006]. For Océ N.V. there are no differences between IFRS as adopted by the European Union and IFRS as issued by the IASB.

Up to and including the fiscal year 2005 [ending November 30, 2005] Océ prepared its consolidated financial statements under the Generally Accepted Accounting Principles in the Netherlands [‘Dutch GAAP’]. Océ N.V. has converted the comparative consolidated financial statements for the fiscal year 2005 to IFRS. The transition date is therefore December 1, 2004.

Océ N.V. has prepared its IFRS opening balance sheet at December 1, 2004 in accordance with IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’. In preparing these consolidated financial statements Océ has applied the mandatory exceptions and certain optional exemptions from full retrospective application of IFRS.

Océ N.V. has elected to apply the following optional exemptions from full retrospective application:

Business combinations [IFRS 3]

Océ has applied the business combination exemption. Océ has not restated acquisitions that took place before the transition date of December 1, 2004. As a consequence, the carrying amount of goodwill in the IFRS opening balance as at December 1, 2004 is equal to the carrying amount of goodwill previously reported under Dutch GAAP.

Employee benefits [IAS 19]

IFRS 1 allows a first time adopter to recognize all cumulative actuarial gains and losses at the date of transition to IFRS with respect to employee benefits in equity. Océ has elected to use this exemption which means all cumulative actuarial gains and losses that have not been recognized in income under Dutch GAAP are recognized in equity in the IFRS opening balance as at December 1, 2004.

Restatement of comparative figures for financial instruments [IAS 32 and IAS 39]

Océ has elected to apply this exemption and has not restated the comparative figures for the effects of IAS 32 and IAS 39. Océ applies Dutch GAAP to the comparative figures [fiscal year 2005] where financial instruments are concerned. The adjustments required for the differences between Dutch GAAP and IFRS are determined and recognized at December 1, 2005.

Non-current assets held for sale and discontinued operations [IFRS 5]

Océ has elected to apply IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’ prospectively as from December 1, 2005.

Reconciliation of equity attributable to shareholders from Dutch GAAP to IFRS at December 1, 2004

	Equity attributable to shareholders	x € 1,000
Dutch GAAP at November 30, 2004	714,070

Adjustments to IFRS:
Pensions	-86,990
Share-based compensation	-4,754
Taxes on adjustments to IFRS	22,032

IFRS at December 1, 2004	644,358

Reconciliation of the consolidated income statement of fiscal year 2005 from Dutch GAAP to IFRS

	Dutch GAAP	reclassification innovation costs*	Dutch GAAP reclassified	impact of adoption of IFRS	IFRS	x € 1,000
Total revenues	2,677,275	—	2,677,275	—	2,677,275

Cost of sales	-1,605,442	38,913	-1,566,529	—	-1,566,529

Gross margin	1,071,833	38,913	1,110,746	—	1,110,746

Operating expenses [A; B; C]	-961,716	-38,913	-1,000,629	2,425	-998,204

Operating income	110,117	—	110,117	2,425	112,542

Financial expenses [net] [A]	-17,813	—	-17,813	-810	-18,623
Share in income of associates	580	—	580	—	580

Income before income taxes	92,884	—	92,884	1,615	94,499

Income taxes [A; B; C]	-11,752	—	-11,752	-574	-12,326

Net income	81,132	—	81,132	1,041	82,173

Net income attributable to

Shareholders	78,838		78,838		79,879
Minority interest	2,294		2,294		2,294

	81,132		81,132		82,173

*	Commencing December 1, 2005, Océ classifies innovation costs as ‘Operating expenses’. Until November 30, 2005, these costs were classified as ‘Cost of sales’. For the purpose of comparison, the comparative figures have been adjusted accordingly.

Reconciliation of the consolidated balance sheet from Dutch GAAP to IFRS at November 30, 2005

	Dutch GAAP*	impact of adoption of IFRS	IFRS	x € 1,000
Assets
Non-current assets
Intangible assets [A]	560,808	1,042	561,850
Property, plant and equipment	455,080	—	455,080
Rental equipment	123,719	—	123,719
Deferred income tax assets [B; C]	98,623	22,177	120,800
Other non-current financial assets [B]	231,107	-1,180	229,927

	1,469,337	22,039	1,491,376

Current assets
Inventories	363,523	—	363,523
Current income tax receivables	59,509	—	59,509
Other current assets	790,050	—	790,050
Cash and cash equivalents	142,699	—	142,699

	1,355,781	—	1,355,781

Total	2,825,118	22,039	2,847,157

Equity and Liabilities
Equity
Equity attributable to shareholders [A; B; C]	780,832	-70,007	710,825
Minority interest	37,406	—	37,406

	818,238	-70,007	748,231

Non-current liabilities
Borrowings	227,112	—	227,112
Retirement benefit obligations [B]	346,951	86,366	433,317
Trade and other liabilities [C]	—	5,637	5,637
Deferred income tax liabilities [A; B]	51,027	13,781	64,808
Provisions for other liabilities and charges [D]	120,974	-67,329	53,645

	746,064	38,455	784,519

Current liabilities
Borrowings	669,216	—	669,216
Current income tax liabilities	3,967	—	3,967
Trade and other liabilities [C]	587,633	12	587,645
Provisions for other liabilities and charges [D]	—	53,579	53,579

	1,260,816	53,591	1,314,407

Total	2,825,118	22,039	2,847,157

*	Compared to prior year the Dutch GAAP figures have been adjusted as a result of the completion of the initial accounting of the acquisition of Imagistics International Inc, for details reference is made to the caption ‘Business Combinations’.

Impact of IFRS on fiscal year 2005

Upon adoption of IFRS several accounting policies applicable to Océ have been changed. These changes are set out below, as well as their impact on the IFRS opening balance sheet at December 1, 2004, the balance sheet at November 30, 2005 and on the consolidated income statement of fiscal year 2005.

A Business combinations

The carrying amount of the goodwill as at December 1, 2004 is equal to the carrying amount of goodwill previously reported under Dutch GAAP. IFRS 3 requires that goodwill shall not be amortized. Instead, goodwill is subject to an impairment test, which has to be executed at least once a year. As a result, the goodwill amortisation reported under Dutch GAAP in fiscal year 2005 amounting to € 1.8 million [before taxes] has been reversed.

Contrary to Dutch GAAP, the cost of derivatives entered into as part of the acquisition of Imagistics International Inc. are not part of the cost of a business combination under IFRS. As a result, under IFRS the book value of goodwill recorded has been reduced by € 0.8 million and this amount has been charged to the income statement as financial expenses since no hedge accounting is applied for these derivatives.

B Employee benefits

With effect of fiscal year 2003, Océ has applied IAS 19 for pension accounting under Dutch GAAP. The actuarial losses and past service costs accumulated between December 1, 2002 and November 30, 2004 that have not been recognized in income under Dutch GAAP are recognized and deducted from equity in the IFRS opening balance sheet of December 1, 2004. As a result, taking into account tax consequences, retained earnings and other reserves are reduced by € 65.2 million at December 1, 2004 and € 67.0 million at November 30, 2005. The impact of this change on deferred income tax assets amounts to € 21.5 million. Compared to Dutch GAAP the pension charge was € 2.0 million [before taxes] lower.

C Share-based compensation

Share-based compensation relates to the share option plan for employees and the share plan [in force as from March 1, 2005] awarded to the members of the Board of Executive Directors. In the IFRS opening balance sheet at December 1, 2004, the reduction of retained earnings and other reserves amount to € 4.5 million [after tax]. On November 30, 2005 the reduction of retained earnings and other reserves amounts to € 4.0 million. The impact of this change on deferred tax assets amounts to € 0.7 million. The impact of share-based compensation on the income statement of fiscal year 2005 amounts to € 1.4 million before taxes [charge].

D Provision for other liabilities and charges

Under IFRS, provisions for other liabilities and charges are separately classified in the consolidated balance sheet as current liabilities [€ 53.6 million at November 30, 2005] or non-current liabilities. Under Dutch GAAP, all such provisions are classified as non-current liabilities with the current part being separately disclosed in the notes.

E Consolidated cash flow statement

Adoption of IFRS did not result in significant changes to the consolidated cash flow statement.

2. Adoption of IAS 32, IAS 39 and IFRS 5 as of December 1, 2005

As of December 1, 2005 Océ has adopted IAS 32 ‘Financial Instruments: Disclosure and Presentation’, IAS 39 ‘Financial Instruments: Recognition and Measurement’ and IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’.

Impact of adoption of IAS 32, IAS 39 and IFRS 5 on the consolidated balance sheet

	IFRS excluding IAS 32, 39 and IFRS 5	impact of adoption of IAS 32, 39 and IFRS 5	IFRS including IAS 32, 39 and IFRS 5	x € 1,000
	(Nov. 30, 2005)		(Dec. 1, 2005)
Assets
Non-current assets
Intangible assets	561,850	—	561,850
Property, plant and equipment	455,080	—	455,080
Rental equipment	123,719	—	123,719
Investments in associates	1,480	—	1,480
Deferred income tax assets [I]	120,800	3,437	124,237
Available-for-sale financial assets [J]	—	10,462	10,462
Derivative financial instruments [I]	—	8,828	8,828
Trade and other receivables [H; I; J]	210,107	-1,447	208,660
Other financial assets [J]	18,340	-18,340	—

	1,491,376	2,940	1,494,316

Current assets
Inventories	363,523	—	363,523
Derivative financial instruments [I]	—	6,077	6,077
Trade and other receivables [I]	790,050	855	790,905
Current income tax receivables	59,509	—	59,509
Cash and cash equivalents	142,699	—	142,699

	1,355,781	6,932	1,362,713

Non-current assets held for sale [H]	—	10,000	10,000

Total	2,847,157	19,872	2,867,029

	IFRS excluding IAS 32, 39 and IFRS 5	impact of adoption of IAS 32, 39 and IFRS 5	IFRS including IAS 32, 39 and IFRS 5	x € 1,000
	(Nov. 30, 2005)		(Dec. 1, 2005)
Equity and Liabilities
Equity
Equity attributable to shareholders [F; I]	710,825	-63,131	647,694
Minority interest [G]	37,406	-36,956	450

	748,231	-100,087	648,144

Non-current liabilities
Borrowings [F; G; I]	227,112	106,509	333,621
Derivative financial instruments [I]	—	38	38
Retirement benefit obligations	433,317	—	433,317
Trade and other liabilities	5,637	—	5,637
Deferred income tax liabilities	64,808	—	64,808
Provisions for other liabilities and charges	53,645	—	53,645

	784,519	106,547	891,066

Current liabilities
Borrowings [I]	669,216	78	669,294
Derivative financial instruments [I]	—	15,973	15,973
Current income tax liabilities	3,967	—	3,967
Trade and other liabilities [G; I]	587,645	-2,639	585,006
Provisions for other liabilities and charges	53,579	—	53,579

	1,314,407	13,412	1,327,819

Total	2,847,157	19,872	2,867,029

F Financing preference shares

Under Dutch GAAP, financing preference shares are included in equity for € 56.7 million, the nominal value under ‘Financing preference shares’ [€ 10.0 million] and the additional paid-in capital under ‘Share premium’ [€ 46.7 million]. At December 1, 2005 Océ had an unconditional obligation to pay dividend to its financing preference shareholders.

Based on this unconditional obligation, under IAS 32 these financing preference shares are reclassified from equity to borrowings for € 56.7 million at December 1, 2005. The amount paid-out, formerly recognized as dividend, is now recognized as interest under the caption ‘Financial expenses’.

The impact on the income statement of fiscal year 2005 would have been € 2.1 million [charge] before [and after] taxes.

Océ agreed revised conditions on the financing preference shares which were approved by the Annual General Meeting of Shareholders of April 20, 2006. The revised conditions mainly relate to the payment of dividend which in the new arrangement becomes conditional upon a dividend proposal by the Board of Executive Directors that has to be approved by the Board of Supervisory Directors and the Annual General Meeting of Shareholders. As a result, as of April 20, 2006 the financing preference shares are classified as equity and dividend paid is reported as a distribution from equity.

G Minority interest

Under Dutch GAAP Océ reports the share of a third party in one of its group companies as a minority interest in equity for € 37.0 million. At December 1, 2005 Océ had an unconditional obligation to pay dividend to the third party.

Based on this unconditional obligation, under IAS 32 the minority interest qualifies as a liability and is therefore reclassified from equity to borrowings for € 34.5 million and to current trade and other liabilities for € 2.5 million [accrued dividend] at December 1, 2005. Under IFRS, the amount paid-out, formerly recognized as dividend, is reported as financial expense in the income statement instead of net income attributable to minority interest reported under Dutch GAAP. The impact on the income statement of fiscal year 2005 would have been € 2.5 million [charge] before [and after] taxes.

On February 28, 2006 Océ agreed revised conditions with the third party shareholder. The revised conditions relate to the payment of dividend [which has become conditional upon approval of the corporate body concerned] and to the elimination of the existing put option. As a result, as of February 28, 2006 the minority interest is classified as equity whereas the payments are reported as minority interest under IFRS.

H Finance lease contracts held for sale

At December 1, 2005 certain lease contracts were to be sold to external finance companies as part of the ongoing outsourcing of the lease portfolio. Under Dutch GAAP these finance lease contracts are classified as part of the finance lease receivables. Under IFRS 5 these finance lease contracts are reported separately as ‘Non-current assets held for sale’.

This reclassification does not affect the valuation of the finance lease receivables since the carrying amount of these lease receivables is lower than the fair value less cost to sell. At December 1, 2005, the value of such finance lease contracts amounts to € 10.0 million.

I Derivative financial instruments

This adjustment relates to derivative financial instruments. IAS 32 and IAS 39 require all derivative financial instruments to be recognized at fair value. Under Dutch GAAP gains and losses on derivative financial instruments were [1] recognized on balance for unrealized gains and losses regarding foreign exchange hedges on balance sheet items; or [2] recognized at cost for all other derivative financial instruments.

J Available-for-sale financial assets

‘Other financial assets‘ have been reclassified based on the designation categories of IAS 32 and IAS 39 to ‘Available-for-sale financial assets’ and ‘Trade and other receivables’. The reclassification does not affect the measurement of these financial instruments.

3. New Accounting Standards

On a regular basis, the IASB issues new accounting standards, amendments and interpretations. In Océ’s fiscal year 2006 the IASB issued the following standards and interpretations:

IAS 21 [Amendment] ‘Net Investment in a Foreign Operation’

This standard is applicable for annual periods beginning on or after January 1, 2005. The amendment clarifies the requirements of IAS 21 regarding an entity’s investment in foreign operations and therefore helps the financial reporting of entities that invest in businesses operating in a currency different from that used by the entity. The adoption of this amendment did not have a material impact on Océ’s financial statements.

IFRIC interpretation 8 ‘Scope of IFRS 2’

IFRIC 8 is applicable for annual periods beginning on or after May 1, 2006, earlier application is encouraged. IFRIC 8 applies to share-based payment arrangements with parties other than employees, whereby the fair value of the share-based payment arrangement is measured by the direct method [e.g. the fair value of the goods or services received] and this fair value is less than the fair value of the equity instruments granted. Océ only operates share-based payment arrangements with employees measured by the indirect method. Therefore IFRIC 8 does not apply to Océ.

IFRIC interpretation 9 ‘Reassessment of embedded derivatives’

IFRIC 9 is applicable for annual periods beginning on or after June 1, 2006, earlier application is encouraged. IFRIC 9 prohibits subsequent reassessment of embedded derivatives unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. Océ has chosen to adopt IFRIC interpretation 9 early, as of December 1, 2005. The adoption of this interpretation did not have a material impact on Océ’s financial statements.

IFRIC interpretation 10 ‘Interim Financial Reporting and Impairment’

IFRIC 10 is applicable for annual periods beginning on or after November 1, 2006, earlier application is encouraged. IFRIC 10 prohibits the impairment losses recognized in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at a subsequent balance sheet date. Océ has chosen not to adopt this standard early, however the adoption of this interpretation is not expected to have a material impact on Océ’s financial statements.

IFRIC interpretation 11 ‘IFRS 2—Group and Treasury Share Transactions’

IFRIC 11 is applicable for annual periods beginning on or after March 1, 2007, early application is encouraged. IFRIC 11 requires a share-based payment arrangement in which an entity receives goods or services as consideration for its own equity instruments to be accounted for as an equity-settled share-based payment transaction, regardless of how the equity instruments needed are obtained. IFRIC 11 also provides guidance on whether share-based payment arrangements, in which suppliers of goods or services of an entity are provided with equity instruments of the entity’s parent, should be accounted for as cash-settled or equity-settled in the entity’s financial statements. Océ has chosen not to adopt IFRIC interpretation 11 early. The adoption of this interpretation is not expected to have a material impact on Océ’s financial statements.

IFRIC interpretation 12 ‘Service Concession Arrangements’

IFRIC 12 is applicable for annual periods beginning on or after January 1, 2008. Earlier application is permitted. IFRIC 12 addresses how service concession operators should apply existing IFRS to account for the obligations they undertake and rights they receive in service concession arrangements. IFRIC 12 is not relevant for Océ.

IFRS 7 ‘Financial Instruments: Disclosures’

IFRS 7 introduces new disclosures relating to financial instruments. This standard does not have any impact on the classification and valuation of the Group’s financial statements. IFRS 7 is applicable for annual periods beginning on or after January 1, 2007, early application is encouraged. Océ has chosen not to adopt this standard early, Océ is currently investigating the impact of adopting this standard.

IFRS 8 ‘Operating Segments’

IFRS 8 is applicable for annual periods beginning on or after January 1, 2009. Earlier application is permitted. IFRS 8 replaces IAS 14 and aligns segment reporting with the requirements of the US standard SFAS 131 ‘Disclosures about Segments of an Enterprise and Related Information’. Océ has chosen not to adopt this standard early and is currently investigating the impact of adopting this standard.

4. Financial Risk Management

Financial risk factors

The Group’s activities are exposed to a variety of financial risks: market risk [foreign exchange risk, interest rate risk and price risk], credit risk and liquidity risk. The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to hedge certain risk exposures. Risk management is carried out by a central treasury department under policies approved by the Board of Executive Directors. Corporate Treasury identifies, evaluates and hedges financial risks in close co-operation with the Group’s operating companies. The Board of Executive Directors provides written policies for foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments and the investment of excess liquidity.

Market risk

Foreign exchange risk Océ charges its customers for products and services in the customers’ local currency with the rationale that local costs are also incurred in that currency. Since manufacture and development of new products mainly takes place in the Euro-zone, a foreign exchange risk arises in respect of the flows of goods from the Euro-zone to countries outside the Euro-zone. The relocation of part of the manufacturing activities to Asia has reduced the net level of the foreign exchange exposure since these goods are paid for in US dollars. At Océ, net cash flows in currencies other than euro, which are known as transaction exposures, are subject of an active foreign exchange management policy, which is carried out, in close consultation with the Board of Executive Directors.

Océ applies a policy of managing the 12 months position of mainly the US dollar and the Pound sterling on a roll over basis, with hedging being applied up to a maximum of 80% of the net transaction exposure. The policy pursued provides cover for the transaction risk over the coming 12 months. Intercompany loans are 100% hedged. Currency translation exposures are not hedged, neither for local income nor for equity positions outside the Euro-zone. This risk is regarded as an inherent part of doing business as a multinational company.

Interest rate risk Interest risk can be divided into fair value interest rate risk and cash flow interest rate risk.

Fair value interest rate risk relates to the mismatch in duration of fixed interest-bearing revenues generated by lease contracts and fixed interest-bearing financing of these contracts. The extent to which this risk is hedged depends upon the risk profile decided upon. Océ hedges these fixed interest-bearing revenues between 60% and 80% via fixed rate loans. Because of the outsourcing of the lease activities, the interest rate risk has been significantly reduced.

Cash flow interest rate risk relates to the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Océ uses floating-to-fixed interest rate instruments to swap floating rate debt to fixed interest rates.

Price risk Océ has no significant exposure to security price risk because of the small amounts of investments held by Océ, which are classified as available-for-sale financial assets. Océ has no commodity price risk regarding any financial instruments.

Credit risk

Océ has no significant concentrations of credit risk. It has policies in place to ensure that products are sold to customers with an appropriate credit history. Deposits, derivatives and cash transactions are only entered into with financial institutions with a high credit rating. The Group has policies in place that limit the maximum amount of credit exposure to any financial institution. The maximum exposure to credit risk at balance sheet date is € 60.7 million.

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Océ aims to maintain flexibility in funding by securing sufficient committed credit lines.

Fair value estimation

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of exchange contracts is determined using quoted forward exchange rates at the balance sheet date.

The nominal value less impairment provision of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

5. Critical Accounting Estimates and Judgements

Océ makes estimates, assumptions and uses judgement concerning the future when preparing the consolidated financial statements. The resulting accounting estimates, by definition, rarely equal the actual results. The estimates, assumptions and judgements that have significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next fiscal year are disclosed below.

Impairment of goodwill

Océ tests at least annually whether goodwill has suffered any impairment, see note 14, by comparing the recoverable amounts of cash-generating units with their carrying amount. In determining the recoverable amount of a cash-generating unit, Océ makes estimates about future cash flows based on the value in use. Océ also makes estimates and assumptions concerning future revenues, future costs, future carrying amount, Weighted Average Cost of Capital [WACC] and future inflation rates.

Fair value of financial instruments and share-based compensation

The fair value of financial instruments that are not traded in an active market are determined using valuation techniques. These valuation techniques include estimates and assumptions about forward rates, discounted cash flows based on a single interest rate or yield curve.

For option-pricing models Océ also makes estimates and assumptions about the risk-free rate, expected dividend and expected volatility.

Provision for inventory obsolescence

In determining provision for inventory obsolescence, Océ makes assumptions and estimates, and makes its judgement based on historical usage of various product categories versus current inventory levels and specific identified obsolescence risks [e.g. end of life of related machines, the remaining service period of these machines and the impact of new environmental regulations].

Provision for impairment of trade and finance lease receivables

In determining provision for impairment of trade and finance lease receivables Océ bases its assumptions and estimates, and makes its judgements based on ageing and specific developments regarding its customers [e.g., creditworthiness and market developments]. The provision for impairment of trade and finance lease receivables is reviewed periodically to assess the adequacy of the provision.

Capitalization of development cost

In determining the development cost to be capitalized, Océ bases assumptions and estimates, and makes its judgement based on expected future cash flows generated by products that are the result of these development costs. Other important estimates and judgements in this assessment process are the required internal rate of return and the judgement regarding the distinction between research and development.

Provision for restructuring

Océ recognizes a provision for restructuring regarding cost-saving restructuring measures and the integration of acquired businesses. Provisions for restructuring include, amongst others impairment of assets, severance payments and termination fees.

Income taxes

Océ is subject to income taxes in numerous jurisdictions. Judgement is required in determining the world-wide provision for income taxes. There are some transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Océ recognizes deferred tax assets to the extent that it is probable that future taxable profits will allow the deferred tax assets to be recovered. This is based on estimates of taxable income by jurisdiction in which Océ operates and the period over which deferred tax assets are recoverable. In the event that actual results differ from these estimates in future periods, and depending on the tax strategies that Océ may be able to implement, changes to the recognition of deferred tax assets could be required, which could impact Océ’s financial position and net income.

Defined benefit plans

Defined benefit plans represent obligations that will be settled in the future. To project these obligations over a longer period of time, Océ is required to make assumptions regarding the development of these obligations. Post-employment benefit accounting is intended to reflect the recognition of future costs of defined benefit plans over the employee’s expected service period, based on the term of the plans and the investment and funding decisions made. Post-employment benefit accounting requires Océ to make assumptions about variables such as discount rate, rate of compensation increase, return on plan assets and future mortality rates. Océ periodically consults outside actuaries regarding these assumptions. Changes in these assumptions can have significant impact on the defined benefit obligations [also see note 28].

6. Segmental Information

	Wide Format Printing Systems		Digital Document Systems		total
x € million	2005	2006	2005	2006	2005	2006
Business Segmentation

Total revenues	834	875	1,843	2,235	2,677	3,110
Operating income	71	83	42	19	113	102
Net income attributable to shareholders	59	54	21	1	80	55

Assets	643	608	2,204	1,998	2,847	2,606
Liabilities	318	274	1,781	1,611	2,099	1,885
Equity	325	334	423	387	748	721

Capital expenditure*	26	44	123	162	149	206
Depreciation	30	30	96	135	126	165
Amortization	7	7	11	32	18	39
Impairment	1	—	—	—	1	—

	total revenues		assets		capital expenditure*
x € million	2005	2006	2005	2006	2005	2006
Geographical segmentation

United States	931	1,330	1,193	1,015	28	51
Germany	323	310	335	309	19	30
The Netherlands	289	285	652	639	56	85
United Kingdom	182	209	109	101	7	10
France	195	188	117	112	10	8
Rest of Europe	541	558	314	313	22	15
Countries outside Europe and the United States	216	230	127	117	7	7

Total	2,677	3,110	2,847	2,606	149	206

	average rate of 1 euro		balance sheet rate of 1 euro
	2005	2006	2005	2006
Exchange rates of a number of currencies of importance to Océ

Pound sterling	0.68	0.68	0.68	0.67
US dollar	1.25	1.24	1.18	1.32
Australian dollar	1.64	1.66	1.59	1.68
Swiss franc	1.55	1.57	1.55	1.59
Japanese yen	136.65	144.63	140.85	153.31

*	Net capital expenditure in intangible assets, property, plant and equipment and rental equipment.

7. Development of total revenues and gross margin

	total revenues		cost of sales		gross margin
x € million	2005	2006	2005	2006	2005	2006
Sales of goods	1,631	1,819	-969	-1,065	662	754
Revenues from rental and service	1,010	1,261	-597	-776	413	485
Interest from finance lease	36	30	—	—	36	30

Total	2,677	3,110	-1,566	-1,841	1,111	1,269

In total revenues and gross margin the result of € 2.5 million [2005: € 4.7 million] on the sale of lease portfolio is shown under ‘Sales of goods’.

The loss resulting from hedges of future cash flows of € 2.0 million is included in cost of sales [2005: € 0.6 million loss].

8. Expenses by nature

	2005	2006	x € 1,000
Material costs	-753,546	-885,044
Employee benefit expenses	-1,183,371	-1,353,982
Depreciation, amortization and impairment charges	-144,410	-203,850
Operating lease payments	-71,554	-66,441
Other expenses	-411,852	-498,758

Total cost of sales and operating expenses	-2,564,733	-3,008,075

9. Employee benefit expenses

	2005	2006	x € 1,000
Wages and salaries	-964,915	-1,109,547
Social security	-221,690	-193,861
Pension costs for [28]:
- defined contribution plans	-11,430	-17,047
- defined benefit plans	16,035	-31,061
Share-based compensation [31]	-1,371	-2,466

Total	-1,183,371	-1,353,982

In fiscal year 2006 in several countries agreement was reached on significant changes in the pension schemes. The significant changes relate amongst other to a change from defined benefit plans to defined contribution plans, mainly in the United States. The resultant reduction of € 16.5 million of the provision for pensions was credited to the income statement in fiscal year 2006. The reorganization plan initiated in 2005, to achieve a further reduction in costs, continued in 2006. The reorganization has led to a reduction of approximately 500 jobs in Europe and a reduction of approximately 300 jobs in the United States. The reorganization costs mainly relate to personnel costs.

In the fiscal year 2005 agreement was reached in the Netherlands on a significant change in the pension scheme, which meant that with effect from January 1, 2006 pension entitlements are based on career average instead of on final pay. The resultant reduction of € 69.4 million of the provision for pensions was credited to the income statement in the fiscal year 2005.

	pension provision	reorganization costs	total	x € 1,000
Recognition of the release pension provision and reorganization costs in the income statement of 2006:

Cost of sales	4,701	-4,701	—
Selling and marketing expenses	5,786	-6,586	-800
Research and development expenses	120	—	120
General and administrative expenses	5,903	-6,741	-838

Total	16,510	-18,028	-1,518

	pension provision	reorganization costs	total	x € 1,000
Recognition of the release pension provision and reorganization costs in the income statement of 2005:

Cost of sales	8,029	-8,029	—
Selling and marketing expenses	14,185	-10,185	4,000
Research and development expenses	21,366	-6,866	14,500
General and administrative expenses	25,800	-8,045	17,755

Total	69,380	-33,125	36,255

10. Research and development expenses

	2005	2006	x € 1,000
Total expenses on research and development	-231,889	-221,143
Development credit repayable and net subsidies received	-2,909	-3,835

Total	-234,798	-224,978

11. Financial income and expenses [net]

	2005	2006	x € 1,000
Interest charges and similar expenses	-22,311	-53,801
Interest on financing preference shares	—	-820
Commitment fees	-1,616	-1,840
Foreign exchange results [net] on financing activities	348	1,744
Fair value results on financial instruments:
- interest rate swaps: fair value hedges	—	4,911
- fair value adjustments on borrowings	—	-4,911
Other financial expenses	-2,120	-1,913

Financial expenses	-25,699	-56,630
Financial income—interest income	7,076	10,608

Financial income and expenses [net]	-18,623	-46,022

Amounts of interest capitalized in both years were immaterial.

12. Income taxes

	2005	2006	x € 1,000
Current tax	-3,164	1,455
Deferred tax	-9,162	-1,062

	-12,326	393

Tax calculated at domestic tax rates applicable to income in the respective countries	-25,382	-15,692

Income not subject to tax	9,773	10,028
Expenses not deductible for tax purposes	-2,263	-5,459

Tax credits	4,900	650
Recognition of deferred tax assets	646	10,866

Tax charge in income statement	-12,326	393

The ‘Tax credits’ item refers to a deferred income tax reduction of € 4.9 million [2005] in respect of research and development activities in the United States.

The effective rate -0.7% [2005: 13.0%]. The decrease is due to the recognition of deferred tax asset regarding tax-offsetable losses.

13. Earnings per ordinary share for net income attributable to shareholders

	2005	2006	x € 1,000
Net income attributable to shareholders of ordinary shares	77,771	53,244
Weighted average number of ordinary shares outstanding [x 1,000]	83,698	83,899
Basic earnings per ordinary share	0.93	0.63	euro

Net income attributable to shareholders of ordinary shares	77,771	53,244
Interest costs of convertible loans [net]	308	243

Net income attributable to shareholders of ordinary shares based on full conversion	78,079	53,487

Weighted average number of ordinary shares outstanding [x 1,000]	83,698	83,899
Adjustment for assumed conversion [x 1,000]	750	704

Adjustment for assumed equity settlement of share-based compensation [x 1,000]	221	974

Weighted average number of ordinary shares outstanding on the basis of conversion [x 1,000]	84,669	85,577

Diluted earnings per ordinary share	0.92	0.63	euro

14. Intangible assets

	goodwill	software	technology	customer base	trade marks and other	total	x € 1,000
At December 1, 2004
Cost	11,652	71,859	8,737	10,969	4,305	107,522
Accumulated amortization and impairments	10,048	43,536	4,761	10,661	1,309	70,315

Carrying amount	1,604	28,323	3,976	308	2,996	37,207

Movements in carrying amount in 2005:
Expenditure	—	14,052	170	483	17	14,722
Divestments	—	38	—	—	—	38

Net expenditure	—	14,014	170	483	17	14,684

Acquisition subsidiary	361,371	21,817	—	90,819	39,552	513,559
Amortization	—	13,998	1,641	948	1,100	17,687
Exchange differences	8,437	1,957	216	2,207	1,270	14,087

At November 30, 2005	371,412	52,113	2,721	92,869	42,735	561,850

Cost	372,027	102,275	8,828	94,054	45,318	622,502
Accumulated amortization and impairments	615	50,162	6,107	1,185	2,583	60,652

Carrying amount at November 30, 2005	371,412	52,113	2,721	92,869	42,735	561,850

Movements in carrying amount in 2006:
Expenditure	—	14,979	46,886	2,184	416	64,465
Divestments	—	119	—	—	—	119

Net expenditure	—	14,860	46,886	2,184	416	64,346

Acquisition subsidiaries	12,148	1,206	36	2,954	247	16,591
Amortization	—	14,683	6,726	9,452	8,020	38,881
Exchange differences	-38,393	-3,166	-96	-9,524	-4,365	-55,544

At November 30, 2006	345,167	50,330	42,821	79,031	31,013	548,362

Cost	345,790	95,706	55,070	89,062	40,886	626,514
Accumulated amortization and impairments	623	45,376	12,249	10,031	9,873	78,152

Carrying amount at November 30, 2006	345,167	50,330	42,821	79,031	31,013	548,362

	2005	2006	x € 1,000
Recognition of amortization costs in the income statement:

Cost of sales	4,211	7,648
Selling and marketing expenses	5,066	15,018
Research and development expenses	1,533	7,264
General and administrative expenses	6,877	8,951

Total	17,687	38,881

The column software includes internally generated software of € 23.8 million [2005: € 23.5 million]. The column technology includes capitalised product development expenses of € 26.3 million [2005: € 1.2 million].

The remaining amortisation period of intangible assets acquired or arisen from the acquisition of Imagistics International Inc. are respectively for software 6 years, for customer base 9 years and for trade marks and other intangible assets 7 years.

Océ has designated five cash-generating units for the purpose of impairment testing and has allocated the goodwill on acquisition to those cash-generating units. The five cash-generating units are:

•	Corporate / Commercial Printing Systems

•	Océ Business Services

•	Technical Document Systems

•	Display Graphics Systems

•	Imaging Supplies

Goodwill allocation to cash-generating units

	Technical Document Systems		Display Graphics Systems		Corporate / Commercial Printing Systems		Océ Business Services		Total
x € 1,000	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006
United States	33,704	30,099	—	—	306,186	273,939	15,536	25,333	355,426	329,371
Canada	—	—	—	—	8,054	7,676	—	—	8,054	7,676
France	—	—	938	938	—	—	—	—	938	938
United Kingdom	—	—	—	—	6,305	6,447	—	—	6,305	6,447
Slovakia	303	323	—	—	386	412	—	—	689	735

Total	34,007	30,422	938	938	320,931	288,474	15,536	25,333	371,412	345,167

The goodwill mainly relates to the acquisition of Imagistics International Inc. in 2005. The recoverable amount of a cash-generating unit [CGU] is calculated based on the higher of its fair value less cost to sell and its value in use. These calculations use cash flows projections based on financial forecasts approved by management covering a five-year period. Cash flows beyond the five year period are extrapolated for another 5 years using the estimated growth rates per CGU stated below and a perpetual phase. The growth rates used in the second five-year period do not exceed the weighted average growth rates for the business in which the CGU operates. Management believes that the extrapolation for another five years can be determined reliably and gives a better reflection of Océ’s cash-generating potential. The growth rates used in the perpetual phase do not exceed the average inflation rate of the economic environment in which Océ operates.

Key assumptions used for value in use calculations per CGU to which goodwill has been allocated:

in %	Technical Document Systems	Display Graphics Systems	Corporate / Commercial Printing Systems	Océ Business Services
Weighted average growth rate	2.0	6.7	4.2	10.0
Weighted average inflation rate	2.0	2.0	2.0	2.0
Pre-tax discount rate	10.9	10.9	10.9	10.9

These assumptions have been used for the analysis of each CGU within the business segment. Management forecasts profits based on past performance and its expectations for market development. The weighted average growth rates used are consistent with forecasts included in industry reports. The discount rate used is pre-tax and reflects the risk of Océ as a whole.

15. Property, plant and equipment

	property and plant	production equipment	other equipment	other fixed assets	under construction and prepayments	not in production process	total	x € 1,000
At December 1, 2004
Cost	349,396	428,331	81,957	338,532	34,746	13,018	1,245,980
Accumulated depreciation and impairments	170,020	329,794	49,020	264,351	—	9,305	822,490

Carrying amount	179,376	98,537	32,937	74,181	34,746	3,713	423,490

Movements in carrying amount in 2005:
Expenditure	7,359	17,515	28,622	27,066	15,736	181	96,479
Divestments	3,077	1,549	2,527	3,811	—	—	10,964

Net expenditure	4,282	15,966	26,095	23,255	15,736	181	85,515

Reclassifications	10,058	18,936	—	1,995	-30,989	—	—
Acquisition subsidiary	7,982	3,725	3,840	9,479	—	1,722	26,748
Depreciation	10,395	32,320	19,310	26,051	—	302	88,378
Impairment	—	562	—	—	—	—	562
Exchange differences	1,847	2,157	2,405	1,702	88	68	8,267

At November 30, 2005	193,150	106,439	45,967	84,561	19,581	5,382	455,080

Cost	370,320	467,686	106,449	358,295	19,581	15,079	1,337,410
Accumulated depreciation and impairments	177,170	361,247	60,482	273,734	—	9,697	882,330

Carrying amount at November 30, 2005	193,150	106,439	45,967	84,561	19,581	5,382	455,080

Movements in carrying amount in 2006:
Expenditure	4,824	9,299	31,073	16,455	21,002	40	82,693
Divestments	739	1,036	4,666	1,135	—	174	7,750

Net expenditure	4,085	8,263	26,407	15,320	21,002	-134	74,943

Reclassifications	619	14,376	—	1,490	-16,455	-30	—
Acquisition subsidiaries	—	663	—	214	—	80	957
Depreciation	10,561	31,334	24,980	26,299	—	686	93,860
Exchange differences	-2,212	-1,918	-2,554	-2,040	-146	-118	-8,988

At November 30, 2006	185,081	96,489	44,840	73,246	23,982	4,494	428,132

Cost	365,631	467,311	111,126	345,352	23,982	13,400	1,326,802
Accumulated depreciation and impairments	180,550	370,822	66,286	272,106	—	8,906	898,670

Carrying amount at November 30, 2006	185,081	96,489	44,840	73,246	23,982	4,494	428,132

‘Other equipment’ consists of machines used for Océ Business Services and internally used machines.

In 2005 an impairment loss regarding production equipment of € 0.6 million was recognized. This loss has been included in the general and administrative expenses in the income statement.

The book value of ‘Other fixed assets’ contains an amount of € 8.6 million for finance leases [2005: € 10.3 million].

Lease payments amounting to € 66.4 million [2005: € 71.6 million] relating to the lease of buildings, machinery and equipment, are included in the income statement.

	2005	2006	x € 1,000
Recognition of depreciation costs in the income statement:

Cost of sales	50,161	51,458
Selling and marketing expenses	21,957	24,988
Research and development expenses	10,174	12,258
General and administrative expenses	6,086	5,156

Total	88,378	93,860

16. Rental equipment

	2005	2006	x € 1,000
At December 1, 2004/2005
Cost	302,798	353,644
Accumulated depreciation and impairments	244,907	229,925

Carrying amount	57,891	123,719

Movements in carrying amount:
Acquisition subsidiary	50,437	—
Installed on rental	113,015	127,435
Divestments	64,134	60,643
Depreciation	37,783	71,109
Exchange differences	4,293	-7,493

At November 30	123,719	111,909

Cost	353,644	353,771
Accumulated depreciation and impairments	229,925	241,862

Carrying amount at November 30	123,719	111,909

In the income statement depreciation is included in full under ‘Cost of sales’.

17. Investment in associates

	2005	2006	x € 1,000
Carrying amount at December 1, 2004/2005	1,470	1,480

Movements in the carrying amount:
Share in income	580	504
Divestments	—	-3
Dividend	-514	-300
Exchange differences	-56	139

Carrying amount at November 30	1,480	1,820

No goodwill is included in the investment in associates at November 30, 2006 [2005: nil].

18. Deferred income tax

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relates to the same fiscal authority.

	2005	2006	x € 1,000
The changes in deferred income tax assets and liabilities were as follows:

At November 30, 2005		55,992
Adoption IAS 32 and IAS 39		3,437

At December 1, 2004/2005	107,923	59,429
Acquisition subsidiary	-39,613	—
Exchange rate differences	4,876	-32
Income statement	-9,162	-1,062
Transferred from current tax position	-8,032	-24,729

At November 30	55,992	33,606

	2005		2006
	assets	liabilities	assets	liabilities	x € 1,000
The composition of deferred income tax assets and liabilities is as follows:

Intangible assets	23,309	40,030	22,344	56,030
Tangible assets	29,083	—	21,201	—
Leasing	—	6,699	—	27,146
Current assets	30,590	121	29,277	—
Non-current assets	64,481	13,781	69,253	8,431
Current liabilities	285	18,977	—	16,428

Total	147,748	79,608	142,075	108,035

Deferred income tax netted by fiscal entity:	132,948	64,808	84,683	50,643
Carry forward losses	24,048	—	38,617	—
Non-recognized deferred income tax receivables	-36,196	—	-39,051	—

Total	120,800	64,808	84,249	50,643

	2010	2011	after 2011	unlimited	total	x € million
The claim for carry forward losses as at November 30, 2006 falls due as follows:	0.1	0.1	13.2	25.2	38.6

19. Available-for-sale financial assets

	2006	x € 1,000
Carrying amount at November 30, 2005	—
Adoption IAS 32 and IAS 39	10,462

Carrying amount at December 1, 2005	10,462

Movements in carrying amount:
Additions	539
Disposals	1,372
Net gains / [losses] transferred to equity	-189
Exchange differences	-51

Carrying amount at November 30	9,389

Listed securities [Japan]	513
Unlisted securities [Euro-zone countries]	8,876

Total	9,389

There were no impairment provisions on available-for-sale financial assets in 2006.

20. Derivative financial instruments

	2006
	assets	liabilities	x € 1,000
Interest rate swaps	4,019	3,369
Foreign exchange contracts	8,887	2,961
Cap on financing preference shares	3,902	—
Call option convertible debentures	—	1,822
Embedded derivatives	674	—

Total	17,482	8,152

Less non-current portion:
Interest rate swaps	940	2,961
Foreign exchange contracts	2,273	—
Cap on financing preference shares	3,902	—
Call option convertible debentures	—	1,767

	7,115	4,728

Current portion	10,367	3,424

Interest rate swaps

Interest rate swaps are used to achieve the desired risk profile in terms of fixed and variable interest rate exposures. The central objective of the policy is to prevent a mismatch between the portfolio of rentals and leases and the financing of the Group. Efforts are made to achieve a ratio of 60% to 80% between the above fixed-interest assets and the related liabilities. The contract value / notional amount of the outstanding interest rate swaps is as follows [in millions]: € 450.6 [2005: € 580.2]. At November 30, 2006, the interest rates vary from 3.4% to 5.4% [2005: 2.3% to 4.6%]. The main floating rates are EURIBOR and US-Treasuries.

Foreign exchange contracts

Océ uses foreign exchange contracts [swaps and outright contracts] to manage the foreign exchange risks. Océ does not hedge the currency translation risk arising from net investments in foreign operations. The foreign exchange management policy is aimed at protecting the gross margin and [intercompany] loan exposures denominated in foreign currencies. Regarding the gross margin, Océ applies a policy of managing the twelve months position of the US dollar and the pound sterling on a rollover basis, with hedging being applied up to a maximum of 80% of the net transaction. Intercompany loans are being hedged on a 100% basis. The principal amounts of foreign exchange contracts at the balance sheet date are as follows [in millions]:

•	in respect of future cash flows: € 269.5 [2005: € 237.2];

•	in respect of [intercompany] loans: € 38.4 [2005: € 197.0].

Cap on convertible financing preference shares

Océ agreed revised conditions on the financing preference shares which were approved by the Annual General Meeting of Shareholders of April 20, 2006. Based on the revised conditions the holders of the financing preference shares can convert these shares into ordinary shares at a price of € 18.01 per share on November 30, 2012. The conversion option however is capped at 130% of the conversion price, the difference between the actual share price and 130% of the conversion price is recognized as a derivative financial asset [cap]. The cap is measured using a binomial option-pricing model.

Call options on convertible debentures

Convertible debentures to employees contain the right to convert the debentures into the value of ordinary shares. Because only cash-conversion is applicable, the call option on convertible debentures is recognized as a derivative financial liability using the binomial option-pricing model.

Embedded derivatives

Océ enters into purchase and sales contracts denominated in various currencies. In some cases this is a currency of neither party to the contract. In these cases the embedded foreign exchange contract is bifurcated from its host contract [sales or purchase contract].

Hedge accounting

Océ has designated certain qualifying derivative financial instruments as hedge instruments for fair value hedge accounting or cash flow hedge accounting to manage its volatility in earnings.

The principal amount and fair value of interest rate swaps designated in a fair value hedge are as follows: € 127.7 million and € 3.5 million. The change in fair value of the item being hedged during the period of hedge accounting amounts to € 3.5 million.

The principal amount and fair value of foreign exchange contracts designated in a cash flow hedge are as follows: € 170.9 million and € 3.3 million.

For movements to and from the hedge reserve, see note 26.

21. Trade and other receivables

	2005	2006	x € 1,000
Trade receivables [gross]	630,225	602,271
Provision for impairment of trade receivables	-62,631	-53,240

Trade receivables [net]	567,594	549,031
Finance lease receivables	343,159	303,382
Prepayments	23,813	18,659
Duties and taxes	12,001	13,720
Other receivables	53,590	52,137

Total	1,000,157	936,929

Less non-current portion:
Finance lease receivables	210,107	199,999
Other receivables	—	7,864

Total	210,107	207,863

Current portion	790,050	729,066

There is no concentration of credit risk with respect to trade receivables, as Océ has a large number of customers internationally dispersed.

The carrying amount of the trade and other receivables approximates the fair value.

During fiscal year 2006 € 6.1 million of the provision for impairment lease receivables was released to the income statement due to a change in accounting estimate. The release has been included in ‘Selling and marketing expenses’.

‘Other receivables’ include loans provided to the Board of Executive Directors of € 0.3 million [2005: € 0.3 million]. The specification of this amount is as follows:

R.L. van Iperen € 0.1 million, J. van den Belt € 0.1 million and J.F. Dix € 0.1 million. These loans are interest-free and were made available prior to November 30, 2002. Repayment takes place upon exercise or cancellation of the annual tranche of options in respect of which the loan was provided. This item also includes an amount of € 0.5 million [2005: € 0.7 million] which was provided to personnel in the form of loans.

	2005	2006	x € 1,000
Finance lease receivables comprise the following components:

Finance lease receivables [gross]	418,694	359,601
Unearned interest	-64,302	-54,494
Residual value	4,633	5,701

	359,025	310,808
Provision for impairment lease receivables	-15,866	-7,426

Finance lease receivables [net]	343,159	303,382

	2005	2006	x € 1,000
The gross finance lease receivables can be subdivided into the following duration-categories:

Less than one year	133,052	122,513
More than one year but less than five years	280,982	220,772
More than five years	4,660	16,316

Total	418,694	359,601

22. Inventories

	2005	2006	x € 1,000
Raw and other materials	61,441	59,349
Semi-finished products and spare parts	134,916	118,286
Finished products and trade inventories	167,166	162,788

Total inventory	363,523	340,423

Allowances for obsolescence amount to Euro 192.1 million and Euro 179.2 million at November 30, 2005 and 2006 respectively.

Part of the inventory relates to printing and copying machines which have been returned by the customers at the end of the operating lease term. These machines are included at their original cost price less cumulative depreciation. This cumulative depreciation of Euro 86 million (2005: Euro 82 million) is part of the allowances for obsolescence.

23. Cash and cash equivalents

	2005	2006	x € 1,000
Cash and bank balances	39,575	24,018
Time deposits	103,124	60,978

Total	142,699	84,996

The effective interest rate on time deposits was 3.29% [2005: 1.98%]; these deposits have an average maturity of 1 day [2005: 1 day]

24. Non-current assets held for sale

As part of the ongoing outsourcing of the lease portfolio certain finance lease receivables, including underlying assets, are to be sold to external finance companies. These finance lease receivables have been presented as non-current assets held for sale. This transaction has been completed in December 2006.

25. Share capital

	ordinary shares	priority shares	financing preference shares	total	x € 1,000
At December 1, 2004	43,634	2	10,000	53,636
Conversion of convertible debentures to employees	3	—	—	3

At November 30, 2005	43,637	2	10,000	53,639
Impact of adoption of IAS 32 and IAS 39	—	—	-10,000	-10,000

At December 1, 2005	43,637	2	—	43,639
Conversion of convertible debentures to employees	5	—	—	5
Reclassification of financing preference shares	—	—	10,000	10,000

At November 30, 2006	43,642	2	10,000	53,644

Overview of movements in number of shares outstanding

	number at December 1, 2005	conversion	repurchase	exercise of options	number at November 30, 2006
Number of ordinary shares	87,274,460	10,980	—	—	87,285,440
Treasury shares	3,564,872	—	—	-260,566	3,304,306

Number of ordinary shares	83,709,588	10,980	—	260,566	83,981,134
Priority shares	30	—	—	—	30
Financing preference shares	20,000,000	—	—	—	20,000,000

Authorised capital

The authorised capital amounts to € 175,001,500 and is subdivided into:

	Authorised shares	Nominal value per share	Voting rights per share
Ordinary shares	145,000,000	€0.50	1
Priority shares	30	€50	100
Convertible cumulative financing preference shares	30,000,000	€0.50	1
Cumulative protective preference shares	175,000	€500	1,000

Ordinary shares

During the fiscal year the total number of ordinary shares increased by 271,546 to 83,981,134 as at November 30, 2006. The main reason for this was the exercise of share options in connection with the share option plan.

Priority shares

All priority shares are issued. They are held by Foundation Fort Ginkel, Venlo, the directors of this Foundation are: J.L. Brentjens [chairman], R.L. van Iperen and F.J. de Wit. The Articles of Association grant certain rights to the holders of priority shares, including the following:

•	they determine the number of members of the Supervisory and Executive Boards;

•	they draw up a binding nomination list for shareholders for the appointment of Supervisory and Executive Directors;

•	alteration of the Articles of Association is possible only if proposed by them;

•	their approval is required for the issue of shares as yet not issued.

In any one year not more than € 60 may be distributed as a dividend on all the priority shares together. The Board of Executive Directors of Océ N.V. and the directors of Foundation Fort Ginkel are jointly of the opinion that, as regards the exercise of the voting rights attaching to the priority shares, Foundation Fort Ginkel has complied with the requirements set in respect hereof in Appendix X of Euronext Rulebook, Book II, General Rules Euronext Amsterdam Stock Market.

Financing preference shares

In 1996 5,000,000 financing preference shares were placed with the Foundation ‘Stichting Administratiekantoor Preferente Aandelen Océ’ [Administration office] in return for the issue to a number of institutional investors of registered depository receipts with limited cancellability. As a result of a share split the number of financing preference shares currently placed amounts to 20,000,000. With effect from May 3, 2006 conversion of financing preference shares into ordinary shares is possible with due regard to the regulations of article 41 of the Articles of Association of Océ N.V.

The directors of the Administration office are: P.H. Vogtländer [chairman], S. Bergsma, J.M. Boll, J. Klaassen and J. Zuidam.

Protective preference shares

Since 1979 the Company has been under the irrevocable obligation to issue protective preference shares to the Lodewijk Foundation, Venlo, on the latter’s first request. As to the nominal value of such issue, the Company’s obligation is since February 1997 related to at most an amount equal to the total nominal value of the ordinary and financing preference shares of the Company issued at the time of the request. The directors of the Lodewijk Foundation are: N.J. Westdijk [chairman], S.D. de Bree, M.W. den Boogert and F.J.G.M. Cremers. The Board of Executive Directors of Océ N.V. and the directors of the Lodewijk Foundation are jointly of the opinion that, as regards the independence of the directors of the Lodewijk Foundation, the requirements set in respect hereof in Appendix X of Euronext Rulebook, Book II, General Rules Euronext Amsterdam Stock Market have been complied with.

Treasury shares

The Group’s policy is to purchase shares required to settle equity-settled share-based compensation plans and share-based compensation plans with cash alternatives either before or upon settlement.

26. Other reserves

	treasury shares	legal reserves				total	x € 1,000
		hedging reserve	available-for- sale investments	currency translation differences	other legal reserves
At December 1, 2004	-52,285	—	—	-140,391	2,441	-190,235
Currency translation differences
- Group	—	—	—	34,875	—	34,875
- investments in associates	—	—	—	-56	—	-56
Share-based compensation [31]
- proceeds from shares reissued	4,419	—	—	—	—	4,419
Purchase of treasury shares	-1,517	—	—	—	—	-1,517
Other changes	—	—	—	—	-186	-186

At November 30, 2005	-49,383	—	—	-105,572	2,255	-152,700
Impact of adoption of IAS 32 and IAS 39	—	-7,886	—	—	—	-7,886

At December 1, 2005	-49,383	-7,886	—	-105,572	2,255	-160,586
Cash flow hedges:
-transferred to hedging reserve	—	5,860	—	—	—	5,860
-recycled to the income statement	—	4,338	—	—	—	4,338
Currency translation differences
- Group	—	—	—	-42,656	—	-42,656
- investments in associates	—	—	—	139	—	139
Share-based compensation [31]
- proceeds from shares reissued	3,561	—	—	—	—	3,561
Other changes	—	—	-189	—	25,354	25,165

At November 30, 2006	-45,822	2,312	-189	-148,089	27,609	-164,179

Océ is a company incorporated under Dutch law. In accordance with the Dutch Civil Code, legal reserves have to be established in certain circumstances. The currency translation reserve, the available for-sale investments reserve, the hedging reserve and the other legal reserves are legal reserves. The other legal reserves consist of a reserve for non-distributed income of investments in associates and for capitalized development costs. Legal reserves are not available for distribution to Océ’s shareholders. If the currency translation reserve or the cash flow hedging reserve has a negative balance, distributions to Océ’s shareholders are restricted to the extent of the negative balance.

27. Borrowings

	2005	2006	x € 1,000
Convertible debentures to employees	8,189	7,249
6.18% semi-annual USPP Notes due in 2011	—	116,755
6.31% semi-annual USPP Notes due in 2013	—	43,973
6.38% semi-annual USPP Notes due in 2016	—	2,274
5.82% semi-annual USPP Notes due in 2016	—	29,654
6.25% annual debenture due in 2007	123,129	—
Drawn under € 500 million facility [5.911% - 5.974%]	—	204,701
Drawn under € 150 million facility [2.55% - 6.06%]	—	103,681
Other loans	88,742	19,611
Finance lease obligations	7,052	5,100

Non-current	227,112	532,998

Convertible debentures to employees	2,966	1,512
Bank overdrafts	12,336	4,976
6.375% annual debenture due in 2006	96,247	—
6.25% annual debenture due in 2007	—	123,129
4.7% bridge facility due in 2006	438,068	—
Other loans	114,840	44,513
Finance lease obligations	4,759	5,616

Current	669,216	179,746

Total borrowings	896,328	712,744

Redemption of borrowings is as follows:

	2005	2006	x € 1,000
12 months or less	669,216	179,746
1-2 years	158,276	20,384
2-3 years	58,458	2,548
3-4 years	2,136	988
4-5 years	1,438	426,136
more than 5 years	6,804	82,942

Total	896,328	712,744

The carrying amounts of the borrowings are denominated in the following currencies:

	2005	2006	x € 1,000
Euro	297,273	157,101
US dollar	496,769	424,474
Pound sterling	9,115	40,826
Other	93,171	90,343

	896,328	712,744

The fair value of borrowings is € 13.5 million higher than the carrying amount [2005: € 10.4 million]. The carrying amount of borrowings is € 3.7 million higher than the face value, as a result of the application of fair value hedge accounting.

In 2006, Océ concluded an $ 215 million and a £ 20 million US Private Placement and an € 650 million multi-currency revolving credit facility, to refinance its maturing debentures and other loans and to finance the acquisition of Imagistics International Inc.

The average effective interest rates are as follows:

	2005	2006	per cent
Convertible debentures to employees	4.18	3.99
Debentures and other loans	5.41	5.71
Finance lease obligations	8.80	10.25

Employees may opt for convertible personnel debentures under the annual profit-sharing scheme. The duration is 6.5 years. The average conversion price is € 11.87 [2005: € 11.94].

The fixed interest rates of the euro [debenture] loans have been fully swapped into variable interest rates.

Finance lease obligations

Redemption of the finance lease obligations will take place from 2007 up to and including 2011.

Covenants

In order to refinance part of its debt obligations Océ entered into the US Private Placement Market and a multi-currency revolving credit facility with a number of international banks. The multi-currency revolving credit facility consists of a € 500 million credit facility to Océ N.V. and a € 150 million credit facility to Océ-Interservices N.V./S.A.

There was no breach of covenants during the fiscal year 2006.

28. Retirement benefit obligations

	2005	2006	x € 1,000
Balance sheet obligations:
Defined benefit plan	433,317	421,262

Pension costs for:
• Defined contribution plans	11,430	17,047
• Defined benefit plans	-16,035	31,061

Total	-4,605	48,108

Recognition of pension costs in the income statement:
Cost of sales	16,004	18,441
Selling and marketing expenses	4,698	13,297
Research and development expenses	-7,875	8,920
General and administrative expenses	-17,432	7,450

Total	-4,605	48,108

Defined contribution plan:

The contributions are recognized as ‘Defined contribution plan’ under ‘Trade and other liabilities’ when they are due.

Defined benefit plan:

	2005		2006		x € 1,000
Weighted average actuarial assumptions:
Discount rate	4.47		4.65		per cent
Expected return on plan assets	6.67		6.12
Expected increase in salaries	2.69		2.73
Expected increase in benefits	2.05		1.90

Pension costs for defined benefit plans are charged to the income statement as follows:
Current service costs	47,738		46,641
Interest costs	67,779		67,856
Expected return on plan assets	-62,163		-66,544
Amortization of [gains] / losses	—		377
Curtailments / settlements	-69,389	*	-17,269	*

Total	-16,035		31,061

*	This mainly relates to the release of the pension provision of € 16.5 million in fiscal year 2006 [2005: € 69.4 million]. See page F-31.

	2005		2006		x € 1,000
The amounts included in the balance sheet are determined as follows:

Present value of funded obligations	-1,288,620		-1,289,549
Fair value of plan assets	1,077,013		1,149,417

	-211,607		-140,132
Present value of unfunded obligations	-256,686		-259,623

Funded status	-468,293		-399,755
Unrecognized actuarial [gains] / losses	35,079		-21,471
Unrecognized past service costs	-103		-36

Liability in the balance sheet	-433,317		-421,262

Movements in defined benefit obligation:
Defined benefit obligation at December 1, 2004/2005	-1,390,269		-1,545,306
Current service costs	-47,738		-46,641
Interest costs	-67,779		-67,856
Employee contributions	-13,868		-12,296
Actuarial gains / [losses]	-111,607		45,686
Amendments	69,615	**	20,285	**
Benefits paid	37,007		40,584
Exchange differences	-20,667		16,372

Defined benefit obligation at November 30	-1,545,306		-1,549,172

Movements in the fair value of the plan assets:
Fair value of assets at December 1, 2004/2005	896,934		1,077,013
Actual return on plan assets	139,101		76,331
Employer contributions	48,711		40,048
Employee contributions	13,868		12,296
Amendments	—		-2,461	**
Benefits paid	-37,007		-40,584
Exchange differences	15,406		-13,226

Fair value of plan assets at November 30	1,077,013		1,149,417

**	This mainly relates to a change from defined benefit plans to defined contribution plans in fiscal year 2006, which resulted in the release of the pension provision of € 16.5 million, net of the related and not yet recognized actuarial losses [2005: € 69.4 million]. See page F-31.

29. Trade and other liabilities

	2005	2006	x € 1,000
Trade accounts payable	185,756	199,952
Notes payable	8,286	9,330
Other taxes and social security payable	60,175	65,719
Dividend financing preference shares	2,108	1,733
Defined contribution plan	2,505	3,688
Salary expenses and payroll taxes	156,477	154,939
Share-based compensation [31]	5,649	6,304
Deferred income	56,238	56,575
Other liabilities	22,795	38,868
Accrued expenses	93,293	68,914

Total	593,282	606,022
Less non-current portion	5,637	15,137

Current portion	587,645	590,885

The carrying amounts approximate the fair values.

30. Provisions for other liabilities and charges

	other long term employee benefits	employee termination benefits	restructuring	other	total	x € 1,000
at November 30, 2005	37,073	19,274	23,397	27,480	107,224

Addition charged to income statement	3,575	5,551	13,868	5,496	28,490
Release to income statement	467	110	2,739	1,621	4,937
Withdrawals	3,539	9,398	22,401	10,624	45,962
Exchange differences	-54	-26	-223	-1,312	-1,615

at November 30, 2006	36,588	15,291	11,902	19,419	83,200

The distribution was as follows:

	2005	2006	x € 1,000
Current	53,579	29,291
Non-current	53,645	53,909

Total	107,224	83,200

Other long-term employee benefits include long-service leave awards, jubilee and other long-service benefits.

Employee termination benefits relate mainly to an early retirement program in Germany [‘Altersteilzeit’]. This program can be used by Océ to create an incentive for employees, within a certain age group, to transition from [full or part-time] employment into retirement before their legal retirement age.

Restructuring relates mainly to the restructuring that was initiated in 2005 to achieve further reduction in costs. The restructuring provision of 2005 and 2006 comprises only costs of personnel.

Other relates amongst other to [legal] proceedings, guarantee commitments and onerous contracts in respect of buildings.

Of the total reorganization costs of € 18.0 million, an amount of € 11.1 million has been included under the restructuring provision, € 4.3 million under employee termination benefits and € 2.6 million under other provisions.

31. Share-based compensation

As an incentive for the achievement of Océ’s objectives over the long-term and to stimulate a long-term involvement with the company, Océ operates several share-based compensation plans, which were granted to certain senior company executives.

	settlement type	fair value at November 30, 2005	total expense recognized in the income statement	fair value at November 30, 2006	x € 1,000
Share option plans	cash alternatives	5,635	168	5,803
Share plans	equity / cash alternatives	81	2,298	2,379

Total		5,716	2,466	8,182

At November 30, 2006, the liability arising from share-based compensation amounts to € 6.3 million [2005: € 5.6 million]

The intrinsic value of vested share-based compensation at November 30, 2006 amounts to € 2.5 million [2005: € 2.7 million].

Share option plans

Up to and including the 2005 fiscal year, Océ issued share option plans to a group of eligible employees in which option rights and/or Share Appreciation Rights [SARs] in respect of ordinary shares in Océ were granted. In addition, conditional options were also granted to a limited number of participants.

Share option plans have an average vesting period of 2.5 years and an exercise period of 6 years. During the exercise period, the employees have an American call option on ordinary shares Océ. The fair value of the option plan is measured using a biomial option-pricing model. The expected volatility was determined using the historical volatility of the equivalent period in the past from the moment of measurement. The expected dividends of € 0.58 per share are based on the past and proposed dividends. The risk free rate used is based on the ‘Marginal Lending Facility’ of the European Central Bank [4.25%]. Based on historical data, it is expected that employees on average will exercise their option early if the stock price is 34% above the exercise price. The table below shows the rights granted under this share option plan.

share option plan of year	number of granted options		exercise price in euro	outstanding at November 30, 2005	forfeited / expired	exercised	outstanding at November 30, 2006	expiration date
Exercisable
2001	847,500		18.10-24.44	404,000	404,000	—	—	November 29, 2005/2006
2002	716,000	unconditional	9.77-13.19	466,500	3,000	109,000	354,500	November 28, 2009/2010
2003	793,000	unconditional	10.75-14.51	597,000	3,000	83,000	511,000	November 27, 2010/2011
2004	692,500	unconditional	12.21-12.30	643,500	4,000	48,000	591,500	November 26, 2011/2012
2005	328,000	unconditional	11.25	321,000	3,000	15,000	303,000	November 30, 2012

Unexercisable
2004	446,000	conditional	12.21	384,000	384,000	—	—	November 26, 2011/2012
2005	195,000	unconditional	11.25-15.19	195,000	—	4,000	191,000	November 30, 2013
2005	492,000	conditional	11.25	492,000	8,000	—	484,000	November 30, 2013

	4,510,000			3,503,000	809,000	259,000	2,435,000

Average exercise price in euro				12.08	15.23	10.64	11.19

All share options are conditional on employees completing the 2 or 3 year’s vesting period [service condition], ‘conditional’ mentioned above refers to additional vesting conditions.

Regulation

Participation in the Océ share option plans is subject to regulations so as to prevent the misuse of inside information. Participants are prohibited from trading in Océ options on the Euronext Options Exchange in Amsterdam and are not allowed to dispose of or pledge the options that they have been granted.

Participants have to transfer the exercise of their options to an independent Trustee designated by the company; this Trustee will then exercise the options according to the instructions given by the participants. Participants can only give such instructions if they are not in possession of inside information during the designated exercise periods. A designated period is a period of at most 9 stock exchange trading days after publication of the quarterly results.

Total number of options/SARs

As at November 30, 2006 a total of 1,951,000 unconditional option rights or SARs [2005: 2,627,000] in respect of ordinary shares were outstanding at an average exercise price of € 11.17 [2005: € 12.22], whilst a total of 484,000 conditional option rights [2005: 876,000], based on an Operating Income Per Share norm of at least 10% annually, had been granted at an average exercise price of € 11.25 [2005: € 11.67]. The average remaining duration of these options is five years.

Share plan

At the end of 2004 the share option plan for the members of the Board of Executive Directors and at the end of 2005 the share option plan for other senior managers was replaced by a share plan. For former senior executives of Imagistics International Inc. a transitional plan is in place. As a result of the appointment of Mr. A.H. Schaaf to the Board of Executive Directors, a fourth plan is in place. All share plans are subjected to a service condition. At the end of the vesting period, holders can choose between full settlement in shares or partial settlement in cash, to fulfil their tax obligation, and the remaining part in shares.

Share plan Board of Executive Directors

At the beginning of 2005 a conditional right to shares was granted to the members of the Board of Executive Directors for the first time. The share plan comprises the conditional granting of shares in Océ N.V. Each year a plan with a vesting period starts in which the company’s performance is measured at the end of the relevant period against that of a peer group of companies. The conditional number of shares corresponds to a percentage [at the most 60%] of the fixed reference salary divided by the price of the share on the stock market on the first day of the vesting period. The relative ranking that Océ achieves in the peer group determines the definitive number of shares that are granted. The Board of Executive Directors may choose at the end of the vesting period to settle part of the plan in cash to pay the tax amount due. The remaining shares vested must be retained by the members of the Board of Executive Directors for a specified period [lock-up period].

Share plan senior managers

At the beginning of 2006 a conditional right to shares was granted to senior managers for the first time. The share plan for senior managers comprises the conditional granting of shares in Océ N.V. The vesting period is 3 years and the non-market based performance condition is a target operating income. Depending on growth in target operating income, the vesting of the number of shares can vary between 0 and 120 percent of the conditional number of shares granted.

Share plan Imagistics

The share plan Imagistics comprises the conditional granting of shares in Océ N.V. The graded vesting period is 3 years, on December 1st of each year 33.3% of the grant vests.

Share plan July 2006

This share plan comprises the granting of conditional shares in Océ N.V. to Mr. A.H. Schaaf. The graded vesting period has a term of 2.5 years. The shares vest 33.4% immediately and 22.2% on January 31st of each calendar year during the vesting period.

share plan	year	number of conditio- nally shares granted	stock price at grant day in euro	conditionally outstanding shares at No- vember 30, 2005	granted	vested	forfeited / expired	conditionally outstanding shares at No- vember 30, 2006	end of vesting period	lock-up period in years
Board of Executive Directors	2005	71,713	12.55	71,713	—	—	—	71,713	February 28, 2008	3
Board of Executive Directors	2006	66,083	14.30	—	66,083	—	—	66,083	February 28, 2009	2
Other managers	2006	386,750	14.25	—	386,750	—	4,250	382,500	November 30, 2008	—
Imagistics	2005	162,552	12.11	—	162,552	—	9,509	153,043	December 01, 2008	—
July 2006	2006	34,630	12.28	—	34,630	11,566	—	23,064	January 30, 2009	—

Total		721,728		71,713	650,015	11,566	13,759	696,403

32. Directors’ remuneration

The individual remuneration of the members of the Board of Executive Directors is:

	periodic pay	performance related pay over 2006	total	pension contributions	in euro
R.L. van Iperen	637,533	126,000	763,533	351,008
J. van den Belt	476,491	94,500	570,991	163,440
J.F. Dix	480,658	94,500	575,158	195,399
A.H. Schaaf	196,911	231,179	428,090	52,386

amounts in euro	age on November 30, 2006	final pension age	increase in accrued entitlements 2006	accrued pension rights as at November 30, 2006	capital build-up in defined contribution plan as at November 30, 2006
R.L. van Iperen	53	60	14,320	242,670	392,964
J. van den Belt	60	62	4,817	44,952	278,011
J.F. Dix	60	62	11,599	211,910	218,491
A.H. Schaaf	52	65	948	948	—

Pension entitlements

The above table shows the accrued pension entitlements of the members of the Board of Executive Directors and the annual pension amounts that would be paid to them on the basis of their years of service as at the end of 2006. With effect from January 2003 the pension scheme for members of the Board of Executive Directors was converted from a defined benefit plan into a hybrid scheme [defined benefit plus defined contribution plan].

	share option plan of year	number of options granted		exercise price in euro	outstanding at November 30,2006	expiration date
R.L. van Iperen	2002	unconditional	21,000	9.77	21,000	November 28, 2010
	2003	unconditional	21,000	10.75	21,000	November 27, 2011
	2004	unconditional	21,000	12.21	21,000	November 26, 2012

J. van den Belt	2002	unconditional	17,500	9.77	17,500	November 28, 2010
	2003	unconditional	17,500	10.75	17,500	November 27, 2011
	2004	unconditional	17,500	12.21	17,500	November 26, 2012

J.F. Dix	2002	unconditional	17,500	9.77	17,500	November 28, 2010
	2003	unconditional	17,500	10.75	17,500	November 27, 2011
	2004	unconditional	17,500	12.21	17,500	November 26, 2012

At the end of the fiscal year the members of the Board of Executive Directors held 11,566 ordinary shares in Océ [2005: nil] and nil rights to options listed on the Euronext Options Exchange.

	share plan of year	number of conditionally shares granted	stock price at first day of performance period in euro	conditionally outstanding shares at November 30, 2006	expiration date
R.L. van Iperen	2005	28,685	12.55	28,685	February 28, 2008
	2006	26,433	14.30	26,433	February 28, 2009
J. van den Belt	2005	21,514	12.55	21,514	February 28, 2008
	2006	19,825	14.30	19,825	February 28, 2009
J.F. Dix	2005	21,514	12.55	21,514	February 28, 2008
	2006	19,825	14.30	19,825	February 28, 2009
A.H. Schaaf	2006	34,630	12.28	23,064	January 30, 2009

The remuneration for the 2006 fiscal year of the present and former members of the Board of Supervisory Directors amounted to € 226,973 [2005: € 221,145]. The remuneration for the Board of Supervisory Directors is fixed at € 46,355 for the chairman and at € 30,903 for the members, in conformity with the information set out on page 51. At the end of the fiscal year the members of the Board of Supervisory Directors held 2,969 ordinary shares in Océ [2005: 2,969] and nil rights to options listed on the Euronext Options Exchange [2005: nil].

33. Operating leases

Operating lease receivables are receivables arising from contracts for the equipment rented out to third parties. The future minimum rental revenues amount to:

	2005	2006	x € million
Less than one year	173	171
More than one year but less than 5 years	174	170

	347	341

34. Commitments, Contingencies and Legal Proceedings

Commitments

Repurchase commitments amounting to € 7.5 million [2005: € 7.7 million] exist under the terms of lease contracts with third parties. In respect of these commitments, the amount expected to be paid within one year is nil [2005: nil] and the amount expected to be paid within five years is € 7.5 million [2005: € 7.7 million]. As a result of these commitments the machines can be sold again upon their return. The estimated market value upon return is higher than the repurchase commitment.

Total contracted operational lease commitments amount to € 286 million [2005: € 315 million]. The commitments mature over the next years as follows:

2007	79	x	€ million
2008	59
2009	43
2010	27
2011	22
after 2011	56

Total	286

Other commitments, such as purchase contracts etc., have been entered into solely as part of normal business operations.

Contingent liabilities

	2005	2006	x € million
Guarantee commitments	2.5	10.4
Government development credits	48.0	45.9

Government development credits are received for product development. These credits are subject to a contingent repayment.

Legal proceedings

Océ is involved in a number of legal proceedings, most of which relate to matters resulting from the normal conduct of business. Océ does not expect these court cases to result in obligations that may have a material effect on the company’s financial position. To cover those cases in which it is likely that the outcome of the legal proceedings will be unfavourable for Océ and in which the resultant obligation can be reliably estimated a provision has been made in the consolidated financial statements.

35. Business combinations

In 2006 Océ completed the initial accounting of Imagistics International Inc. that was acquired on October 31, 2005. The comparative figures [fiscal year 2005] presented in the consolidated financial statements include the carrying amounts of the assets and liabilities adjusted as result of the completion of the initial accounting.

Completion of the initial accounting of Imagistics International Inc. had the following effect on the assets and liabilities of Océ

	provisional fair values	fair values	x € 1,000
Goodwill	350,602	361,371
Other intangible assets	152,188	152,188
Property, plant and equipment	26,748	26,748
Rental equipment	50,437	50,437
Other financial assets	479	479
Inventories	66,220	66,220
Trade and other receivables	91,672	86,561
Current income tax receivables	13,461	13,461
Deferred income tax liabilities	-33,605	-39,613
Provisions for other liabilities and charges	-2,291	-2,291
Trade and other liabilities	-78,492	-78,142

Total purchase consideration	637,419	637,419

On November 9, 2006 Océ acquired CaseData Inc. a provider of electronic discovery and litigation support services to US law firms and with corporations in the United States and the Philippines.

On October 2, 2006 Océ acquired all activities of X Engineering Systems XES Oy a provider of wide format display graphics in Finland.

The acquired businesses contributed revenues of € 1.4 million to the Group for the period October 2, 2006 to November 30, 2006. If the acquisitions had occurred on December 1, 2005 we estimate that Océ’s revenues would have been € 3,125 million.

The fair value of assets and liabilities arising from acquisitions are as follows:

	CaseData	X Engineering Systems XES Oy	x € 1,000
Goodwill	12,148	—
Software	1,206	—
Technology	36	—
Customer base	1,527	1,427
Trade marks and other	247	—
Property, plant and equipment	922	35
Trade and other receivables	4,834	—
Inventories	—	353
Borrowings	-2,616	—
Trade and other liabilities	-483	—

Total purchase consideration	17,821	1,815

The acquiree's carrying amounts are as follows:

	CaseData	X Engineering Systems XES Oy	x € 1,000
Technology	36	—
Trade marks and other	6	—
Property, plant and equipment	922	35
Trade and other receivables	4,834	—
Inventories	—	353
Borrowings	-2,616	—
Trade and other liabilities	-483	—

Net assets	2,699	388

The fair values identified upon acquisition are provisional and may still be subject to change.

Changes in fair values will be shown as an adjustment to the initial identified goodwill within one year after acquisition date.

The goodwill arising from the acquisition of CaseData Inc. mainly relates to the anticipated operational synergy effects.

36. Related party Transactions

Océ provided loans to the Board of Executive Directors of € 0.3 million [2005: € 0.3 million]. For a specification of this amount reference is made to note 21.

Océ is not a party to any transactions or loans with any other party that controls Océ, is controlled by Océ or is under common control with Océ, or any associates, individuals or enterprises with significant control over Océ or the Board of Executive Directors.

37. US GAAP reconciliation

The consolidated financial statements of Océ N.V. have been prepared in accordance with International Financial Reporting Standards (IFRS), which vary in certain significant respects from accounting principles generally accepted in the United States of America (US GAAP). The following tables set out the impact the application of US GAAP would have on net income attributable to shareholders and equity attributable to shareholders as reported under IFRS. Océ’s accounting policies under IFRS are in accordance with the standards as adopted by the European Union. For Océ N.V. there are no differences between IFRS as adopted by the European Union and IFRS as issued by the International Accounting Standards Board (IASB).

IFRS 1 provides first-time adopters of IFRS with a number of mandatory exceptions and optional exemptions from full retrospective application of IFRS, some of which are applicable to Océ N.V. (see note 1). The US GAAP figures are determined as if US GAAP had always been applied, i.e. US GAAP needs to be applied retrospectively. Had IFRS been applied fully retrospectively, net income attributable to shareholders and equity attributable to shareholders under IFRS would have been different, which in turn could have resulted in the elimination and different amounts of reconciling items as shown in the following table or additional reconciling items.

The reconciliation of net income attributable to shareholders in accordance with IFRS to amounts determined in accordance with US GAAP is as follows:

	Years ended November 30
	2005	2006	2006
	(in thousands, except shares and per share amount)
	Euro	Euro	$*
Net income attributable to shareholders under IFRS	79,879	54,977	72,905

Adjustments for:
Goodwill (a)	-2,850	—	—
Release of (addition to) provisions (b)	2,979	-22,011	-29,189
Pensions (c)	-86,290	-27,482	-36,444
Derivative financial instruments (d)	-1,841	-4,193	-5,560
Share-based compensation (e)	344	—	—
Product development costs (f)	341	-25,177	-33,387
Sale of lease portfolio (g)	1,775	3,727	4,942
Income tax effects on above adjustments (h)	13,847	28,643	37,984

Net income attributable to shareholders under US GAAP before cumulative effect on change in accounting principle	8,184	8,484	11,251
Cumulative effect on change in accounting principle	—	-3,390	-4,496
Income tax effect on change in accounting principle	—	841	1,115

Net income attributable to shareholders under US GAAP	8,184	5,935	7,870

Earnings per ordinary share:
Basic (i)	0.07	0.05	0.07
Diluted (i)	0.08	0.05	0.07

Weighted average number of ordinary shares outstanding:
Basic	83,698,244	83,899,228	83,899,228
Diluted	84,668,853	85,577,477	85,577,477

The statement of comprehensive income is as follows:

	Years ended November 30
	2005	2006	2006
	(in thousands)
	Euro	Euro	$*
Net income attributable to shareholders under US GAAP	8,184	5,935	7,870
Other comprehensive income net of tax:
Foreign currency translation adjustment	36,745	-42,756	-56,699
Additional minimum liability (c)	23,237	-1,568	-2,079
Derivative financial instruments (d)	-11,281	8,334	11,052
Other	—	-189	-251

Comprehensive income	56,885	-30,244	-40,107

*	See note 0 Summary of significant accounting principles

The reconciliation of equity attributable to shareholders in accordance with IFRS to amounts determined in accordance with US GAAP is as follows:

	Years ended November 30,
	2005	2006	2006
	(in thousands)
	Euro	Euro	$*
Equity attributable to shareholders under IFRS	710,825	684,516	907,736
Adjustments for:
Goodwill (a)	192,434	192,746	255,601
Provisions (b)	25,152	2,800	3,713
Pensions (c)	145,122	115,352	152,968
Derivative financial instruments (d)	10,821	11,631	15,424
Share-based compensation (e)	5,649	—	—
Product development costs (f)	-1,151	-26,328	-34,913
Sale of lease portfolio (g)	-12,105	-8,024	-10,641
Income tax effects on above adjustments (h)	-38,339	-11,799	-15,647

Equity attributable to shareholders under US GAAP	1,038,408	960,894	1,274,241

*	See note 0 Summary of significant accounting principles

The differences between IFRS and US GAAP as indicated in the tables are explained below.

a) Goodwill

General

Under US GAAP, the excess of the purchase price over the fair value of the net assets acquired should be reflected as goodwill. Until the adoption of SFAS No. 142, “Goodwill and Other Intangible Assets” effective December 1, 2002 goodwill was amortized. Since that date, the amortization of goodwill was no longer allowed under US GAAP.

Under Dutch GAAP, the excess of the purchase price over the fair value of the net assets acquired was capitalized as goodwill effective December 1, 2000 and amortized on a straight-line basis. Before December 1, 2000 under Dutch GAAP goodwill was charged directly to equity attributable to shareholders.

Differences between IFRS and US GAAP arise because Océ has applied the exemption under IFRS 1 not to restate business combinations that took place before the transition date of December 1, 2004. The carrying amount of goodwill in the IFRS opening balance as at December 1, 2004 is equal to the carrying amount of goodwill previously reported under Dutch GAAP. Consequently, the amount of goodwill under IFRS and US GAAP differs which results in a reconciling item.

The impact at November 30, 2005 and 2006 of the items mentioned above was a higher amount of goodwill under US GAAP of € 195.3 million compared to IFRS.

Under both IFRS and US GAAP, goodwill is tested, at least annually, for impairment. The annual impairment test on goodwill in 2005 and 2006 did not result in an impairment under IFRS or US GAAP.

Acquisition costs Imagistics not included in goodwill

On October 31, 2005, Océ acquired 100% of the shares of Imagistics International Inc. Océ N.V. accounted for this transaction in accordance with SFAS No. 141, “Business Combinations”. The Company identified certain acquisition costs related to the change in control which under US GAAP do not qualify as a liability in the opening balance of Imagistics, and hence as goodwill. Therefore under US GAAP these costs have been charged to the income statement in November 2005.

The impact at November 30, 2005 and 2006 of the item mentioned above was a lower amount of goodwill under US GAAP of € 2.9 million and € 2.6 million (including a positive translation adjustment of € 0.3 million) respectively compared to IFRS.

b) Provisions

Under US GAAP, the recognition of a provision often is subject to more strict criteria than under IFRS. For this reason certain elements of a provision are reversed under US GAAP and the timing of expenses being charged to the income statement is different. For Océ the main differences between IFRS and US GAAP relate to the following provisions:

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

Under IFRS the liability is measured at its fair value and is fully recognized at the communication date.

Other provisions

The main adjustment relates to a provision for onerous rent contracts. Under IFRS, a provision for onerous contracts is determined as the unavoidable cost associated with contractual commitments, reduced by the net positive cash flows, if any, when management has committed to a firm plan. Under US GAAP, SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, a liability for cost that will continue to be incurred without economic benefit to the Company has to be recognized when the Company ceases use of rights conveyed by the contract.

The impact at November 30, 2005 and 2006 of the items mentioned above was a lower amount of provision under US GAAP of € 25.2 million and € 2.8 million respectively compared to IFRS. The impact on net income is mainly due to the fact that provisions recognized in previous years under IFRS have in 2006 been recognized under US GAAP since all of the criteria under SFAS 146 have been met.

c) Pensions

The accounting treatment of pensions under IFRS and US GAAP differs on certain aspects. The reconciling items mainly arise from the fact that Océ N.V. has elected to apply the optional exemption under IFRS 1 and accordingly recognized all cumulative actuarial gains and losses, that where not recognized in income under Dutch GAAP, in equity attributable to shareholders in the IFRS opening balance sheet as at December 1, 2004. For US GAAP purposes the actuarial gains and losses continue to be recognized under the corridor approach in accordance with SFAS 87, “Employers’ Accounting for Pensions”.

Under US GAAP and contrary to IAS 19, a liability has to be recognized in the balance sheet in case the accumulated benefit obligation (ABO) exceeds the fair value of the plan assets. This liability must at least equal the unfunded ABO. To the extent that the unfunded ABO exceeds the liability already recognized, an additional minimum liability (AML) has to be recognized as a reduction of equity attributable to shareholders, net of tax. If an additional minimum liability is recognized, an equal amount shall be recognized as an intangible asset, provided that the asset recognized shall not exceed the amount of unrecognized prior service cost. If an additional liability required to be recognized exceeds unrecognized service cost, the excess (which would represent a net loss not yet recognized as net periodic pension cost) should be recognized as a reduction to equity attributable to shareholders, net of tax. If the unfunded ABO is less than the liability already recognized, no further liability has to be recognized. The movements of the additional minimum liability are recorded directly in equity attributable to shareholders.

Under IAS 19, pension assets, defined benefit pension obligations and expenses are determined in manner similar to US GAAP. However, under IAS 19, prior service cost, transition obligations and expenses resulting from plan amendments are generally recognized immediately. Under US GAAP, these expenses are generally recognized over the remaining average period of service.

In 2005 agreement was reached in the Netherlands on a significant change in the pension scheme, which means that with effect from January 1, 2006 pension entitlements will be based on career average instead of final pay. Also in fiscal year 2006 in several countries agreement was reached on significant changes in pension schemes. The significant changes relate amongst other to a change from defined benefit plans to defined contribution plans, mainly in the United States.

Under IAS 19 these significant changes are treated as a curtailment and have been released to the income statement. Under US GAAP these significant changes are considered to be a plan amendment instead of a curtailment and will amortized over the average remaining period of service, which will have a positive effect on the US GAAP results in future years.

The impact at November 30, 2005 and 2006 of the items mentioned above was a lower retirement benefit obligation under US GAAP of € 278.6 million and € 251.0 million respectively compared to IFRS. In addition under US GAAP an additional minimum liability of € 137.7 million at November 30, 2005 and € 136.3 million at November 30, 2006, an intangible asset of € 3.0 million at November 30, 2005 and € 0.6 million at November 30, 2006 and other financial assets of € 1.2 million at November 30, 2005 were recorded in the balance sheet.

The following table shows the pension costs that would be recorded under SFAS 87.

Pension cost under US GAAP:	2005	2006	x € 1,000
Service cost	47,738	46,641
Interest cost	67,779	67,856
Expected return on plan assets	-62,163	-66,544
Amortization of transition costs	-32	-34
Amortization of prior service costs	140	-4,381
Amortization of losses	16,864	16,560
Other costs	-9	-1,555

Net periodic pension cost	70,317	58,543

The assumptions used for the FAS 87 calculations are identical to those provided in Note 28.

d) Derivative financial instruments

Under IFRS, Océ N.V. has opt for the exemption under IFRS 1 to apply the standards IAS 32 and IAS 39 as from December 1, 2005 rather than as from the IFRS transition date of December 1, 2004. Therefore Océ N.V. applies Dutch GAAP to the comparative figures (fiscal year 2005) where derivative financial instruments are concerned.

Fiscal year 2005

Under Dutch GAAP derivative financial instruments are [1] recognized on balance for unrealized gains and losses regarding foreign exchange hedges on balance sheet items; or [2] recognized at cost for all other derivative financial instruments.

US GAAP, SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” requires that derivative instruments to be carried at fair value. Movements in fair values of derivative instruments that are not designated or do not qualify for hedge accounting are recognized through the income statement. Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability attributable to the hedged risk (adjustment carrying value). The effective part of changes in fair value of derivative instruments designated in qualifying cash flow hedges are recorded in equity (Other Comprehensive Income). The ineffective portion is recognized in the income statement.

The impact at November 30, 2005 of the items mentioned above was a higher amount of € 14.3 million derivative financial instruments assets, a higher amount of € 14.0 million derivative financial instruments liabilities, a lower amount of € 9.7 million borrowings and a lower amount of € 0.8 million trade and other liabilities under US GAAP compared to IFRS.

Fiscal year 2006

Accounting for derivative financial instruments under IFRS differs in certain aspects from US GAAP. The reconciling item mainly relates to:

•	Difference in accounting treatment regarding financing preference shares;

•	Transitional requirements of IFRS 1;

•	Difference in application of hedge accounting.

Difference in accounting treatment regarding financing preference shares

Under Dutch GAAP, financing preference shares were included in equity attributable to shareholders. At December 1, 2005 Océ had an unconditional obligation to pay dividend to its financing preference shareholders. Based on this unconditional obligation, under IAS 32 these financing preference shares are reclassified from equity attributable to shareholders to borrowings. At that date the amount paid-out, formerly recognized as dividend, was as of this moment recognized as interest expenses in the income statement. Under US GAAP, SFAS 150, “Accounting for certain Financial Instruments with Characteristics of both Liabilities and Equity”, these financing preference shares are classified as equity attributable to shareholders and dividend paid is reported as a distribution from equity attributable to shareholders.

Océ agreed revised conditions on the financing preference shares which were approved by the Annual General Meeting of Shareholders on April 20, 2006. The revised conditions mainly relate to the payment of dividend which in the new arrangement becomes conditional upon a dividend proposal by the Board of Executive Directors that has to be approved by the Board of Supervisory Directors and the Annual General Meeting of Shareholders. As a result, as of April 20, 2006 also under IFRS the financing preference shares are classified as equity attributable to shareholders and dividend paid is reported as a distribution from equity attributable to shareholders. The difference between the net present value of the liability and it’s carrying amount has been recognized in the income statement at the moment of derecognition of the liability.

The impact in fiscal year 2006 is lower interest expenses under US GAAP of € 3.4 million (before taxes) compared to IFRS.

Transitional requirements of IFRS 1

On December 1, 2005, Océ adjusted, based on the transitional requirements of IFRS 1, the carrying amount of hedged items in a fair value hedge from cost to fair value under IFRS. The impact under IFRS of this adjustment resulted in a higher carrying amount of borrowings of € 11.2 million and finance lease debtors of € 0.5 million compared to US GAAP. Due to settlement of certain hedged items, the remaining difference between IFRS and US GAAP on November 30, 2006 amounts to a € 6.8 million lower carrying amount of borrowings under US GAAP than under IFRS. Income before income taxes is € 4.4 million lower than under IFRS.

Difference in application of hedge accounting

Fair value hedge

Under US GAAP, Océ applied fair value hedge accounting as of December 1, 2004. Movements in fair value of the hedged item were recognized in the income statement during fiscal year 2005. Under IFRS, movements in the fair value of the hedged item have been recognized as of December 1, 2005. This resulted in a carrying amount of borrowing under US GAAP that is € 4.8 million lower at November 30, 2006 than under IFRS. Income before income taxes is € 4.6 million lower than under IFRS.

Cash flow hedge

Under US GAAP, in fiscal year 2006 cash flow hedge accounting was applied on floating rate borrowings and the relating loss of €1.4 million (before taxes) was directly recognized in equity attributable to shareholders (as Other Comprehensive Income). At the inception of the hedge, the fair value of the hedge instrument was close to zero. Under IFRS no hedge accounting was applied in 2006 on floating rate borrowings and therefore this loss was recognized in the income statement.

e) Share-based compensation

Fiscal year 2005

Under IFRS, as of December 1, 2004, the fair value of the share-based compensations granted to employees is recognized as an expense over the vesting period, with a corresponding increase in equity attributable to shareholders or liabilities depending on the settlement nature.

Under US GAAP, certain of Oce's share-based compensation plans do not meet the provisions for fixed plan accounting in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, because they include a cash alternative feature. Therefore, variable accounting is applied using the intrinsic value method. Océ remeasures compensation cost for the 'variable' options until the options are exercised, cancelled or forfeited. Costs are recognized as an expense with a corresponding increase in equity independent of the settlement nature.

The differences between IFRS and US GAAP related to the difference in measurement between fair value and intrinsic value (€ 0.3 million higher net income and € 3.1 million higher retained earnings compared to IFRS) and the difference in recognition between equity and liability regarding arrangements with cash alternative features (€ 2.2 million higher retained earnings under US GAAP compared to IFRS).

Fiscal year 2006

On December 1, 2005, Océ implemented the provisions of SFAS No. 123(R), “Share-Based Payment”, applying the modified prospective method. Up to and including November 30, 2005, Océ recognized cost of share-based payment plans as ‘variable’ option plans using the intrinsic value method under APB 25 “Accounting for Stock Issued to Employees”.

By applying the modified prospective method, no restatement of prior fiscal years has been made. Océ recognizes compensation cost for awards granted, modified, repurchased, or cancelled after the required effective date of December 1, 2005. Additionally, compensation cost for the portion of equity awards for which the requisite service has not been rendered and that are outstanding as of December 1, 2005 are recognized as the requisite service is rendered on or after that date. The compensation cost of these awards is based on the grant-date fair value as calculated under SFAS No.123, “Accounting for Stock-Based Compensation”. Outstanding awards which previously classified as equity measured at intrinsic value and which now classify as liabilities are measured at fair value. Regarding these awards, retained earnings is reduced at December 1, 2005 to the extent of previously recognized cost (€ 2.2 million), the remaining difference is recognized in the income statement as a cumulative effect of a change in accounting principles (€ 3.4 million loss).

The IASB and FASB achieved convergence of the standards IFRS 2 en SFAS No. 123(R), except for the related tax accounting. However, differences may arise in the application of these standards. Except for the impact of above discussed change in accounting principle, for Océ, the difference relates to the difference in the deferred tax calculation. Under FAS No. 123(R), the deferred tax calculation is based on the compensation cost recognized for financial reporting purposes. Under IFRS 2, the deferred tax calculation is based on the deductible cost recognized for tax purposes. The net impact at November 30, 2006 of the item mentioned above was a lower deferred tax liability of € 0.2 million.

Océ did not modify outstanding share-based compensation plans in anticipation of the adoption of SFAS No. 123(R).

f) Product development costs

Under IFRS, product development costs can be capitalized and amortized over their useful lives when certain criteria are met. Under US GAAP, SFAS 2, “Accounting for Research and Development Costs”, product development costs are expensed as incurred. As such, the US GAAP adjustment pertains to the reversal of product development costs capitalized under IFRS in each year, offset by the reversal of amortization expenses recognized under IFRS.

The net impact at November 30, 2005 and 2006 of the item mentioned above was a lower amount of intangible assets under US GAAP of € 1.2 million and € 26.3 million respectively compared to IFRS. Investments under IFRS in 2005 and 2006 amounted to € 0.2 million and € 30.0 million respectively and amortization under IFRS amounted to € 0.5 million and € 4.9 million respectively.

g) Sale lease portfolio

The assets related to existing financial lease contracts transferred to a buyer can be split into finance lease receivables and the equipment residual value. Under US GAAP (FAS 13, “Accounting for Leases” and related additional guidance by the SEC), the unguaranteed equipment residual value related to these financial lease contracts do not qualify for sales type leases and off balance sheet treatment. As such, for US GAAP purposes, the gain recognition on the sale of the equipment residual values as recorded in fiscal year 2005 and 2006 under IFRS must be deferred until the end of the lease contract.

Under US GAAP in fiscal year 2005 and 2006, part of the deferred gain on the sale of the equipment residual values was recognized.

The net impact at November 30, 2005 and 2006 of the item mentioned above was a higher amount of trade and other liabilities under US GAAP of € 12.1 million and € 8.0 million respectively compared to IFRS.

h) Income tax effects

Income tax effects relate to the income tax adjustments on the US GAAP adjustments described above.

i) Earnings per share under US GAAP

	2005	2006
	(in thousands)
	Euro	Euro
Net income attributable to holders of ordinary shares*	6,076	4,202
Weighted average number of ordinary shares outstanding (x 1,000)	83,698	83,899	shares
Basic earnings per ordinary share	0.07	0.05	euro

Net income attributable to holders of ordinary shares	6,076	4,202
Interest costs of convertible loans (net)	308	243

Net income attributable to holders of ordinary shares based on full conversion	6,384	4,445

Weighted average number of ordinary shares outstanding (x 1,000)	83,698	83,899	shares
Adjustment for assumed conversion (x 1,000)	750	704
Adjustment for assumed equity settlement of share-based compensation (x 1,000)	221	974

Weighted average number of ordinary shares outstanding on the basis of full conversion (x 1,000)	84,669	85,577

Diluted earnings per ordinary share	0.08	0.05	euro

*	Net income attributable to holders of ordinary shares is defined as net income attributable to shareholders minus proposed preference dividend.

Additionally, Océ N.V. has the following difference as it pertains to income statement classification when comparing IFRS and US GAAP presentation.

Interest from finance leases

As explained in Note 0 to the consolidated financial statements interest from finance leases has been recognized as a component of total revenues. Under US GAAP the related financial interest expense should be reported as a component of operating income.

SCHEDULE II

OCÉ N.V. AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS AS OF

NOVEMBER 30, 2005 AND 2006

2005	Balance at beginning of period	Additions charged to income	Release to income	Acquisition	Deductions	Balance at end of period
	(In thousands)
	Euro	Euro	Euro	Euro	Euro	Euro
Provision for impairment of:
• Trade receivables	53,982	12,251	7,500	21,326	17,428	62,631
• Lease receivables	19,011	749	—	—	3,894	15,866
Impairment for inventory obsolescence	178,813	15,807	—	37,534	40,040	192,114
Valuation allowance for deferred tax assets	36,604	—	408	—	—	36,196

2006
Provision for impairment of:
• Trade receivables	62,631	16,254	—	281	25,926	53,240
• Lease receivables	15,866	3,324	9,391	—	2,373	7,426
Impairment for inventory obsolescence	192,114	18,180	—	—	31,104	179,190
Valuation allowance for deferred tax assets	36,196	2,855	—	—	—	39,051

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

OCÉ N.V.

By:	/s/ R.L. van Iperen
R.L. van Iperen
Chairman of the Board of Executive Directors

Dated: March 9, 2007